As filed with the Securities and Exchange Commission on September 29, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WARNER CHILCOTT LIMITED*

(Exact name of registrant as specified in its charter)

Bermuda	2834	98-0496358
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Cannon’s Court 22

Victoria Street

Hamilton, HM 12

Bermuda

(441) 295-2244

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

A. Robert D. Bailey, Esq.

Chief Legal Officer – Global

Warner Chilcott Limited

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

(862) 261-7000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Wesley C. Holmes, Esq.

Ryan K. deFord, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022-4834

(212) 906-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per note	Proposed maximum aggregate offering price	Amount of registration fee
1.300% Notes due 2017	$500,000,000(1)	100%(2)(3)	$500,000,000(1)(2)	$64,4004)
Guarantees of 1.300% Notes due 2017	(5)	(5)	(2)(5)	(5)
2.450% Notes due 2019	$500,000,000(6)	100%(2)(3)	$500,000,000(6)(2)	$64,400(4)
Guarantees of 2.450% Notes due 2019	(5)	(5)	(2)(5)	(5)
3.850% Notes due 2024	$1,200,000,000(7)	100%(2)(3)	$1,200,000,000(7)(2)	$154,560(4)
Guarantees of 3.850% Notes due 2024	(5)	(5)	(2)(5)	(5)
4.850% Notes due 2044	$1,500,000,000(8)	100%(2)(3)	$1,500,000,000(8)(2)	$193,200(4)
Guarantees of 4.850% Notes due 2044	(5)	(5)	(2)(5)	(5)
Total	$3,700,000,000	100%(2)(3)	$3,700,000,000(8)(2)	$476,560

(1)	Represents the aggregate principal amount of the 1.300% Notes due 2017 issued by Actavis Funding SCS on June 19, 2014.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rule 457(f).
(3)	Exclusive of accrued interest, if any.
(4)	Calculated by multiplying the estimated aggregate offering price of securities to be registered.
(5)	Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable with respect to the guarantees of the new notes being registered.
(6)	Represents the aggregate principal amount of the 2.450% Notes due 2019 issued by Actavis Funding SCS on June 19, 2014.
(7)	Represents the aggregate principal amount of the 3.850% Notes due 2024 issued by Actavis Funding SCS on June 19, 2014.
(8)	Represents the aggregate principal amount of the 4.850% Notes due 2044 issued by Actavis Funding SCS on June 19, 2014.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*Table of Additional Registrants

Exact Name of Additional Registrants*	Jurisdiction of Incorporation/ Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Actavis Funding SCS	Luxembourg	2834	98-1177603
Actavis Capital S.à r.l.	Luxembourg	2834	98-1114526
Actavis, Inc.	Nevada	2834	95-387914

*	Address and telephone number of principal executive office are the same as those of Warner Chilcott Limited.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION—DATED SEPTEMBER 29, 2014

PRELIMINARY PROSPECTUS

$3,700,000,000

Actavis Funding SCS

Offer to exchange $500,000,000 aggregate principal amount of 1.300% Notes due 2017 which have been registered under the Securities Act for $500,000,000 aggregate principal amount of 1.300% Notes due 2017

Offer to exchange $500,000,000 aggregate principal amount of 2.450% Notes due 2019 which have been registered under the Securities Act for $500,000,000 aggregate principal amount of 2.450% Notes due 2019

Offer to exchange $1,200,000,000 aggregate principal amount of 3.850% Notes due 2024 which have been registered under the Securities Act for $1,200,000,000 aggregate principal amount of 3.850% Notes due 2024

Offer to exchange $1,500,000,000 aggregate principal amount of 4.850% Notes due 2044 which have been registered under the Securities Act for $1,500,000,000 aggregate principal amount of 4.850% Notes due 2044

The exchange offer will expire at 5:00 P.M., New York City time, on                 , 2014, unless extended

Terms of the exchange offer:

•	On June 19, 2014, Actavis Funding SCS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg, having its registered office at 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B187.310, having a share capital of $20,000 (“Actavis SCS”) issued $500,000,000 aggregate principal amount of 1.300% Notes due 2017 (the “old 2017 notes”), $500,000,000 aggregate principal amount of 2.450% Notes due 2019 (the “old 2019 notes”), $1,200,000,000 aggregate principal amount of 3.850% Notes due 2024 (the “old 2024 notes”) and $1,500,000,000 aggregate principal amount of 4.850% Notes due 2044 (the “old 2044 notes” and, together with the old 2017 notes, the old 2019 notes and the old 2024 notes, the “old notes”) under an indenture dated June 19, 2014 among Actavis SCS, the guarantors named therein and Wells Fargo Bank, National Association, as trustee.

•	We will exchange all outstanding old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	The terms of the new 1.300% Notes due 2017 (the “new 2017 notes”), the new 2.450% Notes due 2019 (the “new 2019 notes”), the new 3.850% Notes due 2024 (the “new 2024 notes”) and the new 4.850% Notes due 2044 (the “new 2044 notes” and, together with the new 2017 notes, the new 2019 notes and the new 2024 notes, the “new notes”) to be issued by Actavis SCS in this exchange offer are substantially identical to the terms of the old notes, except for transfer restrictions and registration rights relating to the old notes. The old notes and the new notes are collectively referred to herein as the “notes.” The old notes are, and the new notes will be, unconditionally guaranteed by Warner Chilcott Limited, a Bermuda company, Actavis, Inc., a Nevada corporation, and Actavis Capital S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg (“Actavis Capital”). All references to the notes include reference to the related guarantees.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for new notes in the exchange offer will not be a taxable event for United States federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

Investing in the new notes involves risks. See “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2014

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes it receives. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended and supplemented, available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should carefully read the entire prospectus, including the section entitled “Risk Factors,” including the consolidated financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision.

Company History

Warner Chilcott Limited (the successor company of Actavis, Inc.) and its direct parent, Warner Chilcott plc (“Legacy Warner Chilcott”), were acquired by Actavis plc, the ultimate parent company, on October 1, 2013, pursuant to the transaction agreement dated May 19, 2013 among Actavis, Inc. (the predecessor of Warner Chilcott Limited), Legacy Warner Chilcott, Actavis plc, Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding Inc.) and Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2 Inc.) (“MergerSub”) whereby, (i) Actavis plc acquired Legacy Warner Chilcott (the “Warner Chilcott Acquisition”) pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 where each Legacy Warner Chilcott ordinary share was converted into 0.160 of an Actavis plc ordinary share (the “Actavis plc Ordinary Shares”), or $5,833.9 million in equity consideration, and (ii) MergerSub merged with and into Actavis, Inc., with Actavis, Inc. as the surviving corporation in the merger (the “Actavis Merger” and, together with the Warner Chilcott Acquisition, the “Warner Chilcott Transactions”). Following the consummation of the Warner Chilcott Transactions, Actavis, Inc. and Legacy Warner Chilcott became wholly-owned subsidiaries of Actavis plc. Each of Actavis, Inc.’s common shares was converted into one Actavis plc Ordinary Share.

On October 31, 2012, Watson Pharmaceuticals, Inc. completed the acquisition of the Actavis Group for a cash payment of €4.2 billion, or approximately $5.5 billion, and contingent consideration of up to 5.5 million newly issued shares of Actavis, Inc. which have since been issued (the “Actavis Group Acquisition”). Watson Pharmaceuticals, Inc.’s Common Stock was traded on the NYSE under the symbol “WPI” until close of trading on January 23, 2013, at which time Watson Pharmaceuticals, Inc. changed its corporate name to “Actavis, Inc.” and changed its ticker symbol to “ACT.”

Effective October 1, 2013, through a series of related-party transactions, Actavis plc contributed its indirect subsidiaries, including Actavis Inc. to Warner Chilcott Limited, which is not a publicly traded entity. References throughout to “we,” “our,” “us,” the “Company,” “Actavis” or “Warner Chilcott” refer to financial information and transactions of Watson Pharmaceuticals, Inc. prior to January 23, 2013, Actavis, Inc. from January 23, 2013 until October 1, 2013 and Warner Chilcott Limited and its subsidiaries subsequent to October 1, 2013.

On February 17, 2014, Actavis plc entered into a merger agreement with Forest Laboratories, Inc. (now known as Forest Laboratories, LLC) (“Forest”). Forest was a leading, fully integrated, specialty pharmaceutical company largely focused on the United States market. Forest markets a portfolio of branded drug products and develops new medicines to treat patients suffering from diseases principally in the following therapeutic areas: central nervous system, cardiovascular, gastrointestinal, respiratory, anti-infective, and cystic fibrosis. Refer to “NOTE 3—Acquisition and Other Agreements” in the accompanying “Notes to Consolidated Financial Statements (unaudited)” in this prospectus for a description of the merger agreement.

Business Overview

The Company is an integrated global specialty pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name (“brand,” “specialty brand” or “branded”), biosimilar and over-the-counter (“OTC”) pharmaceutical products. We also develop and out-license generic pharmaceutical products primarily in Europe through our Medis third-party business. Actavis markets a broad portfolio of branded and generic pharmaceuticals and develops innovative medicines for patients suffering from diseases principally in the central nervous system, gastroenterology, women’s health, urology, cardiovascular, respiratory and anti-infective therapeutic categories. The Company operates manufacturing, distribution, research and development (“R&D”) and administrative facilities in many of the world’s established and growing international markets, including the United States of America (“U.S.”), Canada and Puerto Rico (together “North America”), and its key international markets around the world (“International”).

Business Segments

We reported our business in two operating segments: Actavis Pharma and Anda Distribution. The Actavis Pharma segment includes patent-protected products and certain trademarked off-patent products that Actavis sells and markets as brand pharmaceutical products and off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by Actavis, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. The Anda Distribution segment operating results exclude sales of products developed, acquired, or licensed by the Actavis Pharma segment.

During the quarter ending September 30, 2014, as a result of the acquisition of Forest on July 1, 2014 (the “Forest Acquisition”), Actavis realigned its organizational structure. Beginning with the quarter ending September 30, 2014, the Company will be operated and managed as three distinct operating segments: North American Brands, North American Generics and International and Anda Distribution.

Corporate Structure

The following chart provides a summary of Actavis’ corporate structure and the principal amount of third party indebtedness in millions of dollars as of June 30, 2014 on a pro forma basis after giving effect to the transactions and taking into account certain internal restructuring steps following consummation of the Forest Acquisition. The chart depicts only selected subsidiaries of Warner Chilcott Limited. For further information, please see “Capitalization.”

(1)	Guaranteed by Actavis plc, Warner Chilcott Limited, Actavis SCS and Actavis, Inc.
(2)	Guaranteed by Warner Chilcott Limited, Actavis SCS and Actavis, Inc.
(3)	Guaranteed by Warner Chilcott Limited, Actavis Capital and Actavis, Inc.
(4)	Guaranteed by Actavis plc and Warner Chilcott Limited.
(5)	Guaranteed by Actavis plc.

Actavis Funding SCS, a wholly-owned indirect subsidiary of Warner Chilcott Limited, is a limited partnership (société en commandite simple) organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B187.310, having a share capital of $20,000. Warner Chilcott Limited is a Bermuda company. Warner Chilcott Limited’s principal executive offices are located at Cannon’s Court 22, Victoria Street, Hamilton, HM 12, Bermuda and Warner Chilcott Limited’s telephone number is (441) 295-2244. Actavis Capital S.à r.l. is a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B178.410, having a share capital of $367,384. Actavis, Inc. is a Nevada corporation.

THE EXCHANGE OFFER

The summary below describes the principal terms of the new notes. It does not contain all the information that may be important to you. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the “Description of the New Notes” section of this prospectus for a more detailed description of the notes offered hereby.

Securities Offered	$500,000,000 aggregate principal amount of new 2017 notes, $500,000,000 aggregate principal amount of new 2019 notes, $1,200,000,000 aggregate principal amount of new 2024 notes and $1,500,000,000 aggregate principal amount of new 2044 notes, which have all been registered under the Securities Act of 1933, as amended (the “Securities Act”). The terms of the new notes are substantially identical to the applicable old notes, except that certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes do not apply to the registered new notes.

The Exchange Offer	We are offering to issue registered new notes in exchange for like principal amount and like denomination of our old notes. We are offering to issue these registered new notes to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the old notes when we sold them in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your old notes for exchange by following the procedures described under the heading “The Exchange Offer.”

Tenders; Expiration Date; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on , 2014, unless we extend it. The exchange offer will be open for at least twenty (20) business days to ensure compliance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If you decide to exchange your old notes for new notes, you must acknowledge, among other things, that you are acquiring the new notes in the ordinary course of your business, that you have no arrangement or understanding with any person to participate in a distribution of the new notes and that you are not an affiliate of our Company. You may withdraw any notes that you tender for exchange at any time prior to 5:00 p.m., New York City time, on the expiration date. If we decide for any reason not to accept any old notes you have tendered for exchange, those notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Withdrawal Rights” for a more complete description of the tender and withdrawal provisions.

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions and we may terminate or amend the exchange offer if any of these conditions occur prior to the expiration of the exchange offer. These conditions include any change in applicable law or legal interpretation or governmental or regulatory actions that would impair our ability to proceed with the exchange offer, any general suspension or general limitation relating to trading of securities on any national securities exchange or the over-the-counter market or a declaration of war or other hostilities involving the United States. We may waive any of these conditions in our sole discretion.

Procedures for Tendering Old Notes	The exchange offer will be conducted without the use of a letter of transmittal or notice of guaranteed delivery. If you wish to tender your old notes for new notes pursuant to the exchange offer you must:

•	if you hold the private notes through The Depository Trust Company, or DTC, comply with the ATOP procedures of DTC, and the exchange agent must receive a timely confirmation of a book-entry transfer of the private notes into its account at DTC pursuant to the procedures for book-entry transfer described herein, along with a properly transmitted agent’s message, before the expiration date; or

•	if you hold private notes through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, S.A., or Clearstream, comply with the procedures of Euroclear or Clearstream, as applicable, before the expiration date.

Penalty Interest	If we fail to fulfill certain obligations under the registration rights agreement, including if we fail to consummate the Exchange Offer on or prior to March 26, 2015, the Shelf Registration Statement is not declared effective by the SEC on or prior to March 26, 2015, or the Shelf Registration Statement or the Exchange Offer Registration Statement with respect to a series of notes is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges during the periods specified in the registration rights agreement (a “registration default”), the annual interest rate on the notes will increase by 0.25% during the first 90-day period during which the registration default continues, and will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum increase of 1.00% over the interest rate that would otherwise apply to the old notes. As soon as we cure a registration default, the interest rates on the notes will revert to their original levels.

Tax Consequences	The exchange of the old notes for the new notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations” and “Certain Luxembourg Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. In consideration for issuing the new notes in the exchange offer as contemplated in this prospectus, we will receive in exchange old notes in like principal amount, which will be cancelled and as such will not result in any increase in our indebtedness. We will pay all expenses incident to the exchange offer. See “Use of Proceeds” for a discussion of the use of proceeds from the issuance of the old notes.

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture for the old notes, will serve as the exchange agent in connection with the exchange offer.

Consequences of Failure to Exchange	Old notes that are not tendered or that are tendered but not accepted will continue to be subject to the restrictions on transfer that are described in the legend on those notes. In general, you may offer or sell your old notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We, however, will have no further obligation to register the old notes. If you do not participate in the exchange offer, the liquidity of your notes could be adversely affected.

Consequences of Exchanging Your Old Notes	Based on interpretations of the SEC set forth in certain no-action letters issued to third parties, we believe that you may offer for resale, resell or otherwise transfer the new notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:

•	acquire the new notes issued in the exchange offer in the ordinary course of your business;

•	are not participating, do not intend to participate, and have no arrangement or understanding with anyone to participate, in the distribution of the new notes issued to you in the exchange offer; and

•	are not an “affiliate” of our Company as defined in Rule 405 of the Securities Act.

If any of these conditions are not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for, or indemnify you against, any liability you may incur.

In connection with the exchange offer, you will be required to acknowledge that you are not engaged in, and do not intend to engage in, the distribution of the new notes. In addition, any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities may be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus when it resells or transfers any new notes. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

THE NEW NOTES

The terms of the new notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the New Notes” section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

Issuer	Actavis Funding SCS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg, having its registered office at 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B187.310, having a share capital of $20,000.

Guarantees	Warner Chilcott Limited, Actavis Capital S.à r.l. and Actavis, Inc. will guarantee the new notes on an unsecured and unsubordinated basis.

Securities Offered	$500,000,000 aggregate principal amount of 1.300% notes due 2017.

$500,000,000 aggregate principal amount of 2.450% notes due 2019.

$1,200,000,000 aggregate principal amount of 3.850% notes due 2024.

$1,500,000,000 aggregate principal amount of 4.850% notes due 2044.

Maturity Date	For the new 2017 notes: June 15, 2017.

For the new 2019 notes: June 15, 2019.

For the new 2024 notes: June 15, 2024.

For the new 2044 notes: June 15, 2044.

Interest Payment Dates	June 15 and December 15 of each year, commencing December 15, 2014.

Optional Redemption

We may redeem the new notes, in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the new notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the new notes being redeemed (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 10 basis points, in the case of the new 2017 notes, 15 basis points, in the case of the new 2019 notes, 20 basis points, in the case of the new 2024 notes, and 25 basis points, in the case of the new 2044 notes plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, we may redeem the new 2024 notes on or after March 15, 2024 (three months prior to their maturity date) and the new 2044 notes on or after December 15, 2043 (six months prior to their maturity date), in each case, in whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the aggregate principal amount of the new notes being redeemed, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption. See “Description of the New Notes—Optional Redemption.”

Repurchase Upon Change of Control	Upon the occurrence of a change of control of Actavis plc or Actavis Funding SCS or certain of the guarantors ceasing to be a subsidiary of Actavis plc and a downgrade of the new notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, we will, in certain circumstances, be required to make an offer to purchase the new notes of each series at a price equal to 101% of their principal amount, respectively, plus any accrued and unpaid interest, if any, to, but excluding, the date of repurchase. See “Description of the New Notes—Repurchase Upon a Change of Control.”

Guarantors	The new notes will be jointly and severally irrevocably and unconditionally guaranteed by Warner Chilcott Limited, Actavis Capital S.à r.l. and Actavis, Inc.

Ranking	The new notes will be:

•	general unsecured obligations of ours;

•	effectively subordinated in right of payment to any existing and future secured indebtedness of ours, to the extent of the value of the assets securing such indebtedness;

•	structurally subordinated to all existing and any future liabilities of our future subsidiaries that do not guarantee the new notes;

•	equal in right of payment with all existing and any future unsecured, unsubordinated indebtedness of ours; and

•	senior in right of payment to all existing and any future subordinated indebtedness of ours.

Similarly, the guarantees will be the general unsecured, unsubordinated obligations of the guarantors and will be:

•	effectively subordinated in right of payment to any existing and future secured indebtedness of the guarantors, to the extent of the value of the assets securing such indebtedness;

•	structurally subordinated to all existing and any future liabilities of subsidiaries of such guarantor that do not guarantee the new notes;

•	equal in right of payment with all existing and any future unsecured, unsubordinated indebtedness of such guarantor; and

•	senior in right of payment to all existing and any future subordinated indebtedness of such guarantor.

No subsidiaries of Actavis plc other than Warner Chilcott Limited, Actavis Capital S.à r.l. and Actavis, Inc. will guarantee the new notes, and as a result the new notes will be structurally subordinated to all of the liabilities of Actavis plc’s subsidiaries (other than Actavis Funding SCS) that do not guarantee the new notes.

Form and Denomination of New Notes	The new notes of each series will be issued in fully registered form only and will initially be represented by one or more global notes which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company (“DTC”). The new notes of each series will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Indirect holders trading their beneficial interests in the global notes through DTC must trade in DTC’s same-day funds settlement system and pay in immediately available funds. The new notes may only be withdrawn from DTC in the limited situations described in “Description of New Notes—Book-Entry System—Certificated Notes.”

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. In consideration for issuing the new notes in exchange offer as contemplated in this prospectus, we will receive in exchange old notes in like principal amount, which will be cancelled and as such will not result in any increase in our indebtedness. We will pay all expenses incident to the exchange offer. See “Use of Proceeds” for a discussion of the use of proceeds from the issuance of the old notes.

Absence of Public Markets for the New Notes	The new notes of each series are a new issue of securities and there are currently no established trading markets for such new notes. We do not intend to apply for a listing of the new notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any markets for the new notes. The initial purchasers have advised us that they currently intend to make a market in each series of the new notes. However, they are not obligated to do so, and any market making with respect to the new notes may be discontinued without notice.

Further Issues	We may from time to time, without the consent of the holders of the notes, create and issue additional securities having the same terms and conditions (except for the issue date, the public offering price, and if applicable, the first interest payment date) as the new 2017 notes, the new 2019 notes, the new 2024 notes or the new 2044 notes, in each case, so that such issue shall be consolidated and form a single series with the outstanding new 2017 notes, new 2019 notes, new 2024 notes or new 2044 notes, as the case may be.

Additional Amounts	All payments made by us under or with respect to the new notes or by any of the guarantors with respect to any guarantee will be made without withholding or deduction for taxes unless required by law. If we or any guarantor are required by law to withhold or deduct for taxes imposed by any relevant taxing jurisdiction with respect to a payment to the holders of new notes, we or such guarantor, as applicable, will pay the additional amounts necessary so that the net amount received by the holders of new notes after the withholding or deduction is equal to the amount that they would have received in the absence of the withholding or deduction, subject to certain exceptions. See “Description of Notes—Additional Amounts.”

Optional Redemption for Tax Reasons	In the event of certain developments affecting taxation we may redeem the new notes of each series in whole, but not in part, at any time upon giving prior notice, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of redemption. See “Description of New Notes—Optional Redemption for Changes in Withholding Taxes.”

Trustee	Wells Fargo Bank, National Association.

Risk Factors	You should carefully consider all information contained in this prospectus and, in particular, should carefully read the sections entitled “Risk Factors” herein and therein for a discussion of risks relating to an investment in the new notes.

FAILURE TO EXCHANGE YOUR OLD NOTES

The old notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities. Therefore, you may only transfer or resell them in a transaction registered under or exempt from the Securities Act and all applicable state securities laws. We will issue the new notes in exchange for the old notes under the exchange offer only following the satisfaction of the procedures and conditions described under the caption “The Exchange Offer.”

Because we anticipate that most holders of the old notes will elect to exchange their old notes, we expect that the liquidity of the markets, if any, for any old notes remaining after the completion of the exchange offer will be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount outstanding of the old notes.

SUMMARY HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

Actavis

The following summary statement of operations data and other data as of and for the years ended December 31, 2013, 2012 and 2011 and the summary balance sheet data as of December 31, 2013 and 2012 is based upon and derived from Warner Chilcott Limited’s audited consolidated financial statements which are included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2011 is based upon and derived from Warner Chilcott Limited’s audited consolidated financial statements which are not included in this prospectus. The following summary statement of operations data and other data as of and for the six months ended June 30, 2014 and 2013 and the summary balance sheet data as of June 30, 2014 is based upon and derived from Warner Chilcott Limited’s unaudited condensed consolidated financial statements which are included elsewhere in this prospectus. The summary balance sheet data as of June 30, 2013 is based upon and derived from Warner Chilcott Limited’s unaudited condensed consolidated financial statements which are not included in this prospectus. The unaudited condensed consolidated financial statements have been prepared on a basis consistent with Warner Chilcott Limited’s audited consolidated financial statements, and in the opinion of management, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of Warner Chilcott Limited’s financial position and results of operations for these periods. The operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the full year. This summary financial information is qualified by reference to, and should be read in conjunction with, Warner Chilcott Limited’s historical consolidated financial statements, including notes thereto, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
(in millions)	(unaudited)
Statement of Operations Data
Net revenues	$5,322.3	$3,885.3	$8,677.6	$5,914.9	$4,584.4
Operating income (loss)	420.9	(505.7)	(398.8)	315.7	523.4
Balance Sheet Data
Current assets	$8,498.8	$3,916.0	$4,552.2	$3,838.3	$2,569.7
Working capital, excluding assets and liabilities held for sale	3,315.3	1,527.0	1,181.5	1,089.0	730.2
Total debt and capital leases	12,331.4	6,351.1	9,052.0	6,433.3	1,033.0
Total assets	26,013.7	13,560.6	22,841.7	14,114.8	6,698.3
Total equity	8,946.5	3,541.0	9,603.5	3,856.4	3,562.5

Forest

The following summary statement of operations data and other data as of and for the fiscal years ended March 31, 2014, 2013 and 2012 and the summary balance sheet data as of March 31, 2014 and 2013 is based upon and derived from Forest’s audited consolidated financial statements which are included in this prospectus. The summary balance sheet data as of March 31, 2012 is based upon and derived from Forest’s audited consolidated financial statements which are not included in this prospectus. The following summary statement of operations data and other data as of and for the three months ended June 30, 2014 and 2013 and the summary balance sheet data as of June 30, 2014 is based upon and derived from Forest’s unaudited condensed consolidated financial statements which are included elsewhere in this prospectus. The summary balance sheet data as of June 30, 2013 is based upon and derived from Forest’s unaudited condensed consolidated financial statements which are not included in this prospectus. The unaudited condensed consolidated financial statements have been prepared on a basis consistent with Forest’s audited consolidated financial statements, and in the opinion of management, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of Forest’s financial position and results of operations for these periods. This summary financial information is qualified by reference to, and should be read in conjunction with, Forest’s historical consolidated financial statements, including notes thereto, which are included herein.

	Three Months Ended June 30,		Year Ended March 31,
	2014	2013	2014	2013	2012
(in millions)	(unaudited)
Statement of Operations Data
Net sales	$1,151.3	$796.9	$3,503.3	$2,904.9	$4,392.5
Contract and other revenue	$15.4	$31.9	$143.6	$189.1	$155.2
Net income (loss)	$91.0	$23.3	$165.3	$(32.1)	$979.1
Balance Sheet Data
Current assets	$5,224.5	$2,997.6	$4,123.7	$2,947.8	$3,586.2
Working capital	$3,913.9	$1,997.8	$2,613.0	$1,950.1	$2,686.4
Total debt	$3,000.0	$—	$3,000.0	$—	$—
Total assets	$11,920.6	$7,608.6	$12,017.5	$7,629.6	$7,491.8
Total equity	$6,284.9	$5,786.2	$6,165.6	$5,745.3	$5,676.8

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following table sets forth a summary of unaudited pro forma combined financial information to illustrate the estimated effects of (i) the June 10, 2014 issuance of the $3.7 billion aggregate principal amount of notes by Actavis SCS, (ii) the acquisition of Forest by the Company, which was closed on July 1, 2014 (“Forest Acquisition”), (iii) the acquisition of Aptalis Holdings Inc. (“Aptalis”) by Forest, which was closed on January 30, 2014 (“Aptalis Acquisition”), (iv) the acquisition of Legacy Warner Chilcott, which was closed on October 1, 2013 (“Warner Chilcott Acquisition”) and (v) the related financing to fund each of the Forest Acquisition, the Warner Chilcott Acquisition and the Aptalis Acquisition on the historical financial position and results of operations of Actavis.

The unaudited pro forma combined balance sheet as of June 30, 2014 and unaudited pro forma combined statement of operations for the six months ended June 30, 2014 are based upon and derived from the historical unaudited financial statements of Warner Chilcott Limited (which are included in this prospectus) and historical unaudited financial statements of Forest (which are included in this prospectus). The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2013 is based upon and derived from the historical audited financial statements of Warner Chilcott Limited (which are included in this prospectus), historical unaudited financial statements of Warner Chilcott plc (which are included in this prospectus), historical audited financial statements of Forest (which are included in this prospectus), historical unaudited financial statements of Forest (which are included in this prospectus), historical audited financial statements of Aptalis (which are included in this prospectus) and historical unaudited financial statements of Aptalis (which are included in this prospectus).

The unaudited pro forma combined statement of operations for the fiscal year ended December 31, 2013 and the six months ended June 30, 2014 assumes the completion of the transactions occurred on January 1, 2013. The unaudited pro forma combined balance sheet as of June 30, 2014 assumes the transactions occurred on June 30, 2014, except for the Warner Chilcott Acquisition and the Aptalis Acquisition and their related financing, which were already reflected in Warner Chilcott Limited’s and Forest’s historical balance sheets as of June 30, 2014, respectively. The summary unaudited pro forma financial information is for illustrative purposes only and does not purport to be indicative of the financial position or results of operations that would actually have been achieved had the transactions described above occurred on the dates indicated or which may be achieved in the future.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to the unaudited pro forma combined financial information that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information. Under ASC 805, assets acquired and liabilities assumed are recorded at fair value. The fair value of identifiable tangible and intangible assets acquired and liabilities assumed from the acquisitions of Forest and Aptalis are based on a preliminary estimate of fair value as of June 30, 2014. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. Significant judgment is required in determining the estimated fair values of in-process research and development (“IPR&D”), identifiable intangible assets and certain other assets and liabilities. Such a valuation requires estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Preliminary fair value estimates may change as additional information becomes available.

This unaudited pro forma combined financial information should be read in conjunction with the accompanying notes as well as the historical consolidated financial statements and related notes of Warner Chilcott Limited, Warner Chilcott plc, Forest and Aptalis included in this prospectus.

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
	(unaudited)
	(in millions, except per share data)
Statement of Operations Data
Net revenues	$7,630.1	$14,510.8
Operating (loss)	(504.7)	(1,756.9)
Balance Sheet Data
Current assets	$8,627.7
Working capital, excluding assets held for sale	1,585.0
Total debt and capital leases	15,988.4
Total assets	55,070.0
Total equity	29,524.8

RISK FACTORS

The following discussion includes risks relating to our parent, Actavis plc. However, because all of Actavis plc’s operations are conducted by its subsidiaries, we believe these risks are material to an understanding of us. This discussion also includes risks associated with Forest. Actavis plc acquired Forest on July 1, 2014.

You should carefully consider the risks described below together with the risk factors described in this prospectus before you decide to buy the notes. If any of the risks actually occur, our business, financial condition or results of operations could suffer. In that event, we may be unable to meet our obligations under the notes and you may lose all or part of your investment.

Risks Related to Our Business

We may not realize all of the anticipated benefits of the Forest Acquisition, including the acquisition of Furiex, or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating the businesses. The Forest Acquisition may result in adverse tax consequences to the Actavis group.

We anticipate achieving a variety of synergies in connection with the Forest Acquisition over the next one to three years, including approximately $1 billion of operating and tax synergies. Our anticipated synergies are inherently estimates that are difficult to predict and are necessarily speculative in nature, and we cannot provide assurance that we will achieve expected or actual synergies. Our ability to fully realize the anticipated benefits of the transaction with Forest will depend, to a large extent, on our ability to integrate the Actavis and the Forest, including Furiex and Aptalis, businesses. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, we have been and will continue to be required to devote significant management attention and resources to integrating the business practices and operations. The integration process may disrupt the businesses and, if implemented ineffectively, would preclude realization of the full benefits expected by us. Our failure to meet the challenges involved in integrating the two businesses in order to realize the anticipated benefits of the Forest Acquisition could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the business of Actavis with that of Forest, including Furiex and Aptalis;

•	difficulties in the integration of operations and systems;

•	difficulties in the assimilation of employees;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers;

•	potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Forest Acquisition, including possible adverse tax consequences to the Actavis group pursuant to the anti-inversion rules under section 7874 of the Internal Revenue Code of 1986, as amended, (“Section 7874”) as a result of the acquisition; and

•	challenges in attracting and retaining key personnel.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact our business, financial condition and results of operations. In addition, even if the operations of the businesses of Actavis and Forest are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Additional unanticipated costs may be incurred in the integration of the businesses of Actavis and Forest. All of these factors could cause a reduction to our earnings per share, decrease or delay the expected accretive effect of the transaction, and negatively impact the price of the Actavis plc Ordinary Shares. As a result, we cannot assure you that the combination of the Actavis and Forest businesses will result in the realization of the full benefits anticipated from the Forest Acquisition.

Actavis has incurred and will continue to incur direct and indirect costs as a result of the Forest Acquisition.

Actavis has incurred substantial expenses in connection with completing the Forest Acquisition, and over a period of time following the completion of the Forest Acquisition, Actavis further expects to incur substantial expenses in connection with coordinating the businesses, operations, policies and procedures of Actavis and Forest. While Actavis has assumed that a certain level of transaction and coordination expenses will be incurred, there are a number of factors beyond Actavis’ control that could affect the total amount or the timing of these transaction and coordination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately. These expenses may exceed the costs historically borne by Actavis and Forest.

Following the Forest Acquisition, we have significantly less cash on hand than the sum of cash on hand of Actavis and Forest prior to the acquisition. This reduced amount of cash could adversely affect our ability to grow.

We have significantly less cash and cash equivalents on hand than the approximately $7,717.3 million of combined cash and cash equivalents of Actavis and Forest, as of June 30, 2014, which was used, in part, to complete the Forest Acquisition on July 1, 2014. Although our management believes that we will have access to cash sufficient to meet our business objectives and capital needs, the lessened availability of cash and cash equivalents following the consummation of the Forest Acquisition could constrain our ability to grow our business. Our financial position could also make us vulnerable to general economic downturns and industry conditions, and place us at a competitive disadvantage relative to our competitors that have more cash at their disposal. In the event that we do not have adequate capital to maintain or develop our business, additional capital may not be available to us on a timely basis, on favorable terms, or at all.

Our operating results and financial condition may fluctuate.

Our operating results and financial condition may fluctuate from quarter to quarter and year to year for a number of reasons. The following events or occurrences, among others, could cause fluctuations in our financial performance from period to period:

•	development of new competitive products or generics by others;

•	the timing and receipt of approvals by the U.S. Food and Drug Administration (“FDA”) and other regulatory authorities;

•	the failure to obtain, delay in obtaining or restrictions or limitations on approvals from the FDA or other regulatory authorities;

•	difficulties or delays in resolving FDA or other regulatory authority-observed deficiencies at our manufacturing facilities, which could delay our ability to obtain approvals of pending product applications or curtail availability to continue production of existing products;

•	delays or failures in clinical trials that affect our ability to achieve FDA approvals or approvals from other regulatory authorities;

•	serious or unexpected health or safety concerns with our products or product candidates;

•	changes in the amount we spend to research and develop, acquire or license new products, technologies or businesses;

•	changes in the amount we spend to promote our products;

•	delays between our expenditures to acquire new products, technologies or businesses and the generation of revenues from those acquired products, technologies or businesses;

•	changes in treatment practices of physicians that currently prescribe our products;

•	changes in coverage and reimbursement policies of health plans and other health insurers, including changes that affect newly developed or newly acquired products;

•	changes in laws and regulations concerning coverage and reimbursement of pharmaceutical products, including changes to Medicare, Medicaid and similar programs;

•	increases in the cost of raw materials used to manufacture our products;

•	realization of assets and settlement of liabilities at amounts equal to estimated fair value as of the acquisition date in connection with any acquisitions or dispositions;

•	manufacturing and supply interruptions, including failure to comply with manufacturing specifications;

•	the effect of economic changes in hurricane, monsoon, earthquake and other natural disaster-affected areas;

•	the impact of third party patents and other intellectual property rights which we may be found to infringe, or may be required to license, and the potential damages or other costs we may be required to pay as a result of a finding that we infringe such intellectual property rights or a decision that we are required to obtain a license to such intellectual property rights;

•	changes in antitrust laws and regulations concerning settlement of patent and other intellectual property disputes, and potential damages or other costs we may be required to pay as a result of such changes;

•	the mix of products that we sell during any time period;

•	lower than expected demand for our products;

•	our responses to price competition;

•	our ability to successfully integrate and commercialize the products, technologies and businesses we acquire or license, as applicable;

•	expenditures as a result of legal actions;

•	market acceptance of our products;

•	the impairment and write-down of goodwill or other intangible assets or investments or long-lived assets;

•	disposition of our primary products, technologies and other rights;

•	termination or expiration of, or the outcome of disputes relating to, trademarks, patents, license agreements and other rights;

•	changes in insurance rates for existing products and the cost and availability of insurance for new and existing products;

•	general economic and industry conditions, including changes in interest rates affecting returns on cash balances and investments that affect customer demand;

•	costs and outcomes of any tax audits;

•	fluctuations in foreign currency exchange rates;

•	costs and outcomes of any litigation involving intellectual property, product promotional activities, drug pricing or reimbursement, product liability, customers or other issues;

•	timing of revenue recognition related to licensing agreements and/or strategic collaborations;

•	our ability to successfully integrate newly acquired businesses; and

•	risks related to the growth of our business across numerous countries world-wide and the inherent international economic, regulatory, political and business risks.

As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful, and these comparisons should not be relied upon as an indication of future performance. The above factors may cause our operating results to fluctuate and adversely affect our financial condition and results of operations.

Our substantial debt and other financial obligations could impair our financial condition and our ability to fulfill our debt obligations. Any refinancing of this substantial debt could be at significantly higher interest rates.

Our substantial indebtedness and other financial obligations could:

•	impair our ability to obtain financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•	have a material adverse effect on us if we fail to comply with financial and affirmative and restrictive covenants in our debt agreements and an event of default occurs as a result of a failure that is not cured or waived;

•	require us to dedicate a substantial portion of our cash flow for interest payments on our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital and capital expenditures;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionally less debt.

Additionally, certain of our financing agreements may contain cross-default or other similar provisions whereby a default under one financing agreement could result in a default under our other financing agreements.

If we are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We might then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all. Any refinancing of our indebtedness could be at significantly higher interest rates, and/or incur significant transaction fees. See “Liquidity and Capital Resources—Credit Facility Indebtedness” and “Liquidity and Capital Resources—Senior Note Indebtedness” for a detailed discussion of our outstanding indebtedness.

If we do not successfully integrate newly acquired businesses into our business operations, our business could be adversely affected.

We will need to successfully integrate the operations of newly acquired businesses, including Forest, Furiex and Aptalis, with our business operations. Integrating the operations of new businesses with that of our own is a complex and time-consuming process. Prior to each acquisition, the acquired business operated independently, with its own business, corporate culture, locations, employees and systems. There may be substantial difficulties, costs and delays involved in any integration of other businesses with that of our own. These may include:

•	distracting management from day-to-day operations;

•	potential incompatibility of corporate cultures;

•	an inability to achieve synergies as planned;

•	costs and delays in implementing common systems and procedures; and

•	increased difficulties in managing our business due to the addition of international locations.

These risks may be accentuated if the majority of the former businesses’ operations, employees and customers are located outside of the United States. Any one or all of these factors may increase operating costs or lower anticipated financial performance. Many of these factors are also outside of our control.

Achieving anticipated synergies and the potential benefits underlying our reasons for any acquisition will depend on successful integration of the businesses. The failure to integrate the business operations of the acquired business successfully would have a material adverse effect on our business, financial condition and results of operations.

Any acquisitions of technologies, products and businesses could adversely affect our relationships with key customers and/or could result in significant charges to earnings.

We regularly review potential acquisitions of technologies, products and businesses complementary to our business. Acquisitions typically entail many risks and could result in difficulties in integrating operations, personnel, technologies and products. In connection with acquisitions, we could experience disruption in our business, technology and information systems, customer or employee base, including diversion of management’s attention from our continuing operations. There is also a risk that key employees of companies that we acquire or key employees necessary to successfully commercialize technologies and products that we acquire may seek employment elsewhere, including with our competitors. Furthermore, there may be overlap between our products or customers and the companies that we acquire that may create conflicts in relationships or other commitments detrimental to the integrated businesses.

In addition, as a result of acquiring businesses or products, or entering into other significant transactions, we may experience significant charges to earnings for merger and related expenses. These costs may include substantial fees for investment bankers, attorneys, accountants, and severance and other closure costs associated with the elimination of duplicate or discontinued products, operations and facilities. Charges that we may incur in connection with acquisitions could adversely affect our results of operations for particular quarterly or annual periods.

We are subject to federal and state healthcare fraud and abuse and health information privacy and security laws, and the failure to comply with such laws may adversely affect our business.

In the United States, many of our products are reimbursed under federal and state health care programs such as Medicaid, Medicare, TriCare, and/or state pharmaceutical assistance programs, and as a result, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include: (i) the U.S. Anti-Kickback Statute, which constrains our marketing practices, educational programs, pricing policies and relationships with healthcare providers or other entities, by prohibiting, among other things, soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual or the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs; (ii) federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payers that are false or fraudulent; (iii) the U.S. Health Insurance Portability and Accountability Act of 1996, (HIPAA), which among other things created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; (iv) the U.S. Physician Payments Sunshine Act, which among other things, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under a federal healthcare program to report annually information related to “payments or other transfers of value” made to physicians and teaching hospitals, and ownership and investment interests held by certain healthcare professionals and their immediate family members; (v) HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information and places restrictions on the use of such information for marketing communications; and (vi) state and foreign law equivalents of each of the above U.S. laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Violations of the fraud and abuse laws may result in severe penalties against the responsible employees and Actavis, including jail sentences, large fines, and the exclusion of our products from reimbursement under federal and state programs. We are committed to conducting the sales and marketing of our products in compliance with the healthcare fraud and abuse laws, but certain applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity, a governmental authority may take a position contrary to a position we have taken, or should an employee violate these laws without our knowledge, a governmental authority may impose civil and/or criminal sanctions.

For example, in December 2009, we learned that numerous pharmaceutical companies, including certain of our subsidiaries, have been named as defendants in a federal qui tam action pending in the United States District Court for the District of Massachusetts alleging that the defendants falsely reported to the United States that certain pharmaceutical products were eligible for Medicaid reimbursement and thereby allegedly caused false claims for payment to be made through the Medicaid program. A similar action was filed by the State of Louisiana in August 2013 and additional lawsuits are possible. Any adverse outcome in these actions, or the imposition of penalties or sanctions for failing to comply with the fraud and abuse laws, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows. Some of the statutes and regulations that govern our activities, such as federal and state anti-kickback and false claims laws, are broad in scope, and while exemptions and safe harbors protecting certain common activities exist, they are often narrowly drawn. While we manage our business activities to comply with these statutory provisions, due to their breadth, complexity and, in certain cases, uncertainty of application, it is possible that our activities could be subject to challenge by various government agencies. In particular, the FDA, the U.S. Department of Justice and other agencies have increased their enforcement activities with respect to the sales, marketing, research and similar activities of pharmaceutical companies in recent years, and many pharmaceutical companies have been subject to government investigations related to these practices. A determination that we are in violation of these and/or other government regulations and legal requirements may result in civil damages and penalties, criminal fines and prosecution, administrative remedies, the recall of products, the total or partial suspension of manufacture and/or distribution, seizure of products, injunctions, whistleblower lawsuits, failure to obtain approval of pending product applications, withdrawal of existing product approvals, exclusion from participation in government healthcare programs and other sanctions.

Beginning in February 2012, Legacy Warner Chilcott, along with several then and former employees in its sales organization and certain third parties, received subpoenas from the United States Attorney for the District of Massachusetts. The subpoena Legacy Warner Chilcott received sought information and documentation relating to a wide range of matters, including sales and marketing activities, payments to people who are in a position to recommend drugs, medical education, consultancies, prior authorization processes, clinical trials, off-label use and employee training (including with respect to laws and regulations concerning off-label information and physician remuneration), in each case relating to all of our current key products. Forest is also subject to other claims and investigations. We cannot predict or determine the impact of this inquiry on our future financial condition or results of operations. The U.S. Attorney’s investigation and any other threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could be used productively on other aspects of our business.

Furthermore, in connection with a settlement of certain claims brought by the U.S. government, Forest operates under a Corporate Integrity Agreement (the “CIA”) with the Office of Inspector General of Health and Human Services that requires Forest to maintain its current compliance program and to undertake a set of defined corporate integrity obligations until September 2015. The CIA also provides for an independent third-party review organization to assess and report on Forest’s compliance program. While we expect to fully and timely comply with all of our assumed obligations under the CIA, the failure to do so could result in substantial penalties and being excluded from government healthcare programs.

Any of these types of investigations or enforcement actions could affect our ability to commercially distribute our products and could materially and adversely affect our business, financial condition, results of operations and cash flows.

If we are unable to successfully develop or commercialize new products, our operating results will suffer.

Our future results of operations depend to a significant extent upon our ability to successfully develop and commercialize new brand and generic products in a timely manner. There are numerous difficulties in developing and commercializing new products, including:

•	developing, testing and manufacturing products in compliance with regulatory standards in a timely manner;

•	receiving requisite regulatory approvals for such products in a timely manner, or at all;

•	the availability, on commercially reasonable terms, of raw materials, including API and other key ingredients;

•	developing and commercializing a new product is time consuming, costly and subject to numerous factors, including legal actions brought by our competitors, that may delay or prevent the development and commercialization of new products;

•	experiencing delays as a result of limited resources at the FDA or other regulatory agencies;

•	changing review and approval policies and standards at the FDA and other regulatory agencies; and

•	commercializing generic products may be substantially delayed by the listing with the FDA of patents that have the effect of potentially delaying approval of a generic product by up to 30 months.

As a result of these and other difficulties, products currently in development by us may or may not receive timely regulatory approvals, or approvals at all, necessary for marketing by us or other third-party partners. This risk particularly exists with respect to the development of proprietary products because of the uncertainties, higher costs and lengthy time frames associated with R&D of such products and the inherent unproven market acceptance of such products. Additionally, we face heightened risks in connection with our development of extended release or controlled release generic products because of the technical difficulties and regulatory requirements related to such products. Additionally, with respect to generic products for which we are the first applicant to request approval on the basis that an innovator patent is invalid or not infringed (a paragraph IV filing), our ability to obtain 180 days of generic market exclusivity may be contingent on our ability to obtain

FDA approval or tentative approval within 30 months of the FDA’s acceptance of our application for filing. We therefore risk forfeiting such market exclusivity if we are unable to obtain such approval or tentative approval on a timely basis. If any of our products or the products of our third-party partners are not approved timely or, when acquired or developed and approved, cannot be successfully manufactured or commercialized timely, our operating results could be adversely affected. We cannot guarantee that any investment we make in developing products will be recouped, even if we are successful in commercializing those products.

If generic products that compete with any of our branded pharmaceutical products are approved and sold, sales of our products will be adversely affected.

As a result of our acquisitions of Forest and Legacy Warner Chilcott, specialty branded products now comprise a larger percentage of our total revenues. Generic equivalents for branded pharmaceutical products are typically sold at lower costs than the branded products. After the introduction of a competing generic product, a significant percentage of the prescriptions previously written for the branded product are often written for the generic version. In addition, legislation enacted in most U.S. states and Canadian provinces allows or, in some instances mandates, that a pharmacist dispense an available generic equivalent when filling a prescription for a branded product, in the absence of specific instructions from the prescribing physician. As a result, branded products typically experience a significant loss in revenues following the introduction of a competing generic product. Our branded pharmaceutical products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products we sell, because our patent protection expires or because our patent protection is not sufficiently broad or enforceable. In addition, we may not be successful in our efforts to extend the proprietary protection afforded our branded products through the development and commercialization of proprietary product improvements and new and enhanced dosage forms.

Our Actonel® products no longer have patent protection in Canada or the Western European countries in which we sell these products, and Asacol® is not protected by a patent in the United Kingdom. Our Actonel® once-a-month product lost U.S. patent protection in June 2014 (including a 6-month pediatric extension of regulatory exclusivity) and generic versions of our Loestrin® 24 Fe product entered the market in January 2014 pursuant to settlement agreements previously entered into. In addition, other products such as Estrace® Cream, Asacol® 400 mg and Femhrt® are not protected by patents in the United States where we sell these products. Generic equivalents are currently available in Canada and Western Europe for Actonel® and in the United States for certain versions of our Doryx® and Femhrt® products, Femcon® Fe and certain other less significant products.

During the next few years, additional products of ours will lose patent protection or likely become subject to generic competition. Generic versions of our Asacol® HD 800 mg product may enter the market as early as November 2015 pursuant to an agreement previously entered into and generic versions of our Enablex® product may enter the market as early as March 2016 pursuant to settlement agreements previously entered into. Some of our products may also become subject to generic competition prior to the expiration of patent protection in the event a generic competitor elects to launch its generic equivalent product “at-risk.” Competition from generic equivalents could result in a material impairment of our intangible assets or the acceleration of amortization on our non-impaired intangible assets and may have a material adverse impact on our revenues, financial condition, results of operations and cash flows.

Our branded pharmaceutical expenditures may not result in commercially successful products.

Developing and commercializing branded pharmaceutical products is generally more costly than generic products. In the future, and particularly following the Warner Chilcott Acquisition and the Forest Acquisition, we anticipate continuing and increasing our product development expenditures for our Actavis Specialty Brands business segment, including products acquired from Warner Chilcott and Forest. In order to grow and achieve success in our business, we must continually identify, develop, acquire and license new products that we can ultimately market. There are many difficulties and uncertainties inherent in pharmaceutical research and development, and there is a high rate of failure inherent in new drug discovery and development. Failure can occur at any point in the process, including late in the process after substantial investment. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals and payer reimbursement, limited scope of approved uses, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Delays and uncertainties in the FDA approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity.

We currently have products in various stages of development. For example in 2013, we initiated a Phase 3 clinical trial for our EsmyaTM product for treatment of uterine fibroids. We also have new hormonal contraceptive therapy products in various stages of development from preclinical development to Phase 3 development, as well as osteoporosis products in preclinical and clinical development and dermatology and infectious disease products in various stages of clinical development, among others. Such clinical trials are costly and may not result in successful outcomes. The results of preclinical studies and early clinical studies may not be predictive of the results of later-stage clinical studies. Product candidates that have shown promising results in early-stage clinical studies may still suffer significant setbacks in subsequent clinical studies. There is a high rate of failure for products proceeding through clinical studies, and product candidates in later stages of clinical studies may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical studies. Clinical studies may not proceed as planned or be completed on schedule, if at all. The rate of completion of clinical trials is significantly dependent upon a number of factors, including the rate of patient enrollment. We may not be able to attract a sufficient number of sites or enroll a sufficient number of patients in a timely manner in order to complete clinical trials. Moreover, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and our data may not provide adequate efficacy and safety information to obtain regulatory approval of our candidates. We cannot be sure that our business expenditures, including but not limited to our expenditures related to our EsmyaTM product, JNJ-Q2 product, products acquired in the Warner Chilcott Acquisition and the Forest Acquisition or products of our third-party partners, among others, will result in the successful discovery, development or launch of brand products that will prove to be commercially successful or will improve the long-term profitability of our business. If such business expenditures do not result in successful discovery, development or launch of commercially successful brand products our results of operations and financial condition could be materially adversely affected.

Our investments in biosimilar products may not result in products that are approved by the FDA or other ex-U.S. regulatory authorities and, even if approved by such authorities, may not result in commercially successful products.

In 2011, we entered into a collaboration agreement with Amgen Inc. (“Amgen”) to develop and commercialize, on a worldwide basis, biosimilar versions of Herceptin®, Avastin®, Rituxan/Mab Thera®, and Erbitux® (the “Amgen Collaboration Agreement”). Under the agreement, we will be required to invest up to $282.2 million (as of June 30, 2014) in furtherance of the development and regulatory approval of such products. Although Amgen, our development partner, has substantial expertise and experience in the development of biological products, significant uncertainty remains concerning the regulatory pathway in the United States and in other countries to obtain regulatory approval of biosimilar products, and the commercial pathway to successfully market and sell such products. In the United States, an abbreviated pathway for approval of biosimilar products was established by the Biologics Price Competition and Innovation Act of 2009, or BPCIA, enacted on March 23, 2010, as part of the Patient Protection and Affordable Care Act. The BPCIA established this abbreviated pathway under section 351(k) of the Public Health Services Act, or PHSA. Subsequent to the enactment of the BPCIA, the FDA issued draft guidance regarding the demonstration of biosimilarity as well as the submission and review of biosimilar applications. However, there have been no biosimilar products approved under the 251(k) pathway to date.

The BPCIA prohibits the FDA from accepting an application for a biosimilar candidate to a reference product within four years of the reference product’s licensure by the FDA. In addition, the BPCIA provides innovative biologics with twelve years of exclusivity from the data of their licensure, during which time the FDA cannot approve any application for a biosimilar candidate to the reference product. Additionally, biosimilar products will likely be subject to extensive patent clearances and/or patent infringement litigation, which could delay or prevent the commercial launch of a product for many years. Further, our collaboration with Amgen may not result in products that meet the requirements established by the FDA or other ex-U.S. regulatory authorities. If our collaboration does result in biosimilar products that obtain FDA or other ex-U.S. regulatory authority approval, such product(s) may not be commercially successful and/or may not generate profits in amounts that are sufficient to offset the amount invested to obtain such approvals. Market success of biosimilar products will depend on demonstrating to patients, physicians and payors that such products are safe and efficacious compared to other existing products yet offer a more competitive price or other benefit over existing therapies. If our collaboration with Amgen does not result in the development and timely approval of biosimilar products or if such products, once developed and approved, are not commercially successful, our results of operations, financial condition and cash flows could be materially adversely affected.

If we are unsuccessful in our joint ventures and other collaborations, our operating results could suffer.

We have made substantial investments in joint ventures and other collaborations, including our collaboration agreements with Amgen and Sanofi-Aventis U.S. LLC (“Sanofi”), and may use these and other methods to develop or commercialize products in the future. These arrangements typically involve other pharmaceutical companies as partners that may be competitors of ours in certain markets. In many instances, we will not control these joint ventures or collaborations or the commercial exploitation of the licensed products, and cannot assure you that these ventures will be profitable. Any such marketing restrictions could affect future revenues and have a material adverse effect on our operations. Our results of operations may suffer if existing joint venture or collaboration partners withdraw, or if these products are not timely developed, approved or successfully commercialized and we cannot guarantee the successful outcome of such efforts, nor that they will result in any intellectual property rights or products that inure to our benefit.

If we are unable to adequately protect our technology or enforce our patents, our business could suffer.

Our success with the brand products that we develop will depend, in part, on our ability to obtain patent protection for these products. We currently have a number of U.S. and foreign patents issued and pending. However, issuance of a patent is not conclusive evidence of its validity or enforceability. We cannot be sure that we will receive patents for any of our pending patent applications or any patent applications we may file in the future, or that our issued patents will be upheld if challenged. If our current and future patent applications are not approved or, if approved, our patents are not upheld in a court of law if challenged, it may reduce our ability to competitively utilize our patented products. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by our competitors, in which case our ability to commercially market these products may be diminished. For example, patents covering our Androderm® and INFed® products and our Carafate® product, which we acquired in the Forest Acquisition, have expired and we have no further patent protection on these products. Therefore, it is possible that a competitor may launch a generic version of Androderm® and/or INFed® at any time, which would result in a significant decline in that product’s revenue and profit.

During the next five years, additional products acquired pursuant to the Warner Chilcott Acquisition and the Forest Acquisition will lose patent protection or likely become subject to generic competition. For example, our Asacol® 400 mg product lost U.S. patent protection in July 2013, our Actonel® once-a-week product lost U.S. patent protection in June 2014 (including a 6-month pediatric extension of regulatory exclusivity), generic versions of our Loestrin® 24 Fe product entered the market in January 2014 pursuant to settlement agreements previously entered into; generic versions of our Asacol® HD 800 mg product may enter the market as early as November 2015 pursuant to an agreement previously entered into; our newly acquired Namenda product will lose U.S. patent protection in 2015; and generic versions of our Enablex® product may enter the market as early as March 2016 pursuant to settlement agreements previously entered into. Some of our products may also become subject to generic competition prior to the expiration of patent protection in the event a generic competitor elects to launch its generic equivalent product “at-risk.” For example, although our Doryx® patent does not expire until 2022, and Legacy Warner Chilcott and Mayne Pharma International Pty Ltd. (“Mayne”) filed infringement lawsuits against Mylan Inc. (“Mylan”) and Impax Laboratories, Inc. (“Impax”) arising from their Abbreviated New Drug Applications (“ANDA”) filings with respect to our Doryx® 75 mg, 100 mg and 150 mg products, generic versions of such products have been launched following the FDA’s approval of their respective ANDAs.

Generic competitors to our branded products may also challenge the validity or enforceability of the patents protecting our products or otherwise seek to circumvent them. For example, Legacy Warner Chilcott received a challenge relating to its Atelvia® (risedronate) 35 mg tablets product. In October 2011 and March 2012, Legacy Warner Chilcott received separate Paragraph IV certification notice letters from Watson Laboratories, Inc.—Florida (“Watson), Teva Pharmaceutical Industries, Ltd. (“Teva”) and Ranbaxy Laboratories Ltd. (“Ranbaxy”) indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Atelvia® 35 mg tablets. Legacy Warner Chilcott brought actions against each of Watson, Teva and Ranbaxy, charging each with infringement. In October 2013, Watson divested its ANDA to Amneal Pharmaceuticals (“Amneal”). In September 2013, Legacy Warner Chilcott received a Paragraph IV certification notice letter from Impax indicating that it had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Atelvia®. Legacy Warner Chilcott filed a lawsuit against Impax in October 2013, asserting infringement. The Company has settled with Ranbaxy, Amneal and Impax; however, trial against Teva began on July 14, 2014 and ended on July 18, 2014. Similarly, Forest also recently brought actions against certain manufacturers of generic drugs for infringement of several patents covering our newly acquired Savella®, Namenda® XR and Canasa® products. We believe that ANDAs were filed before the patents covering Canasa® were listed in the Orange Book, which generally means that ANDAs are not subject to the 30-month stay of the approval under the Hatch-Waxman Act. While we intend to vigorously defend these and other patents and pursue our legal rights, we can offer no assurance as to when the pending or any future litigation will be decided, whether such lawsuits will be successful or that a generic equivalent of one or more of our products will not be approved and enter the market. Refer to Legal Matters in “NOTE 21—Commitments and Contingencies” in the accompanying “Notes to Consolidated Financial Statements (audited)” and in “NOTE 17—Commitments and Contingencies” in the accompanying “Notes to Consolidated Financial Statements (unaudited)”.

If we are unable to adequately protect our technology, trade secrets or propriety know-how, or enforce our intellectual property rights, our results of operations, financial condition and cash flows could suffer.

If pharmaceutical companies are successful in limiting the use of generics through their legislative, regulatory and other efforts, our sales of generic products may suffer.

Many pharmaceutical companies increasingly have used state and federal legislative and regulatory means to delay generic competition. These efforts have included:

•	making changes to the formulation of the brand product and arguing that potential generic competitors must demonstrate bioequivalency or comparable abuse-resistance to the reformulated brand product;

•	pursuing new patents for existing products which may be granted just before the expiration of earlier patents, which could extend patent protection for additional years or otherwise delay the launch of generics;

•	selling the brand product as an Authorized Generic, either by the brand company directly, through an affiliate or by a marketing partner;

•	using the Citizen Petition process to request amendments to FDA standards or otherwise delay generic drug approvals;

•	seeking changes to U.S. Pharmacopeia, an organization which publishes industry recognized compendia of drug standards;

•	attempting to use the legislative and regulatory process to have drugs reclassified or rescheduled;

•	using the legislative and regulatory process to set definitions of abuse deteriant formulations to protect brand company patents and profits;

•	attaching patent extension amendments to non-related federal legislation;

•	engaging in state-by-state initiatives to enact legislation that restricts the substitution of some generic drugs, which could have an impact on products that we are developing;

•	entering into agreements with pharmacy benefit management companies which have the effect of blocking the dispensing of generic products; and

•	seeking patents on methods of manufacturing certain API.

If pharmaceutical companies or other third parties are successful in limiting the use of generic products through these or other means, our sales of generic products may decline. If we experience a material decline in generic product sales, our results of operations, financial condition and cash flows will suffer.

If competitors are successful in limiting competition for certain generic products through their legislative, regulatory and litigation efforts, our sales of certain generic products may suffer.

Certain of our competitors have challenged our ability to distribute Authorized Generics during the competitors’ 180-day period of ANDA exclusivity under the Hatch-Waxman Act. Under the challenged arrangements, we have obtained rights to market and distribute under a brand manufacturer’s NDA a generic alternative of the brand product. Some of our competitors have challenged the propriety of these arrangements by filing Citizen Petitions with the FDA, initiating lawsuits alleging violation of the antitrust and consumer protection laws, and seeking legislative intervention. For example, legislation has been introduced in the U.S. Senate that would prohibit the marketing of Authorized Generics during the 180-day period of ANDA exclusivity under the Hatch-Waxman Act. If distribution of Authorized Generic versions of brand products is otherwise restricted or found unlawful, our results of operations, financial condition and cash flows could be materially adversely affected.

From time to time we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain.

We may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market products. If we are unable to timely obtain these licenses on commercially reasonable terms, our ability to commercially market our products may be inhibited or prevented, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. For example, because we license significant intellectual property with respect to certain of our newly acquired products, including Namenda, Namenda XR, Linzess® and Viibryd®, any loss or suspension of our rights to licensed intellectual property could materially adversely affect Forest’s business, financial condition, cash flows and results of operations.

Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products.

The manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may have to defend ourselves against charges that we violated patents or proprietary rights of third parties. This is especially true in the case of generic products on which the patent covering the brand product is expiring, an area where infringement litigation is prevalent, and in the case of new brand products where a competitor has obtained patents for similar products. Litigation may be costly and time-consuming, and could divert the attention of our management and technical personnel. In addition, if we infringe the rights of others, we could lose our right to develop, manufacture or market products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. For example, we are currently engaged in litigation with Ferring B.V. concerning whether our generic version of Lysteda tablets infringe U.S. Patent Nos. 7,947,739, 8,022,106, 8,273,795, and 8,487,005, and we continue to market our generic version of Lysteda. We are also engaged in litigation with Teva Pharmaceuticals USA, Inc. and Mayne concerning whether our manufacture and sale of Namenda XR, which we acquired in the Forest Acquisition, infringes U.S. Patent No. 6,194,000.

Further, in August 2012, Bayer Pharma AG (together with its affiliates, “Bayer”) filed a complaint against Legacy Warner Chilcott alleging that its manufacture, use, offer for sale, and/or sale of Lo Loestrin® Fe infringes Bayer’s U.S. Patent No. 5,980,940. In the complaint, Bayer seeks injunctive relief and unspecified monetary damages for the alleged infringement. In December 2012, Bayer amended the complaint to add a claim seeking to invalidate the Company’s U.S. Patent No. 7,704,984, which covers the Lo Loestrin® Fe product. Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Refer to Legal Matters in “NOTE 21—Commitments and Contingencies” in the accompanying “Notes to Consolidated Financial Statements (audited)” and in “NOTE 17—Commitments and Contingencies” in the accompanying “Notes to Consolidated Financial Statements (unaudited)”.

Furthermore, we cannot be certain that the necessary licenses would be available to us on commercially reasonable terms, or at all. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could result in substantial monetary damage awards and could prevent us from manufacturing and selling a number of our products, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Certain aspects of our operations are highly dependent upon third-party service providers.

Product deliveries within our Anda Distribution business are highly dependent on overnight delivery services to deliver our products in a timely and reliable manner, typically by overnight service. Our Anda Distribution business ships a substantial portion of products via one courier’s air and ground delivery service. If the courier terminates our contract or if we cannot renew the contract on favorable terms or enter into a contract with an equally reliable overnight courier to perform and offer the same service level at similar or more favorable rates, our business, results of operations, financial condition and cash flows could be materially adversely affected.

Our Anda Distribution operations concentrate on generic products and therefore are subject to the risks of the generic industry.

The ability of our Anda Distribution business to provide consistent, sequential quarterly growth is affected, in large part, by our participation in the launch of new products by generic manufacturers and the subsequent advent and extent of competition encountered by these products. This competition can result in significant and rapid declines in pricing with a corresponding decrease in net sales of our Anda Distribution business. Our margins can also be affected by the risks inherent to the generic industry, which is discussed below under “Risks Relating to Investing in the Pharmaceutical Industry.”

Our Anda Distribution operations compete directly with significant customers of our generic and brand businesses.

In our Anda Distribution business, we compete with McKesson Corporation (“McKesson”), AmerisourceBergen Corporation (“AmerisourceBergen”) and Cardinal Health, Inc. (“Cardinal”). These

companies are significant customers of our Actavis Pharma and Actavis Specialty Brands operations, including the newly acquired Legacy Warner Chilcott products and collectively accounted for approximately 29%, 30% and 30% of our annual net revenues in the years ended December 31, 2013, 2012 and 2011, respectively. Our activities related to our Anda Distribution business, as well as the acquisition of other businesses that compete with our customers, may result in the disruption of our business, which could harm relationships with our current customers, employees or suppliers, and could adversely affect our expenses, pricing, third-party relationships and revenues. Further, a loss of a significant customer of our Actavis Pharma operations could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we are unable to obtain sufficient supplies from key manufacturing sites or suppliers that in some cases may be the only source of finished products or raw materials, our ability to deliver our products to the market may be impeded.

We are required to identify the supplier(s) of all the raw materials for our products in our applications with the FDA and other regulatory agencies. To the extent practicable, we attempt to identify more than one supplier in each drug application. However, some products and raw materials are available only from a single source and, in many of our drug applications, only one supplier of products and raw materials or site of manufacture has been identified, even in instances where multiple sources exist. Some of these products have historically or may in the future account for a significant portion of our revenues, such as our newly acquired product Namenda®, INFed®, metoprolol succinate extended release tablets, methylphenidate hydrochloride extended release tablets, and a significant number of our oral contraceptive and controlled substance products. In addition, certain manufacturing facilities in Ireland are the exclusive qualified manufacturing facilities for finished dosage forms of many of our products, including our newly acquired products, Namenda®, Bystolic® and Savella®. We expect to continue to rely on our third-party manufacturing partners, such as Ortho-McNeil-Janssen Pharmaceuticals, Inc. for methylphenidate ER, Mayne for Doryx®, Contract Pharmaceuticals Limited Canada (“CPL”) for Estrace® Cream and Norwich Pharmaceuticals Inc. (“NPI”) for Actonel® and Atelvia®. GlaxoSmithKline plc (“GSK”) currently manufactures our Asacol® 400 mg product sold in the United Kingdom. CPL, which manufactures our Estrace® Cream product, recently closed its manufacturing facility in Buffalo, New York and transferred its operations at that location to its facilities in Mississauga, Canada. Such transfers are subject to regulatory approvals, and the failure to obtain such approvals in a timely manner may delay production at the new facility and result in an interruption in our product supply. From time to time, certain of our manufacturing sites or outside suppliers have experienced regulatory or supply-related difficulties that have inhibited their ability to deliver products and raw materials to us, causing supply delays or interruptions. To the extent any difficulties experienced by our manufacturing sites or suppliers cannot be resolved or extensions of our key supply agreements cannot be negotiated within a reasonable time and on commercially reasonable terms, or if raw materials for a particular product become unavailable from an approved supplier and we are required to qualify a new supplier with the FDA or other regulatory agency, or if we are unable to do so, our profit margins and market share for the affected product could decrease or be eliminated, as well as delay our development and sales and marketing efforts. Such outcomes could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our manufacturing sites outside of the United States and our arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, political instability, war, acts of terrorism, currency fluctuations and restrictions on the transfer of funds. For example, we obtain a significant portion of our raw materials from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, FDA and foreign regulatory body regulation, customs clearances, various import duties and other government clearances, as well as potential shipping delays due to inclement weather, political instability, strikes or other matters outside of our control. Acts of governments outside the U.S. may affect the price or availability of raw materials needed for the development or manufacture of our products. In addition, recent changes in patent laws in jurisdictions outside the U.S. may make it increasingly difficult to obtain raw materials for R&D prior to the expiration of the applicable U.S. or foreign patents.

Our policies regarding returns, allowances and chargebacks, and marketing programs adopted by wholesalers, may reduce our revenues in future fiscal periods.

Consistent with industry practice we, like many generic product manufacturers, have liberal return policies and have been willing to give customers post-sale inventory allowances. Under these arrangements, from time to time, we may give our customers credits on our generic products that our customers hold in inventory after we have decreased the market prices of the same generic products. Therefore, if new competitors enter the marketplace and significantly lower the prices of any of their competing products, we may reduce the price of our product. As a result, we may be obligated to provide significant credits to our customers who are then holding inventories of such products, which could reduce sales revenue and gross margin for the period the credit is provided. Like our competitors, we also give credits for chargebacks to wholesale customers that have contracts with us for their sales to hospitals, group purchasing organizations, pharmacies or other retail customers. A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid to us by our wholesale customer for a particular product and the negotiated price that the wholesaler’s customer pays for that product. Although we establish reserves based on our prior experience and our best estimates of the impact that these policies may have in subsequent periods, we cannot ensure that our reserves are adequate or that actual product returns, allowances and chargebacks will not exceed our estimates, which could have a material adverse effect on our results of operations, financial condition, cash flows and the market price of our stock.

Investigations of the calculation of average wholesale prices may adversely affect our business.

Many government and third-party payers, including Medicare, Medicaid, Health Maintenance Organization (“HMOs”) and Managed Care Organization (“MCOs”), have historically reimbursed doctors, pharmacies and others for the purchase of certain prescription drugs based on a drug’s average wholesale price (“AWP”) or wholesale acquisition cost (“WAC”). In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP and WAC, in which they have suggested that reporting of inflated AWP’s or WAC’s have led to excessive payments for prescription drugs. For example, beginning in July 2002, we and certain of our subsidiaries, as well as numerous other pharmaceutical companies, were named as defendants in various state and federal court actions alleging improper or fraudulent practices related to the reporting of AWP and/or WAC of certain products, and other improper acts, in order to increase prices and market shares. Similarly, Forest is a defendant in four pending state actions alleging that manufacturers’ reporting of AWP did not correspond to actual provider costs of prescription drugs. Additional actions are possible. These actions, if successful, could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

The design, development, manufacture and sale of our products involves the risk of product liability claims by consumers and other third parties, and insurance against such potential claims is expensive and may be difficult to obtain.

The design, development, manufacture and sale of our products involve an inherent risk of product liability claims and the associated adverse publicity. For example, as of August 1, 2014, Forest was subject to approximately 200 legal actions asserting product liability claims relating to the use of Celexa® or Lexapro. These cases include claims for wrongful death from suicide or injury from suicide attempts while using Celexa® or Lexapro as well as claims that Celexa® or Lexapro caused various birth defects. While we believe there is no merit to these cases, litigation is inherently subject to uncertainties and we may be required to expend substantial amounts in the defense or resolution of certain of these matters. Further, insurance coverage is expensive and may be difficult to obtain, and may not be available in the future on acceptable terms, or at all. We regularly monitor the use of our products for trends or increases in reports of adverse events or product complaints, and regularly report such matters to the FDA. In some, but not all cases, an increase in adverse event reports may be an indication that there has been a change in a product’s specifications or efficacy. Such changes could lead to a recall of the product in question or, in some cases, increases in product liability claims related to the product in question. If the coverage limits for product liability insurance policies are not adequate or if certain of our products are excluded from coverage, a claim brought against us, whether covered by insurance or not, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The loss of our key personnel could cause our business to suffer.

The success of our present and future operations will depend, to a significant extent, upon the experience, abilities and continued services of key personnel. For example, although we have other senior management personnel, a significant loss of the services of Brent Saunders, our Chief Executive Officer, or Paul Bisaro, our Executive Chairman, or other senior executive officers without having or hiring a suitable successor, could cause our business to suffer. We cannot assure you that we will be able to attract and retain key personnel. We have entered into employment agreements with many of our senior executive officers but such agreements do not guarantee that our senior executive officers will remain employed by us for a significant period of time, or at all. We do not carry key-employee life insurance on any of our officers.

Significant balances of intangible assets, including product rights and goodwill acquired, are subject to impairment testing and may result in impairment charges, which will adversely affect our results of operations and financial condition.

A significant amount of our total assets is related to acquired intangibles and goodwill. As of June 30, 2014, the carrying value of our product rights and other intangible assets was approximately $7,528.0 million and the carrying value of our goodwill was approximately $8,181.4 million. We expect a material portion of the purchase price paid in the Forest Acquisition to be allocated to product rights and other intangible assets and goodwill. Refer to “Unaudited Pro Forma Combined Financial Information.”

Our product rights are stated at cost, less accumulated amortization. We determine original fair value and amortization periods for product rights based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired products. Such factors include the product’s position in its life cycle, the existence or absence of like products in the market, various other competitive and regulatory issues and contractual terms. Significant adverse changes to any of these factors would require us to perform an impairment test on the affected asset and, if evidence of impairment exists, we would be required to take an impairment charge with respect to the asset. For assets that are not impaired, the Company may adjust the remaining useful lives. Such a charge could have a material adverse effect on our results of operations and financial condition.

Our other significant intangible assets include acquired core technology and customer relationships, which are intangible assets with definite lives, our Anda trade name and acquired IPR&D intangible products, acquired in recent business acquisitions, which are intangible assets with indefinite lives.

Our acquired core technology and customer relationship intangible assets are stated at cost, less accumulated amortization. We determined the original fair value of our other intangible assets by performing a discounted cash flow analysis, which is based on our assessment of various factors. Such factors include existing operating margins, the number of existing and potential competitors, product pricing patterns, product market share analysis, product approval and launch dates, the effects of competition, customer attrition rates, consolidation within the industry and generic product lifecycle estimates. Our other intangible assets with definite lives are tested for impairment when there are significant changes to any of these factors. If evidence of impairment exists, we would be required to take an impairment charge with respect to the impaired asset. Such a charge could have a material adverse effect on our results of operations and financial condition.

Goodwill, our Anda trade name intangible asset and our IPR&D intangible assets are tested for impairment annually, or when events occur or circumstances change that could potentially reduce the fair value of the reporting unit or intangible asset. Impairment testing compares the fair value of the reporting unit or intangible asset to its carrying amount. A goodwill, trade name or IPR&D impairment, if any, would be recorded in operating income and could have a material adverse effect on our results of operations and financial condition. For example, in 2013 the Company recognized a goodwill impairment charge of $647.5 million.

We may need to raise additional funds in the future which may not be available on acceptable terms or at all.

We may consider issuing additional debt or equity securities in the future to fund potential acquisitions or investments, to refinance existing debt, or for general corporate purposes. If we issue equity or convertible debt securities to raise additional funds, our existing shareholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing shareholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization, requiring us to pay additional interest expenses and potentially lowering our credit ratings. We may not be able to market such issuances on favorable terms, or at all, in which case, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

Our business could suffer as a result of manufacturing difficulties or delays.

The manufacture of certain of our products and product candidates, particularly our controlled-release products, transdermal products, injectable products, and our oral contraceptive products, is more difficult than the manufacture of immediate-release products. Successful manufacturing of these types of products requires precise manufacturing process controls, API that conforms to very tight tolerances for specific characteristics and equipment that operates consistently within narrow performance ranges. Manufacturing complexity, testing requirements, and safety and security processes combine to increase the overall difficulty of manufacturing these products and resolving manufacturing problems that we may encounter.

Our manufacturing and other processes utilize sophisticated equipment, which sometimes require a significant amount of time to obtain and install. Our business could suffer if certain manufacturing or other equipment, or a portion or all of our facilities were to become inoperable for a period of time. This could occur for various reasons, including catastrophic events such as earthquake, monsoon, hurricane or explosion, unexpected equipment failures or delays in obtaining components or replacements thereof, as well as construction delays or defects and other events, both within and outside of our control. Our inability to timely manufacture any of our significant products could have a material adverse effect on our results of operations, financial condition and cash flows.

Our business will continue to expose us to risks of environmental liabilities.

Our product and API development programs, manufacturing processes and distribution logistics involve the controlled use of hazardous materials, chemicals and toxic compounds in our owned and leased facilities. As a result, we are subject to numerous and increasingly stringent federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of toxic and hazardous materials and the discharge of pollutants into the air and water. Our programs and processes expose us to risks that an accidental contamination could result in (i) our noncompliance with such environmental laws and regulations and (ii) regulatory enforcement actions or claims for personal injury and property damage against us. If an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. The substantial unexpected costs we may incur could have a material and adverse effect on our business, results of operations, financial condition, and cash flows. In addition, environmental permits and controls are required for some of our operations, and these permits are subject to modification, renewal and revocation by the issuing authorities. Any modification, revocation or non-renewal of our environmental permits could have a material adverse effect on our ongoing operations, business and financial condition. Our environmental capital expenditures and costs for environmental compliance may increase in the future as a result of changes in environmental laws and regulations or increased development or manufacturing activities at any of our facilities.

Global economic conditions could harm us.

Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies during recent years. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, and the global real estate markets have contributed to increased market volatility and diminished expectations for western and emerging economies. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels.

As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide credit to businesses and consumers. These factors have resulted in a decrease in spending by businesses and consumers alike, and a corresponding decrease in global infrastructure spending. Continued turbulence in the U.S. and international markets and economies and prolonged declines in business consumer spending may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, including our ability to refinance maturing liabilities and access the capital markets to meet liquidity needs.

Our foreign operations may become less attractive if political and diplomatic relations between the United States and any country where we conduct business operations deteriorates.

The relationship between the United States and the foreign countries where we conduct business operations may weaken over time. Changes in the state of the relations between any such country and the United States are difficult to predict and could adversely affect our future operations. This could lead to a decline in our profitability. Any meaningful deterioration of the political and diplomatic relations between the United States and the relevant country could have a material adverse effect on our operations.

Our global operations, particularly following the Actavis Group Acquisition, the Warner Chilcott Acquisition and the Forest Acquisition (including Furiex and Aptalis), expose us to risks and challenges associated with conducting business internationally.

We operate on a global basis with offices or activities in Europe, Africa, Asia, South America, Australia and North America. We face several risks inherent in conducting business internationally, including compliance with international and U.S. laws and regulations that apply to our international operations. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and other U.S. federal laws and regulations established by the office of Foreign Asset Control, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt payments to governmental officials or certain payments or remunerations to customers. Given the high level of complexity of these laws, however, there is a risk that some provisions may be inadvertently breached by us, for example through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements, or otherwise. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these challenges. These factors or any combination of these factors may adversely affect our revenue or our overall financial performance. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties.

Further, certain of our employees, including employees located in certain jurisdictions in Canada, Europe and Asia, are represented by collective bargaining or other labor agreements or arrangements that provide bargaining or other rights to employees. Such employment rights require us to expend greater time and expense in making changes to employees’ terms of employment or carrying out staff reductions. In addition, any national or other labor disputes in these regions could result in a work stoppage or strike by our employees that could delay or interrupt our ability to supply products and conduct operations. Due to the nature of these collective bargaining agreements, we will have no control over such work stoppages or strikes by such employees, and a strike may occur even if the employees do not have any grievances against us. Any interruption in manufacturing or operations could interfere with our business and could have a material adverse effect on our revenues.

In addition to the foregoing, engaging in international business inherently involves a number of other difficulties and risks, including:

•	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;

•	regulations related to customs and import/export matters (including sanctions);

•	tax issues, such as tax law changes and variations in tax laws;

•	challenges in collecting accounts receivable from customers in the jurisdictions in which we operate;

•	complying with laws, rules and regulations relating to the manufacturing, marketing, distribution and sale of pharmaceutical products in the jurisdictions in which we do or will operate;

•	operating under regulations in jurisdictions related to obtaining eligibility for government or private payor reimbursement for our products at the wholesale/retail level;

•	Competition from local, regional and international competitors;

•	difficulties and costs of staffing and managing foreign operations, including cultural and language differences and additional employment regulations, union workforce negotiations and potential disputes in the jurisdictions in which we operate;

•	difficulties protecting or procuring intellectual property rights; and

•	fluctuations in foreign currency exchange rates.

These factors or any combination of these factors could have a material adverse effect on our results of operations and financial condition.

We have exposure to tax liabilities.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes in various jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Changes in tax laws or tax rulings may have a significantly adverse impact on our effective tax rate. Proposals by the current U.S. administration for fundamental U.S. international tax reform, including without limitation provisions that would limit the ability of U.S. multinationals to deduct interest on related party debt, if enacted, could have a significant adverse impact on our effective tax rate.

Foreign currency fluctuations could adversely affect our business and financial results.

We do business and generate sales in numerous countries outside the United States. As such, foreign currency fluctuations may affect the costs that we incur in such international operations. Some of our operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where we have operations against the U.S. dollar could increase our costs and could harm our results of operations and financial condition.

We have incurred and will continue to incur significant transaction, integration and restructuring costs in connection with recent transactions, including the Actavis Group Acquisition and the Warner Chilcott Acquisition.

We have incurred significant transaction costs related to the Actavis Group Acquisition and the Warner Chilcott Acquisition and will continue to incur significant transaction costs related to the Warner Chilcott Acquisition. In addition, we will incur integration costs and restructuring costs as we integrate the businesses. Although we expect that the realization of benefits and efficiencies related to the integration of the businesses may offset these transaction costs, integration costs and restructuring costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all. The failure to realize the expected benefits and efficiencies related to the integration of the businesses could adversely affect our financial condition and results of operations.

Substantial amounts of our information concerning our products, customers, employees and ongoing business are stored digitally and are subject to threats of theft, tampering, or other intrusion.

We collect and maintain information in digital form that is necessary to conduct our business. This digital information includes, but is not limited to, confidential and proprietary information as well as personal information regarding our customers and employees. Data maintained in digital form is subject to the risk of intrusion, tampering, and theft. We have established physical, electronic, and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for the processing, transmission and storage of digital information. However, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly more sophisticated. Despite our efforts, the possibility of a future data compromise cannot be eliminated entirely, and risks associated with intrusion, tampering, and theft remain. In addition, we provide confidential, proprietary and personal information to third parties when it is necessary to pursue our business objectives. While we obtain assurances that these third parties will protect this information and, where appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised. If our data systems are compromised, our business operations may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished, and we may lose revenue as a result of unlicensed use of our intellectual property. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be injured resulting in loss of business and/or morale, and we may incur costs to remediate possible injury to our customers and employees or be required to pay fines or take other action with respect to judicial or regulatory actions arising out of such incidents.

A failure of our internal control over financial reporting could materially impact our business or share price.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. An internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, internal control over financial reporting may not prevent or detect misstatements. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud, and could expose us to litigation or adversely affect the market price of the Actavis plc Ordinary Shares.

As of December 31, 2013, management concluded that there was a material weakness in internal controls over financial reporting as it did not design or maintain effective internal controls with respect to segregation of duties and related information technology general controls regarding user access and change management activities. Specifically, the controls were not designed to provide reasonable assurance that incompatible access within the system, including the ability to record transactions, was appropriately segregated, impacting the validity, accuracy and completeness of all key accounts and disclosures. The locations impacted were principally related to the international entities acquired as part of the Actavis Group in 2012. The Company has implemented changes in information technology general controls in order to improve controls over segregation of duties, restricted access to programs and data, and change management activities, and has begun testing their effectiveness in order to address internal control deficiencies. The Company will continue to take measures that may be necessary and advisable so as to institute measures to address the material weakness.

Risks Relating To Investing In the Pharmaceutical Industry

Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development, manufacturing and distribution capabilities.

All pharmaceutical companies, including Actavis, are subject to extensive, complex, costly and evolving government regulation. For the U.S., this is principally administered by the FDA and to a lesser extent by the Drug Enforcement Agency (the “DEA”) and state government agencies, as well as by varying regulatory agencies in foreign countries where products or product candidates are being manufactured and/or marketed. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations, and similar foreign statutes and regulations, govern or influence the development, testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale, distribution and import/export of our products.

Under these statutes and regulations, we are subject to periodic inspection of our facilities, procedures and operations and/or the testing of our products by the FDA and similar ex-U.S. authorities, the DEA and other authorities, which conduct periodic inspections to confirm that we are in compliance with all applicable requirements. In addition, the FDA and foreign regulatory agencies conduct pre-approval and post-approval reviews and plant inspections to determine whether our systems and processes are in compliance with cGMP and other regulations. Following such inspections, the FDA or other agency may issue observations, notices, citations and/or Warning Letters that could cause us to modify certain activities identified during the inspection. FDA guidelines specify that a Warning Letter is issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action. We are also required to report adverse events associated with our products to the FDA and other regulatory authorities. Unexpected or serious health or safety concerns would result in product liability claims, labeling changes, recalls, market withdrawals or other regulatory actions, including withdrawal of product approvals.

Our manufacturing facility in Corona, California is currently subject to a consent decree of permanent injunction. We cannot assure that the FDA will determine we have adequately corrected deficiencies at our Corona manufacturing site, that subsequent FDA inspections at any of our manufacturing sites will not result in additional inspectional observations at such sites, that approval of any of the pending or subsequently submitted New Drug Applications (“NDAs”), ANDAs or supplements to such applications by Actavis plc or our subsidiaries will be granted or that the FDA will not seek to impose additional sanctions against Actavis plc or any of its subsidiaries. The range of possible sanctions includes, among others, FDA issuance of adverse publicity, product recalls or seizures, fines, total or partial suspension of production and/or distribution, suspension of the FDA’s review of product applications, enforcement actions, injunctions, and civil or criminal prosecution. Any such sanctions, if imposed, could have a material adverse effect on our business, operating results, financial condition and cash flows. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Similar sanctions as detailed above may be available to the FDA under a consent decree, depending upon the actual terms of such decree. Although we have instituted internal compliance programs, if these programs do not meet regulatory agency standards or if compliance is deemed deficient in any significant way, it could materially harm our business. Certain of our vendors are subject to similar regulation and periodic inspections.

In order to market our products in the United States and other jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The process for obtaining governmental approval to manufacture and market pharmaceutical products is rigorous, time-consuming, uncertain and costly, and we cannot predict the extent to which we may be affected by legislative and regulatory developments. We are dependent on receiving FDA and other governmental or third-party approvals prior to manufacturing, marketing and shipping our products. There is always the chance that we will not obtain FDA or other necessary approvals, or that the rate, timing and cost of obtaining such approvals, will adversely affect our product introduction plans or results of operations. Additionally, any regulatory approvals we receive may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval or may contain requirements for potentially costly additional clinical trials and surveillance to monitor the safety and efficacy of the product. We may only market or promote our products for their approved indications, and our labeling, promotional activities and advertising are subject to extensive regulation and oversight. We carry inventories of certain product(s) in anticipation of launch, and if such product(s) are not subsequently launched, we may be required to write-off the related inventory.

Our Anda Distribution operations and our customers are subject to various regulatory requirements, including requirements from the DEA, FDA, state boards of pharmacy and city and county health regulators, among others. These include licensing, registration, recordkeeping, security and reporting requirements. The DEA requires our Anda Distribution business to monitor customer orders of DEA Scheduled Drugs and to report suspicious orders to the DEA. Any determination by the DEA that we have failed to comply with applicable laws and regulations could result in DEA suspending, terminating or refusing to renew Anda Distribution’s license to distribute Scheduled Drugs. Additionally, although physicians may prescribe FDA approved products for an “off label” indication, we are permitted to market our products only for the indications for which they have been approved. Some of our products are prescribed off label and the FDA, the Department of Justice, the U.S. Attorney or other regulatory authorities could take enforcement actions if they conclude that we or our distributors have engaged in off label marketing. In addition, several states and the federal government have begun to enforce anti-counterfeit drug pedigree laws which require the tracking of all transactions involving prescription drugs beginning with the manufacturer, through the supply chain, and down to the pharmacy or other health care provider dispensing or administering prescription drug products. For example, effective July 1, 2006, the Florida Department of Health began enforcement of the drug pedigree requirements for distribution of prescription drugs in the State of Florida. Pursuant to Florida law and regulations, wholesalers and distributors, including our subsidiary, Anda Pharmaceuticals, are required to maintain records documenting the chain of custody of prescription drug products they distribute beginning with the purchase of products from the manufacturer. These entities are required to provide documentation of the prior transaction(s) to their customers in Florida, including pharmacies and other health care entities. Several other states have proposed or enacted legislation to implement similar or more stringent drug pedigree requirements. In addition, federal law requires that a “non-authorized distributor of record” must provide a drug pedigree documenting the prior purchase of a prescription drug from the manufacturer or from an “authorized distributor of record”. In cases where the wholesaler or distributor selling the drug product is not deemed an “authorized distributor of record” it would need to maintain such records. The FDA had announced its intent to impose additional drug pedigree requirements (e.g., tracking of lot numbers and documentation of all transactions) through implementation of drug pedigree regulations which were to have taken effect on December 1, 2006. However, a federal appeals court has issued a preliminary injunction to several wholesale distributors granting an indefinite stay of these regulations pending a challenge to the regulations by these wholesale distributors.

The supply of APIs into Europe may be negatively affected by recent regulations promulgated by the European Union.

As of July 2, 2013, all API’s imported into the EU must be certified as complying with the good manufacturing practice (“GMP”) standards established by the EU, as stipulated by the International Conference for Harmonization. These new regulations place the certification requirement on the regulatory bodies of the exporting countries. Accordingly, as of July 2, 2013, the national regulatory authorities of each exporting country must: (i) insure that all manufacturing plants within their borders that export API into the EU comply with EU manufacturing standards and; (ii) for each API exported, present a written document confirming that the exporting plant conforms to EU manufacturing standards. The imposition of this responsibility on the governments of the nations exporting API may cause a shortage of API necessary to manufacture our products, as certain governments may not be willing or able to comply with the regulation in a timely fashion, or at all. A shortage in API may cause us to have to cease manufacture of certain products, or to incur costs and delays to qualify other suppliers to substitute for those API manufacturers unable to export. This could adversely affect the Company and could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Federal regulation of arrangements between manufacturers of brand and generic products could adversely affect our business.

As part of the MMA, companies are required to file with the FTC and the Department of Justice certain types of agreements entered into between brand and generic pharmaceutical companies related to the manufacture, marketing and sale of generic versions of brand drugs. This requirement, as well as new legislation pending in the U.S. Congress related to settlements between brand and generic drug manufacturers, could affect the manner in which generic drug manufacturers resolve intellectual property litigation and other disputes with brand pharmaceutical companies and could result generally in an increase in private-party litigation against pharmaceutical companies or additional investigations or proceedings by the FTC or other governmental authorities. The impact of this requirement, the pending legislation and the potential private-party lawsuits associated with arrangements between brand name and generic drug manufacturers, is uncertain and could adversely affect our business. For example, on April 5, 2013, two putative class actions were filed against Actavis, Inc. and certain affiliates alleging that Watson Pharmaceuticals, Inc.’s 2009 patent lawsuit settlement with Legacy Warner Chilcott related to Loestrin® 24 Fe (norethindrone acetate/ethinyl estradiol tablets and ferrous fumarate tablets, “Loestrin® 24”) is unlawful. The complaints, both asserted on behalf of putative classes of end-payors, generally allege that Watson and another generic manufacturer improperly delayed launching generic versions of Loestrin® 24 in exchange for substantial payments from Legacy Warner Chilcott, which at the time was an unrelated company, in violation of federal and state antitrust and consumer protection laws. Further, in January 2009, the FTC and the State of California filed a lawsuit against us alleging that our settlement with Solvay related to our ANDA for a generic version of Androgel® is unlawful. Numerous private parties purporting to represent various classes of plaintiffs filed similar lawsuits. Similar lawsuits have been filed against us challenging the lawfulness of our settlements related to generic versions of Actos®, Androgel®, Cipro®, and Lidoderm®. We have also received requests for information and Statements of Objection in connection with investigations into settlements and other arrangements between competing pharmaceutical companies by the Federal Trade Commission and the European Competition Commission. In the past, we have also received requests for information and Statements of Objection in connection with investigations into settlements and other arrangements between competing pharmaceutical companies by the Federal Trade Commission and the European Competition Commission. In May 2014, Forest received a Civil Investigatory Demand from the FTC requesting information about Forest’s agreements with ANDA filers for Bystolic®. In February 2014, Forest received an Investigatory Subpoena from the New York Attorney General’s Office requesting information regarding, among other things, plans to discontinue the sale of Namenda tablets. Any adverse outcome of these actions or investigations, or actions or investigations related to other settlements we have entered into, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Refer to Legal Matters in “NOTE 21—Commitments and Contingencies” in the accompanying

“Notes to Consolidated Financial Statements (audited)” and in “NOTE 17—Commitments and Contingencies” in the accompanying “Notes to Consolidated Financial Statements (unaudited)”.

Healthcare reform and a reduction in the coverage and reimbursement levels by governmental authorities, HMOs, MCOs or other third-party payers may adversely affect our business.

Demand for our products depends in part on the extent to which coverage and reimbursement is available from third-party payers, such as the Medicare and Medicaid programs and private payors. In order to commercialize our products, we have obtained from government authorities and private health insurers and other organizations, such as HMOs and MCOs, recognition for coverage and reimbursement at varying levels for the cost of certain of our products and related treatments. Third-party payers increasingly challenge pricing of pharmaceutical products. Further, the trend toward managed healthcare in the U.S., the growth of organizations such as HMOs and MCOs and legislative proposals to reform healthcare and government insurance programs create uncertainties regarding the future levels of coverage and reimbursement for pharmaceutical products. Such cost containment measures and healthcare reform could reduce reimbursement of our pharmaceutical products, resulting in lower prices and a reduction in the product demand. This could affect our ability to sell our products and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

There is uncertainty surrounding implementation of legislation involving payments for pharmaceuticals under government programs such as Medicare, Medicaid and Tricare. Depending on how existing provisions are implemented, the methodology for certain payment rates and other computations under the Medicaid Drug Rebate program reimbursements may be reduced or not be available for some of our products. Additionally, any reimbursement granted may not be maintained or limits on reimbursement available from third-party payers may reduce demand for, or negatively affect the price of those products. Ongoing uncertainty and challenges to the ACA, including but not limited to, modification in calculation of rebates, mandated financial or other contributions to close the Medicare Part D coverage gap “donut hole,” calculation of AMP, and other provisions could have a material adverse effect on our business. In addition, various legislative and regulatory initiatives in states, including proposed modifications to reimbursements and rebates, product pedigree and tracking, pharmaceutical waste “take-back” initiatives, and therapeutic category generic substitution carve-out legislation may also have a negative impact on the Company. We maintain a full-time government affairs department in Washington, DC, which is responsible for coordinating state and federal legislative activities, and places a major emphasis in terms of management time and resources to ensure a fair and balanced legislative and regulatory arena.

The pharmaceutical industry is highly competitive and our future revenue growth and profitability are dependent on our timely development and launches of new products ahead of our competitors.

We face strong competition in our all of our businesses. The intensely competitive environment requires an ongoing, extensive search for technological innovations and the ability to market products effectively, including the ability to communicate the effectiveness, safety and value of brand products to healthcare professionals in private practice, group practices and MCOs. Our competitors vary depending upon product categories, and within each product category, upon dosage strengths and drug-delivery systems. Based on total assets, annual revenues, and market capitalization, we are smaller than certain of our national and international competitors in the brand and distribution product arenas. Most of our competitors have been in business for a longer period of time than us, have a greater number of products on the market and have greater financial and other resources than we do. Furthermore, recent trends in this industry are toward further market consolidation of large drug companies into a smaller number of very large entities, further concentrating financial, technical and market strength and increasing competitive pressure in the industry. If we directly compete with them for the same markets and/or products, their financial strength could prevent us from capturing a profitable share of those markets. It is possible that developments by our competitors will make our products or technologies noncompetitive or obsolete.

Revenues and gross profit derived from the sales of generic pharmaceutical products tend to follow a pattern based on certain regulatory and competitive factors. As patents for brand name products and related exclusivity periods expire, the first generic manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. Therefore, our ability to increase or maintain revenues and profitability in our generics business is largely dependent on our success in challenging patents and developing non-infringing formulations of proprietary products. As competing manufacturers receive regulatory approvals on similar products or as brand manufacturers launch generic versions of such products (for which no separate regulatory approval is required), market share, revenues and gross profit typically decline, in some cases dramatically. Accordingly, the level of market share, revenue and gross profit attributable to a particular generic product normally is related to the number of competitors in that product’s market and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross margins. We may have fewer opportunities to launch significant generic products in the future, as the number and size of proprietary products that are subject to patent challenges is expected to decrease in the next several years compared to historical levels. Additionally, as new competitors enter the market, there may be increased pricing pressure on certain products, which would result in lower gross margins. This is particularly true in the case of certain Asian and other overseas generic competitors, who may be able to produce products at costs lower than the costs of domestic manufacturers. If we experience substantial competition from Asian or other overseas generic competitors with lower production costs, our profit margins will suffer.

We also face strong competition in our Anda Distribution business, where we compete with a number of large wholesalers and other distributors of pharmaceuticals, including McKesson, AmerisourceBergen and Cardinal, which market both brand and generic pharmaceutical products to their customers. These companies are significant customers of our Actavis Specialty Brands and Actavis Pharma businesses. As generic products generally have higher gross margins for distributors, each of the large wholesalers, on an increasing basis, are offering pricing incentives on brand products if the customers purchase a large portion of their generic pharmaceutical products from the primary wholesaler. As Anda does not offer a full line of brand products to our customers, we have been at times competitively disadvantaged and must compete with these wholesalers based upon our very competitive pricing for generic products, greater service levels and our well-established telemarketing relationships with our customers, supplemented by our electronic ordering capabilities. The large wholesalers have historically not used telemarketers to sell to their customers, but recently have begun to do so. Additionally, generic manufacturers are increasingly marketing their products directly to smaller chains and thus increasingly bypassing wholesalers and distributors. Increased competition in the generic industry as a whole may result in increased price erosion in the pursuit of market share.

Sales of our products may continue to be adversely affected by the continuing consolidation of our distribution network and the concentration of our customer base.

Our principal customers in our brand and generic pharmaceutical operations are wholesale drug distributors and major retail drug store chains. These customers comprise a significant part of the distribution network for pharmaceutical products in the U.S. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors and large chain drug stores control a significant share of the market. We expect that consolidation of drug wholesalers and retailers will increase pricing and other competitive pressures on drug manufacturers, including the Company.

The loss of any of these customers could have a material adverse effect on our business, results of operations, financial condition and cash flows. In addition, none of our customers are party to any long-term supply agreements with us, and thus are able to change suppliers freely should they wish to do so.

We might face additional regulation in the U.S. if our drug candidate eluxadoline, which we acquired in the Furiex acquisition, is classified as a controlled substance by the DEA; we may be required to make additional payments in connection with the Furiex acquisition based on the outcome of any DEA schedule decision with respect to eluxadoline.

The DEA regulates drugs that are controlled substances. Controlled substances are those drugs that appear on one of the five schedules promulgated and administered by the DEA under the Controlled Substances Act (the “CSA”). Any drug that acts on the central nervous system has the potential to become a controlled substance, and scheduling by the DEA is an independent process that might delay the commercial launch of a drug even after FDA approval of the NDA. The CSA governs, among other things, the inventory distribution, recordkeeping, handling, security and disposal of controlled substances.

Eluxadoline is a novel, orally active, investigational agent that was filed with the FDA, with combined mu opioid receptor agonist and delta opioid receptor antagonist activity. Because it likely acts on the central nervous system, eluxadoline has the potential to be scheduled as a controlled substance by the DEA. However, our animal and clinical studies indicate eluxadoline is not absorbed into the blood in an appreciable amount via an oral route of administration, thus limiting delivery to the central nervous system. If the DEA schedules eluxadoline as a controlled substance, we will be subject to periodic and on-going inspections by the DEA and similar state drug enforcement authorities to assess our on-going compliance with the DEA’s regulations. Any failure to comply with these regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of any DEA registrations, injunctions, or civil or criminal penalties. Additionally, if the DEA schedules a drug because it is addictive, doctors might be reluctant to prescribe that drug. It is possible that the DEA will schedule eluxadoline as a controlled substance, and, based on the type of scheduling, doctors might not prescribe eluxadoline as frequently as they would otherwise, which could negatively impact our revenues.

In addition, under the terms of the agreements we entered into at the time of the Furiex acquisition, we may be required to make contingent payments to the former Furiex shareholders based on the outcome of any DEA scheduling decision with respect to eluxadoline. These payments would be approximately $120.0 million, in the aggregate, if eluxadoline is designated on Schedule IV of the CSA and would increase up to $360.0 million, in the aggregate, if eluxadoline is not designated on any schedule of the CSA.

Additional Risks Related to the Warner Chilcott Acquisition and Re-domiciliation of Actavis to Ireland

The Internal Revenue Service (the “IRS”) may not agree that Actavis plc is a foreign corporation for U.S. federal tax purposes.

Although Actavis plc is incorporated in Ireland, the IRS may assert that Actavis plc should be treated as a U.S. corporation for U.S. federal tax purposes pursuant to Section 7874. For U.S. federal tax purposes, a corporation generally is classified as either a U.S. corporation or a foreign corporation by reference to the jurisdiction of its organization or incorporation. Because Actavis plc is an Irish incorporated entity, Actavis plc would generally be classified as a foreign corporation under these rules. Section 7874 provides an exception under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal tax purposes.

Under Section 7874, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring all of the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation (including the receipt of the foreign corporation’s shares in exchange for the U.S. corporation’s shares), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of organization or incorporation relative to such expanded affiliated group’s worldwide activities. For purposes of Section 7874, multiple acquisitions of U.S. corporations by a foreign corporation, if treated as part of a plan or series of related transactions, may be treated as a single acquisition. If multiple acquisitions of U.S. corporations are treated as a single acquisition, all shareholders of the acquired U.S. corporations would be aggregated for purposes of the test set forth above concerning such shareholders holding at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisitions by reason of holding shares in the acquired U.S. corporations.

On October 1, 2013, Actavis plc acquired all of the capital stock of Warner Chilcott plc, a company incorporated under the laws of Ireland, and Actavis, Inc., a Nevada corporation, in the Warner Chilcott Acquisition. We believe that, in the Warner Chilcott Acquisition, the Actavis, Inc. shareholders received less than 80% (by both vote and value) of our shares and consequently that the test set forth above to treat Actavis as a foreign corporation was satisfied. However, the law and Treasury regulations promulgated under Section 7874 are relatively new and somewhat unclear, and thus we cannot assure you that the IRS will agree that the ownership requirements to treat Actavis plc as a foreign corporation were met in the Warner Chilcott Acquisition. Moreover, even if such ownership requirements were met in the Warner Chilcott Acquisition, the IRS may assert that, even though the Forest Acquisition was a separate transaction from the Warner Chilcott Acquisition, the Forest Acquisition should be integrated with the Warner Chilcott Acquisition. In the event the IRS were to prevail with such assertion, Actavis plc would be treated as a U.S. corporation for U.S. federal tax purposes. Upon the closing of the Forest Acquisition, we received opinions from Latham & Watkins and PricewaterhouseCoopers LLP to the effect that Actavis plc should not be treated as a domestic corporation for U.S. federal income tax purposes as a result of the Forest Acquisition, but we cannot assure you that the IRS will agree with this position and/or would not successfully challenge Actavis plc’s status as a foreign corporation. If such a challenge by the IRS were successful, significant adverse tax consequences would result for Actavis.

Section 7874 likely will limit Actavis plc and its U.S. affiliates’ ability to utilize certain U.S. tax attributes to offset certain U.S. taxable income, if any, generated by the Warner Chilcott Acquisition and the Forest Acquisition or certain specified transactions for a period of time following the transactions.

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize U.S. tax attributes such as net operating losses to offset U.S. taxable income resulting from certain transactions. Based on the limited guidance available, we believe that this limitation applies to us and our U.S. affiliates following the Warner Chilcott Acquisition and the Forest Acquisition and as a result, we currently do not expect that we or our U.S. affiliates will be able to utilize certain U.S. tax attributes to offset certain U.S. taxable income, if any, resulting from certain specified taxable transactions.

Actavis plc’s status as a foreign corporation for U.S. federal tax purposes could be affected by a change in law.

Actavis plc believes that, under current law, it is treated as a foreign corporation for U.S. federal tax purposes. However, changes to the inversion rules in Section 7874 or the U.S. Treasury Regulations promulgated thereunder or other IRS guidance could adversely affect Actavis plc’s status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application to Actavis plc, Forest Laboratories, their respective stockholders, shareholders and affiliates, and/or the Forest Acquisition. Over the last several months, there has been significant attention directed at inversion transactions by the President, Congress, the Treasury Department, the IRS and the business media, and such attention is expected to continue. Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, and such legislation, if passed, could have an adverse effect on us. For example, in March 2014, the President of the United States proposed legislation which would amend the anti-inversion rules. Although its application is limited to transactions closing after 2014, no assurance can be given that that proposal will not be changed in the legislative process and be enacted to apply to prior transactions. In addition, more recently, bills have been introduced in Congress, including those that, if enacted, would have retroactive application to a date prior to the closing date of the Forest Acquisition, that could cause Actavis plc to be treated as a domestic corporation for U.S. federal income tax purposes as a result of the Forest Acquisition. Further, the Treasury Department recently announced that it is reviewing a broad range of authorities for possible administrative actions that could limit the ability of companies to engage in inversions, and it is also considering approaches to limit the tax benefits following inversion transactions.

Future changes to the international tax laws could adversely affect us.

The U.S. Congress, the Organisation for Economic Co-operation and Development and other Government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us and our affiliates.

Risks Relating to the New Notes

The new notes are subject to prior claims of any of Actavis SCS’ future secured creditors. Further, your right to receive payments on the new notes is effectively subordinated to all existing and future liabilities of subsidiaries of Warner Chilcott Limited that do not guarantee the new notes.

The new notes are Actavis SCS’ unsecured general obligations. Holders of Actavis SCS’ secured indebtedness will have claims that are prior to your claims as holders of the new notes, to the extent of the assets securing such indebtedness. The indenture governing the new notes permits us, Actavis SCS’ future subsidiaries and Warner Chilcott Limited and its subsidiaries to incur additional secured indebtedness. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, Actavis SCS’ pledged assets would be available to satisfy obligations of Actavis SCS’ secured indebtedness before any payment could be made on the new notes. To the extent that such assets cannot satisfy in full Actavis SCS’ secured indebtedness, the holders of such indebtedness would have a claim for any shortfall that would rank equally in right of payment with the new notes. In any of the foregoing events, Actavis SCS cannot assure you that there will be sufficient assets to pay amounts due on the new notes. As a result, holders of the new notes may receive less, ratably, than holders of Actavis SCS’ secured indebtedness.

Actavis SCS has no operations or subsidiaries. Consequently, Actavis SCS’ ability to service the new notes will depend primarily on Actavis SCS’ receipt of interest and principal payments on account of intercompany loans owing to Actavis SCS from other subsidiaries of Warner Chilcott Limited. The guarantees of the new notes by Warner Chilcott Limited, Actavis Capital and Actavis, Inc. will be structurally subordinated to the claims of the creditors of their respective subsidiaries that do not also guarantee the new notes, except to the extent they are recognized as a creditor of the subsidiary, in which case their claim would still be effectively subordinate in right to payment to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to any indebtedness held by them respectively. Substantially all of the operations of Actavis are conducted through its subsidiaries and, therefore, the guarantors depend on the cash flow of their respective subsidiaries. The subsidiaries of Warner Chilcott Limited that do not guarantee the new notes (other than Actavis SCS) will have no obligation to make distributions or other transfers to us to enable us to meet Actavis SCS’ obligations, including those with respect to the new notes. The total pro forma outstanding obligations of Warner Chilcott Limited’s consolidated subsidiaries (other than Actavis SCS) that do not guarantee the new notes would have been approximately $4,786.2 million as of June 30, 2014.

The limited covenants in the new notes and the indenture may not provide protection against some events or developments that may affect Actavis SCS’ ability to repay the new notes or the trading prices for the new notes.

The indenture governing the new notes will not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the new notes in the event that Actavis SCS experiences significant adverse changes in its financial condition or results of operations;

•	limit Actavis SCS’ or Warner Chilcott Limited’s and its subsidiaries’ ability to incur indebtedness that is equal in right of payment to the new notes;

•	limit Actavis SCS’ or Warner Chilcott Limited’s and its subsidiaries’ ability to incur substantial secured indebtedness that would effectively rank senior to the new notes to the extent of the value of the assets securing the indebtedness;

•	limit any future subsidiary’s ability to incur indebtedness, which would rank senior to the new notes;

•	restrict any future subsidiary’s ability to issue securities or otherwise incur indebtedness that would be senior to Actavis SCS’ equity interests in such subsidiary;

•	restrict Actavis SCS’ or Warner Chilcott Limited’s subsidiaries’ ability to repurchase or prepay securities; or

•	restrict Actavis SCS’ or Warner Chilcott Limited’s subsidiaries’ ability to make investments or to repurchase or pay dividends or make other payments in respect of common stock or other securities ranking junior or effectively junior to the new notes.

For these reasons, you should not consider the covenants in the indenture as a significant factor in evaluating whether to invest in the new notes. In addition, Actavis plc, Forest and other subsidiaries of Actavis are subject to periodic review by independent credit rating agencies. An increase in the level of Actavis’ outstanding indebtedness or the level of outstanding indebtedness at any of Actavis SCS’ affiliates, or other events that could have an adverse impact on Actavis’ business, properties, financial condition, results of operations or prospects, may cause the rating agencies to downgrade Actavis’ debt credit rating generally, and the ratings on the new notes, which could adversely impact the trading prices for, or the liquidity of, the new notes. Any such downgrade could also adversely affect Actavis’ cost of borrowing, limit Actavis SCS’ access to the capital markets or result in more restrictive covenants in future debt agreements.

Actavis’ credit ratings may not reflect all risks of your investment in the new notes.

The credit ratings assigned to the new notes are limited in scope, and do not address all material risks relating to an investment in the new notes, but rather reflect only the view of each rating agency at the time the rating is issued. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant. Credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in Actavis’ credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the new notes and increase Actavis’ corporate borrowing costs.

Actavis SCS may not be able to repurchase the new notes upon a change of control.

Upon a change of control and a downgrade of the new notes below an investment grade rating by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, Actavis SCS will be required to make an offer to each holder of new notes to repurchase all or any part of such holder’s new notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. If a change of control triggering event under the indenture occurs, there can be no assurance that Actavis SCS would have sufficient financial resources available to satisfy our obligations to repurchase the new notes. Our failure to purchase the new notes as required under the indenture governing the new notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the new notes. See “Description of the New Notes—Repurchase Upon a Change of Control.”

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from the guarantor.

Creditors of the guarantors could challenge the guarantees of the new notes as fraudulent conveyances or on other grounds. Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the delivery of the guarantees could be found to be a fraudulent transfer and declared void if a court determined that a guarantor, at the time the guarantor incurred the obligations evidenced by its guarantee, (1) delivered the guarantee with the intent to hinder, delay or defraud its existing or future creditors; or (2) received less than reasonably equivalent value or did not receive fair consideration for the issuance of the guarantee and any of the following three conditions apply:

•	the guarantor was insolvent on the date of the issuance of the guarantee or was rendered insolvent as a result of the issuance of the guarantee;

•	the guarantor was engaged in a business or transaction, or was about to engage in a business or transaction, for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	the guarantor intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured.

In addition, any payment by the guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. In any such case, your right to receive payments in respect of the new notes from a guarantor would be effectively subordinated to all indebtedness and other liabilities of such guarantor.

The indenture governing the new notes contains a “savings clause,” which limits the liability on the guarantees to the maximum amount that a guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. Actavis SCS cannot assure you that this limitation will protect the guarantee from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees will suffice, if necessary, to pay the new notes in full when due. Furthermore, in Official Committee of Unsecured Creditors of TOUSA, Inc. v. Citicorp North America, Inc., the U.S. Bankruptcy Court in the Southern District of Florida held that a savings clause similar to the savings clause that will be used in the indenture was unenforceable. As a result, the subsidiary guarantees were found to be fraudulent conveyances. The United States Court of Appeals for the Eleventh Circuit recently affirmed the liability findings of the Bankruptcy Court without ruling directly on the enforceability of savings clauses generally. If the TOUSA decision is followed by other courts, the risk that the guarantees would be deemed fraudulent conveyances would be significantly increased.

If a court declares the guarantees to be void, or if the guarantees must be limited or voided in accordance with their terms, any claim you may make against us for amounts payable on the new notes would, with respect to amounts claimed against the guarantor, be subordinated to the indebtedness of the guarantor, including trade payables. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, the guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Actavis SCS cannot assure you, however, as to what standard a court would apply in making these determinations.

Actavis SCS and Actavis Capital are incorporated in Luxembourg, and Luxembourg law differs from U.S. law and may afford less protection to holders of the new notes.

Holders of the new notes may have more difficulty protecting their interests than would security holders of a corporation incorporated in a jurisdiction of the United States. As Luxembourg companies, Actavis SCS and Actavis Capital are incorporated under and subject to the Luxembourg law on commercial companies of 10 August 1915 (as amended) (the “Luxembourg Companies Law”) and Luxembourg laws and regulations. The Luxembourg Companies Law differs in some material respects from laws generally applicable to U.S. corporations and security holders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, security holder lawsuits and indemnification of directors, managers or officers.

Under Luxembourg law, the duties of directors, managers or general partners of a company, are generally owed to the company only. Security holders of Luxembourg companies generally do not have rights to take action against directors, managers or general partners of the company, except in limited circumstances. Directors, managers or general partners of a Luxembourg company must, in exercising their powers and performing their duties, act in good faith and in the interests of the company as a whole and must exercise due care, skill and diligence. Directors, managers or general partners have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director, manager or general partner of a Luxembourg company is found to have breached his or her duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director, manager or general partners may be jointly and severally liable with other directors, managers or general partners implicated in the same breach of duty.

Luxembourg bankruptcy laws may be less favorable to you than bankruptcy and insolvency laws in other jurisdictions.

Actavis SCS and Actavis Capital are incorporated under the laws of Luxembourg, and as such any insolvency proceedings applicable to them are in principle governed by Luxembourg law. The insolvency laws of Luxembourg may not be as favorable to your interests as creditors as the laws of the United States or other jurisdictions with which you may be familiar. See “Enforceability of Civil Liabilities—Certain Insolvency Law Considerations.”

The guarantee granted by Actavis Capital may be subject to limitations under Luxembourg law.

The granting of a guarantee by a Luxembourg company is subject to specific limitations and requirements relating to corporate object and corporate benefit. The granting of a guarantee by a company incorporated and existing in the Grand Duchy of Luxembourg must not be prohibited by the corporate object (objet social) or legal form of that company. In addition, there is also a requirement according to which the granting of security by a company has to be for its “corporate benefit.” See “Service of Process and Enforcement of Liabilities—Guarantees.”

As a company incorporated under the laws of Bermuda, Warner Chilcott Limited may be subject to Bermuda corporate and insolvency laws under which secured creditors could be paid in priority to the claims of holders of the new notes.

The granting of the guarantee of the new notes by Warner Chilcott Limited may be subject to review under Bermuda law if:

(i) the granting of the guarantee constituted a fraudulent preference, namely Warner Chilcott Limited granted the guarantee with the dominant intention of preferring the guaranteed party to the detriment of other creditors; and

(ii) at the time of, or immediately after, the granting of the guarantee, Warner Chilcott Limited was insolvent; and

(iii) Warner Chilcott Limited entered into formal insolvency proceedings within six months of the granting of the guarantee.

In addition, under Bermuda law, a transaction, which could include the granting of a guarantee, at less than fair value and made with the dominant intention of putting property beyond the reach of creditors is voidable after an action is successfully brought by an eligible creditor within a period of six years from the date of the transaction. A transaction, which could include the granting of a guarantee, might be challenged if it involved a gift by the company or if a company received consideration of significantly less than the benefit given by such company.

A judgment obtained in a non-Bermuda court against Warner Chilcott Limited may not be readily enforceable against Warner Chilcott Limited in Bermuda.

Warner Chilcott Limited is organized under the laws of Bermuda. As a result, it may not be possible to enforce court judgments obtained in the United States against Warner Chilcott Limited (whether based on the civil liability provisions of U.S. federal or state securities laws, New York law as the governing law of the new notes, indenture and guarantees or otherwise) in Bermuda. We have been advised by our legal advisors in Bermuda that the United States does not currently have a treaty with Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States, whether based on U.S. federal or state securities laws or otherwise, would not automatically be enforceable (and may not be enforceable at all) in Bermuda. Furthermore, you will not be able to bring a lawsuit or otherwise seek any remedies under the laws of the United States or any states therein, including remedies available under the U.S. federal securities laws, in courts of Bermuda (otherwise than in relation to agreements governed by U.S. law where Bermuda courts have accepted jurisdiction to hear the matter).

You may be unable to recover in civil proceedings for U.S. securities laws violations.

Actavis SCS and the guarantors (other than Actavis, Inc.) are organized under the laws of countries other than the United States and may not have any assets in the United States. It is anticipated that some or all of the directors and managers of Actavis SCS and the guarantors (other than Actavis, Inc.) will be nonresidents of the United States and that all or a majority of their assets will be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or the guarantors (other than Actavis, Inc.), or to enforce any judgments obtained in U.S. courts predicated upon civil liability provisions of the U.S. securities laws. In addition, we cannot assure you that civil liabilities predicated upon the federal securities laws of the United States will be enforceable in any other jurisdiction. See “Service of Process and Enforcement of Liabilities—Enforcement of Judgments.”

Interest paid on the new notes may be treated as U.S. source interest, in which case, 30% U.S. withholding tax may apply unless a non-U.S. holder qualifies for an exemption from such withholding tax.

A substantial portion of the net proceeds of the offering of the old notes was directly or indirectly on-lent by us to a wholly-owned U.S. subsidiary of Actavis plc and used in the United States. As a result, the IRS could argue that there is a potential tax avoidance plan and that interest on the new notes paid to a non-U.S. holder is treated as U.S. source interest, which is subject to withholding tax at 30% unless the non-U.S. holder qualifies for an applicable exemption.

Each investor who is exchanging old notes for new notes pursuant to this exchange offer is required to represent (and is deemed to represent by exchanging the new notes) that its investment in the new notes is not pursuant to a tax avoidance plan, and it either (a) is a United States person for U.S. federal income tax purposes, (b) (i) does not own actually or constructively 10% or more of the combined voting power of all classes of the stock of Actavis plc entitled to vote, (ii) is not a “controlled foreign corporation” (within the meaning of the U.S. Internal Revenue Code) actually or constructively related to Actavis plc through stock ownership, and (iii) is not a bank whose receipt of interest on the new notes is interest received pursuant to a loan agreement entered into in the ordinary course of its trade or business, (c) is entitled to a full exemption from U.S. withholding tax on interest paid on the new notes pursuant to an applicable income tax treaty between the United States and the jurisdiction in which it is resident, or (d) has a trade or business (and, if required by an applicable income tax treaty, a permanent establishment) in the United States and is entitled to a full exemption from U.S. withholding tax on interest paid on the notes because such interest is effectively connected with such trade or business (and, if required by an applicable income tax treaty, a permanent establishment). In addition, each investor must covenant (and is deemed to covenant by exchanging the new notes) that it will, if requested by us, provide a U.S. Internal Revenue Service Form W-8BEN, W-8BEN-E, W-8ECI, W-9 or other applicable form, establishing a complete exemption from the U.S. withholding taxes on payments on the new notes and agree to bear any U.S. withholding taxes resulting from the failure to provide such forms. Each investor who purchased the old notes pursuant to the June 2014 offering was required to make (and was deemed to have made by purchasing the old notes) similar representations and covenants.

Risks Relating to the Exchange Offer

Because there is no public market for the notes, you may not be able to resell your notes.

The new notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their exchange notes; or

•	the price at which the holders would be able to sell their exchange notes.

If a trading market were to develop, the new notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.

In addition, any holder of old notes who tenders in the applicable exchange offer for the purpose of participating in a distribution of the applicable new notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For a description of these requirements, see “The Exchange Offer.”

The old notes will not be accepted for exchange if holders fail to follow the exchange offer procedures and, as a result, such holders’ old notes will continue to be subject to existing transfer restrictions and they may not be able to sell such old notes.

We will not accept old notes for exchange if you do not follow the exchange offer procedures. We will issue new notes as part of the exchange offer only after a timely receipt of old notes and all other required documents. Therefore, if you want to tender your old notes, please allow sufficient time to ensure timely delivery. If we do not receive your old notes and other required documents by the expiration date of the exchange offer, we will not accept your old notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If there are defects or irregularities with respect to your tender of old notes, we may not accept your old notes for exchange. For more information, see “The Exchange Offer.”

If you do not exchange your old notes, your old notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your old notes.

We did not register the old notes, nor do we intend to do so following the exchange offer. Old notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your old notes, you will lose your right to have your old notes registered under the federal securities laws. As a result, if you hold old notes after the applicable exchange offer, you may not be able to sell your outstanding notes.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this prospectus. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest or Furiex acquisitions, including future financial and operating results, and Actavis’ plans, objectives, expectations and intentions. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the ability to successfully integrate strategic transactions, including the Forest and Furiex acquisitions, and the ability to recognize the anticipated synergies and benefits of such acquisitions; the failure of any proposed transactions to close for any other reason; the anticipated size of the markets and continued demand for Actavis’ products, and the ability to successfully manage transitions to new products and markets; the impact of competitive products and pricing; access to available financing on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ products, including products acquired as part of the Forest or Furiex acquisitions; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in the “Risk Factors” section. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “plan,” “intend,” “could,” “would,” “should,” “estimate,” “continue,” or “pursue,” or the negative or other variations thereof or comparable terminology, are intended to identify forward-looking statements. The statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We caution the reader that these statements are based on certain assumptions, risks and uncertainties, many of which are beyond our control. In addition, certain important factors may affect our actual operating results and could cause such results to differ materially from those expressed or implied by forward-looking statements. We believe the risks and uncertainties discussed under the section entitled “Risk Factors” may cause Actavis’, Actavis SCS’s or the guarantors’ actual results to vary materially from those anticipated in any forward-looking statement.

For a more detailed discussion of these and other risk factors, “Risk Factors,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition.” The forward-looking statements included in this prospectus are made only as of their respective dates, and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

When we issued the old notes, we entered into a registration rights agreement dated June 19, 2014 with the initial purchasers of the old notes. Pursuant to the registration rights agreement, we and the Guarantors agreed to file a registration statement with the SEC no later than March 26, 2015, enabling holders to exchange the old notes for publicly registered exchange notes (the “new notes”) with substantially identical terms as the old notes. We also agreed to use our commercially reasonable efforts to cause the registration statement to be declared effective no later than March 26, 2015, and to commence and complete this exchange offer as soon as reasonably practicable after the effectiveness of the registration statement. We will keep the exchange offer (“Registered Exchange Offer”) open for not less than 20 days (or longer if required by applicable law) after the date notice of the Registered Exchange Offer is sent to the holders of the old notes. The registration rights agreement provides that if, among other things, the Exchange Offer is not consummated prior to March 26, 2015, then we will, subject to certain exceptions, promptly file a shelf registration statement (the “Shelf Registration Statement”) with the SEC covering resales of the old notes or the new notes, as the case may be, use our commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act, and following effectiveness of the Exchange Offer Registration Statement, commence the Exchange Offer and keep the Exchange Offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to holders of the notes and issue Exchange Notes in exchange for all notes tendered prior thereto in the Exchange Offer prior to March 26, 2015.

The registration rights agreement also provides that we will be required to pay additional cash interest on old notes (and, where applicable, new notes) if we fail to consummate the Exchange Offer on or prior to the later of March 26, 2015, if we are obligated to file the Shelf Registration Statement, the Shelf Registration Statement is not declared effective by the SEC on or prior to March 26, 2015, or the Shelf Registration Statement or the Exchange Offer Registration Statement with respect to a series of notes is declared effective but thereafter ceases to be effective or usable in connection with resales or exchanges of such series of notes during the periods specified in the registration rights agreement.

A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Terms Of The Exchange Offer; Period For Tendering Old Notes

Upon the terms and subject to the conditions set forth in this prospectus, we will accept for exchange old notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. The expiration date will be 5:00 p.m., New York City time, on                     , 2014, unless extended by us in our sole discretion.

As of the date of this prospectus, $3,700,000,000 aggregate principal amount of the old notes are outstanding. Only a registered holder of the old notes (or such holder’s legal representative or attorney-in-fact) as reflected on the records of the trustee under the applicable Indenture may participate in the exchange offer. There will be no fixed record date for determining registered holders of the old notes entitled to participate in the Registered Exchange Offer. The old notes may be tendered only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. This prospectus, is first being sent on or about                     , 2014 to all holders of old notes known to us.

We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral (promptly confirmed in writing) or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes from us.

We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for any exchange of any old notes, by giving notice of such extension to the exchange agent and the holders of the old notes as described below. We anticipate that we would only delay acceptance of outstanding notes tendered in the offer due to an extension of the expiration date of the offer. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We expressly reserve the right, in our sole and absolute discretion:

•	to delay accepting any old notes;

•	to extend the exchange offer;

•	to terminate the exchange offer; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any manner.

If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the eligible holders of old notes. In the event of a material change in the offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Any delay in acceptance, extension, termination, amendment or waiver will be followed promptly by oral or written notice to the exchange agent and by making a public announcement of it, and the notice and announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the exchange offer was previously scheduled to expire. Subject to applicable law, we may make this public announcement by issuing a press release.

Each holder exchanging old notes for new notes pursuant to the exchange offer shall be deemed to have represented and covenanted that its investment in the notes is not pursuant to a tax avoidance plan, and it either (a) is a United States person for U.S. federal income tax purposes, (b) (i) does not own actually or constructively 10% or more of the combined voting power of all classes of the stock of Actavis plc entitled to vote, (ii) is not a “controlled foreign corporation” (within the meaning of the U.S. Internal Revenue Code) actually or constructively related to Actavis plc through stock ownership, and (iii) is not a bank whose receipt of interest on the notes is interest received pursuant to a loan agreement entered into in the ordinary course of its trade or business, (c) is entitled to a full exemption from U.S. withholding tax on interest paid on the notes pursuant to an applicable income tax treaty between the United States and the jurisdiction in which it is resident, or (d) has a trade or business (and, if required by an applicable income tax treaty, a permanent establishment) in the United States and is entitled to a full exemption from U.S. withholding tax on interest paid on the notes because such interest is effectively connected with such trade or business (and, if required by an applicable income tax treaty, a permanent establishment). In addition, each holder exchanging old notes for new notes pursuant to the exchange offer shall be deemed to have covenanted that it will, if requested by us, provide a U.S. Internal Revenue Service Form W-8BEN, W-8BEN-E, W-8ECI, W-9 or other applicable form, establishing a complete exemption from the U.S. withholding taxes on payments on the notes and agree to bear any U.S. withholding taxes resulting from the failure to provide such forms.

Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware Corporation Law in connection with the exchange offer.

Procedures For Tendering Old Notes

Only a registered holder of old notes may tender such old notes in the exchange offer. The exchange offer will be conducted without the use of a letter of transmittal or notice of guaranteed delivery. If you wish to tender your old notes for new notes pursuant to the exchange offer you must:

•	if you hold the private notes through The Depository Trust Company, or DTC, comply with the ATOP procedures of DTC, and the exchange agent must receive a timely confirmation of a book-entry transfer of the private notes into its account at DTC pursuant to the procedures for book-entry transfer described herein, along with a properly transmitted agent’s message, before the expiration date; or

•	if you hold private notes through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, S.A., or Clearstream, comply with the procedures of Euroclear or Clearstream, as applicable, before the expiration date.

The tender by a holder which is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus.

The depositary has confirmed that any financial institution that is a participant in the depositary’s system may utilize the depositary’s Automated Tender Offer Program to tender old notes.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered old notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or to not accept any particular old notes our acceptance of which might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to particular old notes either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

While we have no present plan to acquire any old notes which are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes which are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as set forth below under “—Certain Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, each holder will represent to us in writing that, among other things:

•	the new notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial holder;

•	neither the holder nor any such beneficial holder has an arrangement or understanding with any person to participate in the distribution of new notes;

•	the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the exchange offer for the purposes of distributing the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the new notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters, including the staff’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”) and Morgan Stanley & Co. Incorporated (available June 5, 1991) (the “Morgan Stanley Letter”), as interpreted in the SEC’s letter to Shearman & Sterling (dated July 2, 1993) (the “Shearman & Sterling Letter”);

•	the holder and any beneficial holder understands that a secondary resale transaction described in the third bullet point above and any resales of new notes obtained by such holder in exchange for old notes acquired by such holder directly from us should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the SEC; and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of our company.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.” However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Acceptance of Old Notes For Exchange; Delivery Of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered, and will issue the new notes promptly after acceptance of the old notes. See “—Certain Conditions to the Exchange Offer” below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral (promptly confirmed in writing) or written notice to the exchange agent. The new notes will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes, from June 19, 2014. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from June 19, 2014. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer and will be deemed to have waived their rights to receive accrued interest on the old notes.

Return of Old Notes

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged old notes will be returned without expense to the tendering holder of such old notes (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the depositary pursuant to the book-entry transfer procedures described below, such old notes will be credited to an account maintained with the depositary) promptly upon the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the depositary for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the depositary’s systems may make book-entry delivery of old notes by causing the depositary to transfer such old notes into the exchange agent’s account at the depositary in accordance with the depositary’s procedures for transfer.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to the expiration date.

To withdraw a tender of old notes in the exchange offer, subject to the applicable procedures of DTC, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth below, prior to the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn (including the certificate number or numbers and aggregate principal amount of such old notes);

•	where the certificates for old notes have been transmitted, specify the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the depositary to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us in our sole discretion, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above at any time prior to the expiration date.

Certain Conditions To The Exchange Offer

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes. We may terminate or amend the exchange offer if at any time before the expiration of the exchange offer, we determine that:

•	the exchange offer does not comply with any applicable law or any applicable interpretation of the staff of the SEC;

•	we have not received all applicable governmental approvals; or

•	any actions or proceedings of any governmental agency or court exist which could materially impair our ability to consummate the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. In any such event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus should be directed to the exchange agent addressed as follows:

Delivery To: Wells Fargo Bank, National Association, Exchange Agent

By Registered or Certified Mail:	By Regular Mail or Overnight Courier:	In Person by Hand Only:

WELLS FARGO BANK N.A.	WELLS FARGO BANK N.A.	WELLS FARGO BANK N.A.
Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479	12th Floor-Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN 55479

By Facsimile (for Eligible Institutions only):		For Information or Confirmation by Telephone:

(612) 667-6282		(800) 344-5128

Delivery other than as set forth above will not constitute a valid delivery.

Fees and Expenses

The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail. However, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The expenses to be incurred in connection with the exchange offer will be paid by us. Such expenses include registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the tender. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then any such transfer taxes, whether imposed on the registered holder or on any other person, will be payable by the holder or such other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized.

Consequences Of Failure To Exchange; Resales Of New Notes

Participation in the exchange offer is voluntary. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of those old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Old notes not exchanged pursuant to the exchange offer will continue to accrue interest at 6.875% per annum and will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer.

Based on interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, including the staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter and the Shearman & Sterling Letter, we are of the view that new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is our “affiliate” within the meaning of Rule 405 under the Securities Act or any broker-dealer that purchases notes from us to resell pursuant to Rule 144A or any other available exemption), without compliance with the registration and prospectus delivery provisions of the Securities Act. This is the case provided that such new notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of such new notes. If any holder has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, such holder:

•	could not rely on the applicable interpretations of the staff of the SEC as enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be all “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the registration rights agreement, we have agreed to make this prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of one year following the effective date. See “Plan of Distribution.”

We have not requested the staff of the SEC to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make such a no-action request.

In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdictions or an exemption from registration or qualification is available and is complied with. We have agreed, under the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions in the United States as any selling holder of the new notes reasonably requests in writing.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the new notes. The new notes will be exchanged for old notes in like principal amount, and the exchanged old notes will be canceled. As a result, the issuance of new notes in exchange for old notes as contemplated in this prospectus will not result in any change in our indebtedness.

We used the proceeds from the offering of the old notes to consummate the Forest Acquisition, to refinance the WC Senior Notes, to pay related fees and expenses and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated (dollars in millions):

	Six months ended June 30,		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Fixed Charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$151.9	$109.2	$239.8	$111.6	$69.0	$68.7	$33.2
Interest portion of rent expense (1)	3.7	8.4	16.0	10.6	7.2	5.0	5.4

Total Fixed Charges	155.6	117.6	255.8	122.2	76.2	73.7	38.6

Earnings:
Pretax income (loss) from continuing operations less equity income	$240.4	$(588.5)	$(613.4)	$245.1	$456.0	$250.6	$362.6
Fixed charges	155.6	117.6	255.8	122.2	76.2	73.7	38.6

Total earnings available for fixed charges	396.0	(470.9)	(357.6)	367.3	532.2	324.3	401.2
Ratio of Earnings to Fixed Charges	2.5	n.a	n.a	3.0	7.0	4.4	10.4

Deficiency of earnings to fixed charges	n.a.	(4.0)	(1.4)	n.a.	n.a.	n.a.	n.a.

(1)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

CAPITALIZATION

The following table sets forth Warner Chilcott Limited’s consolidated cash and cash equivalents and its consolidated capitalization as of June 30, 2014:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the Forest Acquisition.

	June 30, 2014
	Actual Warner Chilcott Limited	As Adjusted
	(unaudited, in millions)
Cash and cash equivalents	$4,293.1	$1,231.7

Debt:
Actavis Capital
ACT Term Loan Agreement	1,237.2	1,237.2
ACT Term Loan Amendment	—	2,000.0
Warner Chilcott Corporation, Actavis WC 2 S.à r.l. and Warner Chilcott Company, LLC
WC Term Loan Agreement	1,786.2	1,786.2
WC Senior Notes	1,250.0	—
Unamortized Premium of WC Senior Notes	93.0	—
Actavis SCS
2017 Notes	500.0	500.0
Unamortized Discount of 2017 Notes	(1.3)	(1.3)
2019 Notes	500.0	500.0
Unamortized Discount of 2019 Notes	(1.4)	(1.4)
2024 Notes	1,200.0	1,200.0
Unamortized Discount of 2024 Notes	(4.5)	(4.5)
2044 Notes	1,500.0	1,500.0
Unamortized Discount of 2044 Notes	(16.6)	(16.6)
Actavis, Inc.
2017 Notes	1,200.0	1,200.0
Unamortized Discount of 2017 Notes	(3.6)	(3.6)
2019 Notes	400.0	400.0
Unamortized Discount of 2019 Notes	(0.5)	(0.5)
2022 Notes	1,700.0	1,700.0
Unamortized Discount of 2022 Notes	(12.0)	(12.0)
2042 Notes	1,000.0	1,000.0
Unamortized Discount of 2042 Notes	(14.5)	(14.5)
Forest
Forest Notes	—	3,000.0
Total debt (1)	$12,312.0	$15,969.0

Total equity	$8,946.5	$29,522.3
Total capitalization	$21,258.5	$45,491.3

(1)	Excludes $19.4 million of capital leases.

SELECTED FINANCIAL DATA

Warner Chilcott Limited derived the financial information as of and for the fiscal years ended December 31, 2009 through December 31, 2013 from the audited consolidated financial statements of Warner Chilcott Limited (and from the unaudited consolidated financial statements of its predecessor entities, as applicable, for the financial information as of December 31, 2011, and as of and with respect to the years ended December 31, 2009 and December 31, 2010). The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Actavis and the related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein. Historical results are not necessarily indicative of any results to be expected in the future.

	Years Ended December 31,
(In millions)	2013(1)(2)(5)	2012(5)	2011	2010	2009(6)
Operating Highlights
Net revenues	$8,677.6	$5,914.9	$4,584.4	$3,566.9	$2,793.0
Operating (loss)/income	(398.8)	315.7	523.4	305.4	383.9
Net (loss)/income attributable to common shareholders	(724.5)	97.3	260.9	184.4	222.0

	At December 31,
	2013(1)(2)(3)(4)(5)	2012(5)	2011	2010	2009(6)
Balance Sheet Highlights
Current assets	$4,552.2	$3,838.3	$2,569.7	$1,786.7	$1,749.2
Working capital, excluding assets and liabilities held for sale	1,181.5	1,089.0	730.2	978.7	721.6
Total assets	22,841.7	14,114.8	6,698.3	5,686.6	5,772.4
Total debt	9,052.0	6,433.3	1,033.0	1,016.1	1,457.8
Total equity	9,603.5	3,856.4	3,562.5	3,282.6	3,023.1

(1)	On October 1, 2013, Actavis plc completed the Warner Chilcott Acquisition. Legacy Warner Chilcott was a leading specialty pharmaceutical company focused on women’s healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. Beginning October 1, 2013, the following items were included in Warner Chilcott Limited’s operating results:

•	total revenues and related cost of sales for Legacy Warner Chilcott products;
•	selling, general and administrative expenses and research and development expenses;
•	amortization expense for intangible assets acquired; and
•	increased interest expense from the senior secured notes assumed and the $2.0 billion aggregate term loan indebtedness assumed, and subsequently refinanced, in connection with the Warner Chilcott Acquisition.

(2)	On August 1, 2013, Actavis, Inc. entered into a transaction with Palau Pharma, S.A. (“Palau”) to acquire worldwide product rights to develop and commercialize albaconazole for the treatment of candidiasis. Actavis, Inc. simultaneously entered into a manufacturing and supply agreement with Palau for the supply of clinical and commercial quantities of the products. In connection with the execution of the agreements, Actavis, Inc. paid an upfront non-refundable payment of €10.0 million, or $13.4 million to Palau, which was recorded as R&D expense in the year ended December 31, 2013.
(3)

On June 11, 2013, Actavis, Inc. entered into an exclusive license agreement with Medicines360 to market, sell and distribute Medicines360 LNG20 intrauterine device in the U.S. and in Canada for a payment of approximately $52.3 million. Actavis will also pay Medicines360 certain regulatory and sales based milestone payments totaling up to nearly $125.0 million plus royalties. Medicines360 retains the rights to market the product in the U.S. public sector, including family planning clinics that provide services to low-income women. LNG20, originally developed by Uteron Pharma S.P.R.L. in Belgium (now a subsidiary of Actavis), is designed to deliver 20 mcg of levonorgestrel per day for the indication of long term contraception, and is currently in Phase III clinical trials in the United States. Pending FDA approval, the LNG20 product could be launched in the U.S. as early as 2014.
(4)	On January 23, 2013, Actavis, Inc. completed the acquisition of Uteron Pharma, SA for approximately $142.0 million in cash, plus assumption of debt and other liabilities of $7.7 million and up to $155.0 million in potential future milestone payments (the “Uteron Acquisition”). The Uteron Acquisition expanded Actavis’ specialty brands’ pipeline of women’s health products including two potential near term commercial opportunities in contraception and infertility, and one oral contraceptive project projected to launch by 2018. Several additional products in earlier stages of development are also included in the acquisition.
(5)	On October 31, 2012, Watson Pharmaceuticals, Inc. (“Watson”) completed the acquisition of Actavis Group. As of December 31, 2012, the estimated number of shares contingently issuable in connection with the Actavis Group earn-out was calculated to be 3.85 million shares. In the year ended December 31, 2013, the decision was made to award the remaining 1.65 million shares. The 1.65 million additional shares are included in the basic weighted average common shares outstanding for the year ended December 31, 2013 beginning on March 28, 2013. The Actavis Group was a privately held generic pharmaceutical company specializing in the development, manufacture and sale of generic pharmaceuticals. Actavis’ financial statements included in this prospectus do not include the financial results of the Actavis Group for any of the periods presented prior to October 31, 2012.
(6)	On December 2, 2009, Watson acquired all the outstanding equity of the Arrow Group in exchange for cash consideration of $1.05 billion, approximately 16.9 million shares of Watson restricted common stock and 200,000 shares of its mandatorily redeemable preferred stock and certain contingent consideration. The fair value of the total consideration was approximately $1.95 billion.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is presented to illustrate the estimated effects of (i) the June 10, 2014 issuance of the $3.7 billion aggregate principal amount of notes (the “New Notes”), (ii) the acquisition of Forest by the Company, which was closed on July 1, 2014 (“Forest Acquisition”), (iii) the acquisition of Aptalis Holdings Inc. (“Aptalis”) by Forest, which was closed on January 30, 2014 (“Aptalis Acquisition”), (iv) the acquisition of Legacy Warner Chilcott, which was closed on October 1, 2013 (Warner Chilcott Acquisition”) and (v) the related financing to fund the acquisitions on historical financial position and results of operations of Actavis.

The fiscal years of the Company, Warner Chilcott plc, Forest and Aptalis ended on December 31, December 31, March 31 and September 30, respectively. The following unaudited pro forma combined balance sheet is prepared based on the historical consolidated balance sheets of Warner Chilcott Limited and Forest as of June 30, 2014. The following unaudited pro forma combined statement of operations is prepared based on (i) historical consolidated statement of operations of Warner Chilcott Limited for the fiscal year ended December 31, 2013 and the six months ended June 30, 2014, (ii) historical consolidated statement of operations of Warner Chilcott plc for the nine months ended September 31, 2013, (iii) historical consolidated statement of operations of Forest for the twelve months ended December 31, 2013, which was derived by adding the consolidated statement of operations for nine months ended December 31, 2013 and subtracting the consolidated statement of operations for the nine months ended December 31, 2012 to and from the consolidated statement of operations for the fiscal year ended March 31, 2013 and the historical consolidated statement of operations of Forest for the six months ended June 30, 2014, which was derived by subtracting the consolidated statement of operations for the nine months ended December 31, 2013 and adding the consolidated statement of operations for the fiscal year ended March 31, 2014 from and to the consolidated statement of operations for the three months ended June 30, 2014 and (iv) historical consolidated statement of operations of Aptalis for the twelve months ended December 31, 2013, which was derived by adding the consolidated statement of operations for the three months ended December 31, 2013 and subtracting the consolidated statement of operations for the three months ended December 31, 2012 to and from the consolidated statement of operations for the fiscal year ended September 30, 2013 and the historical consolidated statement of operations of Aptalis for the one month ended January 31, 2014.

The following unaudited pro forma combined balance sheet as of June 30, 2014 and unaudited pro forma combined statement of operations for the six months ended June 30, 2014 are based upon and derived from the historical unaudited financial information of Warner Chilcott Limited (which are included in this prospectus), historical audited financial information of Forest (which are included in this prospectus) and historical unaudited financial information of Forest (which are included in this prospectus). The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2013 are based upon and derived from the historical audited financial statements of Warner Chilcott Limited (which are included in this prospectus), historical unaudited financial information of Warner Chilcott plc (which are included in this prospectus), historical audited financial information of Forest (which are included in this prospectus), historical unaudited financial information of Forest (which are included in this prospectus), historical audited financial information of Aptalis (which are included in this prospectus) and historical unaudited financial information of Aptalis (which are included in this prospectus).

The Forest Acquisition, the Aptalis Acquisition and the Warner Chilcott Acquisition have been accounted for as business combinations using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, “Business Combinations,” (“ASC 805”). The unaudited pro forma combined financial statements set forth below primarily give effect to the following:

•	Effect of application of the acquisition method of accounting in connection with the acquisitions;

•	Effect of repayment of certain existing debt facilities and new borrowings under new debt facilities to fund the acquisitions; and

•	Effect of transaction costs in connection with the acquisitions and financings.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to the unaudited pro forma combined financial information that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma combined financial information. Under ASC 805, assets acquired and liabilities assumed are recorded at fair value. The fair value of identifiable tangible and intangible assets acquired and liabilities assumed from the acquisitions of Forest and Aptalis are based on a preliminary estimate of fair value as of June 30, 2014. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. Significant judgment is required in determining the estimated fair values of in-process research and development (“IPR&D”), identifiable intangible assets and certain other assets and liabilities. Such a valuation requires estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Preliminary fair value estimates may change as additional information becomes available.

The unaudited pro forma combined statement of operations for the fiscal year ended December 31, 2013 and the six months ended June 30, 2014 assumes the completion of the transactions occurred on January 1, 2013. The unaudited pro forma combined balance sheet as of June 30, 2014 assumes the transactions occurred on June 30, 2014, except for the acquisition of Warner Chilcott plc and Aptalis and their related financing, which were already reflected in Warner Chilcott Limited’s and Forests’ historical balance sheet as of June 30, 2014, respectively. The unaudited pro forma combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisitions occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that Warner Chilcott Limited will experience after the acquisitions. In addition, the accompanying unaudited pro forma combined statement of operations does not include any pro forma adjustments to reflect expected cost savings or restructuring actions which may be achievable or the impact of any non-recurring activity and one-time transaction related costs.

Certain financial information of Forest, Aptalis and Warner Chilcott plc as presented in their respective consolidated financial statements have been reclassified to conform to the historical presentation in Warner Chilcott Limited’s consolidated financial statements for purposes of preparation of the unaudited pro forma combined financial information.

This unaudited pro forma combined financial information should be read in conjunction with the accompanying notes as well as the historical consolidated financial statements and related notes of Warner Chilcott Limited, Forest and Aptalis incorporated by reference into this prospectus.

Warner Chilcott Limited

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2014

(In millions)	Historical Warner Chilcott Limited	Historical Forest (4)	Forest Acquisition Adjustments	Financing Adjustments	Footnote Reference	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$4,293.1	$3,424.2	$(7,166.6)	$681.0	7e, 7j	$1,231.7
Marketable securities	2.5	—	—	—		2.5
Accounts receivable, net	1,566.3	603.4	—	—		2,169.7
Receivable from parents	231.3	—	—	—		231.3
Inventories, net	1,633.3	491.6	1,233.9	—	7b	3,358.8
Prepaid expenses and other current assets	531.3	306.2	0.3	—	7b, 7f	837.8
Current assets held for sale	37.6	—	89.4	—	7b	127.0
Deferred tax assets	203.4	399.1	—	—		602.5

Total current assets	8,498.8	5,224.5	(5,843.0)	681.0		8,561.3

Property, plant and equipment, net	1,531.3	382.0	(159.7)	—	7b	1,753.6
Investments and other assets	164.6	193.1	(33.3)	5.9	7f, 7k	330.3
Deferred tax assets	109.6	—	—	—		109.6
Product rights and other intangibles	7,528.0	5,070.3	8,875.2	—	7b	21,473.5
Goodwill	8,181.4	1,050.7	14,757.0	—	7c	23,989.1

Total assets	$26,013.7	$11,920.6	$17,596.2	$686.9		$56,217.4

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$2,439.8	$1,310.6	$29.5	$—	7b, 7f	$3,779.9
Payables to parents	972.5	—	—	—		972.5
Income taxes payable	75.5	—	—	—		75.5
Current portion of long-term debt and capital leases	1,588.8	—	—	200.0	7l	1,788.8
Deferred revenue	39.5	—	—	—		39.5
Current liabilities held for sale	—	—	—	—		—
Deferred tax liabilities	29.8	—	279.3	—	7d	309.1

Total current liabilities	5,145.9	1,310.6	308.8	200.0		6,965.3

Long-term debt and capital leases	10,742.6	3,000.0	—	457.0	7m	14,199.6
Deferred revenue	40.6	—	—	—		40.6
Other long-term liabilities	261.1	61.2	81.3	—	7f	405.6
Other taxes payable	199.3	497.5	56.8	—	7f	753.6
Deferred tax liabilities	677.7	766.5	2,888.2	—	7d	4,332.4

Total liabilities	17,067.2	5,635.8	3,335.1	657.0		26,695.1

Commitments and contingencies
Equity:
Member’s Capital	8,056.5	(3,032.9)	23,603.1	—	7g	28,626.7
Retained earnings (accumulated deficit)	794.7	9,311.6	(9,332.9)	29.9	7h, 7n	803.3
Accumulated other comprehensive income	90.3	6.1	(9.1)	—	7i	87.3

Total stockholders’ equity	8,941.5	6,284.8	14,261.1	29.9		29,517.3
Noncontrolling interest	5.0	—	—	—		5.0

Total equity	8,946.5	6,284.8	14,261.1	29.9		29,522.3

Total liabilities and equity	$26,013.7	$11,920.6	$17,596.2	$686.9		$56,217.4

See the accompanying notes to the unaudited pro forma combined financial information.

Warner Chilcott Limited

Unaudited Pro Forma Combined Statement of Operations

For the Six Months Ended June 30, 2014

(In millions, except for per share data)	Historical Warner Chilcott Limited	Historical Forest (4)	Historical Aptalis (5)	Aptalis Acquisition and Financing Adjustments	Footnote Reference	Forest Subtotal - After the Aptalis Acquisition	Forest Acquisition Adjustments	Financing Adjustments	Footnote Reference	Pro Forma
Net revenues	$5,322.3	2,258.9	65.6	—		$2,324.5	$(16.7)	$—	8k	$7,630.1

Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	2,589.5	543.2	19.5	—		562.7	(16.7)	—	8k	3,135.5
Research and development	329.5	360.2	12.9	—		373.1	36.3	—	8l	738.9
Selling and marketing	574.6	699.9	9.6	—		709.5	48.0	—	8l	1,332.1
General and administrative	539.0	434.4	68.8	38.7	8g	541.9	(14.4)	—	8m	1,066.5
Amortization	847.1	81.8	5.3	19.0	8h	106.1	886.7	—	8n	1,839.9
Loss on asset sales, impairments, and contingent consideration adjustment, net	21.7	—	0.2	—		0.2	—	—		21.9

Total operating expenses	4,901.4	2,119.5	116.3	57.7		2,293.5	939.9	—		8,134.8

Operating income / (loss)	420.9	139.4	(50.7)	(57.7)		31.0	(956.6)	—		(504.7)

Non-Operating income (expense):
Interest income	2.2	13.8	—	—		13.8	—	—		16.0
Interest expense	(151.9)	(87.1)	(60.6)	53.5	8i	(94.2)	—	(56.4)	8p	(302.5)
Other income (expense), net	(30.8)	4.3	—	—		4.3	—	—		(26.5)

Total other income (expense), net	(180.5)	(69.0)	(60.6)	53.5		(76.1)	—	(56.4)		(313.0)

Income / (loss) before income taxes and noncontrolling interest	240.4	70.4	(111.3)	(4.2)		(45.1)	(956.6)	(56.4)		(817.7)
Provision / (benefit) for income taxes	81.3	(74.7)	16.0	(1.0)	8j	(59.7)	(200.9)	(17.1)	8o, 8q	(196.4)

Net income / (loss)	159.1	145.1	(127.3)	(3.2)		14.6	(755.7)	(39.3)		(621.3)
(Income) attributable to noncontrolling interest	(0.3)	—	—	—		—	—	—		(0.3)

Net income / loss attributable to member	$158.8	145.1	(127.3)	(3.2)		$14.6	$(755.7)	$(39.3)		$(621.6)

See the accompanying notes to the unaudited pro forma combined financial information.

Warner Chilcott Limited

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2013

Warner Chilcott Limited—Pro Forma Statement of Operations

For the year ended December 31, 2013

(In millions, except for per share data)	Historical Warner Chilcott Limited	Historical Legacy Warner Chilcott plc (6)	Warner Chilcott Acquisition and Financing Adjustments	Footnote Reference	Warner Chilcott Limited Subtotal - After the Warner Chilcott Acquisition	Historical Forest (4)	Historical Aptalis (5)	Aptalis Acquisition and Financing Adjustments	Footnote Reference	Forest Subtotal - After the Aptalis Acquisition	Forest Acquisition Adjustments	Financing Adjustments	Footnote Reference	Pro Forma
Net revenues	$8,677.6	$1,807.0	$(16.4)	8a	$10,468.2	$3,368.5	$705.1	$—		$4,073.6	$(31.0)	$—	8k	$14,510.8

Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	4,690.7	227.0	(18.3)	8a, 8b	4,899.4	642.8	169.2	—		812.0	(31.0)	—	8k	5,680.4
Research and development	616.9	86.0	0.4	8b	703.3	836.6	76.8	—		913.4	72.5	—	8l	1,689.2
Selling and marketing	1,020.3	322.0	—		1,342.3	1,151.7	101.7	—		1,253.4	96.0	—	8l	2,691.7
General and administrative	1,003.1	250.0	(63.3)	8b, 8c	1,189.8	445.6	93.8	(8.9)	8g	530.5	88.6	—	8m	1,808.9
Amortization	842.7	329.0	383.6	8d	1,555.3	127.1	74.5	216.7	8h	418.3	1,513.3	—	8n	3,486.9
Goodwill impairment	647.5	—	—		647.5	—	—	—		—	—	—		647.5
Loss on asset sales, impairments, and contingent consideration adjustment, net	255.2	—	—		255.2	2.1	5.8	—		7.9	—	—		263.1

Total operating expenses	9,076.4	1,214.0	302.4		10,592.8	3,205.9	521.8	207.8		3,935.5	1,739.4	—		16,267.7

Operating (loss)/income	(398.8)	593.0	(318.8)		(124.6)	162.6	183.3	(207.8)		138.1	(1,770.4)	—		(1,756.9)

Non-Operating income (expense):
Interest income	4.8	—	—		4.8	21.0	0.4	—		21.4	—	—		26.2
Interest expense	(239.8)	(179.0)	100.1	8e	(318.7)	(3.5)	(74.7)	(73.3)	8j	(151.5)	—	(112.9)	8p	(583.1)
Other income (expense), net	20.4	—	—		20.4	2.9	(5.9)	—		(3.0)	—	—		17.4

Total other income (expense), net	(214.6)	(179.0)	100.1		(293.5)	20.4	(80.2)	(73.3)		(133.1)	—	(112.9)		(539.5)

(Loss)/income before income taxes and noncontrolling interest	(613.4)	414.0	(218.7)		(418.1)	183.0	103.1	(281.1)		5.0	(1,770.4)	(112.9)		(2,296.4)
Provision / (benefit) for income taxes	111.8	80.0	(43.7)	8f	148.1	26.4	40.0	(67.7)	8j	(1.3)	(371.8)	(34.3)	8o, 8q	(259.3)

Net (loss)/income	(725.2)	334.0	(175.0)		(566.2)	156.6	63.1	(213.4)		6.3	(1,398.6)	(78.6)		(2,037.1)
Loss/(income) attributable to noncontrolling interest	0.7	—	—		0.7	—	—	—		—	—	—		0.7

Net (loss)/income attributable to common shareholders	$(724.5)	$334.0	$(175.0)		$(565.5)	$156.6	$63.1	$(213.4)		$6.3	$(1,398.6)	$(78.6)		$(2,036.4)

1. Description of Transactions

Issuance of Notes: On June 10, 2014, Actavis Funding SCS, a limited partnership (societe en commandite simple), organized under the laws of the Grand Duchy of Luxembourg, an indirect subsidiary of Actavis plc, issued $500.0 million 1.300% notes due 2017, $500.0 million 2.450% notes due 2019, $1,200.0 million 3.850% notes due 2024 and $1,500.0 million 4.850% notes due 2044 (collectively the “New Notes”). Interest payments are due on the New Notes on June 15 and December 15 annually, beginning on December 15, 2014. The guarantors of the debt are Warner Chilcott Limited, Actavis Capital S.à r.l., and Actavis, Inc. Actavis plc will not guarantee the New Notes. The net proceeds from the issuance of the New Notes were used, in part, to refinance the Warner Chilcott 7.75% senior notes due 2018 (the “WC Senior Notes”) and along with borrowings under Actavis’ new senior unsecured term loan facility, other financings and cash on hand at Actavis plc, (a) to complete the acquisition of Forest, (b) to pay related fees and expenses and (c) for general corporate expenses.

Forest Acquisition: On February 17, 2014, Actavis entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Forest, pursuant to which Actavis acquired Forest in a series of merger transactions.

At the effective time of Merger 1, each share of Forest’s common stock issued and outstanding immediately prior to Merger 1 (other than dissenting shares) was converted into the right to receive, at the election of the holder of such share of Forest common stock, (i) a combination of $26.04 in cash, plus .3306 Actavis plc shares (the “Mixed Election”), (ii) $86.81 in cash (the “Cash Election”) or (iii) .4723 Actavis plc shares (the “Stock Election”). On July 1, 2014, the transaction closed and Actavis plc acquired Forest for equity consideration which includes outstanding equity awards (approximately $20.6 billion) and cash consideration (approximately $7.0 billion which was funded in part with cash on hand and financing available on July 1, 2014) of approximately $27.6 billion (the “Forest Acquisition”). Under the terms of the transaction, Forest shareholders received 89.8 million Actavis plc ordinary shares, 6.0 million Actavis plc non-qualified stock options and 1.1 million of Actavis plc share units. The assets acquired and the results of operations of Forest will be included in the Company’s financial statements from the date of acquisition, July 1, 2014.

Aptalis Acquisition: On January 30, 2014, Forest closed the Aptalis Acquisition in a series of merger transactions for an aggregate purchase price equal to the total enterprise value, plus the aggregate exercise price applicable to Aptalis’ outstanding options, plus the amount of closing date cash, minus Aptalis’ existing indebtedness, minus certain selling stockholders’ expenses. Forest funded the Aptalis Acquisition using the proceeds from its debt offerings. Forest’s historical consolidated statement of operations for the six months ended June 30, 2014 includes results of operations of Aptalis’ since February 1, 2014.

Warner Chilcott Acquisition: On October 1, 2013, Actavis acquired Legacy Warner Chilcott plc pursuant to a scheme of arrangement where each Warner Chilcott plc ordinary share was converted into 0.160 of Actavis ordinary share, or $5,833.9 million in equity consideration. Warner Chilcott Limited’s historical consolidated statement of operations for the year ended December 31, 2013 includes results of operations of Legacy Warner Chilcott plc since October 1, 2013.

2. Basis of Presentation

The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma combined financial statements to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the unaudited pro forma combined statements of operations, are expected to have a continuing impact on the results of operations.

The unaudited pro forma combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date.

The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurement,” (“ASC 820”) as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

3. Accounting Policies

Following the acquisition, Actavis began a review of accounting policies of Forest and Aptalis in an effort to determine if differences in accounting policies require adjustment or reclassification of results of operations or of assets or liabilities to conform to Actavis’ accounting policies and classifications. The above valuation includes a preliminary assessment from the accounting policy review.

4. Historical Forest

Financial information presented in the “Historical Forest” column in the unaudited pro forma combined balance sheet represents historical consolidated balance sheet of Forest as of June 30, 2014.

Financial information presented in the “Historical Forest” column in the unaudited pro forma combined statement of operations for the year ended December 31, 2013 was derived by adding the consolidated statement of operations for the nine months ended December 31, 2013 and subtracting the consolidated statement of operations for the nine months ended December 31, 2012 to and from the consolidated statement of operations for the fiscal year ended March 31, 2013 as follows (in millions):

	(A)	(B)	(C)	(D)=(A)+(B)-(C)
	Year Ended March 31, 2013	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2012	Twelve Months Ended December 31, 2013
Total revenue	$3,094.0	$2,554.7	$2,280.2	$3,368.5

Cost of goods sold	649.1	511.4	471.3	689.2

Gross profit	2,444.9	2,043.3	1,808.9	2,679.3

Operating expenses
Selling, general and administrative	1,558.3	1,307.4	1,185.6	1,680.1
Research and development	963.6	596.3	723.3	836.6

Total operating expenses	2,521.9	1,903.7	1,908.9	2,516.7

Operating (loss) income	(77.0)	139.6	(100.0)	162.6
Interest and other income (expense), net	32.1	12.6	24.3	20.4

Income (loss) before income taxes	(44.9)	152.2	(75.7)	183.0
Income tax (benefit) expense	(12.8)	41.0	1.8	26.4

Net (loss) income	$(32.1)	$111.2	$(77.5)	$156.6

Financial information presented in the “Historical Forest” column in the unaudited pro forma combined statement of operations for the six months ended June 30, 2014 was derived by subtracting the consolidated statement of operations for the twelve months ended December 31, 2013 and adding the consolidated statement of operations for the fiscal year ended March 31, 2014 from and to the consolidated statement of operations for the three months ended June 30, 2014 as follows (in millions):

	(E)	(F)	(G)	(H)=(E)-(F)+(G)
	Year ended March 31, 2014	Nine Months Ended December 31, 2013	Three months ended June 30, 2014	Six months ended June 30, 2014
Total revenue	$3,646.9	$2,554.7	$1,166.7	$2,258.9

Cost of goods sold	760.6	511.4	319.1	568.3

Gross profit	2,886.3	2,043.3	847.6	1,690.6

Operating expenses
Selling, general and administrative	1,986.2	1,307.4	512.2	1,191.0
Research and development	788.3	596.3	168.2	360.2

Total operating expenses	2,774.5	1,903.7	680.4	1,551.2

Operating income	111.8	139.6	167.2	139.4
Interest and other income (expense), net	(30.2)	12.6	(26.2)	(69.0)

Income before income taxes	81.6	152.2	141.0	70.4
Income tax (benefit) expense	(83.7)	41.0	50.0	(74.7)

Net income	$165.3	$111.2	$91.0	$145.1

Financial information presented in the “Historical Forest” column in the unaudited pro forma June 30, 2014 combined balance sheet, statement of operations for the year ended December 31, 2013 and statement of operations for the six months ended June 30, 2014 has been reclassified or classified to conform to the historical presentation in Warner Chilcott Limited’s consolidated financial statements as follows (in millions):

Reclassifications and classifications in the unaudited pro forma combined balance sheet

	Before Reclassification		Reclassification	After Reclassification
Investments and other assets	$193.1	(i)	$—	$193.1
Product rights and other intangibles	5,070.3	(ii)	—	5,070.3
Accounts payable and accrued expenses	1,310.6	(iii)	—	1,310.6
Other taxes payable	497.5	(iv)	—	497.5
Member’s Capital	(3,032.9	)(v)	—	(3,032.9)

(i)	Includes “Marketable securities and investments” of $54.0 million and “Other Assets” of $139.1 million.
(ii)	Represents “License agreements, product rights and other intangibles, net” of $5,070.3 million.
(iii)	Includes “Accounts payable” of $164.4 million and “Accrued and other current liabilities” of $1,146.2 million.
(iv)	Represents $497.5 million of uncertain tax positions.
(v)	Represents “Common stock” of $43.7 million, “Additional paid-in capital” of $2,104.0 million and “Treasury stock, at cost” of $(5,180.6) million

Reclassifications and classifications in the unaudited pro forma combined statement of operations for the year ended December 31, 2013

	Before Reclassification		Reclassification	After Reclassification
Net revenues	$3,368.5	(i)	$—	$3,368.5
Cost of sales	689.2	(ii)	(46.4)	642.8
Selling and marketing	1,680.1	(iii)	(528.4)	1,151.7
General and administrative	—		445.6	445.6
Amortization	—		127.1	127.1
Loss on asset sales, impairments and contingent consideration adjustment, net	—		2.1	2.1
Interest income	20.4	(iv)	0.6	21.0
Interest expense	—		(3.5)	(3.5)
Other income (expense), net	—		2.9	2.9

(i)	Includes “Total revenue” of $3,368.5 million.
(ii)	Includes amortization of $46.4 million.
(iii)	Includes “General and administrative expense” of $445.6 million, “Amortization” of $80.7 million and “Loss on asset sale” of $2.1 million.
(iv)	Includes “Interest and other income (expense), net” of $20.4 million.

Reclassifications and classifications in the unaudited pro forma combined statement of operations for the six months ended June 30, 2014

	Before Reclassification		Reclassification	After Reclassification
Net revenues	$2,258.9	(i)	$—	$2,258.9
Cost of sales	568.3	(ii)	(25.1)	543.2
Selling and marketing	1,191.0	(iii)	(491.1)	699.9
General and administrative	—		434.4	434.4
Amortization	—		81.8	81.8
Loss on asset sales, impairments and contingent consideration adjustment, net	—		—	—
Interest income	(69.0	)(iv)	82.8	13.8
Interest expense	—		(87.1)	(87.1)
Other income (expense), net	—		4.3	4.3

(i)	Includes “Total revenue” of $2,258.9 million.
(ii)	Includes amortization of $25.1 million.
(iii)	Includes “General and administrative expense” of $434.4 million and “Amortization” of $56.7 million.
(iv)	Includes “Interest and other income (expense), net” of ($69.0) million.

5. Historical Aptalis

Financial information presented in the “Historical Aptalis” column in the unaudited pro forma combined statement of operations for the year ended December 31, 2013 was derived by adding the statement of operations for the three months ended December 31, 2013 and subtracting the statement of operations for the three months ended December 31, 2012 to and from the statement of operations for the fiscal year ended September 30, 2013 as follows (in millions):

	(A)	(B)	(C)	(D)=(A)+(B)-(C)
	Year Ended September 30, 2013	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Twelve Months Ended December 31, 2013
Total revenue	$687.9	$191.5	$174.3	$705.1

Cost of goods sold	146.6	39.9	32.3	154.2
Selling and administrative expenses	172.5	56.6	42.7	186.4
Management fees	7.0	1.9	1.7	7.2
Research and development expenses	65.5	28.8	17.5	76.8
Depreciation and amortization	94.8	20.0	25.3	89.5
Fair value adjustments to intangible assets and contingent consideration	10.0	0.7	2.9	7.8
Gain on disposal of product line	(1.0)	(2.0)	(1.0)	(2.0)
Transaction, restructuring and integration costs	2.4	0.1	0.6	1.9

Total operating expenses	497.8	146.0	122.0	521.8

Operating income	190.1	45.5	52.3	183.3

Financial expenses	68.8	23.8	17.9	74.7
Loss on extinguishment of debt	—	5.3	—	5.3
Interest and other income	(0.4)	(0.1)	(0.1)	(0.4)
Loss (gain) on foreign currencies	0.1	0.1	(0.4)	0.6

Total other expenses	68.5	29.1	17.4	80.2

Income before income taxes	121.6	16.4	34.9	103.1
Income tax expense	34.7	13.5	8.2	40.0

Net income	$86.9	$2.9	$26.7	$63.1

Financial information presented in the “Historical Aptalis” column in the unaudited pro forma combined statement of operations for the six months ended June 30, 2014 comprises of Aptalis activities for the one month ended January 30, 2014 prior to the close of the Aptalis acquisition.

Financial information presented in the “Historical Aptalis” column in the unaudited pro forma combined statement of operations for the twelve months ended December 31, 2013 has been reclassified to conform to the historical presentation in Warner Chilcott Limited’s consolidated financial statements as follows:

Reclassifications and classifications in the unaudited pro forma combined statement of operations for the twelve months ended December 31, 2013

	Before Reclassification		Reclassification		After Reclassification
Net revenues	$705.1	(i)	$—		$705.1
Cost of sales	154.2		15.0	(viii)	169.2
Selling and marketing	195.5	(ii)	(93.8)		101.7
General and administrative	—		93.8		93.8
Amortization	89.5	(iii)	(15.0	)(viii)	74.5
Loss on asset sales, impairments and contingent consideration adjustment, net	5.8	(iv)	—		5.8
Interest income	0.4	(v)	—		0.4
Interest expense	(74.7	)(vi)	—		(74.7)
Other income (expenses), net	(5.9	)(vii)	—		(5.9)

(i)	Includes “Total revenue” of $705.1 million.
(ii)	Represents “Selling and administrative expenses” of $186.4 million, “Management fees” of $7.2 million and “Transaction, restructuring and integration costs” of $1.9 million.
(iii)	Represents “Depreciation and Amortization” of $89.5 million.
(iv)	Includes “Fair value adjustments to intangible assets and contingent consideration” of $7.8 million and “Gain on disposal of product line” of $(2.0) million.
(v)	Represents “Interest and other income” of $0.4 million.
(vi)	Represents “Financial expenses” of $74.7 million.
(vii)	Includes “Loss on extinguishment of debt” of $5.3 million and “Loss on foreign currencies” of $0.6 million.
(viii)	Represents reclassification of “Depreciation expense” of $15.0 million.

6. Historical Legacy Warner Chilcott plc

Financial information presented in the “Historical Warner Chilcott plc” column in the unaudited pro forma combined statement of operations represents historical consolidated statement of operations of Warner Chilcott plc for the nine months ended September 30, 2013. Results of operations of Warner Chilcott plc after October 1, 2013 (i.e., date of acquisition) are included in “Historical Warner Chilcott Limited” column.

Financial information presented in the “Historical Warner Chilcott plc” column in the unaudited pro forma combined statement of operations has been reclassified to conform to the historical presentation in Warner Chilcott Limited’s consolidated financial statements as follows (in million):

	Before Reclassification		Reclassification	After Reclassification
Selling and marketing	$572.0	(i)	$(250.0)	$322.0
General and administrative	—		250.0	250.0

(i)	Includes $575.0 million of “Selling, general and administrative” and $(3.0) million of “Restructuring (income)/costs.”

7. Unaudited Pro Forma Combined Balance Sheet Adjustments

Adjustments included in the “Forest Acquisition Adjustments” column in the accompanying unaudited pro forma combined balance sheet at June 30, 2014 are as follows (in millions):

	Note	Amount
Purchase consideration
Fair value of ordinary shares issued	7a	$20,022.5
Fair value of equity awards issued	7a	547.2
Cash consideration	7a	7,070.6

Fair value of total consideration transferred		$27,640.3

Historical book value of net assets acquired
Book value of Forest’s historical net assets as of June 30, 2014		$6,287.3
Less Forest’s M&A costs expected to incur		(74.7)

Net assets to be acquired		$6,212.6

Adjustments to reflect preliminary fair value of assets acquired and liabilities assumed
Inventories, net	7b	$1,233.9
Prepaid expenses and other current assets	7b, 7f	0.3
Current assets held for sale	7b	89.4
Property, plant and equipment, net	7b	(159.7)
Investments and other assets	7f	(33.3)
Product rights and other intangibles, net	7b	8,875.2
Goodwill	7c	14,757.0
Accounts payable and accrued expenses	7b, 7f	(29.5)
Other liabilities	7f	(81.3)
Other taxes payable	7f	(56.8)
Deferred tax liabilities	7d, 7f	(3,167.5)

Total		$21,427.7

a.	“Preliminary estimate of fair value of ordinary shares issued” was estimated based on approximately 271.5 million shares of Forest’s common stock outstanding (excluding restricted stock) as of June 26, 2014, multiplied by the exchange ratio of 0.3306 and Actavis’ share price of $223.05 on June 30, 2014.

Almost all equity awards of Forest were replaced with equity awards of Actavis plc with similar terms, except for restricted stock units with performance conditions. “Preliminary estimate of fair value of equity awards issued” represents the estimated aggregate fair value of Actavis’ replacement awards attributable to the service periods prior to the Forest Acquisition, which is considered as part of purchase consideration, and was calculated based on Forest’s equity awards outstanding (including restricted stock) as of June 26, 2014, multiplied by the exchange ratio of 0.4723 and estimated fair value of equity awards.

Fair value of common stock and equity awards was estimated based on the Actavis’ closing share price on June 30, 2014 of $223.05 per share.

b.	Represents the estimated fair value adjustment to step-up Forest’s inventory, above market lease, assets held for sale and identifiable intangible assets by $1,233.9 million, $6.6 million, $89.4 million and $8,875.2 million to their preliminary fair values of $1,725.5 million, $6.6 million, $89.4 million and $13,945.5 million, respectively. It also represents the estimated fair value adjustment to step-down Forest’s PP&E and below market lease by $159.7 million and $4.1 million to their preliminary fair value of $222.3 million and ($4.1) million, respectively. Refer to Note 7f for additional accounting policy alignments which impact accounts payable.

The estimated step-up in inventory will increase cost of sales as the acquired inventory is sold within the first year after the acquisition. As there is no continuing impact, the effect on cost of sales from the inventory step-up is not included in the unaudited pro forma combined statement of operations.

Identified intangible assets, including assets from the Aptalis Acquisition, of $13,945.5 million primarily consist of (i) currently marketed products (“CMP”) of $12,474.0 million (weighted average useful life of 4.8 years), (ii) IPR&D of $1,304.0 million, (iii) other intangible assets such as royalty agreements and technology contracts of $154.0 million (weighted average useful life of 12.8 years) and (v) divested products of $13.5 million. The IPR&D amounts will be capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, Actavis will make a separate determination of useful life of the IPR&D intangible and amortization will be recorded as an expense. As the IPR&D intangibles are not currently marketed, no amortization of these items is reflected in the unaudited pro forma combined statement of operations.

The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma combined financial information, it is assumed that all assets will be used in a manner that represents their highest and best use. The final fair value determination for identified intangibles, including the IPR&D intangibles, may differ from this preliminary determination.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated net cash flows for each year for each project or product (including net revenues, cost of sales, research and development costs, selling and marketing costs and working capital asset/contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

c.	Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The adjustment represents a net increase of Warner Chilcott Limited’s total goodwill by $14,757.0 million to $23,989.1 million after giving effect to the Forest Acquisition.

d.	Represents deferred income tax liabilities of $279.3 million (current) and $2,888.2 million (non-current), resulting from fair value adjustments for the identifiable tangible assets and intangible assets as well as liabilities assumed and other acquisition accounting adjustments, respectively. This estimate of deferred tax liabilities was determined based on the excess book basis over the tax basis of the assets acquired and liabilities assumed at a 21.0% weighted average statutory tax rate of the United States and Ireland, where most of Forest’s taxable income was generated historically.

e.	Represents cash outflows from the (i) payment of cash purchase consideration of $7,070.6 million and (ii) M&A costs of Warner Chilcott Limited and Forest of $21.3 million and $74.7 million, respectively, which are expected to be incurred.

f.	Represents preliminary adjustments for accounting policy alignment of $(6.3) million in prepaid expenses and other current assets, $(33.3) million in investments and other assets, $25.4 million in accounts payable and accrued expenses, $81.3 million in other long-term liabilities, and $56.8 million in other taxes payable liabilities with the net impact of the alignments impacting goodwill.

g.	Represents the addition of member’s capital (excluding restricted shares) of $20,022.5 million, the addition of member’s capital related to the replacement equity awards (including restricted shares) of $547.2 million and the elimination of Forest’s member’s capital of $3,033.4 million.

h.	Represents the elimination of Forest’s retained earnings of $9,311.6 million, and Warner Chilcott Limited’s estimated M&A costs of $21.3 million.

i.	Represents the elimination of Forest’s historical accumulated other comprehensive income.

Adjustments included in the “Financing Adjustments” column in the accompanying unaudited pro forma combined balance sheet at June 30, 2014 are as follows (in millions):

j.	The adjustment to cash is as follows:

New senior unsecured term loans	$2,000.0
New Notes	—
Other Financings	—
Redemption of the WC Senior Notes	(1,250.0)
Total financing costs	(5.9)
Interest premium on WC Notes redemption	(63.1)

Total net financing	$681.0

The accompanying unaudited combined financial information is prepared assuming that the Forest Acquisition was funded using long-term financing and cash on hand.

The $29.9 million net gain resulting from the early redemption the WC Senior Notes has been excluded from the unaudited combined statement of operations as it is non-recurring.

k.	Represents deferred financing costs of $5.9 million related to Actavis’ new borrowings to fund the Forest Acquisition.

l.	Represents current portion of new senior unsecured term loans of $200.0 million.

m.	Represents the long-term portion of the new senior unsecured term loans of $1,800.0 million, offset by the repayment in full of the principal of the WC Notes of $1,250.0 million and the write-off of $93.0 million of premium recorded as of June 30, 2014 for the WC Senior Notes. This write-off has been excluded from the unaudited combined statement of operations as it is non-recurring.

n.	Represents the $29.9 million net gain resulting from the early redemption of the WC Senior Notes.

8. Unaudited Pro Forma Combined Statement of Operations Adjustments

Adjustments included in the “Warner Chilcott Acquisition and Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations for the year ended December 31, 2013 are as follows:

a.	Represents the elimination of net revenues and cost of sales of product sales and royalty payments of $16.4 million between the Company and Legacy Warner Chilcott for the nine months ended September 30, 2013.

b.	Warner Chilcott Limited applied the acquisition method of accounting to the assets acquired and liabilities assumed from Warner Chilcott plc and the property and equipment of Warner Chilcott plc were recorded at fair value and their useful lives were adjusted. The adjustment represents a resulting change in depreciation for the nine months ended September 30, 2013. The change in depreciation is reflected as follows (in millions):

Year Ended December 31, 2013
Cost of sales	$(1.9)
Research and development	0.4
General and administrative	(8.0)

Total	$(9.5)

Note that as a result of the application of the acquisition method of accounting, inventories of Warner Chilcott plc was stepped up by $408.3 million of which $173.5 million and $209.5 million was sold during the fourth quarter of 2013 and the first six months of 2014, respectively, increasing cost of sales in the consolidated statement of operations of Warner Chilcott Limited. Since such inventory step-up does not have a continuing impact, no adjustment was made to the unaudited combined pro forma statement of operations.

c.	Represents the stock-based compensation of $7.3 million in connection with the replacement equity awards granted at the close of the Warner Chilcott Acquisition and removal of M&A costs of $62.6 million recorded by Warner Chilcott Limited and Warner Chilcott plc for the nine months ended September 30, 2013.

d.	Represents increased amortization for the fair value of identified intangible assets with definite lives for the nine months ended September 30, 2013. The company matches amortization over the economic benefit as follows (in millions):

	Fair Value	Nine Months Ended September 30, 2013
CMP intangible assets	$3,021.0	$712.6
IPR&D	1,708.0	—

Non-amortizable	$4,729.0	$712.6

Less historical amortization		329.0

		$383.6

e.	In connection with the Warner Chilcott Acquisition, Warner Chilcott plc’s senior secured credit facilities were refinanced. Giving effect to the refinancing of the $2,000.0 million of Legacy Warner Chilcott’s senior secured credit facilities, with a weighted average interest rate of 1.49%, interest expense including amortization of the debt issuance costs for the nine months ended September 30, 2013 is expected to decrease by $100.1 million.

f.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Warner Chilcott Acquisition and financing using a 20.0% weighted average statutory tax rate of the United States and Puerto Rico, where most of Warner Chilcott plc’s taxable income was generated historically.

Adjustments included in the “Aptalis Acquisition and Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations for the year ended December 31, 2013 and six months ended June 30, 2014 are as follows:

g.	Represents (i) the reversal of the management fee of $7.2 million for the year ended December 31, 2013 incurred by Aptalis, as the management contract was terminated upon the Aptalis Acquisition and (ii) the reversal of M&A costs of $1.7 million and $38.7 million for the year ended December 31, 2013 and six months ended June 30, 2014, respectively, recorded by Forest and Aptalis in connection with the Aptalis Acquisition.

h.	Represents increased amortization resulting in the Aptalis Acquisition by Forest for the fair value of identified intangible assets with definite lives as follows (in millions):

	Weighted Average Useful Lives	Fair Value	Year Ended December 31, 2013	One Month Ended January 30, 2014
CMP intangible assets	10	$2,912.2	$291.2	$24.3
Less historical amortization			74.5	5.3

			$216.7	$19.0

i.

Represents (a) (i) new interest expense related to the $1,050.0 million of 4.375% notes due 2019 and $750.0 million of 4.875% notes due 2021, issued in January 2014 for the year ended December 31, 2013 and the six months ended June 30, 2014 and (ii) $1,200 million of 5.000% notes due 2021 issued in December 2013 for the year ended December 31, 2013, including amortization of deferred financing costs based on effective interest rate method and (b) the elimination of Aptalis’ historical interest expense of $74.7 million and $60.6 million (inclusive of termination charges) for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively, in connection with the repayment of Aptalis’ existing long-term debt in the principal amount of $1,250.0 million upon the Aptalis Acquisition as follows (in million):

	Year Ended December 31, 2013	One Month Ended January 30, 2014
New interest expense from Forest’s 4.375% Notes	$48.4	$4.0
New interest expense from Forest’s 4.875% Notes	37.7	3.1
New interest expense from Forest’s 5.000% Notes	61.9	—
Elimination of Aptalis’ historical interest expense	(74.7)	(60.6)

Total	$73.3	$(53.5)

j.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Aptalis Acquisition and the related financing using a 24.1% weighted average blended statutory tax rate of the United States, Canada and Ireland, where most of Aptalis’ taxable income was generated historically.

Adjustments included in the “Forest Acquisition Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

k.	Represents the elimination of net revenues and cost of sales of product sales of $31.0 million and $16.7 million for the twelve months ended December 31, 2013 and the six months ended June 30, 2014, respectively, between Warner Chilcott Limited and Forest after the Aptalis Acquisition.

l.	Represents the stock-based compensation in connection with the replacement equity awards granted at the close of the Forest Acquisition.

m.	Represents the stock-based compensation of $88.6 million and $44.3 million for the twelve months ended December 31, 2013 and the six months ended June 30, 2014, respectively, in connection with the replacement equity awards granted at the close of the Forest Acquisition. For the six months ended June 30, 2014, this has been offset by the reversal of M&A costs of $58.3 million and $0.4 million recorded by Warner Chilcott Limited and Forest, respectively in connection with the Forest Acquisition.

n.	Represents increased amortization for the fair value of identified intangible assets with definite lives for the year ended December 31, 2013 and the six months ended June 30, 2014. The increase in amortization expense for intangible assets is calculated as follows (in millions):

	Weighted Average Useful Lives	Fair Value	Year Ended December 31, 2013	Six Months Ended June 30, 2014
CMP intangible assets of Forest	4.8	$12,474.0	$1,919.6	$962.5
Other intangible assets of Forest	12.8	154.0	12.0	6.0
IPR&D of Forest	Non-Amortizable	1,304.0	—	—
Divested product of Forest	Non-Amortizable	13.5	—	—

		$13,945.5	$1,931.6	$968.5

Less historical amortization inclusive of Aptalis deal			418.3	81.8

			$1,513.3	$886.7

o.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the Forest acquisition using a 21.0% weighted average blended statutory tax rate of the United States and Ireland, where most of Forest’s taxable income was generated historically.

Adjustments included in the “Financing Adjustments” column in the accompanying unaudited pro forma combined statement of operations are as follows:

p.	Represents estimated interest expense, including amortization of deferred financing costs based on effective interest rate method, related to the new senior unsecured term loans and senior notes as follows (in millions):

	Year ended December 31, 2013	Six months ended June 30, 2014
New senior unsecured term loans	$40.2	$20.1
New senior notes	147.7	73.8
Less historical interest expense and amortization related to the WC Senior Notes	(75.0)	(37.5)

Total net financing	$112.9	$56.4

For the new senior unsecured term loans of $2,000.0 million, a five year maturity was assumed. For the New Notes, various maturity dates were assumed ranging from 2017 to 2044. The interest rate for these new borrowings was 3.7% on a weighted average basis. Interest expense from the cash bridge loans was not reflected in the unaudited combined pro forma statement of operations as it will not have a continuing impact due to the short-term nature.

q.	Represents the income tax effect for unaudited pro forma combined statement of operations adjustments related to the financing for the Forest Acquisition using a 21.0% weighted average blended statutory tax rate of the United States and Ireland, where most of Forest’s taxable income was generated historically.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this prospectus and specifically under “Forward-Looking Statements” and “Risk Factors.” In addition, the following discussion of financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

In prior periods, our consolidated financial statements presented the accounts of Actavis, Inc. On May 16, 2013, Actavis plc was incorporated in Ireland as a private limited company and re-registered effective September 18, 2013 as a public limited company. It was established for the purpose of facilitating the business combination between Actavis, Inc. and Legacy Warner Chilcott. On October 1, 2013, pursuant to the transaction agreement dated May 19, 2013 among Actavis, Inc., Legacy Warner Chilcott, the Company, Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding Inc.) and Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2 Inc.) (“MergerSub”), (i) the Company acquired Legacy Warner Chilcott pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 where each Legacy Warner Chilcott ordinary share was converted into 0.160 of Actavis plc ordinary share (the “Actavis plc Ordinary Shares”), or $5,833.9 million in equity consideration, and (ii) MergerSub merged with and into Actavis, Inc., with Actavis, Inc. as the surviving corporation in the merger (the “Actavis Merger” and, together with the Warner Chilcott Acquisition, the “Warner Chilcott Transactions”). Following the consummation of the Warner Chilcott Transactions, Actavis, Inc. and Legacy Warner Chilcott became wholly-owned subsidiaries of Actavis plc. Each of Actavis, Inc.’s common shares was converted into one Actavis plc Ordinary Share.

On October 31, 2012, Watson Pharmaceuticals, Inc. completed the acquisition of the Actavis Group for a cash payment of €4.2 billion, or approximately $5.5 billion, and contingent consideration of up to 5.5 million newly issued shares of Actavis, Inc., which have since been issued (the “Actavis Group Acquisition”). Watson Pharmaceuticals, Inc.’s Common Stock was traded on the NYSE under the symbol “WPI” until close of trading on January 23, 2013, at which time Watson Pharmaceuticals, Inc. changed its corporate name to “Actavis, Inc.” and changed its ticker symbol to “ACT.”

Effective October 1, 2013, through a series of related-party transactions, Actavis plc contributed its indirect subsidiaries, including Actavis Inc. to Warner Chilcott Limited, which is not a publicly traded entity. References throughout to “we,” “our,” “us,” the “Company” or “Actavis” refer to financial information and transactions of Watson Pharmaceuticals, Inc. prior to January 23, 2013, Actavis, Inc. from January 23, 2013 until October 1, 2013 and Warner Chilcott Limited on and subsequent to October 1, 2013.

Overview

We are a leading integrated global specialty pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name (“brand,” “branded” or “specialty branded”), biosimilar and over-the-counter (“OTC”) pharmaceutical products. The Company also develops and out-licenses generic pharmaceutical products primarily in Europe through our Medis third-party business. The Company operates manufacturing, distribution, research and development (“R&D”) and administrative facilities in many of the world’s established and growing international markets, including the United States of America (“U.S.”), Canada and Puerto Rico (together “North America”), and its key international markets around the world (“International”).

We have supported our Actavis Pharma business with a significant commitment of R&D expenditures of approximately 8% of Pharma net revenues for the years ended December 31, 2013, 2012 and 2011. Our global growth strategy is focused on: (i) internal development of differentiated high-demand products; (ii) establishment of strategic alliances and collaborations that bring new products, technologies and markets to our existing portfolio; and (iii) acquisition of products and/or companies that complement our existing portfolio in generics, brands and biosimilars.

As of December 31, 2013, we marketed over 250 generic pharmaceutical product families and approximately 45 branded pharmaceutical product families in the U.S. and a significant number of product families internationally. Generic pharmaceutical products are bioequivalents of their respective branded products and provide a cost-efficient alternative to branded products. Branded pharmaceutical products are marketed under brand names through programs that are designed to generate physician and consumer loyalty. Through our Anda Distribution segment, as of December 31, 2013 we distributed approximately 12,725 stock-keeping units (“SKUs”) in the U.S. primarily to independent pharmacies, alternate care providers (hospitals, nursing homes and mail order pharmacies) and pharmacy chains, as well as generic products and certain selective branded products to physicians’ offices.

2014 Significant Business Developments

During 2014, we completed the following transactions that impacted our results of operations and will continue to have an impact on our future operations.

Acquisition of Forest

On February 17, 2014, Actavis plc entered into a Merger Agreement (the “Forest Merger Agreement”) by and among Actavis plc, Tango US Holdings Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“US Holdco”), Tango Merger Sub 1 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdco (“Merger Sub 1”), Tango Merger Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdco (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”) and Forest Laboratories, Inc. (now known as Forest Laboratories, LLC) (“Forest”).

Under the terms of the Forest Merger Agreement, the acquisition of Forest was accomplished through a merger of Merger Sub 1 with and into Forest (“Merger 1”), with Forest being the surviving entity (the “First Surviving Corporation”). Immediately following the consummation of Merger 1, the First Surviving Corporation merged with and into Merger Sub 2 (“Merger 2” and, together with Merger 1, the “Mergers”), with Merger Sub 2 being the surviving entity.

At the effective time of Merger 1, each share of Forest’s common stock issued and outstanding immediately prior to Merger 1 (other than dissenting shares) was converted into the right to receive, at the election of the holder of such share of Forest common stock, (i) a combination of $26.04 in cash, plus .3306 Actavis plc Ordinary Shares (the “Mixed Election”), (ii) $86.81 in cash (the “Cash Election”) or (iii) .4723 Actavis plc Ordinary Shares (the “Stock Election”). On July 1, 2014, the transaction closed and Actavis acquired Forest for equity consideration which includes outstanding equity awards (approximately $20.6 billion) and cash consideration (approximately $7.0 billion which was funded in part with cash on hand and financing available on July 1, 2014) of approximately $27.6 billion (the “Forest Acquisition”). Under the terms of the transaction, Forest shareholders received 89.8 million Actavis plc ordinary shares, 6.0 million Actavis plc non-qualified stock options and 1.1 million of Actavis plc share units. The assets acquired and the results of operations of Forest will be included in Actavis plc’s financial statements from the date of acquisition, July 1, 2014.

Forest was a leading, fully integrated, specialty pharmaceutical company largely focused on the United States market. Forest marketed a portfolio of branded drug products and developed new medicines to treat patients suffering from diseases principally in the following therapeutic areas: central nervous system, cardiovascular, gastrointestinal, respiratory, anti-infective, and cystic fibrosis.

As a result of the transaction, we incurred transaction and integration costs of $39.8 million, including severance-related charges of $14.8 million, financing-related charges of $5.8 million and other costs associated with the acquisition of $19.2 million in the three months ended June 30, 2014. For the six months ended June 30, 2014, we incurred transaction and integration costs of $53.9 million, including severance-related charges of $14.8 million, financing-related charges of $8.7 million and other costs associated with the acquisition of $30.4 million. We also incurred $13.5 million and $23.0 million of other expenses relating to the bridge loan commitments as a result of the transaction in the three and six months ended June 30, 2014, respectively.

In order to complete the acquisition, we divested two Legacy Warner Chilcott products to Impax; Lamotrigine ODT and Ursodiol Tablets for cash consideration. In exchange for the products, the Company received $8.0 million on July 1, 2014. In addition, the Company and Impax entered into a supply agreement whereby we will supply product to Impax. Revenues recognized from the divested products were deminimis in the three and six months ended June 30, 2014 and 2013. In addition, on July 1, 2014, the Company divested two acquired Forest products for a combined consideration of $13.5 million. The product revenues were not included in the results of operations of Warner Chilcott Limited.

May 2014 Acquisition

On May 20, 2014, we entered into an agreement to license the product rights for an injectable (the “May 2014 Acquisition”) in certain European territories for an upfront and milestone payments of € 5.7 million, or approximately $7.8 million. Under acquisition accounting, the full consideration includes the fair value contingent consideration of € 12.5 million, or approximately $17.1 million, for a total consideration equal to approximately € 18.2 million, or approximately $24.9 million. We are accounting for the acquisition as a business combination requiring that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. As a result of this transaction, we recognized intangible assets of € 18.2 million, or $24.9 million, in the six months ended June 30, 2014. We also entered into a supply agreement, under which we will receive product for a period of five years from the launch of the product with potential renewals thereafter.

Akorn

On April 17, 2014, we entered into agreements with Akorn, Inc. (“Akorn”) and Hi-Tech Pharmacal Co. Inc. to purchase four currently marketed products and one product under development for cash consideration of $16.8 million. The agreements include three products marketed under ANDA: Ciprofloxacin Hydrochloride Ophthalmic Solution, Levofloxacin Ophthalmic Solution and Lidocaine Hydrochloride Jelly, and one product marketed under a NDA: Lidocaine/Prilocaine Topical Cream. The Company treated the purchase of the specific products as an acquisition of a business requiring that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Included in the purchase price allocation was the fair value of inventory that the Company purchased of $0.7 million and $16.1 million for intangible assets. The Company also entered into a supply agreement with Akorn, under which Akorn will supply product for a period of either of two years or until an alternative supplier is found.

Silom Medical Company

On April 1, 2014, we acquired the Silom Medical Company (“Silom”), a privately held generic pharmaceutical company focused on developing and marketing therapies in Thailand, for consideration of approximately $103.0 million in cash (the “Silom Acquisition”). The Silom Acquisition immediately elevates us into a top-five position in the Thai generic pharmaceutical market, with leading positions in the ophthalmic and respiratory therapeutic categories and a strong cardiovascular franchise.

Lincolnton Manufacturing Facility

During the six months ended June 30, 2014, we sold assets in our Lincolnton manufacturing facility. As of March 31, 2014, these assets were held for sale resulting in an impairment charge of $5.7 million in the three months ended March 31, 2014. During the three months ended June 30, 2014, we sold the manufacturing facility to G&W NC Laboratories, LLC (“G&W”) for $21.5 million. In addition, the Company and G&W entered into a supply agreement, whereby G&W will supply the Company product during a specified transition period. We allocated the fair value of the consideration to the business sold of $25.8 million and the supply agreement, which resulted in a prepaid asset to be amortized into cost of sales over the transition period of $4.3 million. As a result of the final sales terms, we recorded a gain on business sold of $6.6 million and $0.9 million during the three and six months ended June 30, 2014, respectively.

Corona Facility

During the quarter ended June 30, 2014, we held for sale assets in our Corona, California manufacturing facility. As a result, the Company recognized an impairment charge of $18.6 million in the quarter ended June 30, 2014, including a write-off of property, plant and equipment, net, due to the integration of Legacy Warner Chilcott of $5.8 million.

Valeant

During the second quarter of 2014, the Company and Valeant Pharmaceuticals International, Inc. (“Valeant”) terminated our existing co-promotion agreements relating to Zovirax and Cordan® Tape. Prior to this termination, we co-promoted Zovirax® cream (acyclovir 5%) to obstetricians and gynecologists in the U.S. and Valeant co-promoted Actavis Pharma’s Cordran® Tape (flurandrenolide) product in the U.S. Under terms of the agreement related to the co-promotion of Zovirax® cream, we utilized our existing Actavis Pharma sales and marketing structure to promote the product and received a co-promotion fee from sales generated by prescriptions written by our defined targeted physician group. The fees we earned under the Zovirax cream co-promotion arrangement were recognized in other revenues in the period in which the revenues are earned. Under the terms of the Cordran® Tape co-promotion agreement, Valeant utilized its existing Dermatology sales and marketing structure to promote the product, and received a co-promotion fee on sales. The fees we paid under the Cordran Tape arrangement were recognized in the period incurred as an operating expense.

Metronidazole 1.3% Vaginal Gel

On May 1, 2013, we entered into an agreement to acquire the worldwide rights to Valeant’s metronidazole 1.3% vaginal gel antibiotic development product, a topical antibiotic for the treatment of bacterial vaginosis, which is being accounted for as a business combination. Under the terms of the agreement, we acquired the product upon FDA approval on March 25, 2014 for acquisition accounting consideration of approximately $62.3 million, which includes the fair value contingent consideration of $50.3 million and upfront and milestone payments of $12.0 million, of which $9.0 million was incurred in the six months ended June 30, 2014. As a result of this transaction we recognized intangible assets and goodwill of $61.8 million and $0.5 million, respectively in the six months ended June 30, 2014.

Columbia Laboratories Inc.

During the six months ended June 30, 2014, we sold our minority interest in Columbia Laboratories Inc. for $8.5 million. As a result, we recorded a gain on the sale of the investment of $4.3 million in the six months ended June 30, 2014. Our former investment in Columbia Laboratories, Inc. was accounted for as an equity method investment.

2013 Significant Business Developments

During 2013, we completed and / or initiated the following transactions that impacted our results of operations and will continue to have an impact on our future operations.

Actavis (Foshan) Pharmaceuticals Co., Ltd. Assets Held for Sale

During the year ended December 31, 2013, we held our Chinese subsidiary, Actavis (Foshan) Pharmaceuticals Co., Ltd. (“Foshan”), for sale, which resulted in an impairment charge of $8.4 million in the fourth quarter of 2013. On January 24, 2014, we completed an agreement with Zhejiang Chiral Medicine Chemicals Co., Ltd to acquire our interest in Foshan (the “Foshan Sale”). The Company intends to continue further commercial operations in China in collaboration with our preferred business partners.

Western European Assets Held for Sale

During the year ended December 31, 2013, we held for sale our commercial infrastructure in France, Italy, Spain, Portugal, Belgium, Germany and the Netherlands, including products, marketing authorizations and dossier license rights. We believe that the divestiture allows us to focus on faster growth markets including Central and Eastern Europe, and other emerging markets which we believe will enhance our long-term strategic objectives. On January 17, 2014, we announced our intention to enter into an agreement with Aurobindo Pharma Limited (“Aurobindo”) to sell these businesses. On April 1, 2014, we completed the sale of the assets in Western Europe.

In connection with the sale of our Western European assets, we entered into a supply agreement whereby the Company will supply product to Aurobindo over a period of five years. In the second quarter of 2014, we allocated the fair value of the consideration for the sale of the Western European assets of $65.0 million to each element of the agreement, including the supply of product.

As a result of the transactions, we recognized income / (loss) on the net assets held for sale of $3.4 million and $(34.3) million in the six months ended June 30, 2014 and the year ended December 31, 2013, respectively. In addition, the Company recognized a loss on the disposal of the assets in the three and six months ended June 30, 2014 of $20.9 million and deferred revenue of $10.1 million to be recognized over the course of the supply agreement.

Amendment to Sanofi Collaboration Agreement

On October 28, 2013, Warner Chilcott Company, LLC (“WCCL”), one of our indirect wholly-owned subsidiaries, and Sanofi-Aventis U.S. LLC (“Sanofi”) entered into an amendment (the “Sanofi Amendment”) to the global collaboration agreement as amended (the “Collaboration Agreement”) to which WCCL and Sanofi are parties. WCCL and Sanofi co-develop and market Actonel® and Atelvia® (risedronate sodium) on a global basis, excluding Japan.

Pursuant to the Sanofi Amendment, the parties amended the Collaboration Agreement with respect to Actonel® and Atelvia® in the U.S. and Puerto Rico (the “Exclusive Territory”) to provide that, in exchange for the payment of a lump sum of $125.0 million by WCCL to Sanofi in the year ended December 31, 2013, WCCL’s obligations with respect to the global reimbursement payment, which represented a percentage of Actavis’ net sales as defined, as it relates to the Exclusive Territory for the year ended December 31, 2014, shall be satisfied in full. The Sanofi Amendment did not and does not apply to or affect the parties’ respective rights and obligations under the Collaboration Agreement with respect to (i) the year ended December 31, 2013 or (ii) territories outside the Exclusive Territory. The $125.0 million was recorded as an intangible asset during the year ended December 31, 2013, which will be amortized over the course of the year ending December 31, 2014 using the economic benefit model.

Acquisition of Legacy Warner Chilcott

On October 1, 2013, Warner Chilcott Limited and its direct parent, Warner Chilcott plc, were acquired by Actavis plc as part of the Warner Chilcott Acquisition in a stock for stock transaction for a value, including the assumption of debt, of $9.2 billion. Legacy Warner Chilcott as a stand-alone entity was a leading specialty pharmaceutical company focused on the women’s healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. The Warner Chilcott Acquisition expands our presence in specialty brands. Warner Chilcott Limited’s financial results included in this prospectus do not include the financial results of Legacy Warner Chilcott as a stand-alone entity for any of the periods or at any of the dates presented prior to October 1, 2013. As a result of the transaction, Warner Chilcott Limited became an indirect wholly-owned subsidiary of Actavis plc. For additional information, refer to “NOTE 4—Acquisitions and Other Agreements” in the accompanying “Notes to Consolidated Financial Statements (audited)” and “Notes to Consolidated Financial Statements (unaudited)” in this prospectus.

In order to obtain regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“Hart-Scott-Rodino”), in connection with the Warner Chilcott Acquisition, we were required to divest certain assets. On October 1, 2013, four generic pharmaceutical products were sold to Amneal Pharmaceuticals for consideration of $10.0 million, subject to certain refunds of purchase price provisions, which resulted in a deminimis impact to the consolidated statement of operations. The divested products consisted of both commercial and development stage products in both oral contraception and osteoporosis treatment. Net sales of divested products included in our results of operations were $2.5 million, $4.6 million and $0.7 million in the years ended December 31, 2013, 2012 and 2011, respectively.

On October 1, 2013 in connection with the Warner Chilcott Acquisition, Actavis plc, Bank of America, N.A. (“BofA”), as Administrative Agent and a syndicate of banks participating as lenders became parties to the Warner Chilcott Term Loan Credit and Guaranty Agreement (the “WC Term Loan Agreement”), pursuant to which the lenders party to the agreement provide loans to Warner Chilcott Corporation, a Delaware corporation (the “US Borrower”), WC Luxco S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand-Duchy of Luxembourg (the “Luxembourg Borrower”), and WCCL, a limited liability company organized under the laws of the Commonwealth of Puerto Rico (the “Puerto Rico Borrower” and, together with the US Borrower and the Luxembourg Borrower, the “WC Borrowers”) in an aggregate amount of $2.0 billion, comprised of (i) a $1.0 billion tranche that will mature on October 1, 2016 (the “Three Year Tranche”) and (ii) a $1.0 billion tranche that will mature on October 1, 2018 (the “Five Year Tranche”). The proceeds of borrowings under the WC Term Loan Agreement, together with $41.0 million of cash on hand, were used to finance the repayment in full of all amounts outstanding under Legacy Warner Chilcott’s then-existing Credit Agreement, dated as of March 17, 2011, as amended by Amendment No. 1 on August 20, 2012, among the WC Borrowers, BofA, as administrative agent and a syndicate of banks participating as lenders.

Palau Pharma S.A. Agreement

On August 1, 2013, we entered into a purchase agreement with Palau to acquire worldwide product rights to develop and commercialize albaconazole for the treatment of candidiasis. We simultaneously entered into a manufacturing and supply agreement with Palau for the supply of clinical and commercial quantities of the products. In connection with the execution of the agreements, we paid an upfront non-refundable payment of €10.0 million, or $13.4 million to Palau, which was recorded as R&D expense in the year ended December 31, 2013. The agreement also provides for certain future milestone payments up to €18.0 million in the aggregate, upon the successful completion of Phase III trials of the products and regulatory approvals.

Acquisition of Medicines360

On June 11, 2013, we entered into an exclusive license agreement with Medicines360 to market, sell and distribute LNG20 in the U.S. and in Canada for a payment of approximately $52.3 million. According to the terms of the agreement, we are also required to pay Medicines360 certain regulatory and sales based milestone payments totaling up to $125.0 million plus royalties. Medicines360 retained the rights to market the product in the U.S. public sector, including family planning clinics that provide services to low-income women. LNG20, originally developed by Uteron Pharma S.P.R.L. in Belgium (now a subsidiary of the Company), is designed to deliver 20 mcg of levonorgestrel per day for the indication of long-term contraception, and is currently in Phase III clinical trials in the United States. Pending FDA approval, the LNG20 product could be launched in the U.S. as early as 2014. The transaction has been accounted for using the acquisition method of accounting. In connection with the acquisition, the Company recorded $191.7 million in IPR&D, $6.7 million in prepaid R&D and contingent consideration of $146.1 million.

Endo Pharmaceuticals Inc.

We entered into an agreement with Endo Pharmaceuticals Inc. (“Endo”) and Teikoku Seiyaku Co., Ltd to settle all outstanding patent litigation related to our generic version of Lidoderm®. Per the terms of the agreement, on September 15, 2013, we launched our generic version of Lidoderm® (lidocaine topical patch 5%) to customers in the U.S. more than two years before the product’s patents expire. Lidoderm® is a local anesthetic indicated to relieve post-shingles pain. Additionally, under the terms of the agreement, we received and distributed branded Lidoderm® prior to the launch of the generic version of Lidoderm®.

Acquisition of Uteron Pharma, S.A

On January 23, 2013, we completed the acquisition of Belgium-based Uteron Pharma SA. The acquisition was consummated for a cash payment of $142.0 million, plus the assumption of debt and other liabilities of $7.7 million and up to $155.0 million in potential future milestone payments, of which $43.4 million was recognized on the date of acquisition (the “Uteron Acquisition”). The Uteron Acquisition expanded our pipeline of Women’s Health products, including two potential near term commercial opportunities in contraception and infertility, and one oral contraceptive project. Several additional products in earlier stages of development were also included in the Uteron Acquisition.

2012 Significant Business Developments

During 2012, we completed the following transactions that impacted our results of operations and will continue to have an impact on our future operations.

Acquisition of Actavis Group

On October 31, 2012, we completed the Actavis Group Acquisition. The Actavis Group was a privately held generic pharmaceutical company specializing in the development, manufacture and sale of generic pharmaceuticals. With the acquisition of the Actavis Group, the Company became the third largest global generics pharmaceutical company with operations in more than 60 countries. The acquisition expanded the Company’s core leadership position in modified release, solid oral dosage and transdermal products into semi-solids, liquids and injectables. The result is a broader and more diversified global product portfolio, and an expanded development pipeline.

To finance the purchase of the Actavis Group, we incurred $5.7 billion of indebtedness, including proceeds from (i) the October 2, 2012 issuance of $3.9 billion in senior debt (the “2012 Senior Notes”). This debt was issued in three tranches as follows:

•	$1,200.0 million aggregate principal amount of 1.875% senior notes due October 1, 2017,

•	$1,700.0 million aggregate principal amount of 3.250% senior notes due October 1, 2022, and

•	$1,000.0 million aggregate principal amount of 4.625% senior notes due October 1, 2042

In addition, on October 31, 2012, the Company borrowed $1.8 billion under a senior unsecured Term loan credit agreement (the “Term Loan Credit Agreement”). Refer to “Liquidity and Capital Resources” in this prospectus. As a result of the transaction, we continue to incur greater interest expense than we incurred in prior periods and are required to dedicate cash flow to servicing our debt.

Sale of Equity Interest in Moksha8 Pharmaceuticals, Inc.

On October 22, 2012, we completed the sale of Moksha8 Pharmaceuticals, Inc. (“Moksha8”) (the “Moksha8 Sale”). Simultaneously, we expanded our ongoing sales and marketing collaboration with Moksha8 by granting a license to Moksha8 for five new branded generic products to be developed for the Brazilian and Mexican markets in exchange for defined milestones and sales royalties. We retained generic marketing rights in each market for all products licensed to Moksha8. As a result of the sale, we recorded a gain of $28.8 million in other income (expense) in the year ended December 31, 2012. During the year ended December 31, 2013, we terminated the agreement with Moksha8 resulting in a loss of $4.0 million.

Acquisition of Ascent Pharmahealth Limited

On January 24, 2012, we completed the acquisition of Ascent, the Australian and Southeast Asian generic pharmaceutical business of Strides Arcolab Ltd, for AU$376.6 million in cash, or approximately $392.6 million, including working capital adjustments. The transaction was funded using cash-on-hand and borrowings from our revolving credit facility. As a result of the acquisition, we enhanced our commercial presence in Australia and we gained selling and marketing capability in Southeast Asia through Ascent’s line of branded-generic and OTC products. For additional information regarding the Ascent acquisition, refer to “NOTE 4—Acquisitions and Other Agreements” in the accompanying “Notes to Consolidated Financial Statements (audited)” in this prospectus.

Product Divestitures

In order to obtain regulatory clearance under Hart-Scott-Rodino, in connection with the Actavis Group Acquisition, we were required to divest certain assets. On October 31, 2012, a total of 22 generic pharmaceutical products owned by either Actavis Group or Watson were sold to Par Pharmaceuticals Companies, Inc. and Sandoz, Inc., which resulted in a gain of $24.0 million in the year ended December 31, 2012. The divested products consisted of both commercial and development stage products in a number of therapeutic categories where the two companies owned overlapping products. Watson’s net sales of divested products were $18.5 million and $7.3 million for the years ended December 31, 2012 and 2011, respectively. Actavis Group’s net sales of divested products were $60.8 million and $90.2 million for the years ended December 31, 2012 and 2011, respectively. The sale of the Actavis Group divested products did not have an impact on our net revenues as these amounts were not included in the results of operations of the Company for the respective periods. For the years ended December 31, 2012 and 2011, no one product accounted for more than one percent of our consolidated net revenues.

Rugby OTC Business

On October 29, 2012, we completed the sale of our Rugby Group, Inc. (“Rugby”) OTC pharmaceutical products and trademarks to The Harvard Drug Group, L.L.C. (“Harvard”) (the “Rugby Sale”). Under the terms of the agreement, Harvard acquired the Rugby trademark and all rights to market, sell and distribute OTC products and nicotine gum products sold under the trademark. We retained all rights to manufacture, sell and distribute all store-branded OTC and nicotine gum products, as well as other non-Rugby OTC products in our portfolio. We retained ownership of our nicotine gum ANDAs, as well as nicotine gum manufacturing facilities. Also, as part of the transaction, we entered into a supply and license agreement with Harvard under which we manufacture and supply nicotine gum products sold under the Rugby and Major labels. Major is Harvard’s existing private label brand. In connection with the sale of the Rugby assets, we recorded a gain of $88.7 million in other income (expense) in the year ended December 31, 2012.

Other Agreements

Our two most significant products in 2012 were the authorized generic version of Concerta® (methylphenidate ER) and Lipitor® (atorvastatin), which on a combined basis comprised 9% and 25% of the Pharma revenues in the years ended December 31, 2013 and 2012, respectively. These products were sold pursuant to exclusive marketing arrangements.

In November 2010, we entered into an exclusive agreement with OMJPI to market the authorized generic version of Concerta® (methylphenidate ER). Under the terms of the agreement, the product is supplied by OMJPI. We launched our authorized generic of Concerta® on May 1, 2011. Under the terms of our agreement with OMJPI, we agreed to pay a royalty to OMJPI based on the gross profit of product revenues as defined in the agreements. During 2012, the royalty payable to OMJPI ranged from 50% to 55% of sales. Our royalty payable on sales of methylphenidate ER declined to 30% in 2013 when a third party competitor launched a competing bioequivalent product. The change in royalty was a one-time event and was applied on a strength-by-strength basis following the launch of the first third party generic competitor. This royalty includes the cost of the product supplied by OMJPI. The agreement with OMJPI expires on December 31, 2014 and is subject to normal and customary early termination provisions. The agreement with OMJPI has been accounted for as a distribution arrangement. Accordingly, we recorded the net sales of the authorized generic product in the period earned and reflected the cost of product sold and the royalty payments to OMJPI in costs of goods sold in the period incurred.

During 2011 and 2012, Atorvastatin was sold pursuant to an exclusive agreement with Pfizer, Inc. (“Pfizer”). We launched our authorized generic of Lipitor® on November 30, 2011. Due to the significant decline in the market for this product, we agreed to terminate this agreement effective January 1, 2013. In exchange, we are entitled to receive a royalty on future sales of the product by Pfizer through 2015.

On July 13, 2012, we entered into a global license agreement with Synthon, obtaining an exclusive license to its trastuzumab molecule, which is being developed as a biosimilar to Herceptin®. We subsequently contributed the product to our biosimilar collaboration agreement with Amgen mentioned below. Under the terms of the Synthon agreement, we, along with Amgen, assumed all responsibility for worldwide development and commercialization of biosimilar trastuzumab, including Phase III clinical trials and global manufacturing. The agreement entitled Synthon to an initial payment and the opportunity to receive a milestone payment and royalties on net sales. Synthon also received compensation for transitional support activities provided under the agreement.

2011 Significant Business Developments

During 2011, we completed the following transactions that impacted our results of operations and will continue to have an impact on our future operations.

Biosimilars Collaboration with Amgen Inc.

On December 19, 2011, we entered into the Amgen Collaboration Agreement. Under the terms of the agreement, Amgen assumed primary responsibility for developing, manufacturing and initially commercializing the oncology antibody products. We agreed to contribute up to $400.0 million in co-development costs over the course of development (maximum amount of $282.2 million as of June 30, 2014), including the provision of development support, and to share product development risks. In addition, we agreed to contribute our significant expertise in the commercialization and marketing of products in highly competitive specialty and generic markets, including helping effectively manage the lifecycle of the biosimilar products. The collaboration products are expected to be sold under a joint Amgen/Actavis label. We will initially receive royalties and sales milestones from product revenues. The collaboration does not pursue biosimilars of Amgen’s proprietary products.

Acquisition of Specifar Commercial Industrial Pharmaceutical, Chemical and Construction Exploitations Societe Anonyme (ABEE)

On May 25, 2011, we acquired all of the outstanding equity of Paomar PLC (“Paomar”) for cash totaling €400.0 million, or approximately $561.7 million at closing, subject to a net of working capital adjustment of €1.5 million, or approximately $2.2 million, and certain contingent consideration (the “Specifar Acquisition”). Paomar was a company incorporated under the laws of Cyprus and owner of 100 percent of the shares of Specifar Commercial Industrial Pharmaceutical, Chemical and Construction Exploitations Societe Anonyme (“Specifar”), a company organized under the laws of Greece. Specifar developed, manufactured and marketed generic pharmaceuticals. Specifar also out-licensed generic pharmaceutical products, primarily in Europe. Specifar had a commercial presence in the Greek branded generics pharmaceuticals market and owned 100 percent of the shares of Alet Pharmaceuticals Industrial and Commercial Societe Anonyme, a company that markets branded-generic pharmaceutical products in the Greek market. For additional information on the Specifar acquisition, refer to “NOTE 4—Acquisitions and Other Agreements” in the accompanying “Notes to Consolidated Financial Statements (audited)” in this prospectus.

Operating results

Segments

We reported our business in two operating segments: Actavis Pharma and Anda Distribution. The Actavis Pharma segment includes patent-protected products and certain trademarked off-patent products that Actavis sells and markets as brand pharmaceutical products and off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by Actavis, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. The Anda Distribution segment operating results exclude sales of products developed, acquired, or licensed by the Actavis Pharma segment.

We evaluate segment performance based on segment contribution. Segment contribution for Actavis Pharma and Anda Distribution represents segment net revenues less cost of sales (excluding amortization and impairment of acquired intangibles including product rights), selling and marketing expenses and general and administrative expenses. The Company does not report total assets, capital expenditures, R&D, amortization, goodwill impairments and asset sales, impairments and contingent consideration adjustment, net by segment as not all such information has been accounted for at the segment level, nor has such information been used by all segments. R&D related to our Actavis Pharma segment was $329.5 million in the six months ended June 30, 2014. Within R&D, $238.2 million was generic development, $42.6 million was invested in brand development and $48.7 million was invested in biosimilar development during the six months ended June 30, 2014. With the acquisition of Forest, the Company will evaluate all current R&D projects in development, including those with IPR&D assets. Some current projects being worked on may be placed on hold or terminated based upon Company priorities.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Results of operations, including segment net revenues, segment operating expenses and segment contribution information for our Actavis Pharma and Anda Distribution segments consisted of the following ($ in millions):

	Six Months Ended June 30,
	2014			2013
	Actavis Pharma	Anda Distribution	Total	Actavis Pharma	Anda Distribution	Total
Product sales	$4,405.7	$817.2	$5,222.9	$3,292.7	$506.8	$3,799.5
Other revenue	99.4	—	99.4	85.8	—	85.8

Net revenues	4,505.1	817.2	5,322.3	3,378.5	506.8	3,885.3
Operating expenses:
Cost of sales(1)	1,883.8	705.7	2,589.5	1,703.6	433.3	2,136.9
Selling and marketing	520.4	54.2	574.6	420.2	42.6	462.8
General and administrative	522.4	16.6	539.0	396.3	15.3	411.6

Contribution	$1,578.5	$40.7	$1,619.2	$858.4	$15.6	$874.0

Contribution margin	35.0%	5.0%	30.4%	25.4%	3.1%	22.5%
Research and development			329.5			268.4
Amortization			847.1			308.0
Goodwill impairment			—			647.5
Asset sales, impairments and contingent consideration adjustment, net			21.7			155.8

Operating income			$420.9			$(505.7)

Operating margin			7.9%			(13.0)%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Actavis Pharma Segment

The following table presents net contribution for the Actavis Pharma segment for the six months ended June 30, 2014 and 2013 ($ in millions):

	Six Months Ended June 30,		Change
	2014	2013	Dollars	%
Product sales	$4,405.7	$3,292.7	$1,113.0	33.8%
Other revenue	99.4	85.8	13.6	15.9%
Net revenues	4,505.1	3,378.5	1,126.6	33.3%
Operating expenses:
Cost of sales(1)	1,883.8	1,703.6	180.2	10.6%
Selling and marketing	520.4	420.2	100.2	23.8%
General and administrative	522.4	396.3	126.1	31.8%

Segment contribution	$1,518.5	$858.4	$720.1	83.9%

Segment margin	35.0%	25.4%		9.6%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Net Revenues

The following table presents net revenues for the reporting units in the Actavis Pharma segment for the six months ended June 30, 2014 and 2013 ($ in millions):

	Six Months Ended June 30,		Change
	2014	2013	Dollars	%
North American Brands:
Women’s Health
Lo Loestrin® Fe	$130.4	$—	$130.4	100.0%
Minastrin® 24 Fe	104.4	—	104.4	100.0%
Estrace® Cream	111.2	—	111.2	100.0%

Other Women’s Health	97.4	41.3	56.1	135.8%
Total Women’s Health	443.4	41.3	402.1	973.6%
Urology / Gastroenterology
Rapaflo®	56.5	43.8	12.7	29.0%
Delzicol® / Asacol® HD	277.2	—	277.2	100.0%
Other Urology / Gastroenterology	106.0	68.7	37.3	54.3%

Total Urology / Gastroenterology	439.7	112.5	327.2	290.8%
Dermatology / Established Brands
Doryx®	29.4	—	29.4	100.0%
Actonel®	115.3	—	115.3	100.0%
Other Dermatology / Established Brands	153.4	120.6	32.8	27.2%

Total Dermatology / Established Brands	298.1	120.6	177.5	147.2%
Total North American Brands	1,181.2	274.4	906.8	330.5%
North American Generics	2,055.6	1,906.5	149.1	7.8%
International	1,268.3	1,197.6	70.7	5.9%

Net Revenues	$4,505.1	$3,378.5	$1,126.6	33.3%

North American Brand revenues are classified based on the current mix of promoted products within Women’s Health, Urology / Gastroenterology and Dermatology / Established Brands. Movement of products between categories may occur from time to time based on changes in promotional activities.

Net revenues in our Actavis Pharma segment include product sales and other revenue derived from generic, branded generic, branded and OTC products. Our Actavis Pharma segment product line includes a variety of products and dosage forms. Indications for this line include, but are not limited to, pregnancy prevention, ulcerative colitis, acne, pain management, depression, hypertension, attention-deficit/hyperactivity disorder and smoking cessation. Dosage forms include oral solids, semi-solids, liquids, gels, transdermals, injectables, inhalation and oral transmucosals. In October 2013, as a result of the Warner Chilcott Acquisition, we began promoting a number of products, including, but not limited to, Asacol® HD, Delzicol®, Doryx®, Estrace® Cream, Lo Loestrin® Fe and Minastrin® 24 Fe. Beginning on July 1, 2014, as a result of the Forest Acquisition, the Company also began promoting North American brands, including, but not limited to, Bystolic®, Daliresp®, Linzess®, Namenda®, Namenda XR®, Savella® and Vibryd®. The results of these products, and other products acquired in the Forest Acquisition will be included in the three months ending September 30, 2014.

The increase in the Actavis Pharma net revenues is primarily due to the Warner Chilcott Acquisition, which contributed six months of sales in 2014 compared to no sales in the prior period ($974.5 million worldwide), including $877.3 million in North American Brands. The increase in North American Generics revenues was primarily the result of period-over-period increases in Lidocaine topical patch 5% (generic of Lidoderm®) of $251.3 million due to the timing of the launch in 2013 and Duloxetine HCI (generic of

Cymbalta®), which was not sold in the first six months of 2013, of $110.1 million, offset in part by declines in Methlyphenidate ER (generic of Concerta®) of $196.3 million due primarily to decreased volume. Other movements within this category are due to product mix.

Other revenues consist primarily of royalties, milestone receipts, commission income and revenue from licensing arrangements, co-promotion revenue and the recognition of deferred revenue relating to our obligation to manufacture and supply brand products to third parties. Other revenues also include revenue recognized from R&D and licensing agreements.

Cost of Sales

Cost of sales includes production and packaging costs for the products we manufacture, third party acquisition costs for products manufactured by others, profit-sharing or royalty payments for products sold pursuant to licensing agreements, inventory reserve charges and excess capacity utilization charges, where applicable. Cost of sales does not include amortization or impairment costs for acquired product rights or other acquired intangibles.

The increase in cost of sales was due to higher product sales as a result of the Warner Chilcott Acquisition ($306.7 million), including the impact of selling through a portion of the inventory associated with the fair value step-up of the October 1, 2013 Legacy Warner Chilcott inventory acquired ($209.5 million). Included in the six months ended June 30, 2013 was $93.5 million relating to the impact of selling through a portion of the inventory associated with the fair value step-up on inventory related to the Actavis Group Acquisition.

Selling and Marketing Expenses

Selling and marketing expenses consist mainly of personnel-related costs, product promotion costs, distribution costs, professional service costs, insurance, depreciation and travel costs.

The increase in selling and marketing expenses was primarily due to higher selling and marketing costs associated with the Warner Chilcott Acquisition ($115.8 million), offset, in part, by decreased spending as a result of restructuring activities related to the Actavis Group during the year ended December 31, 2013.

General and Administrative Expenses

General and administrative expenses consist mainly of personnel-related costs, facilities costs, transaction costs, insurance, depreciation, litigation and settlement costs and professional services costs which are general in nature.

The increase in general and administrative expenses was due in part to increased operating costs related to the expansion of the Company’s size, including costs incurred by Legacy Warner Chilcott for ongoing operating expenses of $90.1 million. Included in the six months ended June 30, 2014, were costs incurred relating to the Forest Acquisition of $48.6 million. Included in the six months ended June 30, 2013 were $30.8 million of charges incurred due to the settlements of ongoing litigation, as well as $22.6 million of costs incurred for the Warner Chilcott Acquisition and other costs associated with the restructuring of the Actavis Group.

Anda Distribution Segment

The following table presents net contribution for the ANDA Distribution segment for the six months ended June 30, 2014 and 2013 ($ in millions):

	Six Months Ended June 30,		Change
	2014	2013	Dollars	%
Net revenues	$817.2	$506.8	$310.4	61.2%
Operating expenses:
Cost of sales(1)	705.7	433.3	272.4	62.9%
Selling and marketing	54.2	42.6	11.6	27.2%
General and administrative	16.6	15.3	1.3	8.5%

Segment contribution	$40.7	$15.6	$25.1	160.9%

Segment margin	5.0%	3.1%		1.9%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Net Revenues

Our Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by Actavis, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. Sales are principally generated through an in-house telemarketing staff and through internally developed ordering systems. The Anda Distribution segment operating results exclude sales by Anda of products developed, acquired, or licensed by the Actavis Pharma segment.

The increase in revenues was primarily due to an increase in U.S. base product sales due to volume increases ($289.7 million) and an increase in period-over-period third party launches ($20.7 million).

Cost of Sales

Cost of sales includes third party acquisition costs, profit-sharing or royalty payments for products sold pursuant to licensing agreements and inventory reserve charges, where applicable. Cost of sales does not include amortization or impairment costs for other acquired intangibles.

The increase in cost of sales within our Anda Distribution segment was due to higher product sales. Cost of sales as a percentage of revenue increased to 86.4% compared to 85.5% in the prior year period primarily due to product and customer mix.

Selling and Marketing Expenses

Selling and marketing expenses consist mainly of personnel costs, facilities costs, insurance and freight costs which support the Anda Distribution segment sales and marketing functions. Selling and marketing costs exclude fees allocated from the Anda Distribution segment for services they provide on behalf of Actavis Pharma.

The increase in selling and marketing expenses relate to higher freight costs and higher personnel costs.

General and Administrative Expenses

General and administrative expenses consist mainly of personnel-related costs, facilities costs, insurance, depreciation and professional services costs. General and administrative costs within the Actavis Pharma segment exclude fees allocated from the Anda Distribution segment for services they provide on behalf of Actavis Pharma.

General and administrative expenses were in line period-over-period.

Research and Development Expenses

	Six Months Ended June 30,		Change
($ in millions)	2014	2013	Dollars	%
Research and development	$329.5	$268.4	$61.1	22.8%
as % of net revenues	6.2%	6.9%

R&D expenses consist predominantly of personnel-related costs, API costs, contract research, clinical, biostudy and facilities costs associated with product development. The increase in R&D expenses was primarily due to higher costs associated with the Warner Chilcott Acquisition ($38.1 million) and higher legacy spend for both generics ($35.6 million) and branded products ($23.4 million), including biologics of $14.6 million, offset, in part, by $35.4 million of income relating to the reduction of acquisition related contingent consideration liabilities, net of accretion expense, including $24.7 million associated with the write-off of contingent consideration associated with Estelle and Colvir.

Amortization

	Six Months Ended June 30,		Change
($ in millions)	2014	2013	Dollars	%
Amortization	$847.1	$308.0	$539.1	175.0%
as % of net revenues	15.9%	7.9%

Amortization for the six months ended June 30, 2014 increased as compared to the prior year period primarily as a result of amortization of identifiable assets acquired in the Warner Chilcott Acquisition ($567.4 million).

Goodwill Impairments

During the second quarter of 2013, concurrent with the availability of discrete financial information for our then new reporting units, we completed an extensive review of our operating businesses, including exploring options for addressing overall profitability of seven Western European commercial operations consisting of, among other things, restructuring their operations, refocusing their activities on specific sub-markets, as well as potential divestitures of such businesses to other third parties. The potential impact of these conditions was considered in our projections when determining the indicated fair value of our reporting units for the impairment tests that were performed. In the six months ended June 30, 2013, we recorded an impairment charge related to the goodwill in the Actavis Pharma—Europe reporting unit of $647.5 million.

Asset sales, impairments and contingent consideration adjustment, net

	Six Months Ended June 30,		Change
($ in millions)	2014	2013	Dollars	%
Asset sales, impairments and contingent consideration adjustment, net	$21.7	$155.8	$(134.1)	(86.1)%

Asset sales, impairments and contingent consideration adjustment, net for the six months ended June 30, 2014 primarily included the gain on assets related to our Western European assets held for sale of $3.4 million, the expenses related to our Corona manufacturing facility assets held for sale of $12.8 million, and IPR&D impairments related to the Estelle and Colvir assets acquired in the Uteron Acquisition of $15.1 million.

Asset sales, impairments and contingent consideration adjustment, net for the six months ended June 30, 2013 includes a non-cash fair value adjustment for contingent consideration as a result of the decision to award the remaining 1.65 million contingent shares in connection with the Actavis Group Acquisition of $150.3 million, an impairment charge related to a facility in Greece of $19.4 million and an impairment of IPR&D intangibles in connection with the Arrow Group acquisition of $4.4 million, offset, in part, by gains related to the sale of a Russian subsidiary and a manufacturing facility in India totaling $16.2 million, as well as other miscellaneous gains.

Interest Income

	Six Months Ended June 30,		Change
($ in millions)	2014	2013	Dollars	%
Interest income	$2.2	$2.0	$0.2	10.0%

Interest income represents interest earned on cash and cash equivalents held during the respective periods.

Interest Expense

	Six Months Ended June 30,		Change
($ in millions)	2014	2013	Dollars	%
Interest expense—2009 Senior Notes	$12.6	$24.7	$(12.1)	(49.0)%
Interest expense—2012 Senior Notes	65.4	64.3	1.1	1.7%
Interest expense—2014 New Notes	4.6	—	4.6	100.0%
Interest expense—WC Notes	37.6	—	37.6	100.0%
Interest expense—Term Loans	28.3	16.1	12.2	75.8%
Interest expense—Revolving Credit Facility	1.3	1.0	0.3	30.0%
Interest expense—Other	2.1	3.1	(1.0)	(32.3)%

Interest Expense	$151.9	$109.2	$42.7	39.1%

Interest expense increased for the six months ended June 30, 2014 over the prior year primarily due to the indebtedness under the WC Notes (as defined below in the “Senior Notes Indebtedness”) and the WC Term Loan Agreement incurred in connection with the Warner Chilcott Acquisition.

Other Income (expense), net

	Six Months Ended June 30,		Change
($ in millions)	2014	2013	Dollars	%
Gain on sale of investments	$4.3	$—	4.3	100.0%
Bridge loan commitment fee	(23.0)	—	(23.0)	(100.0)%
Disposal of a business	(20.9)	—	(20.9)	(100.0)%
Earnings on equity method investments	1.8	2.0	(0.2)	(10.0)%
Other income	7.0	22.4	(15.4)	(68.8)%

Other income (expense), net	$(30.8)	$24.4	$(55.2)	(226.2)%

Gain on Sale of Investment

During the six months ended June 30, 2014, we sold our minority interest in Columbia Laboratories Inc. for $8.5 million. As a result, we recognized a gain on the sale of $4.3 million.

Bridge Loan Commitment Fee

In connection with the Forest Merger Agreement, we secured a bridge loan commitment of up to $7.0 billion and incurred associated commitment costs of $25.8 million. During the six months ended June 30, 2014, we recorded an expense of $23.0 million associated with these fees.

Disposal of a business

Disposal of a business includes the loss on the disposal of our Western European operations divested in the second quarter of 2014 of $20.9 million.

Other Income

In the six months ended June 30, 2014, we recorded income of $5.0 million, in connection with the agreement entered into on January 24, 2014 with Nitrogen DS Limited, one of the sellers associated with the Actavis Group Acquisition, in which we received payment from Nitrogen DS Limited in exchange for their right to transfer, sell, or assign or otherwise dispose of 50% of the locked up Actavis shares owned.

Other (expense), net for the six months ended June 30, 2013 includes a gain on the purchase of Icelandic krona of $14.8 million.

Provision for Income Taxes

	Six Months Ended June 30,		Change
($ in millions)	2014	2013	Dollars	%
Provision for income taxes	$81.3	$79.6	$1.7	2.1%
Effective tax rate	33.8%	(13.5)%

The Company’s effective tax rate for the six months ended June 30, 2014 was 33.8% compared to (13.5)% for the six months ended June 30, 2013. The effective tax rate for the six months ended June 30, 2014 was impacted by income earned in jurisdictions with tax rates higher than the Bermuda statutory rate, losses in certain jurisdictions for which no tax benefit is provided, and the amortization of the step-up in inventory tax benefited at a lower rate than the Bermuda statutory rate. This was partially offset by the amortization of intangibles tax benefited at a higher rate than the Bermuda statutory rate. Additionally, the tax provision included a benefit of $9.7 million related to certain changes in the Company’s uncertain tax positions. The effective tax rate for the six months ended June 30, 2013 was impacted by certain one-time non-deductible pre-tax expenses including a goodwill impairment charge of $647.5 million and a charge for consideration due to the former Actavis stakeholders of $150.3 million. This was partially offset by non-taxable pre-tax income of $15.0 million related to the Arrow Acquisition.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Results of operations, including segment net revenues, segment operating expenses and segment contribution information for our Pharma and Anda Distribution segments consisted of the following ($ in millions):

	Years Ended December 31,
	2013			2012
	Actavis Pharma	Anda Distribution	Total	Actavis Pharma	Anda Distribution	Total
Product sales	$7,294.9	$1,196.9	$8,491.8	$4,796.8	$986.4	$5,783.2
Other revenue	185.8	—	185.8	131.7	—	131.7

Net revenues	7,480.7	1,196.9	8,677.6	4,928.5	986.4	5,914.9
Operating expenses:
Cost of sales(1)	3,666.2	1024.5	4,690.7	2,547.7	846.6	3,394.3
Selling and marketing	928.1	92.2	1,020.3	472.9	73.6	546.5
General and administrative	970.5	32.6	1,003.1	587.4	37.9	625.3

Contribution	$1,915.9	$47.6	$1,963.5	$1,320.5	$28.3	$1,348.8

Contribution margin	25.6%	4.0%	22.6%	26.8%	2.9%	22.8%
Research and development			616.9			402.5
Amortization			842.7			481.1
Goodwill impairments			647.5			—
Loss on assets held for sale			42.7			—
Loss on asset sales and impairments, net			212.5			149.5

Operating income			$(398.8)			$315.7

Operating margin			(4.6)%			5.3%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Actavis Pharma

	Years Ended December 31,		Change
(in millions)	2013	2012	Dollars	%
Product sales	$7,294.9	$4,796.8	$2,498.1	52.1%
Other revenue	185.8	131.7	54.1	41.1%

Net revenues	7,480.7	4,928.5	2,552.2	51.8%
Operating expenses:
Cost of sales(1)	3,666.2	2,547.7	1,118.5	43.9%
Selling and marketing	928.1	472.9	455.2	96.3%
General and administrative	970.5	587.4	383.1	65.2%

Contribution	$1,915.9	$1,320.5	$595.4	45.1%

Contribution margin	25.6%	26.8%		(1.2)%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Net Revenues

The following table presents net revenues for the reporting units in the Pharma segment for the years ended December 31, 2013 and 2012 ($ in millions):

	Year Ended December 31,		Change
	2013	2012	Dollars	%
North American Brands
Lo Loestrin® Fe	$63.3	$—	$63.3	100.0%
Minastrin® 24 Fe	55.7	—	55.7	100.0%
Estrace® Cream	60.7	—	60.7	100.0%
Other Women’s Health	113.1	61.9	51.2	82.7%

Women’s Health	292.8	61.9	230.9	373.0%
Rapaflo®	96.5	71.1	25.4	35.7%
Delzicol®/Asacol® HD	150.2	—	150.2	100.0%
Other Urology/Gastroenterology	162.1	146.6	15.5	10.6%

Urology/Gastroenterology	408.8	217.7	191.1	87.8%
Doryx®	31.0	—	31.0	100.0%
Actonel ®	63.1	—	63.1	100.0%
Other Dermatology/Established Brands	266.8	198.6	68.2	34.3%

Dermatology/Established Brands	360.9	198.6	162.3	81.7%
Total North American Brands	1,062.5	478.2	584.3	122.2%
North American Generics	3,915.7	3,472.2	443.5	12.8%
International	2,502.5	978.1	1,524.4	155.9%

Net Revenues	$7,480.7	$4,928.5	$2,552.2	51.8%

Period-over-period movements include the impact and timing of acquisitions from the date the assets / businesses were acquired. Most notably:

•	the fiscal year ended December 31, 2013 includes the revenue impact of the Warner Chilcott Acquisition. The revenues recognized from the Legacy Warner Chilcott brands are primarily reflected in the North American Brands reporting unit with a portion of their revenues being recognized in the International reporting unit; and

•	the fiscal years ended December 31, 2013 and 2012, include the revenue impact of the Actavis Group Acquisition. The revenues recognized from the Actavis Group products are primarily reflected in the North American Generics and International reporting units.

The increase in net revenues is primarily due to the full year North American generic and International net sales resulting from the Actavis Group Acquisition of $2,799.5 million in the year ended December 31, 2013 versus $428.3 million in the year ended December 31, 2012 as well as the Warner Chilcott Acquisition, which contributed three months of sales in 2013 compared to no sales in the prior period ($545.4 million).

Also contributing to the increase are higher U.S. unit sales related to new products including lidocaine topical patch 5% ($392.9 million) and mixed amphetamine (Adderall XR® CII) ($145.2 million) and the continued product sales growth from Generess® Fe and Rapaflo® and sales of Kadian® acquired as part of the Actavis Group Acquisition ($73.1 million); offset in part by lower net sales of certain U.S. products including the authorized generic version of Lipitor® (atorvastatin) ($403.6 million, of which $24.3 million is due to price and $379.3 million is due to volume) and declines in other international revenues.

Cost of Sales

The increase in cost of sales was mainly due to the full year manufacturing expenses of products resulting from the Actavis Group Acquisition of $1,508.6 million in the year ended December 31, 2013 versus $284.2 million in the year ended December 31, 2012 and higher product sales as a result of the Warner Chilcott Acquisition ($231.9 million), including the impact of selling through a portion of the fair value step-up of the October 1, 2013 Legacy Warner Chilcott inventory ($173.5 million).

Also contributing to the increase were increased product volume primarily from Generess® Fe, Rapaflo® and Kadian® and contingent consideration fair value adjustments associated with previous business combinations, new product launches including the September 2013 launch of a generic version of Lidoderm® (lidocaine topical patch 5%) ($120.5 million) and mixed ampethamine (Adderall XR® CII) ($36.1 million), offset, in part by a decrease in costs resulting from lower Lipitor® sales ($251.6 million).

Selling and Marketing Expenses

The increase in selling and marketing expenses within our Pharma segment was primarily due to the full year effect of higher selling and marketing expenses incurred resulting from the Actavis Group Acquisition ($427.7 million) compared to only two months in 2012 ($74.0 million) as well as higher selling and marketing costs associated with the Warner Chilcott Acquisition ($81.2 million) including co-promotion costs to Sanofi ($44.6 million).

General and Administrative Expenses

The increase in general and administrative expenses was due in part to the increase resulting from the global costs relating to the Actavis Group Acquisition of $241.9 million, higher legacy domestic costs including increased personnel, legal fees and other costs, costs incurred by Legacy Warner Chilcott for restructuring charges of $124.7 million including stock-based compensation ($45.4 million), costs incurred in order to complete to the Warner Chilcott Acquisition ($28.1 million) and higher stock-based compensation and related employer payroll taxes resulting from the acceleration of directors’ and named executive officers unvested equity-based awards immediately prior to the Warner Chilcott Acquisition ($41.3 million).

Anda Distribution Segment

	Years Ended December 31,		Change
($ in millions)	2013	2012	Dollars	%
Product sales	$1,196.9	$986.4	$210.5	21.3%
Other revenue	—	—	—	—

Net revenues	1,196.9	986.4	210.5	21.3%
Operating expenses:
Cost of sales(1)	1,024.5	846.6	177.9	21.0%
Selling and marketing	92.2	73.6	18.6	25.3%
General and administrative	32.6	37.9	(5.3)	(14.0)%

Contribution	$47.6	$28.3	$19.3	68.2%

Contribution margin	4.0%	2.9%		1.1%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Net Revenues

The increase was primarily due to an increase in U.S. base product sales due to volume increases ($136.6 million) and an increase in third party launches ($73.9 million).

Cost of Sales

The increase in cost of sales within our Anda Distribution segment was due to higher product sales. Cost of sales as a percentage of revenue decreased to 85.6% compared to 85.8% in the prior year period primarily due to product and customer mix.

Selling and Marketing Expenses

The increase in selling and marketing expenses relate to higher freight costs and higher personnel costs.

General and Administrative Expenses

General and administrative expenses were in line period-over period.

Research and Development Expenses

	Years Ended December 31,		Change
($ in millions)	2013	2012	Dollars	%
R&D	$616.9	$402.5	$214.4	53.3%
as % of net revenues	7.1%	6.8%

The increase in R&D expenses was primarily due to the full year effect of higher costs associated with the Actavis Group Acquisition ($228.2 million), compared to only two months in 2012 ($41.8 million) and higher costs associated with the Warner Chilcott Acquisition ($33.1 million).

Amortization

	Years Ended December 31,		Change
($ in millions)	2013	2012	Dollars	%
Amortization	$842.7	$481.1	$361.6	75.2%
as % of net revenues	9.7%	8.1%

Amortization for the year ended December 31, 2013 increased as compared to the prior year period primarily as a result of amortization of identifiable assets acquired in the Warner Chilcott Acquisition ($244.1 million) and the increase due to the Actavis Group and other acquisitions.

Goodwill Impairments

	Years Ended December 31,		Change
($ in millions)	2013	2012	Dollars	%
Goodwill impairments	$647.5	$—	$647.5	100.0%

In the year ended December 31, 2013, we recorded an impairment charge related to the goodwill in the Pharma—Europe reporting unit ($647.5 million). For further details on the goodwill impairment charge, refer to “NOTE 12—Goodwill, Product Rights and Other Intangible Assets” in the accompanying “Notes to Consolidated Financial Statements (audited)” in this prospectus.

Loss on Assets Held for Sale and Loss on Asset Sales, Other Impairments and Contingent Considerations, net

	Years Ended December 31,		Change
($ in millions)	2013	2012	Dollars	%
Loss on assets held for sale	$42.7	$—	$42.7	100.0%
Loss on asset sales, other impairments and contingent considerations, net	$212.5	$149.5	$63.0	42.1%

Loss on assets held for sale relates to the Company’s announced intention in 2013 to sell Pharma’s infrastructure in France, Italy, Spain, Portugal, Belgium, Germany and the Netherlands, including products, marketing authorizations and dossier license rights and the Company’s announced Foshan Sale.

Loss on asset sales, other impairments and contingent considerations, net for the year ended December 31, 2013 included a charge associated with the issuance of an additional 1.65 million shares of Ordinary Shares in connection with the Actavis Group Acquisition ($150.3 million), an impairment charge related to a facility in Greece ($19.4 million), an impairment of fixed assets in Serbia ($24.2 million), an impairment of a product right intangible asset in connection with the Specifar Acquisition ($13.9 million), the impairment of the Gabapentin asset acquired as part of the Actavis Group Acquisition ($10.8 million), a loss on the termination of the agreement with Moksha8 ($4.0 million), an impairment of IPR&D intangibles in connection with the December 2, 2009 acquisition of all the outstanding equity of the Arrow Group in exchange for cash consideration of $1.05 billion, approximately 16.9 million shares of our Restricted Ordinary Shares and 200,000 shares of our Mandatorily Redeemable Preferred Stock and certain contingent consideration (the “Arrow Group Acquisition”) and the impairment of the Curosurf assets ($2.5 million), offset, in part, by gains related to the sale of our Russian subsidiary ($11.7 million), a manufacturing facility in India ($4.5 million), and other miscellaneous gains. The impairment charges recognized were due to various factors impacting future value to be realized by such assets.

Loss on asset sales and impairments for the year ended December 31, 2012 includes a non-cash impairment charge related to product rights and IPR&D intangible assets acquired in connection with the Specifar Acquisition ($117.8 million, of which $101.0 million related to IPR&D and $16.8 million related to product rights), an impairment charge related to a manufacturing facility located in Greece ($40.3 million), an impairment related to the sale of a German subsidiary ($17.6 million) and an impairment related to API manufacturing assets in India ($1.6 million). Partially offsetting these charges was a fair value adjustment of the contingent obligation due to the Specifar selling shareholders based on esomeprazole gross profits ($27.5 million) and net gains on miscellaneous asset sales ($0.3 million). The impairment relating to the intangible assets acquired in connection with the Specifar acquisition was recorded during the fourth quarter of 2012 and related to esomeprazole product rights following the Company’s decision to discontinue selling the product as a result of products acquired in connection with the Actavis Group Acquisition ($16.8 million). In addition, we recorded during the second quarter of 2012 a charge related to three products in development as a result of various factors occurring during the same period mainly related to delays in expected launch dates, competitive factors resulting in realization of lower pricing and incremental costs related to manufacturing efforts. These events led to revised estimates of the fair value of each IPR&D asset compared to the carrying values ($101.0 million). The impairment for the Greece facility was due to a change in the intended use of the facility as a result of the Company’s decision during the third quarter of 2012 to discontinue further construction as a result of the planned acquisition of the Actavis Group.

Interest Income

	Years Ended December 31,		Change
($ in millions)	2013	2012	Dollars	%
Interest income	$4.8	$2.5	$2.3	92.0%

Interest Expense

	Year Ended December 31,		Change
($ in millions)	2013	2012	Dollars	%
Interest expense—2009 Senior Notes	$45.7	$49.3	$(3.6)	(7.3)%
Interest expense—2012 Senior Notes	128.3	32.8	95.5	291.2%
Interest expense—WC Notes	18.8	—	18.8	100.0%
Interest expense—Term Loans	38.4	5.9	32.5	550.8%
Interest expense—Revolving Credit Facility	2.7	4.5	(1.8)	(40.0)%
Interest expense—Mandatorily Redeemable
Preferred Stock accretion	—	16.8	(16.8)	(100.0)%
Interest expense—Foreign exchange currency option premium payable accretion	—	0.5	(0.5)	(100.0)%
Interest expense—Other	5.9	1.8	4.1	227.8%

Interest expense	$239.8	$111.6	$128.2	114.9%

Interest expense increased for the year ended December 31, 2013 over the prior year primarily due to the full year effect of interest expense on the 2012 Senior Notes and the Term Loan Credit Agreement issued in connection with the Actavis Group Acquisition, as well as the interest expense on the approximately $3.3 billion of term loan indebtedness assumed, and subsequently refinanced, and the WC Notes relating to the Warner Chilcott Acquisition.

Other Income (expense)

	Years Ended December 31,		Change
($ in millions)	2013	2012	Dollars	%
Gain on sale of products	$4.3	$88.7	$(84.4)	(95.2)%
Gain on sale of investments	—	28.8	(28.8)	(100.0)%
Gain on sale of divested products	—	24.0	(24.0)	(100.0)%
Gain on sale of business	2.3	—	2.3	100.0%
Loss on extinguishment of debt	(18.5)	—	(18.5)	(100.0)%
Loss on foreign exchange derivative	—	(70.4)	70.4	(100.0)%
Bridge loan expenses	—	(37.1)	37.1	(100.0)%
Earnings (losses) on equity method investments	6.0	1.3	4.7	361.5%
Other income	26.3	3.2	23.1	721.9%

Other income (expense)	$20.4	$38.5	$(18.1)	(47.0)%

Gain on Sale of Products

As a result of the sale of select rights to Taro Pharmaceuticals North America, Inc., we recorded a gain of $4.3 million in other income (expense), in the year ended December 31, 2013. As a result of the Rugby Sale, we recorded a gain of $88.7 million in other income (expense), in the year ended December 31, 2012.

Gain on Sale of Investments

As a result of the sale the Moksha8 Sale, we recorded a gain of $28.8 million in other income (expense) in the year ended December 31, 2012.

Gain on Sale of Divested Products

In order to obtain regulatory clearance under Hart-Scott-Rodino, in connection with the Warner Chilcott Acquisition, we were required to divest certain assets. On October 1, 2013, four generic pharmaceutical products were sold to Amneal Pharmaceuticals for consideration of $10.0 million, subject to certain refunds of purchase price provisions, which resulted in a deminimis impact on net income. The divested products consisted of both commercial and development stage products in both oral contraceptive and osteoporosis treatment. Net sales of divested products were $2.5 million, $4.6 million and $0.7 million for the years ended December 31, 2013, 2012 and 2011, respectively.

In order to obtain regulatory clearance under Hart-Scott-Rodino, in connection with the Actavis Group Acquisition, we were required to divest certain assets. On October 31, 2012, a total of 22 generic pharmaceutical products owned by either Actavis Group or Watson were sold to Par Pharmaceuticals Companies, Inc. and Sandoz, Inc., which resulted in a gain of $24.0 million in the year ended December 31, 2012. The divested products consisted of both commercial and development stage products in a number of therapeutic categories where the two companies owned overlapping products.

Gain on Sale of Business

As a result of the sale of our Changzhou Watson Pharmaceuticals Co., Ltd (“Changzhou”) business to Great Harmony Enterprises Limited, a Hong Kong Company (the “Changzhou Sale”), we recorded a gain of $2.3 million in other income (expense), in the year ended December 31, 2013.

Loss on Extinguishment of Debt

As a result of the extinguishment of our $450.0 million notes, we recorded a loss of $17.1 million in other income (expense), in the year ended December 31, 2013. In addition, the Company incurred a $1.5 million non-cash write-off of deferred loan costs in connection with the optional prepayment of term loan indebtedness.

Loss on Foreign Exchange Derivative

Included in the year ended December 31, 2012 is approximately $70.4 million of realized losses for the derivative instruments entered into to mitigate the exposure resulting from movements of the U.S. dollar against the Euro in connection with the Actavis Group Acquisition.

Bridge Loan Expenses

Included in the year ended December 31, 2012 is approximately $37.1 million for the expenses of the bridge loan entered into to fund the Actavis Group Acquisition.

Other Income

Other income for the year ended December 31, 2013 includes a gain from the release of funds held in an escrow account established in connection with the Arrow Acquisition ($15.0 million), a gain on foreign currency derivative transactions ($14.1 million) and a gain on the sale of securities ($1.1 million), offset in part by the release of an indemnification receivable established in connection with an acquisition ($8.8 million).

Included in other income for the year ended December 31, 2012 is a $3.0 million contract termination settlement received by an equity method investee and a $0.8 million gain related to the revaluation of securities issued by an equity method investee.

Provision for Income Taxes

	Years Ended December 31,		Change
($ in millions)	2013	2012	Dollars	%
Provision for income taxes	$111.8	$146.8	$(35.0)	(23.8)%
Effective tax rate	(18.2)%	59.9%

The effective tax rate for the year ended December 31, 2013 was impacted by certain non-deductible pre-tax expenses including a goodwill impairment charge of $647.5 million, a charge for consideration due to the former Actavis Group stakeholders of $150.3 million and non-deductible executive compensation. In addition, the pre-tax expense for the amortization of Legacy Warner Chilcott’s inventory and intangible step-up resulted in a rate detriment of $152.8 million. These items were partially offset by non-taxable pre-tax income of $15.0 million related to the Arrow Acquisition and $50.2 million primarily related to the carryback of current year capital losses against prior year capital gains. The effective tax rate for the year ended December 31, 2012 was impacted by the non-deductibility of a loss from foreign exchange derivatives partially offset by the reversal of deferred tax liabilities relating to the Ascent Acquisition. The effective tax rate was also impacted by losses in certain non-US jurisdictions for which no tax benefit is provided and the amortization of intangible assets being tax benefited at a lower rate than the U.S. federal tax rate.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Results of operations, including segment net revenues, segment operating expenses and segment contribution information for our Pharma and Anda Distribution segments, consisted of the following ($ in millions):

	Years Ended December 31,
	2012			2011
	Actavis Pharma	Anda Distribution	Total	Actavis Pharma	Anda Distribution	Total
Product sales	$4,796.8	$986.4	$5,783.2	$3,685.1	$776.2	$4,461.3
Other revenue	131.7	—	131.7	123.1	—	123.1

Net revenues	4,928.5	986.4	5,914.9	3,808.2	776.2	4,584.4
Operating expenses:
Cost of sales(1)	2,547.7	846.6	3,394.3	1,913.8	652.7	2,566.5
Selling and marketing	472.9	73.6	546.5	340.8	61.0	401.8
General and administrative	587.4	37.9	625.3	328.0	25.1	353.1

Contribution	$1,320.5	$28.3	$1,348.8	$1,225.6	$37.4	$1,263.0

Contribution margin	26.8%	2.9%	22.8%	32.2%	4.8%	27.5%
Research and development			402.5			306.6
Amortization			481.1			354.3
Loss on asset sales, impairments and contingent consideration adjustment, net			149.5			78.7

Operating income			$315.7			$523.4

Operating margin			5.3%			11.4%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Pharma Segment

	Years Ended December 31,		Change
($ in millions)	2012	2011	Dollars	%
Product sales	$4,796.8	$3,685.1	$1,111.7	30.2%
Other revenue	131.7	123.1	8.6	7.0%

Net revenues	4,928.5	3,808.2	1,120.3	29.4%
Operating expenses:
Cost of sales(1)	2,547.7	1,913.8	633.9	33.1%
Selling and marketing	472.9	340.8	132.1	38.8%
General and administrative	587.4	328.0	259.4	79.1%

Contribution	$1,320.5	$1,225.6	$94.9	7.7%

Contribution margin	26.8%	32.2%		(5.4)%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Net Revenues

The following table presents net revenues for the reporting units in the Pharma segment for the years ended December 31, 2012 and 2011 ($ in millions):

	Year Ended December 31,		Change
	2012	2011	Dollars	%
North American Brands
Women’s Health	$61.9	$32.5	$29.4	90.5%
Rapaflo®	71.1	55.6	15.5	27.9%
Other Urology/Gastroenterology	146.6	153.4	(6.8)	(4.4)%

Urology/Gastroenterology	217.7	209.0	8.7	4.2%
Dermatology/Established Brands	198.6	190.6	8.0	4.2%
Total North American Brands	478.2	432.1	46.1	10.7%
North American Generics	3,472.2	2,945.6	526.6	17.9%
International	978.1	430.5	547.6	127.2%

Net Revenues	$4,928.5	$3,808.2	$1,120.3	29.4%

We completed three acquisitions within the relevant periods that contributed to the year-over-year net revenue increase. During 2012, Actavis Group contributed two months of sales compared to no sales in the prior period ($428.3 million), Specifar contributed twelve months of sales in 2012 compared to seven months in 2011 and Ascent contributed twelve months of sales in 2012 compared to no sales in 2011 ($637.9 million on a combined basis for all three acquisitions). In addition to the acquisitions, the increase in net revenues were due to increased unit sales of authorized generic versions of Concerta® (methylphenidate ER) and Lipitor® (atorvastatin) ($280.2 million), which we launched in May 2011 and November 2011, respectively, increased U.S. unit sales related to new products including enoxaparin, progesterone capsules, levalbuterol, vancomycin hydrochloride, metformin hydrochloride extended-release, morphine sulfate extended-release and trospium choride ($247.2 million), and new brand products including Generess® Fe, sodium ferric gluconate and Kadian®, which was acquired as part of the Actavis Group Acquisition and key promoted products including Rapaflo®, Crinone® and INFeD® ($46.7 million). These increases were partially offset by price and unit sales declines due to competition including metoprolol, potassium XR and fentanyl transdermal system ($116.2 million).

Cost of Sales

The increase in cost of sales was primarily due to product costs on atorvastatin, enoxaparin, metformin hydrochloride extended-release, progesterone capsules ($182.5 million) and increased unit sales as a result of the Actavis Group, Ascent and Specifar acquisitions in October 2012, January 2012 and May 2011, respectively ($406.6 million).

Selling and Marketing Expenses

The increase in selling and marketing expenses within our Pharma segment was primarily due to higher selling and marketing expenses incurred resulting from the Actavis Group, Ascent and Specifar acquisitions ($112.6 million), higher U.S. field force and support costs ($7.3 million), primarily related to increased headcount and higher commercial spending in Canada ($11.2 million), offset, in part, by lower U.S. product promotional spending ($11.9 million).

General and Administrative Expenses

The increase in general and administrative expenses was primarily due to higher acquisition, integration and restructuring costs ($103.1 million), higher costs ($61.1 million) resulting from the Actavis Group, Ascent and Specifar acquisitions in October 2012, January 2012 and May 2011, respectively, higher litigation charges ($82.7 million) and higher legal costs ($16.3 million).

Anda Distribution Segment

	Years Ended December 31,		Change
($ in millions)	2012	2011	Dollars	%
Product sales	$986.4	$776.2	$210.2	27.1%
Other revenue	—	—	—	—

Net revenues	986.4	776.2	210.2	27.1%
Operating expenses:
Cost of sales(1)	846.6	652.7	193.9	29.7%
Selling and marketing	73.6	61.0	12.6	20.7%
General and administrative	37.9	25.1	12.8	51.0%

Contribution	$28.3	$37.4	$(9.1)	(24.3)%

Contribution margin	2.9%	4.8%		(1.9)%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Net Revenues

The increase in net revenues compared to the prior year period was primarily due to an increase in third-party new product launches ($180.4 million) and an increase in U.S. base product sales, which includes volume increases in both generic and branded pharmaceutical product sales, offset, in part, by price declines ($29.7 million).

Cost of Sales

The increase in cost of sales compared to the prior year period was due to higher product sales. Cost of sales as a percentage of revenue increased to 85.8% compared to 84.1% in the prior year period primarily due to an increase of sales to chain customers at lower than average margins.

Selling and Marketing Expenses

The increase in selling and marketing expenses compared to the prior year period was primarily due to higher freight costs ($6.6 million), higher expenses associated with relocating our Groveport, Ohio distribution operations to the Olive Branch, Mississippi facility ($3.1 million) and higher sales related expenses ($2.4 million).

General and Administrative Expenses

General and administrative expenses consist mainly of personnel-related costs, facilities costs, insurance, depreciation, litigation and settlement costs and professional services costs which are general in nature.

Research and Development Expenses

	Years Ended December 31,		Change
($ in millions)	2012	2011	Dollars	%
R&D	$402.5	$306.6	$95.9	31.3%
as % of net revenues	6.8%	6.7%

The increase in R&D expenses was primarily due to higher costs associated with the Actavis Group Acquisition ($41.8 million), an increase in biosimilar product development costs including rFSH and products being developed under our collaboration agreement with Amgen ($59.6 million) and higher contractual in-licensing costs ($13.5 million), offset, in part, by a prior year fair value adjustment of certain contingent obligations relating to the acquisition of our progesterone business from Columbia Labs ($7.7 million), which lowered R&D expense in the prior year and by declines in domestic generic spending.

Amortization

	Years Ended December 31,		Change
($ in millions)	2012	2011	Dollars	%
Amortization	$481.1	$354.3	$126.8	35.8%
as % of net revenues	8.1%	7.7%

Amortization expense for the year ended December 31, 2012 increased as a result of the amortization of atorvastatin and levalbuterol product rights associated with the launch of these products in late 2011 and 2012 ($40.8 million) and amortization of product rights and other intangible assets acquired in the Actavis Group, Specifar and Ascent acquisitions ($85.1 million), offset, in part, by product rights and other intangible assets which were fully amortized subsequent to the prior year period.

Loss on Asset Sales and Impairments, net

	Years Ended December 31,		Change
($ in millions)	2012	2011	Dollars	%
Loss on asset sales and impairments, net	$149.5	$78.7	$70.8	90.0%

Loss on asset sales and impairments for the year ended December 31, 2012 includes a non-cash impairment charge related to product rights and IPR&D intangible assets acquired in connection with the Specifar Acquisition ($117.8 million, of which $101.0 million related to IPR&D and $16.8 million related to product rights), an impairment charge related to a manufacturing facility located in Greece ($40.3 million), an impairment related to the sale of a German subsidiary ($17.6 million) and an impairment related to API manufacturing assets in India ($1.6 million). Partially offsetting these charges was a fair value adjustment of the contingent obligation due to the Specifar selling shareholders based on esomeprazole gross profits ($27.5 million) and net gains on miscellaneous asset sales ($0.3 million). The impairment relating to the intangible assets acquired in connection with the Specifar acquisition was recorded during the fourth quarter of 2012 and related to esomeprazole product rights following the Company decision to discontinue selling the product as a result of products acquired in connection with the Actavis Group Acquisition ($16.8 million). In addition, we recorded during the second quarter of 2012 a charge related to three products in development as a result of various factors occurring during the same period mainly related to delays in expected launch dates, competitive factors resulting in realization of lower pricing and incremental costs related to manufacturing efforts. These events led to revised estimates of the fair value of each IPR&D asset compared to the carrying values ($101.0 million). The impairment for the Greece facility was due to a change in the intended use of the facility as a result of the Company’s decision during the third quarter of 2012 to discontinue further construction as a result of the planned acquisition of the Actavis Group.

Loss on assets sales and impairments for the year ended December 31, 2011 included an impairment charge of IPR&D intangibles assets relating to progesterone gel business acquired from Columbia ($75.8 million), impairment charges of IPR&D intangible assets acquired as part of the December 2, 2009 acquisition of the Arrow Group ($27.0 million), impairment charges related to the sale of our Australia R&D facility and two buildings at our Copiague, New York manufacturing facility ($14.4 million), an other-than-temporary impairment charges related to equity-method investments ($9.4 million) and a loss on the sale of an equity method investment ($2.4 million). These amounts were offset by fair value adjustments of certain contingent obligations relating to the acquisition of our progesterone gel business from Columbia Labs ($49.0 million) and net gains on the sale of certain assets ($1.3 million).

Interest Income

	Years Ended December 31,		Change
($ in millions)	2012	2011	Dollars	%
Interest income	$2.5	$2.1	$0.4	19.0%

Interest Expense

	Year Ended December 31,		Change
($ in millions)	2012	2011	Dollars	%
Interest expense—2009 Senior Notes	$49.3	$49.2	$0.1	0.2%
Interest expense—2012 Senior Notes	32.8	—	32.8	100.0%
Interest expense—Term Loans	5.9	—	5.9	100.0%
Interest expense—Revolving Credit Facility	4.5	0.8	3.7	462.5%
Interest expense—2006 Credit Facility	—	1.1	(1.1)	(100.0)%
Interest expense—Mandatorily Redeemable Preferred Stock accretion	16.8	16.7	0.1	0.6%
Interest expense—Foreign exchange currency option premium payable accretion	0.5	—	0.5	100.0%
Interest expense—Other	1.8	1.2	0.6	50.0%

Interest expense	$111.6	$69.0	$42.6	61.7%

Interest expense increased for the year ended December 31, 2012 over the prior year primarily due to interest expense on the 2012 Senior Notes and the Term Loan Credit Agreement issued in connection with the Actavis Group Acquisition.

Other Income (expense)

	Years Ended December 31,		Change
($ in millions)	2012	2011	Dollars	%
Gain on sale of products	$88.7	$—	$88.7	100.0%
Gain on sale of investments	28.8	0.8	28.0	NM
Gain on sale of divested products	24.0	—	24.0	100.0%
Loss on foreign exchange derivative	(70.4)	—	(70.4)	(100.0)%
Bridge loan expenses	(37.1)	—	(37.1)	(100.0)%
Earnings (losses) on equity method investments	1.3	(4.5)	5.8	NM
Other income	3.2	3.2	—	0%

Other income (expense)	$38.5	$(0.5)	$39.0	NM

Gain on Sale of Products

As a result of the Rugby Sale, we recorded a gain of $88.7 million in other income (expense), in the year ended December 31, 2012.

Gain on Sale of Investments

As a result of the Moksha8 Sale, we recorded a gain of $28.8 million in other income (expense) in the year ended December 31, 2012.

Gain on Sale of Divested Products

In order to obtain regulatory clearance under Hart-Scott-Rodino, in connection with the Actavis Group Acquisition, we were required to divest certain assets. On October 31, 2012, a total of 22 generic pharmaceutical products owned by either Actavis Group or Watson were sold to Par Pharmaceuticals Companies, Inc. and Sandoz, Inc., which resulted in a gain of $24.0 million in the year ended December 31, 2012. The divested products consisted of both commercial and development stage products in a number of therapeutic categories where the two companies owned overlapping products.

Loss on Foreign Exchange Derivative

Included in the year ended December 31, 2012 is approximately $70.4 million of realized losses for the derivative instruments entered into to mitigate the exposure resulting from movements of the U.S. dollar against the Euro in connection with the Actavis Group Acquisition.

Bridge Loan Expenses

Included in the year ended December 31, 2012 is approximately $37.1 million for the expenses of the bridge loan entered into to fund the Actavis Group Acquisition.

Other Income (loss)

Included in other income (loss) for the year ended December 31, 2012 is a $3.0 million contract termination settlement received by an equity method investee and a $0.8 million gain related to the revaluation of securities issued by an equity method investee.

Provision for Income Taxes

	Years Ended December 31,		Change
($ in millions)	2012	2011	Dollars	%
Provision for income taxes	$146.8	$196.9	$(50.1)	(25.4)%
Effective tax rate	59.9%	43.2%

The provision for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate primarily due to the inability to tax benefit losses incurred in certain foreign jurisdictions and the amortization and impairment of foreign intangibles being tax benefited at rates that are lower than the U.S. federal income tax rate.

The higher effective tax rate for the year ended December 31, 2012, as compared to the prior year period, is primarily a result of additional amortization relating to certain of our foreign intangibles which are tax benefited at rates lower than the U.S. federal rate. In addition, the effective tax rate for the year ended December 31, 2012 included certain non-recurring items such as an impairment charge being tax benefited at a lower tax rate than the U.S. federal rate and a non deductible loss from a foreign exchange derivative for which no tax benefit was provided. These increases to the effective tax rate were partially offset by the reversal of a deferred tax liability related to the Ascent Acquisition.

Liquidity and Capital Resources

Working Capital Position

Working capital at June 30, 2014 and December 31, 2013 is summarized as follows:

($ in millions):	June 30, 2014	December 31, 2013	Increase (Decrease)
Current Assets:
Cash and cash equivalents	$4,293.1	$323.5	$3,969.6
Marketable securities	2.5	2.5	—
Accounts receivable, net	1,566.3	1,404.3	162.0
Receivable from Parents	231.3	126.5	104.8
Inventories, net	1,633.3	1,786.3	(153.0)
Prepaid expenses and other current assets	531.3	406.3	125.0
Current assets held for sale	37.6	271.0	(233.4)
Deferred tax assets	203.4	231.8	(28.4)

Total current assets	8,498.8	4,552.2	3,946.6

Current liabilities:
Accounts payable and accrued expenses	$2,439.8	$2,334.2	$105.6
Payables to Parents	972.5	60.4	912.1
Income taxes payable	75.5	96.6	(21.1)
Current portion of long-term debt and capital leases	1,588.8	534.6	1,054.2
Deferred revenue	39.5	38.8	0.7
Current liabilities held for sale	—	246.6	(246.6)
Deferred tax liabilities	29.8	35.1	(5.3)

Total current liabilities	5,145.9	3,346.3	1,799.6

Working Capital	$3,352.9	$1,205.9	$2,147.0

Working Capital excluding assets held for sale, net	$3,315.3	$1,181.5	$2,133.8

Adjusted Current Ratio	1.64	1.38

Working capital excluding assets held for sale, net, increased $2,113.8 million to $3,315.3 million at June 30, 2014 compared to $1,181.5 million at December 31, 2013. This increase is due primarily to net proceeds received in connection with the 2014 New Notes issuance of approximately $3,650.0 million, which was used in part to fund the Forest Acquisition on July 1, 2014 and net income excluding non-cash charges of $1,285.8 million, offset in part by an increase in the current portion of long-term debt due to the classification of the WC Notes, a decrease in inventories, primarily due to the portion of the fair value step-up of the October 1, 2013 Legacy Warner Chilcott inventory acquired that was sold in the six months ended June 30, 2014 of $209.5 million.

Working capital at December 31, 2013 and 2012 is summarized as follows:

($ in millions):	December 31, 2013	December 31, 2012	Increase (Decrease)
Current Assets:
Cash and cash equivalents	$323.5	$319.0	$4.5
Marketable securities	2.5	9.0	(6.5)
Accounts receivable, net	1,404.3	1,330.9	73.4
Receivable from Parents	126.5	—	126.5
Inventories, net	1,786.3	1,546.5	239.8
Prepaid expenses and other current assets	406.3	323.6	82.7
Assets held for sale	271.0	—	271.0
Deferred tax assets	231.8	309.3	(77.5)

Total current assets	4,552.2	3,838.3	713.9

Current liabilities:
Accounts payable and accrued expenses	$2,334.2	$2,467.9	$(133.7)
Payable to Parents	60.4	—	60.4
Income taxes payable	96.6	68.1	28.5
Current portion of long-term debt and capital leases	534.6	176.2	358.4
Deferred revenue	38.8	32.3	6.5
Liabilities held for sale	246.6	—	246.6
Deferred tax liabilities	35.1	4.8	30.3

Total current liabilities	3,346.3	2,749.3	597.0

Working Capital	$1,205.9	$1,089.0	$116.9

Working Capital excluding assets held for sale, net	$1,181.5	$1,089.0	$92.5

Adjusted Current Ratio	1.38	1.40

Working capital excluding assets held for sale, net, increased $92.5 million to $1,181.5 million at December 31, 2013 compared to $1,089.0 million at December 31, 2012. This increase is due in part to the working capital acquired in the Warner Chilcott Acquisition as of October 1, 2013 ($297.8 million), an increase in the net amounts of Receivable from/(Payable to) Parents ($66.1 million), and timing of other working capital movements, offset, in part, by an increase in the current portion of long-term debt ($358.4 million).

Cash Flows from Operations

Summarized cash flow from operations is as follows:

	Six Months Ended June 30,		Years Ended December 31,
($ in millions)	2014	2013	2013	2012	2011
Net cash provided by operating activities	$885.5	$291.0	$1,207.2	$665.8	$632.0

Cash flows from operations represent net income adjusted for certain non-cash items and changes in assets and liabilities. Cash provided by operating activities increased $594.5 million in the six months ended June 30, 2014 versus the prior year period, due primarily to an increase in net income, adjusted for non-cash activity of $737.0 million ($1,279.1 million and $542.1 million of net income, adjusted for non-cash activity in the six months ended June 30, 2014 and 2013, respectively), offset, in part, by a decrease in working capital movements.

Cash provided by operating activities increased $541.4 million in the year ended December 31, 2013 versus the prior year period, due primarily to an increase in net income, adjusted for non-cash activity of $656.9 million ($1,403.0 million and $746.1 million of net income, adjusted for non-cash activity in the years ended December 31, 2013 and 2012, respectively), offset, in part, by certain working capital movements including the payment of liabilities assumed in the Warner Chilcott Acquisition relating to tax liabilities associated with the employee stock based compensation awards that vested on October 1, 2013 ($34.3 million).

Management expects that available cash balances and 2014 cash flows from operating activities will provide sufficient resources to fund our operating liquidity needs and expected 2014 capital expenditure funding requirements.

Investing Cash Flows

Our cash flows from investing activities are summarized as follows:

	Six Months Ended June 30,		Years Ended December 31,
($ in millions)	2014	2013	2013	2012	2011
Net cash (used in) investing activities	$(177.8)	$(253.0)	$(275.3)	$(5,749.0)	$(719.0)

Investing cash flows consist primarily of cash used in acquisitions of businesses and intangibles (primarily product rights), capital expenditures for property, plant and equipment and purchases of investments and marketable securities partially offset by proceeds from the sale of investments and marketable securities. Included in the six months ended June 30, 2014 was cash used in connection with capital expenditures for property, plant and equipment of $80.8 million and the purchases of businesses, net of cash acquired of $119.2 million, offset, in part by cash received from the sale of assets of $18.0 million.

Included in the six months ended June 30, 2013 was cash used in connection with the Uteron Acquisition, net of cash acquired of $141.3 million, cash used in connection with the acquisition of Medicines360 of $52.3 million and capital expenditures for property, plant and equipment of $73.8 million.

Included in the year ended December 31, 2013 was cash used in connection with the Uteron Acquisition, net of cash acquired ($141.3 million), cash used in connection with the October 28, 2013, WCCL and Sanofi Amendment, whereby the parties amended the Collaboration Agreement with respect to Actonel ® and Atelvia® in the Exclusive Territory ($125.0 million), cash used in connection with Medicines360 Acquisition ($52.3 million) and capital expenditures for property, plant and equipment ($177.9 million), offset, in part, by cash acquired in connection with the Warner Chilcott Acquisition ($179.5 million) and proceeds from the sale of property, plant and equipment and marketable securities and other investments ($40.3 million).

Included in the year ended December 31, 2012 was cash used in connection with the Actavis Group Acquisition, net of cash acquired ($5,359.3 million), the Ascent Acquisition, net of cash acquired ($383.5 million), capital expenditures for property, plant and equipment ($137.5 million) and investment in foreign exchange derivative instruments ($156.7 million). Partially offsetting these uses of cash were proceeds from the sale of the Rugby assets ($116.6 million), products divested in connection with the Actavis Group Acquisition ($115.9 million) and the sale of our Moksha8 equity investment ($46.6 million).

Financing Cash Flows

Our cash flows from financing activities are summarized as follows:

	Six Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2014	2014	2013	2012	2011
Net cash (used in) provided by financing activities	$3,228.7	$(107.1)	$(866.5)	$5,189.6	$16.4

Financing cash flows consist primarily of borrowings and repayments of debt, repurchases of ordinary shares and proceeds from the exercise of stock options. Cash used in financing activities in the six months ended June 30, 2014 includes the proceeds from the issuance of the 2014 New Notes of $3,676.2 million, offset, in part, by net repayments of other indebtedness, net of $387.8 million, and the payment of debt issuance costs of $51.9 million.

Included in the six months ended June 30, 2013 were net payments on long-term debt of $91.7 million, acquisition of non-controlling interests of $10.4 million and the repurchase of outstanding shares of $22.5 million, partially offset, by proceeds from stock option exercises of $5.5 million.

Cash provided by financing activities in the year ended December 31, 2013 included payments on debt, net of borrowings, in connection with the extinguishment of the Company’s $450.0 million 5.00% notes ($450.0 million), the refinancing of the Legacy Warner Chilcott term debt and other borrowings and repayments, including capital leases ($342.2 million), the acquisition of non-controlling interests ($10.4 million), the payment of debt issuance costs in connection with the refinancing of the Company’s term loan indebtedness ($7.4 million) and the repurchase of Ordinary Shares to satisfy tax withholding obligations in connection with vested restricted stock issued to employees ($165.4 million), offset, in part, by excess tax benefit from stock based compensation ($69.2 million) and proceeds from stock option exercises ($44.0 million). Cash provided by financing activities in 2012 included proceeds from the issuance of 2012 Senior Notes and the Term Loan Credit Agreement to fund the purchase of the Actavis Group ($3.9 billion and $1.8 billion, respectively), proceeds from borrowing under the Revolving Credit Facility ($375.0 million) and proceeds from stock option exercises ($18.8 million), offset, in part, by principal payments on debt ($679.7 million), payments on contingent consideration liabilities primarily related to atorvastatin ($105.3 million), debt issuance costs ($77.8 million) and the repurchase of Ordinary Shares to satisfy tax withholding obligations in connection with vested restricted stock issued to employees ($16.1 million).

Debt and Borrowing Capacity

Debt consisted of the following ($ in millions):

	June 30, 2014	December 31, 2013	December 31, 2012
WC Term Loan Agreement	$1,786.2	$1,832.8	$—
Amended and Restated ACT Term Loan	1,237.2	1,310.0	1,700.0
Revolving Credit Facility	—	265.0	—
Senior Notes:
$500.0 million 1.300% notes due June 15, 2017	500.0	—	—
$450.0 million 5.00% notes	—	—	450.0
$1,200.0 million 1.875% notes due October 1, 2017	1,200.0	1,200.0	1,200.0
$1,250.0 million 7.75% notes due September 15, 2018	1,250.0	1,250.0	—
$500.0 million 2.450% notes due June 15, 2019	500.0	—	—
$400.0 million 6.125% notes due August 14, 2019	400.0	400.0	400.0
$1,700.0 million 3.250% notes due October 1, 2022	1,700.0	1,700.0	1,700.0
$1,200.0 million 3.850% notes due June 15, 2024	1,200.0	—	—
$1,000.0 million 4.625% notes due October 1, 2042	1,000.0	1,000.0	1,000.0
$1,500.0 million 4.850% notes due June 15, 2044	1,500.0	—	—
Plus: Unamortized premium	93.0	103.9	—
Less: Unamortized discount	(54.4)	(31.9)	(35.1)

Senior Notes, net	9,288.6	5,622.0	4,714.9
Capital leases	19.4	22.2	18.4

Total debt	12,331.4	9,052.0	6,433.3
Less: Current portion	1,588.8	534.6	176.2

Total long-term debt and capital leases	$10,742.6	$8,517.4	$6,257.1

July 1, 2014 Financing

On July 1, 2014, in connection with the Forest Acquisition, the Company incurred indebtedness not included in the table above. The indebtedness assumed / incurred is discussed below.

Notes

On July 1, 2014, in connection with the Forest Acquisition, Actavis plc guaranteed certain of the acquired indebtedness of Forest in exchange for the elimination of the existing registration right obligations of the Company with respect to those outstanding debt securities, which are a component of the Company’s outstanding indebtedness effective July 1, 2014. Actavis plc issued a guarantee for the $1.05 billion 4.375% senior notes due 2019, the $750.0 million senior notes due 2021 and the $1.2 billion senior notes due 2021 (together the “Acquired Forest Notes”) acquired July 1, 2014.

Term Debt

On July 1, 2014, in connection with the Forest Acquisition, we borrowed $2.0 billion of term loan indebtedness which is due July 1, 2019. The outstanding principal amount of loans is payable in equal quarterly amounts of 2.50% per quarter prior to the fifth anniversary, with the remaining balance payable on the fifth year anniversary.

Credit Facility Indebtedness

2013 Term Loan

WC Term Loan Agreement

On October 1, 2013, Warner Chilcott Corporation (“WC Corporation”), WC Luxco S.à r.l. (“WC Luxco”), WCCL (“WC Company” and, together with WC Corporation and WC Luxco, the “WC Borrowers”), as borrowers, and Warner Chilcott Finance LLC, as a subsidiary guarantor, became parties to the WC Term Loan Agreement, dated as of August 1, 2013, by and among the Company, as parent guarantor, Bank of America (“BofA”), as administrative agent thereunder and a syndicate of banks participating as lenders. Pursuant to the WC Term Loan Agreement, on October 1, 2013, the lenders party thereto provided term loans to the WC Borrowers in a total aggregate principal amount of $2.0 billion, comprised of (i) a $1.0 billion tranche that will mature on October 1, 2016 (the “Three Year Tranche”) and (ii) a $1.0 billion tranche that will mature on October 1, 2018 (the “Five Year Tranche”). The proceeds of borrowings under the WC Term Loan Agreement, together with $41.0 million of cash on hand, were used to finance, the repayment in full of all amounts outstanding under Legacy Warner Chilcott’s then-existing Credit Agreement, dated as of March 17, 2011, as amended by Amendment No. 1 on August 20, 2012, among the WC Borrowers, BofA, as administrative agent and a syndicate of banks participating as lenders.

Borrowings under the WC Term Loan Agreement bear interest at the applicable WC Borrower’s choice of a per annum rate equal to either (a) a base rate plus an applicable margin per annum varying from (x) 0.00% per annum to 0.75% per annum under the Three Year Tranche and (y) 0.125% per annum to 0.875% per annum under the Five Year Tranche, depending on the publicly announced debt ratings for non-credit-enhanced, senior unsecured long-term indebtedness of the parent (such applicable debt rating the “Debt Rating”) or (b) a Eurodollar rate, plus an applicable margin varying from (x) 1.00% per annum to 1.75% per annum under the Three Year Tranche and (y) 1.125% per annum to 1.875% per annum under the Five Year Tranche, depending on the Debt Rating.

The outstanding principal amount of loans under the Three Year Tranche is not subject to quarterly amortization and shall be payable in full on October 1, 2016. The outstanding principal amount of loans under the Five Year Tranche is payable in equal quarterly amounts of 2.50% per quarter prior to the fifth anniversary of the Closing Date, with the remaining balance payable on October 1, 2018.

The Company is subject to, and, at June 30, 2014, was in compliance with, all financial and operational covenants under the terms of the WC Term Loan Agreement. As of June 30, 2014, the outstanding indebtedness under the Three Year Tranche and the Five Year Tranche was $925.0 million and $861.2 million, respectively. The book value of the outstanding indebtedness approximates fair value as the debt is at variable interest rates and re-prices frequently.

Amended and Restated Actavis, Inc. Credit and Guaranty Agreements

Amended and Restated ACT Term Loan

On October 1, 2013 and pursuant to the Term Loan Amendment Agreement (the “Term Amendment Agreement”), by and among Actavis, Inc., a wholly owned subsidiary of the Company, BofA, as administrative agent thereunder, and the lenders party thereto, dated as of August 1, 2013, the Company, as parent guarantor, Actavis WC Holding S.à r.l. (the “ACT Borrower”), as borrower, Actavis, Inc., as a subsidiary guarantor, and BofA, as administrative agent, entered into the Amended and Restated Actavis Term Loan Credit and Guaranty Agreement (the “Existing ACT Term Loan Agreement”), dated as of October 1, 2013. The ACT Term Loan Agreement amended and restated Actavis, Inc.’s $1,800.0 million senior unsecured term loan credit facility, dated as of June 22, 2012. At closing, an aggregate principal amount of $1,572.5 million was outstanding under the ACT Term Loan Agreement.

On March 31, 2014, Actavis plc, Actavis Capital, Actavis, Inc., BofA, as Administrative Agent, and a syndicate of banks participating as lenders entered into an amendment agreement (the “ACT Term Loan Amendment”) to amend and restate Actavis Capital’s Existing ACT Term Loan Agreement. The Existing ACT Term Loan Agreement together with the ACT Term Loan Amendment is referred to herein as the “ACT Term Loan Agreement.” The ACT Term Loan Agreement became effective in accordance with its terms on March 31, 2014.

The Amended and Restated Term Loan provides that loans thereunder will bear interest, at the Company’s choice, of a per annum rate equal to either (a) a base rate, plus an applicable margin per annum varying from 0.00% per annum to 1.00% per annum depending on the Debt Rating or (b) a Eurodollar rate, plus an applicable margin varying from 1.00% per annum to 2.00% per annum depending on the Debt Rating.

The Amended and Restated Term Loan matures on October 31, 2017 (or if such day is not a business day, the next preceding business day). The outstanding principal amount is payable in equal quarterly installments of 2.50% per quarter, with the remaining balance payable on the maturity date.

The ACT Term Loan Agreement contains covenants that are substantially similar to those in the Company’s Amended and Restated Revolver (defined below). The ACT Term Loan Agreement contains standard events of default (the occurrence of which may trigger an acceleration of amounts outstanding under the ACT Term Loan Agreement). The ACT Term Loan Agreement became effective in accordance with its terms on October 1, 2013.

The Company is subject to, and at June 30, 2014 was in compliance with, all financial and operational covenants under the terms of the ACT Term Loan Agreement. The outstanding balance of the Term Loan at June 30, 2014 was $1,237.2 million. The book value of the outstanding indebtedness approximates fair value as the debt is at variable interest rates and re-prices frequently.

Revolving Credit Facility

On October 1, 2013 and pursuant to the Revolver Loan Amendment Agreement (the “Revolver Amendment Agreement” and, together with the Term Amendment Agreement, the “Amendment Agreements”), by and among Actavis, Inc., as subsidiary guarantor, BofA, as administrative agent thereunder, and the lenders party thereto, dated as of August 1, 2013, the Company, as parent guarantor, the ACT Borrower, as borrower, Actavis, Inc., as a subsidiary guarantor, and BofA, as administrative agent, entered into that certain Amended and Restated Actavis Revolving Credit and Guaranty Agreement (the “ACT Revolving Credit Agreement” and, together with the ACT Term Loan Agreement, the “Amended and Restated Credit Agreements”), dated as of October 1, 2013. The ACT Revolving Credit Agreement amended and restated Actavis, Inc.’s $750.0 million senior unsecured revolving credit facility dated as of September 16, 2011, as amended by that certain Amendment No. 1 to the credit agreement and joinder agreement, dated as of May 21, 2012. At closing, $9.4 million of letters of credit were outstanding under the ACT Revolving Credit Agreement. At closing, no loans were outstanding under the ACT Revolving Credit Agreement.

The ACT Revolving Credit Agreement provides that loans thereunder will bear interest, at the Company’s choice, of a per annum rate equal to either (a) a base rate, plus an applicable margin per annum varying from 0.00% per annum to 0.75% per annum depending on the Debt Rating or (b) a Eurodollar rate, plus an applicable margin varying from 0.875% per annum to 1.75% per annum depending on the Debt Rating. Additionally, to maintain availability of funds, the Company pays an unused commitment fee, which according to the pricing grid is set at 0.15% of the unused portion of the revolver.

Subject to certain limitations, borrowings under the ACT Revolving Credit Agreement may be made in alternative currencies, including Euros, British Pounds Sterling and other currencies. The ACT Revolving Credit Agreement contains sublimits on letters of credit and swingline loans in the amount of $100.0 million and $50.0 million, respectively. The issuance of letters of credit and borrowings of swingline loans reduces the amount available to be borrowed under the ACT Revolving Credit Agreement on a dollar-for-dollar basis. Amounts borrowed under the ACT Revolving Credit Agreement may be used to finance working capital and other general corporate purposes.

The ACT Revolving Credit Agreement imposes certain customary restrictions including, but not limited to, limits on the incurrence of debt or liens upon the assets of us or our subsidiaries, investments and restricted payments. The ACT Revolving Credit Agreement includes a consolidated leverage ratio covenant, as defined, whereby we are permitted to have a maximum consolidated leverage ratio as of the last day of any period of four consecutive fiscal quarters of the Company of up to (i) with respect to the four consecutive fiscal quarters from the Acquisition Date through December 31, 2013, 4.25 to 1.00; (ii) with respect to the four consecutive fiscal quarters from January 1, 2014 through December 31, 2014, 4.00 to 1.00; and (iii) with respect to the period of four consecutive fiscal quarters ending from January 1, 2015 and thereafter, 3.50 to 1.00.

The Company is subject to, and as of June 30, 2014 was in compliance with, all financial and operational covenants under the terms of the Revolving Credit Facility. At June 30, 2014, letters of credit outstanding were $8.8 million. The net availability under the Revolving Credit Facility was $741.2 million.

Senior Notes Indebtedness

2014 Notes Issuance

On June 10, 2014, Actavis Funding SCS, a limited partnership (societe en commandite simple), organized under the laws of the Grand Duchy of Luxembourg, an indirect subsidiary of Actavis plc, issued $500.0 million 1.300% notes due 2017, $500.0 million 2.450% notes due 2019, $1,200.0 million 3.850% notes due 2024 and $1,500.0 million 4.850% notes due 2044 (collectively the “2014 New Notes”). Interest payments are due on the 2014 New Notes on June 15 and December 15 annually, beginning on December 15, 2014. The guarantors of the debt are Warner Chilcott Limited, Actavis Capital, and Actavis, Inc. Actavis plc will not guarantee the 2014 New Notes. The fair value of the Company’s outstanding 2014 New Notes ($3,700 million face value), as determined in accordance with ASC Topic 820 “Fair Value Measurement” (“ASC 820”) under Level 2 based upon quoted prices for similar items in active markets, was $3,711.3 million as of June 30, 2014.

Actavis, Inc. Supplemental Indenture

On October 1, 2013, Actavis plc, Actavis, Inc., a wholly owned subsidiary of the Company, and Wells Fargo Bank, National Association, as trustee, entered into a fourth supplemental indenture (the “Fourth Supplemental Indenture”) to the indenture, dated as of August 24, 2009 (the “Base Indenture” and, together with the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture (each as defined below), the “Indenture”), as supplemented by the first supplemental indenture, dated as of August 24, 2009 (the “First Supplemental Indenture”), the second supplemental indenture, dated as of May 7, 2010 (the “Second Supplemental Indenture”), and the third supplemental indenture, dated as of October 2, 2012 (the “Third Supplemental Indenture”). Pursuant to the Fourth Supplemental Indenture, Actavis plc has provided a full and unconditional guarantee of Actavis, Inc.’s obligations under its then outstanding $450.0 million 5.000% senior notes due August 15, 2014, (the “2014 Notes”), its $400.0 million 6.125% senior notes due August 15, 2019 (the “2019 Notes”), its $1,200.0 million 1.875% senior notes due October 1, 2017 (the “2017 Notes”), its $1,700.0 million 3.250% senior notes due October 1, 2022 (the “2022 Notes”) and its $1,000.0 million 4.625% Senior Notes due October 1, 2042 (the “2042 Notes,” and together with the 2014 Notes, the 2019 Notes, the 2017 Notes and the 2022 Notes, the “Notes”).

On October 18, 2013, Actavis, Inc., a wholly-owned subsidiary of ours, instructed Wells Fargo Bank, National Association, as trustee (the “Trustee”), pursuant to the Indenture governing its 2014 Notes, to issue a notice from Actavis, Inc. to the holders of the 2014 Notes that Actavis, Inc. has elected to redeem in full the entire aggregate principal amount of the 2014 Notes on November 5, 2013 (the “Redemption Date”). The

2014 Notes, which had an outstanding principal balance of $450.0 million and which were fully and unconditionally guaranteed by us, were redeemed on November 5, 2013 at a redemption price equal to $465.6 million, which resulted in a cash expense of $15.6 million.

WC Supplemental Indenture

On October 1, 2013, the Company, WCCL, Warner Chilcott Finance LLC (the “Co-Issuer” and together with WC Company, the “Issuers”) and Wells Fargo Bank, National Association, as trustee (the “WC Trustee”), entered into a third supplemental indenture (the “Supplemental Indenture”) to the indenture, dated as of August 20, 2010 (the “WC Indenture”), among the Issuers, the guarantors party thereto and the WC Trustee, with respect to the Issuers’ 7.75% senior notes due 2018 (the “WC Notes”). Pursuant to the Supplemental Indenture, Actavis plc has provided a full and unconditional guarantee of the Issuers’ obligations under the WC Notes and the WC Indenture.

On October 1, 2013, the Issuers and the Trustee entered into a release of guarantees of certain guarantors (the “Release of Guarantees”), pursuant to which Legacy Warner Chilcott’s guarantee of the WC Notes was released in accordance with Section 11.05(f) of the WC Indenture and the guarantees of certain other guarantors were released in accordance with Section 11.05(c) or 11.05(e) of the WC Indenture.

The WC Notes are unsecured senior obligations of the Issuers, guaranteed on a senior basis by Actavis plc. The WC Notes will mature on September 15, 2018. Interest on the WC Notes is payable on March 15 and September 15 of each year.

The Indenture contains restrictive covenants that limit, among other things, the ability to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, repurchase subordinated debt and common and preferred stock, make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates. Certain of these restrictive covenants will be suspended at any time when the WC Notes are rated Investment Grade by each of Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services and no default has occurred and is continuing, in each case as described and defined in the Indenture. The Indenture also contains customary events of default which would permit the holders of the WC Notes to declare those WC Notes to be immediately due and payable if not cured within applicable grace periods, including the failure to make timely payments on the WC Notes or other material indebtedness, the failure to comply with covenants, and specified events of bankruptcy and insolvency.

The Company may redeem the WC Notes on or after September 15, 2014, in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 103.875% of the principal amount of notes to be redeemed plus accrued and unpaid interest, if any. The Company may redeem the WC Notes on or after September 15, 2015, in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 101.938% of the principal amount of notes to be redeemed plus accrued and unpaid interest, if any. The Company may redeem the WC Notes on or after September 15, 2016, in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of notes to be redeemed plus accrued and unpaid interest, if any.

The fair value of the Company’s outstanding WC Notes ($1,250.0 million face value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $1,314.1 million and $1,357.4 million as of June 30, 2014 and December 31, 2013, respectively.

In June 2014, the Company notified the Issuers that it will irrevocably call the WC Notes in July 2014. On July 21, 2014, the Company redeemed the WC Notes for $1,311.8 million, which includes a make-whole premium of $61.8 million and the principal amount of the WC Notes of $1,250.0 million. As a result of the transaction, the Company recognized a gain in July of 2014 of $29.9 million, which includes the write-off of the unamortized premium.

2012 Notes Issuance

On October 2, 2012, Actavis, Inc. issued the 2017 Notes, the 2022 Notes, and the 2042 Notes (collectively the “2012 Senior Notes”). Interest payments are due on the 2012 Senior Notes semi-annually in arrears on April 1 and October 1 beginning April 1, 2013. Actavis plc has provided a full and unconditional guarantee of Actavis, Inc.’s obligations under the 2012 Senior Notes.

Actavis, Inc. may redeem the 2012 Senior Notes, in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of 100% of the principal amount of notes to be redeemed and the sum of the present values of the remaining scheduled payments of principal and interest in respect of the 2012 Senior Notes being redeemed discounted on a semi-annual basis at the treasury rate plus 20 basis points in the case of the 2017 Notes, 25 basis points in the case of the 2022 Notes and 30 basis points in the case of the 2042 Notes plus in each case accrued and unpaid interest, if any, to, but excluding, the date of redemption.

In addition, Actavis, Inc. may redeem the 2022 Notes on or after July 1, 2022 (three months prior to their maturity date), and the 2042 Notes on or after April 1, 2042 (six months prior to their maturity date) in each case, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to 100% of the aggregate principal amount of the 2012 Senior Notes being redeemed, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Upon a change of control triggering event and a downgrade of the 2012 Senior Notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services, the Issuer will be required to make an offer to purchase each of the 2012 Senior Notes at a price equal to 101% of the principal amount of the 2012 Senior Notes to be repurchased, plus any accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Net proceeds from the offering of the 2012 Senior Notes were used for the Actavis Group Acquisition. The fair value of the Company’s outstanding 2012 Senior Notes ($3,900.0 million face value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $3,855.7 million and $3,683.2 million as of June 30, 2014 and December 31, 2013, respectively.

2009 Notes Issuance

On August 24, 2009, Actavis, Inc. issued the 2014 Notes and the 2019 Notes (collectively the “2009 Senior Notes”). Interest payments are due on the 2009 Senior Notes semi-annually in arrears on February 15 and August 15, respectively, beginning February 15, 2010. Actavis plc has provided a full and unconditional guarantee of Actavis, Inc.’s obligations under the 2009 Senior Notes.

Actavis, Inc. may redeem the 2019 Notes in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed, discounted on a semi-annual basis at the treasury rate plus 40 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Upon a change of control triggering event, as defined by the Base Indenture, Actavis, Inc. is required to make an offer to repurchase the 2019 Notes for cash at a repurchase price equal to 101% of the principal amount of the 2019 Notes to be repurchased plus accrued and unpaid interest to the date of purchase.

Net proceeds from the offering of 2009 Senior Notes were used to repay certain debt with the remaining net proceeds being used to fund a portion of the cash consideration for the Arrow Group Acquisition. The 2014 Notes, which had an outstanding principal balance of $450.0 million and which were fully and unconditionally guaranteed by us, were redeemed on November 5, 2013 at a redemption price equal to $465.6 million, which resulted in a cash expense of $15.6 million in the fourth quarter of 2013.

The fair value of the Company’s outstanding 2009 Senior Notes ($400.0 million face value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $467.6 million and $460.9 million as of June 30, 2014 and December 31, 2013, respectively.

Long-term Obligations

The following table lists our enforceable and legally binding obligations as of December 31, 2013. Some of the amounts included herein are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligation we will actually pay in future periods may vary from those reflected in the table:

	Payments Due by Period (Including Interest on Debt)
(in millions):	Total	2014	2015-2016	2017-2018	Thereafter
Long-term debt(1)	$8,957.8	$241.3	$1,407.6	$3,943.9	$3,365.0
Cash interest(1)	1,434.9	294.1	572.9	473.4	94.5
Contingent consideration liabilities(2)	451.1	26.5	111.7	53.0	259.9
Operating lease obligations(3)	208.2	50.8	71.5	38.4	47.9
Capital lease obligations(4)	24.1	9.7	7.5	3.0	3.9
Milestone obligations(5)	610.9	364.9	104.5	81.5	60.0
Other obligations and commitments(6)	396.5	189.2	112.9	76.8	17.6

Total(7)	12,083.9	1,176.5	2,388.6	4,670.0	3,848.8

(1)	Amounts represent total minimum cash payments and anticipated interest payments, as applicable, assuming scheduled repayments under the WC Term Loan Agreement, the ACT Term Loan Agreement and maturities of the Company’s existing notes. Amounts exclude fair value adjustments, discounts or premiums on outstanding debt obligations.
(2)	Amount primarily represents contingent consideration obligations, including accretion resulting from various acquisitions.
(3)	Amount represents operating leases for our global business. There are no contingent rental amounts or sublease rentals.
(4)	Amount represents capital leases for our global business. Leases are for property, plant and equipment, vehicles and furniture and fixtures.
(5)	We have future potential milestone payments and co-development expenses payable to third parties as part of our licensing, development and co-development programs. Payments under these agreements generally become due and are payable upon the satisfaction or achievement of certain developmental, regulatory or commercial milestones or as development expenses are incurred on defined projects. Amounts represent contractual payment obligations due as actual expenditures are incurred by our partners or upon the achievement of developmental, regulatory or commercial milestones based on anticipated approval dates assuming all milestone approval events are met, the most significant of which are future potential co-development costs under the Amgen Collaboration Agreement. At December 31, 2013, our maximum potential remaining co-development obligation under the Amgen Collaboration Agreement was $312.4 million.

Other significant milestone payments include:

•	Amounts owed to PregLem, to develop and, if approved, market products under development in the United States and Canada of $74.0 million relating to Esmya in the United States and Fibristal in Canada;

•	Amounts owed to Medicines360 relating to LNG 20 in the United States and Canada of $122.5 million;

•	Amounts owed to Valeant upon the FDA approval of Metronidazole 1.3% vaginal gel antibiotic development product of $9.0 million;

•	Amounts owed to Palau to develop and, if approved, market albaconazole for the treatment of candidiasis of $18.0 million;

•	Amounts owed to Dong-A PharmTech Co. Ltd. (“Dong-A”), to develop and, if approved, market its orally-administered udenafil product, a PDE5 inhibitor for the treatment of erectile dysfunction (“ED”) in the United States of $13.0 million;

•	Amounts owed to Paratek Pharmaceuticals Inc. (“Paratek”) under which it acquired certain rights to novel tetracyclines under development for the treatment of acne and rosacea of $21.0 million; and

•	Amounts owed to Dong-A for the right to develop, and if approved, market in the United States and Canada, Dong-A’s udenafil product for the treatment of lower urinary tract symptoms associated with Benign Prostatic Hyperplasia (“BPH”) of $25.0 million

Milestone payment obligations are uncertain, including the prediction of timing and the occurrence of events triggering a future obligation and are not reflected as liabilities in our consolidated balance sheet. Amounts in the table above do not include royalty obligations on future sales of product as the timing and amount of future sales levels and costs to produce products subject to milestone obligations is not reasonably estimable.

(6)	Other obligations and commitments include agreements to purchase third-party manufactured products, capital purchase obligations for the construction or purchase of property, plant and equipment and the liability for income tax associated with uncertain tax positions.
(7)	Total does not include contractual obligations already included in current liabilities on our Consolidated Balance Sheet (except for capital leases and the current portion of long-term debt) or certain purchase obligations, which are discussed below.

For purposes of the table above, obligations for the purchase of goods or services are included only for purchase orders that are enforceable, legally binding and specify all significant terms including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the timing of the obligation. Our purchase orders are based on our current manufacturing needs and are typically fulfilled by our suppliers within a relatively short period. At December 31, 2013, we have open purchase orders that represent authorizations to purchase rather than binding agreements that are not included in the table above.

We are involved in certain equity investments that are intended to complement our core business and markets. We have the discretion to provide funding on occasion for working capital or capital expenditures. We make an evaluation of additional funding based on an assessment of the venture’s business opportunities. We believe that any possible commitments arising from the current arrangements will not be significant to our financial condition, results of operations or liquidity.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, net revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting estimates that we believe are important to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue and Provision for Sales Returns, Allowances and Other Trade-Related Deductions

•	Revenue Recognition Including Multiple-Element Arrangements

•	Inventory Valuation

•	Product Rights and other Definite-Lived Intangible Assets

•	Goodwill and Intangible Assets with Indefinite-Lives

•	Allocation of Acquisition Fair Values to Assets Acquired and Liabilities Assumed

•	Contingent Consideration and Other Commitments

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and requires management’s best estimates of the underlying data in its application. There are also areas in which management’s judgment in selecting among available GAAP alternatives would not produce a materially different result.

Revenue Recognition Including Multiple-Element Arrangements

General

Revenue from product sales is recognized when title and risk of loss to the product transfers to the customer, which is based on the transaction shipping terms. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, the seller’s price to the buyer to be fixed or determinable and the completion of all performance obligations. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: chargebacks, trade discounts, billback adjustments, sales returns and allowances, commercial and government rebates, customer loyalty programs and fee for service arrangements with certain distributors, which we refer to in the aggregate as “SRA” allowances.

Royalty and commission revenue is recognized as a component of net revenues in accordance with the terms of their respective contractual agreements when collectability is reasonably assured and when revenue can be reasonably measured.

Multiple-Element Arrangements

The Company identifies each discrete deliverable included in a multiple-element arrangement and identifies which of those deliverables have standalone value to the customer under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605-25 “Revenue Recognition—Multiple-Element Arrangements” (“ASC 605-25”) and Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition—Multiple-Deliverable Revenue” (“ASU No. 2009-13”). The Company allocates arrangement consideration to the deliverables based on the appropriate selling price using the hierarchy outlined in ASC 605-25, as amended by ASU No. 2009-13. The selling price used for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE is available. BESP is determined in a manner consistent with that used to establish the price to sell the deliverable on a standalone basis. Revenue is recognized for each unit of accounting based on the relevant authoritative literature for that deliverable.

Contingency-Adjusted Performance Model

Revenues recognized from research, development and licensing agreements (including milestone receipts) are recorded on the “contingency-adjusted performance model” which requires deferral of revenue until such time as contract milestone requirements have been met. Under this model, revenue related to each payment is recognized over the entire contract performance period, starting with the contract’s commencement, but not prior to earning and/or receiving the milestone amount (i.e., removal of any contingency). The amount of revenue recognized is based on the ratio of costs incurred to date to total estimated cost to be incurred. In certain circumstances, it may be appropriate to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. In order to recognize milestone consideration as revenue in the period in which the milestone is achieved, there needs to be “substantive” certainty that the milestone will be achieved, relate solely to past performance and the consideration needs to be commensurate with the Company’s performance. Factors the Company considers in determining whether a milestone is substantive at the inception of an arrangement include: whether substantive effort will be required to achieve the milestone; what labor, skill, and other costs will be incurred to achieve the milestone; how certain the achievement of the milestone is; whether a reasonable amount of time will elapse between any upfront payment and the first milestone as well as between each successive milestone; and, whether the milestone is nonrefundable or contains clawback provisions.

Provisions for SRAs

As is customary in the pharmaceutical industry, our gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Company recognizes gross revenue from the sale of products, an estimate of SRA is recorded, which reduces the gross product revenues. Accounts receivable and/or accrued liabilities are also reduced and/or increased by the SRA amount. These provisions are estimated based on historical payment experience, historical relationship of the deductions to gross product revenues, government regulations, estimated utilization or redemption rates, estimated customer inventory levels and current contract sales terms with direct and indirect customers. The estimation process used to determine our SRA provision has been applied on a consistent basis and no material revenue adjustments have been necessary to increase or decrease our reserves for SRA as a result of a significant change in underlying estimates. The Company uses a variety of methods to assess the adequacy of the SRA reserves to ensure that our financial statements are fairly stated. This includes periodic reviews of customer inventory data, customer contract programs and product pricing trends to analyze and validate the SRA reserves.

Chargebacks—A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid by our wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. The chargeback provision and related reserve varies with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventories. The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at contract prices. The Company validates the chargeback accrual quarterly through a review of the inventory reports obtained from our largest wholesale customers. This customer inventory information is used to verify the estimated liability for future chargeback claims based on historical chargeback and contract rates. These large wholesalers represent the vast majority of the recipients of the Company’s chargeback payments. We continually monitor current pricing trends and wholesaler inventory levels to ensure the liability for future chargebacks is fairly stated.

Rebates—Rebates include volume related incentives to direct and indirect customers, third party managed care and Medicare Part D rebates, Medicaid rebates and other government rebates. Rebates are accrued based on an estimate of claims to be paid for product sold into trade by the Company. Volume rebates are generally offered to customers as an incentive to use the Company’s products and to encourage greater product sales. These rebate programs include contracted rebates based on customers’ purchases made during an applicable monthly, quarterly or annual period. The provision for third party rebates is estimated based on our customers’ contracted rebate programs and the Company’s historical experience of rebates paid. Any significant changes to our customer rebate programs are considered in establishing the provision for rebates. The provisions for government rebates are based, in part, upon historical experience of claims submitted by the various states / authorities, contractual terms, as well as government regulations. We monitor legislative changes to determine what impact such legislation may have on our provision.

Cash Discounts—Cash discounts are provided to customers that pay within a specific period. The provision for cash discounts is estimated based upon invoice billings, utilizing historical customer payment experience. The Company’s experience of payment history is fairly consistent and most customer payments qualify for the cash discount. Accordingly, our reserve for cash discounts is readily determinable.

Returns and Other Allowances—The Company’s provision for returns and other allowances include returns, pricing adjustments, promotional allowances, loyalty cards and billback adjustments.

Consistent with industry practice, the Company maintains a returns policy that allows customers to return product for a credit. In accordance with the Company’s policy, credits for customer returns of products are applied against outstanding account activity or are settled in cash. Product exchanges are not permitted. Customer returns of product are generally not resalable. The Company’s estimate of the provision for returns is based upon historical experience and current trends of actual customer returns. Additionally, we consider other factors when estimating the current period returns provision, including levels of inventory in the distribution channel, as well as significant market changes which may impact future expected returns.

Pricing adjustments, which includes shelf stock adjustments, are credits issued to reflect price decreases in selling prices charged to the Company’s direct customers. Shelf stock adjustments are based upon the amount of product our customers have in their inventory at the time of an agreed-upon price reduction. The provision for shelf stock adjustments is based upon specific terms with the Company’s direct customers and includes estimates of existing customer inventory levels based upon their historical purchasing patterns. We regularly monitor all price changes to evaluate the Company’s reserve balances. The adequacy of these reserves is readily determinable as pricing adjustments and shelf stock adjustments are negotiated and settled on a customer-by-customer basis.

Promotional allowances are credits that are issued in connection with a product launch or as an incentive for customers to carry our product. The Company establishes a reserve for promotional allowances based upon contractual terms.

Billback adjustments are credits that are issued to certain customers who purchase directly from us as well as indirectly through a wholesaler. These credits are issued in the event there is a difference between the customer’s direct and indirect contract price. The provision for billbacks is estimated based upon historical purchasing patterns of qualified customers who purchase product directly from us and supplement their purchases indirectly through our wholesale customers.

Loyalty cards allow the end user patients a discount per prescription and is accrued based on historical experience, contract terms and the volume of product and cards in the distribution channel.

The Company does not expect future payments of SRAs to materially exceed our current estimates. However, if future SRA payments were to materially exceed our estimates, such adjustments may have a material adverse impact on our financial position, results of operations and cash flows.

The following table summarizes the activity in the Company’s major categories of SRA ($ in millions):

	Chargebacks	Rebates	Returns and Other Allowances	Cash Discounts	Total
Balance at December 31, 2010	$100.8	$219.9	$89.3	$17.0	$427.0
Provision related to sales in 2011	1,308.1	1,113.2	306.6	120.5	2,848.4
Credits and payments	(1,248.0)	(844.1)	(273.9)	(102.6)	(2,468.6)

Balance at December 31, 2011	160.9	489.0	122.0	34.9	806.8

Add: Actavis Group Acquisition	94.3	359.4	171.4	9.7	634.8
Provision related to sales in 2012	1,522.4	1,484.4	485.5	155.2	3,647.5
Credits and payments	(1,566.1)	(1,482.0)	(429.4)	(162.9)	(3,640.4)

Balance at December 31, 2012	$211.5	$850.8	$349.5	$36.9	$1,448.7

Add: Warner Chilcott Acquisition	5.6	255.5	121.3	5.5	387.9
Less: Assets held for sale	—	(155.2)	(3.3)	(1.0)	(159.5)
Less: Actavis Acquisition adjustment	—	(31.0)	—	—	(31.0)
Provision related to sales in 2013	2,340.0	2,339.1	904.1	201.7	5,784.9
Credits and payments	(2,310.7)	(2,197.4)	(753.7)	(195.4)	(5,457.2)

Balance at December 31, 2013	$246.4	$1,061.8	$617.9	$47.7	$1,973.8

The following table summarizes the activity in gross-to-net revenues ($ in millions):

Year Ended December 31,	Gross Product Sales	Chargebacks	Rebates	Returns and Other Allowances	Cash Discounts	Net product sales
2011	$7,309.7	$1,308.1	$1,113.2	$306.6	$120.5	$4,461.3
2012	9,430.7	1,522.4	1,484.4	485.5	155.2	5,783.2
2013	14,276.7	2,340.0	2,339.1	904.1	201.7	8,491.8

Included in the tables above are accounts receivable deductions within SRA’s of $1,254.8 million and $814.3 million at December 31, 2013 and 2012, respectively. SRA balances in accounts receivable at December 31, 2013 increased $440.5 million compared to December 31, 2012. SRA’s within accounts payable and accrued expenses were $719.0 million and $634.4 million at December 31, 2013 and 2012, respectively, an increase of $84.6 million. The primary driver to the overall increase was the impact of the Warner Chilcott Acquisition ($387.9 million).

The provision for chargebacks as a percentage of gross product sales has decreased from 17.9% in 2011 to 16.1% in 2012 and 16.4% in 2013 primarily related to growth of international revenues as a result of the acquisitions of Specifar in 2011, and Ascent and Actavis in January and October 2012, respectively, in the Pharma Segment. The provision for rebates as a percentage of gross product sales has increased from 15.2% in 2011, to 15.7% in 2012 and to 16.4% in 2013 primarily related to the increase in commercial rebates of the branded business due in large part to the Warner Chilcott Acquisition and the growth of international revenues as a result of the acquisitions of Specifar in 2011 and Ascent and Actavis in January and October 2012, respectively, in the Pharma segment. Returns and other allowances increased due to returns for new product launches and other allowances related to new product launches and customer and product mix. The increase in provision for cash discounts is due to the acquisitions of Specifar, Ascent, Actavis and Legacy Warner Chilcott.

Inventory Valuation

Inventories consist of finished goods held for distribution, raw materials and work in process. Included in inventory are generic pharmaceutical products that are capitalized only when the bioequivalence of the product is demonstrated or the product is already FDA approved and is awaiting a contractual triggering event to enter the marketplace. Inventory valuation reserves are established based on a number of factors/situations including, but not limited to, raw materials, work in process, or finished goods not meeting product specifications, product obsolescence, or application of the lower of cost (first-in, first-out method) or market (net realizable value). The determination of events requiring the establishment of inventory valuation reserves, together with the calculation of the amount of such reserves may require judgment. Assumptions utilized in our quantification of inventory reserves include, but are not limited to, estimates of future product demand, consideration of current and future market conditions, product net selling price, anticipated product launch dates, potential product obsolescence and other events relating to special circumstances surrounding certain products. No material adjustments have been required to our inventory reserve estimates for the periods presented. Adverse changes in assumptions utilized in our inventory reserve calculations could result in an increase to our inventory valuation reserves and higher cost of sales.

Product Rights and Other Definite-Lived Intangible Assets

Our product rights and other definite-lived intangible assets are stated at cost, less accumulated amortization, and are amortized using the economic benefit model or the straight-line method, if results are materially aligned, over their estimated useful lives. We determine amortization periods for product rights and other definite-lived intangible assets based on our assessment of various factors impacting estimated useful lives and cash flows. Such factors include the product’s position in its life cycle, the existence or absence of like products in the market, various other competitive and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the intangibles useful life and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decline.

Product rights and other definite-lived intangible assets are tested periodically for impairment when events or changes in circumstances indicate that an asset’s carrying value may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows. In the event the carrying value of the asset exceeds the undiscounted future cash flows, the carrying value is considered not recoverable and an impairment exists. An impairment loss is measured as the excess of the asset’s carrying value over its fair value, calculated using a discounted future cash flow method. The computed impairment loss is recognized in net income / (loss) in the period that the impairment occurs. Assets which are not impaired may require an adjustment to the remaining useful lives for which to amortize the asset. Our projections of discounted cash flows use a discount rate determined by our management to be commensurate with the risk inherent in our business model. Our estimates of future cash flows attributable to our other definite-lived intangible assets require significant judgment based on our historical and anticipated results and are subject to many factors. Different assumptions and judgments could materially affect the calculation of the fair value of the other definite-lived intangible assets which could trigger impairment.

Goodwill and Intangible Assets with Indefinite-Lives

We test goodwill and intangible assets with indefinite-lives for impairment annually at the end of the second quarter by comparing the fair value of each of our reporting units to the respective carrying value of the reporting units. Additionally, we may perform tests between annual tests if an event occurs or circumstances change that could potentially reduce the fair value of a reporting unit below its carrying amount. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units.

Goodwill is considered impaired if the carrying amount of the net assets exceeds the fair value of the reporting unit. Impairment, if any, would be recorded in operating income and this could result in a material reduction in net income / (loss) and earnings per share. During the 2013 integration of the Actavis Group with the Watson business, we reorganized our organizational structure and management performance reporting. Consequently, the reporting units within our Pharma operating segment were organized as follows as the time of our annual impairment test: Americas; Europe; MEAAP; and Third-Party Business. These reporting units combine the Watson and Actavis Group businesses. Previously, goodwill for the Watson’s Global Generics operating segment was tested as one unit.

During the second quarter of 2013, concurrent with the availability of discrete financial information for the then new reporting units, we completed an extensive review of our operating businesses, including exploring options for addressing overall profitability of seven Western European commercial operations consisting of, among other things, restructuring their operations, refocusing their activities on specific sub-markets, as well as potential divestitures of such businesses to other third parties. The potential impact of these conditions were considered in our projections when determining the indicated fair value of our reporting units for the impairment tests that were performed during the second quarter of this year. Upon completion of step one of the impairment analysis for each of our reporting units, it was concluded the fair value of the Pharma—Europe reporting unit was below its carrying value including goodwill. This was primarily related to the integration of our Arrow Group with the Actavis Group in Europe. The fair value of our reporting units was estimated based on a discounted cash flow model using management’s business plans and projections as the basis for expected future cash flows for approximately five years and residual growth rates ranging from 2% to 4% thereafter. Management believes that the assumptions it used for the impairment tests performed are consistent with those that would be utilized by a market participant in performing similar valuations of our reporting units. A separate discount rate was utilized for each reporting unit that was derived from published sources and, on a weighted average basis, a discount rate of 8% was utilized using our weighted average cost of capital, which considered the overall inherent risk of the reporting unit and the rate of return a market participant would expect. As a result of completing step two of our impairment analysis, we recorded an impairment of the Pharma—Europe reporting unit of $647.5 million, representing primarily all the goodwill allocated to this reporting unit, in the year ended December 31, 2013.

During the second quarter of 2012, we performed our annual impairment assessment of goodwill, IPR&D intangible assets and trade name intangibles assets with indefinite-lives. The Company determined there was no impairment associated with goodwill or trade name intangible assets.

IPR&D intangible assets represent the value assigned to acquired research and development projects that, as of the date acquired, represent the right to develop, use, sell and/or offer for sale a product or other intellectual property that we have acquired with respect to products and/or processes that have not been completed or approved. The IPR&D intangible assets will be subject to impairment testing until completion or abandonment of each project. Impairment testing will require the development of significant estimates and assumptions involving the determination of estimated net cash flows for each year for each project or product (including net revenues, cost of sales, research and development costs, selling and marketing costs), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. Changes in these assumptions or uncertainties could result in future impairment charges. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results. During the year ended December 31, 2013, we recorded an impairment charge associated with Gabapentin of $10.8 million, acquired as part of the Actavis Group Acquisition, a $4.4 million impairment charge associated with the Arrow Group Acquisition and an impairment of a product right intangible asset in connection with the Specifar Acquisition for $13.9 million. During 2012, we recorded a $101.0 million impairment charge related to certain IPR&D assets acquired in the Specifar Acquisition. The impairments were related to delays in expected launch dates, and other competitive factors that resulted in lower forecasted pricing and additional projected manufacturing costs. These events led us to revise the estimated fair value of these IPR&D assets compared to the carrying values. In 2011, we recorded $102.8 million of impairment charges related to certain IPR&D assets due to changes in market conditions in certain international locations and forecasted performance of certain products not yet launched.

Upon successful completion of each project and approval of the product, we will make a separate determination of useful life of the intangible, transfer the amount to currently marketed products and amortization expense will be recorded over the estimated useful life.

Allocation of Acquisition Fair Values to Assets Acquired and Liabilities Assumed

We account for acquired businesses using the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recorded at date of acquisition at their respective fair values. The consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. The fair value of the consideration paid, including contingent consideration, is assigned to the underlying net assets of the acquired business based on their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Intangible assets, including IPR&D assets upon successful completion of the project and approval of the product, are amortized to amortization expense over the expected life of the asset. Significant judgments are used in determining the estimated fair values assigned to the assets acquired and liabilities assumed and in determining estimates of useful lives of long-lived assets. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future net cash flows, estimates of appropriate discount rates used to present value expected future net cash flow streams, the timing of approvals for IPR&D projects and the timing of related product launch dates, the assessment of each asset’s life cycle, the impact of competitive trends on each asset’s life cycle and other factors. These judgments can materially impact the estimates used to allocate acquisition date fair values to assets acquired and liabilities assumed and the future useful lives. For these and other reasons, actual results may vary significantly from estimated results.

Contingent Consideration and Other Commitments

We determine the acquisition date fair value of contingent consideration obligations based on a probability-weighted income approach derived from revenue estimates, post-tax gross profit levels and a probability assessment with respect to the likelihood of achieving contingent obligations including contingent payments such as milestone obligations, royalty obligations and contract earn-out criteria, where applicable. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined using the fair value concepts defined in ASC Topic 820 “Fair Value Measurement”. The resultant probability-weighted cash flows are discounted using an appropriate effective annual interest rate. At each reporting date, the contingent consideration obligation will be revalued to estimated fair value and changes in fair value will be reflected as income or expense in our consolidated statement of operations. Changes in the fair value of the contingent consideration obligations may result from changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving the various contingent payment obligations. Adverse changes in assumptions utilized in our contingent consideration fair value estimates could result in an increase in our contingent consideration obligation and a corresponding charge to operating income.

We are involved in various legal proceedings in the normal course of our business, including product liability litigation, intellectual property litigation, employment litigation and other litigation. We record reserves related to these legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable. Refer to “NOTE 21—Commitment and Contingencies” in the accompanying “Notes to the Consolidated Financial Statements” in this prospectus for a description of our significant current legal proceedings.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606” (“ASU 2014-09”) and the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standards (“IFRS”) 15, “Revenue from Contracts with Customers.” The issuance of these documents completes the joint effort by the FASB and the IASB to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). ASU 2014-09 will supersede the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU 2014-09 also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts.” In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, “Property, Plant, and Equipment,” and intangible assets within the scope of Topic 350, “Intangibles—Goodwill and Other”) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is evaluating the impact, if any, this pronouncement will have on future financial positions and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion provides forward-looking quantitative and qualitative information about our potential exposure to market risk. Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based on the likelihood of adverse changes in fair values, cash flows or future earnings. We are exposed to market risk for changes in the market values of our investments (Investment Risk) and the impact of interest rate changes (Interest Rate Risk) and the impact of foreign currency exchange changes (Foreign Currency Exchange Risk).

We maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and government agency obligations with ratings of A or better and money market funds. Our investments in marketable securities are governed by our investment policy which seeks to preserve the value of our principal, provide liquidity and maximize return on the Company’s investment against minimal interest rate risk. Consequently, our interest rate and principal risk are minimal on our non-equity investment portfolio. The quantitative and qualitative disclosures about market risk are set forth below.

Investment Risk

As of June 30, 2014, our total investments in marketable and equity securities of other companies, including equity method investments were $13.1 million (included in marketable securities and investments and other assets). The fair values of these investments are subject to significant fluctuations due to volatility of the stock market and changes in general economic conditions.

We regularly review the carrying value of our investments and identify and recognize losses, for income statement purposes, when events and circumstances indicate that any declines in the fair values of such investments below our accounting basis are other than temporary.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our non-equity investment portfolio and our floating rate debt. Our cash is invested in bank deposits and A-rated or better money market mutual funds.

Our portfolio of marketable securities includes U.S. treasury and agency securities classified as available-for-sale securities, with no security having a maturity in excess of two years. These securities are exposed to interest rate fluctuations. Because of the short-term nature of these investments, we are subject to minimal interest rate risk and do not believe that an increase in market rates would have a significant negative impact on the realized value of our portfolio.

Floating Rate Debt

At June 30, 2014, borrowings outstanding under the WC Term Loan Agreement and the Amended and Restated Term Loan were $3,023.4 million. Assuming a one percent increase in the applicable interest rate, annual interest expense under the WC Term Loan Agreement and the Amended and Restated ACT Term Loan would increase by approximately $30.2 million over the next twelve months.

Fixed Rate Debt

The Company has indebtedness outstanding under its senior notes. Changes in market interest rates generally affect the fair value of fixed-rate debt, but do not impact earnings or cash flows.

Foreign Currency Exchange Risk

We operate and transact business in various foreign countries and are, therefore, subject to the risk of foreign currency exchange rate fluctuations. The Company manages this foreign currency risk, in part, through operational means including managing foreign currency revenues in relation to same currency costs as well as managing foreign currency assets in relation to same currency liabilities. The Company is also exposed to the potential earnings effects from intercompany foreign currency assets and liabilities that arise from normal trade receivables and payables and other intercompany loans. The Company seeks to limit exposure to foreign exchange risk involving intercompany trade receivables and payables by settling outstanding amounts through normal payment terms. Other methodologies to limit the Company’s foreign exchange risks are being reviewed currently which may include foreign exchange forward contracts or options.

Net foreign currency gains and losses did not have a material effect on the Company’s results of operations for the three and six months ended June 30, 2014 or 2013, respectively.

Other

We do not believe that inflation has had a significant impact on our revenues or operations.

At this time, we have no material commodity price risks.

BUSINESS

Company History

Warner Chilcott Limited (the successor company of Actavis, Inc.) and its direct parent, Warner Chilcott plc (“Legacy Warner Chilcott”), were acquired by Actavis plc, the ultimate parent company, on October 1, 2013, pursuant to the transaction agreement dated May 19, 2013 among Actavis, Inc. (the predecessor of Warner Chilcott Limited), Legacy Warner Chilcott, Actavis plc, Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding Inc.) and Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2 Inc.) (“MergerSub”) whereby, (i) Actavis plc acquired Legacy Warner Chilcott (the “Warner Chilcott Acquisition”) pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 where each Legacy Warner Chilcott ordinary share was converted into 0.160 of an Actavis plc ordinary share (the “Actavis plc Ordinary Shares”), or $5,833.9 million in equity consideration, and (ii) MergerSub merged with and into Actavis, Inc., with Actavis, Inc. as the surviving corporation in the merger (the “Actavis Merger” and, together with the Warner Chilcott Acquisition, the “Warner Chilcott Transactions”). Following the consummation of the Warner Chilcott Transactions, Actavis, Inc. and Legacy Warner Chilcott became wholly-owned subsidiaries of Actavis plc. Each of Actavis, Inc.’s common shares was converted into one Actavis plc Ordinary Share.

On October 31, 2012, Watson Pharmaceuticals, Inc. completed the acquisition of the Actavis Group for a cash payment of €4.2 billion, or approximately $5.5 billion, and contingent consideration of up to 5.5 million newly issued shares of Actavis, Inc. which have since been issued (the “Actavis Group Acquisition”). Watson Pharmaceuticals, Inc.’s Common Stock was traded on the NYSE under the symbol “WPI” until close of trading on January 23, 2013, at which time Watson Pharmaceuticals, Inc. changed its corporate name to “Actavis, Inc.” and changed its ticker symbol to “ACT.”

Effective October 1, 2013, through a series of related-party transactions, Actavis plc contributed its indirect subsidiaries, including Actavis Inc. to Warner Chilcott Limited, which is not a publicly traded entity. References throughout to “we,” “our,” “us,” the “Company,” “Actavis” or “Warner Chilcott” refer to financial information and transactions of Watson Pharmaceuticals, Inc. prior to January 23, 2013, Actavis, Inc. from January 23, 2013 until October 1, 2013 and Warner Chilcott Limited and its subsidiaries subsequent to October 1, 2013.

On July 1, 2014, Actavis plc completed the acquisition of Forest Laboratories, Inc. (now known as Forest Laboratories, LLC) (“Forest”) in a cash and equity transaction valued at approximately $27.6 billion. Forest Common Stock was traded on the NYSE under the symbol “FRX” until close of our trading on June 30, 2014, at which time shares of the stock were converted into shares of “Actavis plc” under the symbol “ACT.” Refer to “NOTE 3—Acquisitions and Other Agreements” in the accompanying “Notes to Consolidated Financial Statements (audited)” in this prospectus for a description of the merger agreement.

Business Overview

Warner Chilcott Limited is a unique integrated global specialty pharmaceutical company focused on the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name (“brand,” “branded” or “specialty brand”), biosimilar and over-the-counter (“OTC”) pharmaceutical products. We also develop and out-license generic pharmaceutical products primarily in Europe through our Medis third-party business. Actavis markets a broad portfolio of branded and generic pharmaceuticals and develops innovative medicines for patients suffering from diseases principally in the central nervous system, gastroenterology, women’s health, urology, cardiovascular, respiratory and anti-infective therapeutic categories.

The Company has operations in more than 60 countries throughout North America (The United States of America (“U.S.”), Canada, and Puerto Rico) and the rest of world, including Europe (Europe, Russia, Commonwealth of Independent States (“CIS”), and Turkey), MEAAP (Middle East, Africa, Australia, and Asia Pacific) and Latin America (together with North America, the “Americas”) and operates more than 30 manufacturing and distribution facilities around the world. The U.S. remains our largest commercial market and represented more than half of total net revenues for each of 2013 and 2012. As of December 31, 2013, we marketed approximately 250 generic pharmaceutical product families and approximately 45 brand pharmaceutical product families in the U.S. and distributed approximately 12,725 SKUs through our Anda Distribution Division.

Our registered office address is Cannon’s Court 22, Victoria Street, Hamilton HM 12, Bermuda and our administrative headquarters are located at Morris Corporate Center III, 400 Interpace Parkway, Parsippany, NJ 07054. Our Internet website address is www.actavis.com. We do not intend this website address to be an active link or to otherwise incorporate by reference the contents of the website into this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments thereto are available free of charge on our Internet website. These reports are posted on our website as soon as reasonably practicable after such reports are electronically filed with the U.S. Securities and Exchange Commission (“SEC”). The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room or electronically through the SEC website (www.sec.gov). Within the Investors section of our website, we provide information concerning corporate governance, including our Corporate Governance Guidelines, Board Committee Charters and Composition, Code of Conduct and other information. Refer to “Forward-Looking Statements” in this document.

Transactions Accounted for As Business Acquisitions

Acquisition of Furiex Pharmaceuticals

On July 2, 2014, we announced that our subsidiary Forest Laboratories, LLC completed its acquisition of Furiex Pharmaceuticals, Inc. in an all-cash transaction valued at approximately $1.1 billion, and up to approximately $360.0 million in a Contingent Value Right (CVR) that may be payable based on the status of eluxadoline, Furiex’s lead product, as a controlled drug following approval. In connection with the close of the Furiex acquisition, we further announced that we closed the transaction related to the sale of Furiex’s royalties on alogliptin and Priligy® to Royalty Pharma for approximately $410.0 million.

Acquisition of Forest Laboratories

On July 1, 2014, pursuant to the agreement dated February 17, 2014, we completed the Forest Laboratories Acquisition in a cash and equity transaction valued at approximately $27.6 billion. The combination created one of the world’s fastest-growing specialty pharmaceutical companies, with annual revenues of more than $15.0 billion anticipated for 2015. Forest is a leading, fully integrated, specialty pharmaceutical company largely focused on the United States market. Forest markets a portfolio of branded drug products and develops new medicines to treat patients suffering from diseases principally in the following therapeutic areas: central nervous system, cardiovascular, gastrointestinal, respiratory, anti-infective, and cystic fibrosis. As a result of the transaction, Forest Laboratories became an indirect wholly-owned subsidiary of Actavis plc.

Akorn

On April 17, 2014, we entered into agreements with Akorn, Inc. (“Akorn”) and Hi-Tech Pharmacal Co. Inc. to purchase four currently marketed products and one product under development for cash consideration of $16.8 million. The agreements include three products marketed under ANDA: Ciprofloxacin Hydrochloride Ophthalmic Solution, Levofloxacin Ophthalmic Solution and Lidocaine Hydrochloride Jelly, and one product marketed under a NDA: Lidocaine/Prilocaine Topical Cream. The Company treated the purchase of the specific products as an acquisition of a business requiring that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. Included in the purchase price allocation was the fair value of inventory that the Company purchased of $0.7 million and $16.1 million for intangible assets. The Company also entered into a supply agreement with Akorn, under which Akorn will supply product for a period of either of two years or until an alternative supplier is found.

Acquisition of Silom Medical Company

On April 1, 2014, we completed the acquisition of Silom Medical Company, a privately held generic pharmaceutical company focused on developing and marketing therapies in Thailand, for approximately $103 million in cash. The acquisition of Silom Medical immediately elevated Actavis into a top-five position in the Thai generic pharmaceutical market, with leading positions in the ophthalmic and respiratory therapeutic categories and a strong cardiovascular franchise.

Acquisition of Legacy Warner Chilcott

On October 1, 2013, pursuant to the agreement dated May 19, 2013, we completed the Warner Chilcott Acquisition in a stock for stock transaction for a value, including the assumption of debt, of $9.2 billion. Legacy Warner Chilcott was a leading specialty pharmaceutical company focused on the women’s healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. The Warner Chilcott Acquisition expands our presence in specialty brands. Legacy Warner Chilcott’s financial results included in this prospectus do not include the financial results of Legacy Warner Chilcott as a stand-alone entity for any of the periods or at any of the dates presented prior to October 1, 2013. As a result of the transaction, Warner Chilcott Limited became an indirect wholly-owned subsidiary of Actavis plc.

Medicines360

On June 11, 2013, we entered into an exclusive license agreement with Medicines360 to market, sell and distribute Medicines360 LNG20 intrauterine device (“LNG20”) in the U.S. and in Canada for a payment of approximately $52.3 million. According to the terms of the agreement, we are also required to pay Medicines360 certain regulatory and sales based milestone payments totaling up to nearly $125.0 million plus royalties. Medicines360 retained the rights to market the product in the U.S. public sector, including family planning clinics that provide services to low-income women. LNG20, originally developed by Uteron Pharma S.P.R.L. in Belgium (now a subsidiary of the Company), is designed to deliver 20 mcg of levonorgestrel per day for the indication of long-term contraception, and is currently in Phase III clinical trials in the U.S. Pending FDA approval, the LNG20 product could be launched in the U.S. as early as 2014.

Metronidazole 1.3% Vaginal Gel

On May 1, 2013, we entered into an agreement to acquire the worldwide rights to Valeant’s metronidazole 1.3% vaginal gel antibiotic development product, a topical antibiotic for the treatment of bacterial vaginosis. Under the terms of the agreement, we will acquire the product upon FDA approval for approximately $57.0 million, which includes upfront ($1.0 million) and certain milestone payments ($11.0 million) and guaranteed royalties for the first three years of commercialization. Upon FDA approval, or receipt of product launch quantity, we will account for this transaction using the acquisition method of accounting. In the event of generic competition on metronidazole 1.3%, and should we choose to launch an authorized generic product, we would share the gross profits of the authorized generic with Valeant.

Acquisition of Uteron Pharma SA

On January 23, 2013, the Company completed the acquisition of Belgium-based Uteron Pharma SA. The acquisition was consummated for a cash payment of $142.0 million, plus assumption of debt and other liabilities of $7.7 million and up to $155.0 million in potential future milestone payments (the “Uteron Acquisition”). The Uteron Acquisition expanded the Company’s pipeline of Women’s Health products including two potential near term commercial opportunities in contraception and infertility, and one novel oral contraceptive. Several additional products in earlier stages of development were also included in the acquisition. This transaction is consistent with our growth strategy, which is focused on expanding our branded product portfolio globally.

Acquisition of Actavis Group

On October 31, 2012, we completed the Actavis Group Acquisition. Actavis Group was a privately held generic pharmaceutical company specializing in the development, manufacture and sale of generic pharmaceuticals. Actavis plc’s consolidated financial statements included in this prospectus do not include the financial results of the Actavis Group for any of the periods or at any of the dates presented prior to November 1, 2012.

With the acquisition of Actavis Group, the Company became the third largest global generics pharmaceutical company with operations in more than 60 countries. The acquisition expanded the Company’s core leadership position in modified release, solid oral dosage and transdermal products into semi-solids, liquids and injectables. The result is a broader and more diversified global product portfolio, and an expanded development pipeline. As of December 31, 2013, the combined company had approximately 195 ANDAs pending at the FDA.

Acquisition of Ascent Pharmahealth Ltd.

On January 24, 2012, we completed the acquisition of Ascent Pharmahealth Ltd. (“Ascent”), the Australian and Southeast Asian generic pharmaceutical business of Strides Arcolab Ltd, for AU$376.6 million in cash, or approximately $392.6 million, including working capital adjustments. As a result of the acquisition, the Company enhanced its commercial presence in Australia and we gained a selling and marketing capability in Southeast Asia through Ascent’s line of branded generic and OTC products.

Acquisition of Specifar Pharmaceuticals

On May 25, 2011, we completed the acquisition of Specifar Pharmaceuticals, a privately-held multinational generic pharmaceutical company for €400.0 million, or approximately $561.7 million in cash, subject to a net of working capital adjustment of €1.5 million, or approximately $2.2 million. As a result of the acquisition, we enhanced our commercial presence in key European markets through Specifar’s portfolio of approved products. The transaction also gave the Company a strong branded-generic commercial presence in the Greek pharmaceutical market.

Other Business Development Activities

Actavis completed additional business development activities to expand its Actavis Pharma development and commercial capabilities.

Palau Pharma S.A. Agreement

On August 1, 2013, we entered into a purchase agreement with Palau to acquire worldwide product rights to develop and commercialize albaconazole for the treatment of candidiasis. We simultaneously entered into a manufacturing and supply agreement with Palau for the supply of clinical and commercial quantities of the products. In connection with the execution of the agreements, we paid an upfront non-refundable payment of €10.0 million, or $13.4 million to Palau, which was recorded as R&D expense in the year ended December 31, 2013. The agreement also provides for certain future milestone payments up to €18.0 million in the aggregate, upon the successful completion of Phase III trials of the products and regulatory approvals.

Zovirax® Ointment and Cream

On April 5, 2013, we entered into an agreement with Valeant to be the exclusive marketer and distributor of the authorized generic version of Valeant’s Zovirax® ointment (acyclovir 5%) product. Under the terms of the agreement, Valeant will supply a generic version of Valeant’s Zovirax® ointment product and we will market and distribute the product in the U.S. Additionally, we were granted the exclusive right by Valeant to co-promote Zovirax® cream (acyclovir 5%) to obstetricians and gynecologists in the U.S. and we granted Valeant the exclusive right to co-promote our Cordran® Tape (flurandrenolide) product in the U.S. Under the terms of the agreement related to the co-promotion of Zovirax® cream, we will utilize our existing sales and marketing structure to promote the product and we will receive a co-promotion fee from sales generated by prescriptions written by our defined targeted physician group. The fees earned under the Zovirax cream co-promotion arrangement will be recognized in other revenues in the period earned. Under the terms of the Cordran® Tape co-promotion agreement, Valeant will utilize its existing Dermatology sales and marketing structure to promote the product, and will receive a co-promotion fee on sales. The fees paid to Valeant under the Cordran® Tape arrangement will be recognized in the period incurred as selling and marketing expenses.

Actavis Pharma Business Development

Generic Concerta® and Lidoderm®

The Company’s two most significant products in 2013 were the authorized generic version of Concerta® (methylphenidate ER) and Lidoderm® (lidocaine topical patch 5%), which on a combined basis comprised 14% of the Actavis Pharma Segment’s revenues. These products are sold pursuant to exclusive marketing arrangements.

In November 2010, we entered into an exclusive agreement with Ortho-McNeil-Janssen Pharmaceuticals, Inc. (“OMJPI”) to market the authorized generic version of Concerta® (methylphenidate ER). Under the terms of the agreement, the product is supplied by OMJPI. We launched our authorized generic of Concerta® on May 1, 2011. Under the terms of our agreement with OMJPI, we agreed to pay a royalty to OMJPI based on the gross profit of product revenues as defined in the agreements. During 2012, the royalty payable to OMJPI ranged from 50% to 55% of sales. In 2013, our royalty payable on sales of methylphenidate ER declined to 30% when a third party competitor launched a competing bioequivalent product. The change in royalty was a one-time event and was applied on a strength-by-strength basis following the launch of the first third party generic competitor. This royalty includes the cost of the product supplied by OMJPI. In May 2014, we extended the agreement with OMJPI. Under the terms of the extended agreement, OMJPI will continue to manufacture and supply Actavis with all dosage strengths of the authorized generic version of Concerta®, and Actavis will continue to market and distribute the product in the United States. OMJPI will receive 50 percent of the net sales from Actavis’ product. The extended agreement with OMJPI expires on December 31, 2017 and is subject to normal and customary early termination provisions. The agreement with OMJPI has been accounted for as a distribution arrangement. Accordingly, we recorded the net sales of the authorized generic product in the period earned and reflected the cost of product sold and the royalty payments to OMJPI in costs of goods sold in the period incurred.

We entered into an agreement with Endo Pharmaceuticals Inc. (“Endo”) and Teikoku Seiyaku Co., Ltd to settle all outstanding patent litigation related to our generic version of Lidoderm®. Lidoderm® is a local anesthetic indicated to relieve post-shingles pain. Per the terms of the agreement, on September 15, 2013, we launched our generic version of Lidoderm® (lidocaine topical patch 5%) to customers in the U.S. more than two years before the product’s patents expire. Under applicable Hatch Waxman rules, we believe we are entitled to 180 days of marketing exclusivity. Additionally, under the terms of the agreement, we received and distributed branded Lidoderm® prior to the launch of the generic version of Lidoderm®.

License and supply agreement with Merck for Oxytrol® OTC

In November 2007, the Company entered into a license and supply agreement for Oxytrol® with Merck, Inc. Under terms of the agreement, Actavis will supply the Oxytrol® product to Merck and Merck will package, distribute, sell and market the product over-the-counter in the U.S. for the treatment of over active bladder in women (“OAB”). The agreement entitles Actavis to retain marketing rights for the prescription Oxytrol® product. After conducting numerous clinical trials, Merck submitted the application in March of 2012 and received FDA approval on January 25, 2013 as the first OTC product for the treatment of OAB.

Amgen Collaboration

In December 2011, we entered into the Amgen Collaboration Agreement. Amgen has assumed primary responsibility for developing, manufacturing and initially commercializing the oncology antibody products. The Company will contribute up to $282.2 million (as of June 30, 2014) in co-development costs over the remaining course of development, including the provision of development support, and will share product development risks. In addition, we will contribute our significant expertise in the commercialization and marketing of products in highly competitive specialty and generic markets, including helping effectively manage the lifecycle of the biosimilar products. The collaboration products are expected to be sold under a joint Amgen/Actavis label. We will initially receive royalties and sales milestones from product revenues. The collaboration will not pursue biosimilars of Amgen’s proprietary products.

Global Licensing Agreement for Biosimilar Herceptin®

On July 13, 2012, the Company entered into a global license agreement with Synthon, obtaining an exclusive license to its trastuzumab molecule, which is being developed as a biosimilar to Herceptin®. Actavis subsequently contributed the product to the Company’s biosimilar collaboration with Amgen. Amgen and Actavis will assume all responsibility for worldwide development and commercialization of biosimilar trastuzumab, including Phase III clinical trials and global manufacturing. The agreement entitles Synthon to an initial payment and the opportunity to receive a milestone payment and royalties on net sales. Synthon will also receive compensation for transitional support activities provided under the agreement.

Amendment to Sanofi Collaboration Agreement

On October 28, 2013, Warner Chilcott Company, LLC (“WCCL”), our indirect wholly-owned subsidiary, and Sanofi entered into an amendment (the “Sanofi Amendment”) to the global collaboration agreement as amended (the “Collaboration Agreement”) to which WCCL and Sanofi are parties. WCCL and Sanofi co-develop and market Actonel® and Atelvia® (risedronate sodium) on a global basis, excluding Japan.

Pursuant to the Sanofi Amendment, the parties amended the Collaboration Agreement with respect to Actonel® and Atelvia® in the U.S. and Puerto Rico (the “Exclusive Territory”) to provide that, in exchange for the payment of a lump sum of $125.0 million by WCCL to Sanofi in the year ended December 31, 2013, WCCL’s obligations with respect to the global reimbursement payment, which represented a percentage of Actavis’ net sales as defined, as it relates to the Exclusive Territory for the year ended December 31, 2014 shall be satisfied in full. The Sanofi Amendment did not and does not apply to or affect the parties’ respective rights and obligations under the Collaboration Agreement with respect to (i) the remainder of 2013 or (ii) territories outside the Exclusive Territory.

Disposals

Lincolnton Manufacturing Facility

During the six months ended June 30, 2014, we sold assets in our Lincolnton manufacturing facility. As of March 31, 2014, these assets were held for sale resulting in an impairment charge of $5.7 million in the three months ended March 31, 2014. During the three months ended June 30, 2014, we sold the manufacturing facility to G&W for $21.5 million. In addition, the Company and G&W entered into a supply agreement, whereby G&W will supply the Company product during a specified transition period. We allocated the fair value of the consideration to the business sold of $25.8 million and the supply agreement, which resulted in a prepaid asset to be amortized into cost of sales over the transition period of $4.3 million. As a result of the final sales terms, we recorded a gain on business sold of $6.6 million and $0.9 million during the three and six months ended June 30, 2014, respectively.

Actavis (Foshan) Pharmaceuticals Co., Ltd.

During the year ended December 31, 2013, we held our Chinese subsidiary, Actavis (Foshan) Pharmaceuticals Co., Ltd. (“Foshan”), for sale. On January 24, 2014, we completed an agreement with Zhejiang Chiral Medicine Chemicals Co., Ltd to acquire our interest in Foshan (the “Foshan Sale”). We intend to continue further commercial operations in China in collaboration with our preferred business partners. As a result of the transaction, we recognized an impairment on the net assets held for sale of $8.4 million in the year ended December 31, 2013.

Western European Assets

During the year ended December 31, 2013, we held for sale our Actavis Pharma commercial infrastructure in France, Italy, Spain, Portugal, Belgium, Germany and the Netherlands, including products, marketing authorizations and dossier license rights. On April, 1, 2014; we completed an agreement with Aurobindo PharmaLimited to acquire these businesses. We also entered into a long-term strategic supply agreement with Aurobindo. We believe that the divestiture allows the Company to focus on faster growth markets including Central and Eastern Europe, and other emerging markets which we believe will enhance our long-term strategic objectives.

Sale of Changzhou Watson Pharmaceuticals Co., Ltd

On November 27, 2013, we completed the Changzhou Sale for a total consideration of $8.0 million. As a result of the sale, we recorded a gain of $2.3 million in other income (expense) in the year ended December 31, 2013.

Rugby OTC Business

On October 29, 2012, we completed the Rugby Sale to Harvard for $116.6 million. Under the terms of the agreement, Harvard acquired the Rugby trademark and all rights to market, sell and distribute OTC products and nicotine gum products sold under the trademark. We retained all rights to manufacture, sell and distribute all store-branded OTC and nicotine gum products, as well as other non-Rugby OTC products in our portfolio. We retained ownership of our nicotine gum ANDAs, as well as nicotine gum manufacturing facilities. Also, as part of the transaction, we entered into a supply and license agreement with Harvard under which we manufacture and supply nicotine gum products sold under the Rugby and Major labels. Major is Harvard’s existing private label brand.

Sale of Moksha8 Ownership

On October 22, 2012, we sold our investment in Moksha8 for $46.6 million. Simultaneously, we expanded our ongoing sales and marketing collaboration with Moksha8 by granting a license to Moksha8 for five new branded generic products to be developed for the Brazilian and Mexican markets in exchange for defined milestones and sales royalties. We retained generic marketing rights in each market for all products licensed to Moksha8. As a result of the sale, we recorded a gain of $28.8 million in other income (expense) in the year ended December 31, 2012. During the year ended December 31, 2013, we terminated the agreement with Moksha8, resulting in a loss of $4.0 million.

Business Description

Prescription pharmaceutical products in the U.S. generally are marketed as either generic or brand pharmaceuticals. Actavis markets a broad portfolio of branded and generic pharmaceuticals and develops innovative medicines for patients suffering from diseases principally in the central nervous system, gastroenterology, women’s health, urology, cardiovascular, respiratory and anti-infective therapeutic categories.

Generic pharmaceutical products are bioequivalents of their respective brand products, or in cases of protein-based biologic therapies, biosimilar, and provide a cost-efficient alternative to brand products. Brand pharmaceutical products are marketed under brand names through programs that are designed to generate physician and consumer loyalty. Through our Anda Distribution Segment, we distribute pharmaceutical products, primarily generics, which have been commercialized by us and others, to pharmacies and physicians’ offices.

As a result of the differences between the types of products we market and/or distribute and the methods by which we distribute these products, we operate and manage our business as two distinct operating segments: Actavis Pharma and Anda Distribution.

Business Strategy

We apply three key strategies to achieve growth for our Actavis Pharma business: (i) internal development of differentiated and high-demand generic and specialty brands products, including, in certain circumstances as it relates to generics, challenging patents associated with these products, (ii) establishment of strategic alliances and collaborations and (iii) acquisition of products and companies that complement our current business. The Company also develops and out licenses generic pharmaceutical products through its Medis third party business. Our Medis third-party business has a broad portfolio of more than 175 developed products for out licensing to approximately 330 customers, primarily in Europe. Our Anda Distribution business distributes products for approximately 400 suppliers and is focused on providing next-day delivery and responsive service to its customers. Our Anda Distribution business also distributes a number of generic and brand products in the U.S. Growth in our Anda Distribution business will be largely dependent upon FDA approval of new generic products in the U.S. and expansion of our base of suppliers.

Based upon business conditions, our financial strength and other factors, we regularly reexamine our business strategies and may change them at any time. See “Risk Factors—Risks Related to Our Business.”

Actavis Pharma Segment

Newly developed pharmaceutical products normally are patented or have market exclusivity and, as a result, are generally offered by a single provider when first introduced to the market. We market a number of branded products in our key therapeutic categories to physicians, hospitals, and other markets that we serve. These patented and off-patent trademarked products are brand pharmaceutical products. In July 2014, as a result of the Forest Laboratories Acquisition, we began promoting a number of additional brand products in new therapeutic categories, including, but not limited to, Namenda®, Saphris®, Fetzima™, Viibryd®, Linzess® and Bystolic®. In October 2013, as a result of the Warner Chilcott Acquisition, we began promoting a number of additional brand products, including, but not limited to, Actonel®, Asacol® HD, Atelvia®, Delzicol®, Doryx®, Estrace® Cream, Enablex®, Lo Loestrin® Fe and Minastrin® 24 Fe. In April 2012, we launched Gelnique 3%TM (oxybutynin), a clear, odorless topical gel that has been shown to be an effective and safe treatment for OAB. Gelnique 3%TM was obtained through an exclusive licensing agreement with Antares Pharma, Inc.

In certain cases where patents or other regulatory exclusivity no longer protect a brand product, or other opportunities might exist, we seek ways to introduce generic counterparts to the brand product. These generic products are bioequivalent to their brand name counterparts and are generally sold at significantly lower prices than the brand product. Within the Company’s North American Brand and North American Generics reporting units, the United States is the primary contributing market. While our U.S. business will continue to be the dominant source of revenue for the Company, based on our current portfolio we would expect international revenue to represent an increasing percentage of total revenues in future periods due to the Actavis Group Acquisition in October 2012.

Net revenues in our Actavis Pharma segment accounted for $7.5 billion, $4.9 billion and $3.8 billion, or approximately 86.2%, 83.3% and 83.1% of our total net revenues in the years ended December 31, 2013, 2012 and 2011, respectively. Our Actavis Pharma business in North America remains the dominant source of revenue for the Company with approximately 66.5%, 80.2% and 88.7% of 2013, 2012 and 2011 segment net revenue coming from our North American businesses, respectively. In particular, North American brand revenues accounted for 14.2%, 9.7% and 11.3% of the Actavis Pharma net revenues in the years ended December 31, 2013, 2012 and 2011, respectively, and North American generic revenues accounted for 52.3%, 70.5% and 77.4% of the Actavis Pharma net revenues in the years ended December 31, 2013, 2012 and 2011, respectively.

Other revenue, which consists primarily of royalties, milestone receipts, commission income and revenue from licensing arrangements totaled $185.8 million, $131.7 million and $123.1 million our total Actavis Pharma segment net revenue for the years ended December 31, 2013, 2012 and 2011, respectively.

Actavis Pharma Strategy

Our Actavis Pharma business is focused on maintaining a leading position within both the North American, and in particular, the U.S. market and our key international markets and strengthening our global position by offering a consistent and reliable supply of quality products.

Our strategy in the U.S. is to develop pharmaceuticals that are difficult to formulate or manufacture or will complement or broaden our existing product lines. Internationally, we seek to grow our market share in key markets while expanding our presence in new markets. We plan to accomplish this through new product launches, filing existing products overseas and in-licensing products through acquisitions and strategic alliances.

We predominantly market our generic products to various drug wholesalers, mail order, government and national retail drug and food store chains utilizing a small team of sales and marketing professionals. We market our brand products through approximately 3,500 active sales professionals in the world. Our sales and marketing efforts focus on physicians, specifically urologists, obstetricians, dermatologists, gastroenterologists and gynecologists, who specialize in the diagnosis and treatment of particular medical conditions. Each group offers products to satisfy the unique needs of these physicians. We also co-promote products within our targeted therapeutic areas. Additionally, we distribute third parties’ brand products (sometimes known as “Authorized Generics”) to the extent such arrangements are complementary to our core business.

We have maintained an ongoing effort to enhance efficiencies and reduce costs in our manufacturing operations.

Generic Product Portfolio

Our U.S. portfolio of approximately 250 generic pharmaceutical product families includes the following key products:

Actavis Generic Product	Comparable Brand Name	Therapeutic Classification
Amethia™	Seasonique®	Oral contraceptive
Bupropion hydrochloride ER	Wellbutrin XL®	Anti-depressant
Buprenorphine HCI, Naloxone HCI	Suboxone®	Anti-depressant
Desonide lotion and cream	Desowen®	Dermatology
Doxycycline hyclate	Vibramycin®	Antibiotic
Dronabinol	Marinol®	Antiemetic
Duloxetine HCI	Cymbalta®	Anti-depressant
Enoxaparin sodium	Lovenox®	Anticoagulant
Fentanyl transdermal system	Duragesic®	Analgesic/narcotic combination
Glipizide ER	Glucotrol XL®	Anti-diabetic
Hydrocodone bitartrate/ acetaminophen	Lorcet®, Lorcet® Plus, Lortab®, Norco®/Anexsia®, Maxidone®, Vicodin®, Vicodin ES®, Vicodin HP®	Analgesic
Levalbuterol inhaltion solution	Xopenex® Inhalation Solution	Broncodiolator
Lidocaine topical patch 5%	Lidoderm®	Anesthetic
Methylphenidate ER	Concerta®	Hypertension, attention-deficit/ hyperactivity disorder
Metoprolol succinate	Toprol XL®	Anti-hypertensive
Microgestin®/Microgestin® Fe	Loestrin®/Loestrin® Fe	Oral contraceptive
Mixed Amphetamine Salts ER	Adderall XR® CII	Hypertension, attention-deficit/ hyperactivity disorder
Modafinil	Provigil®	Sleep disorder
Morphine sulfate	Kadian®	Analgesic
Next Choice One DoseTM	Plan B One-Step®	Emergency oral contraceptive
Potassium	Micro-K®, K-Dur®	Hypokalemia
Permethrin	Elimite	Dermatology
Valsartan	Diovan®	Hypertension

In the U.S., we predominantly market our generic products to various drug wholesalers, mail order, government and national retail drug and food store chains utilizing a small team of sales and marketing professionals. We sell our generic prescription products primarily under the “Watson Laboratories,” “Watson Pharma” and “Actavis Pharma” labels, and our OTC generic products under private label. In early 2013, following the renaming of Watson Pharmaceuticals, Inc. to Actavis, Inc., efforts began to change the underlying “Watson” subsidiary and legal entity names to an “Actavis” name.

During 2013, on a combined business, we expanded our generic product line with the launch of approximately 700 generic products globally. Key U.S. generic launches in 2013 included a generic Lidoderm® (lidocaine topical patch 5%), Suboxone® (buprenorphine HCL / nalaxone HCL), Diovan® (valsartan), Provigil® (modafinil), Desowen® (desonide lotion and cream) and Cymbalta® (duloxetine HCI).

Brand Product Portfolio

Our portfolio of more than 45 brand pharmaceutical product families includes the following key products:

Actavis Brand Product	Active Ingredient	Therapeutic Classification
Actonel®	Risedronate	Osteoporosis
Androderm®	Testosterone (transdermal patch)	Male testosterone replacement
Asacol® HD	Mesalamine	Ulcerative Colitis
Atelvia®	Risedronate	Osteoporosis
Bystolic®	Nebivolol	Hypertension
Crinone®	Progesterone	Progesterone supplementation
Delzicol®	Mesalamine	Ulcerative Colitis
Doryx®	Doxycycline hyclate	Acne
Enablex®	Darifenacin	Overactive bladder
Estrace® Cream	Estradiol	Hormone Therapy
Fetzima™	Levomilnacipran	Major depressive disorder (MDD)
Generess® Fe	Ethinyl estradiol and norethindrone	Oral contraceptive
INFeD®	Iron dextran	Hematinic
Kadian®	Morphine sulfate	Opioid analgesic
Linzess®	Linaclotide	Irritable bowel syndrome (IBS-C)
Lo Loestrin® Fe	Ethinyl estradiol and norethindrone	Oral contraceptive
Minastrin® 24 Fe	Ethinyl estradiol and norethindrone	Oral contraceptive
Namenda®	Memantine HCl	Alzheimer’s disease
Oxytrol®	Oxybutnin (transdermal patch)	Overactive bladder
Rapaflo®	Silodosin	Benign prostatic hyperplasia
Saphris®	Asenapine	Schizophrenia/Bipolar disorder
Trelstar®	Triptorelin pamoate injection	Prostate cancer
Viibryd®	Vilazodone HCl	Major depressive disorder (MDD)

Our key promoted products are Actonel®, Androderm®, Asacol® HD, Atelvia®, Bystolic®, Crinone®, Delzicol®, Doryx®, Enablex®, Estrace® Cream, Fetzima™, Generess® Fe, Linzess®, Lo Loestrin® Fe, Minastrin® 24 Fe, Namenda®, Rapaflo®, Saphris® ,Trelstar® and Viibryd. Our Actavis Pharma segment also receives other revenues consisting of co-promotion revenue and royalties. We promote AndroGel® on behalf of Abbvie Inc.

Operations in Key International Markets

Approximately 33.5%, 19.8% and 11.3% of our Actavis Pharma revenue was derived outside of North America in 2013, 2012 and 2011, respectively, primarily in Western Europe and Australia.

Research and Development

We devote significant resources to the R&D of brand products, generic products, biosimilars and proprietary drug delivery technologies. We incurred R&D expenses of approximately $616.9 million, $402.5 million and $306.6 million in the years ended December 31, 2013, 2012 and 2011, respectively. We are presently developing a number of products through a combination of internal and collaborative programs.

Our R&D strategy focuses on the following product development areas:

•	the application of proprietary drug-delivery technology for new product development in specialty areas;

•	the acquisition of mid-to-late development-stage brand drugs and biosimilars;

•	off-patent drugs that are difficult to develop or manufacture, or that complement or broaden our existing product lines; and

•	the development of sustained-release, semi-solid, liquid, oral transmucosal, transdermal, gel, injectable, and other drug delivery technologies and the application of these technologies to proprietary drug forms.

We conduct R&D through a network of approximately 17 global R&D centers. As of December 31, 2013, we conducted the majority of our R&D activities in Davie and Weston, Florida; Salt Lake City, Utah; Elizabeth, New Jersey; Owings Mills, Maryland and Mumbai, India.

As of December 31, 2013, we had more than 195 ANDAs on file in the U.S. Refer to the “Government Regulation and Regulatory Matters” section below for a description of our process for obtaining FDA approval for our products. Refer to “Risk Factors—Risks Relating to Investing in the Pharmaceutical Industry—Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development, manufacturing and distribution capabilities.”

As of December 31, 2013, we were developing a number of brand products, some of which utilize novel drug-delivery systems, through a combination of internal and collaborative programs including the following:

Project/Product	Potential Indication / Disease Area	Business Franchise	Formulation/ Route of Administration	Current Phase
Albaconazole VVC	Vulvovaginal candidiasis	Women’s Health		II
E4/Progestin OC	Oral Contraception	Women’s Health	Solid oral dose	II
WC3055 Udenafil BPH	BPH + Erectile Dysfunction	Urology	Solid oral dose	II
WC3035 Sarecycline	Moderate to severe acne	Dermatology	Solid oral dose	II
Oxybutynin Hyperhidrosis	Hyperhidrosis	Dermatology		II
Albaconazole Onychomycosis	Onychomycosis	Dermatology		II
Esmya®-Fibroids (US)	Treatment of signs and symptoms of uterine fibroids	Women’s Health	Solid oral dose	III
Diafert™	Improve embryo selection in IVF	Women’s Health	Testing kit	III
WC3011 E2 Vaginal Cream	Hormone therapy	Women’s Health	Vaginal cream/gel	III
WC3043 Udenafil ED	Erectile Dysfunction	Urology	Solid oral dose	III
Amg/Act Herceptin®	HER2 positive malignancies	Biologic	Intravenous vial	III
Amg/Act Avastin®	Various malignancies	Biologic	Intravenous vial	III
rFSH	Development of multiple follicles in ART program (IVF)	Biologic	Subcutaneous injectable pen	III
WC2055 Doxycycline NextGen	Doxycycline class labeling, including moderate/severe acne	Dermatology	Solid oral dose	III

We also have a number of products in development as part of our life-cycle management strategy on our existing product portfolio.

Biosimilars

In July 2010, the Company entered into an exclusive, worldwide licensing agreement with Itero Biopharmaceuticals, Inc. (“Itero”), a venture-backed specialty biopharmaceutical company, to develop and commercialize Itero’s recombinant follicle stimulating hormone (“rFSH”) product. In 2012, the product began clinical development as a biosimilar molecule for in vitro fertilization. Under the terms of the agreement, Actavis paid Itero an undisclosed licensing fee and will make additional payments based on the achievement of certain development and regulatory performance milestones. Upon successful commercialization, Actavis will also pay Itero a percentage of net sales or net profits in various regions of the world. Actavis assumed responsibility for all future development, manufacturing, and commercial expenses related to Itero’s rFSH product.

In December 2011, we entered into the Amgen Collaboration Agreement. The Company will contribute co-development costs over the remaining course of development, including the provision of development support, and will share product development risks. At June 30, 2014, Actavis’ maximum potential remaining co-development obligation under this agreement was $282.2 million. In addition, we will contribute our significant expertise in the commercialization and marketing of products in highly competitive specialty and generic markets, including helping effectively manage the lifecycle of the biosimilar products. The collaboration products are expected to be sold under a joint Amgen/Actavis label. We will initially receive royalties and sales milestones from product revenues. The collaboration will not pursue biosimilars of Amgen’s proprietary products.

Anda Distribution Segment

Our Anda Distribution business primarily distributes generic and selected brand pharmaceutical products, vaccines, injectables and OTC medicines to independent pharmacies, alternate care providers (hospitals, nursing homes and mail order pharmacies), pharmacy chains and physicians’ offices. Additionally, we sell to members of buying groups, which are independent pharmacies that join together to enhance their buying power. We believe that we are able to effectively compete in the distribution market, and therefore optimize our market share, based on three critical elements: (i) competitive pricing, (ii) high levels of inventory for approximately 12,725 SKUs as of December 31, 2013 for responsive customer service that includes, among other things, next day delivery to the entire U.S., and (iii) well established telemarketing relationships with our customers, supplemented by our electronic ordering capabilities. While we purchase most of the approximate 12,725 SKUs in our Anda Distribution operations from third party manufacturers, we also distribute our own products and our collaborative partners’ products. We are the only U.S. pharmaceutical company that has meaningful distribution operations with direct access to independent pharmacies.

Revenue growth in our distribution operations will primarily be dependent on the launch of new products, offset by the overall level of net price and unit declines on existing distributed products and will be subject to changes in market share.

We presently distribute products from our facilities in Weston, Florida, Groveport, Ohio, and Olive Branch, Mississippi. In 2012, we completed construction of the 234,000 square foot distribution facility in Olive Branch, Mississippi and over time, we expect to relocate our Groveport, Ohio distribution operations to this new facility.

Financial Information About Segments and Geographic Areas

Actavis evaluates the performance of its Actavis Pharma and Anda Distribution business segments based on net revenues and segment contribution. Summarized net revenues and segment contribution information for each of the last three fiscal years in the U.S. and internationally, where applicable, is presented in “NOTE 17—Segments” in the accompanying “Notes to Consolidated Financial Statements (audited)” in this prospectus.

Customers

In our Actavis Pharma operations, we sell our generic products primarily to drug wholesalers, retailers and distributors, including national retail drug and food store chains, hospitals, clinics, mail order, government agencies and managed healthcare providers such as health maintenance organizations and other institutions and we actively promote our branded products to primary care and specialist physicians. In our Anda Distribution business, we distribute generic and brand pharmaceutical products to independent pharmacies, alternate care providers (hospitals, nursing homes and mail order pharmacies), pharmacy chains, physicians’ offices and buying groups.

Sales to certain of our customers accounted for 10% or more of our annual net revenues during the past three years. The acquisitions of Legacy Warner Chilcott and the Actavis Group, and the related change in the mix of global sales resulting from these acquisitions had the impact of lowering overall concentration risk for us. The following table illustrates any customer, on a global basis, which accounted for 10% or more of our annual net revenues in any of the past three fiscal years and the respective percentage of our net revenues for which they account for each of the last three years:

Customer	2013	2012	2011
McKesson Corporation	11%	14%	14%
Walgreens	9%	16%	16%

McKesson and certain of our other customers comprise a significant part of the distribution network for pharmaceutical products in North America. As a result, a small number of large, wholesale distributors and large chain drug stores control a significant share of the market. This concentration may adversely impact pricing and create other competitive pressures on drug manufacturers. Our Anda Distribution business competes directly with our large wholesaler customers with respect to the distribution of generic products.

The loss of any of these customers could have a material adverse effect on our business, results of operations, financial condition and cash flows. Refer to “Risk Factors—Risk Relating to Investing in the Pharmaceutical Industry—Sales of our products may continue to be adversely affected by the continuing consolidation of our distribution network and the concentration of our customer base.”

Competition

The pharmaceutical industry is highly competitive. In our Actavis Pharma business, we compete with different companies depending upon product categories, and within each product category, upon dosage strengths and drug delivery systems. Such competitors include the major brand name and generic manufacturers of pharmaceutical products. In addition to product development, other competitive factors in the pharmaceutical industry include product quality and price, reputation and service and access to proprietary and technical information. It is possible that developments by others will make our products or technologies noncompetitive or obsolete.

We actively compete in the generic pharmaceutical industry. Revenues and gross profit derived from the sales of generic pharmaceutical products tend to follow a pattern based on certain regulatory and competitive factors. As patents and regulatory exclusivity for brand name products expire or are successfully challenged, the first off-patent manufacturer to receive regulatory approval for generic equivalents of such products is generally able to achieve significant market penetration. As competing off-patent manufacturers receive regulatory approvals on similar products, market share, revenues and gross profit typically decline, in some cases dramatically. Accordingly, the level of market share, revenues and gross profit attributable to a particular generic product normally is related to the number of competitors in that product’s market pricing and the timing of that product’s regulatory approval and launch, in relation to competing approvals and launches. Consequently, we must continue to develop and introduce new products in a timely and cost-effective manner to maintain our revenues and gross profit. In addition to competition from other generic drug manufacturers, we face competition from brand name companies in the generic market. Many of these companies seek to participate in sales of generic products by, among other things, collaborating with other generic pharmaceutical companies or by marketing their own generic equivalent to their brand products as Authorized Generics. Our major competitors include Teva Pharmaceutical Industries, Ltd., Mylan and Sandoz, Inc. (a division of Novartis AG). Refer to “Risk Factors—Risks Related to Investing in the Pharmaceutical Industry—The pharmaceutical industry is highly competitive and our future revenue growth and profitability are dependent on our timely development and launches of new products ahead of our competitors.”

Competing in the brand product business requires us to identify and bring to market new products embodying technological innovations. Successful marketing of brand products depends primarily on the ability to communicate their effectiveness, safety and value to healthcare professionals in private and group practices, and receive formulary status from managed care organizations. We anticipate that our brand product offerings will support our existing areas of therapeutic focus. Based upon business conditions and other factors, we regularly reevaluate our business strategies and may, from time to time, reallocate our resources from one therapeutic area to another, withdraw from a therapeutic area or add an additional therapeutic area in order to maximize our overall growth opportunities. Our competitors in brand products include major brand name manufacturers of pharmaceuticals. Many of our competitors have been in business for a longer period of time, have a greater number of products on the market and have greater financial and other resources than we do. If we directly compete with them for certain contracted business, such as the Pharmacy Benefit Manager business, and for the same markets and/or products, their financial strength could prevent us from capturing a meaningful share of those markets.

In our Anda Distribution business, we compete with a number of large wholesalers and other distributors of pharmaceuticals, including McKesson, AmerisourceBergen and Cardinal, which distribute both brand and generic pharmaceutical products to their customers. These same companies are significant customers of our Actavis Pharma business. As generic products generally have higher gross margins than brand products for a pharmaceutical distribution business, each of the large wholesalers, on an increasing basis, are offering pricing incentives on brand products if the customers purchase a majority of their generic pharmaceutical products from the primary wholesaler. As we do not offer as broad a portfolio of brand products to our customers as some of our competitors, we are at times competitively disadvantaged. Increased competition in the generic industry as a whole may result in increased price erosion in the pursuit of market share. Refer to “Risk Factors—Risks Related to Our Business—Our Anda Distribution operations compete directly with significant customers of our generic and brand businesses.”

Manufacturing, Suppliers and Materials

We manufacture many of our own finished products at our plants including major manufacturing sites in Athens, Greece; Barnstaple, UK; Birzebbugia, Malta; Corona, California; Cincinnati, OH; Davie, Florida; Nerviano, Italy; Dupnitsa, Bulgaria; Elizabeth, New Jersey; Goa, India; Hafnarfjordur, Iceland; Fajardo, Puerto Rico; Weiderstadt, Germany and Salt Lake City, Utah. We have implemented several cost reduction initiatives, which included the transfer of several solid dosage products from our Corona, California facility to other facilities throughout our manufacturing network and the ongoing implementation of an operational excellence initiative at certain of our manufacturing facilities. We have also announced our intent to close our Pharmapack, Netherlands facility in 2014 and Lincolnton, North Carolina manufacturing facility by 2015, moving the production of certain prescription products to our Salt Lake City, Utah facility and contracting with third parties for the manufacture of certain OTC products. Our manufacturing facilities also include additional plants supporting local markets and alternative dosage forms. For a more complete list of manufacturing facilities please refer to “—Properties” in this prospectus).

We have development and manufacturing capabilities for raw material and active pharmaceutical ingredients (“API”) and intermediate ingredients to support our internal product development efforts in our Coleraine, Northern Ireland and Ambernath, India facilities. Our Ambernath, India facility also manufactures API for third parties.

Our manufacturing operations are subject to extensive regulatory oversight and could be interrupted at any time. Our Corona, California facility is currently subject to a consent decree of permanent injunction. Refer to “Risk Factors—Risks Relating to Investing in the Pharmaceutical Industry—Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development, manufacturing and distribution capabilities.” Also refer to Legal Matters in “NOTE 21—Commitments and Contingencies” in the accompanying “Notes to Consolidated Financial Statements (audited)” and “NOTE 17— Commitments and Contingencies” in the accompanying “Notes to Consolidated Financial Statements (unaudited)”.

In addition, we are dependent on third parties for the supply of the raw materials necessary to develop and manufacture our products, including the API and inactive pharmaceutical ingredients used in many of our products. We are required to identify the supplier(s) of all the raw materials for our products in the drug applications that we file with the FDA. If raw materials for a particular product become unavailable from an approved supplier specified in a drug application, we would be required to qualify a substitute supplier with the FDA, which would likely interrupt manufacturing of the affected product. To the extent practicable, we attempt to identify more than one supplier in each drug application. However, some raw materials are available only from a single source and, in many of our drug applications, only one supplier of raw materials has been identified, even in instances where multiple sources exist.

Further we obtain a significant portion of our raw materials from foreign suppliers. Arrangements with international raw material suppliers are subject to, among other things, FDA regulation, customs clearance, various import duties, foreign currency risk and other government clearances. Acts of governments outside the U.S. may affect the price or availability of raw materials needed for the development or manufacture of our products. In addition, any changes in patent laws in jurisdictions outside the U.S. may make it increasingly difficult to obtain raw materials for R&D prior to the expiration of the applicable U.S. or foreign patents. Refer to “Risk Factors—Risks Related to Our Business—If we are unable to obtain sufficient supplies from key manufacturing sites or suppliers that in some cases may be the only source of finished products or raw materials, our ability to deliver our products to the market may be impeded” in this document. Refer to “Risk Factors—Risks Relating to Investing in the Pharmaceutical Industry—The supply of APIs into Europe may be negatively affected by recent regulations promulgated by the European Union.”

Patents and Proprietary Rights

We believe patent protection of our proprietary products is important to our Actavis Pharma business. Our success with our brand products will depend, in part, on our ability to obtain, and successfully defend if challenged, patent or other proprietary protection for such products. We currently have a number of U.S. and foreign patents issued or pending. However, the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. Accordingly, our patents may not prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of our patents. If our patent applications are not approved or, even if approved, if such patents are circumvented or not upheld in a court of law, our ability to competitively market our patented products and technologies may be significantly reduced. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by competitors, in which case our ability to commercially market these products may be diminished. From time to time, we may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market our products. If we are unable to timely obtain these licenses on commercially reasonable terms, our ability to commercially market such products may be inhibited or prevented. Patents covering our Estrace® Cream, Androderm®, Femhrt® and INFed® products have expired and we have no further patent protection on these products.

We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our partners, customers, employees and consultants. It is possible that these agreements will be breached or will not be enforceable in every instance, and we will not have adequate remedies for any such breach. It is also possible that our trade secrets will otherwise become known or independently developed by competitors.

We may find it necessary to initiate litigation to enforce our patent rights, to protect our trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. Litigation concerning patents, trademarks, copyrights and proprietary technologies can often be protracted and expensive and, as with litigation generally, the outcome is inherently uncertain.

Pharmaceutical companies with brand products are suing companies that produce off-patent forms of their brand name products for alleged patent infringement or other violations of intellectual property rights which may delay or prevent the entry of such a generic product into the market. For instance, when we file an ANDA in the U.S. seeking approval of a generic equivalent to a brand drug, we may certify under the Drug Price Competition and Patent Restoration Act of 1984 (the “Hatch-Waxman Act”) to the FDA that we do not intend to market our generic drug until any patent listed by the FDA as covering the brand drug has expired, in which case, the ANDA will be approved by the FDA no earlier than the expiration or final finding of invalidity of such patent(s). On the other hand, we could certify that we believe the patent or patents listed as covering the brand drug are invalid and/or will not be infringed by the manufacture, sale or use of our generic form of the brand drug. In that case, we are required to notify the brand product holder or the patent holder that such patent is invalid or is not infringed. If the patent holder sues us for patent infringement within 45 days from receipt of the notice, the FDA is then prevented from approving our ANDA for 30 months after receipt of the notice unless the lawsuit is resolved in our favor in less time or a shorter period is deemed appropriate by a court. In addition, increasingly aggressive tactics employed by brand companies to delay generic competition, including the use of Citizen Petitions and seeking changes to U.S. Pharmacopeia, have increased the risks and uncertainties regarding the timing of approval of generic products.

Litigation alleging infringement of patents, copyrights or other intellectual property rights may be costly and time consuming. Refer to “Risk Factors—Risks Related to Our Business—Third parties may claim that we infringe their proprietary rights and may prevent us from manufacturing and selling some of our products” and Legal Matters in “NOTE 21—Commitments and Contingencies” and “NOTE 17—Commitments and Contingencies” in the accompanying “Notes to Consolidated Financial Statements (audited)” and “Notes to Consolidated Financial Statements (unaudited)” in this prospectus.

Government Regulation and Regulatory Matters

United States

All pharmaceutical manufacturers, including Actavis, are subject to extensive, complex and evolving regulation by the federal government, principally the FDA, and to a lesser extent, by the U.S. Drug Enforcement Administration (“DEA”), Occupational Safety and Health Administration and state government agencies, as well as by various regulatory agencies in foreign countries where our products or product candidates are being manufactured and/or marketed. The Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern or influence the testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale and distribution of our products. In our international markets, the approval, manufacture and sale of pharmaceutical products is similar to the United States with some variations dependent upon local market dynamics.

FDA approval is required before any dosage form of any new drug, including an off-patent equivalent of a previously approved drug, can be marketed. The process for obtaining governmental approval to manufacture and market pharmaceutical products is rigorous, time-consuming and costly, and the extent to which it may be affected by legislative and regulatory developments cannot be predicted. We are dependent on receiving FDA and other governmental approvals prior to manufacturing, marketing and shipping new products. Refer to “Risk Factors—Risks Related to Our Business—If we are unable to successfully develop or commercialize new products, our operating results will suffer.” and “—Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development, manufacturing and distribution capabilities” in this document.

All applications for FDA approval must contain information relating to product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. There are generally two types of applications for FDA approval that would be applicable to our new products:

•	NDA. We file a NDA when we seek approval for drugs with active ingredients and/or with dosage strengths, dosage forms, delivery systems or pharmacokinetic profiles that have not been previously approved by the FDA. Generally, NDAs are filed for newly developed brand products or for a new dosage form of previously approved drugs.

•	ANDA. We file an ANDA when we seek approval for off-patent, or generic equivalents of a previously approved drug.

For innovative, or non-generic, new drugs, an FDA-approved NDA is required before the drug may be marketed in the United States. The NDA must contain data to demonstrate that the drug is safe and effective for its intended uses and that it will be manufactured to appropriate quality standards. In order to demonstrate safety and effectiveness, an NDA generally must include or reference pre-clinical studies and clinical data from controlled trials in humans. For a new chemical entity, this generally means that lengthy, uncertain and rigorous pre-clinical and clinical testing must be conducted. For compounds that have a record of prior or current use, it may be possible to utilize existing data or medical literature and limited new testing to support an NDA. Any pre-clinical testing that we wish to rely upon for FDA action must comply with the FDA’s good laboratory practice and other requirements. Clinical testing in human subjects must be conducted in accordance with the FDA’s good clinical practice and other requirements. In order to initiate a clinical trial, the sponsor must submit an Investigational New Drug Application (“IND”) to the FDA or meet one of the narrow exemptions that exist from the IND requirement.

The FDA can, and does, reject NDAs, require additional clinical trials, or grant approvals on a restricted basis only, even when product candidates performed well in clinical trials. In addition, the FDA may approve an NDA subject to post-approval studies or monitoring requirements, or require that other risk management measures be utilized in connection with the product. There are also requirements to conduct pediatric trials for all new NDAs and supplements to NDAs, unless a waiver or deferral applies.

Similarly, FDA approval of an ANDA is required before we may begin marketing an off-patent or generic equivalent of a drug that has been approved under an NDA, or a previously unapproved dosage form of a drug that has been approved under an NDA. The ANDA approval process generally differs from the NDA approval process in that it does not typically require new preclinical and clinical studies; instead, it relies on the clinical studies establishing safety and efficacy conducted for the previously approved NDA drug. The ANDA process, however, typically requires data to show that the ANDA drug is bioequivalent to the previously approved drug. “Bioequivalence” compares the bioavailability of one drug product with another and, when established, indicates whether the rate and extent of absorption of a generic drug in the body are substantially equivalent to the previously approved drug. “Bioavailability” establishes the rate and extent of absorption, as determined by the time dependent concentrations of a drug product in the bloodstream or body needed to produce a therapeutic effect. The ANDA drug development and approval process generally takes three to four years which is less time than the NDA drug development and approval process since the ANDA process does not require new clinical trials establishing the safety and efficacy of the drug product.

Supplemental NDAs or ANDAs are required for, among other things, approval to transfer certain products from one manufacturing site to another or to change an API supplier, and may be under review for a year or more. In addition, certain products may only be approved for transfer once new bioequivalency studies are conducted or other requirements are satisfied.

To obtain FDA approval of both NDAs and ANDAs, our manufacturing procedures and operations must conform to FDA quality system and control requirements generally referred to as current Good Manufacturing Practices (“cGMP”), as defined in Title 21 of the U.S. Code of Federal Regulations. These regulations encompass all aspects of the production process from receipt and qualification of components to distribution procedures for finished products. They are evolving standards; thus, we must continue to expend substantial time, money and effort in all production and quality control areas to maintain compliance. The evolving and complex nature of regulatory requirements, the broad authority and discretion of the FDA, and the generally high level of regulatory oversight results in the continuing possibility that we may be adversely affected by regulatory actions despite our efforts to maintain compliance with regulatory requirements.

We are subject to the periodic inspection of our facilities, procedures and operations and/or the testing of our products by the FDA, the DEA and other authorities, which conduct periodic inspections to assess compliance with applicable regulations. In addition, in connection with its review of our applications for new products, the FDA conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems and processes comply with cGMP and other FDA regulations. Among other things, the FDA may withhold approval of NDAs, ANDAs or other product applications of a facility if deficiencies are found at that facility. Vendors that supply finished products or components to us that we use to manufacture, package and label products are subject to similar regulation and periodic inspections.

Following such inspections, the FDA may issue notices on Form 483 and Warning Letters that could cause us to modify certain activities identified during the inspection. A Form 483 notice is generally issued at the conclusion of an FDA inspection and lists conditions the FDA investigators believe may violate cGMP or other FDA regulations. FDA guidelines specify that a Warning Letter be issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

Failure to comply with FDA and other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of NDAs, ANDAs or other product application enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although we have internal compliance programs, if these programs do not meet regulatory agency standards or if our compliance is deemed deficient in any significant way, it could have a material adverse effect on us. Refer to “Risk Factors—Risks Related to Our Business—Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development, manufacturing and distribution capabilities.” in this document. The Generic Drug Enforcement Act of 1992 established penalties for wrongdoing in connection with the development or submission of an ANDA. Under this Act, the FDA has the authority to permanently or temporarily bar companies or individuals from submitting or assisting in the submission of an ANDA, and to temporarily deny approval and suspend applications to market generic drugs. The FDA may also suspend the distribution of all drugs approved or developed in connection with certain wrongful conduct and/or withdraw approval of an ANDA and seek civil penalties. The FDA can also significantly delay the approval of any pending NDA, ANDA or other regulatory submissions under the Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities Policy Act.

U.S. Government reimbursement programs include Medicare, Medicaid, TriCare, and State Pharmacy Assistance Programs established according to statute, government regulations and policy. Federal law requires that all pharmaceutical manufacturers, as a condition of having their products receive federal reimbursement under Medicaid, must pay rebates to state Medicaid programs on units of their pharmaceuticals that are dispensed to Medicaid beneficiaries. With enactment of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the “ACA”), as it is now known, the required per-unit rebate for products marketed under ANDAs increased from 11% of the average manufacturer price to 13%. Additionally, for products marketed under NDAs, the manufacturers rebate increased from 15.1% to 23.1% of the average manufacturer price, or the difference between the average manufacturer price and the lowest net sales price to a non-government customer during a specified period. In some states, supplemental rebates are required as a condition of including the manufacturer’s drug on the state’s Preferred Drug List.

The ACA also made substantial changes to reimbursement when seniors reach the Medicare Part D coverage gap “donut hole.” By 2020, Medicare beneficiaries will pay 25% of drug costs when they reach the coverage threshold—the same percentage they were responsible for before they reached that threshold.

The cost of closing the donut hole is being borne by generic and brand drug companies. Beginning in 2011, brand drug manufacturers were required to provide a 50% discount on their drugs. Additionally, beginning in 2013, the government began providing subsidies for brand-name drugs bought by seniors who enter the coverage gap. The government’s share started at 2.5%, but will increase to 25% by 2020. At that point, the combined industry discounts and government subsidies will add up to 75% of brand-name drug costs. Government subsidies currently cover 7% of generic drug costs. The government will subsidize additional portions each year until 2020, when federal government subsidies will cover 75% of generic drug costs. By 2020, the donut hole will be completely closed through these manufacturers’ subsidies.

The Deficit Reduction Act of 2005 (“DRA”) mandated a number of changes in the Medicaid program, including the use of Average Manufacturers Price (“AMP”) as the basis for reimbursement to pharmaceutical companies that dispense generic drugs under the Medicaid program. Three health care reform bills passed in 2010 significantly changed the definition of AMP, effective October 1, 2010. These legislative changes were part of the ACA and the FAA Air Transportation Modernization & Safety Improvement Act (the “Transportation Bill”). The impact of this legislation was that there were increases in Medicaid reimbursement to pharmacies for generics. These changes became effective on October 1, 2010.

On November 9, 2010, the Center for Medicare and Medicaid Services (“CMS”) issued a final rule withdrawing and amending regulations that have governed the calculation of AMP and the establishment of federal upper limits since October 2007. The regulations were withdrawn to mandate AMP calculation under the revised drug rebate statute. The withdrawal required manufacturers to base October 2010 and subsequent months’ AMPs on the statutory language until official guidance is issued.

In the absence of regulatory guidance governing the AMP calculation, CMS had instructed pharmaceutical manufacturers to base their AMP calculations on the definitions set forth in the statute, as amended by the ACA, the Health Care and Education Reconciliation Act, and the Transportation Bill. On January 27, 2012, CMS issued proposed rules on Medicaid pharmacy reimbursement using the AMP model. Actavis has adopted mechanisms to ensure that we are calculating and reporting AMP in a manner that is consistent with the text and intent of the statute and the proposed rules.

In addition, in connection with the commercialization of our products, we have obtained authorization to receive reimbursement at varying levels for the cost of certain products and related treatments from government authorities and private health insurers and other organizations, such as HMOs and MCOs.

Federal, state, local and foreign laws of general applicability, such as laws regulating working conditions, also govern us. In addition, we are subject, as are all manufacturers generally, to numerous and increasingly stringent federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of toxic and hazardous substances and the discharge of pollutants into the air and water. Environmental permits and controls are required for some of our operations, and these permits are subject to modification, renewal and revocation by the issuing authorities. Our environmental capital expenditures and costs for environmental compliance may increase in the future as a result of changes in environmental laws and regulations or increased manufacturing activities at any of our facilities. We could be adversely affected by any failure to comply with environmental laws, including the costs of undertaking a clean-up at a site to which our wastes were transported.

As part of the Medicare Prescription Drug and Modernization Act of 2003 (“MMA”), companies are required to file with the U.S. Federal Trade Commission (“FTC”) and the Department of Justice certain types of agreements entered into between brand and generic pharmaceutical companies related to the manufacture, marketing and sale of generic versions of brand drugs. This requirement could affect the manner in which generic drug manufacturers resolve intellectual property litigation and other disputes with brand pharmaceutical companies, and could result generally in an increase in private-party litigation against pharmaceutical companies. The impact of this requirement, and the potential private-party lawsuits associated with arrangements between brand name and generic drug manufacturers, is uncertain and could adversely affect our business. For example, in January 2009, the FTC and the State of California filed a lawsuit against us alleging that our settlement with Solvay related to our ANDA for a generic version of Androgel® is unlawful. Beginning in February 2009, several private parties purporting to represent various classes of plaintiffs filed similar lawsuits. Those lawsuits, as well as additional suits challenging the validity of our settlements related generic versions of Actos®, Cipro®, Lidoderm® and Loestrin®24, remain pending.

Additionally, we may, and have, received requests for information, sometimes in the form of civil investigative demands or subpoenas, from the FTC and the European Competition Commission, and are subject to ongoing FTC and European Competition Commission investigations. Two of our Arrow Group subsidiaries are the subject of a European Competition Commission Statement of Objection related to their 2002 and 2003 settlements of patent litigation related to citalopram. Any adverse outcome of these or other investigations or actions could have a material adverse effect on our business, results of operations, financial condition and cash flows. Refer to “Risk Factors—Risks Related to Our Business—Federal regulation of arrangements between manufacturers of brand and generic products could adversely affect our business.” Also refer to Legal Matters in “NOTE 21—Commitments and Contingencies” in the accompanying “Notes to Consolidated Financial Statements (audited)” and “NOTE 17—Commitments and Contingencies” in the accompanying “Notes to Consolidated Financial Statements (unaudited)”.

Our Anda Distribution operations and our customers are also subject to various regulatory requirements, including requirements from the DEA, FDA, and state boards of pharmacy and city and county health regulators, among others. These include licensing, registration, recordkeeping, security and reporting requirements. For example, the DEA requires our Anda Distribution business to monitor customer orders of DEA Scheduled Drugs and to report suspicious orders to the DEA. Any determination by the DEA that we have failed to comply with applicable laws and regulations could result in the DEA suspending, terminating or refusing to renew Anda Distribution’s license to distribute Scheduled Drugs. Additionally, numerous states and the federal government have begun to enforce anti-counterfeit drug pedigree laws which require the tracking of all transactions involving prescription drugs beginning with the manufacturer, through the supply chain, and down to the pharmacy or other health care provider dispensing or administering prescription drug products. For example, the Florida Department of Health enforces drug pedigree requirements for distribution of prescription drugs in the State of Florida. Pursuant to Florida law and regulations, wholesalers and distributors, including our subsidiary, Anda, are required to maintain records documenting the chain of custody of prescription drug products they distribute beginning with the purchase of such products from the manufacturer. These entities are required to provide documentation of the prior transaction(s) to their customers in Florida, including pharmacies and other health care entities. Several other states have proposed or enacted legislation to implement similar or more stringent drug pedigree requirements. In addition, federal law requires that a “non-authorized distributor of record” must provide a drug pedigree documenting the prior purchase of a prescription drug from the manufacturer or from an “authorized distributor of record.” In cases where the wholesaler or distributor selling the drug product is not deemed an “authorized distributor of record,” it would need to maintain such records. Refer to “Risk Factors—Risks Related to Our Business—Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development, manufacturing and distribution capabilities” in this document.

European Union

We encounter similar regulatory and legislative issues in most other countries. Pharmaceutical manufacturers are regulated in the European Union (the “EU”) by the European Medicines Agency (the “EMA”). All manufacturers are required to submit medicinal products, including generic versions of previously approved products and new strengths, dosages and formulations of previously approved products, to the EMA and its member states for review and marketing authorization before such products are placed on the market in the EU.

Marketing authorizations are granted to applicants after the relevant health authority issues a positive assessment of quality, safety and efficacy of the product. In order to receive such assessment, applicants must submit applications, which must contain the results of pre-clinical tests, pharmaceutical tests, and clinical trials with respect to original products, or originator data with respect to the generic versions of previously approved products. All of these tests or trials must be conducted in accordance within European regulations and must allow the reviewing body to evaluate the quality, safety and efficacy of the medicinal product.

In addition to obtaining marketing authorization for each product, all member states require that a manufacturer’s facilities obtain approval from the national authority. The EU has a code of good manufacturing practices that each manufacturer must follow and comply with. Regulatory authorities in the EU may conduct inspections of the manufacturing facilities to review procedures, operating systems and personnel qualifications. Refer to “Risk Factors—Risks Related to Our Business—The supply of APIs into Europe may be negatively affected by recent regulations promulgated by the European Union” in this document.

In the EU, member states regulate the pricing of pharmaceutical products, and in some cases, the formulation and dosing of products. This regulation is handled by individual member state national health services. These individual regulatory bodies can result in considerable price differences and product availability among member states. The implementation of tendering systems for the pricing of pharmaceuticals in several countries generally impacts drug pricing for generics; generally “tendering” refers to a system that requires bids to be submitted to the government by competing manufacturers to be the exclusive, or one of a few, supplier(s) of a product in a particular country.

Further, faced with major budget constraints, many European countries have resorted to price cuts that affect both innovative and generic pharmaceuticals although in some countries it has disproportionately affected generic products. Refer to “Risk Factors—Risks Related to Our Business—Global economic conditions could harm us” in this document. In addition, some EU countries such as France, Serbia and Spain, recently had to address statements and rumors claiming that generics are not as safe and effective as reference drugs, which may undermine efforts to increase generic utilization rates.

Canada

In Canada, pharmaceutical manufacturers are regulated by the Therapeutic Products Directorate (the “TPD”) which derives its authority from the Canadian federal government under the Food and Drugs Act and the Controlled Drug and Substances Act. The TPD evaluates and monitors the safety, effectiveness and quality of pharmaceutical products. Products are officially approved for marketing in Canada following receipt of a market authorization, or “Notice of Compliance” (an “NOC”), which is subject to the Food and Drug Regulations. Issuance of an NOC for generic drug products is also subject to the Patented Medicines (Notice of Compliance) Regulations (the “NOC Regulations”) under the Patent Act.

In Canada, the registration process for approval of generic pharmaceuticals has two tracks that proceed in parallel. To obtain an NOC for a generic drug, a company submits an application called an abbreviated new drug submission (“ANDS”) to Health Canada, which compares the drug to a reference product that is marketed in Canada under a NOC issued to a first person. The first track of the process involves an examination of the ANDS and proposed generic product by Health Canada to ensure that the quality, safety and efficacy of the proposed generic product meet Canadian standards and bioequivalence. The second track is governed by the NOC Regulations and links the grant of an NOC for the proposed generic to patent rights related to the reference product. Health Canada will grant an NOC when it is satisfied that the generic pharmaceutical product described in the ANDS is safe and efficacious and the requirements under the NOC Regulations are met.

The NOC Regulations allow branded drug marketers to list patents relating to the medicinal ingredient, formulation, dosage form or the use of the medicinal ingredient in their branded drug on a patent register maintained by Health Canada. In its ANDS, a generic applicant must address each patent listed against the reference product by making at least one statutory allowed allegation (for example, alleging that the patent is invalid or would not be infringed). If the generic applicant alleges invalidity or non-infringement, it must provide the branded manufacturer with an explanation of its allegations. Upon receipt of the explanation, the branded manufacturer may apply to the Federal Court of Canada for an Order prohibiting Health Canada from issuing an NOC for the generic. Health Canada may not issue a NOC until the earlier of the determination of the application by the court after a hearing on the allegations, or the expiration of 24 months from the commencement of the application.

Facilities, procedures, operations and/or testing of products are subject to periodic inspection by Health Canada and the Health Products and Food Branch Inspectorate. In addition, Health Canada conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems are in compliance with the good manufacturing practices in Canada, Drug Establishment Licensing requirements and other provisions of the NOC Regulations. Competitors are subject to similar regulations and inspections.

Each Canadian province also provides a comprehensive public drug program, which controls drug pricing and reimbursement and is responsible for ensuring eligible patients receive drugs through public funding. The provinces and territories in Canada operate drug benefit programs through which eligible recipients receive drugs through public funding; these drugs are listed on provincial or territorial Drug Benefit Formularies (“Formularies”). Eligible recipients include seniors, persons on social assistance, low-income earners, and those with certain specified conditions or diseases. Formulary listings are also used by private payors to reimburse generic products. To be listed in a Formulary, drug products must have been issued a NOC and must comply with each jurisdiction’s individual review process. Currently, Canada’s provinces are looking at national competitive bidding processes/tendering of drugs, which may affect the sustainability of the industry and the supply of pharmaceuticals.

Finally, Canada has reached a trade agreement in principle with the European Union (CETA) in which it has agreed to implement patent term extensions and certain procedural amendments to the NOC Regulations. Canada is further involved in trade negotiations with ten Pacific countries including the United States (the “Trans Pacific Partnership”), which could lead to further changes to Canada’s intellectual property framework, which could delay generic competition.

Australia

Pharmaceutical manufacturers and products are regulated in Australia by the Therapeutic Goods Administration (the “TGA”) which oversees the quality, safety and efficacy of pharmaceutical products and other therapeutic goods. The TGA is a Division of the Australian Department of Health and Aging and established under the Therapeutic Goods Act of 1989.

Australian pharmaceutical manufacturers must be licensed under Part 3-3 of the Therapeutic Goods Act, and their manufacturing facilities and processes must comply with good manufacturing practices in Australia. All pharmaceutical products manufactured for supply in Australia must be listed in the Australian Register of Therapeutic Goods (the “ARTG”), before they can be marketed or supplied for sale in Australia.

The government regulates the pharmaceuticals market through the Pharmaceutical Benefits Scheme (the “PBS”), which is a governmental healthcare program established to subsidize the cost of pharmaceuticals to Australian citizens. The PBS is operated under the National Health Act 1953. This statute legislates who may sell pharmaceutical products, pharmaceutical product pricing and governmental subsidies. More than 80% of all prescription medicines sold in Australia are reimbursed by the PBS. For pharmaceutical products listed on the PBS, the price is determined through negotiations between the Pharmaceutical Benefits Pricing Authority and pharmaceutical suppliers.

The IP Laws Amendment (Raising the Bar) Act 2012 came into full effect in April 2013 making numerous changes to Australia’s intellectual property system. The Act included updates to almost all of the intellectual property legislative instruments, including the Patents Act 1990. The changes were aimed at raising the quality of granted patents, providing free access to patented inventions for regulatory approvals and research, reducing delays in resolution of patent and trademark applications and improving mechanisms for trademark and copyright enforcement as well as simplifying the intellectual property system generally.

In May 2013, a final report from the Pharmaceutical Patents Review was provided to the Australian government. The report provided 14 recommendations relating to hotly debated topics, such as extensions of term, contributory infringement, ever-greening, manufacture for export, data exclusivity, a public database identifying and linking specific patents to molecules and early warning of generic launch. Further, the Productivity Commission’s report on Compulsory Licensing was issued in late May 2013. The report found that there are no clear alternatives to the current compulsory licensing system that would significantly reduce its cost without also reducing the quality of the outcomes and increasing the scope for appeals, but recommended a number of changes to the Patents Act 1990 and other legislative instruments to strengthen the current system. No action has yet been taking by the Australian government in response to these reports.

Australia remains engaged in various trade negotiations, including the Trans Pacific Partnership that could have pricing implications for its patent and regulatory frameworks and affect the Pharmaceutical Benefits Scheme.

Russia

In Russia. Federal Law on the Circulation of Medicines, effective from January 9, 2010 (the “Pharmaceutical Law”), establishes the general framework of legal requirements applicable to the development, production, trials, quality control, efficacy, safety, importation and sale of pharmaceutical products in Russia.

Given the importance to the public of the health care sector, and providing the population with safe and high quality pharmaceuticals, the Pharmaceutical Law makes it a priority for the state to control the production, quality, efficacy, and safety of pharmaceuticals.

Russia’s pharmaceutical market consists largely of an out-of-pocket retail market, and the retail market is driven by the promotion of branded products, including both originator and branded generics. A trend of increases in the cost of health care has drawn public scrutiny. Government budget constraints may impact the timing of market entry and/or adversely affect pricing, and compel the government to resort to a tendering model. This could create new challenges—particularly for foreign companies, as along with downward pricing pressures, Russia tends to favor domestically based producers.

Properties

We conduct our operations using a combination of owned and leased properties.

Our owned properties consist of facilities used for R&D, manufacturing, distribution (including warehousing and storage), sales and marketing and administrative functions. The following table provides a summary of locations for our significant owned properties, and unless indicated, all relate to our Actavis Pharma segment:

Location	Primary Use
Ag. Varvara, Greece	Manufacturing, R&D, Administration
Auckland, New Zealand	Distribution, Administration
Barnstaple, UK	Manufacturing, Administration
Bucharest, Romania	Manufacturing, Distribution, Administration, R&D
Corona, CA, USA	Manufacturing, Warehouse, Distribution
Davie, FL, USA	Manufacturing, Distribution, R&D, Administration
Dundalk, Ireland	Administration
Dupnitsa, Bulgaria	Manufacturing
Elizabeth, NJ, USA	Manufacturing, R&D, Administration
Fajardo, Puerto Rico	Manufacturing, Packaging
Goa, India	Manufacturing
Gurnee, IL, USA	Warehousing, Distribution
Hafnarfjordur, Iceland	Manufacturing, Warehousing, Distribution, Administration
Jakarta-Timur, Indonesia	Manufacturing, Warehousing, Distribution, Administration
Larne, Northern Ireland	Manufacturing
Leskovac, Serbia	Manufacturing
Lincolnton, NC, USA	Manufacturing, Administration, Warehouse
Liverpool, UK	Administration, R&D
Manati, Puerto Rico	Warehouse, Distribution, Administration
Mississauga, Canada	Manufacturing, R&D, Administration
Nerviano, Italy	Manufacturing, R&D
Rio de Janeiro, Brazil	Manufacturing, Distribution, Administration
Troyan, Bulgaria	Manufacturing
Weiterstadt, Germany	Manufacturing

Properties that we lease include R&D, manufacturing, distribution (including warehousing and storage), and administrative facilities. The following table provides a summary of locations for our significant leased properties, and unless indicated, all relate to our Actavis Pharma segment:

Location	Primary Use
Belgrade, Serbia	Manufacturing, Administration
Birzebbuga, Malta	Manufacturing, Distribution, Administration
Dublin, Ireland	Administration
Gentofte, Denmark	Administration
Groveport, OH, USA	Distribution (ANDA Distribution)
Haan, Germany	Distribution
Istanbul, Turkey	Administration
Kiev, Ukraine	Administration
Liege, Belgium	Manufacturing, Administration, R&D
London, UK	Administration
Lyon, France	Administration
Moscow, Russia	Administration
Mumbai, India	R&D, Administration
Munich, Germany	Administration
Olive Branch, MI, USA	Distribution, Administration (ANDA Distribution)
Owings Mills, MD, USA	Manufacturing, R&D, Administration
Parsippany, NJ, USA	Administration
Rockaway, NJ, USA	Administration
Salt Lake City, UT, USA	Manufacturing, Distribution, R&D
Singapore City, Singapore	Manufacturing, Administration, R&D
Sofia, Bulgaria	Administration
Stockholm, Sweden	Administration
Warsaw, Poland	Administration
Weston, FL, USA	Distribution, Administration, R&D (ANDA Distribution and Actavis Pharma)
Zejtun, Malta	Manufacturing, Distribution, Administration, R&D

Our leased properties are subject to various lease terms and expirations.

We believe that we have sufficient facilities to conduct our operations during 2014. However, we continue to evaluate the purchase or lease of additional properties, or the consolidation of existing properties as our business requires.

Environmental Matters

We are subject to federal, state, and local environmental laws and regulations in the United States and abroad. We believe that our operations comply in all material respects with applicable environmental laws and regulations in each jurisdiction where we have a business presence. Although we continue to make capital expenditures for environmental protection, we do not anticipate any significant expenditure in order to comply with such laws and regulations that would have a material impact on our earnings or competitive position. We are not aware of any pending litigation or significant financial obligations arising from current or past environmental practices that are likely to have a material adverse effect on our financial position. We cannot assure you, however, that environmental problems relating to facilities owned or operated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part. In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental protection and waste disposal. Refer to “Risk Factors—Risks Related to Our Business—Our business will continue to expose us to risks of environmental liabilities.”

Seasonality

There are no significant seasonal aspects that are expected to materially impact our business.

Backlog

As a result of the extent of our supply chain, backlog of orders is not material to our business.

Employees

As of December 31, 2013, we had approximately 19,200 employees. Of our employees, approximately 1,775 were engaged in R&D, 7,765 in manufacturing, 1,750 in quality assurance and quality control, 6,975 in sales, marketing and distribution, and 935 in administration.

MANAGEMENT

We are an indirect, wholly-owned subsidiary of Actavis plc. All of our directors and executive officers hold a position with Actavis plc or one of its subsidiaries (other than Warner Chilcott) and none of our directors or executive officers receive separate compensation from us. The following table sets forth certain information with respect to the directors and executive officers of Actavis plc and of us, respectively, as of September 15, 2014.

DIRECTORS

Actavis plc

Actavis plc executive officers are appointed annually by the Board of Directors, or Board, and serve until their successors are chosen and qualified. There are no family relationships between any director and executive officer of Actavis plc. Messrs. Saunders and Coughlin and Dr. Basgoz were appointed to the Board pursuant to the terms of the merger agreement between Actavis plc, Forest Laboratories and the other parties thereto.

Paul M. Bisaro

Director of Actavis, Inc. since 2007 and Actavis plc since 2013

Mr. Bisaro, age 53, was appointed Executive Chairman of Actavis on July 1, 2014. Prior to that, he served as President and Chief Executive Officer and as chairman of the Board of Actavis since October 2013, and served on the Board of Directors of Actavis, Inc. since September 2007. Prior to joining Actavis, Mr. Bisaro was President, Chief Operating Officer and a member of the Board of Directors of Barr Pharmaceuticals, Inc., a global specialty pharmaceutical company (“Barr”), from 1999 to 2007. Between 1992 and 1999, Mr. Bisaro served as General Counsel of Barr, and from 1997 to 1999 served in various additional capacities including Senior Vice President—Strategic Business Development. Prior to joining Barr, he was associated with the law firm Winston & Strawn and a predecessor firm, Bishop, Cook, Purcell and Reynolds from 1989 to 1992. Mr. Bisaro also currently serves on the Boards of Visitors of the Catholic University of America’s Columbus School of Law and Zimmer Holdings, Inc. Mr. Bisaro holds an undergraduate degree in General Studies from the University of Michigan and a Juris Doctor from Catholic University of America in Washington, D.C. The Board concluded that Mr. Bisaro should serve on the Board because of his experience as a senior executive in our industry, his knowledge of our Company and its day-to-day operations and his strong strategic vision for the Company.

Brenton L. Saunders

Director of Actavis plc since July 2014

Mr. Saunders, 44, has been the President and Chief Executive Officer and a member of the Board of Actavis plc since July 2014. Prior to that, Mr. Saunders served as President and Chief Executive Officer of Forest Laboratories since October 2013 and a member of the board of directors of Forest since 2011. Previously, Mr. Saunders served as Chief Executive Officer and as a board member of Bausch + Lomb Incorporated from March 2010 until August 2013, and as a senior executive with Schering-Plough from 2003 to 2010, most recently as President of Global Consumer Health Care. He also served as Head of Integration for both Schering-Plough’s merger with Merck & Co. and for its $16 billion acquisition of Organon BioSciences. Before joining Schering-Plough, Mr. Saunders was a Partner and Head of the Compliance Business Advisory Group at PricewaterhouseCoopers LLP from 2000 to 2003. Prior to that, he was Chief Risk Officer at Coventry Health Care between 1998 and 1999 and a co-founder of the Health Care Compliance Association in 1995. Mr. Saunders began his career as Chief Compliance Officer for the Thomas Jefferson University Health System. In addition to the Bausch + Lomb board, he serves on the boards of ElectroCore LLC and the Overlook Hospital Foundation. He is also the former Chairman of the New York chapter of the American Heart Association. He is also a member of the Board of Trustees of the University of Pittsburgh. He received a B.A. from the University of

Pittsburgh, an M.B.A. from Temple University School of Business, and a J.D. from Temple University School of Law. The Board concluded that Mr. Saunders should serve on the Board because of his experience as a senior executive in our industry and with integrating complex pharmaceutical enterprises.

Nesli Basgoz, M.D.

Director of Actavis plc since July 2014

Dr. Basgoz, 57, is the Associate Chief for Clinical Affairs, Division of Infectious Diseases at Massachusetts General Hospital (MGH) and serves on the hospital’s Board of Trustees. In addition, Dr. Basgoz is an Associate Professor of Medicine at Harvard Medical School. Previously, she served as Clinical Director in the Infectious Diseases Division of MGH for six years. Dr. Basgoz earned her M.D. degree and completed her residency in internal medicine at Northwestern University Medical School. She also completed a fellowship in the Infectious Diseases Division at the University of California at San Francisco. She is board certified in both infectious diseases and internal medicine. The Board concluded that Dr. Basgoz should serve on the Board because of her extensive clinical experience in fields relevant to many of our products.

James H. Bloem

Director of Actavis plc since 2013

Mr. Bloem, age 64, joined the Board of Directors in October 2013. He previously served as a member of the Warner Chilcott plc (“Warner Chilcott”) Board of Directors since 2006 and was a member of the board of one of Warner Chilcott’s predecessor companies from 1996 to 2000. Mr. Bloem retired on December 31, 2013, after 13 years as Senior Vice President, Chief Financial Officer and Treasurer of Humana Inc. (“Humana”), one of the nation’s largest health benefit companies. He joined Humana in 2001 and had responsibility for all of the Humana’s accounting, actuarial, analytical, financial, tax, risk management, treasury and investor relations activities. Mr. Bloem also serves as Chairman of the Board of Directors of ResCare, Inc., as well as a director of Rotech Healthcare, Inc. The Board concluded that Mr. Bloem should serve on the Board because of his extensive experience in the healthcare industry, including as an executive officer of Humana, as well as his leadership skills and financial knowledge, which enable him to serve as a financial expert on our Audit Committee.

Christopher W. Bodine

Director of Actavis, Inc. since 2009 and Actavis plc since 2013

Mr. Bodine, age 59, served as a member of Actavis, Inc.’s Board of Directors since 2009 and joined our Board of Directors in October 2013. Mr. Bodine retired from CVS Caremark in January 2009 after 24 years with CVS. Prior to his retirement, Mr. Bodine served as President, Healthcare Services of CVS Caremark Corporation, where he was responsible for strategy, business development, trade relations, sales and account management, pharmacy merchandising, marketing, information technology and Minute Clinic. Prior to the merger of CVS Corporation and Caremark Rx, Inc. in March 2007, Mr. Bodine served for several years as Executive Vice President—Merchandising and Marketing of CVS Corporation. Mr. Bodine is active in the pharmaceutical industry, having served on a number of boards and committees, including the Healthcare Leadership Council, RI Quality Institute, National Retail Federation, National Association of Chain Drug Stores (NACDS), and the NACDS Pharmacy Affairs and Leadership Committees. Mr. Bodine also currently serves as a director with Nash Finch. The Board concluded that Mr. Bodine should serve on the Board because of his extensive industry experience and knowledge of the needs and operations of our major customers.

Christopher J. Coughlin

Director of Actavis plc since July 2014

Mr. Coughlin, 62, served as an advisor to Tyco International from 2010 until September 30, 2012. He was Executive Vice President and Chief Financial Officer of Tyco International from 2005 to 2010. During his tenure, he played a central role in the separation of Tyco into five independent, public companies and provided financial leadership surrounding major transactions, including the $2 billion acquisition of Broadview Security, among many other responsibilities and accomplishments. Prior to joining Tyco, he worked as the Chief Operating Officer of the Interpublic Group of Companies from June 2003 to December 2004, as Chief Financial Officer from August 2003 to June 2004 and as a director from July 2003 to July 2004. Previously, Mr. Coughlin was Executive Vice President and Chief Financial Officer of Pharmacia Corporation from 1998 until its acquisition by Pfizer in 2003. Prior to that, he was Executive Vice President of Nabisco Holdings and President of Nabisco International. From 1981 to 1996 he held various positions, including Chief Financial Officer, at Sterling Drug. Mr. Coughlin is currently serving as the lead independent director on the board of Dun & Bradstreet, where he is a former member of the Audit Committee, chairs the Board Affairs Committee, and is a member of the Compensation and Benefits Committee. He also serves on the board of Covidien plc, where he is Chair of the Compliance Committee and a member of its Transaction Committee. In addition, Mr. Coughlin previously served on the boards of the Interpublic Group of Companies, Monsanto Company and Perrigo Company. Mr. Coughlin has a B.S. in accounting from Boston College. The Board concluded that Mr. Coughlin should serve on the Board because his history of service and leadership on public company boards, his wide array of senior management positions in global companies, pharmaceutical background, finance experience and compliance and governance expertise enhances the Board’s ability to make strategic decisions for our long-term growth.

Tamar D. Howson

Director of Actavis plc since 2013

Ms. Howson, age 66, previously served as a member of the Warner Chilcott Board of Directors since May 2013 and joined our Board of Directors in October 2013. Ms. Howson has served as a corporate business development and strategy consultant to biopharmaceutical companies since 2011. From 2009 to 2011, she served as a member of the transaction advisory firm JSB-Partners, providing business development support to life sciences companies, and from 2007 to 2008 she served as Executive Vice President, Corporate Business Development at Lexicon Pharmaceuticals. Prior to joining Lexicon, Ms. Howson served as Senior Vice President, Corporate and Business Development at Bristol-Myers Squibb from November 2001 until February 2007. Ms. Howson also serves on the boards of directors of Organovo Holdings Inc., Idenix Pharmaceuticals Inc. and OXiGENE, Inc., and is a director of the International Partnership for Microbicides, a non-profit product development partnership. The Board concluded that Ms. Howson should serve on the Board because of her extensive experience in the pharmaceutical industry, including as a consultant to a number of biopharmaceutical companies and a senior professional at leading pharmaceutical companies, including Bristol-Myers Squibb and SmithKline Beecham, as well as her service on the boards of directors of other public companies and her significant business development expertise.

John A. King, Ph.D.

Director of Actavis plc since 2013

Mr. King, age 65, joined our Board of Directors in October 2013 and previously served as the former Non-Executive Chairman of the Warner Chilcott Board of Directors, having joined the Warner Chilcott board in June 2005. Dr. King served in positions of increasing responsibility with Warner Chilcott’s predecessors for 26 years, most recently as Executive Chairman of Galen Holdings Ltd., a position he held from 2000 until January 2005. The Board concluded that Dr. King should serve on the Board because of his extensive knowledge of the pharmaceutical industry, including a thorough understanding of pharmaceutical research and development practices which dates back to his early experience as a university lecturer, as well as his over thirty years of experience in various roles with Warner Chilcott and its predecessors.

Catherine M. Klema

Director of Actavis, Inc. since 2004 and Actavis plc since 2013

Ms. Klema, age 55, served as a member of Actavis, Inc.’s Board of Directors since 2004 and joined our Board of Directors in October 2013. She is currently President of Nettleton Advisors LLC, a consulting firm established by Ms. Klema in 2001. Prior to establishing her firm, Ms. Klema served as Managing Director, Healthcare Investment Banking, at SG Cowen Securities from 1997 to 2001. Ms. Klema also served as Managing Director, Healthcare Investment Banking, at Furman Selz LLC from 1994 until 1997, and was employed by Lehman Brothers from 1987 until 1994. Ms. Klema served as a director of Pharmaceutical Product Development, Inc., a global contract research organization, from 2000 to 2011. In March 2012, Ms. Klema was appointed to the Montefiore Medical Center Board of Trustees. The Board concluded that Ms. Klema’s qualifications for service on our Board include her background in healthcare investment banking and her knowledge of the business of pharmaceutical research and development.

Jiri Michal

Director of Actavis plc since 2013

Mr. Michal, age 63, has served as a member of our Board of Directors since 2013. He most recently served as Chairman of the Board and Chief Executive Officer of Zentiva until 2010. During his 36-year involvement with the company, which included 20 years as CEO, Mr. Michal held numerous positions and directed the growth of the company through several acquisitions, initiated modernization and privatization and lead a successful management buy-out, culminating in a successful initial public offering in 2004. In 2009, Zentiva became part of Sanofi Group. Mr. Michal was appointed Chairman of the Board of Prague Chemical University in 2011, and is an acting member of the Board of Directors of Moser in the Czech Republic. The Board concluded that Mr. Michal should serve on the Board because of his extensive industry experience and knowledge of the needs of our supply chain and operations, particularly outside of the U.S.

Patrick J. O’Sullivan

Director of Actavis plc since 2013

Mr. O’Sullivan, age 73, previously served as a member of Warner Chilcott’s Board of Directors since 2009 and joined our Board of Directors in October 2013. Prior to his retirement in 2006, Mr. O’Sullivan served in positions of increasing responsibility with LEO Pharma A/S (“LEO”) for more than 30 years, most recently as the Chief Executive Officer of LEO Pharma Ireland and as a director of LEO. He also served as a director of LEO Pharmaceuticals Ltd. UK, LEO Pharma SA France and The LEO Foundation. Mr. O’Sullivan is a registered pharmacist, a member and honorary fellow of the Pharmaceutical Society of Ireland and a Knight of the Order of the Dannebrog. Currently, Mr. O’Sullivan is a pharmaceutical business consultant and serves on the Board of Directors of Amarin Corporation plc, where he is a member of the audit committee, nominating committee and corporate governance committee. The Board concluded that Mr. O’Sullivan should serve on the Board because of his demonstrated management ability at senior levels within the pharmaceutical industry, his knowledge of the financial, operational and strategic requirements of a successful international business, which he developed as Chief Executive Officer of LEO Pharma Ireland, and his understanding of the fundamentals of the healthcare industry.

Ronald R. Taylor

Director of Actavis, Inc. since 1994 and Actavis plc since 2013

Mr. Taylor, age 66, served as a member of the Actavis, Inc. Board of Directors since 1994 and joined our Board of Directors in October 2013. Mr. Taylor is the President of Tamarack Bay, LLC, a private consulting firm. He has been a director of Red Lion Hotels Corporation, a hotel operating company, since 1998 and a director of

ResMed Inc., a medical device manufacturer, since 2005. Prior to forming Tamarack Bay, Mr. Taylor was a general partner of Enterprise Partners Venture Capital, a venture capital firm, from 1998 until 2001. The Board concluded that Mr. Taylor should serve on the Board because of his experience as a founder of a successful business and his expertise in evaluating and investing in healthcare companies.

Andrew L. Turner

Director of Actavis, Inc. since 1997 and Actavis plc since 2013

Mr. Turner, age 67, served as a member of Actavis, Inc.’s Board of Directors since 1997 and joined our Board of Directors in October 2013. He was appointed as the Chairman of Actavis, Inc.’s Board of Directors in May 2008 and served in this capacity until October 2013, at which time he became our lead independent director. He is the founder and currently serves as Manager of Trinity Health Systems, an owner of senior housing properties. Mr. Turner currently serves as the Chairman of the Compensation Committee of Streamline Health Solutions (NASDAQ), a provider of software for document solutions in hospitals, where he has been a director since 2007, and also serves as a director of Aston Healthcare Ltd., an operator of senior housing properties in the United Kingdom. The Board concluded that Mr. Turner’s qualifications for service on our Board include his extensive experience as a healthcare entrepreneur and his deep knowledge of our Company and business.

Fred G. Weiss

Director of Actavis, Inc. since 2000 and Actavis plc since 2013

Mr. Weiss, age 73, served as a member of Actavis, Inc.’s Board of Directors since 2000 and joined our Board of Directors in October 2013. Mr. Weiss is the managing director of the consulting firm FGW Associates, Inc., a position he has held since 1997, and prior to that served as an executive for Warner-Lambert for nearly 20 years, most recently as Vice President, Planning, Investment and Development. Mr. Weiss is also an Independent Vice-Chairman of the Board and Chairman of the Audit Committee of numerous BlackRock-sponsored mutual funds. In this capacity, and pursuant to BlackRock’s policies, Mr. Weiss has oversight responsibility for finance and accounting matters, and has no responsibility for, or discretion concerning, any of BlackRock’s equity investment decisions. Additionally, Mr. Weiss has been a Director of the Michael J. Fox Foundation for Parkinson’s Research since 2000. The Board concluded that Mr. Weiss is qualified to serve as a member of our Board of Directors because of, among other factors, his financial expertise and experience in strategic planning and corporate development.

Warner Chilcott Limited

Claire Gilligan

Director since 2009

Dr. Claire A. Gilligan, Ph.D MBE., age 52, has served as a member of the board of directors since November 2009 and as President since June 2010. Dr. Gilligan also serves as Senior Vice President of Quality for Actavis plc, a position she has held since January 2014. Previously, Dr Gilligan served as Senior Vice President of Quality at Warner Chilcott plc from August 2010 and was responsible for quality worldwide. From 2004 to July 2010, she was Vice President of Pharmaceutical Development and was responsible for the development of all products and manufacturing processes. During this time she was also site leader at the Warner Chilcott facility in Larne, Northern Ireland which carried out both pharmaceutical development and manufacturing activities. Dr. Gilligan joined Galen Holdings PLC in June 1992 as Regulatory Affairs Manager and has held positions of increasing responsibility covering both regulatory affairs and research and development until her appointment to Vice President of Pharmaceutical Development in 2004. Dr. Gilligan lectured in the School of Pharmacy at the Queen’s University of Belfast prior to joining Galen. The Board concluded Dr. Gilligan should service as a director due to her significant quality assurance and management experience at large pharmaceutical companies.

Robert Whiteford

Director since 2010

Mr. Whiteford, age 45, has served as a member of the Warner Chilcott board of directors since May 2010 and as a Vice President, Director of Finance and Assistance Corporate Secretary since June 2010. Mr. Whiteford is Executive Director, International Finance of Actavis plc, a position he has held since June 2014 and prior to that he served as Senior Director, International Controller Finance of Actavis plc since October 2013 and in the same role at Warner Chilcott since 2010. Mr. Whiteford joined Galen Holdings (predecessor to Warner Chilcott) in January 2001 as internal auditor, later serving as Group Financial Controller and eventually as Senior Director, Finance and Human Resources from August 2005 to June 2010.

Tony Hynds

Director since 2013

Mr. Hynds, age 57, is Managing Director of Actavis Ireland Ltd., having served in that role since 2008. Prior to that, Mr. Hynds was Manager of the Irish Market Business Unit of Pinewood Healthcare (following its acquisition by Wockhardt), during which time he led teams of regulatory, supply chain, sales, marketing and distribution personnel. From 2000 to 2006, Mr. Hynds was Marketing Director and Qualified Person at Pinewood Laboratories Limited, Co. and from 1996 to 1999, served as Plant Director and Qualified Person. Previously, Mr. Hynds served in numerous capacities at various pharmaceutical companies, including Athlone Laboratories, Mallinckrodt Laboratories Limited, Pharmaceutical Exports Limited and Richardson Merrell Chemical Limited. The Board concluded Mr. Hynds should serve as a director due to his thirty years of experience in the industry, including in various production and business development roles.

EXECUTIVE OFFICERS

Actavis plc

Actavis plc executive officers are appointed annually by the Board of Directors, hold office until their successors are chosen and qualified, and may be removed at any time by the affirmative vote of a majority of the Board of Directors. Actavis plc has employment agreements with most of its executive officers. There are no family relationships between any director and executive officer of Actavis plc.

Paul M. Bisaro is Executive Chairman of Actavis plc and its subsidiaries and a member of the Board of Directors of Actavis plc. See “Directors—Actavis plc” above for Mr. Bisaro’s biographical information.

Brenton L. Saunders is President and Chief Executive Officer of Actavis plc and its subsidiaries and a member of the Board of Directors of Actavis plc. See “Directors—Actavis plc” above for Mr. Saunders’ biographical information.

Robert A. Stewart, age 47, was appointed Chief Operating Officer of Actavis plc effective on July 1, 2014. Prior to that, he served as President, Global Operations since April 2012, during which time he was responsible for managing Actavis’ Anda, Inc. distribution business, in addition to Global Operations. He had served as Executive Vice President, Global Operations, since August 2010. He joined Actavis in November 2009 as Senior Vice President, Global Operations. Prior to joining Actavis, Mr. Stewart held various positions with Abbott Laboratories, Inc. from 2002 until 2009 where he most recently served as Divisional Vice President, Global Supply Chain. From 2005 until 2008, he served as Divisional Vice President, Quality Assurance and prior to this position served as Divisional Vice President for U.S./Puerto Rico and Latin America Plant Operations as well as Director of Operations for Abbott’s Whippany plant. Prior to joining Abbott Laboratories, Inc., he worked for Knoll Pharmaceutical Company from 1995 to 2001 and Hoffman La-Roche Inc. Mr. Stewart received B.S. degrees in Business Management / Finance in 1994 from Fairleigh Dickinson University.

William Meury, age 46, was appointed Executive Vice President Commercial, North American Brands on July 1, 2014. Prior to that, he served as Executive Vice President, Sales and Marketing, Forest Laboratories, Inc. He

joined Forest in 1993 and held positions in Marketing, New Products, Business Development, and Sales. Most recently, as Senior Vice President, Global Commercial and U.S. Marketing, Mr. Meury oversaw the activities of several departments including Product Management, Market Research, and Commercial Assessments, as well as Forest’s Global Marketing and Early Commercialization groups. Mr. Meury directed 10 product launches during his tenure at Forest. Before joining Forest, Mr. Meury worked in public accounting for Reznick Fedder & Silverman and in financial reporting for MCI Communications. He has a B.S. in Economics from the University of Maryland.

David Buchen, age 50, was appointed Executive Vice President Commercial, North American Generics and International on July 1, 2014. Prior to that, he served as Chief Legal Officer—Global and Secretary of Actavis since April 27, 2012, and as Secretary to Actavis’ Board of Directors. Mr. Buchen had previously served as Executive Vice President, General Counsel and Secretary since March 2011 and as Senior Vice President, General Counsel and Secretary from November 2002 to March 2011. From November 2000 to November 2002, Mr. Buchen served as Vice President and Associate General Counsel. From February 2000 to November 2000, he served as Vice President and Senior Corporate Counsel. From November 1998 to February 2000, he served as Senior Corporate Counsel and as Corporate Counsel. He also served as Assistant Secretary from February 1999 to November 2002. Prior to joining Actavis, Mr. Buchen was Corporate Counsel at Bausch & Lomb Surgical (formerly Chiron Vision Corporation) from November 1995 until November 1998 and was an attorney with the law firm of Fulbright & Jaworski, LLP. Mr. Buchen received a B.A. in Philosophy from the University of California, Berkeley in 1985, and a Juris Doctor with honors from George Washington University Law School in 1989.

R. Todd Joyce, age 56, was appointed Chief Financial Officer on July 1, 2014 and prior to that, served as Chief Financial Officer—Global of Actavis since April 27, 2012. Mr. Joyce had served as Executive Vice President, Chief Financial Officer since March 2011. He had previously served as Senior Vice President, Chief Financial Officer of Actavis from October 2009 to March 2011. Mr. Joyce joined Actavis in 1997 as Corporate Controller, and was named Vice President, Corporate Controller and Treasurer in 2001. During the periods October 2006 to November 2007 and from July 2009 until his appointment as Chief Financial Officer, Mr. Joyce served as interim Principal Financial Officer of Actavis. Prior to joining Actavis, Mr. Joyce served as Vice President of Tax from 1992 to 1996 and as Vice President of Tax and Finance from 1996 until 1997 at ICN Pharmaceuticals. Prior to ICN Pharmaceuticals, Mr. Joyce served as a Certified Public Accountant with Coopers & Lybrand and Price Waterhouse. Mr. Joyce received a B.S. in Business Administration from the University of North Carolina at Chapel Hill in 1983 and a M.S. in Taxation from Golden Gate University in 1992.

A. Robert D. Bailey, age 50, Mr. Bailey was appointed Chief Legal Officer and Secretary on July 1, 2014. Prior to that, he was Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary at Forest Laboratories, Inc. He previously served from 2007 to 2013 as Executive Vice President, Law, Policy and Communications at Bausch + Lomb. Before joining Bausch + Lomb in 1994, Mr. Bailey was an attorney at Nixon Peabody (formerly Nixon Hargrave Devans & Doyle). Mr. Bailey received his law degree from the University of Minnesota and his undergraduate degree from St. Olaf College in Northfield, MN.

Karen Ling, age 51, Ms. Ling was appointed Chief Human Resources Officer on July 1, 2014. Prior to that, she was Senior Vice President and Chief Human Resources Officer at Forest Laboratories, Inc. Ms. Ling joined Forest in January 2014 from Merck & Co., Inc., where she served as Senior Vice President, Human Resources, for the company’s Global Human Health and Consumer Care businesses worldwide. Prior to that role at Merck, she was Vice President, Compensation and Benefits. Before Merck, Ms. Ling was Group Vice President, Global Compensation & Benefits at Schering-Plough. She also spent 14 years at Wyeth in various positions of responsibility in human resources as well as in Wyeth Pharmaceutical’s Labour and Employment Department. Prior to joining Wyeth, Ms. Ling practiced corporate law with Goldstein and Manello, P.C. in Boston. Ms. Ling holds a B.A. from Yale University and a J.D. from Boston University School of Law.

James C. D’Arecca, age 43, was appointed Chief Accounting Officer on July 1, 2014. Prior to that, he was Chief Accounting Officer—Global since August 7, 2013. Before joining Actavis, Mr. D’Arecca held a similar position at Bausch & Lomb following his service at Merck & Co., Inc. where he was Executive Director and Business Development Controller responsible for being the primary liaison between the Controller’s organization and the business development and corporate licensing functions. Prior to joining Merck, Mr. D’Arecca was Executive Director and Assistant Controller at Schering-Plough. Mr. D’Arecca also spent 13 years with PricewaterhouseCoopers as a Certified Public Accountant. Mr. D’Arecca received his MBA from Columbia University and his BS in Accounting from Rutgers University.

Charles M. Mayr, age 57, was appointed Chief Communication Officer on July 1, 2014. Prior to that, he was Chief Communication Officer—Global since April 27, 2012. Mr. Mayr joined Actavis as Senior Vice President, Corporate Affairs in September 2009. Prior to joining Actavis, Mr. Mayr operated an advertising and public relations consulting company, serving such clients as Actavis, the Generic Pharmaceuticals Association, Barr Pharmaceuticals, Inc. and a variety of professional associations and consumer products and service companies. Prior to starting his consultancy business, he served as director of corporate communications for Barr. Prior to joining Barr, he served as director of global communications for Sterling Drug Inc., the global brand and consumer health products pharmaceutical subsidiary of Kodak. Mr. Mayr began his career as a broadcast and print journalist and has a B.A. in journalism from New York University.

Albert Paonessa III, age 54, has served as President of Anda since February 2012 and has led the Anda organization since 2005 as Executive Vice President and Chief Operating Officer. Mr. Paonessa has been in the pharmaceutical distribution business for over 20 years, and has been with Anda since it acquired VIP, a distribution company similar to Anda, in March 2000. Previously, Mr. Paonessa served as Vice President, Operations of VIP, Vice President, Information Systems at Anda, and Senior Vice President, Sales at Anda.

Warner Chilcott Limited

Warner Chilcott Limited executive officers are appointed annually by the Board of Directors, hold office until their successors are chosen and qualified, and may be removed at any time by the affirmative vote of a majority of the Board of Directors. None of the executive officers have employment agreements with, or are compensated by, Warner Chilcott Limited. There are no family relationships between any director and executive officer of Warner Chilcott Limited.

Claire Gilligan serves as our President. See “Directors—Warner Chilcott Limited” above for Ms. Gilligan’s biographical information.

A. Robert D. Bailey serves as our Chief Legal Officer and Secretary. See “Executive Officers—Actavis plc” above for Mr. Bailey’s biographical information.

Robert Whiteford serves as our Vice President, Director of Finance and Assistant Corporate Secretary. See “Directors—Warner Chilcott Limited” above for Mr. Whiteford’s biographical information.

EXECUTIVE COMPENSATION

As discussed above under “Management,” none of our executive officers are compensated by Warner Chilcott Limited and all are employees of Actavis plc or one of its other subsidiaries. As a result of the Warner Chilcott Acquisition on October 1, 2013, Warner Chilcott Limited became an indirect wholly-owned subsidiary of Actavis plc. The following discussion relates to the executive compensation policies and programs of Actavis plc and reports the compensation paid by Actavis plc and its subsidiaries to the Chief Executive Officer, Chief Financial Officer and three additional most highly compensated executive officers of Actavis plc for 2013 in all capacities in which they served during that period. We believe this discussion is material to an understanding of us and our operations, and provides more meaningful information to investors because no executive compensation decisions or policies are made at, and no executive compensation is paid by, Warner Chilcott Limited. Additionally, because Warner Chilcott and Warner Chilcott Limited only became subsidiaries of Actavis plc in October 2013, providing 2013 compensation information for the Warner Chilcott enterprise for all or any portion of 2013 would be of limited usefulness and is not likely to provide investors with meaningful information about Actavis’ executive compensation programs and policies.

Solely for purposes of the remainder of this “Executive Compensation” section and accompanying compensation tables, references to “we”, “us”, “our” and “Actavis” refer to Actavis plc.

Compensation Discussion and Analysis

This section discusses and analyzes the compensation paid to the Actavis Named Executive Officers (or “NEOs”) in 2013, who were:

Paul M. Bisaro	President and Chief Executive Officer
R. Todd Joyce	Chief Financial Officer—Global
Robert A. Stewart	President, Global Operations
Sigurdur Olafsson	President, Actavis Pharma
G. Frederick Wilkinson	President, Actavis Global Research and Development

Following the acquisition of Forest Laboratories, Inc. (now known as Forest Laboratories, LLC) on July 1, 2014, Mr. Bisaro became Executive Chairman, Brenton L. Saunders became President and Chief Executive Officer, Mr. Stewart became Chief Operating Officer, and Mr. Joyce remained Chief Financial Officer. Mr. Olafsson resigned from his roles as an executive officer and director of Actavis plc on June 30, 2014. Also as previously disclosed, Mr. Wilkinson left Actavis plc effective as of April 25, 2014 to become President and Chief Executive Officer of Impax Laboratories, Inc.

This Compensation Discussion and Analysis should be read together with the information in the Summary Compensation Table and other executive compensation tables below. This section and the compensation tables that follow it do not reflect or give effect to any changes made to our NEO compensation in 2014, whether in connection with our acquisition of Forest Laboratories or otherwise.

OBJECTIVES OF OUR EXECUTIVE COMPENSATION PROGRAMS

Our compensation programs for our executives are designed to achieve the following objectives:

☐	Attract and retain top contributors to ensure that we have high caliber executives;

☐	Create and maintain a performance-driven organization, by providing upside compensation opportunity for outstanding performance and downside compensation risk in the event of performance below expectations;

☐	Align the interests of our executives and shareholders by motivating executives to increase shareholder value along with the achievement of other key corporate goals and objectives and rewarding executives when shareholder value increases;

☐	Encourage teamwork and cooperation while recognizing individual contributions by linking variable compensation to Company and individual performance based on position, responsibilities and ability to influence financial and organizational results;

☐	Provide flexibility and allow for Committee judgment in applying our compensation principles in order to appropriately reflect individual circumstances as well as changing business conditions and priorities;

☐	Motivate our executives to manage our business to meet and appropriately balance our short- and long-term objectives, and reward them for meeting these objectives; and

☐	Reinforce our entrepreneurial culture.

PRINCIPAL COMPONENTS OF EXECUTIVE COMPENSATION

The following table summarizes the key components of our compensation program for our Named Executive Officers and the purpose of each component:

Component	Key features	Purpose
Base Salary	Fixed cash payment based on position and responsibilities, experience and individual performance.	Offers a stable source of income.

Annual Incentive Program	Annual cash incentive tied to achievement of designated short-term Company, segment and individual goals.	Intended to motivate and reward executives for achievements of short-term Company and individual goals.

Equity Incentives	Equity incentives earned based on time and performance-based requirements.	Intended to create alignment with shareholders and promote retention and achievement of Company performance objectives, including longer-term objectives.

The following chart illustrates the key compensation elements for Mr. Bisaro as a percentage of his 2013 total target compensation, over 85% of which is incentive-based:

COMPONENTS OF CEO PAY

The following chart illustrates the key compensation elements for our Named Executive Officers other than our Chief Executive Officer as an average percentage of their 2013 total target compensation, of which an average of 79% is incentive-based:

COMPONENTS OF OTHER NAMED EXECUTIVE OFFICER PAY (AVERAGE)

We also provide the following compensation components to our Named Executive Officers:

Component	Key features	Purpose
Deferred Compensation Plan	Allows deferral of base salary and annual incentive awards.	Allows participants to plan and save for retirement, thereby encouraging retention.

Health and Welfare Benefits	Named Executive Officers participate in the same health and welfare plans as our employees generally.	Promotes well-being of the Named Executive Officers.

Severance and Change in Control Benefits	Cash, welfare and equity acceleration benefits provided in the event of certain terminations of employment, including in connection with a change in control.	Intended to encourage retention by providing a source of security to the Named Executive Officers in the event their employment is terminated; change-in-control benefits encourage attention to duties in time of potential change-in-control.

Limited Perquisites and Personal Benefits	Car allowance, physical, partial financial planning reimbursement and, for Mr. Bisaro, limited personal use of corporate aircraft	Increase efficiency, protect health and financial well-being, and promote security.

KEY GOVERNANCE FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

At-risk compensation and pay for performance. As illustrated by the charts above, we link a significant portion of each Named Executive Officer’s total compensation to the achievement of specific, rigorous performance goals. We consider such portion of each executive’s compensation to be “at-risk.”

☐	Performance-based annual cash incentive awards. Our annual cash incentive awards are intended to directly link a significant amount of annual cash compensation to achievement of measurable annual individual and corporate and, for some NEOs, segment financial goals.

☐	Long-term equity incentives. Our equity incentives focus our executives’ efforts on the creation of shareholder value and long-term growth. The aggregate dollar value of annual equity awards granted to our NEOs is allocated in equal amounts among three types of grants: (i) time-based vesting restricted stock, (ii) one-year performance-based vesting restricted stock units tied to Adjusted EBITDA (defined below) and (iii) three-year performance-based vesting restricted stock units tied to Total Shareholder Return (defined below) relative to our peer company group. Thus, two-thirds of the total annual long-term equity incentive grant value is contingent upon the achievement of financial performance goals.

Appropriate choice and use of peer groups. We have thoughtfully selected a peer group of companies with similar market capitalization or scope of operations to us to review relevant market competitiveness data and to ensure our Named Executive Officers’ compensation remains competitive. We set executive total compensation at levels the Compensation Committee believes are appropriate relative to the total compensation paid to similarly situated executives of our peer companies, giving consideration to market and other factors as well. As explained further below, our total compensation is generally targeted at the median of the market.

Equity compensation best practices. Our equity plans prohibit option repricing or replacement of underwater options. Our equity incentives generally vest over a period of three to four years to ensure that our executives maintain a long-term view of shareholder value creation and to encourage retention.

No supplemental retirement plans. We do not maintain any supplemental retirement plans, although we do make limited matching contributions to a deferred compensation plan.

Limited gross-ups. The only employment agreement of our NEOs that provides for a gross-up of excise taxes in connection with a change in control is Mr. Joyce’s agreement, which was entered into prior to 2010, and we have not enhanced the gross-up. In November 2012, in connection with his amended employment agreement, we eliminated the gross-up previously provided for Mr. Bisaro.

Limited perquisites and personal benefits. We provide our NEOs with only limited perquisites and personal benefits in addition to the regular benefits offered to all employees—a monthly car allowance, mandatory annual physical exams, partial reimbursement for financial planning assistance and, in the case of Mr. Bisaro, limited personal use of the Company’s aircraft. We believe that each of these perquisites has an important business purpose, as explained below.

No single-trigger change-in-control benefits. Our change of control arrangements, which include payment of cash severance benefits under the NEOs’ employment agreements and accelerated vesting of equity awards, are “double-trigger” in that they are payable only if an NEO’s employment is terminated following a change of control.

Independent Compensation Committee. Compensation decisions are approved by an independent Compensation Committee.

Independent Compensation Committee consultant. F.W. Cook, our compensation consultant, reports directly to the Compensation Committee and provides no services to the Company or management.

Risk mitigation. As described in further detail below, the mix and design of our compensation programs serve to mitigate operational, financial, legal and regulatory, and strategic and reputational risks. In addition, our stock ownership guidelines and clawback policies help mitigate risk.

Stock ownership requirements and anti-hedging and anti-pledging policies. Our executive officers are subject to minimum stock ownership requirements intended to reflect the Compensation Committee’s philosophy that all officers should hold a significant amount of stock to ensure their interests are aligned with those of our shareholders. In addition, our insider trading policy prohibits our Named Executive Officers from hedging their economic exposure to our stock or pledging our stock.

Clawback policies. Mr. Bisaro’s employment agreement, as well as our 162(m) Plan, defined below, include clawback policies requiring the recoupment of certain incentive compensation in the event of a restatement of our financial statements.

IMPACT OF 2013 SAY ON PAY VOTE

At our 2013 shareholders meeting, we provided our shareholders with the opportunity to cast an annual advisory vote on executive compensation. Over 95% of the votes cast on this “2013 say-on-pay vote” were voted in favor of the proposal. We have considered the 2013 say-on-pay vote and we believe that overwhelming support of our shareholders for the 2013 say-on-pay vote proposal indicates that our shareholders are generally supportive of our approach to executive compensation. In addition, the Compensation Committee has taken into account the feedback it received during the course of the year from shareholders and potential investors regarding the Company’s executive compensation practices, which has largely been positive. Thus we did not make changes to our executive compensation arrangements in 2013 in response to our say-on-pay vote or other shareholder feedback. In the future, we will continue to consider the outcome of our say-on-pay votes and other shareholder feedback when making compensation decisions regarding the Named Executive Officers.

DETERMINATION OF COMPENSATION

ROLE OF THE COMPENSATION COMMITTEE IN COMPENSATION DECISIONS

The Compensation Committee of our Board of Directors makes all compensation decisions regarding senior management, which includes our Named Executive Officers and certain other senior officers of the Company. Each member of the Compensation Committee is an independent, non-employee director. As described below, the Compensation Committee considers the Chief Executive Officer’s recommendations in determining the compensation of the other Named Executive Officers. The Committee also establishes procedures to evaluate the performance of the Chief Executive Officer and is solely responsible for making determinations regarding the compensation of our Chief Executive Officer. The Compensation Committee’s decisions regarding the compensation of our Named Executive Officers, including the Chief Executive Officer, are made outside the presence of the applicable officer. The Compensation Committee is also responsible for approving our executive compensation program and general compensation policies, all new or materially amended broad-based compensation plans, and the performance measures used in our executive compensation programs.

ROLE OF EXECUTIVE OFFICERS IN COMPENSATION DECISIONS

On an annual basis, in concert with our CEO, our Named Executive Officers engage in a process whereby they each set corporate, segment and individual performance goals for the year to come. Following the completion of our fiscal year, our Named Executive Officers formally assess the extent to which each executive believes his goals were met. Our Chief Executive Officer reviews and discusses these self-assessments with each of our Named Executive Officers and makes recommendations to the Compensation Committee concerning compensation of the Named Executive Officers other than himself. The Compensation Committee takes these recommendations into account in determining base salaries, cash incentive awards and equity-based awards for our Named Executive Officers. Our Human Resources department also works with the Compensation Committee and its independent compensation consultant, F.W. Cook (as further described below), to ensure that the Compensation Committee is provided with appropriate information upon which to base its decisions.

ROLE OF INDEPENDENT COMPENSATION CONSULTANT IN COMPENSATION DECISIONS

The Compensation Committee engaged F.W. Cook, an independent executive compensation consulting firm, to advise the Compensation Committee on matters related to Chief Executive Officer and other executive compensation with respect to 2013. As advisor to the Compensation Committee, F.W. Cook reviews the total compensation strategy and pay levels for the Named Executive Officers, informs the Compensation Committee of developing legal and regulatory considerations affecting executive compensation and benefit programs as well as compensation trends and best practices, and provides general advice to the Compensation Committee with respect to all compensation decisions pertaining to the Named Executive Officers. F.W. Cook also provides input on non-employee director compensation, proposed meeting agendas and presentation materials submitted by management to the Nominating and Corporate Governance Committee.

MARKET COMPETITIVENESS REVIEW

In March 2013, F.W. Cook conducted a review of the elements of our compensation program as compared to the elements of the programs provided for similarly situated executives among the following peer group of companies:

AbbVie Inc.	Forest Laboratories, Inc.
Allergan, Inc.	Gilead Sciences, Inc.
Biogen Idec Inc.	Hospira, Inc.
Bristol-Myers Squibb Company	Mylan Laboratories Inc.
Celgene Corporation	Perrigo Company
Endo Health Solutions	Valeant Pharmaceuticals International, Inc.
Warner Chilcott plc*

*	Following the Warner Chilcott Acquisition in October 2013, the Compensation Committee further revised the peer group included in the table above by removing Warner Chilcott and adding Eli Lilly and Company, a size-appropriate peer when compared against the projected financials of the Company.

The peer group above was developed in early 2013 to reflect the size and operations of as well as the mix and geographical diversity of the Company following the 2012 merger of Watson Pharmaceuticals, Inc. with Actavis, Inc. The peer group above includes (i) the addition of AbbVie Inc., Biogen Idec Inc., Bristol-Myers Squibb Company, Celgene Corporation and Gilead Sciences, Inc. and (ii) the removal of Cephalon, Inc., due to its acquisition by Teva Pharmaceutical Industries in 2011.

Our selection criteria for peer companies generally require that they be public companies competing primarily in the pharmaceutical sector with between 33% and 300% of our revenue with a greater spread for market capitalization to acknowledge the wide range of valuations among the peer companies. We generally choose companies with similar revenues or market capitalization to be in our peer group because we believe that the complexity of executives’ roles tends to correspond with size of the company.

In setting NEO compensation, the Compensation Committee does not rely exclusively on peer company compensation comparisons and considers an individual’s experience and market factors on a case-by-case basis. The Company supplements the peer group proxy analysis with data from other compensation surveys that is drawn from numerous companies (presented in aggregated form) in connection with its competitive analysis. The survey data used by the Compensation Committee to determine 2013 compensation represented the Towers Watson Pharmaceutical Survey and was interpolated by F.W. Cook based on each executive’s revenue responsibility. In evaluating compensation levels against the survey data, the Compensation Committee considers only the aggregated survey data provided by the consultant. The identity of the companies comprising the survey data is not disclosed to, or considered by, the Compensation Committee in its decision-making process. Therefore, the Compensation Committee members do not consider the identity of the companies comprising the survey data to be material for this purpose.

While we generally aim to set each Named Executive Officer’s target total direct compensation (base salary plus target annual cash incentive compensation plus the expected value of long-term incentive grants) within the levels paid to similarly situated executives in our peer group, such data is intended to serve as only one of several reference points to assist the Compensation Committee in its discussions and deliberations. The Compensation Committee reserves flexibility to vary from the median based on a variety of factors including prior year compensation targets, the Named Executive Officer’s overall performance, changes in roles or responsibilities, and prior year short- and long-term incentive payments.

DESCRIPTION AND ANALYSIS OF OUR 2013 COMPENSATION DECISIONS

This section describes the components of our executive compensation program, the way in which the Compensation Committee makes decisions about each component, the philosophy behind each component and the way these decisions and philosophies were applied to each Named Executive Officer.

BASE SALARY

Base salary provides our Named Executive Officers with a degree of financial certainty and stability. In setting base salaries and determining merit increases for our Named Executive Officers, the Compensation Committee takes into account a variety of factors, including:

☐	level of responsibility;

☐	individual and team performance;

☐	internal review of the Named Executive Officer’s total compensation, individually and relative to our other officers and executives with similar responsibilities within the Company; and

☐	general levels of salaries and salary changes relative to our other officers and executives with similar responsibilities at peer group companies.

With regard to individual and team performance, the Compensation Committee relies to a significant extent on our Chief Executive Officer’s evaluation of each other Named Executive Officer’s individual performance. Salary levels are typically reviewed annually as part of our performance review process as well as upon a promotion or other change in job responsibility. Merit-based increases to the salaries of our Named Executive Officers are based on the Compensation Committee’s and the Chief Executive Officer’s assessment (other than for himself) of the individual’s performance and market conditions.

After taking into consideration the factors listed above and recognizing the increased size and scope of operations following the 2012 merger of Watson Pharmaceuticals, Inc. with Actavis, Inc., our NEOs received the following merit increases in base salary for 2013, effective March 29, 2013: Mr. Bisaro received a merit increase of 8.33%. Mr. Joyce received a merit increase of 12.0%; Mr. Olafsson received a merit increase of 9.0%; Mr. Stewart received a merit increase of 7.5%; and Mr. Wilkinson received a merit increase of 3.0%.

ANNUAL CASH INCENTIVE AWARDS

Annual cash incentive awards are an important feature of our performance-based compensation program. Annual cash incentive awards to our Named Executive Officers are made under our 162(m) Plan, which the Company adopted and stockholders approved in 2012.

The 162(m) Plan is intended to allow incentive compensation payable under such plan to qualify as performance-based compensation and therefore be tax-deductible by the Company under Internal Revenue Code Section 162(m). See “Tax Considerations” below for further information regarding Section 162(m).

For 2013, the maximum cash award for each participant under the 162(m) Plan continued to be based on a percentage of the Company’s operating income,(1) as defined in the 162(m) Plan (3.0% for Mr. Bisaro and 2.0% for each of our other Named Executive Officers), with a cap of $7,000,000 payable to any participant in any given year. Also under the 162(m) Plan, the Compensation Committee has the discretion to reduce the bonus amounts payable to our Named Executive Officers based on factors determined to be appropriate, including the achievement of performance goals applied under our Company-wide annual cash bonus program (the “Cash Bonus Program”), as described below. The majority of our employees participate in our Cash Bonus Program. During the first 90 days of the calendar year, the Compensation Committee determines the 162(m) Plan participants, the 162(m) Plan definition of operating income and Adjusted EBITDA, the maximum award payable to each participant under the 162(m) Plan, the Cash Bonus Program performance goals and weightings and the target annual cash incentive award opportunities as a percentage of base salary.

The Compensation Committee’s practice has been to exercise negative discretion from the calculated 162(m) Plan maximum award payable to each Named Executive Officer by applying the Cash Bonus Program performance goals in making its determination of the actual award amount paid. This approach is not purely formulaic, however, as the Compensation Committee also considers the contributions of each participant to our success during the performance period and other factors it deems appropriate. The Compensation Committee cannot increase the calculated 162(m) Plan maximum award payable and can only reduce it. Annual cash incentive awards are typically paid in March of the year following the 162(m) Plan performance period.

(1)	“Operating income” is defined as the Company’s operating income determined in accordance with GAAP plus, without duplication and only to the extent such amount represents a charge or expense determined in accordance with GAAP and reflected in the operating income of the Company and regardless of classification within the Company’s statement of income, the sum of (a) depreciation and amortization expense; (b) asset impairment charges; (c) charges associated with the revaluation of material contingent liabilities that are based in whole or in part on future estimated cash flows; (d) business restructuring charges; (e) costs and charges associated with the acquisition of businesses and assets including, but not limited to, milestone payments and integration charges; (f) litigation charges and settlements; (g) losses and expenses associated with the sale of assets; minus (h) gains or income of a nature similar to items (a) through (g) above. With respect to each of (a) through (h), such amounts are as identified in the Company’s financial statements, notes to the financial statements, or management’s discussion and analysis with respect to the financial statements as filed with the U.S. Securities and Exchange Commission.

2013 Performance Goals

For 2013, the performance goals under the Company-wide Cash Bonus Program, which were applied as part of the Compensation Committee exercising its negative discretion under the 162(m) Plan, consisted of a combination of corporate financial and individual performance goals and, for some Named Executive Officers, segment financial goals.

The amount payable to a Named Executive Officer under the 162(m) Plan was determined by multiplying the NEO’s annual base salary in effect as of the relevant year end by a factor equal to:

(i)	the NEO’s target bonus percentage; times

(ii)	a factor equal to (A) the weighted percentage of the target bonus payable on the basis of the Company’s Adjusted EBITDA for the relevant fiscal year plus, if applicable, (B) the weighted percentage of the target bonus payable on the basis of the Segment Contribution; times

(iii)	an adjustment of between 0% and 150% based on the individual performance of the NEO in the relevant fiscal year.

In summary, the amount payable to a given NEO under the 162(m) Plan would be calculated according to the following formula:

(NEO’s base salary)	x	(NEO’s target bonus percentage)	x	(Adjustment factor for weighted Corporate Adjusted EBITDA plus, if applicable, weighted Segment Contribution)	x	(Adjustment of 0% to 150% for NEO’s individual performance)

The Compensation Committee also retains the discretion to award cash bonuses outside the 162(m) Plan. From time to time, the Compensation Committee has awarded special bonuses to one or more of our NEOs in recognition of their contributions to the completion of major acquisitions or strategic initiatives.

Individual Bonus Award Levels

The Compensation Committee sets threshold, target and maximum bonus award levels under the 162(m) Plan for our Named Executive Officers, not to exceed the maximum individual bonus opportunities described above. For

2013, the Compensation Committee set award levels for each of our Named Executive Officers under the 162(m) Plan as percentages of their base salaries as shown in the following table:

Name	Threshold Percentage/Dollar Value	Target Percentage/Dollar Value	Maximum Percentage/Dollar Value
Paul M. Bisaro	62.5%/$812,500	125%/$1,625,000	281.3%/$3,656,250
R. Todd Joyce	40%/$224,147	80%/$448,294	180%/$1,008,662
Robert A. Stewart	45%/$292,500	90%/$585,000	202.5%/$1,316,250
Sigurdur Olafsson	45%/$337,500	90%/$675,000	202.5%/$1,518,750
G. Frederick Wilkinson	45%/$295,240	90%/$590,497	202.5%/$1,328,578

In the case of Mr. Bisaro, the Compensation Committee determined that it made sense for his target payout level to be higher than that of the other Named Executive Officers based on its assessment of Mr. Bisaro’s overall leadership position in the Company and his role in formulating long-term strategies and other initiatives.

Maximum performance under the Cash Bonus Program results in earning 225% of target payouts (150% adjustment factor for weighted corporate Adjusted EBITDA plus, if applicable, weighted segment contribution x 150% adjustment for NEO’s individual performance). Threshold payouts are based on the minimum level of performance for which payouts are authorized and results in earning 50% of the Named Executive Officer’s target incentive award. No minimum bonus amount is payable to any of our NEOs under the 162(m) Plan.

Performance Goals

The 2013 Cash Bonus Program performance goals consisted of corporate and individual goals and, for some NEOs, segment financial goals.

Corporate Financial Performance. The Corporate Financial Performance metric for 2013 consisted of Adjusted EBITDA. For the purpose of measuring Corporate Financial Performance, “Adjusted EBITDA” means our earnings before interest, taxes, depreciation and amortization, adjusted for share-based compensation, acquisition or licensing related charges, restructuring charges, litigation gains or losses, charges associated with our global supply chain initiative, non-cash charges, gains or losses on debt repurchase, gains or losses on sales of operating assets or securities and such other special items as determined at the discretion of our Board of Directors.

The Compensation Committee believes that Adjusted EBITDA is the best indicator of Corporate Financial Performance because it facilitates analysis by management and investors in evaluating the Company’s financial performance and comparing it against companies in its peer group.

The Compensation Committee used a performance grid that established various Adjusted EBITDA milestones necessary for full or partial funding of the annual incentive award for Corporate Financial Performance. Between threshold and maximum potential funding were intermediate levels of funding that were generally proportionate to corresponding Adjusted EBITDA achievement, though with a relatively larger reduction in funding for a failure to achieve a given milestone at or above the annual target.

In calculating Adjusted EBITDA for 2013, the Compensation Committee gave consideration to the positive impact that including Warner Chilcott’s results for the fourth quarter of 2013 would have had on the Company’s full year 2013 Adjusted EBITDA. As a result, the Compensation Committee determined the Company’s Corporate Financial Performance to be achieved at 110.0% of Target Adjusted EBITDA of $1.906 billion, which percentage was still much lower than the Corporate Financial Performance that would have resulted from the actual inclusion of Warner Chilcott’s results in Adjusted EBITDA, and applied such metric to each of the NEOs.

Segment Contribution. For executives who have direct responsibility for the performance of specific business segments, the performance of the segments (Segment Contribution) is also considered in determining the annual incentive bonus. This consideration recognizes that each business segment has its own measures of performance and achievement that may differ from overall corporate measures or from the measures used by our other segments, and that the executives who have direct oversight and control over specific segments should be specifically compensated based on the performance of such segments. In the case of Mr. Stewart, our President of Global Operations, 80% of his 2013 bonus opportunity was based on Corporate Financial Performance and 20% was based on the performance of the Anda Distribution business segment. In the case of Mr. Olafsson, the head of the Actavis Pharma business segment, 50% of his 2013 bonus opportunity was based on Corporate Financial Performance and 50% was based on the performance of the Actavis Pharma business segment. In the case of Mr. Wilkinson, our President of Actavis Global Research and Development, 50% of his 2013 bonus opportunity was based on Corporate Financial Performance and 50% was based on the performance of the Global Brands business segment. Because their responsibilities relate to the Company as a whole rather than a particular business segment, the bonus for each of Messrs. Bisaro and Joyce was based on Corporate Financial Performance, without reference to the performance of a specific business segment.

For the purpose of measuring Segment Contribution, “Adjusted Contribution” was used, which means a business segment’s contribution to our operating profit as reported in our filings with the SEC, adjusted for any reconciling item of the relevant segment that was excluded in determining Adjusted EBITDA.

In determining the portion of Messrs. Stewart’s, Olafsson’s and Wilkinson’s annual incentive award attributable to Adjusted Contribution, the Compensation Committee used performance grids reflecting specific levels of Adjusted EBITDA contribution from the respective business segments for which they had direct responsibility and then further adjusted the resulting target opportunity percentages as described below.

Between threshold and maximum funding were intermediate levels of potential funding that were generally proportionate to corresponding Adjusted Contribution milestones, though with a relatively larger reduction in funding for a failure to achieve a given milestone below the annual target.

Actual performance for 2013 compared with the following target Adjusted Contribution amounts under the performance grids resulted in the following:

1.	Target Adjusted Contribution of $73.4 million for Anda Distribution resulted in 148.3% of the target opportunity being payable to Mr. Stewart based on Segment Contribution for Anda Distribution. The Compensation Committee adjusted this percentage downwards to 130.0% to offset an unexpected product launch in 2013 which had raised the Anda Distribution Adjusted Contribution amount in 2013.

2.	Target Adjusted Contribution of $2.15 billion for Actavis Pharma resulted in 103.3% of the target opportunity being payable to Mr. Olafsson based on Segment Contribution for Actavis Pharma. The Compensation Committee adjusted this percentage upwards to 110.0% in order to account for the effects of changes that were made to the businesses in 2013 which are expected to enhance the long-term business but which may have reduced Actavis Pharma’s Adjusted Contribution amount in 2013.

3.	Target Adjusted Contribution of $106.1 million for Global Brands resulted in 135.5% of the target opportunity being payable to Mr. Wilkinson based on Segment Contribution for Global Brands. The Compensation Committee adjusted this percentage downwards to 120.0% to reflect the Compensation Committee’s determination that decreased research and development expense had contributed to Global Brands Adjusted Contribution amount in 2013.

Individual Performance. The Compensation Committee also recognizes that individual performance is a key element to consider in determining the overall cash incentive award available to an executive. To this end, our Chief Executive Officer reviews the performance of each of our Named Executive Officers (other than himself) on the basis of specific objective and subjective factors and makes recommendations to the Compensation Committee concerning their compensation, including with respect to adjustments to their target cash bonus payments. No specific weight is assigned to any of the factors considered.

In 2013, the adjustment to reflect individual performance could have been a multiplier ranging from 0% to 150% of a Named Executive Officer’s bonus as otherwise determined based on the Corporate Financial Performance and Segment Contribution Goals. The Compensation Committee takes the Chief Executive Officer’s recommendations into account in determining adjustments to annual cash incentive awards. The Chief Executive Officer’s bonus is subject to a similar adjustment based on his individual performance, which is determined by the Compensation Committee.

Mr. Bisaro’s individual performance adjustment for 2013 was based on the Compensation Committee’s assessment of his success in implementing the following strategic goals:

i.	Continuing to strengthen all the components of the Company’s diversified businesses – Actavis Pharma, Actavis Specialty Brands and Actavis Global Operations through organic growth and business development opportunities;

ii.	Ensuring that the Company continues to successfully capture the value of its strategic investments, including synergies;

iii.	Ensuring that the Company continues to invest and ultimately capture the value from its organic growth drivers, particularly through robust investment in R&D;

iv.	Continue the optimization of the Company’s global supply chain;

v.	Continuously improve the Company’s quality systems;

vi.	Continue to recruit and retain key executives across the expanded global footprint and develop and maintain succession plans for our senior leaders; and

vii.	Continue to effectively communicate with domestic and international stockholders and prospective stockholders regarding the investment value of Actavis.

Performance Goals of Other NEOs. In consultation with the Compensation Committee, our Chief Executive Officer assigned specific individual performance goals for 2013 to our other NEOs that were tailored to the scope and nature of their responsibilities and the business segment(s) they serve.

Retention Bonuses

On November 5, 2013, the Compensation Committee approved the grant of retention bonuses payable in cash to the Named Executive Officers and certain other officers of the Company (the “Retention Awards”). The Compensation Committee determined that it was in the best interests of the Company to grant the Retention Awards in order to ensure such officers’ continued retention and service to the Company. As described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition” below, the Board of Directors determined it was appropriate to provide new incentive and retention arrangements for the NEOs following the acceleration of their equity awards in the Warner Chilcott Acquisition.

The total retention bonus amounts payable to each of the NEOs are set forth in the table below next to such officer’s name:

Paul M. Bisaro	President & CEO	$5,000,000
Sigurdur Olafsson	President, Actavis Pharma	$4,000,000
Robert A. Stewart	President, Global Operations	$3,000,000
G. Frederick Wilkinson	President, Actavis Global Research and Development	$2,000,000
R. Todd Joyce	Chief Financial Officer—Global	$1,000,000

The Retention Awards provide that the officer must be employed as a regular full-time employee by the Company or one of its subsidiaries on the applicable vesting date, except as otherwise described below. Awards of $1,000,000 or less will vest 100% on January 1, 2015 and will be payable, less appropriate withholding of taxes, no later than March 1, 2015. Awards in excess of $1,000,000 will vest 50% on January 1, 2015 and 50% on January 1, 2016, and will in each case be payable, less appropriate withholding of taxes, within 60 days of the date such vesting occurs. In the event an officer’s employment is terminated by the Company without cause or by the officer for good reason, in each case as defined in the relevant Retention Award agreements, or is terminated for death or disability, any unpaid portion of any outstanding Retention Award granted to the officer will become payable within 30 days following the date of such termination.

Special Bonus

On March 5, 2014, the Compensation Committee approved the payment of a discretionary bonus in cash (the “Special Bonus”) to Mr. Bisaro in the amount of $1,318,750. The Compensation Committee determined it was in the best interests of the Company to award the Special Bonus in recognition of the Company’s exceptional financial and strategic performance in 2013, including the acquisition and integration of Warner Chilcott in 2013.

LONG-TERM EQUITY INCENTIVES

The Compensation Committee believes that long-term equity-based incentive awards provide a valuable tool for aligning the interests of management with our shareholders and focusing management’s attention on our long-term growth. In addition, the Compensation Committee believes that equity-based awards are essential to attract and retain the talented professionals and managers needed for our continued success.

OVERALL DESIGN AND MIX OF GRANT TYPES

The following table summarizes the overall design and mix of our annual long-term equity incentives granted in 2013:

Form of Award	Percentage of Total Target Long-Term Incentive Award Value	Purpose	Performance Measured	Earned and Vesting Periods
Time Award (time-vested restricted stock)	33.3%	• Encourages retention • Fosters shareholder mentality among the executive team		4 year vesting, with 1/4 of the award vesting on each of the first, second, third and fourth anniversaries following grant date

Adjusted EBITDA Performance Award (restricted stock units)	33.3%	• Encourages retention • Ties executive compensation to our operational performance	Adjusted EBITDA	Earned at end of one-year performance period based on Adjusted EBITDA; once earned, subject to time-based vesting: 1/4 of the award vests on each of the first, second, third and fourth anniversaries of grant date

TSR Performance Award (restricted stock units)	33.3%	• Encourages retention • Ties executive compensation to our long-term market performance	TSR	Earned and vest after three-year performance period based on TSR

Since 2011, the percentage mix described in the chart above is based on the dollar value of the awards granted; prior to that year, we granted equity awards according to fixed share number guidelines. With the advice and assistance of F.W. Cook, we shifted to fixed dollar awards to create better alignment between the intended target value of awards and the value actually delivered on the grant date. We began granting TSR Performance Awards in 2011. The Company’s “TSR” refers to the Company’s share price performance (and dividends, if any) ranked relative to the performance of its peer company group during the relevant period. Prior to 2011, we granted only Time Awards and Adjusted EBITDA Performance Awards. We believe that the use of both TSR and Adjusted EBITDA measures balances operational and market performance and focuses executives on the Company’s strategic business goal of cash generation as well as the Company’s performance compared to a broad index of companies.

In addition to our regular annual equity grants, on March 6, 2013, the Company also awarded special retention stock option grants to Messrs. Olaffson and Stewart. We believe the ten year term and vesting schedule (50% vesting after three years and 50% vesting after 5 years) of these stock options provided additional incentives to these individuals to remain with the Company and to focus on long-term growth and corporate financial performance. However, because all of the equity awards held by our NEOs were accelerated in connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition” below, these special retention stock option grants are no longer outstanding.

2013 TIME AWARDS

One-third of the aggregate dollar value of our NEOs’ annual equity awards granted in 2013 was in the form of time-based vesting restricted stock awards (“Time Awards”). The actual number of shares granted was determined on the basis of the Company’s closing share price on the date of grant. Once granted, the awards vest based solely on continued service with the Company, with 1/4 of the award vesting on each of the first, second, third and fourth anniversaries of the grant date.

Because all of the Time Awards held by our NEOs were accelerated in connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition” below, none of these awards remain currently outstanding.

2013 ADJUSTED EBITDA PERFORMANCE AWARDS

One-third of the aggregate dollar value of our NEOs’ annual equity awards granted in 2013 was in the form of one-year Company performance restricted stock unit grants (each, an “Adjusted EBITDA Performance Award”). The Adjusted EBITDA Performance Awards are earned based on Adjusted EBITDA performance against target during 2013. The number of shares that can be earned may range from 0% to 150% of the target, depending on performance (with interpolation between performance levels) as follows:

Adjusted EBITDA	Percentage of Target Shares Earned
Below $1.525 billion (80% of target Adjusted EBITDA)	None
$1.525 billion (80% of target Adjusted EBITDA, Base Threshold)	50%
$1.906 billion (Target)	100%
$2.516 billion (132% of target Adjusted EBITDA, Upper Threshold) (or higher)	150%

Once earned, Adjusted EBITDA Performance Awards will settle in the form of restricted shares and continue to be subject to time-based vesting of 1/4 of the award on each of the first, second, third and fourth anniversaries of the grant date (which equates to the conclusion of the 1-year performance period and one, two, and three years, respectively, following the conclusion of the 1-year performance period).

In connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition” below, all of the Adjusted EBITDA Performance awards held by our NEOs were accelerated and none of these awards remain currently outstanding. 2013

Adjusted EBITDA Performance awards were deemed earned at 100% based on the Adjusted EBITDA value most recently reported by the Company prior to the closing of the Warner Chilcott Acquisition and annualized.

2013 TSR PERFORMANCE AWARDS

One-third of the aggregate dollar value of our NEOs’ annual equity awards granted in 2013 was in the form of restricted stock unit awards to be earned based on the Company’s TSR for the 3-year performance period from January 2013 through December 2015 relative to the Company’s peer company group (each, a “TSR Performance Award”). Earned TSR Performance Awards vest at the end of the 3-year performance period and will be settled as soon as administratively feasible thereafter. The number of shares that may be earned may range from 0% to 150% of the target, depending on performance (with linear interpolation between performance levels) as follows:

TSR	Percentage of Target Shares Earned
Below 25th percentile of peer group	None
25th percentile of peer group (Base Threshold)	25%
50th percentile of peer group (Target)	100%
75th percentile of peer group (Upper Threshold)	150%

In the event that the Company has a negative TSR on an absolute basis at the end of the three-year performance period, then the maximum number of shares that could be earned, regardless of the Company’s TSR relative to its peer company group, would be 100% of target.

In 2011 and prior years, we used the same peer group for purposes of the TSR Performance Awards as we used in setting compensation generally, as described above. Beginning in 2012, we used a different peer group for purposes of the TSR Performance Awards. This peer group consists of companies in the Standard & Poors Healthcare Index sharing the same six-digit Global Industry Classification number as that of the Company. This peer group was selected in order to ensure that the Company’s performance can be measured consistently and transparently over the long term against an appropriate index of companies in our industry. Using a peer group based on a relevant index as opposed to a smaller group of peer companies selected at the beginning of a given three year period will also enable us to avoid situations in which, at the end of a given three year period, our peer group of companies has either been significantly diminished as a result of industry consolidation, or as the businesses of members of the peer group evolve in ways that make them unsuitable for inclusion in our peer company group. For purposes of evaluating the competitiveness of our overall executive compensation, however, we use a smaller group of peer companies with businesses that are generally similar to ours and which have comparable market capitalization and revenues, as further described under “Market Competitiveness Review,” above. We believe that this carefully focused group of peer companies provides us with relevant data on compensation paid to executives performing similar functions to our NEOs in similar companies that we believe we compete with for executive talent.

Because all of the TSR Performance Awards held by our NEOs were accelerated in connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition” below, none of these awards remain currently outstanding. Each of the 2011, 2012 and 2013 TSR Performance Awards were deemed earned at 150%, based on (i) an assumed last day of the three-year performance period of September 23, 2013 and an assumed ending stock price of the average closing sales price per share for the 30 business day period ending on September 23, 2013 and (ii) a review of our TSR for the modified performance periods against the peer group during the same modified performance periods, which in each case exceeded 75% of the peer group.

DETERMINATION OF 2014 TARGET LONG-TERM INCENTIVE AWARD VALUES

The Compensation Committee anticipates it will award long-term incentive awards for fiscal year 2014 to the Named Executive Officers following the six month period after the closing of the Warner Chilcott Acquisition, consistent with the form and mix of awards granted to the Named Executive Officers in prior years.

In determining the size of equity-based grants, the Compensation Committee considers the number of shares available under The 2013 Incentive Award Plan of Actavis plc (the “Equity Award Plan”), the potential dilutive impact of such grants on our shareholders, the individual’s position with us, the appropriate allocation of such grants based on individual and corporate performance, and the level of grants awarded by our peers.

Equity Grant Timing

Our Named Executive Officers generally receive equity-based grants when they join us and annually thereafter as part of the Compensation Committee’s determination of the executive officers’ annual total compensation. Annual equity grants are typically determined in the first quarter of each calendar year. All equity awards are approved before or on the date of grant. The date of the meetings at which the annual grants are made is set in March of the preceding year.

Stock Ownership Guidelines

In order to better align the interests of our Board and management with those of our shareholders in a fair and reasonable manner, as well as to implement what we believe is a corporate governance “best practice,” we adopted share ownership guidelines for our senior executives in 2011.

Each of the following individuals is required to own shares in the Company with a value equal to the following multiple of his or her base salary:

Executive Level	Market Value of Ordinary Shares Required to be Owned as a Multiple of Base Salary
Chief Executive Officer	4x
Division Presidents (including all other NEOs)	2x
Senior Vice Presidents	1x

Shares counted toward the stock ownership requirements include: (i) vested ordinary shares held of record or in a brokerage account by the individual or his or her spouse; and (ii) unvested restricted stock. Outstanding stock options and performance awards with respect to which the actual number of shares to be awarded have not yet been determined do not count toward satisfaction of the ownership requirements. Our Named Executive Officers are all currently in compliance with the Company’s stock ownership guidelines.

Prohibitions on Hedging and Pledging of Our Shares

Our insider trading policy prohibits any Named Executive Officer or any other officer or employee subject to its terms from entering into short sales or derivative transactions to hedge their economic exposure to our shares. In addition, these officers and employees are prohibited from pledging our shares as security for any loan.

ACCELERATION OF EQUITY AWARDS IN CONNECTION WITH THE WARNER CHILCOTT ACQUISITION

The Compensation Committee reviewed the rationale underlying the decision by the Actavis, Inc. Board of Directors to accelerate the vesting of the Section 16 officers’ equity awards in connection with the Warner

Chilcott Acquisition, as well as the implications of US Internal Revenue Code Section 4985 (which would have imposed a 15% excise tax being levied on the value of the unvested portion of each of Actavis, Inc.’s Section 16 officer’s and director’s equity awards).

In approving the Warner Chilcott Acquisition, the Actavis, Inc. Board of Directors carefully considered the potential impact of the imposition of the Section 4985 excise tax on Actavis, Inc.’s Section 16 officers and directors, including the current NEOs, determining that it would not have been appropriate to permit a significant burden arising from a transaction that was in the interests of stockholders to be imposed on the individuals most responsible for consummating the transaction and ensuring the success of the combined companies. Given two possible approaches for mitigating the impact of the Section 4985 excise tax (either (a) “grossing-up” the Section 16 reporting officers and directors of Actavis, Inc. for the Section 4985 excise tax payable as a result of the transaction, or (b) accelerating the vesting of these officers’ and directors’ equity awards), the Actavis, Inc. board of directors determined that accelerating the vesting of these individuals’ equity awards would be less costly and more tax efficient for the Company than a “gross-up.” The Actavis, Inc. board of directors had also considered that, following the acquisition, the Company would be able to provide appropriate new incentive and retention arrangements for Section 16 reporting officers without triggering the Section 4985 excise tax. See “—Retention Bonuses” above for a description of the retention bonuses which were granted following the closing of the Warner Chilcott Acquisition.

The tables below set forth the compensation that is based on or otherwise relates to the Warner Chilcott Acquisition and that became payable to each of our NEOs in connection with the Warner Chilcott Acquisition, which closed on October 1, 2013.

Named Executive Officers	Equity Awards ($)(1)
Paul M. Bisaro	45,062,496
R. Todd Joyce	12,526,416
Robert A. Stewart	21,306,444
Sigurdur Olafsson	25,376,232
G. Frederick Wilkinson	12,062,880

(1)	The amounts in this column reflect the value of the accelerated vesting of the Named Executive Officer’s unvested equity awards that occurred immediately prior to the effective time, as provided by the transaction agreement in the Warner Chilcott Acquisition. In connection with the Warner Chilcott Acquisition, the Named Executive Officers were entitled to receive our ordinary shares in exchange for Actavis, Inc. equity awards and not cash payments. The acceleration of these equity awards was deemed to be “single-trigger” because it occurred immediately prior to the effective time and was not conditioned upon a termination or resignation of service. The following table breaks down these amounts by type of award. The values in the following table were calculated using a price per share of $144.00, the September 30, 2013 closing price per share of Actavis, Inc. common shares. The estimated aggregate value of these interests was approximately $116.3 million net of any applicable exercise price, or approximately $56.0 million net of any applicable exercise price and estimated tax withholdings.

Name	Stock Options ($)(a)	Time-Based Restricted Stock ($)	Performance-Based Restricted Stock ($)(b)	Performance-Based Restricted Share Units ($)(c)	Total ($)
Paul M. Bisaro	—	18,141,408	2,406,528	24,514,560	45,062,496
R. Todd Joyce	—	5,242,896	601,632	6,681,888	12,526,416
Robert A. Stewart	4,285,500	8,578,080	788,688	7,654,176	21,306,444
Sigurdur Olafsson	8,571,000	8,452,368	722,016	7,630,848	25,376,232
G. Frederick Wilkinson	—	4,575,744	722,016	6,765,120	12,062,880

TOTAL					116,334,468

(a)	The value of each unvested option was calculated in accordance with SEC rules as the difference between (a) $144.00 (the September 30, 2013 closing price per share of Actavis, Inc. common shares) and (b) its exercise price.
(b)	Restricted stock awards subject to performance-based vesting were already earned pursuant to their terms based on performance in fiscal years 2010 and 2011, and were only subject to time-based vesting.
(c)	2012 Adjusted EBITDA Performance Awards were earned at 103.4% for performance in 2012. 2013 Adjusted EBITDA Performance awards were deemed earned at 100% based on the Adjusted EBITDA value most recently reported by the Company prior to the closing of the Warner Chilcott Acquisition and annualized. Each of the 2011, 2012 and 2013 TSR Performance Awards were deemed earned at 150%, based on (i) an assumed last day of the three-year performance period of September 23, 2013 and an assumed ending stock price of the average closing sales price per share for the 30 business day period ending on September 23, 2013 and (ii) a review of our TSR for the modified performance periods against the peer group during the same modified performance periods, which in each case exceeded 75% of the peer group.

The incremental fair value, as determined in accordance with ASC 718, associated with the modification of the TSR Performance Awards held by the NEOs in connection with the full acceleration of vesting in connection with the Warner Chilcott Acquisition, is described in the “2013 Grants of Plan-Based Awards” table below. There was no incremental fair value, as determined in accordance with ASC 718, associated with the modification of the Time Awards or the Adjusted EBITDA Performance Awards in connection with the full acceleration.

PERQUISITES AND OTHER PERSONAL BENEFITS

We provide our Named Executive Officers with perquisites and other personal benefits that we believe have a business purpose and are reasonable and consistent with our overall compensation program and better enable us to attract and retain superior employees for key positions. The Compensation Committee believes these benefits and perquisites provide a more tangible incentive with a greater perceived value than an equivalent amount of cash compensation.

The Named Executive Officers are provided with a monthly car allowance, mandatory annual physical exams, partial reimbursement for financial planning assistance, and participation in the plans and programs described below under the heading “Other Benefits—Generally Available Benefits.”

The car allowance is intended to cover expenses related to the lease, purchase, insurance and maintenance of a vehicle. It is provided in recognition of the need to have executive officers visit customers, business partners and other stakeholders in order to fulfill their job responsibilities. The mandatory annual physical exams are required to monitor the physical health of our executives and to discover potential health issues that could interfere with their duties at the Company. The financial planning assistance covers 50% of eligible expenses resulting from financial, estate and tax planning up to a maximum of $3,000 per year. We believe that it is in its best interest for the executives to have professional assistance in managing their total compensation so that they can focus their full attention on growing and managing the business. The Company believes that providing relocation benefits is consistent with market practices and supports its goal of fostering cohesion and communication among its senior executives.

In connection with the November 2012 amendment and restatement of Mr. Bisaro’s employment agreement, we added a provision allowing personal use of the Company’s aircraft by him and his family members and guests traveling with him in an amount not to exceed $110,000 per year. We believe that the use of corporate aircraft provides for a more efficient use of Mr. Bisaro’s time and also provides a more secure traveling environment where sensitive business issues may be discussed.

All taxes payable on the value of the benefits described above are borne by the recipient of such benefits.

OTHER BENEFITS

Generally Available Benefits

We provide the following benefits to our Named Executive Officers generally on the same basis as the benefits provided to all employees:

•	Health, dental and vision insurance;

•	Life insurance;

•	Short- and long-term disability;

•	Educational assistance; and

•	401(k) plan.

Executive Compensation Deferral Program

Our Named Executive Officers, in addition to certain other U.S.-based eligible management level employees, are entitled to participate in our Executive Deferred Compensation Plan. We believe that, because the Company does not offer a defined benefit pension plan, such a deferred compensation arrangement should be included as a component of a market competitive compensation program to assist participants in planning and saving for their retirement. Pursuant to our Executive Deferred Compensation Plan, eligible employees may defer from 1% to 80% of their salary and from 1% to 80% of their annual cash incentive award, if any, each year.

We match 50% of the first 2% an employee defers in accordance with this Plan. Vesting of the matched amount is based on an employee’s years of service with us. If an employee has been with us for less than one year, none of the matched amount is vested. Vesting thereafter occurs 33% per year, such that employees who have been with us for more than 3 years are 100% vested in the matched amount.

All contributions to our Executive Deferred Compensation Plan have a guaranteed fixed interest rate of return. This guaranteed rate is adjusted annually based on the Prime interest rate published in the Wall Street Journal on the first business day of November. In 2013, the guaranteed interest rate was 3.25%.

Severance Benefits

Pursuant to each of our Named Executive Officer’s respective employment agreements or other terms of employment, in the event of termination of employment by us without cause, or if the Named Executive Officer resigns for good reason, we will provide the Named Executive Officer with severance compensation and benefits, including a lump sum severance payment (or, in the case of Messrs. Olafsson, Stewart and Wilkinson, bi-weekly salary continuation during the applicable period) that varies among the Named Executive Officers, a prorated bonus for certain Named Executive Officers and continued group health insurance benefits and outplacement services for a specified period of time. The severance benefits are designed to retain our executive officers by providing them with security in the event of a termination of employment without cause or resignation for good reason.

If the termination of employment by us without cause or by the Named Executive Officer for good reason occurs within specified periods before or following a change-in-control, certain of the Named Executive Officers are entitled to increased cash severance benefits and all of the Named Executive Officers are entitled to the immediate vesting of any unvested equity awards held. These cash and equity benefits are payable only upon a double trigger — there must be a change-in-control and a termination or resignation for good reason. We believe this approach to be in our best interests in that it (1) provides a retention incentive to our Named Executive Officers who may be faced with the potential of job loss following a change-in-control and (2) affords any successor entity the opportunity to retain any or all Named Executive Officers following such a change-in-control.

In addition, in the event of a termination as a result of a change-in-control of the Company, Mr. Joyce is also entitled to receive a gross-up payment to compensate him for any excise tax imposed under Sections 280G and 4999 of the Internal Revenue Code (described further under “Tax Considerations” below). Such gross-up was provided for in Mr. Joyce’s employment agreement which was entered into prior to 2010 and has not been enhanced since such entry. In connection with the November 2012 amendment and restatement of Mr. Bisaro’s employment agreement, we replaced his entitlement to an excise tax gross-up payment with a “best net” provision that his payments will be reduced if excise taxes would otherwise be triggered, to the extent that such a reduction results in a greater after-tax amount for him. The Company does not plan to include any gross-up payments in any future arrangements.

Further information on the severance compensation and benefits is provided under “Potential Payments Upon Termination or Change-in-Control.”

CLAWBACK POLICIES; RECOUPMENT OF INCENTIVE COMPENSATION

Pursuant to Mr. Bisaro’s amended and restated employment agreement with the Company, in the event of a significant restatement of the Company’s financial statements (other than due to a change in generally accepted accounting rules or their interpretation by the Company’s auditors, or as a result of events the Board determines were beyond Mr. Bisaro’s control and responsibility) occurring at any time up to three years following the termination of Mr. Bisaro’s employment with the Company, the Board will review all compensation that was provided to him on the basis of having met or exceeded specific performance targets for performance periods beginning after January 1, 2009 that occur during the restatement period. To the extent permitted by applicable law, the Board will seek to recoup from Mr. Bisaro the amount by which his incentive compensation for the relevant period exceeded the lower payment he would have received based on the restated financial results on a net after-tax basis, plus a reasonable rate of interest. However, the Board will not seek to recoup incentive compensation paid more than three (3) years before the date such restatement is disclosed. The foregoing would apply to amounts received by Mr. Bisaro in the form of both his annual cash incentive award and his performance-based equity awards.

In addition to the recoupment provision in Mr. Bisaro’s employment agreement, the 162(m) Plan also provides that the Compensation Committee has the discretion to require a participant to repay the income, if any, derived from an award under the plan in the event of a restatement of the Company’s financial results within three years after payment of such award to correct a material error that is determined by the Compensation Committee to be the result of fraud or intentional misconduct.

These clawback policies help ensure that incentive compensation is payable only if the applicable underlying performance goals are met, consistent with our pay-for-performance philosophy.

TAX CONSIDERATIONS

Policy on Deductibility of Executive Compensation

In establishing total compensation for the executive officers, the Compensation Committee considers the effect of Section 162(m) of the Internal Revenue Code. Section 162(m) generally disallows a tax deduction for compensation over $1 million paid for any fiscal year to the Chief Executive Officer and the three other highest paid executive officers other than the Chief Financial Officer unless the compensation qualifies as performance-based. While the Compensation Committee generally seeks to preserve the deductibility of most compensation paid to executive officers, the primary objective of the compensation program is to support the Company’s business strategy. Thus, the Compensation Committee believes it should have flexibility in awarding compensation, even though some compensation awards may result in non-deductible compensation expenses, and accordingly the Compensation Committee may, in its judgment, provide for non-deductible compensation awards.

Summary Compensation Table

The following table sets forth certain information regarding the annual and long-term compensation for services rendered to the Company in all capacities with respect to the fiscal years ended December 31, 2011, December 31, 2012 and December 31, 2013 of our Named Executive Officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
(a)	(b)	(c)	(d)	(e)		(f)	(g)	(h)	(i)
Paul M. Bisaro President and Chief Executive Officer	2013 2012 2011	1,276,923 1,200,000 1,153,846	1,318,750 1,200,840 —	6,011,652 4,394,209 4,663,373	— — —	2,681,250 1,779,160 2,000,000	— — —	92,497 85,100 52,122	11,381,072 8,679,309 7,869,341
R. Todd Joyce Chief Financial Officer – Global	2013 2012 2011	557,289 502,498 472,881	— — —	1,750,254 1,686,427 1,364,708	— — —	641,061 488,886 426,566	— — —	50,828 39,026 32,340	2,999,432 2,716,837 2,296,495
Sigurdur Olafsson President – Actavis Pharma	2013 2012 2011	735,641 681,674 658,712	— — 350,000	1,999,677 2,568,245 1,399,021	3,243,885 — —	1,002,375 726,717 639,072	— — —	389,517 38,557 25,949	7,371,095 4,015,193 3,072,754
Robert A. Stewart President – Global Operations	2013 2012 2011	639,504 590,692 534,315	— — —	1,902,031 2,568,245 1,528,543	1,621,943 — —	1,000,350 660,953 567,265	— — —	52,650 42,390 28,261	5,216,478 3,862,280 2,658,384
G. Frederick Wilkinson President – Actavis Global Research and Development	2013 2012 2011	651,678 634,096 620,292	— — —	1,748,964 1,348,550 1,399,021	— — —	882,767 495,847 468,835	— — —	37,394 50,495 32,086	3,320,803 2,528,988 2,520,234

(1)	Salary includes annual salary and cash paid in lieu of vacation and reflects salary merit increases, as described under “Base Salary” above, effective as of March 29, 2013. Amounts include cash compensation earned but deferred, as applicable, under the Company’s deferred compensation plan. Participants in these plans may defer receipt of portions of salary and/or annual non-equity incentive plan compensation earned for the year into Actavis’ Executive Deferred Compensation Plan. Actavis’ Executive Deferred Compensation Plan is discussed in further detail above under “Executive Compensation Deferral Program” under the heading “Compensation Discussion and Analysis” and below under the heading “2013 Nonqualified Deferred Compensation”.
(2)	Bonus amounts for 2013 include the Special Bonus paid to Mr. Bisaro in March 2014 with respect to 2013, as described under “—Special Bonus” above.
(3)	Stock awards for 2013 represent (i) the aggregate grant date fair value of 2013 restricted stock and restricted stock unit grants issued pursuant to Time Awards, Adjusted EBITDA Performance Awards and TSR Performance Awards, in each case computed in accordance with FASB ASC Topic 718 and (ii) the incremental fair value, as determined in accordance with ASC 718, associated with the modification of the TSR Performance Awards held by the NEOs in connection with the full acceleration of vesting in connection with the Warner Chilcott Acquisition, which is described under “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition” above. There was no incremental fair value, as determined in accordance with ASC 718, associated with the modification of the Time Awards or the Adjusted EBITDA Performance Awards. The grant date fair value of restricted stock and restricted stock unit grants issued pursuant to the 2013 Time Awards and Adjusted EBITDA Performance Awards is based on the fair market value of our common stock of $86.86 on the issuance date of March 6, 2013. The grant date fair value of the TSR Performance Awards is based on a valuation of the expected target payout for those awards on the date those awards were granted using “Monte Carlo” valuation methodology. Using this methodology, the per share grant date fair value of our common stock, based on a market price of $86.86 on the issuance date of March 6, 2013 was $71.90. The maximum possible value of the Adjusted EBITDA Performance Awards on the date they were granted was as follows: $3,000,058 for Mr. Bisaro, $875,028 for Mr. Joyce, $1,000,019 for Mr. Olafsson, $949,988 for Mr. Stewart and $875,028 for Mr. Wilkinson. The maximum possible value of the TSR Performance Awards on the date they were granted was as follows: $2,483,282 for Mr. Bisaro, $724,249 for Mr. Joyce, $827,857 for Mr. Olafsson, $786,442 for Mr. Stewart and $724,249 for Mr. Wilkinson. For additional discussion on the assumptions used in determining fair value and the accounting for restricted stock and restricted stock unit awards, see Share-Based Compensation in Note 3 and Note 5 to the audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

(4)	The dollar amounts represent the aggregate grant date fair value of the stock option awards granted during the indicated fiscal year, as determined in accordance with ASC 718. The grant date fair value of options is based on a Black-Scholes grant date fair value of $21.63 per share. The closing share price on the date of issuance was $86.86 per share. All such Option Awards were accelerated in connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition” above. There was no incremental fair value, as determined in accordance with ASC 718, associated with the modification of the Option Awards in connection with the full acceleration of our equity awards in the Warner Chilcott Acquisition.
(5)	Non-equity incentive plan compensation represents payment under our annual cash incentives award program for the fiscal year stated but paid in March of the following year. For additional discussion on our annual cash incentive award program, see “Annual Cash Incentive Awards” above under the heading “Compensation Discussion and Analysis” and below under the heading “2013 Grants of Plan-Based Awards”.
(6)	No amounts have been included in this column with respect to earnings credited on contributions to our Executive Deferred Compensation Plan, because those earnings are not above-market or preferential. We do not offer a defined benefit pension plan for our Named Executive Officers or other employees.
(7)	Total other compensation for 2013 consisted of car allowances, Company matches under our 401(k) plan and our deferred compensation plan, group life insurance coverage and other perquisites as follows:

Name	Car Allowance	401(k) Match	Deferred Compensation Match	Group Term Life Insurance	Relocation	Financial Planning Reimbursement	Tax Indemnification (a)	Other Perquisites (b)	Total Other Compensation
Paul M. Bisaro	15,000	20,000	30,761	2,622	—	—	—	24,114	92,497
R. Todd Joyce	12,000	20,000	10,462	4,997	—	—	—	3,369	50,828
Sigurdur Olafsson	12,000	17,500	14,624	1,710	83,741	—	255,452	4,490	389,517
Robert A. Stewart	12,000	17,500	13,005	1,710	—	575	—	7,860	52,650
G. Frederick Wilkinson	12,000	9,016	11,475	4,903	—	—	—	—	37,394

(a)	Tax indemnification represents a tax indemnification payment for certain personal Icelandic tax liability that was grossed up for US payroll taxes in accordance with a tax indemnity agreement.
(b)	Amounts shown in the “Other Perquisites” column represent the incremental costs to us associated with the executive’s personal use of our aircraft. Incremental costs include fuel costs, landing and parking fees, customs and handling charges, per hour accruals for maintenance service plans, passenger catering and ground transportation, crew travel expenses and other trip-related variable costs (including fees for contract crew members and the use of our fractional jet interest). Because our aircraft are used primarily for business travel, incremental costs exclude fixed costs that do not change based on usage, such as pilots’ salaries, aircraft purchase or lease costs, fractional jet interest management fees, home-base hangar costs and certain maintenance fees.

2013 Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards granted to the Named Executive Officers for 2013:

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards Number of Securities Underlying Options	Grant Date Fair Value of Stock and Option Awards ($)	Incremental Fair Value of Modified TSR Performance Awards ($)
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)		(b)	(c)	(d)	(e)	(c)	(d)	(e)	(f)		(i)
Paul M. Bisaro	Non-Equity Incentive Plan Award	3/6/13(1)			7,000,000
	Time Awards	3/6/13(2)							23,026		2,000,038
	Adjusted EBITDA Performance Awards	3/6/13(3)				11,513	23,026	34,539			2,000,038
	TSR Performance Awards	3/6/13(4)				5,756	23,025	34,538			1,655,498	229,099
	Modified TSR Performance Award	3/8/12(4)										109,189
	Modified TSR Performance Award	3/2/11(4)										17,790
R. Todd Joyce	Annual Cash Incentive Awards	3/6/13(1)			6,416,000
	Time Awards	3/6/13(2)							6,716		583,352
	Adjusted EBITDA Performance Awards	3/6/13(3)				3,358	6,716	10,074			583,352
	TSR Performance Awards	3/6/13(4)				1,679	6,715	10,073			482,809	66,814
	Modified TSR Performance Award	3/8/12(4)										29,480
	Modified TSR Performance Award	3/2/11(4)										4,447
Sigurdur Olafsson	Annual Cash Incentive Awards	3/6/13(1)			6,416,000
	Time Awards	3/6/13(2)							7,675		666,651
	Adjusted EBITDA Performance Awards	3/6/13(3)				3,838	7,675	11,513			666,651
	TSR Performance Awards	3/6/13(4)				1,919	7,676	11,514			551,904	76,376
	Option Award	3/6/13(5)								150,000	3,243,885
	Modified TSR Performance Award	3/8/12(4)										32,758
	Modified TSR Performance Award	3/2/11(4)										5,337
Robert A. Stewart	Annual Cash Incentive Awards	3/6/13(1)			6,416,000
	Time Awards	3/6/13(2)							7,291		633,296
	Adjusted EBITDA Performance Awards	3/6/13(3)				3,646	7,291	10,937			633,296
	TSR Performance Awards	3/6/13(4)				1,823	7,292	10,938			524,295	72,555
	Option Award	3/6/13(5)								75,000	1,621,943
	Modified TSR Performance Award	3/8/12(4)										32,758
	Modified TSR Performance Award	3/2/11(4)										5,831
G. Frederick Wilkinson	Annual Cash Incentive Awards	3/6/13(1)			6,416,000
	Time Awards	3/6/13(2)							6,716		583,352
	Adjusted EBITDA Performance Awards	3/6/13(3)				3,358	6,716	10,074			583,352
	TSR Performance Awards	3/6/13(4)				1,679	6,715	10,073			482,809	66,814
	Modified TSR Performance Award	3/8/12(4)										27,300
	Modified TSR Performance Award	3/2/11(4)										5,337

(1)	Annual Cash Incentive Awards: The “maximum” amounts shown in the table reflect the largest possible payouts to our Named Executive Officers under our 162(m) Plan for the 2013 performance period based on operating income, as defined under that plan. There are no thresholds or targets under the 162(m) Plan. The 162(m) Plan provides the Compensation Committee with the ability to use negative discretion to award any amount that does not exceed the maximum. The Compensation Committee’s practice has been to exercise such discretion to reduce the maximum 162(m) Plan award payable to each Named Executive Officer by applying the performance goals established under our Cash Bonus Program. The actual amounts awarded under our 162(m) Plan for 2013 are reported as “Non-Equity Incentive Plan Compensation” in the “Summary Compensation Table”. For a description of the 162(m) Plan and the performance goals under the Cash Bonus Program, including the threshold, target and maximum possible payouts for our Named Executive Officers and the use of the Cash Bonus Program goals in the Compensation Committee’s exercise of negative discretion, see “Annual Cash Incentive Awards”. For additional discussion of our annual cash incentive award program, see “Annual Cash Incentive Awards”.
(2)	2013 Time Awards: Represents the restricted stock issued on March 6, 2013 pursuant to 2013 Time Awards. All such Time Awards were accelerated in connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition”. Restrictions were to lapse equally on the restricted stock grants on the first, second, third and fourth anniversaries of the grant date, subject to continued employment. The fair value of Time Award restricted stock grants is based on the fair market value of our common stock of $86.86 on the issuance date of March 6, 2013. There was no incremental fair value, as determined in accordance with ASC 718, associated with the modification of the Time Awards in connection with the full acceleration of our equity awards in the Warner Chilcott Acquisition.
(3)	Adjusted EBITDA Performance Awards: Represents the number of Adjusted EBITDA Performance Award shares issued in 2013 for the 2013 performance period based on 2013 Corporate Financial Performance as measured by Adjusted EBITDA. The Company provides performance-based annual equity incentive awards to our Chief Executive Officer under a compensation program administered by the Compensation Committee and for our other executive officers. Under these programs, our senior executive officers, including our Named Executive Officers, receive restricted stock units that settle in the form of restricted stock based on the Company’s performance during the fiscal year as measured by Adjusted EBITDA. The threshold value of the issuance represents the minimum level of performance for which issuances are authorized under the program and is equal to 50% of the target value of the issuances. Maximum payouts represent 150% of target value. Once earned, restricted shares underlying Adjusted EBITDA Performance Awards will continue to be subject to time based vesting of 25% on each of the first, second, third and fourth anniversaries of the beginning of the 1-year performance period. The grant date fair value of the 2013 Performance Awards is based on the expected target payout for those awards on the date those awards were granted. The fair market value of our common stock on the grant date of March 6, 2013 was $86.86. All such Adjusted EBITDA Performance Awards were accelerated in connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition”. There was no incremental fair value, as determined in accordance with ASC 718, associated with the modification of the Adjusted EBITDA Performance Awards in connection with the full acceleration of our equity awards in the Warner Chilcott Acquisition.
(4)	TSR Performance Awards: Under our equity incentive award programs, our senior executive officers, including our Named Executive Officers, receive an award of restricted stock units that vest based on the Company’s performance. The performance metric for the TSR Performance Awards granted in 2013 is the Company’s TSR for the 3-year performance period from January 2013 through December 2015 against the Company’s TSR peer company group. Earned TSR Performance Awards vest at the end of the 3-year performance period and will be settled as soon as administratively feasible thereafter. The grant date fair value of the TSR Performance Awards is based on a valuation of the expected target payout for those awards on the date those awards were granted using “Monte Carlo” valuation methodology. Using this methodology, the per share grant date fair value of our common stock, based on a market price of $86.86 on the issuance date of March 6, 2013, was $71.90. All outstanding TSR Performance Awards were accelerated in connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition”. The acceleration of the TSR Performance Awards was treated as an award modification that resulted in incremental fair value recorded in accordance with FASB ASC Topic 718.
(5)	Option Awards: The dollar amounts represent the aggregate grant date fair value of the stock option awards granted during the indicated fiscal year, as determined in accordance with ASC 718. The grant date fair value of options is based on a Black-Scholes grant date fair value of $21.63 per share. The closing share price on the date of issuance was $86.86 per share. All such Option Awards were accelerated in connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition”. There was no incremental fair value, as determined in accordance with ASC 718, associated with the modification of the Option Awards in connection with the full acceleration of our equity awards in the Warner Chilcott Acquisition.

2013 Outstanding Equity Awards at Fiscal Year-End

Due to the acceleration of all of the outstanding equity awards held by the Company’s Section 16 officers, including the NEOs, in connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition”, there were no outstanding equity awards at December 31, 2013.

2013 Option Exercises and Stock Vested

The following table sets forth certain information with respect to each Named Executive Officer concerning the exercise of stock options and the vesting of stock awards during the fiscal year ended December 31, 2013:

	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
(a)	(b)	(c)	(d)	(e)
Paul M. Bisaro	527,200	55,234,744	400,277	52,567,651
R. Todd Joyce	—	—	102,791	13,892,388
Sigurdur Olafsson	150,000	8,571,000	127,141	17,698,099
Robert A. Stewart	75,000	4,285,500	130,861	18,103,880
G. Frederick Wilkinson	—	—	104,053	14,110,138

(1)	Shares acquired on vesting are represented on a pre-tax basis.
(2)	Represents the closing market price of our ordinary shares the date of vesting multiplied by the number of shares that have vested.

See “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition” for a description of the full acceleration of the equity awards held by the NEOs in connection with the Warner Chilcott Acquisition, which amounts are included in the table above.

2013 Nonqualified Deferred Compensation

The following table sets forth the executive contributions, employer matches, earnings, withdrawals/distributions and account balances, where applicable, for the Named Executive Officers in the Executive Deferred Compensation Plan (the “Deferred Plan”), an unfunded, unsecured deferred compensation plan.

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(4)
(a)	(b)	(c)	(d)	(e)	(f)
Paul M. Bisaro	213,846	30,761	34,817	—	1,113,754
R. Todd Joyce	725,320	10,462	24,130	(570,954)	781,770
Sigurdur Olafsson	58,673	14,624	2,949	—	121,640
Robert A. Stewart	52,018	13,005	5,407	—	185,720
G. Frederick Wilkinson	101,719	11,475	9,229	—	318,473

(1)	Executive contributions reported in column (b) above include salary contributions for 2013, if any, and amounts related to non-equity incentive plan compensation earned in 2012 but paid in 2013. Any salary contributions included in column (b) are also reported in the “Salary” column for 2013 or the “Non-Equity Incentive Plan Compensation” column for 2012 in the Summary Compensation Table. Included in the amounts above representing non-equity plan contributions earned in 2012 but paid in 2013 was $150,000 for Mr. Bisaro, $391,109 for Mr. Joyce, $14,534 for Mr. Olafsson, $26,438 for Mr. Stewart and $49,585 for Mr. Wilkinson.
(2)	Registrant contributions reflect company matching contributions to the Deferred Plan in 2013. All Registrant contributions are reported in the “All Other Compensation” column for 2013 of the Summary Compensation Table.
(3)	Aggregate earnings represent 2012 deemed investment earnings at the guaranteed fixed interest rate for 2013 of 3.25%. No other investment alternatives for amounts deferred or credited are offered under the Deferred Plan.
(4)	Aggregate balance reflects balances within the Deferred Plan as of December 31, 2013. All amounts are fully vested for each Named Executive Officer.

Pursuant to the Deferred Plan, eligible employees may defer from 1% to 80% of their salary and from 1% to 80% of their annual cash incentive award, if any. We match 50% of the first 2% an employee defers in accordance with this Plan. Vesting of the matched amount is based on an employee’s years of service with us. If an employee has been with us for less than one year, none of the matched amount is vested. Vesting thereafter occurs 33% per year, such that employees who have been with us for more than 3 years are 100% vested in the matched amount.

All contributions to our Deferred Plan have a guaranteed fixed interest rate of return. This guaranteed rate is adjusted annually based on the Prime interest rate published in the Wall Street Journal on the first business day of November. In 2013, the guaranteed interest rate was 3.25%.

Assets in the Deferred Plan are distributed either (i) at separation of service as a result of retirement, disability, termination or death; or (ii) on a designated date elected by the participant. The Deferred Plan requires participants to make an annual distribution election with respect to the money to be deferred in the next calendar year. If a participant so elects, deferrals made in one year may be distributed as soon as the next year following the deferral election. Participants may elect to receive a distribution as a lump-sum cash payment or in installment payments paid over 2 to 15 years, as the participant elects. Bonus deferrals are credited to a participant’s account the year following the year in which the bonus is earned. As a result, bonus deferrals may not be distributed until the year following the year in which the bonus is paid to a participant and credited to his or her account. Per regulatory requirements, participants may not accelerate distributions from the Deferred Plan.

Potential Payments Upon Termination or Change-in-Control

EXECUTIVE SEVERANCE AND CHANGE-IN-CONTROL AGREEMENTS

Each of our Named Executive Officers is party to an employment agreement or arrangement pursuant to which he is entitled to certain payments and benefits in the event of an involuntary termination without cause or the resignation of the executive for good reason, which differ depending on whether the termination is a “qualifying termination” in connection with a change-in-control. Mr. Bisaro is also entitled to certain additional payments and benefits in the event of certain other types of termination, as described below. Following is a summary of the termination and change-in-control provisions of each Named Executive Officer’s agreement or arrangement. Following such summary is a table estimating the values of the applicable payments and benefits, as well as the definitions of “change-in-control”, “cause”, “good reason” and “qualifying termination”, which differ slightly among the executives.

Paul M. Bisaro

Mr. Bisaro is entitled to the following payments and benefits in the event of a termination by us without cause or by Mr. Bisaro for good reason:

(1)	(A) if the termination is not a qualifying termination in connection with a change-in-control, a lump sum cash payment equal to the sum of (i) two times Mr. Bisaro’s then base salary and (ii) two times Mr. Bisaro’s target annual bonus for the year of termination or resignation and (B) if the termination is a qualifying termination in connection with a change in control, the sum of (i) three times Mr. Bisaro’s base salary and (ii) three times Mr. Bisaro’s target bonus for the year of termination or resignation;

(2)	continued group health benefits (medical, dental and vision) for Mr. Bisaro and Mr. Bisaro’s dependents for a period of up to 36 months; and

(3)	if the termination is a qualifying termination in connection with a change-in-control, accelerated vesting of all equity awards.

Mr. Bisaro is entitled to the same severance benefits if the Company elects not to renew the agreement at the end of his term of employment. He is also entitled to a prorated bonus based on actual company performance at the end of his employment agreement term in such case, or if, at the end of the term, he retires from the Company or does not agree to enter into a new employment agreement or amendment to the existing agreement extending his employment for a period of at least three years on substantially the same terms as his existing agreement. Finally, he is entitled to a prorated target bonus in the event of his death or disability.

In addition, Mr. Bisaro’s amended and restated agreement provides that Mr. Bisaro will be entitled to continued or accelerated vesting of his outstanding equity awards in certain circumstances upon his separation from employment with the Company outside of the change-in-control context. Specifically, if Mr. Bisaro retires from his employment at the end of the agreement term, or the Company does not renew the agreement at the end of the agreement term, or Mr. Bisaro is terminated without cause or resigns for good reason at any time after the 54- month anniversary of the agreement, or is terminated for disability, he will be entitled to continued vesting of his unvested equity awards. Additionally, in the event Mr. Bisaro’s employment is terminated as a result of his death, his estate will be entitled to accelerated vesting of all then unvested equity awards.

The foregoing description does not give effect to the employment agreement entered into between Mr. Bisaro and Actavis, Inc. effective July 1, 2014, upon the closing of Actavis’ acquisition of Forest Laboratories and Mr. Bisaro’s assumption of the role of Executive Chairman. The terms of Mr. Bisaro’s new employment agreement were disclosed in a Current Report on Form 8-K filed by Actavis plc on July 3, 2014.

R. Todd Joyce

Mr. Joyce is entitled to the following payments and benefits in the event of a termination by us without cause or by Mr. Joyce for good reason:

(1)	a lump-sum cash payment payable within 30 days of termination equal the sum of (i) two times Mr. Joyce’s then base salary and (ii) two times Mr. Joyce’s target annual bonus for the year of termination or resignation or two times the amount of the bonus paid to Mr. Joyce in the previous year, whichever is greater;

(2)	a prorated annual bonus for the year of termination or resignation, in the Company’s discretion;

(3)	continued group health benefits (medical, dental and vision) for Mr. Joyce and his dependents for up to 18 months;

(4)	outplacement services for one year with a nationally recognized service selected by us; and

(5)	if the termination is a qualifying termination in connection with a change-in-control, acceleration of all equity awards.

Robert A. Stewart

Mr. Stewart is entitled to the following payments and benefits in the event of a termination by us without cause or by Mr. Stewart for good reason:

(1)	(A) if the termination is not a qualifying termination in connection with a change-in-control, payments equal to two times Mr. Stewart’s then base salary; and (B) if the termination is a qualifying termination in connection with a change-in-control, payments equal to the sum of (i) two times Mr. Stewart’s then base salary and (ii) two times Mr. Stewart’s target bonus for the year of termination or resignation;

(2)	continued group health benefits (medical, dental and vision) for Mr. Stewart and his dependents for up to 24 months;

(3)	outplacement services for one year with a nationally recognized service selected by us; and

(4)	if the termination is a qualifying termination in connection with a change-in-control, acceleration of all equity awards.

Sigurdur Olafsson

During 2013, Mr. Olafsson was entitled to the following payments and benefits in the event of a termination by us without cause or by Mr. Olafsson for good reason:

(1)	(A) if the termination is not a qualifying termination in connection with a change-in-control, payments equal to two times Mr. Olafsson’s then base salary; and (B) if the termination is a qualifying termination in connection with a change-in-control, payments equal to the sum of (i) two times Mr. Olafsson’s then base salary and (ii) two times Mr. Olafsson’s target bonus for the year of termination or resignation;

(2)	continued group health benefits (medical, dental and vision) for Mr. Olafsson and his dependents for up to 24 months;

(3)	outplacement services for one year with a nationally recognized service selected by us; and

(4)	if the termination is a qualifying termination in connection with a change-in-control, acceleration of all equity awards.

As previously disclosed, Mr. Olafsson left Actavis in connection with the Forest Laboratories transaction. On June 30, 2014, Actavis relieved Mr. Olafsson of his duties as a director and as President, Actavis Pharma, and in connection therewith, Mr. Olafsson resigned from his roles at Actavis. Pursuant to the terms of the retention letter agreement entered into between Mr. Olafsson and Actavis, Mr. Olafsson is entitled to certain retention bonus payments as disclosed in the Current Report on Form 8-K filed by Actavis plc on May 22, 2014.

G. Frederick Wilkinson

Mr. Wilkinson is entitled to the following payments and benefits in the event of a termination by us without cause or by Mr. Wilkinson for good reason:

(1)	(A) if the termination is not a qualifying termination in connection with a change-in-control, payments equal to two times Mr. Wilkinson’s then base salary; and (B) if the termination is a qualifying termination in connection with a change-in-control, payments equal to the sum of (i) two times Mr. Wilkinson’s then base salary and (ii) two times Mr. Wilkinson’s target bonus for the year of termination or resignation;

(2)	continued group health benefits (medical, dental and vision) for Mr. Wilkinson and his dependents for up to 24 months;

(3)	outplacement services for one year with a nationally recognized service selected by us; and

(4)	if the termination is a qualifying termination in connection with a change-in-control, acceleration of all equity awards.

Excise Tax

Pursuant to his employment agreement, Mr. Joyce is also entitled to receive a tax gross-up payment to compensate him for any excise taxes payable under Sections 280G of and 4999 of the Internal Revenue Code with respect to the payments and benefits made under his employment agreement in the event of a qualifying termination in connection with a change-in-control. In Mr. Bisaro’s amended and restated employment agreement, the excise tax gross-up provision contained in the original employment agreement was replaced with a best net after-tax provision. Specifically, the amended and restated employment agreement provides that in the event it is determined that any payments provided to Mr. Bisaro in connection with a change in control would be subject to the excise tax imposed under Sections 280G and 4999 of the Code, the payment will be reduced to $1.00 below the amount that would otherwise become subject to the excise tax imposed on such payment, to the extent that such reduction results in a greater payment to Mr. Bisaro than would be payable to him without such reduction if the excise tax were applicable.

Conditions to Payment

In order to receive their severance benefits, the Named Executive Officers are required to execute a release of claims against the company. In addition, Mr. Bisaro must comply with a 12-month non-solicitation covenant that requires him not to solicit any of our employees or independent contractors and a 24-month non-disparagement covenant in order to receive his severance benefits under his employment agreement. In addition, if he engages in certain competitive activities during the period of time his equity awards remain unvested following his termination of employment, all then-remaining unvested equity awards will be forfeited. Competitive activities generally include Mr. Bisaro’s being employed by or having any business connection with any entity that competes directly with any significant business or product of the Company, anywhere in the world, in the generic, women’s health, urology or biosimilars pharmaceutical sector, with annual revenue of at least 25% of our annual revenue in the relevant competitive market during the time in question.

In order to receive their severance benefits, Messrs. Bisaro and Joyce must comply with a one-year non-solicitation covenant that requires them not to solicit any of our employees or independent contractors.

The Named Executive Officers’ incentive payments are subject to potential recoupment in the event of certain restatements of our financial results, as described above under “Compensation Discussion and Analysis”.

ESTIMATED TERMINATION PAYMENTS

In accordance with the requirements of the rules of the SEC, the table below indicates the amount of compensation payable by us to each Named Executive Officer upon certain types of termination of employment. The amounts assume that such termination was effective as of December 31, 2013 and thus include amounts earned through such date and are only estimates of the amounts that would actually be paid to such executives upon their termination.

The table does not include certain amounts that the Named Executive Officers are entitled to receive under certain plans or arrangements that do not discriminate in scope, terms or operation in favor of our Named Executive Officers and that are generally available to all salaried employees, such as payment of accrued vacation. The table also does not include the accrued and vested accounts of the executives under our Deferred Plan. These amounts are generally distributed to our executives upon a termination of employment, regardless of the reason, in accordance with his or her election under the applicable plan. The accrued and vested amounts under the Deferred Plan are set forth in the table under “2013 Nonqualified Deferred Compensation.”

Trigger	Cash Severance(1)	Pro-Rata Bonus(2)	Health & Welfare Benefits(3)	Outplacement(4)	Restricted Stock(5)	Performance Shares(5)	Stock Options(5)	Retention Bonus(6)	Excise Tax Gross-up	Total
Paul M. Bisaro
Good Reason or Without Cause	5,850,000	—	93,129	—	—	—	—	5,000,000	N/A	10,943,129
Qualifying Termination in Event of Change in Control	8,775,000	—	104,409	—	—	—	—	5,000,000	N/A	13,879,409
R. Todd Joyce
Good Reason or Without Cause	2,098,508	448,294	37,252	9,000	—	—	—	1,000,000	N/A	3,593,054
Qualifying Termination in Event of Change in Control	2,098,508	448,294	37,252	9,000	—	—	—	1,000,000	0	3,593,054

Trigger	Cash Severance(1)	Pro-Rata Bonus(2)	Health & Welfare Benefits(3)	Outplacement(4)	Restricted Stock(5)	Performance Shares(5)	Stock Options(5)	Retention Bonus(6)	Excise Tax Gross-up	Total
Sigurdur Olafsson
Good Reason or Without Cause	1,500,000	—	55,877	9,000	—	—	—	4,000,000	N/A	5,564,877
Qualifying Termination in Event of Change in Control	2,850,000	—	55,877	9,000	—	—	—	4,000,000	N/A	6,914,877
Robert A. Stewart
Good Reason or Without Cause	1,300,000	—	55,877	9,000	—	—	—	3,000,000	N/A	4,364,877
Qualifying Termination in Event of Change in Control	2,470,000	—	55,877	9,000	—	—	—	3,000,000	N/A	5,534,877
G. Frederick Wilkinson
Good Reason or Without Cause	1,312,176	—	55,877	9,000	—	—	—	2,000,000	N/A	3,377,053
Qualifying Termination in Event of Change in Control	2,493,134	—	55,877	9,000	—	—	—	2,000,000	N/A	4,558,012

(1)	See the above narrative disclosure for a description of the cash severance benefits payable to the Named Executive Officers.
(2)	See the above narrative disclosure for a description of the pro rata bonus amounts payable to the Named Executive Officers.
(3)	See the above narrative disclosure for a description of the health and welfare benefits payable to the named executive officers.
(4)	Represents one year of outplacement services. Mr. Bisaro is not entitled to outplacement services.
(5)	For all Named Executive Officers, all outstanding equity awards were accelerated in connection with the closing of the Warner Chilcott Acquisition, as described in “Acceleration of Equity Awards in Connection with the Warner Chilcott Acquisition” and therefore the NEOs had no outstanding equity awards as of December 31, 2013.
(6)	Represents the vesting of the Retention Bonus Awards, as described in “Retention Bonuses” above.

CERTAIN DEFINITIONS

Change-in-Control

For Messrs. Bisaro and Joyce, a “change-in-control” generally means (i) a sale of assets representing 50% or more of our net book value and fair market value; (ii) our liquidation or dissolution; (iii) a merger, consolidation or other transaction involving us after the completion of which our shareholders before the transaction represent less than 50% of the voting power of our shareholders following the transaction; (iv) the acquisition by a person or group of more than 50% of the combined voting power of Actavis; or (v) the replacement of the majority of our incumbent directors by individuals not approved by a majority of our incumbent Board.

For Messrs. Wilkinson, Stewart and Olafsson, a “change-in-control” generally means (i) a sale of assets representing 50% or more of our net book value and fair market value; (ii) our liquidation or dissolution; (iii) a merger, consolidation or other transaction involving us after the completion of which our shareholders before the transaction represent less than 60% of the voting power of our shareholders following the transaction; (iv) the acquisition by a person or group of more than 30% of the combined voting power of Actavis; or (v) the replacement of the majority of our incumbent directors by individuals not approved by a majority of our incumbent Board.

For Mr. Bisaro, a “qualifying termination” means, within 90 days before or within 12 months following a change-in-control, (i) we terminate Mr. Bisaro other than for “cause” or (ii) Mr. Bisaro terminates his employment with us for “good reason.”

For Mr. Joyce, a “qualifying termination” means, within 90 days before or within 24 months following a change-in-control, (i) we terminate the executive other than for “cause” or (ii) the executive terminates his employment with us for “good reason.”

For Messrs. Wilkinson, Stewart and Olafsson, a “qualifying termination” means, within 12 months following a change-in-control, (i) we terminate the executive other than for “cause” or (ii) the executive terminates his employment with us for “good reason.”

Good Reason

For Mr. Bisaro, a termination for “good reason” means that Mr. Bisaro has terminated his employment with us because (i) we failed to re-elect him to, or removed him from, the position of President and Chief Executive Officer; (ii) of a material diminution of his duties, and responsibilities, taken as a whole; (iii) we failed to appoint or re-nominate him as a member of our Board of Directors; (iv) the assignment to him of duties that are materially inconsistent with, or materially impair his ability to perform, the duties customarily assigned to a President and Chief Executive Officer of a corporation of the size and nature of ours; (v) we changed our reporting structures such that he reports to someone other than the Board of Directors; (vi) we materially breached our obligations under his employment agreement; (vii) we failed to obtain an assumption of his employment agreement by any successor or assignee; or (viii) we cause him to commit fraud or expose him to criminal liability.

For Mr. Joyce, a termination for “good reason” means that he has terminated his employment with us because (i) after a change-in-control, there is (a) a material reduction of his then existing annual base salary, except to the extent the annual base salary of all other executive officers at levels similar to Mr. Joyce is similarly reduced (provided such reduction does not exceed 15% of Mr. Joyce’s then existing base salary), (b) a material reduction in his package of benefits and incentives, taken as a whole, except to the extent that such benefits and incentives all other executive officers at levels similar to Mr. Joyce are similarly reduced, (c) a material diminution of his duties and responsibilities, taken as a whole, or (d) a requirement that he relocate such that the distance of his one-way commute is increased by more than thirty-five (35) miles; (ii) we materially breached our obligations under his employment agreement; or (iii) we failed to obtain the assumption of his employment agreement by any successor or assign.

For Messrs. Wilkinson, Stewart and Olafsson, a termination for “good reason” means that such executive has terminated his employment with us because (i) after a change-in-control, (a) there is a material reduction of his then existing annual base salary or (b) the Company decides to relocate his principal work site such that his one-way commuting distance increases by more than 50 miles; or (ii) in the absence of a change-of-control, the Company decides to relocate his principal work site such that his one-way commuting distance increases by more than 50 miles.

Cause

For Mr. Bisaro, a termination for “cause” means that we have terminated Mr. Bisaro because of (i) his fraud, misrepresentation embezzlement or other act of material misconduct against us; (ii) his gross neglect, willful malfeasance or gross misconduct in connection with this employment; (iii) his conviction or plea of guilty or nolo contendere to a felony that negatively impacts us economically or our reputation, as reasonably determined by the Board; (iv) his willful and knowing violations of any rules or regulations of any governmental or regulatory body material to our business; (v) his failure to cooperate, if requested by the Board, with any internal or external investigation or inquiry into our business practices; or (vi) his substantial and willful failure to render services in accordance with the terms of his employment agreement.

For the remainder of the Named Executive Officers, a termination for “cause” means that we have terminated the executive because of (i) the executive’s conviction for any felony; or (ii) the executive’s gross misconduct, material violation of our policies, or material breach of the executive’s duties to us, which the executive fails to correct within thirty (30) days after the executive is given written notice by our Chief Executive Officer or another designated officer. In the case of Messrs. Stewart and Olafsson “cause” also includes their unsatisfactory performance of their duties.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2013

The following table sets forth information regarding outstanding options and shares reserved for future issuance under the Actavis’ equity compensation plans as of December 31, 2013:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Excise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	438,073	43.50	10,160,189	(2)
Equity compensation plans not approved by security holders	0	0	0

Total	438,073	43.50	10,160,189

(1)	Based on outstanding options under our Equity Award Plan and the Warner Chilcott Equity Incentive Plan.
(2)	Represents 8,860,799 securities available for issuance under our Equity Award Plan and 1,299,390 securities available for issuance under the Warner Chilcott Equity Incentive Plan, which we assumed in connection with our acquisition of Warner Chilcott in October 2013.

As of December 31, 2013 there were 438,073 stock options outstanding with a weighted average exercise price of $43.50 and a weighted average term of 3.4 years. Also, as of this date there were 610,680 restricted shares outstanding.

DIRECTOR COMPENSATION

In May, 2012, on the basis of a review and analysis of director compensation within the Company’s peer group, the Company adopted the compensation program described below for its directors. Pursuant to this program, all members of the Board of Directors of Actavis, Inc. who were not full-time employees of the Company received a director’s fee of $65,000 and a grant of shares of restricted stock valued at $224,977 on the date of such grant for 2013. In addition, in 2013, non-employee Actavis, Inc. directors were paid $2,000 for each Board of Directors’ meeting personally attended, through the third quarter of 2013, and $1,000 for each meeting attended telephonically. Directors were also paid $1,500 for each Committee meeting personally attended and $1,000 for each Committee meeting attended telephonically. Andrew L. Turner, who previously served as our nonexecutive Chairman of the Board and who currently serves as our lead independent director, received an additional annual fee of $90,000 with respect to 2013. Starting in 2014, the lead independent director will receive an annual fee of $50,000. As compensation for serving as committee chairmen, (i) the Chairman of the Audit Committee received an additional annual fee of $20,000, (ii) the Chairman of the Compensation Committee received an additional annual fee of $15,000, and (iii) the Chairmen of each of the Nominating and Corporate Governance Committee and Quality and Operations Committee received an additional annual fee of $12,500. All directors were reimbursed for expenses incurred in connection with attending Board of Directors and Committee meetings. Messrs. Bisaro and Olafsson do not receive additional compensation for their service as directors.

Following the closing of the Warner Chilcott Acquisition, Actavis plc assumed the Actavis, Inc. compensation program for its directors, with the following changes: the fee paid to directors for each Board of Directors meeting personally attended increased from $2,000 to $4,000 per meeting, as the majority of such meetings now require international travel. In addition, as expense reimbursements are subject to payment of Irish tax under a recent interpretation by the Irish Revenue authorities, the Company now provides a gross up in connection with expense reimbursements to the directors in order to avoid any adverse economic effects of this recent interpretation.

As noted above, in order to better align the interests of our Board with those of our shareholders in a fair and reasonable manner, as well as to implement what we believe is a corporate governance “best practice,” we adopted stock ownership guidelines for our senior executives and directors in 2012. Our ownership guidelines require our directors to hold stock in the Company in an amount at least equal in value to five times their annual base director’s fee. Under our guidelines, restricted stock, as well as vested shares of stock owned by a director, are included in the calculation. Each of our directors is currently in compliance with the Company’s stock ownership guidelines, with the exception of Messrs. Michal (who was nominated to our Board of Directors in connection with the closing of the Warner Chilcott Acquisition and has not yet received a grant of restricted stock from the Company) and Turner, who intend to make good faith progress towards compliance with our guidelines.

In connection with the closing of the Warner Chilcott Acquisition, four legacy Warner Chilcott directors, including Ms. Howson, Mr. Bloem, Dr. King and Mr. O’Sullivan, joined the Company’s Board of Directors, effective as of October 1, 2013. Any compensation the legacy Warner Chilcott directors received from Warner Chilcott for fiscal year 2013 is also included in the table below.

The following table sets forth the annual compensation, including director compensation paid by Warner Chilcott, if applicable, to each person who served as a non-employee director during 2013. None of Messrs. Saunders or Coughlin or Dr. Basgoz are listed in the table below because they joined the Board in 2014.

Name	Fees Earned or Paid in Cash ($)		Stock and Option Awards ($)		Tax Gross Upon Expense Reimbursement(7) ($)	Total ($)
(a)	(b)		(c)		(g)	(h)
James H. Bloem	119,681	(3)	125,045	(5)	17,783	262,509
Christopher W. Bodine	114,000	(4)	224,977	(6)	18,435	357,412
Michael J. Fedida(1)	93,000		224,977	(6)	—	317,977
Michel J. Feldman(1)	92,500		224,977	(6)	—	317,477

Name	Fees Earned or Paid in Cash ($)		Stock and Option Awards ($)		Tax Gross Upon Expense Reimbursement(7) ($)	Total ($)
(a)	(b)		(c)		(g)	(h)
Tamar D. Howson	74,939	(3)	125,045	(5)	13,918	213,902
Albert F. Hummel(1)	92,500		224,977	(6)	—	317,477
John A King, Ph.D.	150,556	(3)	125,045	(5)	819	276,420
Catherine M. Klema	102,500	(4)	224,977	(6)	8,361	335,838
Jiri Michal	46,356	(4)	—		2,878	49,234
Jack Michelson	106,500	(4)	224,977	(6)	5,405	336,882
Patrick J. O’Sullivan	105,263	(3)	125,045	(5)	819	231,127
Anthony S. Tabatznik(2)	3,000		—		—	3,000
Ronald R. Taylor	120,500	(4)	224,977	(6)	6,897	352,374
Andrew L. Turner	176,500	(4)	224,977	(6)	8,595	410,165
Fred G. Weiss	122,000	(4)	224,977	(6)	7,255	354,139

(1)	Resigned effective October 1, 2013. Fees Earned or Paid in Cash include meeting fees paid or earned in 2013 (including $9,500 related to meetings held in 2012) and the annual director fee.
(2)	Resigned effective January 24, 2013. Fees Earned or Paid in Cash include meeting fees paid in 2013 related to meetings held in 2012.
(3)	Includes (i) annual cash retainer fees, meeting fees and chairperson fees, if applicable, paid by Warner Chilcott for the first three quarters of 2013 (or, in the case of Ms. Howson, since she joined the Warner Chilcott Board of Directors in May 2013) and (ii) a pro rata directors fee (from October 1, 2013 through May 9, 2014) equal to $39,356 and meeting attendance fees for the fourth quarter of 2013, paid by the Company.
(4)	Includes the annual director fee (which fee was prorated in the case of Mr. Michal from October 1, 2013 through May 9, 2014), chairperson fees, if applicable, and meeting fees paid or earned in 2013 (including certain amounts related to meetings held in 2012).
(5)	Included (a) non-qualified options to purchase 14,680 ordinary shares of Warner Chilcott plc, with a Black-Scholes grant date (May 7, 2013) fair value equal to $4.26 per share as well as (b) 4,170 restricted stock units with a per share fair value of $14.99 on the grant date of May 7, 2013 to each of Mr. Bloem, Ms. Howson, Dr. King and Mr. O’Sullivan with a total grant date fair value of $125,045. All such equity awards became fully vested and cancelled and converted into the right to receive Actavis plc shares in connection with the Warner Chilcott Acquisition.
(6)	Included 1,877 shares of restricted stock with a per share fair value of $119.86 granted on May 10, 2013 to each of Mr. Bodine, Mr. Fedida, Mr. Feldman, Mr. Hummel, Ms. Klema, Mr. Michelson, Mr. Taylor, Mr. Turner and Mr. Weiss with a grant date fair value of $224,977. Stock awards reported in column (c) represent the aggregate fair value of restricted stock awards we granted to our non-employee directors in 2013. We recognize the expense associated with the grant date fair value of these restricted stock awards over the period restrictions are eliminated for those awards. For our non-employee directors, restricted stock awards vest after one year.
For additional discussion on the determination of the grant date fair value for restricted stock, see Share-Based Compensation in Note 3 and Note 5 to the audited consolidated financial statements in Actavis plc’s Annual Report on Form 10-K for the year ended December 31, 2013.
(7)	Includes tax gross ups on business expense reimbursements associated with director travel to Board meetings in Ireland, which are subject to payment of Irish tax under a recent interpretation by the Irish Revenue authorities.

Stock Ownership of Certain Beneficial Owners

The following table sets forth the name, address (where required) and beneficial ownership of each person (including any “group” as defined in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
BlackRock Inc.	9,668,151	(2)	5.5%
40 East 52nd Street
New York, NY 10022
FMR LLC	17,659,233	(3)	10.1%
245 Summer Street
Boston, MA 02210

(1)	Unless otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, we believe the persons named in this table have sole voting and investment power with respect to all ordinary shares reflected in this table. As of September 12, 2014, 174,479,243 of our ordinary shares were issued and outstanding.
(2)	According to a Schedule 13G filed with the SEC on February 3, 2014 by BlackRock Inc., as of December 31, 2013. BlackRock Inc. is the beneficial owner of 9,668,151 shares (with sole voting power with respect to 7,919,914 shares and dispositive power with respect to all such shares).
(3)	According to a Schedule 13G filed with the SEC on May 12, 2014 by FMR LLC, FMR LLC is the beneficial owner of 17,659,233 shares (with sole voting power with respect to 1,143,940 shares and sole dispositive power with respect to 17,646,281 shares).

Stock Ownership of Directors and Executive Officers

The following table sets forth, as of September 12, 2014 (the “Reference Date”), based on 174,479,243 ordinary shares outstanding as of that date, the beneficial ownership of Actavis ordinary shares by (i) each Actavis director; (ii) each Actavis Named Executive Officer and (iii) all current Actavis directors and executive officers (including NEOs) as a group. No shares have been pledged as security by any of the Actavis directors or executive officers named below. Except as discussed in the notes to the table below, as of the Reference Date, none of the Actavis directors or executive officers held rights to acquire beneficial ownership of Actavis ordinary shares within 60 days of such date. No individual director or Named Executive Officer beneficially owns more than 1% of Actavis’ ordinary shares. As a group, the current Actavis directors and executive officers beneficially own less than 1% of Actavis’ ordinary shares.

Unless otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, Actavis believes the persons named in this table have sole voting and investment power with respect to all ordinary shares reflected in this table. The business address of Actavis’ directors and NEOs is 1 Grand Canal Square, Docklands, Dublin 2, Ireland.

Amount and Nature of Beneficial Ownership
Name	Ordinary Shares (#)(1)
Directors (excludes directors who were named executive officers for 2013)
Nesli Basgoz, MD(2)	22,212
James H. Bloem	8,942
Christopher W. Bodine	11,629
Christopher J. Coughlin(3)	16,894
Tamar D. Howson	2,088
John A. King, Ph.D.	65,789

Amount and Nature of Beneficial Ownership
Name	Ordinary Shares (#)(1)
Catherine M. Klema	20,750
Jiri Michal	1,839
Patrick J. O’Sullivan	3,412
Brenton L. Saunders(4)	105,104
Ronald R. Taylor	23,084
Andrew L. Turner	1,142
Fred G. Weiss	25,147
Named Executive Officers
Paul M. Bisaro	399,995
R. Todd Joyce(5)	42,537
Sigurdur Olafsson(6)	71,947
Robert A. Stewart	41,253
G. Frederick Wilkinson(7)	15,412
All current directors and executive officers as a group (23 individuals)	1,036,799

(1)	Ordinary shares includes voting securities represented by shares held of record, shares held by a bank, broker or nominee for the person’s account and shares held through family trust arrangements, including any shares of restricted stock which remain subject to sale restrictions.
(2)	Includes 727 restricted share units, or RSU, and 19,726 options which have vested or will vest within 60 days of the Reference Date.
(3)	Includes 463 RSU and 15,927 options which have vested or will vest within 60 days of the Reference Date.
(4)	Includes 15,094 RSU and 89,503 options which have vested or will vest within 60 days of the Reference Date.
(5)	Includes ordinary shares held by the Joyce Family Trust.
(6)	Mr. Olafsson resigned from his roles with Actavis effective June 30, 2014 and ownership information is provided as of such date.
(7)	Mr. Wilkinson resigned from his role with Actavis effective April 25, 2014 and ownership information is provided as of such date.

CORPORATE GOVERNANCE

DIRECTOR INDEPENDENCE

Actavis plc

On an annual basis the Board of Directors reviews the independence of all directors and affirmatively makes a determination as to the independence of each director. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with Actavis. To assist in making this determination, the Board has adopted Director Independence Standards, which are designed to conform to, or be more exacting than, the independence requirements set forth in the listing standards of the NYSE. The standards are Exhibit A of Actavis’ Corporate Governance Guidelines, which may be found under the “Investors—“Corporate Governance” section of the Actavis website at www.Actavis.com. In addition to applying these Director Independence Standards, the Board considers any and all additional relevant facts and circumstances in making an independence determination.

The Board has determined that at least a majority of its directors has no direct or indirect material relationship with Actavis (other than as a director) and such directors are independent within the meaning of the independence standards promulgated by the SEC and the NYSE. Specifically, on March 6, 2014, the Board determined, based on the Director Independence Standards and the NYSE standards for independence, that James H. Bloem, Christopher W. Bodine, Tamar D. Howson, John A. King, Catherine M. Klema, Jiri Michal, Patrick J. O’Sullivan, Ronald R. Taylor, Andrew L. Turner and Fred G. Weiss, have no material relationship with us and are independent directors. The Board also determined that Jack Michelson was independent (Mr. Michelson did not stand for re-election to the Board at the 2014 annual stockholder meeting). Mr. Bisaro was determined to be not independent because of his role as an executive officer.

The relationships and transactions reviewed by the Board in making these independence determinations included the following:

(i)	Ms. Klema’s membership on the Board of Trustees of the Montefiore Medical Center, a care delivery network, with which we have had dealings in the past; and

(ii)	Mr. Bloem’s prior service as Senior Vice President, Chief Financial Officer and Treasurer of Humana Inc., one of the nation’s largest health benefit companies, with which we have had and continue to have dealings.

The Board has determined that these transactions were made in the ordinary course, were below the thresholds set forth in our director categorical independence standards and did not affect the independence of the directors involved.

In connection with their appointments to the Board in July 2014, the Board determined, based on the Director Independence Standards and the NYSE standards for independence, that Dr. Nesli Basgoz and Christopher L. Coughlin have no material relationship with us and are independent directors. Mr. Saunders was determined to be not independent because of his role as an executive officer.

Warner Chilcott Limited

We are not listed on any national stock exchange and are not subject to any independence standards for our Board of Directors. In accordance with SEC rules, we have applied the NYSE standards for independence and have determined that based on their roles as employees with Actavis or one or more of its subsidiaries, none of our directors meet the NYSE standards for independence.

ASSESSMENT OF COMPENSATION RISK

The Compensation Committee of Actavis plc, with the assistance of senior management and the Compensation Committee’s independent compensation consultant, reviewed the elements of employee compensation to determine whether any portion of employee compensation encouraged excessive risk taking. Among other things, it considered the following:

•	Actavis has a balanced mix of annual and longer-term incentive opportunities so that executives’ motivations for short-term performance are balanced by longer-term considerations.

•	Significant weighting towards long-term incentive compensation composed of restricted stock and restricted stock units helps to discourage short-term risk taking.

•	Goals are appropriately set to be sufficiently challenging but also reasonably achievable with good performance.

•	Reasonable incentive award maximums set by the Compensation Committee are in place.

•	The design of Actavis’ incentive award program avoids steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds.

•	To reduce the tendency of formulae and other objective financial performance measures to encourage short-term or excessive risk-taking, compensation decisions are not based solely on Actavis’ financial performance, but also on subjective considerations, which account for non-financial performance and judgment.

•	As a pharmaceutical products business, Actavis does not face the same level of risks typically associated with compensation for employees at companies in industries such as financial services, insurance and trading.

•	Actavis has stock ownership guidelines to further align the interests of its executives with shareholders, as well as clawback policies that require the recoupment of incentive compensation paid based on inaccurate financial statements.

Based on the above, management has determined that risks arising from these policies and practices for Actavis employees are not reasonably likely to have a material adverse effect on Actavis.

Certain Relationships and Related Transactions

Actavis reviews all relationships and transactions in which Actavis plc and its directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Pursuant to Actavis’ written Related Person Transaction Policies and Procedures, the legal department is primarily responsible for the implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether Actavis plc or a related person has a direct or indirect material interest in the transaction. In determining whether a proposed transaction is a related person transaction, the legal department assesses:

(i)	the related person’s relationship to Actavis plc;

(ii)	the related person’s interest in the transaction;

(iii)	the material facts of the proposed transaction, including the proposed aggregate value of such transaction or, in the case of indebtedness, the amount of principal that would be involved;

(iv)	the benefits to Actavis plc of the proposed transaction;

(v)	if applicable, the availability of other sources of comparable products or services; and

(vi)	whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

If the legal department determines that the proposed transaction is a related person transaction, the proposed transaction is submitted to the Nominating and Corporate Governance Committee for consideration. The Nominating and Corporate Governance Committee may only approve or ratify those transactions that are in, or are not inconsistent with, our best interests and the best interests of Actavis shareholders, as the Nominating and Corporate Governance Committee determines in good faith.

As required under SEC rules, Actavis plc discloses in its proxy statement any related person transactions determined to be directly or indirectly material to Actavis or a related person. No reportable transactions occurred since January 1, 2013 or are currently proposed, except as described below.

In 2007, while a member of executive management of the Actavis Group, Sigurdur Olafsson entered into an agreement with Nitrogen DS Limited in connection with the management buy-out of the Actavis Group. The agreement provides, among other things, that Mr. Olafsson is entitled to receive certain consideration in connection with certain transactions involving the Actavis Group. In connection with the acquisition of Actavis by us, Mr. Olafsson’s agreement with Nitrogen DS Limited entitled him to receive up to 8,163 ordinary shares of Actavis as part of the contingent consideration payable by us under the terms of the Sale and Purchase Agreement, as described in our Current Report on Form 8-K filed on April 30, 2012, which shares have been issued to Mr. Olafsson.

In addition, pursuant to a separate agreement entered into with Actavis Group h.f. (an Icelandic affiliate in the Actavis Group) in 2010 while he was a member of executive management of the Actavis Group, Mr. Olafsson has the right to be indemnified by Actavis Group h.f. against personal income tax liabilities that may be levied by the Icelandic taxing authorities on amounts received by Mr. Olafsson in excess of taxes already paid by him in connection with Mr. Olafsson’s purchase and sale of certain shares of Actavis Group h.f. In accordance with this agreement, Mr. Olafsson received a tax indemnification payment in 2013. See “All other Compensation.” The shares were subject to a stock put and call option agreement entered into by Mr. Olafsson in 2006 with Actavis Group h.f.

DESCRIPTION OF THE NEW NOTES

We issued $500,000,000 aggregate principal amount of 1.300% senior notes due 2017 (the “old 2017 notes”), $500,000,000 aggregate principal amount of 2.450% senior notes due 2019 (the “old 2019 notes”), $1,200,000,000 aggregate principal amount of 3.850% senior notes due 2024 (the “old 2024 notes”) and $1,500,000,000 aggregate principal amount of 4.850% senior notes due 2044 (the “old 2044 notes” and, together with the 2017 old notes, the old 2019 notes and the old 2024 notes, the “old notes”). As described in this prospectus, we will issue $500,000,000 aggregate principal amount of 1.300% senior notes due 2017 (the “new 2017 notes” and, together with the old 2017 notes, the “2017 notes”), $500,000,000 aggregate principal amount of 2.450% senior notes due 2019 (the “new 2019 notes” and, together with the old 2019 notes, the “2019 notes”), $1,200,000,000 aggregate principal amount of 3.850% senior notes due 2024 (the “new 2024 notes” and, together with the old 2024 notes, the “2024 notes”) and $1,500,000,000 aggregate principal amount of 4.850% senior notes due 2044 (the “new 2044 notes” and, together with the old 2044 notes, the “2044 notes” and, together with the new 2017 notes, the new 2019 notes and the new 2024 notes, the “new notes”). The new notes will be issued as four separate series of notes under the indenture, dated June 19, 2014 (the “indenture”), among Actavis SCS, the guarantors and Wells Fargo Bank, National Association, as trustee. The indenture does not limit the aggregate amount of notes that may be issued under the indenture or the aggregate amount of any particular series of notes. The old notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the new notes are substantially identical to the old notes, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes. The old notes and the new notes are referred to together as the “notes.”

The following description is a summary, and does not describe every aspect of the notes, the indenture and the registration rights agreement. The following description is subject to, and qualified in its entirety by, all the provisions of the notes, the indenture and the registration rights agreement, including definitions of certain terms used in the notes, the indenture and the registration rights agreement. We urge you to read the notes, the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes. Copies of the notes, the indenture and the registration rights agreement are available as set forth below under “—Where You Can Find More Information.”

The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

For purposes of this description, references to (i) “Actavis plc” are to our indirect parent, Actavis plc, an Irish public limited company and not to any of its current or future subsidiaries, (ii) “Actavis SCS,” “we,” “us” and “our” are to Actavis Funding SCS, a limited partnership (société en commandite simple) organized under the laws of Luxembourg, having its registered office at 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B187.310, having a share capital of $20,000, and not to any of its current or future subsidiaries, (iii) “Warner Chilcott Limited” are to our indirect parent, Warner Chilcott Limited, a Bermuda company, and not to any of its current or future subsidiaries, (iv) “Actavis Capital” are to our indirect parent, Actavis Capital S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 6, rue Jean Monnet, L-2180 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 178.410, having a share capital of $367,384, and not to any of its current or future subsidiaries and (v) Actavis, Inc. are to Actavis, Inc., a Nevada corporation, and an indirect subsidiary of Actavis Capital (but not a subsidiary of ours), and not to any of its current or future subsidiaries.

General

The old 2017 notes were limited initially to $500,000,000 aggregate principal amount. The old 2019 notes were limited initially to $500,000,000 aggregate principal amount. The old 2024 notes were limited initially to

$1,200,000,000 aggregate principal amount. The old 2044 notes were limited initially to $1,500,000,000 aggregate principal amount. Notwithstanding the foregoing initial limitations, we may from time to time, without giving notice to or seeking the consent of the holders of the notes of any series, issue additional notes of a particular series having the same terms (except for the issue date, the public offering price and, if applicable, the first interest payment date) and ranking equally and ratably with the original notes of such series. Any such additional notes of a particular series, together with the original notes of such series, will constitute a single series of notes for all purposes under the indenture, including, without limitation, waivers, amendments and redemptions.

The notes are:

•	general unsecured obligations of ours;

•	effectively subordinated in right of payment to all existing and future secured indebtedness of ours to the extent of the value of the assets securing such indebtedness;

•	structurally subordinated to all future indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our future subsidiaries that do not guarantee the notes;

•	equal in right of payment with all existing and future unsecured, unsubordinated indebtedness of ours;

•	senior in right of payment to all existing and future subordinated indebtedness of ours; and

•	unconditionally guaranteed by Warner Chilcott Limited, Actavis Capital and Actavis, Inc. on a senior basis.

No subsidiaries of Warner Chilcott Limited other than Actavis Capital and Actavis, Inc. guarantee the notes, and as a result the notes are be structurally subordinated to all of the liabilities of Warner Chilcott Limited’s subsidiaries that do not guarantee the notes.

After giving effect to the offering of the notes, borrowings of $2,000.0 million under the ACT Term Loan Agreement and the refinancing of the WC Senior Notes, Warner Chilcott Limited would have had, on a pro forma basis, approximately $15,969.0 million of consolidated indebtedness as of June 30, 2014, excluding $19.3 million of capital leases. The total pro forma outstanding obligations of Warner Chilcott Limited’s consolidated subsidiaries (other than Actavis SCS) that do not guarantee the notes was approximately $4,786.2 million as of June 30, 2014.

We are a holding company with no material assets. Warner Chilcott Limited’s, Actavis Capital’s, and Actavis, Inc.’s assets generally are held by, and their operations generally are conducted through, their subsidiaries. Warner Chilcott Limited’s, Actavis Capital’s and Actavis, Inc.’s subsidiaries are not obligated to make funds available to us or them to satisfy our or their obligations, including our or their obligations with respect to the notes. Our ability to service the notes will depend primarily on our receipt of interest and principal payments on account of intercompany lands owing to us from other subsidiaries of Warner Chilcott Limited.

The new notes will be issued in fully registered form only, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The new notes will be issued in the form of one or more global securities, without coupons, which will be deposited initially with, or on behalf of, The Depository Trust Company (“DTC”).

Principal and Interest

The new 2017 notes will mature on June 15, 2017, the new 2019 notes will mature on June 15, 2019, the new 2024 notes will mature on June 15, 2024 and the new 2044 notes will mature on June 15, 2044. No sinking fund will be provided with respect to the notes.

Interest on the new 2017 notes will accrue at the rate of 1.300% per annum, interest on the new 2019 notes will accrue at the rate of 2.450% per annum, interest on the 2024 notes will accrue at the rate of 3.850% per annum and interest on the new 2044 notes will accrue at the rate of 4.850% per annum. We will pay interest on the new notes from June 19, 2014 or from the most recent interest payment date to which interest has been paid or duly provided for, semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2014, until the principal is paid or made available for payment. Interest will be paid to the persons in whose names the notes are registered at the close of business on the June 1 or December 1 (whether or not a business day), as the case may be, immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date or date of maturity of principal of the new notes of a series falls on a day that is not a business day, then payment of interest or principal may be made on the next succeeding business day with the same force and effect as if made on the nominal date of maturity, and no interest will accrue for the period after such nominal date.

Guarantees

The new notes and our obligations under the indenture will be fully and unconditionally guaranteed by Warner Chilcott Limited, Actavis Capital and Actavis, Inc. The term “Guarantor” refers to Warner Chilcott Limited, Actavis Capital and Actavis, Inc. as guarantors of the notes, and the term “Guarantee” refers to each such person’s guarantee of the notes.

Each guarantee of the new notes will be:

•	a general unsecured obligation of the Guarantor;

•	effectively subordinated in right of payment to all existing and future secured indebtedness of that Guarantor to the extent of the value of the assets securing such indebtedness;

•	structurally subordinated to all existing and future indebtedness and other liabilities and commitments (including trade payables and lease obligations) of subsidiaries of that Guarantor that do not guarantee the notes;

•	pari passu in right of payment with all existing and future unsecured unsubordinated indebtedness of that Guarantor; and

•	senior in right of payment to any future subordinated indebtedness of that Guarantor.

Claims of creditors of the subsidiaries of Warner Chilcott Limited that do not guarantee the notes, including trade creditors and creditors holding debt and guarantees issued by such subsidiaries, and claims of preferred stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors and the creditors of the Guarantors, including holders of the notes. See “Risk Factors—Risks Relating to the Notes—The notes are subject to prior claims of any of our future secured creditors. Further, your right to receive payments on the notes is effectively subordinated to all existing and future liabilities of subsidiaries of Warner Chilcott Limited that do not guarantee the notes.”

The Guarantees will terminate and the Guarantors will be deemed released from all of their obligations under the indenture upon covenant defeasance as provided below under “—Defeasance of Covenants Under Certain Circumstances” or satisfaction and discharge of the indenture as provided below under “—Satisfaction and Discharge.” Any release described in this paragraph may be evidenced by a supplemental indenture or other instrument, which may be entered into without the consent of any holders of notes.

The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law.

Optional Redemption

We have the right to redeem the 2017 notes, the 2019 notes, the 2024 notes and the 2044 notes, in each case, in whole at any time or in part from time to time, at our option, on at least 15 days but no more than 60 days prior written notice mailed to the registered holders of the notes to be redeemed. Upon redemption of the 2017 notes, the 2019 notes, the 2024 notes prior to March 15, 2024 (three months prior to their maturity date) and the 2044 notes prior to December 15, 2043 (six months prior to their maturity date), in each case, we will pay a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed and

(2) the sum of the present values of the Remaining Scheduled Payments (as defined below) of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 10 basis points in the case of the 2017 notes, 15 basis points in the case of the 2019 notes, 20 basis points in the case of the 2024 notes and 25 basis points in the case of the 2044 notes, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

In addition, we have the right to redeem the 2024 notes on or after March 15, 2024 (three months prior to their maturity date) and the 2044 notes on or after December 15, 2043 (six months prior to their maturity date), in each case, in whole at any time or in part from time to time, at our option, on at least 15 days but no more than 60 days prior written notice mailed to the registered holders of the series of notes to be redeemed, at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date. Any redemption or notice may, at our discretion, be subject to one or more conditions precedent and, at our discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied.

Notwithstanding the two immediately preceding paragraphs, installments of interest on the applicable series of notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the applicable series of notes and the indenture.

If less than all the notes of any series are to be redeemed, the notes of such series to be redeemed shall be selected by the trustee on a pro rata basis (or, in the case of notes issued in global form as discussed under “—Book-Entry System,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Except as described above, the notes will not be redeemable at our option prior to maturity. See, however, “—Optional Redemption for Changes in Withholding Taxes” for a description of the optional redemption of the notes in the event of certain tax developments.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding such redemption date, as contained in the daily statistical release, or any successor release, published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if the release, or any successor release, is not published or does not contain these prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (b) if we obtain fewer than three Reference Treasury Dealer Quotations, the average of all of these quotations.

“Independent Investment Banker” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means the three primary U.S. government securities dealers consisting of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc. and Wells Fargo Securities, LLC and their respective successors, provided that if at any time any of the above is not a primary U.S. Government securities dealer, we will substitute that entity with another nationally recognized investment banking firm that we select that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity, computed as the second business day immediately preceding that redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Additional Amounts

All payments required to be made by us under or with respect to the notes or by any Guarantor under or with respect to a Guarantee (each of us or such Guarantor and, in each case, any successor thereof, making such payment, the “Payor”), will be made free and clear of, and without withholding or deduction for or on account of, any taxes imposed or levied by or on behalf of any authority or agency having power to tax within any jurisdiction in which any Payor is incorporated, organized or otherwise resident for tax purposes, or engaged in business for tax purposes, or any jurisdiction from or through which payment is made by or on behalf of such Payor (each a “Relevant Taxing Jurisdiction”), unless such Payor is required to withhold or deduct such Taxes by law or regulation.

If a Payor is so required to withhold or deduct any amount for or on account of taxes imposed or levied by or on behalf of a Relevant Taxing Jurisdiction from any payment made under or with respect to the notes or a Guarantee, as applicable, such Payor will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by any holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder or beneficial owner would have received if such taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:

(a)

any taxes that would not have been (or would not be required to be) so imposed, withheld, deducted or levied but for the existence of any present or former connection between the relevant holder or beneficial owner (or between a fiduciary, settlor, beneficiary, partner, member or shareholder of, or possessor of power over, the relevant holder or beneficial owner, if the relevant holder or beneficial owner is an estate, nominee, trust, partnership, company or corporation) and the Relevant Taxing Jurisdiction, including, without limitation, such holder or beneficial owner being or having been a citizen, domiciliary, national or resident thereof, or being or having been present or engaged in a trade or business therein or having or having had a permanent establishment therein (other than any connection arising solely from the acquisition or holding of any note, the receipt of any payments in respect of such note or Guarantee or the exercise or enforcement of rights under a Guarantee);

(b)	any estate, inheritance, gift, sales, transfer, personal property or similar tax or assessment;

(c)	any taxes which are payable other than by withholding or deduction from payments made under or with respect to the notes or any Guarantee;

(d)	any taxes that would not have been (or would not be required to be) imposed, withheld, deducted or levied if such holder or the beneficial owner of any note or interest therein (i) complied with all reasonable written requests by the Payor (made at a time that would enable the holder or beneficial owner acting reasonably to comply with such request) to provide timely and accurate information or documentation concerning the nationality, residence or identity of such holder or beneficial owner or (ii) made any declaration or similar claim or satisfy any certification, information or reporting requirement, which in the case of (i) or (ii), is required or imposed by a statute, treaty, regulation or administrative practice of a Relevant Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of withholding or deduction of, all or part of such taxes;

(e)	any taxes withheld, deducted or imposed on a payment required to be made pursuant to the European Council Directive 2003/48/ EC on taxation of savings income in the form of interest payments or any other directive implementing the conclusions of the ECOFIN (European Union Economic and Finance Ministers) Council Meeting of November 26 and 27, 2000 on the taxation of savings income in the form of interest payments which was adopted by the ECOFIN Council on 3 June 2003, or pursuant to any law implementing or complying with, or introduced in order to conform to, such Directive or any agreement entered into by a new European Union Member State with (i) any other state or (ii) any relevant dependent or associated territory of any European Union Member State providing for measures equivalent to or the same as those provided for by such Directive;

(f)	any taxes imposed or withheld on or with respect to a note presented for payment by or on behalf of a holder or beneficial owner who would have been able to avoid such withholding or deduction by presenting the relevant note to another paying agent in a member state of the European Union;

(g)	any taxes imposed or withheld on or with respect to a payment which could have been made without deduction or withholding if the beneficiary of the payment had presented the note for payment (where presentation is required) within 30 days after the date on which such payment or such note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder or beneficial owner would have been entitled to Additional Amounts had the note been presented on any day during the 30-day period);

(h)	any taxes imposed on or with respect to any payment made under or with respect to such note or Guarantee to any holder who is a fiduciary or partnership or any Person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the sole beneficial owner of such note;

(i)	any taxes payable under Sections 1471-1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), as of the issue date of the notes (or any amended or successor version), any regulations or official interpretations thereof, any intergovernmental agreement entered into in connection therewith, or any law or regulation adopted pursuant to an intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any agreements entered into pursuant to Section 1471(b)(1) of the Code;

(j)	any taxes imposed by the United States or any political subdivision thereof; or

(k)	any taxes imposed or levied by reason of any combination of clauses (a) through (j) above.

We and the Guarantors (as the case may be) will pay any present or future stamp, issue, registration, excise, property, court or documentary taxes, or similar taxes, charges or levies (referred to in this paragraph as “stamp taxes”) and interest, penalties and other reasonable expenses related thereto that arise in or are levied by any Relevant Taxing Jurisdiction on the execution, issuance, delivery, enforcement or registration of the notes, the indenture, the Guarantees or any other document or instrument in relation thereto (other than on a transfer or assignment of the notes after this offering).

The Payor will make or cause to be made any withholding or deduction required in respect of taxes, and remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction, in accordance with applicable law. Upon request, the Payor will use reasonable efforts to provide, within a reasonable time after the date the payment of any such taxes so deducted or withheld is made, the trustee with official receipts or other documentation evidencing the payment of the taxes so deducted or withheld.

If any Payor will be obligated to pay Additional Amounts under or with respect to any payment made on the notes, the Payor will deliver to the paying agent with a copy to the trustee on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 45th day prior to that payment date, in which case the Payor shall notify the paying agent and the trustee promptly thereafter) a certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable and such other information reasonably necessary to enable the paying agent to pay Additional Amounts to holders or beneficial owners on the relevant payment date.

Whenever in the indenture or this Description of Notes there is mentioned, in any context:

(a)	the payment of principal;

(b)	the payment of interest; or

(c)	any other amount payable on or with respect to any of the notes,

such reference will be deemed to include payment of Additional Amounts as described under this heading “—Additional Amounts,” to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligations described under this heading, “—Additional Amounts,” will survive any termination, defeasance or discharge of the indenture or any Guarantee and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Payor is incorporated, organized or otherwise resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein.

For a discussion of certain withholding taxes applicable to payments under or with respect to the notes, see “Material United States Federal Income Tax Considerations.”

Optional Redemption for Changes in Withholding Taxes

We are entitled to redeem notes, at our option, at any time in whole but not in part, upon not less than 30 nor more than 60 days’ notice to the holders, at a redemption price equal to 100% of the outstanding principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event any Payor has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the notes, any Additional Amounts (but, in the case of a Guarantor, only if such amount could not be paid by us or another Guarantor who can pay such amount without the obligation to pay Additional Amounts), in each case, as a result of:

(a)	a change in, or an amendment to, the laws (including any regulations or rulings promulgated thereunder) or treaties of any Relevant Taxing Jurisdiction; or

(b)	any change in, amendment to, or introduction of any official published position regarding the application, administration or interpretation of such laws (including any regulations or rulings promulgated thereunder and including the decision of any court, governmental agency or tribunal), which change, amendment or introduction is publicly announced or becomes effective on or after the date of the indenture and the Payor cannot avoid such obligation by taking reasonable measures available to it (including making payment through a Paying Agent located in another jurisdiction), provided that such Payor will not be required to take any measures that would result in the imposition on it of any material legal or regulatory burden or the incurrence by it of any material additional costs, or would otherwise result in any material adverse consequences. The foregoing provisions will apply mutatis mutandis to the laws and official positions of any jurisdiction in which any successor permitted under “—Certain Covenants—Merger, Consolidation or Sale of Assets” is incorporated, organized or otherwise resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Prior to the giving of any notice of redemption described in the preceding paragraph, we will deliver to the trustee an officer’s certificate to the effect that the Payor cannot avoid its obligation to pay Additional Amounts by taking reasonable measures available to it. We will also deliver to the trustee an opinion of counsel of recognized standing to the effect that the Payor would be obligated to pay Additional Amounts as a result of a change, amendment, or introduction described above. Absent manifest error, the trustee will accept such opinion as sufficient evidence of the Payor’s obligations, to pay such Additional Amounts, and it will be conclusive and binding on the holders.

Repurchase Upon a Change of Control

If a Change of Control Triggering Event occurs, unless we have redeemed the 2017 notes, the 2019 notes, the 2024 notes and the 2044 notes in full as described above, we will make an offer to each holder (the “Change of Control Offer”) to repurchase any and all (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s 2017 notes, 2019 notes, 2024 notes and 2044 notes at a repurchase price in cash equal to 101% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control repurchase provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted, together with an officer’s certificate stating the principal amount of notes or portions of notes being purchased.

“Below Investment Grade Rating Event” means notes are rated below Investment Grade Rating by both of the Rating Agencies on any date commencing upon the first public notice by us of the occurrence of a Change of Control or our intention to effect a Change of Control and ending 60 days following consummation of such Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies).

“Change of Control” means the occurrence of any of the following:

1. direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Actavis plc and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than Actavis plc or one of its subsidiaries;

2. the consummation of any transaction (including, without limitation, any merger or consolidation) as a result of which any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of Actavis plc’s outstanding voting stock or other voting stock into which Actavis plc’s voting stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; provided, however, that a transaction will not be deemed to involve a Change of Control if (a) Actavis plc becomes a direct or indirect wholly owned subsidiary of a holding company and (b)(i) the holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of Actavis plc’s voting stock immediately prior to that transaction or (ii) no “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the voting stock of such holding company immediately following such transaction;

3. Actavis plc consolidates with, or merges with or into, any “person” or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), or any “person” or “group” consolidates with, or merges with or into, Actavis plc, in any such event pursuant to a transaction in which any of Actavis plc’s voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of Actavis plc’s voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction;

4. We shall cease to be a direct or indirect subsidiary of Actavis plc, Warner Chilcott Limited or Actavis Capital;

5. Warner Chilcott Limited or Actavis Capital shall cease to be a direct or indirect subsidiary of Actavis plc; or

6. the adoption of a plan relating to Actavis plc’s liquidation or dissolution.

For purposes of this definition, “voting stock” means with respect to any specified person (as that term is used in Section 13(d)(3) of the Exchange Act) capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such person, even if the right to vote has been suspended by the happening of such a contingency.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Actavis plc and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Actavis plc and its subsidiaries taken as a whole to another person or group may be uncertain.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Investment Grade Rating” means a rating by Moody’s equal to or higher than Baa3 (or the equivalent under a successor rating category of Moody’s) or a rating by S&P equal to or higher than BBB- (or the equivalent under any successor rating category of S&P).

“Moody’s” means Moody’s Investors Service, Inc., and any successor to its ratings agency business.

“Rating Agencies” means (1) Moody’s and S&P; and (2) if either or both of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for either Moody’s, S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business and any successor to its rating agency business.

Certain Covenants

Limitations on Liens

Warner Chilcott Limited will not, and will not permit any of its subsidiaries to, create, incur, assume or otherwise cause to become effective any Lien (other than permitted Liens) on any property or assets, now owned or hereafter acquired, to secure any indebtedness of Warner Chilcott Limited, any of its subsidiaries or any indebtedness of any other Person, unless Warner Chilcott Limited or such subsidiary also secures all payments due under the indenture, the notes and the Guarantees, on an equal and ratable basis with such other indebtedness so secured (or, in the case of indebtedness subordinated to the notes or the Guarantees, prior or senior thereto, with the same relative priority as the notes and the Guarantees, will have with respect to such subordinated indebtedness) for so long as such other indebtedness shall be so secured. The indenture contains the following exceptions to the foregoing prohibition:

(a) Liens existing on the date when we first issue the notes pursuant to the indenture;

(b) Liens on property owned or leased by a Person existing at the time such Person is merged with or into or consolidated with Warner Chilcott Limited or any subsidiary of Warner Chilcott Limited; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Warner Chilcott Limited or such subsidiary;

(c) Liens on property existing at the time of acquisition thereof by Warner Chilcott Limited or any subsidiary of Warner Chilcott Limited, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by Warner Chilcott Limited or such subsidiary;

(d) Liens to secure indebtedness incurred prior to, at the time of or within 18 months after the acquisition of any property or the completion of the construction, alteration, repair or improvement of any property, as the case may be, for the purpose of financing all or a part of the purchase price or cost thereof and Liens to the extent they secure indebtedness in excess of such purchase price or cost and for the payment of which recourse may be had only against such property;

(e) Liens in favor of or required by contracts with governmental entities;

(f) any Lien securing indebtedness of a subsidiary owing to Warner Chilcott Limited or to one or more of Warner Chilcott Limited’s subsidiaries;

(g) any Lien to be incurred in connection with the Transactions;

(h) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in clauses (a) through (g) above, inclusive, so long as (1) the principal amount of the indebtedness secured thereby does not exceed the principal amount of indebtedness so secured at the time of the extension, renewal or replacement (except that, where an additional principal amount of indebtedness is incurred to provide funds for the completion of a specific project, the additional principal amount, and any related financing costs, may be secured by the Lien as well) and (2) the Lien is limited to the same property subject to the Lien so extended, renewed or replaced (and improvements on the property); and

(i) any Lien that would not otherwise be permitted by clauses (a) through (h) above, inclusive, securing indebtedness which, together with:

•	the aggregate outstanding principal amount of all other indebtedness of Warner Chilcott Limited and its subsidiaries owning property which would otherwise be subject to the foregoing restrictions, and

•	the aggregate Value of existing Sale and Leaseback Transactions which would be subject to the foregoing restrictions absent this clause,

does not exceed the greater of $750 million or 15% of Warner Chilcott Limited’s Consolidated Net Worth.

Limitation on Sale and Leaseback Transactions

Warner Chilcott Limited will not, and will not permit any of its subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(a) Warner Chilcott Limited or such subsidiary could incur indebtedness, in a principal amount at least equal to the Value of such Sale and Leaseback Transaction, secured by a Lien on the property to be leased (without equally and ratably securing the notes and the Guarantees) because such Lien would be of a character that no violation of the covenant described under “—Limitations on Liens” above would result; or

(b) Warner Chilcott Limited applies, during the six months following the effective date of the Sale and Leaseback Transaction, an amount equal to the Value of the Sale and Leaseback Transaction to the voluntary retirement of Funded Debt or to the acquisition of property.

Merger, Consolidation or Sale of Assets

The indenture will provide that none of Warner Chilcott Limited, Actavis Capital or Actavis SCS will consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its or its subsidiaries’ property and assets taken as a whole (in one transaction or a series of related transactions) to, any Person, or permit any Person to merge with or into Warner Chilcott Limited, Actavis Capital or Actavis SCS, as applicable, unless:

(a) Warner Chilcott Limited, Actavis Capital or Actavis SCS, as applicable, shall be the continuing Person, or the Person (if other than Warner Chilcott Limited, Actavis Capital or Actavis SCS, applicable) formed by such consolidation or into which Warner Chilcott Limited, Actavis Capital or Actavis SCS, as applicable, is merged or that acquired or leased such property and assets (the “Surviving Person”), shall be a corporation, partnership, limited liability company or trust organized and validly existing under the laws of Luxembourg, Ireland, Bermuda, Puerto Rico or the United States or a political subdivision thereof, and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of Warner Chilcott Limited’s, Actavis Capital’s or Actavis SCS’s, as applicable, obligations under the indenture and the notes;

(b) immediately after giving effect to such transaction, no default or event of default (each as defined in the indenture) shall have occurred and be continuing; and

(c) we deliver to the trustee an officer’s certificate and opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

The Surviving Person will succeed to, and except in the case of a lease, be substituted for, us, Warner Chilcott Limited or Actavis Capital, as applicable, under the indenture, the notes and Guarantee, as applicable.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a “Change of Control,” permitting each holder to require us to purchase the notes of such holder as described above.

Reports to Holders

Warner Chilcott Limited will:

(a) file with the trustee, within 30 days after Warner Chilcott Limited is required to file the same with the Securities and Exchange Commission (the “SEC”), copies of the annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which Warner Chilcott Limited may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; and

(b) file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such additional information, documents and reports with respect to compliance by Warner Chilcott Limited with the conditions and covenants of the indenture as may be required from time to time by such rules and regulations.

Holding Company Status

For so long as any series of the notes are outstanding, no subsidiary of Actavis plc that is a direct or indirect parent of Warner Chilcott Limited (other than any such subsidiary of Actavis plc that fully and unconditionally guarantees the notes) will and, unless Actavis plc provides a guarantee of the notes, Actavis plc (each such subsidiary and, as long as applicable, Actavis plc, the “Passive Holding Companies”) will not, conduct, transact or otherwise engage in any active trade or business or operations other than through a subsidiary of Warner Chilcott Limited; provided that the foregoing will not prohibit any Passive Holding Company from taking actions related to the following (and activities incidental thereto): (i) its ownership of the equity interests of its direct wholly-owned subsidiaries, which are direct or indirect ultimate parents of Warner Chilcott Limited, (ii) the maintenance of its legal existence and, with respect to Actavis plc, its status as a public company (including the ability to incur fees, costs and expenses relating to such maintenance), (iii) the performance of its obligations with respect to the Merger Agreement, the ACT Term Loan Amendment, the ACT Term Loan Agreement, the Actavis Revolving Credit Agreement, the WC Term Loan Agreement and any other indebtedness in respect of which it is an obligor and any other agreement to which it is a party, (iv) with respect to Actavis plc, any public offering of its common stock or with respect to any Passive Holding Company (other than Actavis plc) any other issuance of its equity interests, (v) the making of payments on account of its common stock or any subordinated debt, (vi) the incurrence of indebtedness, (vii) the making of contributions to (or other equity investments in) the capital of its direct subsidiaries existing on the date of the indenture, (viii) the creation of a newly formed subsidiary with capitalization of less than $1,000,000 and which is formed solely for the purpose of consummating an acquisition by Actavis plc so long as, within twelve months such newly formed subsidiary merges with and into a target entity and the survivor thereof becomes a subsidiary of Warner Chilcott Limited or its subsidiaries), (ix) providing a guarantee of indebtedness or other obligations of its subsidiaries, (x) participating in tax, accounting and other administrative matters as a member or parent of the consolidated group, (xi) holding any cash or property (including cash and property received in connection with dividends or distributions from Warner Chilcott Limited, (xii) providing indemnification to officers and directors, (xiii) the ownership or disposition of assets held on the issue date of the notes or acquired after the issue date of the notes, in each case, to the extent permitted by clause (iii), (v), (vii) or (viii) above and (xiv) activities incidental to the businesses or activities described above.

Certain Other Covenants

The indenture contains certain other covenants regarding, among other matters, corporate existence. The indenture does not contain restrictive covenants relating to total indebtedness, interest coverage, stock repurchases, recapitalizations, dividends and distributions to shareholders or current ratios. Other than as described above, the provisions of the indenture will not afford holders of the notes protection in the event of a sudden or significant decline in our credit quality or in the event of a takeover, recapitalization or highly leveraged or similar transaction involving us or any of our affiliates that may adversely affect such holders.

Definition of Certain Terms

The following are the meanings of terms that are important in understanding the covenants described above.

“ACT Term Loan Agreement” means Actavis Capital’s senior unsecured term loan credit facility dated October 1, 2013, as amended by the ACT Term Loan Amendment.

“ACT Term Loan Amendment” means that certain amendment dated March 31, 2014 among Actavis plc, Actavis Capital, Actavis Inc., Bank of America, N.A., as administrative agent, and the other lenders a party thereto.

“Actavis Revolving Credit Agreement” means that certain amended and restated revolving credit and guarantee agreement dated as of October 1, 2013, Actavis plc, Actavis, Inc., Bank of America, N.A., as administrative agent, and the lenders a party thereto.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with U.S. GAAP, or to the extent that IFRS has been adopted by Warner Chilcott Limited with respect to its financial statements in lieu of U.S. GAAP, in accordance with IFRS; provided that, notwithstanding anything to the contrary contained herein, leases will be accounted for using accounting principles as in effect on the date on which we first issue the notes pursuant to the indenture.

“Cash Bridge Credit Agreement” means that certain cash bridge credit and guaranty agreement to be entered into prior to the closing of the Merger, among Warner Chilcott Limited, the borrower thereunder, the several lenders and other parties from time to time party thereto, and Bank of America, N.A., as administrative agent thereunder, as amended, restated, supplemented or otherwise modified from time to time.

“Consolidated Net Worth” means, with respect to any Person, the amount of total assets less the amount of total liabilities as shown on the consolidated balance sheet of such Person, as set forth on the most recent consolidated balance sheet of such Person determined in accordance with U.S. GAAP, or to the extent that IFRS has been adopted by Warner Chilcott Limited with respect to its financial statements in lieu of U.S. GAAP, in accordance with IFRS.

“Funded Debt” means Warner Chilcott Limited’s indebtedness or the indebtedness of a subsidiary owning property maturing by its terms more than one year after its creation and indebtedness classified as long-term debt under U.S. GAAP, or to the extent that IFRS has been adopted by Warner Chilcott Limited with respect to its financial statements in lieu of U.S. GAAP, under IFRS, and in each case ranking at least pari passu with the notes.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.

“IFRS” means international financial reporting standards as adopted by the European Union, which are in effect from time to time.

“indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

1) in respect of borrowed money;

2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

3) in respect of banker’s acceptances;

4) in respect of Capital Lease Obligations;

5) in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable; and

6) representing Hedging Obligations.

In addition, the term ’indebtedness” includes (x) all indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such indebtedness is assumed by the specified Person), provided that the amount of such indebtedness will be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such indebtedness, and (y) to the extent not otherwise included, the guarantee by the specified Person of any indebtedness of any other Person.

“interest” means, with respect to any series of notes, the sum of any cash interest and any Additional Interest payable with respect to such series of notes.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Merger Agreement” means that certain merger agreement dated February 17, 2014, among Actavis plc, Tango US Holdings Inc., Tango Merger Sub 1 LLC, Tango Merger Sub 2 LLC and Forest Laboratories, Inc., pursuant to which Actavis plc will acquire Forest Laboratories, Inc. in a series of merger transactions.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or government or any agency or political subdivision of a government or governmental agency.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by Warner Chilcott Limited or any subsidiary of any property which has been or is to be sold or transferred by Warner Chilcott Limited or such subsidiary to such Person, excluding (1) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (2) leases between Warner Chilcott Limited and a subsidiary or between subsidiaries of Warner Chilcott Limited, (3) leases of a property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended.

“Transactions” means, collectively, (a) the consummation of the acquisition of Forest Laboratories, Inc. by Actavis plc pursuant to the Merger Agreement, (b) termination and payment in full of that certain Credit Agreement, dated as of December 4, 2012, by and among Forest Laboratories, Inc., JP Morgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto, as amended, (c) the execution and delivery of the ACT Term Loan Amendment, (d) the amendment and restatement of the Amended and Restated Actavis Revolving Credit and Guaranty Agreement, among Actavis plc, Actavis Capital, Actavis, Inc., Bank of America, N.A., as administrative agent and the lenders party thereto, dated as of August 1, 2013, (e) the amendment and restatement of the WC Term Loan Agreement, (f) the execution and delivery of the Cash Bridge Credit Agreement and the borrowing of loans thereunder and (g) the issuance and sale of the notes.

“U.S. GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Value” means, with respect to a Sale and Leaseback Transaction, an amount equal to the net present value of the lease payments with respect to the term of the lease remaining on the date as of which the amount is being determined, without regard to any renewal or extension options contained in the lease, discounted at the weighted average interest rate on the notes of all series which are outstanding on the effective date of such Sale and Leaseback Transaction.

“WC Term Loan Agreement” means that certain WC Term Loan Credit and Guaranty Agreement, dated as of August 1, 2013, among Actavis plc, Warner Chilcott Finance, Warner Chilcott Corporation, Actavis WC 2 S.à r.l., and Warner Chilcott Company, as borrowers, each lender from time to time party thereto and Bank of America, N.A., as administrative agent thereunder, as amended, restated, supplemented or otherwise modified from time to time.

Events of Default

The indenture defines an Event of Default with respect to each series of notes as any of the following:

•	Default in the payment of the principal or any premium on the notes of that series when due (whether at maturity, upon acceleration, redemption or otherwise).

•	Default for 30 days in the payment of interest on a note of that series when due.

•	Failure by us or any Guarantor to comply with the provisions described under the captions “—Special Mandatory Redemption” or “—Repurchase Upon a Change of Control.”

•	Failure by us or any Guarantor to observe or perform any other term of the indenture (other than a covenant or agreement in respect of which such non-compliance would otherwise be an Event of Default) for a period of 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of the notes of that series.

•	Default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of Warner Chilcott Limited, Actavis Capital, us or Actavis, Inc. (or the payment of which is guaranteed by us or any Guarantor), whether such indebtedness or guarantee now exists or is created after the issue date of the notes, if that default:

•	is caused by a failure to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise, and after giving effect to applicable grace periods) of such indebtedness (a “Payment Default”); or

•	results in the acceleration of such indebtedness prior to its scheduled maturity,

and, in each case, the amount of any such indebtedness, together with the amount of any other indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates

$200.0 million or more; provided, however, that, if the default under the mortgage, indenture or instrument is cured by us or the applicable Guarantor, or waived by the holders of the indebtedness, in each case as permitted by the governing mortgage, indenture or instrument, then the Event of Default under the indenture governing the notes caused by such default will be deemed likewise to be cured or waived.

•	Failure by Warner Chilcott Limited, Actavis Capital, us or Actavis, Inc. to pay or discharge any final judgment or order (to the extent any such judgment or order is not paid or covered by insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $200.0 million which judgments are not paid, discharged or stayed for a period of 60 days.

•	Except as permitted by the indenture, any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Guarantee.

•	Certain events in bankruptcy, insolvency or reorganization with respect to Warner Chilcott Limited, Actavis Capital, us or Actavis, Inc.

An Event of Default under one series of notes will not necessarily constitute an Event of Default under any other series of notes. The indenture will provide that the trustee may withhold notice to the holders of any series of notes issued thereunder of any default if the trustee considers it in the interest of such holders to do so; provided, that the trustee may not withhold notice of default in payment of the principal, premium, if any, interest, if any, on any of the notes of that series, or in the making of any sinking fund installment or analogous obligation with respect to that series.

Remedies If an Event of Default Occurs

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Warner Chilcott Limited, Actavis Capital, us or Actavis, Inc., all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes of any series unless such holders of that series have offered to the trustee indemnity or security reasonably satisfactory to the trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest, if any, when due, no holder of a note of any series may pursue any remedy with respect to the indenture or the notes of that series unless:

(1)	such holder has previously given the trustee written notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the affected series of notes makes a written request to the trustee to pursue the remedy;

(3)	such holder or holders offer and, if requested, provide to the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5)	during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding notes of the affected series do not give the trustee a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding notes of the affected series by written notice to the trustee may, on behalf of the holders of all of the notes of that series, rescind an acceleration or waive any existing default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing default or Event of Default in the payment of principal of, premium on, if any, or interest, if any, on, the notes of that series.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any default or Event of Default, we are required to deliver to the trustee a statement specifying such default or Event of Default.

Modification and Waiver

There are four types of changes we can make to the indenture and the notes.

Changes Requiring Your Approval. First, there are changes that cannot be made to your notes without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a note;

•	reduce any amounts due on a note;

•	reduce the amount of principal payable upon acceleration of the maturity of a note following an Event of Default;

•	change the place or currency of payment for a note;

•	impair your right to sue for the enforcement of any payment on or with respect to the notes;

•	reduce the percentage in principal amount of the notes, the approval of whose holders is needed to modify or amend the indenture or the notes;

•	reduce the percentage in principal amount of the notes, the approval of whose holders is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture, except to increase the percentage required for any modification or to provide that other provisions of the indenture may not be modified or waived without your consent.

Changes Not Requiring Approval. The second type of change does not require any vote by holders of the notes. This type is limited to corrections and clarifications and certain other changes that would not adversely affect holders of the notes in any material respect. Nor do we need any approval to make changes that affect only notes to be issued under the indenture after the changes take effect. We may also make changes or obtain waivers that do not adversely affect a particular series of the notes, even if they affect another series of the notes. In those cases, we need only obtain any required approvals from the holders of the affected notes.

Changes Requiring a Majority Vote. Any other change to the indenture and the notes would require the following approval:

•	If the change affects only notes of one series, it must be approved by the holders of not less than a majority in principal amount of the notes of that series.

•	If the change affects the notes of one series as well as the notes of one or more other series issued under the indenture, it must be approved by the holders of not less than a majority in principal amount of the notes that series and of each other series of notes affected by the change.

In each case, the required approval must be given by written consent. Most changes fall into this category.

The same vote would be required for us to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture, the notes listed in the first category described above under “—Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Further Details Concerning Voting

The notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. The notes will also not be eligible to vote if they have been fully defeased as described below under “—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of notes, that vote or action may be taken only by persons who are holders of outstanding notes on the record date and must be taken within 180 days following the record date or another period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time.

Defeasance

The following discussion of full defeasance and discharge will apply to any series of the notes.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the notes of either series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the notes of the same series a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash in the opinion of a nationally recognized firm of certified public accountants, to make interest, principal, any premium and any other payments on the notes of that series on their various due dates.

•	There must be a change in current U.S. federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and instead repaid the notes ourselves when due. Under current U.S. federal tax law, the deposit and our legal release from the notes would be treated as though we took back your notes and gave you your share of the cash and debt securities or bonds deposited in trust. In that event, you could recognize gain or loss on the notes you give back to us.

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the notes. You could not look to us for repayment in the event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

However, even if we make the deposit in trust and opinion delivery arrangements discussed above, a number of our obligations relating to the notes will remain. These include our obligations:

•	to register the transfer and exchange of notes;

•	to replace mutilated, destroyed, lost or stolen notes;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance

Under current U.S. federal tax law, we can make the same type of deposit described above and be released from some of the covenants in the notes. This is called “covenant defeasance.” In that event, you would lose the protection of those covenants but would gain the protection of having money and securities set aside in trust to repay the notes. In order to achieve covenant defeasance, we must do the following:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the notes of the same series a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash in the opinion of a nationally recognized firm of certified public accountants, to make interest, principal, any premium and any other payments on the notes of that series on their various due dates.

•	We must deliver to the trustee a legal opinion of our counsel confirming that under current U.S. federal income tax law we may make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and instead repaid the notes ourselves when due.

If we accomplish covenant defeasance, you can still look to us for repayment of the notes if there were a shortfall in the trust deposit. In fact, if one of the Events of Default occurred (such as our bankruptcy) and the notes become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Satisfaction and Discharge

The indenture will cease to be of further effect and the trustee, upon our demand and at our expense, will execute appropriate instruments acknowledging the satisfaction and discharge of the indenture upon compliance with certain conditions, including:

•	Our having paid all sums payable by us under the indenture, as and when the same shall be due and payable,

•	Our having delivered to the trustee for cancellation all notes theretofore authenticated under the indenture,

•	All notes of any series outstanding under the indenture not theretofore delivered to the trustee for cancellation shall have become due and payable or are by their terms to become due and payable within one year and we shall have deposited with the trustee sufficient cash to pay, at maturity or upon redemption, all such notes of any series outstanding under the indenture, or

•	Our having delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that these conditions have been satisfied.

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Judgment Currency

Any payment on account of an amount that is payable in U.S. dollars (the “Required Currency”), which is made to or for the account of any holder or the trustee in any other lawful currency (the “Judgment Currency”), whether as a result of any judgment or order or the enforcement thereof or the liquidation of Actavis SCS, shall constitute a discharge of Actavis SCS’s obligation under this indenture and the notes, only to the extent of the amount of the Required Currency which such holder or the trustee, as the case may be, could purchase in the New York foreign exchange markets with the amount of the Judgment Currency in accordance with normal banking procedures at the rate of exchange prevailing on the first Business Day following receipt of the payment in the Judgment Currency. If the amount of the Required Currency that could be so purchased is less than the amount of the Required Currency originally due to such holder or the trustee, as the case may be, Actavis SCS shall indemnify and hold harmless the holder or the trustee, as the case may be, from and against all loss or damage arising out of, or as a result of, such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in the indenture or the notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any holder or the trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under any judgment or order.

Consent to Jurisdiction and Service of Process

The indenture will provide that the Company and any Guarantor not organized in the United States will appoint CT Corporation System as its agent for service of process in any suit, action or proceeding with respect to the indenture, the notes and the Guarantees and for actions brought under the U.S. federal or state securities laws brought in any U.S. federal or state court located in the Borough of Manhattan in the City of New York. In relation to any legal action or proceedings arising out of or in connection with the indenture, the notes and the Guarantees, the Company and each Guarantor will in the indenture irrevocably submit to the non exclusive jurisdiction of the U.S. federal and state courts in the Borough of Manhattan in the City of New York, County and State of New York, United States.

Regarding the Trustee

Wells Fargo Bank, National Association, as trustee under the indenture, has been appointed by us as paying agent, registrar and DTC custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Payment and Transfer

We will issue the notes only as registered securities, which means that the name of the holder will be entered in a register, which will be kept by the trustee or another agent of ours. We have initially designated the trustee as our paying agent and registrar. In addition to any register maintained by the registrar (the “Register”), a register of notes will be kept at the registered office of Actavis SCS, for Luxembourg law purposes. Upon written request from Actavis SCS, the registrar shall provide Actavis SCS with a copy of the Register to enable it to maintain a register of the notes at its registered office. Actavis SCS accepts any copy of the Register as correspondence and document recording the transfer of any notes and agrees to update its register upon receipt of such copy. We will make principal and interest payments at the designated corporate office of the trustee in Minneapolis, Minnesota, or by mailing a check to you at the address we have for you in the register.

If you are a holder of certificated notes, you will also be able to transfer or exchange notes at the office referenced above, in accordance with the terms of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. Neither we nor the trustee will impose any service charge for any transfer or exchange of a note; however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of notes.

If the notes are redeemable and we redeem less than all of the notes of a particular series, we may block the transfer or exchange of notes during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of notes selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any note being partially redeemed.

BOOK-ENTRY, DELIVERY AND FORM OF SECURITIES

The certificates representing the new notes will be issued in fully registered form without interest coupons.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the Initial Purchasers, and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, or “participants,” or to persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in the system, or indirectly through organizations which are participants in the system.

So long as DTC, or its nominee, is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such global notes for all purposes under the Indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the Indenture.

Payments of the principal of, premium (if any), and interest (including additional interest) on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest (including additional interest) on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Indenture, DTC will exchange the global notes for certificated securities, which it will distribute to its participants and which will be legended as set forth under the heading “Transfer Restrictions.”

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the

Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly as indirect participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the global notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and we do not appoint a successor depositary within 90 days.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material United States federal income tax considerations relevant to the exchange of old notes for new notes pursuant to the exchange offer, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion applies only to holders that exchange old notes for new notes pursuant to the exchange offer.

No rulings from the IRS have or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of old notes for new notes or that any such position would not be sustained. Holders of notes should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws, and any tax treaties.

Exchange Pursuant to the Exchange Offer

The exchange of the old notes for the new notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the new notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of old notes for new notes will not be a taxable event to holders for United States federal income tax purposes. Moreover, the new notes will have the same tax attributes as the old notes exchanged therefor and the same tax consequences to holders as the old notes have to holders, including, without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period.

CERTAIN LUXEMBOURG TAX CONSIDERATIONS

The following is a general description of certain Luxembourg tax considerations relating to the holding, disposal or redemption of the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes, whether in Luxembourg or elsewhere. Prospective purchasers of the notes should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the notes and receiving payments of interest, principal and/or other amounts under the notes and the consequences of such actions under the tax laws of Luxembourg. This summary is based on laws, regulations, practice and decisions in effect in Luxembourg at the date of this offering circular, which may change in each case. Any changes could apply retroactively and could affect the continued validity of this summary. The information contained within this section is limited to taxation issues, and prospective investors should not apply any information set out below to other areas, including (but not limited to) the legality of transactions involving the notes.

Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu) generally. Investors may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably apply to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Withholding Tax

All payments made by Actavis SCS and Actavis Capital in the context of the holding, disposal or redemption of the notes can be made free and clear of any withholding or deduction for or on account of any taxes of whatever nature imposed, levied, withheld, or assessed by Luxembourg or any political subdivision or taxing authority thereof or therein, in accordance with applicable Luxembourg law, subject however to:

(i) the application of the Luxembourg laws of 21 June 2005 implementing the Council Directive 2003/48/EC of 3 June 2003 on taxation of saving income in the form of interest payments (the “European Union Savings Directive”) and several related agreements concluded between Luxembourg and certain dependent or associated territories (i.e. Aruba, British Virgin Islands, Curacao, Guernsey, Isle of Man, Jersey, Montserrat and Sint Maarten, collectively, the “Associated Territories”) for the possible application of a withholding tax on interest paid to (or under certain circumstances, to the benefit of) individuals and “residual entities” within the meaning of Article 4.2 of the European Savings Directive resident of, or established in another Member State of the European Union (other than Luxembourg) or any of the Associated Territories, in the event that Actavis SCS appoints a paying agent in Luxembourg within the meaning of the European Union Savings Directive or abovementioned related agreements. The withholding tax is currently levied at a rate of 35% and applies unless the relevant beneficiary has adequately instructed the relevant paying agent to provide details of the payments of interest or similar income to the fiscal authorities of his or her country of residence (or its establishment) and the relevant paying agent effectively provides such information or has provided a tax certificate from his or her fiscal authority in the format required by law to that paying agent;

(ii) the application as regards Luxembourg resident individuals of the Luxembourg law of 23 December 2005 which has introduced a 10% withholding tax (which is final when Luxembourg resident individuals are acting in the context of the management of their private wealth) on payments of interest or similar income made by Luxembourg paying agents to (or for the benefit of) Luxembourg resident individual holders of notes or to certain foreign residual entities securing the interest for such Luxembourg resident individual holders of notes, made to Luxembourg individual residents. This law should apply to savings income accrued as from 1 July 2005 and paid as from 1 January 2006. In the event that interest is paid to Luxembourg resident individuals or to a residual entity securing the payment for the benefit of such individuals by a paying agent established in a Member State if the European Union of the European Economic Area (other than Luxembourg) or one of the Associated Territories, the beneficiary may opt for the application of a 10% flat taxation in accordance with the law of 23 December 2005 (the “10% tax”). The 10% withholding tax and the 10% tax will operate a full discharge of income tax for Luxembourg resident individuals acting in the context of the management of their private wealth.

Responsibility for the withholding of tax in application of the above-mentioned Luxembourg laws of 21 June 2005 and 23 December 2005 is assumed by the Luxembourg paying agent within the meaning of these laws, including Actavis SCS, to the extent it qualifies as such a Luxembourg paying agent.

On 18 March 2014, the Luxembourg government has submitted to the Luxembourg Parliament the draft law N°6668 replacing the withholding tax system as from 1 January 2015 by the automatic exchange of information under the European Union Savings Directive for any payment made as from 1 January 2015.

On 24 March 2014, the European Council adopted a European Union Council Directive amending and broadening the scope of the requirements described above. In particular, the changes expand the range of payments covered by the European Union Savings Directive to include certain additional types of income, and widen the range of recipients payments to whom are covered by the European Union Savings Directive, to include certain other types of entities and legal arrangements. Member States of the European Union are required to implement national legislation giving effect to these changes by 1 January 2016 (which national legislation must apply from 1 January 2017). Investors who are in any doubt as to their position should consult their professional advisors.

Taxes on Income and Capital Gains

For the purposes of this paragraph, a disposal may include a sale, an exchange, a contribution, a redemption and any other kind of transfer of the notes.

Non-resident holders of notes

A non-resident holder, of notes who has neither a permanent establishment, a permanent representative nor a fixed place of business in Luxembourg to which or whom the notes are attributable, is not liable to any Luxembourg income tax on interest received or accrued on the notes, or on capital gains realized on the disposal of the notes.

A non-resident holder of notes who has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which or whom the notes are attributable, must include any interest accrued or received, as well as any gain realized on the disposal of the notes, in his taxable income for Luxembourg tax assessment purposes.

Resident holders of notes

Resident individual holders of notes

An individual holder of the notes acting in the course of the management of his/her private wealth, is subject to Luxembourg income tax in respect of interest received, redemption premiums or issue discounts under the notes except if (i) withholding tax has been levied on such payments in accordance with the law of 23 December 2005, or (ii) the individual holder of the notes has opted for the application of a 10% tax in full discharge of income tax in accordance with the law of 23 December 2005.

Under Luxembourg domestic tax law, gains realized upon the disposal of the notes by an individual holder of the notes, who is a resident of Luxembourg for tax purposes and who acts in the course of the management of his/her private wealth, on the disposal of the notes are not subject to Luxembourg income tax, provided the disposal takes place more than six months after the acquisition of the notes.

An individual holder of the Notes, who acts in the course of the management of his/her private wealth and who is a resident of Luxembourg for tax purposes, has further to include the portion of the gains realized on the notes corresponding to accrued but unpaid income in respect of the notes in his/her taxable income, insofar as the accrued but unpaid interest is indicated separately in the agreement.

Gains realized upon a disposal of the notes by an individual holder of the notes acting in the course of the management of a professional or business undertaking and who is resident of Luxembourg for tax purposes are subject to Luxembourg income taxes. Taxable gains are determined as being the difference between the disposal price (including accrued but unpaid interest) and the lower of the cost or book value of the notes disposed of.

Resident corporate holders of notes

Luxembourg resident corporate holders of notes must include any interest received or accrued, as well as any gain realized on the disposal of the notes, in their taxable income for Luxembourg income tax assessment purposes. Taxable gains are determined as being the difference between the disposal price (including accrued but unpaid interest) and the lower of the cost or book value of the notes disposed of.

Resident benefiting from a special tax regime

Luxembourg resident corporate holders of notes benefiting from a special tax regime, such as (i) undertakings for collective investment governed by the amended law of 17 December 2010, (ii) specialized investment funds governed by the amended law of 13 February 2007 or (iii) family wealth management companies governed by the amended law of 11 May 2007, are exempt from income tax in Luxembourg. Interest, paid or accrued on the notes, as well as gains realized thereon, are thus not subject to Luxembourg income taxes in their hands.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a corporate holder of a note unless:

(i) such holder is, or is deemed to be, resident in Luxembourg for the purpose of the relevant provisions and is not a holder of a note governed by (a) the amended law of 17 December 2010 on undertakings for collective investment, or (b) the law amended of 13 February 2007, or (c) the law of 22 March 2004 on securitization, or (d) the law of 15 June 2004 on the investment company in risk capital, or (e) the law of 11 May 2007 on family estate management companies or (f) the law of 13 July 2005 on Luxembourg pension structures; or

(ii) such note is attributable to an enterprise or part thereof which is carried on through a permanent establishment, a permanent representative or a fixed base of business in Luxembourg. As regards individuals, the Luxembourg law of 23 December 2005 has abrogated the net wealth tax as from the year 2006.

Inheritance and Gift Tax

Where the notes are transferred for no consideration:

(i) No Luxembourg inheritance tax is levied on the transfer of the notes upon death of a holder of a note in cases where the deceased holder was not a resident of Luxembourg for inheritance tax purposes;

(ii) Luxembourg gift tax will be levied in the event that the gift is made pursuant to a notarial deed signed before a Luxembourg notary or is registered in Luxembourg.

Other Taxes and Duties

It is not compulsory that the notes be filed, recorded or enrolled with any court or other authority in Luxembourg or that registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty (other than court fees and contributions for the registration with the Chamber of Commerce) be paid in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of Luxembourg) of the notes in accordance therewith. However in the case of proceedings in a Luxembourg court (including but not limited to a Luxembourg insolvency proceeding), registration of the notes may be ordered by the court, in which case the notes will be respectively subject to a fixed duty of EUR 12 or an ad valorem duty. Registration would in principle further be ordered, and the same registration duties could be due, when the notes are produced, either directly or by way of reference, before an official authority (“autorité constituée”) in Luxembourg. A registration duty may also apply upon voluntary registration of the notes in Luxembourg (although there is no obligation to do so). No Luxembourg value added tax is levied with respect to (i) any payment made in consideration of the issuance of the notes, (ii) any payment of interest, (iii) any repayment of principal or upon redemption, and (iv) any transfer of the notes.

Residence

A holder of a note will not become resident, or deemed to be resident, in Luxembourg by reason only of the holding of such note or the execution, performance, delivery and/or enforcement of that or any other note.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in the exchange offer for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended and supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker- dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and profit on any such resale of notes issued in the exchange and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. By acknowledging that it will deliver and by delivering a prospectus, a broker- dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer and will indemnify the holders of the new notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act. We note, however, that, in the opinion of the SEC, indemnification against liabilities arising under federal securities laws is against public policy and may be unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

VALIDITY OF THE NOTES

The validity of the new notes offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. In rendering its opinion, Latham & Watkins LLP will rely upon the opinions of Loyens & Loeff Luxembourg S.à r.l. as to all matters governed by the laws of Luxembourg, Conyers Dill & Pearman Limited, as special Bermuda counsel, as to all matters governed by the laws of Bermuda and Greenberg Traurig, LLP, Las Vegas, as to all matters governed by the laws of Nevada.

EXPERTS

The combined financial statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. as of December 31, 2011 and 2010, and for the years then ended have been included herein in reliance upon the report of KPMG ehf., appearing elsewhere herein, independent auditors and upon the authority of said firm as experts in accounting and auditing.

The financial statements and financial statement schedule of Warner Chilcott Limited as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Warner Chilcott plc as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012 in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Forest Laboratories, Inc. as of March 31, 2014 and for each of the three years in the period ended March 31, 2014 included in this prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, included herein, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Aptalis Holdings, Inc. for the year ended September 30, 2013 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 (Reg. No. 333-            ) with respect to the securities being offered hereby. This prospectus does not contain all of the information contained in the registration statement, including the exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities being offered hereby. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits.

Our parent, Actavis plc files annual, quarterly and current reports and other information with the SEC. You may read and copy reports and other information that we or our parent file with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. The SEC also maintains an Internet site at http://www.sec.gov from which you can access our filings and our parent’s filings. See “Description of the New Notes—Certain Covenants—Reports to Holders” for information about the reports and other information that we are required to furnish to holders of notes and how those obligations may be satisfied.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Warner Chilcott Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive (loss)/income, cash flows and member’s equity present fairly, in all material respects, the financial position of Warner Chilcott Limited and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

September 29, 2014

WARNER CHILCOTT LIMITED

CONSOLIDATED BALANCE SHEETS

(In millions, except par value and share data)

	December 31, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$323.5	$319.0
Marketable securities	2.5	9.0
Accounts receivable, net	1,404.3	1,330.9
Receivable from Parents	126.5	—
Inventories, net	1,786.3	1,546.5
Prepaid expenses and other current assets	406.3	323.6
Current assets held for sale	271.0	—
Deferred tax assets	231.8	309.3

Total current assets	4,552.2	3,838.3
Property and equipment, net	1,615.1	1,485.0
Investments and other assets	137.5	91.2
Deferred tax assets	104.8	61.8
Product rights and other intangibles	8,234.5	3,784.3
Goodwill	8,197.6	4,854.2

Total assets	$22,841.7	$14,114.8

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$2,334.2	$2,467.9
Payable to Parents	60.4	—
Income taxes payable	96.6	68.1
Current portion of long-term debt and capital leases	534.6	176.2
Deferred revenue	38.8	32.3
Current liabilities held for sale	246.6	—
Deferred tax liabilities	35.1	4.8

Total current liabilities	3,346.3	2,749.3
Long-term debt and capital leases	8,517.4	6,257.1
Deferred revenue	40.1	11.3
Other long-term liabilities	324.2	162.6
Other taxes payable	187.3	70.3
Deferred tax liabilities	822.9	1,007.8

Total liabilities	13,238.2	10,258.4

Commitments and contingencies
Equity:
Member’s capital	8,049.8	1,614.3
Retained earnings	1,458.2	2,182.7
Accumulated other comprehensive income	90.5	36.8
Total Member’s equity	9,598.5	3,833.8
Noncontrolling interest	5.0	22.6

Total equity	9,603.5	3,856.4

Total liabilities and equity	$22,841.7	$14,114.8

See accompanying Notes to Consolidated Financial Statements.

WARNER CHILCOTT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Years Ended December 31,
	2013	2012	2011
Net revenues	$8,677.6	$5,914.9	$4,584.4

Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	4,690.7	3,394.3	2,566.5
Research and development	616.9	402.5	306.6
Selling and marketing	1,020.3	546.5	401.8
General and administrative	1,003.1	625.3	353.1
Amortization	842.7	481.1	354.3
Goodwill impairment	647.5	—	—
Asset sales, impairments, and contingent consideration adjustment, net	255.2	149.5	78.7

Total operating expenses	9,076.4	5,599.2	4,061.0

Operating income/(loss)	(398.8)	315.7	523.4

Non-Operating income (expense):
Interest income	4.8	2.5	2.1
Interest expense	(239.8)	(111.6)	(69.0)
Other income (expense), net	20.4	38.5	(0.5)

Total other income (expense), net	(214.6)	(70.6)	(67.4)

Income / (loss) before income taxes and noncontrolling interest	(613.4)	245.1	456.0
Provision for income taxes	111.8	146.8	196.9

Net income / (loss)	(725.2)	98.3	259.1
(Income) / loss attributable to noncontrolling interest	0.7	(1.0)	1.8

Net income / (loss) attributable to ordinary shareholders	$(724.5)	$97.3	$260.9

See accompanying Notes to Consolidated Financial Statements.

WARNER CHILCOTT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

(In millions)

	Years Ended December 31,
	2013	2012	2011
Net income/(loss)	$(725.2)	$98.3	$259.1
Other comprehensive income / (loss)
Foreign currency translation gains / (losses)	48.4	113.3	(64.9)
Unrealized gains / (losses), net of tax	5.3	—	(8.3)
Reclassification for gains included in net income / (loss), net of tax	—	—	(0.8)

Total other comprehensive income / (loss), net of tax	53.7	113.3	(74.0)

Comprehensive income / (loss)	(671.5)	211.6	185.1
Comprehensive (income)/loss attributable to noncontrolling interest	0.7	(1.0)	1.8

Comprehensive income / (loss) attributable to common shareholders	$(670.8)	$210.6	$186.9

See accompanying Notes to Consolidated Financial Statements.

WARNER CHILCOTT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years Ended December 31,
	2013	2012	2011
Cash Flows From Operating Activities:
Net (loss)/income	$(725.2)	$98.3	$259.1

Reconciliation to net cash provided by operating activities:
Depreciation	202.0	97.5	93.6
Amortization	842.7	481.1	354.3
Provision for inventory reserve	113.8	62.5	44.4
Share-based compensation	133.6	48.8	39.8
Deferred income tax benefit	(275.0)	(221.0)	(126.9)
(Earnings) / loss on equity method investments	(5.7)	(1.3)	4.5
Loss / (gain) on sale of securities and assets, net	—	(28.8)	(0.8)
Goodwill impairment	647.5	—	—
Loss / (gain) on asset sale and impairments, net	60.8	58.7	76.3
Amortization of inventory step up	267.0	44.1	10.0
Loss on foreign exchange derivatives	—	70.4	—
Amortization of deferred financing costs	10.3	40.6	—
Increase/(decrease) in allowance for doubtful accounts	(0.3)	3.6	2.3
Accretion of preferred stock and contingent consideration obligations	11.4	21.5	14.6
Contingent consideration fair value adjustment	148.6	(19.5)	—
Excess tax benefit from stock-based compensation	(69.2)	(13.7)	(14.6)
Impact of assets held for sale	42.7	—	—
Other, net	(2.2)	3.3	(0.2)
Changes in assets and liabilities (net of effects of acquisitions)		—	—
Decrease / (increase) in accounts receivable, net	19.3	371.1	(590.9)
Decrease / (increase) in inventories	(213.1)	(50.3)	(292.2)
Decrease / (increase) in prepaid expenses and other current assets	49.9	(41.6)	43.5
Increase / (decrease) in accounts payable and accrued expenses	(24.3)	(222.7)	671.8
Increase / (decrease) in deferred revenue	28.2	(14.9)	(8.7)
Increase / (decrease) in income and other taxes payable	7.4	(130.6)	85.5
Increase / (decrease) in other assets and liabilities, including receivable / payable with Parents	(63.0)	8.7	(33.4)

Total adjustments	1,932.4	567.5	372.9

Net cash provided by operating activities	1,207.2	665.8	632.0

Cash Flows From Investing Activities:
Additions to property and equipment	(177.9)	(137.5)	(126.7)
Additions to product rights and other intangibles	(130.0)	(9.0)	(18.7)
Additions to marketable securities and other investments	—	(5.2)	(13.6)
Proceeds from sales of property and equipment	7.1	8.0	6.7
Proceeds from sales of marketable securities and other investments	33.2	58.9	6.1
Proceeds from sales of divested products	4.5	232.5	—
Acquisitions of business, net of cash acquired	(15.1)	(5,742.8)	(575.1)
Investment in foreign exchange derivative	—	(156.7)	—
Other investing activities, net	2.9	2.8	2.3

Net cash used in investing activities	(275.3)	(5,749.0)	(719.0)

Cash Flows From Financing Activities:
Proceeds from issuance of long-term debt	$1,882.3	$5,665.5	$—
Proceeds from borrowings on credit facility	555.0	375.0	400.0
Debt issuance costs	(7.4)	(77.8)	—
Payments on debt, including capital lease obligations	(3,229.5)	(679.7)	(428.8)
Proceeds from stock plans	44.0	18.8	54.9
Payment of contingent consideration	(4.3)	(105.3)	(4.5)
Repurchase of common stock	(165.4)	(16.1)	(14.2)
Acquisition of noncontrolling interest	(10.4)	(4.5)	(5.6)
Excess tax benefit from stock-based compensation	69.2	13.7	14.6

Net cash (used in) / provided by financing activities	(866.5)	5,189.6	16.4

Effect of currency exchange rate changes on cash and cash equivalents	(23.9)	3.3	(2.9)
Less: Cash held for sale	(37.0)	—	—

Net increase / (decrease) in cash and cash equivalents	4.5	109.7	(73.5)
Cash and cash equivalents at beginning of period	319.0	209.3	282.8

Cash and cash equivalents at end of period	$323.5	$319.0	$209.3

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$226.5	$56.7	$48.9

Income taxes, net of refunds	380.1	489.0	223.4

Schedule of Non-Cash Investing Activities:
Acquisition of Warner Chilcott net assets	$5,661.8	$—	$—

Schedule of Non-Cash Financing Activities:
Equity consideration related to Warner Chilcott Acquisition, net of shares cancelled	$5,833.9	$—	$—

Shares issued in connection with Actavis Group Acquisition	$486.3	$—	$—

See accompanying Notes to Consolidated Financial Statements.

WARNER CHILCOTT LIMITED

CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY

(In millions, except share data)

	Member’s Capital		Retained	Accumulated Other Comprehensive
	Shares	Amount	Earnings	Loss/(Income)	Total
Balance as of 1/1/2011	100.0	$1,459.7	$1,824.5	$(2.5)	$3,281.7
Comprehensive income
Net income attributable to common shareholders			260.9		260.9
OCI, net of tax				(74.0)	(74.0)

Total comprehensive income					186.9
Share-based compensation and other		95.0			95.0

Balance as of 12/31/2011	100.0	$1,554.7	$2,085.4	$(76.5)	$3,563.6
Comprehensive income
Net income attributable to common shareholders			97.3		97.3
OCI, net of tax				113.3	113.3

Total comprehensive income					210.6
Share-based compensation and other		64.5			64.5
Acquisition of noncontrolling interest		(4.9)			(4.9)

Balance as of 12/31/2012	100.0	$1,614.3	$2,182.7	$36.8	$3,833.8
Comprehensive income
Net income attributable to common shareholders			(724.5)		(724.5)
OCI, net of tax				53.7	53.7

Total comprehensive income					(670.8)
Acquisition of Actavis		486.3			486.3
Acquisition of Warner Chilcott		5,833.9			5,833.9
Share-based compensation and other		119.6			119.6
Acquisition of noncontrolling interest		(4.3)			(4.3)

Balance as of 12/31/2013	100.0	8,049.8	1,458.2	90.5	$9,598.5

See accompanying Notes to Consolidated Financial Statements.

WARNER CHILCOTT LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—Description of Business

Warner Chilcott Limited (the successor Company to Actavis, Inc.) is an indirect wholly-owned subsidiary of Actavis plc, the ultimate parent of the group. Warner Chilcott Limited is an integrated global specialty pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name (“brand”, “branded” or “specialty brand”), biosimilar and over-the-counter (“OTC”) pharmaceutical products. The Company also develops and out-licenses generic pharmaceutical products primarily in Europe through our Medis third-party business. The Company reported its business into two operating segments: Pharma (‘Pharma” or “Actavis Pharma”) and Anda Distribution. The Pharma segment includes patent-protected products, certain trademarked off-patent pharmaceutical products that we sell and market as branded pharmaceutical products, and off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by the Company, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. The Anda Distribution segment operating results exclude sales of products developed, acquired, or licensed by the Pharma segment. These financial statements have been revised to reflect this change.

The Company operates manufacturing, distribution, research and development (“R&D”) and administrative facilities in many of the world’s established and growing international markets, including the United States of America (“U.S.”), Canada and Puerto Rico (together “North America”), and its key international markets around the world (“International”).

NOTE 2—Formation of the Company

Warner Chilcott Limited (the successor company of Actavis, Inc.) and its direct parent, Warner Chilcott plc, were acquired by Actavis plc, the ultimate parent company on October 1, 2013, pursuant to the transaction agreement dated May 19, 2013 among Actavis, Inc. (the predecessor of Warner Chilcott Limited), Warner Chilcott plc, Actavis plc, Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding Inc.) and Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2 Inc.) (“MergerSub”), (i) Actavis plc acquired Warner Chilcott plc (the “Warner Chilcott Acquisition”) pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 where each Warner Chilcott plc ordinary share was converted into 0.160 of an Actavis plc ordinary share (the “Company Ordinary Shares”), or $5,833.9 million in equity consideration, and (ii) MergerSub merged with and into Actavis, Inc., with Actavis, Inc. as the surviving corporation in the merger (the “Merger” and, together with the Warner Chilcott Acquisition, the “Transactions”). Following the consummation of the Transactions, Actavis, Inc. and Warner Chilcott became wholly-owned subsidiaries of Actavis plc. Each of Actavis, Inc.’s common shares was converted into one Actavis plc Ordinary Share.

On October 31, 2012, Watson Pharmaceuticals, Inc. completed the acquisition of the Actavis Group for a cash payment of €4,219.7 million, or approximately $5,469.8 million, and contingent consideration of up to 5.5 million newly issued shares of Actavis, Inc. which have since been issued (the “Actavis Group Acquisition”). Watson Pharmaceuticals, Inc.’s Common Stock traded on the NYSE under the symbol “WPI” until close of trading on January 23, 2013, at which time Watson Pharmaceuticals, Inc. changed its corporate name to “Actavis, Inc.” and changed its ticker symbol to “ACT.”

Effective October 1, 2013, through a series of related-party transactions, Actavis plc contributed its indirect subsidiaries, including Actavis Inc. to Warner Chilcott Limited, which is not a publicly traded entity. References throughout to “we,” “our,” “us,” the “Company”, “Actavis” or “Warner Chilcott” refer to financial information and transactions of Watson Pharmaceuticals, Inc. prior to January 23, 2013, Actavis, Inc. from January 23, 2013 until October 1, 2013 and Warner Chilcott Limited and its subsidiaries subsequent to October 1, 2013.

NOTE 3—Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The consolidated financial statements include the accounts of wholly owned subsidiaries, after elimination of intercompany accounts and transactions. The consolidated financial information presented herein reflects all financial information that, in the opinion of management, is necessary for a fair statement of financial position, results of operations and cash flows for the periods presented.

The Company’s consolidated financial statements include the financial results of all acquired companies subsequent to the acquisition date.

Use of Estimates

Management is required to make certain estimates and assumptions in order to prepare consolidated financial statements in conformity with GAAP. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The Company’s most significant estimates relate to the determination of sales returns, allowances and other trade-related deductions (“SRA”) included within either accounts receivable or accrued liabilities, the valuation of inventory balances, the determination of useful lives for intangible assets, pension and other post-retirement benefit plan assumptions, the assessment of expected cash flows used in evaluating goodwill and other long-lived assets for impairment and recognition and measurement of assets acquired and liabilities assumed in business combinations at fair value. The estimation process required to prepare the Company’s consolidated financial statements requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. The Company’s actual results could differ materially from those estimates.

Foreign Currency Translation

For most of the Company’s international operations, the local currency has been determined to be the functional currency. The results of its non-U.S. dollar based operations are translated to U.S. dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Equity is translated at the prevailing rate of exchange at the date of the equity transaction. Translation adjustments are reflected in stockholders’ equity and are included as a component of other comprehensive income / (loss). The effects of converting non-functional currency assets and liabilities into the functional currency are recorded as general and administrative expenses in the consolidated statements of operations.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash in banks, commercial paper and deposits with financial institutions that can be liquidated without prior notice or penalty. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Other Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts and other receivables, investments, trade accounts payable, and long-term debt, including the current portion. The carrying amounts of cash and cash equivalents, marketable securities, accounts and other receivables and trade accounts payable are representative of their respective fair values due to their relatively short maturities. The fair values of investments in companies that are publicly traded and not accounted for under the equity method are based on quoted market prices. The Company estimates the fair value of its fixed rate long-term obligations based on quoted market rates. The carrying amount reported for long-term debt, other than the Company’s indebtedness under senior notes, is considered to be representative of fair value as they are at variable rates and reprice frequently.

Inventories

Inventories consist of finished goods held for sale and distribution, raw materials and work in process. Inventory includes product pending approval by the U.S. Food and Drug Administration (“FDA”), by other regulatory agencies or product that has not been launched due to contractual restrictions. This inventory consists of generic pharmaceutical products that are capitalized only when the bioequivalence of the product is demonstrated or the product has already received regulatory approval and is awaiting a contractual triggering event to enter the marketplace. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). The Company writes down inventories to net realizable value based on forecasted demand, market conditions or other factors, which may differ from actual results.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. The Company capitalizes interest on qualified construction projects. At the time property, plant and equipment are retired from service, the cost and accumulated depreciation is removed from the respective accounts.

Depreciation expense is computed principally on the straight-line method, over the estimated useful lives of the related assets. The following table provides the range of estimated useful lives used for each asset type:

Computer software / hardware (including internally developed)	3-10 years
Machinery and equipment	3-15 years
Research and laboratory equipment	3-10 years
Furniture and fixtures	3-10 years
Buildings, improvements, leasehold improvements and other	4-50 years
Transportation equipment	3-20 years

The Company assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable.

Investments

The Company’s equity investments are accounted for under the equity method of accounting when the Company can exert significant influence and the Company’s ownership interest does not exceed 50%. The Company records equity method investments at cost and adjusts for the appropriate share of investee net earnings or losses. Investments in which the Company owns less than a 20% interest and cannot exert significant influence are accounted for using the cost method if the fair value of such investments is not readily determinable.

Marketable Securities

The Company’s marketable securities consist of U.S. treasury and agency securities and equity securities of publicly-held companies. The Company’s marketable securities are classified as available-for-sale and are recorded at fair value, based upon quoted market prices. Unrealized temporary adjustments to fair value are included on the balance sheet in a separate component of stockholders’ equity as unrealized gains and losses and are reported as a component of accumulated other comprehensive income / (loss). No gains or losses on marketable securities are realized until shares are sold or a decline in fair value is determined to be other-than-temporary. If a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

Goodwill and Intangible Assets with Indefinite-Lives

The Company tests goodwill and intangible assets with indefinite-lives for impairment annually in the second quarter by comparing the fair value of each of the Company’s reporting units to the respective carrying value of the reporting units. Additionally, the Company may perform interim tests if an event occurs or circumstances change that could potentially reduce the fair value of a reporting unit below its carrying amount. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units.

Goodwill is considered impaired if the carrying amount of the net assets exceeds the fair value of the reporting unit. Impairment, if any, would be recorded in operating income and this could result in a material reduction in net income and earnings per share.

Acquired in-process research and development (“IPR&D”) intangible assets represent the value assigned to acquired research and development projects that, as of the date acquired, represent the right to develop, use, sell and/or offer for sale a product or other intellectual property that the Company has acquired with respect to products and/or processes that have not been completed or approved. The IPR&D intangible assets are subject to impairment testing until completion or abandonment of each project. Impairment testing requires the development of significant estimates and assumptions involving the determination of estimated net cash flows for each year for each project or product (including net revenues, cost of sales, R&D costs, selling and marketing costs), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. Changes in these assumptions or uncertainties could result in future impairment charges. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

Upon successful completion of each project and approval of the product, we will make a separate determination of the useful life of the intangible, transfer the amount to currently marketed products (“CMP”) and amortization expense will be recorded over the estimated useful life.

Contingent Consideration

Contingent consideration is recorded at the acquisition date estimated fair value of the contingent payment for all acquisitions. The fair value of the contingent consideration is remeasured at each reporting period with any adjustments in fair value included in our consolidated statement of operations. (Refer to “NOTE 20—Fair Value Measurement” for additional details regarding the fair value of contingent consideration.)

Revenue Recognition Including Multiple-Element Arrangements

General

Revenue from product sales is recognized when title and risk of loss to the product transfers to the customer, which is based on the transaction shipping terms. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, the seller’s price to the buyer to be fixed or determinable and the completion of all performance obligations. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: chargebacks, trade discounts, billback adjustments, sales returns and allowances, commercial and government rebates, customer loyalty programs and fee for service arrangements with certain distributors, which we refer to in the aggregate as “SRA” allowances.

Royalty and commission revenue is recognized as a component of net revenues in accordance with the terms of their respective contractual agreements when collectability is reasonably assured and when revenue can be reasonably measured.

Multiple-Element Arrangements

The Company identifies each discrete deliverable included in a multiple-element arrangement and identifies which of those deliverables have standalone value to the customer under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605-25 “Revenue Recognition—Multiple-Element Arrangements” (“ASC 605-25”) and Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition—Multiple-Deliverable Revenue” (“ASU No. 2009-13”). The Company allocates arrangement consideration to the deliverables based on the appropriate selling price using the hierarchy outlined in ASC 605-25, as amended by ASU No. 2009-13. The selling price used for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE is available. BESP is determined in a manner consistent with that used to establish the price to sell the deliverable on a standalone basis. Revenue is recognized for each unit of accounting based on the relevant authoritative literature for that deliverable.

Contingency-Adjusted Performance Model

Revenues recognized from research, development and licensing agreements (including milestone receipts) are recorded on the “contingency-adjusted performance model” which requires deferral of revenue until such time as contract milestone requirements have been met. Under this model, revenue related to each payment is recognized over the entire contract performance period, starting with the contract’s commencement, but not prior to earning and/or receiving the milestone amount (i.e., removal of any contingency). The amount of revenue recognized is based on the ratio of costs incurred to date to total estimated cost to be incurred. In certain circumstances, it may be appropriate to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. In order to recognize milestone consideration as revenue in the period in which the milestone is achieved, there needs to be “substantive” certainty that the milestone will be achieved, relate solely to past performance and the consideration needs to be commensurate with the Company’s performance. Factors the Company considers in determining whether a milestone is substantive at the inception of an arrangement include: whether substantive effort will be required to achieve the milestone; what labor, skill, and other costs will be incurred to achieve the milestone; how certain the achievement of the milestone is; whether a reasonable amount of time will elapse between any upfront payment and the first milestone as well as between each successive milestone; and, whether the milestone is nonrefundable or contains clawback provisions.

Provisions for SRAs

As is customary in the pharmaceutical industry, our gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Company recognizes gross revenue from the sale of products, an estimate of SRA is recorded, which reduces the gross product revenues. Accounts receivable and/or accrued liabilities are also reduced and/or increased by the SRA amount. These provisions are estimated based on historical payment experience, historical relationship of the deductions to gross product revenues, government regulations, estimated utilization or redemption rates, estimated customer inventory levels and current contract sales terms with direct and indirect customers. The estimation process used to determine our SRA provision has been applied on a consistent basis and no material revenue adjustments have been necessary to increase or decrease our reserves for SRA as a result of a significant change in underlying estimates. The Company uses a variety of methods to assess the adequacy of the SRA reserves to ensure that our financial statements are fairly stated. This includes periodic reviews of customer inventory data, customer contract programs and product pricing trends to analyze and validate the SRA reserves.

Chargebacks—A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid by our wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. The chargeback provision and related reserve varies with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventories. The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at contract prices. The Company validates the chargeback accrual quarterly through a review of the inventory reports obtained from our largest wholesale customers. This customer inventory information is used to verify the estimated liability for future chargeback claims based on historical chargeback and contract rates. These large wholesalers represent the vast majority of the recipients of the Company’s chargeback payments. We continually monitor current pricing trends and wholesaler inventory levels to ensure the liability for future chargebacks is fairly stated.

Rebates—Rebates include volume related incentives to direct and indirect customers, third party managed care and Medicare Part D rebates, Medicaid rebates and other government rebates. Rebates are accrued based on an estimate of claims to be paid for product sold into trade by the Company. Volume rebates are generally offered to customers as an incentive to use the Company’s products and to encourage greater product sales. These rebate programs include contracted rebates based on customers’ purchases made during an applicable monthly, quarterly or annual period. The provision for third party rebates is estimated based on our customers’ contracted rebate programs and the Company’s historical experience of rebates paid. Any significant changes to our customer rebate programs are considered in establishing the provision for rebates. The provisions for government rebates are based, in part, upon historical experience of claims submitted by the various states / authorities, contractual terms, as well as government regulations. We monitor legislative changes to determine what impact such legislation may have on our provision.

Cash Discounts—Cash discounts are provided to customers that pay within a specific period. The provision for cash discounts is estimated based upon invoice billings, utilizing historical customer payment experience. The Company’s experience of payment history is fairly consistent and most customer payments qualify for the cash discount. Accordingly, our reserve for cash discounts is readily determinable.

Returns and Other Allowances—The Company’s provision for returns and other allowances include returns, pricing adjustments, promotional allowances, loyalty cards and billback adjustments.

Consistent with industry practice, the Company maintains a returns policy that allows customers to return product for a credit. In accordance with the Company’s policy, credits for customer returns of products are applied against outstanding account activity or are settled in cash. Product exchanges are not permitted. Customer returns of product are generally not resalable. The Company’s estimate of the provision for returns is based upon historical experience and current trends of actual customer returns. Additionally, we consider other factors when estimating the current period returns provision, including levels of inventory in the distribution channel, as well as significant market changes which may impact future expected returns.

Pricing adjustments, which includes shelf stock adjustments, are credits issued to reflect price decreases in selling prices charged to the Company’s direct customers. Shelf stock adjustments are based upon the amount of product our customers have in their inventory at the time of an agreed-upon price reduction. The provision for shelf stock adjustments is based upon specific terms with the Company’s direct customers and includes estimates of existing customer inventory levels based upon their historical purchasing patterns. We regularly monitor all price changes to evaluate the Company’s reserve balances. The adequacy of these reserves is readily determinable as pricing adjustments and shelf stock adjustments are negotiated and settled on a customer-by-customer basis.

Promotional allowances are credits that are issued in connection with a product launch or as an incentive for customers to carry our product. The Company establishes a reserve for promotional allowances based upon contractual terms.

Billback adjustments are credits that are issued to certain customers who purchase directly from us as well as indirectly through a wholesaler. These credits are issued in the event there is a difference between the customer’s direct and indirect contract price. The provision for billbacks is estimated based upon historical purchasing patterns of qualified customers who purchase product directly from us and supplement their purchases indirectly through our wholesale customers.

Loyalty cards allow the end user patients a discount per prescription and is accrued based on historical experience, contract terms and the volume of product and cards in the distribution channel.

The following table summarizes the activity in the Company’s major categories of SRA ($ in millions):

	Chargebacks	Rebates	Returns and Other Allowances	Cash Discounts	Total
Balance at December 31, 2010	$100.8	$219.9	$89.3	$17.0	$427.0
Provision related to sales in 2011	1,308.1	1,113.2	306.6	120.5	2,848.4
Credits and payments	(1,248.0)	(844.1)	(273.9)	(102.6)	(2,468.6)

Balance at December 31, 2011	160.9	489.0	122.0	34.9	806.8

Add: Actavis Group Acquisition	94.3	359.4	171.4	9.7	634.8
Provision related to sales in 2012	1,522.4	1,484.4	485.5	155.2	3,647.5
Credits and payments	(1,566.1)	(1,482.0)	(429.4)	(162.9)	(3,640.4)

Balance at December 31, 2012	$211.5	$850.8	$349.5	$36.9	$1,448.7

Add: Warner Chilcott Acquistion	5.6	255.5	121.3	5.5	387.9
Less: Assets held for sale	—	(155.2)	(3.3)	(1.0)	(159.5)
Less: Actavis Acquisition adjustment	—	(31.0)	—	—	(31.0)
Provision related to sales in 2013	2,340.0	2,339.1	904.1	201.7	5,784.9
Credits and payments	(2,310.7)	(2,197.4)	(753.7)	(195.4)	(5,457.2)

Balance at December 31, 2013	$246.4	$1,061.8	$617.9	$47.7	$1,973.8

The following table summarizes the activity in gross-to-net revenues ($ in millions):

Year Ended December 31,	Gross Product Sales	Chargebacks	Rebates	Returns and Other Allowances	Cash Discounts	Net product sales
2011	$7,309.7	$1,308.1	$1,113.2	$306.6	$120.5	$4,461.3
2012	9,430.7	1,522.4	1,484.4	485.5	155.2	5,783.2
2013	14,276.7	2,340.0	2,339.1	904.1	201.7	8,491.8

Included in the tables above are accounts receivable deductions within SRA’s of $1,254.8 million and $814.3 million at December 31, 2013 and 2012, respectively. SRA balances in accounts receivable at December 31, 2013 increased $440.5 million compared to December 31, 2012. SRA’s within accounts payable and accrued expenses were $719.0 million and $634.4 million at December 31, 2013 and 2012, respectively, an increase of $84.6 million. The primary driver to the overall increase was the impact of the Warner Chilcott Acquisition ($387.9 million).

The provision for chargebacks as a percentage of gross product sales has decreased from 17.9% in 2011 to 16.1% in 2012 and 16.4% in 2013 primarily related to growth of international revenues as a result of the acquisitions of Specifar in 2011, and Ascent and Actavis in January and October 2012, respectively. The provision for rebates as a percentage of gross product sales has increased from 15.2% in 2011, to 15.7% in 2012 and to 16.4% in 2013 primarily related to the increase in commercial rebates of the branded business due in large part to the Warner Chilcott Acquisition and the growth of international revenues as a result of the acquisitions of Specifar in 2011 and Ascent and Actavis in January and October 2012, respectively. Returns and other allowances increased due to returns for new product launches and other allowances related to new product launches and customer and product mix. The increase in provision for cash discounts is due to the acquisitions of Specifar, Ascent, Actavis and Warner Chilcott.

The Company does not expect future payments of SRA to materially exceed our current estimates. However, if future SRA payments were to materially exceed our estimates, such adjustments may have a material adverse impact on our financial position, results of operations and cash flows.

Shipping and Handling Costs

The Company records shipping and handling costs in selling and marketing expenses. These expenses, which include the allocation of personnel costs associated with shipping and handling, were $153.0 million, $102.3 million and $72.9 million in the years ended December 2013, 2012 and 2011, respectively.

Litigation and Contingencies

The Company is involved in various legal proceedings in the normal course of its business, including product liability litigation, intellectual property litigation, employment litigation and other litigation. Additionally, the Company, in consultation with its counsel, assesses the need to record a liability for contingencies on a case-by-case basis in accordance with ASC Topic 450 “Contingencies” (“ASC 450”). Accruals are recorded when the Company determines that a loss related to a matter is both probable and reasonably estimable. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. Acquired contingencies in business combinations are recorded at fair value to the extent determinable, otherwise in accordance ASC 450.

Concentration

For the year ended December 31, 2013, the Company’s largest customer accounted for 11% of the Company’s net revenues. For each of the years ended December 2012 and 2011 the Company’s two largest customers accounted for 16% and 14% individually, of the Company’s net revenues. No other individual customers accounted for more than 10% of net revenues. The acquisitions of Warner Chilcott and Actavis, and the related change in the mix of global sales resulting from these acquisitions had the impact of lowering overall concentration risk for the Company.

The Company’s accounts receivable primarily arise from product sales in North America and Europe and primarily represent amounts due from wholesalers, distributors, drug store chains and service providers in the health care and pharmaceutical industries, public hospitals and other government entities. Approximately 55% and 53% of the gross accounts receivable balance are concentrated among the Company’s four largest customers as of December 31, 2013 and 2012, respectively. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential uncollectible accounts. Actual losses from uncollectible accounts have been minimal.

Outside of the U.S., concentrations of credit risk with respect to accounts receivable are limited due to the wide variety of customers and markets using the Company’s products, as well as their dispersion across many different geographic areas. The Company monitors economic conditions, including volatility associated with international economies, and related impacts on the relevant financial markets and its business, especially in light of sovereign credit issues. As of December 31, 2013, the Company’s value of gross accounts receivable and allowance for potential uncollectible accounts in Western Europe were reduced as a result of the announced intention in 2013 to hold for sale our Pharma’s commercial infrastructure in France, Italy, Spain, Portugal, Belgium, Germany and the Netherlands, including products, marketing authorizations and dossier license rights. The remaining exposure in Western Europe due to deteriorating credit and economic conditions resides within Greece. The Company continues to monitor these conditions, including the length of time that it takes to collect on its accounts receivable outstanding in Greece. The Company does not expect to have write-offs or adjustments to accounts receivable which would have a material adverse effect on its financial position, liquidity or results of operations.

Certain of the Company’s finished products and raw materials are obtained from single source suppliers. Although the Company seeks to identify more than one source for its various finished products and raw materials, loss of a single source supplier could have an adverse effect on the Company’s results of operations, financial condition and cash flows. Further, a second source supplier may not be able to produce the same volumes of inventory as the Company’s primary supplier. Third-party manufactured products accounted for approximately 29%, 55% and 49% of our Pharma segment product sales in the years ended December 31, 2013, 2012 and 2011, respectively, including products supplied under authorized generic arrangements.

R&D Activities

R&D activities are expensed as incurred and consist of self-funded R&D costs, the costs associated with work performed under collaborative R&D agreements, regulatory fees, and milestone payments, if any. R&D expenses include direct and allocated expenses. R&D expenses incurred under collaborative agreements were approximately $100.6 million, $74.2 million and $21.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities at the applicable tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company’s effective tax rate on future earnings.

Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first financial reporting period in which that threshold is no longer met. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits within the consolidated statements of income as income tax expense.

Comprehensive Income/(Loss)

Comprehensive income/(loss) includes all changes in equity during a period except those that resulted from investments by or distributions to the Company’s stockholders. Other comprehensive income /(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income / (loss), but excluded from net income/(loss) as these amounts are recorded directly as an adjustment to stockholders’ equity. The Company’s other comprehensive income / (loss) is comprised of unrealized gains / (losses) on certain holdings of publicly traded equity securities, investments in U.S. treasury and agency securities and actuarial gains/(losses), net of realized gains / (losses) included in net income, net of tax and foreign currency translation adjustments.

Employee Benefits

Defined Contribution Plans

The Company has a defined contribution plan that is a post-employment benefit plan under which the Company pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to the defined contribution plans are recognized as an employee benefit expense in the consolidated statement of operations in the periods during which the related services were rendered.

Defined Benefit Plans

The Company recognizes the overfunded or underfunded status of each of its defined benefit plans as an asset or liability on its consolidated balance sheets. The obligations are generally measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. The estimates of the obligation and related expense of these plans recorded in the financial statements are based on certain assumptions. The most significant assumptions relate to discount rate and expected return on plan assets. Other assumptions used may include employee demographic factors such as compensation rate increases, retirement patterns, expected employee turnover and participant mortality rates. The difference between these assumptions and actual experience results in the recognition of an asset or liability based upon a net actuarial (gain) / loss. If the total net actuarial (gain) / loss included in accumulated other comprehensive income / (loss) exceeds a threshold of 10% of the greater of the projected benefit obligation or the market related value of plan assets, it is subject to amortization and recorded as a component of net periodic pension cost over the average remaining service lives of the employees participating in the pension plan. Net periodic benefit costs are recognized in the consolidated statement of operations.

Share-based Compensation

The Company issues non-vested shares in the form of restricted stock and restricted stock units under its long-term equity incentives program. Non-vested shares granted to employees and directors are valued at the market price of the shares on the date of grant. Share-based compensation expense recognized during a period is based on the value of the portion of share-based awards that are expected to vest with employees. That is, share-based compensation expense is reduced for estimated future forfeitures. These estimates are revised in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation expense in the period in which the change in estimate occurs.

In connection with the Transactions, the Actavis Board of Directors modified the existing awards for its directors and executive officers during the second quarter of 2013 such that immediately prior to closing of the Warner Chilcott Acquisition, each stock option, share of restricted stock and restricted stock unit held became fully vested and exercisable and converted into a right to receive an Actavis plc ordinary share net of applicable tax withholding. The effect of the modification resulted in an increase of $38.3 million in stock compensation expense in the year ended December 31, 2013 (in addition to $3.0 million related to employer payroll taxes resulting from the one-time charge).

Restructuring Costs

The Company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. In accordance with existing benefit arrangements, employee severance costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period. Refer to “NOTE 18—Business Restructuring Charges” for more information.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606” (“ASU 2014-09”) and the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standards (“IFRS”) 15, “Revenue from Contracts with Customers.” The issuance of these documents completes the joint effort by the FASB and the IASB to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). ASU 2014-09 will supersede the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU 2014-09 also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts.” In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, “Property, Plant, and Equipment,” and intangible assets within the scope of Topic 350, “Intangibles—Goodwill and Other”) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is evaluating the impact, if any, this pronouncement will have on future financial positions and results of operations.

NOTE 4—Acquisitions and Other Agreements

Acquisition of Warner Chilcott

On October 1, 2013, Warner Chilcott plc, the Company’s direct parent, was acquired by Actavis plc as part of the Warner Chilcott Acquisition in a stock for stock transaction for a value, including the assumption of debt, of $9.2 billion. Warner Chilcott plc as a stand-alone entity was a leading specialty pharmaceutical company focused on the women’s healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. The Warner Chilcott Acquisition expands our presence in specialty brands. Warner Chilcott’s financial results included in this report do not include the financial results of Warner Chilcott as a stand-alone entity for any of the periods or at any of the dates presented prior to October 1, 2013. As a result of the transaction, Warner Chilcott Limited became an indirect wholly-owned subsidiary of Actavis plc.

Recognition and Measurement of Assets Acquired and Liabilities Assumed at Fair Value

The transaction has been accounted for using the acquisition method of accounting. This method requires that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. As of December 31, 2013, certain amounts relating to SRA reserves have not been finalized. The finalization of these matters may result in changes to goodwill and the Company expects to finalize such matters in 2014.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date:

(in millions)	Amount
Cash and cash equivalents	$172.1
Accounts receivable	305.6
Inventories	532.5
Other current assets	80.5
Property, plant and equipment	218.3
Other long-term assets	1.2
IPR&D intangible assets	1,708.0
Intangible assets	3,021.0
Goodwill	3,992.9
Current liabilities	(660.9)
Deferred tax liabilities, net	(40.6)
Other long-term liabilities	(96.3)
Outstanding indebtedness	(3,400.4)

Net assets acquired	$5,833.9

Consideration

The total consideration for the Warner Chilcott Acquisition of $5,833.9 million is comprised of the equity value of shares that were outstanding and vested prior to October 1, 2013 ($5,761.3 million) and the portion of outstanding equity awards deemed to have been earned as of October 1, 2013 ($72.6 million). The portion deemed not to have been earned ($77.4 million) as of October 1, 2013 will be expensed over the remaining future vesting period, including $45.4 million relating to Warner Chilcott restructuring charges recognized in the year ended December 31, 2013.

Inventories

The fair value of inventories acquired included a step-up in the value of inventories of $408.3 million. In the year ended December 31, 2013, the Company recognized $173.5 million as a component of cost of sales as the inventory acquired on October 1, 2013 was sold to the Company’s customers.

IPR&D and Intangible Assets

IPR&D intangible assets represent the value assigned to acquired R&D projects that, as of the acquisition date, had not established technological feasibility and had no alternative future use. The IPR&D intangible assets are capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, the Company will make a separate determination of the estimated useful life of the IPR&D intangible asset and the related amortization will be recorded as an expense over the estimated useful life (“IPR&D Acquisition Accounting”). Intangible assets represent CMPs and IPR&D and have an estimated weighted average useful life of 2.7 years.

The estimated fair value of the IPR&D and identifiable intangible assets was determined using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of those asset valuations include the estimated net cash flows for each year for each asset or product (including net revenues, cost of sales, R&D costs, selling and marketing costs and working capital/asset contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, the potential regulatory and commercial success risks, competitive trends impacting the asset and each cash flow stream as well as other factors (the “IPR&D and Intangible Asset Valuation Technique”). The discount rates used to arrive at the present value at the acquisition date of CMPs was 8.0% and for IPR&D ranged from 8.0% to 9.0%, to reflect the internal rate of return and incremental commercial uncertainty in the cash flow projections. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

The following table identifies the summarized amounts recognized and the weighted average useful lives of intangible assets:

(In millions)	Amounts Recognized as of Acquisition Date	Weighted Average Useful Lives (Years)
CMP:
Oral contraceptive franchise	$1,181.0	3.2
Mesalamine franchise	589.0	1.8
Estrace® Cream	397.0	2.1
Risedronate franchise	311.0	3.6
Doryx®	237.0	2.4
Enablex®	107.0	2.1
Other CMP products	199.0	3.9

Total CMP	3,021.0	2.7
IPR&D:
Mesalamine franchise	809.0
Oral Contraceptive segment	321.0
Estradiol	278.0
Urology segment	165.0
Other	135.0

Total IPR&D	1,708.0

Total identifiable intangible assets	$4,729.0

Goodwill

Among the primary reasons the Company acquired Warner Chilcott and factors that contributed to the preliminary recognition of goodwill were to expand the Company’s branded pharmaceuticals product portfolio, and to acquire certain benefits from the Warner Chilcott structure. The goodwill recognized from the Warner Chilcott Acquisition is not deductible for tax purposes. Goodwill from the Warner Chilcott Acquisition was assigned to the Pharma segment.

Deferred Tax Liabilities, net

Deferred tax liabilities, net, include the impact resulting from identifiable intangible assets and inventory fair value adjustments. These adjustments create excess book basis over the tax basis which is multiplied by the statutory tax rate for the jurisdiction in which the deferred taxes exist.

Unaudited Pro Forma Results of Operations

The following table presents the unaudited pro forma consolidated operating results for the Company, as though the Warner Chilcott Acquisition had occurred as of the beginning of the prior annual reporting period.

The unaudited pro forma results reflect certain adjustments related to past operating performance, acquisition costs and acquisition accounting adjustments, such as increased depreciation and amortization expense based on the fair valuation of assets acquired and the related tax effects. The pro forma results do not include any anticipated synergies which may be achievable subsequent to the acquisition date. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the combined company:

	Year Ended December 31,
(in millions; except per share amounts)	2013	2012
Net revenues	$10,468.2	$10,555.3
Net (loss) attributable to common shareholders	$(220.1)	$(445.4)

Divested Products

In order to obtain regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“Hart-Scott-Rodino”), as amended, in connection with the Warner Chilcott Acquisition, the Company was required to divest certain assets. On October 1, 2013, four generic pharmaceutical products were sold to Amneal Pharmaceuticals for consideration of $10.0 million, subject to certain refunds of purchase price provisions, which had a deminimis impact on the consolidated statement of operations. The divested products consisted of both commercial and development stage products in both oral contraceptive and osteoporosis treatment. Net sales of divested products were $2.5 million, $4.6 million and $0.7 million in the years ended December 31, 2013, 2012 and 2011, respectively.

Acquisition-Related Expenses

Included in general and administrative expenses for the year ended December 31, 2013 are restructuring charges of $124.7 million, including stock-based compensation ($45.4 million), and $28.1 million for acquisition and integration costs including advisory, legal and regulatory costs incurred in connection with the Warner Chilcott Acquisition. Additionally, the acceleration of directors and named executive officers unvested equity-based awards immediately prior to the Transactions resulted in $41.3 million of general and administrative expenses in the year ended December 31, 2013.

Acquisition of Medicines360

On June 11, 2013, the Company entered into an exclusive license agreement with Medicines360 to market, sell and distribute Medicines360’s LNG20 intrauterine device (“LNG 20”) in the U.S. and in Canada for a payment of approximately $52.3 million. According to the terms of the agreement, the Company is also required to pay Medicines360 certain regulatory and sales based milestone payments totaling up to $125.0 million plus royalties (the “Medicines360 Acquisition”). Medicines360 retained the rights to market the product in the U.S. public sector, including family planning clinics that provide services to low-income women. LNG20, originally developed by Uteron Pharma S.P.R.L. in Belgium (now a subsidiary of the Company), is designed to deliver 20 mcg of levonorgestrel per day for the indication of long-term contraception, and is currently in Phase III clinical trials in the United States. Pending FDA approval, the LNG20 product could be launched in the U.S. as early as 2014. The transaction has been accounted for using the acquisition method of accounting. This method requires that assets acquired and liabilities assumed in a business combination be recognized at their respective fair values as of the acquisition date. In connection with the acquisition, the Company recorded $191.7 million in IPR&D, $6.7 million in prepaid R&D and contingent consideration of $146.1 million.

Unaudited Pro Forma Results of Operations

Pro forma results of operations have not been presented because the effect of the Medicines360 Acquisition was not material.

Acquisition of Uteron Pharma, SA

On January 23, 2013, the Company completed the acquisition of Uteron Pharma, SA for approximately $142.0 million in cash, plus assumption of debt and other liabilities of $7.7 million and up to $155.0 million in potential future milestone payments (the “Uteron Acquisition”). The acquisition expanded the Company’s specialty brand pipeline of Women’s Health products including two potential near term commercial opportunities in contraception and infertility, and one oral contraceptive project projected to launch by 2018. Several additional products in earlier stages of development were also acquired in the Uteron Acquisition.

Recognition and Measurement of Assets Acquired and Liabilities Assumed at Fair Value

The transaction has been accounted for using the acquisition method of accounting. The following table summarizes the fair values of the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date:

(in millions)	Amount
Accounts receivable	$1.6
Other current assets	1.2
Property, plant & equipment	5.7
Other long-term assets	0.5
IPR&D intangible assets	250.0
Goodwill	26.4
Current liabilities, excluding current portion of debt	(8.0)
Long-term deferred tax and other tax liabilities	(82.5)
Contingent consideration	(43.4)
Debt	(5.2)
Other long-term liabilities	(4.3)

Net assets acquired	$142.0

IPR&D

The fair value of the IPR&D intangible assets as determined by IPR&D Acquisition Accounting was determined using the IPR&D and Intangible Asset Valuation Technique. The discount rate used to arrive at the present value of IPR&D intangible assets as of the acquisition date was 22% to reflect the internal rate of return and incremental commercial uncertainty in the cash flow projections. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

Contingent Consideration

Additional consideration is conditionally due to the seller upon the achievement of certain milestones in respect to the development and commercialization of the products as well as reaching certain sales targets. The Company estimated the fair value of the contingent consideration to be $43.4 million using a probability weighting approach that considered the possible outcomes based on assumptions related to the timing and probability of the product launch date, discount rates matched to the timing of first payment, and probability of success rates and discount adjustments on the related cash flows.

Long-Term Deferred Tax Liabilities and Other Tax Liabilities

Long-term deferred tax liabilities and other tax liabilities result from identifiable intangible assets fair value adjustments. These adjustments create excess book basis over the tax basis which is multiplied by the statutory tax rate for the jurisdiction in which the deferred taxes exist.

Unaudited Pro Forma Results of Operations

Pro forma results of operations have not been presented because the effect of the Uteron Acquisition was not material.

Acquisition of Actavis Group

On October 31, 2012, the Company completed the Actavis Group Acquisition. The Actavis Group was a privately held generic pharmaceutical company specializing in the development, manufacture and sale of generic pharmaceuticals. With the Actavis Group Acquisition, the Company significantly expanded its international market presence in established markets including Europe and MEAAP (defined below). In addition, the acquisition expanded the Company’s product portfolio and pipeline in modified release, solid oral dosage and transdermal products into semi-solids, liquids and injectables. Actavis Group results are included in the Pharma segment as of the acquisition date.

The Company funded the cash portion of the transaction through a combination of term loan borrowings and senior unsecured notes. For additional information, refer to “Note 13—Long-term Debt.”

Recognition and Measurement of Assets Acquired and Liabilities Assumed at Fair Value

The transaction has been accounted for using the acquisition method of accounting. The following table summarizes the final fair values of the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date:

(in millions)	Amount
Cash and cash equivalents	$110.5
Accounts receivable	527.9
Inventories	680.1
Other current assets	274.7
Property, plant and equipment	763.0
Other long-term assets	16.9
IPR&D intangible assets	272.9
Intangible assets	2,268.0
Goodwill	2,868.8
Current liabilities	(1,365.5)
Long-term deferred tax and other tax liabilities	(735.5)
Other long-term liabilities	(176.0)
Long-term debt	(14.1)
Noncontrolling interests	(21.9)

Net assets acquired	$5,469.8

Inventories

The fair value of inventories acquired included a step-up in the value of inventories of approximately $137.3 million. In the years ended December 31, 2013 and 2012, the Company recognized $93.5 million (which includes the U.S. dollar impact of foreign currency on EURO denominated inventory) and $44.1 million, respectively, as a component of cost of sales as the inventory acquired was sold to the Company’s customers.

IPR&D and Intangible Assets

The fair value of the IPR&D intangible assets as determined by IPR&D Acquisition Accounting and the fair value of intangible assets was determined using the IPR&D and Intangible Asset Valuation Technique. Intangible

assets represent product rights, trademarks, customer relationships and technology rights and have an estimated weighted average useful life of 10.8 years.

The discount rates used to arrive at the present value of product right intangible assets as of the acquisition date ranged from 8.8% to 11.5% to reflect the internal rate of return and incremental commercial uncertainty in the cash flow projections. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results. The following table identifies the summarized amounts recognized and the weighted average useful lives of intangible assets.

(In millions)	Amounts Recognized as of Acquisition Date	Weighted Average Useful Lives (Years)
CMPs
Top 6 Global CMP	$570.3	6.5
Americas	505.1	7.0
Europe
Western Europe, excluding U.K.	116.7	7.0
U.K.	103.7	6.9
Central Eastern Europe (“CEE”), excluding Russia	194.4	9.0
Russia	25.9	9.0

Total Europe	440.7	8.0
MEAAP
MEAAP, excluding Indonesia	155.6	8.0
Indonesia	25.9	8.0

Total MEAAP	181.5	8.0

Total CMP	1,697.6	7.2
IPR&D:
Americas	246.9
Europe
Western Europe, excluding U.K.	13.0
CEE, excluding Russia	13.0

Total Europe	26.0

Total IPR&D	272.9
Other finite lived intangible assets:
Trademarks	427.8	23.9
Customer relationships	103.7	15.0
Technology rights	38.9	15.0

Total Other finite lived intangible assets:	570.4	21.7

Total identifiable intangible assets	$2,540.9	10.8

Goodwill

Among the primary reasons the Company acquired the Actavis Group and factors that contributed to the preliminary recognition of goodwill were a strong commercial presence on an expanded global basis. In addition, the acquisition expanded the Company’s product portfolio and pipeline in modified release, solid oral dosage and transdermal products into semi-solids, liquids and injectables. The goodwill recognized from the Actavis Group Acquisition is not deductible for tax purposes. Goodwill from the Actavis Group Acquisition was assigned to the Pharma segment.

Contingent Consideration

At December 31, 2012, the Company estimated the Actavis Group earn-out to be 3.85 million shares. On March 28, 2013, based on further evaluation, the decision was made to award the remaining 1.65 million contingent shares. Accordingly, during the first quarter of 2013, the Company recorded expense of $150.3 million for contingent consideration as a result of the decision to award all remaining contingent shares.

Long-Term Deferred Tax Liabilities and Other Tax Liabilities

Long-term deferred tax liabilities and other tax liabilities result from identifiable intangible assets fair value adjustments. These adjustments create excess book basis over the tax basis which is multiplied by the statutory tax rate for the jurisdiction in which the deferred taxes exist.

Unaudited Pro Forma Results of Operations

The following table presents the unaudited pro forma consolidated operating results for the Company, as though the Actavis Group Acquisition had occurred as of the beginning of the prior annual reporting period. The unaudited pro forma results reflect certain adjustments related to past operating performance, acquisition costs and acquisition accounting adjustments, such as increased depreciation and amortization expense based on the fair valuation of assets acquired, the impact of acquisition financing in place at January 1, 2012 and the related tax effects. The pro forma results do not include any anticipated synergies which may be achievable subsequent to the acquisition date. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the combined company:

	Year Ended December 31,
(in millions; except per share amounts)	2012	2011
Net revenues	$8,082.7	$7,090.7
Net income / (loss) attributable to common shareholders	$111.6	$(429.4)

Divested Products

In order to obtain regulatory clearance under the Hart-Scott-Rodino, in connection with the Actavis Group Acquisition, the Company was required to divest certain assets. On October 31, 2012, a total of 22 generic pharmaceutical products owned by either Actavis Group or Watson Pharmaceuticals, Inc. were sold to Par Pharmaceuticals Companies, Inc. and Sandoz, Inc., which resulted in a gain of $24.0 million in the fourth quarter of 2012. The divested products consisted of both commercial and development stage products in a number of therapeutic categories where the two companies owned overlapping products. Watson Pharmaceuticals, Inc.’s net sales of divested products were $18.5 million and $7.3 million for the years ended December 31, 2012 and 2011, respectively. Actavis Group’s net sales of divested products were $60.8 million and $90.2 million for the years ended December 31, 2012 and 2011, respectively. The sale of the Actavis Group divested products did not have an impact on our net revenues as these amounts were not included in the results of operations of the Company for the respective periods. For the years ended December 31, 2012 and 2011, no one product accounted for more than one percent of the Company’s consolidated net revenues.

Measurement Period Adjustments

In connection with the Actavis Group Acquisition, the Company has notified the Centers for Medicare and Medicaid Services (“CMS”) that certain Medicaid price submissions require adjustment for the period 2007 through 2012. The Company is in the process of completing that resubmission. The Company has proposed to CMS that periods prior to 2007 not be recalculated and as a result no amounts have been estimated for those periods. The Company recorded a measurement period adjustment of $31.0 million to reduce the estimated liability originally recorded in the acquisition accounting in the third quarter of 2013. The amount was not considered material and therefore prior periods have not been revised.

Acquisition-Related Expenses

Included in general and administrative expenses for the years ended December 31, 2013 and 2012 is acquisition costs totaling $26.8 million and $73.5 million, respectively, for acquisition and integration costs including advisory, legal and regulatory costs incurred in connection with the Actavis Group Acquisition.

Acquisition of Ascent Pharmahealth Ltd.

On January 24, 2012, the Company acquired all of the outstanding equity of Ascent Pharmahealth Ltd. (“Ascent”) the Australian and Southeast Asian generic pharmaceutical business of Strides Arcolab Ltd. for AU$376.6 million, or approximately $392.6 million, including working capital adjustments (the “Ascent Acquisition”). As a result of the acquisition, the Company enhanced its commercial presence in Australia and gained selling and marketing capabilities in Southeast Asia. In Australia, Ascent markets generic, brands, OTC and dermatology and skin care products. In Southeast Asia, Ascent markets generic and OTC products. Ascent’s Southeast Asian business includes commercial operations in Singapore, Malaysia, Hong Kong, Vietnam and Thailand. Ascent operates a manufacturing facility in Singapore for generic products in Southeast Asian markets. Ascent’s results are included in the Pharma segment as of the acquisition date.

Recognition and Measurement of Assets Acquired and Liabilities Assumed at Fair Value

The transaction has been accounted for using the acquisition method of accounting. The following table summarizes the final fair values of the tangible and identifiable intangible assets acquired and liabilities assumed at acquisition date:

(in millions)	Amount
Cash and cash equivalents	$9.1
Accounts receivable	29.7
Inventories	27.2
Other current assets	3.3
Property, plant & equipment	4.4
Intangible assets	192.6
Goodwill	214.3
Current liabilities	(35.7)
Long-term deferred tax and other tax liabilities	(51.8)
Other long-term liabilities	(0.4)
Long-term debt	(0.1)

Net assets acquired	$392.6

Intangible Assets

Intangible assets represent product rights, contractual rights and trade names and have an estimated weighted average useful life of nine years. The estimated fair value of the identifiable intangible assets was determined using the IPR&D and Intangible Asset Valuation Technique. The discount rates used to arrive at the present value of product right intangible assets as of the acquisition date ranged from 7.5% to 10.0% to reflect the internal rate of return and incremental commercial uncertainty in the cash flow projections. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

Goodwill

Among the primary reasons the Company acquired Ascent and factors that contributed to the preliminary recognition of goodwill were a strong commercial presence in the Australian and Southeast Asian pharmaceutical markets, history of operating margins and profitability, opportunity to generate revenue as well as a platform to grow in additional Southeast Asian markets. The goodwill recognized from the Ascent Acquisition is not deductible for tax purposes. All goodwill from the Ascent acquisition was assigned to the Pharma segment.

Long-Term Deferred Tax Liabilities and Other Tax Liabilities

Long-term deferred tax liabilities and other tax liabilities result from identifiable intangible assets fair value adjustments. These adjustments create excess book basis over the tax basis which is multiplied by the statutory tax rate for the jurisdiction in which the deferred taxes exist.

Acquisition-Related Expenses

Included in general and administrative expenses for the year ended December 31, 2012 is acquisition costs totaling $5.0 million for advisory, legal and regulatory costs incurred in connection with the Ascent Acquisition.

Unaudited Pro Forma Results of Operations

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

Acquisition of Specifar

On May 25, 2011, the Company and each of the shareholders (together, the “Sellers”) of Paomar PLC (“Paomar”) entered into a stock purchase agreement pursuant to which the Company purchased all of the outstanding equity of Paomar for cash totaling €400.0 million, or approximately $561.7 million at closing, subject to a net of working capital adjustment of €1.5 million, or approximately $2.2 million, and certain contingent consideration (the “Specifar Acquisition”). Paomar is a company incorporated under the laws of Cyprus and owner of 100 percent of the shares of Specifar Commercial Industrial Pharmaceutical, Chemical and Construction Exploitations Societe Anonyme, a company organized under the laws of Greece. Specifar owns 100 percent of the shares of Alet Pharmaceuticals Industrial and Commercial Societe Anonyme (“Alet”). The contingent consideration due to the Specifar Acquisition (not to exceed an aggregate total of €40.0 million) is based on the gross profits on sales of the generic tablet version of Nexium® (esomeprazole) developed by Specifar during its first five years of sales in countries including major markets in Europe, Asia and Latin America, as well as in Canada. For additional information on the contingent payment, refer to “NOTE 20—Fair Value Measurements”.

Through the Specifar Acquisition, the Company gained a generic pharmaceuticals product development company that develops and out-licenses generic pharmaceutical products primarily in Europe. In addition, the acquisition enhanced the Company’s commercial presence in key European markets by providing a portfolio of products and provides a commercial presence in the branded-generic Greek pharmaceuticals market, including the Specifar and Alet brands of products. The Company funded the transaction using cash on hand and borrowings from the Company’s credit facility. Specifar results are included in the Pharma segment subsequent to the acquisition date.

Recognition and Measurement of Assets Acquired and Liabilities Assumed at Fair Value

The transaction has been accounted for using the acquisition method of accounting. The following table summarizes the final fair values of the tangible and identifiable intangible assets acquired and liabilities assumed at acquisition date:

(in millions)	Amount
Cash and cash equivalents	$0.6
Accounts receivable	20.6
Inventories	27.1
Other current assets	9.3
Property, plant & equipment	65.1
IPR&D intangible assets	164.3
Intangible assets	265.1
Goodwill	195.1
Other assets	5.6
Current liabilities	(28.4)
Long-term deferred tax and other tax liabilities	(94.6)
Long-term debt	(27.9)
Other long-term liabilities	(42.4)

Net assets acquired	$559.5

In June 2011, the Company paid and retired $28.8 million in long-term debt assumed in the Specifar Acquisition. During the year ended December 31, 2012, the Company recorded an impairment loss of $40.3 million related to a manufacturing facility located in Greece that was acquired as part of the Specifar Acquisition. The impairment for the Greece facility was due to a change in the intended use of the facility as a result of the Company’s decision during the third quarter of 2012 to discontinue further construction as a result of the Actavis Group Acquisition.

Inventories

The fair value of inventories acquired includes a step-up in the value of inventories of approximately $10.0 million, which was recognized as a component of cost of sales as the inventory acquired was sold to the Company’s customers during the year ended December 31, 2011.

IPR&D and Intangible Assets

The fair value of the IPR&D intangible assets as determined by IPR&D Acquisition Accounting and the fair value of intangible assets was determined using the IPR&D and Intangible Asset Valuation Technique. The discount rate used to arrive at the present value of IPR&D projects as of the acquisition date was approximately 17.0% to reflect the internal rate of return and incremental commercial uncertainty in the projections as the products have not yet received regulatory approval. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include development, legal and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

Intangible assets represent currently marketed products and have an estimated weighted average useful life of 7.0 years. IPR&D intangible assets represent products that were expected to be approved for marketing over the next few years.

During the year ended December 31, 2012, the Company recorded impairment charges of $117.8 million related to product rights and IPR&D acquired in connection with the Specifar Acquisition. The impairment relating to the intangible assets acquired in connection with the Specifar Acquisition related to esomeprazole product rights following the Company decision to discontinue selling the product as a result of products acquired in connection with the Actavis Group Acquisition ($16.8 million). In addition, the Company recorded a charge related to three products in development as a result of various factors occurring during the same period mainly related to delays in expected launch dates, competitive factors resulting in realization of lower pricing and incremental costs related to manufacturing efforts. These events led to revised estimates of the fair value of each IPR&D asset compared to the carrying values ($101.0 million).

Goodwill Allocation

Among the primary reasons the Company entered into the Specifar Acquisition and factors that contributed to a purchase price allocation resulting in the recognition of goodwill were a history of operating margins and profitability, a strong R&D organization and the ability to expand the Company’s commercial footprint on a global basis, which will enable it to expand its product offerings. The goodwill recognized from the Specifar Acquisition is not deductible for tax purposes. All goodwill from the Specifar Acquisition was assigned to the Pharma segment.

Contingent Consideration

The Company’s purchase price allocation determined the fair value of the contingent consideration obligation to be $35.5 million based on a probability-weighted income approach derived from revenue estimates and post-tax gross profit levels and a probability assessment with respect to the likelihood of achieving the various earn-out criteria. During the year ended December 31, 2012, the Company recorded fair value adjustments resulting in a gain of $27.5 million based on forecasted esomeprazole profits. As of December 31, 2013, all contingent consideration has been settled.

Long-Term Deferred Tax Liabilities and Other Tax Liabilities

Long-term deferred tax liabilities and other tax liabilities result from purchase accounting adjustments for the inventory fair value step-up and identifiable IPR&D and intangible assets fair value adjustments. These adjustments create excess book basis over the tax basis which is multiplied by the statutory tax rate for the jurisdiction in which the deferred taxes exist.

Acquisition-Related Expenses

Included in general and administrative expenses for the year ended December 31, 2011 is acquisition costs totaling $6.5 million for advisory, legal and regulatory costs incurred in connection with the Specifar Acquisition.

Other Agreements

Actavis (Foshan) Pharmaceuticals Co., Ltd. Assets Held for Sale

During the year ended December 31, 2013, the Company held its Chinese subsidiary, Actavis (Foshan) Pharmaceuticals Co., Ltd. (“Foshan”), for sale. On January 24, 2014, the Company completed an agreement with Zhejiang Chiral Medicine Chemicals Co., Ltd to acquire its interest in Foshan (the “Foshan Sale”). The Company intends to continue further commercial operations in China in collaboration with our preferred business partners. As a result of the transaction, the Company recognized an impairment on the net assets held for sale of $8.4 million in the year ended December 31, 2013.

Western European Assets Held for Sale

During the year ended December 31, 2013, the Company held for sale our Actavis’ Pharma commercial infrastructure in France, Italy, Spain, Portugal, Belgium, Germany and the Netherlands, including products, marketing authorizations and dossier license rights. The Company believes that the potential divestiture allows the Company to focus on faster growth markets including Central and Eastern Europe, and other emerging markets which we believe will enhance our long-term strategic objectives. On January 17, 2014, we announced our intention to enter into an agreement with Aurobindo Pharma Limited to sell these businesses. The transaction is conditional on certain antitrust approvals and completion of employee consultation processes, which is anticipated in the year ending December 31, 2014. As a result of the transaction, the Company recognized an impairment on the net assets held for sale of $34.3 million in the year ended December 31, 2013.

The following represents the global net assets held for sale:

As of December 31, 2013
Cash and cash equivalents	$37.0
Accounts receivable, net	94.2
Inventories, net	122.9
Prepaid expenses and other current assets	59.6
Impairment on the assets held for sale	(42.7)

Total assets held for sale	$271.0

Accounts payable and accrued expenses	$246.6

Total liabilities held for sale	$246.6

Net assets held for sale	$24.4

Amendment to Sanofi Collaboration Agreement

On October 28, 2013, Warner Chilcott Company, LLC (“WCCL”), our indirect wholly-owned subsidiary, and Sanofi- Aventis U.S. LLC (“Sanofi”) entered into an amendment (the “Sanofi Amendment”) to the global collaboration agreement as amended (the “Collaboration Agreement”) to which WCCL and Sanofi are parties. WCCL and Sanofi co-develop and market Actonel® and Atelvia® (risedronate sodium) on a global basis, excluding Japan.

Pursuant to the Sanofi Amendment, the parties amended the Collaboration Agreement with respect to Actonel® and Atelvia® in the U.S. and Puerto Rico (the “Exclusive Territory”) to provide that, in exchange for the payment of a lump sum of $125.0 million by WCCL to Sanofi in the year ended December 31, 2013, WCCL’s obligations with respect to the global reimbursement payment, which represented a percentage of our net sales as defined, as it relates to the Exclusive Territory for the year ended December 31, 2014, shall be satisfied in full. The Sanofi Amendment did not and does not apply to or affect the parties’ respective rights and obligations under the Collaboration Agreement with respect to (i) the remainder of 2013 or (ii) territories outside the Exclusive Territory. The $125.0 million was recorded as an intangible asset during the year ended December 31, 2013, which will be amortized over the course of the year ending December 31, 2014.

Endo Pharmaceuticals Inc.

The Company entered into an agreement with Endo Pharmaceuticals Inc. (“Endo”) and Teikoku Seiyaku Co., Ltd to settle all outstanding patent litigation related to the Company’s generic version of Lidoderm®. Per the terms of the agreement, on September 15, 2013, the Company launched its generic version of Lidoderm® (lidocaine topical patch 5%) to customers in the U.S. more than two years before the product’s patents expire.

Under applicable Hatch Waxman rules, the Company believes it is entitled to 180 days of marketing exclusivity. Lidoderm® is a local anesthetic indicated to relieve post-shingles pain. Additionally, under the terms of the agreement, the Company has received and distributed branded Lidoderm® prior to the launch of the generic version of Lidoderm®.

Palau Pharma, S.A.

On August 1, 2013, the Company entered into a purchase agreement with Palau Pharma S.A. (“Palau”) to acquire worldwide product rights to develop and commercialize albaconazole for the treatment of candidiasis. The Company simultaneously entered into a manufacturing and supply agreement with Palau for the supply of clinical and commercial quantities of the products. In connection with the execution of the agreements, the Company paid an upfront non-refundable payment of €10.0 million, or $13.4 million to Palau, which was recorded as R&D expense in the year ended December 31, 2013. The agreement also provides for certain future milestone payments up to €18.0 million in aggregate upon the successful completion of Phase III trials of the products, and regulatory approvals.

Metronidazole 1.3% Vaginal Gel and Zovirax Ointment and Cream

On May 1, 2013, the Company entered into an agreement to acquire the worldwide rights to Valeant Pharmaceuticals International, Inc. (“Valeant”) metronidazole 1.3% vaginal gel antibiotic development product, a topical antibiotic for the treatment of bacterial vaginosis. Under the terms of the agreement, the Company will acquire the product upon FDA approval for approximately $57.0 million which includes upfront ($1.0 million) and certain milestone payments ($11.0 million), and guaranteed royalties for the first three years of commercialization. Upon FDA approval or receipt of product launch quantity, the Company will account for this transaction using the acquisition method of accounting. In the event of generic competition on metronidazole 1.3% and should the Company choose to launch an authorized generic product, the Company would share the gross profits of the authorized generic with Valeant.

On April 5, 2013, the Company and Valeant entered into an agreement for the Company to be the exclusive marketer and distributor of the authorized generic version of Valeant’s Zovirax® ointment (acyclovir 5%) product. Under the terms of the agreement, Valeant will supply the Company with a generic version of Valeant’s Zovirax® ointment product and the Company will market and distribute the product in the U.S. Additionally, Valeant granted the Company the exclusive right to co-promote Zovirax® cream (acyclovir 5%) to obstetricians and gynecologists in the U.S. and the Company granted Valeant the exclusive right to co-promote Actavis’ Cordran® Tape (flurandrenolide) product in the U.S. Under terms of the agreement related to the co-promotion of Zovirax® cream, the Company will utilize its existing sales and marketing structure to promote the product and will receive a co-promotion fee from sales generated by prescriptions written by its defined targeted physician group. The fees earned by the Company under the Zovirax cream co-promotion arrangement will be recognized in other revenues in the period earned. Under the terms of the Cordran® Tape co-promotion agreement, Valeant will utilize its existing Dermatology sales and marketing structure to promote the product, and will receive a co-promotion fee on sales. The fees paid by the Company under the Cordran Tape arrangement will be recognized in the period incurred as selling and marketing expenses.

Sale of Equity Interest in Moksha8 Pharmaceuticals, Inc.

On October 22, 2012, we sold our investment in Moksha8 Pharmaceuticals, Inc. (“Moksha8”) for $46.6 million (the “Moksha8 Sale”). Simultaneously, we expanded our ongoing sales and marketing collaboration with Moksha8 by granting a license to Moksha8 for five new branded generic products to be developed for the Brazilian and Mexican markets in exchange for defined milestones and sales royalties. We retained generic marketing rights in each market for all products licensed to Moksha8. As a result of the sale, the Company recorded a gain of $28.8 million in other income (expense) in the year ended December 31, 2012. During the year ended December 31, 2013, the Company terminated the agreement with Moksha8 resulting in a loss of $4.0 million.

Rugby OTC Business

On October 29, 2012, the Company sold our Rugby Group, Inc. (“Rugby”) OTC pharmaceutical products and trademarks to The Harvard Drug Group, L.L.C. (“Harvard”) for $116.6 million (the “Rugby Sale”). Under the terms of the agreement, Harvard acquired the Rugby trademark and all rights to market, sell and distribute OTC products and nicotine gum products sold under the trademark. We retained all rights to manufacture, sell and distribute all store-branded OTC and nicotine gum products, as well as other non-Rugby OTC products in our portfolio. We retained ownership of our nicotine gum Abbreviated New Drug Applications (“ANDAs”), as well as nicotine gum manufacturing facilities. Also, as part of the transaction, we entered into a supply and license agreement with Harvard under which we manufacture and supply nicotine gum products sold under the Rugby and Major labels. Major is Harvard’s existing private label brand. In connection with the sale of the Rugby assets, the Company recorded a gain of $88.7 million in other income (expense) in the year ended December 31, 2012.

Other Business Development

The Company’s two most significant products in 2012 were the authorized generic version of Concerta® (methylphenidate ER) and Lipitor® (atorvastatin), which on a combined basis comprised approximately 25% of the Company’s Pharma revenues. These products were sold pursuant to exclusive marketing arrangements.

In November 2010, the Company entered into an exclusive agreement with Ortho-McNeil-Janssen Pharmaceuticals, Inc. (“OMJPI”) to market the authorized generic version of Concerta® (methylphenidate ER). Under the terms of the agreement, OMJPI supplies the Company with product. The Company launched its authorized generic of Concerta® on May 1, 2011.

Under the terms of its agreement with OMJPI, the Company pays a royalty to OMJPI based on the gross profit of product revenues as defined in the agreement. During 2012, the royalty payable to OMJPI ranged from 50% to 55% of sales. In 2013, the Company’s royalty payable on sales of methylphenidate ER declined to 30% when a third party competitor launched a competing bioequivalent product. The change in royalty was a one-time event and was applied on a strength-by-strength basis following the launch of the first third-party generic competitor. This royalty includes the cost of the product supplied by OMJPI. The agreement with OMJPI expires on December 31, 2014 and is subject to normal and customary early termination provisions. The agreement with OMJPI has been accounted for as a distribution arrangement. Accordingly, the Company has recorded the net sales of the authorized generic product in the period earned and reflected the cost of product sold and the royalty payments to OMJPI in costs of goods sold in the period incurred.

During 2011 and 2012, Atorvastatin was sold pursuant to an exclusive agreement with Pfizer, Inc. (“Pfizer”). The Company launched its authorized generic of Lipitor® on November 30, 2011. Due to the significant decline in the market for this product, the Company agreed to terminate this agreement effective January 1, 2013. In exchange, the Company is entitled to receive a royalty on future sales of the product by Pfizer through 2015.

Biosimilars Collaborations

On December 19, 2011, the Company entered into a collaboration agreement with Amgen, Inc. (“Amgen”) to develop and commercialize, on a worldwide basis, several oncology antibody biosimilar medicines (the “Amgen Collaboration Agreement”). Under the terms of the agreement, Amgen assumed primary responsibility for developing, manufacturing and initially commercializing the oncology antibody products. The Company agreed to contribute up to $400.0 million in co-development costs over the course of development, including the provision of development support, and will share product development risks. As of December 31, 2013, the Company has outstanding commitments of up to $312.4 million under the agreement. In addition, the Company will contribute its significant expertise in the commercialization and marketing of products in highly competitive specialty and generic markets, including helping effectively manage the lifecycle of the biosimilar products. The collaboration products are expected to be sold under a joint Amgen/Actavis label. The Company will initially receive royalties and sales milestones from product revenues. The collaboration will not pursue biosimilars of Amgen’s proprietary products.

On July 13, 2012, the Company entered into a global license agreement with Synthon, obtaining an exclusive license to its trastuzumab molecule, which is being developed as a biosimilar to Herceptin®. The Company subsequently assigned the agreement to Amgen, and contributed the product to the Company’s biosimilars collaboration with Amgen. Under the terms of the Synthon agreement, Amgen and the Company will assume all responsibility for worldwide development and commercialization of biosimilar trastuzumab, including Phase III clinical trials and global manufacturing. The agreement entitles Synthon to an initial payment and the opportunity to receive a milestone payment and royalties on net sales. Synthon will also receive compensation for transitional support activities provided under the agreement.

NOTE 5—Share-Based Compensation

The Company recognizes compensation expense for all share-based compensation awards made to employees and directors based on the fair value of the awards on the date of grant. A summary of the Company’s share-based compensation plans is presented below.

Equity Award Plans

Actavis plc, the Company’s parent, has adopted several equity award plans, all of which have been approved by the Actavis plc shareholders, which authorize the granting of options, restricted shares, restricted stock units and other forms of equity awards of the Company’s parent ordinary shares, subject to certain conditions. Effective October 1, 2013, the Company recognizes the applicable expense for the employees receiving the award, while Actavis plc recognizes the equity issuance. At December 31, 2013, Actavis plc had reserved 10.2 million of its ordinary shares for issuance of share-based compensation awards under their equity award plans, which includes 1.3 million shares reserved under the Warner Chilcott plan.

Option award plans require options to be granted at the fair value of the shares underlying the options at the date of the grant and generally become exercisable over periods ranging from three to five years. Each option granted expires ten years from the date of grant. During the year ended December 31, 2013, the Company’s parent issued 225,000 stock options with an aggregate fair value of $4.9 million. The grant date fair value of options is based on a Black-Scholes grant date fair value of $21.63 per share. There were no option grants during the years ended December 31, 2012 and 2011. The Compensation Committee of the Board of Directors of the Company’s parent authorized and issued restricted stock and restricted stock units to the Company’s employees, including its executive officers and certain non-employee directors (the “Participants”) under the Company’s equity compensation plans. Restricted stock awards are grants that entitle the holder to shares of Ordinary Shares of the Company’s parent, subject to certain terms. Restricted stock unit awards are grants that entitle the holder the right to receive an Ordinary Share of the Company’s parent, subject to certain terms. Restricted stock and restricted stock unit awards (both time-based vesting and performance-based vesting) generally have restrictions eliminated over a one to four year vesting period. Restrictions generally lapse for non-employee directors after one year. Certain restricted stock units are performance-based awards issued at a target number with the actual number of restricted shares issued ranging based on achievement of the performance criteria.

During the year-ended December 31, 2013, the Company incurred $45.4 million of stock-based compensation relating to the Warner Chilcott Acquisition. These costs included the immediate vesting of outstanding equity for certain employees on October 1, 2013, as well as the recognition of compensation over the remaining vesting period for severed employees.

Fair Value Assumptions

The Company has granted equity-based incentives to its employees comprised of restricted stock and restricted stock units. All restricted stock and restricted stock units (whether time-based vesting or performance-based vesting), are granted and expensed, using the closing market price per share on the applicable grant date, over the applicable vesting period. Non-qualified options to purchase ordinary shares were granted to employees at exercise prices per share equal to the closing market price per share on the date of grant. The fair value of non-qualified options was determined on the applicable grant dates using the Black-Scholes method of valuation and that amount was recognized as an expense over the four year vesting period.

Share-Based Compensation Expense

Share-based compensation expense recognized in the Company’s results of operations for the years ended December 31, 2013, 2012 and 2011 was $133.6 million (including $1.5 million of non-equity settled awards), $48.8 million (including $0.7 million of non-equity settled awards) and $39.8 million, respectively (related tax benefits were $44.4 million, $17.7 million and $14.4 million, respectively). Unrecognized future stock-based compensation expense was $75.3 million as of December 31, 2013. This amount will be recognized as an expense over a remaining weighted average period of 1.9 years. Stock-based compensation is being amortized and charged to operations over the same period as the restrictions are eliminated for the Participants, which is generally on a straight-line basis.

Share Activity

The following is a summary of equity award activity for unvested restricted stock and stock units of Actavis plc in the period from December 31, 2012 through December 31, 2013:

(in millions, except per share data)	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Grant Date Fair Value
Restricted shares outstanding at December 31, 2012	2.6	$52.88	1.4	$137.5
Assumed in the Warner Chilcott Acquisition	0.4	144.00		57.6
Granted	0.9	84.48		76.0
Vested	(1.8)	(58.71)		(105.7)
Cancelled	(0.2)	(66.06)		(13.2)

Restricted shares outstanding at December 31, 2013	1.9	$80.12	1.4	$152.2

The following is a summary of equity award activity for non-qualified options to purchase ordinary shares of Actavis plc in the period from December 31, 2012 through December 31, 2013:

(in millions, except per share data)	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2012	1.1	$31.50
Assumed in the Warner Chilcott Acquisition	0.2	63.11
Granted	0.2	86.86
Exercised	(1.0)	44.78
Cancelled	(0.1)	39.72

Outstanding, December 31, 2013	0.4	$43.50	3.4	$54.5

Vested and expected to vest at December 31, 2013	0.4	$40.35	3.1	$52.5

In addition to the awards discussed above, the Company also grants deminimis awards to be settled in cash due to local statutory requirements.

NOTE 6—Pension and Other Postretirement Benefit Plans

Employee Benefit Plan Obligations

As part of the Warner Chilcott Acquisition, on October 1, 2013, the Company assumed defined benefit pension plans (the “WC Plan”) covering certain employees in Western Europe. In connection with the Actavis Group Acquisition on October 31, 2012, the Company assumed all of the Actavis Group’s defined benefit obligations and assets for its qualified and non-qualified pension plans and postretirement plans. Prior to these acquisitions the Company did not have any material defined benefit plans. Retirement benefits are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances.

Net periodic benefit cost of the defined benefit plans was deminimis in the year ended December 31, 2012. The net periodic benefit cost of the defined benefit plans for the year ended December 31, 2013 was as follows:

Defined Benefit Year Ended December 31,
2013(1)
Service cost	$7.0
Interest cost	6.0
Other investments	(1.3)
Expected return on plan assets	(4.8)
Settlement loss	0.2

Net periodic benefit cost	$7.1

(1)	Includes net periodic benefit cost from the WC Plan following the Warner Chilcott Acquisition on October 1, 2013.

Obligations and Funded Status

Employee benefit plans are an exception to the recognition and fair value measurement principles in business combinations. Employee benefit plan obligations are recognized and measured in accordance with the existing authoritative literature for accounting for benefit plans rather than at fair value. Accordingly, the Company remeasured the benefit plans acquired as part of its acquisitions and recognized an asset or liability for the funded status of these plans as of the respective acquisition dates.

Benefit obligation and asset data for the defined benefit plans, were as follows:

	Year Ended December 31,
(in millions)	2013(2)	2012(1)
Change in Plan Assets
Fair value of plan assets at beginning of year	$67.2	$66.5
Fair value of plan assets assumed in the Warner Chilcott Acquisition	79.1	—
Other acquisition related activity	18.2	—
Reclassification to assets held for sale	(4.9)	—
Other contributions	1.9	—
Actuarial gain	4.5	—
Employer contribution	8.4	—
Return on plan assets	7.1	0.5
Benefits paid	(4.4)	(0.2)
Effects of exchange rate changes	2.2	0.4

Fair value of plan assets at end of year	$179.3	$67.2

Change in Benefit Obligation
Benefit obligation at beginning of year	$90.9	$89.9
Benefit obligation assumed in the Warner Chilcott Acquisition	97.5	—
Reclassification to assets held for sale	(10.4)	—
Other acquisition related activity	40.6	—
Contributions	2.0	—
Service cost	7.0	—
Interest cost	6.0	0.6
Actuarial (gain)	(1.1)	—
Benefit paid	(5.5)	(0.2)
Effects of exchange rate changes	4.2	0.6

Benefit obligation at end of year	$231.2	$90.9

Funded status at end of year	$(51.9)	$(23.7)

(1)	The year ended December 31, 2012 represents the period from October 31, 2012 to December 31, 2012.
(2)	The year ended December 31, 2013 includes benefit obligation and asset data from the WC Plan following the Warner Chilcott Acquisition on October 1, 2013.

The following table outlines the funded actuarial amounts recognized:

	As of December 31,
(in millions)	2013	2012
Current liabilities	$(0.1)	$(3.5)
Noncurrent liabilities	(51.8)	(20.2)

	$(51.9)	$(23.7)

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the United States. In certain countries, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, benefit payments are typically paid directly by the Company as they become due.

Plan Assets

Companies are required to use a fair value hierarchy as defined in ASC Topic 820 “Fair Value Measurement,” (“ASC 820”) which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs used to measure fair value with Level 1 having the highest priority and Level 3 having the lowest:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity. The Level 3 assets are those whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with significant unobservable inputs, as well as instruments for which the determination of fair value requires significant judgment or estimation.

If the inputs used to measure the financial assets fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The fair values of the Company’s pension plan assets at December 31, 2013 by asset category are as follows:

(in millions)	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Investment funds
U.S. large cap equities	$—	$—	$—	$—
Non-U.S. developed markets equities	70.3	—	—	70.3
Fixed income obligations	83.6	—	—	83.6
Other investments
Other	—	25.4	—	25.4

Total Assets	$153.9	$25.4	$—	$179.3

The fair values of the Company’s pension plan assets at December 31, 2012 by asset category are as follows:

(in millions)	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Investment funds
U.S. large cap equities	$5.4	$—	$—	$5.4
Non-U.S. developed markets equities	28.2	—	—	28.2
Corporate obligations	27.8	—	—	27.8
Other investments
Other	5.8	—	—	5.8

Total Assets	$67.2	$—	$—	$67.2

The assets of the pension plan are held in separately administered trusts. The investment guidelines for the Company’s pension plans is to create an asset allocation that is expected to deliver a rate of return sufficient to meet the long-term obligation of the plan, given an acceptable level of risk. The target investment portfolio of the Company’s pension plans is allocated as follows:

	Actual Asset Allocations As of December 31,
	2013(1)	2012
Bonds	47%	40%
Equity securities	39%	50%
Other investments	14%	10%

(1)	Includes the asset allocation of the WC Plan following the Warner Chilcott Acquisition on October 1, 2013.

Expected Contributions

Employer contributions to the pension plan during the year ending December 31, 2014 are expected to be $10.0 million.

Expected Benefit Payments

Total expected benefit payments for the Company’s pension plans are as follows (in millions):

2014	$7.4
2015	6.8
2016	7.1
2017	8.1
2018	8.5
Thereafter	193.3

Total Liability	$231.2

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service. The majority of the payments will be paid from plan assets and not Company assets.

Amounts Recognized in Other Comprehensive Income (Loss)

Net loss amounts reflect experience differentials primarily relating to differences between expected and actual returns on plan assets as well as the effects of changes in actuarial assumptions. Net loss amounts in excess of certain thresholds are amortized into net pension cost over the average remaining service life of employees. Balances recognized within accumulated other comprehensive income (loss) that have not been recognized as components of net periodic benefit costs are as follows (in million):

Defined Benefit
Balance as of December 31, 2012	$—
Net actuarial loss(1)	5.6

Balance as of December 31, 2013	$5.6

(1)	Includes net accrual loss associated with the WC Plan following the Warner Chilcott Acquisition on October 1, 2013.

The Company does not expect to amortize amounts from accumulated other comprehensive income to net periodic benefit costs during 2014.

Information for defined benefit plans with an accumulated benefit obligation in excess of plan assets is presented below (in millions):

	Defined Benefit As of December 31,
	2013	2012
Projected benefit obligations	$231.2	$90.9
Accumulated benefit obligations	$214.4	$90.9
Plan assets	$179.3	$67.2

Actuarial Assumptions

The weighted average assumptions used to calculate the projected benefit obligations of the Company’s defined benefit plans are as follows:

	As of December 31,
	2013	2012
Discount rate	3.9%	4.5%
Salary growth rate	3.8%	4.6%

The weighted average assumptions used to calculate the net periodic benefit cost of the Company’s defined benefit plans are as follows:

	As of December 31,
	2013	2012
Discount rate	3.8%	4.5%
Expected rate of return on plan assets	3.3%	5.1%
Salary growth rate	2.5%	4.6%

In order to select a discount rate for purposes of valuing the plan obligations the Company uses returns of long-term investment grade bonds and adjusts them as needed to fit the estimated duration of the plan liabilities.

The expected rate of return represents the average rate of return to be earned on plan assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, long-term historical returns data are considered as well as actual returns on the plan assets and other capital markets experience. Using this reference information, the long-term return expectations for each asset category and a weighted average expected return was developed, according to the allocation among those investment categories.

Savings Plans

The Company also maintains certain defined contribution savings plans covering substantially all U.S.-based employees. The Company contributes to the plans based upon the employee contributions. The Company’s contributions to these retirement plans were $46.9 million, $25.8 million and $15.7 million in the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 7—Other Income (Expense)

Other income (expense) consisted of the following (in millions):

	Years Ended December 31,
	2013	2012	2011
Gain on sale of products	$4.3	$88.7	$—
Gain on sale of investments	—	28.8	0.8
Gain on sale of divested products	—	24.0	—
Gain on sale of business	2.3	—	—
Loss on extinguishment of debt	(18.5)	—	—
Loss on foreign exchange derivative	—	(70.4)	—
Bridge loan expenses	—	(37.1)	—
Earnings (losses) on equity method investments	6.0	1.3	(4.5)
Other income	26.3	3.2	3.2

Other income (expense)	$20.4	$38.5	$(0.5)

Gain on Sale of Products

As a result of the sale of select rights to Taro Pharmaceuticals North America, Inc., we recorded a gain of $4.3 million in other income (expense), in the year ended December 31, 2013. As a result of the Rugby Sale, the Company recorded a gain of $88.7 million in other income (expense), in the year ended December 31, 2012.

Gain on Sale of Investments

As a result of the Moksha8 Sale, the Company recorded a gain of $28.8 million in other income (expense) in the year ended December 31, 2012.

Gain on Sale of Divested Products

In order to obtain regulatory clearance under Hart-Scott-Rodino, in connection with the Warner Chilcott Acquisition, we were required to divest certain assets. On October 1, 2013, four generic pharmaceutical products were sold to Amneal Pharmaceuticals for consideration of $10.0 million, subject to certain refunds of purchase price provisions, which resulted in a deminimis impact on net income. The divested products consisted of both commercial and development stage products in both oral contraceptive and osteoporosis treatment. Net sales of divested products were $2.5 million, $4.6 million and $0.7 million for the years ended December 31, 2013, 2012 and 2011, respectively.

In order to obtain regulatory approval under Hart-Scott-Rodino, in connection with the Actavis Group Acquisition, the Company was required to divest certain assets. On October 31, 2012, a total of 22 generic pharmaceutical products owned by either Actavis Group or Watson Pharmaceuticals, Inc. were sold to Par Pharmaceuticals Companies, Inc. and Sandoz, Inc., which resulted in a gain of $24.0 million in the year ended December 31, 2012. The divested products consisted of both commercial and development stage products in a number of therapeutic categories where the two companies owned overlapping products. Watson Pharmaceuticals, Inc.’s net sales of divested products were $18.5 million and $7.3 million for the years ended December 31, 2012 and 2011, respectively. Actavis Group’s net sales of divested products were $60.8 million and $90.2 million for the years ended December 31, 2012 and 2011, respectively. The sale of the Actavis Group divested products did not have an impact on our net revenues as these amounts were not included in the results of operations of the Company for the respective periods. For the years ended December 31, 2012 and 2011, no one product accounted for more than one percent of the Company’s consolidated net revenues. For additional information refer to “NOTE—4 “Acquisitions and Other Agreements.”

Gain on Sale of Business

On November 27, 2013, the Company sold its Changzhou Watson Pharmaceuticals Co., Ltd (“Changzhou”) business to Great Harmony Enterprises Limited, a Hong Kong Company. As a result of the sale, we recorded a gain of $2.3 million in other income (expense) in the year ended December 31, 2013.

Loss on Extinguishment of Debt

As a result of the extinguishment of our $450.0 million senior secured notes (Refer to “Note 13—Long Term Debt”), the Company recorded a loss of $17.1 million in other income (expense) in the year ended December 31, 2013. In addition, the Company incurred a $1.5 million non-cash write-off of deferred loan costs in connection with the optional prepayment of term loan indebtedness.

Loss on Foreign Exchange Derivative

Included in the year ended December 31, 2012 is approximately $70.4 million of realized losses for the derivative instruments entered into in order to mitigate the exposure resulting from movements of the U.S. dollar against the Euro in connection with the Actavis Group Acquisition.

Bridge Loan Expenses

Included in the year ended December 31, 2012 is approximately $37.1 million for the expenses of the bridge loan entered into to fund the Actavis Group Acquisition.

Other Income (loss)

Other income for the year ended December 31, 2013 includes a gain from the release of funds held in an escrow account established in connection with the Arrow Acquisition ($15.0 million), a gain on foreign currency derivative transactions ($14.1 million), and a gain on the sale of securities ($1.1 million), offset in part by the release of an indemnification receivable established in connection with an acquisition ($8.8 million).

Included in other income for the year ended December 31, 2012 is a $3.0 million contract termination settlement received by an equity method investee and a $0.8 million gain related to the revaluation of securities issued by an equity method investee.

NOTE 8—Inventories

Inventories consist of finished goods held for sale and distribution, raw materials and work-in-process. Included in inventory at December 31, 2013 and December 31, 2012 is approximately $16.4 million and $49.7 million, respectively, of inventory that is pending approval by the FDA, by other regulatory agencies or has not been launched due to contractual restrictions. The decrease was primarily due to lidocaine inventories. This inventory consists of generic pharmaceutical products that are capitalized only when the bioequivalence of the product is demonstrated or the product has already received regulatory approval and is awaiting a contractual triggering event to enter the marketplace.

Inventories consisted of the following as of December 31, 2013 and 2012:

	December 31,
	2013	2012
Raw materials	$522.0	$426.9
Work-in-process	168.9	126.2
Finished goods	1,250.3	1,104.6

	1,941.2	1,657.7
Less: inventory reserves	154.9	111.2

Inventories, net	$1,786.3	$1,546.5

Included in finished goods inventory as of December 31, 2013 was $235.1 million relating to the fair value step-up associated with the Warner Chilcott Acquisition.

NOTE 9—Accounts payable and accrued expenses

Trade accounts payable was $493.1 million and $598.6 million as of December 31, 2013 and 2012, respectively.

Accrued expenses consisted of the following (in millions):

	December 31,
	2013	2012
Accrued expenses:
Accrued third-party rebates	$615.8	$551.1
Litigation-related reserves and legal fees	265.7	183.8
Accrued payroll and related benefits	240.2	260.1
Royalties and sales agent payables	119.1	86.2
Accrued indirect returns	103.2	83.3
Accrued severence, retention and other shutdown costs	89.3	65.1
Interest payable	68.9	49.5
Accrued R&D expenditures	46.6	17.7
Accrued non-provision taxes	43.7	13.5
Accrued selling and marketing expenditures	38.1	11.1
Current portion of contingent consideration obligations	33.8	351.9
Accrued professional fees	22.6	13.1
Accrued co-promotion liabilities	14.8	—
Other accrued expenses	139.3	182.9

Total accrued expenses	$1,841.1	$1,869.3

NOTE 10—Property, plant and equipment, net

Property, plant and equipment, net consisted of the following (in millions):

	Land and land improvements	Machinery and equipment	Research and laboratory equipment	Other	Transportation	Buildings and leasehold improvements	Construction in progress	Total
Cost
At December 31, 2012	$62.7	$805.1	$112.4	$296.7	$30.2	$808.7	$114.7	$2,230.5
Additions	4.0	79.1	3.5	36.9	4.8	30.2	19.3	177.8
Additions due to the Warner Chilcott Acquisition	20.7	62.1	—	34.1	32.5	50.2	18.7	218.3
Disposals / transfers / impairments	(19.2)	(48.0)	(1.4)	(4.2)	(5.7)	(25.5)	(1.0)	(105.0)
Transfer to assets held for sale	—	(8.0)	—	(1.3)	—	(3.6)	—	(12.9)
Currency translation	0.2	11.4	0.1	0.3	—	5.3	1.2	18.5

At December 31, 2013	$68.4	$901.7	$114.6	$362.5	$61.8	$865.3	$152.9	$2,527.2

Accumulated depreciation
At December 31, 2012	$—	$299.9	$80.9	$214.7	$5.4	$144.6	$—	$745.5
Additions	—	97.3	8.9	32.3	6.4	57.1	—	202.0
Disposals / transfers / impairments	—	(25.0)	(0.9)	(1.1)	(3.8)	(5.4)	—	(36.2)
Transfer to assets held for sale	—	(0.5)	—	(0.8)	—	(0.7)	—	(2.0)
Currency translation	—	2.6	(0.1)	—	—	0.3	—	2.8

At December 31, 2013	$—	$374.3	$88.8	$245.1	$8.0	$195.9	$—	$912.1

Net book value
At December 31, 2012	$62.7	505.2	31.5	82.0	24.8	664.1	114.7	$1,485.0

At December 31, 2013	$68.4	527.4	25.8	117.4	53.8	669.4	152.9	$1,615.1

Depreciation expense was $202.0 million, $97.5 million and $93.6 million in the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 11—Investments in Marketable Securities and Other Investments

Investments in marketable securities and other investments consisted of the following (in millions):

	December 31,
	2013	2012
Marketable securities:
U.S. Treasury and agency securities—maturing within one year	$2.5	$6.5
U.S. Treasury and agency securities—maturing within two years	—	2.5

Total marketable securities	$2.5	$9.0

Investments and other assets:
Equity method investments	$12.3	$9.6
Cost method and other long-term investments	1.0	1.0
Taxes receivable	57.7	—
Other assets	66.5	80.6

Total investments and other assets	$137.5	$91.2

The Company’s marketable securities and other long-term investments are classified as available-for-sale and are recorded at fair value based on quoted market prices using the specific identification method. These investments are classified as either current or non-current, as appropriate, in the Company’s consolidated balance sheets.

The following table provides a summary of the fair value and unrealized gains (losses) related to the Company’s available-for-sale securities classified as current assets (in millions):

At December 31, 2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
U.S. treasury and agency securities	$2.5	$—	$—	$2.5

Total	$2.5	$—	$—	$2.5

At December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
U.S. treasury and agency securities	$9.0	$—	$—	$9.0

Total	$9.0	$—	$—	$9.0

Current Investments

The Company invests in U.S. treasury and agency securities. These investments are included in marketable securities on the Company’s consolidated balance sheets at December 31, 2013 and 2012. Current investments are classified as available-for-sale and are recorded at fair value based on quoted market prices.

Investment in Equity Method Investments

The Company’s equity method investments at December 31, 2013 consist of various equity method investments in privately held companies.

Cost Method Investments

The Company’s cost method investments consist primarily of investments in common shares of a number of private and public companies where its ownership interest is less than 20% or where it does not have the ability to exercise significant influence.

The movements in long-term investments were as follows (in millions):

	Equity Method	Cost Method
Balance at December 31, 2012	$9.6	$1.0

Additions	5.6	—
Distributions	(3.3)	—
Impairment	—	—
Foreign currency	0.4	—

Balance at December 31, 2013	$12.3	$1.0

Other Assets

Other assets include security and equipment deposits and deferred financing fees, net of amortization.

NOTE 12—Goodwill, Product Rights and Other Intangible Assets

Goodwill for the Company’s reporting segments consisted of the following (in millions):

	Pharma	Anda Distribution	Total
Balance at December 31, 2012	$4,767.9	$86.3	$4,854.2

Additions through acquisitions and adjustments to acquisition accounting	4,019.3	—	4,019.3
Measurement period adjustments and other	(35.5)	—	(35.5)
Impairment losses	(647.5)	—	(647.5)
Foreign exchange and other adjustments	7.1	—	7.1

Balance at December 31, 2013	$8,111.3	$86.3	$8,197.6

During the year ended December 31, 2013, the following key items impacted goodwill:

•	The increase in Pharma segment goodwill in 2013 is primarily due to goodwill of $3,992.9 million recognized in connection with the Warner Chilcott Acquisition and the goodwill recognized in connection with the Uteron Acquisition of $26.4 million;

•	As described below, the Company recorded an impairment of the Pharma—Europe reporting unit of $647.5 million, representing primarily all the goodwill allocated to this reporting unit.

During the 2013 integration of the Actavis Group with the Watson business, the Company reorganized its organizational structure and management performance reporting, which was further reorganized in January of 2014 and July of 2014. Previously, the reporting units within our Pharma operating segment were organized as follows: Americas (The United States of America (“U.S.”), Canada, Latin America), Europe (Europe, Russia, Commonwealth of Independent States (“CIS”), and Turkey), and MEAAP (Middle East, Africa, Australia, and Asia Pacific). These reporting units combined the Watson and Actavis Group businesses. Previously, goodwill for the Watson’s Global Generics operating segment was tested as one unit. The combination of the Watson and the Actavis Group business and net assets in the European reporting unit, combined with other market factors, led to the impairment of the goodwill associated with this reporting unit.

During the second quarter of 2013, concurrent with the availability of discrete financial information for our new reporting units, the Company completed an extensive review of its operating businesses, including exploring options for addressing overall profitability of seven Western European commercial operations consisting of, among other things, restructuring their operations, refocusing their activities on specific sub-markets, as well as potential divestitures of such businesses to other third parties. The potential impact of these conditions were considered in the Company’s projections when determining the indicated fair value of its reporting units for the impairment tests that were performed during the second quarter of this year. Upon completion of step one of the impairment analysis for each of the Company’s reporting units, it was concluded the fair value of the Pharma—Europe reporting unit was below its carrying value including goodwill. This was primarily related to the integration of our Arrow Group (acquired on December 2, 2009, in exchange for cash consideration of $1.05 billion, approximately 16.9 million shares of the Company’s Restricted Ordinary Shares and 200,000 shares of the Company’s Mandatorily Redeemable Preferred Stock and certain contingent consideration (the “Arrow Group Acquisition”)) with the Actavis Group in Europe. The fair value of the Company’s reporting units was estimated based on a discounted cash flow model using management’s business plans and projections as the basis for expected future cash flows for approximately five years and residual growth rates ranging from 2% to 4% thereafter. Management believes that the assumptions it used for the impairment tests performed are consistent with those that would be utilized by a market participant in performing similar valuations of its reporting units. A separate discount rate was utilized for each reporting unit that was derived from published sources and, on a weighted average basis, a discount rate of 8% was utilized using the Company’s weighted average cost of capital, which considered the overall inherent risk of the reporting unit and the rate of return a market participant would expect. As a result of completing step two of the Company’s impairment analysis, the Company recorded an impairment of the Pharma—Europe reporting unit of $647.5 million, representing primarily all the goodwill allocated to this reporting unit, in the year ended December 31, 2013.

During the second quarter of 2013, the Company tested its reporting units, in addition to Pharma—Europe, for impairment, none of which yielded an impairment in step one of the test. The Company will continue to monitor the carrying value of goodwill, particularly with respect to our Pharma—MEAAP and Pharma—Third Party reporting units. As of June 30, 2013, Pharma—Third Party had $125.0 million of goodwill and Pharma—MEAAP had $178.0 million of goodwill. As of the annual impairment test, these two reporting units had fair values that exceeded carrying values by at least 23%. However, because some of the inherent assumptions and estimates used in determining fair value of these reporting units are outside the control of management, including interest rates, the cost of capital and tax rates, changes in these underlying assumptions can also adversely impact the business units’ fair value. The amount of any impairment is dependent on all these factors, which cannot be predicted with certainty, and may result in impairment for a portion or all of the goodwill amounts noted previously. Holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate would reduce the fair values that exceeded carrying values from the 23% to as low as 6%. If economic and market conditions deteriorate or do not perform as forecasted in these reporting units, this could increase the likelihood of future non-cash impairment charges related to our goodwill. The Company also reconciled the fair value of its aggregated reporting units to its market capitalization as of June 30, 2013 with a reasonable implied control premium.

During the second quarter of 2012, the Company performed its annual impairment assessment of goodwill, IPR&D and trade name intangibles assets with indefinite-lives. The Company determined there was no impairment associated with goodwill or trade name intangible assets.

Product rights and other intangible assets consisted of the following (in millions):

Cost basis	Balance as of December 31, 2012	Acquisitions	Impairments	Other	CTA	Balance as of December 31, 2013
Intangibles with definite lives:
Product rights and other related intangibles	$5,117.6	$3,150.2	$(98.7)	$231.1	$19.3	$8,419.5
Core technology	92.2	—	—	—	0.9	93.1
Customer relationships	169.0	—	—	(13.6)	1.8	157.2

Total definite-lived intangible assets	$5,378.8	$3,150.2	$(98.7)	$217.5	$22.0	$8,669.8

Intangibles with indefinite lives:
IPR&D	384.6	2,149.7	(4.9)	(204.3)	9.5	2,334.6
Trade Name	76.2	—	—	—	—	76.2

Total indefinite-lived intangible assets	460.8	2,149.7	(4.9)	(204.3)	9.5	2,410.8

Total product rights and related intangibles	$5,839.6	$5,299.9	$(103.6)	$13.2	$31.5	$11,080.6

Accumulated Amortization	Balance as of December 31, 2012	Amortization	Impairments	Other	CTA	Balance as of December 31, 2013
Intangibles with definite lives:
Product rights and other related intangibles	$(2,000.3)	$(823.8)	$42.4	$—	$9.5	$(2,772.2)
Core technology	(27.9)	(7.1)	—	—	—	(35.0)
Customer relationships	(27.1)	(11.8)	—	—	—	(38.9)

Total definite-lived intangible assets	$(2,055.3)	$(842.7)	$42.4	$—	$9.5	$(2,846.1)

Total indefinite-lived intangible assets	—	—	—	—	—	—

Total product rights and related intangibles	$(2,055.3)	$(842.7)	$42.4	$—	$9.5	$(2,846.1)

Net Product Rights and Other Intangibles	$3,784.3					$8,234.5

On October 1, 2013, the Company acquired intangible assets in connection with the Warner Chilcott Acquisition of $4,729.0 million, including $3,021.0 million relating to product rights and other related intangibles. In addition the Company acquired IPR&D of $1,708.0 million. In the fourth quarter of 2013, the Company entered into the Sanofi Amendment, resulting in an addition to intangible assets of $125.0 million.

In January 2013, in connection with the Uteron Acquisition, the Company acquired IPR&D of $250.0 million.

In June 2013, in connection with the acquisition of Medicines360, the Company recorded IPR&D of $191.7 million.

During the year ended December 31, 2013, we recorded an impairment charge associated with Gabapentin of $10.8 million, acquired as part of the Actavis Group Acquisition, a $4.4 million impairment charge associated with the Arrow Group Acquisition, an impairment of a product right intangible asset in connection with the Specifar Acquisition for $13.9 million and charges associated with fair value adjustments relating to our assets held for sale.

In October 2012, the Company acquired intangible assets in connection with the Actavis Group Acquisition of $1,697.6 million relating to CMP, $272.9 relating to IPR&D, $38.9 relating to core technology, $427.8 million relating to trademarks and $103.7 relating to customer relationships. CMP intangibles have been included in product rights and other related intangibles and will be amortized over a weighted average useful life of 10.8 years.

In January 2012, the Company acquired product rights, contractual rights and trade name intangible assets in connection with the Ascent Acquisition of $192.6 million. These intangibles have been included in product rights and other related intangibles and will be amortized over a weighted average useful life.

During the second quarter of 2012, the Company recorded an impairment charge of $101.0 million related to certain IPR&D assets acquired as part of the Specifar Acquisition resulting in the decrease of IPR&D assets at December 31, 2012. The charge was related to three products in development as a result of various factors occurring during the same period mainly related to delays in expected launch dates, competitive factors resulting in realization of lower pricing and incremental costs related to manufacturing efforts. During the fourth quarter of 2012, the Company recorded an impairment charge of $16.8 million related to esomeprazole product rights following the Company decision to discontinue selling the product as a result of products acquired in connection with the Actavis Group acquisition.

The Company re-evaluates the carrying value of identifiable intangible and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company continually evaluates the appropriateness of useful lives assigned to long-lived assets, including product rights.

Due to changes in market conditions in certain international locations and forecasted performance of certain products not yet launched, the Company performed off-cycle impairment reviews in 2011 and recorded impairment charges of $102.8 million related to certain acquired IPR&D assets during 2011. The impairment charges in 2011 include $75.8 million related to IPR&D intangibles acquired in the Company’s acquisition of the progesterone gel business from Columbia and $27.0 million of IPR&D intangibles acquired in the Arrow Acquisition. These impairment charges result from the Company’s then current estimates of the fair value of these IPR&D assets, based on updated forecasts, compared to their assigned fair values on the acquisition date. The fair value of acquired identifiable intangible assets generally is determined using an income approach, based on a forecast of all expected future net cash flows related to the asset which are adjusted to present value using appropriate discount rates. Forecasts used to determine fair values of IPR&D assets are based on assumptions which include, among other factors, the impact of changes to the development programs, the current competitive environment, the regulatory timeframes impacting future product launch dates and the risk associated with these assets.

Assuming no additions, disposals or adjustments are made to the carrying values and/or useful lives of the intangible assets, annual amortization expense on product rights over the next five years is estimated to be as follows (in millions):

Amount
2014	$1,667.0
2015	$1,243.0
2016	$767.0
2017	$609.0
2018	$496.0

The above amortization expense is an estimate. Actual amounts may change from such estimated amounts due to fluctuations in foreign currency exchange rates, additional intangible asset acquisitions, finalization of preliminary fair value estimate, potential impairments, accelerated amortization or other events.

NOTE 13—Long-Term Debt

Debt consisted of the following (in millions):

	December 31, 2013	December 31, 2012
WC Term Loan Agreement	$1,832.8	$—
Amended and Restated ACT Term Loan	1,310.0	1,700.0
Revolving Credit Facility	265.0	—
Senior Notes:
$450.0 million 5.00% notes	—	450.0
$1,200.0 million 1.875% notes due October 1, 2017	1,200.0	1,200.0
$1,250.0 million 7.75% notes due September 15, 2018	1,250.0	—
$400.0 million 6.125% notes due August 14, 2019	400.0	400.0
$1,700.0 million 3.250% notes due October 1, 2022	1,700.0	1,700.0
$1,000.0 million 4.625% notes due October 1, 2042	1,000.0	1,000.0
Plus: Unamortized premium	103.9	—
Less: Unamortized discount	(31.9)	(35.1)

Senior Notes, net	5,622.0	4,714.9
Capital leases	22.2	18.4

Total debt	9,052.0	6,433.3
Less: Current portion	534.6	176.2

Total long-term debt and capital leases	$8,517.4	$6,257.1

Credit Facility Indebtedness

2013 Term Loan

WC Term Loan Agreement

On October 1, 2013 (the “Closing Date”), Warner Chilcott Corporation (“WC Corporation”), WC Luxco S.à r.l. (“WC Luxco”), WCCL (“WC Company” and, together with WC Corporation and WC Luxco, the “WC Borrowers”), as borrowers, and Warner Chilcott Finance LLC, as a subsidiary guarantor, became parties to that certain Warner Chilcott Term Loan Credit and Guaranty Agreement (the “WC Term Loan Agreement”), dated as of August 1, 2013, by and among the Company, as parent guarantor, Bank of America (“BofA”), as administrative agent thereunder and a syndicate of banks participating as lenders. Pursuant to the WC Term Loan Agreement, on the Closing Date, the lenders party thereto provided term loans to the WC Borrowers in a total aggregate principal amount of $2.0 billion, comprised of (i) a $1.0 billion tranche that will mature on October 1, 2016 (the “Three Year Tranche”) and (ii) a $1.0 billion tranche that will mature on October 1, 2018 (the “Five Year Tranche”). The proceeds of borrowings under the WC Term Loan Agreement, together with $41.0 million of cash on hand, were used to finance, the repayment in full of all amounts outstanding under Warner Chilcott’s then-existing Credit Agreement, dated as of March 17, 2011, as amended by Amendment No. 1 on August 20, 2012, among the WC Borrowers, BofA, as administrative agent and a syndicate of banks participating as lenders.

Borrowings under the WC Term Loan Agreement bear interest at the applicable WC Borrower’s choice of a per annum rate equal to either (i) a base rate plus an applicable margin per annum varying from (x) 0.00% per annum to 0.75% per annum under the Three Year Tranche and (y) 0.125% per annum to 0.875% per annum under the Five Year Tranche, depending on the publicly announced debt ratings for non-credit-enhanced, senior unsecured long-term indebtedness of Parent (such applicable debt rating the “Debt Rating”) or (b) a Eurodollar rate, plus an applicable margin varying from (x) 1.00% per annum to 1.75% per annum under the Three Year Tranche and (y) 1.125% per annum to 1.875% per annum under the Five Year Tranche, depending on the Debt Rating.

The outstanding principal amount of loans under the Three Year Tranche is not subject to quarterly amortization and shall be payable in full on the three year anniversary of the Closing Date. The outstanding principal amount of loans under the Five Year Tranche is payable in equal quarterly amounts of 2.50% per quarter prior to the fifth anniversary of the Closing Date, with the remaining balance payable on the fifth year anniversary of the Closing Date.

The WC Term Loan Agreement provides that all obligations thereunder are jointly and severally guaranteed by (i) the Company, (ii) each subsidiary of the Company (other than any WC Borrower) that is a primary obligor or a guarantor under the 7.75% senior notes due 2018 issued by the Puerto Rico Borrower and Warner Chilcott Finance LLC and (iii) any subsidiary (other than any WC Borrower) that becomes a guarantor of third party indebtedness of a WC Borrower in an aggregate principal amount exceeding $200.0 million (unless, in the case of a foreign subsidiary, such guarantee would give rise to adverse tax consequences as reasonably determined by Parent).

The New Term Loan Agreement contains representations and warranties, financial reporting covenants and other affirmative covenants, negative covenants, a financial covenant and events of default that are substantially similar to those in the Amended and Restated Credit Facilities.

During the year ended December 31, 2013, the Company made optional prepayments totaling $75.0 million of its indebtedness under the Three Year Tranche and $67.3 million of its indebtedness under the Five Year Tranche. As of December 31, 2013, the outstanding indebtedness under the Three Year Tranche and the Five Year Tranche was $925.0 million and $907.8 million, respectively. The book value of the outstanding indebtedness approximates fair value as the debt is at variable interest rates and re-prices frequently.

Amended and Restated Actavis, Inc. Credit and Guaranty Agreements

Amended and Restated ACT Term Loan

On the Closing Date and pursuant to that certain Term Loan Amendment Agreement (the “Term Amendment Agreement”), by and among Actavis, Inc., a wholly owned subsidiary of the Company, BofA, as administrative agent thereunder, and the lenders party thereto, dated as of August 1, 2013, the Company, as parent guarantor, Actavis WC Holding S.à r.l. (the “ACT Borrower”), as borrower, Actavis, Inc., as a subsidiary guarantor, and BofA, as administrative agent, entered into that certain Amended and Restated Actavis Term Loan Credit and Guaranty Agreement (the “ACT Term Loan Agreement”), dated as of October 1, 2013. The ACT Term Loan Agreement amended and restated Actavis, Inc.’s $1,800.0 million senior unsecured term loan credit facility, dated as of June 22, 2012. At closing, an aggregate principal amount of $1,572.5 million was outstanding under the ACT Term Loan Agreement.

The Amended and Restated Term Loan provides that loans thereunder will bear interest, at the Company’s choice, of a per annum rate equal to either (a) a base rate, plus an applicable margin per annum varying from 0.00% per annum to 1.00% per annum depending on the Debt Rating or (b) a Eurodollar rate, plus an applicable margin varying from 1.00% per annum to 2.00% per annum depending on the Debt Rating.

The Amended and Restated Term Loan matures on October 31, 2017 (or if such day is not a business day, the next preceding business day). The outstanding principal amount is payable in equal quarterly installments of 2.50% per quarter, with the remaining balance payable on the maturity date.

The ACT Term Loan Agreement contains covenants that are substantially similar to those in the Company’s Amended and Restated Revolver (defined below). The ACT Term Loan Agreement contains standard events of default (the occurrence of which may trigger an acceleration of amounts outstanding under the ACT Term Loan Agreement). The ACT Term Loan Agreement became effective in accordance with its terms on October 1, 2013.

The Company is subject to, and, at December 31, 2013, was in compliance with, all financial and operational covenants under the terms of the ACT Term Loan Agreement. During the year ended December 31, 2013, the Company made optional prepayments of $220.0 million of indebtedness under the ACT Term Loan Agreement. The outstanding balance of the Term Loan at December 31, 2013 was $1,310.0 million. The book value of the outstanding indebtedness approximates fair value as the debt is at variable interest rates and re-prices frequently.

Revolving Credit Facility

On the Closing Date and pursuant to that certain Revolver Loan Amendment Agreement (the “Revolver Amendment Agreement” and, together with the Term Amendment Agreement, the “Amendment Agreements”), by and among Actavis, Inc., as subsidiary guarantor, BofA, as administrative agent thereunder, and the lenders party thereto, dated as of August 1, 2013, the Company, as parent guarantor, the ACT Borrower, as borrower, Actavis, Inc., as a subsidiary guarantor, and BofA, as administrative agent, entered into that certain Amended and Restated Actavis Revolving Credit and Guaranty Agreement (the “ACT Revolving Credit Agreement” and, together with the ACT Term Loan Agreement, the “Amended and Restated Credit Agreements”), dated as of October 1, 2013. The ACT Revolving Credit Agreement amended and restated Actavis, Inc.’s $750.0 million senior unsecured revolving credit facility dated as of September 16, 2011, as amended by that certain Amendment No. 1 to the credit agreement and joinder agreement, dated as of May 21, 2012. At closing, $9.4 million of letters of credit were outstanding under the ACT Revolving Credit Agreement. At closing, no loans were outstanding under the ACT Revolving Credit Agreement.

The ACT Revolving Credit Agreement provides that loans thereunder will bear interest, at the Company’s choice, of a per annum rate equal to either (a) a base rate, plus an applicable margin per annum varying from 0.00% per annum to 0.75% per annum depending on the Debt Rating or (b) a Eurodollar rate, plus an applicable margin varying from 0.875% per annum to 1.75% per annum depending on the Debt Rating. Additionally, to maintain availability of funds, the Company pays an unused commitment fee, which according to the pricing grid is set at 0.15% of the unused portion of the revolver.

Subject to certain limitations, borrowings under the ACT Revolving Credit Agreement may be made in alternative currencies, including Euros, British Pounds Sterling and other currencies. The ACT Revolving Credit Agreement contains sublimits on letters of credit and swingline loans in the amount of $100.0 million and $50.0 million, respectively. The issuance of letters of credit and borrowings of swingline loans reduces the amount available to be borrowed under the ACT Revolving Credit Agreement on a dollar-for-dollar basis. Amounts borrowed under the ACT Revolving Credit Agreement may be used to finance working capital and other general corporate purposes.

The ACT Revolving Credit Agreement imposes certain customary restrictions including, but not limited to, limits on the incurrence of debt or liens upon the assets of the Company or its subsidiaries, investments and restricted payments. The ACT Revolving Credit Agreement includes a consolidated leverage ratio covenant, as defined, whereby the Company is permitted to have a maximum consolidated leverage ratio as of the last day of any period of four consecutive fiscal quarters of the Company of up to (i) with respect to the four consecutive fiscal quarters from the Acquisition Date through December 31, 2013, 4.25 to 1.00; (ii) with respect to the four consecutive fiscal quarters from January 1, 2014 through December 31, 2014, 4.00 to 1.00; and (iii) with respect to the period of four consecutive fiscal quarters ending from January 1, 2015 and thereafter, 3.50 to 1.00.

The Company is subject to, and, as of December 31, 2013, was in compliance with, all financial and operational covenants under the terms of the Revolving Credit Facility. At December 31, 2013, loans and letters of credit outstanding were $265.0 million and $9.4 million, respectively. The net availability under the Revolving Credit Facility was $475.6 million. As of the date of this report, the Company repaid the full amount of its indebtedness under the Revolving Credit Facility.

Senior Notes Indebtedness

Actavis, Inc. Supplemental Indenture

On October 1, 2013, the Company, Actavis, Inc., a wholly owned subsidiary of the Company, and Wells Fargo Bank, National Association, as trustee, entered into a fourth supplemental indenture (the “Fourth Supplemental Indenture”) to the indenture, dated as of August 24, 2009 (the “Base Indenture” and, together with the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture (each as defined below), the “Indenture”), as supplemented by the first supplemental indenture, dated as of August 24, 2009 (the “First Supplemental Indenture”), the second supplemental indenture, dated as of May 7, 2010 (the “Second Supplemental Indenture”), and the third supplemental indenture, dated as of October 2, 2012 (the “Third Supplemental Indenture”). Pursuant to the Fourth Supplemental Indenture, the Company has provided a full and unconditional guarantee of Actavis, Inc.’s obligations under its $450.0 million 5.000% senior notes due August 15, 2014, (the “2014 Notes”), its $400.0 million 6.125% senior notes due August 15, 2019 (the “2019 Notes”), its $1,200.0 million 1.875% senior notes due October 1, 2017 (the “2017 Notes”), its $1,700.0 million 3.250% senior notes due October 1, 2022 (the “2022 Notes”) and its $1,000.0 million 4.625% Senior Notes due 2042 (the “2042 Notes”, and together with the 2014 Notes, the 2019 Notes, the 2017 Notes and the 2022 Notes, the “Notes”).

On October 18, 2013, Actavis, Inc., a wholly-owned subsidiary of the Company, instructed Wells Fargo Bank, National Association, as trustee (the “Trustee”), pursuant to the Indenture governing its 2014 Notes, to issue a notice from Actavis, Inc. to the holders of the 2014 Notes that Actavis, Inc. has elected to redeem in full the entire aggregate principal amount of the 2014 Notes on November 5, 2013 (the “Redemption Date”). The 2014 Notes, which had an outstanding principal balance of $450.0 million and which were fully and unconditionally guaranteed by the Company, were redeemed on November 5, 2013 at a redemption price equal to $465.6 million, which resulted in a cash expense of $15.6 million.

WC Supplemental Indenture

On October 1, 2013, the Company, WCCL, Warner Chilcott Finance LLC (the “Co-Issuer” and together with WC Company, the “Issuers”) and Wells Fargo Bank, National Association, as trustee (the “WC Trustee”), entered into a third supplemental indenture (the “Supplemental Indenture”) to the indenture, dated as of August 20, 2010 (the “WC Indenture”), among the Issuers, the guarantors party thereto and the WC Trustee, with respect to the Issuers’ 7.75% senior notes due 2018 (the “WC Notes”). Pursuant to the Supplemental Indenture, the Company has provided a full and unconditional guarantee of the Issuers’ obligations under the WC Notes and the WC Indenture.

On October 1, 2013, the Issuers and the Trustee entered into a release of guarantees of certain guarantors (the “Release of Guarantees”), pursuant to which Warner Chilcott’s guarantee of the WC Notes was released in accordance with Section 11.05(f) of the WC Indenture and the guarantees of certain other guarantors were released in accordance with Section 11.05(c) or 11.05(e) of the WC Indenture.

The WC Notes are unsecured senior obligations of the Issuers, guaranteed on a senior basis by the Company and are, subject to certain exceptions. The WC Notes will mature on September 15, 2018. Interest on the WC Notes is payable on March 15 and September 15 of each year.

The WC Indenture contains restrictive covenants that limit, among other things, the ability to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, repurchase subordinated debt and common and preferred stock, make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates. Certain of these restrictive covenants will be suspended at any time when the WC Notes are rated Investment Grade by each of Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services and no Default has occurred and is continuing, in each case as described and defined in the WC Indenture. The WC Indenture also contains customary events of default which would permit the holders of the WC Notes to declare those WC Notes to be immediately due and payable if not cured within applicable grace periods, including the failure to make timely payments on the WC Notes or other material indebtedness, the failure to comply with covenants, and specified events of bankruptcy and insolvency.

The Company may redeem the WC Notes on or after September 15, 2014, in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 103.875% of the principal amount of notes to be redeemed plus accrued and unpaid interest, if any. The Company may redeem the WC Notes on or after September 15, 2015, in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 101.938% of the principal amount of notes to be redeemed plus accrued and unpaid interest, if any. The Company may redeem the WC Notes on or after September 15, 2016, in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of notes to be redeemed plus accrued and unpaid interest, if any.

The fair value of the Company’s outstanding WC Notes ($1,250.0 million book value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $1,357.4 million as of December 31, 2013.

2012 Notes Issuance

On October 2, 2012, Actavis, Inc., a wholly owned subsidiary of the Company, issued the 2017 Notes, the 2022 Notes, and the 2042 Notes (collectively the “2012 Senior Notes”). Interest payments are due on the 2012 Senior Notes semi-annually in arrears on April 1 and October 1 beginning April 1, 2013.

Actavis, Inc. may redeem the 2012 Senior Notes, in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of 100% of the principal amount of notes to be redeemed and the sum of the present values of the remaining scheduled payments of principal and interest in respect of the 2012 Senior Notes being redeemed discounted on a semi-annual basis at the treasury rate plus 20 basis points in the case of the 2017 Notes, 25 basis points in the case of the 2022 Notes and 30 basis points in the case of the 2042 Notes plus in each case accrued and unpaid interest, if any, to, but excluding, the date of redemption.

In addition, Actavis, Inc. may redeem the 2022 Notes on or after July 1, 2022 (three months prior to their maturity date), and the 2042 Notes on or after April 1, 2042 (six months prior to their maturity date) in each case, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to 100% of the aggregate principal amount of the 2012 Senior Notes being redeemed, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Upon a change of control triggering event and a downgrade of the 2012 Senior Notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services, the Issuer will be required to make an offer to purchase each of the 2012 Senior Notes at a price equal to 101% of the principal amount of the 2012 Senior Notes to be repurchased, plus any accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Net proceeds from the offering of the 2012 Senior Notes were used for the Actavis Group Acquisition. The fair value of the Company’s outstanding 2012 Senior Notes ($3,900.0 million book value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $3,683.2 million as of December 31, 2013.

2009 Notes Issuance

On August 24, 2009, Actavis, Inc. issued the 2014 Notes and the 2019 Notes (collectively the “2009 Senior Notes”). Interest payments are due on the 2009 Senior Notes semi-annually in arrears on February 15 and August 15, respectively, beginning February 15, 2010.

Actavis, Inc. may redeem the 2019 Notes in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed, discounted on a semi-annual basis at the treasury rate plus 40 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Upon a change of control triggering event, as defined by the Base Indenture, Actavis, Inc. is required to make an offer to repurchase the 2019 Notes for cash at a repurchase price equal to 101% of the principal amount of the 2019 Notes to be repurchased plus accrued and unpaid interest to the date of purchase.

Net proceeds from the offering of 2009 Senior Notes were used to repay certain debt with the remaining net proceeds being used to fund a portion of the cash consideration for the Arrow Acquisition. The fair value of the Company’s outstanding 2009 Senior Notes ($400.0 million book value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $460.9 million as of December 31, 2013.

Annual Debt Maturities

As of December 31, 2013, annual debt maturities were as follows (in millions):

Total Payments
2014	$241.3
2015	241.3
2016	1,166.3
2017	2,159.3
2018	1,784.6
2019 and after	3,100.0

8,692.8

Capital Leases	22.2
Revolving Credit Facility	265.0
Unamortized Premium	103.9
Unamortized Discount	(31.9)

Total Indebtedness	$9,052.0

Amounts represent total anticipated cash payments assuming scheduled repayments under the WC Term Loan Agreement, the ACT Term Loan Agreement and maturities of the Company’s existing notes.

Lease Commitments

The Company has operating leases for certain facilities and equipment. The terms of the operating leases for the Company’s facility leases require the Company to pay property taxes, normal maintenance expense and maintain minimum insurance coverage. Total rental expense for operating leases for December 31, 2013, 2012, and 2011 was $48.1 million, $33.1 million, and $32.4 million, respectively. The Company also has capital leases for certain facilities and equipment, as addressed below. The future minimum lease payments under both capital and operating leases that have remaining terms in excess of one year are:

	Capital	Operating
2014	9.7	50.8
2015	3.9	41.1
2016	3.6	30.4
2017	2.0	22.0
2018	1.0	16.4
Thereafter	3.9	47.9

Total minimum lease payments	24.1	$208.6

Less: amount representing interest	(1.9)

Present value of net minimum lease payments	$22.2

The assets capitalized under capital leases as of December 31, 2013 and 2012 are:

	December 31,
	2013	2012
Machinery & Equipment	$1.3	$7.9
Other	4.5	0.8
Building & Improvements	6.8	0.5
Transportation	15.9	—
Land	6.6	6.5
Computer software / hardware	1.0	—

Total	$36.1	$15.7

NOTE 14—Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in millions):

	December 31,
	2013	2012
Acquisition related contingent consideration liabilities	$180.9	$11.2
Long-term pension liability	48.5	44.3
Long-term severance liabilities	27.4	5.9
Litigation-related reserves	24.3	65.9
Other long-term liabilities	43.1	35.3

Total other long-term liabilities	$324.2	$162.6

The Company determines the acquisition date fair value of contingent consideration obligations based on a probability-weighted income approach derived from revenue estimates and a probability assessment with respect to the likelihood of achieving contingent obligations including contingent payments such as milestone obligations, royalty obligations and contract earn-out criteria, where applicable. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in

ASC 820. The resultant probability-weighted cash flows are discounted using an appropriate effective annual interest rate to reflect the internal rate of return and incremental commercial uncertainty, major risks and uncertainties associated with the successful completion of the projects triggering the contingent obligation. At each reporting date, the Company revalues the contingent consideration obligation to estimated fair value and records changes in fair value as income or expense in our consolidated statement of operations. Changes in the fair value of the contingent consideration obligations may result from changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving the various contingent consideration obligations. Accretion expense related to the increase in the net present value of the contingent liability is included in operating income for the period.

NOTE 15—Income Taxes

The Company’s income before provision for income taxes was generated from the U.S. and non-U.S. operations as follows (in millions):

	Years Ended December 31,
	2013	2012	2011
Income before income taxes:
U.S.	$637.2	$730.6	$731.4
Non-U.S.	(1,250.6)	(485.5)	(275.4)

Income before income taxes	$(613.4)	$245.1	$456.0

The Company’s provision for income taxes consisted of the following (in millions):

	Years Ended December 31,
	2013	2012	2011
Current provision:
U.S. federal	$318.1	$328.5	$301.2
U.S. state	9.0	18.0	10.8
Non-U.S.	59.7	21.3	11.8

Total current provision	386.8	367.8	323.8

Deferred (benefit) provision:
U.S. federal	(101.7)	(75.5)	(53.2)
U.S. state	1.2	5.6	(3.9)
Non-U.S.	(174.5)	(151.1)	(69.8)

Total deferred (benefit) provision	(275.0)	(221.0)	(126.9)

Total provision for income taxes	$111.8	$146.8	$196.9

The exercise of certain stock options resulted in a tax benefit and has been reflected as a reduction of income taxes payable and an increase to additional paid-in capital. Such benefits recorded were $69.0 million, $13.7 million and $14.6 million for the years ended December 31, 2013, 2012, and 2011, respectively.

The reconciliation between the statutory Bermuda income tax rate and the Company’s effective income tax rate was as follows:

Year Ended December 31,
2013
Income tax at the Bermuda statutory rate	0.0%
Taxes on earnings subject to the US federal and state tax rates	(54.7%)
Taxes on earnings subject to rates different than the Bermuda statutory rate	11.0%
Intangible amortization	25.9%
Impact of acquisitions and reorganizations	0.8%
Impairments	0.6%
Tax audit outcomes	(1.2%)
Non-deductible expenses	(3.7%)
R&D credits and U.S. manufacturing deduction	5.9%
Rate changes	(0.3%)
Valuation allowance	(0.6%)
Other	(1.9%)

Effective income tax rate	(18.2%)

Reconciliations between the statutory U.S. federal income tax rate and the Company’s effective income tax rate were as follows:

	Years Ended December 31,
	2012	2011
U.S. federal income tax at statutory rates	35.00%	35.00%
U.S. state income taxes, net of U.S. federal benefit	5.50%	2.40%
Non-U.S. rate differential	(3.70%)	1.90%
Non-U.S. intangible amortization	18.70%	6.10%
Loss on non-U.S. currency hedge	10.10%	—%
Impact of acquisitions and reorganizations	(15.00%)	—%
Non-U.S. impairments	8.40%	0.60%
Tax audit outcomes	(7.00%)	(1.40%)
Non-deductible expenses	8.60%	2.70%
R&D credits and U.S. manufacturing deduction	(4.50%)	(3.70%)
Rate changes	2.80%	(1.20%)
Valuation allowance	(1.60%)	1.40%
Other	2.60%	(0.60%)

Effective income tax rate	59.90%	43.20%

For the year ended December 31, 2013, the impact of acquisitions and reorganizations above includes a tax benefit for a capital loss.

In December 2009, the Commonwealth of Puerto Rico Department of Economic Development and Commerce granted a tax ruling to the Company on behalf of its Puerto Rican subsidiary for industrial development income derived from its manufacturing, servicing and licensing activities subject to a reduced 2% income tax rate. Continued qualification for the tax ruling is subject to certain requirements. The tax ruling is effective through 2024.

Deferred tax assets and liabilities are measured based on the difference between the financial statement and tax basis of assets and liabilities at the applicable tax rates. The significant components of the Company’s net deferred tax assets (liabilities) consisted of the following (in millions):

	December 31,
	2013	2012
Benefits from net operating and capital losses and tax credit carryforwards	$1,121.2	$248.1
Differences in financial statement and tax accounting for:
Inventories, receivables and accruals	473.7	397.7
Deferred revenue	16.7	(0.1)
Share-based compensation	33.1	24.0
Other	47.2	51.2

Total deferred tax asset, gross	1,691.9	720.9
Less: Valuation allowance	(900.7)	(103.0)

Total deferred tax asset, net	$791.2	$617.9

Differences in financial statement and tax accounting for:
Property, equipment and intangible assets	(961.8)	(923.9)
Basis difference in debt	(281.7)	(265.6)
Deferred interest expense	(69.1)	(76.3)

Total deferred tax liabilities	$(1,312.6)	$(1,265.8)

Total deferred taxes	$(521.4)	$(647.9)

The total net deferred tax liability increased by $123.1 million due to current year acquisitions. For the year ended December 31, 2012, the deferred taxes reported on the consolidated balance sheet include $6.4 million related to long-term taxes receivable.

The Company had the following carryforward tax attributes at December 31, 2013:

•	$2,162.9 million U.S. capital loss which will expire in 2018

•	$47.8 million U.S. state tax net operating losses (“NOL”) which begin to expire in 2014;

•	$940.2 million non-U.S. tax NOLs which begin to expire in 2014; and $474.2 million non-U.S. tax NOLs which are not subject to expiration.

•	$26.0 million of tax credits in non-U.S. jurisdictions which begin to expire in 2014 and $69.4 million of tax credits in non-U.S. jurisdictions which are not subject to expiration.

A valuation allowance has been established due to the uncertainty of realizing a capital loss carryforward ($757.0 million), certain net operating losses ($106.8 million), some non-U.S. deferred tax assets ($32.3 million) and deferred tax assets relating to some impaired investments ($4.6 million).

Deferred income taxes have not been provided on the undistributed earnings of certain of the Company’s non-Irish subsidiaries of approximately $1,258.4 million as of December 31, 2013, as these amounts are intended to be indefinitely reinvested in non-Irish operations. It is not practicable to calculate the deferred taxes associated with these earnings because of the variability of multiple factors that would need to be assessed at the time of any assumed repatriation. In making this assertion, the Company evaluates, among other factors, the profitability of its Irish and non-Irish operations and the need for cash within and outside Ireland, including cash requirements for capital improvement, acquisitions and market expansion. Additionally, the Company has accrued withholding taxes of approximately $6.9 million for certain pre-acquisition earnings for some acquired subsidiaries. The Company expects that future earnings in these subsidiaries will be indefinitely reinvested.

Accounting for Uncertainty in Income Taxes

At December 31, 2013, 2012 and 2011, the liability for income tax associated with uncertain tax positions was $232.8 million, $103.7 million and $71.2 million, respectively. As of December 31, 2013, the Company estimates that this liability would be reduced by $58.4 million from offsetting tax benefits associated with the correlative effects of state income taxes and net operating losses with valuation allowances. The net amount of $174.4 million, if recognized, would favorably affect the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	December 31,
	2013	2012	2011
Balance at the beginning of the year	$103.7	$71.2	$68.0
Increases for current year tax positions	54.3	4.3	8.5
Increases for prior year tax positions	53.0	6.7	11.0
Increases due to acquisitions	85.9	41.9	—
Decreases for prior year tax positions	(17.8)	(10.4)	(14.9)
Settlements	(42.7)	(9.3)	(1.2)
Lapse of applicable statue of limitations	(5.3)	(1.3)	(0.2)
Foreign Exchange	1.7	0.6	—

Balance at the end of the year	$232.8	$103.7	$71.2

The Company’s continuing practice is to recognize interest and penalties related to uncertain tax positions in tax expense. During the years ended December 31, 2013, 2012 and 2011, the company recognized approximately $2.1 million, $1.3 million and $2.2 million in interest and penalties, respectively. At December 31, 2013, 2012 and 2011 the Company had accrued $9.9 million (net of tax benefit of $4.3 million), $9.5 million (net of tax benefit of $4.4 million) and $4.2 million (net of tax benefit of $2.6 million) of interest and penalties related to uncertain tax positions, respectively. Although the company cannot determine the impact with certainty, it is reasonably possible that the unrecognized tax benefits may change by up to $11.0 million within the next twelve months.

The Company conducts business globally and, as a result, it files federal, state and foreign tax returns. The Company strives to resolve open matters with each tax authority at the examination level and could reach agreement with a tax authority at any time. While the Company has accrued for amounts it believes are the probable outcomes, the final outcome with a tax authority may result in a tax liability that is more or less than that reflected in the condensed consolidated financial statements. Furthermore, the Company may later decide to challenge any assessments, if made, and may exercise its right to appeal. The uncertain tax positions are reviewed quarterly and adjusted as events occur that affect potential liabilities for additional taxes, such as lapsing of applicable statutes of limitations, proposed assessments by tax authorities, negotiations between tax authorities, identification of new issues and issuance of new legislation, regulations or case law. Management believes that adequate amounts of tax and related penalty and interest have been provided for any adjustments that may result from these uncertain tax positions.

With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2008. In the first quarter of 2013, the Company resolved the 2007-2009 examination for Arrow’s U.S. business, resulting in a reduction of the uncertain tax positions by $3.9 million with no impact on the effective tax rate. For the Company’s 2008-2009 tax years, the IRS has agreed on all issues except the timing of the deductibility of certain litigation costs. The IRS is examining the 2009-2011 tax returns for Actavis’ pre-acquisition U.S. business. Additionally, the IRS has begun the examination of the Company’s 2010-2011 tax years in the second quarter of 2013.

The Company’s acquired Warner Chilcott U.S. business is currently under audit by the IRS for the 2008-2009 tax years. Although the Company believes that this audit is near completion, the IRS is still assessing whether there may be proposed adjustments. Further, the IRS has indicated that it will commence an audit of the 2010-2011 tax years upon completion of the audit of the 2008-2009 tax years, both of which the IRS expects will occur in 2014. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company has accrued for amounts it believes are the likely outcomes at this time.

The Warner Chilcott U.S. operating entities entered into an Advanced Pricing Agreement (“APA”) with the IRS that specifies the agreed upon terms under which the Warner Chilcott U.S. entities are compensated for distribution and service transactions between the Warner Chilcott U.S. entities and the Warner Chilcott non-U.S. entities, effective for 2011 through 2017. On December 17, 2013, Warner Chilcott UK Limited signed an APA with the United Kingdom tax authorities that specifies the agreed upon terms under which Warner Chilcott UK Limited is compensated for the purchase of certain finished pharmaceutical products by Warner Chilcott U.K. from various Warner Chilcott non-U.K. entities related to the distribution of these products in the U.K. for calendar years 2013 through 2017 with a rollback covering 2010 through 2012. These APAs provide the Company with greater certainty with respect to the mix of its pretax income in certain of the tax jurisdictions in which the Company operates and is applicable to the Company’s Warner Chilcott U.S. and U.K. operations. The Company believes that its transfer pricing arrangements comply with existing U.S. and non-U.S. tax rules.

NOTE 16—Equity

Preferred stock

In 1992, the Company’s Parent authorized 2.5 million shares of no par preferred shares. The board of directors has the authority to fix the rights, preferences, privileges and restrictions, including but not limited to, dividend rates, conversion and voting rights, terms and prices of redemptions and liquidation preferences without vote or action by the stockholders. On December 2, 2009 the Company issued 200,000 shares of Mandatorily Redeemable Preferred Shares in connection with Arrow Acquisition. The Mandatorily Redeemable Preferred Stock was redeemed for cash of $200.0 million on December 2, 2012. As of December 31, 2013 there were no outstanding preferred shares.

Accumulated Other Comprehensive Income (Loss)

For most of the Company’s international operations, the local currency has been determined to be the functional currency. The results of its non-U.S. dollar based operations are translated to U.S. dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Equity is translated at the prevailing rate of exchange at the date of the equity transaction. Translation adjustments are reflected in stockholders’ equity and are included as a component of other comprehensive income / (loss). The effects of converting non-functional currency assets and liabilities into the functional currency are recorded as general and administrative expenses in the consolidated statements of operations.

The movements in accumulated other comprehensive (loss) were as follows (in millions):

	Foreign Currency Translation Items	Unrealized gains/(losses) net of tax	Total Accumulated Other Comprehensive (Loss) Income
Balance as of December 31, 2011	$(76.6)	$0.1	$(76.5)
Other comprehensive (loss)/income before reclassifications into general and administrative	113.3		113.3
Amounts reclassified from accumulated other comprehensive (loss) into general and administrative	—		—

Total other comprehensive (loss)/income	113.3	—	113.3

Balance as of December 31, 2012	$36.7	$0.1	$36.8

Other comprehensive (loss)/income before reclassifications into general and administrative	48.4	5.3	53.7
Amounts reclassified from accumulated other comprehensive (loss) into general and administrative	—	—	—

Total other comprehensive (loss)/income	48.4	5.3	53.7

Balance as of December 31, 2013	$85.1	$5.4	$90.5

NOTE 17—Segments

The Company reported its business as two operating segments: Actavis Pharma and Anda Distribution. The Pharma segment includes patent-protected products, certain trademarked off-patent pharmaceutical products that we sell and market as branded pharmaceutical products, and off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by the Company, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. The Anda Distribution segment operating results exclude sales of products developed, acquired, or licensed by the Pharma segment. These financial statements have been revised to reflect this change.

The accounting policies of the operating segments are the same as those described in “NOTE 3—Summary of Significant Accounting Policies.” The Company evaluates segment performance based on segment contribution. Segment contribution for Pharma and Anda Distribution represents segment net revenues less cost of sales (excluding amortization and impairment of acquired intangibles including product rights), selling and marketing expenses and general and administrative expenses. The Company does not report total assets, capital expenditures, R&D, amortization, goodwill impairments, loss on assets held for sale and loss on asset sales, impairments and contingent consideration adjustment, net by segment as not all such information has been accounted for at the segment level, nor has such information been used by all segments. R&D related to our Pharma segment was $616.9 million, $402.5 million and $306.6 million in the years ended December 31, 2013, 2012 and 2011, respectively.

Segment net revenues, segment operating expenses and segment contribution information for the Company’s Pharma and Anda Distribution segments consisted of the following for the year ended December 31, 2013 (in millions):

	Actavis Pharma	Anda Distribution	Total
Product sales	$7,294.9	$1,196.9	$8,491.8
Other revenue	185.8	—	185.8

Net revenues	7,480.7	1,196.9	8,677.6
Operating expenses:
Cost of sales(1)	3,666.2	1,024.5	4,690.7
Selling and marketing	928.1	92.2	1,020.3
General and administrative	970.5	32.6	1,003.1

Contribution	$1,915.9	$47.6	$1,963.5

Contribution margin	25.6%	4.0%	22.6%
Research and development			616.9
Amortization			842.7
Goodwill impairments			647.5
Loss on assets held for sale			42.7
Loss on asset sales, impairments and contingent consideration adjustment, net			212.5

Operating (loss)			$(398.8)

Operating margin			(4.6)%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Segment net revenues, segment operating expenses and segment contribution information for the Company’s Pharma and Anda Distribution segments consisted of the following for the year ended December 31, 2012 (in millions):

	Year Ended December 31, 2012
	Actavis Pharma	Anda Distribution	Total
Product sales	$4,796.8	$986.4	$5,783.2
Other revenue	131.7	—	131.7

Net revenues	4,928.5	986.4	5,914.9
Operating expenses:
Cost of sales(1)	2,547.7	846.6	3,394.3
Selling and marketing	472.9	73.6	546.5
General and administrative	587.4	37.9	625.3

Contribution	$1,320.5	$28.3	$1,348.8

Contribution margin	26.8%	2.9%	22.8%
Research and development			402.5
Amortization			481.1
Loss on asset sales, impairments and contingent consideration adjustment, net			149.5

Operating income			$315.7

Operating margin			5.3%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Segment net revenues, segment operating expenses and segment contribution information for the Company’s Pharma and Anda Distribution segments consisted of the following for the year ended December 31, 2011 (in millions):

	Year Ended December 31, 2011
	Actavis Pharma	Anda Distribution	Total
Product sales	$3,685.1	$776.2	$4,461.3
Other revenue	123.1	—	123.1

Net revenues	3,808.2	776.2	4,584.4
Operating expenses:
Cost of sales(1)	1,913.8	652.7	2,566.5
Selling and marketing	340.8	61.0	401.8
General and administrative	328.0	25.1	353.1

Contribution	$1,225.6	$37.4	$1,263.0

Contribution margin	32.2%	4.8%	27.5%
Research and development			306.6
Amortization			354.3
Loss on asset sales, impairments and contingent consideration adjustment, net			78.7

Operating income			$523.4

Operating margin			11.4%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

The following table presents net revenues for the reporting units in the Pharma segment for the years ended December 31, 2013, 2012 and 2011 (in millions):

	Year Ended December 31,
	2013	2012	2011
North American Brands
Lo Loestrin® Fe	$63.3	$—	$—
Minastrin® 24 Fe	55.7	—	—
Estrace® Cream	60.7	—	—
Other Women’s Health	113.1	61.9	32.5

Women’s Health	292.8	61.9	32.5
Rapaflo®	96.5	71.1	55.6
Delzicol®/Asacol® HD	150.2	—	—
Other Urology/Gastroenterology	162.1	146.6	153.4

Urology/Gastroenterology	408.8	217.7	209.0
Doryx®	31.0	—	—
Actonel®	63.1	—	—
Other Dermatology/Established Brands	266.8	198.6	190.6

Dermatology/Established Brands	360.9	198.6	190.6
Total North American Brands	1,062.5	478.2	432.1
North American Generics	3,915.7	3,472.2	2,945.6
International	2,502.5	978.1	430.5

Net Revenues	$7,480.7	$4,928.5	$3,808.2

North American Brand revenues are monitored based on the current mix of promoted products within Women’s Health, Urology / Gastroenterology and Dermatology / Established Brands. Movement of products between categories may occur from time to time based on changes in promotional activities.

Period-over- period movements include the impact and timing of acquisitions from the date the assets / businesses were acquired. Most notably:

•	the fiscal year ended December 31, 2013 includes the revenue impact of the Warner Chilcott Acquisition. The revenues recognized from the acquired Warner Chilcott brands are primarily reflected in the North American Brands reporting unit with a portion of their revenues being recognized in the International reporting unit; and

•	the fiscal years ended December 31, 2013 and 2012, include the revenue impact of the Actavis Group Acquisition. The revenues recognized from the Actavis Group products are primarily reflected in the North American Generics and International reporting units.

The Company’s net product sales are represented by the sale of products in the following geographic areas for the years ended December 31, 2013, 2012 and 2011 (in millions):

	Year Ended December 31,
	2013	2012	2011
Americas	$6,051.4	$4,867.3	$4,089.9
Europe	2,003.8	677.7	288.8
MEAAP	436.6	238.2	82.6

	$8,491.8	$5,783.2	$4,461.3

The Company’s net product sales are represented by the sale of products in the following therapeutic categories for the years ended December 31, 2013, 2012 and 2011 (in millions):

	Year Ended December 31,
	2013	2012	2011
Central nervous system	$2,465.6	$1,964.0	$1,517.4
Cardiovascular	1,692.6	1,298.5	977.2
Hormones and synthetic substitutes	1,181.0	868.5	724.7
Anti-infective agents	469.1	267.9	197.9
Dermatologicals	375.0	78.7	55.3
Gastrointestinal	303.5	160.0	95.5
Alimentary tract and metabolism	246.1	47.5	—
Urology	161.7	174.0	140.5
Musculo-skeletal system	153.5	—	—
Women’s healthcare	120.0	—	—
Other	1,323.7	924.1	752.8

	$8,491.8	$5,783.2	$4,461.3

NOTE 18—Business Restructuring Charges

During the year ended December 31, 2013 activity related to our business restructuring and facility rationalization activities primarily related to the cost optimization initiatives in conjunction with the Warner Chilcott and Actavis Acquisitions as well as optimization of our operating cost structure through our global supply chain initiative (“GSCI”). Restructuring activities for the year ended December 31, 2013 as follows (in millions):

	Accrual Balance at December 31, 2012	Assumed Liability Warner Chilcott	Charged to Expense	Cash Payments	Non-cash Adjustments	Accrual Balance at December 31, 2013
Cost of sales
Severance and retention	$14.9	$—	$14.5	$(5.4)	$0.9	$24.9
Product transfer costs	0.5	—	15.5	(13.1)	(2.5)	0.4
Facility decommission costs	7.3	—	7.2	(9.2)	—	5.3
Accelerated depreciation	—	—	28.1	—	(28.1)	—

	22.7	—	65.3	(27.7)	(29.7)	30.6

Operating expenses
R&D	3.4	—	12.8	(5.2)	(9.6)	1.4
Accelerated depreciation—R & D	—	—	3.6	—	(3.6)	—
Selling, general and administrative	39.0	18.1	90.2	(59.7)	(2.9)	84.7
Share-based compensation restructuring related to Warner Chilcott Acquisition	—	—	45.4	—	(45.4)	—
Accelerated depreciation—SG&A	—	—	4.3	—	(4.3)	—

	$42.4	$18.1	$156.3	$(64.9)	$(65.8)	$86.1

Total	$65.1	$18.1	$221.6	$(92.6)	$(95.5)	$116.7

During 2012 activity related to our business restructuring and facility rationalization activities primarily related to the cost optimization initiatives in conjunction with the Actavis Group Acquisition and our GSCI. Restructuring activities involved facilities and operations in Corona, California; Morristown, New Jersey; and Zug, Switzerland. For the year ended December 31, 2012, restructuring activities were as follows (in millions):

	Accrual Balance at December 31, 2011	Assumed Liability Actavis Group	Charged to Expense	Cash Payments	Non-cash Adjustments	Accrual Balance at December 31, 2012
Cost of sales
Severance and retention	$7.9	$1.0	$7.9	$(0.6)	$(1.3)	$14.9
Product transfer costs	0.3	—	4.7	(4.5)	—	0.5
Facility decommission costs	1.2	6.2	0.8	(0.7)	(0.2)	7.3
Accelerated depreciation	—	—	0.3	—	(0.3)	—

	9.4	7.2	13.7	(5.8)	(1.8)	22.7

Operating expenses
Research and development	3.8	1.4	1.1	(2.9)	—	3.4
Accelerated—R & D	—	—	0.2	—	(0.2)	—
Selling, general and administrative	0.9	12.0	32.3	(6.5)	0.3	39.0

	$4.7	$13.4	$33.6	$(9.4)	$0.1	$42.4

Total	$14.1	$20.6	$47.3	$(15.2)	$(1.7)	$65.1

During the year ended December 31, 2013, 2012 and 2011, the Company recognized restructuring charges of $221.6 million, $47.3 million and $16.1 million, respectively.

NOTE 19—Derivative Instruments and Hedging Activities

The Company’s revenue, earnings, cash flows and fair value of its assets and liabilities can be impacted by fluctuations in foreign exchange risks and interest rates, as applicable. The Company manages the impact of foreign exchange risk and interest rate movements through operational means and through the use of various financial instruments, including derivative instruments such as foreign currency contracts.

Foreign Currency Forward Contracts

As a result of the Actavis Group Acquisition, the Company’s exposure to foreign exchange fluctuations has increased. The Company has entered into foreign currency forward contracts to mitigate volatility in anticipated foreign currency cash flows resulting from changes in foreign currency exchange rates, primarily associated with non-functional currency denominated revenues and expenses of foreign subsidiaries. The foreign currency forward contracts outstanding at December 31, 2013 have settlement dates within one month. The effect of the derivative contracts was a gain of $0.3 million and a loss of $70.4 million for the years ended December 31, 2013 and 2012, respectively, and was recognized in other income (expense). The forward contracts are classified in the consolidated balance sheet in prepaid expenses and other assets or accounts payable and accrued expenses, as applicable. In 2012, the Company entered into foreign currency exchange options and forward contracts to hedge its agreed upon purchase of Actavis of €4.25 billion. The foreign currency options had a net premium payable of $156.8 million, which was settled and paid on October 9, 2012. These transactions were entered into to mitigate exposure resulting from movements of the U.S. dollar against the Euro in connection with the Actavis Acquisition, and resulted in a (loss) being reflected in other income and expense of $70.4 million during the year ended December 31, 2012.

The foreign currency forward contracts to buy Euros and US dollars and sell New Zealand dollars at December 31, 2013 were as follows:

	Notional Amount
Foreign Currency	Buy	Sell
New Zealand Dollar	€—	€0.3

	€—	€0.3

	Notional Amount
Foreign Currency	Buy	Sell
New Zealand Dollar	$—	$1.1

	$—	$1.1

NOTE 20—Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants. Fair values determined based on Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined based on Level 2 inputs utilize observable quoted prices for similar assets and liabilities in active markets and observable quoted prices for identical or similar assets in markets that are not very active. Fair values determined based on Level 3 inputs utilize unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. A financial asset or liability’s classification within the above hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Assets and liabilities measured at fair value or disclosed at fair value on a recurring basis as of December 31, 2013 and 2012 consisted of the following (in millions):

	Fair Value Measurements as at December 31, 2013 Using:
	Total	Level 1	Level 2	Level 3
Assets:
Marketable securities	$2.5	$2.5	$—	$—
Foreign exchange forward contracts	0.3	—	0.3	—

Total assets	2.8	2.5	0.3	—

Liabilities:
Contingent consideration	214.7	6.9	—	207.8

Total liabilities	$214.7	$6.9	$—	$207.8

	Fair Value Measurements as at December 31, 2012 Using:
	Total	Level 1	Level 2	Level 3
Assets
Marketable securities	$9.0	$9.0	$—	$—

Total assets	9.0	9.0	—	—

Liabilities:
Contingent consideration	363.1	—	—	363.1

Total liabilities	$363.1	$—	$—	$363.1

Marketable securities and investments consist of available-for-sale investments in U.S. treasury and agency securities and publicly traded equity securities for which market prices are readily available. Unrealized gains or losses on marketable securities and investments are recorded in accumulated other comprehensive (loss) income.

The fair value measurement of the contingent consideration obligations is determined using Level 3 inputs. The fair value of contingent consideration obligations is based on a probability-weighted income approach. The measurement is based upon unobservable inputs supported by little or no market activity based on our own assumptions. Changes in the fair value of the contingent consideration obligations are recorded in our consolidated statement of operations. For the year ended December 31, 2013, charges of $7.2 million, $1.4 million, and $1.1 million have been included in cost of sales, general and administrative, and R&D, respectively. For the year ended December 31, 2012, charges (credits) of $4.9 million, $0.7 million, $0.6 million and ($27.5) million have been included in cost of sales, R&D, general and administrative and loss on asset sales and impairments, respectively, in the accompanying consolidated statement of operations.

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2013 and 2012 (in millions):

	Balance at December 31, 2012	Net transfers in to (out of) Level 3	Purchases and settlements, net	Net accretion and fair value adjustments	Foreign currency translation	Balance at December 31, 2013
Liabilities:
Contingent consideration obligations	$363.1	$(342.7)	$176.9	$9.7	$0.8	$207.8

	Balance at December 31, 2011	Net transfers in to (out of) Level 3	Purchases and settlements, net	Net accretion and fair value adjustments	Foreign currency translation	Balance at December 31, 2012
Liabilities:
Contingent consideration obligations	$181.6	$—	$197.3	$(21.3)	$5.5	$363.1

During the year ended December 31, 2013, the Company transferred to level 1 the contingent obligation for the Actavis Group earn-out ($335.8 million) and the Specifar Acquisition ($6.9 million). The Company recorded additional contingent consideration of $43.4 million and $146.1 million in connection with the Uteron Acquisition and the license agreement entered into with Medicines360, respectively, offset in part by contingent payments made to the Arrow Group selling shareholders based on the after-tax gross profits sales of atorvastatin. During the year ended December 31, 2012, the Company recorded contingent payments made to the Arrow Group selling shareholders based on the after-tax gross profits on sales of atorvastatin within the U.S. of $127.0 million. The Company recorded additional contingent consideration of $329.1 million in connection with Actavis Acquisition.

NOTE 21—Commitments and Contingencies

Legal Matters

Actavis plc and its affiliates are involved in various disputes, governmental and/or regulatory inspections, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the Company, its results of operations, financial condition and cash flows. The Company’s general practice is to expense legal fees as services are rendered in connection with legal matters, and to accrue for liabilities when losses are probable and reasonably estimable.

We evaluate, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that is accrued. As of December 31, 2013, our consolidated balance sheet includes accrued loss contingencies of approximately $260.0 million.

Our legal proceedings range from cases brought by a single plaintiff to mass tort actions and class actions with thousands of putative class members. These legal proceedings, as well as other matters, involve various aspects of our business and a variety of claims (including, but not limited to, qui tam actions, antitrust, product liability, breach of contract, securities, patent infringement and trade practices), some of which present novel factual allegations and/or unique legal theories. In addition, a number of the matters pending against us are at very early stages of the legal process (which in complex proceedings of the sort faced by us often extend for several years). As a result, some matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable us to estimate a range of possible loss. In those proceedings in which plaintiffs do request publicly quantified amounts of relief, we do not believe that the quantified amounts are meaningful because they are merely stated jurisdictional limits, exaggerated and/or unsupported by the evidence or applicable burdens of proof.

Antitrust Litigation

Actos® Litigation. On December 31, 2013 two putative class actions were filed in the federal district court (United Food and Commercial Workers Local 1776 & Participating Employers Health and Welfare Fund v. Takeda Pharmaceutical Co. Ltc. Et al., S.D.N.Y. Civ. No. 13-9244 and Crosby Tugs LLC v. Takeda Pharmaceuticals Co. Ltd., et al., S.D.N.Y. Civ. No. 13-9250) against Actavis plc and certain of its affiliates alleging that Watson Pharmaceuticals, Inc.’s (“Watson” now known as Actavis, Inc.) 2010 patent lawsuit settlement with Takeda Pharmaceutical, Co. Ltd. related to Actos® (pioglitazone hydrochloride and metformin “Actos®”) is unlawful. Several additional complaints have been filed (Fraternal Order of Police, Fort

Lauderdale Lodge 31, Insurance Trust Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-0116; International Union of Operating Engineers Local 132 Health & Welfare Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-0644; A.F. of L. – A.G.C. Building Trades Welfare Plan v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-1493; NECA-IBEW Welfare Trust Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-1661; Painters District Council No. 30 Health and Welfare Fund v. Takeda Pharmaceutical Co. Ltd., et al., N.D.Ill. Civ. No. 14-1601; City of Providence v. Takeda Pharmaceutical Co. Ltd., et al., D.R.I. Civ. No. 14-125; Minnesota and North Dakota Bricklayers and Allied Craftworkers Health Fund and Greater Metropolitan Hotel Employers-Employees Health and Welfare Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-1691; Local 17 Hospitality Benefit Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-1788; New England Electrical Workers Benefit Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-2424; Plumbers & Pipefitters Local 178 Health & Welfare Trust Fund v. Takeda Pharmaceutical Co. Ltd., Civ. No. 14-2378; Dennis Kreish v. Takeda Pharmaceutical Co. Ltd., et al., Civ. No. 14-2137; Man-U Service Contract Trust Fund and Teamsters Union Local 115 Health & Welfare Fund v. Takeda Pharmaceutical Co. Ltd., et al., Civ. No. 14-2846). The Company anticipates additional claims or lawsuits based on the same or similar allegations may be filed. Prior to the filing of the Painters District Council and City of Providence complaints, plaintiffs in the cases pending in federal court in New York filed a consolidated class action complaint. Plaintiffs in the Painters District Council and City of Providence cases subsequently voluntarily dismissed their complaints in Illinois and Rhode Island, respectively, and refiled their complaints in the Southern District of New York where all the cases have been referred to the same judge. Plaintiffs then filed a consolidated, amended complaint on May 20, 2014 (In re Actos End-Payor Antitrust Litigation, Civ. No. 13-9244). The amended complaint, asserted on behalf of a putative class of indirect purchaser plaintiffs, generally alleges an overall scheme that included Watson improperly delaying the launch of its generic version of Actos® in exchange for substantial payments from Takeda in violation of federal and state antitrust and consumer protection laws. The complaint seeks declaratory and injunctive relief and unspecified damages. Defendants filed motions to dismiss the consolidated amended complaint on July 11, 2014. Rather than oppose the motions to dismiss, plaintiffs amended their complaint on August 22, 2014. Defendants have until October 10, 2014 to respond to the newly amended complaint.

The Company believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Androgel® Litigation. On January 29, 2009, the U.S. Federal Trade Commission and the State of California filed a lawsuit in the United States District Court for the Central District of California (Federal Trade Commission, et. al. v. Watson Pharmaceuticals, Inc., et. al., USDC Case No. CV 09-00598) alleging that the September 2006 patent lawsuit settlement between Watson and Solvay Pharmaceuticals, Inc. (“Solvay”), related to AndroGel® 1% (testosterone gel) CIII is unlawful. The complaint generally alleged that Watson improperly delayed its launch of a generic version of Androgel® in exchange for Solvay’s agreement to permit Watson to co-promote Androgel® for consideration in excess of the fair value of the services provided by Watson, in violation of federal and state antitrust and consumer protection laws. The complaint sought equitable relief and civil penalties. On February 2 and 3, 2009, three separate lawsuits alleging similar claims were filed in the United States District Court for the Central District of California by various private plaintiffs purporting to represent certain classes of similarly situated claimants (Meijer, Inc., et. al., v. Unimed Pharmaceuticals, Inc., et. al., USDC Case No. EDCV 09-0215); (Rochester Drug Co-Operative, Inc. v. Unimed Pharmaceuticals Inc., et. al., Case No. EDCV 09-0226); (Louisiana Wholesale Drug Co. Inc. v. Unimed Pharmaceuticals Inc., et. al, Case No. EDCV 09-0228). On April 8, 2009, the Court transferred the government and private cases to the United States District Court for the Northern District of Georgia. On April 21, 2009 the State of California voluntarily dismissed its lawsuit against Watson without prejudice. The Federal Trade Commission and the private plaintiffs in the Northern District of Georgia filed amended complaints on May 28, 2009. The private plaintiffs amended their complaints to include allegations concerning conduct before the U.S. Patent and Trademark Office, conduct in connection with the listing of Solvay’s patent in the FDA “Orange Book,” and sham litigation. Additional actions alleging similar claims have been filed in various courts by other private plaintiffs purporting to represent certain classes of similarly situated direct or indirect purchasers of Androgel® (Stephen L. LaFrance Pharm., Inc. d/b/a SAJ Dist. v. Unimed Pharms., Inc., et al., D. NJ Civ. No. 09-1507); (Fraternal Order of Police, Fort Lauderdale Lodge 31, Insurance Trust Fund v. Unimed Pharms. Inc., et al., D. NJ Civ. No. 09-1856); (Scurto v. Unimed Pharms., Inc., et al., D. NJ Civ. No. 09-1900); (United Food and Commercial Workers Unions and Employers Midwest Health Benefits Fund v. Unimed Pharms., Inc., et al., D. MN Civ. No. 09-1168); (Rite Aid Corp. et al. v. Unimed Pharms., Inc. et al., M.D. PA Civ. No. 09-1153); (Walgreen Co., et al. v. Unimed Pharms., LLC, et al., MD. PA Civ. No. 09-1240); (Supervalu, Inc. v. Unimed Pharms., LLC, et al, ND. GA Civ. No. 10-1024); (LeGrand v. Unimed Pharms., Inc., et al., ND. GA Civ. No. 10-2883); (Jabo’s Pharmacy Inc. v. Solvay Pharmaceuticals, Inc., et al., Cocke County, TN Circuit Court Case No. 31,837). On April 20, 2009, Watson was dismissed without prejudice from the Stephen L. LaFrance action pending in the District of New Jersey. On October 5, 2009, the Judicial Panel on Multidistrict Litigation transferred all actions then pending outside of the United States District Court for the Northern District of Georgia to that district for consolidated pre-trial proceedings (In re: AndroGel® Antitrust Litigation (No. II), MDL Docket No. 2084), and all currently-pending related actions are presently before that court. On February 22, 2010, the judge presiding over all the consolidated litigations related to Androgel® then pending in the United States District Court for the Northern District of Georgia granted Watson’s motions to dismiss the complaints, except the portion of the private plaintiffs’ complaints that include allegations concerning sham litigation. Final judgment in favor of the defendants was entered in the Federal Trade Commission’s action on April 21, 2010. On April 25, 2012, the Court of Appeals affirmed the dismissal. On June 17, 2013, the Supreme Court issued a decision, holding that the settlements between brand and generic drug companies which include a payment from the brand company to the generic competitor must be evaluated under a “rule of reason” standard of review and ordered the case remanded (the “Supreme Court Androgel Decision”). On July 20, 2010, the plaintiff in the Fraternal Order of Police action filed an amended complaint adding allegations concerning conduct before the U.S. Patent and Trademark Office, conduct in connection with the listing of Solvay’s patent in the FDA’s “Orange Book,” and sham litigation similar to the claims raised in the direct purchaser actions. On October 28, 2010, the judge presiding over MDL 2084 entered an order pursuant to which the LeGrand action, filed on September 10, 2010, was consolidated for pretrial purposes with the other indirect purchaser class action as part of MDL 2084 and made subject to the Court’s February 22, 2010 order on the motion to dismiss. In February 2012, the direct and indirect purchaser plaintiffs and the defendants filed cross-motions for summary judgment, and on June 22, 2012, the indirect purchaser plaintiffs, including Fraternal Order of Police, LeGrand and HealthNet, filed a motion for leave to amend and consolidate their complaints. On September 28, 2012, the district court granted summary judgment in favor of the defendants on all outstanding claims. The plaintiffs then appealed. On September 12 and 13, 2013, respectively, the indirect purchaser plaintiffs and direct purchaser plaintiffs filed motions with the district court, asking the court for an indicative ruling that it would vacate its final order on the parties’ summary judgment motions and conduct further proceedings in light of the Supreme Court Androgel Decision, should the Court of Appeals remand the case to the district court. On October 23, 2013, the district court granted the motions. The court of appeals remanded the case back to the district court which has granted plaintiffs relief under Rule 60(b) of the Federal Rules of Civil Procedure, vacating the ruling from which plaintiffs appealed. On August 5, 2014, plaintiffs filed an amended complaint. The Company moved to dismiss the amended complaint on September 15, 2014.

The Company believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Cipro ® Litigation. Beginning in July 2000, a number of suits were filed against Watson and certain Company affiliates including The Rugby Group, Inc. (“Rugby”) in various state and federal courts alleging claims under various federal and state competition and consumer protection laws. Several plaintiffs have filed amended complaints and motions seeking class certification. Approximately 42 cases were filed against Watson, Rugby and other Company entities. Many of these actions have been dismissed. Actions remain pending in various state courts, including California, Kansas, Tennessee, and Florida. The actions generally allege that the defendants engaged in unlawful, anticompetitive conduct in connection with alleged agreements, entered into prior to Watson’s acquisition of Rugby from Sanofi Aventis (“Sanofi”), related to the development, manufacture and sale of the drug substance ciprofloxacin hydrochloride, the generic version of Bayer’s brand drug, Cipro®. The actions generally seek declaratory judgment, damages, injunctive relief, restitution and other relief on behalf of certain purported classes of individuals and other entities. The action pending in Kansas, which the court previously terminated administratively, has been reopened. Plaintiffs’ in that case moved for class certification on February 21, 2014; defendants’ filed opposition to the class certification motion on May 23, 2014. Class discovery ended on July 25, 2014 and plaintiffs filed reply briefs in support of certification on August 22, 2014. There has been no action in the cases pending in Florida and Tennessee since 2003. In the action pending in the California Superior Court for the County of San Diego (In re: Cipro Cases I & II, JCCP Proceeding Nos. 4154 & 4220), on July 21, 2004, the California Court of Appeal ruled that the majority of the plaintiffs would be permitted to pursue their claims as a class. On August 31, 2009, the California Superior Court granted defendants’ motion for summary judgment, and final judgment was entered on September 24, 2009. On October 31, 2011, the California Court of Appeal affirmed the Superior Court’s judgment. On December 13, 2011, the plaintiffs filed a petition for review in the California Supreme Court. On February 15, 2012, the California Supreme Court granted review. On September 12, 2012, the California Supreme Court entered a stay of all proceedings in the case pending a decision from the United States Supreme Court in the Federal Trade Commission v. Actavis matter involving Androgel, described above. The California Supreme Court lifted the stay on June 26, 2013 following the ruling by the United States Supreme Court. Plaintiffs and Bayer recently announced that they have reached an agreement to settle the claims pending against Bayer. Plaintiffs are continuing to pursue claims against the generic defendants, including Watson and Rugby. The remaining parties submitted letter briefs to the court regarding the impact of the Supreme Court Androgel Decision. Response briefs were submitted on February 14, 2014. Amicus briefs were submitted on March 18, 2014 and the parties filed responses to such briefs on April 24, 2014.

In addition to the pending actions, the Company understands that various state and federal agencies are investigating the allegations made in these actions. Sanofi has agreed to defend and indemnify Watson and its affiliates in connection with the claims and investigations arising from the conduct and agreements allegedly undertaken by Rugby and its affiliates prior to Watson’s acquisition of Rugby, and is currently controlling the defense of these actions.

Doryx Litigation. In July 2012, Mylan Pharmaceuticals Inc. (“Mylan”) filed a complaint against Warner Chilcott and Mayne Pharma International Pty. Ltd. (“Mayne”) in the U.S. District Court for the Eastern District of Pennsylvania alleging that Warner Chilcott and Mayne prevented or delayed Mylan’s generic competition to Warner Chilcott’s Doryx® products in violation of U.S. federal antitrust laws and tortiously interfered with Mylan’s prospective economic relationships under Pennsylvania state law. (Mylan Pharmaceuticals Inc. v. Warner Chilcott Public Limited Co., et al., E.D.Pa. No. 12-cv-03824). In the complaint, Mylan seeks unspecified treble and punitive damages and attorneys’ fees.

Following the filing of Mylan’s complaint, three putative class actions were filed against Warner Chilcott and Mayne by purported direct purchasers, and one putative class action was filed against Warner Chilcott and Mayne by purported indirect purchasers, each in the same court. On December 5, 2013 an additional complaint was filed by the International Union of Operating Engineers Local 132 Health and Welfare Fund and on May 9, 2014, Laborers’ Trust Fund for Northern California filed a complaint each on behalf of additional groups of purported indirect purchasers. Warner has moved to dismiss each of these new complaints. In each case the plaintiffs allege that they paid higher prices for Warner Chilcott’s Doryx® products as a result of Warner Chilcott’s and Mayne’s alleged actions preventing or delaying generic competition in violation of U.S. federal antitrust laws and/or state laws. Plaintiffs seek unspecified injunctive relief, treble damages and/or attorneys’ fees. The court consolidated the purported class actions and the action filed by Mylan and ordered that all the pending cases proceed on the same schedule.

On February 5, 2013, four retailers, including HEB Grocery, Safeway, Inc., Supervalu, Inc. and Walgreen Co., filed in the same court a civil antitrust complaint in their individual capacities against Warner Chilcott and

Mayne regarding Doryx®. (Walgreen Co., Safeway, Inc., Supervalu, Inc. and HEB Grocery Co, LP. v. Warner Chilcott Public Limited Co., et al., E.D.Pa. No. 13-cv-00658). On March 28, 2013, another retailer, Rite Aid, filed a similar complaint in the same court. (Rite Aid Corp. v. Warner Chilcott Public Limited Co., et al., E.D.Pa. No. 13-cv-01644). Both retailer complaints recite similar facts and assert similar legal claims for relief to those asserted in the related cases described above. Both retailer complaints have been consolidated with the cases described above.

Warner Chilcott and Mayne moved to dismiss the claims of Mylan, the direct purchasers, the indirect purchasers and the retailers. On November 21, 2012, the Federal Trade Commission filed with the court an amicus curiae brief supporting the plaintiffs’ theory of relief. On June 12, 2013, the court entered a denial, without prejudice, of Warner Chilcott and Mayne’s motions to dismiss. On November 13, 2013, Warner Chilcott and Mayne reached an agreement in principle to settle the claims of the Direct Purchaser Plaintiff class representatives for $15.0 million. On February 18, 2014 the court preliminarily approved the settlement and held a hearing for final approval on June 9, 2014. On April 18, 2014, Warner Chilcott and Mayne reached an agreement to settle the claims of the opt-out direct purchasers for $10.9 million. On May 29, 2014 Warner Chilcott and Mayne reached an agreement in principle to settle the claims of the Indirect Purchaser Plaintiff class representatives for $8.0 million. On July 11, 2014, the indirect purchaser plaintiffs filed a motion to approve the settlement with the court and on September 9, 2014 the court, after a hearing, issued an order preliminarily approving this settlement. The final fairness hearing on the indirect purchaser settlement is scheduled for January 7, 2015. Warner Chilcott and Mylan filed motions for summary judgment on March 10, 2014. On June 2, 2014, the court vacated the trial date. A new trial date has not been set.

The Company intends to vigorously defend its rights in the litigations. However, it is impossible to predict with certainty the outcome of any litigation, and the Company can offer no assurance as to when the lawsuits will be decided, whether the Company will be successful in its defense and whether any additional similar suits will be filed. The plaintiffs collectively seek approximately $1.2 billion in compensatory damages, which includes approximately $1.05 billion in purported damages of the Direct Purchaser Plaintiffs and opt-out direct purchaser plaintiffs with whom the company has settlements in principle. The Company believes these amounts are unfounded and without merit. However, any award of compensatory damages could be subject to trebling. If these claims are successful such claims could adversely affect the Company and could have a material adverse effect on the Company’s business, financial condition, results of operation and cash flows.

Lidoderm ® Litigation. On November 8, 2013, a putative class action was filed in the federal district court (Drogueria Betances, Inc. v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 13-06542) against Actavis, Inc. and certain of its affiliates alleging that Watson’s 2012 patent lawsuit settlement with Endo Pharmaceuticals, Inc. related to Lidoderm® (lidocaine transdermal patches, “Lidoderm®”) is unlawful. The complaint, asserted on behalf of putative classes of direct purchaser plaintiffs, generally alleges that Watson improperly delayed launching generic versions of Lidoderm® in exchange for substantial payments from Endo Pharmaceuticals in violation of federal and state antitrust and consumer protection laws. The complaint seeks declaratory and injunctive relief and damages. Additional lawsuits contain similar allegations have followed on behalf of putative classes of direct purchasers (Rochester Drug Cooperative, Inc. v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 13-7217; American Sales Co. LLC, v. Endo Pharmaceuticals, Inc., et al., M.D.Tenn. Civ. No. 14-0022; Cesar Castillo, Inc. v. Endo Pharmaceuticals, Inc., et al., M.D.Tenn. Civ. No. 14-0569) and suits filed on behalf of a putative class of end-payer plaintiffs (United Food and Commercial Workers Local 1776 & Participating Employers Health and Welfare Fund v.Teikoku Pharma USA, Inc., et al., N.D.Cal. Civ. No. 13-5257; Fraternal Order of Police, Fort Lauderdale Lodge 31, Insurance Trust Fund v. Teikoku Pharma USA, Inc., et al., N.D.Cal. Civ. No. 13-5280; City of Providence v. Teikoku Pharma USA, Inc., et al., D.R.I. Civ. No. 13-771; Greater Metropolitan Hotel Employers – Employees Health and Welfare Fund v. Endo Pharmaceuticals, Inc., et al., D.Minn. Civ. No. 13-3399; Pirelli Armstrong Retiree Medical Benefits Trust v. Teikoku Pharma USA, Inc., et al., M.D.Tenn. Civ. No. 13-1378; Plumbers and Pipefitters Local 178 Health and Welfare Trust Fund v. Teikoku Pharma USA, Inc., et al., N.D.Cal. Civ. No. 13-5938; Philadelphia Federation of Teachers Health and Welfare Fund v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 14-0057; International Association of Fire Fighters Local 22 Health & Welfare Fund v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 14-0092; Painters

District Council No. 30 Health and Welfare Fund v. Teikoku Pharma USA, Inc., et al., C.D.Cal. Civ. No. 14-0289; Local 17 Hospitality Benefit Fund v. Endo Pharmaceuticals, Inc., et al., N.D.Cal. Civ. No. 14-0503; Teamsters Local Union 115 Health and Welfare Fund v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 14-0772; Roller v. Endo Pharmaceuticals, Inc., et al., N.D.Cal. Civ. No. 14-0792; Welfare Plan of the International Union of Operation Engineers Locals 137, 137A, 137B, 137C, 137R v. Endo Pharmaceuticals, Inc., et al., M.D.Tenn. Civ. No. 13-1378; NECA-IBEW Welfare Trust v. Endo Pharmaceuticals, Inc., et al., N.D.Cal. Civ. No. 14-1141; Allied Services Division Welfare Fund v. Endo Pharmaceuticals USA Inc., et al., E.D.Pa. Civ. No. 14-1548; Irene Kampanis v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 14-1562). The Company anticipates additional claims or lawsuits based on the same or similar allegations may be filed. On December 23, 2013, plaintiffs in the United Food and Commercial Workers action filed a motion with the JPML to have all the Lidoderm® antitrust cases consolidated in the Northern District of California. Plaintiffs in several of the other actions filed objections and argued for consolidation in districts where their suits were filed. The motion was heard by the JPML at a hearing on March 27, 2014 and on April 3, 2014 the JPML consolidated the cases in the Northern District of California. (In re Lidoderm Antitrust Litigation, N.D. Cal., MDL No. 14-2521). An initial case conference was held on May 9, 2014 after which the court issued a schedule order. Pursuant to that order, on June 13, 2014 the direct and indirect purchaser plaintiffs filed amended and consolidated complaints. The defendants thereafter filed a joint motion to dismiss on July 28, 2014. Plaintiffs filed their opposition to the joint motion on September 8, 2014. Defendants will have until October 14, 2014 to submit a reply.

The Company believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Loestrin ® 24 Litigation. On April 5, 2013, two putative class actions were filed in the federal district court (New York Hotel Trades Council & Hotel Assoc. of New York City, Inc. Health Benefits Fund v. Warner Chilcott Pub. Ltd. Co., et al., D.N.J., Civ. No. 13-02178, and United Food and Commercial Workers Local 1776 & Participating Employers Health and Welfare Fund v. Warner Chilcott (US), LLC, et al., E.D.Pa., No. 13-01807) against Actavis, Inc. and certain affiliates alleging that Watson’s 2009 patent lawsuit settlement with Warner Chilcott related to Loestrin® 24 Fe (norethindrone acetate/ethinyl estradiol tablets and ferrous fumarate tablets, “Loestrin® 24”) is unlawful. The complaints, both asserted on behalf of putative classes of end-payors, generally allege that Watson and another generic manufacturer improperly delayed launching generic versions of Loestrin® 24 in exchange for substantial payments from Warner Chilcott, which at the time was an unrelated company, in violation of federal and state antitrust and consumer protection laws. The complaints each seek declaratory and injunctive relief and damages. On April 15, 2013, the plaintiff in New York Hotel Trades withdrew its complaint and, on April 16, 2013, refiled it in the federal court for the Eastern District of Pennsylvania (New York Hotel Trades Council & Hotel Assoc. of New York City, Inc. Health Benefits Fund v. Warner Chilcott Public Ltd. Co., et al., E.D.Pa., Civ. No. 13-02000). Additional complaints have been filed by different plaintiffs seeking to represent the same putative class of end-payors (A.F. of L. – A.G.C. Building Trades Welfare Plan v. Warner Chilcott, et al., D.N.J. 13-02456, Fraternal Order of Police, Fort Lauderdale Lodge 31, Insurance Trust Fund v. Warner Chilcott Public Ltd. Co., et al., E.D.Pa. Civ. No. 13-02014). Electrical Workers 242 and 294 Health & Welfare Fund v. Warner Chilcott Public Ltd. Co., et al., E.D.Pa. Civ. No. 13-2862 and City of Providence v. Warner Chilcott Public Ltd. Co., et al., D.R.I. Civ. No. 13-307). In addition to the end-payor suits, two lawsuits have been filed on behalf of a class of direct payors (American Sales Company, LLC v. Warner Chilcott Public Ltd., Co. et al., D.R.I. Civ. No. 12-347 and Rochester Drug Co-Operative Inc., v. Warner Chilcott (US), LLC, et al., E.D.Pa. Civ. No. 13-133476). On June 18, 2013, defendants filed a motion with the Judicial Panel on Multidistrict Litigation (“JPML”) to consolidate these cases in one federal district court. After a hearing on September 26, 2013, the JPML issued an order conditionally transferring all related Loestrin® 24 cases to the federal court for the District of Rhode Island. (In re Loestrin 24 Fe Antitrust Litigation, D.R.I. MDL No. 13-2472). A preliminary hearing was held on November 4, 2013 after which an amended, consolidated complaint was filed on December 6, 2013. On February 6, 2014, the Company filed a motion to dismiss the direct and indirect purchaser plaintiffs’ complaints. Plaintiffs’ filed oppositions to the motion on March 24, 2014 and the Company filed its responses on April 23, 2014. A hearing was held on June 27, 2014 on the motion to dismiss and on September 4, 2014, the court granted the motion. The Company has until October 20, 2014 to respond to a complaint that was filed on February 25, 2014 by a group of opt-out direct purchaser plaintiffs. The court had previously ruled that responses to the opt-out’s complaint would not be due until 45 days after it ruled on the then pending motions to dismiss. If the court denies the pending motions, the Company anticipates additional claims or lawsuits based on the same or similar allegations may be filed. The consolidated case is still in its early stages and discovery has not yet begun on either the class allegations or merits. The Company anticipates additional claims or lawsuits based on the same or similar allegations.

NamendaXR. On September 15, 2014, the State of New York, through the Office of the Attorney General of the State of New York filed a lawsuit in the United States District Court for the Southern District of New York (The People of the State of New York v. Actavis, PLC, et al., Civ. No. 14-7473) alleging that Forest is acting to prevent or delay generic competition to Forest’s immediate-release product Namenda in violation of federal and New York antitrust laws and committed other fraudulent acts in connection with its commercial plans for NamendaXR. Previously, the Attorney General’s office had issued a subpoena for records relating to NamendaXR and Namenda to which Forest was responding. In the complaint, the state seeks unspecified monetary damages and injunctive relief. On September 24, 2014, the state filed a motion for a preliminary injunction prohibiting Forest from discontinuing or otherwise limiting the availability of immediate-release Namenda until the conclusion of the litigation. Forest’s opposition to the injunction is due October 20, 2014.

The Company believes it has substantial meritorious defenses and intends to defend both its brand and generic defendant entities vigorously. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Commercial Litigation

Celexa ®/Lexapro® Class Actions. Forest and certain of its affiliates are defendants in three federal court actions filed on behalf of individuals who purchased Celexa® and/or Lexapro® for pediatric use, all of which have been consolidated for pretrial purposes in a Multi-District Litigation (“MDL”) proceeding in the U.S. District Court for the District of Massachusetts under the caption “In re Celexa and Lexapro Marketing and Sales Practices Litigation.” These actions, two of which were originally filed as putative nationwide class actions, and one of which is a putative California-wide class action, allege that Forest marketed Celexa® and/or Lexapro® for off-label pediatric use and paid illegal kickbacks to physicians to induce prescriptions of Celexa® and Lexapro®. The complaints assert various similar claims, including claims under the Missouri and California consumer protection statutes, respectively, and state common laws. On February 5, 2013, the district judge overseeing the MDL denied all plaintiffs’ motions for class certification. On February 18, 2013, the plaintiff in the California action filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the First Circuit. On April 16, 2013, the First Circuit denied the petition. On April 30, 2013, plaintiffs in the other two actions filed an Amended Complaint seeking to certify state-wide class actions in Illinois, Missouri, and New York under those states’ consumer protection statutes. On January 13, 2014, the district judge denied plaintiffs’ motion with respect to the proposed Illinois and New York classes and allowed it with respect to the proposed Missouri class. We filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the First Circuit on January 27, 2014. On March 12, 2014, we reached agreement with the MDL plaintiffs to settle the Missouri class claims, including claim by both individuals and third party payors that purchased Celexa® or Lexapro® for use by a minor from 1998 to December 31, 2013. In exchange for a release from class members, Forest will pay $7.65 million into a fund that will cover (1) the settlement benefits paid to class members, (2) administration costs, (3) incentive awards to be paid to the representative plaintiffs, and (4) attorneys’ fees and costs. If valid claims are greater than $4.215 million, Forest will pay up to $2.7 million more to pay for the additional valid claims (the total settlement payment shall not exceed $10.35 million). The district court judge preliminarily approved the settlement on March 14, 2014 and issued an order enjoining all class members and other persons from litigating claims relating to those covered by the settlement. On September 8, 2014, the court granted final approval for the settlement.

On May 3, 2013, another action was filed in the U.S. District Court for the Central District of California on behalf of individuals who purchased Lexapro® for adolescent use, seeking to certify a state-wide class action in California and alleging that our promotion of Lexapro® for adolescent depression has been deceptive. This action was transferred to the MDL mentioned in the preceding paragraph and, on July 29, 2013, we moved to dismiss the complaint. The district court judge granted Forest’s motion to dismiss on March 5, 2014. Plaintiff filed a Notice of Appeal with the U.S. Court of Appeals for the First Circuit on March 17, 2014 and filed its appeal brief on July 24, 2014. Forest filed its opposition brief on August 25, 2014.

On November 13, 2013, another action was filed in the U.S. District Court for the District of Minnesota seeking to certify a nationwide class of third-party payor entities that purchased Celexa® and Lexapro® for pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, alleging that Forest engaged in an off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa® and Lexapro®. This action was transferred to the MDL mentioned in the preceding paragraphs, and we filed a motion to dismiss the complaint on January 15, 2014. On February 5, 2014, the plaintiffs voluntarily dismissed the complaint and filed a First Amended Complaint, which, among other things, added claims on behalf of a Minnesota class of entities and consumers under Minnesota’s consumer protection statutes. We filed a motion to dismiss the First Amended Complaint on April 9, 2014. A motion hearing has been scheduled for October 1, 2014.

On March 13, 2014, an action was filed in the U.S. District Court for the District of Massachusetts by two third-party payors seeking to certify a nationwide class of persons and entities that purchased Celexa® and Lexapro® for use by pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, state consumer protection statutes, and state common laws, alleging that Forest engaged in an off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa® and Lexapro®. This action was filed as a related action to the action described above in the preceding paragraph. We filed a motion to dismiss the complaint on April 30, 2014. A motion hearing has been scheduled for October 1, 2014.

On August 28, 2014, an action was filed in the U.S. District Court for the Western District of Washington (Civ. No. 14-1339) seeking to certify a nationwide class of consumers and subclasses of Washington and Massachusetts consumers that purchased Celexa® and Lexapro® for pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, alleging that Forest engaged in off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa® and Lexapro®.

We intend to continue to vigorously defend against these actions. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Forest and certain of its affiliates are also named as defendants in two actions filed on behalf of entities or individuals who purchased or reimbursed certain purchases of Celexa® and Lexapro® for pediatric use pending in the Missouri Circuit Court, Twenty-Second Judicial Circuit, and arising from similar allegations as those contained in the federal actions described in the preceding paragraphs. The first action, filed on November 6, 2009 under the caption “St. Louis Labor Healthcare Network et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.,” is brought by two entities that purchased or reimbursed certain purchases of Celexa® and/or Lexapro®. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys’ fees. We have reached an agreement with the plaintiffs to resolve this action for payments that are not material to our financial condition or results of operations. The second action, filed on July 22, 2009 under the caption “Crawford v. Forest Pharmaceuticals, Inc.,” and now known as “Luster v. Forest Pharmaceuticals, Inc.,” is a putative class action on behalf of a class of Missouri citizens who purchased Celexa® for pediatric use. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys’ fees. In October 2010, the court certified a class of Missouri domiciliary citizens who purchased Celexa® for pediatric use at any time prior to the date of the class certification order, but who do not have a claim for personal injury. On

December 9, 2013, we filed a motion for summary judgment, which was argued on January 8, 2014. On February 21, 2014, we filed a motion to de-certify the class. Decisions on these motions are pending. On March 12, 2014, we informed the judge of the MDL Missouri class settlement described above, including that the federal class encompasses the members of the certified Missouri class in Luster. At a status conference on April 2, 2014 the parties agreed that the action is stayed in light of the injunction contained in the MDL Preliminary Approval Order, described above. We intend to continue to vigorously defend against this action. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Columbia Laboratories, Inc. Securities Litigation. On June 8, 2012, Watson and certain of its officers were named as defendants in a consolidated amended class action complaint filed in the United States District Court for the District of New Jersey (In re: Columbia Laboratories, Inc. Securities Litigation, Case No. CV 12-614) by a putative class of Columbia Laboratories’ stock purchasers. The amended complaint generally alleges that between December 6, 2010 and January 20, 2012, Watson and certain of its officers, as well as Columbia Laboratories and certain of its officers, made false and misleading statements regarding the likelihood of Columbia Laboratories obtaining FDA approval of Prochieve® progesterone gel, Columbia Laboratories’ developmental drug for prevention of preterm birth. Watson licensed the rights to Prochieve® from Columbia Laboratories in July 2010. The amended complaint further alleges that the defendants failed to disclose material information concerning the statistical analysis of the clinical studies performed by Columbia Laboratories in connection with its pursuit of FDA approval of Prochieve®. The complaint seeks unspecified damages. On August 14, 2012, the defendants filed a motion to dismiss all of the claims in the amended complaint, which the court granted on June 11, 2013. Plaintiffs filed a second amended complaint on July 11, 2013. Defendants filed motions to dismiss the second amended complaint on August 9, 2013. On October 21, 2013, the court granted the motion to dismiss the second amended complaint. In ruling on the motion to dismiss, the court also ruled that if the plaintiffs seek to further amend the complaint, they must file a motion within thirty days seeking permission to do so. On December 20, 2013, plaintiffs filed a notice of appeal on the district court’s motion to dismiss ruling and filed their opening appellate brief on March 20, 2014. Respondents’ briefs in the appeal were filed on April 9, 2014. The oral argument on the appeal likely will be held during the week of November 17, 2014. The Company believes it has substantial meritorious defenses and it intends to defend itself vigorously. Additionally, the Company maintains insurance to provide coverage for the claims alleged in the action. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. The action, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Forest Laboratories Securities Litigation. In February and March 2014, nine putative stockholder class actions were brought against Forest, Forest’s directors, Actavis plc, and certain of Actavis’s affiliates. Four actions were filed in the Delaware Court of Chancery and have been consolidated under the caption “In re Forest Laboratories, Inc. Stockholders Litigation” (the “Delaware Action”). Five actions were filed in New York State Supreme Court and have been consolidated under the caption “Turberg v. Forest Laboratories, Inc. et al.” (the “New York Action”). On April 4 and May 5, 2014, respectively, the Delaware and New York plaintiffs filed consolidated amended complaints in their respective jurisdictions. The amended complaints seek, among other remedies, to enjoin Actavis’s proposed acquisition of Forest or damages in the event the transaction closes. The complaints generally allege, among other things, that the members of the Forest Board of Directors breached their fiduciary duties by agreeing to sell Forest for inadequate consideration and pursuant to an inadequate process, and that the disclosure document fails to disclose allegedly material information about the transaction. The complaints also allege that Actavis, and certain of its affiliates, aided and abetted these alleged breaches. On May 28, 2014, the defendants reached an agreement in principle with plaintiffs in the Delaware Action and the New York Action regarding a settlement of both Actions, and that agreement is reflected in a memorandum of understanding. In connection with the settlement contemplated by the memorandum of understanding, Forest agreed to make certain additional disclosures related to the proposed transaction with Actavis, which are contained in a Form 8-K filed May 28, 2014. The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Delaware Court of Chancery will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed transaction, the merger agreement, and any disclosure made in connection therewith, including in the Definitive Joint Proxy Statement/Prospectus, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties contemplate that the parties shall negotiate in good faith regarding the amount of attorneys’ fees and expenses that shall be paid to plaintiffs’ counsel in connection with the Actions. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Delaware Court of Chancery will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Furiex Securities Litigation. In May 2014, four putative stockholder class actions were brought against Forest, Furiex Pharmaceuticals, Inc. (“Furiex”), and Furiex’s board of directors. Two actions were brought in the Delaware Court of Chancery under the captions “Steven Kollman v. Furiex Pharmaceuticals, Inc. et al.” and “Donald Powell v. Furiex Pharmaceuticals, Inc. et al.” (the “Delaware Actions”). Two actions were brought in North Carolina state court under the captions “Walter Nakatsukasa v. Furiex Pharmaceuticals, Inc. et al.” and “Christopher Shinneman v. Furiex Pharmaceuticals, Inc. et al.” (the “North Carolina Actions”). These actions alleged, among other things, that the members of the Furiex Board of Directors breached their fiduciary duties by agreeing to sell Furiex for inadequate consideration and pursuant to an inadequate process. These actions also alleged that Forest aided and abetted these alleged breaches. These actions sought class certification, to enjoin the proposed acquisition of Furiex, and an award of unspecified damages, attorneys’ fees, experts’ fees, and other costs. The Kollman and Nakatsukasa actions also sought recission of the acquisition and unspecified recissory damages if the acquisition was completed. On June 23, 2014, the defendants reached an agreement in principle with plaintiffs in the Delaware Actions and the North Carolina Actions regarding a settlement of all four actions, and that agreement is reflected in a memorandum of understanding. In connection with the settlement contemplated by the memorandum of understanding, Furiex agreed to make certain additional disclosures related to the proposed transaction with us, which are contained in a Form DEFA14A filed June 23, 2014. The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the North Carolina state court will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all four actions that were or could have been brought challenging any aspect of the proposed transaction and any disclosure made in connection therewith, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties contemplate that the parties shall negotiate in good faith regarding the amount of attorneys’ fees and expenses that shall be paid to plaintiffs’ counsel in connection with the actions. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the North Carolina state court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Telephone Consumer Protection Act Litigation – Medical West Ballas Pharmacy, LTD, et al. v. Anda, Inc., (Circuit Court of the County of St. Louis, State of Missouri, Case No. 08SL-CC00257). In January 2008, Medical West Ballas Pharmacy, LTD, filed a putative class action complaint against Anda, Inc. (“Anda”), a subsidiary of the Company, alleging conversion and alleged violations of the Telephone Consumer Protection Act (“TCPA”) and Missouri Consumer Fraud and Deceptive Business Practices Act. In April 2008, plaintiff filed an amended complaint substituting Anda as the defendant. The amended complaint alleges that by sending unsolicited facsimile advertisements, Anda misappropriated the class members’ paper, toner, ink and employee time when they received the alleged unsolicited faxes, and that the alleged unsolicited facsimile advertisements were sent to the plaintiff in violation of the TCPA and Missouri Consumer Fraud and Deceptive Business Practices Act. The TCPA allows recovery of minimum statutory damages of $500 per violation, which can be trebled if the violations are found to be willful. The complaint seeks to assert class action claims on behalf of the plaintiff and other similarly situated third parties. In April 2008, Anda filed an answer to the amended complaint, denying the allegations. In November 2009, the court granted plaintiff’s motion to expand the proposed class of plaintiffs from individuals for which Anda lacked evidence of express permission or an established business relationship to “All persons who on or after four years prior to the filing of this action, were sent telephone facsimile messages advertising pharmaceutical drugs and products by or on behalf of Defendant.” In November 2010, the plaintiff filed a second amended complaint further expanding the definition and scope of the proposed class of plaintiffs. On December 2, 2010, Anda filed a motion to dismiss claims the plaintiff is seeking to assert on behalf of putative class members who expressly consented or agreed to receive faxes from Defendant, or in the alternative, to stay the court proceedings pending resolution of Anda’s petition to the Federal Communications Commission (“FCC”) (discussed below). On April 11, 2011, the court denied the motion. On May 19, 2011, the plaintiff’s filed their motion seeking certification of a class of entities with Missouri telephone numbers who were sent Anda faxes for the period January 2004 through January 2008. The motion has been briefed. However, the court granted Anda’s motion to vacate the class certification hearing until similar issues are resolved in either or both the pending Nack litigation or with the FCC Petition, both of which are described in more detail below. No trial date has been set in the matter.

On May 1, 2012, an additional action under the TCPA was filed by Physicians Healthsource, Inc., purportedly on behalf of the “end users of the fax numbers in the United States but outside Missouri to which faxes advertising pharmaceutical products for sale by Anda were sent.” (Physicians Healthsource Inc. v. Anda Inc. S.D. Fla., Civ. No. 12-60798). On July 10, 2012, Anda filed its answer and affirmative defenses. The parties filed a joint motion to stay the action pending the resolution of the FCC Petition and the FCC’s recently filed Public Notice, described below, which the court granted, staying the action for sixty days. On April 17, 2014 following the expiration of the sixty day period, the court lifted the stay but reentered it sua sponte on May 23, 2014.

Several issues raised in plaintiff’s motion for class certification in the Medical West matter were addressed by the Eighth Circuit Court of Appeals in an unrelated case to which Anda is not a party, Nack v. Walburg, No. 11-1460. Nack concerned whether there is a private right of action for failing to include any opt-out notice on faxes sent with express permission, contrary to a FCC regulation that requires such notice on fax advertisements. The Eighth Circuit granted Anda leave to file an amicus brief and to participate during oral argument in the matter, which was held on September 19, 2012. In its ruling, issued May 21, 2013, the Eighth Circuit held that Walburg’s arguments on appeal amounted to challenges to the FCC’s regulation and that the court lacked jurisdiction to entertain such challenges pursuant to the Hobbs Act and it would otherwise not decide any similar challenges without the benefit of full participation by the FCC. The defendant in Nack has filed a petition for certiorari with the United States Supreme Court.

In a related matter, on November 30, 2010, Anda filed a petition with the FCC, asking the FCC to clarify the statutory basis for its regulation requiring “opt-out” language on faxes sent with express permission of the recipient (the “FCC Petition”). On May 2, 2012, the Consumer & Governmental Affairs Bureau of the FCC dismissed the FCC Petition. On May 14, 2012, Anda filed an application for review of the Bureau’s dismissal by the full Commission, requesting the FCC to vacate the dismissal and grant the relief sought in the FCC Petition. The FCC has not ruled on the application for review. On June 27, 2013, Forest filed a Petition for Declaratory Ruling with the FCC requesting that the FCC find that (1) the faxes at issue in the action complied, or substantially complied with the FCC regulation, and thus did not violate it, or (2) the FCC regulation was not properly promulgated under the TCPA. On January 31, 2014, the FCC issued a Public Notice seeking comment on several other recently-filed petitions, all similar to the one Anda filed in 2010. Anda was one of several parties that submitted comments on the Public Notice. Anda believes it has substantial meritorious defenses to the putative class actions brought under the TCPA, and intends to defend the actions vigorously. However, these actions, if successful, could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

In October 2012, Forest and certain of its affiliates were named as a defendant, along with The Peer Group, Inc. (“TPG”), in a putative class action brought by the St. Louis Heart Center (“SLHC”) under the caption “St. Louis Heart Center, Inc. v. Forest Pharmaceuticals, Inc. and The Peer Group, Inc.” The action is now pending in the U.S. District Court for the Eastern District of Missouri. On May 17, 2013, SLHC filed a Fourth Amended Complaint, alleging that Forest and TPG violated the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005, 47 U.S.C. § 227 (“TCPA”), on behalf of a proposed class that includes all persons who, from four years prior to the filing of the action, were sent telephone facsimile messages of material advertising the commercial availability of any property, goods, or services by or on behalf of defendants, which did not display an opt-out notice compliant with a certain regulation promulgated by the Federal Communications Commission (“FCC”). The Fourth Amended Complaint seeks $500 for each alleged violation of the TCPA, treble damages if the Court finds the violations to be willful, knowing or intentional, interest, and injunctive and other relief. On July 17, 2013, the district court granted Forest’s motion to stay the action pending the administrative proceeding initiated by the pending FCC Petitions, including any appeal therefrom. We intend to continue to vigorously defend against this action. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Mezzion Declaratory Judgment Action. On April 8, 2014, Warner Chilcott Company, LLC filed a declaratory judgment action against Mezzion Pharma Co. Ltd. (“Mezzion”), a Korean pharmaceutical company formerly known as Dong-A PharmaTech Co. Ltd. (Warner Chilcott Company, LLC v. Mezzion Pharma Co. Ltd., N.Y. Sup. Ct., Case No. 14-651094). The suit was filed to protect Warner Chilcott Company, LLC’s rights and interests under an exclusive license and distribution agreement, involving Mezzion’s product udenafil that is used to treat erectile dysfunction and benign prostate hyperplasia. The parties first executed the agreement in 2008 and later amended it 2010. On February 14, 2014, Mezzion sent a notice a breach letter to Warner Chilcott Company, LLC alleging that Warner Chilcott had failed to use commercially reasonable efforts to develop and commercialize the product for the U.S. and Canadian markets. In its notice letter, Mezzion threatened to terminate the exclusive license and distribution agreement as a result of Warner Chilcott’s purported breaches. Warner Chilcott believes that it has not breached the agreement and will prevail in the declaratory judgment action. On June 2, 2014, Mezzion filed an answer and asserted counterclaims against the Company. The Company filed its answer to the counterclaims on July 14, 2014. The litigation is still in its early stages and the parties are beginning to work on discovery matters. The Company intends to pursue its claims against Mezzion and believes it has substantial meritorious defenses to Mezzion’s counterclaims and it intends to defend itself vigorously. Litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. However, this action, if unsuccessful, could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

West Virginia Prescription Drug Abuse Litigation. On June 26, 2012, the State of West Virginia filed a lawsuit against multiple distributors of prescription drugs, including Anda, Inc., a subsidiary of the Company (State of West Virginia v. Amerisourcebergen Drug Corporation, et. al., Boone County Circuit Court Civil Case No. 12-C-141). The complaint generally alleges that the defendants distributed prescription drugs in West Virginia in violation of state statutes, regulation and common law. The complaint seeks injunctive relief and unspecified damages and penalties. On July 26, 2012, a co-defendant removed the case to the federal court for the Southern District of West Virginia. On March 27, 2013, the court granted plaintiff’s motion to remand the case to state court. On January 3, 2014, plaintiff filed an amended complaint which the defendants moved to dismiss on February 14, 2014. Oral argument on the motion to dismiss was held on June 5, 2014. The case is in its preliminary stages and the Company believes it has substantial meritorious defenses to the claims alleged. However, an adverse determination in the case could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Prescription Drug Abuse Litigation. On May 21, 2014, California counties Santa Clara and Orange filed a lawsuit on behalf of the State of California against several pharmaceutical manufacturers. Plaintiffs named Actavis plc in the suit. (The People of the State of California v. Purdue Pharam L.P., et al, CA Super. Ct., Civil Case No. 30-2014-00725287) (“California Action”). The California plaintiffs filed an amended complaint on June 9, 2014. On July 11, 2014, co-defendant Teva Pharmaceuticals removed the case to the federal court for the Central District of California (Civ. No. 14-1080). The California plaintiffs moved to remand the case to state court on August 11, 2014. Defendants filed an opposition to the remand motion on September 19, 2014. On June 2, 2014, the City of Chicago also filed a complaint against the same set of defendants, including Actavis plc, that were sued in the California Action. Co-defendants Janssen Pharmaceuticals and Endo Pharmaceuticals removed the City of Chicago’s complaint to the federal court for the Northern District of Illinois (Civ. No. 14-4361). On June 16, 2014, the City of Chicago moved to have the case remanded to state court but later withdrew its remand motion. Defendants filed motions to dismiss the complaint on August 29, 2014. Both complaints allege that the manufacturer defendants engaged in a deceptive campaign to promote their products in violation of state and local laws. Each of the complaints seeks unspecified monetary damages and penalties and the California Action also seeks injunctive relief. The Company believes it has several meritorious defenses to the claims alleged. However, an adverse determination in these actions could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Employment Litigation

In July 2012, Forest and certain of its affiliates were named as defendants in an action brought by Megan Barrett, Lindsey Houser, Jennifer Jones, and Jennifer Seard, former Company Sales Representatives, in the U.S. District Court for the Southern District of New York under the caption “Megan Barrett et al. v. Forest Laboratories Inc. and Forest Pharmaceuticals, Inc.” In November 2012, Plaintiffs amended the complaint, adding six additional plaintiffs: Kimberly Clinton, Erin Eckenrode, Julie Smyth, Marie Avila, Andrea Harley, and Christy Lowder, all of whom alleged that they were current or former Company Sales Representatives or Specialty Sales Representatives. In March 2013, Plaintiffs filed a Second Amended Complaint, adding one additional plaintiff: Tracy Le, a now-former Company Sales Representative. The action is a putative class and collective action, and the Second Amended Complaint alleges class claims under Title VII for gender discrimination with respect to pay and promotions, as well as discrimination on the basis of pregnancy, and a collective action claim under the Equal Pay Act. The proposed Title VII gender class includes all current and former female Sales Representatives (defined to include Territory Sales Representatives, Field Sales Representatives, Medical Sales Representatives, Professional Sales Representatives, Specialty Sales Representatives, Field Sales Trainers, and Regional Sales Trainers) employed by the Company throughout the U.S. from 2008 to the date of judgment, and the proposed Title VII pregnancy sub-class includes all current and former female Sales Representatives who have been, are, or will become pregnant while employed by the Company throughout the U.S. from 2008 to the date of judgment. The proposed Equal Pay Act collective action class includes current, former, and future female Sales Representatives who were not compensated equally to similarly-situated male employees during the applicable liability period. The Second Amended Complaint also includes non-class claims on behalf of certain of the named Plaintiffs for sexual harassment and retaliation under Title VII, and for violations of the Family and Medical Leave Act. We filed a motion to dismiss certain claims on April 29, 2013, which was argued on January 16, 2014. On August 14, 2014, the court issued a decision on the motion granting it in part and denying it in part, striking the plaintiffs’ proposed class definition and instead limiting the proposed class to a smaller set of potential class members and dismissing certain of the individual plaintiffs’ claims. We intend to continue to vigorously defend against this action. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

FDA Litigation

In May 2002, Company subsidiary Watson Laboratories, Inc. reached an agreement with the FDA on the terms of a consent decree with respect to its Corona, California manufacturing facility. The court approved the consent decree on May 13, 2002 (United States of America v. Watson Laboratories, Inc., et. al., United States

District Court for the Central District of California, EDCV-02-412-VAP). The consent decree applies only to the Company’s Corona, California facility and not other manufacturing sites. The decree requires that the Corona, California facility complies with the FDA’s current Good Manufacturing Practices (“cGMP”) regulations.

Pursuant to the agreement, the Company hired an independent expert to conduct inspections of the Corona facility at least once each year. In February 2014 the independent expert concluded its most recent inspection of the Corona facility. At the conclusion of the inspection, the independent expert reported its opinion to the FDA that, based on the findings of the audit of the facility, the FDA’s applicable cGMP requirements, applicable FDA regulatory guidance, and the collective knowledge, education, qualifications and experience of the expert’s auditors and reviewers, the systems at the Corona facility audited and evaluated by the expert are in compliance with the FDA’s cGMP regulations. However, the FDA is not required to accept or agree with the independent expert’s opinion. The FDA has conducted periodic inspections of the Corona facility since the entry of the consent decree, and concluded its most recent general cGMP inspection in April 2014. At the conclusion of the inspection, the FDA inspectors issued a Form 483 to the facility identifying certain observations concerning the instances where the facility failed to follow cGMP regulations. The facility recently responded to the Form 483 observations. If in the future, the FDA determines that, with respect to its Corona facility, the Company has failed to comply with the consent decree or FDA regulations, including cGMPs, or has failed to adequately address the FDA’s inspectional observations, the consent decree allows the FDA to order a variety of actions to remedy the deficiencies. These actions could include ceasing manufacturing and related operations at the Corona facility, and recalling affected products. Such actions, if taken by the FDA, could have a material adverse effect on the Company, its results of operations, financial position and cash flows.

Patent Litigation

Patent Enforcement Matters

Actonel Once-a-Month. In August 2008, December 2008 and January 2009, Procter & Gamble’s global branded pharmaceutical business (“PGP”) and Hoffman-La Roche Inc. (“Roche”) received Paragraph IV certification notice letters from Teva Pharmaceutical Industries, Ltd. (together with its subsidiaries “Teva”), Sun Pharma Global, Inc. (“Sun”) and Apotex Inc. and Apotex Corp. (together “Apotex”), respectively, indicating that each such company had submitted to the FDA an Abbreviated New Drug Application (“ANDA”) seeking approval to manufacture and sell generic versions of the Actonel® 150 mg product (“Actonel® OaM”). The notice letters contended that Roche’s U.S. Patent No. 7,192,938 (the “’938 Patent”), a method patent expiring in November 2023 (including a 6-month pediatric extension of regulatory exclusivity) which Roche licensed to PGP with respect to Actonel® OaM, was invalid, unenforceable or not infringed. PGP and Roche filed patent infringement suits against Teva in September 2008 (Procter & Gamble Co. et al. v. Teva Pharms. USA, Inc., Case No. 08-cv-627), Sun in January 2009 (Procter & Gamble Co. et al. v. Sun Pharma Global, Inc., Case No. 09-cv-061) and Apotex in March 2009 (Procter & Gamble Co. et al. v. Apotex Inc. et al., Case No. 09-cv-143) in the U.S. District Court for the District of Delaware charging each with infringement of the ‘938 Patent. The lawsuits resulted in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of PGP’s and Roche’s receipt of notice, subject to the prior resolution of the matters before the court. The stay of approval of each of Teva’s, Sun’s and Apotex’s ANDAs has expired, and the FDA has tentatively approved Teva’s ANDA with respect to Actonel® OaM. However, none of the defendants challenged the validity of the underlying U.S. Patent No. 5,583,122 (the “’122 Patent”), which covers all of the Actonel® products, including Actonel® OaM, and did not expire until June 2014 (including a 6-month pediatric extension of regulatory exclusivity). As a result, the defendants were not permitted to market their proposed generic versions of Actonel® OaM prior to June 2014.

On February 24, 2010, Warner Chilcott and Roche received a Paragraph IV certification notice letter from Mylan indicating that it had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Actonel® OaM. The notice letter contends that the ‘938 Patent, which expires in November 2023 and covers Actonel® OaM, is invalid and/or will not be infringed. Warner Chilcott and Roche filed a patent suit against Mylan in April 2010 in the U.S. District Court for the District of Delaware charging Mylan with infringement of the ‘938 Patent based on its proposed generic version of Actonel® OaM (Procter & Gamble Co. et al. v. Mylan Pharms. Inc., Case No. 10-cv-285). The lawsuit resulted in a stay of FDA approval of Mylan’s ANDA for 30 months from the date of Warner Chilcott’s and Roche’s receipt of notice, subject to prior resolution of the matter before the court. The stay of approval of Mylan’s ANDA has now expired. Mylan did not challenge the validity of the underlying ‘122 Patent, which expired in June 2014 (including a 6-month pediatric extension of regulatory exclusivity) and covers all of the Actonel® products.

In October, November and December 2010 and February 2011, Warner Chilcott and Roche received Paragraph IV certification notice letters from Sun, Apotex, Teva and Mylan, respectively, indicating that each such company had amended its existing ANDA covering generic versions of Actonel® OaM to include a Paragraph IV certification with respect to Roche’s U.S. Patent No. 7,718,634 (the “’634 Patent”). The notice letters contended that the ‘634 Patent, a method patent expiring in November 2023 (including a 6-month pediatric extension of regulatory exclusivity) which Roche licensed to Warner Chilcott with respect to Actonel® OaM, was invalid, unenforceable or not infringed. Warner Chilcott and Roche filed patent infringement suits against Sun and Apotex in December 2010, against Teva in January 2011 and against Mylan in March 2011 in the U.S. District Court for the District of Delaware charging each with infringement of the ‘634 Patent. No additional 30-month stay was available in these matters because the ‘634 Patent was listed in the FDA’s Orange Book subsequent to the date on which Sun, Apotex, Teva and Mylan filed their respective ANDAs with respect to Actonel® OaM.

Warner Chilcott and Roche’s actions against Teva, Apotex, Sun and Mylan for infringement of the ‘938 Patent and the ‘634 Patent arising from each such party’s proposed generic version of Actonel® OaM were consolidated for all pretrial purposes (in Case No. 08-cv-627), and a consolidated trial for those suits was previously expected to be held in July 2012. Following an adverse ruling in Roche’s separate ongoing patent infringement suit before the U.S. District Court for the District of New Jersey relating to its Boniva® product, in which the court held that claims of the ‘634 Patent covering a monthly dosing regimen using ibandronate were invalid as obvious, Teva, Apotex, Sun and Mylan filed a motion for summary judgment in Warner Chilcott’s Actonel® OaM patent infringement litigation. In the motion, the defendants sought to invalidate the asserted claims of the ‘938 Patent and ‘634 Patent, which cover a monthly dosing regimen using risedronate, on similar grounds. The previously scheduled trial has been postponed pending resolution of the new summary judgment motion. A hearing on Teva, Apotex, Sun and Mylan’s motions for summary judgment of invalidity and a separate motion by Warner Chilcott and Roche for summary judgment of infringement took place on December 14, 2012. On March 28, 2014, the district court granted the defendants’ motions for summary judgment that the ‘938 and ‘634 patents are invalid. Warner Chilcott and Roche intend to appeal the district court’s decision, and on April 25, 2014, Warner Chilcott and Roche filed a notice of appeal. On May 21, 2014, Warner Chilcott and Roche filed a motion for a preliminary injunction to prevent the launch of generic Actonel OaM. On June 6, 2014, the court denied the motion for preliminary injunction. On June 10, 2014, FDA approved generic versions of Actonel OaM. On June 11, 2014, the United States Court of Appeals for the Federal Circuit denied the Company’s appeal of the District Court’s preliminary injunction ruling. Warner Chilcott and Roche continue to appeal the District Court’s summary judgment ruling. Certain generic manufacturers have launched their products notwithstanding this appeal.

To the extent that any other ANDA filer also submitted a Paragraph IV certification with respect to U.S. Patent No. 6,165,513 covering Actonel® OaM, Warner Chilcott has not pursued an infringement action with respect to this patent. The Company also received a Notice Letter from Aurobindo Pharma Ltd. dated on or about June 12, 2014. A complaint was filed on July 28, 2014 before the United States District Court for the District of Delaware (Warner Chilcott Company, LLC and Hoffmann-La Roche, Inc. v. Aurobindo Pharma Ltd. and Aurobindo Pharma USA, Inc., C.A. No. 14-cv-00990). While Warner Chilcott and Roche intend to vigorously defend the ‘938 Patent and the ‘634 Patent and protect their legal rights, the Company can offer no assurance as to when the lawsuits will be decided, whether the lawsuits will be successful or that a generic equivalent of Actonel® OaM will not be approved and enter the market prior to the expiration of the ‘938 Patent and the ‘634 Patent in 2023 (including, in each case, a 6-month pediatric extension of regulatory exclusivity).

Amrix®. In August 2014, Aptalis Pharmatech, Inc. (“Aptalis”) and Ivax International GmbH (“Ivax”), Aptalis’s licensee for Amrix, brought an action for infringement of U.S. Patent No. 7,790,199 (the “‘199 patent”), and U.S. Patent No. 7,829,121 (the “‘121 patent”) in the U.S. District Court for the District of Delaware against Apotex Inc. and Apotex Corp. (collectively “Apotex”) (Case No. 14-cv-1038). Apotex has notified Aptalis that it has filed an ANDA with the FDA seeking to obtain approval to market a generic version of Amrix before these patents expire. (The ‘199 and ‘121 patents expire in November 2023.) This lawsuit triggered an automatic stay of approval of Apotex’s ANDA until no earlier than December 27, 2016 (unless a court issues a decision adverse to Forest sooner, and subject to any other exclusivities, such as a first filer 180 day market exclusivity). No trial date has been set. The Company believes it has meritorious claims to prevent the generic applicant from launching a generic version of Amrix. However, there can be no assurance a generic version will not be launched.

Asacol HD. In September 2011, Warner Chilcott received a Paragraph IV certification notice letter from Zydus Pharmaceuticals USA, Inc. (together with its affiliates, “Zydus”) indicating that Zydus had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Warner Chilcott’s Asacol® 800 mg product (“ASACOL HD”). Zydus contends that Warner Chilcott’s U.S. Patent No. 6,893,662, expiring in November 2021 (the “’662 Patent”), is invalid and/or not infringed. In addition, Zydus indicated that it had submitted a Paragraph III certification with respect to Medeva Pharma Suisse AG’s (“Medeva”) U.S. Patent No. 5,541,170 (the “’170 Patent”) and U.S. Patent No. 5,541,171 (the “’171 Patent”), formulation and method patents which the Company exclusively licenses from Medeva covering Warner Chilcott’s ASACOL products, consenting to the delay of FDA approval of the ANDA product until the ‘170 Patent and the ‘171 Patent expire in July 2013. In November 2011, Warner Chilcott filed a lawsuit against Zydus in the U.S. District Court for the District of Delaware charging Zydus with infringement of the ‘662 Patent (Warner Chilcott Co., LLC v. Zydus Pharms. (USA) Inc. et al., Case No. 1:2011cv01105). The lawsuit results in a stay of FDA approval of Zydus’ ANDA for 30 months from the date of Warner Chilcott’s receipt of the Zydus notice letter, subject to prior resolution of the matter before the court. In January 2014 the parties reached an agreement in principle to settle the case. Under the terms of the settlement, Zydus can launch its ANDA product in November 2015, or can launch an authorized generic version of Asacol HD in July 2016 if it fails to obtain FDA approval of its ANDA by such time. On June 9, 2014, Warner Chilcott announced that the parties executed a definitive settlement agreement incorporating the terms set forth above.

Atelvia. In August and October 2011 and March 2012, Warner Chilcott received Paragraph IV certification notice letters from Watson Laboratories, Inc. – Florida (together with Actavis, Inc. (formerly Watson Pharmaceuticals, Inc.) and its subsidiaries, “Actavis”), Teva and Ranbaxy Laboratories Ltd. (together with its affiliates, “Ranbaxy”) indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Atelvia® 35 mg tablets (“Atelvia®”). The notice letters contend that Warner Chilcott’s U.S. Patent Nos. 7,645,459 (the “’459 Patent”) and 7,645,460 (the “’460 Patent”), two formulation and method patents expiring in January 2028, are invalid, unenforceable and/or not infringed. Warner Chilcott filed a lawsuit against Actavis in October 2011 (Warner Chilcott Co., LLC et al. v. Watson Pharms., Inc. et al., Case No. 11-cv-5989), against Teva in November 2011 (Warner Chilcott Co., LLC et al. v. Teva Pharms. USA, Inc. et al., Case No. 11-cv-6936) and against Ranbaxy in April 2012 (Warner Chilcott Co., LLC et al. v.Ranbaxy, Inc. et al., Case No. 12-cv-2474) in the U.S. District Court for the District of New Jersey charging each with infringement of the ‘459 Patent and ‘460 Patent. On August 21, 2012, the United States Patent and Trademark Office issued to the Company U.S. Patent No. 8,246,989 (the “’989 Patent”), a formulation patent expiring in January 2026. The Company listed the ‘989 Patent in the FDA’s Orange Book, each of Actavis, Teva and Ranbaxy amended its Paragraph IV certification notice letter to contend that the ‘989 Patent is invalid and/or not infringed, and Warner Chilcott amended its complaints against Actavis, Teva and Ranbaxy to assert the ‘989 Patent. The lawsuits result in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of Warner Chilcott’s receipt of such defendant’s original notice letter, subject to prior resolution of the matter before the court. The Company does not believe that the amendment of its complaints against Actavis, Teva and Ranbaxy to assert the ‘989 Patent will result in any additional 30-month stay. In addition, none of the ANDA filers certified against the ‘122 Patent, which covers all of the Actonel® and Atelvia® products and expires in June 2014 (including a 6-month pediatric extension of regulatory exclusivity). On October 2, 2013, Actavis divested its ANDA to Amneal Pharmaceuticals. In September 2013, Warner Chilcott received a Paragraph IV certification notice letter from Impax Laboratories, Inc. indicating that it had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Atelvia®. Warner Chilcott filed a lawsuit against Impax on October 23, 2013, asserting infringement of the ‘459, ‘460, and ‘989 patents. The lawsuit results in a stay of FDA approval of Impax’s ANDA for 30 months from the date of Warner Chilcott’s receipt of the notice letter, subject to prior resolution of the matter before the court. On June 13, June 30, and July 15, 2014, the Company entered into settlement agreements with Ranbaxy, Amneal and Impax, respectively. Each agreement permits Ranbaxy, Amneal and Impax to launch generic versions of Atelvia® on July 9, 2025, or earlier in certain circumstances. Trial against Teva began on July 14, 2014 and concluded on July 18, 2014. The Court has not issued its decision.

While the Company intends to vigorously defend the ‘459 Patent, the ‘460 Patent, and the ‘989 Patent and pursue its legal rights, the Company can offer no assurance as to when the lawsuit will be decided, whether such lawsuit will be successful or that a generic equivalent of Atelvia® will not be approved and enter the market prior to the July 9, 2025 settlement dates above.

Canasa®. In July 2013, Aptalis Pharma US, Inc. and Aptalis Pharma Canada Inc. brought actions for infringement of U.S. Patent No. 8,217,083 (the “’083 patent”) and U.S. Patent No. 8,436,051 (the “’051 patent”) in the U.S. District Court for the District of New Jersey against Mylan (Aptalis Pharma US, Inc., et al. v. Mylan Pharmaceuticals Inc., et al., Case No. 13-cv-4158) and Sandoz (Aptalis Pharma US, Inc., et al. v. Sandoz, Inc., Case No. 13-cv-4290). These companies have notified Aptalis that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of CANASA before these patents expire. Amended complaints were filed against these companies in November 2013 adding claims for infringement of U.S. Patent No. 7,854,384 (the “’384 patent”). The ‘083, ‘051, and ‘384 patents expire in June 2028. Aptalis believes these ANDAs were filed before the patents covering Canasa were listed in the Orange Book, which generally means that Aptalis is not entitled to the 30-month stay of the approval of these ANDAs provided for by the Hatch-Waxman Act. The previously scheduled claim construction hearing set for August 27, 2014 has been postponed to an undetermined date. No trial date has been set. The Company believes it has meritorious claims to prevent the generic applicants from launching a generic version of Canasa. However, there can be no assurance a generic version will not be launched.

Enablex®. On December 18, 2013, Warner Chilcott Company LLC and Warner Chilcott (US) LLC sued Torrent Pharmaceuticals Ltd. and Torrent Pharma Inc. (together “Torrent”) in the United States District Court for the District of Delaware, alleging that sales of Torrent’s darifenacin tablets, a generic version of Warner Chilcott’s Enablex®, would infringe U.S. Patent No. 6,106,864 (the ‘864 patent) (Warner Chilcott Company LLC et al. v. Torrent Pharms. Ltd, et al., Case No. 13cv02039). The complaint seeks injunctive relief. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to Torrent until the earlier of thirty months after the generic applicant provided Warner Chilcott with notice of its ANDA filing or the generic applicant prevails in the pending litigation, subject to any other exclusivities, such as a first filer 180 day market exclusivity.

On June 6, 2014, Warner Chilcott Company LLC and Warner Chilcott (US) LLC sued Amneal Pharmaceuticals LLC and Amneal Pharmaceuticals of New York, LLC (together “Amneal”) in the United States District Court for the District of Delaware, alleging that sales of Amneal’s darifenacin tablets, a generic version of Warner Chilcott’s Enablex®, would infringe the ‘864 patent (Warner Chilcott Company LLC et al. v. Amneal Pharmaceuticals, LLC, et al., Case No. 14cv00718). The complaint seeks injunctive relief. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to Amneal until the earlier of thirty months after the generic applicant provided Warner Chilcott with notice of its ANDA filing or the generic applicant prevails in the pending litigation, subject to any other exclusivities, such as a first filer 180 day market exclusivity. On July 7, 2014, the Company settled with Torrent. The litigation against Amneal remains pending. The Company has also received a Notice Letter dated June 19, 2014 from Apotex Corp. et al. and an analogous complaint was filed (Warner Chilcott Company LLC et al. v. Apotex Corp., et al., Case No. 14cv00998).

Under the settlement agreements entered into in the third quarter of 2010 to resolve outstanding patent litigation, each of Teva, Anchen Pharmaceuticals, Inc. and Watson agreed not to launch a generic version of Enablex® until the earlier of March 15, 2016 (or June 15, 2016, if a 6-month pediatric extension of regulatory exclusivity is granted) or, among other circumstances, (i) the effective date of any license granted to a third party for a generic Enablex product or (ii) in the event a third party launches a generic Enablex® product “at risk” and injunctive relief is not sought or granted.

The Company believes it has meritorious claims to prevent Amneal and/or Apotex from launching a generic version of Enablex. However, if Amneal and/or Apotex prevails in the pending litigation or if Amneal and/or Apotex launches a generic version of Enablex® before the pending or any subsequent litigation is finally resolved, it could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Generess® Fe. On November 22, 2011, Warner Chilcott Company sued Mylan Inc., Mylan Pharmaceuticals Inc. and Famy Care Ltd. in the United States District Court for the District of New Jersey, alleging that sales of norethindrone and ethinyl estradiol and ferrous fumarate tablets, a generic version of Warner Chilcott’s Generess® Fe tablets (which is exclusively licensed by Warner Chilcott), would infringe U.S. Patent No. 6,667,050 (the ‘050 patent) (Warner Chilcott Company LLC v. Mylan Inc., et al., Case No. 11cv6844). The complaint seeks injunctive relief. On December 12, 2011 Warner Chilcott sued Lupin Ltd. and Lupin Pharmaceuticals, Inc. in the United States District Court for the District of New Jersey, alleging that sales of Lupin’s generic version of Generess® Fe would infringe the ‘050 patent. (Warner Chilcott Company LLC v. Lupin Ltd., et al., Case No. 11cv7228). The complaint seeks injunctive relief. Warner Chilcott’s lawsuits against Mylan and Lupin have been consolidated and remain pending. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to the generic applicants until the earlier of thirty months after the generic applicant provided Warner Chilcott with notice of its abbreviated new drug application filing or the generic applicant prevails in the pending litigation. The trial concluded on February 21, 2014. On April 15, 2014 Warner Chilcott reached an agreement with Mylan to settle their case. Under the terms of the settlement, Mylan may launch its ANDA product on April 1, 2015, or Mylan can launch an authorized generic version of Generess on October 1, 2015. The litigation against Lupin is still pending. On April 29, 2014, the district court ruled that the ‘050 patent is invalid. Warner Chilcott has appealed the decision and the appeal is currently pending. The Company believes Warner Chilcott has meritorious claims on appeal. However, if Lupin prevails in the pending litigation or launches a generic version of Generess® Fe before the pending litigation is finally resolved or April 1, 2015, it could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Lo Loestrin® Fe. In July 2011 and April 2012, Warner Chilcott received Paragraph IV certification notice letters from Lupin and Actavis indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Warner Chilcott’s oral contraceptive, Lo Loestrin® Fe. The notice letters contend that the ‘394 Patent and Warner Chilcott’s U.S. Patent No. 7,704,984 (the “’984 Patent”), which cover Lo Loestrin® Fe and expire in 2014 and 2029, respectively, are invalid and/or not infringed. Warner Chilcott filed a lawsuit against Lupin in September 2011 (Warner Chilcott Co., LLC v. Lupin Ltd. et al., Case No. 11-cv-5048) and against Actavis in May 2012 (Warner Chilcott Co., LLC v. Watson Labs., Inc. et al., Case No. 12-cv-2928) in the U.S. District Court for the District of New Jersey charging each with infringement of the ‘394 Patent and the ‘984 Patent. Warner Chilcott granted Lupin and Actavis covenants not to sue on the ‘394 Patent with regard to their ANDAs seeking approval for a generic version of Lo Loestrin® Fe, and the court dismissed all claims concerning the ‘394 Patent in the Lupin and the Actavis litigations in December 2012 and February 2013, respectively. The lawsuits result in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of Warner Chilcott’s receipt of such defendant’s notice letter, subject to the prior resolution of the matter before the court. On October 2, 2013, Actavis divested its ANDA to Amneal Pharmaceuticals. On October 4, 2013, Amneal Pharmaceuticals was substituted for Actavis as a defendant. A joint trial began on October 7, 2013 and concluded on October 17, 2013. On January 17, 2014, the district court issued its decision that the ‘984 Patent is valid and infringed by Lupin’s and Amneal’s respective ANDAs. On January 21, 2014, Lupin filed a notice of appeal to the United States Court of Appeals for the Federal Circuit (Appeal No. CAFC 14-1262). The appeal is currently pending.

In September 2013, Warner Chilcott received Paragraph IV certification notice letter from Mylan and Famy Care indicating that they had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Warner Chilcott’s oral contraceptive, Lo Loestrin® Fe. The notice letter contends that Warner Chilcott’s ‘984 Patent, which covers Lo Loestrin® Fe and expires in 2029, is invalid and/or not infringed. Warner Chilcott filed a lawsuit against Mylan in October 2013 (Warner Chilcott Co., LLC v. Mylan Inc. et al., Case No. 13-cv-06560) in the U.S. District Court for the District of New Jersey charging Mylan and Famy Care with infringement of the ‘984 Patent. The complaint seeks injunctive relief. The lawsuit results in a stay of FDA approval of Mylan and Famy Care’s ANDA for 30 months from the date of Warner Chilcott’s receipt of the notice letter, subject to the prior resolution of the matter before the court. The Mylan/Famy Care case is not consolidated with the Lupin case and is currently pending in the district court.

While the Company intends to vigorously defend the ‘984 Patent and pursue its legal rights, it can offer no assurance as to when the lawsuits will be decided, whether such lawsuits will be successful or that a generic equivalent of Lo Loestrin® Fe will not be approved and enter the market prior to the expiration of the ‘984 Patent in 2029.

Minastrin® 24 Fe. On June 6, 2014, Warner Chilcott sued Lupin Atlantis Holdings SA, Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively, “Lupin”) in the United States District Court for the District of Maryland, alleging that sales of Lupin’s norethindrone and ethinyl estradiol chewable tablets, a generic version of Warner Chilcott’s Minastrin® 24 Fe, would infringe U.S. Patent 6,667,050 (the “’050 patent”). The Complaint seeks an injunction. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to the generic applicants until the earlier of thirty months after the generic applicant provided Warner Chilcott with notice of its abbreviated new drug application filing or the generic applicant prevails in the pending litigation. Warner Chilcott further notes that FDA will not approve any ANDA product before May 8, 2016 due to Minastrin® 24 Fe’s new dosage form exclusivity, which expires on that date. The litigation against Lupin is pending. Warner Chilcott notes that on April 29, 2014, several of the claims of the ‘050 patent were declared invalid in the Generess litigation discussed above. Warner Chilcott has appealed the Generess decision and the appeal is currently pending. The Company believes Warner Chilcott has meritorious claims on appeal. However, if Lupin prevails in the Generess appeal, or in the instant litigation, it could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Namenda®. In June 2014, Forest Laboratories, Inc., Forest Laboratories Holdings, Ltd. (collectively, “Forest”) and Merz Pharma, Forest’s licensor for Namenda (all collectively, “Plaintiffs”), brought an action for infringement of U.S. Patent No. 5,061,703 (the “’703 patent”) in the U.S. District Court for the District of Delaware against Aurobindo Pharma USA Inc. and Aurobindo Pharma Ltd. (collectively “Aurobindo”) (Case No. 14-cv-833). Aurobindo has notified Plaintiffs that it has filed an ANDA with the FDA seeking to obtain approval to market a generic version of Namenda before the ‘703 patent expires. On or about June 16, 2014, the FDA informed Forest that pediatric exclusivity had been granted for studies conducted on memantine hydrochloride, the active ingredient of Namenda. (As a result, the ‘703 patent expires in October 2015.) This lawsuit triggered an automatic stay of approval of Aurobindo’s ANDA until no later than the expiration of the ‘703 patent (unless a court issues a decision adverse to Forest sooner, and subject to any other exclusivities, such as a first filer 180 day market exclusivity). No trial date has been set. The Company believes it has meritorious claims to prevent the generic applicant from launching a generic version of Namenda. However, there can be no assurance a generic version will not be launched.

Namenda XR®. In January, February, April, May and August 2014, Forest Laboratories, Inc., Forest Laboratories Holdings, Ltd. (collectively, “Forest”) and Merz Pharma and Adamas Pharmaceuticals, Forest’s licensors for Namenda XR (all collectively, “Plaintiffs”), brought actions for infringement of some or all of U.S. Patent No. 5,061,703 (the “’703 patent”), U.S. Patent No. 8,039,009 (the “’009 patent”), U.S. Patent No. 8,168,209 (the “’209 patent”), U.S. Patent No. 8,173,708 (the “’708 patent”), U.S. Patent No. 8,283,379 (the “’379 patent”), U.S. Patent No. 8,329,752 (the “’752 patent”), U.S. Patent No. 8,362,085 (the “’085 patent”), and U.S. Patent No. 8,598,233 (the “’233 patent”) in the U.S. District Court for the District of Delaware against

Wockhardt, Teva, and Sun (Forest Laboratories, Inc., et al. v. Teva Pharmaceuticals USA, Inc., et al., Case No. 14-cv-121), Apotex, Anchen, Zydus, Watson, and Par (Forest Laboratories, Inc., et al. v. Apotex Corp., et al., Case No. 14-cv-200), Mylan, Amneal, and Amerigen (Forest Laboratories, Inc., et al. v. Amneal Pharmaceuticals LLC, et al., Case No. 14-cv-508), Ranbaxy (Forest Laboratories, Inc., et al. v. Ranbaxy Inc., et al., Case No. 14-cv-686), and Lupin (Forest Laboratories, LLC, et al. v. Lupin Limited, et al., Case No. 14-cv-1058), and related subsidiaries and affiliates thereof. These companies have notified Plaintiffs that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Namenda XR before these certain patents expire. On or about June 16, 2014, the FDA informed Forest that pediatric exclusivity had been granted for studies conducted on memantine hydrochloride, the active ingredient of Namenda XR. (As a result, the ‘703 patent expires in October 2015, the ‘009 patent expires in September 2029, and the ‘209, ‘708, ‘379, ‘752, ‘085, and ‘233 patents expire in May 2026.) These lawsuits triggered an automatic stay of approval of the applicable ANDAs that expires no earlier than June 2016 (unless a court issues a decision adverse to Plaintiffs sooner). On June 11, 2014, Mylan filed a motion to dismiss for lack of personal jurisdiction, which Plaintiffs opposed on June 30, 2014. Mylan’s motion remains pending. No trial date has been set. The Company believes it has meritorious claims to prevent the generic applicants from launching a generic version of Namenda XR. However, there can be no assurance a generic version will not be launched.

Rapaflo®. On June 17, 2013, Actavis, Inc., Watson Laboratories, Inc., and Kissei Pharmaceutical Co., Ltd. sued Hetero USA Inc., Hetero Labs Limited, and Hetero Labs Limited, Unit 3 (collectively, “Hetero”) in the United States District Court for the District of Delaware, alleging that sales of silodosin tablets, a generic version of Actavis’ Rapaflo® tablets, would infringe U.S. Patent No. 5,387,603 (the ‘603 patent) (Kissei Pharm. Co., Ltd. et al v. Hetero USA Inc. et al., Case No. 13cv01091). The complaint seeks injunctive relief. On June 17, 2013 Actavis, Inc., Watson Laboratories, Inc., and Kissei Pharmaceutical Co., Ltd. sued Sandoz Inc. in the United States District Court for the District of Delaware, alleging that sales of Sandoz’s generic version of Rapaflo® would infringe the ‘603 patent. (Kissei Pharm. Co., Ltd. et al v. Sandoz, Inc., Case No. 13cv01092). The complaint seeks injunctive relief. Actavis and Kissei’s lawsuits against Hetero and Sandoz have been consolidated and remain pending. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to the generic applicants prior to April 8, 2016. The Company believes it has meritorious claims to prevent the generic applicants from launching a generic version of Rapaflo. However, if a generic applicant prevails in the pending litigation or launches a generic version of Rapaflo before the pending litigation is finally resolved, it could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Saphris®. In September 2014, Forest Laboratories, LLC, and Forest Laboratories Holdings, Ltd. (collectively, “Forest”) brought an action for infringement of U.S. Patent No. 5,763,476 (the “‘476 patent”), and U.S. Patent No. 7,741,358 (the “‘358 patent”) in the U.S. District Court for the District of Delaware against Sigmapharm Laboratories, LLC (“Sigmapharm”) (Case No. 14-cv-1119). Sigmapharm has notified Forest that it has filed an ANDA with the FDA seeking to obtain approval to market a generic version of Saphris before these patents expire. (The ‘476 patent expires in June 2020, and the ‘358 patent expires in April 2026.) This lawsuit triggered an automatic stay of approval of Sigmapharm’s ANDA until February 13, 2017 (unless a court issues a decision adverse to Forest sooner). The Company believes it has meritorious claims to prevent the generic applicant from launching a generic version of Saphris. However, there can be no assurance a generic version will not be launched. The Company has also received a notice letter from a second ANDA filer and that notice is currently under review.

Savella®. In September, October, and November 2013, and February 2014, Forest Laboratories, Inc., Forest Laboratories Holdings, Ltd. (collectively, “Forest”) and Royalty Pharma Collection Trust (“Royalty”), Forest’s licensor for Savella, brought actions for infringement of U.S. Patent No. 6,602,911 (the “‘911 patent”), U.S. Patent No. 7,888,342 (the “‘342 patent”), and U.S. Patent No. 7,994,220 (the “‘220 patent”) in the U.S. District Court for the District of Delaware against Amneal (Case No. 13-cv-1737), Apotex (Case No. 13-cv-1602), First Time US Generics (Case No. 13-cv-1642), Glenmark (Case No. 14-cv-159), Hetero (Case No. 13-cv-1603), Lupin (Case No. 13-cv-1604), Mylan (Case No. 13-cv-1605), Par (Case No. 13-cv-1606), Ranbaxy (Case No. 13-cv-1607), Sandoz (Case No. 13-cv-1830), and related subsidiaries and affiliates thereof. These companies have notified Forest and Royalty that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Savella before these patents expire. (The ‘342 patent expires in November 2021, the ‘911 patent expires in January 2023, and the ‘220 patent expires in September 2029.) These lawsuits triggered an automatic stay of approval of the applicable ANDAs until July 14, 2016 (unless a court issues a decision adverse to Forest and Royalty Pharma sooner). On March 7, 2014, Forest and Royalty voluntarily dismissed, without prejudice, all claims against Sandoz. On March 20, 2014, the district court consolidated all of the remaining pending actions for all purposes and issued a scheduling order setting a claim construction hearing in December 2015 and a trial date in January 2016. On May 12, 2014, Forest and Royalty entered into a settlement agreement with First Time US Generics. Under the terms of the settlement agreement, and subject to review of the settlement terms by the U.S. Federal Trade Commission, Forest will provide a license to First Time that will permit it to launch its generic version of Savella as of the date that is the later of (a) six (6) calendar months prior to the expiration date of the last to expire of the ‘911 patent, the ‘342 patent, and the ‘220 patent, including any extensions and/or pediatric exclusivities; or (b) the date that First Time obtains final FDA approval of its ANDA, or earlier in certain circumstances. The Company believes it has meritorious claims to prevent the generic applicants from launching a generic version of Savella. However, there can be no assurance a generic version will not be launched.

Patent Defense Matters

Bayer Patent Litigation. In August 2012, Bayer Pharma AG (together with its affiliates, “Bayer”) filed a complaint against Warner Chilcott in the U.S. District Court for the District of Delaware alleging that Warner Chilcott’s manufacture, use, offer for sale, and/or sale of its Lo Loestrin® Fe oral contraceptive product infringes Bayer’s U.S. Patent No. 5,980,940 (Bayer Intellectual Property GMBH et al. v. Warner Chilcott Co., LLC et al., Case No. 12-cv-1032). In the complaint, Bayer seeks injunctive relief and unspecified monetary damages for the alleged infringement. In December 2012, Bayer amended the complaint to add a patent interference claim seeking to invalidate the Company’s ‘984 Patent, which covers the Lo Loestrin® Fe product. In June 2014, a claim construction hearing was held before the Court, and the Parties are awaiting the Court’s conclusions.

Although it is impossible to predict with certainty the outcome of any litigation, the Company believes that it has a number of strong defenses to the allegations in the complaints and intends to vigorously defend the litigations. These cases are in the early stages of litigation, and an estimate of the potential loss, or range of loss, if any, to the Company relating to these proceedings is not possible at this time.

Ibandronate Tablets (Generic version of Boniva®). On September 21, 2007, Hoffmann-La Roche Inc. sued Cobalt Laboratories, Inc. and Cobalt Pharmaceuticals Inc. (both of which were subsequently acquired by Watson in 2009) in the United States District Court for the District of New Jersey, alleging that sales of Ibandronate Tablets, a generic version of Hoffmann-La Roche’s Boniva® tablets, would infringe U.S. Patent Nos. 4,927,814 (the ‘814 Patent); 6,294,196 (the ‘196 Patent); and 7,192,938 (the ‘938 Patent) (Hoffmann-La Roche Inc. v. Cobalt Pharmaceuticals Inc., et. al., Case No. 07cv4540). The complaint sought damages and injunctive relief. Thereafter, Hoffmann-La Roche asserted additional claims, alleging infringement of U.S. Patent Nos. 7,410,957 (the ‘957 Patent) and 7,718,634 (the ‘634 patent) against Cobalt, and the parties entered into stipulations to dismiss Hoffman-La Roche’s claims related to the ‘196 and the ‘938 Patent. On August 24, 2010, the District Court granted Hoffmann-La Roche’s motion for summary judgment that Cobalt would infringe at least one claim of the ‘814 patent. On March 17, 2012, the ‘814 patent expired, leaving the ‘957 and ‘634 patents as the only patents in suit. On May 7, 2012, the District Court granted the Company’s motion for summary judgment that certain claims of the ‘634 patent are invalid. In June 2012, the Company began selling its generic version of Boniva®. On October 1, 2012, the District Court granted Cobalt’s motion for summary judgment that certain claims of the ‘957 patent are invalid. On January 25, 2013 the District Court denied Plaintiffs’ motion for reconsideration of the summary judgment decisions finding the ‘634 patent and ‘957 patent claims invalid. The plaintiff appealed. The Court of Appeals heard oral arguments on the appeal on December 6, 2012. On April 11, 2014, the Federal Circuit affirmed the district court’s decision that the ‘957 and ‘634 patents are invalid. On May 12, 214, Hoffman- La Roche filed a petition for rehearing, and the defendants responded on June 10, 2014.

On July 11, 2014, the Court of Appeals denied the petition for rehearing. The Company believes it has substantial meritorious defenses to the case. However, the Company has sold and is continuing to sell its generic version of Boniva®. Therefore, an adverse final appellate determination that one of the patents in suit is valid and infringed could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Oxymorphone Extended-Release Tablets (Generic version of Opana® ER). On December 11, 2012, Endo Pharmaceuticals Inc. (“Endo”) sued Actavis and certain of its affiliates in the United States District Court for the Southern District of New York, alleging that sales of the Company’s 7.5 mg and 15 mg oxymorphone extended-release tablets, generic versions of Endo’s Opana® ER, infringe U.S. Patent Nos. 7,851,482; 8,309,122; and 8,329,216, which the USPTO recently issued or Endo recently acquired (Endo Pharms. Inc. v. Actavis Inc. et al., Case No. 12-cv-8985). On July 11, 2013, the FDA approved Actavis’ 5 mg, 10 mg, 20 mg, 30 mg, and 40 mg oxymorphone extended-release tablets. On August 6, 2013, Endo filed a motion for a preliminary injunction seeking to prevent Actavis from selling its 5 mg, 10 mg, 20 mg, 30 mg, and 40 mg oxymorphone extended-release tablets. On September 12, 2013, the Court denied Endo’s motion for a preliminary injunction and Actavis began selling its generic versions of Opana® ER. On September 17, 2013, Endo filed a motion for an injunction pending appeal, which the Federal Court of Appeals for the Federal Circuit denied on November 21, 2013. On January 9, 2014, the Federal Circuit heard oral arguments on Endo’s appeal of the district court’s denial of the motion for a preliminary injunction. On March 31, 2014, the Federal Circuit reversed the district court’s denial of Endo’s motion for a preliminary injunction and remanded the matter to the district court for further consideration. Trial in this matter will begin in Mach 2015. The Company believes it has substantial meritorious defenses to the case. However, Actavis has sold and is continuing to sell its generic versions of Opana® ER, 5mg, 7.5 mg, 10 mg, 15 mg, 20 mg, 30 mg and 40 mg. Therefore, an adverse final determination that one of the patents in suit is valid and infringed could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Teva Namenda XR Patent Litigation. In December 2013, Forest Laboratories, Inc. (“Forest”) was named as a defendant in an action brought by Teva Pharmaceuticals USA, Inc. and Mayne Pharma International Pty Ltd. in the U.S. District Court for the District of Delaware (Teva Pharmaceuticals USA, Inc., et al. v. Forest Laboratories, Inc., Case No. 13-cv-2002). The complaint alleges that Forest infringes U.S. Patent No. 6,194,000 by making, using, selling, offering to sell, and importing Namenda XR. The relief requested includes preliminary and permanent injunctive relief, and damages. On June 11, 2014, Forest filed a motion for judgment of non-infringement on the pleadings, which remains pending. The district court has scheduled a claim construction hearing in June 2015, and trial to begin in July 2016. The Company intends to continue to vigorously defend against this action. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Tranexamic Acid Tablets (Generic version of Lysteda®). On July 7, 2011, Ferring B.V. sued Watson in the United States District Court for the District of Nevada, alleging that sales of the Company’s tranexamic acid tablets, a generic version of Ferring’s Lysteda® tablets, would infringe U.S. Patent No. 7,947,739 (“the ‘739 patent”) (Ferring B.V. v. Watson Pharmaceuticals, Inc., et. al., Case No. 3:11-cv-00481). On November 25, 2011, Ferring filed a second complaint in the District of Nevada alleging that sales of Actavis’ tranexamic acid tablets would infringe U.S. Patent No. 8,022,106 (“the ‘106 patent”). (Ferring B.V. v. Watson Pharmaceuticals, Inc., et. al., Case No. 3:11-cv-00853). On November 9, 2012, Ferring filed a third complaint in the District of Nevada alleging that sales of Actavis’ tranexamic acid tablets would infringe U.S. Patent No. 8,273,795 (“the ‘795 patent”) (Ferring B.V. v. Watson Pharmaceuticals, Inc., et. al., Case No. 2:12-cv-01935). The District Court has consolidated all three cases. On January 3, 2013, Actavis began selling its generic version of Lysteda®. On September 6, 2013, Ferring filed a fourth complaint in the District of Nevada alleging that sales of Actavis’ tranexamic acid tablets would infringe U.S. Patent No. 8,487,005 (“the ‘005 patent”) (Ferring B.V. v. Actavis, Inc., et. al., Case No. 3:13-cv-00477). The fourth complaint also seeks damages for the alleged infringement of the ‘739, ‘106, ‘759, and ‘005 patents by Actavis’ sales of its generic version of Lysteda®. The fourth case has not been consolidated with the first three cases, and Actavis has filed a motion to dismiss that action. On July 23,

2014, the District Court granted Actavis’s motion to dismiss Ferring’s damages claims with respect to the ‘739, ‘106, and ‘795 patents, but denied Actavis’s motion to dismiss the ‘005 patent claims. Trial regarding the ‘739, ‘106 and ‘759 patents began on January 21, 2014, and on January 30, 2014, the Judge tentatively ruled that the ‘739, ‘106 and ‘759 patents are valid and infringed by Watson’s ANDA product. On April 15, 2014, the district court entered judgment that Actavis’s products infringe the ‘739, ‘106 and ‘759 patents and entered an injunction preventing the Company from further sales. On April 15, 2014, the Company filed a notice of appeal. On April 16, 2014, the Company filed a motion to stay the injunction pending appeal in the Federal Circuit. On April 28, 2014, the Federal Circuit granted the motion to stay the district court’s injunction pending appeal. On August 22, 2014, the Federal Circuit reversed the District Court’s decision, holding that Actavis’s products do not infringe the ‘739, ‘106 and ‘759 patents and vacated the injunction. On September 22, 2014 Ferring filed a petition for rehearing with the Federal Circuit. That petition is currently pending. The Company believes it has substantial meritorious defenses to the case. However, Actavis has sold and is continuing to sell its generic version of Lysteda®. Therefore, an adverse final determination that one of the patents in suit is valid and infringed could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Product Liability Litigation

Actonel Litigation. Warner Chilcott is a defendant in approximately 218 cases and a potential defendant with respect to approximately 377 unfiled claims involving a total of approximately 603 plaintiffs and potential plaintiffs relating to Warner Chilcott’s bisphosphonate prescription drug Actonel®. The claimants allege, among other things, that Actonel® caused them to suffer osteonecrosis of the jaw (“ONJ”), a rare but serious condition that involves severe loss or destruction of the jawbone, and/or atypical fractures of the femur (“AFF”). All of the cases have been filed in either federal or state courts in the United States. Warner Chilcott is in the initial stages of discovery in these litigations. The 377 unfiled claims involve potential plaintiffs that have agreed, pursuant to a tolling agreement, to postpone the filing of their claims against Warner Chilcott in exchange for Warner Chilcott’s agreement to suspend the statutes of limitations relating to their potential claims. In addition, Warner Chilcott is aware of four purported product liability class actions that were brought against Warner Chilcott in provincial courts in Canada alleging, among other things, that Actonel® caused the plaintiffs and the proposed class members who ingested Actonel® to suffer atypical fractures or other side effects. It is expected that these plaintiffs will seek class certification. Of the approximately 607 total Actonel®-related claims, approximately 77 include ONJ-related claims, approximately 513 include AFF-related claims and approximately four include both ONJ and AFF-related claims. In some of the cases, manufacturers of other bisphosphonate products are also named as defendants. Plaintiffs have typically asked for unspecified monetary and injunctive relief, as well as attorneys’ fees. Warner Chilcott is reviewing these lawsuits and potential claims and intends to defend these claims vigorously.

Sanofi, which co-promoted Actonel® with Warner Chilcott in the United States through the end of 2013 pursuant to a collaboration agreement, is a defendant in some of Warner Chilcott’s Actonel® product liability cases. Sanofi and Warner Chilcott continue to co-promote Actonel® in other countries pursuant to the collaboration agreement. Under the collaboration agreement, Sanofi has agreed to indemnify Warner Chilcott, subject to certain limitations, for 50% of the losses from any product liability claims in Canada relating to Actonel® and for 50% of the losses from any product liability claims in the United States and Puerto Rico relating to Actonel® brought prior to April 1, 2010, which included approximately 90 claims relating to ONJ and other alleged injuries that were pending as of March 31, 2010. Pursuant to the April 2010 amendment to the collaboration agreement, Warner Chilcott will be fully responsible for any product liability claims in the United States and Puerto Rico relating to Actonel® brought on or after April 1, 2010. Warner Chilcott may be liable for product liability, warranty or similar claims in relation to products acquired from The Procter & Gamble Company (“P&G”) in October 2009 in connection with Warner Chilcott’s acquisition (the “PGP Acquisition”) of P&G’s global branded pharmaceutical’s business (“PGP”), including ONJ-related claims that were pending as of the closing of the PGP Acquisition. Warner Chilcott’s agreement with P&G provides that P&G will indemnify Warner Chilcott, subject to certain limits, for 50% of Warner Chilcott’s losses from any such claims, including approximately 88 claims relating to ONJ and other alleged injuries, pending as of October 30, 2009.

In May 2013, Warner Chilcott entered into a settlement agreement in respect of up to 74 ONJ-related claims, subject to the acceptance thereof by the individual respective claimants. Warner Chilcott recorded a charge in the six months ended June 30, 2013 in the amount of $2.0 million in accordance with ASC Topic 450 “Contingencies” in connection with Warner Chilcott’s entry into the settlement agreement. This charge represents Warner Chilcott’s current estimate of the aggregate amount that is probable to be paid by Warner Chilcott in connection with the settlement agreement. In September 2013, Warner Chilcott entered into a separate settlement agreement in respect of up to 53 additional ONJ-related claims, subject to the acceptance thereof by the individual respective claimants. Assuming that all of the relevant claimants accept the settlement agreements, approximately 561 Actonel®-related claims would remain outstanding, of which approximately 31 include ONJ-related claims, approximately 513 include AFF-related claims and approximately four include both ONJ and AFF-related claims. However, it is impossible to predict with certainty (i) the number of such individual claimants that will accept the settlement agreement or (ii) the outcome of any litigation with claimants rejecting the settlement or other plaintiffs and potential plaintiffs with ONJ, AFF or other Actonel®-related claims, and the Company can offer no assurance as to the likelihood of an unfavorable outcome in any of these matters. An estimate of the potential loss, or range of loss, if any, to the Company relating to proceedings with (i) claimants rejecting the settlement or (ii) other plaintiffs and potential plaintiffs with ONJ, AFF or other Actonel®-related claims is not possible at this time. The Company believes it has substantial meritorious defenses to these cases and Warner Chilcott maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Alendronate Litigation. Beginning in 2010, a number of product liability suits were filed against the Company and certain of its affiliates, as well as other manufacturers and distributors of alendronate, for personal injuries including femur fractures and ONJ allegedly arising out of the use of alendronate. Approximately 136 cases are pending against Watson and/or its affiliates in various state and federal courts, representing claims by approximately 180 plaintiffs. These cases are generally at their preliminary stages. Fifty-three lawsuits also name as a defendant Cobalt Laboratories, which Watson acquired in 2009 as part of its acquisition of the Arrow Group, in connection with Cobalt’s manufacture and sale of alendronate. Twenty cases naming the Company and/or Cobalt were consolidated for pre-trial proceedings as part of a multi-district litigation (MDL) matter pending in the United States District Court for the District of New Jersey (In re: Fosamax (Alendronate Sodium) Products Liability Litigation, MDL No. 2243). In 2012, the United States District Court for the District of New Jersey granted the Company’s motion to dismiss all of the cases then pending against the Company in the New Jersey MDL. The Third Circuit affirmed. Any cases filed against the Company in the District of New Jersey MDL after the Court’s January 2012 dismissal are subject to a case management order that calls for their dismissal unless plaintiffs can establish that their claims should be exempted from the 2012 dismissal order. To date, no plaintiff with a post-January 2012 complaint in the District of New Jersey against the Company has moved for such exemption and all such cases have been dismissed. Eleven other cases were part of an MDL in the United States District Court for the Southern District of New York, where the Company filed a similar motion to dismiss. The Court granted, in part, that motion to dismiss, which has resulted in the dismissal of eight cases. Watson and/or Cobalt have also been served with nine cases that are part of consolidated litigation in the California Superior Court (Orange County). The Orange County Court partially granted a similar motion to dismiss, but the Company has not yet been able to determine how that will affect the cases filed against and served on it. Generic drug manufacturers similarly situated to the Company have petitioned the U.S. Supreme Court for review of the California decision. All cases pending in the state court of Missouri have been discontinued against the Company. The remaining 124 active cases are part of a mass tort coordinated proceeding in the Superior Court of New Jersey, Atlantic County. In that state court proceeding, the Court recently granted, in part, a motion to dismiss. As a result, the Company has obtained the stipulated dismissal of 295 cases. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if our indemnification arrangements or insurance do not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Benicar ® Litigation. Approximately 14 actions involve allegations that Benicar®, a treatment for hypertension that Forest co-promoted with Daiichi Sankyo between 2002 and 2008, caused certain gastrointestinal injuries. Under Forest’s Co-Promotion Agreement, Daiichi Sankyo is defending us in these lawsuits.

Celexa ®/Lexapro® Litigation. Forest and its affiliates are defendants in 13 actions involving allegations that Celexa® or Lexapro® caused or contributed to individuals committing or attempting suicide, or caused a violent event. The MDL that was established for the federal suicidality-related litigation in the U.S. District Court for the Eastern District of Missouri has concluded and the remaining cases have been remanded to the federal district courts in which they were filed originally. Nine trials have been scheduled in these actions in 2014 and 2015.

Approximately 188 of the actions against Forest and its affiliates involve allegations that Celexa® or Lexapro® caused various birth defects. The majority of these actions have been consolidated in Cole County Circuit Court in Missouri. One action is set for trial in Cole County in April 2015. Multiple actions also were filed in New Jersey. At present, two actions are pending in the U.S. District Court for the District of New Jersey and nine actions are or will be pending in Hudson County, New Jersey. One action is pending in Orange County, California and is set for trial in March 2015.

Fentanyl Transdermal System Litigation. Beginning in 2009, a number of product liability suits were filed against Actavis and other Company affiliates, as well as other manufacturers and distributors of fentanyl transdermal system products, for personal injuries or deaths allegedly arising out of the use of the fentanyl transdermal system products. Actavis settled the majority of these cases in November 2012. Since that time, additional cases have been resolved individually and/or are in the process of being resolved. There are approximately four cases that remain pending against the Company in state and federal courts that have not been resolved. Discovery is ongoing. The Company believes it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Metoclopramide Litigation. Beginning in 2009, a number of product liability suits were filed against certain Company affiliates, including legacy Actavis and Watson companies, as well as other manufacturers and distributors of metoclopramide, for personal injuries allegedly arising out of the use of metoclopramide. Approximately 1,180 cases remain pending against Actavis, Watson and/or its affiliates in state and federal courts, representing claims by multiple plaintiffs. Discovery in these cases is in the preliminary stages as the Company is actively moving to dismiss the suits and either initiating or defending appeals on such motions. The Company believes that, with respect to the majority of the cases against the legacy Watson companies, it will be defended in and indemnified by Pliva, Inc., an affiliate of Teva, from whom the Company purchased its metoclopramide product line in late 2008. With respect to the cases pending against the legacy Actavis companies, the Company is actively defending them. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if our indemnification arrangements or insurance do not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Propoxyphene Litigation. Beginning in 2011, a number of product liability suits were filed against Watson and certain of its affiliates, as well as other manufacturers and distributors of propoxyphene, for personal injuries including adverse cardiovascular events or deaths allegedly arising out of the use of propoxyphene. Cases are pending against Watson and/or its affiliates in various state and federal courts, representing claims by approximately 1,385 plaintiffs. Approximately 77 of the cases naming Watson were consolidated for pre-trial proceedings as part of a multi-district litigation (MDL) matter pending in the United States District Court for the Eastern District of Kentucky (In re: Darvocet, Darvon, and Propoxyphene Products Liability Litigation, MDL No. 2226). Four of the MDL cases were voluntarily dismissed by plaintiffs with prejudice. On June 22, 2012, the court hearing the MDL cases granted the generic defendants’ joint motion to dismiss the remaining MDL cases. Approximately 34 of the dismissed cases were appealed by the plaintiffs to the United States Court of Appeals for the Sixth Circuit. On June 27, 2014, the Sixth Circuit issued its opinion affirming the District Court’s dismissal of the generic defendants in all respects. It is anticipated that the plaintiffs will seek further review by the United States Supreme Court. They have 90 days from the issuance of the Sixth Circuit’s decision within which to file a petition for a writ of certiorari with the United States Supreme Court. In addition to the 77 consolidated cases, the MDL court remanded seven additional cases to California state court. Defendants jointly filed a petition with the Sixth Circuit to appeal that remand, which petition was denied, as was the subsequently filed petition for rehearing on the petition to appeal. The Sixth Circuit’s Order denying Defendants’ petition for rehearing was recently vacated due to the Ninth Circuit’s granting of a petition for en banc rehearing on the same issue. The Ninth Circuit case involves remand by a federal court in California to state court in a propoxyphene case involving the same defendants. The Sixth Circuit has now stayed these 7 cases pending the ruling of the Ninth Circuit on the issue. Approximately 35 of the cases naming Watson or its affiliates have been consolidated in a state court proceeding pending in the Superior Court of California in Los Angeles. After the consolidation, the defendants jointly removed all of the cases to various US District Courts in California after which counsel for the plaintiffs moved to remand the cases back to state court. The various US district Court Judges granted the motions. The defendants jointly appealed the remand of these cases to the Ninth Circuit Court of Appeals. The Ninth Circuit affirmed the granting of the motions to remand. The defendants then jointly petitioned the Ninth Circuit for an en banc rehearing of the defendants’ appeal. The Ninth Circuit recently granted the defendants’ Petition and oral argument was heard on June 26, 2014. Depending on the Ninth Circuit’s ruling, these cases will either be sent back to the MDL court (which is expected to dismiss them on the same basis on which it dismissed the other cases against the generic defendants) or they will be remanded to the California state court to be litigated in that forum. If the cases return to state court, they will be in their preliminary stages and we intend to file demurrers and/or motions to dismiss. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Testosterone Litigation. Beginning in 2014, a number of product liability suits were filed against the Company and certain of its affiliates, as well as other manufacturers and distributors of testosterone products, for personal injuries including but not limited to cardiovascular events allegedly arising out of the use of Androderm®. Actavis, Inc. and one or more of its subsidiaries have been served in 13 currently pending actions, twelve in federal court and one in state court. On June 6, 2014 the Judicial Panel on Multidistrict Litigation ordered all federal actions claiming injury from testosterone products be consolidated for pretrial proceedings in the U.S. District Court for the Northern District of Illinois (In re Testosterone Replacement Therapy Products Liability Litigation, MDL 2545). Accordingly, the aforementioned federal actions have been consolidated into MDL 2545. The Company anticipates that additional suits will be filed. These cases are in the initial stages and discovery has not yet commenced. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Zarah Litigation. A number of product liability suits, eight (8) in total, are pending against the Company and/or certain of its affiliates as well as other manufacturers and distributors of oral contraceptive products for personal injuries allegedly arising out of the use of the generic oral contraceptive, Zarah®. All of the actions are consolidated in the Yaz/Yasmin Multidistrict Litigation pending in the United States District Court for the Southern District of Illinois. The injuries alleged include, but are not limited to, pulmonary emboli, deep vein thrombosis, and gallbladder disease. These cases are in the initial stages and discovery has not yet commenced. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if our insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Qui Tam and Related Litigation

Governmental Investigation and False Claims Act Litigation. Beginning in February 2012, Warner Chilcott, along with several of its current and former employees in its sales organization and certain third parties, received subpoenas from the United States Attorney for the District of Massachusetts. The subpoena received by Warner Chilcott seeks information and documentation relating to a wide range of matters, including sales and marketing activities, payments to people who are in a position to recommend drugs, medical education, consultancies, prior authorization processes, clinical trials, off-label use and employee training (including with respect to laws and regulations concerning off-label information and physician remuneration), in each case relating to all of Warner Chilcott’s current key products. The Company is cooperating in responding to the subpoena but cannot predict or determine the impact of this inquiry on its future financial condition or results of operations.

The Company is aware of three qui tam complaints filed by former Warner Chilcott sales representatives and unsealed in February and March 2013 and March 2014 (United States ex rel. Lisa A. Alexander and James P. Goan. v. Warner Chilcott PLC, et al., D. Mass. No. 11-10545 and United States et al. ex rel. Chris Wible, v. Warner Chilcott PLC, et al., D. Mass. No. 11-11143; People of the State of California ex rel. Schirrell Johnson, Lisa A. Alexander and James P. Goan v. Warner Chilcott PLC, et al., CA Super. Ct., Case No. BC496620-MHS). The unsealed federal qui tam complaints allege that Warner Chilcott violated Federal and state false claims acts through the promotion of all of Warner Chilcott’s current key products by, among other things, making improper claims concerning the products, providing kickbacks to physicians and engaging in improper conduct concerning prior authorizations. The complaints seek, among other things, treble damages, civil penalties of up to eleven thousand dollars for each alleged false claim and attorneys’ fees and costs. Other similar complaints may exist under seal. The United States of America has elected not to intervene at this time in the unsealed Alexander/Goan or Wible qui tam actions, stating at the times of the relevant seal expirations that its investigation of the allegations raised in the relevant complaint was continuing and, as such, it was not able to decide at such time whether to intervene in the action. The United States of America may later seek to intervene, and its election does not prevent the plaintiffs/relators from litigating the actions. The government has, however, successfully moved the court in the Alexander and Goan litigation to stay that proceeding through December 1, 2014. On December 2, 2013, plaintiff in the Wible action filed a notice of voluntary dismissal with respect to all of its claims except his for retaliation and claims under CA and IL state law. Warner Chilcott moved to dismiss the remaining cause of action in this Wible complaint on December 20, 2013. While the Company’s motion was pending, the plaintiff in Wible moved for leave to file a third amended complaint which the court granted thus rendering the Company’s motion to dismiss moot. The Company and the plaintiff in Wible have reached an agreement to settle the matter. The State of California declined to intervene in the recently unsealed Johnson/Alexander/Goan qui tam action. Warner Chilcott removed the Johnson/Alexander/Goan case to the federal court for the Central District of California (Civ. No. 14-3249). On May 30, 2014, Warner Chilcott filed a motion to dismiss the Johnson/Alexander/Goan complaint. Rather than respond to the motion, plaintiffs filed an amended complaint on August 8, 2014. Warner Chilcott’s response to the amended complaint was filed on September 12, 2014. Warner Chilcott intends to vigorously defend itself in the litigations. However, these cases are in the early stages of litigation, it is impossible to predict with certainty the outcome of any litigation, and the Company can offer no assurance as to when the lawsuits will be decided, whether Warner Chilcott will be successful in its defense and whether any additional similar suits will be filed. If these claims are successful such claims could adversely affect the Company and could have a material adverse effect on the Company’s business, financial condition, results of operation and cash flows.

Forest received a subpoena dated August 5, 2013 from the U.S. Department of Health and Human Services, Office of Inspector General. The subpoena requests documents relating to the marketing and promotion of Bystolic®, Savella®, and Namenda®, including with respect to speaker programs for these products. In February 2014, the U.S. District Court for the Eastern District of Wisconsin unsealed a qui tam complaint with the caption “United States of America ex rel. Kurt Kroening et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.” This complaint, which was filed in April 2012, asserts claims under the False Claims Act and contains allegations regarding off-label promotion of Bystolic® and Savella® and “kickbacks” provided to physicians to induce prescriptions of Bystolic®, Savella®, and Viibryd®. In January 2014, the Eastern District of Wisconsin U.S. Attorney’s Office notified the court that it had not completed its investigation and therefore would not intervene in the action at that time (while reserving the right to intervene at a later date). We are continuing to cooperate with this investigation and to discuss these issues with the government. We intend to vigorously defend against the complaint. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In April 2014, the U.S. District Court for the District of Massachusetts unsealed a qui tam complaint with the caption “United States of America ex rel. Timothy Leysock v. Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc.” This complaint, which was filed in July 2012, asserts claims under the False Claims Act and contains allegations regarding off-label promotion of Namenda®. An Amended Complaint was filed in October 2012 and a Second Amended Complaint was filed in April 2014. On April 16, 2014, the District of Massachusetts U.S. Attorney’s Office notified the court that it was declining to intervene in the action. We intend to vigorously defend against the complaint. We filed a motion to dismiss the Second Amended Complaint on June 30, 2014. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Government Investigations

Forest and its affiliates received a subpoena dated April 20, 2011 from the Office of the U.S. Attorney for the District of Massachusetts. The subpoena requests documents relating to Benicar®, Benicar HCT®, and Azor®, prescription medications approved for the treatment of hypertension. Forest co-marketed Benicar® and Benicar® HCT from 2002 to 2008, and Azor® from 2007 to 2008, together with the drug’s originator Sankyo under co-promotion agreements. We are cooperating in responding to the subpoena.

Forest received a subpoena dated May 6, 2013 from the Office of the U.S. Attorney for the Southern District of New York. The subpoena requests documents relating to the marketing and promotion of Tudorza Pressair, including with respect to speaker programs for this product. We are cooperating in responding to the subpoena.

On February 20, 2014, Forest received a letter from the U.S. Federal Trade Commission (“FTC”) indicating that the FTC is conducting a nonpublic investigation into our agreements with the ANDA filers for Bystolic®. On May 2, 2014, Forest received a Civil Investigative Demand from the FTC requesting documents regarding such agreements. We are cooperating in responding to the investigation.

On February 28, 2014, May 7, 2014, and May 29, 2014, Forest received Investigatory Subpoenas from the New York Attorney General’s Office primarily requesting (1) information regarding plans to discontinue the sale of Namenda® tablets and (2) the Company’s agreements with ANDA filers for Bystolic®. We are cooperating in responding to the subpoena.

On September 12, 2104, Actavis received an investigatory subpoena from the Office of the U.S. Attorney of the District of South Carolina. The subpoena requests information and documents relating to certain categories of drug pricing including, but not limited to, Average Wholesale Price and Wholesale Acquisition Cost. The company intends to cooperate with this subpoena.

Paroxetine Investigation. On April 19, 2013, the Office of Fair Trading issued a Statement of Objections against GlaxoSmithKline (“GSK”) and various generic drug companies, including Actavis UK Limited, formerly known as Alpharma Limited, now a subsidiary of the Company, alleging that GSK’s settlements with such generic drug companies improperly delayed generic entry of paroxetine, in violation of the United Kingdom’s competition laws. The Company has not yet responded to the Statement of Objections but believes it has substantial meritorious defenses to the allegations. However, an adverse determination in the matter could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Governmental Reimbursement Investigations and Drug Pricing Litigation. In November 1999, Schein Pharmaceutical, Inc., now known as Actavis Pharma, Inc. was informed by the U.S. Department of Justice that it, along with numerous other pharmaceutical companies, is a defendant in a qui tam action brought in 1995 under the U.S. False Claims Act currently pending in the U.S. District Court for the Southern District of Florida (the “Florida Qui Tam Action”). The Company has not been served in the qui tam action. A qui tam action is a civil lawsuit brought by an individual or a company (the “qui tam relator”) for an alleged violation of a federal statute, in which the U.S. Department of Justice has the right to intervene and take over the prosecution of the lawsuit at its option. Pursuant to applicable federal law, the qui tam action is under seal as to Actavis, Inc. The Company believes that the qui tam action relates to whether allegedly improper price reporting by pharmaceutical manufacturers led to increased payments by Medicare and/or Medicaid. The Company believes that the Florida Qui Tam Action against the Company was dismissed without prejudice while still sealed as to the Company. Subsequently, the Company also received and responded to notices or subpoenas from the Attorneys General of various states, including Florida, Nevada, New York, California and Texas, relating to pharmaceutical pricing issues and whether allegedly improper actions by pharmaceutical manufacturers led to excessive payments by Medicare and/or Medicaid. On June 26, 2003, the Company received a request for records and information from the U.S. House Committee on Energy and Commerce in connection with that committee’s investigation into pharmaceutical reimbursements and rebates under Medicaid. The Company produced documents in response to the request. Other state and federal inquiries regarding pricing and reimbursement issues are anticipated.

The Company and certain of its subsidiaries also are named as defendants in various lawsuits filed by numerous states and qui tam relators, including Wisconsin, Kentucky, Illinois, Mississippi, Missouri, South Carolina, Utah, Kansas and Louisiana captioned as follows: State of Wisconsin v. Abbott Laboratories, et al., Case No. 04-cv-1709, Wisconsin Circuit Court for Dane County; State of Wisconsin, ex rel., et al. v. Actavis Mid Atlantic LLC, et al., Case No. 11-cv-5544, Wisconsin Circuit Court for Dane County; Commonwealth of Kentucky v. Alpharma, Inc., et al., Case Number 04-CI-1487, Kentucky Circuit Court for Franklin County; State of Illinois v. Abbott Laboratories, Inc. et al., Civil Action No. 05-CH-02474, Illinois Circuit Court for Cook County; State of Mississippi v. Abbott Laboratories, Inc. et al., Civil Action No. G2005-2021 S/2, Mississippi Chancery Court of Hinds County; State of Missouri ex rel. Jeremiah W. (Jay) Nixon v. Mylan Laboratories, et al, Case No. 054-2486, Missouri Circuit Court of St. Louis; State of South Carolina and Henry D. McMaster v. Watson Pharmaceuticals (New Jersey), Inc., In the Court of Common Pleas for the Fifth Judicial Circuit, State of South Carolina, County of Richland, C.A. No. 2006-CP-40-7152; State of South Carolina and Henry D. McMaster v. Watson Pharmaceuticals (New Jersey), Inc., In the Court of Common Pleas for the Fifth Judicial Circuit, State of South Carolina, County of Richland, C.A. No. 2006-CP-40-7155; State of Utah v. Actavis U.S., Inc., et al., In the Third Judicial District Court of Salt Lake County, Civil No. 07-0913719; State of Kansas ex rel. Steve Six v. Watson Pharmaceuticals, Inc. and Watson Pharma, Inc., Case Number: 08CV2228, District Court of Wyandotte County, Kansas, Civil Court Department; and State of Louisiana V. Abbott Laboratories, Inc., et al., Case No. 596144, Parish of East Baton Rouge, 19th Judicial District.

In 2011, Watson settled certain claims made against it by a relator in a qui tam action brought against the Company on behalf of the United States. The settlement of that qui tam action resolved all claims on behalf of the United States asserted in that action except for claims relating to the federal share of Medicaid payments made by the States of Alabama, Alaska, Kentucky, Idaho, Illinois, South Carolina and Wisconsin. The Company subsequently settled all claims, including the claims on behalf of the United States, brought by Alabama. In addition, the Company has reached settlements with the states of the Louisiana, Missouri and Kansas and has an agreement in principle with the state of South Carolina though the Company has yet to reach definitive agreement with that state. The court in the Utah case recently dismissed that state’s claims against the Company. The case against Watson on behalf of Kentucky was tried in November 2011. The jury reached a verdict in Watson’s favor on each of Kentucky’s claims against Watson. An agreed form of judgment has been entered and the case now has been dismissed with prejudice. The case against Watson on behalf of Mississippi was tried from November 2012 through April 2013. On August 28, 2013, the court issued a ruling in favor of the state and awarded the state $12.4 million in compensatory damages and civil penalties, and on March 20, 2014 issued its ruling imposing an additional $17.9 million in punitive damages. Post-trial motions were filed and denied by the court. The Company intends to appeal both the original and punitive damage awards.

In addition, Forest and certain of its affiliates are defendants in four state court actions that allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of “average wholesale prices” (“AWP”) that did not correspond to actual provider costs of prescription drugs. These actions are pending in Illinois (commenced February 7, 2005), Mississippi (commenced October 20, 2005), Utah (commenced May 2008), and Wisconsin (a qui tam AWP action commenced by the former Attorney General of the State of Wisconsin on February 20, 2012 that the State declined to join). Discovery is ongoing in these actions. On November 15, 2013, the plaintiff in the Mississippi action moved for leave to file a Second Amended Complaint. On March 26, 2014, the Mississippi state court granted plaintiff’s motion in part, but denied plaintiff’s request to add generic drug products to its claims. Forest has filed a motion to dismiss certain of the claims asserted in the Second Amended Complaint. On May 21, 2014, the plaintiff in the Mississippi action filed a separate complaint asserting claims against Forest with respect to the pricing of its generic drugs, and Forest has filed a motion to dismiss certain of these claims. A trial in the Mississippi action is scheduled in August 2015. A motion to dismiss the Utah action was granted, but the Utah Supreme Court, while upholding the lower court’s ruling regarding a statute of limitations issue, reversed that ruling and allowed the plaintiff to replead. The plaintiff filed another Amended Complaint, and the defendants filed a motion to dismiss. This motion to dismiss was denied in part, and discovery is proceeding. On February 17, 2014, the Wisconsin state court granted defendants’ motion to dismiss plaintiff’s Second Amended Complaint. On April 14, 2014, plaintiff filed a motion for leave to file a Third Amended Complaint, and on May 16, 2014, plaintiff filed an appeal of the court’s February 17, 2014 ruling. On June 12, 2014, the court denied plaintiff’s motion to file a Third Amended Complaint and dismissed the case without prejudice. We intend to continue to vigorously defend against these actions. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

With regard to the remaining drug pricing actions, the Company believes that it has meritorious defenses and intends to vigorously defend itself in those actions. The Company continually monitors the status of these actions and may settle or otherwise resolve some or all of these matters on terms that the Company deems to be in its best interests. However, the Company can give no assurance that it will be able to settle the remaining actions on terms it deems reasonable, or that such settlements or adverse judgments in the remaining actions, if entered, will not exceed the amounts of the liability reserves. Additional actions by other states, cities and/or counties are anticipated. These actions and/or the actions described above, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Medicaid Drug Reimbursement Litigation. In December 2009, the Company learned that numerous pharmaceutical companies, including certain subsidiaries of the Company, were named as defendants in a qui tam action pending in the United States District Court for the District of Massachusetts (United States of America ex rel. Constance A. Conrad v. Abbott Laboratories, Inc. et. al., USDC Case No. 02-CV-11738-NG). The seventh amended complaint, which was served on certain of the Company’s subsidiaries in December 2009, alleges that the defendants falsely reported to the United States that certain pharmaceutical products were eligible for Medicaid reimbursement and thereby allegedly caused false claims for payment to be made through the Medicaid program. In July 2011, the plaintiff served a tenth amended complaint that unseals the action in its entirety and continues to allege the previously asserted claims against certain subsidiaries of the Company. The Company’s subsidiaries named in the action together with all other named defendants filed a Joint Motion to Dismiss the Tenth Amended Complaint on December 9, 2011. On February 25, 2013, the court granted the motion to dismiss as to all defendants. The plaintiff may appeal. On September 11, 2013, a similar action was filed against certain Company subsidiaries as well as Warner Chilcott and numerous other pharmaceutical company defendants by the State of Louisiana based on the same core set of allegations as asserted in the Conrad qui tam action. The state filed the case in state court and defendants removed it to the federal district court (Civ. No. 13-0681). On September 9, 2014, the magistrate judge in the case issued a report recommending that the case be remanded to state court. Plaintiff’s motion to remand the case back to state court is still pending. Additional actions alleging similar claims could be asserted. The Company believes that it has meritorious defenses to the claims and intends to vigorously defend itself against such allegations. However, these actions or similar actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Medicaid Price Adjustments

The Company has notified the Centers for Medicare and Medicaid Services (“CMS”) that certain of the legacy Actavis group’s Medicaid price submissions require adjustment for the period 2007 through 2012. The Company is in the process of completing the resubmissions. Based on prevailing CMS practices the Company does not expect to incur penalties in connection with the resubmissions. With respect to periods prior to 2007, the Company has advised CMS that its records are insufficient to support a reliable recalculation of its price submissions, and has proposed not to recalculate the price submissions for such periods. Because there are insufficient records to support a reliable recalculation of its price submissions prior to 2007, at this time the amount of any potential liability related to the price submissions prior to 2007 is not estimatable and the Company has not concluded that any liability for periods prior to 2007 is probable. The Company believes it has substantial meritorious positions and defenses with respect to these pricing resubmission matters. However, if CMS were to successfully pursue claims against the Company for the periods in question, such claims could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

The Company and its affiliates are involved in various other disputes, governmental and/or regulatory inspections, inquires, investigations and proceedings that could result in litigation, and other litigation matters that arise from time to time. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the Company, its results of operations, financial condition and cash flows.

NOTE 22—Compensation

The following table represents compensation costs for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
Wages and salaries	$882.5	$553.1
Stock-based compensation	133.6	48.8
Pensions	53.9	25.8
Social welfare	62.4	29.4
Other benefits	287.7	168.2

Total	1,420.1	825.3

NOTE 23—Guarantor and Non-Guarantor Condensed Consolidated Financial Information

The following financial information is presented to segregate the financial results of the Company, Actavis Funding SCS (the issuers of the long-term notes), the guarantor subsidiaries for the long-term notes and the non-guarantor subsidiaries. The guarantors jointly and severally, and fully and unconditionally, guarantee the Company’s obligation under the long-term notes.

The information includes elimination entries necessary to consolidate the guarantor and the non-guarantor subsidiaries. Investments in subsidiaries are accounted for using the equity method of accounting. The principal elimination entries eliminate investments in subsidiaries, equity and intercompany balances and transactions.

The Company, Actavis Capital S.à r.l. and Actavis, Inc. are guarantors of the long-term notes.

The following financial information presents the consolidating balance sheets as of December 31, 2013 and December 31, 2012, the related statements of operations and cash flows for the years ended December 31, 2013, 2012 and 2011.

Warner Chilcott Limited

Consolidating Balance Sheets

As of December 31, 2013

($ in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non- guarantors	Eliminations	Consolidated Warner Chilcott Limited
Current assets:
Cash and cash equivalents	$0.1	$0.3	$—	$1.4	$321.7	$—	$323.5
Marketable securities	—	—	—	—	2.5	—	2.5
Accounts receivable, net	—	—	—	—	1,404.3	—	1,404.3
Receivable from Parents	—	—		—	126.5	—	126.5
Inventories, net	—	—	—	—	1,786.3	—	1,786.3
Intercompany receivables	—	15,621.8	—	22,411.7	50,088.4	(88,121.9)	—
Prepaid expenses and other current assets	—	—	—	6.0	400.3	—	406.3
Current assets held for sale	—	—	—	—	271.0	—	271.0
Deferred tax assets	—	—	—	—	231.8	—	231.8

Total current assets	0.1	15,622.1	—	22,419.1	54,632.8	(88,121.9)	4,552.2
Property, plant and equipment, net	—	—	—	41.0	1,574.1	—	1,615.1
Investments and other assets	—	7.8	—	0.6	129.1	—	137.5
Investment in subsidiaries	9,603.4	4,325.5	—	3,875.0	—	(17,803.9)	—
Deferred tax assets	—	—	—	—	104.8	—	104.8
Product rights and other intangibles	—	—	—	—	8,234.5	—	8,234.5
Goodwill	—	—	—	—	8,197.6	—	8,197.6

Total assets	$9,603.5	$19,955.4	$—	$26,335.7	$72,872.9	$(105,925.8)	$22,841.7

Current liabilities:
Accounts payable and accrued expenses	—	0.4	—	$115.6	2,218.2	—	$2,334.2
Intercompany payables	—	19,158.7	—	30,929.7	38,033.5	(88,121.9)	—
Payable to Parents	—	—	—	—	60.4	—	60.4
Income taxes payable	—	—	—	96.6	—	—	96.6
Current portion of long-term debt and capital leases	—	410.6	—	4.0	120.0	—	534.6
Deferred revenue	—	—	—	—	38.8	—	38.8
Current liabilities held for sale	—	—	—	—	246.6	—	246.6
Deferred tax liabilities	—	—	—	—	35.1	—	35.1

Total current liabilities	—	19,569.7	—	31,145.9	40,752.6	(88,121.9)	3,346.3
Long-term debt and capital leases	—	1,164.4	—	4,264.1	3,088.9	—	8,517.4
Deferred revenue	—	—	—	—	40.1	—	40.1
Other long-term liabilites	—	—	—	1.3	322.9	—	324.2
Other taxes payable	—	—	—	187.3	—	—	187.3
Deferred tax liabilities	—	—	—	—	822.9	—	822.9

Total liabilities	—	20,734.1	—	35,598.6	45,027.4	(88,121.9)	13,238.2

Member’s equity	9,603.5	(778.7)	—	(9,262.9)	27,845.5	(17,803.9)	9,603.5

Total liabilities and member’s equity	$9,603.5	$19,955.4	$—	$26,335.7	$72,872.9	$(105,925.8)	$22,841.7

Warner Chilcott Limited

Consolidating Balance Sheets

As of December 31, 2012

($ in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non-guarantors	Eliminations	Consolidated Warner Chilcott Limited
Current assets:
Cash and cash equivalents	$—	$—	$—	$1.1	$317.9	$—	$319.0
Marketable securities	—	—	—	—	9.0	—	9.0
Accounts receivable, net	—	—	—	—	1,330.9	—	1,330.9
Receivable from Parents	—	—	—	—	—	—	—
Inventories, net	—	—	—	—	1,546.5	—	1,546.5
Intercompany receivables	—	—	—	16,353.8	13,163.3	(29,517.1)	—
Prepaid expenses and other current assets	—	—	—	13.0	310.6	—	323.6
Current assets held for sale	—	—	—	—	—	—	—
Deferred tax assets	—	—	—	—	309.3	—	309.3

Total current assets	—	—	—	16,367.9	16,987.5	(29,517.1)	3,838.3
Property, plant and equipment, net	—	—	—	24.4	1,460.6	—	1,485.0
Investments and other assets	—	—	—	0.6	90.6	—	91.2
Investment in subsidiaries	—	—	—	7,308.6	—	(7,308.6)	—
Deferred tax assets	—	—	—	—	61.8	—	61.8
Product rights and other intangibles	—	—	—	—	3,784.3	—	3,784.3
Goodwill	—	—	—	—	4,854.2	—	4,854.2

Total assets	$—	$—	$—	$23,701.5	$27,239.0	$(36,825.7)	$14,114.8

Current liabilities:
Accounts payable and accrued expenses	—	—	—	$128.6	2,339.3	—	$2,467.9
Intercompany payables	—	—	—	13,163.3	16,353.8	(29,517.1)	—
Payable to Parents	—	—	—	—	—	—	—
Income taxes payable	—	—	—	68.1	—	—	68.1
Current portion of long-term debt and capital leases	—	—	—	170.0	6.2	—	176.2
Deferred revenue	—	—	—	—	32.3	—	32.3
Current liabilities held for sale	—	—	—	—	—	—	—
Deferred tax liabilities	—	—	—	—	4.8	—	4.8

Total current liabilities	—	—	—	13,530.0	18,736.4	(29,517.1)	2,749.3
Long-term debt and capital leases	—	—	—	6,244.8	12.3	—	6,257.1
Deferred revenue	—	—	—	—	11.3	—	11.3
Other long-term liabilites	—	—	—	—	162.6	—	162.6
Other taxes payable	—	—	—	70.3	—	—	70.3
Deferred tax liabilities	—	—	—	—	1,007.8	—	1,007.8

Total liabilities	—	—	—	19,845.1	19,930.4	(29,517.1)	10,258.4

Member’s equity	—	—	—	3,856.4	7,308.6	(7,308.6)	3,856.4

Total liabilities and member’s equity	$—	$—	$—	$23,701.5	$27,239.0	$(36,825.7)	$14,114.8

Warner Chilcott Limited

Consolidating Statements of Operations

For the Year Ended December 31, 2013

($ in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non-guarantors	Eliminations	Consolidated Warner Chilcott Limited
Net revenues	$—	$—	$—	$—	$8,677.6	$—	$8,677.6
Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	—	—	—	—	4,690.7	—	4,690.7
Research and development	—	—	—	—	616.9	—	616.9
Selling and marketing	—	—	—	—	1,020.3	—	1,020.3
General and administrative	—	0.3	—	75.0	927.8	—	1,003.1
Amortization	—	—	—	—	842.7	—	842.7
Goodwill impairment	—	—	—	—	647.5	—	647.5
Asset sales, impairments and contingent consideration adjustment, net	—	—	—	(0.3)	255.5	—	255.2

Total operating expenses	—	0.3	—	74.7	9,001.4	—	9,076.4

Operating income / (loss)	—	(0.3)	—	(74.7)	(323.8)	—	(398.8)

Non-operating income (expense):
Interest income / (expense), net	—	87.5	—	264.5	(587.0)	—	(235.0)
Other income (expense), net	—	(1.1)	—	(6.4)	27.9	—	20.4

Total other income (expense), net	—	86.4	—	258.1	(559.1)	—	(214.6)

Income / (loss) before income taxes and noncontrolling interest	—	86.1	—	183.4	(882.9)	—	(613.4)
Provision for income taxes	—	—	—	19.1	92.7	—	111.8
(Earnings) / losses of equity interest subsidiaries	725.2	505.8	—	498.8	—	(1,729.8)	—

Net income / (loss)	$(725.2)	$(419.7)	$—	$(334.5)	$(975.6)	$1,729.8	$(725.2)

(Income) / loss attributable to noncontrolling interest	—	—	—	—	0.7	—	0.7

Net income / (loss) attributable to ordinary shareholders	$(725.2)	$(419.7)	$—	$(334.5)	$(974.9)	$1,729.8	$(724.5)

Other Comprehensive income / (loss)	53.7	48.2	—	6.7	53.7	(108.6)	53.7

Comprehensive income / (loss)	$(671.5)	$(371.5)	$—	$(327.8)	$(921.2)	$1,621.2	$(671.5)

Warner Chilcott Limited

Consolidating Statements of Operations

For the Twelve Months Ended December 31, 2012

($ in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Issuer)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non-guarantors	Eliminations	Consolidated Warner Chilcott Limited
Net revenues	$—	$—	$—	$—	$5,914.9	$—	$5,914.9
Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	—	—	—	—	3,394.3	—	3,394.3
Research and development	—	—	—	—	402.5	—	402.5
Selling and marketing	—	—	—	—	546.5	—	546.5
General and administrative	—	—	—	(8.9)	634.2	—	625.3
Amortization	—	—	—	—	481.1	—	481.1
Goodwill impairment	—	—	—	—	—	—	—
Asset sales, impairments and contingent consideration adjustment, net	—	—	—	—	149.5	—	149.5

Total operating expenses	—	—	—	(8.9)	5,608.1	—	5,599.2

Operating income / (loss)	—	—	—	8.9	306.8	—	315.7

Non-operating income (expense):
Interest income / (Expense), net	—	—	—	28.9	(138.0)	—	(109.1)
Other income (expense), net	—	—	—	11.8	26.7	—	38.5

Total other income (expense), net	—	—	—	40.7	(111.3)	—	(70.6)

Income / (loss) before income taxes and noncontrolling interest	—	—	—	49.6	195.5	—	245.1
Provision for income taxes	—	—	—	16.5	130.3	—	146.8
(Earnings) / losses of equity interest subsidiaries	—	—	—	(65.2)	—	65.2	—

Net income / (loss)	$—	$—	$—	$98.3	$65.2	$(65.2)	$98.3

(Income) / loss attributable to noncontrolling interest	—	—	—	—	(1.0)	—	(1.0)

Net income / (loss) attributable to ordinary shareholders	$—	$—	$—	$98.3	$64.2	$(65.2)	$97.3

Other Comprehensive income / (loss)	—	—	—	114.3	114.3	(114.3)	114.3

Comprehensive income / (loss)	$—	$—	$—	$212.6	$178.5	$(179.5)	$211.6

Warner Chilcott Limited

Consolidating Statements of Operations

For the Twelve Months Ended December 31, 2011

($ in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non-guarantors	Eliminations	Consolidated Warner Chilcott Limited
Net revenues	$—	$—	$—	$—	$4,584.4	$—	$4,584.4
Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	—	—	—	—	2,566.5	—	2,566.5
Research and development	—	—	—	—	306.6	—	306.6
Selling and marketing	—	—	—	—	401.8	—	401.8
General and administrative	—	—	—	(9.7)	362.8	—	353.1
Amortization	—	—	—	—	354.3	—	354.3
Goodwill impairment	—	—	—	—	—	—	—
Asset sales, impairments and contingent consideration adjustment, net	—	—	—	0.4	78.3	—	78.7

Total operating expenses	—	—	—	(9.3)	4,070.3	—	4,061.0

Operating income / (loss)	—	—	—	9.3	514.1	—	523.4

Non-operating income (expense):
Interest income / (Expense), net	—	—	—	(29.8)	(37.1)	—	(66.9)
Other income (expense), net	—	—	—	(6.2)	5.7	—	(0.5)

Total other income (expense), net	—	—	—	(36.0)	(31.4)	—	(67.4)

Income / (loss) before income taxes and noncontrolling interest	—	—	—	(26.7)	482.7	—	456.0
Provision for income taxes	—	—	—	(9.2)	206.1	—	196.9
(Earnings) / losses of equity interest subsidiaries	—	—	—	(276.6)	—	276.6	—

Net income / (loss)	$—	$—	$—	$259.1	$276.6	$(276.6)	$259.1

(Income) / loss attributable to noncontrolling interest	—	—	—	—	1.8	—	1.8

Net income / (loss) attributable to ordinary shareholders	$—	$—	$—	$259.1	$278.4	$(276.6)	$260.9

Other Comprehensive income / (loss)	—	—	—	(75.8)	(75.8)	75.8	(75.8)

Comprehensive income / (loss)	$—	$—	$—	$183.3	$202.6	$(200.8)	$185.1

Warner Chilcott Limited

Consolidating Statement of Cash Flows

For the Twelve Months Ended December 31, 2013

($ in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non-guarantors	Eliminations	Consolidated Warner Chilcott Limited
Cash Flows From Operating Activities:
Net income / (loss)	$(725.2)	$(419.7)	$—	$(334.5)	$(975.6)	$1,729.8	$(725.2)

Reconciliation to net cash provided by operating activities:
(Earnings) / losses of equity interest subsidiaries	725.2	505.8	—	498.8	—	(1,729.8)	—
Depreciation	—	—	—	1.0	201.0	—	202.0
Amortization	—	—	—	—	842.7	—	842.7
Provision for inventory reserve	—	—	—	—	113.8	—	113.8
Share-based compensation	—	—	—	48.2	85.4	—	133.6
Deferred income tax benefit	—	—	—	—	(275.0)	—	(275.0)
(Earnings) / loss on equity method investments	—	—	—	—	(5.7)	—	(5.7)
Loss / (gain) on sale of securities and assets, net	—	—	—	—	—	—	—
Goodwill impairment	—	—	—	—	647.5	—	647.5
Loss / (gain) on asset sale and impairments, net	—	—	—	—	60.8	—	60.8
Amortization of inventory step up	—	—	—	—	267.0	—	267.0
Loss on foreign exchange derivatives	—	—	—	—	—	—	—
Amortization of deferred financing costs	—	—	—		10.3	—	10.3
Increase/(decrease) in allowance for doubtful accounts	—	—	—	—	(0.3)	—	(0.3)
Accretion of preferred stock and contingent consideration obligations	—	—	—	—	11.4	—	11.4
Contingent consideration fair value adjustment	—	—	—	—	148.6	—	148.6
Excess tax benefit from stock-based compensation	—	—	—	(69.2)	—	—	(69.2)
Impact of assets held for sale	—	—	—	—	42.7	—	42.7
Other, net	—	—	—	—	(2.2)	—	(2.2)
Changes in assets and liabilities (net of effects of acquisitions)	0.1	(86.1)	—	503.8	(613.4)	—	(195.6)

Net cash provided by operating activities	0.1	0.0	—	648.1	559.0	—	1,207.2

Cash Flows From Investing Activities:
Additions to property plant and equipment	—	—	—	(17.6)	(160.3)	—	(177.9)
Additions to product rights and other intangibles	—	—	—	—	(130.0)	—	(130.0)
Additions to marketable securities and other investments	—	—	—	—	—	—	—
Proceeds from sales of property, plant and equipment	—	—	—	—	7.1	—	7.1
Proceeds from sale of marketable securities and other investments	—	—	—	—	33.2	—	33.2
Proceeds from sales of divested products	—	—	—	—	4.5	—	4.5
Acquisitions of business, net of cash acquired	—	—	—	—	(15.1)	—	(15.1)
Investment in foreign exchange derivative	—	—	—	—	—	—	—
Other investing activities, net	—	—	—	—	2.9	—	2.9

Net cash (used in) investing activities	—	—	—	(17.6)	(257.7)	—	(275.3)

Cash Flows From Financing Activities:
Proceeds from issuance of long term debt	—	—	—	—	1,882.3	—	1,882.3
Proceeds from borrowings on the revolving credit facility	—	430.0	—	125.0	—	—	555.0
Debt issuance costs	—	(2.2)	—	(0.5)	(4.7)	—	(7.4)
Payments on debt, including capital lease obligations	—	(427.5)	—	(702.5)	(2,099.5)	—	(3,229.5)
Proceeds from stock plans	—	—	—	44.0	—	—	44.0
Payments of contingent consideration	—	—	—	—	(4.3)	—	(4.3)
Repurchase of ordinary shares (2012 and before common stock)	—	—	—	(165.4)	—	—	(165.4)
Acquisition of noncontrolling interest	—	—	—	—	(10.4)	—	(10.4)
Excess tax benefit from stock-based compensation	—	—	—	69.2	—	—	69.2

Net cash provided by / (used in) financing activities	—	0.3	—	(630.2)	(236.6)	—	(866.5)

Effect of currency exchange rate changes on cash and cash equivalents	—	—	—	—	(23.9)	—	(23.9)
Movement in cash held for sale	—	—	—	—	(37.0)	—	(37.0)

Net increase / (decrease) in cash and cash equivalents	0.1	0.3	—	0.3	3.8	—	4.5
Cash and cash equivalents at beginning of period	—	—	—	1.1	317.9	—	319.0

Cash and cash equivalents at end of period	$0.1	$0.3	$—	$1.4	$321.7	$—	$323.5

Warner Chilcott Limited

Consolidating Statement of Cash Flows

For the Twelve Months Ended December 31, 2012

($ in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non- guarantors	Eliminations	Consolidated Warner Chilcott Limited
Cash Flows From Operating Activities:
Net income / (loss)	$—	$—	$—	$98.3	$65.2	$(65.2)	$98.3

Reconciliation to net cash provided by operating activities:
(Earnings) / losses of equity interest subsidiaries	—	—	—	(65.2)	—	65.2	—
Depreciation	—	—	—	1.1	96.4	—	97.5
Amortization	—	—	—	—	481.1	—	481.1
Provision for inventory reserve	—	—	—	—	62.5	—	62.5
Share-based compensation	—	—	—	26.8	22.0	—	48.8
Deferred income tax benefit	—	—	—	—	(221.0)	—	(221.0)
(Earnings) / loss on equity method investments	—	—	—	—	(1.3)	—	(1.3)
Loss / (gain) on sale of securities and assets, net	—	—	—	—	(28.8)	—	(28.8)
Goodwill impairment	—	—	—	—	—	—	—
Loss / (gain) on asset sale and impairments, net	—	—	—	—	58.7	—	58.7
Amortization of inventory step up	—	—	—	—	44.1	—	44.1
Loss on foreign exchange derivatives	—	—	—	—	70.4	—	70.4
Amortization of deferred financing costs	—	—	—	40.6	—	—	40.6
Increase/(decrease) in allowance for doubtful accounts	—	—	—	—	3.6	—	3.6
Accretion of preferred stock and contingent consideration obligations	—	—	—	—	21.5	—	21.5
Contingent consideration fair value adjustment	—	—	—	—	(19.5)	—	(19.5)
Excess tax benefit from stock-based compensation	—	—	—	(13.7)	—	—	(13.7)
Impact of assets held for sale	—	—	—	—	—	—	—
Other, net	—	—	—	—	3.3	—	3.3
Changes in assets and liabilities (net of effects of acquisitions)	—	—	—	(50.4)	(29.9)	—	(80.3)

Net cash provided by operating activities	—	—	—	37.5	628.3	—	665.8

Cash Flows From Investing Activities:
Additions to property plant and equipment	—	—	—	(3.1)	(134.4)	—	(137.5)
Additions to product rights and other intangibles	—	—	—	—	(9.0)	—	(9.0)
Additions to marketable securities and other investments	—	—	—	—	(5.2)	—	(5.2)
Proceeds from sales of property, plant and equipment	—	—	—	—	8.0	—	8.0
Proceeds from sale of marketable securities and other investments	—	—	—	—	58.9	—	58.9
Proceeds from sales of divested products	—	—	—	—	232.5	—	232.5
Acquisitions of business, net of cash acquired	—	—	—	(5,359.3)	(383.5)	—	(5,742.8)
Investment in foreign exchange derivative	—	—	—	—	(156.7)	—	(156.7)
Other investing activities, net	—	—	—	—	2.8	—	2.8

Net cash (used in) investing activities	—	—	—	(5,362.4)	(386.6)	—	(5,749.0)

Cash Flows From Financing Activities:
Proceeds from issuance of long term debt	—	—	—	5,665.5	—	—	5,665.5
Proceeds from borrowings on the revolving credit facility	—	—	—	375.0	—	—	375.0
Debt issuance costs	—	—	—	(77.8)	—	—	(77.8)
Payments on debt, including capital lease obligations	—	—	—	(679.7)	—	—	(679.7)
Proceeds from stock plans	—	—	—	18.8	—	—	18.8
Payments of contingent consideration	—	—	—	—	(105.3)	—	(105.3)
Repurchase of ordinary shares (2012 and before common stock)	—	—	—	(16.1)	—	—	(16.1)
Acquisition of noncontrolling interest	—	—	—	—	(4.5)	—	(4.5)
Excess tax benefit from stock-based compensation	—	—	—	13.7	—	—	13.7

Net cash provided by / (used in) financing activities	—	—	—	5,299.4	(109.8)	—	5,189.6

Effect of currency exchange rate changes on cash and cash equivalents	—	—	—	—	3.3	—	3.3
Movement in cash held for sale	—	—	—	—	—	—	—

Net increase / (decrease) in cash and cash equivalents	—	—	—	(25.5)	135.2	—	109.7
Cash and cash equivalents at beginning of period	—	—	—	26.6	182.7	—	209.3

Cash and cash equivalents at end of period	$—	$—	$—	$1.1	$317.9	$—	$319.0

Warner Chilcott Limited

Consolidating Statement of Cash Flows

For the Twelve Months Ended December 31, 2011

($ in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non- guarantors	Eliminations	Consolidated Warner Chilcott Limited
Cash Flows From Operating Activities:
Net income / (loss)	$—	$—	$—	$259.1	$276.6	$(276.6)	$259.1

Reconciliation to net cash provided by operating activities:
(Earnings) / losses of equity interest subsidiaries	—	—	—	(276.6)	—	276.6	—
Depreciation	—	—	—	6.4	87.2	—	93.6
Amortization	—	—	—	—	354.3	—	354.3
Provision for inventory reserve	—	—	—	—	44.4	—	44.4
Share-based compensation	—	—	—	22.5	17.3	—	39.8
Deferred income tax benefit	—	—	—	—	(126.9)	—	(126.9)
(Earnings) / loss on equity method investments	—	—	—	—	4.5	—	4.5
Loss / (gain) on sale of securities and assets, net	—	—	—	—	(0.8)	—	(0.8)
Goodwill impairment	—	—	—	—	—	—	—
Loss / (gain) on asset sale and impairments, net	—	—	—	0.4	75.9	—	76.3
Amortization of inventory step up	—	—	—	—	10.0	—	10.0
Loss on foreign exchange derivatives	—	—	—	—	—	—	—
Amortization of deferred financing costs	—	—	—	—	—	—	—
Increase/(decrease) in allowance for doubtful accounts	—	—	—	—	2.3	—	2.3
Accretion of preferred stock and contingent consideration obligations	—	—	—	—	14.6	—	14.6
Contingent consideration fair value adjustment	—	—	—	—	—	—	—
Excess tax benefit from stock-based compensation	—	—	—	(14.6)	—	—	(14.6)
Impact of assets held for sale	—	—	—	—	—	—	—
Other, net	—	—	—	—	(0.2)	—	(0.2)
Changes in assets and liabilities (net of effects of acquisitions)	—	—	—	(56.1)	(68.3)	—	(124.4)

Net cash provided by operating activities	—	—	—	(58.9)	690.9	—	632.0

Cash Flows From Investing Activities:
Additions to property plant and equipment	—	—	—	(2.6)	(124.1)	—	(126.7)
Additions to product rights and other intangibles	—	—	—	—	(18.7)	—	(18.7)
Additions to marketable securities and other investments	—	—	—	—	(13.6)	—	(13.6)
Proceeds from sales of property, plant and equipment	—	—	—	—	6.7	—	6.7
Proceeds from sale of marketable securities and other investments	—	—	—	—	6.1	—	6.1
Proceeds from sales of divested products	—	—	—	—	—	—	—
Acquisitions of business, net of cash acquired	—	—	—	—	(575.1)	—	(575.1)
Investment in foreign exchange derivative	—	—	—	—	—	—	—
Other investing activities, net	—	—	—	—	2.3	—	2.3

Net cash (used in) investing activities	—	—	—	(2.6)	(716.4)	—	(719.0)

Cash Flows From Financing Activities:
Proceeds from issuance of long term debt	—	—	—	—	—	—	—
Proceeds from borrowings on the revolving credit facility	—	—	—	400.0	—	—	400.0
Debt issuance costs	—	—	—	—	—	—	—
Payments on debt, including capital lease obligations	—	—	—	(428.8)	—	—	(428.8)
Proceeds from stock plans	—	—	—	54.9	—	—	54.9
Payments of contingent consideration	—	—	—	—	(4.5)	—	(4.5)
Repurchase of ordinary shares (2012 and before common stock)	—	—	—	(14.2)	—	—	(14.2)
Acquisition of noncontrolling interest	—	—	—	—	(5.6)	—	(5.6)
Excess tax benefit from stock-based compensation	—	—	—	14.6	—	—	14.6

Net cash provided by / (used in) financing activities	—	—	—	26.5	(10.1)	—	16.4

Effect of currency exchange rate changes on cash and cash equivalents	—	—	—	—	(2.9)	—	(2.9)
Movement in cash held for sale	—	—	—	—	—	—	—

Net increase / (decrease) in cash and cash equivalents	—	—	—	(35.0)	(38.5)	—	(73.5)
Cash and cash equivalents at beginning of period	—	—	—	61.6	221.2	—	282.8

Cash and cash equivalents at end of period	$—	$—	$—	$26.6	$182.7	$—	$209.3

NOTE 24—Subsequent Events

The Company has completed an evaluation of all subsequent events through February 25 2014, the date of our opinion, for purposes of recording unrecognized subsequent events. The Company has evaluated subsequent events for disclosure through the date of this report. Refer to the events that have occurred in the six months ended June 30, 2014 described in our unaudited financial statements for such period included in this prospectus.

Schedule II

WARNER CHILCOTT LIMITED

Valuation and Qualifying Accounts

Years Ended December 31, 2013, 2012 and 2011

(in millions)

	Balance at beginning of period	Charged to costs and expenses	Deductions/ Write-offs	Other*	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2013	$47.9	$1.6	$(11.7)	$0.8	$38.6
Year ended December 31, 2012	$6.8	$3.6	$(1.9)	$39.4	$47.9
Year ended December 31, 2011	$12.5	$2.3	$(8.3)	$0.3	$6.8
Tax valuation allowance:
Year ended December 31, 2013	$101.6	$763.2	$(3.6)	$39.5	$900.7
Year ended December 31, 2012	$37.8	$15.1	$1.8	$46.9	$101.6
Year ended December 31, 2011	$29.7	$9.1	$(1.6)	$0.6	$37.8

*	Represents opening balances of businesses acquired in the period.

WARNER CHILCOTT LIMITED

CONSOLIDATED BALANCE SHEETS

(Unaudited; in millions, except par value and share data)

	June 30, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$4,293.1	$323.5
Marketable securities	2.5	2.5
Accounts receivable, net	1,566.3	1,404.3
Receivable from Parents	231.3	126.5
Inventories, net	1,633.3	1,786.3
Prepaid expenses and other current assets	531.3	406.3
Current assets held for sale	37.6	271.0
Deferred tax assets	203.4	231.8

Total current assets	8,498.8	4,552.2
Property, plant and equipment, net	1,531.3	1,615.1
Investments and other assets	164.6	137.5
Deferred tax assets	109.6	104.8
Product rights and other intangibles	7,528.0	8,234.5
Goodwill	8,181.4	8,197.6

Total assets	$26,013.7	$22,841.7

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$2,439.8	$2,334.2
Payables to Parents	972.5	60.4
Income taxes payable	75.5	96.6
Current portion of long-term debt and capital leases	1,588.8	534.6
Deferred revenue	39.5	38.8
Current liabilities held for sale	—	246.6
Deferred tax liabilities	29.8	35.1

Total current liabilities	5,145.9	3,346.3
Long-term debt and capital leases	10,742.6	8,517.4
Deferred revenue	40.6	40.1
Other long-term liabilities	261.1	324.2
Other taxes payable	199.3	187.3
Deferred tax liabilities	677.7	822.9

Total liabilities	17,067.2	13,238.2

Commitments and contingencies
Equity:
Member’s capital	8,049.8	8,049.8
Retained earnings	801.4	1,458.2
Accumulated other comprehensive income	90.3	90.5

Total members equity	8,941.5	9,598.5
Noncontrolling interest	5.0	5.0

Total equity	8,946.5	9,603.5

Total liabilities and equity	$26,013.7	$22,841.7

See accompanying Notes to Consolidated Financial Statements.

WARNER CHILCOTT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; in millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net revenues	$2,667.2	$1,989.8	$5,322.3	$3,885.3

Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	1,296.5	1,050.3	2,589.5	2,136.9
Research and development	158.0	136.3	329.5	268.4
Selling and marketing	291.5	235.6	574.6	462.8
General and administrative	261.0	225.8	539.0	411.6
Goodwill impairment	—	647.5	—	647.5
Amortization	422.9	149.6	847.1	308.0
Asset sales, impairments and contingent consideration	22.1	7.8	21.7	155.8

Total operating expenses	2,452.0	2,452.9	4,901.4	4,391.0

Operating income / (loss)	215.2	(463.1)	420.9	(505.7)

Non-Operating income (expense):
Interest income	1.2	1.2	2.2	2.0
Interest expense	(79.1)	(55.1)	(151.9)	(109.2)
Other income (expense), net	(35.8)	3.8	(30.8)	24.4

Total other income (expense), net	(113.7)	(50.1)	(180.5)	(82.8)

Income / (loss) before income taxes and noncontrolling interest	101.5	(513.2)	240.4	(588.5)
Provision for income taxes	40.1	51.4	81.3	79.6

Net income / (loss)	61.4	(564.6)	159.1	(668.1)
(Income) / loss attributable to noncontrolling interest	(0.1)	(0.2)	(0.3)	0.5

Net income / (loss) attributable to ordinary shareholders	$61.3	$(564.8)	$158.8	$(667.6)

See accompanying Notes to Consolidated Financial Statements.

WARNER CHILCOTT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

(Unaudited; in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net income / (loss)	$61.4	$(564.6)	$159.1	$(668.1)
Other comprehensive income / (loss)
Foreign currency translation gains / (losses)	6.6	7.4	(0.9)	(121.1)
Unrealized gains, net of tax	—	—	0.7	—
Reclassification for gains included in net income, net of tax	—	—	—	—

Total other comprehensive income / (loss), net of tax	6.6	7.4	(0.2)	(121.1)

Comprehensive income / (loss)	68.0	(557.2)	158.9	(789.2)
Comprehensive (income) / loss attributable to noncontrolling interest	(0.1)	(0.2)	(0.3)	0.5

Comprehensive income / (loss) attributable to ordinary shareholders	$67.9	$(557.4)	$158.6	$(788.7)

See accompanying Notes to Consolidated Financial Statements.

WARNER CHILCOTT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; in millions)

	Six Months Ended June 30,
	2014	2013
Cash Flows From Operating Activities:
Net income / (loss)	$159.1	$(668.1)

Reconciliation to net cash provided by operating activities:
Depreciation	105.1	97.6
Amortization	847.1	308.0
Provision for inventory reserve	75.3	29.5
Share-based compensation	31.2	26.3
Deferred income tax benefit	(151.5)	(137.5)
(Earnings) loss on equity method investments	(1.8)	(1.7)
Goodwill impairment	—	647.5
Loss / (gain) on sale of securities and asset sales and impairments, net	43.7	5.5
Amortization of inventory step up	210.0	93.5
Amortization of deferred financing costs	26.4	3.8
Increase / (decrease) in allowance for doubtful accounts	3.0	(1.0)
Accretion of contingent payment consideration	8.5	1.4
Contingent consideration fair value adjustment	(36.4)	150.3
Excess tax benefit from stock-based compensation	—	(14.2)
Other, net	(11.2)	1.2
Changes in assets and liabilities (net of effects of acquisitions):
Decrease / (increase) in accounts receivable, net	(162.1)	(46.1)
Decrease / (increase) in inventories	(154.4)	(215.0)
Decrease / (increase) in prepaid expenses and other current assets	31.1	21.2
Increase / (decrease) in accounts payable and accrued expenses	58.8	(18.5)
Increase / (decrease) in deferred revenue	(8.6)	22.8
Increase / (decrease) in income and other taxes payable	(108.1)	(19.8)
Increase / (decrease) in other assets and liabilities, including receivable / payable with Parents	(79.7)	4.3

Total adjustments	726.4	959.1

Net cash provided by operating activities	885.5	291.0

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(80.8)	(73.8)
Additions to product rights and other intangibles	—	(2.4)
Proceeds from the sale of assets	18.0	11.9
Proceeds from sales of property, plant and equipment	4.2	5.9
Acquisitions of business, net of cash acquired	(119.2)	(194.6)

Net cash (used in) investing activities	(177.8)	(253.0)

Cash Flows From Financing Activities:
Proceeds from borrowings on credit facility	80.0	125.0
Proceeds from borrowings of long-term indebtedness	3,676.2	—
Debt issuance and other financing costs	(51.9)	—
Payments on debt, including capital lease obligations	(467.8)	(216.7)
Proceeds from stock plans	—	5.5
Payments of contingent consideration	(7.8)	(2.2)
Repurchase of ordinary shares	—	(22.5)
Acquisition of noncontrolling interest	—	(10.4)
Excess tax benefit from stock-based compensation	—	14.2

Net cash provided by / (used in) financing activities	3,228.7	(107.1)

Effect of currency exchange rate changes on cash and cash equivalents	(3.8)	(23.0)
Movement in cash held for sale	37.0	—

Net increase / (decrease) in cash and cash equivalents	3,969.6	(92.1)
Cash and cash equivalents at beginning of period	323.5	319.0

Cash and cash equivalents at end of period	$4,293.1	$226.9

See accompanying Notes to Consolidated Financial Statements.

WARNER CHILCOTT LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—General

Warner Chilcott Limited (the successor Company to Actavis, Inc.) is an indirect wholly-owned subsidiary of Actavis plc, the ultimate parent of the group. Warner Chilcott Limited is an integrated global specialty pharmaceutical company engaged in the development, manufacturing, marketing, sale and distribution of generic, branded generic, brand name (“brand”, “branded” or “specialty brand”), biosimilar and over-the-counter (“OTC”) pharmaceutical products. The Company also develops and out-licenses generic pharmaceutical products primarily in Europe through our Medis third-party business. The Company reported its business into two operating segments: Pharma (“Pharma” or “Actavis Pharma”) and Anda Distribution. The Pharma segment includes patent-protected products, certain trademarked off-patent pharmaceutical products that we sell and market as branded pharmaceutical products, and off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by the Company, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. The Anda Distribution segment operating results exclude sales of products developed, acquired, or licensed by the Pharma segment. These financial statements have been revised to reflect this change.

The Company operates manufacturing, distribution, research and development (“R&D”) and administrative facilities in many of the world’s established and growing international markets, including the United States of America (“U.S.”), Canada and Puerto Rico (together “North America”), and its key international markets around the world (“International”).

The accompanying consolidated financial statements should be read in conjunction with the Company’s annual financial statements included in this prospectus. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with United States generally accepted accounting principles (“GAAP”) have been condensed or omitted from the accompanying consolidated financial statements. The accompanying year end consolidated balance sheet was derived from the audited financial statements. The accompanying interim financial statements are unaudited, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the Company’s consolidated financial position, results of operations, comprehensive income / (loss) and cash flows for the periods presented. Unless otherwise noted, all such adjustments are of a normal, recurring nature. All intercompany transactions and balances have been eliminated in consolidation. The Company’s results of operations, comprehensive income / (loss) and cash flows for the interim periods are not necessarily indicative of the results of operations, comprehensive income / (loss) and cash flows that it may achieve in future periods.

Warner Chilcott Limited (the successor company of Actavis, Inc.) and its direct parent, Warner Chilcott plc, were acquired by Actavis plc, the ultimate parent company on October 1, 2013, pursuant to the transaction agreement dated May 19, 2013 among Actavis, Inc. (the predecessor of Warner Chilcott Limited), Warner Chilcott plc, Actavis plc, Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding Inc.) and Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2 Inc.) (“MergerSub”), whereby (i) Actavis plc acquired Warner Chilcott plc (the “Warner Chilcott Acquisition”) pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 where each Warner Chilcott plc ordinary share was converted into 0.160 of an Actavis plc ordinary share (the “Company Ordinary Shares”), or $5,833.9 million in equity consideration, and (ii) MergerSub merged with and into Actavis, Inc., with Actavis, Inc. as the surviving corporation in the merger (the “Merger” and, together with the Warner Chilcott Acquisition, the “Transactions”). Following the consummation of the Transactions, Actavis, Inc. and Warner Chilcott became wholly-owned subsidiaries of Actavis plc. Each of Actavis, Inc.’s common shares was converted into one Actavis plc Ordinary Share.

On October 31, 2012, Watson Pharmaceuticals, Inc. completed the acquisition of the Actavis Group for a cash payment of €4.2 billion, or approximately $5.5 billion, and contingent consideration of up to 5.5 million newly issued shares of Actavis, Inc. which have since been issued (the “Actavis Group Acquisition”). Watson Pharmaceuticals, Inc.’s Common Stock traded on the NYSE under the symbol “WPI” until close of trading on January 23, 2013, at which time Watson Pharmaceuticals, Inc. changed its corporate name to “Actavis, Inc.” and changed its ticker symbol to “ACT.”

Effective October 1, 2013, through a series of related-party transactions, Actavis plc contributed its indirect subsidiaries, including Actavis Inc. to Warner Chilcott Limited. References throughout to “we,” “our,” “us,” the “Company”, “Actavis” or “Warner Chilcott” refer to financial information and transactions of Watson Pharmaceuticals, Inc. prior to January 23, 2013, Actavis, Inc. from January 23, 2013 until October 1, 2013 and Warner Chilcott Limited and its subsidiaries subsequent to October 1, 2013.

NOTE 2—Summary of Significant Accounting Policies

The following are interim updates to certain of the policies described in “Note 3” of the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2013 included in this prospectus.

Revenue Recognition Including Multiple-Element Arrangements

General

Revenue from product sales is recognized when title and risk of loss to the product transfers to the customer, which is based on the transaction shipping terms. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, the seller’s price to the buyer to be fixed or determinable and the completion of all performance obligations. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: chargebacks, trade discounts, billback adjustments, sales returns and allowances, commercial and government rebates, customer loyalty programs and fee for service arrangements with certain distributors, which we refer to in the aggregate as “SRA” allowances.

Royalty and commission revenue is recognized as a component of net revenues in accordance with the terms of their respective contractual agreements when collectability is reasonably assured and when revenue can be reasonably measured.

Multiple-Element Arrangements

The Company identifies each discrete deliverable included in a multiple-element arrangement and identifies which of those deliverables have standalone value to the customer under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 605-25 “Revenue Recognition—Multiple-Element Arrangements” (“ASC 605-25”) and Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition—Multiple-Deliverable Revenue” (“ASU No. 2009-13”). The Company allocates arrangement consideration to the deliverables based on the appropriate selling price using the hierarchy outlined in ASC 605-25, as amended by ASU No. 2009-13. The selling price used for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE is available. BESP is determined in a manner consistent with that used to establish the price to sell the deliverable on a standalone basis. Revenue is recognized for each unit of accounting based on the relevant authoritative literature for that deliverable.

Contingency-Adjusted Performance Model

Revenues recognized from research, development and licensing agreements (including milestone receipts) are recorded on the “contingency-adjusted performance model” which requires deferral of revenue until such time as contract milestone requirements have been met. Under this model, revenue related to each payment is recognized over the entire contract performance period, starting with the contract’s commencement, but not prior to earning and/or receiving the milestone amount (i.e., removal of any contingency). The amount of revenue recognized is based on the ratio of costs incurred to date to total estimated cost to be incurred. In certain circumstances, it may be appropriate to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. In order to recognize milestone consideration as revenue in the period in which the milestone is achieved, there needs to be “substantive” certainty that the milestone will be achieved, relate solely to past performance and the consideration needs to be commensurate with the Company’s performance. Factors the Company considers in determining whether a milestone is substantive at the inception of an arrangement include: whether substantive effort will be required to achieve the milestone; what labor, skill, and other costs will be incurred to achieve the milestone; how certain the achievement of the milestone is; whether a reasonable amount of time will elapse between any upfront payment and the first milestone as well as between each successive milestone; and, whether the milestone is nonrefundable or contains clawback provisions.

Provisions for SRAs

As is customary in the pharmaceutical industry, our gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Company recognizes gross revenue from the sale of products, an estimate of SRA is recorded, which reduces the gross product revenues. Accounts receivable and/or accrued liabilities are also reduced and/or increased by the SRA amount. These provisions are estimated based on historical payment experience, historical relationship of the deductions to gross product revenues, government regulations, estimated utilization or redemption rates, estimated customer inventory levels and current contract sales terms with direct and indirect customers. The estimation process used to determine our SRA provision has been applied on a consistent basis and no material revenue adjustments have been necessary to increase or decrease our reserves for SRA as a result of a significant change in underlying estimates. The Company uses a variety of methods to assess the adequacy of the SRA reserves to ensure that our financial statements are fairly stated. This includes periodic reviews of customer inventory data, customer contract programs and product pricing trends to analyze and validate the SRA reserves.

Chargebacks—A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid by our wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. The chargeback provision and related reserve varies with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventories. The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at contract prices. The Company validates the chargeback accrual quarterly through a review of the inventory reports obtained from our largest wholesale customers. This customer inventory information is used to verify the estimated liability for future chargeback claims based on historical chargeback and contract rates. These large wholesalers represent the vast majority of the recipients of the Company’s chargeback payments. We continually monitor current pricing trends and wholesaler inventory levels to ensure the liability for future chargebacks is fairly stated.

Rebates—Rebates include volume related incentives to direct and indirect customers, third party managed care and Medicare Part D rebates, Medicaid rebates and other government rebates. Rebates are accrued based on an estimate of claims to be paid for product sold into trade by the Company. Volume rebates are generally offered to customers as an incentive to use the Company’s products and to encourage greater product sales. These rebate programs include contracted rebates based on customers’ purchases made during an applicable monthly, quarterly or annual period. The provision for third party rebates is estimated based on our customers’ contracted rebate programs and the Company’s historical experience of rebates paid. Any significant changes to our customer rebate programs are considered in establishing the provision for rebates. The provisions for government rebates are based, in part, upon historical experience of claims submitted by the various states / authorities, contractual terms, as well as government regulations. We monitor legislative changes to determine what impact such legislation may have on our provision.

Cash Discounts—Cash discounts are provided to customers that pay within a specific period. The provision for cash discounts is estimated based upon invoice billings, utilizing historical customer payment experience. The Company’s experience of payment history is fairly consistent and most customer payments qualify for the cash discount. Accordingly, our reserve for cash discounts is readily determinable.

Returns and Other Allowances—The Company’s provision for returns and other allowances include returns, pricing adjustments, promotional allowances, loyalty cards and billback adjustments.

Consistent with industry practice, the Company maintains a returns policy that allows customers to return product for a credit. In accordance with the Company’s policy, credits for customer returns of products are applied against outstanding account activity or are settled in cash. Product exchanges are not permitted. Customer returns of product are generally not resalable. The Company’s estimate of the provision for returns is based upon historical experience and current trends of actual customer returns. Additionally, we consider other factors when estimating the current period returns provision, including levels of inventory in the distribution channel, as well as significant market changes which may impact future expected returns.

Pricing adjustments, which includes shelf stock adjustments, are credits issued to reflect price decreases in selling prices charged to the Company’s direct customers. Shelf stock adjustments are based upon the amount of product our customers have in their inventory at the time of an agreed-upon price reduction. The provision for shelf stock adjustments is based upon specific terms with the Company’s direct customers and includes estimates of existing customer inventory levels based upon their historical purchasing patterns. We regularly monitor all price changes to evaluate the Company’s reserve balances. The adequacy of these reserves is readily determinable as pricing adjustments and shelf stock adjustments are negotiated and settled on a customer-by-customer basis.

Promotional allowances are credits that are issued in connection with a product launch or as an incentive for customers to carry our product. The Company establishes a reserve for promotional allowances based upon contractual terms.

Billback adjustments are credits that are issued to certain customers who purchase directly from us as well as indirectly through a wholesaler. These credits are issued in the event there is a difference between the customer’s direct and indirect contract price. The provision for billbacks is estimated based upon historical purchasing patterns of qualified customers who purchase product directly from us and supplement their purchases indirectly through our wholesale customers.

Loyalty cards allow the end user patients a discount per prescription and is accrued based on historical experience, contract terms and the volume of product and cards in the distribution channel.

Net revenues and accounts receivable balances in the Company’s consolidated financial statements are presented net of SRA estimates. SRA balances in accounts receivable were $1,358.7 million and $1,254.8 million at June 30, 2014 and December 31, 2013, respectively. SRA balances in accounts payable and accrued expenses were $668.3 million and $719.0 million at June 30, 2014 and December 31, 2013, respectively. The provisions recorded to reduce gross product sales to net product sales were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Gross product sales	$4,505.7	$3,355.7	$8,834.7	$6,562.1
Provisions to reduce gross product sales to net product sales	1,879.7	1,427.5	3,611.8	2,762.6

Net product sales	$2,626.0	$1,928.2	$5,222.9	$3,799.5

Percentage of provisions to gross sales	41.7%	42.5%	40.9%	42.1%

The decrease in the SRA deductions as a percentage of gross product sales primarily relates to the increase in branded sales versus the prior year periods, which generally have lower rebate percentages, offset, in part, by a shift in U.S. generics sales whereby a higher portion of sales are going through the wholesale channel, which has the impact of raising the rebate percentages. During the six months ended June 30, 2014, the Company lowered SRA balances relating to the valuation of assets and liabilities as part of the Warner Chilcott Acquisition measurement period adjustment by $56.6 million, with an offset to goodwill ($36.8 million) and deferred tax liabilities ($19.8 million).

Goodwill and Intangible Assets with Indefinite-Lives

We test goodwill and intangible assets with indefinite-lives for impairment annually at the end of the second quarter by comparing the fair value of each of our reporting units as determined by a five year cash-flow forecast with a terminal value, to the respective carrying value of the reporting units. Additionally, we may perform tests between annual tests if an event occurs or circumstances change that could potentially reduce the fair value of a reporting unit below its carrying amount. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. During the second quarter of 2014, we performed our annual impairment assessment of goodwill, IPR&D intangible assets and trade name intangibles assets with indefinite-lives. The Company utilized discount rates for its reporting units ranging from 7.5% to 9.5% and long-term growth rates ranging from 2.0% to 4.5% in its estimation of fair value. The factors used in evaluating goodwill for impairment are subject to change and are tracked against historical results by management. Changes in the key assumptions by management can change the results of testing. The Company determined there was no impairment associated with goodwill or trade name intangible assets. During the second quarter of 2014, the Company recorded a $16.3 million impairment related to IPR&D for select projects as the Company decided to no longer invest in these IPR&D projects.

Goodwill is considered impaired if the carrying amount of the net assets exceeds the fair value of the reporting unit. Impairment, if any, would be recorded in operating income and this could result in a material reduction in net income / (loss) and earnings per share. During the 2013 integration of the Actavis Group with the Watson business, the Company reorganized its organizational structure and management performance reporting, which was then further reorganized in January of 2014. In 2013, the reporting units within our Pharma operating segment were organized as follows: Americas (The United States of America (“U.S.”), Canada, Latin America), Europe (Europe, Russia, Commonwealth of Independent States (“CIS”), and Turkey), and MEAAP (Middle East, Africa, Australia, and Asia Pacific). These reporting units combined the Watson and Actavis Group businesses. The combination of the Watson and the Actavis Group business and net assets in the European reporting unit, combined with other market factors, led to the impairment of the goodwill associated with this reporting unit in the second quarter of 2013.

During the second quarter of 2013, concurrent with the availability of discrete financial information for the then new reporting units, we completed an extensive review of our operating businesses, including exploring options for addressing overall profitability of seven Western European commercial operations consisting of, among other things, restructuring their operations, refocusing their activities on specific sub-markets, as well as potential divestitures of such businesses to other third parties. The potential impact of these conditions were considered in our projections when determining the indicated fair value of our reporting units for the impairment tests that were performed during the second quarter of 2013. Upon completion of step one of the impairment analysis for each of our reporting units, it was concluded the fair value of the Pharma—Europe reporting unit was below its carrying value including goodwill. This was primarily related to the integration of our Arrow Group (acquired on December 2, 2009, in exchange for cash consideration of $1.05 billion, approximately 16.9 million shares of the Company’s Restricted Ordinary Shares and 200,000 shares of the Company’s Mandatorily Redeemable Preferred Stock and certain contingent consideration (the “Arrow Group Acquisition”)) with the Actavis Group in Europe. The fair value of our reporting units was estimated based on a discounted cash flow model using management’s business plans and projections as the basis for expected future cash flows for approximately five years and residual growth rates ranging from 2% to 4% thereafter. Management believes that the assumptions it used for the impairment tests performed were consistent with those that would be utilized by a market participant in performing similar valuations of our reporting units. A separate discount rate was utilized for each reporting unit that was derived from published sources and, on a weighted average basis, a discount rate of 8% was utilized using our weighted average cost of capital, which considered the overall inherent risk of the reporting unit and the rate of return a market participant would expect. As a result of completing step two of our impairment analysis, we recorded an impairment of the Pharma—Europe reporting unit of $647.5 million, representing primarily all the goodwill allocated to this reporting unit, in the three and six months ended June 30, 2013.

Litigation and Contingencies

The Company is involved in various legal proceedings in the normal course of its business, including product liability litigation, intellectual property litigation, employment litigation and other litigation. Additionally, the Company, in consultation with its counsel, assesses the need to record a liability for contingencies on a case-by-case basis in accordance with ASC Topic 450 “Contingencies” (“ASC 450”). Accruals are recorded when the Company determines that a loss related to a matter is both probable and reasonably estimable. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. Acquired contingencies in business combinations are recorded at fair value to the extent determinable, otherwise in accordance ASC 450. Refer to “NOTE 17—Commitments and Contingencies” for more information.

R&D Activities

R&D activities are expensed as incurred and consist of self-funded R&D costs, the costs associated with work performed under collaborative R&D agreements, regulatory fees, and milestone payments, if any. R&D expenses include direct and allocated expenses. On December 19, 2011, the Company entered into a collaboration agreement with Amgen, Inc. (“Amgen”) to develop and commercialize, on a worldwide basis, several oncology antibody biosimilar medicines. Amgen has assumed primary responsibility for developing, manufacturing and initially commercializing the oncology antibody products. As of June 30, 2014, the Company’s maximum potential remaining co-development obligation under this agreement was $282.2 million.

Restructuring Costs

The Company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. In accordance with existing benefit arrangements, employee severance costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period. Refer to “NOTE 16—Business Restructuring Charges” for more information.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606” (“ASU 2014-09”) and the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standards (“IFRS”) 15, “Revenue from Contracts with Customers.” The issuance of these documents completes the joint effort by the FASB and the IASB to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). ASU 2014-09 will supersede the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU 2014-09 also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition—Construction-Type and Production-Type Contracts.” In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, “Property, Plant, and Equipment,” and intangible assets within the scope of Topic 350, “Intangibles—Goodwill and Other”) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is evaluating the impact, if any, this pronouncement will have on future financial positions and results of operations.

NOTE 3—Acquisitions and Other Agreements

The following are interim updates to certain acquisition and other agreements described in “Note 4” of the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2013 included in the Annual Report, which are expected to, or have had, a material impact on the financial results of the Company as of and for the periods ended June 30, 2014 and 2013.

Forest Laboratories

On February 17, 2014, Actavis plc entered into a Merger Agreement (the “Forest Merger Agreement”) by and among Actavis plc, Tango US Holdings Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“US Holdco”), Tango Merger Sub 1 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdco (“Merger Sub 1”), Tango Merger Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdco (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”) and Forest Laboratories, Inc., a Delaware corporation (“Forest” or “Forest Laboratories”).

Under the terms of the Forest Merger Agreement, the acquisition of Forest was accomplished through a merger of Merger Sub 1 with and into Forest (“Merger 1”), with Forest being the surviving entity (the “First Surviving Corporation”). Immediately following the consummation of Merger 1, the First Surviving Corporation merged with and into Merger Sub 2 (“Merger 2” and, together with Merger 1, the “Mergers”), with Merger Sub 2 being the surviving entity.

At the effective time of Merger 1, each share of Forest’s common stock issued and outstanding immediately prior to Merger 1 (other than dissenting shares) was converted into the right to receive, at the election of the holder of such share of Forest common stock, (i) a combination of $26.04 in cash, plus .3306 Actavis plc shares (the “Mixed Election”), (ii) $86.81 in cash (the “Cash Election”) or (iii) .4723 Actavis plc shares (the “Stock Election”). On July 1, 2014, the transaction closed and Actavis plc acquired Forest for equity consideration which includes outstanding equity awards (approximately $20.6 billion) and cash consideration (approximately $7.0 billion which was funded in part with cash on hand and financing available on July 1, 2014) of approximately $27.6 billion (the “Forest Acquisition”). Under the terms of the transaction, Forest shareholders received 89.8 million Actavis plc ordinary shares, 6.0 million Actavis plc non-qualified stock options and 1.1 million of Actavis plc share units. The assets acquired and the results of operations of Forest will be included in Actavis plc’s financial statements from the date of acquisition, July 1, 2014. Through a series of related-party transactions, US Holdco was contributed to the Company.

Forest was a leading, fully integrated, specialty pharmaceutical company largely focused on the United States market. Forest marketed a portfolio of branded drug products and developed new medicines to treat patients suffering from diseases principally in the following therapeutic areas: central nervous system, cardiovascular, gastrointestinal, respiratory, anti-infective, and cystic fibrosis.

As a result of the transaction, the Company incurred transaction and integration costs of $39.8 million, including severance-related charges of $14.8 million, financing-related charges of $5.8 million and other costs associated with the acquisition of $19.2 million in the three months ended June 30, 2014. For the six months ended June 30, 2014, the Company incurred transaction and integration costs of $53.9 million, including severance-related charges of $14.8 million, financing-related charges of $8.7 million and other costs associated with the acquisition of $30.4 million. The Company also incurred $13.5 million and $23.0 million of other expenses relating to the bridge loan commitments as a result of the transaction in the three and six months ended June 30, 2014, respectively.

In order to complete the acquisition, the Company divested two of its products to Impax Laboratories, Inc. (“Impax”); Lamotrigine ODT and Ursodiol Tablets for cash consideration. In exchange for the products, the Company received $8.0 million on July 1, 2014. In addition, the Company and Impax entered into a supply agreement whereby the Company will supply product to Impax. Revenues recognized from the divested products were deminimis in the three and six months ended June 30, 2014 and 2013. In addition, on July 1, 2014, the Company divested two acquired Forest products for a combined consideration of $13.5 million. The product revenues were not included in the results of operations of Warner Chilcott Limited.

May 2014 Acquisition

On May 20, 2014, the Company entered into an agreement to license the product rights for an injectable (the “May 2014 Acquisition”) in certain European territories for an upfront and milestone payments of €5.7 million, or approximately $7.8 million. Under acquisition accounting, the full consideration includes the fair value contingent consideration of €12.5 million, or approximately $17.1 million, for a total consideration equal to approximately €18.2 million, or approximately $24.9 million. The Company is accounting for the acquisition as a business combination requiring that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. As a result of this transaction, the Company recognized intangible assets of €18.2 million, or $24.9 million, in the six months ended June 30, 2014. The Company also entered into a supply agreement, under which it will receive product for a period of five years from the launch of the product with potential renewals thereafter. Pro forma results of operations have not been presented because the effect was not material.

Akorn

On April 17, 2014, the Company entered into agreements with Akorn, Inc. (“Akorn”) and Hi-Tech Pharmacal Co. Inc. to purchase four currently marketed products and one product under development for cash consideration of $16.8 million (the “Akorn Acquisition”). The agreements include three products marketed under Abbreviated New Drug Applications (“ANDA”): Ciprofloxacin Hydrochloride Ophthalmic Solution, Levofloxacin Ophthalmic Solution and Lidocaine Hydrochloride Jelly, and one product marketed under a New Drug Application (“NDA”): Lidocaine/Prilocaine Topical Cream. The Company treated the purchase of the specific products as an acquisition of a business requiring that the assets acquired and liabilities assumed in the business combination be recognized at their fair values as of the acquisition date. Included in the purchase price allocation was the fair value of inventory that the Company purchased of $0.7 million and $16.1 million for intangible assets. The Company also entered into a supply agreement with Akorn, under which Akorn will supply product for a period of either of two years or until an alternative supplier is found. Pro forma results of operations have not been presented because the effect was not material.

Silom Medical Company

On April 1, 2014, the Company acquired Silom Medical Company (“Silom”), a privately held generic pharmaceutical company focused on developing and marketing therapies in Thailand, for consideration of approximately $103.0 million in cash (the “Silom Acquisition”). The Silom Acquisition immediately elevated the Company into a top-five position in the Thai generic pharmaceutical market, with leading positions in the ophthalmic and respiratory therapeutic categories and a strong cardiovascular franchise.

The Silom Acquisition has been accounted for using the acquisition method of accounting. This method requires that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date as follows:

Cash and cash equivalents	$3.0
Inventories, net	4.0
Property, plant and equipment, net	16.0
Product rights and other intangibles	64.0
Goodwill	20.0
Other assets and liabilities	(4.0)

Net assets acquired	$103.0

Unaudited Pro Forma Results of Operations

Pro forma results of operations have not been presented because the effect of the Silom Acquisition was not material.

Metronidazole 1.3% Vaginal Gel

On May 1, 2013, we entered into an agreement to acquire the worldwide rights to Valeant Pharmaceuticals International, Inc.’s (“Valeant”) metronidazole 1.3% vaginal gel antibiotic development product, a topical antibiotic for the treatment of bacterial vaginosis, which is being accounted for as a business combination. Under the terms of the agreement, we acquired the product upon U.S. Food and Drug Administration (“FDA”) approval on March 25, 2014 for acquisition accounting consideration of approximately $62.3 million, which included the fair value contingent consideration of $50.3 million and upfront and milestone payments of $12.0 million, of which $9.0 million was incurred in the six months ended June 30, 2014. As a result of this transaction, the Company recognized intangible assets and goodwill of $61.8 million and $0.5 million, respectively in the six months ended June 30, 2014.

Acquisition of Warner Chilcott

On October 1, 2013, Warner Chilcott plc, the Company’s direct parent, was acquired by Actavis plc as part of the Warner Chilcott Acquisition in a stock for stock transaction for a value, including the assumption of debt, of $9.2 billion. Warner Chilcott plc as a stand-alone entity was a leading specialty pharmaceutical company focused on the women’s healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. The Warner Chilcott Acquisition expands our presence in specialty brands. Warner Chilcott’s financial results included in this report do not include the financial results of Warner Chilcott as a stand-alone entity for any of the periods or at any of the dates presented prior to October 1, 2013. As a result of the transaction, Warner Chilcott Limited became an indirect wholly-owned subsidiary of Actavis plc.

Recognition and Measurement of Assets Acquired and Liabilities Assumed at Fair Value

The Warner Chilcott Acquisition has been accounted for using the acquisition method of accounting. This method requires that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. During the six months ended June 30, 2014, the Company received updated information regarding estimated rebates and returns recorded as of the acquisition date. While finalizing acquisition accounting, the Company recorded a measurement period adjustment relating to SRAs which impacted current liabilities, goodwill and deferred taxes by $56.6 million, $36.8 million and $19.8 million, respectively, in the six months ended June 30, 2014.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date:

(in millions)	Amount
Cash and cash equivalents	$172.1
Accounts receivable	305.6
Inventories	532.5
Other current assets	80.5
Property, plant and equipment	218.3
Other long-term assets	1.2
IPR&D intangible assets	1,708.0
Intangible assets	3,021.0
Goodwill	3,956.1
Current liabilities	(604.3)
Deferred tax liabilities, net	(60.4)
Other long-term liabilities	(96.3)
Outstanding indebtedness	(3,400.4)

Net assets acquired	$5,833.9

Consideration

The total consideration for the Warner Chilcott Acquisition of $5,833.9 million is comprised of the equity value of shares that were outstanding and vested prior to October 1, 2013 ($5,761.3 million) and the portion of outstanding equity awards deemed to have been earned as of October 1, 2013 ($72.6 million). The portion deemed not to have been earned ($77.4 million) as of October 1, 2013 will be expensed over the remaining future vesting period, including $5.0 million and $45.4 million relating to Warner Chilcott restructuring charges recognized in the six months ended June 30, 2014 and the year ended December 31, 2013, respectively.

Inventories

The fair value of inventories acquired included a step-up in the value of inventories of $408.3 million. In the three and six months ended June 30, 2014 and the year ended December 31, 2013, the Company recognized $84.9 million, $209.5 million and $173.5 million, respectively, as a component of cost of sales as the inventory acquired on October 1, 2013 was sold to the Company’s customers. Included in finished goods inventory as of June 30, 2014 was $25.3 million relating to the remaining fair value step-up associated with the Warner Chilcott Acquisition.

Unaudited Pro Forma Results of Operations

The following table presents the unaudited pro forma consolidated operating results for the Company, as though the Warner Chilcott Acquisition had occurred as of the beginning of the prior annual reporting period. The unaudited pro forma results reflect certain adjustments related to past operating performance, the impact of the debt assumed, acquisition costs and acquisition accounting adjustments, such as increased depreciation and amortization expense based on the fair valuation of assets acquired and the related tax effects. The pro forma results do not include any anticipated synergies which may be achievable subsequent to the acquisition date. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on the dates indicated, nor are they indicative of the future operating results of the combined company:

(in millions; except per share amounts)	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
Net revenues	$2,600.5	$5,082.3
Net (loss) attributable to ordinary shareholders	$(683.6)	$(806.7)

Acquisition-Related Expenses

Included in general and administrative expenses for the three and six months ended June 30, 2014 are integration and restructuring charges of $7.2 million and $19.6 million, respectively, including stock-based compensation of $5.0 million incurred in connection with the Warner Chilcott Acquisition during the six months ended June 30, 2014.

Acquisition of Uteron Pharma, SA

On January 23, 2013, the Company completed the acquisition of Uteron Pharma, SA for approximately $142.0 million in cash, plus the assumption of debt and other liabilities of $7.7 million and up to $155.0 million in potential future milestone payments, of which $43.4 million was recognized on the date of acquisition (the “Uteron Acquisition”). The acquisition expanded the Company’s specialty brands’ pipeline of Women’s Health products including two potential near term commercial opportunities in contraception and infertility, and one oral contraceptive project. Several additional products in earlier stages of development were also acquired in the Uteron Acquisition.

Contingent Consideration and IPR&D

Additional consideration is conditionally due to the seller upon the achievement of certain milestones in respect to the development and commercialization of the products as well as reaching certain sales targets. The Company estimated the fair value of the contingent consideration to be $43.4 million using a probability weighting approach that considered the possible outcomes based on assumptions related to the timing and probability of the product launch date, discount rates matched to the timing of first payment, and probability of success rates and discount adjustments on the related cash flows.

At March 31, 2014, the fair value of the contingent consideration was $38.2 million, of which $22.8 million related specifically to IPR&D related to a project named Estelle and $1.5 million related to IPR&D for Colvir. Estelle is a novel natural estrogen-based 28 day cycle oral contraceptive for the prevention of pregnancy. At June 30, 2014, after an identified triggering event, the acquired IPR&D intangible asset of $13.1 million was deemed to be fully impaired. Consequently, the $22.8 million contingent liability related to Estelle was written off, resulting in a net gain of $9.7 million. Colvir is a treatment of premalignant Human Papilloma Virus (HPV) lesions of the uterine. At June 30, 2014, after an identified triggering event, the acquired IPR&D intangible asset of $2.0 million was deemed to be fully impaired. Consequently the $1.5 million contingent liability was also written off, resulting in a net loss of $0.5 million.

Unaudited Pro Forma Results of Operations

Pro forma results of operations have not been presented because the effect of the Uteron Acquisition was not material.

Acquisition of Actavis Group

On October 31, 2012, we completed the Actavis Group Acquisition. Actavis Group was a privately held generic pharmaceutical company specializing in the development, manufacture and sale of generic pharmaceuticals.

The Company funded the cash portion of the transaction through a combination of term loan borrowings and senior unsecured notes. For additional information, refer to “Note 10—Long-Term Debt.”

Inventories

The fair value of inventories acquired included a step-up in the value of inventories of approximately $137.3 million. In the six months ended June 30, 2013, the Company recognized the remaining $93.5 million as a component of cost of sales as the inventory acquired was sold to the Company’s customers.

Contingent Consideration

At December 31, 2012, the Company estimated the Actavis Group earn-out to be 3.85 million shares of Actavis plc, or $329.2 million, which was recognized on the date of acquisition. On March 28, 2013, based on further evaluation, the decision was made to award the remaining 1.65 million contingent shares of Actavis plc. Accordingly, during the six months ended June 30, 2013, the Company recorded an expense of $150.3 million for contingent consideration as a result of the decision to award all remaining contingent shares.

Other Transactions

The following transactions are expected to, or have had, a material impact on the financial results of the Company as of and for the periods ended June 30, 2014 and 2013.

Lincolnton Manufacturing Facility

During the six months ended June 30, 2014, the Company sold assets in our Lincolnton manufacturing facility. As of March 31, 2014, these assets were held for sale resulting in an impairment charge of $5.7 million in the three months ended March 31, 2014. During the three months ended June 30, 2014, the Company sold the manufacturing facility to G&W NC Laboratories, LLC (“G&W”) for $21.5 million. In addition, the Company and G&W entered into a supply agreement, whereby G&W will supply the Company product during a specified transition period. The Company allocated the fair value of the consideration to the business sold of $25.8 million and the supply agreement, which resulted in a prepaid asset to be amortized into cost of sales over the transition period of $4.3 million. As a result of the final sales terms, the Company recorded a gain on business sold of $6.6 million and $0.9 million during the three and six months ended June 30, 2014, respectively.

Corona Facility

During the quarter ended June 30, 2014, the Company held for sale assets in our Corona, California manufacturing facility. As a result, the Company recognized an impairment charge of $18.6 million in the quarter ended June 30, 2014, including a write-off of property, plant and equipment, net, due to the integration of Warner Chilcott of $5.8 million.

Valeant

During the second quarter of 2014, the Company and Valeant terminated our existing co-promotion agreements relating to Zovirax and Cordan® Tape. Prior to this termination, we co-promoted Zovirax ® cream (acyclovir 5%) to obstetricians and gynecologists in the U.S. and Valeant co-promoted Actavis Pharma’s Cordran® Tape (flurandrenolide) product in the U.S. Under terms of the agreement related to the co-promotion of Zovirax® cream, we utilized our existing Actavis Pharma sales and marketing structure to promote the product and received a co-promotion fee from sales generated by prescriptions written by our defined targeted physician group. The fees we earned under the Zovirax cream co-promotion arrangement were recognized in other revenues in the period in which the revenues were earned. Under the terms of the Cordran® Tape co-promotion agreement, Valeant utilized its existing Dermatology sales and marketing structure to promote the product, and received a co-promotion fee on sales. The fees we paid under the Cordran Tape arrangement were recognized in the period incurred as an operating expense.

Columbia Laboratories Inc.

During the six months ended June 30, 2014, the Company sold its minority interest in Columbia Laboratories Inc. for $8.5 million. As a result, the Company recorded a gain on the sale of the investment of $4.3 million in the six months ended June 30, 2014. Our former investment in Columbia Laboratories, Inc. was accounted for as an equity method investment.

Actavis (Foshan) Pharmaceuticals Co., Ltd. Assets Held for Sale

During the year ended December 31, 2013, the Company held its Chinese subsidiary, Actavis (Foshan) Pharmaceuticals Co., Ltd. (“Foshan”), for sale, which resulted in an impairment charge of $8.4 million in the fourth quarter of 2013. On January 24, 2014, the Company completed an agreement with Zhejiang Chiral Medicine Chemicals Co., Ltd to acquire its interest in Foshan (the “Foshan Sale”). The Company intends to continue further commercial operations in China in collaboration with our preferred business partners.

Western European Assets Held for Sale

During the year ended December 31, 2013, the Company held for sale our commercial infrastructure in France, Italy, Spain, Portugal, Belgium, Germany and the Netherlands, including products, marketing authorizations and dossier license rights. The Company believes that the divestiture allows the Company to focus on faster growth markets including Central and Eastern Europe, and other emerging markets which we believe will enhance our long-term strategic objectives. On January 17, 2014, we announced our intention to enter into an agreement with Aurobindo Pharma Limited (“Aurobindo”) to sell these businesses. On April 1, 2014, the Company completed the sale of the assets in Western Europe.

In connection with the sale of our Western European assets, the Company entered into a supply agreement whereby the Company will supply product to Aurobindo over a period of five years. In the second quarter of 2014, the Company allocated the fair value of the consideration for the sale of the Western European assets of $65.0 million to each element of the agreement, including the supply of product.

As a result of the transactions, the Company recognized income / (loss) on the net assets held for sale of $3.4 million and $(34.3) million in the six months ended June 30, 2014 and the year ended December 31, 2013, respectively. In addition, the Company recognized a loss on the disposal of the assets in the three and six months ended June 30, 2014 of $20.9 million and deferred revenue of $10.1 million to be recognized over the course of the supply agreement.

The following represents the global net assets held for sale ($ in millions):

	June 30, 2014	December 31, 2013
Cash and cash equivalents	$—	$37.0
Accounts receivable, net	—	94.2
Inventories, net	—	122.9
Prepaid expenses and other current assets	50.5	59.6
Impairment on the assets held for sale	(12.9)	(42.7)

Total assets held for sale	$37.6	$271.0

Accounts payable and accrued expenses	$—	$246.6

Total liabilities held for sale	$—	$246.6

Net assets held for sale	$37.6	$24.4

Amendment to Sanofi Collaboration Agreement

On October 28, 2013, Warner Chilcott Company, LLC (“WCCL”), one of our indirect wholly-owned subsidiaries, and Sanofi-Aventis U.S. LLC (“Sanofi”) entered into an amendment (the “Sanofi Amendment”) to the global collaboration agreement as amended (the “Collaboration Agreement”) to which WCCL and Sanofi are parties. WCCL and Sanofi co-develop and market Actonel® and Atelvia® (risedronate sodium) on a global basis, excluding Japan.

Pursuant to the Sanofi Amendment, the parties amended the Collaboration Agreement with respect to Actonel® and Atelvia® in the U.S. and Puerto Rico (the “Exclusive Territory”) to provide that, in exchange for the payment of a lump sum of $125.0 million by WCCL to Sanofi in the year ended December 31, 2013, WCCL’s obligations with respect to the global reimbursement payment, which represented a percentage of Warner Chilcott’s net sales as defined, as it relates to the Exclusive Territory for the year ended December 31, 2014, shall be satisfied in full. The Sanofi Amendment did not and does not apply to or affect the parties’ respective rights and obligations under the Collaboration Agreement with respect to (i) the year ended December 31, 2013 or (ii) territories outside the Exclusive Territory. The $125.0 million was recorded as an intangible asset during the year ended December 31, 2013, which will be amortized over the course of the year ending December 31, 2014 using the economic benefit model.

Endo Pharmaceuticals Inc.

The Company entered into an agreement with Endo Pharmaceuticals Inc. (“Endo”) and Teikoku Seiyaku Co., Ltd to settle all outstanding patent litigation related to the Company’s generic version of Lidoderm® . Per the terms of the agreement, on September 15, 2013, the Company launched its generic version of Lidoderm® (lidocaine topical patch 5%) to customers in the U.S. more than two years before the product’s patents expire. Lidoderm® is a local anesthetic indicated to relieve post-shingles pain. Additionally, under the terms of the agreement, the Company received and distributed branded Lidoderm® prior to the launch of the generic version of Lidoderm® .

NOTE 4—Share-Based Compensation

The Company recognizes compensation expense for all share-based compensation awards made to employees and directors based on the grant date fair value of the awards. A summary of the Company’s share-based compensation plans is presented below.

Equity Award Plans

Actavis plc, the group’s parent, has adopted several equity award plans, all of which have been approved by the Actavis plc shareholders, which authorize the granting of options, restricted shares, restricted stock units and other forms of equity awards of the Company’s parent ordinary shares, subject to certain conditions. Effective October 1, 2013, the Company recognizes the applicable expense for the employees receiving the award, while Actavis plc recognizes the equity issuance.

Option award plans require options to be granted at the fair value of the shares underlying the options at the date of the grant and generally become exercisable over periods ranging from three to five years. Each option granted expires ten years from the date of grant. During the year ended December 31, 2013, Actavis plc issued 225,000 stock options with an aggregate fair value of $4.9 million. The grant date fair value of options was based on a Black-Scholes grant date fair value of $21.63 per option. Restricted stock awards are grants that entitle the holder to ordinary shares, subject to certain terms. Restricted stock unit awards are grants that entitle the holder the right to receive an ordinary share, subject to certain terms. Restricted stock and restricted stock unit awards (both time-based vesting and performance-based vesting) generally have restrictions eliminated over a one to four year vesting period. Restrictions generally lapse for non-employee directors after one year. Certain restricted stock units are performance-based awards issued at a target number with the actual number of restricted shares issued ranging based on achievement of the performance criteria.

Fair Value Assumptions

The Company, through the group’s parent Actavis plc, has granted equity-based incentives to its employees comprised of non-qualified options, restricted stock and restricted stock units. All restricted stock and restricted stock units (whether time-based vesting or performance-based vesting), are granted and expensed, using the closing market price per share on the applicable grant date, over the applicable vesting period. Non-qualified options to purchase ordinary shares are granted to employees at exercise prices per share equal to the closing market price per share on the date of grant. The fair value of non-qualified options is determined on the applicable grant dates using the Black-Scholes method of valuation and that amount is recognized as an expense over the four year vesting period.

Share-Based Compensation Expense

Share-based compensation expense recognized in the Company’s results of operations for the three months ended June 30, 2014 and 2013 was $14.5 million and $13.8 million (including a de minimis amount of non-equity settled awards), respectively. Share-based compensation expense recognized in the Company’s results of operations for the six months ended June 30, 2014 and 2013 was $31.2 million and $26.3 million (including a de minimis amount of non-equity settled awards), respectively. Unrecognized future stock-based compensation expense was $93.0 million as of June 30, 2014. This amount will be recognized as an expense over a remaining weighted average period of 3.3 years. Stock-based compensation is being amortized and charged to operations over the same period as the restrictions are eliminated for the participants, which is generally on a straight-line basis. As a result of completion of the Forest Merger, the Company will also have unrecognized future stock-based compensation expense resulting from the acquisition accounting treatment of the outstanding Forest equity awards on July 1, 2014.

Share Activity

The following is a summary of equity award activity for unvested restricted stock and stock units of Actavis plc in the period from December 31, 2013 through June 30, 2014:

(in millions, except per share data)	Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Grant Date Fair Value
Restricted shares / units outstanding at December 31, 2013	1.9	$80.12	1.4	$152.2
Granted	0.4	$215.95		86.4
Vested	(0.8)	$(78.98)		(63.2)
Forfeited	(0.1)	$(131.00)		(13.1)

Restricted shares / units outstanding at June 30, 2014	1.4	$115.90	2.3	162.3

The following is a summary of equity award activity for non-qualified options to purchase ordinary shares of Actavis plc in the period from December 31, 2013 through June 30, 2014:

(in millions, except per share data)	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, December 31, 2013	0.4	$43.50
Exercised	(0.1)	$52.74
Cancelled	(0.1)	$28.59

Outstanding, June 30, 2014	0.2	$44.78	3.4	$31.1

Vested and expected to vest at June 30, 2014	0.2	$44.00	3.3	$30.7

In addition to the awards discussed above, the Company also grants deminimis awards to be settled in cash due to local statutory requirements.

NOTE 5—Reportable Segments

The Company reported its business into two operating segments: Actavis Pharma and Anda Distribution. The Pharma segment includes patent-protected products and certain trademarked off-patent products that the Company sells and markets as brand pharmaceutical products and off-patent pharmaceutical products that are therapeutically equivalent to proprietary products. The Anda Distribution segment distributes generic and brand pharmaceutical products manufactured by third parties, as well as by the Company, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. The Anda Distribution segment operating results exclude sales of products developed, acquired, or licensed by the Pharma segment.

During the quarter ending September 30, 2014, as a result of the Forest Acquisition, the Company realigned its organizational structure. Beginning with the quarter ending September 30, 2014, the Company will be operated and managed as three distinct operating segments: North American Brands, North American Generics and International and Anda Distribution.

The Company evaluates segment performance based on segment contribution. Segment contribution for Pharma and Anda Distribution represents segment net revenues less cost of sales (excluding amortization and impairment of acquired intangibles including product rights), selling and marketing expenses and general and administrative expenses. The Company does not report total assets, capital expenditures, R&D, amortization, goodwill impairments and asset sales, impairments and contingent consideration adjustment, net by segment as not all such information has been accounted for at the segment level, nor has such information been used by all segments. R&D related to our Pharma segment was $158.0 million and $329.5 million in the three and six months ended June 30, 2014, respectively. Within R&D, $124.3 million and $238.2 million was generic development, $9.4 million and $42.6 million was invested in brand development and $24.3 million and $48.7 million was invested in biosimilar development during the three and six months ended June 30, 2014, respectively.

Segment net revenues, segment operating expenses and segment contribution information for the Company’s Pharma and Anda Distribution segments consisted of the following for the three months ended June 30, 2014 and 2013 ($ in millions):

	Three months Ended June 30,
	2014			2013
	Actavis Pharma	Anda Distribution	Total	Actavis Pharma	Anda Distribution	Total
Product sales	$2,199.0	$427.0	$2,626.0	$1,652.4	$275.8	$1,928.2
Other revenue	41.2	—	41.2	61.6	—	61.6

Net revenues	2,240.2	427.0	2,667.2	1,714.0	275.8	1,989.8
Operating expenses:
Cost of sales(1)	922.0	374.5	1,296.5	811.5	238.8	1,050.3
Selling and marketing	264.3	27.2	291.5	212.9	22.7	235.6
General and administrative	252.2	8.8	261.0	218.0	7.8	225.8

Contribution	$801.7	$16.5	$818.2	$471.6	$6.5	$478.1

Contribution margin	35.8%	3.9%	30.7%	27.5%	2.4%	24.0%
Research and development			158.0			136.3
Amortization			422.9			149.6
Goodwill impairments			—			647.5
Asset sales, impairments and contingent consideration adjustment, net			22.1			7.8

Operating income			$215.2			$(463.1)

Operating margin			8.1%			(23.3)%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

Segment net revenues, segment operating expenses and segment contribution information for the Company’s Pharma and Anda Distribution segments consisted of the following for the six months ended June 30, 2014 and 2013 ($ in millions):

	Six Months Ended June 30,
	2014			2013
	Actavis Pharma	Anda Distribution	Total	Actavis Pharma	Anda Distribution	Total
Product sales	$4,405.7	$817.2	$5,222.9	$3,292.7	$506.8	$3,799.5
Other revenue	99.4	—	99.4	85.8	—	85.8

Net revenues	4,505.1	817.2	5,322.3	3,378.5	506.8	3,885.3
Operating expenses:
Cost of sales(1)	1,883.8	705.7	2,589.5	1,703.6	433.3	2,136.9
Selling and marketing	520.4	54.2	574.6	420.2	42.6	462.8
General and administrative	522.4	16.6	539.0	396.3	15.3	411.6

Contribution	$1,578.5	$40.7	$1,619.2	$858.4	$15.6	$874.0

Contribution margin	35.0%	5.0%	30.4%	25.4%	3.1%	22.5%
Research and development			329.5			268.4
Amortization			847.1			308.0
Goodwill impairments			—			647.5
Asset sales, impairments and contingent consideration adjustment, net			21.7			155.8

Operating income			$420.9			$(505.7)

Operating margin			7.9%			(13.0)%

(1)	Excludes amortization and impairment of acquired intangibles including product rights.

The following table presents net revenues for the reporting units in the Pharma segment for the three and six months ended June 30, 2014 and 2013 (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
North American Brands:
Women’s Health
Lo Loestrin® Fe	$68.0	$—	$130.4	$—
Minastrin® 24 Fe	56.5	—	104.4	—
Estrace® Cream	57.9	—	111.2	—
Other Women’s Health	48.4	21.3	97.4	41.3

Total Women’s Health	230.8	21.3	443.4	41.3
Urology / Gastroenterology
Rapaflo®	25.3	21.2	56.5	43.8
Delzicol® / Asacol® HD	136.4	—	277.2	—
Other Urology / Gastroenterology	52.8	34.6	106.0	68.7

Total Urology / Gastroenterology	214.5	55.8	439.7	112.5
Dermatology / Established Brands
Doryx®	17.5	—	29.4	—
Actonel®	54.2	—	115.3	—
Other Dermatology / Established Brands	70.2	67.7	153.4	120.6

Total Dermatology / Established Brands	141.9	67.7	298.1	120.6
Total North American Brands	587.2	144.8	1,181.2	274.4
North American Generics	1,031.4	949.8	2,055.6	1,906.5
International	621.6	619.4	1,268.3	1,197.6

Net Revenues	$2,240.2	$1,714.0	$4,505.1	$3,378.5

North American Brand revenues are classified based on the current mix of promoted products within Women’s Health, Urology / Gastroenterology and Dermatology / Established Brands. Movement of products between categories may occur from time to time based on changes in promotional activities.

NOTE 6—Inventories

Inventories consist of finished goods held for sale and distribution, raw materials and work-in-process. Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). The Company writes down inventories to net realizable value based on forecasted demand, market conditions or other factors, which may differ from actual results.

Inventories consisted of the following (in millions):

	June 30, 2014	December 31, 2013
Raw materials	$488.4	$522.0
Work-in-process	190.8	168.9
Finished goods	1,107.0	1,250.3

	1,786.2	1,941.2
Less: inventory reserves	152.9	154.9

Inventories, net	$1,633.3	$1,786.3

Included in finished goods inventory as of June 30, 2014 and December 31, 2013 was $25.3 million and $235.1 million, respectively, relating to the fair value step-up associated with the Warner Chilcott Acquisition.

NOTE 7—Investments in Marketable Securities and Other Investments

Investments in marketable securities and other investments consisted of the following (in millions):

	June 30, 2014	December 31, 2013
Marketable securities:
U.S. Treasury and agency securities—maturing within one year	$2.5	$2.5

Total marketable securities	$2.5	$2.5

Investments and other assets:
Equity method investments	$9.6	$12.3
Cost method and other long-term investments	1.0	1.0
Taxes receivable	57.7	57.7
Deferred loan costs	71.3	44.0
Other assets	25.0	22.5

Total investments and other assets	$164.6	$137.5

NOTE 8—Accounts payable and accrued expenses

Trade accounts payable was $588.6 million and $493.1 million as of June 30, 2014 and December 31, 2013, respectively.

Accrued expenses consisted of the following (in millions):

	June 30, 2014	December 31, 2013
Accrued expenses:
Accrued third-party rebates	$571.9	$615.8
Litigation-related reserves and legal fees	251.9	265.7
Accrued payroll and related benefits	194.5	240.2
Royalties and sales agent payables	103.6	119.1
Current portion of contingent consideration obligations	102.8	33.8
Accrued indirect returns	96.4	103.2
Interest payable	73.5	68.9
Accrued severance, retention and other shutdown costs	51.9	89.3
Accrued R&D expenditures	45.2	46.6
Accrued co-promotion liabilities	42.6	14.8
Accrued professional fees	40.1	22.6
Accrued selling and marketing expenditures	31.0	38.1
Accrued pharmaceutical fees	30.2	16.2
Accrued non-provision taxes	24.4	43.7
Other accrued expenses	191.2	123.1

Total accrued expenses	$1,851.2	$1,841.1

NOTE 9—Goodwill, Product Rights and Other Intangible Assets

Goodwill for the Company’s reporting segments consisted of the following (in millions):

	Actavis Pharma	Anda Distribution	Total
Balance at December 31, 2013	$8,111.3	$86.3	$8,197.6
Additions through acquisitions	20.4	—	20.4
Measurement period adjustments and other	(36.8)	—	(36.8)
Divestitures	(2.2)		(2.2)
Foreign exchange and other adjustments	2.4	—	2.4

Balance at June 30, 2014	$8,095.1	$86.3	$8,181.4

During the six months ended June 30, 2014, there was a decrease in goodwill resulting from adjustments to SRA reserves and the applicable deferred taxes relating to the SRA reserves in connection with the Warner Chilcott Acquisition. Also impacting the six months ended June 30, 2014 was the addition to goodwill relating to the Silom Acquisition of $20.0 million and the reduction of goodwill relating to the Lincolnton divestiture of $2.2 million.

Product rights and other intangible assets consisted of the following (in millions):

Cost basis	December 31, 2013	Acquisitions	Impairments	Other	CTA	June 30, 2014
Intangibles with definite lives:
Product rights and other related intangibles	$8,512.6	$130.5	$—	$36.2	$2.4	$8,681.7
Customer relationships	157.2	—	—	1.9	(0.8)	158.3

Total definite-lived intangible assets	$8,669.8	$130.5	$—	$38.1	$1.6	$8,840.0

Intangibles with indefinite lives:
IPR&D	$2,334.6	$36.3	$(16.3)	$(29.3)	$(5.1)	$2,320.2
Trade Name	76.2	—	—	—	—	76.2

Total indefinite-lived intangible assets	$2,410.8	$36.3	$(16.3)	$(29.3)	$(5.1)	$2,396.4

Total product rights and related intangibles	$11,080.6	$166.8	$(16.3)	$8.8	$(3.5)	$11,236.4

Accumulated Amortization	December 31, 2013	Amortization	Impairments	Other	CTA	June 30, 2014
Intangibles with definite lives:
Product rights and other related intangibles	$(2,807.2)	$(841.6)	$(1.5)	$(11.0)	$(2.8)	$(3,664.1)
Customer relationships	(38.9)	(5.5)	—	—	0.1	(44.3)

Total definite-lived intangible assets	$(2,846.1)	$(847.1)	$(1.5)	$(11.0)	$(2.7)	$(3,708.4)

Total indefinite-lived intangible assets	$—	$—	$—	$—	$—	$—

Total product rights and related intangibles	$(2,846.1)	$(847.1)	$(1.5)	$(11.0)	$(2.7)	$(3,708.4)

Net Product Rights and Other Intangibles	$8,234.5					$7,528.0

The following items had a material impact on net product rights and other intangibles in the six months ended June 30, 2014:

•	On March 25, 2014, upon FDA approval, the Company acquired metronidazole 1.3% vaginal gel antibiotic, a topical antibiotic for the treatment of bacterial vaginosis, from Valeant and recognized an intangible asset of $61.8 million.

•	On April 1, 2014, the Company acquired intangible assets in connection with the Silom acquisition of $64.0 million, including $52.6 million related to product rights and other related intangibles and $11.4 million of acquired IPR&D.

•	On April 17, 2014, the Company acquired product rights and other intangibles of $16.1 million in connection with the Akorn Acquisition.

•	On May 20, 2014, the Company acquired IPR&D of $24.9 million in connection with the May 2014 Acquisition.

•	During the three and six months ended June 30, 2014, the acquired IPR&D relating to the Estelle and Colvir projects acquired in the Uteron Acquisition of $15.1 million was deemed to be fully impaired.

Assuming no additions, disposals or adjustments are made to the carrying values and/or useful lives of the intangible assets, annual amortization expense on product rights as of June 30, 2014 over the remainder of 2014 and each of the next five years is estimated to be as follows (in millions):

Amount
2014 (remaining)	$794.5
2015	$1,230.6
2016	$766.1
2017	$610.3
2018	$511.3
2019	$395.2

The above amortization expense is an estimate. Actual amounts may change from such estimated amounts due to fluctuations in foreign currency exchange rates, additional intangible asset acquisitions, finalization of preliminary fair value estimates, potential impairments, accelerated amortization or other events.

NOTE 10—Long-Term Debt

Debt consisted of the following (in millions):

	June 30, 2014	December 31, 2013
WC Term Loan Agreement	$1,786.2	$1,832.8
Amended and Restated ACT Term Loan	1,237.2	1,310.0
Revolving Credit Facility	—	265.0
Senior Notes:
$500.0 million 1.300% notes due June 15, 2017	500.0	—
$1,200.0 million 1.875% notes due October 1, 2017	1,200.0	1,200.0
$1,250.0 million 7.75% notes due September 15, 2018	1,250.0	1,250.0
$500.0 million 2.450% notes due June 15, 2019	500.0	—
$400.0 million 6.125% notes due August 14, 2019	400.0	400.0
$1,700.0 million 3.250% notes due October 1, 2022	1,700.0	1,700.0
$1,200.0 million 3.850% notes due June 15, 2024	1,200.0	—
$1,000.0 million 4.625% notes due October 1, 2042	1,000.0	1,000.0
$1,500.0 million 4.850% notes due June 15, 2044	1,500.0	—
Plus: Unamortized premium	93.0	103.9
Less: Unamortized discount	(54.4)	(31.9)

Senior Notes, net	9,288.6	5,622.0

Capital leases	19.4	22.2

Total debt and capital leases	12,331.4	9,052.0

Less: Current portion	1,588.8	534.6

Total long-term debt and capital leases	$10,742.6	$8,517.4

July 1, 2014 Financing

On July 1, 2014, in connection with the Forest Acquisition, the Company incurred indebtedness not included in the table above. The indebtedness assumed / incurred is discussed below.

Notes

On July 1, 2014, in connection with the Forest Acquisition, Actavis plc guaranteed certain of the acquired indebtedness of Forest in exchange for the elimination of the existing registration right obligations of the Company with respect to those outstanding debt securities, which are a component of the Company’s outstanding indebtedness effective July 1, 2014. Actavis plc issued a guarantee for the $1.05 billion 4.375% senior notes due 2019, the $750.0 million senior notes due 2021 and the $1.2 billion senior notes due 2021 (together the “Acquired Forest Notes”) acquired July 1, 2014.

Term Debt

On July 1, 2014, in connection with the Forest Acquisition, the Company borrowed $2.0 billion of term loan indebtedness which is due July 1, 2019. The outstanding principal amount of loans is payable in equal quarterly amounts of 2.50% per quarter prior to the fifth anniversary, with the remaining balance payable on the fifth year anniversary.

Credit Facility Indebtedness

2013 Term Loan

WC Term Loan Agreement

On October 1, 2013 (the “Closing Date”), Warner Chilcott Corporation (“WC Corporation”), WC Luxco S.à r.l. (“WC Luxco”), WCCL (“WC Company” and, together with WC Corporation and WC Luxco, the “WC Borrowers”), as borrowers, and Warner Chilcott Finance LLC, as a subsidiary guarantor, became parties to the Warner Chilcott Term Loan Credit and Guaranty Agreement (the “WC Term Loan Agreement”), dated as of August 1, 2013, by and among the Company, as parent guarantor, Bank of America (“BofA”), as administrative agent thereunder and a syndicate of banks participating as lenders. Pursuant to the WC Term Loan Agreement, on the Closing Date, the lenders party thereto provided term loans to the WC Borrowers in a total aggregate principal amount of $2.0 billion, comprised of (i) a $1.0 billion tranche that will mature on October 1, 2016 (the “Three Year Tranche”) and (ii) a $1.0 billion tranche that will mature on October 1, 2018 (the “Five Year Tranche”). The proceeds of borrowings under the WC Term Loan Agreement, together with $41.0 million of cash on hand, were used to finance, the repayment in full of all amounts outstanding under Warner Chilcott’s then-existing Credit Agreement, dated as of March 17, 2011, as amended by Amendment No. 1 on August 20, 2012, among the WC Borrowers, BofA, as administrative agent and a syndicate of banks participating as lenders.

Borrowings under the WC Term Loan Agreement bear interest at the applicable WC Borrower’s choice of a per annum rate equal to either (a) a base rate plus an applicable margin per annum varying from (x) 0.00% per annum to 0.75% per annum under the Three Year Tranche and (y) 0.125% per annum to 0.875% per annum under the Five Year Tranche, depending on the publicly announced debt ratings for non-credit-enhanced, senior unsecured long-term indebtedness of the parent (such applicable debt rating the “Debt Rating”) or (b) a Eurodollar rate, plus an applicable margin varying from (x) 1.00% per annum to 1.75% per annum under the Three Year Tranche and (y) 1.125% per annum to 1.875% per annum under the Five Year Tranche, depending on the Debt Rating.

The outstanding principal amount of loans under the Three Year Tranche is not subject to quarterly amortization and shall be payable in full on the three year anniversary of the Closing Date. The outstanding principal amount of loans under the Five Year Tranche is payable in equal quarterly amounts of 2.50% per quarter prior to the fifth anniversary of the Closing Date, with the remaining balance payable on the fifth year anniversary of the Closing Date.

The Company is subject to, and, at June 30, 2014, was in compliance with, all financial and operational covenants under the terms of the WC Term Loan Agreement. As of June 30, 2014, the outstanding indebtedness under the Three Year Tranche and the Five Year Tranche was $925.0 million and $861.2 million, respectively. The book value of the outstanding indebtedness approximates fair value as the debt is at variable interest rates and re-prices frequently.

Amended and Restated Actavis, Inc. Credit and Guaranty Agreements

Amended and Restated ACT Term Loan

On the Closing Date and pursuant to the Term Loan Amendment Agreement (the “Term Amendment Agreement”), by and among Actavis, Inc., a wholly owned subsidiary of the Company, BofA, as administrative agent thereunder, and the lenders party thereto, dated as of August 1, 2013, the Company, as parent guarantor, Actavis WC Holding S.à r.l. (the “ACT Borrower”), as borrower, Actavis, Inc., as a subsidiary guarantor, and BofA, as administrative agent, entered into the Amended and Restated Actavis Term Loan Credit and Guaranty Agreement (the “Existing ACT Term Loan Agreement”), dated as of October 1, 2013. The Existing ACT Term Loan Agreement amended and restated Actavis, Inc.’s $1,800.0 million senior unsecured term loan credit facility, dated as of June 22, 2012. At closing, an aggregate principal amount of $1,572.5 million was outstanding under the Existing ACT Term Loan Agreement.

On March 31, 2014, Actavis plc, Actavis Capital, Actavis, Inc., BofA, as Administrative Agent, and a syndicate of banks participating as lenders entered into an amendment agreement (the “ACT Term Loan Amendment”) to amend and restate Actavis Capital’s Existing ACT Term Loan Agreement. The Existing ACT Term Loan Agreement together with the ACT Term Loan Amendment is referred to herein as the “ACT Term Loan Agreement.” The ACT Term Loan Agreement became effective in accordance with its terms on March 31, 2014.

The Amended and Restated Term Loan provides that loans thereunder will bear interest, at the Company’s choice, of a per annum rate equal to either (a) a base rate, plus an applicable margin per annum varying from 0.00% per annum to 1.00% per annum depending on the Debt Rating or (b) a Eurodollar rate, plus an applicable margin varying from 1.00% per annum to 2.00% per annum depending on the Debt Rating.

The Amended and Restated Term Loan matures on October 31, 2017. The outstanding principal amount is payable in equal quarterly installments of 2.50% per quarter, with the remaining balance payable on the maturity date.

The Company is subject to, and at June 30, 2014 was in compliance with, all financial and operational covenants under the terms of the ACT Term Loan Agreement. The outstanding balance of the Term Loan at June 30, 2014 was $1,237.2 million. The book value of the outstanding indebtedness approximates fair value as the debt is at variable interest rates and re-prices frequently.

Revolving Credit Facility

On the Closing Date and pursuant to the Revolver Loan Amendment Agreement (the “Revolver Amendment Agreement” and, together with the Term Amendment Agreement, the “Amendment Agreements”), by and among Actavis, Inc., as subsidiary guarantor, BofA, as administrative agent thereunder, and the lenders party thereto, dated as of August 1, 2013, the Company, as parent guarantor, the ACT Borrower, as borrower, Actavis, Inc., as a subsidiary guarantor, and BofA, as administrative agent, entered into that certain Amended and Restated Actavis Revolving Credit and Guaranty Agreement (the “ACT Revolving Credit Agreement” and, together with the ACT Term Loan Agreement, the “Amended and Restated Credit Agreements”), dated as of October 1, 2013. The ACT Revolving Credit Agreement amended and restated Actavis, Inc.’s $750.0 million senior unsecured revolving credit facility dated as of September 16, 2011, as amended by that certain Amendment No. 1 to the credit agreement and joinder agreement, dated as of May 21, 2012. At closing, $9.4 million of letters of credit were outstanding under the ACT Revolving Credit Agreement. At closing, no loans were outstanding under the ACT Revolving Credit Agreement.

The ACT Revolving Credit Agreement provides that loans thereunder will bear interest, at the Company’s choice, of a per annum rate equal to either (a) a base rate, plus an applicable margin per annum varying from 0.00% per annum to 0.75% per annum depending on the Debt Rating or (b) a Eurodollar rate, plus an applicable margin varying from 0.875% per annum to 1.75% per annum depending on the Debt Rating. Additionally, to maintain availability of funds, the Company pays an unused commitment fee, which according to the pricing grid is set at 0.15% of the unused portion of the revolver.

The Company is subject to, and as of June 30, 2014 was in compliance with, all financial and operational covenants under the terms of the Revolving Credit Facility. At June 30, 2014, letters of credit outstanding were $8.8 million. The net availability under the Revolving Credit Facility was $741.2 million.

Senior Notes Indebtedness

2014 Notes Issuance

On June 10, 2014, Actavis Funding SCS, a limited partnership (societe en commandite simple), organized under the laws of the Grand Duchy of Luxembourg, an indirect subsidiary of Actavis plc, issued $500.0 million

1.300% notes due 2017, $500.0 million 2.450% notes due 2019, $1,200.0 million 3.850% notes due 2024 and $1,500.0 million 4.850% notes due 2044 (collectively the “2014 New Notes”). Interest payments are due on the 2014 New Notes on June 15 and December 15 annually, beginning on December 15, 2014. The guarantors of the debt are Warner Chilcott Limited, Actavis Capital Sarl, and Actavis, Inc. Actavis plc will not guarantee the 2014 New Notes. The fair value of the Company’s outstanding 2014 New Notes ($3,700 million face value), as determined in accordance with ASC Topic 820 “Fair Value Measurement” (“ASC 820”) under Level 2 based upon quoted prices for similar items in active markets, was $3,711.3 million as of June 30, 2014.

Actavis, Inc. Supplemental Indenture

On October 1, 2013, the Company, Actavis, Inc., a wholly owned subsidiary of the Company, and Wells Fargo Bank, National Association, as trustee, entered into a fourth supplemental indenture (the “Fourth Supplemental Indenture”) to the indenture, dated as of August 24, 2009 (the “Base Indenture” and, together with the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture (each as defined below), the “Indenture”), as supplemented by the first supplemental indenture, dated as of August 24, 2009 (the “First Supplemental Indenture”), the second supplemental indenture, dated as of May 7, 2010 (the “Second Supplemental Indenture”), and the third supplemental indenture, dated as of October 2, 2012 (the “Third Supplemental Indenture”). Pursuant to the Fourth Supplemental Indenture, the Company has provided a full and unconditional guarantee of Actavis, Inc.’s obligations under its then outstanding $450.0 million 5.000% senior notes due August 15, 2014, (the “2014 Notes”), its $400.0 million 6.125% senior notes due August 15, 2019 (the “2019 Notes”), its $1,200.0 million 1.875% senior notes due October 1, 2017 (the “2017 Notes”), its $1,700.0 million 3.250% senior notes due October 1, 2022 (the “2022 Notes”) and its $1,000.0 million 4.625% Senior Notes due October 1, 2042 (the “2042 Notes”, and together with the 2014 Notes, the 2019 Notes, the 2017 Notes and the 2022 Notes, the “Notes”).

WC Supplemental Indenture

On October 1, 2013, the Company, WCCL, Warner Chilcott Finance LLC (the “Co-Issuer” and together with WC Company, the “Issuers”) and Wells Fargo Bank, National Association, as trustee (the “WC Trustee”), entered into a third supplemental indenture (the “Supplemental Indenture”) to the indenture, dated as of August 20, 2010 (the “WC Indenture”), among the Issuers, the guarantors party thereto and the WC Trustee, with respect to the Issuers’ 7.75% senior notes due 2018 (the “WC Notes”). Pursuant to the Supplemental Indenture, the Company has provided a full and unconditional guarantee of the Issuers’ obligations under the WC Notes and the WC Indenture.

The fair value of the Company’s outstanding WC Notes ($1,250.0 million face value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $1,314.1 million and $1,357.4 million as of June 30, 2014 and December 31, 2013, respectively.

In June 2014, the Company notified the Issuers that it would irrevocably call the WC Notes in July 2014. On July 21, 2014, the Company redeemed the WC Notes for $1,311.8 million, which includes a make-whole premium of $61.8 million and the principal amount of the WC Notes of $1,250.0 million. As a result of the transaction, the Company recognized a gain in July of 2014 of $29.9 million, which includes the write-off of the unamortized premium.

2012 Notes Issuance

On October 2, 2012, Actavis, Inc. issued the 2017 Notes, the 2022 Notes, and the 2042 Notes (collectively the “2012 Senior Notes”). Interest payments are due on the 2012 Senior Notes semi-annually in arrears on April 1 and October 1 beginning April 1, 2013. Net proceeds from the offering of the 2012 Senior Notes were used for the Actavis Group Acquisition. The fair value of the Company’s outstanding 2012 Senior Notes ($3,900.0 million face value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $3,855.7 million and $3,683.2 million as of June 30, 2014 and December 31, 2013, respectively.

2009 Notes Issuance

On August 24, 2009, Actavis, Inc. issued the 2014 Notes and the 2019 Notes (collectively the “2009 Senior Notes”). Interest payments are due on the 2009 Senior Notes semi-annually in arrears on February 15 and August 15, respectively, beginning February 15, 2010. Net proceeds from the offering of 2009 Senior Notes were used to repay certain debt with the remaining net proceeds being used to fund a portion of the cash consideration for the Arrow Group Acquisition. The 2014 Notes, which had an outstanding principal balance of $450.0 million and which were fully and unconditionally guaranteed by us, were redeemed on November 5, 2013 at a redemption price equal to $465.6 million, which resulted in a cash expense of $15.6 million in the fourth quarter of 2013. The fair value of the Company’s outstanding 2009 Senior Notes ($400.0 million face value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $467.6 million and $460.9 million as of June 30, 2014 and December 31, 2013, respectively.

Annual Debt Maturities

As of June 30, 2014, annual debt maturities were as follows (in millions):

Total Payments
2014 (remaining)	$1,369.3
2015	238.7
2016	1,163.7
2017	2,666.4
2018	535.3
2019 and after	6,300.0

12,273.4

Capital Leases	19.4
Unamortized Premium	93.0
Unamortized Discount	(54.4)

Total Indebtedness and Capital Leases	$12,331.4

Amounts represent total anticipated cash payments as of June 30, 2014 assuming scheduled repayments under the WC Term Loan Agreement, the ACT Term Loan Agreement and maturities of the Company’s existing notes.

NOTE 11—Other Long-Term Liabilities

Other long-term liabilities consisted of the following (in millions):

	June 30, 2014	December 31, 2013
Acquisition related contingent consideration liabilities	$146.8	$180.9
Long-term pension liability	46.5	48.5
Long-term severance liabilities	10.6	27.4
Litigation-related reserves	6.7	24.3
Other long-term liabilities	50.5	43.1

Total other long-term liabilities	$261.1	$324.2

NOTE 12—Income Taxes

The Company’s effective tax rate for the six months ended June 30, 2014 was 33.8% compared to (13.5)% for the six months ended June 30, 2013. The effective tax rate for the six months ended June 30, 2014 was impacted by income earned in jurisdictions with tax rates higher than the Bermuda statutory rate, losses in certain jurisdictions for which no tax benefit is provided, and the amortization of the step-up in inventory tax benefited at a lower rate than the Bermuda statutory rate. This was partially offset by the amortization of intangibles tax benefited at a higher rate than the Bermuda statutory rate. Additionally, the tax provision included a benefit of $9.7 million related to certain changes in the Company’s uncertain tax positions. The effective tax rate for the six months ended June 30, 2013 was impacted by certain one-time non-deductible pre-tax expenses including a goodwill impairment charge of $647.5 million and a charge for consideration due to the former Actavis stakeholders of $150.3 million. This was partially offset by non-taxable pre-tax income of $15.0 million related to the Arrow Acquisition.

The Company conducts business globally and, as a result, it files U.S. federal, state, and non-U.S. tax returns. The Company strives to resolve open matters with each tax authority at the examination level and could reach agreement with a tax authority at any time. While the Company believes it has appropriately accrued for open tax matters, the final outcome with a tax authority may result in a tax liability that is more or less than that reflected in the consolidated financial statements. Furthermore, the Company may later decide to challenge any assessments, if made, and may exercise its right to appeal. The uncertain tax positions are reviewed quarterly and adjusted as events occur that affect potential liabilities for additional taxes, such as lapsing of applicable statutes of limitations, proposed assessments by tax authorities, negotiations between tax authorities, identification of new issues and issuance of new legislation, regulations, or case law. Management believes that appropriate amounts of tax and related penalty and interest have been provided for any adjustments that may result from these uncertain tax positions.

With few exceptions, the Company is no longer subject to U.S. federal, state, or non-U.S. income tax examinations for years before 2008. For the Company’s 2008-2009 tax years, the Internal Revenue Service (“IRS”) has agreed on all issues except the timing of the deductibility of certain litigation costs. The IRS has begun the examination of the Company’s 2010-2011 tax years in the second quarter of 2013. Additionally, the IRS is examining the 2009-2011 tax returns for Actavis’ pre-acquisition U.S. business.

During the first quarter of 2014, the Company settled Warner Chilcott’s U.S. federal tax audit for the 2008-2009 tax years with the IRS. Further, the IRS has indicated that it will commence an audit of the 2010-2011 tax years before the end of 2014. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company has accrued for amounts it believes are the likely outcomes at this time.

NOTE 13—Member’s Equity

A summary of the changes in member’s equity for the six months ended June 30, 2014 consisted of the following (in millions):

Shareholders’ equity as of December 31, 2013	$9,598.5
Dividends declared	(815.5)
Net income attributable to ordinary shareholders	158.8
Other comprehensive (loss)	(0.3)

Shareholders’ equity as of June 30, 2014	$8,941.5

During the six months ended June 30, 2014, the Company declared dividends of $815.5 million to Warner Chilcott plc, the Company’s direct parent.

Accumulated Other Comprehensive Income / (Loss)

For most of the Company’s international operations, the local currency has been determined to be the functional currency. The results of its non-U.S. dollar based operations are translated to U.S. dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Equity is translated at the prevailing rate of exchange at the date of the equity transaction. Translation adjustments are reflected in shareholders’ equity and are included as a component of other comprehensive income / (loss). The effects of converting non-functional currency assets and liabilities into the functional currency are recorded as general and administrative expenses in the consolidated statements of operations.

The movements in accumulated other comprehensive income for the three and six months ended June 30, 2014 was as follows (in millions):

	Foreign Currency Translation Items	Unrealized Gains/(Losses), Net of Taxes	Total Accumulated Other Comprehensive Income/(Loss)
Balance as of December 31, 2013	$85.1	$5.4	$90.5
Other comprehensive (loss)/income before reclassifications into general and administrative expense	(7.5)	0.7	(6.8)
Amounts reclassified from accumulated other comprehensive income into general and administrative expense	—	—	—

Total other comprehensive (loss)/income	(7.5)	0.7	(6.8)

Balance as of March 31, 2014	$77.6	$6.1	$83.7

Other comprehensive income before reclassifications into general and administrative expense	$6.6	$—	$6.6
Amounts reclassified from accumulated other comprehensive income into general and administrative expense	—	—	—

Total other comprehensive income	6.6	—	6.6

Balance as of June 30, 2014	$84.2	$6.1	$90.3

The movements in accumulated other comprehensive income / (loss) for the three and six months ended June 30, 2013 was as follows (in millions):

	Foreign Currency Translation Items	Unrealized Gains / (Losses), Net of Tax	Total Accumulated Other Comprehensive Income / (Loss)
Balance as of December 31, 2012	$36.7	$0.1	$36.8
Other comprehensive (loss) before reclassifications into general and administrative expense	(128.5)	—	(128.5)
Amounts reclassified from accumulated other comprehensive (loss) into general and administrative expense	—	—	—

Total other comprehensive (loss)	(128.5)	—	(128.5)

Balance as of March 31, 2013	$(91.8)	$0.1	$(91.7)

Other comprehensive income before reclassifications into general and administrative expense	7.4	—	7.4
Amounts reclassified from accumulated other comprehensive income into general and administrative expense	—	—	—

Total other comprehensive income	7.4	—	7.4

Balance as of June 30, 2013	$(84.4)	$0.1	$(84.3)

NOTE 14—Derivative Instruments and Hedging Activities

The Company’s revenue, earnings, cash flows and fair value of its assets and liabilities can be impacted by fluctuations in foreign exchange risks and interest rates, as applicable. The Company manages the impact of foreign exchange risk and interest rate movements through operational means and through the use of various financial instruments, including derivative instruments such as foreign currency contracts.

Foreign Currency Forward Contracts

As a result of the acquisition of the Actavis Group on October 31, 2012, the Company’s exposure to foreign exchange fluctuations has increased. The Company has entered into foreign currency forward contracts to mitigate volatility in anticipated foreign currency cash flows resulting from changes in foreign currency exchange rates, primarily associated with non-functional currency denominated revenues and expenses of foreign subsidiaries. The foreign currency forward contracts outstanding at June 30, 2014 have settlement dates within 12 months. The effect of the derivative contracts was a loss of $1.4 million for the three and six months ended June 30, 2014. The effect of the derivative contracts was a gain of $1.0 million and $0.7 million for the three and six months ended June 30, 2013, respectively. The forward contracts are classified in the consolidated balance sheet in prepaid expenses and other assets or accounts payable and accrued expenses, as applicable.

The foreign currency forward contracts to buy Euros and sell Russian Rubles at June 30, 2014 were as follows (in millions):

	Notional Amount
Foreign Currency	Buy	Sell
Russian Ruble	€—	€21.4

	€—	€21.4

NOTE 15—Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants. Fair values determined based on Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined based on Level 2 inputs utilize observable quoted prices for similar assets and liabilities in active markets and observable quoted prices for identical or similar assets in markets that are not very active. Fair values determined based on Level 3 inputs utilize unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. A financial asset or liability’s classification within the above hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Assets and liabilities measured at fair value or disclosed at fair value on a recurring basis as of June 30, 2014 and December 31, 2013 consisted of the following (in millions):

	Fair Value Measurements at June 30, 2014 Using:
	Total	Level 1	Level 2	Level 3
Assets:
Marketable securities	$2.5	$2.5	$—	$—

Total assets	2.5	2.5	—	—

Liabilities:
Foreign exchange forward contracts	1.4	—	1.4	—
Contingent consideration	249.6	—	—	249.6

Total liabilities	$251.0	$—	$1.4	$249.6

	Fair Value Measurements at December 31, 2013 Using:
	Total	Level 1	Level 2	Level 3
Assets:
Marketable securities	$2.5	$2.5	$—	$—
Foreign exchange forward contracts	0.3	—	0.3	—

Total assets	2.8	2.5	0.3	—

Liabilities:
Contingent consideration	214.7	6.9	—	207.8

Total liabilities	$214.7	$6.9	$—	$207.8

Marketable securities and investments consist of available-for-sale investments in U.S. treasury and agency securities and publicly traded equity securities for which market prices are readily available. Unrealized gains or losses on marketable securities and investments are recorded in accumulated other comprehensive income.

The fair value measurement of the contingent consideration obligations is determined using Level 3 inputs and is based on a probability-weighted income approach. The measurement is based upon unobservable inputs supported by little or no market activity based on our own assumptions. Changes in the fair value of the contingent consideration obligations are recorded in our consolidated statement of operations. For the three months ended June 30, 2014, charges / (income) of $7.2 million and ($28.2) million have been included in cost of sales and R&D, respectively. For the six months ended June 30, 2014, charges/ (income) of $7.5 million and ($35.4) million have been included in cost of sales and R&D, respectively. For the three months ended June 30, 2013, charges of $0.3 million and $0.7 million have been included in cost of sales and R&D, respectively. For the six months ended June 30, 2013, charges of $0.7 million and $0.7 million have been included in cost of sales and R&D, respectively.

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended June 30, 2014 and 2013 (in millions):

	December 31, 2013	Net transfers in to (out of) Level 3	Purchases and settlements, net	Net accretion and fair value adjustments	Foreign currency translation	June 30, 2014
Liabilities:
Contingent consideration obligations	$207.8	$—	$70.5	$(27.9)	$(0.8)	$249.6

	December 31, 2012	Net transfers in to (out of) Level 3	Purchases and settlements, net	Net accretion and fair value adjustments	Foreign currency translation	June 30, 2013
Liabilities:
Contingent consideration obligations	$363.1	$(335.8)	$179.0	$1.4	$(1.8)	$205.9

During the six months ended June 30, 2014, the Company recorded additional contingent consideration of $50.3 million in connection with the acquisition of metronidazole 1.3% vaginal gel antibiotic from Valeant and $17.1 million plus milestones in connection with the May 2014 Acquisition. The Company recorded fair value adjustments of contingent consideration of $22.8 million related specifically to IPR&D related to a project named Estelle and $1.5 million related to IPR&D for Colvir. Estelle is a novel natural estrogen-based 28 day cycle oral contraceptive for the prevention of pregnancy. At June 30, 2014, the acquired IPR&D intangible asset of $13.1 million was deemed to be fully impaired. Consequently the $22.8 million contingent liability was written off, resulting in a net gain of $9.7 million. Colvir is a treatment of premalignant Human Papilloma Virus (HPV) lesions of the uterine cervix. At June 30, 2014, the acquired IPR&D intangible asset of $2.0 million was deemed to be fully impaired. Consequently the $1.5 million contingent liability was written off, resulting in a net loss of $0.5 million. During the six months ended June 30, 2013, the Company transferred to level 1 the contingent obligation for the Actavis Group earn-out ($335.8 million). The Company recorded additional contingent consideration of $43.4 million and $144.8 million in connection with the Uteron Acquisition and the license agreement entered into with Medicines360, respectively, offset in part, by contingent payments made to the Arrow Group selling shareholders based on the after-tax gross profits on sales of atorvastatin within the U.S.

During 2013 and the six months ended June 30, 2014 activity related to our business restructuring and facility rationalization activities primarily related to the cost optimization initiatives in conjunction with the Warner Chilcott and Actavis acquisitions as well as optimization of our operating cost structure through our global supply chain initiative (“GSCI”). Restructuring activities for the six months ended June 30, 2014 as follows (in millions):

	Accrual Balance at December 31, 2013	Charged to Expense	Cash Payments	Non-cash Adjustments	Accrual Balance at June 30, 2014
Cost of sales
Severance and retention	$24.9	$(3.8)	$(8.4)	$0.1	$12.8
Product transfer costs	0.4	8.7	(8.9)	0.2	0.4
Facility decommission costs	5.3	2.0	(2.6)	—	4.7
Accelerated depreciation	—	16.4	—	(16.4)	—

	30.6	23.3	(19.9)	(16.1)	17.9

Operating expenses
Research and development	1.4	0.9	(0.8)	(0.1)	1.4
Accelerated depreciation R & D	—	1.5	—	(1.5)	—
Selling, general and administrative	84.7	23.0	(65.9)	1.4	43.2
Share-based compensation restructuring related to acquisitions	—	7.1	—	(7.1)	—
Accelerated depreciation SG&A	—	1.8	—	(1.8)	—

	86.1	34.3	(66.7)	(9.1)	44.6

Total	$116.7	$57.6	$(86.6)	$(25.2)	$62.5

During the three months ended June 30, 2014 and 2013, the Company recognized restructuring charges of $32.8 million and $24.7 million, respectively. During the six months ended June 30, 2014 and 2013, the Company recognized restructuring charges of $57.6 million and $41.1 million, respectively. Included in the restructuring charges for the quarter and six months ended June 30, 2014, are $14.8 million related to the termination of certain Company executives as a result of the Forest Acquisition.

NOTE 17—Commitments and Contingencies

Legal Matters

Actavis plc and its affiliates are involved in various disputes, governmental and/or regulatory inspections, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the Company, its results of operations, financial condition and cash flows. The Company’s general practice is to expense legal fees as services are rendered in connection with legal matters, and to accrue for liabilities when losses are probable and reasonably estimable.

We evaluate, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that is accrued. As of June 30, 2014, our consolidated balance sheet includes accrued loss contingencies of approximately $210.0 million.

Our legal proceedings range from cases brought by a single plaintiff to mass tort actions and class actions with thousands of putative class members. These legal proceedings, as well as other matters, involve various aspects of our business and a variety of claims (including, but not limited to, qui tam actions, antitrust, product liability, breach of contract, securities, patent infringement and trade practices), some of which present novel factual allegations and/or unique legal theories. In addition, a number of the matters pending against us are at very early stages of the legal process (which in complex proceedings of the sort faced by us often extend for several years). As a result, some matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable us to estimate a range of possible loss. In those proceedings in which plaintiffs do request publicly quantified amounts of relief, we do not believe that the quantified amounts are meaningful because they are merely stated jurisdictional limits, exaggerated and/or unsupported by the evidence or applicable burdens of proof.

Antitrust Litigation

Actos® Litigation. On December 31, 2013 two putative class actions were filed in the federal district court (United Food and Commercial Workers Local 1776 & Participating Employers Health and Welfare Fund v. Takeda Pharmaceutical Co. Ltc. Et al., S.D.N.Y. Civ. No. 13-9244 and Crosby Tugs LLC v. Takeda Pharmaceuticals Co. Ltd., et al., S.D.N.Y. Civ. No. 13-9250) against Actavis plc and certain of its affiliates alleging that Watson Pharmaceuticals, Inc.’s (“Watson” now known as Actavis, Inc.) 2010 patent lawsuit settlement with Takeda Pharmaceutical, Co. Ltd. related to Actos® (pioglitazone hydrochloride and metformin “Actos®”) is unlawful. Several additional complaints have been filed (Fraternal Order of Police, Fort Lauderdale Lodge 31, Insurance Trust Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-0116; International Union of Operating Engineers Local 132 Health & Welfare Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-0644; A.F. of L.—A.G.C. Building Trades Welfare Plan v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-1493; NECA-IBEW Welfare Trust Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-1661; Painters District Council No. 30 Health and Welfare Fund v. Takeda Pharmaceutical Co. Ltd., et al., N.D.Ill. Civ. No. 14-1601; City of Providence v. Takeda Pharmaceutical Co. Ltd., et al., D.R.I. Civ. No. 14-125; Minnesota and North Dakota Bricklayers and Allied Craftworkers Health Fund and Greater Metropolitan Hotel Employers-Employees Health and Welfare Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-1691; Local 17 Hospitality Benefit Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-1788; New England Electrical Workers Benefit Fund v. Takeda Pharmaceutical Co. Ltd., et al., S.D.N.Y. Civ. No. 14-2424; Plumbers & Pipefitters Local 178 Health & Welfare Trust Fund v. Takeda Pharmaceutical Co. Ltd., Civ. No. 14-2378; Dennis Kreish v. Takeda Pharmaceutical Co. Ltd., et al., Civ. No. 14-2137; Man-U Service Contract Trust Fund and Teamsters Union Local 115 Health & Welfare Fund v. Takeda Pharmaceutical Co. Ltd., et al., Civ. No. 14-2846). The Company anticipates additional claims or lawsuits based on the same or similar allegations may be filed. Prior to the filing of the Painters District Council and City of Providence complaints, plaintiffs in the cases pending in federal court in New York filed a consolidated class action complaint. Plaintiffs in the Painters District Council and City of Providence cases subsequently voluntarily dismissed their complaints in Illinois and Rhode Island, respectively, and refiled their complaints in the Southern District of New York where all the cases have been referred to the same judge. Plaintiffs then filed a consolidated, amended complaint on May 20, 2014 (In re Actos End-Payor Antitrust Litigation, Civ. No. 13-9244). The amended complaint, asserted on behalf of a putative class of indirect purchaser plaintiffs, generally alleges an overall scheme that included Watson improperly delaying the launch of its generic version of Actos® in exchange for substantial payments from Takeda in violation of federal and state antitrust and consumer protection laws. The complaint seeks declaratory and injunctive relief and unspecified damages. Defendants filed motions to dismiss the consolidated amended complaint on July 11, 2014. Rather than oppose the motions to dismiss, plaintiffs amended their complaint on August 22, 2014. Defendants have until October 10, 2014 to respond to the newly amended complaint.

The Company believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Androgel® Litigation. On January 29, 2009, the U.S. Federal Trade Commission and the State of California filed a lawsuit in the United States District Court for the Central District of California (Federal Trade Commission, et. al. v. Watson Pharmaceuticals, Inc., et. al., USDC Case No. CV 09-00598) alleging that the September 2006 patent lawsuit settlement between Watson and Solvay Pharmaceuticals, Inc. (“Solvay”), related to AndroGel® 1% (testosterone gel) CIII is unlawful. The complaint generally alleged that Watson improperly delayed its launch of a generic version of Androgel® in exchange for Solvay’s agreement to permit Watson to co-promote Androgel® for consideration in excess of the fair value of the services provided by Watson, in violation of federal and state antitrust and consumer protection laws. The complaint sought equitable relief and civil penalties. On February 2 and 3, 2009, three separate lawsuits alleging similar claims were filed in the United States District Court for the Central District of California by various private plaintiffs purporting to represent certain classes of similarly situated claimants (Meijer, Inc., et. al., v. Unimed Pharmaceuticals, Inc., et. al., USDC Case No. EDCV 09-0215); (Rochester Drug Co-Operative, Inc. v. Unimed Pharmaceuticals Inc., et. al., Case No. EDCV 09-0226); (Louisiana Wholesale Drug Co. Inc. v. Unimed Pharmaceuticals Inc., et. al, Case No. EDCV 09-0228). On April 8, 2009, the Court transferred the government and private cases to the United States District Court for the Northern District of Georgia. On April 21, 2009 the State of California voluntarily dismissed its lawsuit against Watson without prejudice. The Federal Trade Commission and the private plaintiffs in the Northern District of Georgia filed amended complaints on May 28, 2009. The private plaintiffs amended their complaints to include allegations concerning conduct before the U.S. Patent and Trademark Office, conduct in connection with the listing of Solvay’s patent in the FDA “Orange Book,” and sham litigation. Additional actions alleging similar claims have been filed in various courts by other private plaintiffs purporting to represent certain classes of similarly situated direct or indirect purchasers of Androgel® (Stephen L. LaFrance Pharm., Inc. d/b/a SAJ Dist. v. Unimed Pharms., Inc., et al., D. NJ Civ. No. 09-1507); (Fraternal Order of Police, Fort Lauderdale Lodge 31, Insurance Trust Fund v. Unimed Pharms. Inc., et al., D. NJ Civ. No. 09-1856); (Scurto v. Unimed Pharms., Inc., et al., D. NJ Civ. No. 09-1900); (United Food and Commercial Workers Unions and Employers Midwest Health Benefits Fund v. Unimed Pharms., Inc., et al., D. MN Civ. No. 09-1168); (Rite Aid Corp. et al. v. Unimed Pharms., Inc. et al., M.D. PA Civ. No. 09-1153); (Walgreen Co., et al. v. Unimed Pharms., LLC, et al., MD. PA Civ. No. 09-1240); (Supervalu, Inc. v. Unimed Pharms., LLC, et al, ND. GA Civ. No. 10-1024); (LeGrand v. Unimed Pharms., Inc., et al., ND. GA Civ. No. 10-2883); (Jabo’s Pharmacy Inc. v. Solvay Pharmaceuticals, Inc., et al., Cocke County, TN Circuit Court Case No. 31,837). On April 20, 2009, Watson was dismissed without prejudice from the Stephen L. LaFrance action pending in the District of New Jersey. On October 5, 2009, the Judicial Panel on Multidistrict Litigation transferred all actions then pending outside of the United States District Court for the Northern District of Georgia to that district for consolidated pre-trial proceedings (In re: AndroGel® Antitrust Litigation (No. II), MDL Docket No. 2084), and all currently-pending related actions are presently before that court. On February 22, 2010, the judge presiding over all the consolidated litigations related to Androgel® then pending in the United States District Court for the Northern District of Georgia granted Watson’s motions to dismiss the complaints, except the portion of the private plaintiffs’ complaints that include allegations concerning sham litigation. Final judgment in favor of the defendants was entered in the Federal Trade Commission’s action on April 21, 2010. On April 25, 2012, the Court of Appeals affirmed the dismissal. On June 17, 2013, the Supreme Court issued a decision, holding that the settlements between brand and generic drug companies which include a payment from the brand company to the generic competitor must be evaluated under a “rule of reason” standard of review and ordered the case remanded (the “Supreme Court Androgel Decision”). On July 20, 2010, the plaintiff in the Fraternal Order of Police action filed an amended complaint adding allegations concerning conduct before the U.S. Patent and Trademark Office, conduct in connection with the listing of Solvay’s patent in the FDA’s “Orange Book,” and sham litigation similar to the claims raised in the direct purchaser actions. On October 28, 2010, the judge presiding over MDL 2084 entered an order pursuant to which the LeGrand action, filed on September 10, 2010, was consolidated for pretrial purposes with the other indirect purchaser class action as part of MDL 2084 and made subject to the Court’s February 22, 2010 order on the motion to dismiss. In February 2012, the direct and indirect purchaser plaintiffs and the defendants filed cross-motions for summary judgment, and on June 22, 2012, the indirect purchaser plaintiffs, including Fraternal Order of Police, LeGrand and HealthNet, filed a motion for leave to amend and consolidate their complaints. On September 28, 2012, the district court granted summary judgment in favor of the defendants on all outstanding claims. The plaintiffs then appealed. On September 12 and 13, 2013, respectively, the indirect purchaser plaintiffs and direct purchaser plaintiffs filed motions with the district court, asking the court for an indicative ruling that it would vacate its final order on the parties’ summary judgment motions and conduct further proceedings in light of the Supreme Court Androgel Decision, should the Court of Appeals remand the case to the district court. On October 23, 2013, the district court granted the motions. The court of appeals remanded the case back to the district court which has granted plaintiffs relief under Rule 60(b) of the Federal Rules of Civil Procedure, vacating the ruling from which plaintiffs appealed. On August 5, 2014, plaintiffs filed an amended complaint. The Company moved to dismiss the amended complaint on September 15, 2014.

The Company believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Cipro® Litigation. Beginning in July 2000, a number of suits were filed against Watson and certain Company affiliates including The Rugby Group, Inc. (“Rugby”) in various state and federal courts alleging claims under various federal and state competition and consumer protection laws. Several plaintiffs have filed amended complaints and motions seeking class certification. Approximately 42 cases were filed against Watson, Rugby and other Company entities. Many of these actions have been dismissed. Actions remain pending in various state courts, including California, Kansas, Tennessee, and Florida. The actions generally allege that the defendants engaged in unlawful, anticompetitive conduct in connection with alleged agreements, entered into prior to Watson’s acquisition of Rugby from Sanofi Aventis (“Sanofi”), related to the development, manufacture and sale of the drug substance ciprofloxacin hydrochloride, the generic version of Bayer’s brand drug, Cipro®. The actions generally seek declaratory judgment, damages, injunctive relief, restitution and other relief on behalf of certain purported classes of individuals and other entities. The action pending in Kansas, which the court previously terminated administratively, has been reopened. Plaintiffs’ in that case moved for class certification on February 21, 2014; defendants’ filed opposition to the class certification motion on May 23, 2014. Class discovery ended on July 25, 2014 and plaintiffs filed reply briefs in support of certification on August 22, 2014. There has been no action in the cases pending in Florida and Tennessee since 2003. In the action pending in the California Superior Court for the County of San Diego (In re: Cipro Cases I & II, JCCP Proceeding Nos. 4154 & 4220), on July 21, 2004, the California Court of Appeal ruled that the majority of the plaintiffs would be permitted to pursue their claims as a class. On August 31, 2009, the California Superior Court granted defendants’ motion for summary judgment, and final judgment was entered on September 24, 2009. On October 31, 2011, the California Court of Appeal affirmed the Superior Court’s judgment. On December 13, 2011, the plaintiffs filed a petition for review in the California Supreme Court. On February 15, 2012, the California Supreme Court granted review. On September 12, 2012, the California Supreme Court entered a stay of all proceedings in the case pending a decision from the United States Supreme Court in the Federal Trade Commission v. Actavis matter involving Androgel, described above. The California Supreme Court lifted the stay on June 26, 2013 following the ruling by the United States Supreme Court. Plaintiffs and Bayer recently announced that they have reached an agreement to settle the claims pending against Bayer. Plaintiffs are continuing to pursue claims against the generic defendants, including Watson and Rugby. The remaining parties submitted letter briefs to the court regarding the impact of the Supreme Court Androgel Decision. Response briefs were submitted on February 14, 2014. Amicus briefs were submitted on March 18, 2014 and the parties filed responses to such briefs on April 24, 2014.

In addition to the pending actions, the Company understands that various state and federal agencies are investigating the allegations made in these actions. Sanofi has agreed to defend and indemnify Watson and its affiliates in connection with the claims and investigations arising from the conduct and agreements allegedly undertaken by Rugby and its affiliates prior to Watson’s acquisition of Rugby, and is currently controlling the defense of these actions.

Doryx Litigation. In July 2012, Mylan Pharmaceuticals Inc. (“Mylan”) filed a complaint against Warner Chilcott and Mayne Pharma International Pty. Ltd. (“Mayne”) in the U.S. District Court for the Eastern District of Pennsylvania alleging that Warner Chilcott and Mayne prevented or delayed Mylan’s generic competition to Warner Chilcott’s Doryx® products in violation of U.S. federal antitrust laws and tortiously interfered with Mylan’s prospective economic relationships under Pennsylvania state law. (Mylan Pharmaceuticals Inc. v. Warner Chilcott Public Limited Co., et al., E.D.Pa. No. 12-cv-03824). In the complaint, Mylan seeks unspecified treble and punitive damages and attorneys’ fees.

Following the filing of Mylan’s complaint, three putative class actions were filed against Warner Chilcott and Mayne by purported direct purchasers, and one putative class action was filed against Warner Chilcott and Mayne by purported indirect purchasers, each in the same court. On December 5, 2013 an additional complaint was filed by the International Union of Operating Engineers Local 132 Health and Welfare Fund and on May 9, 2014, Laborers’ Trust Fund for Northern California filed a complaint each on behalf of additional groups of purported indirect purchasers. Warner has moved to dismiss each of these new complaints. In each case the plaintiffs allege that they paid higher prices for Warner Chilcott’s Doryx® products as a result of Warner Chilcott’s and Mayne’s alleged actions preventing or delaying generic competition in violation of U.S. federal antitrust laws and/or state laws. Plaintiffs seek unspecified injunctive relief, treble damages and/or attorneys’ fees. The court consolidated the purported class actions and the action filed by Mylan and ordered that all the pending cases proceed on the same schedule.

On February 5, 2013, four retailers, including HEB Grocery, Safeway, Inc., Supervalu, Inc. and Walgreen Co., filed in the same court a civil antitrust complaint in their individual capacities against Warner Chilcott and Mayne regarding Doryx®. (Walgreen Co., Safeway, Inc., Supervalu, Inc. and HEB Grocery Co, LP. v. Warner Chilcott Public Limited Co., et al., E.D.Pa. No. 13-cv-00658). On March 28, 2013, another retailer, Rite Aid, filed a similar complaint in the same court. (Rite Aid Corp. v. Warner Chilcott Public Limited Co., et al., E.D.Pa. No. 13-cv-01644). Both retailer complaints recite similar facts and assert similar legal claims for relief to those asserted in the related cases described above. Both retailer complaints have been consolidated with the cases described above.

Warner Chilcott and Mayne moved to dismiss the claims of Mylan, the direct purchasers, the indirect purchasers and the retailers. On November 21, 2012, the Federal Trade Commission filed with the court an amicus curiae brief supporting the plaintiffs’ theory of relief. On June 12, 2013, the court entered a denial, without prejudice, of Warner Chilcott and Mayne’s motions to dismiss. On November 13, 2013, Warner Chilcott and Mayne reached an agreement in principle to settle the claims of the Direct Purchaser Plaintiff class representatives for $15.0 million. On February 18, 2014 the court preliminarily approved the settlement and held a hearing for final approval on June 9, 2014. On April 18, 2014, Warner Chilcott and Mayne reached an agreement to settle the claims of the opt-out direct purchasers for $10.9 million. On May 29, 2014 Warner Chilcott and Mayne reached an agreement in principle to settle the claims of the Indirect Purchaser Plaintiff class representatives for $8.0 million. On July 11, 2014, the indirect purchaser plaintiffs filed a motion to approve the settlement with the court and on September 9, 2014 the court, after a hearing, issued an order preliminarily approving this settlement. The final fairness hearing on the indirect purchaser settlement is scheduled for January 7, 2015. Warner Chilcott and Mylan filed motions for summary judgment on March 10, 2014. On June 2, 2014, the court vacated the trial date. A new trial date has not been set.

The Company intends to vigorously defend its rights in the litigations. However, it is impossible to predict with certainty the outcome of any litigation, and the Company can offer no assurance as to when the lawsuits will be decided, whether the Company will be successful in its defense and whether any additional similar suits will be filed. The plaintiffs collectively seek approximately $1.2 billion in compensatory damages, which includes approximately $1.05 billion in purported damages of the Direct Purchaser Plaintiffs and opt-out direct purchaser plaintiffs with whom the company has settlements in principle. The Company believes these amounts are unfounded and without merit. However, any award of compensatory damages could be subject to trebling. If these claims are successful such claims could adversely affect the Company and could have a material adverse effect on the Company’s business, financial condition, results of operation and cash flows.

Lidoderm® Litigation. On November 8, 2013, a putative class action was filed in the federal district court (Drogueria Betances, Inc. v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 13-06542) against Actavis, Inc. and certain of its affiliates alleging that Watson’s 2012 patent lawsuit settlement with Endo Pharmaceuticals, Inc. related to Lidoderm® (lidocaine transdermal patches, “Lidoderm®”) is unlawful. The complaint, asserted on behalf of putative classes of direct purchaser plaintiffs, generally alleges that Watson improperly delayed launching generic versions of Lidoderm® in exchange for substantial payments from Endo Pharmaceuticals in violation of federal and state antitrust and consumer protection laws. The complaint seeks declaratory and injunctive relief and damages. Additional lawsuits contain similar allegations have followed on behalf of putative classes of direct purchasers (Rochester Drug Cooperative, Inc. v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 13-7217; American Sales Co. LLC, v. Endo Pharmaceuticals, Inc., et al., M.D.Tenn. Civ. No. 14-0022; Cesar Castillo, Inc. v. Endo Pharmaceuticals, Inc., et al., M.D.Tenn. Civ. No. 14-0569) and suits filed on behalf of a putative class of end-payer plaintiffs (United Food and Commercial Workers Local 1776 & Participating Employers Health and Welfare Fund v.Teikoku Pharma USA, Inc., et al., N.D.Cal. Civ. No. 13-5257; Fraternal Order of Police, Fort Lauderdale Lodge 31, Insurance Trust Fund v. Teikoku Pharma USA, Inc., et al., N.D.Cal. Civ. No. 13-5280; City of Providence v. Teikoku Pharma USA, Inc., et al., D.R.I. Civ. No. 13-771; Greater Metropolitan Hotel Employers—Employees Health and Welfare Fund v. Endo Pharmaceuticals, Inc., et al., D.Minn. Civ. No. 13-3399; Pirelli Armstrong Retiree Medical Benefits Trust v. Teikoku Pharma USA, Inc., et al., M.D.Tenn. Civ. No. 13-1378; Plumbers and Pipefitters Local 178 Health and Welfare Trust Fund v. Teikoku Pharma USA, Inc., et al., N.D.Cal. Civ. No. 13-5938; Philadelphia Federation of Teachers Health and Welfare Fund v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 14-0057; International Association of Fire Fighters Local 22 Health & Welfare Fund v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 14-0092; Painters District Council No. 30 Health and Welfare Fund v. Teikoku Pharma USA, Inc., et al., C.D.Cal. Civ. No. 14-0289; Local 17 Hospitality Benefit Fund v. Endo Pharmaceuticals, Inc., et al., N.D.Cal. Civ. No. 14-0503; Teamsters Local Union 115 Health and Welfare Fund v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 14-0772; Roller v. Endo Pharmaceuticals, Inc., et al., N.D.Cal. Civ. No. 14-0792; Welfare Plan of the International Union of Operation Engineers Locals 137, 137A, 137B, 137C, 137R v. Endo Pharmaceuticals, Inc., et al., M.D.Tenn. Civ. No. 13-1378; NECA-IBEW Welfare Trust v. Endo Pharmaceuticals, Inc., et al., N.D.Cal. Civ. No. 14-1141; Allied Services Division Welfare Fund v. Endo Pharmaceuticals USA Inc., et al., E.D.Pa. Civ. No. 14-1548; Irene Kampanis v. Endo Pharmaceuticals, Inc., et al., E.D.Pa. Civ. No. 14-1562). The Company anticipates additional claims or lawsuits based on the same or similar allegations may be filed. On December 23, 2013, plaintiffs in the United Food and Commercial Workers action filed a motion with the JPML to have all the Lidoderm® antitrust cases consolidated in the Northern District of California. Plaintiffs in several of the other actions filed objections and argued for consolidation in districts where their suits were filed. The motion was heard by the JPML at a hearing on March 27, 2014 and on April 3, 2014 the JPML consolidated the cases in the Northern District of California. (In re Lidoderm Antitrust Litigation, N.D. Cal., MDL No. 14-2521). An initial case conference was held on May 9, 2014 after which the court issued a schedule order. Pursuant to that order, on June 13, 2014 the direct and indirect purchaser plaintiffs filed amended and consolidated complaints. The defendants thereafter filed a joint motion to dismiss on July 28, 2014. Plaintiffs filed their opposition to the joint motion on September 8, 2014. Defendants will have until October 14, 2014 to submit a reply.

The Company believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Loestrin ® 24 Litigation. On April 5, 2013, two putative class actions were filed in the federal district court (New York Hotel Trades Council & Hotel Assoc. of New York City, Inc. Health Benefits Fund v. Warner Chilcott Pub. Ltd. Co., et al., D.N.J., Civ. No. 13-02178, and United Food and Commercial Workers Local 1776 & Participating Employers Health and Welfare Fund v. Warner Chilcott (US), LLC, et al., E.D.Pa., No. 13-01807) against Actavis, Inc. and certain affiliates alleging that Watson’s 2009 patent lawsuit settlement with Warner Chilcott related to Loestrin® 24 Fe (norethindrone acetate/ethinyl estradiol tablets and ferrous fumarate tablets, “Loestrin® 24”) is unlawful. The complaints, both asserted on behalf of putative classes of end-payors, generally allege that Watson and another generic manufacturer improperly delayed launching generic versions of Loestrin® 24 in exchange for substantial payments from Warner Chilcott, which at the time was an unrelated company, in violation of federal and state antitrust and consumer protection laws. The complaints each seek declaratory and injunctive relief and damages. On April 15, 2013, the plaintiff in New York Hotel Trades withdrew its complaint and, on April 16, 2013, refiled it in the federal court for the Eastern District of Pennsylvania (New York Hotel Trades Council & Hotel Assoc. of New York City, Inc. Health Benefits Fund v. Warner Chilcott Public Ltd. Co., et al., E.D.Pa., Civ. No. 13-02000). Additional complaints have been filed by different plaintiffs seeking to represent the same putative class of end-payors (A.F. of L.—A.G.C. Building Trades Welfare Plan v. Warner Chilcott, et al., D.N.J. 13-02456, Fraternal Order of Police, Fort Lauderdale Lodge 31, Insurance Trust Fund v. Warner Chilcott Public Ltd. Co., et al., E.D.Pa. Civ. No. 13-02014). Electrical Workers 242 and 294 Health & Welfare Fund v. Warner Chilcott Public Ltd. Co., et al., E.D.Pa. Civ. No. 13-2862 and City of Providence v. Warner Chilcott Public Ltd. Co., et al., D.R.I. Civ. No. 13-307). In addition to the end-payor suits, two lawsuits have been filed on behalf of a class of direct payors (American Sales Company, LLC v. Warner Chilcott Public Ltd., Co. et al., D.R.I. Civ. No. 12-347 and Rochester Drug Co-Operative Inc., v. Warner Chilcott (US), LLC, et al., E.D.Pa. Civ. No. 13-133476). On June 18, 2013, defendants filed a motion with the Judicial Panel on Multidistrict Litigation (“JPML”) to consolidate these cases in one federal district court. After a hearing on September 26, 2013, the JPML issued an order conditionally transferring all related Loestrin® 24 cases to the federal court for the District of Rhode Island. (In re Loestrin 24 Fe Antitrust Litigation, D.R.I. MDL No. 13-2472). A preliminary hearing was held on November 4, 2013 after which an amended, consolidated complaint was filed on December 6, 2013. On February 6, 2014, the Company filed a motion to dismiss the direct and indirect purchaser plaintiffs’ complaints. Plaintiffs’ filed oppositions to the motion on March 24, 2014 and the Company filed its responses on April 23, 2014. A hearing was held on June 27, 2014 on the motion to dismiss and on September 4, 2014, the court granted the motion. The Company has until October 20, 2014 to respond to a complaint that was filed on February 25, 2014 by a group of opt-out direct purchaser plaintiffs. The court had previously ruled that responses to the opt-out’s complaint would not be due until 45 days after it ruled on the then pending motions to dismiss. If the court denies the pending motions, the Company anticipates additional claims or lawsuits based on the same or similar allegations may be filed. The consolidated case is still in its early stages and discovery has not yet begun on either the class allegations or merits. The Company anticipates additional claims or lawsuits based on the same or similar allegations.

NamendaXR. On September 15, 2014, the State of New York, through the Office of the Attorney General of the State of New York filed a lawsuit in the United States District Court for the Southern District of New York (The People of the State of New York v. Actavis, PLC, et al., Civ. No. 14-7473) alleging that Forest is acting to prevent or delay generic competition to Forest’s immediate-release product Namenda in violation of federal and New York antitrust laws and committed other fraudulent acts in connection with its commercial plans for NamendaXR. Previously, the Attorney General’s office had issued a subpoena for records relating to NamendaXR and Namenda to which Forest was responding. In the complaint, the state seeks unspecified monetary damages and injunctive relief. On September 24, 2014, the state filed a motion for a preliminary injunction prohibiting Forest from discontinuing or otherwise limiting the availability of immediate-release Namenda until the conclusion of the litigation. Forest’s opposition to the injunction is due October 20, 2014.

The Company believes it has substantial meritorious defenses and intends to defend both its brand and generic defendant entities vigorously. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Commercial Litigation

Celexa®/Lexapro® Class Actions. Forest and certain of its affiliates are defendants in three federal court actions filed on behalf of individuals who purchased Celexa® and/or Lexapro® for pediatric use, all of which have been consolidated for pretrial purposes in a Multi-District Litigation (“MDL”) proceeding in the U.S. District Court for the District of Massachusetts under the caption “In re Celexa and Lexapro Marketing and Sales Practices Litigation.” These actions, two of which were originally filed as putative nationwide class actions, and one of which is a putative California-wide class action, allege that Forest marketed Celexa® and/or Lexapro® for off-label pediatric use and paid illegal kickbacks to physicians to induce prescriptions of Celexa® and Lexapro®. The complaints assert various similar claims, including claims under the Missouri and California consumer protection statutes, respectively, and state common laws. On February 5, 2013, the district judge overseeing the MDL denied all plaintiffs’ motions for class certification. On February 18, 2013, the plaintiff in the California action filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the

First Circuit. On April 16, 2013, the First Circuit denied the petition. On April 30, 2013, plaintiffs in the other two actions filed an Amended Complaint seeking to certify state-wide class actions in Illinois, Missouri, and New York under those states’ consumer protection statutes. On January 13, 2014, the district judge denied plaintiffs’ motion with respect to the proposed Illinois and New York classes and allowed it with respect to the proposed Missouri class. We filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the First Circuit on January 27, 2014. On March 12, 2014, we reached agreement with the MDL plaintiffs to settle the Missouri class claims, including claim by both individuals and third party payors that purchased Celexa® or Lexapro® for use by a minor from 1998 to December 31, 2013. In exchange for a release from class members, Forest will pay $7.65 million into a fund that will cover (1) the settlement benefits paid to class members, (2) administration costs, (3) incentive awards to be paid to the representative plaintiffs, and (4) attorneys’ fees and costs. If valid claims are greater than $4.215 million, Forest will pay up to $2.7 million more to pay for the additional valid claims (the total settlement payment shall not exceed $10.35 million). The district court judge preliminarily approved the settlement on March 14, 2014 and issued an order enjoining all class members and other persons from litigating claims relating to those covered by the settlement. On September 8, 2014, the court granted final approval for the settlement.

On May 3, 2013, another action was filed in the U.S. District Court for the Central District of California on behalf of individuals who purchased Lexapro® for adolescent use, seeking to certify a state-wide class action in California and alleging that our promotion of Lexapro® for adolescent depression has been deceptive. This action was transferred to the MDL mentioned in the preceding paragraph and, on July 29, 2013, we moved to dismiss the complaint. The district court judge granted Forest’s motion to dismiss on March 5, 2014. Plaintiff filed a Notice of Appeal with the U.S. Court of Appeals for the First Circuit on March 17, 2014 and filed its appeal brief on July 24, 2014. Forest filed its opposition brief on August 25, 2014.

On November 13, 2013, another action was filed in the U.S. District Court for the District of Minnesota seeking to certify a nationwide class of third-party payor entities that purchased Celexa® and Lexapro® for pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, alleging that Forest engaged in an off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa® and Lexapro®. This action was transferred to the MDL mentioned in the preceding paragraphs, and we filed a motion to dismiss the complaint on January 15, 2014. On February 5, 2014, the plaintiffs voluntarily dismissed the complaint and filed a First Amended Complaint, which, among other things, added claims on behalf of a Minnesota class of entities and consumers under Minnesota’s consumer protection statutes. We filed a motion to dismiss the First Amended Complaint on April 9, 2014. A motion hearing has been scheduled for October 1, 2014.

On March 13, 2014, an action was filed in the U.S. District Court for the District of Massachusetts by two third-party payors seeking to certify a nationwide class of persons and entities that purchased Celexa® and Lexapro® for use by pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, state consumer protection statutes, and state common laws, alleging that Forest engaged in an off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa® and Lexapro®. This action was filed as a related action to the action described above in the preceding paragraph. We filed a motion to dismiss the complaint on April 30, 2014. A motion hearing has been scheduled for October 1, 2014.

On August 28, 2014, an action was filed in the U.S. District Court for the Western District of Washington (Civ. No. 14-1339) seeking to certify a nationwide class of consumers and subclasses of Washington and Massachusetts consumers that purchased Celexa® and Lexapro® for pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, alleging that Forest engaged in off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa® and Lexapro®.

We intend to continue to vigorously defend against these actions. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Forest and certain of its affiliates are also named as defendants in two actions filed on behalf of entities or individuals who purchased or reimbursed certain purchases of Celexa® and Lexapro® for pediatric use pending in the Missouri Circuit Court, Twenty-Second Judicial Circuit, and arising from similar allegations as those contained in the federal actions described in the preceding paragraphs. The first action, filed on November 6, 2009 under the caption “St. Louis Labor Healthcare Network et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.,” is brought by two entities that purchased or reimbursed certain purchases of Celexa® and/or Lexapro®. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys’ fees. We have reached an agreement with the plaintiffs to resolve this action for payments that are not material to our financial condition or results of operations. The second action, filed on July 22, 2009 under the caption “Crawford v. Forest Pharmaceuticals, Inc.,” and now known as “Luster v. Forest Pharmaceuticals, Inc.,” is a putative class action on behalf of a class of Missouri citizens who purchased Celexa® for pediatric use. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys’ fees. In October 2010, the court certified a class of Missouri domiciliary citizens who purchased Celexa® for pediatric use at any time prior to the date of the class certification order, but who do not have a claim for personal injury. On December 9, 2013, we filed a motion for summary judgment, which was argued on January 8, 2014. On February 21, 2014, we filed a motion to de-certify the class. Decisions on these motions are pending. On March 12, 2014, we informed the judge of the MDL Missouri class settlement described above, including that the federal class encompasses the members of the certified Missouri class in Luster. At a status conference on April 2, 2014 the parties agreed that the action is stayed in light of the injunction contained in the MDL Preliminary Approval Order, described above. We intend to continue to vigorously defend against this action. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Columbia Laboratories, Inc. Securities Litigation. On June 8, 2012, Watson and certain of its officers were named as defendants in a consolidated amended class action complaint filed in the United States District Court for the District of New Jersey (In re: Columbia Laboratories, Inc. Securities Litigation, Case No. CV 12-614) by a putative class of Columbia Laboratories’ stock purchasers. The amended complaint generally alleges that between December 6, 2010 and January 20, 2012, Watson and certain of its officers, as well as Columbia Laboratories and certain of its officers, made false and misleading statements regarding the likelihood of Columbia Laboratories obtaining FDA approval of Prochieve® progesterone gel, Columbia Laboratories’ developmental drug for prevention of preterm birth. Watson licensed the rights to Prochieve® from Columbia Laboratories in July 2010. The amended complaint further alleges that the defendants failed to disclose material information concerning the statistical analysis of the clinical studies performed by Columbia Laboratories in connection with its pursuit of FDA approval of Prochieve®. The complaint seeks unspecified damages. On August 14, 2012, the defendants filed a motion to dismiss all of the claims in the amended complaint, which the court granted on June 11, 2013. Plaintiffs filed a second amended complaint on July 11, 2013. Defendants filed motions to dismiss the second amended complaint on August 9, 2013. On October 21, 2013, the court granted the motion to dismiss the second amended complaint. In ruling on the motion to dismiss, the court also ruled that if the plaintiffs seek to further amend the complaint, they must file a motion within thirty days seeking permission to do so. On December 20, 2013, plaintiffs filed a notice of appeal on the district court’s motion to dismiss ruling and filed their opening appellate brief on March 20, 2014. Respondents’ briefs in the appeal were filed on April 9, 2014. The oral argument on the appeal likely will be held during the week of November 17, 2014. The Company believes it has substantial meritorious defenses and it intends to defend itself vigorously. Additionally, the Company maintains insurance to provide coverage for the claims alleged in the action. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. The action, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Forest Laboratories Securities Litigation. In February and March 2014, nine putative stockholder class actions were brought against Forest, Forest’s directors, Actavis plc, and certain of Actavis’s affiliates. Four actions were filed in the Delaware Court of Chancery and have been consolidated under the caption “In re Forest Laboratories, Inc. Stockholders Litigation” (the “Delaware Action”). Five actions were filed in New York State Supreme Court and have been consolidated under the caption “Turberg v. Forest Laboratories, Inc. et al.” (the “New York Action”). On April 4 and May 5, 2014, respectively, the Delaware and New York plaintiffs filed consolidated amended complaints in their respective jurisdictions. The amended complaints seek, among other remedies, to enjoin Actavis’s proposed acquisition of Forest or damages in the event the transaction closes. The complaints generally allege, among other things, that the members of the Forest Board of Directors breached their fiduciary duties by agreeing to sell Forest for inadequate consideration and pursuant to an inadequate process, and that the disclosure document fails to disclose allegedly material information about the transaction. The complaints also allege that Actavis, and certain of its affiliates, aided and abetted these alleged breaches. On May 28, 2014, the defendants reached an agreement in principle with plaintiffs in the Delaware Action and the New York Action regarding a settlement of both Actions, and that agreement is reflected in a memorandum of understanding. In connection with the settlement contemplated by the memorandum of understanding, Forest agreed to make certain additional disclosures related to the proposed transaction with Actavis, which are contained in a Form 8-K filed May 28, 2014. The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Delaware Court of Chancery will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed transaction, the merger agreement, and any disclosure made in connection therewith, including in the Definitive Joint Proxy Statement/Prospectus, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties contemplate that the parties shall negotiate in good faith regarding the amount of attorneys’ fees and expenses that shall be paid to plaintiffs’ counsel in connection with the Actions. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Delaware Court of Chancery will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Furiex Securities Litigation. In May 2014, four putative stockholder class actions were brought against Forest, Furiex Pharmaceuticals, Inc. (“Furiex”), and Furiex’s board of directors. Two actions were brought in the Delaware Court of Chancery under the captions “Steven Kollman v. Furiex Pharmaceuticals, Inc. et al.” and “Donald Powell v. Furiex Pharmaceuticals, Inc. et al.” (the “Delaware Actions”). Two actions were brought in North Carolina state court under the captions “Walter Nakatsukasa v. Furiex Pharmaceuticals, Inc. et al.” and “Christopher Shinneman v. Furiex Pharmaceuticals, Inc. et al.” (the “North Carolina Actions”). These actions alleged, among other things, that the members of the Furiex Board of Directors breached their fiduciary duties by agreeing to sell Furiex for inadequate consideration and pursuant to an inadequate process. These actions also alleged that Forest aided and abetted these alleged breaches. These actions sought class certification, to enjoin the proposed acquisition of Furiex, and an award of unspecified damages, attorneys’ fees, experts’ fees, and other costs. The Kollman and Nakatsukasa actions also sought recission of the acquisition and unspecified recissory damages if the acquisition was completed. On June 23, 2014, the defendants reached an agreement in principle with plaintiffs in the Delaware Actions and the North Carolina Actions regarding a settlement of all four actions, and that agreement is reflected in a memorandum of understanding. In connection with the settlement contemplated by the memorandum of understanding, Furiex agreed to make certain additional disclosures related to the proposed transaction with us, which are contained in a Form DEFA14A filed June 23, 2014. The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the North Carolina state court will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all four actions that were or could have been brought challenging any aspect of the proposed transaction and any disclosure made in connection therewith, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties contemplate that the parties shall negotiate in good faith regarding the amount of attorneys’ fees and expenses that shall be paid to plaintiffs’ counsel in connection with the actions. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the North Carolina state court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Telephone Consumer Protection Act Litigation—Medical West Ballas Pharmacy, LTD, et al. v. Anda, Inc., (Circuit Court of the County of St. Louis, State of Missouri, Case No. 08SL-CC00257). In January 2008, Medical West Ballas Pharmacy, LTD, filed a putative class action complaint against Anda, Inc. (“Anda”), a subsidiary of the Company, alleging conversion and alleged violations of the Telephone Consumer Protection Act (“TCPA”) and Missouri Consumer Fraud and Deceptive Business Practices Act. In April 2008, plaintiff filed an amended complaint substituting Anda as the defendant. The amended complaint alleges that by sending unsolicited facsimile advertisements, Anda misappropriated the class members’ paper, toner, ink and employee time when they received the alleged unsolicited faxes, and that the alleged unsolicited facsimile advertisements were sent to the plaintiff in violation of the TCPA and Missouri Consumer Fraud and Deceptive Business Practices Act. The TCPA allows recovery of minimum statutory damages of $500 per violation, which can be trebled if the violations are found to be willful. The complaint seeks to assert class action claims on behalf of the plaintiff and other similarly situated third parties. In April 2008, Anda filed an answer to the amended complaint, denying the allegations. In November 2009, the court granted plaintiff’s motion to expand the proposed class of plaintiffs from individuals for which Anda lacked evidence of express permission or an established business relationship to “All persons who on or after four years prior to the filing of this action, were sent telephone facsimile messages advertising pharmaceutical drugs and products by or on behalf of Defendant.” In November 2010, the plaintiff filed a second amended complaint further expanding the definition and scope of the proposed class of plaintiffs. On December 2, 2010, Anda filed a motion to dismiss claims the plaintiff is seeking to assert on behalf of putative class members who expressly consented or agreed to receive faxes from Defendant, or in the alternative, to stay the court proceedings pending resolution of Anda’s petition to the Federal Communications Commission (“FCC”) (discussed below). On April 11, 2011, the court denied the motion. On May 19, 2011, the plaintiff’s filed their motion seeking certification of a class of entities with Missouri telephone numbers who were sent Anda faxes for the period January 2004 through January 2008. The motion has been briefed. However, the court granted Anda’s motion to vacate the class certification hearing until similar issues are resolved in either or both the pending Nack litigation or with the FCC Petition, both of which are described in more detail below. No trial date has been set in the matter.

On May 1, 2012, an additional action under the TCPA was filed by Physicians Healthsource, Inc., purportedly on behalf of the “end users of the fax numbers in the United States but outside Missouri to which faxes advertising pharmaceutical products for sale by Anda were sent.” (Physicians Healthsource Inc. v. Anda Inc. S.D. Fla., Civ. No. 12-60798). On July 10, 2012, Anda filed its answer and affirmative defenses. The parties filed a joint motion to stay the action pending the resolution of the FCC Petition and the FCC’s recently filed Public Notice, described below, which the court granted, staying the action for sixty days. On April 17, 2014 following the expiration of the sixty day period, the court lifted the stay but reentered it sua sponte on May 23, 2014.

Several issues raised in plaintiff’s motion for class certification in the Medical West matter were addressed by the Eighth Circuit Court of Appeals in an unrelated case to which Anda is not a party, Nack v. Walburg, No. 11-1460. Nack concerned whether there is a private right of action for failing to include any opt-out notice on faxes sent with express permission, contrary to a FCC regulation that requires such notice on fax advertisements. The Eighth Circuit granted Anda leave to file an amicus brief and to participate during oral argument in the matter, which was held on September 19, 2012. In its ruling, issued May 21, 2013, the Eighth Circuit held that Walburg’s arguments on appeal amounted to challenges to the FCC’s regulation and that the court lacked jurisdiction to entertain such challenges pursuant to the Hobbs Act and it would otherwise not decide any similar challenges without the benefit of full participation by the FCC. The defendant in Nack has filed a petition for certiorari with the United States Supreme Court.

In a related matter, on November 30, 2010, Anda filed a petition with the FCC, asking the FCC to clarify the statutory basis for its regulation requiring “opt-out” language on faxes sent with express permission of the recipient (the “FCC Petition”). On May 2, 2012, the Consumer & Governmental Affairs Bureau of the FCC dismissed the FCC Petition. On May 14, 2012, Anda filed an application for review of the Bureau’s dismissal by the full Commission, requesting the FCC to vacate the dismissal and grant the relief sought in the FCC Petition. The FCC has not ruled on the application for review. On June 27, 2013, Forest filed a Petition for Declaratory Ruling with the FCC requesting that the FCC find that (1) the faxes at issue in the action complied, or substantially complied with the FCC regulation, and thus did not violate it, or (2) the FCC regulation was not properly promulgated under the TCPA. On January 31, 2014, the FCC issued a Public Notice seeking comment on several other recently-filed petitions, all similar to the one Anda filed in 2010. Anda was one of several parties that submitted comments on the Public Notice. Anda believes it has substantial meritorious defenses to the putative class actions brought under the TCPA, and intends to defend the actions vigorously. However, these actions, if successful, could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

In October 2012, Forest and certain of its affiliates were named as a defendant, along with The Peer Group, Inc. (“TPG”), in a putative class action brought by the St. Louis Heart Center (“SLHC”) under the caption “St. Louis Heart Center, Inc. v. Forest Pharmaceuticals, Inc. and The Peer Group, Inc.” The action is now pending in the U.S. District Court for the Eastern District of Missouri. On May 17, 2013, SLHC filed a Fourth Amended Complaint, alleging that Forest and TPG violated the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005, 47 U.S.C. § 227 (“TCPA”), on behalf of a proposed class that includes all persons who, from four years prior to the filing of the action, were sent telephone facsimile messages of material advertising the commercial availability of any property, goods, or services by or on behalf of defendants, which did not display an opt-out notice compliant with a certain regulation promulgated by the Federal Communications Commission (“FCC”). The Fourth Amended Complaint seeks $500 for each alleged violation of the TCPA, treble damages if the Court finds the violations to be willful, knowing or intentional, interest, and injunctive and other relief. On July 17, 2013, the district court granted Forest’s motion to stay the action pending the administrative proceeding initiated by the pending FCC Petitions, including any appeal therefrom. We intend to continue to vigorously defend against this action. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Mezzion Declaratory Judgment Action. On April 8, 2014, Warner Chilcott Company, LLC filed a declaratory judgment action against Mezzion Pharma Co. Ltd. (“Mezzion”), a Korean pharmaceutical company formerly known as Dong-A PharmaTech Co. Ltd. (Warner Chilcott Company, LLC v. Mezzion Pharma Co. Ltd., N.Y. Sup. Ct., Case No. 14-651094). The suit was filed to protect Warner Chilcott Company, LLC’s rights and interests under an exclusive license and distribution agreement, involving Mezzion’s product udenafil that is used to treat erectile dysfunction and benign prostate hyperplasia. The parties first executed the agreement in 2008 and later amended it 2010. On February 14, 2014, Mezzion sent a notice a breach letter to Warner Chilcott Company, LLC alleging that Warner Chilcott had failed to use commercially reasonable efforts to develop and commercialize the product for the U.S. and Canadian markets. In its notice letter, Mezzion threatened to terminate the exclusive license and distribution agreement as a result of Warner Chilcott’s purported breaches. Warner Chilcott believes that it has not breached the agreement and will prevail in the declaratory judgment action. On June 2, 2014, Mezzion filed an answer and asserted counterclaims against the Company. The Company filed its answer to the counterclaims on July 14, 2014. The litigation is still in its early stages and the parties are beginning to work on discovery matters. The Company intends to pursue its claims against Mezzion and believes it has substantial meritorious defenses to Mezzion’s counterclaims and it intends to defend itself vigorously. Litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. However, this action, if unsuccessful, could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

West Virginia Prescription Drug Abuse Litigation. On June 26, 2012, the State of West Virginia filed a lawsuit against multiple distributors of prescription drugs, including Anda, Inc., a subsidiary of the Company (State of West Virginia v. Amerisourcebergen Drug Corporation, et. al., Boone County Circuit Court Civil Case No. 12-C-141). The complaint generally alleges that the defendants distributed prescription drugs in West Virginia in violation of state statutes, regulation and common law. The complaint seeks injunctive relief and unspecified damages and penalties. On July 26, 2012, a co-defendant removed the case to the federal court for the Southern District of West Virginia. On March 27, 2013, the court granted plaintiff’s motion to remand the case to state court. On January 3, 2014, plaintiff filed an amended complaint which the defendants moved to dismiss on February 14, 2014. Oral argument on the motion to dismiss was held on June 5, 2014. The case is in its preliminary stages and the Company believes it has substantial meritorious defenses to the claims alleged. However, an adverse determination in the case could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Prescription Drug Abuse Litigation. On May 21, 2014, California counties Santa Clara and Orange filed a lawsuit on behalf of the State of California against several pharmaceutical manufacturers. Plaintiffs named Actavis plc in the suit. (The People of the State of California v. Purdue Pharam L.P., et al, CA Super. Ct., Civil Case No. 30-2014-00725287) (“California Action”). The California plaintiffs filed an amended complaint on June 9, 2014. On July 11, 2014, co-defendant Teva Pharmaceuticals removed the case to the federal court for the Central District of California (Civ. No. 14-1080). The California plaintiffs moved to remand the case to state court on August 11, 2014. Defendants filed an opposition to the remand motion on September 19, 2014. On June 2, 2014, the City of Chicago also filed a complaint against the same set of defendants, including Actavis plc, that were sued in the California Action. Co-defendants Janssen Pharmaceuticals and Endo Pharmaceuticals removed the City of Chicago’s complaint to the federal court for the Northern District of Illinois (Civ. No. 14-4361). On June 16, 2014, the City of Chicago moved to have the case remanded to state court but later withdrew its remand motion. Defendants filed motions to dismiss the complaint on August 29, 2014. Both complaints allege that the manufacturer defendants engaged in a deceptive campaign to promote their products in violation of state and local laws. Each of the complaints seeks unspecified monetary damages and penalties and the California Action also seeks injunctive relief. The Company believes it has several meritorious defenses to the claims alleged. However, an adverse determination in these actions could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Employment Litigation

In July 2012, Forest and certain of its affiliates were named as defendants in an action brought by Megan Barrett, Lindsey Houser, Jennifer Jones, and Jennifer Seard, former Company Sales Representatives, in the U.S. District Court for the Southern District of New York under the caption “Megan Barrett et al. v. Forest Laboratories Inc. and Forest Pharmaceuticals, Inc.” In November 2012, Plaintiffs amended the complaint, adding six additional plaintiffs: Kimberly Clinton, Erin Eckenrode, Julie Smyth, Marie Avila, Andrea Harley, and Christy Lowder, all of whom alleged that they were current or former Company Sales Representatives or Specialty Sales Representatives. In March 2013, Plaintiffs filed a Second Amended Complaint, adding one additional plaintiff: Tracy Le, a now-former Company Sales Representative. The action is a putative class and collective action, and the Second Amended Complaint alleges class claims under Title VII for gender discrimination with respect to pay and promotions, as well as discrimination on the basis of pregnancy, and a collective action claim under the Equal Pay Act. The proposed Title VII gender class includes all current and former female Sales Representatives (defined to include Territory Sales Representatives, Field Sales Representatives, Medical Sales Representatives, Professional Sales Representatives, Specialty Sales Representatives, Field Sales Trainers, and Regional Sales Trainers) employed by the Company throughout the U.S. from 2008 to the date of judgment, and the proposed Title VII pregnancy sub-class includes all current and former female Sales Representatives who have been, are, or will become pregnant while employed by the Company throughout the U.S. from 2008 to the date of judgment. The proposed Equal Pay Act collective action class includes current, former, and future female Sales Representatives who were not compensated equally to similarly-situated male employees during the applicable liability period. The Second Amended Complaint also includes non-class claims on behalf of certain of the named Plaintiffs for sexual harassment and retaliation under Title VII, and for violations of the Family and Medical Leave Act. We filed a motion to dismiss certain claims on April 29, 2013, which was argued on January 16, 2014. On August 14, 2014, the court issued a decision on the motion granting it in part and denying it in part, striking the plaintiffs’ proposed class definition and instead limiting the proposed class to a smaller set of potential class members and dismissing certain of the individual plaintiffs’ claims. We intend to continue to vigorously defend against this action. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

FDA Litigation

In May 2002, Company subsidiary Watson Laboratories, Inc. reached an agreement with the FDA on the terms of a consent decree with respect to its Corona, California manufacturing facility. The court approved the consent decree on May 13, 2002 (United States of America v. Watson Laboratories, Inc., et. al., United States District Court for the Central District of California, EDCV-02-412-VAP). The consent decree applies only to the Company’s Corona, California facility and not other manufacturing sites. The decree requires that the Corona, California facility complies with the FDA’s current Good Manufacturing Practices (“cGMP”) regulations.

Pursuant to the agreement, the Company hired an independent expert to conduct inspections of the Corona facility at least once each year. In February 2014 the independent expert concluded its most recent inspection of the Corona facility. At the conclusion of the inspection, the independent expert reported its opinion to the FDA that, based on the findings of the audit of the facility, the FDA’s applicable cGMP requirements, applicable FDA regulatory guidance, and the collective knowledge, education, qualifications and experience of the expert’s auditors and reviewers, the systems at the Corona facility audited and evaluated by the expert are in compliance with the FDA’s cGMP regulations. However, the FDA is not required to accept or agree with the independent expert’s opinion. The FDA has conducted periodic inspections of the Corona facility since the entry of the consent decree, and concluded its most recent general cGMP inspection in April 2014. At the conclusion of the inspection, the FDA inspectors issued a Form 483 to the facility identifying certain observations concerning the instances where the facility failed to follow cGMP regulations. The facility recently responded to the Form 483 observations. If in the future, the FDA determines that, with respect to its Corona facility, the Company has failed to comply with the consent decree or FDA regulations, including cGMPs, or has failed to adequately address the FDA’s inspectional observations, the consent decree allows the FDA to order a variety of actions to remedy the deficiencies. These actions could include ceasing manufacturing and related operations at the Corona facility, and recalling affected products. Such actions, if taken by the FDA, could have a material adverse effect on the Company, its results of operations, financial position and cash flows.

Patent Litigation

Patent Enforcement Matters

Actonel Once-a-Month. In August 2008, December 2008 and January 2009, Procter & Gamble’s global branded pharmaceutical business (“PGP”) and Hoffman-La Roche Inc. (“Roche”) received Paragraph IV certification notice letters from Teva Pharmaceutical Industries, Ltd. (together with its subsidiaries “Teva”), Sun Pharma Global, Inc. (“Sun”) and Apotex Inc. and Apotex Corp. (together “Apotex”), respectively, indicating that each such company had submitted to the FDA an Abbreviated New Drug Application (“ANDA”) seeking approval to manufacture and sell generic versions of the Actonel® 150 mg product (“Actonel® OaM”). The notice letters contended that Roche’s U.S. Patent No. 7,192,938 (the “‘938 Patent”), a method patent expiring in November 2023 (including a 6-month pediatric extension of regulatory exclusivity) which Roche licensed to PGP with respect to Actonel® OaM, was invalid, unenforceable or not infringed. PGP and Roche filed patent infringement suits against Teva in September 2008 (Procter & Gamble Co. et al. v. Teva Pharms. USA, Inc., Case No. 08-cv-627), Sun in January 2009 (Procter & Gamble Co. et al. v. Sun Pharma Global, Inc., Case No. 09-cv- 061) and Apotex in March 2009 (Procter & Gamble Co. et al. v. Apotex Inc. et al., Case No. 09-cv-143) in the U.S. District Court for the District of Delaware charging each with infringement of the ‘938 Patent.

The lawsuits resulted in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of PGP’s and Roche’s receipt of notice, subject to the prior resolution of the matters before the court. The stay of approval of each of Teva’s, Sun’s and Apotex’s ANDAs has expired, and the FDA has tentatively approved Teva’s ANDA with respect to Actonel® OaM. However, none of the defendants challenged the validity of the underlying U.S. Patent No. 5,583,122 (the “‘122 Patent”), which covers all of the Actonel® products, including Actonel® OaM, and did not expire until June 2014 (including a 6-month pediatric extension of regulatory exclusivity). As a result, the defendants were not permitted to market their proposed generic versions of Actonel® OaM prior to June 2014.

On February 24, 2010, Warner Chilcott and Roche received a Paragraph IV certification notice letter from Mylan indicating that it had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Actonel® OaM. The notice letter contends that the ‘938 Patent, which expires in November 2023 and covers Actonel® OaM, is invalid and/or will not be infringed. Warner Chilcott and Roche filed a patent suit against Mylan in April 2010 in the U.S. District Court for the District of Delaware charging Mylan with infringement of the ‘938 Patent based on its proposed generic version of Actonel® OaM (Procter & Gamble Co. et al. v. Mylan Pharms. Inc., Case No. 10-cv-285). The lawsuit resulted in a stay of FDA approval of Mylan’s ANDA for 30 months from the date of Warner Chilcott’s and Roche’s receipt of notice, subject to prior resolution of the matter before the court. The stay of approval of Mylan’s ANDA has now expired. Mylan did not challenge the validity of the underlying ‘122 Patent, which expired in June 2014 (including a 6-month pediatric extension of regulatory exclusivity) and covers all of the Actonel® products.

In October, November and December 2010 and February 2011, Warner Chilcott and Roche received Paragraph IV certification notice letters from Sun, Apotex, Teva and Mylan, respectively, indicating that each such company had amended its existing ANDA covering generic versions of Actonel® OaM to include a Paragraph IV certification with respect to Roche’s U.S. Patent No. 7,718,634 (the “‘634 Patent”). The notice letters contended that the ‘634 Patent, a method patent expiring in November 2023 (including a 6-month pediatric extension of regulatory exclusivity) which Roche licensed to Warner Chilcott with respect to Actonel® OaM, was invalid, unenforceable or not infringed. Warner Chilcott and Roche filed patent infringement suits against Sun and Apotex in December 2010, against Teva in January 2011 and against Mylan in March 2011 in the U.S. District Court for the District of Delaware charging each with infringement of the ‘634 Patent. No additional 30-month stay was available in these matters because the ‘634 Patent was listed in the FDA’s Orange Book subsequent to the date on which Sun, Apotex, Teva and Mylan filed their respective ANDAs with respect to Actonel® OaM.

Warner Chilcott and Roche’s actions against Teva, Apotex, Sun and Mylan for infringement of the ‘938 Patent and the ‘634 Patent arising from each such party’s proposed generic version of Actonel® OaM were consolidated for all pretrial purposes (in Case No. 08-cv-627), and a consolidated trial for those suits was previously expected to be held in July 2012. Following an adverse ruling in Roche’s separate ongoing patent infringement suit before the U.S. District Court for the District of New Jersey relating to its Boniva® product, in which the court held that claims of the ‘634 Patent covering a monthly dosing regimen using ibandronate were invalid as obvious, Teva, Apotex, Sun and Mylan filed a motion for summary judgment in Warner Chilcott’s Actonel® OaM patent infringement litigation. In the motion, the defendants sought to invalidate the asserted claims of the ‘938 Patent and ‘634 Patent, which cover a monthly dosing regimen using risedronate, on similar grounds. The previously scheduled trial has been postponed pending resolution of the new summary judgment motion. A hearing on Teva, Apotex, Sun and Mylan’s motions for summary judgment of invalidity and a separate motion by Warner Chilcott and Roche for summary judgment of infringement took place on December 14, 2012. On March 28, 2014, the district court granted the defendants’ motions for summary judgment that the ‘938 and ‘634 patents are invalid. Warner Chilcott and Roche intend to appeal the district court’s decision, and on April 25, 2014, Warner Chilcott and Roche filed a notice of appeal. On May 21, 2014, Warner Chilcott and Roche filed a motion for a preliminary injunction to prevent the launch of generic Actonel OaM. On June 6, 2014, the court denied the motion for preliminary injunction. On June 10, 2014, FDA approved generic versions of Actonel OaM. On June 11, 2014, the United States Court of Appeals for the Federal Circuit

denied the Company’s appeal of the District Court’s preliminary injunction ruling. Warner Chilcott and Roche continue to appeal the District Court’s summary judgment ruling. Certain generic manufacturers have launched their products notwithstanding this appeal.

To the extent that any other ANDA filer also submitted a Paragraph IV certification with respect to U.S. Patent No. 6,165,513 covering Actonel® OaM, Warner Chilcott has not pursued an infringement action with respect to this patent. The Company also received a Notice Letter from Aurobindo Pharma Ltd. dated on or about June 12, 2014. A complaint was filed on July 28, 2014 before the United States District Court for the District of Delaware (Warner Chilcott Company, LLC and Hoffmann-La Roche, Inc. v. Aurobindo Pharma Ltd. and Aurobindo Pharma USA, Inc., C.A. No. 14-cv-00990). While Warner Chilcott and Roche intend to vigorously defend the ‘938 Patent and the ‘634 Patent and protect their legal rights, the Company can offer no assurance as to when the lawsuits will be decided, whether the lawsuits will be successful or that a generic equivalent of Actonel® OaM will not be approved and enter the market prior to the expiration of the ‘938 Patent and the ‘634 Patent in 2023 (including, in each case, a 6-month pediatric extension of regulatory exclusivity).

Amrix®. In August 2014, Aptalis Pharmatech, Inc. (“Aptalis”) and Ivax International GmbH (“Ivax”), Aptalis’s licensee for Amrix, brought an action for infringement of U.S. Patent No. 7,790,199 (the “‘199 patent”), and U.S. Patent No. 7,829,121 (the “‘121 patent”) in the U.S. District Court for the District of Delaware against Apotex Inc. and Apotex Corp. (collectively “Apotex”) (Case No. 14-cv-1038). Apotex has notified Aptalis that it has filed an ANDA with the FDA seeking to obtain approval to market a generic version of Amrix before these patents expire. (The ‘199 and ‘121 patents expire in November 2023.) This lawsuit triggered an automatic stay of approval of Apotex’s ANDA until no earlier than December 27, 2016 (unless a court issues a decision adverse to Forest sooner, and subject to any other exclusivities, such as a first filer 180 day market exclusivity). No trial date has been set. The Company believes it has meritorious claims to prevent the generic applicant from launching a generic version of Amrix. However, there can be no assurance a generic version will not be launched.

Asacol HD. In September 2011, Warner Chilcott received a Paragraph IV certification notice letter from Zydus Pharmaceuticals USA, Inc. (together with its affiliates, “Zydus”) indicating that Zydus had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Warner Chilcott’s Asacol® 800 mg product (“ASACOL HD”). Zydus contends that Warner Chilcott’s U.S. Patent No. 6,893,662, expiring in November 2021 (the “‘662 Patent”), is invalid and/or not infringed. In addition, Zydus indicated that it had submitted a Paragraph III certification with respect to Medeva Pharma Suisse AG’s (“Medeva”) U.S. Patent No. 5,541,170 (the “‘170 Patent”) and U.S. Patent No. 5,541,171 (the “‘171 Patent”), formulation and method patents which the Company exclusively licenses from Medeva covering Warner Chilcott’s ASACOL products, consenting to the delay of FDA approval of the ANDA product until the ‘170 Patent and the ‘171 Patent expire in July 2013. In November 2011, Warner Chilcott filed a lawsuit against Zydus in the U.S. District Court for the District of Delaware charging Zydus with infringement of the ‘662 Patent (Warner Chilcott Co., LLC v. Zydus Pharms. (USA) Inc. et al., Case No. 1:2011cv01105). The lawsuit results in a stay of FDA approval of Zydus’ ANDA for 30 months from the date of Warner Chilcott’s receipt of the Zydus notice letter, subject to prior resolution of the matter before the court. In January 2014 the parties reached an agreement in principle to settle the case. Under the terms of the settlement, Zydus can launch its ANDA product in November 2015, or can launch an authorized generic version of Asacol HD in July 2016 if it fails to obtain FDA approval of its ANDA by such time. On June 9, 2014, Warner Chilcott announced that the parties executed a definitive settlement agreement incorporating the terms set forth above.

Atelvia. In August and October 2011 and March 2012, Warner Chilcott received Paragraph IV certification notice letters from Watson Laboratories, Inc. – Florida (together with Actavis, Inc. (formerly Watson Pharmaceuticals, Inc.) and its subsidiaries, “Actavis”), Teva and Ranbaxy Laboratories Ltd. (together with its affiliates, “Ranbaxy”) indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Atelvia® 35 mg tablets (“Atelvia®”). The notice letters contend that Warner Chilcott’s U.S. Patent Nos. 7,645,459 (the “‘459 Patent”) and 7,645,460 (the “‘460 Patent”), two formulation and method patents expiring in January 2028, are invalid, unenforceable and/or not infringed. Warner Chilcott filed a lawsuit against Actavis in October 2011 (Warner Chilcott Co., LLC et al. v. Watson Pharms., Inc. et al., Case No. 11-cv-5989), against Teva in November 2011 (Warner Chilcott Co., LLC et al. v. Teva Pharms. USA, Inc. et al., Case No. 11-cv-6936) and against Ranbaxy in April 2012 (Warner Chilcott Co., LLC et al. v.Ranbaxy, Inc. et al., Case No. 12-cv-2474) in the U.S. District Court for the District of New Jersey charging each with infringement of the ‘459 Patent and ‘460 Patent. On August 21, 2012, the United States Patent and Trademark Office issued to the Company U.S. Patent No. 8,246,989 (the “‘989 Patent”), a formulation patent expiring in January 2026. The Company listed the ‘989 Patent in the FDA’s Orange Book, each of Actavis, Teva and Ranbaxy amended its Paragraph IV certification notice letter to contend that the ‘989 Patent is invalid and/or not infringed, and Warner Chilcott amended its complaints against Actavis, Teva and Ranbaxy to assert the ‘989 Patent. The lawsuits result in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of Warner Chilcott’s receipt of such defendant’s original notice letter, subject to prior resolution of the matter before the court. The Company does not believe that the amendment of its complaints against Actavis, Teva and Ranbaxy to assert the ‘989 Patent will result in any additional 30-month stay. In addition, none of the ANDA filers certified against the ‘122 Patent, which covers all of the Actonel® and Atelvia® products and expires in June 2014 (including a 6-month pediatric extension of regulatory exclusivity). On October 2, 2013, Actavis divested its ANDA to Amneal Pharmaceuticals. In September 2013, Warner Chilcott received a Paragraph IV certification notice letter from Impax Laboratories, Inc. indicating that it had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Atelvia®. Warner Chilcott filed a lawsuit against Impax on October 23, 2013, asserting infringement of the ‘459, ‘460, and ‘989 patents. The lawsuit results in a stay of FDA approval of Impax’s ANDA for 30 months from the date of Warner Chilcott’s receipt of the notice letter, subject to prior resolution of the matter before the court. On June 13, June 30, and July 15, 2014, the Company entered into settlement agreements with Ranbaxy, Amneal and Impax, respectively. Each agreement permits Ranbaxy, Amneal and Impax to launch generic versions of Atelvia® on July 9, 2025, or earlier in certain circumstances. Trial against Teva began on July 14, 2014 and concluded on July 18, 2014. The Court has not issued its decision.

While the Company intends to vigorously defend the ‘459 Patent, the ‘460 Patent, and the ‘989 Patent and pursue its legal rights, the Company can offer no assurance as to when the lawsuit will be decided, whether such lawsuit will be successful or that a generic equivalent of Atelvia® will not be approved and enter the market prior to the July 9, 2025 settlement dates above.

Canasa®. In July 2013, Aptalis Pharma US, Inc. and Aptalis Pharma Canada Inc. brought actions for infringement of U.S. Patent No. 8,217,083 (the “‘083 patent”) and U.S. Patent No. 8,436,051 (the “‘051 patent”) in the U.S. District Court for the District of New Jersey against Mylan (Aptalis Pharma US, Inc., et al. v. Mylan Pharmaceuticals Inc., et al., Case No. 13-cv-4158) and Sandoz (Aptalis Pharma US, Inc., et al. v. Sandoz, Inc., Case No. 13-cv-4290). These companies have notified Aptalis that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of CANASA before these patents expire. Amended complaints were filed against these companies in November 2013 adding claims for infringement of U.S. Patent No. 7,854,384 (the “‘384 patent”). The ‘083, ‘051, and ‘384 patents expire in June 2028. Aptalis believes these ANDAs were filed before the patents covering Canasa were listed in the Orange Book, which generally means that Aptalis is not entitled to the 30-month stay of the approval of these ANDAs provided for by the Hatch-Waxman Act. The previously scheduled claim construction hearing set for August 27, 2014 has been postponed to an undetermined date. No trial date has been set. The Company believes it has meritorious claims to prevent the generic applicants from launching a generic version of Canasa. However, there can be no assurance a generic version will not be launched.

Enablex®. On December 18, 2013, Warner Chilcott Company LLC and Warner Chilcott (US) LLC sued Torrent Pharmaceuticals Ltd. and Torrent Pharma Inc. (together “Torrent”) in the United States District Court for the District of Delaware, alleging that sales of Torrent’s darifenacin tablets, a generic version of Warner Chilcott’s Enablex®, would infringe U.S. Patent No. 6,106,864 (the ‘864 patent) (Warner Chilcott Company LLC et al. v. Torrent Pharms. Ltd, et al., Case No. 13cv02039). The complaint seeks injunctive relief. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to Torrent until the earlier of thirty months after the generic applicant provided Warner Chilcott with notice of its ANDA filing or the generic applicant prevails in the pending litigation, subject to any other exclusivities, such as a first filer 180 day market exclusivity.

On June 6, 2014, Warner Chilcott Company LLC and Warner Chilcott (US) LLC sued Amneal Pharmaceuticals LLC and Amneal Pharmaceuticals of New York, LLC (together “Amneal”) in the United States District Court for the District of Delaware, alleging that sales of Amneal’s darifenacin tablets, a generic version of Warner Chilcott’s Enablex®, would infringe the ‘864 patent (Warner Chilcott Company LLC et al. v. Amneal Pharmaceuticals, LLC, et al., Case No. 14cv00718). The complaint seeks injunctive relief. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to Amneal until the earlier of thirty months after the generic applicant provided Warner Chilcott with notice of its ANDA filing or the generic applicant prevails in the pending litigation, subject to any other exclusivities, such as a first filer 180 day market exclusivity. On July 7, 2014, the Company settled with Torrent. The litigation against Amneal remains pending. The Company has also received a Notice Letter dated June 19, 2014 from Apotex Corp. et al. and an analogous complaint was filed (Warner Chilcott Company LLC et al. v. Apotex Corp., et al., Case No. 14cv00998).

Under the settlement agreements entered into in the third quarter of 2010 to resolve outstanding patent litigation, each of Teva, Anchen Pharmaceuticals, Inc. and Watson agreed not to launch a generic version of Enablex® until the earlier of March 15, 2016 (or June 15, 2016, if a 6-month pediatric extension of regulatory exclusivity is granted) or, among other circumstances, (i) the effective date of any license granted to a third party for a generic Enablex product or (ii) in the event a third party launches a generic Enablex® product “at risk” and injunctive relief is not sought or granted.

The Company believes it has meritorious claims to prevent Amneal and/or Apotex from launching a generic version of Enablex. However, if Amneal and/or Apotex prevails in the pending litigation or if Amneal and/or Apotex launches a generic version of Enablex® before the pending or any subsequent litigation is finally resolved, it could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Generess® Fe. On November 22, 2011, Warner Chilcott Company sued Mylan Inc., Mylan Pharmaceuticals Inc. and Famy Care Ltd. in the United States District Court for the District of New Jersey, alleging that sales of norethindrone and ethinyl estradiol and ferrous fumarate tablets, a generic version of Warner Chilcott’s Generess® Fe tablets (which is exclusively licensed by Warner Chilcott), would infringe U.S. Patent No. 6,667,050 (the ‘050 patent) (Warner Chilcott Company LLC v. Mylan Inc., et al., Case No. 11cv6844). The complaint seeks injunctive relief. On December 12, 2011 Warner Chilcott sued Lupin Ltd. and Lupin Pharmaceuticals, Inc. in the United States District Court for the District of New Jersey, alleging that sales of Lupin’s generic version of Generess® Fe would infringe the ‘050 patent. (Warner Chilcott Company LLC v. Lupin Ltd., et al., Case No. 11cv7228). The complaint seeks injunctive relief. Warner Chilcott’s lawsuits against Mylan and Lupin have been consolidated and remain pending. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to the generic applicants until the earlier of thirty months after the generic applicant provided Warner Chilcott with notice of its abbreviated new drug application filing or the generic applicant prevails in the pending litigation. The trial concluded on February 21, 2014. On April 15, 2014 Warner Chilcott reached an agreement with Mylan to settle their case. Under the terms of the settlement, Mylan may launch its ANDA product on April 1, 2015, or Mylan can launch an authorized generic version of Generess on October 1, 2015. The litigation against Lupin is still pending. On April 29, 2014, the district court ruled that the ‘050 patent is invalid. Warner Chilcott has appealed the decision and the appeal is currently pending. The Company believes Warner Chilcott has meritorious claims on appeal. However, if Lupin prevails in the pending litigation or launches a generic version of Generess® Fe before the pending litigation is finally resolved or April 1, 2015, it could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Lo Loestrin® Fe. In July 2011 and April 2012, Warner Chilcott received Paragraph IV certification notice letters from Lupin and Actavis indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Warner Chilcott’s oral contraceptive, Lo Loestrin® Fe. The notice letters contend that the ‘394 Patent and Warner Chilcott’s U.S. Patent No. 7,704,984 (the “‘984 Patent”), which cover Lo Loestrin® Fe and expire in 2014 and 2029, respectively, are invalid and/or not infringed. Warner Chilcott filed a lawsuit against Lupin in September 2011 (Warner Chilcott Co., LLC v. Lupin Ltd. et al., Case No. 11-cv-5048) and against Actavis in May 2012 (Warner Chilcott Co., LLC v. Watson Labs., Inc. et al., Case No. 12-cv-2928) in the U.S. District Court for the District of New Jersey charging each with infringement of the ‘394 Patent and the ‘984 Patent. Warner Chilcott granted Lupin and Actavis covenants not to sue on the ‘394 Patent with regard to their ANDAs seeking approval for a generic version of Lo Loestrin® Fe, and the court dismissed all claims concerning the ‘394 Patent in the Lupin and the Actavis litigations in December 2012 and February 2013, respectively. The lawsuits result in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of Warner Chilcott’s receipt of such defendant’s notice letter, subject to the prior resolution of the matter before the court. On October 2, 2013, Actavis divested its ANDA to Amneal Pharmaceuticals. On October 4, 2013, Amneal Pharmaceuticals was substituted for Actavis as a defendant. A joint trial began on October 7, 2013 and concluded on October 17, 2013. On January 17, 2014, the district court issued its decision that the ‘984 Patent is valid and infringed by Lupin’s and Amneal’s respective ANDAs. On January 21, 2014, Lupin filed a notice of appeal to the United States Court of Appeals for the Federal Circuit (Appeal No. CAFC 14-1262). The appeal is currently pending.

In September 2013, Warner Chilcott received Paragraph IV certification notice letter from Mylan and Famy Care indicating that they had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of Warner Chilcott’s oral contraceptive, Lo Loestrin® Fe. The notice letter contends that Warner Chilcott’s ‘984 Patent, which covers Lo Loestrin® Fe and expires in 2029, is invalid and/or not infringed. Warner Chilcott filed a lawsuit against Mylan in October 2013 (Warner Chilcott Co., LLC v. Mylan Inc. et al., Case No. 13-cv-06560) in the U.S. District Court for the District of New Jersey charging Mylan and Famy Care with infringement of the ‘984 Patent. The complaint seeks injunctive relief. The lawsuit results in a stay of FDA approval of Mylan and Famy Care’s ANDA for 30 months from the date of Warner Chilcott’s receipt of the notice letter, subject to the prior resolution of the matter before the court. The Mylan/Famy Care case is not consolidated with the Lupin case and is currently pending in the district court.

While the Company intends to vigorously defend the ‘984 Patent and pursue its legal rights, it can offer no assurance as to when the lawsuits will be decided, whether such lawsuits will be successful or that a generic equivalent of Lo Loestrin® Fe will not be approved and enter the market prior to the expiration of the ‘984 Patent in 2029.

Minastrin® 24 Fe. On June 6, 2014, Warner Chilcott sued Lupin Atlantis Holdings SA, Lupin Ltd. and Lupin Pharmaceuticals, Inc. (collectively, “Lupin”) in the United States District Court for the District of Maryland, alleging that sales of Lupin’s norethindrone and ethinyl estradiol chewable tablets, a generic version of Warner Chilcott’s Minastrin® 24 Fe, would infringe U.S. Patent 6,667,050 (the “‘050 patent”). The Complaint seeks an injunction. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to the generic applicants until the earlier of thirty months after the generic applicant provided Warner Chilcott with notice of its abbreviated new drug application filing or the generic applicant prevails in the pending litigation. Warner Chilcott further notes that FDA will not approve any ANDA product before May 8, 2016 due to Minastrin® 24 Fe’s new dosage form exclusivity, which expires on that date. The litigation against Lupin is pending. Warner Chilcott notes that on April 29, 2014, several of the claims of the ‘050 patent were declared invalid in the Generess litigation discussed above. Warner Chilcott has appealed the Generess decision and the appeal is currently pending. The Company believes Warner Chilcott has meritorious claims on appeal. However, if Lupin prevails in the Generess appeal, or in the instant litigation, it could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Namenda®. In June 2014, Forest Laboratories, Inc., Forest Laboratories Holdings, Ltd. (collectively, “Forest”) and Merz Pharma, Forest’s licensor for Namenda (all collectively, “Plaintiffs”), brought an action for infringement of U.S. Patent No. 5,061,703 (the “‘703 patent”) in the U.S. District Court for the District of

Delaware against Aurobindo Pharma USA Inc. and Aurobindo Pharma Ltd. (collectively “Aurobindo”) (Case No. 14-cv-833). Aurobindo has notified Plaintiffs that it has filed an ANDA with the FDA seeking to obtain approval to market a generic version of Namenda before the ‘703 patent expires. On or about June 16, 2014, the FDA informed Forest that pediatric exclusivity had been granted for studies conducted on memantine hydrochloride, the active ingredient of Namenda. (As a result, the ‘703 patent expires in October 2015.) This lawsuit triggered an automatic stay of approval of Aurobindo’s ANDA until no later than the expiration of the ‘703 patent (unless a court issues a decision adverse to Forest sooner, and subject to any other exclusivities, such as a first filer 180 day market exclusivity). No trial date has been set. The Company believes it has meritorious claims to prevent the generic applicant from launching a generic version of Namenda. However, there can be no assurance a generic version will not be launched.

Namenda XR®. In January, February, April, May and August 2014, Forest Laboratories, Inc., Forest Laboratories Holdings, Ltd. (collectively, “Forest”) and Merz Pharma and Adamas Pharmaceuticals, Forest’s licensors for Namenda XR (all collectively, “Plaintiffs”), brought actions for infringement of some or all of U.S. Patent No. 5,061,703 (the “‘703 patent”), U.S. Patent No. 8,039,009 (the “‘009 patent”), U.S. Patent No. 8,168,209 (the “‘209 patent”), U.S. Patent No. 8,173,708 (the “‘708 patent”), U.S. Patent No. 8,283,379 (the “‘379 patent”), U.S. Patent No. 8,329,752 (the “‘752 patent”), U.S. Patent No. 8,362,085 (the “‘085 patent”), and U.S. Patent No. 8,598,233 (the “‘233 patent”) in the U.S. District Court for the District of Delaware against Wockhardt, Teva, and Sun (Forest Laboratories, Inc., et al. v. Teva Pharmaceuticals USA, Inc., et al., Case No. 14-cv-121), Apotex, Anchen, Zydus, Watson, and Par (Forest Laboratories, Inc., et al. v. Apotex Corp., et al., Case No. 14-cv-200), Mylan, Amneal, and Amerigen (Forest Laboratories, Inc., et al. v. Amneal Pharmaceuticals LLC, et al., Case No. 14-cv-508), Ranbaxy (Forest Laboratories, Inc., et al. v. Ranbaxy Inc., et al., Case No. 14-cv-686), and Lupin (Forest Laboratories, LLC, et al. v. Lupin Limited, et al., Case No. 14-cv-1058), and related subsidiaries and affiliates thereof. These companies have notified Plaintiffs that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Namenda XR before these certain patents expire. On or about June 16, 2014, the FDA informed Forest that pediatric exclusivity had been granted for studies conducted on memantine hydrochloride, the active ingredient of Namenda XR. (As a result, the ‘703 patent expires in October 2015, the ‘009 patent expires in September 2029, and the ‘209, ‘708, ‘379, ‘752, ‘085, and ‘233 patents expire in May 2026.) These lawsuits triggered an automatic stay of approval of the applicable ANDAs that expires no earlier than June 2016 (unless a court issues a decision adverse to Plaintiffs sooner). On June 11, 2014, Mylan filed a motion to dismiss for lack of personal jurisdiction, which Plaintiffs opposed on June 30, 2014. Mylan’s motion remains pending. No trial date has been set. The Company believes it has meritorious claims to prevent the generic applicants from launching a generic version of Namenda XR. However, there can be no assurance a generic version will not be launched.

Rapaflo®. On June 17, 2013, Actavis, Inc., Watson Laboratories, Inc., and Kissei Pharmaceutical Co., Ltd. sued Hetero USA Inc., Hetero Labs Limited, and Hetero Labs Limited, Unit 3 (collectively, “Hetero”) in the United States District Court for the District of Delaware, alleging that sales of silodosin tablets, a generic version of Actavis’ Rapaflo® tablets, would infringe U.S. Patent No. 5,387,603 (the ‘603 patent) (Kissei Pharm. Co., Ltd. et al v. Hetero USA Inc. et al., Case No. 13cv01091). The complaint seeks injunctive relief. On June 17, 2013 Actavis, Inc., Watson Laboratories, Inc., and Kissei Pharmaceutical Co., Ltd. sued Sandoz Inc. in the United States District Court for the District of Delaware, alleging that sales of Sandoz’s generic version of Rapaflo® would infringe the ‘603 patent. (Kissei Pharm. Co., Ltd. et al v. Sandoz, Inc., Case No. 13cv01092). The complaint seeks injunctive relief. Actavis and Kissei’s lawsuits against Hetero and Sandoz have been consolidated and remain pending. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to the generic applicants prior to April 8, 2016. The Company believes it has meritorious claims to prevent the generic applicants from launching a generic version of Rapaflo. However, if a generic applicant prevails in the pending litigation or launches a generic version of Rapaflo before the pending litigation is finally resolved, it could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Saphris®. In September 2014, Forest Laboratories, LLC, and Forest Laboratories Holdings, Ltd. (collectively, “Forest”) brought an action for infringement of U.S. Patent No. 5,763,476 (the “‘476 patent”), and U.S. Patent No. 7,741,358 (the “‘358 patent”) in the U.S. District Court for the District of Delaware against Sigmapharm Laboratories, LLC (“Sigmapharm”) (Case No. 14-cv-1119). Sigmapharm has notified Forest that it has filed an ANDA with the FDA seeking to obtain approval to market a generic version of Saphris before these patents expire. (The ‘476 patent expires in June 2020, and the ‘358 patent expires in April 2026.) This lawsuit triggered an automatic stay of approval of Sigmapharm’s ANDA until February 13, 2017 (unless a court issues a decision adverse to Forest sooner). The Company believes it has meritorious claims to prevent the generic applicant from launching a generic version of Saphris. However, there can be no assurance a generic version will not be launched. The Company has also received a notice letter from a second ANDA filer and that notice is currently under review.

Savella®. In September, October, and November 2013, and February 2014, Forest Laboratories, Inc., Forest Laboratories Holdings, Ltd. (collectively, “Forest”) and Royalty Pharma Collection Trust (“Royalty”), Forest’s licensor for Savella, brought actions for infringement of U.S. Patent No. 6,602,911 (the “‘911 patent”), U.S. Patent No. 7,888,342 (the “‘342 patent”), and U.S. Patent No. 7,994,220 (the “‘220 patent”) in the U.S. District Court for the District of Delaware against Amneal (Case No. 13-cv-1737), Apotex (Case No. 13-cv-1602), First Time US Generics (Case No. 13-cv-1642), Glenmark (Case No. 14-cv-159), Hetero (Case No. 13-cv-1603), Lupin (Case No. 13-cv-1604), Mylan (Case No. 13-cv-1605), Par (Case No. 13-cv-1606), Ranbaxy (Case No. 13-cv-1607), Sandoz (Case No. 13-cv-1830), and related subsidiaries and affiliates thereof. These companies have notified Forest and Royalty that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Savella before these patents expire. (The ‘342 patent expires in November 2021, the ‘911 patent expires in January 2023, and the ‘220 patent expires in September 2029.) These lawsuits triggered an automatic stay of approval of the applicable ANDAs until July 14, 2016 (unless a court issues a decision adverse to Forest and Royalty Pharma sooner). On March 7, 2014, Forest and Royalty voluntarily dismissed, without prejudice, all claims against Sandoz. On March 20, 2014, the district court consolidated all of the remaining pending actions for all purposes and issued a scheduling order setting a claim construction hearing in December 2015 and a trial date in January 2016. On May 12, 2014, Forest and Royalty entered into a settlement agreement with First Time US Generics. Under the terms of the settlement agreement, and subject to review of the settlement terms by the U.S. Federal Trade Commission, Forest will provide a license to First Time that will permit it to launch its generic version of Savella as of the date that is the later of (a) six (6) calendar months prior to the expiration date of the last to expire of the ‘911 patent, the ‘342 patent, and the ‘220 patent, including any extensions and/or pediatric exclusivities; or (b) the date that First Time obtains final FDA approval of its ANDA, or earlier in certain circumstances. The Company believes it has meritorious claims to prevent the generic applicants from launching a generic version of Savella. However, there can be no assurance a generic version will not be launched.

Patent Defense Matters

Bayer Patent Litigation. In August 2012, Bayer Pharma AG (together with its affiliates, “Bayer”) filed a complaint against Warner Chilcott in the U.S. District Court for the District of Delaware alleging that Warner Chilcott’s manufacture, use, offer for sale, and/or sale of its Lo Loestrin® Fe oral contraceptive product infringes Bayer’s U.S. Patent No. 5,980,940 (Bayer Intellectual Property GMBH et al. v. Warner Chilcott Co., LLC et al., Case No. 12-cv-1032). In the complaint, Bayer seeks injunctive relief and unspecified monetary damages for the alleged infringement. In December 2012, Bayer amended the complaint to add a patent interference claim seeking to invalidate the Company’s ‘984 Patent, which covers the Lo Loestrin® Fe product. In June 2014, a claim construction hearing was held before the Court, and the Parties are awaiting the Court’s conclusions.

Although it is impossible to predict with certainty the outcome of any litigation, the Company believes that it has a number of strong defenses to the allegations in the complaints and intends to vigorously defend the litigations. These cases are in the early stages of litigation, and an estimate of the potential loss, or range of loss, if any, to the Company relating to these proceedings is not possible at this time.

Ibandronate Tablets (Generic version of Boniva®). On September 21, 2007, Hoffmann-La Roche Inc. sued Cobalt Laboratories, Inc. and Cobalt Pharmaceuticals Inc. (both of which were subsequently acquired by Watson in 2009) in the United States District Court for the District of New Jersey, alleging that sales of Ibandronate Tablets, a generic version of Hoffmann-La Roche’s Boniva® tablets, would infringe U.S. Patent Nos. 4,927,814 (the ‘814 Patent); 6,294,196 (the ‘196 Patent); and 7,192,938 (the ‘938 Patent) (Hoffmann-La Roche Inc. v. Cobalt Pharmaceuticals Inc., et. al., Case No. 07cv4540). The complaint sought damages and injunctive relief. Thereafter, Hoffmann-La Roche asserted additional claims, alleging infringement of U.S. Patent Nos. 7,410,957 (the ‘957 Patent) and 7,718,634 (the ‘634 patent) against Cobalt, and the parties entered into stipulations to dismiss Hoffman-La Roche’s claims related to the ‘196 and the ‘938 Patent. On August 24, 2010, the District Court granted Hoffmann-La Roche’s motion for summary judgment that Cobalt would infringe at least one claim of the ‘814 patent. On March 17, 2012, the ‘814 patent expired, leaving the ‘957 and ‘634 patents as the only patents in suit. On May 7, 2012, the District Court granted the Company’s motion for summary judgment that certain claims of the ‘634 patent are invalid. In June 2012, the Company began selling its generic version of Boniva®. On October 1, 2012, the District Court granted Cobalt’s motion for summary judgment that certain claims of the ‘957 patent are invalid. On January 25, 2013 the District Court denied Plaintiffs’ motion for reconsideration of the summary judgment decisions finding the ‘634 patent and ‘957 patent claims invalid. The plaintiff appealed. The Court of Appeals heard oral arguments on the appeal on December 6, 2012. On April 11, 2014, the Federal Circuit affirmed the district court’s decision that the ‘957 and ‘634 patents are invalid. On May 12, 214, Hoffman- La Roche filed a petition for rehearing, and the defendants responded on June 10, 2014. On July 11, 2014, the Court of Appeals denied the petition for rehearing. The Company believes it has substantial meritorious defenses to the case. However, the Company has sold and is continuing to sell its generic version of Boniva®. Therefore, an adverse final appellate determination that one of the patents in suit is valid and infringed could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Oxymorphone Extended-Release Tablets (Generic version of Opana® ER). On December 11, 2012, Endo Pharmaceuticals Inc. (“Endo”) sued Actavis and certain of its affiliates in the United States District Court for the Southern District of New York, alleging that sales of the Company’s 7.5 mg and 15 mg oxymorphone extended-release tablets, generic versions of Endo’s Opana® ER, infringe U.S. Patent Nos. 7,851,482; 8,309,122; and 8,329,216, which the USPTO recently issued or Endo recently acquired (Endo Pharms. Inc. v. Actavis Inc. et al., Case No. 12-cv-8985). On July 11, 2013, the FDA approved Actavis’ 5 mg, 10 mg, 20 mg, 30 mg, and 40 mg oxymorphone extended-release tablets. On August 6, 2013, Endo filed a motion for a preliminary injunction seeking to prevent Actavis from selling its 5 mg, 10 mg, 20 mg, 30 mg, and 40 mg oxymorphone extended-release tablets. On September 12, 2013, the Court denied Endo’s motion for a preliminary injunction and Actavis began selling its generic versions of Opana® ER. On September 17, 2013, Endo filed a motion for an injunction pending appeal, which the Federal Court of Appeals for the Federal Circuit denied on November 21, 2013. On January 9, 2014, the Federal Circuit heard oral arguments on Endo’s appeal of the district court’s denial of the motion for a preliminary injunction. On March 31, 2014, the Federal Circuit reversed the district court’s denial of Endo’s motion for a preliminary injunction and remanded the matter to the district court for further consideration. Trial in this matter will begin in March 2015. The Company believes it has substantial meritorious defenses to the case. However, Actavis has sold and is continuing to sell its generic versions of Opana® ER, 5mg, 7.5 mg, 10 mg, 15 mg, 20 mg, 30 mg and 40 mg. Therefore, an adverse final determination that one of the patents in suit is valid and infringed could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Teva Namenda XR Patent Litigation. In December 2013, Forest Laboratories, Inc. (“Forest”) was named as a defendant in an action brought by Teva Pharmaceuticals USA, Inc. and Mayne Pharma International Pty Ltd. in the U.S. District Court for the District of Delaware (Teva Pharmaceuticals USA, Inc., et al. v. Forest Laboratories, Inc., Case No. 13-cv-2002). The complaint alleges that Forest infringes U.S. Patent No. 6,194,000 by making, using, selling, offering to sell, and importing Namenda XR. The relief requested includes preliminary and permanent injunctive relief, and damages. On June 11, 2014, Forest filed a motion for judgment of non-infringement on the pleadings, which remains pending. The district court has scheduled a claim construction hearing in June 2015, and trial to begin in July 2016. The Company intends to continue to vigorously defend against this action. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Tranexamic Acid Tablets (Generic version of Lysteda®). On July 7, 2011, Ferring B.V. sued Watson in the United States District Court for the District of Nevada, alleging that sales of the Company’s tranexamic acid tablets, a generic version of Ferring’s Lysteda® tablets, would infringe U.S. Patent No. 7,947,739 (“the ‘739 patent”) (Ferring B.V. v. Watson Pharmaceuticals, Inc., et. al., Case No. 3:11-cv-00481). On November 25, 2011, Ferring filed a second complaint in the District of Nevada alleging that sales of Actavis’ tranexamic acid tablets would infringe U.S. Patent No. 8,022,106 (“the ‘106 patent”). (Ferring B.V. v. Watson Pharmaceuticals, Inc., et. al., Case No. 3:11-cv-00853). On November 9, 2012, Ferring filed a third complaint in the District of Nevada alleging that sales of Actavis’ tranexamic acid tablets would infringe U.S. Patent No. 8,273,795 (“the ‘795 patent”) (Ferring B.V. v. Watson Pharmaceuticals, Inc., et. al., Case No. 2:12-cv-01935). The District Court has consolidated all three cases. On January 3, 2013, Actavis began selling its generic version of Lysteda®. On September 6, 2013, Ferring filed a fourth complaint in the District of Nevada alleging that sales of Actavis’ tranexamic acid tablets would infringe U.S. Patent No. 8,487,005 (“the ‘005 patent”) (Ferring B.V. v. Actavis, Inc., et. al., Case No. 3:13-cv-00477). The fourth complaint also seeks damages for the alleged infringement of the ‘739, ‘106, ‘759, and ‘005 patents by Actavis’ sales of its generic version of Lysteda®. The fourth case has not been consolidated with the first three cases, and Actavis has filed a motion to dismiss that action. On July 23, 2014, the District Court granted Actavis’s motion to dismiss Ferring’s damages claims with respect to the ‘739, ‘106, and ‘795 patents, but denied Actavis’s motion to dismiss the ‘005 patent claims. Trial regarding the ‘739, ‘106 and ‘759 patents began on January 21, 2014, and on January 30, 2014, the Judge tentatively ruled that the ‘739, ‘106 and ‘759 patents are valid and infringed by Watson’s ANDA product. On April 15, 2014, the district court entered judgment that Actavis’s products infringe the ‘739, ‘106 and ‘759 patents and entered an injunction preventing the Company from further sales. On April 15, 2014, the Company filed a notice of appeal. On April 16, 2014, the Company filed a motion to stay the injunction pending appeal in the Federal Circuit. On April 28, 2014, the Federal Circuit granted the motion to stay the district court’s injunction pending appeal.On August 22, 2014, the Federal Circuit reversed the District Court’s decision, holding that Actavis’s products do not infringe the ‘739, ‘106 and ‘759 patents and vacated the injunction. On September 22, 2014 Ferring filed a petition for rehearing with the Federal Circuit. That petition is currently pending. The Company believes it has substantial meritorious defenses to the case. However, Actavis has sold and is continuing to sell its generic version of Lysteda®. Therefore, an adverse final determination that one of the patents in suit is valid and infringed could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Product Liability Litigation

Actonel Litigation. Warner Chilcott is a defendant in approximately 218 cases and a potential defendant with respect to approximately 377 unfiled claims involving a total of approximately 603 plaintiffs and potential plaintiffs relating to Warner Chilcott’s bisphosphonate prescription drug Actonel®. The claimants allege, among other things, that Actonel® caused them to suffer osteonecrosis of the jaw (“ONJ”), a rare but serious condition that involves severe loss or destruction of the jawbone, and/or atypical fractures of the femur (“AFF”). All of the cases have been filed in either federal or state courts in the United States. Warner Chilcott is in the initial stages of discovery in these litigations. The 377 unfiled claims involve potential plaintiffs that have agreed, pursuant to a tolling agreement, to postpone the filing of their claims against Warner Chilcott in exchange for Warner Chilcott’s agreement to suspend the statutes of limitations relating to their potential claims. In addition, Warner Chilcott is aware of four purported product liability class actions that were brought against Warner Chilcott in provincial courts in Canada alleging, among other things, that Actonel® caused the plaintiffs and the proposed class members who ingested Actonel® to suffer atypical fractures or other side effects. It is expected that these plaintiffs will seek class certification. Of the approximately 607 total Actonel®-related claims, approximately 77 include ONJ-related claims, approximately 513 include AFF-related claims and approximately four include both ONJ and AFF-related claims. In some of the cases, manufacturers of other bisphosphonate products are also named as defendants. Plaintiffs have typically asked for unspecified monetary and injunctive relief, as well as attorneys’ fees. Warner Chilcott is reviewing these lawsuits and potential claims and intends to defend these claims vigorously.

Sanofi, which co-promoted Actonel® with Warner Chilcott in the United States through the end of 2013 pursuant to a collaboration agreement, is a defendant in some of Warner Chilcott’s Actonel® product liability cases. Sanofi and Warner Chilcott continue to co-promote Actonel® in other countries pursuant to the collaboration agreement. Under the collaboration agreement, Sanofi has agreed to indemnify Warner Chilcott, subject to certain limitations, for 50% of the losses from any product liability claims in Canada relating to Actonel® and for 50% of the losses from any product liability claims in the United States and Puerto Rico relating to Actonel® brought prior to April 1, 2010, which included approximately 90 claims relating to ONJ and other alleged injuries that were pending as of March 31, 2010. Pursuant to the April 2010 amendment to the collaboration agreement, Warner Chilcott will be fully responsible for any product liability claims in the United States and Puerto Rico relating to Actonel® brought on or after April 1, 2010. Warner Chilcott may be liable for product liability, warranty or similar claims in relation to products acquired from The Procter & Gamble Company (“P&G”) in October 2009 in connection with Warner Chilcott’s acquisition (the “PGP Acquisition”) of P&G’s global branded pharmaceutical’s business (“PGP”), including ONJ-related claims that were pending as of the closing of the PGP Acquisition. Warner Chilcott’s agreement with P&G provides that P&G will indemnify Warner Chilcott, subject to certain limits, for 50% of Warner Chilcott’s losses from any such claims, including approximately 88 claims relating to ONJ and other alleged injuries, pending as of October 30, 2009.

In May 2013, Warner Chilcott entered into a settlement agreement in respect of up to 74 ONJ-related claims, subject to the acceptance thereof by the individual respective claimants. Warner Chilcott recorded a charge in the six months ended June 30, 2013 in the amount of $2.0 million in accordance with ASC Topic 450 “Contingencies” in connection with Warner Chilcott’s entry into the settlement agreement. This charge represents Warner Chilcott’s current estimate of the aggregate amount that is probable to be paid by Warner Chilcott in connection with the settlement agreement. In September 2013, Warner Chilcott entered into a separate settlement agreement in respect of up to 53 additional ONJ-related claims, subject to the acceptance thereof by the individual respective claimants. Assuming that all of the relevant claimants accept the settlement agreements, approximately 561 Actonel®-related claims would remain outstanding, of which approximately 31 include ONJ-related claims, approximately 513 include AFF-related claims and approximately four include both ONJ and AFF-related claims. However, it is impossible to predict with certainty (i) the number of such individual claimants that will accept the settlement agreement or (ii) the outcome of any litigation with claimants rejecting the settlement or other plaintiffs and potential plaintiffs with ONJ, AFF or other Actonel®-related claims, and the Company can offer no assurance as to the likelihood of an unfavorable outcome in any of these matters. An estimate of the potential loss, or range of loss, if any, to the Company relating to proceedings with (i) claimants rejecting the settlement or (ii) other plaintiffs and potential plaintiffs with ONJ, AFF or other Actonel®-related claims is not possible at this time. The Company believes it has substantial meritorious defenses to these cases and Warner Chilcott maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Alendronate Litigation. Beginning in 2010, a number of product liability suits were filed against the Company and certain of its affiliates, as well as other manufacturers and distributors of alendronate, for personal injuries including femur fractures and ONJ allegedly arising out of the use of alendronate. Approximately 136 cases are pending against Watson and/or its affiliates in various state and federal courts, representing claims by approximately 180 plaintiffs. These cases are generally at their preliminary stages. Fifty-three lawsuits also name as a defendant Cobalt Laboratories, which Watson acquired in 2009 as part of its acquisition of the Arrow Group, in connection with Cobalt’s manufacture and sale of alendronate. Twenty cases naming the Company and/or Cobalt were consolidated for pre-trial proceedings as part of a multi-district litigation (MDL) matter pending in the United States District Court for the District of New Jersey (In re: Fosamax (Alendronate Sodium) Products Liability Litigation, MDL No. 2243). In 2012, the United States District Court for the District of New Jersey granted the Company’s motion to dismiss all of the cases then pending against the Company in the New Jersey MDL. The Third Circuit affirmed. Any cases filed against the Company in the District of New Jersey MDL after the Court’s January 2012 dismissal are subject to a case management order that calls for their dismissal unless plaintiffs can establish that their claims should be exempted from the 2012 dismissal order. To date, no plaintiff with a post-January 2012 complaint in the District of New Jersey against the Company has moved for such exemption and all such cases have been dismissed. Eleven other cases were part of an MDL in the United States District Court for the Southern District of New York, where the Company filed a similar motion to dismiss. The Court granted, in part, that motion to dismiss, which has resulted in the dismissal of eight cases. Watson and/or Cobalt have also been served with nine cases that are part of consolidated litigation in the California Superior Court (Orange County). The Orange County Court partially granted a similar motion to dismiss, but the Company has not yet been able to determine how that will affect the cases filed against and served on it. Generic drug manufacturers similarly situated to the Company have petitioned the U.S. Supreme Court for review of the California decision. All cases pending in the state court of Missouri have been discontinued against the Company. The remaining 124 active cases are part of a mass tort coordinated proceeding in the Superior Court of New Jersey, Atlantic County. In that state court proceeding, the Court recently granted, in part, a motion to dismiss. As a result, the Company has obtained the stipulated dismissal of 295 cases. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if our indemnification arrangements or insurance do not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Benicar® Litigation. Approximately 14 actions involve allegations that Benicar®, a treatment for hypertension that Forest co-promoted with Daiichi Sankyo between 2002 and 2008, caused certain gastrointestinal injuries. Under Forest’s Co-Promotion Agreement, Daiichi Sankyo is defending us in these lawsuits.

Celexa®/Lexapro® Litigation. Forest and its affiliates are defendants in 13 actions involving allegations that Celexa® or Lexapro® caused or contributed to individuals committing or attempting suicide, or caused a violent event. The MDL that was established for the federal suicidality-related litigation in the U.S. District Court for the Eastern District of Missouri has concluded and the remaining cases have been remanded to the federal district courts in which they were filed originally. Nine trials have been scheduled in these actions in 2014 and 2015.

Approximately 188 of the actions against Forest and its affiliates involve allegations that Celexa® or Lexapro® caused various birth defects. The majority of these actions have been consolidated in Cole County Circuit Court in Missouri. One action is set for trial in Cole County in April 2015. Multiple actions also were filed in New Jersey. At present, two actions are pending in the U.S. District Court for the District of New Jersey and nine actions are or will be pending in Hudson County, New Jersey. One action is pending in Orange County, California and is set for trial in March 2015.

Fentanyl Transdermal System Litigation. Beginning in 2009, a number of product liability suits were filed against Actavis and other Company affiliates, as well as other manufacturers and distributors of fentanyl transdermal system products, for personal injuries or deaths allegedly arising out of the use of the fentanyl transdermal system products. Actavis settled the majority of these cases in November 2012. Since that time, additional cases have been resolved individually and/or are in the process of being resolved. There are approximately four cases that remain pending against the Company in state and federal courts that have not been resolved. Discovery is ongoing. The Company believes it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Metoclopramide Litigation. Beginning in 2009, a number of product liability suits were filed against certain Company affiliates, including legacy Actavis and Watson companies, as well as other manufacturers and distributors of metoclopramide, for personal injuries allegedly arising out of the use of metoclopramide. Approximately 1,180 cases remain pending against Actavis, Watson and/or its affiliates in state and federal courts, representing claims by multiple plaintiffs. Discovery in these cases is in the preliminary stages as the Company is actively moving to dismiss the suits and either initiating or defending appeals on such motions. The Company believes that, with respect to the majority of the cases against the legacy Watson companies, it will be defended in and indemnified by Pliva, Inc., an affiliate of Teva, from whom the Company purchased its metoclopramide product line in late 2008. With respect to the cases pending against the legacy Actavis companies, the Company is actively defending them. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if our indemnification arrangements or insurance do not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Propoxyphene Litigation. Beginning in 2011, a number of product liability suits were filed against Watson and certain of its affiliates, as well as other manufacturers and distributors of propoxyphene, for personal injuries including adverse cardiovascular events or deaths allegedly arising out of the use of propoxyphene. Cases are pending against Watson and/or its affiliates in various state and federal courts, representing claims by approximately 1,385 plaintiffs. Approximately 77 of the cases naming Watson were consolidated for pre-trial proceedings as part of a multi-district litigation (MDL) matter pending in the United States District Court for the Eastern District of Kentucky (In re: Darvocet, Darvon, and Propoxyphene Products Liability Litigation, MDL No. 2226). Four of the MDL cases were voluntarily dismissed by plaintiffs with prejudice. On June 22, 2012, the court hearing the MDL cases granted the generic defendants’ joint motion to dismiss the remaining MDL cases. Approximately 34 of the dismissed cases were appealed by the plaintiffs to the United States Court of Appeals for the Sixth Circuit. On June 27, 2014, the Sixth Circuit issued its opinion affirming the District Court’s dismissal of the generic defendants in all respects. It is anticipated that the plaintiffs will seek further review by the United States Supreme Court. They have 90 days from the issuance of the Sixth Circuit’s decision within which to file a petition for a writ of certiorari with the United States Supreme Court. In addition to the 77 consolidated cases, the MDL court remanded seven additional cases to California state court. Defendants jointly filed a petition with the Sixth Circuit to appeal that remand, which petition was denied, as was the subsequently filed petition for rehearing on the petition to appeal. The Sixth Circuit’s Order denying Defendants’ petition for rehearing was recently vacated due to the Ninth Circuit’s granting of a petition for en banc rehearing on the same issue. The Ninth Circuit case involves remand by a federal court in California to state court in a propoxyphene case involving the same defendants. The Sixth Circuit has now stayed these 7 cases pending the ruling of the Ninth Circuit on the issue. Approximately 35 of the cases naming Watson or its affiliates have been consolidated in a state court proceeding pending in the Superior Court of California in Los Angeles. After the consolidation, the defendants jointly removed all of the cases to various US District Courts in California after which counsel for the plaintiffs moved to remand the cases back to state court. The various US district Court Judges granted the motions. The defendants jointly appealed the remand of these cases to the Ninth Circuit Court of Appeals. The Ninth Circuit affirmed the granting of the motions to remand. The defendants then jointly petitioned the Ninth Circuit for an en banc rehearing of the defendants’ appeal. The Ninth Circuit recently granted the defendants’ Petition and oral argument was heard on June 26, 2014. Depending on the Ninth Circuit’s ruling, these cases will either be sent back to the MDL court (which is expected to dismiss them on the same basis on which it dismissed the other cases against the generic defendants) or they will be remanded to the California state court to be litigated in that forum. If the cases return to state court, they will be in their preliminary stages and we intend to file demurrers and/or motions to dismiss. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Testosterone Litigation. Beginning in 2014, a number of product liability suits were filed against the Company and certain of its affiliates, as well as other manufacturers and distributors of testosterone products, for personal injuries including but not limited to cardiovascular events allegedly arising out of the use of Androderm®. Actavis, Inc. and one or more of its subsidiaries have been served in 13 currently pending actions, twelve in federal court and one in state court. On June 6, 2014 the Judicial Panel on Multidistrict Litigation ordered all federal actions claiming injury from testosterone products be consolidated for pretrial proceedings in the U.S. District Court for the Northern District of Illinois (In re Testosterone Replacement Therapy Products Liability Litigation, MDL 2545). Accordingly, the aforementioned federal actions have been consolidated into MDL 2545. The Company anticipates that additional suits will be filed. These cases are in the initial stages and discovery has not yet commenced. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Zarah Litigation. A number of product liability suits, eight (8) in total, are pending against the Company and/or certain of its affiliates as well as other manufacturers and distributors of oral contraceptive products for personal injuries allegedly arising out of the use of the generic oral contraceptive, Zarah®. All of the actions are consolidated in the Yaz/Yasmin Multidistrict Litigation pending in the United States District Court for the Southern District of Illinois. The injuries alleged include, but are not limited to, pulmonary emboli, deep vein thrombosis, and gallbladder disease. These cases are in the initial stages and discovery has not yet commenced. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if our insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Qui Tam and Related Litigation

Governmental Investigation and False Claims Act Litigation. Beginning in February 2012, Warner Chilcott, along with several of its current and former employees in its sales organization and certain third parties, received subpoenas from the United States Attorney for the District of Massachusetts. The subpoena received by Warner Chilcott seeks information and documentation relating to a wide range of matters, including sales and marketing activities, payments to people who are in a position to recommend drugs, medical education, consultancies, prior authorization processes, clinical trials, off-label use and employee training (including with respect to laws and regulations concerning off-label information and physician remuneration), in each case relating to all of Warner Chilcott’s current key products. The Company is cooperating in responding to the subpoena but cannot predict or determine the impact of this inquiry on its future financial condition or results of operations.

The Company is aware of three qui tam complaints filed by former Warner Chilcott sales representatives and unsealed in February and March 2013 and March 2014 (United States ex rel. Lisa A. Alexander and James P. Goan. v. Warner Chilcott PLC, et al., D. Mass. No. 11-10545 and United States et al. ex rel. Chris Wible, v. Warner Chilcott PLC, et al., D. Mass. No. 11-11143; People of the State of California ex rel. Schirrell Johnson, Lisa A. Alexander and James P. Goan v. Warner Chilcott PLC, et al., CA Super. Ct., Case No. BC496620-MHS). The unsealed federal qui tam complaints allege that Warner Chilcott violated Federal and state false claims acts through the promotion of all of Warner Chilcott’s current key products by, among other things, making improper claims concerning the products, providing kickbacks to physicians and engaging in improper conduct concerning prior authorizations. The complaints seek, among other things, treble damages, civil penalties of up to eleven thousand dollars for each alleged false claim and attorneys’ fees and costs. Other similar complaints may exist under seal. The United States of America has elected not to intervene at this time in the unsealed Alexander/Goan or Wible qui tam actions, stating at the times of the relevant seal expirations that its investigation of the allegations raised in the relevant complaint was continuing and, as such, it was not able to decide at such time whether to intervene in the action. The United States of America may later seek to intervene, and its election does not prevent the plaintiffs/relators from litigating the actions. The government has, however, successfully moved the court in the Alexander and Goan litigation to stay that proceeding through December 1, 2014. On December 2, 2013, plaintiff in the Wible action filed a notice of voluntary dismissal with respect to all of its claims except his for retaliation and claims under CA and IL state law. Warner Chilcott moved to dismiss the remaining cause of action in this Wible complaint on December 20, 2013. While the Company’s motion was pending, the plaintiff in Wible moved for leave to file a third amended complaint which the court granted thus rendering the Company’s motion to dismiss moot. The Company and the plaintiff in Wible have reached an agreement to settle the matter. The State of California declined to intervene in the recently unsealed Johnson/Alexander/Goan qui tam action. Warner Chilcott removed the Johnson/Alexander/Goan case to the federal court for the Central District of California (Civ. No. 14-3249). On May 30, 2014, Warner Chilcott filed a motion to dismiss the Johnson/Alexander/Goan complaint. Rather than respond to the motion, plaintiffs filed an amended complaint on August 8, 2014. Warner Chilcott’s response to the amended complaint was filed on September 12, 2014. Warner Chilcott intends to vigorously defend itself in the litigations. However, these cases are in the early stages of litigation, it is impossible to predict with certainty the outcome of any litigation, and the Company can offer no assurance as to when the lawsuits will be decided, whether Warner Chilcott will be successful in its defense and whether any additional similar suits will be filed. If these claims are successful such claims could adversely affect the Company and could have a material adverse effect on the Company’s business, financial condition, results of operation and cash flows.

Forest received a subpoena dated August 5, 2013 from the U.S. Department of Health and Human Services, Office of Inspector General. The subpoena requests documents relating to the marketing and promotion of Bystolic®, Savella®, and Namenda®, including with respect to speaker programs for these products. In February 2014, the U.S. District Court for the Eastern District of Wisconsin unsealed a qui tam complaint with the caption “United States of America ex rel. Kurt Kroening et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.” This complaint, which was filed in April 2012, asserts claims under the False Claims Act and contains allegations regarding off-label promotion of Bystolic® and Savella® and “kickbacks” provided to physicians to induce prescriptions of Bystolic®, Savella®, and Viibryd®. In January 2014, the Eastern District of Wisconsin U.S. Attorney’s Office notified the court that it had not completed its investigation and therefore would not intervene in the action at that time (while reserving the right to intervene at a later date). We are continuing to cooperate with this investigation and to discuss these issues with the government. We intend to vigorously defend against the complaint. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In April 2014, the U.S. District Court for the District of Massachusetts unsealed a qui tam complaint with the caption “United States of America ex rel. Timothy Leysock v. Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc.” This complaint, which was filed in July 2012, asserts claims under the False Claims Act and contains allegations regarding off-label promotion of Namenda®. An Amended Complaint was filed in October 2012 and a Second Amended Complaint was filed in April 2014. On April 16, 2014, the District of Massachusetts U.S. Attorney’s Office notified the court that it was declining to intervene in the action. We intend to vigorously defend against the complaint. We filed a motion to dismiss the Second Amended Complaint on June 30, 2014. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Government Investigations

Forest and its affiliates received a subpoena dated April 20, 2011 from the Office of the U.S. Attorney for the District of Massachusetts. The subpoena requests documents relating to Benicar®, Benicar HCT®, and Azor®, prescription medications approved for the treatment of hypertension. Forest co-marketed Benicar® and Benicar® HCT from 2002 to 2008, and Azor® from 2007 to 2008, together with the drug’s originator Sankyo under co-promotion agreements. We are cooperating in responding to the subpoena.

Forest received a subpoena dated May 6, 2013 from the Office of the U.S. Attorney for the Southern District of New York. The subpoena requests documents relating to the marketing and promotion of Tudorza Pressair, including with respect to speaker programs for this product. We are cooperating in responding to the subpoena.

On February 20, 2014, Forest received a letter from the U.S. Federal Trade Commission (“FTC”) indicating that the FTC is conducting a nonpublic investigation into our agreements with the ANDA filers for Bystolic®. On May 2, 2014, Forest received a Civil Investigative Demand from the FTC requesting documents regarding such agreements. We are cooperating in responding to the investigation.

On February 28, 2014, May 7, 2014, and May 29, 2014, Forest received Investigatory Subpoenas from the New York Attorney General’s Office primarily requesting (1) information regarding plans to discontinue the sale of Namenda® tablets and (2) the Company’s agreements with ANDA filers for Bystolic®. We are cooperating in responding to the subpoena.

On September 12, 2014, Actavis received an investigatory subpoena from the Office of the U.S. Attorney of the District of South Carolina. The subpoena requests information and documents relating to certain categories of drug pricing including, but not limited to, Average Wholesale Price and Wholesale Acquisition Cost. The company intends to cooperate with this subpoena.

Paroxetine Investigation. On April 19, 2013, the Office of Fair Trading issued a Statement of Objections against GlaxoSmithKline (“GSK”) and various generic drug companies, including Actavis UK Limited, formerly known as Alpharma Limited, now a subsidiary of the Company, alleging that GSK’s settlements with such generic drug companies improperly delayed generic entry of paroxetine, in violation of the United Kingdom’s competition laws. The Company has not yet responded to the Statement of Objections but believes it has substantial meritorious defenses to the allegations. However, an adverse determination in the matter could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Governmental Reimbursement Investigations and Drug Pricing Litigation. In November 1999, Schein Pharmaceutical, Inc., now known as Actavis Pharma, Inc. was informed by the U.S. Department of Justice that it, along with numerous other pharmaceutical companies, is a defendant in a qui tam action brought in 1995 under the U.S. False Claims Act currently pending in the U.S. District Court for the Southern District of Florida (the “Florida Qui Tam Action”). The Company has not been served in the qui tam action. A qui tam action is a civil lawsuit brought by an individual or a company (the “qui tam relator”) for an alleged violation of a federal statute, in which the U.S. Department of Justice has the right to intervene and take over the prosecution of the lawsuit at its option. Pursuant to applicable federal law, the qui tam action is under seal as to Actavis, Inc. The Company believes that the qui tam action relates to whether allegedly improper price reporting by pharmaceutical manufacturers led to increased payments by Medicare and/or Medicaid. The Company believes that the Florida Qui Tam Action against the Company was dismissed without prejudice while still sealed as to the Company. Subsequently, the Company also received and responded to notices or subpoenas from the Attorneys General of various states, including Florida, Nevada, New York, California and Texas, relating to pharmaceutical pricing issues and whether allegedly improper actions by pharmaceutical manufacturers led to excessive payments by Medicare and/or Medicaid. On June 26, 2003, the Company received a request for records and information from the U.S. House Committee on Energy and Commerce in connection with that committee’s investigation into pharmaceutical reimbursements and rebates under Medicaid. The Company produced documents in response to the request. Other state and federal inquiries regarding pricing and reimbursement issues are anticipated.

The Company and certain of its subsidiaries also are named as defendants in various lawsuits filed by numerous states and qui tam relators, including Wisconsin, Kentucky, Illinois, Mississippi, Missouri, South Carolina, Utah, Kansas and Louisiana captioned as follows: State of Wisconsin v. Abbott Laboratories, et al., Case No. 04-cv-1709, Wisconsin Circuit Court for Dane County; State of Wisconsin, ex rel., et al. v. Actavis Mid Atlantic LLC, et al., Case No. 11-cv-5544, Wisconsin Circuit Court for Dane County; Commonwealth of Kentucky v. Alpharma, Inc., et al., Case Number 04-CI-1487, Kentucky Circuit Court for Franklin County; State

of Illinois v. Abbott Laboratories, Inc. et al., Civil Action No. 05-CH-02474, Illinois Circuit Court for Cook County; State of Mississippi v. Abbott Laboratories, Inc. et al., Civil Action No. G2005-2021 S/2, Mississippi Chancery Court of Hinds County; State of Missouri ex rel. Jeremiah W. (Jay) Nixon v. Mylan Laboratories, et al, Case No. 054-2486, Missouri Circuit Court of St. Louis; State of South Carolina and Henry D. McMaster v. Watson Pharmaceuticals (New Jersey), Inc., In the Court of Common Pleas for the Fifth Judicial Circuit, State of South Carolina, County of Richland, C.A. No. 2006-CP-40-7152; State of South Carolina and Henry D. McMaster v. Watson Pharmaceuticals (New Jersey), Inc., In the Court of Common Pleas for the Fifth Judicial Circuit, State of South Carolina, County of Richland, C.A. No. 2006-CP-40-7155; State of Utah v. Actavis U.S., Inc., et al., In the Third Judicial District Court of Salt Lake County, Civil No. 07-0913719; State of Kansas ex rel. Steve Six v. Watson Pharmaceuticals, Inc. and Watson Pharma, Inc., Case Number: 08CV2228, District Court of Wyandotte County, Kansas, Civil Court Department; and State of Louisiana V. Abbott Laboratories, Inc., et al., Case No. 596144, Parish of East Baton Rouge, 19th Judicial District.

In 2011, Watson settled certain claims made against it by a relator in a qui tam action brought against the Company on behalf of the United States. The settlement of that qui tam action resolved all claims on behalf of the United States asserted in that action except for claims relating to the federal share of Medicaid payments made by the States of Alabama, Alaska, Kentucky, Idaho, Illinois, South Carolina and Wisconsin. The Company subsequently settled all claims, including the claims on behalf of the United States, brought by Alabama. In addition, the Company has reached settlements with the states of the Louisiana, Missouri and Kansas and has an agreement in principle with the state of South Carolina though the Company has yet to reach definitive agreement with that state. The court in the Utah case recently dismissed that state’s claims against the Company. The case against Watson on behalf of Kentucky was tried in November 2011. The jury reached a verdict in Watson’s favor on each of Kentucky’s claims against Watson. An agreed form of judgment has been entered and the case now has been dismissed with prejudice. The case against Watson on behalf of Mississippi was tried from November 2012 through April 2013. On August 28, 2013, the court issued a ruling in favor of the state and awarded the state $12.4 million in compensatory damages and civil penalties, and on March 20, 2014 issued its ruling imposing an additional $17.9 million in punitive damages. Post-trial motions were filed and denied by the court. The Company intends to appeal both the original and punitive damage awards.

In addition, Forest and certain of its affiliates are defendants in four state court actions that allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of “average wholesale prices” (“AWP”) that did not correspond to actual provider costs of prescription drugs. These actions are pending in Illinois (commenced February 7, 2005), Mississippi (commenced October 20, 2005), Utah (commenced May 2008), and Wisconsin (a qui tam AWP action commenced by the former Attorney General of the State of Wisconsin on February 20, 2012 that the State declined to join). Discovery is ongoing in these actions. On November 15, 2013, the plaintiff in the Mississippi action moved for leave to file a Second Amended Complaint. On March 26, 2014, the Mississippi state court granted plaintiff’s motion in part, but denied plaintiff’s request to add generic drug products to its claims. Forest has filed a motion to dismiss certain of the claims asserted in the Second Amended Complaint. On May 21, 2014, the plaintiff in the Mississippi action filed a separate complaint asserting claims against Forest with respect to the pricing of its generic drugs, and Forest has filed a motion to dismiss certain of these claims. A trial in the Mississippi action is scheduled in August 2015. A motion to dismiss the Utah action was granted, but the Utah Supreme Court, while upholding the lower court’s ruling regarding a statute of limitations issue, reversed that ruling and allowed the plaintiff to replead. The plaintiff filed another Amended Complaint, and the defendants filed a motion to dismiss. This motion to dismiss was denied in part, and discovery is proceeding. On February 17, 2014, the Wisconsin state court granted defendants’ motion to dismiss plaintiff’s Second Amended Complaint. On April 14, 2014, plaintiff filed a motion for leave to file a Third Amended Complaint, and on May 16, 2014, plaintiff filed an appeal of the court’s February 17, 2014 ruling. On June 12, 2014, the court denied plaintiff’s motion to file a Third Amended Complaint and dismissed the case without prejudice. We intend to continue to vigorously defend against these actions. At this time, we do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

With regard to the remaining drug pricing actions, the Company believes that it has meritorious defenses and intends to vigorously defend itself in those actions. The Company continually monitors the status of these actions and may settle or otherwise resolve some or all of these matters on terms that the Company deems to be in its best interests. However, the Company can give no assurance that it will be able to settle the remaining actions on terms it deems reasonable, or that such settlements or adverse judgments in the remaining actions, if entered, will not exceed the amounts of the liability reserves. Additional actions by other states, cities and/or counties are anticipated. These actions and/or the actions described above, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Medicaid Drug Reimbursement Litigation. In December 2009, the Company learned that numerous pharmaceutical companies, including certain subsidiaries of the Company, were named as defendants in a qui tam action pending in the United States District Court for the District of Massachusetts (United States of America ex rel. Constance A. Conrad v. Abbott Laboratories, Inc. et. al., USDC Case No. 02-CV-11738-NG). The seventh amended complaint, which was served on certain of the Company’s subsidiaries in December 2009, alleges that the defendants falsely reported to the United States that certain pharmaceutical products were eligible for Medicaid reimbursement and thereby allegedly caused false claims for payment to be made through the Medicaid program. In July 2011, the plaintiff served a tenth amended complaint that unseals the action in its entirety and continues to allege the previously asserted claims against certain subsidiaries of the Company. The Company’s subsidiaries named in the action together with all other named defendants filed a Joint Motion to Dismiss the Tenth Amended Complaint on December 9, 2011. On February 25, 2013, the court granted the motion to dismiss as to all defendants. The plaintiff may appeal. On September 11, 2013, a similar action was filed against certain Company subsidiaries as well as Warner Chilcott and numerous other pharmaceutical company defendants by the State of Louisiana based on the same core set of allegations as asserted in the Conrad qui tam action. The state filed the case in state court and defendants removed it to the federal district court (Civ. No. 13-0681). On September 9, 2014, the magistrate judge in the case issued a report recommending that the case be remanded to state court. Plaintiff’s motion to remand the case back to state court is still pending. Additional actions alleging similar claims could be asserted. The Company believes that it has meritorious defenses to the claims and intends to vigorously defend itself against such allegations. However, these actions or similar actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Medicaid Price Adjustments

The Company has notified the Centers for Medicare and Medicaid Services (“CMS”) that certain of the legacy Actavis group’s Medicaid price submissions require adjustment for the period 2007 through 2012. The Company is in the process of completing the resubmissions. Based on prevailing CMS practices the Company does not expect to incur penalties in connection with the resubmissions. With respect to periods prior to 2007, the Company has advised CMS that its records are insufficient to support a reliable recalculation of its price submissions, and has proposed not to recalculate the price submissions for such periods. Because there are insufficient records to support a reliable recalculation of its price submissions prior to 2007, at this time the amount of any potential liability related to the price submissions prior to 2007 is not estimatable and the Company has not concluded that any liability for periods prior to 2007 is probable. The Company believes it has substantial meritorious positions and defenses with respect to these pricing resubmission matters. However, if CMS were to successfully pursue claims against the Company for the periods in question, such claims could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

The Company and its affiliates are involved in various other disputes, governmental and/or regulatory inspections, inquires, investigations and proceedings that could result in litigation, and other litigation matters that arise from time to time. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the Company, its results of operations, financial condition and cash flows.

NOTE 18—Guarantor and Non-Guarantor Condensed Consolidated Financial Information

The following financial information is presented to segregate the financial results of the Company, Actavis Funding SCS (the issuers of the long-term notes), the guarantor subsidiaries for the long-term notes and the non-guarantor subsidiaries. The guarantors jointly and severally, and fully and unconditionally, guarantee the Company’s obligation under the long-term notes.

The information includes elimination entries necessary to consolidate the guarantor and the non-guarantor subsidiaries. Investments in subsidiaries are accounted for using the equity method of accounting. The principal elimination entries eliminate investments in subsidiaries, equity and intercompany balances and transactions.

The Company, Actavis Capital S.à r.l. and Actavis, Inc. are guarantors of the long-term notes.

The following financial information presents the consolidating balance sheets as of June 30, 2014 and December 31, 2013, the related statement of operations for the three and six months ended June 30, 2014 and 2014 and the statement of cash flows for the six months ended June 30, 2014 and 2013.

Warner Chilcott Limited

Consolidating Balance Sheets

As of June 30, 2014

(Unaudited; in millions, except par value and share data)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non- guarantors	Eliminations	Consolidated Warner Chilcott Limited
Current assets:
Cash and cash equivalents	$0.1	$3,582.4	$—	$22.3	$688.3	$—	$4,293.1
Marketable securities	—	—	—	—	2.5	—	2.5
Accounts receivable, net	—	—	—	—	1,566.3	—	1,566.3
Receivable from Parents	—	—	—	—	230.3	—	230.3
Inventories, net	—	—	—	—	1,633.3	—	1,633.3
Intercompany receivables	—	16,668.7	3,650.2	16,315.1	49,105.6	(85,739.7)	—
Prepaid expenses and other current assets	—	—	—	105.4	426.9	—	532.3
Current assets held for sale	—	—	—	—	37.6	—	37.6
Deferred tax assets	—	—	—	—	203.4	—	203.4

Total current assets	0.1	20,251.1	3,650.2	16,442.8	53,894.2	(85,739.7)	8,498.8
Property, plant and equipment, net	—	—	—	48.3	1,483.0	—	1,531.3
Investments and other assets	—	9.7	25.9	91.2	37.8	—	164.6
Investment in subsidiaries	8,946.4	4,458.6	—	4,384.8	—	(17,789.8)	—
Deferred tax assets	—	—	—	—	109.6	—	109.6
Product rights and other intangibles	—	—	—	—	7,528.0	—	7,528.0
Goodwill	—	—	—	—	8,181.4	—	8,181.4

Total assets	$8,946.5	$24,719.4	$3,676.2	$20,967.1	$71,234.0	$(103,529.5)	$26,013.7

Current liabilities:
Accounts payable and accrued expenses	—	0.5	4.6	$144.7	2,290.0	—	$2,439.8
Intercompany payables	—	23,972.5	—	25,133.1	36,634.1	(85,739.7)	—
Payable to Parents	—	—	—	—	972.5	—	972.5
Income taxes payable	—	—	—	75.5	—	—	75.5
Current portion of long-term debt and capital leases	—	145.6	—	0.4	1,442.8	—	1,588.8
Deferred revenue	—	—	—	—	39.5	—	39.5
Current liabilities held for sale	—	—	—	—	—	—	—
Deferred tax liabilities	—	—	—	—	29.8	—	29.8

Total current liabilities	—	24,118.6	4.6	25,353.7	41,408.7	(85,739.7)	5,145.9
Long-term debt and capital leases	—	1,091.7	3,676.2	4,269.0	1,705.8	—	10,742.6
Deferred revenue	—	—	—	—	40.6	—	40.6
Other long-term liabilities	—	—	—	—	261.1	—	261.1
Other taxes payable	—	—	—	199.3	—	—	199.3
Deferred tax liabilities	—	—	—	—	677.7	—	677.7

Total liabilities	—	25,210.2	3,680.8	29,822.0	44,093.9	(85,739.7)	17,067.2

Total equity	8,946.5	(490.8)	(4.6)	(8,854.9)	27,140.1	(17,789.8)	8,946.5

Total liabilities and equity	$8,946.5	$24,719.4	$3,676.2	$20,967.1	$71,234.0	$(103,529.5)	$26,013.7

Warner Chilcott Limited

Consolidating Balance Sheets

As of December 31, 2013

($ in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non- guarantors	Eliminations	Consolidated Warner Chilcott Limited
Current assets:
Cash and cash equivalents	$0.1	$0.3	$—	$1.4	$321.7	$—	$323.5
Marketable securities	—	—	—	—	2.5	—	2.5
Accounts receivable, net	—	—	—	—	1,404.3	—	1,404.3
Receivable from Parents	—	—		—	126.5	—	126.5
Inventories, net	—	—	—	—	1,786.3	—	1,786.3
Intercompany receivables	—	15,621.8	—	22,411.7	50,088.4	(88,121.9)	—
Prepaid expenses and other current assets	—	—	—	6.0	400.3	—	406.3
Current assets held for sale	—	—	—	—	271.0	—	271.0
Deferred tax assets	—	—	—	—	231.8	—	231.8

Total current assets	0.1	15,622.1	—	22,419.1	54,632.8	(88,121.9)	4,552.2
Property, plant and equipment, net	—	—	—	41.0	1,574.1	—	1,615.1
Investments and other assets	—	7.8	—	0.6	129.1	—	137.5
Investment in subsidiaries	9,603.4	4,325.5	—	3,875.0	—	(17,803.9)	—
Deferred tax assets	—	—	—	—	104.8	—	104.8
Product rights and other intangibles	—	—	—	—	8,234.5	—	8,234.5
Goodwill	—	—	—	—	8,197.6	—	8,197.6

Total assets	$9,603.5	$19,955.4	$—	$26,335.7	$72,872.9	$(105,925.8)	$22,841.7

Current liabilities:
Accounts payable and accrued expenses	—	0.4	—	$115.6	2,218.2	—	$2,334.2
Intercompany payables	—	19,158.7	—	30,929.7	38,033.5	(88,121.9)	—
Payable to Parents	—	—	—	—	60.4	—	60.4
Income taxes payable	—	—	—	96.6	—	—	96.6
Current portion of long-term debt and capital leases	—	410.6	—	4.0	120.0	—	534.6
Deferred revenue	—	—	—	—	38.8	—	38.8
Current liabilities held for sale	—	—	—	—	246.6	—	246.6
Deferred tax liabilities	—	—	—	—	35.1	—	35.1

Total current liabilities	—	19,569.7	—	31,145.9	40,752.6	(88,121.9)	3,346.3
Long-term debt and capital leases	—	1,164.4	—	4,264.1	3,088.9	—	8,517.4
Deferred revenue	—	—	—	—	40.1	—	40.1
Other long-term liabilites	—	—	—	1.3	322.9	—	324.2
Other taxes payable	—	—	—	187.3	—	—	187.3
Deferred tax liabilities	—	—	—	—	822.9	—	822.9

Total liabilities	—	20,734.1	—	35,598.6	45,027.4	(88,121.9)	13,238.2

Member’s equity	9,603.5	(778.7)	—	(9,262.9)	27,845.5	(17,803.9)	9,603.5

Total liabilities and member’s equity	$9,603.5	$19,955.4	$—	$26,335.7	$72,872.9	$(105,925.8)	$22,841.7

Warner Chilcott Limited

Consolidating Statements of Operation

For the Three Months Ended June 30, 2014

(Unaudited; in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non- guarantors	Eliminations	Consolidated Warner Chilcott Limited
Net revenues	$—	$—	$—	$—	$2,667.2	$—	$2,667.2
Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	—	—	—	—	1,296.5	—	1,296.5
Research and development	—	—	—	—	158.0	—	158.0
Selling and marketing	—	—	—	—	291.5	—	291.5
General and administrative	—	—	—	27.8	233.2	—	261.0
Goodwill impairment	—	—	—	—	—	—	—
Amortization	—	—	—	—	422.9	—	422.9
Asset sales, impairments and contingent consideration adjustment, net	—	—	—	0.1	22.0	—	22.1

Total operating expenses	—	—	—	27.9	2,424.1	—	2,452.0

Operating income / (loss)	—	—	—	(27.9)	243.1	—	215.2

Non-operating income (expense):
Interest income / (expense), net	—	89.3	(4.6)	(45.4)	(117.2)	—	(77.9)
Other income (expense), net	—	(13.5)	—	—	(22.3)	—	(35.8)

Total other income (expense), net	—	75.8	(4.6)	(45.4)	(139.5)	—	(113.7)

Income / (loss) before income taxes and noncontrolling interest	—	75.8	(4.6)	(73.3)	103.6	—	101.5
Provision for income taxes	—	—	—	(22.0)	62.1	—	40.1
(Earnings) / losses of equity interest subsidiaries	(61.4)	(5.9)		(220.4)	—	287.7	—

Net income / (loss)	$61.4	$81.7	$(4.6)	$169.1	$41.5	$(287.7)	$61.4

(Income) / loss attributable to noncontrolling interest	—	—	—	—	(0.1)	—	(0.1)

Net income / (loss) attributable to ordinary shareholders	$61.4	$81.7	$(4.6)	$169.1	$41.4	$(287.7)	$61.3

Other Comprehensive income / (loss)	6.6	9.0	—	—	6.6	(15.6)	6.6

Comprehensive income / (loss)	$68.0	$90.7	$(4.6)	$169.1	$48.0	$(303.3)	$67.9

Warner Chilcott Limited

Consolidating Statements of Operation

For the Six Months Ended June 30, 2014

(Unaudited; in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non-guarantors	Eliminations	Consolidated Warner Chilcott Limited
Net revenues	$—	$—	$—	$—	$5,322.3	$—	$5,322.3
Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	—	—	—	—	2,589.5	—	2,589.5
Research and development	—	—	—	—	329.5	—	329.5
Selling and marketing	—	—	—	—	574.6	—	574.6
General and administrative	—	—	—	60.1	478.9	—	539.0
Goodwill impairment	—	—	—	—	—	—	—
Amortization	—	—	—	—	847.1	—	847.1
Asset sales, impairments and contingent consideration adjustment, net	—	—	—	(0.1)	21.8	—	21.7

Total operating expenses	—	—	—	60.0	4,841.4	—	4,901.4

Operating income / (loss)	—	—	—	(60.0)	480.9	—	420.9

Non-operating income (expense):
Interest income / (expense), net	—	177.9	(4.6)	(90.7)	(232.3)	—	(149.7)
Other income (expense), net	—	(23.0)	—	0.1	(7.9)	—	(30.8)

Total other income (expense), net	—	154.9	(4.6)	(90.6)	(240.2)	—	(180.5)

Income / (loss) before income taxes and noncontrolling interest	—	154.9	(4.6)	(150.6)	240.7	—	240.4
Provision for income taxes	—	—	—	(48.8)	130.1	—	81.3
(Earnings) / losses of equity interest subsidiaries	(159.1)	(132.8)	—	(509.6)	—	801.6	—

Net income / (loss)	$159.1	$287.7	$(4.6)	$407.8	$110.6	$(801.6)	$159.1

(Income) / loss attributable to noncontrolling interest	—	—	—	—	(0.3)	—	(0.3)

Net income / (loss) attributable to ordinary shareholders	$159.1	$287.7	$(4.6)	$407.8	$110.3	$(801.6)	$158.8

Other Comprehensive income / (loss)	(0.2)	2.4	—	—	(0.2)	(2.2)	(0.2)

Comprehensive income / (loss)	$158.9	$290.1	$(4.6)	$407.8	$110.1	$(803.8)	$158.6

Warner Chilcott Limited

Consolidating Statements of Operation

For the Three Months Ended June 30, 2013

(Unaudited; in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non- guarantors	Eliminations	Consolidated Warner Chilcott Limited
Net revenues	$—	$—	$—	$—	$1,989.8	$—	$1,989.8
Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	—	—	—	—	1,050.3	—	1,050.3
Research and development	—	—	—	—	136.3	—	136.3
Selling and marketing	—	—	—	—	235.6	—	235.6
General and administrative	—	—	—	21.4	204.4	—	225.8
Goodwill impairment	—	—	—	—	647.5	—	647.5
Amortization	—	—	—	—	149.6	—	149.6
Asset sales, impairments and contingent consideration adjustment, net	—	—	—	0.1	7.7	—	7.8

Total operating expenses	—	—	—	21.5	2,431.4	—	2,452.9

Operating income / (loss)	—	—	—	(21.5)	(441.6)	—	(463.1)

Non-operating income (expense):
Interest income / (expense), net	—	—	—	209.4	(263.3)	—	(53.9)
Other income (expense), net	—	—	—	—	3.8	—	3.8

Total other income (expense), net	—	—	—	209.4	(259.5)	—	(50.1)

Income / (loss) before income taxes and noncontrolling interest	—	—	—	187.9	(701.1)	—	(513.2)
Provision for income taxes	—	—	—	26.9	24.5	—	51.4
(Earnings) / losses of equity interest subsidiaries	—	—	—	725.6	—	(725.6)	—

Net income / (loss)	$—	$—	$—	$(564.6)	$(725.6)	$725.6	$(564.6)

(Income) / loss attributable to noncontrolling interest	—	—	—	—	(0.2)	—	(0.2)

Net income / (loss) attributable to ordinary shareholders	$—	$—	$—	$(564.6)	$(725.8)	$725.6	$(564.8)

Comprehensive income / (loss)	—	—	—	(557.2)	(557.2)	557.2	(557.2)
Comprehensive (income) / loss attributable to noncontrolling interests	—	—	—	—	(0.2)	—	(0.2)

Comprehensive income / (loss) attributable to common shareholders	$—	$—	$—	$(557.2)	$(557.4)	$557.2	$(557.4)

Warner Chilcott Limited

Consolidating Statements of Operation

For the Six Months Ended June 30, 2013

(Unaudited; in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non- guarantors	Eliminations	Consolidated Warner Chilcott Limited
Net revenues	$—	$—	$—	$—	$3,885.3	$—	$3,885.3
Operating expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	—	—	—	—	2,136.9	—	2,136.9
Research and development	—	—	—	—	268.4	—	268.4
Selling and marketing	—	—	—	—	462.8	—	462.8
General and administrative	—	—	—	46.7	364.9	—	411.6
Goodwill impairment	—	—	—	—	647.5	—	647.5
Amortization	—	—	—	—	308.0	—	308.0
Asset sales, impairments and contingent consideration adjustment, net	—	—	—	—	155.8	—	155.8

Total operating expenses	—	—	—	46.7	4,344.3	—	4,391.0

Operating income / (loss)	—	—	—	(46.7)	(459.0)	—	(505.7)

Non-operating income (expense):
Interest income / (expense), net	—	—	—	157.5	(264.7)	—	(107.2)
Other income (expense), net	—	—	—	15.0	9.4	—	24.4

Total other income (expense), net	—	—	—	172.5	(255.3)	—	(82.8)

Income / (loss) before income taxes and noncontrolling interest	—	—	—	125.8	(714.3)	—	(588.5)
Provision for income taxes	—	—	—	31.0	48.6	—	79.6
(Earnings) / losses of equity interest subsidiaries	—	—	—	762.9	—	(762.9)	—

Net income / (loss)	$—	$—	$—	$(668.1)	$(762.9)	$762.9	$(668.1)

(Income) / loss attributable to noncontrolling interest	—	—	—	—	0.5	—	0.5

Net income / (loss) attributable to ordinary shareholders	$—	$—	$—	$(668.1)	$(762.4)	$762.9	$(667.6)

Comprehensive income / (loss)	—	—	—	(789.2)	(789.2)	789.2	(789.2)
Comprehensive (income) / loss attributable to noncontrolling interests	—	—	—	—	0.5	—	0.5

Comprehensive income / (loss) attributable to common shareholders	$—	$—	$—	$(789.2)	$(788.7)	$789.2	$(788.7)

Warner Chilcott Limited

Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2014

(Unaudited; in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non- guarantors	Eliminations	Consolidated Warner Chilcott Limited
Cash Flows From Operating Activities:
Net income / (loss)	$159.1	$287.7	$(4.6)	$407.8	$110.7	$(801.6)	$159.1

Reconciliation to net cash provided by operating activities:
(Earnings) / losses of equity interest subsidiaries	(159.1)	(132.8)	—	(509.6)	—	801.6	—
Depreciation	—	—	—	0.2	104.9	—	105.1
Amortization	—	—	—	—	847.1	—	847.1
Provision for inventory reserve	—	—	—	—	75.3	—	75.3
Share-based compensation	—	—	—	1.4	29.8	—	31.2
Deferred income tax benefit	—	—	—	—	(151.5)	—	(151.5)
Earnings on equity method investments	—	—	—	—	(1.8)	—	(1.8)
Goodwill impairment	—	—	—	—	—	—	—
Loss / (gain) on sale of securities and asset sales and impairments, net	—	—	—	—	43.7	—	43.7
Amortization of inventory step up	—	—	—	—	210.0	—	210.0
Amortization of deferred financing costs	—	1.0	22.9	2.4	0.1	—	26.4
Increase/(decrease) in allowance for doubtful accounts	—	—	—	—	3.0	—	3.0
Accretion of contingent consideration obligations	—	—	—	—	8.5	—	8.5
Contingent consideration fair value adjustment	—	—	—	—	(36.4)	—	(36.4)
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	—
Other, net	—	—	—	—	(11.2)	—	(11.2)
Changes in assets and liabilities (net of effects of acquisitions)	—	3,764.0	(3,642.6)	126.2	(670.6)	—	(423.0)

Net cash provided by operating activities	—	3,919.9	(3,624.3)	28.3	561.6	—	885.5

Cash Flows From Investing Activities:
Additions to property plant and equipment	—	—	—	(7.5)	(73.3)	—	(80.8)
Additions to product rights and other intangibles	—	—	—	—	—	—	—
Proceeds from sale of assets	—	—	—	—	18.0	—	18.0
Proceeds from sales of property, plant and equipment	—	—	—	—	4.2	—	4.2
Acquisitions of business, net of cash acquired	—	—	—	—	(119.2)	—	(119.2)

Net cash (used in) investing activities	—	—	—	(7.5)	(170.3)	—	(177.8)

Cash Flows From Financing Activities:
Proceeds from borrowings on credit facility	—	80.0	—	—	—	—	80.0
Proceeds from borrowings of long-term indebtedness	—	—	3,676.2	—	—	—	3,676.2
Debt issuance and other financing costs	—	—	(51.9)	—	—	—	(51.9)
Payments on debt, including capital lease obligations	—	(417.8)	—	—	(50.0)	—	(467.8)
Proceeds from stock plans	—	—	—	—	—	—	—
Payments of contingent consideration	—	—	—	—	(7.8)	—	(7.8)
Repurchase of ordinary shares	—	—	—	—	—	—	—
Acquisition of noncontrolling interest	—	—	—	—	—	—	—
Excess tax benefit from stock-based compensation	—	—	—	—	—	—	—

Net cash provided by / (used in) financing activities	—	(337.8)	3,624.3	—	(57.8)	—	3,228.7

Effect of currency exchange rate changes on cash and cash equivalents	—	—	—	—	(3.8)	—	(3.8)
Movement in cash held for sale	—	—	—	—	37.0	—	37.0

Net increase / (decrease) in cash and cash equivalents	—	3,582.1	—	20.9	366.6	—	3,969.6
Cash and cash equivalents at beginning of period	0.1	0.3	—	1.4	321.7	—	323.5

Cash and cash equivalents at end of period	$0.1	$3,582.4	$—	$22.3	$688.3	$—	$4,293.1

Warner Chilcott Limited

Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2013

(Unaudited; in millions)

	Warner Chilcott Limited (Parent Guarantor)	Actavis Capital S.a.r.l. (Guarantor)	Actavis Funding SCS (Issuer)	Actavis Inc. (Guarantor)	Non-guarantors	Eliminations	Consolidated Warner Chilcott Limited
Cash Flows From Operating Activities:
Net income / (loss)	$—	$—	$—	$(668.1)	$(762.9)	$762.9	$(668.1)

Reconciliation to net cash provided by operating activities:
(Earnings) / losses of equity interest subsidiaries	—	—	—	762.9	—	(762.9)	—
Depreciation	—	—	—	0.5	97.1	—	97.6
Amortization	—	—	—	—	308.0	—	308.0
Provision for inventory reserve	—	—	—	—	29.5	—	29.5
Share-based compensation	—	—	—	8.7	17.6	—	26.3
Deferred income tax benefit	—	—	—	—	(137.5)	—	(137.5)
(Earnings) on equity method investments	—	—	—	—	(1.7)	—	(1.7)
Goodwill impairment	—	—	—	—	647.5	—	647.5
Loss / (gain) on sale of securities and asset sales and impairments, net	—	—	—	—	5.5	—	5.5
Amortization of inventory step up	—	—	—	—	93.5	—	93.5
Amortization of deferred financing costs	—	—	—	3.8	—	—	3.8
Increase/(decrease) in allowance for doubtful accounts	—	—	—	—	(1.0)	—	(1.0)
Accretion of contingent consideration obligations	—	—	—	—	1.4	—	1.4
Contingent consideration fair value adjustment	—	—	—	—	150.3	—	150.3
Excess tax benefit from stock-based compensation	—	—	—	(14.2)	—	—	(14.2)
Inter-company dividends	—	—	—	—	—	—	—
Other, net	—	—	—	—	1.3	—	1.3
Changes in assets and liabilities (net of effects of acquisitions)	—	—	—	9.9	(261.1)	—	(251.2)

Net cash provided by operating activities	—	—	—	103.5	187.5	—	291.0

Cash Flows From Investing Activities:
Additions to property plant and equipment	—	—	—	(7.9)	(65.9)	—	(73.8)
Additions to product rights and other intangibles	—	—	—	—	(2.4)	—	(2.4)
Proceeds from sale of assets	—	—	—	—	11.9	—	11.9
Proceeds from sales of property, plant and equipment	—	—	—	—	5.9	—	5.9
Acquisitions of business, net of cash acquired	—	—	—	—	(194.6)	—	(194.6)

Net cash (used in) investing activities	—	—	—	(7.9)	(245.1)	—	(253.0)

Cash Flows From Financing Activities:
Proceeds from borrowings on credit facility	—	—	—	125.0	—	—	125.0
Proceeds from borrowings of long-term indebtedness	—	—	—	—	—	—	—
Debt issuance and other financing costs	—	—	—	—	—	—	—
Payments on debt, including capital lease obligations	—	—	—	(216.7)	—	—	(216.7)
Proceeds from stock plans	—	—	—	5.5	—	—	5.5
Payments of contingent consideration	—	—	—	—	(2.2)	—	(2.2)
Repurchase of ordinary shares	—	—	—	(22.5)	—	—	(22.5)
Acquisition of noncontrolling interest	—	—	—	—	(10.4)	—	(10.4)
Excess tax benefit from stock-based compensation	—	—	—	14.2	—	—	14.2

Net cash provided by / (used in) financing activities	—	—	—	(94.5)	(12.6)	—	(107.1)

Effect of currency exchange rate changes on cash and cash equivalents	—	—	—	—	(23.0)	—	(23.0)
Movement in cash held for sale	—	—	—	—	—	—	—

Net increase / (decrease) in cash and cash equivalents	—	—	—	1.1	(93.2)	—	(92.1)
Cash and cash equivalents at beginning of period	—	—	—	1.1	317.9	—	319.0

Cash and cash equivalents at end of period	$—	$—	$—	$2.2	$224.7	$—	$226.9

NOTE 19—Subsequent Events

The Company has completed an evaluation of all subsequent events through August 5, 2014, for purposes of disclosure of unrecognized subsequent events. The Company has evaluated subsequent events for disclosure through the date of this report.

Furiex Pharmaceuticals

On July 2, 2014, Forest Laboratories, LLC, a subsidiary of the Company effective July 1, 2014, entered into an agreement to acquire Furiex Pharmaceuticals, Inc. in an all-cash transaction valued at approximately $1.1 billion, and up to approximately $360.0 million in a Contingent Value Right (“CVR”) that may be payable based on the status of eluxadoline, Furiex’s lead product, as a controlled drug following approval. In connection with the close of the Furiex acquisition, the Company further announced that it has closed the transaction related to the sale of Furiex’s royalties on Alogliptin and Priligy to Royalty Pharma for approximately $415.0 million.

Tretin-X

On July 8, 2014, the Company finalized an agreement to purchase the product rights and inventory for Tretin-X (a product currently marketed by Onset Dermatologics, a PreCision Dermatology company) from Valeant for $70.0 million. As part of the acquisition, the Company will enter into a supply agreement with DPT Laboratories, LTD. The acquisition will be accounted for as a business combination in the third quarter of 2014.

Independent Auditor’s Report

The Board of Directors of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l.

We have audited the accompanying Combined Statements of Financial Position of Actavis Pharma Holding 4 ehf. and Actavis Sŕ.r.l (the ‘Company’) as of 31 December 2011 and 2010 and the related Combined Statements of Income, Comprehensive Income, Cash Flows and Changes in Equity for the years then ended. These Combined Financial Statements are the responsibility of the Actavis Acquisition Debt S.ŕ r.l’s management. Our responsibility is to express an opinion on these Combined Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Combined Financial Statements referred to above present fairly, in all material respects, the Combined Financial Position of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l as of 31 December 2011 and 2010, and the results of their Combined Operations and their Combined Cash Flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Reykjavik, 20 June 2012

KPMG ehf.

/s/ Auður Þórisdóttir

Combined Financial Statements of

Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010

Combined Income Statement for the years 2011 and 2010

	Notes	2011	2010
Net sales	6	1,808,146	1,690,296
Cost of sales		(949,018)	(930,302)

Gross profit		859,128	759,994

Other operating income	7	37,215	37,145
Sales and marketing expenses		(322,892)	(360,969)
Research and development expenses		(198,267)	(200,695)
General and administrative expenses		(199,987)	(453,128)

Profit (loss) from operations		175,197	(217,653)

Financial income		4,888	6,304
Financial expenses		(596,900)	(780,054)
Net exchange rate differences		(10,548)	(15,569)

Net financial expenses	9	(602,560)	(789,319)

Share of loss of equity accounted investees (net of income tax)	15	0	0

Loss before tax		(427,363)	(1,006,972)

Income tax	10	(26,923)	(14,490)

Loss from continuing operations		(454,286)	(1,021,462)

Discontinued operations

Loss from discontinued operations (net of income tax)	11	(630)	(18,561)

Loss for the year		(454,916)	(1,040,023)

Attributable to:
Owners of the Combined Company		(455,879)	(1,040,085)
Non-controlling interest		963	62

Loss for the year		(454,916)	(1,040,023)

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-187	Amounts are in thousands of Euro

Combined Statement of

Comprehensive Income for the years 2011 and 2010

	Notes	2011	2010

Loss for the year		(454,916)	(1,040,023)

Other comprehensive (loss) income
Foreign currency translation differences for foreign operations	9	(1,281)	76,064
Defined benefit actuarial losses	22	(1,264)	(2,777)
Income tax on actuarial losses	24	158	(328)

Other comprehensive (loss) income for the year, net of income tax		(2,387)	72,959

Total comprehensive loss for the year		(457,303)	(967,064)

Attributable to:
Owners of the Combined Company		(458,241)	(966,737)
Non-controlling interest		938	(327)

Total comprehensive loss for the year		(457,303)	(967,064)

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-188	Amounts are in thousands of Euro

Combined Statement of

Financial Position as at 31 December 2011 and 2010

	Notes	31.12.2011	31.12.2010
Assets
Non-current assets
Goodwill	12	2,876,734	2,869,256
Other intangible assets	13	801,731	775,558
Property, plant and equipment	14	510,410	493,342
Investments in equity accounted investees	15	482	447
Long term receivables	17	14,103	10,918
Deferred tax assets	24	73,117	74,685

Non-current assets		4,276,577	4,224,206

Current assets
Inventories	16	371,157	380,433
Trade and other receivables	17	476,306	470,860
Cash and cash equivalents	18	104,387	87,687

Current assets		951,850	938,980

Total assets		5,228,427	5,163,186

Equity
Net investment of the Combined Company	19	1,635,392	1,635,392
Other reserves	19	(94,520)	(93,264)
Accumulative deficit		(3,672,794)	(3,215,809)

Equity attributable to owners of the Combined Company		(2,131,922)	(1,673,681)
Non-controlling interest		13,831	13,666

Total equity		(2,118,091)	(1,660,015)

Liabilities
Non-current liabilities
Loans from Parent company	20	6,564,694	5,962,267
Loans and borrowings	21	1,568	437
Post-employment benefits	22	28,136	27,138
Obligations under finance leases	23	22,067	18,405
Provisions	26	77,768	212,246
Other long term liabilities	25	14,427	489
Deferred income tax liabilities	24	36,920	31,841

Non-current liabilities		6,745,580	6,252,823

Current liabilities
Loans from Parent company	20	6,002	1,620
Loans and borrowings	21	945	4,877
Tax liabilities		14,191	16,469
Accounts payable and other liabilities	25	514,435	513,520
Post-employment benefits	22	96	11,904
Obligations under finance leases	23	4,757	3,555
Provisions	26	60,512	18,433

Current liabilities		600,938	570,378

Total liabilities		7,346,518	6,823,201

Total equity and liabilities		5,228,427	5,163,186

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-189	Amounts are in thousands of Euro

Combined Statement of Cash Flows for the years 2011 and 2010

	Notes	2011	2010
Cash flows from operating activities

Loss for the year		(454,916)	(1,040,023)
Depreciation of property, plant and equipment	14	57,509	76,553
Amortisation of intangible assets	13	104,231	148,920
Impairment of intangible assets	13	37,028	64,206
Amortisation of financing fees		30,458	90,093
PIK interest and currency fluctuations		466,483	588,253
Changes in deferred taxes		5,899	(18,803)
Discontinued operations		0	18,561
Other changes		(664)	11,479

Working capital provided by (used in) operating activities		246,028	(60,761)

Changes in operating assets and liabilities:

Inventories, decrease (increase)		7,765	(50,476)
Receivables, (increase) decrease		(3,033)	96,768
Short-term liabilities, (decrease) increase		(96,409)	283,069

Changes in operating assets and liabilities		(91,677)	329,361

Net cash provided by operating activities		154,351	268,600

Cash flows to investing activities

Investments in intangible assets		(143,135)	(153,393)
Proceeds from sale of intangible assets		3,688	2,037
Investments in property, plant and equipment		(74,557)	(78,758)
Proceeds from sale of property and equipment		5,566	3,271
Proceeds from sale of subsidiaries		15,948	16,761
Acquisition of subsidiaries net of cash acquired	27	(26,787)	(40,254)
Loans to companies classified as discontinued operations		0	(3,735)

Net cash used in investing activities		(219,277)	(254,071)

Cash flows from financing activities

Increase in capital		0	12
Dividend paid to non-controlling interest		(773)	(751)
Proceeds from long-term borrowings net of direct cost		164,021	(13,744)
Payments of long-term debt		(74,225)	(16,191)
Changes in bank loans		(2,124)	(1,701)
Payments of finance lease obligations		(4,838)	(5,384)

Net cash provided by (used in) financing activities		82,061	(37,759)

Net change in cash and cash equivalents		17,135	(23,230)
Effects of foreign exchange adjustments on cash held		(435)	2,484
Cash and cash equivalents at beginning of year		87,687	108,433

Cash and equivalents at end of year		104,387	87,687

Other information
Interest paid		(86,018)	(110,893)
Income tax paid		(24,049)	(34,521)

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-190	Amounts are in thousands of Euro

Combined Statement of Changes in Equity for the years 2011 and 2010

	Equity attributable to owners of the Combined Company
	Share capital,
	premium and other reserves	Accumulative deficit	Total	Non-controlling interest	Total equity
Balance at 1 January 2010	1,465,663	(2,172,619)	(706,956)	14,744	(692,212)

Translation difference	76,453		76,453	(389)	76,064
Defined benefit plan actuarial losses		(3,105)	(3,105)	0	(3,105)

Net income and expenses recognised directly in equity	76,453	(3,105)	73,348	(389)	72,959

Loss of the period		(1,040,085)	(1,040,085)	62	(1,040,023)

Total comprehensive loss for the period	76,453	(1,043,190)	(966,737)	(327)	(967,064)

New shares issued	12		12		12
Dividends paid to non-controlling interest			0	(751)	(751)

Balance at 31 December 2010 / 1 January 2011	1,542,128	(3,215,809)	(1,673,681)	13,666	(1,660,015)

Translation difference	(1,256)		(1,256)	(25)	(1,281)
Defined benefit plan actuarial losses		(1,106)	(1,106)	0	(1,106)

Net income and expenses recognised directly in equity	(1,256)	(1,106)	(2,362)	(25)	(2,387)

Loss of the period		(455,879)	(455,879)	963	(454,916)

Total comprehensive loss for the period	(1,256)	(456,985)	(458,241)	938	(457,303)

Dividends paid to non-controlling interest			0	(773)	(773)

Balance at 31 December 2011	1,540,872	(3,672,794)	(2,131,922)	13,831	(2,118,091)

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-191	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

1.	Description of business

On April 25, 2012, Actavis Acquisition Debt S.à r.l. (“Actavis”) entered into a definitive Purchase Agreement with Watson Pharmaceuticals Inc. to sell Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. (hereinafter referred to as the “Company”) (see note 35).

•	Actavis Pharma Holding 4 ehf. is a limited liability company incorporated and domiciled in Iceland; and

•	Actavis S.à r.l. is incorporated as a “Société à Responsabilité Limitée” under the laws of the Grand-Duchy of Luxembourg on 5th August, 2010.

These historical Combined Financial Statements of the Company present the historical financial position and results of operations of these entities on a combined basis. These Combined Financial Statements were authorized for issuance on 20 June 2012 by the Board of Directors of the companies.

The Company specialises in the development, manufacturing and sale of generic pharmaceuticals in international markets and employees a total workforce of around 10,500 located in over 40 countries. The principal markets include USA, the United Kingdom, Nordic countries, Russia, Ukraine and Spain. The Company’s research and development facilities are located in Iceland, Malta, Indonesia, Romania, Italy, Bulgaria and the United States. The Company maintains modern manufacturing and packaging facilities in Bulgaria, Iceland, India, Indonesia, Italy, Malta, Romania, Russia, Serbia, UK, Netherlands and the United States. These plants produce a range of medicines in various formulations, including tablets, capsules, injectables, suppositories, sprays, steriles, powders, oral liquids and semi-solids.

2.	Basis of preparation

The Combined Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”). The Combined Financial Statements have been prepared on a historical cost basis, except for derivatives which are valued at fair value and defined benefit obligations which are recognized as the present value of defined benefit obligations less the net total of the plan assets and less unrecognised past service cost.

These Combined Financial Statements have been prepared from the Consolidated Financial Statements of Actavis Pharma Holding 4 ehf. together with the Financial Statements of Actavis S.à r.l. and reflect the cash flows, revenues, expenses, assets, and liabilities of these entities on a combined basis. During the years 2011/2010 the Company operated as two legal entities each with separate shareholders’ equity. Owners’ Equity is therefore presented in lieu of combined shareholders’ equity representing the cumulative net investment by the combined shareholders of the Company.

Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. are both controlled by Actavis Acquisition Debt S.à r.l. which fully owns the shares of the company’s. The ultimate controlling party of the combined company is Mr. Thor Bjorgolfsson.

During the years 2011/2010 the Company was dependent on funding provided by third party investors to intermediate parent companies within the Actavis Equity S.à r.l. group. This funding was made available to the Company through related party loan agreements between subsidiaries of the Company and various intermediate parent companies. These financial statements have been prepared on a going concern basis

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-192	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

since, as set out in Note 20, the Company’s projected cash flows are sufficient to cover the interest payments on these related party loan agreements until the maturity date of 30 June 2013, and the Company expects to achieve either a refinancing or an alternative financing solution before such date.

A list of the entities included in the Combined Financial Statements including joint-ventures is presented in Notes 34 and 15. All significant inter-company transactions have been eliminated in the Combined Financial Statements of the Company.

Presentation currency

These Combined Financial Statements are presented in Euro. All financial information presented in Euro has been rounded to the nearest thousand.

Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values af assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the Combined Financial Statements are described in the following notes:

•	Note 12 Measurement of the recoverable amounts of cash-generating units

•	Note 13 Capitalisation of internally generated intangible assets

•	Note 16 Measurement of the cost of inventories

•	Note 17 Measurement of recoverable amounts of trade receivables

•	Note 24 Measurement of deferred tax assets

•	Note 26 Estimate of provisions

3.	Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these Combined Financial Statements, and have been applied consistently by entities of the company.

Business combinations

Business combinations undertaken by the Actavis Pharma Holding 4 ehf. group have been accounted for in accordance with IFRS 3 Business Combinations (Revised). These transactions are reflected in accordance with the following accounting policy.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-193	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that currently are exercisable.

The Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred, plus

•	the recognised amount of any non-controlling interests in the acquiree, plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, less

•	the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognised immediately in the Income Statement.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts generally are recognised in the Income Statement.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognised in the Income Statement.

When share-based payment afterwards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards) and relate to past services, the all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based value of the replacement awards compared with the market-based value of the acquiree’s awards and the extent to which the replacement awards relate to past and/or future service.

For acquisitions between 1 January 2004 and 1 January 2010, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the recognised amount (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess was negative, a bargain purchase gain was recognised immediately in the Income Statement.

Transaction costs, other that those associated with the issue of debt or equity securities, that the Company incurred in connection with business combinations were capitalised as part of the cost of the acquisition.

As part of its transition to IFRSs, the Company elected to restate only those business combinations that occurred on or after 1 January 2003. In respect of acquisitions prior to 1 January 2003, goodwill represents the amount recognised under the Company’s previous accounting framework, Icelandic GAAP.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-194	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Acquisitions of non-controlling interest

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

Subsidiaries

As described in note 2, the Combined Financial Statements of the Company include the Consolidated Financial Statements of Actavis Pharma Holding 4 ehf. Subsidiaries are those entities that are controlled by Actavis Pharma 4 ehf. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The subsidiaries are fully consolidated in the Consolidated Financial Statements of Actavis Pharma Holding 4 ehf. and, therefore, are also consolidated in the Combined Financial Statements of the Company. When the Company’s ownership in subsidiaries is less than 100%, non-controlling interest’s proportionate share of the subsidiaries results and equity is adjusted on an annual basis and shown as separate items in the Income Statement, Statement of Comprehensive Income and the Statement of Financial Position.

The results of subsidiaries acquired or disposed of during the year are included in the Consolidated Income Statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Company.

iv) Investments in equity accounted investees

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Investments in jointly controlled entities are accounted for using the equity method (equity accounted investees) and are recognised initially at cost. The Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The Combined Financial Statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

Foreign currencies

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing on the reporting date. Foreign exchange differences arising on translation are recognized in the Income Statement.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-195	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

On combination, the assets and liabilities of the Company’s subsidiaries are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as other comprehensive income and transferred to the Company’s share capital, premium and other reserves. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets and liabilities of foreign entities and translated at the closing rate.

Revenue

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates and excluding sales and value added taxes. Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible returns of goods can be estimated reliably, and there is no continuing management involvement with the goods. Payments received from customers in advance of performance of the Company’s obligations are included as deferred revenue and are not recognised as income until the obligations have been fulfilled.

Sale of dossiers is the sale of intellectual property which is proprietary scientific and medical information and technical data invented, developed or acquired by the Company. Other revenue represents sales not related to any production activity.

Expenditure

Expenditure is recognised in respect of goods and services received when supplied in accordance with contractual terms. Provision is made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated. Advertising and promotion expenditure is charged to the Income Statement as incurred. Shipment cost on intercompany transfers are charged to cost of sales; distribution costs on sales to customers are included in sales and marketing expenditure. Restructuring costs are recognised in respect of the direct expenditure of a business reorganisation where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been undertaken.

Research and development

Research and development expenditure charged to the Income Statement consists mainly of maintenance costs for the current commercial portfolio and startup expenses for new development projects. Maintenance costs are mainly annual fees, variations and other such costs related to servicing the portfolio currently on the market. Costs for new development projects is expensed up to the point that they are formally approved for development, from that point all costs are capitalised until the product is launched in a main market.

Lease payments

Payments made under operating leases are recognised in Income Statement on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-196	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

Financial income and expenses

Financial income comprises interest income on funds invested, dividend income and changes in the fair value of derivatives. Interest income is recognised as it accrues, using the effective interest method. Dividend income is recognised on the date that the Company’s right to receive payment is established.

Financial expenses comprise interest expense on loans and borrowings, finance leases, retirement obligation, unwinding of the discount on provisions and changes in the fair value of derivatives. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in the Income Statement using the effective interest method.

Foreign currency gains and losses are reported on a net basis as separate item in the Income Statement.

Income tax

Income tax comprises tax currently payable and deferred tax. Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity or in other comprehensive income.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Income Statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are not recognised for taxable temporary differences arising on investment in subsidiaries, except where the Company is not able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

A deferred tax asset is recognised only to the extent that it is probable that future benefits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-197	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the Income Statement, except when it relates to items charged or credited directly to equity or in other comprehensive income, in which case the deferred tax is also dealt with in equity or in other comprehensive income.

Discontinued operations

A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative Income Statement and Cash Flow is re-presented as if the operation had been discontinued from the start of the comparative period.

Goodwill

Goodwill (negative goodwill) arises on the acquisition of subsidiaries.

Goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (negative goodwill), it is recognised immediately in the Income Statement.

i) Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

Other intangible assets

i) Development cost

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalised only if it can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour costs, contract services and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in the Income Statement when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation and impairment losses.

ii) Product acquisitions

Product acquisitions include fully developed product design and In-licensed products, which are acquired from an independent third party, and have already been established as technically and commercially feasible. The capitalized expenditure consists of the purchase price and other direct cost associated with the acquisition. Product acquisition is measured at cost less accumulated amortisation and impairment losses.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-198	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

iii) Customer relationships and trademarks

Customer relationships and trademarks that have been acquired by the Company and have finite useful lives are measured at cost less accumulated amortisation and impairment losses.

iv) Software

Software includes computer programs, databases and software development, where the software is not an integral part of the related hardware. If a computer software is integral to the functionality of the related equipment it is capitalised as part of that equipment. Software is measured at cost less accumulated amortisation and impairment losses.

v) Other intangibles

Other intangibles are non-specific intangible assets that are capitalized only if they can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour costs, contract services and overhead costs that are directly attributable to preparing the asset for its intended use.

Other intangibles are measured at cost less accumulated amortisation and impairment losses.

vi) Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in the Income Statement when incurred.

vii) Amortisation

Amortisation is recognised in the Income Statement on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date they are available for use. The amortisation rates used for the current and comparative periods are as follows:

Development cost	10 - 35%
Customer relationship	5 - 15%
Trademark	10 - 25%
Software	20 - 33%
Other intangibles	3 - 33%

Property, plant and equipment

i) Recognition and measurement

Property, plant and equipment are measured at acquisition or construction cost, less accumulated depreciation and accumulated impairment losses. Cost of self-constructed property, plant and equipment is calculated on the basis of directly attributable costs as well as an appropriate share of overheads.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-199	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

ii) Subsequent costs

Subsequent costs are included in the assets carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

iii) Depreciation

The depreciable amount of assets is allocated on a straight-line basis over their expected useful lives. Depreciation methods, useful lives and residual values are reassessed at each reporting date. The depreciation for each year is recognised as an expense based on the following depreciation rates:

Property and plant	2 - 10%
Machinery and equipment	10 - 33%
Fixtures and office equipment	10 - 33%
Vehicles	10 - 20%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or the lease term, if shorter.

Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability is included in the Statement of Financial Position as an obligation under finance leases. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are classified as operating leases and the leased assets are not recognised on the Company’s Statement of Financial Position.

Impairment

i) Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flow of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in the Income Statement.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. The reversal is recognised in the Income Statement.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-200	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

ii) Non-financial assets

The carrying amounts of the Company’s non-current assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated. For goodwill and other intangible assets that are not yet available for use, the recoverable amount is estimated at each reporting date.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that is largely independent from other assets and groups. Impairment losses are recognised in the Income Statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the units (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overhead expenses that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realisable value represents the estimated selling price less the estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Financial instruments

i) Non derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured at amortised cost applying the effective interest method less any impairment losses.

A financial instrument is recognised if the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognised if the Company’s contractual rights to the cash flows from the financial assets expire or if the Company transfers the financial asset to another party without retaining

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-201	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date; i.e., the date that the Company commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Company’s obligations specified in the contract expire or are discharged or cancelled.

ii) Derivative financial instruments

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. The principal derivative instruments used by the Company are interest rate swaps and forward foreign exchange contracts.

Derivative financial instruments are recognised in the Statement of Financial Position at fair value. Changes in the fair value of derivatives are recognised in the Income Statement. Derivatives with positive fair value are recognised as assets and derivatives with negative fair value are recognised as liabilities.

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognised in the Income Statement as part of foreign currency gains and losses.

iii) Equity attributable to owners of the Combined Company

a) Common shares

Incremental costs directly attributable to the issue of common shares and share options are recognised as a deduction from equity.

b) Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable cost, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. Gains or losses on the purchase or sale of treasury shares are not recognised in the Income Statement.

c) Dividend

Dividend is recognised as a liability when approved by the Company’s shareholders.

Employee benefits

i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a seperate entity and has no legal or contructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in the Income Statement in the periods during which related services are rendered by employees.

ii) Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-202	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and any unrecognised past service costs and the fair value of any plan assets are deducted. The discount rates used have maturity dates approximating the terms of the Company’s obligations. The calculation is performed by a qualified actuary, using the projected unit credit method. The Company immediately recognises all actuarial gains and losses arising from defined benefit plans in other comprehensive income.

Provisions

A provision is recognised when the Company has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring costs are recognised when the Company has a detailed formal plan for the restructuring which has been notified to affected parties. Legal provisions are recognised to cover possible losses due to court cases.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2011, and have not been applied in preparing these Combined Financial Statements. None of these is expected to have a significant effect on the Combined Financial Statements of the Company.

4.	Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to the asset or liability in question.

Intangible assets

The fair value of patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently, and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-203	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventory.

Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

5.	Exchange rates

The Company uses monthly averages of exchange rates to translate the results and cash flows of subsidiaries into Euro and period-end rates to translate their assets and liabilities. The currencies which most influence these translations, and the relevant exchange rates at year-end, were:

	2011	2010
Year end rates:
EUR/USD	1.2963	1.3287
EUR/RUB	41.4079	40.3331
EUR/RON	4.2980	4.2848
EUR/GBP	0.8409	0.8611
EUR/ISK	158.7892	153.2155

6.	Net sales

	2011	2010
Sales	1,760,234	1,622,868
Non Actavis product sales	44,564	65,528
Active Pharmaceutical Ingredients (API) sales	3,348	1,900

Total net sales	1,808,146	1,690,296

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-204	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

7.	Other operating income

	2011	2010
Sales of dossiers	10,494	12,259
Other revenue	26,721	24,886

Total other operating income	37,215	37,145

8.	Personnel expenses

	2011	2010
Wages and salaries	351,307	353,469
Compulsory social security contributions	32,851	30,517
Pensions - defined contribution plans	14,309	12,509
Pensions - defined benefit plans	1,005	11,627
Terminations benefits	387	7,544

Total personnel expenses	399,859	415,666

Included in the Income Statement under the following headings:
Cost of sales	135,381	159,675
Sales and marketing expenses	105,461	97,044
Research and development expenses	31,576	28,484
General and administrative expenses	103,139	107,566

Total included in the Income Statement	375,557	392,769

Included in the Statement of Financial Position as:
Development cost	24,302	22,897

Total included in the Statement of Financial Position	24,302	22,897

Total employee costs	399,859	415,666

For information on remuneration to Key Management, please refer to note 33.

	2011	2010
Number of persons employed by the Company (including directors) at year end:
Manufacturing	4,873	5,159
Selling, general and administration	4,694	4,150
Research and development	1,046	1,198

Number of employees at end of period	10,613	10,507

Average number of positions for the year	10,375	10,420

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-205	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

9.	Financial income and (expenses)

	2011	2010
Recognised in Income Statement
Interest income of bank deposits	817	407
Expected return on pension scheme assets	2,379	1,977
Other interest income	1,692	3,920

Total financial income	4,888	6,304

Financial expenses
Interest on obligations under finance leases	(2,678)	(1,465)
Interest on loans and borrowings	(70,686)	(96,984)
Interest rate swap designated at fair value through profit or loss	(6,257)	(4,859)
PIK interest on loans and borrowings	(461,189)	(563,291)
Amortisation of financing fees	(30,458)	(90,094)
Interest on pension obligation	(3,787)	(3,874)
Other interest expenses	(21,845)	(19,487)

Total financial expenses	(596,900)	(780,054)

Foreign exchange rate differences (net)	(10,548)	(15,569)

Net financial income and expense recognised Income Statement	(602,560)	(789,319)

Recognised in other comprehensive income
Foreign currency translation differences for foreign operations	(1,281)	76,064

Attributable to
Equity holders of the Combined Company	(1,256)	76,453
Non-controlling interest	(25)	(389)

Total recognised in other comprehensive income, net of tax	(1,281)	76,064

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-206	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

10.	Income tax

	2011	2010
Current tax
Current year	22,190	29,749
(Over)/under provided in prior years	(1,330)	3,485

	20,860	33,234

Deferred tax
Origination and reversal of temporary differences	4,379	(56,880)
Investment tax credit	2,083	6,434
Benefit of tax losses recognised	(399)	1,596
Impairment losses on tax assets	0	30,106

	6,063	(18,744)

Total income tax in Income Statement	26,923	14,490

Reconciliation of effective tax rate

	2011	2011	2010	2010
Loss before tax		(427,363)		(1,006,972)
Income tax using the domestic corporation tax rate	20%	(85,973)	18%	(181,280)
Effect of tax rates in foreign jurisdictions	(3%)	11,345	3%	(32,992)
Effect of changes in tax rates	0%	(232)	0%	(2,697)
Investment tax credits	1%	(5,350)	(0%)	3,420
Non-deductible expenses	(2%)	9,705	(1%)	5,182
Changes in allowance for non-deductible expenses	5%	(19,874)	(4%)	39,681
Impairment loss on tax assets	0%	0	(3%)	30,106
Carry forward income tax loss not recognised	(27%)	116,848	(14%)	145,811
Tax exempt revenue	1%	(2,484)	0%	(1,258)
Other differences	(1%)	2,938	(1%)	8,517

Total income tax in Income Statement/eff.tax rate	(6%)	26,923	(1%)	14,490

11.	Discontinued operations

In 2011, cost amounting to EUR 630 thousand which are directly attributable to the sale of Higia AG in Bulgaria, which took place in 2009 was expensed as discontinued operations. In July 2010 a former disposed subsidiary, Colotech A/S in Denmark, was acquired back from a related party as part of the financial restructuring of the Company. At year-end 2010 Colotech A/S received the interim result from the clinical trial that had been ongoing for the past 3-4 years. The results were not positive and therefore the management decided to close down the company. As a result the operations in 2010 were treated as discontinued operations and all assets were fully written off and the related close-down cost accrued.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-207	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Results of discontinued operation:

	2011	2010
Other operating expenses	(630)	(1,847)
Financial income and (expenses)	0	(182)
Income tax	0	781

Loss for the year	(630)	(1,248)

Loss recognised on the remeasurement of assets of disposal group	0	(17,313)

Loss of the year from discontinued operation	(630)	(18,561)

Cash flows provided by (used in) discontinued operation:

Net cash used in operating activities	(630)	(1,088)
Net cash provided by financing activities	630	1,088

Net cash provided by discontinued operation	0	0

12.	Goodwill

	2011	2010
Cost
At 1 January	3,982,229	3,927,684
Currency adjustments	1,167	37,399
Recognised on acquisition of subsidiaries	6,311	0
Other additions	0	17,146

At 31 December	3,989,707	3,982,229

Accumulated impairment
At 1 January	1,112,973	1,112,973
Impairment loss	0	0

At 31 December	1,112,973	1,112,973

Net book value 31 December	2,876,734	2,869,256

Other additions in 2010 relate to earn out payments to previous owners of Abrika (now Actavis South Atlantic LLC) which was acquired in 2007.

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Company’s five cash-generating units (CGU) which represents the lowest level within the Company at which goodwill is monitored for internal management purposes. The five CGU’s consist of the 4 geographical markets CEE (Central and Eastern Europe), NA (Northern America), OM (Other Markets), WE (Western Europe) and the operating Segment Third Party sales. The Third Party sales segment provides solutions to other pharmaceutical firms that choose to focus efforts on sales and marketing of products. These Third party companies then sell the products, which have been developed and produced by Actavis, to wholesalers, retail and government customers in many different countries, but predominantly in the European countries.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-208	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

At year end the carrying amount of goodwill allocated to the Company’s cash-generating units (CGU) was as follows:

	2011	2010
CEE	493,754	496,890
NA	410,290	401,171
OM	188,513	188,074
Third Party	1,152,286	1,152,286
WE	631,891	630,835

	2,876,734	2,869,256

The Company tests goodwill on an annual basis for impairment. If there are any indications that goodwill might be impaired, tests are made on a more frequent basis.

The impairment test for cash-generating units compares their recoverable amount with the carrying amount of the individual cash-generating units. The recoverable amount for all of the Company’s five cash-generating units was based on their value in use. None of the Company’s CGU’s had carrying amounts that exceeded their recoverable amounts and therefore no impairment loss was recognised in the Income Statement (2010: nil).

Value in use was determined by discounting the future cash flows generated from the continuing use of the unit and was based on the following key assumptions:

•	Cash flow forecasts were projected based on actual operating results and a three year business plan presented to and reviewed by the board, extrapolated out to five years using forecast growth rates. The forecast growth rates are based on past performance and management’s expectations for future performance in each CGU. Expected cash flows into the future were extrapolated using a constant growth rate.

•	The cost of capital is calculated on the basis of weighted average cost of equity and debt capital. The capital structure is determined by benchmarking against comparable companies in the same industry sector. The cost of equity corresponds to the return expected by stockholders, while the cost of debt is based on the conditions on which comparable companies can obtain long-term financing. Both components are derived from capital market information.

•	The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Value in use was based on the following key assumptions:

	Third Party	WE	NA	CEE	OM
2011
Long term growth rate	3.0%	3.0%	3.0%	3.0%	3.0%
Compounded annual revenue growth 2011-2016	8.2%	17.0%	4.8%	8.8%	24.1%
Weighted Average Cost of Capital (WACC)	6.9%	6.0%	6.1%	9.2%	8.5%
Average EBITDA/Revenue 2012 - 2016	37.4%	12.2%	33.3%	24.1%	23.8%

2010
Long term growth rate	3.0%	3.0%	3.0%	3.0%	3.0%
Compounded annual revenue growth 2010-2015	10.7%	11.5%	2.9%	11.6%	17.9%
Weighted Average Cost of Capital (WACC)	6.9%	5.8%	5.3%	7.4%	5.9%
Average EBITDA/Revenue 2011-2015	42.6%	14.9%	27.9%	24.1%	29.6%

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-209	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Changes in key assumptions would have the following impact on the carrying amount of goodwill:

	2011	2010
WACC + 0.5%	0	0
EBITDA - 5%	0	0
Long term growth rate - 0.5%	0	(323)

13.	Other intangible assets

	Development cost	Product acquisition	Customer relationship	Trademark	Software	Total
Cost
At 1 January 2010	604,524	397,507	188,023	38,017	0	1,228,071
Currency adjustments	25,798	8,818	9,072	257	0	43,945
External additions	75,221	44,065	416	1	0	119,703
Internal additions	22,967	4	444	0	0	23,415
Reclassified	(5,066)	2,642	(3,128)	5,552	0	0
Disposals	(1,173)	(595)	0	(1)	0	(1,769)

At 31 December 2010	722,271	452,441	194,827	43,826	0	1,413,365

At 1 January 2011	722,271	452,441	194,827	43,826	0	1,413,365
Currency adjustments	9,770	3,784	3,718	(37)	16	17,251
External additions	87,463	25,505	63	28	12,803	125,862
Internal additions	23,955	0	0	0	0	23,955
Reclassified	(8,961)	275	0	7,909	32,662	31,885
Disposals	(6,479)	(67)	0	(87)	(3,738)	(10,371)

At 31 December 2011	828,019	481,938	198,608	51,639	41,743	1,601,947

Accumulated amortisation and impairment losses
At 1 January 2010	197,472	122,147	66,928	22,494	0	409,041
Currency adjustments	8,546	4,409	3,000	(20)	0	15,935
Reclassified	(3,351)	955	(3,128)	5,524	0	0
Disposal	(294)	0	0	(1)	0	(295)
Impairment losses	55,141	9,065	0	0	0	64,206
Amortised	49,343	81,489	14,688	3,400	0	148,920

At 31 December 2010	306,857	218,065	81,488	31,397	0	637,807

At 1 January 2011	306,857	218,065	81,488	31,397	0	637,807
Currency adjustments	2,402	2,851	2,145	29	5	7,432
Reclassified	(8,609)	32	0	7,878	22,452	21,753
Disposal	(4,160)	(53)	0	(87)	(3,735)	(8,035)
Impairment losses	35,540	1,488	0	0	0	37,028
Amortised	48,897	34,928	14,976	1,096	4,334	104,231

At 31 December 2011	380,927	257,311	98,609	40,313	23,056	800,216

Carrying amounts
At 1 January 2010	407,052	275,360	121,095	15,523	0	819,030

At 31 December 2010	415,414	234,376	113,339	12,429	0	775,558

At 1 January 2011	415,414	234,376	113,339	12,429	0	775,558

At 31 December 2011	447,092	224,627	99,999	11,326	18,687	801,731

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-210	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Amortisation and impairment losses

The amortisation and impairment losses of other intangible assets, classified by operational category, is specified as follows:

	2011	2010
Cost of sales	873	2,056
Sales and marketing expenses	13,945	61,023
General and administrative expenses	8,210	7,357
Research and development expenses	118,231	142,690

	141,259	213,126

Change in classification

During the current year the Company changed the classification of software. At year-end 2010 software was classified as tangible assets, either fixtures and office equipment or machinery and equipment, depending on the type of the software. At 1 January 2011 software is classified as intangible assets.

Commitments

The Company has made various In-licensing agreements for products where payments are triggered when certain milestones have been met. Due to uncertainty about the possible outflow, the obligations are classified as contingent liabilities and not recognised in the Statement of Financial Position. If milestone payments become payable they are capitalized on the relevant product under intangible assets.

Security

At 31 December 2011 other intangible assets with a carrying amount of EUR 665,009 thousand (2010: EUR 626,568 thousand) are pledged to secure long term loans and borrowings (see note 20).

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-211	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

14.	Property, plant and equipment

	Property and plant	Machinery and equipment	Fixtures and office equipm.	Vehicles	Total
Cost
At 1 January 2010	271,839	368,699	77,755	19,550	737,843
Currency adjustments	7,847	11,242	1,837	885	21,811
Additions	16,713	53,922	11,865	9,677	92,177
Disposals	(17,001)	(15,107)	(2,788)	(4,584)	(39,480)

At 31 December 2010	279,398	418,756	88,669	25,528	812,351

At 1 January 2011	279,398	418,756	88,669	25,528	812,351
Currency adjustments	948	(1,150)	(822)	(1,093)	(2,117)
Additions	20,260	46,487	12,611	7,543	86,901
Additions due to acquisition of subsidiary	1,944	5,636	775	97	8,452
Reclassified	712	(8,997)	(23,607)	31	(31,861)
Disposals	(2,687)	(26,343)	(6,620)	(6,417)	(42,067)

At 31 December 2011	300,575	434,389	71,006	25,689	831,659

Accumulated depreciation and impairment losses
At 1 January 2010	66,023	149,416	44,982	11,579	272,000
Currency adjustments	962	4,231	1,120	621	6,934
Disposals	(19,342)	(9,927)	(2,860)	(4,349)	(36,478)
Depreciation	25,075	34,687	11,726	5,065	76,553

At 31 December 2010	72,718	178,407	54,968	12,916	319,009

At 1 January 2011	72,718	178,407	54,968	12,916	319,009
Currency adjustments	1,195	(1,229)	(844)	(397)	(1,275)
Additions due to acquisition of subsidiary	1,400	3,237	663	97	5,397
Reclassified	10	(6,891)	(14,947)	(12)	(21,840)
Disposals	(2,162)	(23,546)	(6,220)	(5,623)	(37,551)
Depreciation	9,690	34,381	8,331	5,107	57,509

At 31 December 2011	82,851	184,359	41,951	12,088	321,249

Carrying amounts
At 1 January 2010	205,816	219,283	32,773	7,971	465,843

At 31 December 2010	206,680	240,349	33,701	12,612	493,342

At 1 January 2011	206,680	240,349	33,701	12,612	493,342

At 31 December 2011	217,724	250,030	29,055	13,601	510,410

Depreciation and impairment losses, classified by operational category, are shown in the following schedule:

	2011	2010
Cost of goods sold	33,292	51,760
Sales and marketing expenses	6,214	4,461
General and administrative expenses	8,982	11,535
Research and development expenses	9,021	8,797

	57,509	76,553

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-212	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Leased plant, machinery and vehicles

The Company leases property, plant and equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the assets at a beneficial price. The leased assets secure lease obligations. At 31 December 2011 the net carrying amount of leased assets is specified as follows:

	2011	2010
Property and plant	15,515	15,798
Other machinery, equipment and vehicles	14,458	8,949

	29,973	24,747

Insurance and assessment value

	Insurance value	Assessment value	Book value
2011
Property and plants	323,090	253,739	217,724
Machinery, equipment and other	529,311	273,323	292,686

	852,401	527,062	510,410

2010
Property and plants	290,297	217,905	206,680
Machinery, equipment and other	403,286	244,037	286,661

	693,583	461,942	493,341

Security

At 31 December 2011 properties with a carrying amount of EUR 290,916 thousand (2010: EUR 261,792 thousand) are subject to a registered debenture to secure bank loans (see note 20).

Property, plant and equipment under construction

At 31 December 2011 properties with a carrying amount of EUR 39,828 thousand (2010: EUR 33,026 thousand) were in the course of construction.

15.	Investments in equity accounted investees

Goodwill arising from investments in equity accounted investees is classified as part of the investments. The goodwill amounted to EUR 482 thousand at year end 2011 (2010: EUR 447 thousand).

The Company’s share of loss in its equity accounted investees for the year 2011 was nil (2010: nil). The Company has not recognised losses relating to Actavis ASKA K.K. (joint venture), in the amount of EUR 131 thousand in 2011 (2010: EUR 182 thousand), since the Company has no obligation in relation to these losses. Accumulated unrecognised losses amount to EUR 376 thousand in 2011 (2010: EUR 215 thousand).

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-213	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

The Company holds a 45% ownership in Actavis ASKA K.K.

Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Company:

	2011	2010
Current assets	1,977	4,035
Non current assets	2,674	1,568

Total assets	4,651	5,603

Current liabilities	5,430	6,019
Non current liabilities	56	61

Total liabilities	5,486	6,080

Income	2,178	8
Expenses	(2,469)	(414)

Loss	(291)	(406)

There were no material transactions between the Company and its equity accounted investee during the year.

16.	Inventories

	2011	2010
Raw material	101,348	90,128
Work in progress	45,514	56,732
Finished goods	224,295	230,517
Other inventories	0	3,056

	371,157	380,433

Inventories carried at fair value less cost to sell (net realizable value)	24,987	31,639

Carrying amount of inventories subject to retention of title clauses (pledged)	293,704	287,299

Insurance value	465,443	446,027

In 2011 raw materials, work in progress, finished goods and other inventories recognised as cost of sales amounted to EUR 637,534 thousand (2010: EUR 614,705 thousand).

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-214	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

17.	Trade and other receivables

	2011	2010
Trade receivables	389,897	398,088
Receivables from Parent companies	1,422	0
Other receivables	126,938	110,346
Allowances for doubtful accounts	(27,848)	(26,656)

	490,409	481,778

Non-current	14,103	10,918
Current	476,306	470,860

	490,409	481,778

Other receivables include loans to management amounting to nil (2010: EUR 236 thousand) in addition to VAT receivables, prepayments, taxes receivable, deposits and other.

At 31 December 2011 trade and other receivables with a carrying amount of EUR 319,773 thousand (2010: EUR 318,367 thousand) are pledged to secure long term loans and borrowings (see note 20).

18.	Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term deposits. The carrying amount of these assets reflect their fair value.

At 31 December 2011 cash and cash equivalents with a carrying amount of EUR 27,556 thousand (2010: EUR 43,333 thousand) are pledged to secure long term loans and borrowings (see note 20).

19.	Share capital, premium and other reserves

	Share capital APH 4 ehf.	Share capital Actavis S.à r.l.	Share premium	Other reserves	Total
Balance at 1 January 2010	16	0	1,635,364	(169,717)	1,465,663
Translation difference	0	0	0	76,453	76,453
New shares issued	0	12	0	0	12

Balance at 31 December 2010	16	12	1,635,364	(93,264)	1,542,128
Translation difference	0	0	0	(1,256)	(1,256)

Balance at 31 December 2011	16	12	1,635,364	(94,520)	1,540,872

Included in other reserves are the translation reserve and statutory reserve. The statutory reserves amounts to nil in both years and no movements took place during either year.

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations and is recognised directly as a separate component of equity.

The Company has the obligation to allocate at least 10% of its profit, which is not used to meet possible losses of previous years and is not allocated into other statutory reserves, into a legal reserve until reaching 10% of share capital. When that target has been reached, contributions must be at least 5% until the reserve

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-215	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

amounts to 25% of share capital. The Company has received payments exceeding the nominal value for shares when share capital was increased, and the paid amount in excess of the nominal value has been allocated to the premium account. The Company may use the legal reserve to settle against a loss that can not be settled with other reserves. When the reserve amounts to more than 25% of share capital, the amount in excess may be used to increase share capital or, in accordance with provisions of Article 53 of the Act on Limited Companies, no. 2/1995, for other concerns.

20.	Loans from Parent company

Non-current part of loans and borrowings from Parent company is specified as follows:

	Interest	Year of maturity	2011	2010
Loans in USD	Floating	2013	266,429	150,523
Loans in EUR	Fixed/Floating	2013	6,293,151	5,808,505
Interest rate swap	Fixed	2013	11,116	4,859

			6,570,696	5,963,887

Current maturities, included in loans from Parent company (see below)			(6,002)	(1,620)

Non-current loans and borrowings			6,564,694	5,962,267

Annual maturities of non-current loans and borrowings from Parent company:
Payments due within one year			6,002	1,620
Payments due between one and two years			6,564,694	0
Payments due between two and three years			0	5,962,267

			6,570,696	5,963,887

Loans and borrowings classification:
Secured			6,570,696	5,963,887

			6,570,696	5,963,887

Maturity dates of loans are 30 June 2013 with a possible extension to 30 June 2014. The Company’s projected cash flow is sufficient to cover the interest payments on the loans, and the Company expects to achieve either a refinancing or an alternative financing solution before 2013.

The Company has pledged certain assets to Deutsche Bank to secure banking facilities obtained by its Parent companies. The equivalent to EUR 6,566 million (drawn appr. 96% EUR and 4% USD) (2010: EUR 5,964 million (drawn appr. 97% EUR and 3% USD)) loan facility and revolving credit facility include certain financial covenants; both standard for such a facility as well as company specific. Included in the loan agreement are various provisions which limits the Company’s actions without prior consultancy with the lender. The main, being certain net debt/EBITDA requirements and restrictions on further M&A activity.

The assets the Company has pledged include shares in its subsidiaries, real estate holdings, machinery, intellectual property, bank accounts, inventories and intercompany- and trade receivables. The Company has also granted security over US-patents and trademarks and in UK, the Company has granted debentures.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-216	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Debt refinance

The Parent companies announced on 21 July 2010 that it had successfully agreed a debt refinancing in collaboration with its lenders. Amendments of terms include a change in maturity of loan balances, new composition of currencies as well as different interest rates.

As a result of the debt financing EUR 71.3 million transaction cost associated with the original borrowing, which was capitalized as part of loans and borrowings, was fully amortized in 2010. Transaction cost, amounting to EUR 88.8 million, which was associated with the refinancing has been capitalized as part of the loans. The Company’s projected cash flow is sufficient to cover the interest payments on the loans, and the Company expects to be able to arrange a refinancing of the principal by the time of the maturity date.

21.	Loans and borrowings

Non-current part of loans and borrowings is specified as follows:

	Interest	Year of maturity	2011	2010
Loans in INR	Fixed	2012 - 2014	2,509	796

			2,509	796
Current maturities, included in loans and borrowings (see below)			(941)	(359)

Non-current loans and borrowings			1,568	437

Annual maturities of non-current loans and borrowings:

Payments due within one year			941	359
Payments due between one and two years			763	359
Payments due between two and three years			702	78
Payments due between three and four years			103	0

			2,509	796

Loans and borrowings classification:
Secured			2,509	796

			2,509	796

Current part of loans and borrowings is specified as follows:
Current maturities of secured bank loans and borrowings			941	359
Short term borrowings from credit institutions			4	4,518

			945	4,877

22.	Post-employment benefits

Post-employment benefit plans are classified as defined contribution plans if the Company pays fixed contributions into a seperate fund or to a third party financial institution and will have no further legal or constructive obligation to pay further contributions. All other plans are classified as defined benefit plans.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-217	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

The Company provides its employees with post-employment benefits which have been developed in accordance with local practices in the countries concerned.

Payments to defined contribution plans amounted to EUR 14,309 thousand during the year (2010: EUR 12,509 thousand). No assets or liabilitities are recognised in the Company’s Statement of Financial Position, apart from regular prepayments and accruals of the contributions withheld from employees wages and salaries and of the Company’s contributions.

The Company’s major defined benefit plans are located in the United Kingdom, Italy, Germany, Indonesia and Turkey. The defined benefit plans are categoriesed as pensions or other post-employment benefits. Pensions include monthly/regular payments to employees after they reach retirement age while other post-employment benefits include lump-sum payments to employees after completion of service. The major plans in the latter category are in Italy (Trattamento di Fine Rapporto “TFR”), Turkey, Indonesia and India (Gratuity Act).

Contributions to defined benefit plans are determined in accordance with the advice of independent, professional qualified actuaries. Pension cost of defined benefit plans for accounting purposes have been assessed in accordance with independent actuarial advice. In certain countries, pension benefits are provided on an unfunded basis, some administered by trustee companies. Liabilities are generally assessed annually in accordance with the advice of independent actuaries.

The assets of funded plans are generally held in separately administered trusts or are insured. Assets are invested in different classes in order to maintain a balance between risk and return. Investments are diversified to limit the financial effect of the failure of any individual investments.

The following information relates to the Company’s defined benefit pension plans.

Specification of defined benefit obligations

	Funded plans	Unfunded plans	Total
2011
Defined benefit obligation	(67,964)	(8,334)	(76,298)
Fair value of plan assets	47,714	0	47,714

Over (under) funding	(20,250)	(8,334)	(28,584)
Unrecognised past service costs	119	233	352

Net defined benefit obligation at 31 December 2011	(20,131)	(8,101)	(28,232)

2010
Defined benefit obligation	(64,214)	(19,426)	(83,640)
Fair value of plan assets	44,217	0	44,217

Over (under) funding	(19,997)	(19,426)	(39,423)
Unrecognised past service costs	384	(3)	381

Net defined benefit obligation at 31 December 2010	(19,613)	(19,429)	(39,042)

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-218	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Movement in the present value of the defined benefit obligations

	Pension plans	Other post- employment benefit plans	Total
Defined benefit obligations at 1 January 2010	53,935	9,346	63,281
Benefits paid by the plan	(884)	(1,912)	(2,796)
Current service costs and interest	5,437	10,330	15,767
Contributions from plan participants	561	0	561
Actuarial loss recognised in other comprehensive income	4,653	560	5,213
Past service cost	0	16	16
Gains on curtailment	(321)	39	(282)
Exchange differences	1,668	212	1,880

Defined benefit obligations at 31 December 2010	65,049	18,591	83,640

Defined benefit obligations at 1 January 2011	65,049	18,591	83,640
Reclassified	0	980	980

Adjusted balance at 1 January 2011	65,049	19,571	84,620
Benefits paid by the plan	(1,364)	(11,860)	(13,224)
Current service costs and interest	3,593	1,261	4,854
Contributions from plan participants	119	0	119
Actuarial (gain) loss recognised in other comprehensive income	(599)	24	(575)
Past service cost	0	16	16
Gains on curtailment	(79)	0	(79)
Exchange differences	1,445	(878)	567

Defined benefit obligations at 31 December 2011	68,164	8,134	76,298

During 2011 certain other post-employment benefits, amounting to EUR 980 thousand, were reclassified from short-term employee liabilities.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-219	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Movement in the present value of plan assets

	Pension plans	Other post- employment benefit plans	Total
Fair value of plan assets at 1 January 2010	33,484	517	34,001
Contributions from the employer	4,826	219	5,045
Contributions from plan participants	561	0	561
Benefits paid	(824)	(143)	(967)
Expected return on plan assets	1,922	55	1,977
Actuarial gain (loss) recognised in other comprehensive income	2,502	(66)	2,436
Exchange differences	965	199	1,164

Fair value of plan assets at 31 December 2010	43,436	781	44,217

Fair value of plan assets at 1 January 2011	43,436	781	44,217
Contributions from the employer	2,890	253	3,143
Contributions from plan participants	119	0	119
Benefits paid	(1,279)	(70)	(1,349)
Expected return on plan assets	2,330	49	2,379
Actuarial loss recognised in other comprehensive income	(1,806)	(33)	(1,839)
Exchange differences	1,068	(24)	1,044

Fair value of plan assets at 31 December 2011	46,758	956	47,714

Plan assets comprise:

	2011	2010
Equity securities	27,384	26,713
Government bonds	15,648	13,356
Cash and other assets	4,682	4,148

	47,714	44,217

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-220	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Expense recognised in the Income Statement

	Pension plans	Other post- employment benefit plans	Total
2011
Current service cost	251	817	1,068
Past service cost	0	16	16
Change arising on curtailments/settlement	(79)	0	(79)

	172	833	1,005
Interest cost	3,342	444	3,786
Expected return on schemes assets	(2,330)	(49)	(2,379)

	1,184	1,228	2,412

2010
Current service cost	2,362	9,531	11,893
Past service cost	0	16	16
Change arising on curtailments/settlement	(321)	39	(282)

	2,041	9,586	11,627
Interest cost	3,075	799	3,874
Expected return on schemes assets	(1,922)	(55)	(1,977)

	3,194	10,330	13,524

The expense is recognised in the following line items in the Income Statement:

	2011	2010
Cost of sales	533	6,456
Sales and marketing expenses	888	4,486
Research and development expenses	81	162
General and administrative expenses	910	2,420

	2,412	13,524

Actuarial gains and (losses) recognised in other comprehensive income

	2011	2010
Cumulative amount at 1 January	(18,612)	(15,281)
Recognised during the period	(1,264)	(2,777)
Exchange differences	(386)	(554)

Cumulative amount at 31 December	(20,262)	(18,612)

Actuarial assumptions

Actuarial assumptions are unbiased and mutually compatible estimates of variables that determine the ultimate cost of providing post-employment benefits. They are set on an annual basis by local management and the Company entities actuaries. Actuarial assumptions consist of demographic assumptions on matters such as mortality and employee turnover, and financial assumptions on matters such as salary and benefit levels, interest rates and return on investments.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-221	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

The most significant demographic assumptions for pensions relate to mortality rates. The Company’s actuaries use mortality tables which take into account historic patterns and expected changes, such as further increases in longevity. The mortality tables used for the major pension plans are:

•	United Kingdom: S1PMA (males) and S1PFA (females). Future improvements: medium cohort projection with a minimum long-term rate of improvement of 1.5% pr. annum.

•	Germany: Richttafeln (Heubeck) tables 2005G.

•	Netherlands: AG Prognosetafel 2010-2060 with TW 2010 experience study adjustment.

Rates of employee turnover, disability and early retirement are based on historical behaviour within Company entities.

The principal financial assumptions at the reporting date:

	UK	Germany	Netherlands	Rest of the world
2011
Discount rate - end of period	4.70%	4.50%	5.80%	5.10%
Expected return on plan assets	4.99%	—	5.80%	6.30%
Future salary increases	4.50%	2.60%	2.25%	2.90%
Medical cost trend	—	—	—	3.75%
Future pension increase	3.00%	2.00%	2.25%	1.30%
2010
Discount rate - end of period	5.40%	4.50%	5.70%	4.82%
Expected return on plan assets	5.62%	—	5.70%	6.61%
Future salary increases	5.20%	2.60%	2.25%	1.24%
Medical cost trend	—	—	—	3.75%
Future pension increase	3.50%	1.75%	2.25%	0.43%

Historical information

	2011	2010	2009	2008	2007
Present value of defined benefit obligation	76,298	83,640	63,281	49,800	56,782
Fair value of plan assets	47,714	44,217	34,001	25,539	36,622

Deficit in the plans	(28,584)	(39,423)	(29,280)	(24,261)	(20,160)

The Company expects EUR 3,192 thousand (2010: EUR 3,266 thousand) in contributions to be paid to the funded defined benefit plans and EUR 647 thousand (2010: EUR 12,528 thousand) in benefits to be paid for the unfunded plans in 2012.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-222	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

23.	Obligations under finance leases

Finance lease liabilities are payable as follows:

	Min. lease			Min.lease
	payments	Interest	Principal	payments	Interest	Principal
	2011	2011	2011	2010	2010	2010
Less than one year	7,344	2,587	4,757	5,453	1,898	3,555
Between one and five years	16,697	2,731	13,966	13,785	4,496	9,289
More than five years	13,171	5,070	8,101	12,162	3,046	9,116

Total	37,212	10,388	26,824	31,400	9,440	21,960

Finance lease obligations relate to purchases of buildings, premises, machinery, cars and various other fixed assets. Lifetime of the contracts varies from 2 - 15 years, depending on the asset acquired.

There were no contingent lease payments recognised as an expense in the period.

The management estimates that the fair value of the combined lease obligations approximates their carrying amount.

The obligations under finance leases are pledged by the lessor’s charge over the leased assets.

24.	Deferred tax

	Deferred tax	Deferred tax
	assets	liabilities	Net
At 1 January 2010	107,295	(76,231)	31,064
Recognised directly in equity	0	(328)	(328)
Calculated tax for the period	(54,204)	39,714	(14,490)
Income tax payable for the period	20,995	12,238	33,233
Exchange differences	599	(7,234)	(6,635)

At 31 December 2010	74,685	(31,841)	42,844

At 1 January 2011	74,685	(31,841)	42,844
Additions due to acquisitions	0	(155)	(155)
Recognised directly in equity	103	55	158
Calculated tax for the period	(6,729)	(20,194)	(26,923)
Income tax payable for the period	7,577	13,283	20,860
Exchange differences	(2,519)	1,932	(587)

At 31 December 2011	73,117	(36,920)	36,197

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-223	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Recognised deferred tax assets and (liabilities)

	Assets		Liabilities		Net
	2011	2010	2011	2010	2011	2010
Intangible assets	372	247	(113,734)	(103,244)	(113,362)	(102,997)
Property, plant and equipm.	21,564	22,090	(7,317)	(7,105)	14,247	14,985
Inventories	19,388	16,174	(191)	0	19,197	16,174
Receivables	26,531	14,518	(30)	0	26,501	14,518
Non-current liabilities	2,055	9,852	(19,222)	(50,155)	(17,167)	(40,303)
Current liabilities	54,148	90,614	(33)	(106)	54,115	90,508
Carry fwd. income tax losses	20,211	15,471	0	0	20,211	15,471
Investment tax credits	34,978	37,061	(775)	(575)	34,203	36,486
Other items	126	202	(1,874)	(2,200)	(1,748)	(1,998)

Tax assets (liabilities)	179,373	206,229	(143,176)	(163,385)	36,197	42,844
Set off of tax	(106,256)	(131,544)	106,256	131,544	0	0

Net tax assets (liabilities)	73,117	74,685	(36,920)	(31,841)	36,197	42,844

Movement in temporary differences during 2011

	Balance 1 Jan	Recognised in profit or loss	Other changes	Balance 31 Dec
Intangible assets	(102,997)	(7,240)	(3,125)	(113,362)
Property, plant and equipment	14,985	(6,497)	5,759	14,247
Inventories	16,174	2,951	72	19,197
Receivables	14,518	11,517	466	26,501
Non-current liabilities	(40,303)	29,732	(6,596)	(17,167)
Current liabilities	90,508	(39,270)	2,877	54,115
Carry forward income tax losses	15,471	4,789	(49)	20,211
Investment tax credits	36,486	(2,307)	24	34,203
Other items	(1,998)	262	(12)	(1,748)

Tax assets (liabilities)	42,844	(6,063)	(584)	36,197

Movement in temporary differences during 2010

	Balance 1 Jan	Recognised in profit or loss	Other changes	Balance 31 Dec
Intangible assets	(122,083)	25,517	(6,431)	(102,997)
Property, plant and equipment	1,348	13,492	145	14,985
Inventories	12,210	3,590	374	16,174
Receivables	14,331	(898)	1,085	14,518
Non-current liabilities	(4,565)	(36,294)	556	(40,303)
Current liabilities	6,213	84,526	(231)	90,508
Carry forward income tax losses	81,384	(66,628)	715	15,471
Investment tax credits	42,186	(6,166)	466	36,486
Other items	40	1,604	(3,642)	(1,998)

Tax assets (liabilities)	31,064	18,743	(6,963)	42,844

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-224	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Management’s best estimates of future taxable profits are used for calculating the deferred tax asset regarding the carry forward income tax losses.

Tax effects of carry forward tax losses that have not been recognised in the Statement of Financial Position amount to EUR 563.2 million at year end (2010: EUR 460.3 million). These tax losses expire in the next 5-10 years.

25.	Accounts payable and other liabilities

	2011	2010
Accounts payable	153,215	182,549
Payables to Parent companies	9,244	6,606
Other liabilities	358,297	323,708
Current maturities of other long term liabilities	8,106	1,146

	528,862	514,009

Non-current	14,427	489
Current	514,435	513,520

	528,862	514,009

26.	Provisions

	Restructuring	Legal	Other	Total
At 1 January 2010	0	14	11,650	11,664
Additional provision during the period	29,931	209,390	5,138	244,459
Utilisation of provision	(8,098)	0	(8,195)	(16,293)
Exchange difference	(400)	(8,757)	6	(9,151)

At 31 December 2010	21,433	200,647	8,599	230,679

At 1 January 2011	21,433	200,647	8,599	230,679
Reclassified	0	(275)	(582)	(857)
Additional provision during the period	11,313	1,725	3,935	16,973
Utilisation of provision	(11,970)	(85,461)	(2,235)	(99,666)
Discounting of provisions	0	(18,242)	0	(18,242)
Unwinding of discounting	0	8,179	0	8,179
Exchange difference	105	1,177	(68)	1,214

At 31 December 2011	20,881	107,750	9,649	138,280

	2011	2010
Long term provisions	77,768	212,246
Short term provisions	60,512	18,433

	138,280	230,679

Restructuring

The provisions for restructuring of EUR 20.9 million includes EUR 8.9 million (2010: EUR 11.6 million) for the closure of a plant in the USA in 2010. In addition, the following provisions were established in 2011 for restructuring projects that were committed in the year in order to streamline certain operations and

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-225	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

improve effectiveness. EUR 5.2 million was provided for the restructuring of the sales and marketing organisation for the Nordic countries to create a new central office in Stockholm, downsize the office in Copenhagen, and relocate corporate functions currently based there. EUR 3.2 million was provided for the restructuring of the Nerviano manufacturing facility to increase cost-competitiveness. EUR 1.5 million was provided for the closure of the API development centre in Bangalore, India, following a decision that API development would no longer be a core business. EUR 1.2 million was provided for the restructuring of the supply chain organisation in Europe, including the relocation of functions to the newly-acquired Pharmapack subsidiary and to a specialised unit at the Global management Centre in Zug.

The total restructuring provisions include other various severance and employee provisions related to the above restructurings.

Legal

The legal provisions of EUR 106.0 million is to cover losses due to the AWP litigation in the USA. The remaining amount of EUR 1.8 million consists of various legal provisions Further information about legal provisions can be found in note 32.

Other

Other provisions, EUR 9.6 million, consist of an environmental provision amounting to EUR 3.2 million relating to the acquisition in 2008 of the Nerviano pharmaceutical plant in Italy (2010: EUR 5.0 million), severance and other employee provisions other than retirement benefits of total EUR 1.7 million and various types of provisions such as product recall, sales force premium, environment liabilities. Other provisions represents management’s best estimate of the future exposures.

27.	Acquisition of subsidiaries

At the end of November 2011 the Company acquired 100% of the shares in PharmaPack International B.V. PharmaPack is based in Zoetermeer, the Netherlands, and is a specialist in packaging pharmaceuticals as well as biotechnological products. The company has extensive experience with product, organisational and country-specific packaging requirements and has been involved in the pharmaceutical service industry for almost 30 years.

The acquisition price amounted to EUR 10,000 thousand but goodwill arising on the acquisition, EUR 6,311 thousand, reflects the potential product growth and the expected synergies for the Company. The acquired operations had a turnover of EUR 424 thousand and a profit after tax of EUR 2 thousand during the period since acquisition and are included in the Company accounts.

In accordance with the relevant IFRS standard, the Company has carried out an assessment of the fair value of the assets and liabilities of the acquired businesses. The difference between the sum of the fair values less liabilities and the purchase price paid is accounted for as goodwill at the time of acquisition, and is subject to an annual impairment test.

During the year the final earn-out payment relating to the acquisition of Abrika (Actavis South Atlantic LLC) was paid. The amount was EUR 16.8 million (2010: EUR 40.3 million).

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-226	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

28.	Cash flow statement

The Cash Flow Statement shows how the liquidity of Actavis was affected by the inflow and outflow of cash and cash equivalents during the year. The effects of changes in the scope of combination are eliminated. Cash flows are classified by operating, investing and financing activities. The cash and cash equivalents shown in the Statement of Financial Position comprise cash, balances with banks and short term deposits.

The amounts reported by combined companies outside of Euro zone are translated at monthly averages, with the exception of cash and cash equivalents, which are translated at closing rates as in the Statement of Financial Position. The effect of changes in exchange rates on cash and cash equivalents is shown separately.

Significant non-cash transactions

During the year the Company acquired equipment in the amount of EUR 9.8 millions under a finance lease (2010: EUR 6.7 millions). Those acquisitions will be reflected in the cash flow statement over the term of the finance lease via lease repayments.

29.	Financial instruments and associated risks

Risk management

Financial risk

The principal objective of financial risk management at Actavis is to monitor the Company’s aggregated financial risk arising from its day-to-day operations and to initiate actions to limit exposure and enhance financial stability. Actavis follows strict financial risk management guidelines and regulations in areas such as foreign exchange, interest rate, liquidity and credit risk. The policies cover credit risk, liquidity risk and market risk. The policies provide guidance on risk limits, type of authorised financial instruments and monitoring procedures. As a general principle, the policies prohibit the use of derivative financial instruments for speculative trading purposes.

The Company’s financial risk management function is centralised through the Corporate Treasury Department. All aggregated risks are identified regularly, evaluated and, if relevant, hedged at top “Company” level. Centralising tasks ensures that funding is cost-efficient; an internal bank is operated for all legal entities.

a) Foreign exchange risk

The Company operates across the world and is exposed to movements in foreign currencies affecting the Company financial result and the value of Company’s equity. Foreign exchange risk arises because the amount of local currency paid or received for transactions denominated in foreign currencies may vary due to changes in exchange rates (“transaction exposures”) and because foreign currency denominated financial statements of the Company’s foreign subsidiaries may vary upon combination into the Euro denominated Combined Financial Statements (“translation exposures”).

The objective of the Company’s foreign exchange risk management activities is to preserve the economic value of its current and future assets and to minimise the volatility of the Company’s financial result. The

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-227	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

primary focus of the Company’s foreign exchange risk activities is on hedging transaction exposures arising through foreign currency flows or monetary positions held in foreign currencies. The Company does not currently hedge translation exposures using financial instruments.

The Company monitors transaction exposures on a monthly basis. The net foreign exchange result and the corresponding VaR parameters are monetored on a regurarly basis. The Company uses forward contracts to hedge transaction exposures. Application of these instruments intends to continuously lock in favourable developments of foreign exchange rates, thereby reducing the exposure to potential future movements in such rates.

The Company uses Value-at-Risk (VaR) to measure the impact of foreign exchange risk on its financial instruments. VaR data is monetored on a regularly basis and indicates the value range within which financial assets and liabilities, denominated in foreign currency, will fluctuate with a pre-set probability as a result of movements in market prices. VaR is a statistical measure which implicitly assumes that value changes of the recent past are indicative of value changes in the future. VaR figures do not represent actual or expected losses, or possible worst-case losses over the stated period.

VaR figures are calculated using variance-covariance approach. For each scenario, all financial instruments are fully valued and the total change in value and earnings is determined. All VaR calculations are based on a 95% confidence level and a holding period of 10 trading days over the past 3 years. This holding period reflects the time required to change the corresponding risk exposure, should this be deemed appropriate. Longer holding periods increase the probability of higher value changes and lead to increased VaR figures.

Actual future gains or losses with treasury activities may differ materially from the VaR analyses performed due to the inherent limitations associated with predicting the timing and amount of changes to foreign exchange rates particularly in high market volatilities. Furthermore, the VaR numbers do not include a credit risk component.

At 31 December 2011, the total VaR of Actavis’ financial assets and liabilities portfolio was EUR 9.8 million (2010: EUR 9.7 million) corresponding to 2.1% (2010: 2.1%) of the overall portfolio at risk over the designated holding period.

b) Interest rate risk

The Company’s interest bearing investments, loans and borrowings are subject to interest rate risk. Predominantly this risk relates to variable Euro interest rates but also to a lesser extent variable U.S. dollar rates. To manage this risk, Actavis has entered into interest rate SWAP agreements in which it exchanges periodic payments based on notional amount and agrees upon fixed and variable interest rates. At 24 November 2010 Actavis entered into interest rate swap agreements of USD 200 million effectively fixing the 3 month Libor rates of USD loans to 1.623% and EUR 1,000 millions effectively fixing the Company’s 3M Euribor rates to 1.3715%.

c) Credit risk

Credit risk on Trade and other receivables is not considered to be material as Actavis has no significant concentration of credit risk, with exposure being spread over a large number of counter-parties and customers. The Company minimises its credit risk by monitoring credit granted to customers, and it assigns collateral to cover potential claims. The majority of routine customer credit decisions are made at local

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-228	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

market level, in order to make use of local expertise, and subject to predefined policy and authority limits. A consistent Company Credit Policy is applied at each entity, with further requirements as stipulated by local market conditions. All entities are required to report all significant changes in credit risk to the Company. In addition, any credit decisions that exceed the defined local limits require authorisation at corporate level.

The policy ensures that credit to customers without an appropriate credit history is supported by guarantees. In recent years, the application of these policies to all entities, combined with active monitoring at Company level, has resulted in the Company’s experiencing only minor credit losses. Actavis maintains a strict credit process and evaluation of counterparties. This, together with an equally strict general policy, helps contain credit losses at a low level.

In 2011 credit losses were non material.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2011	2010
Long term receivables	14,103	10,918
Trade and other receivables	476,306	470,860
Cash and cash equivalents	104,387	87,687

	594,796	569,465

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	2011	2010
Americas	115,440	104,329
Europe	260,789	294,698
Third party	46,188	34,615
MEAAP	26,546	17,583
Non Commercial	41,446	30,553

	490,409	481,778

The aging of trade receivables at the reporting date was:

	Gross 2011	Impairment 2011	Gross 2010	Impairment 2010
Not past due	295,106	(950)	224,242	(504)
Past due 0-30 days	53,146	(53)	109,845	(358)
Past due 31-90 days	13,133	(145)	28,341	0
Older	28,512	(26,700)	35,660	(25,794)

	389,897	(27,848)	398,088	(26,656)

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-229	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

The movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

	2011	2010
Balance at 1 January	(26,656)	(15,588)
Writeoff of receivables	4,306	4,773
Impairment loss recognised	(5,498)	(15,841)

Balance at 31 December	(27,848)	(26,656)

Counterparty risk

Actavis minimizes the issuer risk of settlement derivative and money market contracts and credit on liquid fund deposits, by only dealing with creditworthy banks or financial institutions. These institutions are closely monitored by the Company based on their credit rating and outlook.

Liquidity risk

Actavis ensures availability of required liquidity through a combination of cash management and committed facilities. Actavis uses cash pools for optimisation and centralisation of cash management. For non-cash pool affiliates, surplus cash above the balance required for working capital management is deposited centrally. At year end 2011 the Company had EUR 104.1 million (2010: EUR 87.4 million) in cash and cash equivalents.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

2011	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Loans and borrowings	25,046	27,178	9,934	4,867	4,559	7,817
Loans from Parent company	6,559,580	7,345,615	195,633	7,149,982	0	0
Interest rate swaps	11,116	10,858	6,002	4,856	0	0
Finance leases	26,824	37,212	7,344	7,389	9,308	13,171
Acc. payab. and other liab.	506,329	506,329	506,329	0	0	0

2010	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Loans and borrowings	6,949	7,562	6,635	604	323	0
Loans from Parent company	5,959,028	7,321,049	91,766	72,266	7,157,017	0
Interest rate swaps	4,859	(3,422)	3,861	(999)	(6,284)	0
Finance leases	21,960	31,400	5,453	5,036	8,749	12,162
Acc. payab. and other liab.	512,374	512,374	512,374	0	0	0

Insurance policies

Actavis maintains third parties insurance policies with global coverage. Global coverage comprises of property damage, business interruption, public and product liability, credit insurance, marine and transit and director and officers. Insurance is monitored centrally in accordance with the Insurance Manual and other internal procedures. Actavis performs regular evaluations of the necessary level of insurance coverage weighed against possible risk, taking into account cost and availability. Events may occur which might not be covered by insurance or provisions already put in place.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-230	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Information regarding insurance claims is disclosed in note 32.

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Trade and other receivables	490,409	490,409	481,778	481,778
Cash and cash equivalents	104,387	104,387	87,687	87,687
Loans and borrowings	25,046	25,046	6,949	6,949
Loans from Parent company	6,559,580	6,605,267	5,959,028	6,035,173
Interest rate swaps	11,116	11,116	4,859	4,859
Finance lease liabilities	26,824	26,824	21,960	21,960
Accounts payable and other liabilities	506,329	506,329	512,374	512,374

As there is no reliable indicator of discount rate to measure fair value of loans and borrowings, it is assumed to equal carrying amount plus financing cost.

Capital management

The Company manages its capital to ensure that entities of the company will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.

The capital structure of the Company consists of debt, which includes loans and borrowings, cash and cash equivalents and equity attributable to equity holders of the Parent Company, compromising issued capital, reserves and retained earnings.

The Company’s management continuously reviews the capital structure. As part of this review, the management considers the cost of capital. The Company monitors capital on the basis of gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total loans and borrowings (including current and non-current loans and borrowing) less cash and cash equivalents. Total capital is calculated as equity as shown in the Combined Statement of Financial Position plus net debt.

	2011	2010
Total loans and borrowings	6,595,742	5,970,836
Less: Cash and cash equivalents	(104,387)	(87,687)

Net debt	6,491,355	5,883,149
Total equity	(2,118,091)	(1,660,015)

Total capital	4,373,264	4,223,134

Gearing ratio	148.4%	139.3%

The increase in the gearing ratio during 2011 resulted primarily from operating losses and finance expenses as reported in the Income Statement.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-231	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

30.	Operating lease arrangements

Non-cancellable operating lease rentals are payable as follows:

	2011	2010
Less than one year	11,511	8,620
Between one and five years	21,708	17,671
More than five years	5,181	425

	38,400	26,716

The Company leases factories, warehouses, offices and other facilities under operating leases. The leases typically run for a period of 1-5 years, with an option to renew the lease after that date. The Company also leases cars and equipment with an average lease period of 2-5 years.

During the year 2011 EUR 11,298 thousand was recognised as an expense in the Income Statement in respect of operating leases (2010: EUR 10,806 thousand). Contingent rent expensed in the Income Statement amounted to EUR 500 thousand (2010: nil). Sub-lease recognised as revenue in the Income Statement 2011 is EUR 187 thousand (2010: EUR 187 thousand).

31.	Commitments

	2011	2010
Contingent payment due to In-licensing agreements	8,890	12,217

At 31 December	8,890	12,217

The Company has made various In-licensing agreements for products where payments are triggered when certain milestones have been met. Due to uncertainty about the possible outflow, the obligations are classified as contingent liabilities and not recognised in the Statement of Financial Position. If milestone payments become payable they are capitalized on the relevant product under intangible assets.

32.	Contingent liabilities

Two of the Company’s US subsidiaries, Actavis Elizabeth LLC and Actavis MidAtlantic LLC, are among a large number of drug companies that have been sued in cases alleging fraudulent pricing practices. One or more of the Company’s US subsidiaries are parties to such cases brought by the Attorneys General of Illinois and Wisconsin. The main allegation in these cases is that the defendants caused the States to overpay pharmacies and other providers for prescription drugs under the state Medicaid Program by inflating the reported Average Wholesale Price or Wholesale Acquisition Cost. At this juncture, these cases have not yet reached the point of adjudicating the merits of the claims against the Actavis entities. Similar actions, brought by the States of Kentucky, Texas, Alabama, Louisiana, Iowa, Kansas, Oklahoma, Utah, Mississippi, South Carolina, Florida, New York and the various Counties of the City of New York and by the United States government through a private relator have been settled by Actavis for USD 230.9 million, USD 115.5 million of which was paid in 2011, USD 49.3 million of which is payable in 2012, USD 36.2 million in 2013 and USD 29.9 million in 2014.

Pfizer was involved in patent litigation against Actavis Elizabeth LLC (previously Purepac Pharmaceutical Co.) and had alleged patent infringement based on Actavis Elizabeth LLC ‘ sale of Gabapentin capsules and

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-232	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

tablets. Actavis Elizabeth LLC succeeded in a first-instance summary judgement decision before the district court of New Jersey. The judge ruled that Pfizer was not able to establish that the Actavis Elizabeth LLC Gabapentin product infringed the patent. This decision was reversed by the Federal Circuit Court of Appeals who remanded the matter back to the district court for a full trial on the merits. A trial started in May 2011, but the case was settled by the parties out of court on 31 May 2011.

Actavis is involved in a number of patent litigation which is usual for the industry and in some instances the products concerned are sold on the market even when there has been no final resolution of the patent situation.

Furthermore there are some ongoing product liability suits in USA. In most of the cases, Actavis has product liability insurance that indemnifies the company against any legal costs and/or claims connected with these cases in excess of the applicable deductible.

33.	Related party transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on combination and are not disclosed in this note. Details of transactions between the Companies and other related parties are disclosed below.

Parent and ultimate controlling party

The combined companies, Actavis Pharma Holding 4 ehf. and Actavis S.à r.l., are controlled by Actavis Acquisition Debt S.à r.l. which fully owns the shares of the companies. The ultimate controlling party of the Combined Company is Mr. Thor Bjorgolfsson.

In 2011 interest expense to related Parent companies amounted to EUR 532,113 thousand (2010: EUR 660,275 thousand).

Loan to Actavis Pharma Holding 1 hf., the former ultimate parent of the Company, amounting to EUR 5.8 million was written off in 2010. These write-offs were part of the financial restructuring that the Company went through during the year.

Transactions with key management personnel

Key management personnel compensation comprised:

	2011	2010
Short-term employee benefits	12,556	9,609
Termination benefits	0	2,910

	12,556	12,519

Members of the Executive Board, which are 15 persons in both 2011 and 2010, are defined as key management.

Transactions and balances with other related parties

In November 2010, the Parent company and the Company completed the restructuring of loans held with Deutsche Bank. The restructuring resulted in Deutsche Bank continuing to provide both senior and

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-233	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

subordinated debt financing to the Parent companies as well as a new Payment in Kind (“PIK”) financing arrangement with the Company. The terms of the subordinated financing arrangement resulted in Deutsche Bank having a significant influence over Actavis Equity S.à r.l. (“Actavis Equity”), who through its subsidiaries owns all outstanding shares in Actavis Pharma Holding 4 ehf.

The terms of the subordinated financing arrangement give Deutsche Bank certain non-controlling rights, consents and vetoes over certain financial and operating decisions of Actavis Equity. In addition, the terms of the subordinated financing arrangement subordinate repayments of amounts owing where the Parent companies are unable to pay their debts or on the sale of Actavis Equity or its subsidiaries.

The terms of the PIK financing arrangement also provide for the subordination of amounts owed to Deutsche Bank (in the form of interest or repayment premium) under such arrangements where the Parent company is unable to pay its debts or on the sale of Actavis Equity or its subsidiaries.

To secure the banking facilities with Deutsche Bank, the Company has pledged certain assets on behalf of its Parent company (see note 20).

There have been no transactions and balances with other related parties.

34.	Entities of the company

These Combined Financial Statements include the following entities in addition to Actavis Pharma Holding 4 ehf. and Actavis S.à r.l.:

Name of subsidiary	Location	Ownership	Principal activity
Actavis Australia Pty. Ltd	Australia	100%	Sales and Marketing
Actavis GmbH	Austria	100%	Sales and Marketing
Actavis EAD	Bulgaria	100%	Holding company and S&M
Actavis Operations EOOD	Bulgaria	100%	Holding company
Balkanpharma Dubnitza AD	Bulgaria	98%	Production
Balkanpharma Sec. EOOD	Bulgaria	100%	Security services
Balkanpharma Troyan AD	Bulgaria	98%	Production
Opening Pharma Bulgaria EOOD	Bulgaria	100%	Business Development
Actavis (Foshan) Ph. Ltd.	China	90%	Sales and Marketing
Actavis Ltd.	Cyprus	100%	Holding company
Balkanpharma Healthc. Int.	Cyprus	100%	Sales and Marketing
Actavis CZ a.s.	Czech Rep.	100%	Sales and Marketing
Actavis A/S	Denmark	100%	Sales and Marketing
Actavis Nordic A/S	Denmark	100%	Business Support
Medis Danmark A/S	Denmark	100%	Third party sales
Colotech A/S	Denmark	88%	Research and Development
Actavis OY	Finland	100%	Sales and Marketing
Actavis France SAS	France	100%	Sales and Marketing
Medís Pharma France SAS	France	100%	Third party sales
Opening Pharma France SAS	France	100%	Business Development
Actavis Deutschl. GmbH	Germany	100%	Sales and Marketing
Actavis Hold. Germ. GmbH	Germany	100%	Holding company
Actavis Management GmbH	Germany	100%	Administration
Medis Pharma GmbH	Germany	60%	Sales and Marketing

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-234	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Entities of the company, continued:

Actavis (China) Holding Ltd.	Hong Kong	100%	Holding company
Actavis Hungary Kft.	Hungary	100%	Sales and Marketing
Actavis eignarhaldsfelag ehf	Iceland	100%	Holding company
Actavis Group hf.	Iceland	100%	Holding company
Actavis Group PTC ehf.	Iceland	100%	Sales and Marketing
Actavis hf.	Iceland	100%	Production and S&M
Actavis Pharma Holding 5 ehf.	Iceland	100%	Holding company
Medis ehf.	Iceland	100%	Third party sales
Actavis Ph. Dev. Pvt. Ltd.	India	100%	Research and Development
Actavis Ph. Manuf. Pvt. Ltd.	India	100%	Production, S&M and R&D
Actavis Pharma Ltd.	India	100%	Research and Development
Lotus Laboratories Ltd	India	100%	Clinical Research Org.
PT Actavis	Indonesia	100%	Production
Actavis Ireland Ltd.	Ireland	100%	Sales and Marketing
Medis Ltd.	Isle of Man	100%	Sales and Marketing
Actavis Italy S.p.A.	Italy	100%	Production and S&M
Actavis K.K.	Japan	100%	Sales and Marketing
UAB Actavis Baltic	Lithuania	100%	Sales and Marketing
Actavis Exp Int. Ltd	Malta	100%	Trading
Actavis International Ltd	Malta	100%	Trading
Actavis Ltd.	Malta	100%	Production, S&M and R&D
Actavis Malta Ltd.	Malta	100%	Trading
Actavis BV	Netherlands	100%	Sales and Marketing
Actavis Dutch Holding BV	Netherlands	100%	Holding company
Actavis Holding Asia BV	Netherlands	100%	Holding company
Actavis Holding BV	Netherlands	100%	Holding company
Actavis Holding CEE BV	Netherlands	100%	Holding company
Actavis Holding NWE BV	Netherlands	100%	Holding company
GM Invest BV	Netherlands	100%	Holding company
PharmaPack International B.V.	Netherlands	100%	Packaging
Actavis Norway A/S	Norway	100%	Production
Actavis Polska Sp.zoo	Poland	100%	Trading
Biovena Pharma Sp.	Poland	100%	Sales and Marketing
Actavis SRL	Romania	100%	Distribution
Sindan Pharma SRL	Romania	100%	Production
Actavis OOO	Russia	100%	Sales and Marketing
Zio-Zdorovje	Russia	51%	Production, S&M and R&D
Actavis d.o.o. Belgrade	Serbia	100%	Sales and Marketing
Zdravlje AD	Serbia	73%	Production, S&M and R&D
Zdravlje Trade Ltd.	Serbia	100%	Production, S&M and R&D
Actavis (Asia Pacific) Pte. Ltd.	Singapore	100%	Sales and Marketing
Actavis s.r.o.	Slovakia	100%	Sales and Marketing
Actavis Spain S.A.	Spain	100%	Sales and Marketing
Actavis AB	Sweden	100%	Sales and Marketing
Actavis Holding A/B	Sweden	100%	Sales and Marketing
Actavis Switzerland AG	Switzerland	100%	Sales and Marketing
Oncopharma AG	Switzerland	100%	Distribution
Actavis Istanbul Ilac Sanayive Ticaret Ltd. Sirk.	Turkey	100%	Sales and Marketing

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-235	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

Entities of the company, continued:

Actavis İlaçlari Anonim Sirketi AŞ	Turkey	100%	Production, S&M and R&D
Actavis (MEEA) FZE	UAE	100%	Sales and Marketing
Actavis Holding UK II Ltd.	UK	100%	Holding company
Actavis Holdings UK Ltd.	UK	100%	Administration
Actavis UK Ltd.	UK	100%	Production, S&M and R&D
Actavis Ukraine LLC	Ukraine	100%	Sales and Marketing
Actavis Elizabeth LLC	USA	100%	Production, S&M and R&D
Actavis Inc.	USA	100%	Business Development
Actavis Kadian LLC	USA	100%	Holding company
Actavis Mid-Atlantic LLC	USA	100%	Production, S&M and R&D
Actavis South Atlantic LLC	USA	100%	S&M and R&D
Actavis Totowa LLC	USA	100%	Production, S&M and R&D

The immediate parent company of the combined company, Actvis Pharma Holding 4 ehf. and Actavis S.à r.l., is Actavis Acquisition Debt S.à r.l.

In 2011, all shares in Actavis Lier were sold to a third party, Balkanpharma LLC in Russia was merged with Actavis OOO Russia and Actavis Ukraine LLC, Opening Pharma France SAS, Opening Pharma Bulgaria EOOD and Actavis K.K. were established. Actavis acquired 100% of the shares in Dutch company PharmaPack International B.V., a specialist in packaging pharmaceutical as well as biotechnological products, in November 2011.

35.	Subsequent events

Actavis and Bioton announced at 30 January 2012 that they had formed a joint venture company for the development and registration of insulins, including analogue insulins. Within the framework of the joint-venture, Bioton will be responsible for the development and manufacture of insulin products, while Actavis will be granted an exclusive licence to commercialise those products under the Actavis brand throughout the European Union and the United States of America, as well as in Albania, Bosnia & Herzegovina, Croatia, Iceland, Japan, Kosovo, Lichtenstein, Macedonia, Montenegro, Norway, Serbia and Switzerland. In Poland, both companies will offer the insulin products under their respective brands, Bioton being a Polish company. Actavis has agreed to pay to Bioton an aggregate amount of up to EUR 55.5 million, of which EUR 22.25 million was paid on 30 January 2012. The remainder, EUR 33.25 million, will be paid in instalments in accordance with agreed milestones relating to the registration process involving recombinant human insulin (RHI).

During February 2012, settlements were reached with the States of Oklahoma and Kansas in the Average Wholesaler Pricing litigation in USA as described in note 32. Total payment for these settlements was USD 3.4 million and this has been paid in 2012. This amount is included in the totals as described in note 32.

A settlement has been agreed with the State of Illinois on AWP in March 2012, with USD 5.2 million paid in March 2012 and four installments of USD 5.2 million each to be paid on each of 1 August 2012, 21 March 2013, 21 March 2014 and 21 March 2015. These amounts are in addition to the amounts set out in note 32.

In January 2012, the State of Wisconsin brought an Average Wholesaler Pricing litigation against Actavis as described in note 32 but this has not been settled or gone to trial at this stage.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-236	Amounts are in thousands of Euro

Notes to the Combined Financial Statements

On April 25, 2012, Actavis Acquisition Debt S.à r.l. entered into a definitive Purchase Agreement with Watson Pharmaceuticals Inc. to sell Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. In the coming months, the transaction will be reviewed by regulators in the U.S. as well as by relevant jurisdictions in Europe. Following the successful completion of these reviews, the closing of the transaction is anticipated in the fourth quarter of 2012. In the meantime, the two companies will continue to operate separately.

Under the terms of the Purchase Agreement, Watson will acquire Actavis for approximately EUR 4.25 billion. The total consideration will include a cash payment of approximately EUR 4.15 billion, as well as the assumption of a maximum of EUR 100 million in revolver debt, which is to be repaid at closing. Actavis stakeholders could also receive additional consideration, contingent upon the company achieving negotiated levels of 2012 results. The contingent payment, if fully earned would result in the delivery of up to 5.5 million shares of Watson common stock. This contingent payment was valued during the negotiations at EUR 250 million, based on a per share price of $60, using a Euro to U.S. dollar exchange rate of $1.32. The shares granted, if any, would be issued in 2013.

Combined Financial Statements of Actavis Pharma Holding 4 ehf. and Actavis S.à r.l. 2011 and 2010	F-237	Amounts are in thousands of Euro

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Warner Chilcott Public Limited Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ (deficit)/equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Warner Chilcott Public Limited Company and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

February 23, 2013

WARNER CHILCOTT PUBLIC LIMITED COMPANY

CONSOLIDATED BALANCE SHEETS

(All amounts in millions except share amounts and per share amounts)

	As of December 31, 2012	As of December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$474	$616
Accounts receivable, net	195	266
Inventories, net	113	119
Deferred income taxes	130	121
Prepaid income taxes, net	51	37
Prepaid expenses and other current assets	63	92

Total current assets	1,026	1,251

Other assets:
Property, plant and equipment, net	216	215
Intangible assets, net	1,817	2,420
Goodwill	1,029	1,029
Non-current deferred income taxes	43	30
Other non-current assets	87	85

Total assets	$4,218	$5,030

LIABILITIES
Current liabilities:
Accounts payable	$29	$45
Accrued expenses and other current liabilities	668	819
Income taxes payable	17	44
Deferred income taxes	1	1
Current portion of long-term debt	179	185

Total current liabilities	894	1,094

Other liabilities:
Long-term debt, excluding current portion	3,796	3,678
Non-current deferred income taxes	32	58
Other non-current liabilities	96	131

Total liabilities	4,818	4,961

Commitments and contingencies (See Notes 15 and 16)	—	—

SHAREHOLDERS’ (DEFICIT) / EQUITY
Ordinary shares, par value $0.01 per share; 500,000,000 shares authorized; 250,488,078 and 250,247,802 shares issued and outstanding	3	3
Additional paid-in capital	4	39
(Accumulated deficit) / retained earnings	(572)	53
Accumulated other comprehensive (loss)	(35)	(26)

Total shareholders’ (deficit) / equity	(600)	69

Total liabilities and shareholders’ (deficit) / equity	$4,218	$5,030

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT PUBLIC LIMITED COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in millions except per share amounts)

	Year Ended December 31,
	2012	2011	2010
REVENUE
Net sales	$2,475	$2,637	$2,804
Other revenue	66	91	170

Total revenue	2,541	2,728	2,974

COSTS, EXPENSES AND OTHER
Cost of sales (excludes amortization and impairment of intangible assets)	311	356	493
Selling, general and administrative	745	924	1,090
Restructuring costs	47	104	—
Research and development	103	108	147
Amortization of intangible assets	498	596	653
Impairment of intangible assets	106	—	—
Interest expense, net	236	340	284

INCOME BEFORE TAXES	495	300	307
Provision for income taxes	92	129	136

NET INCOME	$403	$171	$171

Earnings per share:
Basic	$1.62	$0.68	$0.68
Diluted	$1.61	$0.67	$0.67

Dividends per share:	$4.25	$—	$8.50

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT PUBLIC LIMITED COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) / EQUITY

(All amounts in millions except share amounts and per share amounts)

	Number of Ordinary Shares	Ordinary Shares, par value	Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Accumulated Other Comprehensive (Loss)	Total
Balance as of December 31, 2009	251,594,687	$3	$2,066	$(176)	$(4)	$1,889

Net income	—	—	—	171	—	171
Stock-based compensation	335,376	—	21	—	—	21
2010 Special dividend paid to shareholders ($8.50 per share)	—	—	(2,087)	(57)	—	(2,144)
Exercise of non-qualified options to purchase ordinary shares	596,941	—	9	—	—	9
Other comprehensive (loss)	—	—	—	—	(12)	(12)

Balance as of December 31, 2010	252,527,004	$3	$9	$(62)	$(16)	$(66)

Net income	—	—	—	171	—	171
Stock-based compensation	788,154	—	22	—	—	22
Exercise of non-qualified options to purchase ordinary shares	608,770	—	5	—	—	5
Redemption and cancellation of ordinary shares	(3,676,126)	—	—	(56)	—	(56)
Other	—	—	3	—	—	3
Other comprehensive (loss)	—	—	—	—	(10)	(10)

Balance as of December 31, 2011	250,247,802	$3	$39	$53	$(26)	$69

Net income	—	—	—	403	—	403
Stock-based compensation	1,177,507	—	24	—	—	24
2012 Special dividend paid to shareholders ($4.00 per share)	—	—	(63)	(939)		(1,002)
Semi-annual dividend ($0.25 per share)			(5)	(57)		(62)
Exercise of non-qualified options to purchase ordinary shares	987,670	—	8	—	—	8
Redemption and cancellation of ordinary shares	(1,924,901)		—	(32)	—	(32)
Other	—	—	1	—	—	1
Other comprehensive (loss)	—	—	—	—	(9)	(9)

Balance as of December 31, 2012	250,488,078	$3	$4	$(572)	$(35)	$(600)

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT PUBLIC LIMITED COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	Year Ended December 31,
	2012	2011	2010
Net Income	$403	$171	$171
Other comprehensive (loss):
Cumulative translation adjustment	5	(6)	(16)
Actuarial (loss) / gains related to defined benefit plans (net of tax of $(8), $(1) and $2, respectively)	(14)	(4)	4

Total other comprehensive (loss)	(9)	(10)	(12)

Comprehensive Income	$394	$161	$159

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT PUBLIC LIMITED COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$403	$171	$171
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	42	39	35
Write-down of property, plant and equipment—Manati	—	23	—
Amortization of intangible assets	498	596	653
Impairment of intangible assets	106	—	—
Write-off of fair value step-up on acquired inventories	—	—	106
Non-cash gain relating to the reversal of the liability for contingent milestone payments	(20)	—	—
Provision for inventory obsolescence	28	35	13
Deferred income taxes	(47)	1	(21)
Amortization and write-off of deferred loan costs	36	110	65
Stock-based compensation expense	24	22	21

Net income as adjusted per above	1,070	997	1,043
Changes in assets and liabilities:
Decrease in accounts receivable, prepaid expenses and other current assets	102	93	10
(Increase) in inventories	(21)	(46)	(8)
(Decrease) / increase in accounts payable, accrued expenses and other current liabilities	(172)	91	(66)
(Decrease) / increase in income taxes and other, net	(82)	42	(32)

Net cash provided by operating activities	897	1,177	947

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangible assets	—	—	(403)
Capital expenditures	(63)	(46)	(95)

Net cash (used in) investing activities	(63)	(46)	(498)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(1,052)	—	(2,138)
Term borrowings under Senior Secured Credit Facilities	600	3,000	—
Term borrowings under Prior Senior Secured Credit Facilities	—	—	1,500
Proceeds from issuance of 7.75% senior notes due 2018 (“7.75% Notes”), including premium	—	—	1,260
Redemption of 8.75% senior subordinated notes due 2015 (“8.75% Notes”)	—	—	(89)
Payments for loan costs, including refinancing premium	(15)	(51)	(84)
Term repayments under Prior Senior Secured Credit Facilities	—	(3,419)	(1,031)
Term repayments under Senior Secured Credit Facilities	(487)	(396)	—
Redemption of ordinary shares	(32)	(56)	—
Proceeds from the exercise of non-qualified options to purchase ordinary shares	8	5	9
Other	—	3	(2)

Net cash (used in) financing activities	(978)	(914)	(575)

Effect of exchange rates on cash and cash equivalents	2	(2)	(12)

Net (decrease) / increase in cash and cash equivalents	(142)	215	(138)
Cash and cash equivalents, beginning of period	616	401	539

Cash and cash equivalents, end of period	$474	$616	$401

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$200	$238	$197
Cash paid for income taxes	$181	$107	$179

See accompanying notes to consolidated financial statements.

WARNER CHILCOTT PUBLIC LIMITED COMPANY

Notes to Consolidated Financial Statements

(All amounts in millions except share amounts, per share amounts or unless otherwise noted)

1. The Company

Warner Chilcott Public Limited Company is an Irish public limited company, which together with its wholly-owned subsidiaries (collectively, “Warner Chilcott,” or the “Company”) has operations in the United States (“U.S.”), Puerto Rico, the United Kingdom (“UK”), the Republic of Ireland, Australia, Canada and many other Western European countries. These consolidated financial statements include the accounts of Warner Chilcott Public Limited Company and all of its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s fiscal year ends on December 31.

The Company is a leading global specialty pharmaceutical company currently focused on the women’s healthcare, gastroenterology, urology and dermatology segments of the branded pharmaceuticals market, primarily in North America. The Company is fully integrated with internal resources dedicated to the development, manufacture and promotion of its products. The Company’s portfolio of pharmaceutical products is promoted primarily in the United States by the Company’s sales and marketing organization. The Company has manufacturing capabilities in Fajardo, Puerto Rico, Larne, Northern Ireland and Weiterstadt, Germany.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. The consolidated financial information for the Company presented herein reflects all financial information that is, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the periods presented. All intercompany transactions and balances have been eliminated in consolidation.

Acquisitions

The consolidated financial statements reflect the acquisition of an acquired business, including the Company’s acquisition from The Procter & Gamble Company (“P&G”) on October 30, 2009 of P&G’s global branded pharmaceuticals business (“PGP”) (such acquisition, the “PGP Acquisition”), after the completion of the acquisition. The Company accounts for acquired businesses using the purchase method of accounting, which requires that assets acquired and liabilities assumed be recorded at the date of acquisition at their fair values. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill. When the Company has acquired net assets that do not constitute a business under U.S. GAAP, no goodwill has been recognized.

Reclassifications

The Company has made certain reclassifications to prior period information to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported financial position at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

Foreign Currency

The Company has operations in the United States, Puerto Rico, United Kingdom, Republic of Ireland, Australia, Canada and many other Western European countries. The results of its non-U.S. dollar based operations are translated to U.S. dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Equity is translated at the prevailing rate of exchange at the date of the equity transaction. Translation adjustments are reflected in shareholders’ (deficit) / equity and are included as a component of other comprehensive (loss).

The Company realizes foreign currency gains / (losses) in the normal course of business based on movement in the applicable exchange rates. These gains / (losses) are included as a component of selling, general and administrative expenses (“SG&A”).

Revenue Recognition

Revenue from product sales is recognized when title and risk of loss to the product transfers to the customer, which is based on the transaction shipping terms. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and the completion of all performance obligations. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: trade discounts, sales returns and allowances, commercial and government rebates, customer loyalty programs and fee for service arrangements with certain distributors. The Company establishes provisions for its sales-related deductions in the same period that it recognizes the related gross sales based on select criteria for estimating such contra revenues including, but not limited to: contract terms, government regulations, estimated utilization or redemption rates, costs related to the programs and other historical data. These reserves reduce revenues and are included as either a reduction of accounts receivable or as a component of liabilities. No material revisions were made to the methodology used in determining these reserves during the year ended December 31, 2012.

In the United States, the Company records provisions for Medicaid, Medicare, government and managed care rebates based upon its historical experience of rebates paid, contractual terms and actual prescriptions written. The Company applies the historical experience to the respective period’s sales to determine the ending liability and related contra revenue amount. This estimated provision is evaluated regularly to ensure that the historical trends are as current as practicable as well as to factor in changes relating to new products, contractual terms, discount rates, selling price changes, pipeline movements, generic launches, and regulatory changes. When new regulatory changes impact its rebates, the Company estimates the impact based on the application of historical data to the provisions of the new requirements. As appropriate, the Company will adjust the estimated discounts to better match its current experience or its expected future experience.

In early 2010, the U.S. Patient Protection and Affordable Care Act of 2010 was signed into law. This statute impacts the Company’s net sales by increasing certain rebates it pays per prescription, most notably managed Medicaid rebates and the Medicare Part D, or “donut hole” rebates. Included in the provisions recorded to reduce gross sales to net sales are the current provisions related to sales due to the increased Medicaid rebates and donut hole rebates, which totaled $56, $77 and $26 in the years ended December 31, 2012, 2011 and 2010, respectively.

In the United States, the Company offers customer loyalty card programs on certain key products, the most significant of which are DORYX 150 and LOESTRIN 24 FE. These customer loyalty programs either “cap” the per prescription co-pay amount paid by the Company’s ultimate customers or reduce the amount paid by its ultimate customers. The costs incurred by the Company in connection with the customer loyalty programs are considered sales-related deductions which are included as a component of reported net sales. The Company estimates the liabilities for these programs based on estimated redemption rates, costs per redemption, contractual program terms and other historical data.

As of December 31, 2012 and 2011, the amounts related to all sales-related deductions included as a reduction of accounts receivable were $31 and $41, respectively. The amounts included in liabilities were $434 (of which $118 related to reserves for product returns) and $542 (of which $131 related to reserves for product returns) as of December 31, 2012 and 2011, respectively. The provisions recorded to reduce gross sales to net sales were $859, $949 and $1,035 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company recognizes revenue related to its intellectual property licensed to third-parties, based on third-party sales as earned, in accordance with contractual terms when the third-party sales can be reasonably estimated and collection is reasonably assured. These amounts are included as a component of other revenue. The Company also has agreements with other pharmaceutical companies to co-promote certain products. Revenues and related product costs are recognized on a gross basis in transactions where the Company is deemed to be the principal in the transaction. Revenues earned based upon a percentage of the co-promotion partners’ net sales are recognized, on a net basis, when the co-promotion partners have shipped the related products and title passes to their customers. Contractual payments due to co-promotion partners are included within SG&A expense and contractual payments due from co-promotion partners are included within other revenue. Total other revenue for the years ended December 31, 2012, 2011 and 2010 was $66, $91 and $170, respectively. Primarily as a result of the ENABLEX Acquisition (as defined in “Note 4”), the Company’s other revenue has decreased from the year ended December 31, 2010 while ENABLEX product net sales have increased.

Advertising and Promotion (“A&P”)

Costs associated with A&P of the Company’s products are expensed as incurred and are included in SG&A expenses. A&P expenses totaled $90, $149 and $123 in the years ended December 31, 2012, 2011 and 2010, respectively. Included in A&P are direct-to-consumer advertising expenses which totaled $0, $21 and $11 in the years ended December 31, 2012, 2011 and 2010, respectively.

Research and Development (“R&D”)

R&D costs are expensed as incurred. Milestone payments made to third parties in connection with R&D collaborations are expensed as incurred up to the point of regulatory approval. Milestone payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset based on future use and anticipated cash flows for the asset. Amounts capitalized for such payments are included in intangible assets, net of accumulated amortization. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations” (“ASC 805”), the Company capitalizes in-process research and development (“IPR&D”) acquired through the acquisition of a business as part of non-amortizable intangible assets. These costs will begin to be amortized if the associated regulatory approval is received. If regulatory approval is not received, and the R&D study is considered to be no longer viable, the IPR&D would be considered impaired. As of December 31, 2012 and 2011, the Company had no IPR&D.

Income Taxes

Income taxes are accounted for under ASC Topic 740 “Income Taxes” (“ASC 740”). Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Litigation and Contingencies

The Company is involved in various legal proceedings in the normal course of its business, including product liability litigation, intellectual property litigation, employment litigation and other litigation. Additionally, the Company, in consultation with its counsel, assesses the need to record a liability for contingencies on a case-by-case basis in accordance with ASC Topic 450 “Contingencies” (“ASC 450”). Accruals are recorded when the Company determines that a loss related to a matter is both probable and reasonably estimable. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. As discussed in “Note 16,” the Company recorded a charge in the year ended December 31, 2012 relating to its DORYX patent litigation in accordance with ASC 450 in the amount of $6.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and in money market accounts with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined based on a first-in, first-out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items, where appropriate. As of December 31, 2009, the Company’s inventory included a fair value purchase accounting step-up of $106 relating to the inventory acquired as part of the PGP Acquisition. The statement of operations for the year ended December 31, 2010 included the costs associated with the sell through of the inventory step-up of $106.

Product samples are stated at cost and are included in prepaid expenses and other current assets.

Property, Plant and Equipment

Fixed assets are valued at acquisition cost plus any direct expenses of acquisition. Property, plant and equipment are depreciated over their estimated useful lives, principally using the straight-line method. Interest incurred as part of the cost of constructing fixed assets is capitalized and amortized over the life of the asset. No depreciation is charged on land. The Company utilizes licensed software as part of its operating environment. The costs of licensing and implementing enterprise resource planning software are capitalized up to the point of implementation and then amortized over the estimated useful life of the software in accordance with ASC Topic 350-40 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

The Company’s policy is to calculate depreciation based on the assets’ estimated useful life (in years):

Buildings	20
Aircraft	20
Plant and machinery	10
Computer equipment and software	3 – 5
Furniture and fixtures	10
Automobiles	3 – 4

Intangible Assets and Goodwill

In accordance with ASC 805, net assets of businesses acquired in purchase transactions are recorded at their fair value on the date of acquisition. As such, the historical cost basis of individual acquired assets and liabilities are adjusted to reflect their fair value on the date of acquisition. The Company’s intangible assets primarily relate to marketed products. Identifiable intangible assets such as those related to marketed products, are measured at their respective fair values as of the acquisition date. The Company believes the fair values assigned to its acquired intangible assets are based on reasonable estimates and assumptions given the available facts and circumstances as of the acquisition dates. Discounted cash flow models are used in valuing these intangible assets, and these models require the use of significant estimates and market participant assumptions including but not limited to:

•	estimates of revenues and operating profits related to the products or product candidates, including the impact of competition in the marketplace;

•	the probability of success for unapproved product candidates (IPR&D) considering their stages of development;

•	the time and resources needed to complete the development and approval of product candidates;

•	the life of the potential commercialized products and associated risks, including the inherent difficulties and uncertainties in developing a product candidate such as obtaining U.S. Food and Drug Administration (“FDA”) and other regulatory approvals; and

•	risks related to the viability of and potential alternative treatments in any future target markets.

Identified intangible assets, other than indefinite-lived intangible assets, are amortized using an economic benefit model or on a straight-line basis over their estimated useful life. This determination is made based on the specific asset and the timing of recoverability from expected future cash flows. The majority of the Company’s identifiable intangible assets are owned by its Puerto Rican subsidiary. The Company continually reviews and assesses the long range cash flow forecast for all its products. As a result of changing assumptions in the evaluation of the recoverability of intangible assets, some assets may be impaired and some assets which are not impaired may be subject to a change in amortization recognized in future periods to better match expected future cash flows.

Based on the Company’s review of future cash flows, the Company recorded an impairment charge of $106 in the year ended December 31, 2012, $101 of which was attributable to the impairment of the Company’s DORYX intangible asset following the April 30, 2012 decision of the U.S. District Court for the District of New Jersey holding that neither Mylan Pharmaceuticals Inc.’s (“Mylan”) nor Impax Laboratories, Inc.’s (“Impax”) proposed generic version of DORYX 150 infringed U.S. Patent No. 6,958,161 covering DORYX 150 (the “’161 Patent”) and Mylan’s subsequent introduction of a generic product in early May 2012. For a discussion of the DORYX patent litigation and the Company’s other ongoing patent litigation, refer to “Note 16.”

Goodwill represents the excess of acquisition costs over the fair value of the net assets of the businesses purchased. Goodwill is not amortized and is reviewed for potential impairment on an annual basis, or if events or circumstances indicate a potential impairment. This analysis is performed at the reporting unit level. The fair value of the Company’s reporting unit is compared with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired. If the carrying value of the reporting unit exceeds its fair value, then the implied fair value of the reporting unit’s goodwill as defined in ASC Topic 350, “Intangibles—Goodwill and other,” (“ASC 350”) is compared with the carrying amount of that goodwill. An impairment loss would be recorded if the carrying value of the reporting unit’s goodwill exceeds its implied fair value. The Company has one reporting unit where goodwill resides and performed its annual impairment test in the fourth quarter of the year ended December 31, 2012, noting no impairment.

Definite-lived intangible assets are evaluated for impairment in accordance with ASC 350. An impairment loss would be recognized if the carrying value of an intangible asset was not recoverable. The carrying amount of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted net cash inflows expected to be generated by the asset. The Company’s intangible assets consist of trademarks, patents and other intellectual property and are amortized using either an economic benefit model or on a straight-line basis over the individual asset’s estimated useful life not to exceed 15 years. The economic benefit model is based on the expected future cash flows and typically results in accelerated amortization for most of the Company’s products. As of December 31, 2012, the weighted average amortization period of intangible assets was approximately 4 years. In addition, the Company has valued a trademark with an indefinite life which is not amortized; however, the carrying value would be adjusted if it were determined that the fair value had declined. The Company performs an impairment test annually on this trademark. The Company performed its annual impairment test on this trademark in the fourth quarter of the year ended December 31, 2012, noting no impairment. The Company continuously reviews its definite-lived intangible assets’ remaining useful lives based on their estimated future cash flows.

Deferred Loan Costs

Expenses associated with the issuance of indebtedness are capitalized and amortized as a component of interest expense over the term of the respective financing arrangements using the effective interest method. In the event that long-term debt is prepaid, the deferred loan costs associated with such indebtedness are expensed as a component of interest expense in the period in which such prepayment is made. Interest expense resulting from the amortization and write-offs of deferred loan costs amounted to $36, $110 and $65 in the years ended December 31, 2012, 2011 and 2010, respectively. The year ended December 31, 2012 included $11 of write-offs of deferred loan costs in connection with the amendment to the credit agreement governing the Company’s Initial Senior Secured Credit Facilities (as defined in “Note 13”) in August 2012 due to such amendment being deemed a debt modification requiring debt extinguishment treatment in accordance with ASC Topic 405-20 “Extinguishment of Liabilities.” The year ended December 31, 2011 included $77 of write-offs of deferred loan costs in connection with the repayment and termination of the Company’s Prior Senior Secured Credit Facilities (as defined in “Note 13”). In the years ended December 31, 2012 and 2011, the Company paid and capitalized $15 and $51, respectively, in connection with the incurrence of new indebtedness under its Senior Secured Credit Facilities, as further discussed in “Note 13.” Aggregate deferred loan costs, net of accumulated amortization, were $80 and $100 as of December 31, 2012 and 2011, respectively, of which $16 and $19 were included in other current assets in the consolidated balance sheets, respectively, and $64 and $81 were recorded in other non-current assets in the consolidated balance sheets, respectively.

Restructuring Costs

The Company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. In accordance with existing benefit arrangements, employee severance costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period. Curtailment (gains) / losses associated with defined benefit arrangements for severed employees are recognized in accordance with ASC 715 “Compensation—Retirement Benefits.” See “Note 3” for more information.

Stock-Based Compensation

The Company accounts for stock-based compensation under ASC Topic 718 “Compensation—Stock Compensation,” (“ASC 718”) which requires that new, modified and unvested share-based compensation arrangements with employees, such as stock options and restricted stock grants, and their equivalent, be measured at fair value and recognized as compensation expense over the vesting periods.

Defined Benefit Plans

Since the PGP Acquisition, the Company has provided defined benefit pension plans for certain of its European employees. The Company recognizes the overfunded or underfunded status of each of its defined benefit plans as an asset or liability on its consolidated balance sheets. The obligations are generally measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. The estimates of the obligations and related expense of these plans recorded in the financial statements are based on certain assumptions. The most significant assumptions relate to the discount rate and expected return on plan assets. Other assumptions used may include employee demographic factors such as compensation rate increases, retirement patterns, expected employee turnover and participant mortality rates. The difference between these assumptions and actual experience results in the recognition of an asset or liability based upon a net actuarial (gain)/loss. If the total net actuarial (gain)/loss included in accumulated other comprehensive loss exceeds a threshold of 10% of the greater of the projected benefit obligation or the market related value of plan assets, it is subject to amortization and recorded as a component of net periodic pension cost over the average remaining service lives of the employees participating in the pension plan. Net periodic benefit costs are recognized in the consolidated statements of operations and can include curtailment (gains) / losses. Curtailment (gains) / losses are recognized in accordance with ASC 715 “Compensation—Retirement Benefits.”

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standard Update (“ASU”) No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”), which is effective for fiscal years beginning after December 15, 2012. ASU 2013-02 requires that companies present information about significant items reclassified out of accumulated other comprehensive income by component either on the face of the financial statements where net income is presented or as a separate disclosure in the footnotes to the financial statements. The adoption of ASU 2013-02 will not affect the Company’s consolidated financial position or results of operations.

In July 2012, the FASB issued ASU No. 2012-02 “Intangibles-Goodwill and Other” (“ASU 2012-02”), which is effective for fiscal years beginning after September 15, 2012. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. The adoption of ASU 2012-02 will not affect the Company’s consolidated financial position or results of operations.

In December 2011, the FASB issued ASU No. 2011-12 “Comprehensive Income” (“ASU 2011-12”), which is effective for fiscal years beginning after December 15, 2011. ASU 2011-12 defers the requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Companies will be required to present amounts reclassified out of accumulated other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements. The adoption of ASU 2011-12 will not affect the Company’s consolidated financial position or results of operations.

3. Strategic Initiatives

Western European Restructuring

In April 2011, the Company announced a plan to restructure its operations in Belgium, the Netherlands, France, Germany, Italy, Spain, Switzerland and the United Kingdom. The restructuring did not impact the Company’s operations at its headquarters in Dublin, Ireland, its facilities in Dundalk, Ireland, Larne, Northern Ireland or Weiterstadt, Germany or its commercial operations in the United Kingdom. The Company determined to proceed with the restructuring following the completion of a strategic review of its operations in its Western European markets where its product ACTONEL lost exclusivity in late 2010. ACTONEL accounted for approximately 70% of the Company’s Western European revenues in the year ended December 31, 2010. In connection with the restructuring, the Company has moved to a wholesale distribution model in the affected jurisdictions to minimize operational costs going forward. The implementation of the restructuring plan impacted approximately 500 employees. The Company recorded restructuring costs of $47 in the year ended December 31,

2012, which were comprised of pretax severance costs $58 and other restructuring costs of $1, offset, in part, by pension-related curtailment gains of $12. The Company recorded restructuring costs of $104 in the year ended December 31, 2011, which were comprised of pretax severance costs $101 and other restructuring costs of $3. The Company does not expect to record any material expenses relating to the Western European restructuring in future periods. The majority of the remaining severance related costs and other liabilities are expected to be settled in cash within the next twelve months.

Manati Facility

In April 2011, the Company announced a plan to repurpose its Manati, Puerto Rico manufacturing facility. This facility now serves primarily as a warehouse and distribution center. As a result of the repurposing, the Company recorded charges of $23 for the write-down of certain property, plant and equipment and severance costs of $8 in the year ended December 31, 2011. The majority of severance costs relating to the Manati repurposing were settled in cash during the year ended December 31, 2011. The expenses related to the Manati repurposing were recorded as a component of cost of sales.

Severance Liabilities

The following table summarizes the activity in the Company’s aggregate severance liabilities during the year ended December 31, 2012:

Balance, December 31, 2011	$42
Western European severance charges included in restructuring costs	58
Cash payments during the period	(71)
Foreign currency translation adjustments	(1)
Other charges included in SG&A	4

Balance, December 31, 2012	$32

4. ENABLEX Acquisition

The Company and Novartis Pharmaceuticals Corporation (“Novartis”) were parties to an agreement to co-promote ENABLEX, developed by Novartis, in the United States. The Company shared development and promotional expenses with Novartis pursuant to the agreement and those costs were included within SG&A expenses. The Company received a contractual percentage of Novartis’ sales of ENABLEX, which was recorded, on a net basis, in other revenue. For the year ended December 31, 2010, the Company recognized other revenue related to ENABLEX of $63.

On October 18, 2010, the Company acquired the U.S. rights to ENABLEX from Novartis for an upfront payment of $400 in cash at closing, plus potential future milestone payments of up to $20 in the aggregate, subject to the achievement of pre-defined 2011 and 2012 ENABLEX net sales thresholds (the “ENABLEX Acquisition”). At the time of the ENABLEX Acquisition, $420 was recorded as a component of intangible assets and is being amortized on an accelerated basis over the period of the projected cash flows for the product. Concurrent with the closing of the ENABLEX Acquisition, the Company and Novartis terminated their existing co-promotion agreement, and the Company assumed full control of sales and marketing of ENABLEX in the U.S. market. In connection with the ENABLEX Acquisition, Novartis agreed to manufacture ENABLEX for the Company until October 2013. Novartis also currently packages ENABLEX for the Company.

In the year ended December 31, 2012, the Company concluded that it was no longer probable, as defined by ASC 450, that the contingent milestone payments to Novartis would be required to be paid. As a result, the Company reversed the related liability and recorded a $20 gain, which reduced SG&A expenses in the year ended December 31, 2012.

5. LEO Transaction

On September 23, 2009, the Company entered into a definitive asset purchase agreement (the “LEO Transaction Agreement”) with LEO Pharma A/S (“LEO”) pursuant to which LEO paid the Company $1,000 in cash in order to terminate the Company’s exclusive license to distribute LEO’s DOVONEX and TACLONEX products (including all dermatology products in LEO’s development pipeline) in the United States and to acquire certain assets related to the Company’s distribution of DOVONEX and TACLONEX products in the United States (the “LEO Transaction”). The Company recognized a gain on the sale of assets of $393 as a result of the LEO Transaction. The LEO Transaction closed simultaneously with the execution of the LEO Transaction Agreement. In connection with the LEO Transaction, the Company entered into a distribution agreement with LEO pursuant to which the Company agreed to, among other things, (1) continue to distribute DOVONEX and TACLONEX on behalf of LEO, for a distribution fee, through September 23, 2010 and (2) purchase inventories of DOVONEX and TACLONEX from LEO. In addition, the Company agreed to provide certain transition services for LEO for a period of up to one year after the closing. On June 30, 2010, LEO assumed responsibility for its own distribution services, and on July 15, 2010 the parties formally terminated the distribution agreement.

During the quarter ended September 30, 2009, in connection with the distribution agreement mentioned above, the Company recorded a deferred gain of $69 relating to the sale of certain inventories in connection with the LEO Transaction. Pursuant to FASB ASC Sub Topic 605-25, “Revenue Recognition—Multiple-Element Arrangements”, separate contracts with the same entity that are entered into at or near the same time are presumed to have been negotiated as a package and should be evaluated as a single arrangement. The LEO Transaction and distribution agreement contained (i) multiple deliverables, (ii) a delivered element with stand-alone value (intangible asset), and (iii) objective and reliable evidence of the undelivered item’s fair value. For the undelivered element, inventory, the Company retained title and the risks and rewards of ownership. The total arrangement consideration (or purchase price) of $1,000 was allocated among the units of accounting as set forth in ASC Sub Topic 605-25 “Revenue Recognition—Multiple-Element Arrangements” paragraph 30-1, and the portion of the gain in the amount of $69 on the undelivered product inventory at fair value was deferred as of September 30, 2009.

The Company subsequently sold the inventory on behalf of LEO to its trade customers in the normal course of business and recognized revenues of approximately $77, $63 and $26, and cost of sales of approximately $43, $37 and $17 during the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010, respectively. The amounts were recognized as net sales and cost of sales in the Company’s consolidated statement of operations when the earnings process was culminated as the goods were delivered to the Company’s trade customers.

6. Shareholders’ (Deficit) / Equity

In November 2011, the Company announced that its Board of Directors had authorized the redemption of up to an aggregate of $250 of its ordinary shares (the “Prior Redemption Program”). In the years ended December 31, 2012 and 2011, the Company recorded the redemption of 1.9 million ordinary shares (at an aggregate cost of $32) and 3.7 million ordinary shares (at an aggregate cost of $56), respectively, pursuant to the Prior Redemption Program. Following the settlement of such redemptions, the Company cancelled all shares redeemed. As a result of the redemptions recorded during the years ended December 31, 2012 and 2011, in accordance with ASC Topic 505 “Equity,” the Company recorded a decrease in ordinary shares at par value of $0.01 per share, and an increase/decrease in an amount equal to the aggregate purchase price above par value in accumulated deficit/retained earnings of approximately $32 and $56 in the years ended December 31, 2012 and 2011, respectively. The Prior Redemption Program allowed the Company to redeem up to an aggregate of $250 of its ordinary shares and was to terminate on the earlier of December 31, 2012 or the redemption by the Company of an aggregate of $250 of its ordinary shares. On August 7, 2012, the Company announced that its Board of Directors had authorized the renewal of the Prior Redemption Program. The renewed program (the “Current Redemption Program”) replaced the Prior Redemption Program and allows the Company to redeem up to an aggregate of $250 of its ordinary shares in addition to those redeemed under the Prior Redemption Program. The Current Redemption Program will terminate on the earlier of December 31, 2013 or the redemption by the Company of an aggregate of $250 of its ordinary shares. The Company did not redeem any ordinary shares under the Current Redemption Program in the year ended December 31, 2012, and consequently $250 remained available for redemption thereunder as of December 31, 2012. The Current Redemption Program does not obligate the Company to redeem any number of ordinary shares or an aggregate of ordinary shares equal to the full $250 authorization and may be suspended at any time or from time to time.

On September 8, 2010, the Company paid a special cash dividend of $8.50 per share, or $2,144 in the aggregate (the “2010 Special Dividend”). At the time of the 2010 Special Dividend, the Company’s retained earnings were in a deficit position and consequently, the 2010 Special Dividend reduced the additional paid-in-capital of the Company from $2,087 to zero and increased the Company’s accumulated deficit by $57.

On September 10, 2012, the Company paid a special cash dividend of $4.00 per share, or $1,002 in the aggregate (the “2012 Special Dividend”). The 2012 Special Dividend reduced the additional paid-in-capital of the Company from $63 to zero as of August 31, 2012 and increased the Company’s accumulated deficit by $939.

On December 14, 2012, the Company paid its first semi-annual cash dividend under its new dividend policy (“the Dividend Policy”) in the amount of $0.25 per share, or $62 in the aggregate. The semi-annual dividend reduced the additional paid-in-capital of the Company from $5 to zero as of November 30, 2012 and increased the Company’s accumulated deficit by $57.

7. Earnings Per Share

The Company accounts for earnings per share (“EPS”) in accordance with ASC Topic 260, “Earnings Per Share” (“ASC 260”) and related guidance, which requires two calculations of EPS to be disclosed: basic and diluted. The numerator in calculating basic and diluted EPS is an amount equal to the consolidated net income for the periods presented. The denominator in calculating basic EPS is the weighted average shares outstanding for the respective periods. The denominator in calculating diluted EPS is the weighted average shares outstanding, plus the dilutive effect of stock option grants and unvested restricted share grants and their equivalent for the respective periods. The following sets forth the basic and diluted calculations of EPS for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income available to ordinary shareholders	$403	$171	$171

Weighted average number of ordinary and potential ordinary shares outstanding:
Basic number of ordinary shares outstanding	248,259,003	252,046,608	251,301,895
Dilutive effect of grants of stock options and unvested restricted shares and their equivalent	2,202,577	2,266,690	2,549,304

Diluted number of ordinary and potential ordinary shares outstanding	250,461,580	254,313,298	253,851,199

Earnings per ordinary share:
Basic	$1.62	$0.68	$0.68

Diluted	$1.61	$0.67	$0.67

Dividend per ordinary share	$4.25	$—	$8.50

The Prior Redemption Program decreased each of the weighted average basic shares outstanding and the weighted average diluted shares outstanding by 1.8 million shares during the year ended December 31, 2012. The remaining 0.1 million shares redeemed in the year ended December 31, 2012 were not included in the calculation of basic or diluted EPS as their impact was anti-dilutive under the treasury stock method.

The following represents amounts not included in the above calculation of diluted EPS as their impact was anti-dilutive under the treasury stock method including the implied non-qualified options to purchase ordinary shares, restricted ordinary shares and their equivalent to be repurchased as defined by ASC 260:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Stock options to purchase ordinary shares	4,404,847	5,063,511	5,511,691

Unvested restricted shares and equivalent	2,093,846	1,295,966	629,412

8. Sanofi Collaboration Agreement

The Company and Sanofi-Aventis U.S. LLC (“Sanofi”) are parties to a collaboration agreement pursuant to which the parties co-develop and market ACTONEL on a global basis, excluding Japan (the “Collaboration Agreement”). ATELVIA, the Company’s risedronate sodium delayed-release product launched in January 2011 and currently sold in the United States and Canada, is also marketed pursuant to the Collaboration Agreement. As a result of ACTONEL’s loss of patent exclusivity in Western Europe in late 2010 and as part of the Company’s transition to a wholesale distribution model in Belgium, the Netherlands, France, Germany, Italy, Spain, Switzerland and the United Kingdom, the Company and/or Sanofi reduced or discontinued marketing and promotional efforts in certain territories covered by the Collaboration Agreement. Under the Collaboration Agreement, the Company’s and Sanofi’s rights and obligations are specified by geographic market. For example, under the Collaboration Agreement, Sanofi generally has the right to elect to participate in the development of ACTONEL-related product improvements, other than product improvements specifically related to the United States and Puerto Rico, where the Company has full control over all product development decisions following the April 2010 amendment discussed below. Under the Collaboration Agreement, the ongoing global R&D costs for ACTONEL are shared equally between the parties, except for R&D costs specifically related to the United States and Puerto Rico, which are borne solely by the Company. In certain geographic markets, the Company and Sanofi share selling and A&P costs, as well as product profits based on contractual percentages. In the geographic markets where the Company is deemed to be the principal in transactions with customers and invoices sales, the Company recognizes all revenues from sales of the product along with the related product costs. In these markets, all selling and A&P expenses incurred by the Company and all contractual payments to Sanofi are recognized in SG&A expenses. In geographic markets where Sanofi is deemed to be the principal in transactions with customers and invoices sales, the Company’s share of selling and A&P expenses is recognized in SG&A expenses, and the Company recognizes its share of income attributable to the contractual payments made by Sanofi to the Company in these territories, on a net basis, as a component of “other revenue.”

In April 2010, the Company and Sanofi entered into an amendment to the Collaboration Agreement. Pursuant to the terms of the amendment, the Company took full operational control over the promotion, marketing and R&D decisions for ACTONEL and ATELVIA in the United States and Puerto Rico, and assumed responsibility for all associated costs relating to those activities. Prior to the amendment, the Company shared such costs with Sanofi in these territories. The Company remained the principal in transactions with customers in the United States and Puerto Rico and continues to invoice all sales in these territories. In return, it was agreed that for the remainder of the term of the Collaboration Agreement Sanofi would receive, as part of the global collaboration agreement between the parties, payments from the Company which, depending on actual net sales in the United States and Puerto Rico, are based on an agreed percentage of either United States and Puerto Rico actual net sales or an agreed minimum sales threshold for the territory.

The Company will continue to sell ACTONEL and ATELVIA products with Sanofi in accordance with its obligations under the Collaboration Agreement until the termination of the Collaboration Agreement on

January 1, 2015, at which time all of Sanofi’s rights under the Collaboration Agreement will revert to the Company. Thereafter, the Company will have the sole right to market and promote ACTONEL and ATELVIA on a global basis, excluding Japan.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized net sales, other revenue and co-promotion expenses as follows:

	Year Ended December 31,
(dollars in millions)	2012	2011	2010
Net sales
ACTONEL	$463	$694	$934
ATELVIA	72	33	5
Other revenue
ACTONEL	56	77	93
Co-promotion expense
ACTONEL / ATELVIA	227	231	302

9. Inventories

Inventories consisted of the following:

	As of December 31, 2012	As of December 31, 2011
Finished goods	$57	$61
Work-in-progress / Bulk	26	35
Raw materials	30	23

Total	$113	$119

Total inventories are net of $22 and $15 related to inventory obsolescence reserves as of December 31, 2012 and December 31, 2011, respectively.

Product samples are stated at cost ($8 and $12 as of December 31, 2012 and December 31, 2011, respectively) and are included in prepaid expenses and other current assets.

10. Property, Plant and Equipment, net

Property, plant and equipment, net, consisted of the following:

	Land and buildings	Plant and machinery	Computer equipment and software	Furniture and fixtures	Aircraft	Automobiles	Construction in-progress	Total
Cost
As of December 31, 2011	$131	80	73	9	22	3	23	$341
Additions, including non-cash	5	13	13	4	31	—	(6)	60
Disposals / transfers	(3)	(5)	(2)	(1)	—	(1)	—	(12)
Transfer to assets held for sale	—	—	—	—	(22)	—	—	(22)
Currency translation	1	1	—	—	—	—	—	2

As of December 31, 2012	$134	89	84	12	31	2	17	$369

Accumulated Depreciation
As of December 31, 2011	$34	38	46	4	3	1	—	$126
Additions	9	10	18	2	2	1	—	42
Disposals/transfers	(2)	(5)	(2)	(1)	—	(1)	—	(11)
Transfer to assets held for sale	—	—	—	—	(5)	—	—	(5)
Currency translation	1	—	—	—	—	—	—	1

As of December 31, 2012	$42	43	62	5	—	1	—	$153

Net Book Value as of December 31, 2012	$92	46	22	7	31	1	17	$216

Depreciation expense was $42, $39 and $35 in the years ended December 31, 2012, 2011 and 2010, respectively. Also included in the year ended December 31, 2011 was $23 relating to the write-down of property, plant and equipment relating to the repurposing of the Company’s Manati facility.

11. Goodwill and Intangible Assets

The Company’s goodwill and a trademark have been deemed to have indefinite lives and are not amortized. The Company’s acquired intellectual property, licensing agreements and certain trademarks that do not have indefinite lives are being amortized on either an economic benefit model, which typically results in accelerated amortization, or a straight-line basis over their useful lives not to exceed 15 years. The Company’s intangible assets as of December 31, 2012 consisted of the following:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite-lived intangible assets
ASACOL / DELZICOL product family	$1,849	$742	$1,107
ENABLEX	506	252	254
ATELVIA	241	31	210
ACTONEL	525	413	112
ESTRACE Cream	411	343	68
Other products	1,485	1,449	36

Total definite-lived intangible assets	5,017	3,230	1,787

Indefinite-lived intangible assets
Trademark	30	—	30

Total intangible assets, net	$5,047	$3,230	$1,817

Aggregate amortization expense related to intangible assets was $498, $596 and $653 for the years ended December 31, 2012, 2011 and 2010, respectively. The Company continuously reviews its products’ remaining useful lives based on each product’s estimated future cash flows. The Company may incur material impairment charges or accelerate the amortization of certain intangible assets based on triggering events that reduce expected future cash flows, including those events relating to the launch of a generic equivalent of the Company’s product prior to the expiration of the related patent. Based on the Company’s review of future cash flows, the Company recorded an impairment charge in the year ended December 31, 2012 of $106, $101 of which was attributable to the impairment of the Company’s DORYX intangible asset following the April 30, 2012 decision of the U.S. District Court for the District of New Jersey holding that neither Mylan’s nor Impax’s proposed generic version of DORYX 150 infringed the ’161 Patent and Mylan’s subsequent introduction of a generic product in early May 2012. For a discussion of the DORYX patent litigation and the Company’s other ongoing patent litigation, refer to “Note 16.”

Estimated amortization expense based on current forecasts (excluding indefinite-lived intangible assets) for each of the next five years is as follows:

Amortization
2013	$439
2014	369
2015	291
2016	186
2017	157
Thereafter	345

$1,787

12. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31, 2012	As of December 31, 2011
Product rebate accruals (commercial and government)	$269	$364
Sales return reserves	118	131
ACTONEL co-promotion liability	49	97
Customer loyalty and coupon programs	47	47
Payroll, commissions, and employee costs	35	41
Severance accruals(1)	31	32
Interest payable	29	29
Professional fees	17	17
Withholding taxes	12	13
Obligations under product licensing and distribution agreements	10	9
Liabilities related to dividends declared	7	1
R&D expense accruals	4	9
Advertising and promotion	4	1
Deferred income	3	3
Other	33	25

Total	$668	$819

(1)	Severance liabilities included as a component of other non-current liabilities as of December 31, 2012 and 2011 totaled $1 and $10, respectively.

13. Indebtedness

Senior Secured Credit Facilities

On March 17, 2011, Warner Chilcott Holdings Company III, Limited (“Holdings III”), WC Luxco S.à r.l. (the “Luxco Borrower”), Warner Chilcott Corporation (“WCC” or the “US Borrower”) and Warner Chilcott Company, LLC (“WCCL” or the “PR Borrower,” and together with the Luxco Borrower and the US Borrower, the “Borrowers”) entered into a new credit agreement (the “Credit Agreement”) with a syndicate of lenders (the “Lenders”) and Bank of America, N.A. as administrative agent, in order to refinance the Company’s Prior Senior Secured Credit Facilities (as defined below). Pursuant to the Credit Agreement, the Lenders provided senior secured credit facilities (the “Initial Senior Secured Credit Facilities”) in an aggregate amount of $3,250 comprised of (i) $3,000 in aggregate term loan facilities and (ii) a $250 revolving credit facility available to all Borrowers (the “Revolving Credit Facility”). The term loan facilities were initially comprised of (i) a $1,250 Term A Loan Facility (the “Term A Loan”) and (ii) a $1,750 Term B Loan Facility consisting of an $800 Term B-1 Loan, a $400 Term B-2 Loan and a $550 Term B-3 Loan (together, the “Initial Term B Loans”). The proceeds of these term loans, together with approximately $279 of cash on hand, were used to make an optional prepayment of $250 in aggregate term loans under the Prior Senior Secured Credit Facilities, repay the remaining $2,969 in aggregate term loans outstanding under the Prior Senior Secured Credit Facilities, terminate the Prior Senior Secured Credit Facilities and pay certain related fees, expenses and accrued interest. In January 2013, the Company made an optional prepayment of $150 of its term loan indebtedness under the Senior Secured Credit Facilities.

On August 20, 2012, Holdings III and the Borrowers entered into an amendment to the Credit Agreement, pursuant to which the Lenders provided additional term loans in an aggregate principal amount of $600 (the “Additional Term Loan Facilities” and, together with the Initial Senior Secured Credit Facilities, the “Senior Secured Credit Facilities”), which, together with cash on hand, were used to fund the 2012 Special Dividend and to pay related fees and expenses. The Additional Term Loan Facilities were comprised of (i) a $250 Term B-4 Loan Facility and a $50 Term B-5 Loan Facility (collectively, the “Term B-4/5 Loan”) and (ii) a $300 Additional Term B-1 Loan Facility (the “Additional Term B-1 Loan”).

The Term A Loan matures on March 17, 2016 and bears interest at LIBOR plus 3.00%, with a LIBOR floor of 0.75%, each of the Initial Term B Loans and the Additional Term B-1 Loan matures on March 15, 2018 and bears interest at LIBOR plus 3.25%, with a LIBOR floor of 1.00%, and the Term B-4/5 Loan matures on August 20, 2017 and bears interest at LIBOR plus 3.00%, with no LIBOR floor. The Revolving Credit Facility matures on March 17, 2016 and includes a $20 sublimit for swing line loans and a $50 sublimit for the issuance of standby letters of credit. Any swing line loans and letters of credit would reduce the available commitment under the Revolving Credit Facility on a dollar-for-dollar basis. Loans drawn under the Revolving Credit Facility bear interest at LIBOR plus 3.00%, and letters of credit issued under the Revolving Credit Facility are subject to a fee equal to 3.00% per annum on the amounts thereof. The Borrowers are also required to pay a commitment fee on the unused commitments under the Revolving Credit Facility at a rate of 0.75% per annum, subject to leverage-based step-downs.

The loans and other obligations under the Senior Secured Credit Facilities (including in respect of hedging agreements and cash management obligations) are (i) guaranteed by Holdings III and substantially all of its subsidiaries (subject to certain exceptions and limitations) and (ii) secured by substantially all of the assets of the Borrowers and each guarantor (subject to certain exceptions and limitations). In addition, the Senior Secured Credit Facilities contain (i) customary provisions related to mandatory prepayment of the loans thereunder with (a) 50% of excess cash flow, as defined, subject to a leverage-based step-down and (b) the proceeds of asset sales or casualty events (subject to certain limitations, exceptions and reinvestment rights) and the incurrence of certain additional indebtedness and (ii) certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, loans and investments, acquisitions, dividends and other restricted payments, transactions with affiliates, asset dispositions, mergers and consolidations, prepayments, redemptions and repurchases of other indebtedness and other matters customarily restricted in such agreements and, in each case, subject to certain exceptions. The excess cash flow mandatory prepayment provisions under the Senior Secured Credit Facilities commence with the year ending December 31, 2013 and, among other things, provide for the reduction, on a dollar-for-dollar basis, of the amount of any excess cash flow-based mandatory prepayment for a particular year by the amount of the Company’s optional prepayments of the Senior Secured Credit Facilities in such year. For the years ended December 31, 2012 and 2011, the Company was not obligated to make any excess cash flow-based mandatory prepayments under the Senior Secured Credit Facilities.

As of December 31, 2012, Holdings III was in compliance with all covenants under the Senior Secured Credit Facilities. During the year ended December 31, 2012, the Company made optional prepayments in an aggregate amount of $350 of term loans under its Senior Secured Credit Facilities. As of December 31, 2012, there were letters of credit totaling $2 outstanding. As a result, the Company had $248 available under the Revolving Credit Facility as of December 31, 2012.

The Senior Secured Credit Facilities specify certain customary events of default including, without limitation, non-payment of principal or interest, violation of covenants, breaches of representations and warranties in any material respect, cross default or cross acceleration of certain other material indebtedness, material judgments and liabilities, certain Employee Retirement Income Security Act events and invalidity of guarantees and security documents under the Senior Secured Credit Facilities.

The fair value as of December 31, 2012 and 2011 of the Company’s debt outstanding under its Senior Secured Credit Facilities, as determined in accordance with ASC Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) under Level 2 based upon quoted prices for similar items in active markets, was approximately $2,744 ($2,718 book value) and $2,601 ($2,605 book value), respectively.

Prior Senior Secured Credit Facilities (Refinanced in full in March 2011)

On October 30, 2009, in connection with the PGP Acquisition, Holdings III, the Luxco Borrower, WCC and WCCL entered into a credit agreement with Credit Suisse AG, Cayman Islands Branch, as administrative agent and lender, and the other lenders and parties thereto pursuant to which the lenders provided senior secured credit facilities in an aggregate amount of $3,200 (the “Prior Senior Secured Credit Facilities”). The Prior Senior Secured Credit Facilities initially consisted of $2,600 of term loans, a $250 revolving credit facility and a $350 delayed-draw term loan facility. On December 16, 2009, the Borrowers entered into an amendment pursuant to which the lenders agreed to provide additional term loans of $350, and the delayed-draw term loan facility was terminated. The additional term loans were used to finance, together with cash on hand, the repurchase or redemption (as described below) of any and all of the Company’s then-outstanding 8.75% senior subordinated notes due 2015. On August 20, 2010, Holdings III and the Borrowers entered into a subsequent amendment pursuant to which the lenders provided additional term loans in an aggregate principal amount of $1,500 which, together with the proceeds from the issuance of $750 aggregate principal amount of the Company’s 7.75% Notes (defined below), were used to fund the 2010 Special Dividend, and to pay related fees and expenses. In the first quarter of 2011, the Company made optional prepayments of $450 of its term loan indebtedness under its Prior Senior Secured Credit Facilities, of which $250 was funded in connection with the Company’s entry into the Initial Senior Secured Credit Facilities as described above.

7.75% Notes

On August 20, 2010, the Company and certain of the Company’s subsidiaries entered into an indenture (the “Indenture”) with Wells Fargo Bank, National Association, as trustee, in connection with the issuance by WCCL and Warner Chilcott Finance LLC (together, the “Issuers”) of $750 aggregate principal amount of 7.75% senior notes due 2018 (the “7.75% Notes”). The 7.75% Notes are unsecured senior obligations of the Issuers, guaranteed on a senior basis by the Company and its subsidiaries that guarantee obligations under the Senior Secured Credit Facilities, subject to certain exceptions. The 7.75% Notes will mature on September 15, 2018. Interest on the 7.75% Notes is payable on March 15 and September 15 of each year, and the first payment was made on March 15, 2011.

On September 29, 2010, the Issuers issued an additional $500 aggregate principal amount of 7.75% Notes at a premium of $10. The proceeds from the issuance of the additional 7.75% Notes were used by the Company to fund its $400 upfront payment in connection with the ENABLEX Acquisition, which closed on October 18, 2010, and for general corporate purposes. The additional 7.75% Notes constitute a part of the same series, and have the same guarantors, as the 7.75% Notes that the Issuers issued in August 2010. The $10 premium received was added to the face value of the 7.75% Notes and is being amortized over the life of the 7.75% Notes as a reduction to reported interest expense.

The Indenture contains restrictive covenants that limit, among other things, the ability of each of Holdings III, and certain of Holdings III’s subsidiaries, to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, repurchase subordinated debt and common and preferred stock, make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates. The Indenture also contains customary events of default which would permit the holders of the 7.75% Notes to declare those 7.75% Notes to be immediately due and payable if not cured within applicable grace periods, including the failure to make timely payments on the 7.75% Notes or other material indebtedness, the failure to comply with covenants, and specified events of bankruptcy and insolvency. As of December 31, 2012, Holdings III was in compliance in with all covenants under the Indenture.

The fair value of the Company’s outstanding 7.75% Notes ($1,250 book value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $1,325 and $1,278 as of December 31, 2012 and 2011, respectively.

8.75% Notes (Redeemed in full in February 2010)

On January 18, 2005, WCC issued $600 aggregate principal amount of 8.75% senior subordinated notes due 2015 (the “8.75% Notes”). The 8.75% Notes were guaranteed on a senior subordinated basis by the Company and certain of the Company’s subsidiaries. Interest payments on the 8.75% Notes were due semi-annually in arrears on each February 1 and August 1.

On December 15, 2009, WCC commenced a cash tender offer pursuant to an Offer to Purchase and Consent Solicitation (the “Offer to Purchase”) for any and all of its $380 aggregate principal amount of 8.75% Notes then outstanding. Pursuant to the Offer to Purchase, WCC purchased (i) $291 aggregate principal amount of the 8.75% Notes in December 2009 for a total price of $304 (104.75% of the principal amount), plus accrued and unpaid interest and (ii) approximately $2 aggregate principal amount of the 8.75% Notes in January 2010. On February 1, 2010, WCC redeemed all of the remaining outstanding 8.75% Notes in accordance with the indenture governing the 8.75% Notes at a premium of $4.

Components of Indebtedness

As of December 31, 2012 and 2011, the Company’s outstanding debt included the following:

	Current Portion as of December 31, 2012	Long-Term Portion as of December 31, 2012	Total Outstanding as of December 31, 2012
Revolving Credit Facility under the Senior Secured Credit Facilities	$—	$—	$—
Term loans under the Senior Secured Credit Facilities	178	2,540	2,718
7.75% Notes (including $7 unamortized premium)	1	1,256	1,257

Total	$179	$3,796	$3,975

	Current Portion as of December 31, 2011	Long-Term Portion as of December 31, 2011	Total Outstanding as of December 31, 2011
Revolving Credit Facility under the Senior Secured Credit Facilities	$—	$—	$—
Term loans under the Senior Secured Credit Facilities	184	2,421	2,605
7.75% Notes (including $8 unamortized premium)	1	1,257	1,258

Total	$185	$3,678	$3,863

As of December 31, 2012, scheduled mandatory principal repayments of long-term debt in each of the five years ending December 31, 2013 through 2017 and thereafter were as follows:

Year Ending December 31,	Aggregate Maturities
2013	$178
2014	201
2015	246
2016	91
2017	83
Thereafter	3,169

Total long-term debt to be settled in cash	$3,968
7.75% Notes unamortized premium	7

Total long-term debt	$3,975

14. Stock-Based Compensation Plans

The Company applied the provisions of ASC 718 during all periods presented. The Company’s stock-based compensation, including grants of non-qualified time-based vesting options to purchase ordinary shares and grants of time-based and performance-based vesting restricted ordinary shares and their equivalents, is measured at fair value on the date of grant and is recognized in the statement of operations as compensation expense over the applicable vesting periods. For purposes of computing the amount of stock-based compensation attributable to time-based vesting options and time-based vesting restricted ordinary shares (and their equivalents) expensed in any period, the Company treats such equity grants as serial grants with separate vesting dates. This treatment results in accelerated recognition of share-based compensation expense whereby 52% of the compensation is recognized in year one, 27% is recognized in year two, 15% is recognized in year three, and 6% is recognized in the final year of vesting. The Company treats performance-based vesting restricted ordinary share grants and their equivalent as vesting evenly over a four year vesting period, subject to the achievement of annual performance targets.

Total stock-based compensation expense recognized for the years ended December 31, 2012, 2011 and 2010 was $24, $22 and $21 (related tax benefits were $6, $6 and $6, respectively), respectively. Unrecognized future stock-based compensation expense was $27 as of December 31, 2012. This amount will be recognized as an expense over a remaining weighted average period of 1.2 years. On August 21, 2009, the Company registered 17,284,730 of its ordinary shares for issuance under the Warner Chilcott Equity Incentive Plan (the “Plan”), plus an indeterminate number of additional shares to prevent dilution resulting from stock splits, stock dividends or similar transactions. As a result of the payment by the Company of the 2010 Special Dividend and the 2012

Special Dividend, the Compensation Committee of the Company’s Board of Directors approved adjustments, pursuant to the terms of the Plan, to the number of shares available for issuance. The adjustments increased the number of shares available for issuance under the Plan by 3,057,392 and 2,265,580 shares, respectively, effective March 2011 and August 2012, and these shares are deemed to be registered pursuant to the registration statement filed by the Company on August 21, 2009.

The Company has granted equity-based incentives to its employees comprised of restricted ordinary shares, and their equivalent, and non-qualified options to purchase ordinary shares. All restricted ordinary shares, and their equivalent (whether time-based vesting or performance-based vesting), are granted and expensed, using the closing market price per share on the applicable grant date, over a four year vesting period. Non-qualified options to purchase ordinary shares are granted to employees at exercise prices per share equal to the closing market price per share on the date of grant. The fair value of non-qualified options is determined on the applicable grant dates using the Black-Scholes method of valuation and that amount is recognized as an expense over the four year vesting period.

In establishing the value of the options on each grant date, the Company uses its actual historical volatility for its ordinary shares to estimate the expected volatility at each grant date. Beginning in September 2012, the dividend yield is calculated on the day of grant using the annual expected dividend under the Dividend Policy of $0.50 per share divided by the closing stock price on that given day. The options have a term of ten years. The Company assumes that the options will be exercised, on average, in six years. Using the Black-Scholes valuation model, the fair value of the options is based on the following assumptions:

	2012 Grants	2011 Grants	2010 Grants
Dividend yield	0 – 4.15%	None	None
Expected volatility	38.00 – 40.00%	35.00 – 38.00%	35.00%
Risk-free interest rate	1.76 – 1.87%	1.87 – 3.57%	2.52 – 3.83%
Expected term (years)	6.00	6.00	6.00

The weighted average remaining contractual term of all outstanding options to purchase ordinary shares granted was 6 years as of December 31, 2012.

The following is a summary of equity award activity for unvested restricted ordinary shares, and their equivalent, in the period from December 31, 2011 through December 31, 2012:

	Restricted Share Grants (and their equivalent)
(in thousands except per share amounts)	Shares	Weighted Average Fair Value per share on Grant Date
Unvested restricted ordinary shares, and their equivalent, at December 31, 2011	1,489	$23.05
Granted shares	1,861	16.75
Vested shares	(474)	21.72
Forfeited shares	(359)	20.31

Unvested restricted ordinary shares, and their equivalent, at December 31, 2012	2,517	$19.03

As a result of the 2012 Special Dividend, the exercise prices of the Company’s outstanding non-qualified options to purchase ordinary shares issued under the Plan were adjusted by the Compensation Committee of the Company’s Board of Directors pursuant to the Plan to reflect the impact of the recapitalization. As a result, the Company lowered the exercise price of each option outstanding on August 31, 2012 by $3.52. This adjustment did not result in any material additional stock-based compensation expense in the year ended December 31, 2012 as the fair value of the outstanding options immediately following the payment of the 2012 Special Dividend was lower than the fair value immediately prior for most of the grants outstanding.

The following is a summary of equity award activity for non-qualified options to purchase ordinary shares in the period from December 31, 2011 through December 31, 2012:

	Options to Purchase Ordinary Shares
(in thousands except per option amounts)	Options	Weighted Average Fair Value per Option on Grant Date	Weighted Average Exercise Price per Option
Balance at December 31, 2011	6,846	$5.57	$13.13
Re-pricing impact	—	—	(3.42)

Adjusted Balance at December 31, 2011	6,846	5.57	9.71
Granted options	1,072	6.11	12.85
Exercised options	(988)	4.63	5.52
Forfeited options	(1,125)	3.19	12.29

Balance at December 31, 2012	5,805	$6.29	$10.50

Vested and exercisable at December 31, 2012	3,424	$5.38	$8.84

The intrinsic value of non-qualified options to purchase ordinary shares is calculated as the difference between the closing price of the Company’s ordinary shares and the exercise price of the non-qualified options to purchase ordinary shares that had a strike price below the closing price. The total intrinsic value for the non-qualified options to purchase ordinary shares that are “in-the-money” as of December 31, 2012 was as follows:

(in thousands except per option and per share amounts)	Number of Options	Weighted Average Exercise Price per Option	Closing Stock Price per Share	Total Intrinsic Value
Balance outstanding at December 31, 2012	3,139	$5.89	$12.04	$19,305
Vested and exercisable at December 31, 2012	2,655	$6.45	$12.04	$14,841

15. Commitments and Contingencies

Purchase Commitments

The Company had a contingent purchase obligation in connection with a product acquired in 2003 (FEMHRT) which expired in the first quarter of 2010. Payments related to this product totaled $3 in the year ended December 31, 2010. The Company also has outstanding non-cancelable purchase commitments for inventories with multiple suppliers totaling $63 and commitments of $9 relating to certain capital expenditures, which are payable within one year. The Company also had commitments under its promotional arrangements based upon future results of operations, including fixed obligations under the Collaboration Agreement relating to the United States and Puerto Rico of $300.

Product Development Agreements

In July 2007, the Company entered into an agreement with Paratek Pharmaceuticals Inc. (“Paratek”) under which it acquired certain rights to novel tetracyclines under development for the treatment of acne and rosacea. The Company paid an up-front fee of $4 and agreed to reimburse Paratek for R&D expenses incurred during the term of the agreement. In September 2010, the Company made a $1 milestone payment to Paratek upon the achievement of a developmental milestone, which was included in R&D expenses in the year ended December 31, 2010. In June 2012, the Company made a $2 milestone payment to Paratek upon the achievement of a developmental milestone, which was included in R&D expenses in the year ended December 31, 2012. The Company may make additional payments to Paratek upon the achievement of certain developmental milestones that could aggregate up to $21. In addition, the Company agreed to pay royalties to Paratek based on the net sales, if any, of the products covered under the agreement.

In December 2008, the Company signed an agreement (the “Dong-A Agreement”) with Dong-A PharmTech Co. Ltd. (“Dong-A”), to develop and, if approved, market its orally-administered udenafil product, a PDE5 inhibitor for the treatment of erectile dysfunction (“ED”) in the United States. The Company paid $2 in connection with signing the Dong-A Agreement. In March 2009, the Company paid $9 to Dong-A upon the achievement of a developmental milestone related to the ED product under the Dong-A Agreement. The Company agreed to pay for all development costs incurred during the term of the Dong-A Agreement with respect to development of the ED product to be marketed in the United States, and the Company may make additional payments to Dong-A of up to $13 upon the achievement of contractually-defined milestones in relation to the ED product. In addition, the Company agreed to pay a profit-split to Dong-A based on operating profit (as defined in the Dong-A Agreement), if any, resulting from the commercial sale of the ED product.

In February 2009, the Company acquired the U.S. rights to Apricus Biosciences, Inc.’s (formerly NexMed, Inc.) (“Apricus”) topically applied alprostadil cream for the treatment of ED and a prior license agreement between the Company and Apricus relating to the product was terminated. Under the terms of the acquisition agreement, the Company paid Apricus an up-front payment of $3. The Company also agreed to make a milestone payment of $2 upon the FDA’s approval of the product’s New Drug Application. The Company continues to work to prepare its response to the non-approvable letter that the FDA delivered to Apricus in July 2008 with respect to the product.

In April 2010, the Company amended the Dong-A Agreement to add the right to develop, and if approved, market in the United States and Canada, Dong-A’s udenafil product for the treatment of lower urinary tract symptoms associated with Benign Prostatic Hyperplasia (“BPH”). As a result of this amendment, the Company made an up-front payment to Dong-A of $20 in April 2010, which was included in R&D expenses in the year ended December 31, 2010. Under the amendment, the Company may make additional payments to Dong-A in an aggregate amount of up to $25 upon the achievement of contractually-defined milestones in relation to the BPH product. These payments would be in addition to the potential milestone payments in relation to the ED product described above. The Company also agreed to pay Dong-A a percentage of net sales of the BPH product in the United States and Canada, if any.

The Company and Sanofi are parties to the Collaboration Agreement pursuant to which they co-develop and market ACTONEL on a global basis, excluding Japan. ATELVIA, the Company’s risedronate sodium delayed-release product launched in January 2011 and currently sold in the United States and Canada, is also marketed pursuant to the Collaboration Agreement. See “Note 8” for additional information related to the Collaboration Agreement.

Other Commitments and Contingencies

In March 2012, the Company’s Fajardo, Puerto Rico manufacturing facility received a warning letter from the FDA. The warning letter raised certain violations of current Good Manufacturing Practices originally identified in a Form 483 observation letter issued by the FDA after an inspection of the Company’s Fajardo facility in June and July 2011. More specifically, the warning letter indicated that the Company failed to conduct a comprehensive evaluation of its corrective actions to ensure that certain stability issues concerning OVCON 50 were adequately addressed. In addition, the FDA cited the Company’s stability issues with OVCON 50 and the Company’s evaluation of certain other quality data, in expressing its general concerns with respect to the performance of the Company’s Fajardo quality control unit.

The Company takes these matters seriously and submitted a written response to the FDA in April 2012. Following its receipt of the Form 483 observation letter, the Company immediately initiated efforts to address the issues identified by the FDA and has been working diligently to resolve the FDA’s concerns. Until the cited issues are resolved, the FDA will likely withhold approval of requests for, among other things, pending drug applications listing the Fajardo facility. At this time, the Company does not expect that the warning letter will have a material adverse effect on the Company’s existing business, financial condition, results of operations or cash flows. However, the Company can give no assurances that the FDA will be satisfied with its response to the warning letter or as to the expected date of the resolution of the matters included in the warning letter.

16. Legal Proceedings

General Matters

The Company is involved in various legal proceedings in the normal course of its business, including product liability litigation, intellectual property litigation, employment litigation and other litigation. The outcome of such litigation is uncertain, and the Company may from time to time enter into settlements to resolve such litigation that could result, among other things, in the sale of generic versions of the Company’s products prior to the expiration of its patents.

The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable. The Company maintains insurance with respect to potential litigation in the normal course of its business based on its consultation with its insurance consultants and outside legal counsel, and in light of current market conditions, including cost and availability. The Company is responsible for any losses from such litigation that are not covered under its litigation insurance.

The following discussion is limited to the Company’s material on-going legal proceedings:

Product Liability Litigation

Hormone Therapy Product Liability Litigation

Approximately 721 product liability suits, including some with multiple plaintiffs, have been filed against, or tendered to, the Company related to its hormone therapy (“HT”) products, FEMHRT, ESTRACE, ESTRACE Cream and medroxyprogesterone acetate. Under the purchase and sale agreement pursuant to which the Company acquired FEMHRT from Pfizer Inc. (“Pfizer”) in 2003, the Company agreed to assume certain product liability exposure with respect to claims made against Pfizer after March 5, 2003 and tendered to the Company relating to FEMHRT products. The cases are in the early stages of litigation and the Company is in the process of analyzing and investigating the individual complaints.

The lawsuits were likely triggered by the July 2002 and March 2004 announcements by the National Institute of Health (“NIH”) of the terminations of two large-scale randomized controlled clinical trials, which were part of the Women’s Health Initiative (“WHI”), examining the long-term effect of HT on the prevention of coronary heart disease and osteoporotic fractures, and any associated risk for breast cancer in postmenopausal women. In the case of the trial terminated in 2002, which examined combined estrogen and progestogen therapy (the “E&P Arm of the WHI Study”), the safety monitoring board determined that the risks of long-term estrogen and progestogen therapy exceeded the benefits, when compared to a placebo. WHI investigators found that combined estrogen and progestogen therapy did not prevent heart disease in the study subjects and, despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke, blood clots and dementia. In the trial terminated in 2004, which examined estrogen therapy, the trial was ended one year early because the NIH did not believe that the results were likely to change in the time remaining in the trial and that the increased risk of stroke could not be justified for the additional data that could be collected in the remaining time. As in the E&P Arm of the WHI Study, WHI investigators again found that estrogen only therapy did not prevent heart disease and, although study subjects experienced fewer hip fractures and no increase in the incidence of breast cancer compared to subjects randomized to placebo, there was an increased incidence of stroke and blood clots in the legs. The estrogen used in the WHI study was conjugated equine estrogen and the progestin was medroxyprogesterone acetate, the compounds found in Premarin ® and Prempro ® , products marketed by Wyeth (now a part of Pfizer). Numerous lawsuits were filed against Wyeth, as well as against other manufacturers of HT products, after the publication of the summary of the principal results of the E&P Arm of the WHI Study.

Approximately 80% of the complaints filed against, or tendered to, the Company did not specify the HT drug alleged to have caused the plaintiff’s injuries. These complaints broadly allege that the plaintiff suffered injury as a result of an HT product. The Company has sought the dismissal of lawsuits that, after further investigation, do not involve any of its products. The Company has successfully reduced the number of HT suits it will have to defend. Of the approximately 721 suits that were filed against, or tendered to, the Company, 552 have been dismissed and 94 involving ESTRACE have been successfully tendered to Bristol-Myers Squibb Company (“Bristol-Myers”) pursuant to an indemnification provision in the asset purchase agreement pursuant to which the Company acquired ESTRACE. The purchase agreement included an indemnification agreement whereby Bristol-Myers indemnified the Company for product liability exposure associated with ESTRACE products that were shipped prior to July 2001. The Company has forwarded an agreed upon dismissal notice in the one remaining case involving medroxyprogesterone acetate, a generic HT product formerly sold by the Company. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the potential loss, or range of loss, if any, to the Company relating to these proceedings is not possible at this time.

ACTONEL Product Liability Litigation

The Company is a defendant in approximately 246 cases and a potential defendant with respect to approximately 354 unfiled claims involving a total of approximately 608 plaintiffs and potential plaintiffs relating to the Company’s bisphosphonate prescription drug ACTONEL. The claimants allege, among other things, that ACTONEL caused them to suffer osteonecrosis of the jaw (“ONJ”), a rare but serious condition that involves severe loss or destruction of the jawbone, and/or atypical fractures of the femur. All of the cases have been filed in either federal or state courts in the United States. The Company is in the initial stages of discovery in these litigations. The 354 unfiled claims involve potential plaintiffs that have agreed, pursuant to a tolling agreement, to postpone the filing of their claims against the Company in exchange for the Company’s agreement to suspend the statutes of limitations relating to their potential claims. In addition, the Company is aware of four purported product liability class actions that were brought against the Company in provincial courts in Canada alleging, among other things, that ACTONEL caused the plaintiffs and the proposed class members who ingested ACTONEL to suffer atypical fractures or other side effects. It is expected that these plaintiffs will seek class certification. The Company is reviewing these lawsuits and potential claims and intends to defend these claims vigorously.

Sanofi, which co-promotes ACTONEL with the Company on a global basis pursuant to the Collaboration Agreement, is a defendant in many of the Company’s ACTONEL product liability cases. In some of the cases, manufacturers of other bisphosphonate products are also named as defendants. Plaintiffs have typically asked for unspecified monetary and injunctive relief, as well as attorneys’ fees. The Company cannot at this time predict the outcome of these lawsuits and claims or their financial impact. Under the Collaboration Agreement, Sanofi has agreed to indemnify the Company, subject to certain limitations, for 50% of the losses from any product liability claims in Canada relating to ACTONEL and for 50% of the losses from any product liability claims in the United States and Puerto Rico relating to ACTONEL brought prior to April 1, 2010, which would include approximately 90 claims relating to ONJ and other alleged injuries that were pending as of March 31, 2010 and not subsequently dismissed. Pursuant to the April 2010 amendment to the Collaboration Agreement, the Company will be fully responsible for any product liability claims in the United States and Puerto Rico relating to ACTONEL brought on or after April 1, 2010. The Company may be liable for product liability, warranty or similar claims in relation to PGP products, including ONJ-related claims that were pending as of the closing of the PGP Acquisition. The Company’s agreement with P&G provides that P&G will indemnify the Company, subject to certain limits, for 50% of the Company’s losses from any such claims, including approximately 88 claims relating to ONJ and other alleged injuries, pending as of October 30, 2009 and not subsequently dismissed.

The Company currently maintains product liability insurance coverage for claims aggregating between $30 and $170, subject to certain terms, conditions and exclusions, and is otherwise responsible for any losses from such claims. The terms of the Company’s current and prior insurance programs vary from year to year and the Company’s insurance may not apply to, among other things, damages or defense costs related to the above mentioned HT or ACTONEL-related claims, including any claim arising out of HT or ACTONEL products with labeling that does not conform completely to FDA approved labeling. It is impossible to predict with certainty the outcome of any litigation, and the Company can offer no assurance as to the likelihood of an unfavorable outcome in any of these matters. An estimate of the potential loss, or range of loss, if any, to the Company relating to these proceedings is not possible at this time.

Gastroenterology Patent Matters

ASACOL HD

In September 2011, the Company received a Paragraph IV certification notice letter from Zydus Pharmaceuticals USA, Inc. (together with its affiliates, “Zydus”) indicating that Zydus had submitted to the FDA an Abbreviated New Drug Application (“ANDA”) seeking approval to manufacture and sell a generic version of the Company’s ASACOL 800 mg product (“ASACOL HD”). Zydus contends that the Company’s U.S. Patent No. 6,893,662, expiring in November 2021 (the “‘662 Patent”), is invalid and/or not infringed. In addition, Zydus indicated that it had submitted a Paragraph III certification with respect to Medeva Pharma Suisse AG’s (“Medeva”) U.S. Patent No. 5,541,170 (the “‘170 Patent”) and U.S. Patent No. 5,541,171 (the “‘171 Patent”), formulation and method patents which the Company exclusively licenses from Medeva covering the Company’s ASACOL products, consenting to the delay of FDA approval of the ANDA product until the ‘170 Patent and the ‘171 Patent expire in July 2013. In November 2011, the Company filed a lawsuit against Zydus in the U.S. District Court for the District of Delaware charging Zydus with infringement of the ‘662 Patent. The lawsuit results in a stay of FDA approval of Zydus’ ANDA for 30 months from the date of the Company’s receipt of the Zydus notice letter, subject to prior resolution of the matter before the court. While the Company intends to vigorously defend the ‘662 Patent and pursue its legal rights, the Company can offer no assurance as to when the pending litigation will be decided, whether the lawsuit will be successful or that a generic equivalent of ASACOL HD will not be approved and enter the market prior to the expiration of the ‘662 Patent in 2021.

Osteoporosis Patent Matters

ACTONEL

ACTONEL Once-a-Week

In July 2004, PGP received a Paragraph IV certification notice letter from a subsidiary of Teva Pharmaceutical Industries, Ltd. (together with its subsidiaries “Teva”) indicating that Teva had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of PGP’s ACTONEL 35 mg product (“ACTONEL OaW”) . The notice letter contended that PGP’s U.S. Patent No. 5,583,122 (the “‘122 Patent”), a new chemical entity patent expiring in June 2014 (including a 6-month pediatric extension of regulatory exclusivity), was invalid, unenforceable or not infringed. In August 2004, PGP filed a patent lawsuit against Teva in the U.S. District Court for the District of Delaware charging Teva with infringement of the ‘122 Patent. In January 2006, Teva admitted patent infringement but alleged that the ‘122 Patent was invalid and, in February 2008, the District Court decided in favor of PGP and upheld the ‘122 Patent as valid and enforceable. In May 2009, the U.S. Court of Appeals for the Federal Circuit unanimously upheld the decision of the District Court.

Teva has received final approval from the FDA for its generic version of ACTONEL OaW and could enter the market as early as June 2014, following the expiration of the ‘122 Patent (including a 6-month pediatric extension of regulatory exclusivity). In addition, several other companies have submitted ANDAs to the FDA seeking approval to manufacture and sell generic versions of ACTONEL OaW, including Aurobindo Pharma Limited (“Aurobindo”), Mylan and Sun Pharma Global, Inc. (“Sun”). None of these additional ANDA filers challenged the validity of the ‘122 Patent, and as a result, the Company does not believe that any of the ANDA filers will be permitted to market their proposed generic versions of ACTONEL OaW prior to the expiration of the patent in June 2014 (including a 6-month pediatric extension of regulatory exclusivity). However, if any of these ANDA filers receive final approval from the FDA with respect to their ANDAs, such filers could also enter the market with a generic version of ACTONEL OaW following the expiration of the ‘122 Patent.

ACTONEL Once-a-Month

In August 2008, December 2008 and January 2009, PGP and Hoffman-La Roche Inc. (“Roche”) received Paragraph IV certification notice letters from Teva, Sun and Apotex Inc. and Apotex Corp. (together “Apotex”), indicating that each such company had submitted to the FDA an ANDA seeking approval to manufacture and sell generic versions of the ACTONEL 150 mg product (“ACTONEL OaM”). The notice letters contended that Roche’s U.S. Patent No. 7,192,938 (the “‘938 Patent”), a method patent expiring in November 2023 (including a 6-month pediatric extension of regulatory exclusivity) which Roche licensed to PGP with respect to ACTONEL OaM, was invalid, unenforceable or not infringed. PGP and Roche filed patent infringement suits against Teva in September 2008, Sun in January 2009 and Apotex in March 2009 in the U.S. District Court for the District of Delaware charging each with infringement of the ‘938 Patent. The lawsuits resulted in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of PGP’s and Roche’s receipt of notice, subject to the prior resolution of the matters before the court. The stay of approval of each of Teva’s, Sun’s and Apotex’s ANDAs has expired, and the FDA has tentatively approved Teva’s ANDA with respect to ACTONEL OaM. However, none of the defendants challenged the validity of the underlying ‘122 Patent, which covers all of the Company’s ACTONEL products, including ACTONEL OaM, and does not expire until June 2014 (including a 6-month pediatric extension of regulatory exclusivity). As a result, the Company does not believe that any of the defendants will be permitted to market their proposed generic versions of ACTONEL OaM prior to June 2014.

On February 24, 2010, the Company and Roche received a Paragraph IV certification notice letter from Mylan indicating that it had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of ACTONEL OaM. The notice letter contends that the ‘938 Patent, which expires in November 2023 and covers ACTONEL OaM, is invalid and/or will not be infringed. The Company and Roche filed a patent suit against Mylan in April 2010 in the U.S. District Court for the District of Delaware charging Mylan with infringement of the ‘938 Patent based on its proposed generic version of ACTONEL OaM. The lawsuit resulted in a stay of FDA approval of Mylan’s ANDA for 30 months from the date of the Company’s and Roche’s receipt of notice, subject to prior resolution of the matter before the court. The stay of approval of Mylan’s ANDA has now expired. Since Mylan did not challenge the validity of the underlying ‘122 Patent, which expires in June 2014 (including a 6-month pediatric extension of regulatory exclusivity) and covers all of the Company’s ACTONEL products, the Company does not believe that Mylan will be permitted to market its proposed ANDA product prior to the June 2014 expiration of the ‘122 Patent (including a 6-month pediatric extension of regulatory exclusivity).

In October, November and December 2010 and February 2011, the Company and Roche received Paragraph IV certification notice letters from Sun, Apotex, Teva and Mylan, respectively, indicating that each such company had amended its existing ANDA covering generic versions of ACTONEL OaM to include a Paragraph IV certification with respect to Roche’s U.S. Patent No. 7,718,634 (the “‘634 Patent”). The notice letters contended that the ‘634 Patent, a method patent expiring in November 2023 (including a 6-month pediatric extension of regulatory exclusivity) which Roche licensed to the Company with respect to ACTONEL OaM, was invalid, unenforceable or not infringed. The Company and Roche filed patent infringement suits against Sun and Apotex in December 2010, against Teva in January 2011 and against Mylan in March 2011 in the U.S. District Court for the District of Delaware charging each with infringement of the ‘634 Patent. The Company believes that no additional 30-month stay is available in these matters because the ‘634 Patent was listed in the FDA’s Orange Book subsequent to the date on which Sun, Apotex, Teva and Mylan filed their respective ANDAs with respect to ACTONEL OaM. However, the underlying ‘122 Patent, which covers all of the Company’s ACTONEL products, including ACTONEL OaM, does not expire until June 2014 (including a 6-month pediatric extension of regulatory exclusivity).

The Company and Roche’s actions against Teva, Apotex, Sun and Mylan for infringement of the ‘938 Patent and the ‘634 Patent arising from each such party’s proposed generic version of ACTONEL OaM were consolidated for all pretrial purposes, and a consolidated trial for those suits was previously expected to be held in July 2012. Following an adverse ruling in Roche’s separate ongoing patent infringement suit before the U.S. District Court for the District of New Jersey relating to its Boniva ® product, in which the court held that claims of the ‘634 Patent covering a monthly dosing regimen using ibandronate were invalid as obvious, Teva, Apotex, Sun and Mylan filed a motion for summary judgment in the Company’s ACTONEL OaM patent infringement litigation. In the motion, the defendants have sought to invalidate the asserted claims of the ‘938 Patent and ‘634 Patent, which cover a monthly dosing regimen using risedronate, on similar grounds. The previously scheduled trial has been postponed pending resolution of the new summary judgment motion. A hearing on Teva, Apotex, Sun and Mylan’s motions for summary judgment of invalidity and a separate motion by the Company and Roche for summary judgment of infringement took place on December 14, 2012.

To the extent that any ANDA filer also submitted a Paragraph IV certification with respect to U.S. Patent No. 6,165,513 covering ACTONEL OaM, the Company has determined not to pursue an infringement action with respect to this patent. While the Company and Roche intend to vigorously defend the ‘938 Patent and the ‘634 Patent and protect their legal rights, the Company can offer no assurance as to when the lawsuits will be decided, whether the lawsuits will be successful or that a generic equivalent of ACTONEL OaM will not be approved and enter the market prior to the expiration of the ‘938 Patent and the ‘634 Patent in 2023 (including, in each case, a 6-month pediatric extension of regulatory exclusivity).

ATELVIA

In August and October 2011 and March 2012, the Company received Paragraph IV certification notice letters from Watson Laboratories, Inc.—Florida (together with Actavis, Inc. (formerly Watson Pharmaceuticals, Inc.) and its subsidiaries, “Actavis”), Teva and Ranbaxy Laboratories Ltd. (together with its affiliates, “Ranbaxy”) indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of ATELVIA 35 mg tablets (“ATELVIA”). The notice letters contend that the Company’s U.S. Patent Nos. 7,645,459 (the “‘459 Patent”) and 7,645,460 (the “‘460 Patent”), two formulation and method patents expiring in January 2028, are invalid, unenforceable and/or not infringed. The Company filed a lawsuit against Actavis in October 2011, against Teva in November 2011 and against Ranbaxy in April 2012 in the U.S. District Court for the District of New Jersey charging each with infringement of the ‘459 Patent and ‘460 Patent. On August 21, 2012, the United States Patent and Trademark Office issued to the Company U.S. Patent No. 8,246,989 (the “‘989 Patent”), a formulation patent expiring in January 2026. The Company listed the ‘989 Patent in the FDA’s Orange Book, each of Actavis, Teva and Ranbaxy amended its Paragraph IV certification notice letter to contend that the ‘989 Patent is invalid and/or not infringed, and the Company amended its complaints against Actavis, Teva and Ranbaxy to assert the ‘989 Patent. The lawsuits result in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of the Company’s receipt of such defendant’s original notice letter, subject to prior resolution of the matter before the court. The Company does not believe that the amendment of its complaints against Actavis, Teva and Ranbaxy to assert the ‘989 Patent will result in any additional 30-month stay. In addition, none of the ANDA filers certified against the ‘122 Patent, which covers all of the Company’s ACTONEL and ATELVIA products and expires in June 2014 (including a 6-month pediatric extension of regulatory exclusivity).

While the Company intends to vigorously defend the ‘459 Patent, the ‘460 Patent and the ‘989 Patent and pursue its legal rights, the Company can offer no assurance as to when the lawsuits will be decided, whether such lawsuits will be successful or that a generic equivalent of ATELVIA will not be approved and enter the market prior to the expiration of the ‘989 Patent in 2026 and/or the ‘459 Patent and the ‘460 Patent in 2028.

Hormonal Contraceptive Patent Matters

LOESTRIN 24 FE

In April 2011, the Company received a Paragraph IV certification notice letter from Mylan, as U.S. agent for Famy Care Ltd. (“Famy Care”), indicating that Famy Care had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of the Company’s oral contraceptive, LOESTRIN 24 FE. The notice letter contends that the Company’s U.S. Patent No. 5,552,394 (the “‘394 Patent”), which covers LOESTRIN 24 FE and expires in 2014, is invalid, unenforceable or not infringed. In June 2011, the Company filed a lawsuit against Famy Care and Mylan in the U.S. District Court for the District of New Jersey charging each with infringement of the ‘394 Patent. The lawsuit results in a stay of FDA approval of Famy Care’s ANDA for 30 months from the date of the Company’s receipt of the Famy Care notice letter, subject to the prior resolution of the matter before the court. In January 2009, the Company entered into a settlement and license agreement with Actavis to resolve patent litigation related to the ‘394 Patent. Under the agreement, Actavis agreed, among other things, not to commence marketing its generic equivalent product until the earliest of (i) January 22, 2014, (ii) 180 days prior to a date on which the Company has granted rights to a third party to market a generic version of LOESTRIN 24 FE in the United States or (iii) the date on which a third party enters the market with a generic version of LOESTRIN 24 FE in the United States without authorization from the Company. In addition, under current law, unless Actavis forfeits its “first filer” status, the FDA may not approve later-filed ANDAs until 180 days following the date on which Actavis enters the market. However, the Company believes Actavis may have forfeited its “first filer” status as a result of its failure to obtain approval by the FDA of its ANDA within the requisite period. In October 2010, the Company also entered into a settlement and license agreement with Lupin Ltd. and its U.S. subsidiary, Lupin Pharmaceuticals, Inc. (collectively “Lupin”), to resolve patent litigation related to the ‘394 Patent. Under that agreement, Lupin and its affiliates agreed, among other things, not to market or sell a generic equivalent product until the earlier of July 22, 2014 (the date on which the ‘394 Patent expires) or the date of an “at-risk” entry into the U.S. market by a third party generic version of LOESTRIN 24 FE. While the Company intends to vigorously defend the ‘394 Patent and pursue its legal rights, it can offer no assurance that a generic equivalent of LOESTRIN 24 FE will not be approved and enter the market prior to the expiration of the ‘394 Patent in 2014.

LO LOESTRIN FE

In July 2011 and April 2012, the Company received Paragraph IV certification notice letters from Lupin and Actavis indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of the Company’s oral contraceptive, LO LOESTRIN FE. The notice letters contend that the ‘394 Patent and the Company’s U.S. Patent No. 7,704,984 (the “‘984 Patent”), which cover LO LOESTRIN FE and expire in 2014 and 2029, respectively, are invalid and/or not infringed. The Company filed a lawsuit against Lupin in September 2011 and against Actavis in May 2012 in the U.S. District Court for the District of New Jersey charging each with infringement of the ‘394 Patent and the ‘984 Patent. The Company has granted Lupin and Actavis covenants not to sue on the ‘394 Patent with regard to their ANDAs seeking approval for a generic version of LO LOESTRIN FE, and the court dismissed all claims concerning the ‘394 Patent in the Lupin and the Actavis litigations in December 2012 and February 2013, respectively. The lawsuits result in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of the Company’s receipt of such defendant’s notice letter, subject to the prior resolution of the matter before the court.

While the Company intends to vigorously defend the ‘984 Patent and pursue its legal rights, it can offer no assurance as to when the lawsuits will be decided, whether such lawsuits will be successful or that a generic equivalent of LO LOESTRIN FE will not be approved and enter the market prior to the expiration of the ‘984 Patent in 2029.

Dermatology Patent and Other Litigation Matters

DORYX Patent Litigation

In March 2009, the Company and Mayne Pharma International Pty. Ltd. (“Mayne”) received Paragraph IV certification notice letters from Impax and Mylan indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of DORYX 150. The notice letters contended that Mayne’s ‘161 Patent expiring in 2022 was not infringed. In March and May 2009, the Company and Mayne, which licenses the ‘161 Patent to the Company, filed lawsuits against Impax and Mylan, respectively, in the U.S. District Court for the District of New Jersey, charging each with infringement of the ‘161 Patent. The resulting 30-month stay of FDA approval of each of Mylan’s and Impax’s ANDAs with respect to DORYX 150 expired in September 2011. In advance of that stay’s expiration, the Company and Mayne filed a motion in the District Court for a preliminary injunction (“PI”) to prevent an “at-risk” launch by Mylan of its generic version of DORYX 150. On September 22, 2011, the District Court entered a PI against Mylan and, in connection therewith, required the Company and Mayne to post a bond in the amount of $36 (the “Bond”) in respect of damages, if any, that might result to Mylan should the PI later be determined to have been improvidently granted. The Company and Mayne posted the Bond and Mylan appealed the District Court’s grant of the PI to the U.S. Court of Appeals for the Federal Circuit. The Federal Circuit vacated the PI on December 12, 2011 due to the District Court’s failure to hold an evidentiary hearing, and suggested that the District Court consolidate such an evidentiary hearing with the trial and consider entry of a temporary restraining order (“TRO”) prohibiting Mylan from launching a generic version of DORYX 150 until the District Court rendered its decision on the merits.

In September 2011, the Company received FDA approval for a dual-scored DORYX 150 product, which today accounts for all but a de minimis amount of the Company’s DORYX net sales, and filed a citizen petition requesting that the FDA refrain from granting final approval to any DORYX 150 ANDA unless the ANDA filer’s product also adopts a dual-scored configuration and has the same labeling as the Company’s dual-scored DORYX 150 product. On February 8, 2012, the FDA denied the Company’s citizen petition and granted final approval to Mylan for its generic version of DORYX 150. As of February 15, 2013, Impax has not yet received final approval of its ANDA from the FDA with respect to DORYX 150 and has forfeited its “first filer” status.

The actions against Mylan and Impax were consolidated and a trial was held in early February 2012, during which Mylan agreed to the entry of the TRO. In entering the TRO, the District Court denied Mylan’s request that the Company post another bond or the Bond amount be increased from $36. On April 30, 2012, the District Court issued its opinion upholding the validity of the ‘161 Patent, but determining that neither Mylan’s nor Impax’s proposed generic version of DORYX 150 infringed the ‘161 Patent. The Company appealed the non-infringement determinations, and Impax and Mylan appealed the District Court’s denial of their attorney’s fees. On September 7, 2012, the Federal Circuit affirmed the District Court’s decision. The Company determined not to petition the panel for a rehearing and the Federal Circuit’s judgment issued on October 15, 2012.

As a consequence of the District Court’s April 30th ruling, Mylan entered the market with its FDA approved generic equivalent of DORYX 150 in early May 2012. Under settlement agreements previously entered into with Heritage Pharmaceuticals Inc. (“Heritage”) and Sandoz Inc. (“Sandoz”) in connection with their respective ANDA challenges, each of Heritage and Sandoz can market and sell a generic equivalent of DORYX 150 upon receipt of final FDA approval for its generic product.

The loss of exclusivity for DORYX 150 resulted in a significant decline in the Company’s DORYX 150 revenues in the year ended December 31, 2012. In addition, the Company recorded an impairment charge of $101 in the year ended December 31, 2012 related to its DORYX intangible asset. On November 9, 2012, Mylan made an application to the District Court seeking to recover damages under the Bond, alleging it was damaged from the District Court’s entry of injunctions prior to the District Court’s decision on the merits. The Company recorded a charge in the year ended December 31, 2012 in accordance with ASC 450, “Contingencies” in the amount of $6 in connection with the Federal Circuit’s judgment and Mylan’s application for damages. This charge represents the Company’s current estimate of the aggregate amount that is probable to be paid in connection with Mylan’s damages claim.

Although the Company intends to vigorously defend itself from Mylan’s damages claim, it is impossible to predict with certainty the outcome concerning Mylan’s application. The Company can offer no assurance that amounts actually paid will not be more than the amount recorded by the Company, or that an unfavorable outcome will not have an adverse and material impact on the Company’s results of operations and cash flows.

Other DORYX Litigation

In July 2012, Mylan filed a complaint against the Company and Mayne in the U.S. District Court for the Eastern District of Pennsylvania alleging that the Company and Mayne prevented or delayed Mylan’s generic competition to the Company’s DORYX products in violation of U.S. federal antitrust laws and tortiously interfered with Mylan’s prospective economic relationships under Pennsylvania state law. In the complaint, Mylan seeks unspecified treble and punitive damages and attorneys’ fees.

Following the filing of Mylan’s complaint, three putative class actions were filed against the Company and Mayne by purported direct purchasers, and one putative class action was filed against the Company and Mayne by purported indirect purchasers, each in the same court. In each case the plaintiffs allege that they paid higher prices for the Company’s DORYX products as a result of the Company’s and Mayne’s alleged actions preventing or delaying generic competition in violation of U.S. federal antitrust laws and/or state laws. Plaintiffs seek unspecified injunctive relief, treble damages and/or attorneys’ fees. The court consolidated the purported class actions and the action filed by Mylan and ordered that all the pending cases proceed on the same schedule. On October 1, 2012, the Company and Mayne moved to dismiss in their entirety the claims of Mylan and the direct purchasers. The Company and Mayne moved to dismiss the indirect purchaser plaintiff’s claims on October 31, 2012. Discovery is ongoing while the parties await the court’s decisions on the pending motions to dismiss. On November 21, 2012, the Federal Trade Commission filed with the court an amicus curiae brief supporting the plaintiffs’ theory of relief. On February 5, 2013, four members of the putative direct purchaser antitrust class filed in the same court a civil antitrust complaint in their individual capacities against the Company and Mayne regarding DORYX. The complaint recites similar facts and asserts similar legal claims and relief to those asserted in the related cases described above.

The Company intends to vigorously defend its rights in the litigations. However, it is impossible to predict with certainty the outcome of any litigation, and the Company can offer no assurance as to when the lawsuits will be decided, whether the Company will be successful in its defense and whether any additional similar suits will be filed. If these claims are successful such claims could adversely affect the Company and could have a material adverse effect on the Company’s business, financial condition, results of operation and cash flows. These proceedings are in the early stages of litigation, and an estimate of the potential loss, or range of loss, if any, to the Company relating to these proceedings is not possible at this time.

Bayer Patent Litigation

In August 2012, Bayer Pharma AG (together with its affiliates, “Bayer”) filed a complaint against the Company in the U.S. District Court for the District of Delaware alleging that the Company’s manufacture, use, offer for sale, and/or sale of its LO LOESTRIN FE oral contraceptive product infringes Bayer’s U.S. Patent No. 5,980,940. In the complaint, Bayer seeks injunctive relief and unspecified monetary damages for the alleged infringement. In December 2012, Bayer amended the complaint to add a claim seeking to invalidate the Company’s ‘984 Patent, which covers the LO LOESTRIN FE product.

On February 19, 2013, Bayer filed a complaint against the Company in the U.S. District Court for the District of Nevada alleging that the Company’s LOESTRIN 24 FE oral contraceptive product infringes Bayer’s U.S. Patent No. RE43,916. In the complaint, Bayer seeks unspecified monetary damages for the alleged infringement.

Although it is impossible to predict with certainty the outcome of any litigation, the Company believes that it has a number of strong defenses to the allegations in the complaints and intends to vigorously defend the litigations. These cases are in the early stages of litigation, and an estimate of the potential loss, or range of loss, if any, to the Company relating to these proceedings is not possible at this time.

False Claims Act Litigation

In December 2009, the Company was served with a civil complaint brought by an individual plaintiff in the U.S. District Court for the District of Massachusetts, purportedly on behalf of the United States, alleging that the Company and over 20 other pharmaceutical manufacturers violated the False Claims Act (“FCA”), 31 U.S.C. § 3729(a)(1)(A), (B), by submitting false records or statements to the federal government, thereby causing Medicaid to pay for unapproved or ineffective drugs. The plaintiff’s original complaint was filed under seal in 2002, but was not served on the Company until 2009. The complaint alleges that the Company submitted to the Centers for Medicare and Medicaid Services (“CMS”) false information regarding the safety and effectiveness of certain nitroglycerin transdermal products. The plaintiff alleges that CMS included these products in its list of reimbursable prescription drugs and that, as a consequence, federal Medicaid allegedly reimbursed state Medicaid programs for a portion of the cost of such products. The plaintiff asserts that from 1996 until 2003 the federal Medicaid program paid approximately $10 to reimburse the states for such nitroglycerin transdermal products. The complaint seeks, among other things, treble damages; a civil penalty of up to ten thousand dollars for each alleged false claim; and costs, expenses and attorneys’ fees.

The Company intends to defend this action vigorously and currently believes that the complaint lacks merit. The Company has a number of defenses to the allegations in the complaint and has, along with its co-defendants, filed a joint motion to dismiss the action, which was heard on November 8, 2012. A decision on the motion is expected in 2013. In addition, the United States has declined to intervene in this action with respect to the Company. Although it is impossible to predict with certainty the outcome of any litigation, an unfavorable outcome in these proceedings is not anticipated. An estimate of the potential loss, or range of loss, if any, to the Company relating to these proceedings is not possible at this time.

Governmental Investigations

Beginning in February 2012, the Company, along with several current and former non-executive employees in its sales organization and certain third parties, received subpoenas from the United States Attorney for the District of Massachusetts. The subpoena received by the Company seeks information and documentation relating to a wide range of matters, including sales and marketing activities, payments to people who are in a position to recommend drugs, medical education, consultancies, prior authorization processes, clinical trials, off-label use and employee training (including with respect to laws and regulations concerning off-label information and physician remuneration), in each case relating to all of the Company’s current key products. The Company is cooperating in responding to the subpoena but cannot predict or determine the impact of this inquiry on its future financial condition or results of operations.

17. Income Taxes

The Company operates in many tax jurisdictions including: Ireland, the United States, the United Kingdom, Puerto Rico, Germany, Switzerland, Canada and other Western European countries. The following table shows the principal reasons for the difference between the effective tax rate and the U.S. statutory income tax rate:

	Year Ended December 31,
	2012	2011	2010
U.S. statutory rate	35.0%	35.0%	35.0%

Income before income taxes	$495	$300	$307

Income tax provision at U.S. statutory rate	173	$105	$108
Meals and entertainment & other	8	11	7
Annual drug manufacturers’ fee	5	6	—
Effect of foreign tax rates, net	(93)	(31)	(43)
Non-deductible expenses in foreign jurisdictions	8	27	—
Tax reserves, including interest	(11)	10	36
U.S. state and local taxes	7	8	—
Tax credits	(4)	(7)	(3)
Valuation allowances	1	(5)	20
Withholding taxes	1	1	11
Other differences, net	(3)	4	—

Provision for income taxes	$92	$129	$136

Effective income tax rate	18.6%	43.0%	44.3%

The components of income before income taxes and the provision / (benefit) for income taxes are presented in the tables below:

	Year Ended December 31,
	2012	2011	2010
Income before income taxes:
United States	$220	$164	$156
Foreign	275	136	151

Total	495	300	307

Provision for current taxes:
Foreign	18	45	47
U.S. federal tax	102	77	108
U.S. state and local taxes	15	9	7

Total	135	131	162

(Benefit) / provision for deferred taxes:
Foreign	(3)	(10)	4
U.S. federal tax	(35)	4	(21)
U.S. state and local taxes	(5)	4	(9)

Total	(43)	(2)	(26)

Total provision for income taxes	$92	$129	$136

Deferred income tax items arise because of differences in the book and tax treatment of certain assets and liabilities. The items giving rise to deferred tax assets and liabilities are summarized in the following table:

	As of December 31,
	2012	2011
Deferred tax assets:
Loss carryforwards	$46	$40
Accrued expenses	113	118
Inventory	20	12
Uncertain tax positions	2	3
Stock-based compensation	14	13
Deferrals other	12	1
Other	6	3

Gross deferred tax assets	213	190

Deferred tax liabilities:
Property, plant and equipment allowances	(4)	(7)
Intangible assets	(15)	(37)
State income taxes	—	(2)
Deferred loan costs	(8)	(10)
Other	(3)	(1)

Gross deferred tax liabilities	(30)	(57)

Valuation allowance	(43)	(41)

Net deferred tax assets / (liabilities)	$140	$92

At December 31, 2012 and 2011, the Company had net operating loss carryforwards available to offset future taxable income of $230 ($46 of related deferred tax assets) and $210 ($40 of related deferred tax assets), respectively. Included in these net operating loss carryforwards at December 31, 2012 and 2011 are $41 ($10 of related deferred tax assets) and $41 ($10 of related deferred tax assets), respectively, related to losses in the United Kingdom with an unlimited carryover period and $189 ($36 of related deferred tax assets) and $169 ($30 of related deferred tax assets), respectively, related to other jurisdictions which will expire in various fiscal years between 7 and 20 years from now, if not utilized. The Company also has credit carryforwards to future years of $1 in Puerto Rico and $1 in Ireland.

Based on all available evidence, both positive and negative, the Company determined that it is more likely than not that the deferred assets related to operating loss carryforwards, and certain other deferred assets, will not be realized in certain jurisdictions. Accordingly, the Company recorded net, or after-tax, aggregate valuation allowances for the years ended December 31, 2012 and 2011 of $43 (or $210 on a gross basis) and of $41 (or $196 on a gross basis), respectively. These valuation allowances primarily related to foreign cumulative net operating losses.

The Company intends to continue to reinvest accumulated earnings of our subsidiaries for the foreseeable future where a distribution of such earnings would give rise to an incremental tax liability; as such, no additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for differences related to investments in subsidiaries. As of December 31, 2012, the cumulative amount of the Company’s temporary difference relating to investments in subsidiaries that are essentially permanent in duration was approximately $993. The amount of the resulting unrecognized deferred tax liability related to this temporary difference was approximately $26.

Currently, the Internal Revenue Service (“IRS”) is auditing the Company’s U.S. tax returns for the years ended December 31, 2008 and 2009. The years ended December 31, 2010 and 2011 are open for U.S. audit. The years ended December 31, 2008, 2009, 2010 and 2011 are open for audit by the Puerto Rican tax authorities. In addition, certain state and other foreign jurisdictions for various periods are under audit. During 2012, the Company settled the IRS audit for the tax year ended December 31, 2007.

The Company adopted the provisions of ASC 740 on January 1, 2007. As of December 31, 2012, 2011 and 2010, the Company’s liability for unrecognized tax benefits was $58, $72 and $77, respectively, excluding interest and penalties. The amount, if recognized, that would impact the effective tax rate is $58, $72 and $77 as of December 31, 2012, 2011 and 2010, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Year Ended December 31,
	2012	2011	2010
Balance at January 1,	$72	$77	$11
Additions based on tax positions related to current year	6	16	17
Additions for tax positions of prior years	2	3	49
Settlements with taxing authorities	—	(14)	—
Reduction for tax positions of prior years	(22)	(10)	—

Balance at December 31,	$58	$72	$77

It is expected that the amount of unrecognized tax benefits may change in the next 12 months; it is reasonably possible that the Company may resolve some matters presently under consideration with tax authorities. Although the Company cannot determine the impact with certainty, it is reasonably possible that the change in the unrecognized tax benefits may be between $0 and $9.

The Company’s U.S. operating entities (as they existed prior to the PGP Acquisition) entered into an advance pricing agreement (“APA”) with the IRS covering the calendar years 2006 through 2010. On December 27, 2012, the Company’s U.S. operating entities (as they currently exist) signed two APAs with the IRS. The first APA specifies the agreed upon terms under which the Company’s U.S. entities are compensated for distribution and service transactions between the Company’s U.S. and non-U.S. entities for the calendar years 2011 through 2017. This APA provides the Company with greater certainty with respect to the mix of its pretax income in certain of the tax jurisdictions in which the Company operates and is applicable to the Company’s U.S. operations. The Company believes that its transfer pricing arrangements comply with existing U.S. and non-U.S. tax rules. The second APA reflects the Company’s agreement with the IRS in respect of the transfer of certain intangible assets from one of the Company’s U.S. subsidiaries to the Company’s Puerto Rican subsidiary. The effect of the new APAs has been included in the recorded amount of unrecognized tax benefits as of December 31, 2012, including a reversal of $12 in reserves under ASC 740.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in its provision / (benefit) for income taxes. During the years ended December 31, 2012, 2011 and 2010, the Company recognized approximately $2, $1 and $7 in interest and penalties, respectively. The Company had approximately $6, $4 and $8 for interest and penalties accrued at December 31, 2012, 2011 and 2010, respectively.

In December 2009, the Commonwealth of Puerto Rico Department of Economic Development and Commerce granted a tax ruling to the Company on behalf of its Puerto Rican subsidiary for industrial development income derived from its manufacturing, servicing and licensing activities subject to a reduced 2% income tax rate. Continued qualification for the tax ruling is subject to certain requirements. The tax ruling is effective through December 31, 2024.

18. Segment Information

Effective October 1, 2012, the Company considers its business to be a single segment entity constituting the development, manufacture and sale on a global basis of pharmaceutical products. The Company’s chief operating decision maker (the “CEO”) evaluates the various global products on a net sales basis. Executives reporting in to the CEO include those responsible for operations and supply chain management, research and development, sales and certain corporate functions. The CEO evaluates profitability, investment and cash flow metrics on a consolidated worldwide basis due to shared infrastructure and resources. In addition, the CEO reviews U.S. revenue specifically as it constitutes the substantial majority of the Company’s overall revenue. Prior to fiscal year 2012, the Company’s business was organized as two segments: North America and the Rest of World, consistent with how the Company’s business was run at that time.

The following table presents total revenues by product for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
Revenue breakdown by product:
ASACOL	$793	$743	$715
ACTONEL(1)	519	771	1,027
LOESTRIN 24 FE	389	396	342
ESTRACE Cream	194	157	136
ENABLEX(1)	170	171	107
LO LOESTRIN FE	137	63	—
DORYX	92	173	173
ATELVIA	72	33	5
DOVONEX	—	—	75
TACLONEX	—	—	74
Other Women’s Healthcare	55	64	63
Other Hormone Therapy	42	45	77
Other Oral Contraceptives	18	20	64
Other products	36	61	85
Contract manufacturing product sales	14	17	16
Other revenue	10	14	15

Total revenue	$2,541	$2,728	$2,974

(1)	Other revenue related to ACTONEL and ENABLEX are combined with their respective product net sales for purposes of presenting revenue by product.

The following table presents total revenue by significant country of domicile for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
United States	$2,132	$2,170	$2,185
Canada	88	102	123
France	84	125	168
United Kingdom / Republic of Ireland	53	56	101
Puerto Rico	25	30	31
Italy	23	46	73
Other	70	108	123

Total net sales	2,475	2,637	2,804

Other revenue(1)	66	91	170

Total revenue	$2,541	$2,728	$2,974

(1)	Includes royalty revenue and contractual payments from the Company’s co-promotion partners recorded in various jurisdictions.

The following table presents long-lived assets (excluding goodwill and intangible assets) by country as of December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011
Puerto Rico	$93	$91
U.S.	51	47
U.K. / Republic of Ireland	35	37
Germany	36	37
Other	1	3

Total	$216	$215

19. Concentration of Credit Risk, Reliance on Significant Suppliers and Reliance on Major Products

The Company primarily distributes its pharmaceutical products through wholesalers and distributors. The Company considers there to be a concentration risk where any customer represents 10% or more of the Company’s net sales and/or 10% or more of the Company’s gross accounts receivable. As of December 31, 2012 and 2011, gross accounts receivable from Cardinal Health, Inc. totaled $79 and $64, respectively. As of December 31, 2012 and 2011, gross accounts receivable from McKesson Corporation totaled $70 and $115, respectively. As of December 31, 2012 and 2011, gross accounts receivable from AmerisourceBergen Corporation totaled $45 and $44, respectively.

The following table shows revenues attributable to customers that accounted for 10% or more of the Company’s total revenues:

	Year Ended December 31,
	2012	2011	2010
McKesson Corporation	27%	25%	24%
Cardinal Health, Inc.	26%	24%	23%
AmerisourceBergen Corporation	12%	11%	11%

In the event that a significant supplier (including a third-party manufacturer, packager or supplier of certain active pharmaceutical ingredients, or “API”) suffers an event that causes it to be unable to manufacture or package the Company’s product or meet the Company’s API requirements for a sustained period and the Company is unable to obtain the product or API from an alternative supplier, the resulting shortages of inventory could have a material adverse effect on the business of the Company. The following table presents, by category of supplier, the percentage of the Company’s total revenues generated from products provided by each individual third-party supplier accounting for 10% or more of the Company’s total revenues.

	Year Ended December 31,
	2012	2011	2010
API Supply:
Cambrex Corporation	27%	23%	22%
Lonza Inc.	23%	29%	35%
Bayer	18%	19%	15%
Manufacturing:
NPI	23%	29%	35%
Packaging:
NPI	29%	26%	22%
AmerisourceBergen Corporation	15%	17%	18%

Net sales of the following products accounted for more than 10% of total revenue:

	Year Ended December 31,
	2012	2011	2010
ASACOL	31%	27%	24%
ACTONEL	20%	28%	35%
LOESTRIN 24 FE	15%	15%	12%

The Company has approximately 94% of its cash on hand as of December 31, 2012 with one financial institution.

20. Retirement Plans

Defined Contribution Plans

The Company has defined contribution plans which cover the majority of its U.S. employees, as well as certain employees in Western Europe. For U.S. employees, the Company makes matching contributions to a 401(k) savings plan, subject to the limitations described below. Similar defined contribution plans are in place in the United Kingdom, Puerto Rico, certain other countries in Western Europe, Canada and Australia. The U.S. plan provides eligible employees with the option to defer amounts not in excess of 15% of his or her compensation. The Company makes matching contributions to the plan on behalf of all participants who make elective deferrals. The Company contributes and allocates to each participant’s account matching contributions equal to 75% of up to 6% of the participant’s compensation. The Company’s contributions vest at 25% per year up to 100% at the participant’s completion of four years of employment. The U.S. defined contribution plan comprises the majority of the expense for the Company’s defined contribution plans.

The Company’s total global contributions to all defined contribution plans were $6, $7 and $9 in the years ended December 31, 2012, 2011 and 2010, respectively.

Defined Benefit Retirement Plans

The Company has defined benefit retirement pension plans covering certain employees in Western Europe. Retirement benefits are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances. The Swiss plan is partially employee funded, but the employee contributions were not material. The Company contributed $5, $8 and $65 to these non-U.S. retirement plans during 2012, 2011 and 2010, respectively, as further discussed below.

Net periodic benefit cost of the defined benefit plans was as follows:

	Non-U.S. Plans Defined Benefit Year Ended December 31,
	2012	2011	2010
Service cost	$1	$2	$2
Interest cost	4	4	4
Other	2	—	—
Expected return on plan assets	(3)	(1)	(1)
Curtailment (gain)	(12)	—	—

Net periodic benefit (income) / cost	$(8)	$5	$5

Benefit obligation and asset data for the defined benefit plans were as follows:

	Non-U.S. Plans Defined Benefit Year Ended December 31,
	2012	2011	2010
Change in Benefit Obligation
Benefit obligation at beginning of year	$81	$83	$81
Service cost	1	2	2
Interest cost	4	4	4
Actuarial (gain) / loss recorded through SG&A expense	—	—	2
Actuarial (gain) / loss recorded through other comprehensive income	29	5	(6)
Plan adjustments	—	(2)	10
Curtailments	(12)	—	—
Settlements	(1)	(5)	(2)
Benefits paid	(1)	(3)	(3)
Foreign currency exchange rate changes	2	(3)	(5)

Benefit obligation at end of year	$103	$81	$83

Change in Plan Assets
Fair value of plan assets at beginning of year	$72	$76	$8
Employer contribution	5	8	65
Actual return on plan assets	2	—	3
Actuarial gain/(loss) recorded through other comprehensive income	7	—	—
Plan adjustments	—	(2)	5
Settlements	(1)	(5)	(2)
Benefits paid	(1)	(3)	(3)
Foreign currency exchange rate changes	2	(2)	—

Fair value of plan assets at end of year(1)	$86	$72	$76

Funded status at end of year	$(17)	$(9)	$(7)

Accumulated benefit obligation at end of year	$90	$68	$72

(1)	The Company’s fair value of plan assets of $86 as of December 31, 2012 was valued under ASC 820, comprised of $20 of publicly-traded bond funds and $19 of publicly-traded equity security funds valued under Level 1, $33 of cash on hand and $14 of other investments at their contractual value.

The following table outlines the funded status amount recognized in the consolidated balance sheets:

	Non-U.S. Plans Defined Benefit As of December 31,
	2012	2011
Non-current assets	$4	$—
Non-current liabilities	(21)	(9)

	$(17)	$(9)

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the United States. In certain countries, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, benefit payments are typically paid directly by the Company as they become due.

Balances recognized within accumulated other comprehensive loss that have not been recognized as components of net periodic benefit costs are as follows:

Non-U.S. Plans Defined Benefit
Balance as of December 31, 2010	$(12)
Net actuarial loss	5

Balance as of December 31, 2011	$(7)

Net actuarial loss	29

Balance as of December 31, 2012	$22

The Company does not expect to amortize amounts from accumulated other comprehensive income to net periodic benefit costs during 2013.

Information for defined benefit plans with an accumulated benefit obligation in excess of plan assets is presented below:

	Non-U.S. Plans Defined Benefit As of December 31,
	2012	2011
Projected benefit obligations	$96	$2
Accumulated benefit obligations	$88	$2
Plan assets	$75	$1

Information for defined benefit plans that have projected benefit obligations in excess of plan assets is presented below:

	Non-U.S. Plans Defined Benefit As of December 31,
	2012	2011
Projected benefit obligations	$96	$81
Plan assets	$75	$72

Assumptions and Investment Policies

Weighted average assumptions used to calculate the projected benefit obligations of the Company’s defined benefit plans are as follows:

	Defined Benefit As of December 31,
	2012	2011	2010
Non-U.S. assumed discount rate	3.4%	5.4%	5.1%
Non-U.S. average long-term pay progression	3.0%	2.9%	3.0%

These assumptions are weighted to reflect each country that may have an impact on the cost of providing retirement benefits.

Weighted average assumptions used to calculate the net periodic benefit cost of the Company’s defined benefit plans were as follows:

	Defined Benefit As of December 31,
	2012	2011	2010
Non-U.S. assumed discount rate	5.1%	5.0%	4.9%
Non-U.S. assumed long-term rate of return on plan assets	4.2%	1.4%	2.8%
Non-U.S. average long-term pay progression	3.0%	2.9%	2.9%

In order to select a discount rate for purposes of valuing the plan obligations the Company uses returns of long-term investment grade bonds. For non-U.S. plans, available indices are adjusted as needed to fit the estimated duration of the plan liabilities.

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For the defined benefit retirement plans, these include historical rates of return of broad equity and bond indices and projected long-term rates of return obtained from pension investment consultants. The results are adjusted for the payments of reasonable expenses of the plan from plan assets. The expected long-term rates of return for plan assets are 1.75% – 4.5%. The Company believes that these assumptions are appropriate based upon the mix of the investments and the long-term nature of the plan’s investments.

The following table projects the benefits expected to be paid to participants from the plans as of December 31, 2012 in each of the following years, which reflect expected future service, as appropriate. The majority of the payments will be paid from plan assets and not Company assets.

Non-U.S. Defined Benefit
Year ending December 31,
2013	$4
2014	3
2015	4
2016	4
2017	4
2018 – 2022	24
Thereafter	47

$90

Plan Assets

The Company’s management, along with the trustee of the plans’ assets, will minimize investment risk by thoroughly assessing potential investments based on indicators of historical returns and current ratings. Additionally, investments will be diversified by type and geography. The fair value of the Company’s plan assets approximates book value as the majority of the assets at December 31, 2012 were held in fixed income securities and cash equivalents.

The following table presents information about the Company’s asset allocation:

Asset Class	Actual Asset Allocation as of December 31,
	2012	2011
Fixed income securities and cash equivalents	12%	88%
Bonds	66%	4%
Equity securities	22%	8%

21. Leases

The Company leases land, buildings, computer equipment and motor vehicles under operating and capital leases. The Company’s remaining commitments under the non-cancelable portion of all leases for the next five years and thereafter as of December 31, 2012 are:

2013	$9
2014	6
2015	4
2016	3
2017	3
Thereafter	1

Total	$26

Leases and rental expenses totaled $15, $18 and $20 in the years ended December 31, 2012, 2011 and 2010, respectively.

22. Related Parties

In September 2012, certain of the Company’s shareholders sold 42,864,843 ordinary shares at a price of $13.10 per share in a registered public offering (the “2012 Secondary Offering”). The selling shareholders included affiliates of Bain Capital Investors, LLC, JPMP Capital Corp. and Thomas H. Lee Partners, L.P. (collectively, the “Remaining Sponsors”) and certain members of the Company’s senior management team. The Company did not receive any proceeds from the sale of the shares but did pay expenses. Immediately following the 2012 Secondary Offering, the Remaining Sponsors collectively owned approximately 14% of the Company’s outstanding ordinary shares. Prior to the 2012 Secondary Offering, the Remaining Sponsors collectively owned approximately 31% of the Company’s outstanding ordinary shares. In November 2012, the Company was informed by a representative of J.P. Morgan Partners that such funds had divested all of such funds’ holdings of the Company’s shares. Following such sale, the remaining Sponsors collectively owned approximately 9% of the Company’s ordinary shares.

In November 2012, the Company and certain other parties to the Management Shareholders Agreement, dated as of March 28, 2005, by and among the Company and certain other persons named therein (including certain members of the Company’s management team and the Remaining Sponsors) (as amended, the “Management Shareholders Agreement”) terminated the Management Shareholders Agreement (the

“Termination”). The Termination terminates certain restrictions on transfer applicable to shares of the Company held by members of management that were parties to the Management Shareholders Agreement, as well as certain piggy-back registration rights held by such members of management.

23. Valuation and Qualifying Accounts

A summary of the valuation and qualifying accounts is as follows:

	Balance at Beginning of Period	Additions, Costs and Expenses	Deductions, Write-offs & other	Balance at End of Period
Revenue Reserves
Year Ended December 31, 2012	$583	$859	$977	$465
Year Ended December 31, 2011	485	949	851	583
Year Ended December 31, 2010	375	1,035	925	485

Deferred income tax valuation allowances
Year Ended December 31, 2012	$41	$2	$—	$43
Year Ended December 31, 2011	48	18	25	41
Year Ended December 31, 2010	22	27	1	48

24. Quarterly Data (unaudited)

A summary of the quarterly results of operations is as follows:

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
Year Ended December 31, 2012
Total revenue	$685	$638	$606	$612
Cost of sales (excluding amortization and impairment)	72	70	79	90
Amortization of intangible assets	130	124	122	122
Impairment of intangible assets	—	106	—	—
Net Income	113	53	113	124
Earnings per share:
Basic	$0.45	$0.21	$0.46	$0.50
Diluted	0.45	0.21	0.45	0.49

Year Ended December 31, 2011
Total revenue	$757	$670	$655	$646
Cost of sales (excluding amortization)	123	76	81	76
Amortization of intangible assets	148	147	148	153
Net (Loss) / Income	(24)	72	33	90
(Loss) / Earnings per share:
Basic	$(0.10)	$0.28	$0.13	$0.36
Diluted	(0.10)	0.28	0.13	0.36

WARNER CHILCOTT PUBLIC LIMITED COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in millions except share amounts and per share amounts)

(Unaudited)

	As of September 30, 2013	As of December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$179	$474
Accounts receivable, net	304	195
Inventories, net	130	113
Prepaid income taxes, net	81	51
Prepaid expenses and other current assets	204	193

Total current assets	898	1,026

Other assets:
Property, plant and equipment, net	204	216
Intangible assets, net	1,487	1,817
Goodwill	1,029	1,029
Other non-current assets	82	130

Total assets	$3,700	$4,218

LIABILITIES
Current liabilities:
Accounts payable	$32	$29
Accrued expenses and other current liabilities	502	668
Income taxes	47	18
Current portion of long-term debt	185	179

Total current liabilities	766	894

Other liabilities:
Long-term debt, excluding current portion	3,112	3,796
Other non-current liabilities	120	128

Total liabilities	3,998	4,818

Commitments and contingencies	—	—
SHAREHOLDERS’ (DEFICIT)
Ordinary shares, par value $0.01 per share; 500,000,000 shares authorized; 251,309,395 and 250,488,078 shares issued and outstanding	3	3
Additional paid-in capital	11	4
Accumulated (deficit)	(284)	(572)
Accumulated other comprehensive (loss)	(28)	(35)

Total shareholders’ (deficit)	(298)	(600)

Total liabilities and shareholders’ (deficit)	$3,700	$4,218

See accompanying notes to the unaudited condensed consolidated financial statements.

WARNER CHILCOTT PUBLIC LIMITED COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in millions except per share amounts)

(Unaudited)

	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
REVENUE
Net sales	$588	$591	$1,765	$1,879
Other revenue	13	15	42	50

Total revenue	601	606	1,807	1,929

COSTS, EXPENSES AND OTHER
Cost of sales (excludes amortization and impairment of intangible assets)	76	79	227	221
Selling, general and administrative	194	183	575	554
Restructuring (income) / costs	—	—	(3)	50
Research and development	28	25	86	73
Amortization of intangible assets	109	122	329	376
Impairment of intangible assets	—	—	—	106
Interest expense, net	54	65	179	179

INCOME BEFORE TAXES	140	132	414	370
Provision for income taxes	27	19	80	91

NET INCOME	$113	$113	$334	$279

Earnings per share:
Basic	$0.45	$0.46	$1.34	$1.12
Diluted	$0.45	$0.45	$1.32	$1.11
Dividends per share:	$—	$4.00	$0.25	$4.00

See accompanying notes to the unaudited condensed consolidated financial statements.

WARNER CHILCOTT PUBLIC LIMITED COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

(Unaudited)

	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Net Income	$113	$113	$334	$279
Other comprehensive income:
Cumulative translation adjustment	8	4	3	1
Actuarial gains related to defined benefit plans	1	—	4	—

Total other comprehensive income	9	4	7	1

Comprehensive Income	$122	$117	$341	$280

See accompanying notes to the unaudited condensed consolidated financial statements.

WARNER CHILCOTT PUBLIC LIMITED COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

(Unaudited)

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$334	$279
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	29	27
Amortization of intangible assets	329	376
Impairment of intangible assets	—	106
Non-cash gain relating to the reversal of the liability for contingent milestone payments	—	(20)
Amortization and write-off of deferred loan costs	33	32
Stock-based compensation expense	19	17

Net income as adjusted per above	744	817
Changes in assets and liabilities:
(Increase) in accounts receivable, prepaid expenses and other current assets	(118)	(38)
(Increase) in inventories	(18)	(4)
(Decrease) in accounts payable, accrued expenses and other current liabilities	(160)	(179)
(Decrease) in income taxes and other, net	(7)	(48)

Net cash provided by operating activities	441	548

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of assets	15	—
Capital expenditures	(18)	(23)

Net cash (used in) investing activities	(3)	(23)

CASH FLOWS FROM FINANCING ACTIVITIES
Term borrowings under Senior Secured Credit Facilities	—	600
Payments for loan costs, including refinancing premium	—	(15)
Term repayments under Senior Secured Credit Facilities	(677)	(444)
Cash dividends paid	(62)	(955)
Redemption of ordinary shares	—	(32)
Proceeds from the exercise of non-qualified options to purchase ordinary shares	5	8

Net cash (used in) financing activities	(734)	(838)

Effect of exchange rates on cash and cash equivalents	1	1

Net (decrease) in cash and cash equivalents	(295)	(312)
Cash and cash equivalents, beginning of period	474	616

Cash and cash equivalents, end of period	$179	$304

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for income taxes	$81	$119

SCHEDULE OF NON-CASH INVESTING ACTIVITIES
Increase in liabilities related to the 2012 special dividend	$—	$47

See accompanying notes to the unaudited condensed consolidated financial statements.

WARNER CHILCOTT PUBLIC LIMITED COMPANY

Notes to the Condensed Consolidated Financial Statements (unaudited)

1. General

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The interim statements should be read in conjunction with the audited consolidated financial statements of Warner Chilcott Public Limited Company and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”). Subsequent events have been evaluated as applicable for inclusion in this report through December 31, 2013.

The results of operations of any interim period are not necessarily indicative of the results of operations for the full year. The unaudited interim condensed consolidated financial information presented herein reflects all normal adjustments that are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the periods presented. The Company is responsible for the unaudited interim condensed consolidated financial statements included in this report. The Company has made certain reclassifications to prior period information to conform to the current period presentation. All intercompany transactions and balances have been eliminated in consolidation.

2. Actavis Transaction

On October 1, 2013, pursuant to the transaction agreement, dated May 19, 2013, among Actavis, Inc. (“Actavis”), Warner Chilcott Public Limited Company (“Warner Chilcott”), Actavis plc (“New Actavis” and formerly known as Actavis Limited), Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding Inc.) and Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2 Inc.) (“MergerSub”) (the “Transaction Agreement”), (a) New Actavis acquired Warner Chilcott (the “Acquisition”) pursuant to a scheme of arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 and (b) MergerSub merged with and into Actavis, with Actavis as the surviving corporation in the merger (the “Merger” and, together with the Acquisition, the “Transactions”). Following the consummation of the Transactions, each of Actavis and Warner Chilcott became wholly owned subsidiaries of New Actavis. Warner Chilcott is an acquiree for accounting and financial reporting purposes beginning on October 1, 2013.

Pursuant to the terms of the Transaction Agreement, each Warner Chilcott ordinary share (other than those held by Actavis or any of its affiliates) (the “Warner Chilcott Ordinary Shares”) was converted into the right to receive 0.160 of a New Actavis ordinary share, and each Actavis common share (the “Actavis Common Shares”) was converted into the right to receive one New Actavis ordinary share. The aggregate value of the Acquisition was approximately $9 billion.

Pursuant to Rule 12g-3(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), New Actavis is the successor issuer to Actavis and to Warner Chilcott, New Actavis’ ordinary shares are deemed to be registered under Section 12(b) of the Exchange Act, and New Actavis is subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder. New Actavis’ ordinary shares were approved for listing on the New York Stock Exchange (“NYSE”) and trade under the symbol “ACT.” The Actavis Common Shares were registered pursuant to Section 12(b) of the Exchange Act and listed on the NYSE. The Warner Chilcott Ordinary Shares were registered pursuant to Section 12(b) of the Exchange Act and listed on the NASDAQ Global Select Market (the “NASDAQ”). As a result of the merger, the Warner Chilcott Ordinary Shares and the Actavis Common Shares have been delisted from the NASDAQ and the NYSE, respectively. On September 30, 2013, NASDAQ Stock Market LLC filed a Form 25 with the Securities and Exchange Commission (the “SEC”) to effect the delisting of the Warner Chilcott Ordinary Shares from the NASDAQ and the deregistration of the Warner Chilcott Ordinary Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On October 11, 2013, Warner Chilcott filed a Form 15 to voluntarily suspend its duty to file periodic and other reports with the SEC.

As a result of the Acquisition, the Company incurred material financial impacts on October 1, 2013, that are discussed further in this document, including, but not limited to (i) the refinancing of the Senior Secured Credit Facilities (as defined below), (ii) the accelerated vesting of certain outstanding equity awards and (iii) the incurrence of third party general and administrative overhead expenses, primarily relating to expenses associated with the Company’s advisors. In addition, account balances will be impacted by acquisition method accounting under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805 “Business Combinations”.

3. Summary of Significant Accounting Policies

The following are interim updates to certain of the policies described in “Note 2” of the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2012 included in the Annual Report.

Revenue Recognition

Revenue from product sales is recognized when title and risk of loss to the product transfers to the customer, which is based on the transaction shipping terms. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and the completion of all performance obligations. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: trade discounts, sales returns and allowances, commercial and government rebates, customer loyalty programs and fee for service arrangements with certain distributors. The Company establishes provisions for its sales-related deductions in the same period that it recognizes the related gross sales based on select criteria for estimating such contra revenues including, but not limited to: contract terms, government regulations, estimated utilization or redemption rates, costs related to the programs and other historical data. These reserves reduce revenues and are included as either a reduction of accounts receivable or as a component of liabilities. No material revisions were made to the methodology used in determining these reserves during the quarter and nine months ended September 30, 2013.

As of September 30, 2013 and December 31, 2012, the amounts related to all sales-related deductions included as a reduction of accounts receivable were $28 million and $31 million, respectively. The amounts related to all sales-related reductions included as liabilities were $385 million (of which $120 million related to reserves for product returns) and $434 million (of which $118 million related to reserves for product returns) as of September 30, 2013 and December 31, 2012, respectively. The provisions recorded to reduce gross sales to net sales were $163 million and $203 million in the quarters ended September 30, 2013 and 2012, respectively, and $536 million and $649 million in the nine months ended September 30, 2013 and 2012, respectively.

In early 2010, the U.S. Patient Protection and Affordable Care Act of 2010 was signed into law. This statute impacts the Company’s net sales by increasing certain rebates it pays per prescription, most notably managed Medicaid rebates and the Medicare Part D, or “donut hole” rebates. Included in the provisions recorded to reduce gross sales to net sales are the current provisions related to sales due to the increased Medicaid rebates and donut hole rebates, which totaled $16 million and $14 million in the quarters ended September 30, 2013 and 2012, respectively, and $46 million and $49 million in the nine months ended September 30, 2013 and 2012, respectively.

Deferred Loan Costs

Expenses associated with the issuance of indebtedness are capitalized and amortized as a component of interest expense over the term of the respective financing arrangements using the effective interest method. In the event that long-term debt is prepaid, the deferred loan costs associated with such indebtedness are expensed as a component of interest expense in the period in which such prepayment is made. Interest expense resulting from the amortization and write-offs of deferred loan costs amounted to $8 million and $15 million in the quarters ended September 30, 2013 and 2012, respectively, and $33 million and $32 million in the nine months ended September 30, 2013 and 2012, respectively. Aggregate deferred loan costs, net of accumulated amortization, were $47 million and $80 million as of September 30, 2013 and December 31, 2012, respectively, of which $11 million and $16 million were included in prepaid expenses and other current assets in the condensed consolidated balance sheets, respectively, and $36 million and $64 million were recorded in other non-current assets in the condensed consolidated balance sheets, respectively.

On October 1, 2013, in connection with the refinancing of the Senior Secured Credit Facilities, as discussed further in “Note 12”, the Company extinguished the then outstanding Senior Secured Credit Facilities (as defined below) and incurred a non-cash interest expense relating to the write-off of deferred loan costs due to such refinancing being deemed a debt modification requiring debt extinguishment treatment in accordance with ASC 405-20 “Extinguishment of Liabilities.”

Restructuring Costs

The Company records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. In accordance with existing benefit arrangements, employee severance costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits where the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period. Curtailment (gains) / losses associated with defined benefit arrangements for severed employees are recognized in accordance with ASC Topic 715 “Compensation – Retirement Benefits.” See “Note 4” for more information.

4. Strategic Initiatives

Western European Restructuring

In April 2011, the Company announced a plan to restructure its operations in Belgium, the Netherlands, France, Germany, Italy, Spain, Switzerland and the United Kingdom. The restructuring did not impact the Company’s operations at its headquarters in Dublin, Ireland, its facilities in Dundalk, Ireland, Larne, Northern Ireland or Weiterstadt, Germany or its commercial operations in the United Kingdom. The Company determined to proceed with the restructuring following the completion of a strategic review of its operations in its Western European markets where its product ACTONEL lost exclusivity in late 2010. ACTONEL accounted for approximately 70% of the Company’s Western European revenues in the year ended December 31, 2010. In connection with the restructuring, the Company has moved to a wholesale distribution model in the affected jurisdictions to minimize operational costs going forward. The implementation of the restructuring plan impacted approximately 500 employees in total. There were no charges incurred during the quarter ended September 30, 2013. In the nine months ended September 30, 2013, the Company recorded restructuring income of $3 million, which was comprised of pretax severance income of $3 million recorded based on estimated future payments in accordance with specific contractual terms and employee specific events and pension-related curtailment gains of $1 million, offset, in part, by non-personnel related costs of $1 million.

In the quarter ended September 30, 2012, the Company incurred pretax severance costs of zero and other restructuring costs of $1 million, which were offset, in full, by pension-related curtailment gains of $1 million. In the nine months ended September 30, 2012, the Company recorded restructuring costs of $50 million, which were comprised of pretax severance costs of $57 million and other restructuring costs of $2 million, offset, in part, by pension-related curtailment gains of $9 million.

The Company does not expect to record any material expenses or gains relating to the Western European restructuring in future periods. The majority of the remaining severance-related costs and other liabilities are expected to be settled in cash within the next twelve months.

Severance Liabilities

The following table summarizes the activity in the Company’s aggregate severance liabilities during the quarter and nine months ended September 30, 2013:

Balance, December 31, 2012	$32
Western European severance adjustments included in restructuring (income)	(3)
Cash payments during the period	(14)
Foreign currency translation adjustments and other	1

Balance, June 30, 2013	$16

Cash payments during the period	(4)
Foreign currency translation adjustments and other	1

Balance, September 30, 2013	$13

5. ENABLEX Acquisition

The Company and Novartis Pharmaceuticals Corporation (“Novartis”) were parties to an agreement to co-promote ENABLEX, developed by Novartis, in the United States. On October 18, 2010, the Company acquired the U.S. rights to ENABLEX from Novartis for an upfront payment of $400 million in cash at closing, plus potential future milestone payments of up to $20 million in the aggregate subject to the achievement of pre-defined 2011 and 2012 ENABLEX net sales thresholds (the “ENABLEX Acquisition”). At the time of the ENABLEX Acquisition, $420 million was recorded as a component of intangible assets and is being amortized on an accelerated basis over the period of the projected cash flows for the product. Concurrent with the closing of the ENABLEX Acquisition, the Company and Novartis terminated their existing co-promotion agreement, and the Company assumed full control of sales and marketing of ENABLEX in the U.S. market. In connection with the ENABLEX Acquisition, Novartis agreed to manufacture ENABLEX for the Company until October 31, 2013. Novartis also currently packages ENABLEX for the Company.

In the nine months ended September 30, 2012, the Company concluded that it was no longer probable, as defined by ASC Topic 450 “Contingencies”, that the contingent milestone payments to Novartis would be required to be paid. As a result, the Company reversed the related liability and recorded a $20 million gain, which reduced selling, general and administrative (“SG&A”) expenses in the nine months ended September 30, 2012.

6. Shareholders’ (Deficit)

In November 2011, the Company announced that its Board of Directors had authorized the redemption of up to an aggregate of $250 million of its ordinary shares (the “Prior Redemption Program”). Pursuant to the Prior Redemption Program, the Company recorded the redemption of 1.9 million ordinary shares (at an aggregate cost of $32 million), in the nine months ended September 30, 2012. Following the settlement of such redemptions, the Company cancelled all shares redeemed. As a result of the redemptions recorded during the nine months ended September 30, 2012, in accordance with ASC Topic 505 “Equity,” the Company recorded a decrease in ordinary shares at par value of $0.01 per share, and an increase in an amount equal to the aggregate purchase price above par value in accumulated deficit of approximately $32 million in the nine months ended September 30, 2012. The Prior Redemption Program allowed the Company to redeem up to an aggregate of $250 million of its ordinary shares and was to terminate on the earlier of December 31, 2012 or the redemption by the Company of an aggregate of $250 million of its ordinary shares. On August 7, 2012, the Company announced that its Board of Directors had authorized the renewal of the Prior Redemption Program. The renewed program (the “Current Redemption Program”) replaced the Prior Redemption Program and allowed the Company to redeem up to an aggregate of $250 million of its ordinary shares in addition to those redeemed under the Prior Redemption

Program. The Current Redemption Program was set to terminate on the earlier of December 31, 2013 or the redemption by the Company of an aggregate of $250 million of its ordinary shares. As of September 30, 2013, the Company had not redeemed any ordinary shares under the Current Redemption Program. In connection with the Transactions, on October 1, 2013, each Warner Chilcott Ordinary Share (other than those held by Actavis or any of its affiliates) was converted into the right to receive 0.160 of a New Actavis ordinary share and therefore, there are no ordinary shares for future redemptions remaining.

On August 7, 2012, the Company announced a dividend policy (the “Dividend Policy”) relating to the payment of a total annual cash dividend to its ordinary shareholders of $0.50 per share in equal semi-annual installments of $0.25 per share. On June 14, 2013, the Company paid a semi-annual cash dividend under the Dividend Policy in the amount of $0.25 per share, or $63 million in the aggregate. At the time of the semi-annual dividend the Company’s retained earnings were in a deficit position and consequently the semi-annual dividend reduced the additional paid-in-capital of the Company from $17 million to zero as of May 31, 2013 and increased the Company’s accumulated deficit by $46 million.

The Company has operations in the United States, Puerto Rico, United Kingdom, Republic of Ireland, Australia, Canada and many other Western European countries. The results of its non-U.S. dollar based operations are translated to U.S. dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Equity is translated at the prevailing rate of exchange at the date of the equity transaction. Translation adjustments are reflected in shareholders’ (deficit) as a component of accumulated other comprehensive (loss). The Company also realizes foreign currency gains / (losses) in the normal course of business based on movement in the applicable exchange rates. These gains / (losses) are included as a component of SG&A.

The movements in accumulated other comprehensive (loss) for the quarters and nine months ended September 30, 2013 were as follows:

(dollars in millions)	Cumulative Translation Items	Defined Benefit Plan Items	Total Accumulated Other Comprehensive (Loss)
Balance as of December 31, 2012	$(25)	$(10)	$(35)
Other comprehensive (loss) / income before reclassifications into SG&A	(5)	3	(2)
Amounts reclassified from accumulated other comprehensive (loss) into SG&A	—	—	—

Total other comprehensive (loss) / income	(5)	3	(2)

Balance as of June 30, 2013	$(30)	$(7)	$(37)

Other comprehensive income before reclassifications into SG&A	8	1	9
Amounts reclassified from accumulated other comprehensive (loss) into SG&A	—	—	—

Total other comprehensive income	8	1	9

Balance as of September 30, 2013	$(22)	$(6)	$(28)

The movements in accumulated other comprehensive income / (loss) for the quarter and nine months ended September 30, 2012 were as follows:

(dollars in millions)	Cumulative Translation Items	Defined Benefit Plan Items	Total Accumulated Other Comprehensive (Loss)
Balance as of December 31, 2011	$(30)	$4	$(26)
Other comprehensive (loss) before reclassifications into SG&A	(3)	—	(3)
Amounts reclassified from accumulated other comprehensive (loss) into SG&A	—	—	—

Total other comprehensive (loss)	(3)	—	(3)

Balance as of June 30, 2012	$(33)	$4	$(29)

Other comprehensive income before reclassifications into SG&A	4	—	4
Amounts reclassified from accumulated other comprehensive (loss) into SG&A	—	—	—

Total other comprehensive income	4	—	4

Balance as of September 30, 2012	$(29)	$4	$(25)

7. Earnings Per Share

The Company accounts for earnings per share (“EPS”) in accordance with ASC Topic 260, “Earnings Per Share” (“ASC 260”) and related guidance, which requires two calculations of EPS to be disclosed: basic and diluted. The numerator in calculating basic and diluted EPS is an amount equal to the consolidated net income for the periods presented. The denominator in calculating basic EPS is the weighted average shares outstanding for the respective periods. The denominator in calculating diluted EPS is the weighted average shares outstanding, plus the dilutive effect of stock option grants and unvested restricted share/share unit grants for the respective periods. The following sets forth the basic and diluted calculations of EPS for the quarters and nine months ended September 30, 2013 and 2012:

(in millions, except per share amounts)	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Net income available to ordinary shareholders	$113	$113	$334	$279

Weighted average number of ordinary and potential ordinary shares outstanding:
Basic number of ordinary shares outstanding	250.0	248.3	249.5	248.2
Dilutive effect of grants of stock options and unvested restricted shares/share units	3.8	2.3	3.0	2.3

Diluted number of ordinary and potential ordinary shares outstanding	253.8	250.6	252.5	250.5

Earnings per ordinary share:
Basic	$0.45	$0.46	$1.34	$1.12

Diluted	$0.45	$0.45	$1.32	$1.11

Dividend per ordinary share	$—	$4.00	$0.25	$4.00

The Prior Redemption Program decreased each of the weighted average basic shares outstanding and the weighted average diluted shares outstanding by 1.9 million shares and 1.7 million shares during the quarter and nine months ended September 30, 2012, respectively. The remaining 0.2 million shares redeemed in the nine months ended September 30, 2012 were not included in the calculation of basic or diluted EPS for the nine months ended September 30, 2012 as their impact was anti-dilutive under the treasury stock method.

The following represents amounts not included in the above calculation of diluted EPS as their impact was anti-dilutive under the treasury stock method including the implied purchase cost of non-qualified options to purchase ordinary shares and restricted ordinary shares/share units to be repurchased as defined by ASC 260:

(in millions)	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Stock options to purchase ordinary shares	4.2	4.5	4.4	4.5

Unvested restricted shares/share units	1.5	1.8	2.5	2.1

8. Sanofi Collaboration Agreement

The Company and Sanofi-Aventis U.S. LLC (“Sanofi”) are parties to a collaboration agreement pursuant to which the parties co-develop and market ACTONEL on a global basis, excluding Japan (the “Collaboration Agreement”). ATELVIA, the Company’s risedronate sodium delayed-release product launched in January 2011 and currently sold in the United States and Canada, is also marketed pursuant to the Collaboration Agreement. As a result of ACTONEL’s loss of patent exclusivity in Western Europe in late 2010 and as part of the Company’s transition to a wholesale distribution model in Belgium, the Netherlands, France, Germany, Italy, Spain, Switzerland and the United Kingdom, the Company and/or Sanofi reduced or discontinued marketing and promotional efforts in certain territories covered by the Collaboration Agreement. Under the Collaboration Agreement, the Company’s and Sanofi’s rights and obligations are specified by geographic market. For example, under the Collaboration Agreement, Sanofi generally has the right to elect to participate in the development of ACTONEL-related product improvements, other than product improvements specifically related to the United States and Puerto Rico, where the Company has full control over all product development decisions following the April 2010 amendment discussed below. Under the Collaboration Agreement following the April 2010 amendment, the ongoing global research and development (“R&D”) costs for ACTONEL are shared equally between the parties, except for R&D costs specifically related to the United States and Puerto Rico, which are borne solely by the Company. In certain geographic markets, the Company and Sanofi share selling and advertising and promotion (“A&P”) costs, as well as product profits based on contractual percentages. In the geographic markets where the Company is deemed to be the principal in transactions with customers and invoices sales, the Company recognizes all revenues from sales of the product along with the related product costs. In these markets, all selling and A&P expenses incurred by the Company and all contractual payments to Sanofi are recognized in SG&A expenses. In geographic markets where Sanofi is deemed to be the principal in transactions with customers and invoices sales, the Company’s share of selling and A&P expenses is recognized in SG&A expenses, and the Company recognizes its share of income attributable to the contractual payments made by Sanofi to the Company in these territories, on a net basis, as a component of “other revenue.”

In April 2010, the Company and Sanofi entered into an amendment to the Collaboration Agreement. Pursuant to the terms of the amendment, the Company took full operational control over the promotion, marketing and R&D decisions for ACTONEL and ATELVIA in the United States and Puerto Rico, and assumed responsibility for all associated costs relating to those activities. Prior to the amendment, the Company shared such costs with Sanofi in these territories. The Company remained the principal in transactions with customers in the United States and Puerto Rico and continues to invoice all sales in these territories. In return, it was agreed that for the remainder of the term of the Collaboration Agreement, Sanofi would receive, as part of the global collaboration agreement between the parties, payments from the Company which, depending on actual net sales in the United States and Puerto Rico, are based on the lower of (i) an agreed percentage of either United States and Puerto Rico actual net sales or (ii) an agreed sales threshold for the territory. As of September 30, 2013, the fixed minimum payments under the Collaboration Agreement relating to the United States and Puerto Rico totaled $125 million, all of which will be payable in the year ending December 31, 2014.

On October 28, 2013, Warner Chilcott Company, LLC (“WCCL”), our indirect wholly-owned subsidiary, and Sanofi entered into an amendment (the “Amendment”) to the Collaboration Agreement. Pursuant to the Amendment, the parties amended the Collaboration Agreement with respect to ACTONEL and ATELVIA in the U.S. and Puerto Rico (the “Exclusive Territory”) to provide that, in exchange for the payment of a lump sum of $125 million by WCCL to Sanofi in the year ended December 31, 2013, WCCL’s obligations with respect to the global reimbursement payment, which represented a percentage of Actavis’ net sales as defined, as it relates to the Exclusive Territory for the year ended December 31, 2014 shall be satisfied in full. The Amendment does not apply to or affect the parties’ respective rights and obligations under the Collaboration Agreement with respect to (i) the remainder of 2013 or (ii) territories outside the Exclusive Territory.

The Company will continue to sell ACTONEL and ATELVIA products with Sanofi in accordance with its obligations under the Collaboration Agreement until the termination of the Collaboration Agreement on January 1, 2015, at which time all of Sanofi’s rights under the Collaboration Agreement will revert to the Company. Thereafter, the Company will have the sole right to market and promote ACTONEL and ATELVIA on a global basis, excluding Japan.

For the quarters and nine months ended September 30, 2013 and 2012, the Company recognized net sales, other revenue and co-promotion expenses as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2013	2012	2013	2012
Net sales
ACTONEL	$80	$107	$263	$372
ATELVIA	17	19	54	51
Other revenue
ACTONEL	11	12	35	43
Co-promotion expense
ACTONEL / ATELVIA	43	53	143	173

9. Inventories

Inventories consisted of the following:

(dollars in millions)	As of September 30, 2013	As of December 31, 2012
Finished goods	$57	$57
Work-in-progress / Bulk	29	26
Raw materials	44	30

Total	$130	$113

Total inventories are net of $20 million and $22 million related to inventory obsolescence reserves as of September 30, 2013 and December 31, 2012, respectively.

Product samples are stated at cost ($6 million and $8 million as of September 30, 2013 and December 31, 2012, respectively) and are included in prepaid expenses and other current assets.

10. Goodwill and Intangible Assets

The Company’s goodwill and a trademark have been deemed to have indefinite lives and are not amortized. The Company’s acquired intellectual property, licensing agreements and certain trademarks that do not have indefinite lives are being amortized on either an economic benefit model, which typically results in accelerated amortization or on a straight-line basis over their useful lives not to exceed 15 years.

The Company’s intangible assets as of September 30, 2013 consisted of the following:

	Gross Carrying	Accumulated	Net Carrying
(dollars in millions)	Value	Amortization	Value
Definite-lived intangible assets
ASACOL / DELZICOL product family	$1,849	$899	$950
ENABLEX	506	322	184
ATELVIA	241	49	192
ACTONEL	525	468	57
ESTRACE Cream	411	366	45
Other products	1,485	1,456	29

Total definite-lived intangible assets	5,017	3,560	1,457

Indefinite-lived intangible assets
Trademark	30	—	30

Total intangible assets, net	$5,047	$3,560	$1,487

The Company’s intangible assets as of December 31, 2012 consisted of the following:

(dollars in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite-lived intangible assets
ASACOL / DELZICOL product family	$1,849	$742	$1,107
ENABLEX	506	252	254
ATELVIA	241	31	210
ACTONEL	525	413	112
ESTRACE Cream	411	343	68
Other products	1,485	1,449	36

Total definite-lived intangible assets	5,017	3,230	1,787

Indefinite-lived intangible assets
Trademark	30	—	30

Total intangible assets, net	$5,047	$3,230	$1,817

Aggregate amortization expense related to intangible assets was $109 million and $122 million for the quarters ended September 30, 2013 and 2012, respectively, and was $329 million and $376 million for the nine months ended September 30, 2013 and 2012, respectively. The Company continuously reviews its products’ remaining useful lives based on each product’s estimated future cash flows. The Company may incur material impairment charges or accelerate the amortization of certain intangible assets based on triggering events that reduce expected future cash flows, including those events relating to the loss of market exclusivity for any of the Company’s products as a result of the expiration of a patent, the expiration of U.S. Food and Drug Administration (“FDA”) exclusivity or an at-risk launch of a competing generic product. Based on the Company’s review of future cash flows, the Company recorded an impairment charge in the nine months ended

September 30, 2012 of $106 million, $101 million of which was attributable to the impairment of the Company’s DORYX intangible asset following the April 30, 2012 decision of the U.S. District Court for the District of New Jersey holding that neither Mylan Pharmaceuticals Inc.’s (“Mylan”) nor Impax Laboratories, Inc.’s (“Impax”) proposed generic version of the Company’s DORYX 150 mg product (“DORYX 150”) infringed U.S. Patent No. 6,958,161 covering DORYX 150 (the “161 Patent”) and Mylan’s subsequent introduction of a generic product in early May 2012. For a discussion of the DORYX patent litigation and the Company’s other ongoing patent litigation refer to “Note 15”.

As of September 30, 2013, estimated amortization expense based on current forecasts (excluding indefinite-lived intangible assets) for the period from October 1, 2013 to December 31, 2013 and for each of the next five years is as follows:

(dollars in millions)	Amortization
2013 (remaining)	$110
2014	369
2015	291
2016	186
2017	157
2018	130
Thereafter	214

$1,457

11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

(dollars in millions)	As of September 30, 2013	As of December 31, 2012
Product rebate accruals (commercial and government)	$222	$269
Sales return reserves	120	118
Customer loyalty and coupon programs	43	47
Payroll, commissions, and employee costs	33	35
Professional fees	15	17
Severance accruals(1)	12	31
R&D expense accruals	8	4
Obligations under product licensing and distribution agreements	5	10
Interest payable	4	29
U.S. branded prescription drug fee	4	—
Liabilities related to dividends declared	3	7
Litigation-related accrual	3	6
Deferred liabilities	3	3
Withholding taxes	2	12
ACTONEL co-promotion liability	—	49
Other	25	31

Total	$502	$668

(1)	Severance liabilities included as a component of other non-current liabilities totaled $1 million as of each September 30, 2013 and December 31, 2012.

12. Indebtedness

Senior Secured Credit Facilities (terminated on October 1, 2013)

On March 17, 2011, Warner Chilcott Holdings Company III, Limited (“Holdings III”), WC Luxco S.à r.l. (the “Luxco Borrower”), Warner Chilcott Corporation (“WCC” or the “US Borrower”) and WCCL (or the “PR Borrower,” and together with the Luxco Borrower and the US Borrower, the “Borrowers”) entered into a new credit agreement (the “Credit Agreement”) with a syndicate of lenders (the “Lenders”) and Bank of America, N.A. as administrative agent, in order to refinance the Company’s then-outstanding senior secured credit facilities (the “Prior Senior Secured Credit Facilities”). Pursuant to the Credit Agreement, the Lenders provided senior secured credit facilities (the “Initial Senior Secured Credit Facilities”) in an aggregate amount of $3,250 million comprised of (i) $3,000 million in aggregate term loan facilities and (ii) a $250 million revolving credit facility available to all Borrowers (the “Revolving Credit Facility”). The term loan facilities were initially comprised of (i) a $1,250 million Term A Loan Facility (the “Term A Loan”) and (ii) a $1,750 million Term B Loan Facility consisting of an $800 million Term B-1 Loan, a $400 million Term B-2 Loan and a $550 million Term B-3 Loan (together, the “Initial Term B Loans”). The proceeds of these term loans, together with approximately $279 million of cash on hand, were used to make an optional prepayment of $250 million in aggregate term loans under the Prior Senior Secured Credit Facilities, repay the remaining $2,969 million in aggregate term loans outstanding under the Prior Senior Secured Credit Facilities, terminate the Prior Senior Secured Credit Facilities and pay certain related fees, expenses and accrued interest.

On August 20, 2012, Holdings III and the Borrowers entered into an amendment to the Credit Agreement, pursuant to which the Lenders provided additional term loans in an aggregate principal amount of $600 million (the “Additional Term Loan Facilities” and, together with the Initial Senior Secured Credit Facilities, the “Senior Secured Credit Facilities”), which, together with cash on hand, were used to fund a special cash dividend in September 2012 of $4.00 per share, or $1,002 million in the aggregate (the “2012 Special Dividend”), and to pay related fees and expenses. The Additional Term Loan Facilities were comprised of (i) a $250 million Term B-4 Loan Facility and a $50 million Term B-5 Loan Facility (collectively, the “Term B-4/5 Loan”) and (ii) a $300 million Additional Term B-1 Loan Facility (the “Additional Term B-1 Loan”).

The Term A Loan was set to mature on March 17, 2016 and bore interest at LIBOR plus 3.00%, with a LIBOR floor of 0.75%, each of the Initial Term B Loans and the Additional Term B-1 Loan was set to mature on March 15, 2018 and bore interest at LIBOR plus 3.25%, with a LIBOR floor of 1.00%, and the Term B-4/5 Loan was set to mature on August 20, 2017 and bore interest at LIBOR plus 3.00%, with no LIBOR floor. The Revolving Credit Facility was set to mature on March 17, 2016 and included a $20 million sublimit for swing line loans and a $50 million sublimit for the issuance of standby letters of credit. Any swing line loans and letters of credit would have reduced the available commitment under the Revolving Credit Facility on a dollar-for-dollar basis. Loans drawn under the Revolving Credit Facility bore interest at LIBOR plus 3.00%, and letters of credit issued under the Revolving Credit Facility were subject to a fee equal to 3.00% per annum on the amounts thereof. The Borrowers were also required to pay a commitment fee on the unused commitments under the Revolving Credit Facility at a rate of 0.75% per annum, subject to leverage-based step-downs.

The loans and other obligations under the Senior Secured Credit Facilities (including in respect of hedging agreements and cash management obligations) were (i) guaranteed by Holdings III and substantially all of its subsidiaries (subject to certain exceptions and limitations) and (ii) were secured by substantially all of the assets of the Borrowers and each guarantor (subject to certain exceptions and limitations). In addition, the Senior Secured Credit Facilities contained (i) customary provisions related to mandatory prepayment of the loans thereunder with (a) 50% of excess cash flow, as defined, subject to a leverage-based step-down and (b) the proceeds of asset sales or casualty events (subject to certain limitations, exceptions and reinvestment rights) and the incurrence of certain additional indebtedness and (ii) certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, loans and investments, acquisitions, dividends and other restricted payments, transactions with affiliates, asset dispositions, mergers and consolidations, prepayments, redemptions and repurchases of other indebtedness and other matters customarily restricted in such agreements and, in each case, subject to certain exceptions.

The Senior Secured Credit Facilities specified certain customary events of default including, without limitation, non-payment of principal or interest, violation of covenants, breaches of representations and warranties in any material respect, cross default or cross acceleration of other material indebtedness, material judgments and liabilities, certain Employee Retirement Income Security Act events and invalidity of guarantees and security documents under the Senior Secured Credit Facilities.

The fair value as of September 30, 2013 and December 31, 2012 of the Company’s then outstanding debt under its Senior Secured Credit Facilities, as determined in accordance with ASC Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) under Level 2 based upon quoted prices for similar items in active markets, was approximately $2,039 million ($2,041 million book value) and $2,744 million ($2,718 million book value), respectively.

As of September 30, 2013, there were letters of credit totaling $2 million outstanding. As a result, the Company had $248 million available under the Revolving Credit Facility as of September 30, 2013. During the quarter and nine months ended September 30, 2013, the Company made optional prepayments of $152 million and $552 million, respectively, of its term loan indebtedness under the Senior Secured Credit Facilities.

New Senior Secured Credit Facilities

On October 1, 2013, in connection with the Acquisition, the Company completed the refinancing of its Senior Secured Credit Facilities. The new senior secured credit facilities were entered into by New Actavis, the Borrowers, Warner Chilcott Finance LLC, as a guarantor, and Bank of America, N.A. as Administrative Agent. The new senior secured credit facilities were comprised of $2,000 million of term loan indebtedness in the aggregate (the “New Senior Secured Credit Facilities”) and were used, together with other working capital, to refinance the Company’s then outstanding Senior Secured Credit Facilities. The New Senior Secured Credit Facilities are comprised of $1,000 million of three year term loan indebtedness maturing on October 1, 2016 (the “Three Year Tranche”) and $1,000 million of five year term loan indebtedness maturing on October 1, 2018 (the “Five Year Tranche”).

Borrowings under the New Senior Secured Credit Facilities will bear interest at the applicable Borrower’s choice at a per annum rate equal to either (i) a base rate plus an applicable margin per annum varying from (x) 0.00% per annum to 0.75% per annum under the Three Year Tranche and (y) 0.125% per annum to 0.875% per annum under the Five Year Tranche, depending on the debt rating or (b) a Eurodollar rate, plus an applicable margin varying from (x) 1.00% per annum to 1.75% per annum under the Three Year Tranche and (y) 1.125% per annum to 1.875% per annum under the Five Year Tranche, depending on the debt rating.

The outstanding principal amount of loans under the Five Year Tranche is payable in equal quarterly amounts of 2.50% per quarter with the remaining balance payable on October 1, 2018. The outstanding principal amount of loans under the Three Year Tranche is not subject to quarterly amortization and shall be payable in full on October 1, 2016.

The borrowings under the New Senior Secured Credit Facilities will be jointly and severally guaranteed by (i) New Actavis, (ii) each subsidiary of New Actavis (other than any Borrower) that is a primary obligor or a guarantor under the 7.75% Notes (as defined below) and (iii) any subsidiary (other than any Borrower) that becomes a guarantor of third party indebtedness of a Borrower in an aggregate principal amount exceeding $200 million (unless, in the case of a foreign subsidiary, such guarantee would give rise to adverse tax consequences as reasonably determined by New Actavis).

7.75% Notes

On August 20, 2010, the Company and certain of the Company’s subsidiaries entered into an indenture (the “Indenture”) with Wells Fargo Bank, National Association, as trustee (the “Trustee”), in connection with the issuance by WCCL and Warner Chilcott Finance LLC (together, the “Issuers”) of $750 million aggregate principal amount of 7.75% senior notes due 2018 (the “7.75% Notes”). The 7.75% Notes are unsecured senior obligations of the Issuers, guaranteed on a senior basis by the Company and its subsidiaries that guarantee obligations under the Senior Secured Credit Facilities, subject to certain exceptions. The 7.75% Notes will mature on September 15, 2018. Interest on the 7.75% Notes is payable on March 15 and September 15 of each year, and the first payment was made on March 15, 2011.

On September 29, 2010, the Issuers issued an additional $500 million aggregate principal amount of 7.75% Notes at a premium of $10 million. The proceeds from the issuance of the additional 7.75% Notes were used by the Company to fund its $400 million upfront payment in connection with the ENABLEX Acquisition, which closed on October 18, 2010, and for general corporate purposes. The additional 7.75% Notes constitute a part of the same series, and have the same guarantors, as the 7.75% Notes issued in August 2010. The $10 million premium received was added to the face value of the 7.75% Notes and is being amortized over the life of the 7.75% Notes as a reduction to reported interest expense.

The Indenture contains restrictive covenants that limit, among other things, the ability of each of Holdings III, and certain of Holdings III’s subsidiaries, to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, repurchase subordinated debt and common and preferred stock, make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates. Certain of these restrictive covenants will be suspended at any time when the 7.75% Notes are rated Investment Grade by each of S&P and Moody’s and no Default has occurred and is continuing, in each case as described and defined in the Indenture. The Indenture also contains customary events of default which would permit the holders of the 7.75% Notes to declare those 7.75% Notes to be immediately due and payable if not cured within applicable grace periods, including the failure to make timely payments on the 7.75% Notes or other material indebtedness, the failure to comply with covenants, and specified events of bankruptcy and insolvency.

The fair value of the Company’s outstanding 7.75% Notes ($1,250 million book value), as determined in accordance with ASC 820 under Level 2 based upon quoted prices for similar items in active markets, was $1,359 million and $1,325 million as of September 30, 2013 and December 31, 2012, respectively.

On October 1, 2013, in connection with the completion of the Transactions, New Actavis, the Issuers and Wells Fargo Bank, National Association, as the Trustee (the “Trustee”), entered into a third supplemental indenture (the “Supplemental Indenture”) to the Indenture, among the Issuers, the guarantors party thereto and the Trustee, with respect to the 7.75% Notes. Pursuant to the Supplemental Indenture, New Actavis has provided a full and unconditional guarantee of the 7.75% Notes.

On October 1, 2013, the Issuers and the Trustee also entered into a Release of Guarantees of Certain Guarantors, pursuant to which the Company’s guarantee of the 7.75% Notes was released and the guarantees of certain other guarantors were released, in each case in accordance with the Indenture.

Components of Indebtedness

As of September 30, 2013, the Company’s outstanding debt included the following:

(dollars in millions)	Current Portion as of September 30, 2013	Long-Term Portion as of September 30, 2013	Total Outstanding as of September 30, 2013
Revolving Credit Facility under the Senior
Secured Credit Facilities	$—	$—	$—
Term loans under the Senior Secured
Credit Facilities	184	1,857	2,041
7.75% Notes (including $6 unamortized premium)	1	1,255	1,256

Total	$185	$3,112	$3,297

As of September 30, 2013, scheduled mandatory principal repayments of long-term debt for the period from October 1, 2013 to December 31, 2013 and in each of the five years ending December 31, 2014 through 2018 were as follows:

(dollars in millions) Year Ending December 31,	Aggregate Maturities
2013 (remaining)	$46
2014	184
2015	198
2016	83
2017	83
2018	2,697

Total long-term debt to be settled in cash	$3,291
7.75% Notes unamortized premium	6

Total long-term debt	$3,297

13. Stock-Based Compensation Plans

The Company’s stock-based compensation, including grants of non-qualified time-based vesting options to purchase ordinary shares and grants of time-based and performance-based vesting restricted ordinary shares/share units, is measured at fair value on the date of grant and is recognized in the statement of operations as compensation expense over the applicable vesting periods. For purposes of computing the amount of stock-based compensation attributable to time-based vesting options and time-based vesting restricted ordinary shares/share units expensed in any period, the Company treats such equity grants as serial grants with separate vesting dates. This treatment results in accelerated recognition of share-based compensation expense whereby 52% of the compensation is recognized in year one, 27% is recognized in year two, 15% is recognized in year three, and 6% is recognized in the final year of vesting. The Company treats performance-based vesting restricted ordinary share/share unit grants as vesting evenly over a four year vesting period, subject to the achievement of annual performance targets.

Total stock-based compensation expense recognized for the quarters ended September 30, 2013 and 2012 was $6 million and $5 million, respectively and for the nine months ended September 30, 2013 and 2012 was $19 million and $17 million, respectively. Unrecognized future stock-based compensation expense was $32 million as of September 30, 2013. This amount was set to be recognized as an expense over a remaining weighted average period of 1.2 years. In connection with the Acquisition, the Company recognized stock-based compensation expense on October 1, 2013 resulting from the accelerated vesting of certain outstanding awards of restricted shares/share units pursuant to the terms of the Company’s award agreements.

The Company has granted equity-based incentives to its employees comprised of restricted ordinary shares/share units and non-qualified options to purchase ordinary shares. All restricted ordinary shares/share units (whether time-based vesting or performance-based vesting) are granted and expensed, using the closing market price per share on the applicable grant date, over a four year vesting period. Non-qualified options to purchase ordinary shares are granted to employees at exercise prices per share equal to the closing market price per share on the date of grant.

The fair value of non-qualified options is determined on the applicable grant date using the Black-Scholes method of valuation and that amount is recognized as an expense over the four year vesting period. In establishing the value of the options on each grant date, the Company uses its actual historical volatility for its ordinary shares to estimate the expected volatility at each grant date. Beginning in September 2012, the dividend yield is calculated on the day of grant using the annual expected dividend under the Dividend Policy of $0.50 per share divided by the closing stock price on that given day. The options have a term of ten years. The Company assumes that the options will be exercised, on average, in six years. Using the Black-Scholes valuation model, the fair value of the options is based on the following assumptions:

	Nine months ended September 30, 2013	Year ended December 31, 2012
Dividend yield	2.54 - 3.49%	0 - 4.15%
Expected volatility	40.00%	38.00 - 40.00%
Risk-free interest rate	1.78 - 2.49%	1.76 - 1.87%
Expected term (years)	6.00	6.00

The weighted average remaining contractual term of all outstanding options to purchase ordinary shares granted was 6 years as of September 30, 2013.

The following is a summary of equity award activity for unvested restricted ordinary shares/share units in the period from December 31, 2012 through September 30, 2013:

	Restricted Share/Share Units Grants
(in millions except per share amounts)	Shares/Share Units	Weighted Average Fair Value per share on Grant Date
Unvested restricted ordinary shares/share units, at December 31, 2012	2.5	$19.03
Granted share units	2.2	14.32
Vested shares/share units	(0.8)	19.29
Forfeited shares/share units	(0.4)	16.45

Unvested restricted ordinary shares/share units, at September 30, 2013	3.5	$16.31

The following is a summary of equity award activity for non-qualified options to purchase ordinary shares in the period from December 31, 2012 through September 30, 2013:

	Options to Purchase Ordinary Shares
(in millions except per option amounts)	Options	Weighted Average Fair Value per Option on Grant Date	Weighted Average Exercise Price per Option
Balance at December 31, 2012	5.8	$6.29	$10.50
Granted options	1.3	4.09	14.41
Exercised options	(0.8)	6.97	6.20
Forfeited options	(0.3)	7.01	14.33

Balance at September 30, 2013	6.0	$5.71	$11.68

Vested and exercisable at September 30, 2013	3.8	$5.55	$9.84

The intrinsic value of non-qualified options to purchase ordinary shares is calculated as the difference between the closing price of the Company’s ordinary shares and the exercise price of the non-qualified options to purchase ordinary shares that had a strike price below the closing price. The total intrinsic value for the non-qualified options to purchase ordinary shares that are “in-the-money” as of September 30, 2013 was as follows:

(in millions except per option and per share amounts)	Number of Options	Weighted Average Exercise Price per Option	Closing Stock Price per Share	Total Intrinsic Value
Balance outstanding at September 30, 2013	6.0	$11.68	$22.93	$67
Vested and exercisable at September 30, 2013	3.8	$9.84	$22.93	$50

14. Commitments and Contingencies

Product Development Agreements

In July 2007, the Company entered into an agreement with Paratek Pharmaceuticals Inc. (“Paratek”) under which it acquired certain rights to novel tetracyclines under development for the treatment of acne and rosacea. The Company paid an up-front fee of $4 million and agreed to reimburse Paratek for R&D expenses incurred during the term of the agreement. In September 2010, the Company made a $1 million milestone payment to Paratek upon the achievement of a developmental milestone. In June 2012, the Company made a $2 million milestone payment to Paratek upon the achievement of a developmental milestone which was included in R&D expenses in the nine months ended September 30, 2012. The Company may make additional payments to Paratek upon the achievement of certain developmental milestones that could aggregate up to $21 million. In addition, the Company agreed to pay royalties to Paratek based on the net sales, if any, of the products covered under the agreement.

In December 2008, the Company signed an agreement (the “Dong-A Agreement”) with Dong-A PharmTech Co. Ltd. (“Dong-A”), to develop and, if approved, market its orally-administered udenafil product, a PDE5 inhibitor for the treatment of erectile dysfunction (“ED”) in the United States. The Company paid $2 million in connection with signing the Dong-A Agreement. In March 2009, the Company paid $9 million to Dong-A upon the achievement of a developmental milestone related to the ED product under the Dong-A Agreement. The Company agreed to pay for all development costs incurred during the term of the Dong-A Agreement with respect to development of the ED product to be marketed in the United States, and the Company may make additional payments to Dong-A of up to $13 million upon the achievement of contractually-defined milestones in relation to the ED product. In addition, the Company agreed to pay a profit-split to Dong-A based on operating profit (as defined in the Dong-A Agreement), if any, resulting from the commercial sale of the ED product.

In February 2009, the Company acquired the U.S. rights to Apricus Biosciences, Inc.’s (formerly NexMed, Inc.) (“Apricus”) topically applied alprostadil cream for the treatment of ED and a prior license agreement between the Company and Apricus relating to the product was terminated. Under the terms of the acquisition agreement, the Company paid Apricus an up-front payment of $3 million. The Company also agreed to make a milestone payment of $2 million upon the FDA’s approval of the product’s New Drug Application. The Company continues to work to prepare its response to the non-approvable letter that the FDA delivered to Apricus in July 2008 with respect to the product.

In April 2010, the Company amended the Dong-A Agreement to add the right to develop, and if approved, market in the United States and Canada, Dong-A’s udenafil product for the treatment of lower urinary tract symptoms associated with Benign Prostatic Hyperplasia (“BPH”). As a result of this amendment, the Company made an up-front payment to Dong-A of $20 million in April 2010. Under the amendment, the Company may make additional payments to Dong-A in an aggregate amount of up to $25 million upon the achievement of contractually-defined milestones in relation to the BPH product. These payments would be in addition to the potential milestone payments in relation to the ED product described above. The Company also agreed to pay Dong-A a percentage of net sales of the BPH product in the United States and Canada, if any.

The Company and Sanofi are parties to the Collaboration Agreement pursuant to which they co-develop and market ACTONEL on a global basis, excluding Japan. ATELVIA, the Company’s risedronate sodium delayed-release product launched in January 2011 and currently sold in the United States and Canada, is also marketed pursuant to the Collaboration Agreement. See “Note 8” for additional information related to the Collaboration Agreement.

Other Commitments and Contingencies

In March 2012, the Company’s Fajardo, Puerto Rico manufacturing facility received a warning letter from the FDA. The warning letter raised certain violations of current Good Manufacturing Practices originally identified in a Form 483 observation letter issued by the FDA after an inspection of the Company’s Fajardo facility in June and July 2011. More specifically, the warning letter indicated that the Company failed to conduct a comprehensive evaluation of its corrective actions to ensure that certain stability issues concerning OVCON 50 were adequately addressed. In addition, the FDA cited the Company’s stability issues with OVCON 50 and the Company’s evaluation of certain other quality data, in expressing its general concerns with respect to the performance of the Company’s Fajardo quality control unit.

The Company takes these matters seriously and submitted a written response to the FDA in April 2012. Following its receipt of the Form 483 observation letter, the Company immediately initiated efforts to address the issues identified by the FDA. In March and April 2013, the FDA re-inspected the Fajardo facility and issued a Form 483 observation letter at the conclusion thereof that identified two observations, which did not directly relate to the issues listed in the warning letter. The Company provided its response to such observations to the FDA in early May 2013. In June 2013, the FDA issued the Company a warning letter close out letter, informing the Company that it had addressed the issues raised by the FDA in the warning letter.

In connection with the Acquisition, the Company incurred $34 million of SG&A expenses on October 1, 2013. These fees were contingent upon the successful completion of the Acquisition and were paid to the Company’s advisors.

15. Legal Proceedings

General Matters

The Company is involved in various legal proceedings, including product liability litigation, intellectual property litigation, antitrust litigation, false claims act litigation, employment litigation and other litigation, as well as government investigations. The outcome of such proceedings is uncertain, and the Company may from time to time enter into settlements to resolve such proceedings that could result, among other things, in the sale of generic versions of the Company’s products prior to the expiration of its patents.

The Company records reserves related to legal matters when losses related to such litigation or contingencies are both probable and reasonably estimable. The Company maintains insurance with respect to potential litigation in the normal course of its business based on its consultation with its insurance consultants and outside legal counsel, and in light of current market conditions, including cost and availability. The Company is responsible for any losses from such litigation that are not covered under its litigation insurance.

The following discussion is limited to the Company’s material on-going legal proceedings:

Product Liability Litigation

Hormone Therapy Product Liability Litigation

Beginning in early 2004, a number of product liability suits were filed against the Company as well as numerous other pharmaceutical companies, for personal injuries allegedly arising out of the use of hormone replacement therapy products, including but not limited to Warner Chilcott products FEMHRT, ESTRACE, ESTRACE Cream and medroxyprogesterone acetate. Under the purchase and sale agreement pursuant to which we acquired FEMHRT from Pfizer Inc. (“Pfizer”) in 2003, we agreed to assume certain product liability exposure with respect to claims made against Pfizer after March 5, 2003 and tendered to us relating to FEMHRT products. We successfully tendered 94 cases involving ESTRACE to Bristol-Myers Squibb Company (“BMS”) pursuant to an indemnification provision in the asset purchase agreement pursuant to which we acquired this product. The purchase agreement included an indemnification agreement whereby BMS indemnified us for product liability exposure associated with ESTRACE products shipped prior to July 2001.

Many of the cases originally filed against the Company have been dismissed. Approximately 12 cases remain pending against Warner Chilcott and/or other Company affiliates in state and federal courts and that have not been tendered successfully to other parties. The remaining cases are pending in various courts including a consolidated action in the United States District Court for the Eastern District of Arkansas (In re: Prempro Products Liability Litigation, MDL Docket No. 1507) as well as proceedings in the federal district court for the District of Minnesota and in the Philadelphia Common Pleas Court. Discovery in the individual cases has not been completed. The Company believes it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

ACTONEL Product Liability Litigation

The Company is a defendant in approximately 281 cases and a potential defendant with respect to approximately 390 unfiled claims involving a total of approximately 679 plaintiffs and potential plaintiffs relating to the Company’s bisphosphonate prescription drug ACTONEL. The claimants allege, among other things, that ACTONEL caused them to suffer osteonecrosis of the jaw (“ONJ”), a rare but serious condition that involves severe loss or destruction of the jawbone, and/or atypical fractures of the femur (“AFF”). All of the cases have been filed in either federal or state courts in the United States. The Company is in the initial stages of discovery in these litigations. The 390 unfiled claims involve potential plaintiffs that have agreed, pursuant to a tolling agreement, to postpone the filing of their claims against the Company in exchange for the Company’s agreement to suspend the statutes of limitations relating to their potential claims. In addition, the Company is aware of four purported product liability class actions that were brought against the Company in provincial courts in Canada alleging, among other things, that ACTONEL caused the plaintiffs and the proposed class members who ingested ACTONEL to suffer atypical fractures or other side effects. It is expected that these plaintiffs will seek class certification. Of the approximately 679 total ACTONEL-related claims, approximately 147 include ONJ-related claims, approximately 508 include AFF-related claims and approximately 4 include both ONJ and AFF-related claims. The Company is reviewing these lawsuits and potential claims and intends to defend these claims vigorously.

Sanofi, which co-promotes ACTONEL with the Company on a global basis pursuant to the Collaboration Agreement, is a defendant in many of the Company’s ACTONEL product liability cases. In some of the cases, manufacturers of other bisphosphonate products are also named as defendants. Plaintiffs have typically asked for unspecified monetary and injunctive relief, as well as attorneys’ fees. Under the Collaboration Agreement, Sanofi has agreed to indemnify the Company, subject to certain limitations, for 50% of the losses from any product liability claims in Canada relating to ACTONEL and for 50% of the losses from any product liability claims in the United States and Puerto Rico relating to ACTONEL brought prior to April 1, 2010, which would include approximately 90 claims relating to ONJ and other alleged injuries that were pending as of March 31, 2010 and not subsequently dismissed. Pursuant to the April 2010 amendment to the Collaboration Agreement, the Company will be fully responsible for any product liability claims in the United States and Puerto Rico relating to ACTONEL brought on or after April 1, 2010. The Company may be liable for product liability, warranty or similar claims in relation to products acquired from The Procter & Gamble Company (“P&G”) in October 2009 in connection with the Company’s acquisition (the “PGP Acquisition”) of P&G’s global branded pharmaceutical’s business (“PGP”), including ONJ-related claims that were pending as of the closing of the PGP Acquisition. The Company’s agreement with P&G provides that P&G will indemnify the Company, subject to certain limits, for 50% of the Company’s losses from any such claims, including approximately 88 claims relating to ONJ and other alleged injuries, pending as of October 30, 2009 and not subsequently dismissed.

The Company currently maintains product liability insurance coverage for claims aggregating between $30 million and $170 million, subject to certain terms, conditions and exclusions, and is otherwise responsible for any losses from such claims. The terms of the Company’s current and prior insurance programs vary from year to year and the Company’s insurance may not apply to, among other things, damages or defense costs related to the above mentioned HT or ACTONEL-related claims, including any claim arising out of HT or ACTONEL products with labeling that does not conform completely to FDA approved labeling.

In May 2013, the Company entered into a settlement agreement in respect of up to 74 ONJ-related claims, subject to the acceptance thereof by the individual respective claimants. The Company recorded a charge in the nine months ended September 30, 2013 in the amount of $2 million in accordance with ASC Topic 450 “Contingencies” in connection with the Company’s entry into the settlement agreement. This charge represents the Company’s current estimate of the aggregate amount that is probable to be paid by the Company in connection with the settlement agreement. In October 2013, the Company entered into a separate settlement agreement in respect of up to 53 additional ONJ-related claims, subject to the acceptance thereof by the individual respective claimants. Assuming that all of the relevant claimants accept the settlement agreements, approximately 545 ACTONEL-related claims would remain outstanding, of which approximately 28 include ONJ-related claims, approximately 498 include AFF-related claims and approximately 4 include both ONJ and AFF-related claims. However, it is impossible to predict with certainty (i) the number of such individual claimants that will accept the settlement agreement or (ii) the outcome of any litigation with claimants rejecting the settlement or other plaintiffs and potential plaintiffs with ONJ, AFF or other ACTONEL-related claims, and the Company can offer no assurance as to the likelihood of an unfavorable outcome in any of these matters. An estimate of the potential loss, or range of loss, if any, to the Company relating to proceedings with (i) claimants rejecting the settlement or (ii) other plaintiffs and potential plaintiffs with ONJ, AFF or other ACTONEL-related claims is not possible at this time.

Gastroenterology Patent Matters

ASACOL HD

In September 2011, the Company received a Paragraph IV certification notice letter from Zydus Pharmaceuticals USA, Inc. (together with its affiliates, “Zydus”) indicating that Zydus had submitted to the FDA an Abbreviated New Drug Application (“ANDA”) seeking approval to manufacture and sell a generic version of the Company’s ASACOL 800 mg product (“ASACOL HD”). Zydus contends that the Company’s U.S. Patent No. 6,893,662, expiring in November 2021 (the “662 Patent”), is invalid and/or not infringed. In addition, Zydus indicated that it had submitted a Paragraph III certification with respect to Medeva Pharma Suisse AG’s (“Medeva”) U.S. Patent No. 5,541,170 (the “170 Patent”) and U.S. Patent No. 5,541,171 (the “171 Patent”), formulation and method patents which the Company exclusively licenses from Medeva covering the Company’s ASACOL products, consenting to the delay of FDA approval of the ANDA product until the ‘170 Patent and the ‘171 Patent expired in July 2013. In November 2011, the Company filed a lawsuit against Zydus in the U.S. District Court for the District of Delaware charging Zydus with infringement of the ‘662 Patent. The lawsuit results in a stay of FDA approval of Zydus’ ANDA for 30 months from the date of the Company’s receipt of the Zydus notice letter, subject to prior resolution of the matter before the court. While the Company intends to vigorously defend the ‘662 Patent and pursue its legal rights, the Company can offer no assurance as to when the pending litigation will be decided, whether the lawsuit will be successful or that a generic equivalent of ASACOL HD will not be approved and enter the market prior to the expiration of the ‘662 Patent in 2021. On December 7, 2013, we reached a settlement in principle with Zydus. Pursuant to the terms of the agreement in principle, Zydus will be permitted to launch its ANDA version of ASACOL HD on November 15, 2015. If Zydus does not obtain FDA approval of its ANDA version of ASACOL HD by July 1, 2016, the Company will provide Zydus with an authorized generic version of the product for sale within the United States. The settlement remains subject to execution of definitive documentation.

Osteoporosis Patent Matters

ACTONEL

ACTONEL Once-a-Month

In August 2008, December 2008 and January 2009, PGP and Hoffman-La Roche Inc. (“Roche”) received Paragraph IV certification notice letters from Teva, Sun and Apotex Inc. and Apotex Corp. (together “Apotex”), indicating that each such company had submitted to the FDA an ANDA seeking approval to manufacture and sell generic versions of the ACTONEL 150 mg product (“ACTONEL OaM”). The notice letters contended that Roche’s U.S. Patent No. 7,192,938 (the “938 Patent”), a method patent expiring in November 2023 (including a 6-month pediatric extension of regulatory exclusivity) which Roche licensed to PGP with respect to ACTONEL OaM, was invalid, unenforceable or not infringed. PGP and Roche filed patent infringement suits against Teva in September 2008, Sun in January 2009 and Apotex in March 2009 in the U.S. District Court for the District of Delaware charging each with infringement of the ‘938 Patent. The lawsuits resulted in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of PGP’s and Roche’s receipt of notice, subject to the prior resolution of the matters before the court. The stay of approval of each of Teva’s, Sun’s and Apotex’s ANDAs has expired, and the FDA has tentatively approved Teva’s ANDA with respect to ACTONEL OaM. However, none of the defendants challenged the validity of the underlying ‘122 Patent, which covers all of the Company’s ACTONEL products, including ACTONEL OaM, and does not expire until June 2014 (including a 6-month pediatric extension of regulatory exclusivity). As a result, the Company does not believe that any of the defendants will be permitted to market their proposed generic versions of ACTONEL OaM prior to June 2014.

On February 24, 2010, the Company and Roche received a Paragraph IV certification notice letter from Mylan indicating that it had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of ACTONEL OaM. The notice letter contends that the ‘938 Patent, which expires in November 2023 and covers ACTONEL OaM, is invalid and/or will not be infringed. The Company and Roche filed a patent suit against Mylan in April 2010 in the U.S. District Court for the District of Delaware charging Mylan with infringement of the ‘938 Patent based on its proposed generic version of ACTONEL OaM. The lawsuit resulted in a stay of FDA approval of Mylan’s ANDA for 30 months from the date of the Company’s and Roche’s receipt of notice, subject to prior resolution of the matter before the court. The stay of approval of Mylan’s ANDA has now expired. Since Mylan did not challenge the validity of the underlying ‘122 Patent, which expires in June 2014 (including a 6-month pediatric extension of regulatory exclusivity) and covers all of the Company’s ACTONEL products, the Company does not believe that Mylan will be permitted to market its proposed ANDA product prior to the June 2014 expiration of the ‘122 Patent (including a 6-month pediatric extension of regulatory exclusivity).

In October, November and December 2010 and February 2011, the Company and Roche received Paragraph IV certification notice letters from Sun, Apotex, Teva and Mylan, respectively, indicating that each such company had amended its existing ANDA covering generic versions of ACTONEL OaM to include a Paragraph IV certification with respect to Roche’s U.S. Patent No. 7,718,634 (the “634 Patent”). The notice letters contended that the ‘634 Patent, a method patent expiring in November 2023 (including a 6-month pediatric extension of regulatory exclusivity) which Roche licensed to the Company with respect to ACTONEL OaM, was invalid, unenforceable or not infringed. The Company and Roche filed patent infringement suits against Sun and Apotex in December 2010, against Teva in January 2011 and against Mylan in March 2011 in the U.S. District Court for the District of Delaware charging each with infringement of the ‘634 Patent. The Company believes that no additional 30-month stay is available in these matters because the ‘634 Patent was listed in the FDA’s Orange Book subsequent to the date on which Sun, Apotex, Teva and Mylan filed their respective ANDAs with respect to ACTONEL OaM. However, the underlying ‘122 Patent, which covers all of the Company’s ACTONEL products, including ACTONEL OaM, does not expire until June 2014 (including a 6-month pediatric extension of regulatory exclusivity).

The Company and Roche’s actions against Teva, Apotex, Sun and Mylan for infringement of the ‘938 Patent and the ‘634 Patent arising from each such party’s proposed generic version of ACTONEL OaM were consolidated for all pretrial purposes, and a consolidated trial for those suits was previously expected to be held in July 2012. Following an adverse ruling in Roche’s separate ongoing patent infringement suit before the U.S. District Court for the District of New Jersey relating to its Boniva® product, in which the court held that claims of the ‘634 Patent covering a monthly dosing regimen using ibandronate were invalid as obvious, Teva, Apotex, Sun and Mylan filed a motion for summary judgment in the Company’s ACTONEL OaM patent infringement litigation. In the motion, the defendants have sought to invalidate the asserted claims of the ‘938 Patent and ‘634 Patent, which cover a monthly dosing regimen using risedronate, on similar grounds. The previously scheduled trial has been postponed pending resolution of the new summary judgment motion. A hearing on Teva, Apotex, Sun and Mylan’s motions for summary judgment of invalidity and a separate motion by the Company and Roche for summary judgment of infringement took place on December 14, 2012. Oral arguments in Roche’s appeal of the adverse ruling concerning the ‘634 Patent in the Boniva® case took place on December 6, 2013. The Court of Appeals for the Federal Circuit has not issued a decision.

To the extent that any ANDA filer also submitted a Paragraph IV certification with respect to U.S. Patent No. 6,165,513 covering ACTONEL OaM, the Company has determined not to pursue an infringement action with respect to this patent. While the Company and Roche intend to vigorously defend the ‘938 Patent and the ‘634 Patent and protect their legal rights, the Company can offer no assurance as to when the lawsuits will be decided, whether the lawsuits will be successful or that a generic equivalent of ACTONEL OaM will not be approved and enter the market prior to the expiration of the ‘938 Patent and the ‘634 Patent in 2023 (including, in each case, a 6-month pediatric extension of regulatory exclusivity).

ATELVIA

In August and October 2011 and March 2012, the Company received Paragraph IV certification notice letters from Watson Laboratories, Inc.—Florida (together with Actavis, Inc. (formerly Watson Pharmaceuticals, Inc.) and its subsidiaries, “Actavis”), Teva and Ranbaxy Laboratories Ltd. (together with its affiliates,

“Ranbaxy”) indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of ATELVIA 35 mg tablets (“ATELVIA”). The notice letters contend that the Company’s U.S. Patent Nos. 7,645,459 (the “459 Patent”) and 7,645,460 (the “460 Patent”), two formulation and method patents expiring in January 2028, are invalid, unenforceable and/or not infringed. The Company filed a lawsuit against Actavis in October 2011, against Teva in November 2011 and against Ranbaxy in April 2012 in the U.S. District Court for the District of New Jersey charging each with infringement of the ‘459 Patent and ‘460 Patent. On August 21, 2012, the United States Patent and Trademark Office issued to the Company U.S. Patent No. 8,246,989 (the “989 Patent”), a formulation patent expiring in January 2026. The Company listed the ‘989 Patent in the FDA’s Orange Book, each of Actavis, Teva and Ranbaxy amended its Paragraph IV certification notice letter to contend that the ‘989 Patent is invalid and/or not infringed, and the Company amended its complaints against Actavis, Teva and Ranbaxy to assert the ‘989 Patent. The lawsuits result in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of the Company’s receipt of such defendant’s original notice letter, subject to prior resolution of the matter before the court. The Company does not believe that the amendment of its complaints against Actavis, Teva and Ranbaxy to assert the ‘989 Patent will result in any additional 30-month stay. In addition, none of the ANDA filers certified against the ‘122 Patent, which covers all of the Company’s ACTONEL and ATELVIA products and expires in June 2014 (including a 6-month pediatric extension of regulatory exclusivity). On October 2, 2013, Actavis divested its ANDA to Amneal Pharmaceuticals. No trial date has been set.

In September 2013, we received a Paragraph IV certification notice letter from Impax indicating that it had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of ATELVIA. The notice letter contends that the ‘459 Patent, ‘460 Patent and ‘989 Patent are invalid, unenforceable and/or not infringed. We filed a lawsuit against Impax on October 23, 2013 (Warner Chilcott Co., LLC et al. v. Impax Labs., Inc., Case No. 13-cv-6403) in the U.S. District Court for the District of New Jersey charging Impax with infringement of the ‘459 Patent, ‘460 Patent and ‘989 Patent. No schedule or trial date has been set, and the Impax case has not been consolidated with the Teva, Amneal Pharmaceuticals and Ranbaxy case.

While the Company intends to vigorously defend the ‘459 Patent, the ‘460 Patent and the ‘989 Patent and pursue its legal rights, the Company can offer no assurance as to when the lawsuits will be decided, whether such lawsuits will be successful or that a generic equivalent of ATELVIA will not be approved and enter the market prior to the expiration of the ‘989 Patent in 2026 and/or the ‘459 Patent and the ‘460 Patent in 2028.

Hormonal Contraceptive Patent and Other Litigation Matters

Generess® Fe

On November 22, 2011, WCCL sued Mylan and Famy Care in the United States District Court for the District of New Jersey, alleging that sales of norethindrone and ethinyl estradiol and ferrous fumarate tablets, a generic version of the Company’s Generess® Fe tablets (which is exclusively licensed by Warner Chilcott), would infringe U.S. Patent No. 6,667,050 (the “050 Patent”) (Warner Chilcott Company LLC v. Mylan Inc., et al., Case No. 11cv6844). The complaint seeks injunctive relief. On December 12, 2011 we sued Lupin in the United States District Court for the District of New Jersey, alleging that sales of Lupin’s generic version of Generess® Fe would infringe the ‘050 Patent. (Warner Chilcott Company LLC v. Lupin Ltd., et al., Case No. 11cv7228). The complaint seeks injunctive relief. Our lawsuits against Mylan and Lupin have been consolidated and remain pending. Pursuant to the provisions of the Hatch-Waxman Act, the FDA is precluded from granting final approval to the generic applicants until the earlier of thirty months after the generic applicant provided us with notice of its ANDA filing or the generic applicant prevails in the pending litigation. The trial is scheduled to begin on January 13, 2014. The Company believes it has meritorious claims to prevent the generic applicants from launching a generic version of Generess Fe. However, if a generic applicant prevails in the pending litigation or launches a generic version of Generess Fe before the pending litigation is finally resolved, it could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Other LOESTRIN 24 FE Litigation

On April 5, 2013, two putative class actions were filed in the federal district court (New York Hotel Trades Council & Hotel Assoc. of New York City, Inc. Health Benefits Fund v. Warner Chilcott Pub. Ltd. Co., et al., D.N.J., Civ. No. 13-02178, and United Food and Commercial Workers Local 1776 & Participating Employers Health and Welfare Fund v. Warner Chilcott (US), LLC, et al., E.D.Pa., No. 13-01807) against Warner Chilcott (US), LLC and certain affiliates, Actavis, Inc. and certain affiliates, and Lupin, Ltd. and certain affiliates, alleging that our 2009 patent lawsuit settlements with Watson Pharmaceuticals, which at the time was an unrelated company, and Lupin Pharmaceuticals related to Loestrin 24 Fe® (norethindrone acetate/ethinyl estradiol tablets and ferrous fumarate tablets, “Loestrin 24®”) are unlawful. The complaints, both asserted on behalf of putative classes of end-payors, generally allege that in exchange for substantial payments from the Company, Watson and Lupin improperly delayed launching generic versions of Loestrin 24® in violation of federal and state antitrust and consumer protection laws. The complaints each seek declaratory and injunctive relief and damages. On April 15, 2013, the plaintiff in New York Hotel Trades withdrew its complaint and, on April 16, 2013, refiled it in the federal court for the Eastern District of Pennsylvania (New York Hotel Trades Council & Hotel Assoc. of New York City, Inc. Health Benefits Fund v. Warner Chilcott Public Ltd. Co., et al., E.D.Pa., Civ. No. 13-02000). Additional complaints have been filed by different plaintiffs seeking to represent the same putative class of end-payors (A.F. of L. – A.G.C. Building Trades Welfare Plan v. Warner Chilcott, et al., D.N.J. 13-02456, Fraternal Order of Police, Fort Lauderdale Lodge 31, Insurance Trust Fund v. Warner Chilcott Public Ltd. Co., et al., E.D.Pa. Civ. No. 13-02014). Electrical Workers 242 and 294 Health & Welfare Fund v. Warner Chilcott Public Ltd. Co., et al., E.D.Pa. Civ. No. 13-2862 and City of Providence v. Warner Chilcott Public Ltd. Co., et al., D.R.I. Civ. No. 13-307). In addition to the end-payor suits, two lawsuits have been filed on behalf of a class of direct payors (American Sales Company, LLC v. Warner Chilcott Public Ltd., Co. et al., D.R.I. Civ. No. 12-347 and Rochester Drug Co-Operative Inc., v. Warner Chilcott (US), LLC, et al., E.D.Pa. Civ. No. 13-133476). On June 18, 2013, defendants filed a motion with the Judicial Panel on Multidistrict Litigation (“JPML”) to consolidate these cases in one federal district court. The JPML issued an order on October 3, 2013 transferring all related Loestrin 24 cases to the federal court for the District of Rhode Island. A preliminary hearing was held on November 4, 2013. Following the preliminary hearing, on December 6, 2013, plaintiffs filed a consolidated complaint. Defendants’ motions to dismiss the complaint must be filed by February 7, 2014. The consolidated case is still in its early stages and discovery has not yet begun on either the class allegations or merits. The Company anticipates additional claims or lawsuits based on the same or similar allegations.

The Company intends to defend against these actions vigorously. However, it is impossible to predict with certainty the outcome of any litigation, and the Company can offer no assurance as to when the lawsuits will be decided, whether the Company will be successful in its defense and whether any additional similar suits will be filed. These actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

LO LOESTRIN FE

In July 2011 and April 2012, the Company received Paragraph IV certification notice letters from Lupin and Actavis indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of the Company’s oral contraceptive, LO LOESTRIN FE. The notice letters contend that the ‘394 Patent and the Company’s U.S. Patent No. 7,704,984 (the “984 Patent”), which cover LO LOESTRIN FE and expire in 2014 and 2029, respectively, are invalid and/or not infringed. The Company filed a lawsuit against Lupin in September 2011 and against Actavis in May 2012 in the U.S. District Court for the District of New Jersey charging each with infringement of the ‘394 Patent and the ‘984 Patent. The Company granted Lupin and Actavis covenants not to sue on the ‘394 Patent with regard to their ANDAs seeking approval for a generic version of LO LOESTRIN FE, and the court dismissed all claims concerning the ‘394 Patent in the Lupin and the Actavis litigations in December 2012 and February 2013, respectively. The lawsuits result in a stay of FDA approval of each defendant’s ANDA for 30 months from the date of the Company’s receipt of such defendant’s notice letter, subject to the prior resolution of the matter before the court. On October 2, 2013, Actavis divested its ANDA to Amneal Pharmaceuticals. On October 4, 2013, Amneal Pharmaceuticals was substituted for Actavis as a defendant. A joint trial began on October 7, 2013 and concluded on October 17, 2013. The Court has not issued its decision.

While the Company intends to vigorously defend the ‘984 Patent and pursue its legal rights, it can offer no assurance as to when the lawsuits will be decided, whether such lawsuits will be successful or that a generic equivalent of LO LOESTRIN FE will not be approved and enter the market prior to the expiration of the ‘984 Patent in 2029.

Dermatology Patent and Other Litigation Matters

DORYX Patent Litigation

In March 2009, the Company and Mayne Pharma International Pty. Ltd. (“Mayne”) received Paragraph IV certification notice letters from Impax and Mylan indicating that each had submitted to the FDA an ANDA seeking approval to manufacture and sell a generic version of DORYX 150. The notice letters contended that Mayne’s ‘161 Patent expiring in 2022 was not infringed. In March and May 2009, the Company and Mayne, which licenses the ‘161 Patent to the Company, filed lawsuits against Impax and Mylan, respectively, in the U.S. District Court for the District of New Jersey, charging each with infringement of the ‘161 Patent. The resulting 30-month stay of FDA approval of each of Mylan’s and Impax’s ANDAs with respect to DORYX 150 expired in September 2011. In advance of that stay’s expiration, the Company and Mayne filed a motion in the District Court for a preliminary injunction (“PI”) to prevent an “at-risk” launch by Mylan of its generic version of DORYX 150. On September 22, 2011, the District Court entered a PI against Mylan and, in connection therewith, required the Company and Mayne to post a bond in the amount of $36 million (the “Bond”) in respect of damages, if any, that might result to Mylan should the PI later be determined to have been improvidently granted. The Company and Mayne posted the Bond and Mylan appealed the District Court’s grant of the PI to the U.S. Court of Appeals for the Federal Circuit. The Federal Circuit vacated the PI on December 12, 2011 due to the District Court’s failure to hold an evidentiary hearing, and suggested that the District Court consolidate such an evidentiary hearing with the trial and consider entry of a temporary restraining order (“TRO”) prohibiting Mylan from launching a generic version of DORYX 150 until the District Court rendered its decision on the merits.

In September 2011, the Company received FDA approval for a dual-scored DORYX 150 product, which today accounts for all but a de minimis amount of the Company’s DORYX net sales, and filed a citizen petition requesting that the FDA refrain from granting final approval to any DORYX 150 ANDA unless the ANDA filer’s product also adopts a dual-scored configuration and has the same labeling as the Company’s dual-scored DORYX 150 product. On February 8, 2012, the FDA denied the Company’s citizen petition and granted final approval to Mylan for its generic version of DORYX 150. As of July 15, 2013, Impax has not yet received final approval of its ANDA from the FDA with respect to DORYX 150 and has forfeited its “first filer” status.

The actions against Mylan and Impax were consolidated and a trial was held in early February 2012, during which Mylan agreed to the entry of the TRO. In entering the TRO, the District Court denied Mylan’s request that the Company post another bond or the Bond amount be increased from $36 million. On April 30, 2012, the District Court issued its opinion upholding the validity of the ‘161 Patent, but determining that neither Mylan’s nor Impax’s proposed generic version of DORYX 150 infringed the ‘161 Patent. The Company appealed the non-infringement determinations, and Impax and Mylan appealed the District Court’s denial of their attorney’s fees. On September 7, 2012, the Federal Circuit affirmed the District Court’s decision. The Company determined not to petition the panel for a rehearing and the Federal Circuit’s judgment issued on October 15, 2012.

As a consequence of the District Court’s April 30th ruling, Mylan entered the market with its FDA approved generic equivalent of DORYX 150 in early May 2012. Under settlement agreements previously entered into with

Heritage Pharmaceuticals Inc. (“Heritage”) and Sandoz Inc. (“Sandoz”) in connection with their respective ANDA challenges, each of Heritage and Sandoz can market and sell a generic equivalent of DORYX 150 upon receipt of final FDA approval for its generic product.

The loss of exclusivity for DORYX 150 resulted in a significant decline in the Company’s DORYX 150 revenues in the year ended December 31, 2012. In addition, the Company recorded an impairment charge of $101 million in the quarter ended June 30, 2012 related to its DORYX intangible asset. On November 9, 2012, Mylan made an application to the District Court seeking to recover damages under the Bond, alleging it was damaged from the District Court’s entry of injunctions prior to the District Court’s decision on the merits. The Company recorded a charge in the quarter ended September 30, 2012 in accordance with ASC Topic 450 “Contingencies” in the amount of $6 million in connection with the Federal Circuit’s judgment and Mylan’s application for damages. In September 2013, the Company and Mayne entered into a settlement and release agreement with Mylan to resolve Mylan’s damages claim under the Bond. Pursuant to the agreement, among other things, (i) the Company agreed to pay $12 million to Mylan in full satisfaction of Mylan’s damages claim under the Bond and (ii) Mylan’s damages claim was dismissed and the Bond was released. On September 11, 2013, the District Court entered an order releasing the Bond and dismissing Mylan’s damages claim. In connection with the Company’s entry into the agreement, the Company recorded an incremental charge in the quarter ended September 30, 2013 in the amount of $6 million in accordance with ASC Topic 450 “Contingencies”, in addition to the $6 million charge that the Company previously recorded in the quarter ended September 30, 2012. These charges represent the amount paid by the Company in connection with the settlement and release agreement.

Other DORYX Litigation

In July 2012, Mylan filed a complaint against the Company and Mayne in the U.S. District Court for the Eastern District of Pennsylvania alleging that the Company and Mayne prevented or delayed Mylan’s generic competition to the Company’s DORYX products in violation of U.S. federal antitrust laws and tortiously interfered with Mylan’s prospective economic relationships under Pennsylvania state law. In the complaint, Mylan seeks unspecified treble and punitive damages and attorneys’ fees.

Following the filing of Mylan’s complaint, three putative class actions were filed against the Company and Mayne by purported direct purchasers, and one putative class action was filed against the Company and Mayne by purported indirect purchasers, each in the same court. In each case the plaintiffs allege that they paid higher prices for the Company’s DORYX products as a result of the Company’s and Mayne’s alleged actions preventing or delaying generic competition in violation of U.S. federal antitrust laws and/or state laws. Plaintiffs seek unspecified injunctive relief, treble damages and/or attorneys’ fees. The court consolidated the purported class actions and the action filed by Mylan and ordered that all the pending cases proceed on the same schedule.

On February 5, 2013, four retailers including HEB Grocery, Safeway, Inc., Supervalu, Inc. and Walgreen Co., filed in the same court a civil antitrust complaint in their individual capacities against the Company and Mayne regarding DORYX. (Walgreen Co., Safeway, Inc., Supervalu, Inc. and HEB Grocery Co, LP. v. Warner Chilcott Public Limited Co., et al., E.D.Pa. No. 13-cv-00658). On March 28, 2013, another retailer, Rite Aid, filed a similar complaint in the same court. (Rite Aid Corp. v. Warner Chilcott Public Limited Co., et al., E.D.Pa. No. 13-cv-01644). Both retailer complaints recite similar facts and assert similar legal claims for relief to those asserted in the related cases described above. Both retailer complaints have been consolidated with the cases described above. On December 5, 2013, the International Union of Operating Engineers Local 132 Health and Welfare Fund, from Huntington West Virginia, filed a complaint on behalf of a purported class of indirect purchasers in the same district court. (International Union of Operating Engineers Local 132 Health and Welfare Fund v. Warner Chilcott Public Limited Company, et al., E.D.Pa. No. 13-cv-07096). This complaint contains similar allegations and legal claims as the other Doryx antitrust suits and includes claims under West Virgina state law. The plaintiffs have moved the court to consolidated this case with the others described above.

The Company and Mayne moved to dismiss the claims of Mylan, the direct purchasers, the indirect purchasers and the retailers. On November 21, 2012, the Federal Trade Commission filed with the court an amicus curiae brief supporting the plaintiffs’ theory of relief. On June 12, 2013, the court entered a denial, without prejudice, of the Company and Mayne’s motions to dismiss. Discovery is ongoing in the consolidated cases. The direct purchaser plaintiffs and indirect purchaser plaintiffs have filed motions for class certification in the case. On November 7, 2013, the Company, the direct purchaser plaintiffs, and the opt-out direct purchaser plaintiffs participated in a mediation. The mediation resulted in a November 13, 2013 agreement in principle to settle the claims asserted by the direct purchaser plaintiffs for a one-time payment of $15 million. The Company believes it has meritorious defenses to the remaining claims and intends to continue to vigorously defend its rights in the litigation. However, based on the terms of settlement negotiated in principle with the direct purchaser plaintiffs, the Company currently intends to engage in settlement discussions with the remaining plaintiffs in order to resolve the litigation in its entirety and has a reasonable expectation that it can negotiate settlements on similar terms. On November 20, 2013, the court denied without prejudice the indirect purchaser plaintiffs’ motion for class certification, and granted leave to file an amended motion for class certification by December 31, 2013. The indirect purchaser plaintiffs thereafter requested an extension of time to file their renewed motion for class certification until January 7, 2014. The direct purchaser plaintiffs’ motion for class certification remains pending before the court, with no class having yet been certified.

The Company intends to seek settlements with the plaintiffs to resolve the remaining claims. If the Company is unable to settle the pending claims on reasonable terms, it intends to vigorously defend its rights in the litigations. It is impossible to predict with certainty the outcome of any litigation and, if the matters are not resolved through settlement, the Company can offer no assurance as to when the lawsuits will be decided, whether the Company will be successful in its defense and whether any additional similar suits will be filed. The plaintiffs collectively seek approximately $1.2 billion in compensatory damages. The Company believes these amounts are unfounded and without merit. However, any award of compensatory damages could be subject to trebling. If these claims are successful such claims could adversely affect the Company and could have a material adverse effect on the Company’s business, financial condition, results of operation and cash flows.

Bayer Patent Litigation

In August 2012, Bayer Pharma AG (together with its affiliates, “Bayer”) filed a complaint against the Company in the U.S. District Court for the District of Delaware alleging that the Company’s manufacture, use, offer for sale, and/or sale of its LO LOESTRIN FE oral contraceptive product infringes Bayer’s U.S. Patent No. 5,980,940. In the complaint, Bayer seeks injunctive relief and unspecified monetary damages for the alleged infringement. In December 2012, Bayer amended the complaint to add a patent interference claim seeking to invalidate the Company’s ‘984 Patent, which covers the LO LOESTRIN FE product. A jury trial has been set for July 13, 2015. On February 19, 2013, Bayer filed a complaint against the Company in the U.S. District Court for the District of Nevada alleging that the Company’s LOESTRIN 24 FE oral contraceptive product infringes Bayer’s U.S. Patent No. RE43,916. Bayer voluntarily dismissed that complaint on October 17, 2013 and that litigation is therefore no longer pending.

Although it is impossible to predict with certainty the outcome of any litigation, the Company believes that it has a number of strong defenses to the allegations in the complaint and intends to vigorously defend the litigation. This case is in the early stages of litigation, and an estimate of the potential loss, or range of loss, if any, to the Company relating to this proceeding is not possible at this time.

Medicaid Drug Reimbursement Litigation

Numerous pharmaceutical companies, including the Company, have been named as defendants in a qui tam action pending in the United States District Court for the District of Massachusetts (United States of America ex rel. Constance A. Conrad v. Abbott Laboratories, Inc. et. al., USDC Case No. 02- CV-11738-NG). The seventh amended complaint alleges that the defendants falsely reported to the United States that certain pharmaceutical products were eligible for Medicaid reimbursement and thereby allegedly caused false claims for payment to be made through the Medicaid program. In July 2011, the plaintiff served a tenth amended complaint that unseals the action in its entirety and continues to allege the previously asserted claims. All named defendants filed a Joint Motion to Dismiss the Tenth Amended Complaint on December 9, 2011. On February 25, 2013, the court granted the motion to dismiss as to all defendants. The plaintiff may appeal. On September 11, 2013, a new action was filed against the Company and numerous other pharmaceutical company defendants by the State of Louisiana based on the same core set of allegations as asserted in the Conrad qui tam action. Additional actions alleging similar claims could be asserted. The Company believes that it has meritorious defenses to the claims and intends to vigorously defend itself against such allegations. However, it is impossible to predict with certainty the outcome of any litigation, and the Company can offer no assurance as to when the lawsuits will be decided, whether the Company will be successful in its defense and whether any additional similar suits will be filed. These actions or similar actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Governmental Investigation and False Claims Act Litigation

Beginning in February 2012, the Company, along with several current and former non-executive employees in its sales organization and certain third parties, received subpoenas from the United States Attorney for the District of Massachusetts. The subpoena received by the Company seeks information and documentation relating to a wide range of matters, including sales and marketing activities, payments to people who are in a position to recommend drugs, medical education, consultancies, prior authorization processes, clinical trials, off-label use and employee training (including with respect to laws and regulations concerning off-label information and physician remuneration), in each case relating to all of the Company’s current key products. The Company is cooperating in responding to the subpoena but cannot predict or determine the impact of this inquiry on its future financial condition or results of operations.

The Company is aware of two qui tam complaints filed by former Company sales representatives and unsealed in February and March 2013. The unsealed qui tam complaints allege that the Company violated Federal and state false claims acts and other state laws through the promotion of all of the Company’s current key products by, among other things, making improper claims concerning the products, providing kickbacks to physicians and engaging in improper conduct concerning prior authorizations. The complaints seek, among other things, treble damages, civil penalties of up to eleven thousand dollars for each alleged false claim and attorneys’ fees and costs. Other similar complaints may exist under seal. The United States of America has elected not to intervene at this time in each of the unsealed qui tam actions, stating at the times of the relevant seal expirations that its investigation of the allegations raised in the relevant complaint was continuing and, as such, it was not able to decide at such time whether to intervene in the action. The United States of America may later seek to intervene, and its election does not prevent the plaintiffs/relators from litigating the actions. The Company intends to vigorously defend itself in the litigations. However, these cases are in the early stages of litigation, it is impossible to predict with certainty the outcome of any litigation, and the Company can offer no assurance as to when the lawsuits will be decided, whether the Company will be successful in its defense and whether any additional similar suits will be filed. If these claims are successful, such claims could adversely affect the Company and could have a material adverse effect on the Company’s business, financial condition, results of operation and cash flows.

16. Income Taxes

The Company operates in many tax jurisdictions including: Ireland, the United States, the United Kingdom, Puerto Rico, Germany, Switzerland, Canada and other Western European countries. The Company’s effective tax rate for the quarter and nine months ended September 30, 2013 was 19% and 19%, respectively. The Company’s effective tax rate for the quarter and nine months ended September 30, 2012 was 14% and 25%, respectively. The effective income tax rate for interim reporting periods reflects the changes in income mix among the various tax jurisdictions in which the Company operates, the impact of discrete items, as well as the overall level of consolidated income before income taxes. The Company’s effective tax rate is impacted by a significant portion of the Company’s pretax income being generated in Puerto Rico, which is taxed at 2%. As a result, the estimated annual effective tax rates applied to income before discrete items for the periods are significantly below 35%. For the quarter and nine months ended September 30, 2013 the effective tax rate was favorably impacted by a foreign tax credit relating to the Puerto Rican excise tax. No other discrete items had a significant impact on the effective tax rate. For the nine months ended September 30, 2012, the discrete items, all of which negatively impacted the Company’s effective tax rate, included reserves related to the restructuring of certain of the Company’s Western European operations as well as the impairment charge relating to the DORYX intangible asset. The Company’s estimated annual effective tax rate for all periods includes the impact of changes in income tax liabilities related to reserves recorded under ASC Topic 740 “Accounting for Income Taxes.”

17. Segment Information

Effective October 1, 2012, the Company considers its business to be a single segment entity constituting the development, manufacture and sale on a global basis of pharmaceutical products. The Company’s chief operating decision maker (the “CEO”) evaluates the various global products on a net sales basis. Executives reporting to the CEO include those responsible for operations and supply chain management, R&D, sales and certain corporate functions. The CEO evaluates profitability, investment and cash flow metrics on a consolidated worldwide basis due to shared infrastructure and resources. In addition, the CEO reviews U.S. revenue specifically as it constitutes the substantial majority of the Company’s overall revenue. Prior to October 1, 2012, the Company’s business was organized as two segments: North America and the Rest of World, consistent with how the Company’s business was run at that time.

The following table presents total revenues by product for the quarters and nine months ended September 30, 2013 and 2012:

(dollars in millions)	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Revenue breakdown by product:
ASACOL	$123	$191	$416	$589
ACTONEL(1)	91	119	298	415
LO LOESTRIN FE	67	33	178	95
MINASTRIN 24 FE	62	—	62	—
DORYX	61	20	102	73
ESTRACE Cream	56	45	162	143
DELZICOL	42	—	114	—
ENABLEX	29	45	101	130
ATELVIA	17	19	54	51
LOESTRIN 24 FE	12	95	196	300
Other Women’s Healthcare	12	12	36	41
Other Hormone Therapy	9	11	32	32
Other Oral Contraceptives	2	3	14	13
Other products	9	8	20	32
Contract manufacturing product sales	7	2	15	8
Other revenue	2	3	7	7

Total revenue	$601	$606	$1,807	$1,929

(1)	Other revenue related to ACTONEL is combined with product net sales for purposes of presenting revenue by product.

The following table presents total revenue by significant country of domicile for the quarters and nine months ended September 30, 2013 and 2012:

(dollars in millions)	Quarter Ended September 30, 2013	Quarter Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
US	$517	$517	$1,566	$1,609
Canada	18	19	50	66
U.K. / Ireland	15	14	41	40
France	10	14	32	71
Spain	5	6	17	24
Puerto Rico	8	6	20	18
Other	15	15	39	51

Total net sales	588	591	1,765	1,879
Other revenue(1)	13	15	42	50

Total revenue	$601	$606	$1,807	$1,929

(1)	Includes royalty revenue and contractual payments from the Company’s co-promotion partners.

18. Reliance on Significant Suppliers

In the event that a significant supplier (including a third-party manufacturer, packager or supplier of certain active pharmaceutical ingredients, or “API”) suffers an event that causes it to be unable to manufacture or package the Company’s product or meet the Company’s API requirements for a sustained period and the Company is unable to obtain the product or API from an alternative supplier, the resulting shortages of inventory could have a material adverse effect on the Company’s business. The following table presents, by category of supplier, the percentage of the Company’s total revenues generated from products provided by each individual third-party supplier accounting for 10% or more of the Company’s total revenues.

	Quarter Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
API Supply:
Cambrex Corporation	24%	27%	25%	26%
Lonza Inc.	18%	23%	19%	24%
Bayer	15%	18%	17%	18%

Manufacturing:
Norwich Pharmaceuticals Inc. (“NPI”)	18%	23%	19%	24%

Packaging:
NPI	25%	29%	27%	29%
AmerisourceBergen Corporation	12%	15%	13%	15%

19. Retirement Plans

The Company has defined benefit retirement pension plans covering certain employees in Western Europe. Retirement benefits are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances.

The net periodic benefit (income) of the Company’s non-U.S. defined benefit plans amounted to $0 and $(1) million for the quarters ended September 30, 2013 and 2012, respectively. Included in the net periodic benefit (income) for the quarters ended September 30, 2013 and 2012 are curtailment gains of $0 and $(1) million, respectively, in connection with the Western European restructuring described in “Note 4.” The net periodic benefit (income) of the Company’s non-U.S. defined benefit plans amounted to $0 and $(8) million for the nine months ended September 30, 2013 and 2012, respectively. Included in the net periodic benefit (income) for the nine months ended September 30, 2013 and 2012 are curtailment gains of $(1) million and $(9) million, respectively, in connection with the Western European restructuring.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Forest Laboratories, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries at March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Forest Laboratories, Inc. and Subsidiaries’ internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 30, 2014 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

BDO USA, LLP

New York, New York

May 30, 2014

FOREST LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	MARCH 31,
	2014	2013
Assets (In thousands)
Current assets:
Cash (including cash equivalent investments of $1,198,750 at March 31, 2014 and $867,112 at March 31, 2013)	$1,780,036	$935,675
Marketable securities	373,014	739,198
Accounts receivable, less allowance for doubtful accounts of $2,031 at March 31, 2014 and $2,003 at March 31, 2013	576,854	478,032
Inventories, net	612,664	393,901
Deferred income taxes	313,237	266,455
Prepaid and other current assets	467,907	134,525

Total current assets	4,123,712	2,947,786

Non-current assets:
Marketable securities and investments	1,170,141	1,349,424
Property, plant and equipment, net	371,815	376,960
Goodwill	1,048,508	713,091
License agreements, product rights and other intangibles, net	5,160,939	2,127,639
Other assets	142,416	114,682

Total assets	$12,017,531	$7,629,582

	MARCH 31,
	2014	2013
Liabilities and stockholders’ equity (In thousands, except for par values)
Current liabilities:
Accounts payable	$221,025	$157,349
Accrued expenses and other liabilities	1,289,644	840,342

Total current liabilities	1,510,669	997,691

Long-term liabilities:
Long-term debt	3,000,000	—
Income tax liabilities	531,128	567,311
Deferred tax liabilities	739,869	283,245
Other long-term liabilities	70,301	36,080

Total liabilities	5,851,967	1,884,327

Contingencies (Note 13)
Stockholders’ equity:
Preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding
Common stock $.10 par; shares authorized 1,000,000; issued 436,368 shares in 2014 and 430,385 shares in 2013	43,637	43,039
Additional paid-in capital	2,061,070	1,799,071
Retained earnings	9,220,654	9,055,344
Accumulated other comprehensive income	12,109	10,116
Treasury stock, at cost (164,037 shares in 2014 and 163,886 shares in 2013)	(5,171,906)	(5,162,315)

Total stockholders’ equity	6,165,564	5,745,255

Total liabilities and stockholders’ equity	$12,017,531	$7,629,582

See accompanying notes to consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	YEARS ENDED MARCH 31,
	2014	2013	2012
Net revenue
Net sales	$3,503,346	$2,904,936	$4,392,548
Contract and other revenue	143,553	189,066	155,214

Total revenue	3,646,899	3,094,002	4,547,762

Cost of goods sold	760,642	649,083	998,087

Gross profit	2,886,257	2,444,919	3,549,675

Operating expenses
Selling, general and administrative	1,986,229	1,558,306	1,553,337
Research and development	788,276	963,594	796,932

Total operating expenses	2,774,505	2,521,900	2,350,269

Operating income (loss)	111,752	(76,981)	1,199,406
Interest and other income (expense), net	(30,184)	32,123	38,282

Income (loss) before income taxes	81,568	(44,858)	1,237,688
Income tax expense (benefit)	(83,742)	(12,755)	258,630

Net income (loss)	$165,310	$(32,103)	$979,058

Net income (loss) per common share:
Basic	$0.61	$(0.12)	$3.58
Diluted	$0.61	$(0.12)	$3.57
Weighted average number of common shares outstanding:
Basic	269,129	266,807	273,561
Diluted	272,947	266,807	274,016

See accompanying notes to consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)	YEARS ENDED MARCH 31,
	2014	2013	2012
Net income (loss)	$165,310	$(32,103)	$979,058

Other comprehensive income (loss):
Foreign currency translation gain (loss)	11,055	(7,720)	(14,747)
Pension liability adjustment, net of tax	6,601	2,582	1,556
Unrealized gains (losses) on securities:
Unrealized holding gain (loss) arising during the period, net of tax	(15,663)	18,188	2,261

Other comprehensive income (loss)	1,993	13,050	(10,930)

Comprehensive income (loss)	$167,303	$(19,053)	$968,128

See accompanying notes to consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED MARCH 31, 2014, 2013 AND 2012

(In thousands)	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
	Shares	Amount				Shares	Amount
Balance, March 31, 2011	424,982	$42,498	$1,631,887	$8,108,389	$7,996	138,863	$4,291,890
Shares issued upon exercise of stock options and vesting of restricted stock	3,764	377	9,512
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						305	9,415
Purchase of treasury stock						21,472	850,000
Tax benefit related to stock options exercised by employees			18
Stock-based compensation			59,317
Other comprehensive income (loss)					(10,930)
Net income (loss)				979,058

Balance, March 31, 2012	428,746	42,875	1,700,734	9,087,447	(2,934)	160,640	5,151,305
Shares issued upon exercise of stock options and vesting of restricted stock	1,639	164	31,805
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						308	11,010
Purchase of treasury stock						2,938
Tax benefit related to stock options exercised by employees			1,807
Stock-based compensation			64,725
Other comprehensive income (loss)					13,050
Net income (loss)				(32,103)

Balance, March 31, 2013	430,385	43,039	1,799,071	9,055,344	10,116	163,886	5,162,315
Shares issued upon exercise of stock options and vesting of restricted stock	5,983	598	172,536
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						151	9,591
Tax benefit related to stock options exercised by employees			20,412
Stock-based compensation			69,051
Other comprehensive income (loss)					1,993
Net income (loss)				165,310

Balance, March 31, 2014	436,368	$43,637	$2,061,070	$9,220,654	$12,109	164,037	$5,171,906

See accompanying notes to consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	YEARS ENDED MARCH 31,
	2014	2013	2012
Cash flows from operating activities:
Net income (loss)	$165,310	$(32,103)	$979,058
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, impairments and write-offs	136,423	47,270	40,952
Amortization	174,229	99,999	80,905
Stock-based compensation expense	69,051	64,725	59,317
Deferred income tax benefit and other non-cash tax items	(95,015)	(26,752)	(39,450)
Net change in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable, net	23,256	(6,248)	63,702
Inventories, net	(77,012)	(95,783)	162,166
Prepaid and other current assets	(231,440)	8,247	62,685
Increase (decrease) in:
Accounts payable	30,775	3,074	(39,584)
Accrued expenses	285,391	94,831	(6,140)
Income tax liabilities	(38,864)	(3,106)	84,701
Other liabilities	9,262	(18,662)	(11,000)
Other assets	(6,372)	(378)	4,915
Other	25,909	—	—

Net cash provided by operating activities	470,903	135,114	1,442,227

Cash flows from investing activities:
Purchase of property, plant and equipment	(117,847)	(64,384)	(80,545)
Sale of property, plant and equipment	13,750	—	—
Purchase of marketable securities	(1,295,198)	(3,476,059)	(2,026,247)
Redemption of marketable securities	1,854,900	2,968,734	2,697,149
Acquisitions	(2,900,000)	—	(1,262,651)
Purchase of trademarks	(275,471)	(125,000)	(469,364)
Other investing activities	(52,232)	(108,077)	—

Net cash used in investing activities	(2,772,098)	(804,786)	(1,141,658)

Cash flows from financing activities:
Proceeds from long-term debt	3,000,000	—	—
Net proceeds from common stock options exercised by employees under stock option plans	173,135	31,969	9,889
Tax benefit related to stock-based compensation	20,412	1,807	18
Treasury stock transactions	(9,591)	(11,010)	(859,415)
Other financing activities	(40,976)	—	—

Net cash provided by (used in) financing activities	3,142,980	22,766	(849,508)

Effect of exchange rate changes on cash	2,576	3,066	(9,384)

Increase (decrease) in cash and cash equivalents	844,361	(643,840)	(558,323)
Cash and cash equivalents, beginning of year	935,675	1,579,515	2,137,838

Cash and cash equivalents, end of year	$1,780,036	$935,675	$1,579,515

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$205,936	$64,267	$190,984

See accompanying notes to consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies:

Basis of presentation: The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP) and include the accounts of Forest Laboratories, Inc. and its subsidiaries (“Forest,” “we,” “us,” or “the Company”) all of which are wholly-owned. All intercompany accounts and transactions have been eliminated.

Estimates and assumptions: GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of each period and of revenues and expenses during the reporting periods. Situations where estimates are required to be made include, but are not limited to, accounting for business combinations, sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities, restructuring reserves, and certain contingencies. Actual results may vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Reclassifications: Certain amounts as previously reported have been reclassified to conform to current year classifications.

In the third quarter of fiscal 2014, the Company modified the presentation of its Consolidated Statements of Operations effective for all periods presented, whereby Interest income, interest expense and other miscellaneous income/expense is presented in the ‘Interest and other income (expense)’ caption below Operating income (loss). The modified presentation is consistent with industry practice and conforms with the requirements of Regulation S-X 5.03. There were no changes in the Company’s accounting policies, methodology for estimates or the activity included in the respective captions in the Consolidated Statements of Operations.

Foreign currency translation: The statements of operations of the Company’s foreign subsidiaries are translated into U.S. dollars using average exchange rates for the applicable period. Gains and losses arising from foreign currency transactions are included in the statements of operations. The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using exchange rates at the end of the applicable period. The resulting translation adjustments arising from changes in the exchange rates are recorded in Accumulated other comprehensive income (loss) (AOCI).

Cash equivalents: Cash equivalents consist of highly liquid investments purchased with maturities within three months of the purchase date which are readily convertible into cash.

Inventories: Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis.

Pre-launch inventories: The Company may accumulate commercial quantities of certain of its product candidates prior to the date it anticipates that such products will receive final U.S. Food and Drug Administration (FDA) approval. The accumulation of such pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company may accumulate pre-launch inventories of certain products when such action is appropriate in relation to the commercial value of the product launch opportunity. In accordance with Company policy, this pre-launch inventory is expensed. At March 31, 2014 and 2013, the Company had no pre-launch inventories.

Marketable securities: Marketable securities, which are all classified as available-for-sale, are stated at fair value based on quoted market prices in accordance with Accounting Standards Codification (ASC) 320, “Investments—Debt and Equity Securities”, and consist of high quality investments.

Accounts receivable and credit policies: The carrying amount of accounts receivable is reduced to fair value by recording a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, creditworthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Long-term receivables: Long-term receivables consist of balances that are due to the Company in a period greater than one year from the balance sheet date. As of March 31, 2014, Long-term receivables include note receivables of $101.9 million associated with the moksha8 agreement. Refer to Note 16 License and collaboration agreements for additional information.

Property, plant and equipment and depreciation (estimated useful lives are stated in years): Property, plant and equipment (PP&E) are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful life for each asset. As of March 31, 2014 and 2013, the Company’s PP&E balance and useful lives by category was as follows:

(In thousands) Years ended March 31,	2014	2013	Depreciation period in years
Land	$26,827	$32,740
Buildings and improvements	183,427	294,370	10-50
Machinery, equipment and other	427,584	373,385	3-10
Construction in progress	62,412	39,207

Property, plant and equipment	700,250	739,702
Less: accumulated depreciation	328,435	362,742

Property, plant and equipment, net	$371,815	$376,960

Leasehold improvements are depreciated over the lesser of the useful life of the assets or the lease term. Included in property, plant and equipment at March 31, 2014 and 2013 is construction in progress of $62.4 million and $39.2 million, respectively, for facility expansion at one specific location necessary to support the Company’s current and future operations as well as upgrades to our data processing equipment. Projects currently in-process or under evaluation are estimated to cost approximately $67.7 million to complete. For construction in progress, depreciation commences once the asset is placed into service.

Goodwill: Goodwill represents the excess of the fair value of the consideration transferred for an acquired business over the fair value of the identifiable net assets. The Company operates in only one segment. The Company completed its annual impairment assessments for the years ended March 31, 2014 and 2013 and concluded that goodwill was not impaired.

Revenue recognition: Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities as judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments for actual settlements have not been material. If estimates are not representative of actual future settlement, results could be materially affected.

Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue. The accruals are estimated based on available information, including third party data regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expenses. Adjustments to estimates are recorded when Management becomes aware of a change of circumstances or when customer credits are issued or payments are made to third parties. There were no material adjustments to these estimates in the periods presented.

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual deductions as these deductions are settled generally within 2-3 weeks of incurring the liability.

The sensitivity of estimates can vary by program and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, generally an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actuals may incorporate revisions of prior quarters.

Sales incentives are generally given in connection with new product launches. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which are closely monitored and historically have not resulted in increased product returns.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs for domestic shipments in the ordinary course of business. The amounts of such costs are included in Selling, general and administrative (SG&A) expense and are not material.

Research and development: Expenditures for Research and development (R&D), including upfront licensing fees and milestone payments (license payments) associated with developmental products that have not yet been approved by the FDA, are charged to R&D expense as incurred. License payments due to third parties upon, or subsequent to, FDA approval are recorded as intangible assets and classified as License agreements, product rights and other intangibles, net.

Savings and profit sharing plans: Substantially all non-bargaining unit employees of the Company’s domestic subsidiaries may participate in the savings and profit sharing plans after becoming eligible for the respective plan (as defined in each of the plans). In the Savings Plan, participants contribute a portion of their qualifying compensation each pay period, up to the allowable limit, and the Company provides a matching contribution as defined by the plan. For the Profit Sharing Plan, the Company makes contributions on an annual basis, which are allocated to participants as defined by the plan. All contributions made to the Profit Sharing Plan are at the discretion of the Company. Savings and profit sharing contributions amounted to approximately $43.5 million, $45.9 million and $43.4 million for fiscal years 2014, 2013 and 2012, respectively.

Earnings (loss) per share: Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects, in periods in which they have a dilutive effect, the effect of common shares issuable upon the exercise of outstanding stock options and vesting of restricted stock. The weighted average number of diluted common shares outstanding is reduced by the treasury stock method which, in accordance with ASC 718 “Compensation—Stock Compensation”, takes into consideration the compensation cost attributable to future services not yet recognized.

Accumulated other comprehensive income (loss): Other comprehensive income (loss) refers to revenues, expenses, gains and losses which are excluded from net income under GAAP. These amounts are recorded as an adjustment to AOCI, which is reflected as a separate component of equity. AOCI comprises the cumulative effects, net of taxes, of foreign currency translation, pension liability adjustments and unrealized gains (losses) on securities, and amounted to approximately $12.4 million, $(2.1) million and $1.8 million, respectively, at March 31, 2014 and $1.4 million, $(8.8) million and $17.5 million, respectively, at March 31, 2013.

Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Uncertain tax positions: The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Long-lived assets, other than goodwill: Long-lived assets, such as intangible assets and property, plant and equipment, are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, a charge is recorded in the Statement of Operations in that period, to adjust the carrying value of the related asset. For the fiscal years ended March 31, 2014, 2013 and 2012, there were no such impairment charges recorded.

Stock-based compensation: The Company’s Compensation Committee and the Board of Directors awards stock options, restricted stock, and performance-based restricted stock units (PSUs) to employees and non-employee directors. The fair value of stock options is calculated using the Black-Scholes valuation model, restricted stock is accounted for at fair value based upon the stock price on the date of grant and PSUs, which contain market conditions, are valued using a Monte Carlo simulation model. These compensation costs are amortized on a straight-line basis (net of forfeitures) over the requisite service period.

Compensation expense of $69.1 million ($46.1 million net of tax), $64.7 million ($45.7 million net of tax), and $59.3 million ($44.3 million net of tax) was recorded for the fiscal years ended March 31, 2014, 2013 and 2012, respectively. This expense was charged to cost of sales, SG&A expense and R&D expense, as appropriate. Total compensation cost related to non-vested stock based awards not yet recognized as of March 31, 2014 was $125.0 million pre-tax and the weighted average period over which the cost is expected to be recognized is approximately 2.3 years.

The following weighted average assumptions were used in determining the fair values of stock options using the Black-Scholes model:

Year ended March 31,	2014	2013	2012
Expected dividend yield	0%	0%	0%
Expected stock price volatility	23.26%	25.10%	27.49%
Risk-free interest rate	1.5%	1.2%	1.4%
Expected life of options (years)	7	7	7

The Company has never declared a cash dividend. The expected stock price volatility is based on implied volatilities from traded options on the Company’s stock as well as historical volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant in conjunction with the expected life of options. The expected life is based upon historical data and represents the period of time that granted options are expected to be outstanding.

Collaboration arrangements: The Company accounts for collaboration arrangements in accordance with ASC 808—“Collaborative Agreements” pursuant to which payments to and receipts from our collaboration partners are presented in our Consolidated Statements of Operations based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable guidance.

Business combinations: The Company accounts for business combinations under the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the acquisition date in the Company’s Consolidated Financial Statements. The determination of estimated fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the excess of the purchase price over the fair value of the acquired net assets, where applicable, is recorded as goodwill. The results of operations of an acquired business are included in our Consolidated Financial Statements from the date of acquisition. Costs associated with the acquisition of a business are expensed in the period incurred.

Debt: The Company’s carrying value of debt is principal, net of unamortized discount. Any costs associated with the issuance of debt is capitalized and amortized over the term of the debt.

Recent accounting standards: In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in this update will change the requirements for reporting discontinued operations. A discontinued operation may include a component of an entity, a group of components of an entity, or a business or nonprofit activity. A disposal of a component or a group of components is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This standard would become effective for the Company on April 1, 2015 and the adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

2. Net income (loss) per share:

A reconciliation of shares used in calculating basic and diluted net income per share follows:

(In thousands) Years ended March 31,	2014	2013	2012

Basic	269,129	266,807	273,561
Incremental shares attributable to share based compensation plans	3,818	—	455

Diluted	272,947	266,807	274,016

Options to purchase approximately 1.3 million shares of common stock at exercise prices ranging from $42.61 to $96.42 per share were not included in the computation of diluted shares for the year ended March 31, 2014 because their effect would be anti-dilutive. These options expire through 2024. Options to purchase approximately 15.6 million shares of common stock at exercise prices ranging from $20.55 to $59.05 per share were not included in the computation of diluted shares for the year ended March 31, 2013 because their effect would be anti-dilutive. Options to purchase approximately 14.4 million shares of common stock at exercise prices ranging from $26.18 to $59.05 per share were not included in the computation of diluted shares for the year ended 2012 because their effect would be anti-dilutive.

On November 26, 2013, the Board terminated the previously outstanding 50 million share repurchase authorization and authorized the repurchase of up to $1 billion of shares of common stock based on prevailing prices from time to time. The new authorization became effective immediately and has no set expiration date.

3. Business operations:

The Company and its principal operating subsidiaries, which are located primarily in the U.S. and Europe, manufacture and market ethical pharmaceutical products and other healthcare products. The Company operates in only one segment. Sales are primarily in the U.S. and European markets. The net sales and long-lived assets for the years ended March 31, 2014, 2013 and 2012, are from the Company’s or one of its subsidiaries’ country of origin, as follows:

(In thousands)	2014		2013		2012
	Net sales	Long- lived assets	Net sales	Long- lived assets	Net sales	Long- lived assets
U.S.	$3,329,367	$707,784	$2,769,541	$432,085	$4,261,976	$386,427
Ireland	74,360	3,949,311	60,014	2,759,428	61,747	2,759,069
United Kingdom	76,043	23,608	75,381	26,177	68,825	31,663
Canada	5,725	1,792,332	—	—	—	—
Italy	8,166	78,356	—	—	—	—
Other	9,685	29,871	—	—	—	—

	$3,503,346	$6,581,262	$2,904,936	$3,217,690	$4,392,548	$3,177,159

Net sales exclude sales between the Company and its subsidiaries.

Net sales by therapeutic class are as follows:

(In thousands) Years ended March 31,	2014	2013	2012
Central nervous system (CNS)	$2,124,573	$2,017,199	$3,715,112
Cardiovascular	553,092	483,733	381,621
Gastrointestinal	265,127	23,728	-
Respiratory	207,536	100,920	31,203
Other	353,018	279,356	264,612

	$3,503,346	$2,904,936	$4,392,548

The Company’s CNS franchise consisting of Campral®, Celexa®, Fetzima®, Lexapro®, Namenda®, Namenda XR®, Savella®, Saphris® and Viibryd® accounted for 61%, 69% and 85% of the Company’s net sales for the years ended March 31, 2014, 2013 and 2012, respectively.

The following illustrates net sales to the Company’s principal customers:

	2014	2013	2012
McKesson Drug Company	37%	38%	36%
AmerisourceBergen Corporation	26%	20%	20%
Cardinal Heath, Inc.	22%	29%	30%

4. Accounts receivable:

Accounts receivable, net, consists of the following:

(In thousands) As of March 31,	2014	2013
Trade	$514,836	$403,331
Other	62,018	74,701

	$576,854	$478,032

5. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

(In thousands) As of March 31,	2014	2013
Raw materials	$181,168	$127,508
Work in process	23,451	1,333
Finished goods	408,045	265,060

	$612,664	$393,901

6. Fair value measurements:

ASC 820, “Fair Value Measurements and Disclosures”, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The standard also requires the use of a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels. The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2:	Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company’s financial assets are measured at fair value and include its commercial paper investments, money market accounts, municipal bonds and notes, government agency bonds, corporate bonds, certificates of deposit, variable rate demand notes, floating rate notes and auction rate securities (ARS). These assets are subject to the measurement and disclosure requirements of ASC 820.

The following table presents the level within the fair value hierarchy at which the Company’s financial assets are carried at fair value and measured on a recurring basis:

(In thousands) Description	Fair value at March 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$1,030,599	$1,030,599	—	—
Municipal bonds and notes	12,357	—	$12,357	—
Commercial paper	242,805	2,850	239,955	—
Variable rate demand notes	30,770	—	30,770	—
Auction rate securities	3,123	—	—	$3,123
Certificates of deposit	32,988	—	32,988	—
Corporate bonds	1,225,619	—	1,225,619	—
Government agency bonds	111,304	—	111,304	—

(In thousands) Description	Fair value at March 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$818,474	$818,474	—	—
Municipal bonds and notes	46,877	—	$46,877	—
Commercial paper	168,639	31,815	136,824	—
Variable rate demand notes	1,500	—	1,500	—
Auction rate securities	3,198	—	—	$3,198
Certificates of deposit	90,268	5,981	84,287	—
Corporate bonds	1,509,870	—	1,509,870	—
Government agency bonds	278,804	—	278,804	—

The Company determines fair value based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analyses.

The following table presents a reconciliation of the Level 3 investments measured at fair value on a recurring basis using unobservable inputs:

(In thousands)	Year ended March 31, 2014
Balance at beginning of period	$3,198
Sales	(75)
Unrealized gain/(loss)	—

Balance at end of period	$3,123

There were no purchases or realized gains or losses within the Level 3 ARS during the years ended March 31, 2014 and 2013. The Company recorded sales of $0.1 million of its Level 3 ARS for the period ended March 31, 2014.

At March 31, 2014, the Company held investments in ARS amounting to $3.1 million (with underlying maturities of 20 years) of which the entire balance is collateralized by student loans. Substantially all such collateral in the aggregate is guaranteed by the U.S. government under the Federal Family Education Loan Program.

All money market accounts are classified as Level 1 assets. Certain commercial paper investments and certificates of deposit are also classified as Level 1 assets because they consist of publicly traded securities which are priced and actively traded on a daily basis.

Certain of the Company’s commercial paper and certificates of deposit and all of the Company’s variable rate demand notes, municipal bonds and notes, corporate bonds and government agency bonds are based on Level 2 inputs in the ASC 820 fair value hierarchy.

In addition to the above, the Company also has Level 3 fair value measurements related to the Aptalis and Clinical Data, Inc. (Clinical Data) acquisitions; see Note 17 for further information.

The Company issued long-term debt with a carrying value of $3.0 billion during fiscal 2014; see Note 10 for further information.

The majority of the Company’s non-financial assets and liabilities are not required to be carried at fair value on a recurring basis. However, the Company is required on a non-recurring basis to use fair value measurements when analyzing asset impairment as it relates to goodwill, license agreements, product rights, IPR&D, and other intangible assets and long-lived assets. The carrying amount of cash, accounts receivable, loans receivable and accounts payable and other short-term financial instruments approximate their fair value due to their short-term nature.

7. Marketable securities:

Available-for-sale debt securities consist of the following:

	March 31, 2014
(In thousands)	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:
Municipal bonds and notes	$7,066	$6	$—
Government agency bonds	24,802	24	(6)
Commercial paper	82,950	—	—
Certificates of deposit	25,989	—	—
Corporate bonds	232,207	488	(38)

Total current securities	373,014	518	(44)

Non-current:
Municipal bonds and notes	5,291	22	—
Government agency bonds	86,502	127	(146)
Commercial paper	2,850	—	—
Certificates of deposit	3,000	—	—
Corporate bonds	986,265	3,297	(2,126)
Auction rate notes	3,123	—	(752)
Variable rate notes	30,770	—	—

Total non-current securities	1,117,801	3,446	(3,024)

Total available-for-sale debt securities	$1,490,815	$3,964	$(3,068)

	March 31, 2013
(In thousands)	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:
Municipal bonds and notes	$34,025	$34	$—
Government agency bonds	87,227	125	(10)
Commercial paper	144,293	—
Certificates of deposit	47,977	—	(2)
Corporate bonds	425,676	1,286	(33)

Total current securities	739,198	1,445	(45)

Non-current:
Municipal bonds and notes	12,852	37
Government agency bonds	186,577	434	(19)
Certificates of deposit	22,999	—
Corporate bonds	1,084,194	5,290	(2,150)
Auction rate notes	3,198	—	(752)
Variable rate notes	1,500	—	—

Total non-current securities	1,311,320	5,761	(2,921)

Total available-for-sale debt securities	$2,050,518	$7,206	$(2,966)

Proceeds from the sales of available-for-sale debt securities were $1.9 billion and $3.0 billion during fiscal years 2014 and 2013, respectively. Gross realized gains on those sales during fiscal years 2014 and 2013 were $1.7 million and $1.3 million, respectively. In order to determine gross realized gains and losses, the Company uses average cost. The Company records holding gains and losses on available for sale securities in the ‘Accumulated other comprehensive income’ caption in the consolidated Balance Sheet. The Company had a net unrealized gain of $0.9 million and $4.2 million at March 31, 2014 and 2013, respectively. The preceding does not include the Company’s equity securities for Ironwood Pharmaceuticals, Inc. (Ironwood) and Trevena, Inc. (Trevena). The carrying value of the Company’s equity securities in Ironwood, which were measured at fair market value based on quoted market prices for the related security, was $25.7 million and $38.1 million at March 31, 2014 and 2013, respectively. The Company purchased $30 million of Trevena preferred stock in a round of private placement financing during the first quarter of fiscal 2014. This investment was accounted for using the cost method. During the fourth quarter of fiscal 2014, Trevena filed an Initial Public Offering (IPO), and as a result, the Company’s preferred stock converted to common shares. In conjunction with the IPO, the Company purchased an additional $3.0 million of common stock. The fair value of Trevena common stock held at March 31, 2014 was $26.7 million.

Contractual maturities of available-for-sale debt securities at March 31, 2014 are as follows:

(In thousands)

Estimated fair value
Within one year	$373,014
1-5 years	1,078,986
5-10 years	2,300
After 10 years	36,515

$1,490,815

Actual maturities may differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call penalties.

The Company invests funds in variable rate demand notes that have major bank liquidity agreements, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, and auction rate securities. Certain securities are subject to a hard-put option(s) where the principal amount is contractually assured by the issuer and any resistance to the exercise of these options would be deemed as a default by the issuer. Such a potential default would be reflected in the issuer’s respective credit rating, for which the Company maintains investment grade requirements pursuant to its corporate investment guidelines. While the Company believes its investments that have net unrealized losses are temporary, declines in the value of these investments may be deemed other-than-temporary if the credit and capital markets were to deteriorate in future periods. The Company has the ability and intends to hold its investments until a recovery of fair value, which may be at maturity. The Company does not consider these investments to be other-than-temporarily impaired and will continue to monitor global market conditions to minimize the risk of impairments in future periods.

8. Goodwill and intangible assets:

The changes in the carrying amount of goodwill for the years ended March 31, 2014 and 2013 are as follows:

(In thousands)	Gross carrying amount
Balance at March 31, 2012	$713,091
Acquisitions/Dispositions	—
Balance at March 31, 2013	713,091
Acquisition of Aptalis	335,417

Balance at March 31, 2014	$1,048,508

License agreements, product rights and other intangibles consist of the following:

(In thousands)	March 31, 2014		March 31, 2013
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:
License agreements	$1,803,425	$249,088	$1,528,114	$160,805
Product rights	3,005,025	98,903	89,407	61,472
Buy-out of royalty agreements	798,617	114,737	798,617	66,222
In process research and development	16,600	—	—	—
Trade names	34,190	34,190	34,190	34,190

Total	$5,657,857	$496,918	$2,450,328	$322,689

During the year ended March 31, 2014, intangible additions included $2.9 billion of Product rights and $16.6 million of IPR&D related to the acquisition of Aptalis (refer to Note 17 Business combinations for additional information) and $231 million of License agreements related to the purchase of exclusive rights in the U.S. for Saphris® (asenapine) from Merck & Co., Inc. (Merck) (refer to Note 16 License and collaboration agreements for additional information).

Amortization of license agreements, product rights and other intangibles charged to SG&A expense and cost of goods sold for the fiscal years ended March 31, 2014, 2013 and 2012 amounted to approximately $174.2 million, $99.9 million and $80.9 million, respectively. Future annual amortization expense expected is as follows:

(In thousands)

Years ended March 31,
2015	$369,673
2016	419,438
2017	432,454
2018	483,149
2019	526,084

$2,230,798

9. Accrued expenses:

Accrued expenses consist of the following:

(In thousands)

As of March 31,	2014	2013
Managed care and Medicaid rebates	$302,389	$230,173
Employee compensation and other benefits	211,753	181,995
Clinical research and development costs	172,122	129,663
Restructuring	74,104	—
Other	529,276	298,511

	$1,289,644	$840,342

10. Debt and debt facility:

On January 31, 2014 the Company issued $1.8 billion aggregate senior unsecured notes (the $1.8 billion Senior Notes), comprised of $1.05 billion aggregate principal amount of 4.375% senior unsecured notes due 2019 and $750 million aggregate principal amount of 4.875% senior unsecured notes due 2021. The Company will pay interest on the $1.05 billion of senior unsecured notes at 4.375% per annum, semi-annually in arrears on February 1 and August 1, commencing on August 1, 2014. The Company will pay interest on the $750 million of senior unsecured notes at 4.875% per annum, semi-annually in arrears on February 15 and August 15, commencing on August 15, 2014. The Company incurred $22.5 million in deferred financing costs associated with the $1.8 Senior Notes which will be amortized over the term of the notes. For the fiscal year ended March 31, 2014, the Company recorded $11.8 million of interest expense and $0.6 million of amortization of deferred financing fees related to the $1.8 Senior Notes. At March 31, 2014, the fair value of the $1.8 Senior Notes was $1.9 billion which was determined using Level 2 inputs based on a market approach.

On December 10, 2013 the Company issued $1.2 billion of 5.00% Senior Notes (the 5.00% Senior Notes), which mature on December 15, 2021. The 5.00% Senior Notes accrue interest per annum, payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2014. The Company incurred $18.5 million in deferred financing costs associated with the 5.00% Senior Notes which will be amortized over the term of the notes. For the fiscal year ended March 31, 2014, the Company recorded $18.4 million of interest expense and $0.7 million of amortization of deferred financing fees related to the 5.00% Senior Notes. At March 31, 2014, the fair value of the 5.00% Senior Notes was $1.3 billion which was determined using Level 2 inputs based on a market approach.

On December 4, 2012, the Company established a $750 million revolving credit facility for the purpose of providing financial liquidity for financing strategic business development and general corporate purposes. This revolving credit facility expires on December 4, 2017. The facility can be increased to $1.0 billion based upon agreement with the participating lenders. As of May 29, 2014, the total availability under our Credit Agreement was $750 million, excluding $8.5 million of issued letters of credit. The utilization of the revolving credit facility is subject to the adherence to certain financial covenants such as leverage and interest coverage ratios. As of March 31, 2014, the Company is in compliance with all covenants.

11. Commitments:

Leases: The Company leases manufacturing, laboratory, office and warehouse facilities, equipment and automobiles under operating leases expiring through fiscal 2027. Rent expense was approximately $51.1 million, $45.3 million and $39.5 million for fiscal years ended March 31, 2014, 2013 and 2012, respectively. Future minimum rental payments under non-cancellable leases are as follows:

Years ended March 31,	(In thousands)
2015	$45,874
2016	36,074
2017	28,757
2018	20,084
2019	14,589
Thereafter	84,120

$229,498

License agreements: The Company has entered into several license and collaboration agreements for products currently under development. Pursuant to these agreements, the Company may be obligated in future periods to make additional development milestone payments. These milestone payments may never occur as they are contingent on the achievement of future clinical developments which may never be attained. As of March 31, 2014, the total of all potential future development milestone payments was approximately $552 million. This consisted of milestones payable upon the achievement of certain specific research and development milestones of approximately $183 million and milestones payable upon the achievement of regulatory approval of approximately $369 million.

In addition, the Company may also be obligated to pay commercial milestones contingent upon the achievement of specific sales levels. Similarly, these milestone payments may never occur as they are contingent on the achievement of future commercial success which may never be attained. For commercially launched products, the total of all potential future commercial milestones as of March 31, 2014 was approximately $340 million.

Inventory purchase commitments and other: The Company has inventory purchase and other commitments of $169.3 million as of March 31, 2014.

12. Stockholders’ equity:

In August 2013, the Company’s stockholders approved an amendment to the Company’s 2007 Equity Incentive Plan (the 2007 Plan) whereby an additional 28 million shares were authorized to be issued to employees of the Company. Under the 2007 Plan as amended in August 2013, 57 million shares have been authorized to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. The 2007 Plan provides for the granting of incentive and nonqualified stock options, restricted stock, stock appreciation rights and stock equivalent units. These awards generally vest in three to five years. Stock option grants may be exercisable for up to ten years from the date of issuance. At March 31, 2014, 31.6 million shares were available for grant under the 2007 Plan.

The following table summarizes information about stock options outstanding at March 31, 2014:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$20.55 to $30.00	2,364	6.8	$28.24	1,218	$26.90
30.01 to 50.00	9,504	7.2	36.49	3,169	36.04
50.01 to 96.42	582	4.3	54.55	448	51.54

	12,450	7.0	35.77	4,835	35.17

Transactions under the stock option plan are summarized as follows:

(In thousands)	Options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Stock options:
Outstanding at March 31, 2011 (at $20.55 to $63.44 per share)	17,085	$36.90
Granted (at $30.00 to $34.49 per share)	3,758	31.04
Exercised (at $20.55 to $39.88 per share)	(351)	28.19
Forfeited and Expired	(3,249)	39.89

Outstanding at March 31, 2012 (at $20.55 to $59.05 per share)	17,243	$35.24
Granted (at $34.04 to $38.10 per share)	2,368	34.26
Exercised (at $31.28 to $38.45 per share)	(1,137)	28.52
Forfeited and Expired	(2,923)	43.70

Outstanding at March 31, 2013 (at $20.55 to $59.05 per share)	15,551	$34.03
Granted (at $37.88 to $96.42 per share)	4,155	40.31
Exercised (at $35.34 to $100.66 per share)	(5,261)	32.91
Forfeited and Expired	(1,995)	39.27

Outstanding at March 31, 2014 (at $20.55 to $96.42 per share)	12,450	$35.77	7.0	$703,525

Exercisable at March 31, 2014	4,835	$35.17	4.9	$276,098

	Restricted Stock		Performance Stock Units
	Shares/ Units	Weighted average grant date fair value	Units	Weighted average grant date fair value
Restricted stock:
Outstanding at March 31, 2011	2,275	$30.72
Granted	1,239	30.43
Vested	(928)	30.66
Forfeited	(101)	30.62

Outstanding at March 31, 2012	2,485	$30.60	—	—
Granted	613	34.27	410	$36.12
Vested	(1,047)	30.13	—	—
Forfeited	(88)	31.86	—	—

Outstanding at March 31, 2013	1,963	$31.96	410	$36.12
Granted	1,133	40.68	217	45.35
Vested	(973)	31.77	—	—
Forfeited	(395)	34.79	(49)	39.96

Outstanding at March 31, 2014	1,728	$37.14	578	$36.04

The total intrinsic value of stock options exercised during the years ended March 31, 2014, 2013 and 2012 was $166.2 million, $8.7 million and $2.5 million, respectively, and the total intrinsic value of restricted stock vested during the years ended March 31, 2014, 2013 and 2012 was $51.8 million, $37.5 million and $28.6 million, respectively. The weighted average grant date fair value per stock option granted during the years ended March 31, 2014, 2013 and 2012 were $11.42, $10.04 and $9.68, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2014, 2013 and 2012 was approximately $173.1 million, $32.0 million and $9.9 million, respectively. In connection with these exercises, the Company recorded a net tax benefit of $20.4 million for the year ended March 31, 2014, a net tax benefit of $1.8 million for the year ended March 31, 2013 and a net tax benefit of $0.02 million, for the year ended March 31, 2012. The Company settles employee stock option exercises and restricted stock releases with newly issued common shares.

13. Contingencies:

The Company is subject to the various legal proceedings and claims discussed below as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. Although we believe that the proceedings brought against us are without merit and in certain instances we have insurance, litigation is subject to significant uncertainty and there can be no assurance that we will not incur material costs in the resolution of these matters.

Average Wholesale Price Litigation

We are defendants in four state court actions that allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of “average wholesale prices” (AWP) that did not correspond to actual provider costs of prescription drugs. These actions are pending in Illinois (commenced February 7, 2005), Mississippi (commenced October 20, 2005), Utah (commenced May 2008), and Wisconsin (a qui tam AWP action commenced by the former Attorney General of the State of Wisconsin on February 20, 2012 that the State declined to join). Discovery is ongoing in these actions. On November 15, 2013, the plaintiff in the Mississippi action moved for leave to file a Second Amended Complaint. On March 26, 2014, the Mississippi state court granted plaintiff’s motion in part, but denied plaintiff’s request to add generic drug products to its claims. Forest has filed a motion to dismiss certain of the claims asserted in the Second Amended Complaint. A trial in the Mississippi action is scheduled in October 2014. A motion to dismiss the Utah action was granted, but the Utah Supreme Court, while upholding the lower court’s ruling regarding a statute of limitations issue, reversed that ruling and allowed the plaintiff to replead. The plaintiff filed another Amended Complaint, and the defendants filed a motion to dismiss. This motion to dismiss was denied in part. On February 17, 2014, the Wisconsin state court granted defendants’ motion to dismiss plaintiff’s Second Amended Complaint. On April 14, 2014, plaintiff filed a motion for leave to file a Third Amended Complaint, and on May 16, 2014, plaintiff filed an appeal of the court’s February 17, 2014 ruling. We intend to continue to vigorously defend against these actions. At this time, we are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Celexa/Lexapro Class Actions

We are defendants in three federal court actions filed on behalf of individuals who purchased Celexa and/or Lexapro for pediatric use, all of which have been consolidated for pretrial purposes in a Multi-District Litigation (MDL) proceeding in the U.S. District Court for the District of Massachusetts under the caption “In re Celexa and Lexapro Marketing and Sales Practices Litigation.” These actions, two of which were originally filed as putative nationwide class actions, and one of which is a putative California-wide class action, allege that Forest marketed Celexa and/or Lexapro for off-label pediatric use and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. The complaints assert various similar claims, including claims under the Missouri and California consumer protection statutes, respectively, and state common laws. On February 5, 2013, the district judge overseeing the MDL denied all plaintiffs’ motions for class certification. On February 18, 2013, the plaintiff in the California action filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the First Circuit. On April 16, 2013, the First Circuit denied the petition. On April 30, 2013, plaintiffs in the other two actions filed an Amended Complaint seeking to certify state-wide class actions in Illinois, Missouri, and New York under those states’ consumer protection statutes. On January 13, 2014, the district judge denied plaintiffs’ motion with respect to the proposed Illinois and New York classes and allowed it with respect to the proposed Missouri class. We filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the First Circuit on January 27, 2014. On March 12, 2014, we reached agreement with the MDL plaintiffs to settle the Missouri class claims, including claim by both individuals and third party payors that purchased Celexa or Lexapro for use by a minor from 1998 to December 31, 2013. In exchange for a release from class members, we will pay $7.65 million into a fund that will cover (1) the settlement benefits paid to class members, (2) administration costs, (3) incentive awards to be paid to the representative plaintiffs, and (4) attorneys’ fees and costs. If valid claims are greater than $4.215 million, we will pay up to $2.7 million more to pay for the additional valid claims (our total settlement payment shall not exceed $10.35 million). The district court judge preliminarily approved the settlement on March 14, 2014 and issued an order enjoining all class members and other persons from litigating claims relating to those covered by the settlement. A hearing on whether the court should grant final approval of the settlement is scheduled for July 16, 2014.

On May 3, 2013, another action was filed in the U.S. District Court for the Central District of California on behalf of individuals who purchased Lexapro for adolescent use, seeking to certify a state-wide class action in California and alleging that our promotion of Lexapro for adolescent depression has been deceptive. This action was transferred to the MDL mentioned in the preceding paragraph and, on July 29, 2013, we moved to dismiss the complaint. The district court judge granted our motion to dismiss on March 5, 2014. Plaintiff filed a Notice of Appeal with the U.S. Court of Appeals for the First Circuit on March 17, 2014.

On November 13, 2013, another action was filed in the U.S. District Court for the District of Minnesota seeking to certify a nationwide class of third-party payor entities that purchased Celexa and Lexapro for pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, alleging that Forest engaged in an off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. This action was transferred to the MDL mentioned in the preceding paragraphs, and we filed a motion to dismiss the complaint on January 15, 2014. On February 5, 2014, the plaintiffs voluntarily dismissed the complaint and filed a First Amended Complaint, which, among other things, added claims on behalf of a Minnesota class of entities and consumers under Minnesota’s consumer protection statutes. We filed a motion to dismiss the First Amended Complaint on April 9, 2014.

On March 13, 2014, an action was filed in the U.S. District Court for the District of Massachusetts by two third-party payors seeking to certify a nationwide class of persons and entities that purchased Celexa and Lexapro for use by pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, state consumer protection statutes, and state common laws, alleging that Forest engaged in an off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. This action was filed as a related action to the action described above in the preceding paragraph. We filed a motion to dismiss the complaint on April 30, 2014.

We intend to continue to vigorously defend against these actions. At this time, we are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

We are also named as defendants in two actions filed on behalf of entities or individuals who purchased or reimbursed certain purchases of Celexa and Lexapro for pediatric use pending in the Missouri Circuit Court, Twenty-Second Judicial Circuit, and arising from similar allegations as those contained in the federal actions described in the preceding paragraphs. The first action, filed on November 6, 2009 under the caption “St. Louis Labor Healthcare Network et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.,” is brought by two entities that purchased or reimbursed certain purchases of Celexa and/or Lexapro. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys’ fees. We have reached an agreement with the plaintiffs to resolve this action for payments that are not material to our financial condition or results of operations. The second action, filed on July 22, 2009 under the caption “Crawford v. Forest Pharmaceuticals, Inc.,” and now known as “Luster v. Forest Pharmaceuticals, Inc.,” is a putative class action on behalf of a class of Missouri citizens who purchased Celexa for pediatric use. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys’ fees. In October 2010, the court certified a class of Missouri domiciliary citizens who purchased Celexa for pediatric use at any time prior to the date of the class certification order, but who do not have a claim for personal injury. On December 9, 2013, we filed a motion for summary judgment, which was argued on January 8, 2014. On February 21, 2014, we filed a motion to de-certify the class. Decisions on these motions are pending. On March 12, 2014, we informed the judge of the MDL Missouri class settlement described above, including that the federal class encompasses the members of the certified Missouri class in Luster. At a status conference on April 2, 2014 the parties agreed that the action is stayed in light of the injunction contained in the MDL Preliminary Approval Order, described above. We intend to continue to vigorously defend against this action. At this time, we are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Employment Litigation

In July 2012, we were named as defendants in an action brought by Megan Barrett, Lindsey Houser, Jennifer Jones, and Jennifer Seard, former Company Sales Representatives, in the U.S. District Court for the Southern District of New York under the caption “Megan Barrett et al. v. Forest Laboratories Inc. and Forest Pharmaceuticals, Inc.” In November 2012, Plaintiffs amended the complaint, adding six additional plaintiffs: Kimberly Clinton, Erin Eckenrode, Julie Smyth, Marie Avila, Andrea Harley, and Christy Lowder, all of whom alleged that they were current or former Company Sales Representatives or Specialty Sales Representatives. In March 2013, Plaintiffs filed a Second Amended Complaint, adding one additional plaintiff: Tracy Le, a now-former Company Sales Representative. The action is a putative class and collective action, and the Second Amended Complaint alleges class claims under Title VII for gender discrimination with respect to pay and promotions, as well as discrimination on the basis of pregnancy, and a collective action claim under the Equal

Pay Act. The proposed Title VII gender class includes all current and former female Sales Representatives (defined to include Territory Sales Representatives, Field Sales Representatives, Medical Sales Representatives, Professional Sales Representatives, Specialty Sales Representatives, Field Sales Trainers, and Regional Sales Trainers) employed by the Company throughout the U.S. from 2008 to the date of judgment, and the proposed Title VII pregnancy sub-class includes all current and former female Sales Representatives who have been, are, or will become pregnant while employed by the Company throughout the U.S. from 2008 to the date of judgment. The proposed Equal Pay Act collective action class includes current, former, and future female Sales Representatives who were not compensated equally to similarly-situated male employees during the applicable liability period. The Second Amended Complaint also includes non-class claims on behalf of certain of the named Plaintiffs for sexual harassment and retaliation under Title VII, and for violations of the Family and Medical Leave Act. We filed a motion to dismiss certain claims on April 29, 2013, which was argued on January 16, 2014. We intend to continue to vigorously defend against this action. At this time, we are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Government Investigations

We received a subpoena dated April 20, 2011 from the Office of the U.S. Attorney for the District of Massachusetts. The subpoena requests documents relating to Benicar, Benicar HCT, and Azor, prescription medications approved for the treatment of hypertension. We co-marketed Benicar and Benicar HCT from 2002 to 2008, and Azor from 2007 to 2008, together with the drug’s originator Sankyo under co-promotion agreements. We are cooperating in responding to the subpoena.

We received a subpoena dated May 6, 2013 from the Office of the U.S. Attorney for the Southern District of New York. The subpoena requests documents relating to the marketing and promotion of Tudorza Pressair, including with respect to speaker programs for this product. We are cooperating in responding to the subpoena.

We received a subpoena dated August 5, 2013 from the U.S. Department of Health and Human Services, Office of Inspector General. The subpoena requests documents relating to the marketing and promotion of Bystolic, Savella, and Namenda, including with respect to speaker programs for these products. In February 2014, the U.S. District Court for the Eastern District of Wisconsin unsealed a qui tam complaint with the caption “United States of America ex rel. Kurt Kroening et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.” This complaint, which was filed in April 2012, asserts claims under the False Claims Act and contains allegations regarding off-label promotion of Bystolic and Savella and “kickbacks” provided to physicians to induce prescriptions of Bystolic, Savella, and Viibryd. In January 2014, the Eastern District of Wisconsin U.S. Attorney’s Office notified the court that it had not completed its investigation and therefore would not intervene in the action at that time (while reserving the right to intervene at a later date). We are continuing to cooperate with this investigation and to discuss these issues with the government. We intend to vigorously defend against the complaint. At this time, we are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In April 2014, the U.S. District Court for the District of Massachusetts unsealed a qui tam complaint with the caption “United States of America ex rel. Timothy Leysock v. Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc.” This complaint, which was filed in July 2012, asserts claims under the False Claims Act and contains allegations regarding off-label promotion of Namenda. An Amended Complaint was filed in October 2012 and a Second Amended Complaint was filed in April 2014. On April 16, 2014, the District of Massachusetts U.S. Attorney’s Office notified the court that it was declining to intervene in the action. We intend to vigorously defend against the complaint. At this time, we are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

On February 20, 2014, we received a letter from the U.S. Federal Trade Commission (FTC) indicating that the FTC is conducting a nonpublic investigation into our agreements with the ANDA filers for Bystolic. On May 2, 2014, we received a Civil Investigative Demand from the FTC requesting documents regarding such agreements. We are cooperating in responding to the investigation.

On February 28, 2014, May 7, 2014, and May 29, 2014, we received Investigatory Subpoenas from the New York Attorney General’s Office primarily requesting (1) information regarding plans to discontinue the sale of Namenda tablets and (2) the Company’s agreements with ANDA filers for Bystolic. We are cooperating in responding to the subpoena.

Product Liability Litigation

We are defendants in approximately 200 product liability actions. Thirteen actions involve allegations that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide, or caused a violent event. The MDL that was established for the federal suicidality-related litigation in the U.S. District Court for the Eastern District of Missouri has concluded and the remaining cases have been remanded to the federal district courts in which they were filed originally. Eight trials have been scheduled in these actions in 2014 and 2015. In February 2014, a state court action in Montgomery, Alabama involving a young woman who allegedly attempted suicide was dismissed with prejudice.

Approximately one hundred and seventy-nine actions involve allegations that Celexa or Lexapro caused various birth defects. The majority of these actions have been consolidated in Cole County Circuit Court in Missouri. One action is set for trial in Cole County in September 2014. Approximately nineteen actions are pending in the U.S. District Court for the District of New Jersey. One action is pending in Orange County, California and is set for trial in January 2015.

Approximately six actions involve allegations that Benicar, a treatment for hypertension that the Company co-promoted with Daiichi Sankyo between 2002 and 2008, caused certain gastrointestinal injuries. Under our Co-Promotion Agreement, Daiichi Sankyo is defending us in these lawsuits.

Each product liability action seeks compensatory and punitive damages. We intend to continue to vigorously defend against these actions. For claims filed before April 1, 2014, we generally maintain $140 million of product liability coverage (annually, per “occurrence” on a claims-made basis, and in the aggregate). For these claims, the Company’s self-insured retention is $10 million per claim and $50 million in the aggregate. Claims filed after April 1, 2014 will be reported to the policy for the previous year. However, for these claims our self-insured retention is $20 million per claim and $60 million in the aggregate. Moreover, the Company is self-insuring a layer of coverage $10 million in excess of $55 million.

Patent Litigation

In September, October, and November 2013, and February 2014, we and Royalty Pharma Collection Trust (Royalty), our licensor for Savella, brought actions for infringement of U.S. Patent No. 6,602,911 (the ‘911 patent), U.S. Patent No. 7,888,342 (the ‘342 patent), and U.S. Patent No. 7,994,220 (the ‘220 patent) in the U.S. District Court for the District of Delaware against Amneal, Apotex, First Time US Generics, Glenmark, Hetero, Lupin, Mylan, Par, Ranbaxy, Sandoz, and related subsidiaries and affiliates thereof. These companies have notified us that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Savella before these patents expire. (The ‘342 patent expires in November 2021, the ‘911 patent expires in January 2023, and the ‘220 patent expires in September 2029.) These lawsuits triggered an automatic stay of approval of the applicable ANDAs until July 14, 2016 (unless a court issues a decision adverse to us and Royalty Pharma sooner). On March 7, 2014, we and Royalty voluntarily dismissed, without prejudice, all claims against Sandoz. On March 20, 2014, the district court consolidated all of the remaining pending actions for all purposes and issued a scheduling order setting a trial date in January 2016. On May 12, 2014, the Company and Royalty

entered into a settlement agreement with First Time US Generics. Under the terms of the settlement agreement, and subject to review of the settlement terms by the U.S. Federal Trade Commission, Forest will provide a license to First Time that will permit it to launch its generic version of SAVELLA as of the date that is the later of (a) six (6) calendar months prior to the expiration date of the last to expire of the ‘911 patent, the ‘342 patent, and the ‘220 patent, including any extensions and/or pediatric exclusivities; or (b) the date that First Time obtains final FDA approval of its ANDA, or earlier in certain circumstances.

In January, February, and April 2014, we and Merz Pharma and Adamas Pharmaceuticals, our licensors for Namenda XR, brought actions for infringement of some or all of U.S. Patent No. 5,061,703 (the ‘703 patent), U.S. Patent No. 8,168,209 (the ‘209 patent), U.S. Patent No. 8,173,708 (the ‘708 patent), U.S. Patent No. 8,283,379 (the ‘379 patent), U.S. Patent No. 8,329,752 (the ‘752 patent), U.S. Patent No. 8,362,085 (the ‘085 patent), and U.S. Patent No. 8,598,233 (the ‘233 patent) in the U.S. District Court for the District of Delaware against Wockhardt, Teva, Sun, Apotex, Anchen, Zydus, Watson, Par, Mylan, Amneal, Amerigen, and related subsidiaries and affiliates thereof. These companies have notified us that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Namenda XR before these certain patents expire. (The ‘703 patent expires in April 2015, the ‘009 patent expires in March 2029, and the ‘209, ‘708, ‘379, ‘752, ‘085, and ‘233 patents expire in November 2025.) These lawsuits triggered an automatic stay of approval of the applicable ANDAs that expires no earlier than June 2016 (unless a court issues a decision adverse to us, Merz, and Adamas sooner).

In December 2013, we were named as a defendant in an action brought by Teva Pharmaceuticals USA, Inc. and Mayne Pharma International Pty Ltd. in the U.S. District Court for the District of Delaware under the caption “Teva Pharmaceuticals USA, Inc. and Mayne Pharma International Pty Ltd. v. Forest Laboratories, Inc.” The complaint alleges that we infringe U.S. Patent No. 6,194,000 by making, using, selling, offering to sell, and importing Namenda XR. The relief requested includes preliminary and permanent injunctive relief, and damages. We intend to continue to vigorously defend against this action. At this time, we are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In July 2013, our subsidiaries Aptalis Pharma US, Inc. and Aptalis Pharma Canada Inc. brought actions for infringement of U.S. Patent No. 8,217,083 (the ‘083 patent) and U.S. Patent No. 8,436,051 (the ‘051 patent) in the U.S. District Court for the District of New Jersey against Mylan and Sandoz. These companies have notified Aptalis that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of CANASA before these patents expire. Amended complaints were filed against these companies in November 2013 adding claims for infringement of U.S. Patent No. 7,854,384 (the ‘384 patent). The ‘083, ‘051, and ‘384 patents expire in June 2028. No trial date has been set.

Stockholder Litigation

In February and March 2014, nine putative stockholder class actions were brought against us, our directors, Actavis plc, and certain of Actavis’s affiliates. Four actions were filed in the Delaware Court of Chancery and have been consolidated under the caption “In re Forest Laboratories, Inc. Stockholders Litigation” (the Delaware Action). Five actions were filed in New York State Supreme Court and have been consolidated under the caption “Turberg v. Forest Laboratories, Inc. et al.” (the New York Action). On April 4 and May 5, 2014, respectively, the Delaware and New York plaintiffs filed consolidated amended complaints in their respective jurisdictions. The amended complaints seek, among other remedies, to enjoin Actavis’s proposed acquisition of Forest or damages in the event the transaction closes. The complaints generally allege, among other things, that the members of the Forest Board of Directors breached their fiduciary duties by agreeing to sell Forest for inadequate consideration and pursuant to an inadequate process, and that the disclosure document fails to disclose allegedly material information about the transaction. The complaints also allege that Actavis, and certain of its affiliates, aided and abetted these alleged breaches. On May 28, 2014, the defendants reached an agreement in principle with plaintiffs in the Delaware Action and the New York Action regarding a settlement of both

Actions, and that agreement is reflected in a memorandum of understanding. In connection with the settlement contemplated by the memorandum of understanding, Forest agreed to make certain additional disclosures related to the proposed transaction with Actavis, which are contained in a Form 8-K filed May 28, 2014. The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Delaware Court of Chancery will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed transaction, the merger agreement, and any disclosure made in connection therewith, including in the Definitive Joint Proxy Statement/Prospectus, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties contemplate that the parties shall negotiate in good faith regarding the amount of attorneys’ fees and expenses that shall be paid to plaintiffs’ counsel in connection with the Actions. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Delaware Court of Chancery will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. At this time, we are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In May 2014, three putative stockholder class actions were brought against us, Furiex Pharmaceuticals, Inc. (Furiex), and Furiex’s board of directors. Two actions were brought in the Delaware Court of Chancery under the captions “Steven Kollman v. Furiex Pharmaceuticals, Inc. et al.” and “Donald Powell v. Furiex Pharmaceuticals, Inc. et al.” One action was brought in North Carolina state court under the caption “Walter Nakatsukasa v. Furiex Pharmaceuticals, Inc. et al.” These actions seek to enjoin our proposed acquisition of Furiex and allege, among other things, that the members of the Furiex Board of Directors breached their fiduciary duties by agreeing to sell Furiex for inadequate consideration and pursuant to an inadequate process. These actions also allege that Forest aided and abetted these alleged breaches. We intend to continue to vigorously defend against these actions. At this time, we are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Telephone Consumer Protection Act Litigation

In October 2012, we were named as a defendant, along with The Peer Group, Inc. (TPG), in a putative class action brought by the St. Louis Heart Center (SLHC) under the caption “St. Louis Heart Center, Inc. v. Forest Pharmaceuticals, Inc. and The Peer Group, Inc.” The action is now pending in the U.S. District Court for the Eastern District of Missouri. On May 17, 2013, SLHC filed a Fourth Amended Complaint, alleging that Forest and TPG violated the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005, 47 U.S.C. § 227 (TCPA), on behalf of a proposed class that includes all persons who, from four years prior to the filing of the action, were sent telephone facsimile messages of material advertising the commercial availability of any property, goods, or services by or on behalf of defendants, which did not display an opt-out notice compliant with a certain regulation promulgated by the Federal Communications Commission (FCC). The Fourth Amended Complaint seeks $500 for each alleged violation of the TCPA, treble damages if the Court finds the violations to be willful, knowing or intentional, interest, and injunctive and other relief. On May 21, 2013, in Nack v. Walburg, a separate case in which we are not a party, the U.S. Court of Appeals for the Eighth Circuit ruled that the district court in that case lacked jurisdiction to determine the validity of this FCC regulation and that the defendant in that case could only challenge the validity of this regulation through an administrative petition submitted directly to the FCC, a decision that would then be appealable to the appropriate court of appeals. On June 27, 2013, we filed a Petition for Declaratory Ruling with the FCC requesting that the FCC find that (1) the faxes at issue in the action complied, or substantially complied with the FCC regulation, and thus did not violate it, or (2) the FCC regulation was not properly promulgated under the TCPA. On July 17, 2013, the district court granted our motion to stay the action pending the administrative proceeding initiated by our FCC Petition, including any appeal therefrom. On January 31, 2014, the FCC released a Public Notice in response to several related petitions, including ours. The comment and reply period for this Public Notice closed on February 14 and February 21, 2014, respectively. We intend to continue to vigorously defend against this action. At this time, we are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

14. Income taxes:

The components of income (loss) before income tax expense were:

(In thousands)

Years ended March 31,	2014	2013	2012
U.S.	$(242,233)	$(21,334)	$325,882
Foreign	323,801	(23,524)	911,806

Income (loss) before income tax expense (benefit)	$81,568	$(44,858)	$1,237,688

The provision for income taxes consists of the following:

(In thousands)

Years ended March 31,	2014	2013	2012
Current:
U.S. federal	$9,616	$20,134	$222,012
State and local	(5,087)	(8,258)	26,984
Foreign	17,583	10,176	52,452

	22,112	22,052	301,448

Deferred:
U.S.	(96,236)	(33,959)	(41,970)
Foreign	(9,618)	(848)	(848)

	(105,854)	(34,807)	(42,818)

	$(83,742)	$(12,755)	$258,630

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

Years ended March 31, (percentage of income before income tax expense)	2014	2013	2012
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of foreign operations	(79.1)	(88.8)	(16.1)
Research credit	(16.0)	46.0	(1.0)
State and local taxes, less federal tax benefit	7.7	(16.9)	1.4
Unrecognized tax benefit—audit settlement and statute expiration	(47.9)	54.7	0.0
Permanent differences and other items	(2.4)	(1.6)	1.6

	(102.7)%	28.4%	20.9%

The Company’s effective tax rate for fiscal years 2014, 2013 and 2012 is lower than the federal statutory rate principally as a result of the proportion of earnings generated in lower-taxed foreign jurisdictions as compared with the U.S. and the impact of Project Rejuvenate in the U.S. in 2014.

Net deferred income taxes relate to the following timing differences:

(In thousands)

Years ended March 31,	2014	2013
Inventory reserves	$38,905	$42,924
Receivable allowances and other reserves	60,795	37,169
Property, plant and equipment	(37,201)	(24,302)
Intangible assets	(818,867)	(255,260)
Carryforwards and credits	245,454	64,378
Accrued liabilities	102,263	65,193
Employee stock option tax benefits	36,436	41,726
Other (includes reserve for legal contingencies)	24,226	21,169

	(347,989)	(7,003)
Valuation allowance	(118,488)	(9,787)

Deferred taxes, net	$(466,477)	$(16,790)

The Company has federal, state and local, and foreign net operating loss carryforwards as well as excess charitable contribution carryovers, foreign tax credit carryovers and orphan drug credit carryovers which are available to reduce future U.S. federal and state taxable income, expiring at various times between 2014 and 2034. Valuation allowances have been established for a portion of deferred tax assets acquired as part of the Cerexa purchase and the Aptalis purchase as the Company determined that it was more likely than not that these benefits will not be realized.

At March 31, 2014, U.S. taxes and foreign withholding have not been provided on approximately $7.8 billion of temporary differences primarily attributable to undistributed earnings of foreign subsidiaries as these undistributed earnings are indefinitely reinvested offshore. If, in the future, these earnings are repatriated to the U.S., or if such earnings are expected to be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

The Company accrues liabilities for identified tax contingencies that result from positions that are being challenged or could be challenged by tax authorities. The Company believes that its accrual for tax liabilities is adequate for all open years, based on Management’s assessment of many factors, including its interpretations of the tax law and judgments about potential actions by tax authorities. However, it is possible that the ultimate resolution of any tax audit may be materially greater or lower than the amount accrued.

The Company’s income tax returns for fiscal years prior to 2007 in most jurisdictions and prior to 2008 in Ireland are no longer subject to review as such fiscal years are generally closed. Tax authorities in various jurisdictions are in the process of reviewing the Company’s income tax returns for various post-2006 fiscal years, including the Internal Revenue Service, which is currently reviewing fiscal years 2007, 2008 and 2009. It is unlikely that the outcome will be determined within the next twelve months.

The Company has agreed with assessments from the New York State Department of Taxation for fiscal years 2003-2007 related to issues surrounding how the Company accounted for New York State corporation taxes on a consolidated basis. Such assessment resulted in additional New York State corporation tax within previously established tax reserves and did not have a material impact on the Company’s results of operations.

As of March 31, 2014 the Company’s consolidated Balance Sheet reflects unrecognized tax benefits (UTBs) of $437.0 million of which $406.4 million would impact the effective tax rate if recognized. A reconciliation of the beginning and ending amount of UTBs is as follows:

(In thousands)	2014	2013
Balance at beginning of period	$492,088	$498,292
Additions related to prior year positions	18,000	2,011
Reductions related to prior year positions	—	(1,630)
Reduction related to audit settlement	(73,048)	(7,806)
Reduction related to statute expiration	(14,264)	(11,500)
Additions related to current year positions	9,694	12,721
Other	4,572	—

Balance as of March 31	$437,042	$492,088

The Company recorded interest related to UTBs in income tax expense and related liability accounts on the balance sheet. During the fiscal years ended March 31, 2014 and 2013, the Company recognized $16.5 million and $14.8 million of interest and penalties, respectively. Accrued interest related to UTBs totaled $51.7 million and $75.2 million as of March 31, 2014 and 2013, respectively.

It is anticipated that the amount of UTBs will not change significantly within the next 12 months.

15. Quarterly financial data (unaudited):

(In thousands)	Net sales	Gross profit	Net income (loss)	Diluted earnings (loss) per share
2014
First quarter	$796,853	$663,404	$23,278	$0.09
Second quarter	811,429	683,736	69,987	0.26
Third quarter	846,784	696,126	17,961	0.07
Fourth quarter	1,048,280	842,991	54,084	0.20

2013
First quarter	$751,766	$649,378	$55,285	$0.21
Second quarter	692,017	596,571	20,777	0.08
Third quarter	677,967	562,970	(153,608)	(0.58)
Fourth quarter	783,186	636,000	45,443	0.17

16. License and collaboration agreements:

Saphris license

On November 29, 2013, the Company entered into an Asset Purchase Agreement (APA) with Merck to purchase exclusive rights in the U.S. for Saphris sublingual tablets, a treatment for adult patients with schizophrenia and, as monotherapy or adjunctive therapy, of manic or mixed episodes associated with bipolar I disorder. Pursuant to the APA, the Company paid Merck $155 million on January 10, 2014 upon close of the transaction and an additional $76 million in March 2014 for costs and expenses incurred in connection with post-marketing clinical trials conducted for Saphris during calendar 2013. The Company recorded an intangible asset of $231 million which will be amortized over the useful life of the product. The agreement also includes certain sales milestone payments to Merck upon the achievement of certain net sales thresholds.

In addition, the Company entered into a supply agreement pursuant to which Forest will purchase its commercial supply of the product from Merck at an agreed purchase price.

Fetzima approval

In July 2013, the Company received FDA approval for FetzimaTM (levomilnacipran extended-release capsules), a once-daily serotonin and norepinephrine reuptake inhibitor for the treatment of Major Depressive Disorder in adults. The product was launched in December 2013 and recorded sales of $11.7 million in fiscal 2014. The Company licensed the rights to levomilnacipran in the U.S. and Canada from Pierre Fabre Laboratories, and was obligated to pay a milestone payment of $30 million upon FDA approval. Such milestone payment was capitalized as an intangible asset and is currently being amortized over the life of the patent for Fetzima.

Trevena

On May 9, 2013, the Company entered into a collaborative licensing option agreement with Trevena for the development of TRV027, a novel beta-arrestin biased ligand of the angiotensin II type 1 receptor for the treatment of acute decompensated heart failure. Pursuant to the agreement, the Company purchased $30 million of Trevena preferred stock in a round of private placement financing which is recorded in the non-current ‘Marketable securities and investments’ caption in the consolidated Balance Sheet. This investment was initially accounted for using the cost method. During the fourth quarter of fiscal 2014, Trevena filed an IPO, at which time the Company’s preferred stock was converted to common stock traded on the NASDAQ stock market. In conjunction with the IPO, the Company purchased an additional $3.0 million of common stock of Trevena. The investment was subsequently accounted for using the fair value method of accounting. At March 31, 2014, the fair value of the Trevena common stock held by the Company was $26.7 million.

Ironwood collaboration agreement

In September 2007, the Company entered into a collaboration agreement with Ironwood to jointly develop and commercialize Linzess® (linaclotide) for the treatment of irritable bowel syndrome with constipation (IBS-C) and chronic idiopathic constipation (CIC). Under the terms of the agreement, the Company shares equally with Ironwood all profits and losses from the development and commercialization of Linzess in the U.S. In addition, Forest obtained exclusive rights to the linaclotide license in Canada and Mexico, for which the Company will pay royalties to Ironwood based on net sales in those territories, subject to receiving regulatory approval.
The agreement included contingent milestone payments as well as a contingent equity investment based on the achievement of specific clinical and commercial milestones. As of March 31, 2014, payments totaling $230 million, relating to development and approval milestones, have been made. The Company may be obligated to pay up to an additional $100 million if certain sales milestones are achieved.

Linzess received FDA approval as a once-daily treatment for adult men and women suffering from IBS-C and CIC in August 2012. For the year ended March 31, 2014, Linzess sales in the U.S. totaled $175.1 million.

Based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable guidance, the Company records receipts from and payments to Ironwood in two pools: the Development pool which consists of R&D expenses, and the Commercialization pool, which consists of revenue, cost of sales and SG&A expenses. The net payment to or receipt from Ironwood for the Development pool is recorded in R&D expense and the net payment to or receipt from Ironwood for the Commercialization pool is recorded in SG&A expense.

The following illustrates activity related to the Ironwood collaboration agreement for the periods presented:

(In thousands)	Year ended March 31,
	2014	2013	2012
Revenue
Net Sales of Linzess	$175,063	$23,728	$—
Cost of sales
Cost of sales of Linzess	7,448	1,010	—
SG&A
Payment to/ (receipt from) Ironwood for the Commercialization pool	(5,371)	(39,244)	(2,425)
R&D
Payment to/ (receipt from) Ironwood for the Development pool	1,510	(4,368)	2,884

In September 2012, the Company entered into an agreement with Almirall, S.A. whereby we sublicensed the rights to commercialize linaclotide in Mexico to Almirall. Almirall obtained regulatory approval for linaclotide in Mexico in February 2014 and we recorded income of $2.5 million for a milestone payment from Almirall due upon approval. Almirall is expected to launch the product in Mexico in mid-2014. We will receive royalties based on sales of the product in Mexico, a portion of which will be due to Ironwood.

moksha8

On October 22, 2012, the Company announced an agreement with moksha8, a privately-held pharmaceutical company which markets products in Latin America. The agreement includes an exclusive license from Forest to moksha8 to commercialize Viibryd, and potentially other Forest products, in Latin America.

Under the arrangement, the Company has provided $101.9 million of debt financing to moksha8, of which $19.2 million was funded during the fiscal 2014. Such debt financing has a term of seven years from the date of initial funding and is collateralized by the assets of moksha8. The Company has recorded a loan receivable as a long term asset in the Company’s consolidated Balance Sheet which is included in the ‘Other assets’ caption.

In January 2014, the Company and moksha8 agreed to amend the terms of the agreement, including to terminate (i) the agreements containing Forest’s obligations to provide additional funding to moksha8 and (ii) Forest’s option to acquire moksha8, as well as the shareholders of moksha8’s option to put to Forest all interests of moksha8. moksha8 will, subject to certain conditions, retain the exclusive license to commercialize Viibryd.

17. Business combinations:

Aptalis

On January 31, 2014, the Company acquired Aptalis Holdings, Inc. (Aptalis); a privately held U.S. based pharmaceutical company, for an aggregate purchase price equal to $2.9 billion minus Aptalis’ existing indebtedness and related fees and costs, minus certain of Aptalis’ expenses, plus the aggregate exercise price applicable to Aptalis’ outstanding options. The Company funded the acquisition through $1.2 billion of cash on hand, including $650.0 of cash from a foreign subsidiary, and the proceeds from the issuance of aggregate principal of $1.8 billion of Senior Notes issued on January 31, 2014.

Aptalis is an international, specialty pharmaceutical company that focuses on developing, manufacturing, licensing and marketing therapies for certain cystic fibrosis (CF) and gastrointestinal-related disorders. Aptalis’ business focuses on therapeutic areas that are currently underserved by large pharmaceutical companies and are characterized by products used for chronic conditions. Aptalis has manufacturing and commercial operations in the U.S., the European Union and Canada, and its principal products include Zenpep® (pancrelipase), Canasa®

(mesalamine, USP), Carafate® (sucralfate tablets and suspensions), Pylera®(bismuth subcitrate potassium; metronidazole; tetracycline HCl) and Salofalk® (mesalamine).

As part of the acquisition, the Company acquired Aptalis’ Pharmaceutical Technologies (PT) business. The PT business consists of a portfolio of proprietary technology platforms that have produced over 35 approved products in over 35 countries, supported the Aptalis specialty pharmaceutical business and provided an opportunity to develop innovative internal products and the flexibility to offer third-parties co-development programs, product out-licensing and manufacturing programs.

With this acquisition, the Company gained numerous strategic benefits, including an increased presence both domestically and internationally, expansion of its key therapeutic areas and customer base, and an opportunity to realize operating efficiencies.

The following table summarizes the fair values of the assets acquired, including goodwill and intangible assets, and liabilities assumed as of the acquisition date. These amounts are provisional and subject to change:

(In thousands)
Assets acquired/liabilities assumed	Fair value at acquisition date
Accounts receivable, net	$122,077
Inventories, net	141,750
Other current assets	27,971
Property, plant and equipment, net	103,762
Intangible assets, net	2,928,800
Other assets	2,236
Accounts payable and accrued liabilities	(153,575)
Other current liabilities	(17,936)
Long term deferred tax liabilities	(548,768)
Other long term liabilities	(41,734)

Total identifiable net assets acquired	2,564,583
Goodwill	335,417

Total	$2,900,000

Cash on hand at acquisition	112,286

Total cash transferred at acquisition	$3,012,26

Goodwill is calculated as the excess of the consideration transferred over the total identifiable net assets recognized and represents the expected synergies of the purchased business, the assembled workforce, the broadening of the Company’s gastrointestinal therapeutic area and expansion into the CF market.

Included in the assets acquired were definite lived intangible assets of $2.9 billion and indefinite lived intangible assets of $16.6 million which consisted of In Process Research & Development (IPR&D) assets.

Upon consummation of the Aptalis acquisition, Forest performed a detailed fair value analysis of each of the definite lived and indefinite lived intangibles to determine fair value using the income approach. Significant assumptions inherent in the development of those asset valuations include, but are not limited to the estimated net cash flows, the appropriate discount rate, the assessment of each asset’s life cycle and competitive trends impacting the asset and each cash flow stream.

A key variable in determining the fair value of IPR&D includes the application of probability factors related to the likelihood of success of the respective products reaching each remaining stage of clinical and regulatory development, including market commercialization. Acquired IPR&D assets are classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. These assets will not be amortized into earnings and, instead, these assets will be subject to periodic impairment analysis until the completion of the development process and the determination of the useful life of the asset is made. At such time, the asset would then be considered a definite lived intangible asset and amortized accordingly. If an IPR&D project were not successfully developed, an impairment charge may result.

Actual and Pro Forma Impact

The Company’s consolidated Financial Statements include Aptalis’ results of operations from the date of acquisition on January 31, 2014 through the fiscal year ended March 31, 2014. Net sales, net loss and net loss per share attributable to Aptalis during this period and included in the Company’s consolidated Financial Statements for the period ended March 31, 2014 totaled $108.4 million, ($24.0) million and ($0.09) respectively.

The following unaudited pro forma information gives effect to the Company’s acquisition of Aptalis as if the acquisition had occurred on April 1, 2012 and had been included in the Company’s consolidated results of operations for the years ended March 31, 2014 and March 31, 2013:

(In thousands, except per share data)
Years ended March 31,	2014	2013
Net sales	$4,079,156	$3,551,193
Net loss	(69,023)	(148,355)
Basic loss per share	(0.26)	(0.56)
Diluted net loss per share	(0.26)	(0.56)

The historical consolidated financial information of Forest has been adjusted to give effect to events that are (1) directly attributable to the transactions, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results, including the issuance of $1.2 billion of Senior Notes in December 2013 and the issuance of $1.8 billion of senior unsecured notes in January 2014. The unaudited pro forma information does not and is not intended to project the future financial position or operating results of the combined company and do not reflect any acquisition-related restructuring charges and integration charges expected to be incurred by Forest in connection with the acquisition.

Clinical Data

On April 13, 2011, the Company acquired Clinical Data, a specialty pharmaceutical company, for $30 per share, plus contingent consideration, per a Contingent Value Rights agreement (CVR) of up to $6 per share if certain milestones connected to sales of Viibryd, one of the acquired products, are achieved. The acquisition was consummated by a wholly-owned subsidiary of the Company through a tender offer and merger, pursuant to which the Company acquired all of the outstanding shares of common stock of Clinical Data and all related securities. The Company fully integrated the operations of Clinical Data into its existing structure. The aggregate consideration paid was approximately $1.3 billion, which the Company financed with existing cash.

The approximate range of undiscounted amounts the Company may be required to pay under the CVR is between zero and $275 million. The fair value of the contingent consideration recognized at the acquisition date was approximately $25 million which the Company determined based on a probability-weighted discounted cash flow analysis. During the fourth quarter of fiscal 2013, the Company determined the fair value of the contingent consideration to be zero, which resulted in an adjustment of $25.2 million which is included in SG&A expense.

18. Restructuring initiative:

During the third quarter of fiscal 2014, the Company announced Project Rejuvenate, a $500 million cost savings initiative with a goal of streamlining operations and reducing the Company’s operating cost base. Project

Rejuvenate is focused on three areas: flattening and broadening the organization to reduce layers and increase spans of control, increase the Company’s productivity and profitability by decreasing costs and streamlining work to reduce low value activities.

The Company expects annualized savings of approximately $270 million associated with the streamlining and realigning the R&D organization, $150 million in savings associated with the reduction of marketing expenses and $80 million in cost savings from a reduction in general and administrative expenses. Forest currently estimates that approximately $110 million of the cost savings will result from a reduction in headcount. The Company expects to achieve 65%-75% of the cost savings from Project Rejuvenate by the end of fiscal 2015 and the remainder by the end of fiscal 2016.

The Company expects the total cost to implement Project Rejuvenate to be in the range of $150 million to $200 million. For the year ended March 31, 2014, Forest recorded $154.1 million in pre-tax restructuring expenses, which was comprised of $74.9 million for the write down to fair value of certain facilities deemed held for sale as a result of Project Rejuvenate, $59.3 million for employee termination benefits, and $20.0 million for consulting and other fees. These expenses were recorded in R&D expense and SG&A expense, as appropriate.

The liability balance for the cost savings initiative as of March 31, 2014 is as follows:

(In thousands)

	Post- Employment Benefits	Consulting Fees & Other	Total
Beginning Balance as of October 1, 2013	$—	$—	$—
Expenses	59,273	19,953	79,226
Cash Payments	(2,384)	(10,034)	(12,418)

Balance as of March 31, 2014	$56,889	$9,919	$66,808

In addition to Project Rejuvenate, the Company recognized $16.5 million of post-employment benefits related to the Aptalis integration during the fiscal fourth quarter. As of March 31, 2014, the Company has a liability balance of $7.3 million related to employee termination costs in connection with the Aptalis integration.

19. Actavis transaction:

On February 17, 2014, the Company and Actavis plc (Actavis), a company incorporated under the laws of Ireland, entered into an Agreement and Plan of Merger (the Merger), dated as of February 17, 2014 (the Merger Agreement), pursuant to which Actavis has agreed, subject to the terms and conditions thereof, to acquire the Company. As a result of the Merger, the Company will become a wholly owned subsidiary of Actavis. The merger is expected to close during the second half of calendar 2014.

The Merger Agreement provides that, upon completion of the Merger, each share of the Company’s common stock issued and outstanding immediately prior to the Merger (other than dissenting shares) will be converted into the right to receive, at the election of the holder thereof: (1) a combination of $26.04 in cash plus 0.3306 Actavis ordinary shares (the Mixed Election Consideration); (2) $86.81 in cash (the Cash Election Consideration); or (3) 0.4723 Actavis ordinary shares (the Stock Election Consideration). Shares of Company common stock with respect to which no election is made will receive the Mixed Election Consideration. Stockholders who make the Cash Election or the Stock Election will be subject to proration to ensure that the total amount of cash paid and the total number of Actavis shares issued to Forest shareholders as a whole are equal to the total amount of cash and number of Actavis shares that would have been paid and issued if all Forest shareholders received the Mixed Election consideration.

Each of Actavis’ and Forest’s obligation to consummate the Merger is subject to a number of conditions, including, among others, the following: (i) approval of Actavis shareholders of the issuance of Actavis shares, (ii) approval of Forest stockholders of the adoption of the Merger Agreement, (iii) expiration of the waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and receipt of any approvals required thereunder and under applicable foreign antitrust laws having been obtained, (iv) the shares of Actavis to be issued in the Merger being approved for listing on the New York Stock Exchange, (v) the representations and warranties of the other party being true and correct, subject to the materiality standards contained in the Merger Agreement, (vi) absence of specified adverse laws or orders, (vii) an Irish prospectus with respect to the Actavis shares to be issued (if required by Irish law) in the Merger being approved by the Central Bank of Ireland and made available to the public in accordance with Irish prospectus law, (viii) material compliance by the other party with its covenants and (ix) no material adverse effect having occurred with respect to the other party since the signing of the Merger Agreement.

The Merger Agreement contains certain customary termination rights, including, among others, (a) the right of either Actavis or Forest to terminate the Merger Agreement if Forest’s stockholders fail to adopt the Merger Agreement or if Actavis’ shareholders fail to approve the issuance of Actavis shares, (b) the right of either Actavis or Forest to terminate the Merger Agreement if the board of directors of the other party changes its recommendation with respect to the transaction, (c) the right of either Actavis or Forest to terminate the Merger Agreement if the Merger has not occurred by six months after the date of the Merger Agreement (the Outside Date), subject to certain conditions, provided that the Outside Date may be extended by up to an additional four months in certain circumstances, and (d) the right of either Actavis or Forest to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions.

20. Subsequent events:

On April 28, 2014, the Company entered into a definitive agreement to acquire Furiex Pharmaceuticals, Inc. (Furiex) for $1.1 billion in cash and up to $30 per share in contingent value rights. Through the acquisition of Furiex, a drug development collaboration company based in the U.S., the Company will have access to Furiex’s leading drug candidate, eluxadoline, a locally-acting mu opioid receptor agonist and a delta opioid receptor antagonist for treating symptoms of diarrhea-predominant irritable bowel syndrome (IBS-d). Eluxadoline and other products acquired will compliment and build on the Company’s GI therapeutic business.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands)	June 30, 2014	March 31, 2014
Assets
Current assets:
Cash (including cash equivalent investments of $2,184,586 at June 30, 2014 and $1,198,750 at March 31, 2014)	$3,424,189	$1,780,036
Marketable securities	—	373,014
Accounts receivable, less allowance for doubtful accounts of $2,069 at June 30, 2014 and $2,031 at March 31, 2014	603,443	576,854
Inventories, net	491,583	612,664
Deferred income taxes	399,100	313,237
Prepaid and other current assets	306,156	467,907

Total current assets	5,224,471	4,123,712

Non-current assets:
Marketable securities and investments	53,961	1,170,141
Property, plant and equipment, less accumulated depreciation of $333,734 at June 30, 2014 and $328,435 at March 31, 2014	382,039	371,815
Goodwill	1,050,688	1,048,508
License agreements, product rights and other intangibles, less accumulated amortization of $589,289 at June 30, 2014 and $496,918 at March 31, 2014	5,070,282	5,160,939
Other assets	139,156	142,416

Total assets	$11,920,597	$12,017,531

See notes to condensed consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands, except par values)	June 30, 2014	March 31, 2014
Liabilities and Stockholders’ equity
Current liabilities:
Accounts payable	$164,364	$221,025
Accrued expenses and other liabilities	1,146,203	1,289,644

Total current liabilities	1,310,567	1,510,669

Long-term liabilities:
Long-term debt	3,000,000	3,000,000
Income tax liabilities	497,451	531,128
Deferred tax liabilities	766,505	739,869
Other long-term liabilities	61,199	70,301

Total liabilities	5,635,722	5,851,967

Contingencies (Note 11)

Stockholders’ equity:
Preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding
Common stock, $.10 par; shares authorized 1,000,000; 437,414 and 436,368 shares issued at June 30, 2014 and March 31, 2014, respectively	43,741	43,637
Additional paid-in capital	2,103,990	2,061,070
Retained earnings	9,311,612	9,220,654
Accumulated other comprehensive income	6,145	12,109
Treasury stock, at cost (164,132 shares at June 30, 2014 and 164,037 shares at March 31, 2014)	(5,180,613)	(5,171,906)

Total stockholders’ equity	6,284,875	6,165,564

Total liabilities and stockholders’ equity	$11,920,597	$12,017,531

See notes to condensed consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share amounts)	Three Months Ended June 30,
	2014	2013
Net revenue
Net sales	$1,151,287	$796,853
Contract revenue	15,427	31,918

Total revenue	1,166,714	828,771

Cost of goods sold	319,082	165,367

Gross profit	847,632	663,404

Operating expenses
Selling, general and administrative	512,232	443,863
Research and development	168,163	185,424

Total operating expenses	680,395	629,287

Operating income	167,237	34,117
Interest and other income (expense), net	(26,324)	4,164

Income before income taxes	140,913	38,281
Income tax expense	49,955	15,003

Net income	$90,958	$23,278

Net income per common share:
Basic	$0.33	$0.09
Diluted	$0.33	$0.09

Weighted average number of common shares outstanding:
Basic	272,726	267,115
Diluted	277,983	268,420

See notes to condensed consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three Months Ended June 30,
(In thousands)	2014	2013
Net income	$90,958	$23,278

Other comprehensive loss:
Foreign currency translation gains (losses)	(190)	2,115
Pension liability adjustment, net of tax	—	(1,444)
Unrealized losses on securities:
Unrealized holding losses arising during the period, net of tax	(5,774)	(20,953)

Other comprehensive loss:	(5,964)	(20,282)

Comprehensive income	$84,994	$2,996

See notes to condensed consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)	Three Months Ended June 30,
	2014	2013
Cash flows from operating activities:
Net income	$90,958	$23,278
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	16,969	13,500
Amortization	91,297	32,632
Stock-based compensation expense	19,547	14,660
Deferred income tax benefit	(102,716)	(35,637)
Other	(364)	—
Net change in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable, net	(26,589)	(15,971)
Inventories, net	121,081	(65,946)
Prepaid and other current assets	161,751	32,612
Increase (decrease) in:
Accounts payable	(56,661)	(14,931)
Accrued expenses	(110,770)	17,035
Income tax liabilities	(20,443)	(51,660)
Other assets	2,398	—
Other liabilities	(9,102)	—
Other	(1,112)	22,232

Net cash provided by (used in) operating activities	176,244	(28,196)

Cash flows from investing activities:
Purchase of property, plant and equipment	(31,164)	(15,115)
Purchase of marketable securities	(42,003)	(339,841)
Redemption of marketable securities	1,529,968	316,192
Purchase of trademarks	—	(12,000)
Other investing activities	—	(42,317)

Net cash provided by (used in) investing activities	1,456,801	(93,081)

Cash flows from financing activities:
Net proceeds from common stock options exercised by employees under stock option plans	22,973	24,819
Tax benefit related to stock-based compensation	504	117
Treasury stock transactions	(8,707)	(1,636)
Other financing activities	(785)	—

Net cash provided by financing activities	13,985	23,300

Effect of exchange rate changes on cash	(2,877)	(2,708)
Increase (decrease) in cash and cash equivalents	1,644,153	(100,685)

Cash and cash equivalents, beginning of period	1,780,036	935,675

Cash and cash equivalents, end of period	$3,424,189	$834,990

See notes to condensed consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information, Accounting Standards Codification (ASC) Topic 270-10 and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In management’s opinion, all adjustments considered necessary for a fair presentation have been included in the interim periods presented and all adjustments are of a normal recurring nature. The Company has evaluated subsequent events through the date of this filing. Operating results for the three months period ended June 30, 2014 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2015. When used in these notes, the terms “Forest” or “the Company” mean Forest Laboratories, Inc. and subsidiaries. The June 30, 2014 condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. You should read these unaudited interim condensed consolidated financial statements in conjunction with the consolidated financial statements and footnotes hereto incorporated by reference in the Company’s Form 10-K and Form 10-K/A for the fiscal year ended March 31, 2014.

The Company has reflected a revision of $26.2 million in the income tax provision for the three months ended June 30, 2014. The revision is a result of certain considerations included in the Company’s income tax provision for the twelve months ended March 31, 2014 which resulted in an understatement of income tax expense. Such amounts were not material to the previously issued financial statements for fiscal year ended March 31, 2014.

In the third quarter of fiscal 2014, the Company modified the presentation of its Consolidated Statements of Operations effective for all periods presented, whereby Interest income, interest expense and other miscellaneous income/expense is presented in the ‘Interest and other income (expense)’ caption below Operating income (loss). The modified presentation is consistent with industry practice and conforms with the requirements of Regulation S-X 5.03. There were no changes in the Company’s accounting policies, methodology for estimates or the activity included in the respective captions in the Consolidated Statements of Operations.

New Accounting Standards

In June 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-12, Compensation – Stock Compensation (Topic 718). The update provides guidance for share-based payment awards that require a specific performance target to be achieved in order for employees to become eligible to vest in the awards. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition This standard would become effective for the Company on January 1, 2016 and the adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The update is meant to converge U.S. GAAP and International Financial Reporting Standards (IFRS) guidance around revenue recognition related to contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard would become effective for the Company on January 1, 2016 and the adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

2. Accounts receivable:

Accounts receivable, net, consist of the following:

(In thousands)	June 30, 2014	March 31, 2014
Trade	$573,674	$514,836
Other	29,769	62,018

	$603,443	$576,854

3. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

(In thousands)	June 30, 2014	March 31, 2014
Raw materials	$184,823	$181,168
Work in process	10,679	23,451
Finished goods	296,081	408,045

	$491,583	$612,664

4. Fair value measurements:

The following table presents the levels within the fair value hierarchy at which the Company’s financial assets are carried at fair value and measured on a recurring basis:

(In thousands)
Description	Fair value at June 30, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$2,184,586	$2,184,586	$—	$—
Commercial paper	2,850	2,850	—	—

Description	Fair value at March 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$1,030,599	$1,030,599	$—	$—
Municipal bonds and notes	12,357	—	12,357	—
Commercial paper	242,805	2,850	239,955	—
Variable rate demand notes	30,770	—	30,770	—
Auction rate securities	3,123	—	—	3,123
Certificates of deposit	32,988	—	32,988	—
Corporate bonds	1,225,619	—	1,225,619	—
Government agency bonds	111,304	—	111,304	—

The Company determines fair value based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analyses. The Company determines the value of its auction rate securities portfolio based upon a discounted cash flow model. The assumptions used in the valuation model include estimates for interest rates, timing and amount of cash flows, and expected holding periods for the auction rate securities.

During the three months ended June 30, 2014, the Company liquidated substantially all available for sale securities. In addition, the Company sold all of its Level 3 investments. The following table presents a reconciliation of the Level 3 investments measured at fair value on a recurring basis using unobservable inputs:.

(In thousands)	Quarter ended June 30, 2014
Balance at beginning of period	$3,123
Sales	(3,594)
Unrealized gain/(loss)	471

Balance at end of period	$—

The Company issued long-term debt with a carrying value of $3.0 billion during fiscal 2014; see Note 12 for further information.

The majority of the Company’s non-financial assets and liabilities are not required to be carried at fair value on a recurring basis. However, the Company is required on a non-recurring basis to use fair value measurements when assessing asset impairment as it relates to goodwill, license agreements, product rights, other intangible assets and other long-lived assets. The carrying amount of cash, accounts receivable and accounts payable and other short-term financial instruments approximate their fair value due to their short-term nature.

5. Marketable securities:

Available-for-sale debt securities consist of the following:

	June 30, 2014
(In thousands)	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Non-current:
Commercial paper	2,850	—	—

Total non-current securities	2,850	—	—

Total available-for-sale debt securities	$2,850	$—	$—

	March 31, 2014
(In thousands)	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:
Municipal bonds and notes	$7,066	$6	$—
Government agency bonds	24,802	24	(6)
Commercial paper	82,950	—	—
Certificates of deposit	25,989	—	—
Corporate bonds	232,207	488	(38)

Total current securities	373,014	518	(44)

Non-current:
Municipal bonds and notes	5,291	22	—
Government agency bonds	86,502	127	(146)
Commercial paper	2,850	—	—
Certificates of deposit	3,000	—	—
Corporate bonds	986,265	3,297	(2,126)
Auction rate securities	3,123	—	(752)
Variable rate demand notes	30,770	—	—

Total non-current securities	1,117,801	3,446	(3,024)

Total available-for-sale debt securities	$1,490,815	$3,964	$(3,068)

During the three months ended June 30, 2014, the Company liquidated substantially all available for sale securities. In addition, the Company sold all of its Level 3 investments. Proceeds from the sale of available-for-sale debt securities were $1.5 billion and $316.2 million for the three months ended June 30, 2014 and June 30, 2013, respectively. Gross realized gains on those sales were $4.8 million and $0.4 million, respectively. In order to determine gross realized gains and losses, the Company uses average cost. The Company records holding gains and losses on available for sale securities in the ‘Accumulated other comprehensive income’ caption in the condensed consolidated Balance Sheet. The Company had no net unrealized holding gains or losses at June 30, 2014 and a net unrealized holding gain of $0.9 million at March 31, 2014. The preceding tables do not include the Company’s equity securities for Ironwood Pharmaceuticals, Inc. (Ironwood) and Trevena, Inc. (Trevena). The carrying value of the Company’s equity securities in Ironwood, which were measured at fair market value based on quoted market prices for the related security, was $31.9 million and $25.7 million at June 30, 2014 and March 31, 2014, respectively. The Company purchased $30 million of Trevena preferred stock in a round of private placement financing during the first quarter of fiscal 2014. This investment was accounted for using the cost method. During the fourth quarter of fiscal 2014, Trevena filed an Initial Public Offering (IPO), and as a result, the Company’s preferred stock converted to common shares. In conjunction with the IPO, the Company purchased an additional $3.0 million of common stock. The fair value of Trevena common stock held was $19.2 million and $26.7 million at June 30, 2014 and March 31, 2014, respectively. Refer to Note 6 for additional information.

6. License and collaboration agreements:

Ironwood collaboration

In September 2007, the Company entered into a collaboration agreement with Ironwood to jointly develop and commercialize Linzess® (linaclotide) for the treatment of irritable bowel syndrome with constipation (IBS-C) and chronic idiopathic constipation (CIC). Under the terms of the agreement, the Company shares equally with Ironwood all profits and losses from the development and commercialization of Linzess in the U.S. In addition, Forest obtained exclusive rights to the linaclotide license in Canada and Mexico, for which the Company will pay royalties to Ironwood based on net sales in those territories, subject to receiving regulatory approval.

The agreement included contingent milestone payments as well as a contingent equity investment based on the achievement of specific clinical and commercial milestones. As of June 30, 2014, payments totaling $230 million relating to development and approval milestones have been made. The Company may be obligated to pay up to an additional $100 million if certain sales milestones are achieved.

Linzess received FDA approval as a once-daily treatment for adult men and women suffering from IBS-C and CIC in August 2012. For the three month period ended June 30, 2014, Linzess sales in the U.S. totaled $63.1 million.

Based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable guidance, the Company records receipts from and payments to Ironwood in two pools: the Development pool, which consists of research and development (R&D) expenses, and the Commercialization pool, which consists of revenue, cost of sales and selling, general and administrative (SG&A) expense. The net payment to or receipt from Ironwood for the Development pool is recorded in R&D expense and the net payment to or receipt from Ironwood for the Commercialization pool is recorded in SG&A expense.

The following illustrates activity related to the Ironwood collaboration agreement for the periods presented:

(In thousands)	Three Months Ended June 30,
	2014	2013
Revenue
Net Sales attributed to the Ironwood collaboration agreement	$62,746	$28,763
Cost of sales
Cost of sales attributed to the Ironwood collaboration agreement	2,485	2,912
Selling, general and administrative
Payment to/ (receipt from) Ironwood for the Commercialization pool	(910)	(12,355)
Research and development
Payment to/ (receipt from) Ironwood for the Development pool	(907)	24

moksha8

On October 22, 2012, the Company announced an agreement with moksha8, a privately-held pharmaceutical company which markets products in Latin America. The agreement included an exclusive license from Forest to moksha8 to commercialize Viibryd, and potentially other Forest products, in Latin America. In addition, the Company agreed to provide up to $125 million in debt financing to moksha8 in several tranches over a two-year period, conditioned upon moksha8 achieving certain business goals. The agreement also included an option for Forest to acquire moksha8 at a fixed price of $157 million at the end of the two year period, subsequent to which the shareholders of moksha8 had an option to put to Forest all interests of moksha8 at a fixed price of $144 million.

Under the arrangement, the Company has provided $101.9 million of debt financing to moksha8. Such debt financing has a term of seven years from the date of initial funding and is collateralized by the assets of moksha8. The Company has recorded a loan receivable as a long term asset in the Company’s condensed consolidated Balance Sheet which is included in the ‘Other assets’ caption.

In January 2014, the Company and moksha8 amended the terms the original agreement which terminated Forest’s obligation to provide additional funding to moksha8. The amendment also terminated Forest’s option to acquire moksha8 as well as the shareholders of moksha8’s option to put to Forest all interests of moksha8. moksha8 retains the exclusive license to commercialize Viibryd and continues to work with the Company to obtain licenses to additional products in Latin America.

7. Net income (loss) per share:

A reconciliation of shares used in calculating basic and diluted net income per share follows:

(In thousands)	Three Months Ended June 30,
	2014	2013
Basic	272,726	267,115
Incremental shares attributable to share based compensation plans	5,257	1,305

Diluted	277,983	268,420

Options to purchase approximately 1.3 million shares of common stock at exercise prices ranging from $51.54 to $96.42 per share and options to purchase approximately 8.0 million shares at exercise prices ranging from $30.00 to $59.05 per share were not included in the computation of diluted shares for three month periods ended June 30, 2014 and June 30, 2013, respectively, because their effect would be anti-dilutive. These options expire through 2024. The weighted average number of diluted common shares outstanding is reduced by the treasury stock method which, in accordance with the provisions of ASC 718-10 Compensation–Stock Compensation, takes into consideration the compensation cost attributed to future services not yet recognized.

8. Stockholders’ equity:

Stock based compensation: Under the 2007 Plan, as amended, 57 million shares have been authorized to be issued. The 2007 Plan provides for the granting of incentive and nonqualified stock options, restricted stock, stock appreciation rights and stock equivalent units. These awards generally vest in three to five years. Stock options, granted at prices not less than the fair market value of the common stock at the date of the grant, may be exercisable for up to ten years from the date of issuance. As of June 30, 2014, 29.4 million shares were available for grant under the amended 2007 Plan. Stock based compensation expense of $19.5 million ($12.4 million net of tax) and $14.7 million ($9.1 million net of tax) was recorded for the three month periods ended June 30, 2014 and June 30, 2013, respectively. This expense is charged to Cost of sales, SG&A expense and R&D expense, as appropriate.

9. Business segment information:

The Company operates in only one segment. Net sales by therapeutic class is as follows:

(In thousands)	Three Months Ended June 30,
	2014	2013
Central nervous system	$602,058	$519,260
Cardiovascular	142,596	132,306
Gastrointestinal	223,947	28,763
Respiratory	60,760	39,983
Other	121,926	76,541

	$1,151,287	$796,853

10. Income taxes:

The Company’s income tax returns for fiscal years prior to 2007 in most jurisdictions and prior to 2008 in Ireland are no longer subject to review as such fiscal years are generally closed. Tax authorities in various jurisdictions are in the process of reviewing the Company’s income tax returns for various post-2006 fiscal years, including the Internal Revenue Service (IRS), which is currently reviewing fiscal years 2007, 2008 and 2009. It is unlikely that the outcome will be determined within the next twelve months.

Potential claims for years under review could be material.

The Company’s continuing practice is to recognize net interest related to income tax matters in income tax expense. For the three months period ended June 30, 2014, the Company accrued an additional $3.2 million in interest for a total of $54.9 million related to the resolution of various income tax matters.

Our effective tax rate was 35.5% for the three month period ended June 30, 2014, as compared to 39.2% for the same period last year due to a change in the mix of earnings by location.

11. Contingencies:

The Company is subject to the various legal proceedings and claims discussed below as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. Although the Company believes that the proceedings brought against Forest are without merit and in certain instances the Company has insurance, litigation is subject to significant uncertainty and there can be no assurance that Forest will not incur material costs in the resolution of these matters.

Average Wholesale Price Litigation

The Company is a defendant in four state court actions that allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of “average wholesale prices” (AWP) that did not correspond to actual provider costs of prescription drugs. These actions are pending in Illinois (commenced February 7, 2005), Mississippi (commenced October 20, 2005), Utah (commenced May 2008), and Wisconsin (a qui tam AWP action commenced by the former Attorney General of the State of Wisconsin on February 20, 2012 that the State declined to join). Discovery is ongoing in these actions. On November 15, 2013, the plaintiff in the Mississippi action moved for leave to file a Second Amended Complaint. On March 26, 2014, the Mississippi state court granted plaintiff’s motion in part, but denied plaintiff’s request to add generic drug products to its claims. Forest has filed a motion to dismiss certain of the claims asserted in the Second Amended Complaint. On May 21, 2014, the plaintiff in the Mississippi action filed a separate complaint asserting claims against Forest with respect to the pricing of its generic drugs, and Forest has filed a motion to dismiss certain of these claims. A trial in the Mississippi action is scheduled in August 2015. A motion to dismiss the Utah action was granted, but the Utah Supreme Court, while upholding the lower court’s ruling regarding a statute of limitations issue, reversed that ruling and allowed the plaintiff to replead. The plaintiff filed another Amended Complaint, and the defendants filed a motion to dismiss. This motion to dismiss was denied in part, and discovery is proceeding. On February 17, 2014, the Wisconsin state court granted defendants’ motion to dismiss plaintiff’s Second Amended Complaint. On April 14, 2014, plaintiff filed a motion for leave to file a Third Amended Complaint, and on May 16, 2014, plaintiff filed an appeal of the court’s February 17, 2014 ruling. On June 12, 2014, the court denied plaintiff’s motion to file a Third Amended Complaint and dismissed the case without prejudice. The Company intends to continue to vigorously defend against these actions. At this time, the Company is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Celexa/Lexapro Class Actions

The Company is a defendant in three federal court actions filed on behalf of individuals who purchased Celexa and/or Lexapro for pediatric use, all of which have been consolidated for pretrial purposes in a Multi-District Litigation (MDL) proceeding in the U.S. District Court for the District of Massachusetts under the caption “In re Celexa and Lexapro Marketing and Sales Practices Litigation.” These actions, two of which were originally filed as putative nationwide class actions, and one of which is a putative California-wide class action, allege that Forest marketed Celexa and/or Lexapro for off-label pediatric use and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. The complaints assert various similar claims, including claims under the Missouri and California consumer protection statutes, respectively, and state common laws. On February 5, 2013, the district judge overseeing the MDL denied all plaintiffs’ motions for class certification. On February 18, 2013, the plaintiff in the California action filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the First Circuit. On April 16, 2013, the First Circuit denied the petition. On April 30, 2013, plaintiffs in the other two actions filed an Amended Complaint seeking to certify state-wide class actions in Illinois, Missouri, and New York under those states’ consumer protection statutes. On January 13, 2014, the district judge denied plaintiffs’ motion with respect to the proposed Illinois and New York classes and allowed it with respect to the proposed Missouri class. The Company filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the First Circuit on January 27, 2014. On March 12, 2014, the Company reached agreement with the MDL plaintiffs to settle the Missouri class claims, including claim by both individuals and third party payors that purchased Celexa or Lexapro for use by a minor from 1998 to December 31, 2013. In exchange for a release from class members, Forest paid $7.65 million into a fund that will cover (1) the settlement benefits paid to class members, (2) administration costs, (3) incentive awards to be paid to the representative plaintiffs, and (4) attorneys’ fees and costs. If valid claims are greater than $4.215 million, Forest will pay up to $2.7 million more to pay for the additional valid claims (the Company’s total settlement payment shall not exceed $10.35 million). The district court judge preliminarily approved the settlement on March 14, 2014 and issued an order enjoining all class members and other persons from litigating claims relating to those covered by the settlement. A hearing on whether the court should grant final approval of the settlement was held on July 16, 2014.

On May 3, 2013, another action was filed in the U.S. District Court for the Central District of California on behalf of individuals who purchased Lexapro for adolescent use, seeking to certify a state-wide class action in California and alleging that Forest promotion of Lexapro for adolescent depression has been deceptive. This action was transferred to the MDL mentioned in the preceding paragraph and, on July 29, 2013, the Company moved to dismiss the complaint. The district court judge granted the Company’s motion to dismiss on March 5, 2014. Plaintiff filed a Notice of Appeal with the U.S. Court of Appeals for the First Circuit on March 17, 2014 and filed its appeal brief on July 24, 2014. The Company’s opposition brief is due on August 25, 2014.

On November 13, 2013, another action was filed in the U.S. District Court for the District of Minnesota seeking to certify a nationwide class of third-party payor entities that purchased Celexa and Lexapro for pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, alleging that Forest engaged in an off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. This action was transferred to the MDL mentioned in the preceding paragraphs, and the Company filed a motion to dismiss the complaint on January 15, 2014. On February 5, 2014, the plaintiffs voluntarily dismissed the complaint and filed a First Amended Complaint, which, among other things, added claims on behalf of a Minnesota class of entities and consumers under Minnesota’s consumer protection statutes. The Company filed a motion to dismiss the First Amended Complaint on April 9, 2014. A motion hearing has been scheduled for October 1, 2014.

On March 13, 2014, an action was filed in the U.S. District Court for the District of Massachusetts by two third-party payors seeking to certify a nationwide class of persons and entities that purchased Celexa and Lexapro for use by pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, state consumer protection statutes, and state common laws, alleging that Forest engaged in an off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. This action was filed as a related action to the action described above in the preceding paragraph. The Company filed a motion to dismiss the complaint on April 30, 2014. A motion hearing has been scheduled for October 1, 2014.

The Company intends to continue to vigorously defend against these actions. At this time, Forest is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

The Company is also named as defendants in two actions filed on behalf of entities or individuals who purchased or reimbursed certain purchases of Celexa and Lexapro for pediatric use pending in the Missouri Circuit Court, Twenty-Second Judicial Circuit, and arising from similar allegations as those contained in the federal actions described in the preceding paragraphs. The first action, filed on November 6, 2009 under the caption “St. Louis Labor Healthcare Network et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.,” is brought by two entities that purchased or reimbursed certain purchases of Celexa and/or Lexapro. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys’ fees. The Company has reached an agreement with the plaintiffs to resolve this action for payments that are not material to the Company’s financial condition or results of operations. The second action, filed on July 22, 2009 under the caption “Crawford v. Forest Pharmaceuticals, Inc.,” and now known as “Luster v. Forest Pharmaceuticals, Inc.,” is a putative class action on behalf of a class of Missouri citizens who purchased Celexa for pediatric use. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys’ fees. In October 2010, the court certified a class of Missouri domiciliary citizens who purchased Celexa for pediatric use at any time prior to the date of the class certification order, but who do not have a claim for personal injury. On December 9, 2013, the Company filed a motion for summary judgment, which was argued on January 8, 2014. On February 21, 2014, the Company filed a motion to de-certify the class. Decisions on these motions are pending. On March 12, 2014, the Company informed the judge of the MDL Missouri class settlement described above, including that the federal class encompasses the members of the certified Missouri class in Luster. At a status conference on April 2, 2014 the parties agreed that the action is stayed in light of the injunction contained in the MDL Preliminary Approval Order, described above. The Company intends to continue to vigorously defend against this action. At this time, Forest is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Employment Litigation

In July 2012, the Company was named as defendants in an action brought by Megan Barrett, Lindsey Houser, Jennifer Jones, and Jennifer Seard, former Company Sales Representatives, in the U.S. District Court for the Southern District of New York under the caption “Megan Barrett et al. v. Forest Laboratories Inc. and Forest Pharmaceuticals, Inc.” In November 2012, Plaintiffs amended the complaint, adding six additional plaintiffs: Kimberly Clinton, Erin Eckenrode, Julie Smyth, Marie Avila, Andrea Harley, and Christy Lowder, all of whom alleged that they were current or former Company Sales Representatives or Specialty Sales Representatives. In March 2013, Plaintiffs filed a Second Amended Complaint, adding one additional plaintiff: Tracy Le, a now-former Company Sales Representative. The action is a putative class and collective action, and the Second Amended Complaint alleges class claims under Title VII for gender discrimination with respect to pay and promotions, as well as discrimination on the basis of pregnancy, and a collective action claim under the Equal Pay Act. The proposed Title VII gender class includes all current and former female Sales Representatives (defined to include Territory Sales Representatives, Field Sales Representatives, Medical Sales Representatives, Professional Sales Representatives, Specialty Sales Representatives, Field Sales Trainers, and Regional Sales Trainers) employed by the Company throughout the U.S. from 2008 to the date of judgment, and the proposed Title VII pregnancy sub-class includes all current and former female Sales Representatives who have been, are, or will become pregnant while employed by the Company throughout the U.S. from 2008 to the date of judgment. The proposed Equal Pay Act collective action class includes current, former, and future female Sales Representatives who were not compensated equally to similarly-situated male employees during the applicable liability period. The Second Amended Complaint also includes non-class claims on behalf of certain of the named Plaintiffs for sexual harassment and retaliation under Title VII, and for violations of the Family and Medical Leave Act. The Company filed a motion to dismiss certain claims on April 29, 2013, which was argued on January 16, 2014. Forest intends to continue to vigorously defend against this action. At this time, Forest is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Government Investigations

The Company received a subpoena dated April 20, 2011 from the Office of the U.S. Attorney for the District of Massachusetts. The subpoena requests documents relating to Benicar, Benicar HCT, and Azor, prescription medications approved for the treatment of hypertension. Forest co-marketed Benicar and Benicar HCT from 2002 to 2008, and Azor from 2007 to 2008, together with the drug’s originator Sankyo under co-promotion agreements. The Company is cooperating in responding to the subpoena.

The Company received a subpoena dated May 6, 2013 from the Office of the U.S. Attorney for the Southern District of New York. The subpoena requests documents relating to the marketing and promotion of Tudorza Pressair, including with respect to speaker programs for this product. The Company is cooperating in responding to the subpoena.

The Company received a subpoena dated August 5, 2013 from the U.S. Department of Health and Human Services, Office of Inspector General. The subpoena requests documents relating to the marketing and promotion of Bystolic, Savella, and Namenda, including with respect to speaker programs for these products. In February 2014, the U.S. District Court for the Eastern District of Wisconsin unsealed a qui tam complaint with the caption “United States of America ex rel. Kurt Kroening et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.” This complaint, which was filed in April 2012, asserts claims under the False Claims Act and contains allegations regarding off-label promotion of Bystolic and Savella and “kickbacks” provided to physicians to induce prescriptions of Bystolic, Savella, and Viibryd. In January 2014, the Eastern District of Wisconsin U.S. Attorney’s Office notified the court that it had not completed its investigation and therefore would not intervene in the action at that time (while reserving the right to intervene at a later date). The Company is continuing to cooperate with this investigation and to discuss these issues with the government. Forest intends to vigorously defend against the complaint. At this time, Forest is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In April 2014, the U.S. District Court for the District of Massachusetts unsealed a qui tam complaint with the caption “United States of America ex rel. Timothy Leysock v. Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc.” This complaint, which was filed in July 2012, asserts claims under the False Claims Act and contains allegations regarding off-label promotion of Namenda. An Amended Complaint was filed in October 2012 and a Second Amended Complaint was filed in April 2014. On April 16, 2014, the District of Massachusetts U.S. Attorney’s Office notified the court that it was declining to intervene in the action. Forest intends to vigorously defend against the complaint. Forest filed a motion to dismiss the Second Amended Complaint on June 30, 2014. At this time, Forest is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

On February 20, 2014, the Company received a letter from the U.S. Federal Trade Commission (FTC) indicating that the FTC is conducting a nonpublic investigation into Forest agreements with the ANDA filers for Bystolic. On May 2, 2014, Forest received a Civil Investigative Demand from the FTC requesting documents regarding such agreements. The Company is cooperating in responding to the investigation.

On February 28, 2014, May 7, 2014, and May 29, 2014, the Company received Investigatory Subpoenas from the New York Attorney General’s Office primarily requesting (1) information regarding plans to discontinue the sale of Namenda tablets and (2) the Company’s agreements with ANDA filers for Bystolic. The Company is cooperating in responding to the subpoena.

Product Liability Litigation

The Company is a defendant in approximately 221 product liability actions. Thirteen actions involve allegations that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide, or caused a violent event. The MDL that was established for the federal suicidality-related litigation in the U.S. District Court for the Eastern District of Missouri has concluded and the remaining cases have been remanded to the federal district courts in which they were filed originally. Nine trials have been scheduled in these actions in 2014 and 2015.

Approximately 194 actions involve allegations that Celexa or Lexapro caused various birth defects. The majority of these actions have been consolidated in Cole County Circuit Court in Missouri. One action is set for trial in Cole County in April 2015. Fifteen actions were recently remanded to New Jersey state courts from the U.S. District Court for the District of New Jersey (nine actions are now pending in Atlantic County, New Jersey and six actions are now pending in Hudson County, New Jersey). Approximately five actions remain pending in New Jersey federal court. One action is pending in Orange County, California and is set for trial in March 2015.

Approximately twelve actions involve allegations that Benicar, a treatment for hypertension that the Company co-promoted with Daiichi Sankyo between 2002 and 2008, caused certain gastrointestinal injuries. Under Forest Co-Promotion Agreement, Daiichi Sankyo is defending Forest in these lawsuits.

Each product liability action seeks compensatory and punitive damages. The Company intends to continue to vigorously defend against these actions. For claims filed before April 1, 2014, the Company generally maintains $140 million of product liability coverage (annually, per “occurrence” on a claims-made basis, and in the aggregate). For these claims, the Company’s self-insured retention is $10 million per claim and $50 million in the aggregate. Claims filed after April 1, 2014 will be reported to the policy for the previous year. However, for these claims Forest’s self-insured retention is $20 million per claim and $60 million in the aggregate. Moreover, the Company is self-insuring a layer of coverage $10 million in excess of $55 million.

Patent Litigation

In September, October, and November 2013, and February 2014, Forest and Royalty Pharma Collection Trust (Royalty), the Company’s licensor for Savella, brought actions for infringement of U.S. Patent No. 6,602,911 (the ‘911 patent), U.S. Patent No. 7,888,342 (the ‘342 patent), and U.S. Patent No. 7,994,220 (the ‘220 patent) in the U.S. District Court for the District of Delaware against Amneal, Apotex, First Time US Generics, Glenmark, Hetero, Lupin, Mylan, Par, Ranbaxy, Sandoz, and related subsidiaries and affiliates thereof. These companies have notified Forest that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Savella before these patents expire. (The ‘342 patent expires in November 2021, the ‘911 patent expires in January 2023, and the ‘220 patent expires in September 2029.) These lawsuits triggered an automatic stay of approval of the applicable ANDAs until July 14, 2016 (unless a court issues a decision adverse to Forest and Royalty Pharma sooner). On March 7, 2014, the Company and Royalty voluntarily dismissed, without prejudice, all claims against Sandoz. On March 20, 2014, the district court consolidated all of the remaining pending actions for all purposes and issued a scheduling order setting a trial date in January 2016. On May 12, 2014, the Company and Royalty entered into a settlement agreement with First Time US Generics. Under the terms of the settlement agreement, and subject to review of the settlement terms by the U.S. Federal Trade Commission, Forest will provide a license to First Time that will permit it to launch its generic version of SAVELLA as of the date that is the later of (a) six (6) calendar months prior to the expiration date of the last to expire of the ‘911 patent, the ‘342 patent, and the ‘220 patent, including any extensions and/or pediatric exclusivities; or (b) the date that First Time obtains final FDA approval of its ANDA, or earlier in certain circumstances.

In January, February, and April 2014, the Company and Merz Pharma and Adamas Pharmaceuticals, the Company’s licensors for Namenda XR, brought actions for infringement of some or all of U.S. Patent No. 5,061,703 (the ‘703 patent), U.S. Patent No. 8,168,209 (the ‘209 patent), U.S. Patent No. 8,173,708 (the ‘708 patent), U.S. Patent No. 8,283,379 (the ‘379 patent), U.S. Patent No. 8,329,752 (the ‘752 patent), U.S. Patent No. 8,362,085 (the ‘085 patent), and U.S. Patent No. 8,598,233 (the ‘233 patent) in the U.S. District Court for the District of Delaware against Wockhardt, Teva, Sun, Apotex, Anchen, Zydus, Watson, Par, Mylan, Amneal,

Amerigen, and related subsidiaries and affiliates thereof. These companies have notified Forest that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Namenda XR before these certain patents expire. (The ‘703 patent expires in April 2015, the ‘009 patent expires in March 2029, and the ‘209, ‘708, ‘379, ‘752, ‘085, and ‘233 patents expire in November 2025.) These lawsuits triggered an automatic stay of approval of the applicable ANDAs that expires no earlier than June 2016 (unless a court issues a decision adverse to Forest, Merz, and Adamas sooner).

In December 2013, the Company was named as a defendant in an action brought by Teva Pharmaceuticals USA, Inc. and Mayne Pharma International Pty Ltd. in the U.S. District Court for the District of Delaware under the caption “Teva Pharmaceuticals USA, Inc. and Mayne Pharma International Pty Ltd. v. Forest Laboratories, Inc.” The complaint alleges that the Company infringes U.S. Patent No. 6,194,000 by making, using, selling, offering to sell, and importing Namenda XR. The relief requested includes preliminary and permanent injunctive relief, and damages. Forest intends to continue to vigorously defend against this action. At this time, Forest is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In July 2013, the Company’s subsidiaries Aptalis Pharma US, Inc. and Aptalis Pharma Canada Inc. brought actions for infringement of U.S. Patent No. 8,217,083 (the ‘083 patent) and U.S. Patent No. 8,436,051 (the ‘051 patent) in the U.S. District Court for the District of New Jersey against Mylan and Sandoz. These companies have notified Aptalis that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of CANASA before these patents expire. Amended complaints were filed against these companies in November 2013 adding claims for infringement of U.S. Patent No. 7,854,384 (the ‘384 patent). The ‘083, ‘051, and ‘384 patents expire in June 2028. No trial date has been set.

Stockholder Litigation

In February and March 2014, nine putative stockholder class actions were brought against the Company, Forest directors, Actavis plc, and certain of Actavis’s affiliates. Four actions were filed in the Delaware Court of Chancery and have been consolidated under the caption “In re Forest Laboratories, Inc. Stockholders Litigation” (the Delaware Action). Five actions were filed in New York State Supreme Court and have been consolidated under the caption “Turberg v. Forest Laboratories, Inc. et al.” (the New York Action). On April 4 and May 5, 2014, respectively, the Delaware and New York plaintiffs filed consolidated amended complaints in their respective jurisdictions. The amended complaints seek, among other remedies, to enjoin Actavis’s proposed acquisition of Forest or damages in the event the transaction closes. The complaints generally allege, among other things, that the members of the Forest Board of Directors breached their fiduciary duties by agreeing to sell Forest for inadequate consideration and pursuant to an inadequate process, and that the disclosure document fails to disclose allegedly material information about the transaction. The complaints also allege that Actavis, and certain of its affiliates, aided and abetted these alleged breaches. On May 28, 2014, the defendants reached an agreement in principle with plaintiffs in the Delaware Action and the New York Action regarding a settlement of both Actions, and that agreement is reflected in a memorandum of understanding. In connection with the settlement contemplated by the memorandum of understanding, Forest agreed to make certain additional disclosures related to the proposed transaction with Actavis, which are contained in a Form 8-K filed May 28, 2014. The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Delaware Court of Chancery will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed transaction, the merger agreement, and any disclosure made in connection therewith, including in the Definitive Joint Proxy Statement/Prospectus, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties contemplate that the parties shall negotiate in good faith regarding the amount of attorneys’ fees and expenses that shall be paid to plaintiffs’ counsel in connection with the Actions. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Delaware Court of Chancery will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. At this time, Forest is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In May 2014, four putative stockholder class actions were brought against the Company, Furiex Pharmaceuticals, Inc. (Furiex), and Furiex’s board of directors. Two actions were brought in the Delaware Court of Chancery under the captions “Steven Kollman v. Furiex Pharmaceuticals, Inc. et al.” and “Donald Powell v. Furiex Pharmaceuticals, Inc. et al.” (the Delaware Actions). Two actions were brought in North Carolina state court under the captions “Walter Nakatsukasa v. Furiex Pharmaceuticals, Inc. et al.” and “Christopher Shinneman v. Furiex Pharmaceuticals, Inc. et al.” (the North Carolina Actions). These actions alleged, among other things, that the members of the Furiex Board of Directors breached their fiduciary duties by agreeing to sell Furiex for inadequate consideration and pursuant to an inadequate process. These actions also alleged that Forest aided and abetted these alleged breaches. These actions sought class certification, to enjoin the proposed acquisition of Furiex, and an award of unspecified damages, attorneys’ fees, experts’ fees, and other costs. The Kollman and Nakatsukasa actions also sought recission of the acquisition and unspecified recissory damages if the acquisition was completed. On June 23, 2014, the defendants reached an agreement in principle with plaintiffs in the Delaware Actions and the North Carolina Actions regarding a settlement of all four actions, and that agreement is reflected in a memorandum of understanding. In connection with the settlement contemplated by the memorandum of understanding, Furiex agreed to make certain additional disclosures related to the proposed transaction with us, which are contained in a Form DEFA14A filed June 23, 2014. The memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the North Carolina state court will consider the fairness, reasonableness, and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all four actions that were or could have been brought challenging any aspect of the proposed transaction and any disclosure made in connection therewith, pursuant to terms that will be disclosed to stockholders prior to final approval of the settlement. In addition, in connection with the settlement, the parties contemplate that the parties shall negotiate in good faith regarding the amount of attorneys’ fees and expenses that shall be paid to plaintiffs’ counsel in connection with the actions. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the North Carolina state court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. At this time, Forest is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Telephone Consumer Protection Act Litigation

In October 2012, the Company was named as a defendant, along with The Peer Group, Inc. (TPG), in a putative class action brought by the St. Louis Heart Center (SLHC) under the caption “St. Louis Heart Center, Inc. v. Forest Pharmaceuticals, Inc. and The Peer Group, Inc.” The action is now pending in the U.S. District Court for the Eastern District of Missouri. On May 17, 2013, SLHC filed a Fourth Amended Complaint, alleging that Forest and TPG violated the Telephone Consumer Protection Act of 1991, as amended by the Junk Fax Prevention Act of 2005, 47 U.S.C. § 227 (TCPA), on behalf of a proposed class that includes all persons who, from four years prior to the filing of the action, were sent telephone facsimile messages of material advertising the commercial availability of any property, goods, or services by or on behalf of defendants, which did not display an opt-out notice compliant with a certain regulation promulgated by the Federal Communications Commission (FCC). The Fourth Amended Complaint seeks $500 for each alleged violation of the TCPA, treble damages if the Court finds the violations to be willful, knowing or intentional, interest, and injunctive and other relief. On May 21, 2013, in Nack v. Walburg, a separate case in which the Company was not a party, the U.S. Court of Appeals for the Eighth Circuit ruled that the district court in that case lacked jurisdiction to determine the validity of this FCC regulation and that the defendant in that case could only challenge the validity of this regulation through an administrative petition submitted directly to the FCC, a decision that would then be appealable to the appropriate court of appeals. On June 27, 2013, Forest filed a Petition for Declaratory Ruling with the FCC requesting that the FCC find that (1) the faxes at issue in the action complied, or substantially complied with the FCC regulation, and thus did not violate it, or (2) the FCC regulation was not properly promulgated under the TCPA. On July 17, 2013, the district court granted Forest’s motion to stay the action pending the administrative proceeding initiated by Forest’s FCC Petition, including any appeal therefrom. On January 31, 2014, the FCC released a Public Notice in response to several related petitions, including ours. The comment and reply period for this Public Notice closed on February 14 and February 21, 2014, respectively. Forest intends to continue to vigorously defend against this action. At this time, Forest is unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

12. Debt:

On January 31, 2014 the Company issued $1.8 billion aggregate senior unsecured notes (the $1.8 billion Senior Notes), comprised of $1.05 billion aggregate principal amount of 4.375% senior unsecured notes due 2019 and $750 million aggregate principal amount of 4.875% senior unsecured notes due 2021. The Company will pay interest on the $1.05 billion of senior unsecured notes at 4.375% per annum, semi-annually in arrears on February 1 and August 1, commencing on August 1, 2014. The Company will pay interest on the $750 million of senior unsecured notes at 4.875% per annum, semi-annually in arrears on February 15 and August 15, commencing on August 15, 2014. The Company incurred $22.5 million in deferred financing costs associated with the $1.8 Senior Notes which will be amortized over the term of the notes. For the quarter ended June 30, 2014, the Company recorded $20.6 million of interest expense and $1.0 million of amortization of deferred financing fees related to the $1.8 Senior Notes. At June 30, 2014, the fair value of the $1.8 Senior Notes was $2.0 billion which was determined using Level 2 inputs based on a market approach.

On December 10, 2013 the Company issued $1.2 billion of 5.00% Senior Notes (the 5.00% Senior Notes), which mature on December 15, 2021. The 5.00% Senior Notes accrue interest per annum, payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2014. The Company incurred $18.5 million in deferred financing costs associated with the 5.00% Senior Notes which will be amortized over the term of the notes. For the quarter ended June 30, 2014, the Company recorded $15.0 million of interest expense and $0.6 million of amortization of deferred financing fees related to the 5.00% Senior Notes. At June 30, 2014, the fair value of the 5.00% Senior Notes was $1.3 billion which was determined using Level 2 inputs based on a market approach.

13. Restructuring initiative:

During the third quarter of fiscal 2014, the Company announced Project Rejuvenate, a $500 million cost savings initiative with a goal of streamlining operations and reducing the Company’s operating cost base. Project Rejuvenate is focused on three areas: flattening and broadening the organization to reduce layers and increase spans of control, increase the Company’s productivity and profitability by decreasing costs and streamlining work to reduce low value activities.

The Company expects annualized savings of approximately $270 million associated with the streamlining and realigning the R&D organization, $150 million in savings associated with the reduction of marketing expenses and $80 million in cost savings from a reduction in general and administrative expenses. Forest currently estimates that approximately $110 million of the cost savings will result from a reduction in headcount. The Company expects to achieve 65%-75% of the cost savings from Project Rejuvenate by the end of fiscal 2015 and the remainder by the end of fiscal 2016.

The Company expects the total cost to implement Project Rejuvenate to be in the range of $150 million to $200 million. For the three month period ended June 30, 2014, Forest recorded $0.9 million of adjustments which was comprised of $5.9 million increase in consulting fees partially offset by a decrease of $4.9 million for employee termination benefits. These expenses were recorded in R&D expense and SG&A expense, as appropriate.

The liability balance for the cost savings initiative as of June 30, 2014 is as follows:

(In thousands)	Post- Employment Benefits	Consulting Fees & Other	Total
Beginning Balance as of March 31, 2014	$56,889	$9,919	$66,808
Adjustments & Expenses	(4,940)	5,876	936
Cash Payments	(41,384)	(15,795)	(57,179)

Balance as of June 30, 2014	$10,565	$—	$10,565

In addition to Project Rejuvenate, the Company recognized $16.5 million of post-employment benefits related to the Aptalis integration during the fiscal fourth quarter. As of June 30, 2014, the Company has a liability balance of $0.6 million related to employee termination costs in connection with the Aptalis integration.

14. Business combinations:

Aptalis

On January 31, 2014, the Company acquired Aptalis Holdings, Inc. (Aptalis); a privately held U.S. based pharmaceutical company, for an aggregate purchase price equal to $2.9 billion minus Aptalis’ existing indebtedness and related fees and costs, minus certain of Aptalis’ expenses, plus the aggregate exercise price applicable to Aptalis’ outstanding options. The Company funded the acquisition through $1.2 billion of cash on hand, including $650.0 of cash from a foreign subsidiary, and the proceeds from the issuance of aggregate principal of $1.8 billion of Senior Notes issued on January 31, 2014.

Included in the assets acquired were definite lived intangible assets of $2.9 billion and indefinite lived intangible assets of $16.6 million which consisted of In Process Research & Development (IPR&D) assets. Acquired IPR&D assets are classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. These assets will not be amortized into earnings and, instead, these assets will be subject to periodic impairment analysis until the completion of the development process and the determination of the useful life of the asset is made. At such time, the asset would then be considered a definite lived intangible asset and amortized accordingly. If an IPR&D project were not successfully developed, an impairment charge may result.

The Company adjusted the goodwill balance associated with the purchase of Aptalis during the three-month period ended June 30, 2014 upon finalizing the fair value of the acquired assets and liabilities as a result of an update in fair value of acquired liabilities.

The Company’s goodwill balance associated with the Aptalis is as follows:

(In thousands)
Beginning balance as of March 30, 2014	$335,417
Adjustment	2,180

Balance at June 30, 2014	$337,597

Actavis

On February 17, 2014, the Company and Actavis plc (Actavis), a company incorporated under the laws of Ireland, entered into an Agreement and Plan of Merger (the Merger), dated as of February 17, 2014 (the Merger

Agreement), pursuant to which Actavis has agreed, subject to the terms and conditions thereof, to acquire Forest for a combination of cash and equity valued at approximately $25 billion. The merger was completed as of July 1, 2014 and the Company became a wholly owned subsidiary of Actavis.

Upon completion of the Merger, each share of the Company’s common stock issued and outstanding immediately prior to the Merger (other than dissenting shares) was be converted into the right to receive, at the election of the holder thereof: (1) a combination of $26.04 in cash plus 0.3306 Actavis ordinary shares (the Mixed Election Consideration); (2) $86.81 in cash (the Cash Election Consideration); or (3) 0.4723 Actavis ordinary shares (the Stock Election Consideration). Shares of Company common stock with respect to which no election is made received the Mixed Election Consideration. Stockholders who make the Cash Election or the Stock Election will be subject to proration to ensure that the total amount of cash paid and the total number of Actavis shares issued to Forest shareholders as a whole are equal to the total amount of cash and number of Actavis shares that would have been paid and issued if all Forest shareholders received the Mixed Election consideration.

Furiex

On April 28, 2014, the Company entered into a definitive agreement to acquire Furiex Pharmaceuticals, Inc. (Furiex) for $1.1 billion in cash and up to $30 per share in contingent value rights. On July 2, 2014 Actavis completed the acquisition on behalf of Forest as its subsidiary, in an all-cash transaction valued at approximately $1.1 billion, and up to approximately $360 million in a Contingent Value Right (CVR) that may be payable based on the status of eluxadoline, Furiex’s lead product, as a controlled drug following approval.

In connection with the close of the Furiex acquisition, Actavis further announced that it has closed the transaction related to the sale of Furiex’s royalties on alogliptin and Priligy® to Royalty Pharma for approximately $415 million.

Through the acquisition of Furiex, a drug development collaboration company based in the U.S., the Company will have access to Furiex’s leading drug candidate, eluxadoline, a locally-acting mu opioid receptor agonist and a delta opioid receptor antagonist for treating symptoms of diarrhea-predominant irritable bowel syndrome (IBS-d). Eluxadoline and other products acquired will compliment and build on the Company’s GI therapeutic business.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands)	December 31, 2013	March 31, 2013
Assets
Current assets:
Cash (including cash equivalent investments of $1,731,817 at December 31, 2013 and $867,112 at March 31, 2013)	$2,322,433	$935,675
Marketable securities	701,671	739,198
Accounts receivable, less allowance for doubtful accounts of $2,040 at December 31, 2013 and $2,003 at March 31, 2013	369,881	478,032
Inventories, net	438,002	393,901
Deferred income taxes	274,980	266,455
Prepaid and other current assets	186,151	134,525

Total current assets	4,293,118	2,947,786

Non-current assets:
Marketable securities and investments	1,463,818	1,349,424
Property, plant and equipment, less accumulated depreciation of $388,901 at December 31, 2013 and $362,742 at March 31, 2013	395,573	376,960
Goodwill	713,091	713,091
License agreements, product rights and other intangibles, less accumulated amortization of $425,740 at December 31, 2013 and $322,689 at March 31, 2013	2,072,079	2,127,639
Other assets	121,063	114,682

Total assets	$9,058,742	$7,629,582

See notes to condensed consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands, except par values)	December 31, 2013	March 31, 2013
Liabilities and Stockholders’ equity
Current liabilities:
Accounts payable	$77,467	$157,349
Accrued expenses and other liabilities	962,563	840,342

Total current liabilities	1,040,030	997,691

Long-term liabilities:
Long-term debt	1,200,000	—
Income tax liabilities	528,447	567,311
Deferred tax liabilities	257,031	283,245
Other long-term liabilities	39,903	36,080

Total liabilities	3,065,411	1,884,327

Contingencies (Note 11)
Stockholders’ equity:
Preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding Common stock, $.10 par; shares authorized 1,000,000; 433,995 and 430,385 shares issued at December 31, 2013 and March 31, 2013, respectively	43,400	43,039
Additional paid-in capital	1,951,124	1,799,071
Retained earnings	9,166,570	9,055,344
Accumulated other comprehensive income	3,887	10,116
Treasury stock, at cost (164,044 shares at December 31, 2013 and 163,886 shares at March 31, 2013)	(5,171,650)	(5,162,315)

Total stockholders’ equity	5,993,331	5,745,255

Total liabilities and stockholders’ equity	$9,058,742	$7,629,582

See notes to condensed consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share amounts)	Three Months Ended December 31,		Nine Months Ended December 31,
	2013	2012	2013	2012
Net revenue
Net sales	$846,784	$677,967	$2,455,066	$2,121,750
Contract revenue	31,612	38,314	99,555	158,426

Total revenue	878,396	716,281	2,554,621	2,280,176

Cost of goods sold	182,270	153,311	511,355	471,257

Gross profit	696,126	562,970	2,043,266	1,808,919

Operating expenses Selling, general and administrative	454,981	428,380	1,307,408	1,185,578
Research and development	219,506	325,290	596,288	723,295

Total operating expenses	674,487	753,670	1,903,696	1,908,873

Operating income (loss)	21,639	(190,700)	139,570	(99,954)
Interest and other income (expense), net	683	6,409	12,648	24,278

Income (loss) before income taxes	22,322	(184,291)	152,218	(75,676)
Income tax expense (benefit)	4,361	(30,683)	40,992	1,870

Net income (loss)	$17,961	$(153,608)	$111,226	$(77,546)

Net income (loss) per common share:
Basic	$0.07	$(0.58)	$0.41	$(0.29)
Diluted	$0.07	$(0.58)	$0.41	$(0.29)
Weighted average number of common shares outstanding:
Basic	269,481	266,018	268,385	266,967
Diluted	272,901	266,018	270,832	266,967

See notes to condensed consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(In thousands)	Three Months Ended December 31,		Nine Months Ended December 31,
	2013	2012	2013	2012
Net income (loss)	$17,961	$(153,608)	$111,226	$(77,546)
Other comprehensive income (loss):
Foreign currency translation gains (losses)	2,946	2,933	8,997	(3,569)
Pension liability adjustment, net of tax	—	108	(1,444)	3,468
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during the period, net of tax	269	3,937	(13,782)	4,732

Other comprehensive income (loss):	3,215	6,978	(6,229)	4,631

Comprehensive income (loss)	$21,176	$(146,630)	$104,997	$(72,915)

See notes to condensed consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)	Nine Months Ended December 31,
	2013	2012
Cash flows from operating activities:
Net income (loss)	$111,226	$(77,546)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	41,908	34,496
Amortization	100,758	73,695
Stock-based compensation expense	58,614	53,259
Deferred income tax benefit	(34,739)	(39,260)
Net change in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable, net	108,151	73,875
Inventories, net	(44,101)	(83,728)
Prepaid and other current assets	(49,322)	33,546
Increase (decrease) in:
Accounts payable	(79,882)	(84,992)
Accrued expenses	122,221	101,673
Income tax liabilities	(38,864)	3,517
Other liabilities	12,287	—
Other	22,615	1,766

Net cash provided by operating activities	330,872	90,301

Cash flows from investing activities:
Purchase of property, plant and equipment	(75,932)	(50,557)
Sale of property, plant and equipment	13,750	—
Purchase of marketable securities	(911,986)	(2,982,108)
Redemption of marketable securities	851,202	2,526,325
Purchase of trademarks	(44,500)	(125,000)
Other investing activities	(49,231)	(108,077)

Net cash used in investing activities	(216,697)	(739,417)

Cash flows from financing activities:
Proceeds from long-term debt	1,200,000	—
Net proceeds from common stock options exercised by employees under stock option plans	86,096	19,729
Tax benefit related to stock-based compensation	7,704	1,867
Treasury stock transactions	(9,335)	(10,841)
Other financing activities	(18,468)	—

Net cash provided by financing activities	1,265,997	10,755

Effect of exchange rate changes on cash	6,586	7,749
Increase (decrease) in cash and cash equivalents	1,386,758	(630,612)

Cash and cash equivalents, beginning of period	935,675	1,579,515

Cash and cash equivalents, end of period	$2,322,433	$948,903

See notes to condensed consolidated financial statements.

FOREST LABORATORIES, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information, Accounting Standards Codification (ASC) Topic 270-10 and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In management’s opinion, all adjustments considered necessary for a fair presentation have been included in the interim periods presented and all adjustments are of a normal recurring nature. The Company has evaluated subsequent events through the date of this filing. Operating results for the three and nine-month periods ended December 31, 2013 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2014. When used in these notes, the terms “Forest” or “the Company” mean Forest Laboratories, Inc. and subsidiaries. The March 31, 2013 condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. You should read these unaudited interim condensed consolidated financial statements in conjunction with the consolidated financial statements and footnotes hereto incorporated by reference in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013.

For the third quarter of fiscal 2014, the Company modified the presentation of its Consolidated Statements of Operations effective for all periods presented, whereby Interest income, interest expense and other miscellaneous income/expense is presented in the ‘Interest and other income (expense)’ caption below Operating income (loss). The modified presentation is consistent with industry practice and conforms with the requirements of Regulation S-X 5.03. There were no changes in the Company’s accounting policies, methodology for estimates or the activity included in the respective captions in the Consolidated Statements of Operations.

2. Accounts receivable:

Accounts receivable, net, consist of the following:

(In thousands)	December 31, 2013	March 31, 2013
Trade	$312,008	$403,331
Other	57,873	74,701

	$369,881	$478,032

3. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

(In thousands)	December 31, 2013	March 31, 2013
Raw materials	$158,641	$127,508
Work in process	1,028	1,333
Finished goods	278,333	265,060

	$438,002	$393,901

4. Fair value measurements:

The following table presents the levels within the fair value hierarchy at which the Company’s financial assets are carried at fair value and measured on a recurring basis:

(In thousands)
Description	Fair value at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$1,329,814	$1,329,814	$—	$—
Municipal bonds and notes	12,484	—	12,484	—
Commercial paper	483,082	2,850	480,232	—
Variable rate demand notes	33,970	—	33,970	—
Auction rate securities	3,198	—	—	3,198
Certificates of deposit	73,443	—	73,443	—
Corporate bonds	1,661,037	—	1,661,037	—
Government agency bonds	246,091	—	246,091	—

Description	Fair value at March 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$818,474	$818,474	$—	$—
Municipal bonds and notes	46,877	—	46,877	—
Commercial paper	168,639	31,815	136,824	—
Variable rate demand notes	1,500	—	1,500	—
Auction rate securities	3,198	—	—	3,198
Certificates of deposit	90,268	5,981	84,287	—
Corporate bonds	1,509,870	—	1,509,870	—
Government agency bonds	278,804	—	278,804	—

The Company determines fair value based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analyses. The Company determines the value of its auction rate securities portfolio based upon a discounted cash flow model. The assumptions used in the valuation model include estimates for interest rates, timing and amount of cash flows, and expected holding periods for the auction rate securities.

There were no purchases or sales of Level 3 investments during the three and nine-month periods ended December 31, 2013.

The Company also issued long-term debt with a carrying value of $1.2 billion during the three months ended December 31, 2013. See Note 12 for further information.

The majority of the Company’s non-financial assets and liabilities are not required to be carried at fair value on a recurring basis. However, the Company is required on a non-recurring basis to use fair value measurements when assessing asset impairment as it relates to goodwill, license agreements, product rights, other intangible assets and other long-lived assets. The carrying amount of cash, accounts receivable and accounts payable and other short-term financial instruments approximate their fair value due to their short-term nature.

5. Marketable securities:

Available-for-sale debt securities consist of the following:

	December 31, 2013
(In thousands)	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:
Municipal bonds and notes	$7,146	$11	$—
Government agency bonds	90,746	141	(1)
Commercial paper	104,363	—	—
Certificates of deposit	43,453	5	(8)
Corporate bonds	455,963	709	(62)

Total current securities	701,671	866	(71)

Non-current:
Municipal bonds and notes	5,338	22	—
Government agency bonds	155,345	172	(267)
Commercial paper	5,834	—	—
Certificates of deposit	3,000	—	—
Corporate bonds	1,202,946	3,678	(5,358)
Auction rate securities	3,198	—	(752)
Variable rate demand notes	33,970	—	—

Total non-current securities	1,409,631	3,872	(6,377)

Total available-for-sale debt securities	$2,111,302	$4,738	$(6,448)

	March 31, 2013
(In thousands)	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:
Municipal bonds and notes	$34,025	$34	$—
Government agency bonds	87,227	125	(10)
Commercial paper	144,293	—	—
Certificates of deposit	47,977	—	(2)
Corporate bonds	425,676	1,286	(33)

Total current securities	739,198	1,445	(45)

Non-current:
Municipal bonds and notes	12,852	37	—
Government agency bonds	186,577	434	(19)
Certificates of deposit	22,999	—	—
Corporate bonds	1,084,194	5,290	(2,150)
Auction rate securities	3,198	—	(752)
Variable rate demand notes	1,500	—	—

Total non-current securities	1,311,320	5,761	(2,921)

Total available-for-sale debt securities	$2,050,518	$7,206	$(2,966)

Proceeds from the sale of available-for-sale debt securities were $851.2 million and $2.5 billion for the nine months ended December 31, 2013 and December 31, 2012, respectively. Gross realized gains on those sales were $0.5 million and $1.1 million, respectively. In order to determine gross realized gains and losses, the Company uses average cost. The Company records holding gains and losses on available for sale securities in the ‘Accumulated other comprehensive income’ caption in the condensed consolidated Balance Sheet. The Company had a net unrealized holding loss of $1.7 million at December 31, 2013 and a net unrealized holding gain of $4.2 million at March 31, 2013. The preceding tables do not include the Company’s equity securities for Ironwood Pharmaceuticals, Inc. (Ironwood) and Trevena, Inc. (Trevena). The carrying value of the Company’s equity securities in Ironwood, which were measured at fair market value based on quoted market prices for the related security, was $24.2 million and $38.1 million at December 31, 2013 and March 31, 2013, respectively. The Company purchased $30 million of Trevena preferred stock during the first quarter of fiscal 2014. Refer to Note 6 for additional information.

Contractual maturities of available-for-sale debt securities at December 31, 2013 are as follows:

(In thousands)	Estimated FV
Within one year	$701,671
1-5 years	1,367,236
5-10 years	2,400
After 10 years	39,995

$2,111,302

Actual maturities may differ from stated maturities because some borrowers have the right to call or prepay obligations with or without call penalties.

The Company invests funds in variable rate demand notes that have major bank liquidity agreements, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, and auction rate securities. Certain securities are subject to a hard-put option(s) where the principal amount is contractually assured by the issuer and any resistance to the exercise of these options would be deemed as a default by the issuer. Such a potential default would be reflected in the issuer’s respective credit rating, for which the Company maintains investment grade requirements pursuant to its corporate investment guidelines. While the Company believes its investments that have net unrealized losses are temporary, declines in the value of these investments may be deemed other-than-temporary if the credit and capital markets were to deteriorate in future periods. The Company has the ability and intends to hold its investments until a recovery of fair value, which may be at maturity. The Company does not consider these investments to be other-than-temporarily impaired and will continue to monitor global market conditions to minimize the risk of impairments in future periods.

6. License and collaboration agreements:

Saphris license

On November 29, 2013, the Company entered into an Asset Purchase Agreement (APA) with Merck Sharp & Dohme B.V., a wholly owned subsidiary of Merck & Co., Inc. (Merck) pursuant to which the Company purchased exclusive rights in the United States (U.S.) for Saphris® (asenapine) sublingual tablets, a treatment for adult patients with schizophrenia and, as monotherapy or adjunctive therapy, of manic or mixed episodes associated with bipolar I disorder. Upon the closing of the transaction on January 10, 2014, the Company paid Merck $155 million and entered into a supply agreement pursuant to which it will purchase the product from Merck at an agreed purchase price.

In addition, the Company is obligated to pay up to an additional $85 million to Merck for costs and expenses incurred in connection with post-marketing clinical trials conducted for Saphris during calendar 2013 which is expected to be paid during the fourth quarter of fiscal 2014. The agreement also includes certain sales milestone payments to Merck upon the achievement of certain net sales thresholds.

Saphris is an atypical antipsychotic approved by the U.S. Food and Drug Administration (FDA) and launched in 2009.

Fetzima approval

In July 2013, the Company received FDA approval for FetzimaTM (levomilnacipran extended-release capsules), a once-daily serotonin and norepinephrine reuptake inhibitor for the treatment of Major Depressive Disorder in adults. The product was launched in December 2013 and recorded sales of $8.0 million of initial trade stocking for the three months ended December 31, 2013. The Company licensed the rights to levomilnacipran in the U.S. and Canada from Pierre Fabre Laboratories, and was obligated to pay a milestone payment of $30 million upon FDA approval. Such milestone payment was capitalized as an intangible asset and is currently being amortized over the life of the patent for Fetzima.

Trevena

On May 9, 2013, the Company entered into a collaborative licensing option agreement with Trevena for the development of TRV027, a novel beta-arrestin biased ligand of the angiotensin II type 1 receptor for the treatment of acute decompensated heart failure. Pursuant to the agreement, the Company purchased $30 million of Trevena preferred stock in a round of private placement financing which is recorded in the non-current ‘Marketable securities and investments’ caption in the condensed consolidated Balance Sheet. This investment is accounted for using the cost method and will be reviewed for impairment annually or more frequently if a triggering event is deemed to have occurred.

Ironwood collaboration

In September 2007, the Company entered into a collaboration agreement with Ironwood to jointly develop and commercialize Linzess® (linaclotide) for the treatment of irritable bowel syndrome with constipation (IBS-C) and chronic idiopathic constipation (CIC). Under the terms of the agreement, the Company shares equally with Ironwood all profits and losses from the development and commercialization of Linzess in the U.S. In addition, Forest obtained exclusive rights to the linaclotide license in Canada and Mexico, for which the Company will pay royalties to Ironwood based on net sales in those territories, subject to receiving regulatory approval.

The agreement included contingent milestone payments as well as a contingent equity investment based on the achievement of specific clinical and commercial milestones. As of December 31, 2013, payments totaling $230 million relating to development and approval milestones have been made. The Company may be obligated to pay up to an additional $100 million if certain sales milestones are achieved.

Linzess received FDA approval as a once-daily treatment for adult men and women suffering from IBS-C and CIC in August 2012. For the three and nine-month periods ended December 31, 2013, Linzess sales in the U.S. totaled $51.0 million and $114.3 million, respectively.

Based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable guidance, the Company records receipts from and payments to Ironwood in two pools: the Development pool, which consists of research and development (R&D) expenses, and the Commercialization pool, which consists of revenue, cost of sales and selling, general and administrative (SG&A) expense. The net payment to or receipt from Ironwood for the Development pool is recorded in R&D expense and the net payment to or receipt from Ironwood for the Commercialization pool is recorded in SG&A expense.

The following illustrates activity related to the Ironwood collaboration agreement for the periods presented:

	Three Months Ended December 31,		Nine Months Ended December 31,
(In thousands)	2013	2012	2013	2012
Revenue
Net Sales attributed to the Ironwood collaboration agreement	$51,044	$19,227	$114,251	$19,227
Cost of sales
Cost of sales attributed to the Ironwood collaboration agreement	2,133	770	5,539	770
Selling, general and administrative
Payment to/ (receipt from) Ironwood for the Commercialization pool	3,968	(8,369)	(13,799)	(13,884)
Research and development
Payment to/ (receipt from) Ironwood for the Development pool	595	(949)	1,602	(2,350)

moksha8

On October 22, 2012, the Company announced an agreement with moksha8, a privately-held pharmaceutical company which markets products in Latin America. The agreement included an exclusive license from Forest to moksha8 to commercialize Viibryd, and potentially other Forest products, in Latin America. In addition, the Company agreed to provide up to $125 million in debt financing to moksha8 in several tranches over a two-year period, conditioned upon moksha8 achieving certain business goals. The agreement also included an option for Forest to acquire moksha8 at a fixed price of $157 million at the end of the two year period, subsequent to which the shareholders of moksha8 had an option to put to Forest all interests of moksha8 at a fixed price of $144 million.

As of December 31, 2013, a total of $101.9 million has been funded of which $19.2 million was funded during the nine months ended December 31, 2013. The loan, which has a term of 6 years from the date of initial funding, is collateralized by the assets of moksha8. The Company has recorded a loan receivable as a long term asset in the Company’s condensed consolidated Balance Sheet which is included in the ‘Other assets’ caption.

The Company accounts for the loan using the cost method and performed an impairment analysis during the third quarter of fiscal 2014 with the fair value of the loan being determined based on the fair value of the collateral. The loan is a level 3 financial instrument and the fair value was determined using a discounted cash flow model with the key inputs including revenue projections, weighted average cost of capital and discount rates. Based on the analysis performed, the value of the loan was deemed to be appropriate.

In January 2014, the Company and moksha8 amended the terms the original agreement which terminated Forest’s obligation to provide additional funding to moksha8. The amendment also terminated Forest’s option to acquire moksha8 as well as the shareholders of moksha8’s option to put to Forest all interests of moksha8. moksha8 retains the exclusive license to commercialize Viibryd and continues to work with the Company to obtain licenses to additional products in Latin America.

7. Net income (loss) per share:

A reconciliation of shares used in calculating basic and diluted net income per share follows:

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(In thousands)	2013	2012	2013	2012
Basic	269,481	266,018	268,385	266,967
Incremental shares attributable to share based compensation plans	3,420	—	2,447	—

Diluted	272,901	266,018	270,832	266,967

Options to purchase approximately 1.8 million shares of common stock at exercise prices ranging from $42.61 to $59.05 per share and options to purchase approximately 5.0 million shares of common stock at exercise prices ranging from $35.63 to $59.05 per share were not included in the computation of diluted shares for three and nine-month periods ended December 31, 2013, respectively, because their effect would be anti-dilutive. These options expire through 2023. Options to purchase approximately 16.6 million shares at exercise prices ranging from $20.55 to $59.05 per share were not included in the computation of diluted shares for the three and nine-month periods ended December 31, 2012, respectively, because their effect would be anti-dilutive. The weighted average number of diluted common shares outstanding is reduced by the treasury stock method which, in accordance with the provisions of ASC 718-10 Compensation–Stock Compensation, takes into consideration the compensation cost attributed to future services not yet recognized.

On November 26, 2013, the Board terminated the previously outstanding 50 million share repurchase authorization and authorized the repurchase of up to $1 billion of shares of common stock based on prevailing prices from time to time. The new authorization became effective immediately and has no set expiration date.

8. Stockholders’ equity:

Stock based compensation: In August 2013, the Company’s stockholders approved an amendment to the Company’s 2007 Equity Incentive Plan (the 2007 Plan) whereby an additional 28 million shares were authorized to be issued to employees of the Company. Under the 2007 Plan, as amended, a total of 57 million shares have been authorized to be issued. The 2007 Plan provides for the granting of incentive and nonqualified stock options, restricted stock, stock appreciation rights and stock equivalent units. These awards generally vest in three to five years. Stock options, granted at prices not less than the fair market value of the common stock at the date of the grant, may be exercisable for up to ten years from the date of issuance. As of December 31, 2013, 30.3 million shares were available for grant under the amended 2007 Plan. Stock based compensation expense of $24.1 million ($16.3 million net of tax) and $58.6 million ($39.5 million net of tax) was recorded for the three and nine-month periods ended December 31, 2013, respectively. For the three and nine-month periods ended December 31, 2012, compensation expense of $24.8 million ($17.5 million net of tax) and $53.3 million ($37.9 million net of tax) respectively, was recorded. This expense is charged to Cost of sales, SG&A expense and R&D expense, as appropriate.

9. Business segment information:

The Company operates in only one segment. Net sales by therapeutic class is as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
(In thousands)	2013	2012	2013	2012
Central nervous system	$512,806	$441,871	$1,538,579	$1,479,574
Cardiovascular	136,202	116,429	404,954	345,661
Gastrointestinal	51,044	19,227	114,251	19,227
Respiratory	56,698	29,647	145,085	66,961
Other	90,034	70,793	252,197	210,327

	$846,784	$677,967	$2,455,066	$2,121,750

10. Income taxes:

The Company’s income tax returns for fiscal years prior to 2003 in most jurisdictions and prior to 2008 in Ireland are no longer subject to review as such fiscal years are generally closed. Tax authorities in various jurisdictions are in the process of reviewing the Company’s income tax returns for various post-2002 fiscal years, including the Internal Revenue Service (IRS), which has recently concluded its examination of the Company’s U.S. federal income tax returns for fiscal years 2004, 2005 and 2006.

In connection with that examination, the Company agreed to an assessment related to intercompany transfer pricing. Such assessment resulted in additional U.S. federal and state corporation tax within previously established tax reserves and did not have a material impact on the Company’s results of operations.

Fiscal years 2007, 2008 and 2009 are currently under review by the IRS. It is unlikely that the outcome will be determined within the next 12 months. Potential claims for years under review could be material.

The Company’s continuing practice is to recognize net interest related to income tax matters in income tax expense. For the nine months ended December 31, 2013, the Company accrued an additional $13.2 million in interest for a total of $63.5 million related to the resolution of various income tax matters.

Our effective tax rate was 19.5% and 26.9% for the three and nine-month periods ended December 31, 2013, respectively, as compared to 16.6% and (2.5%) for the same periods last year. The increase in the current three and nine-month periods compared to last year was primarily due to a change in the mix of earnings by jurisdiction, the expiration of the U.S. Research & Experimentation Tax Credit as of December 31, 2013, the write-off of a note receivable related to the termination of the Nabriva development program, partially offset by the impact of Project Rejuvenate.

11. Contingencies:

The Company is a defendant in three federal actions filed on behalf of individuals who purchased Celexa and/or Lexapro for pediatric use, all of which have been consolidated for pretrial purposes in a MDL proceeding in the U.S. District Court for the District of Massachusetts under the caption “In re Celexa and Lexapro Marketing and Sales Practices Litigation.” These actions, two of which were originally filed as putative nationwide class actions, and one of which is a putative California-wide class action, allege that the Company marketed Celexa and/or Lexapro for off-label pediatric use and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. The complaints assert various similar claims, including claims under the Missouri and California consumer protection statutes, respectively, and state common laws. On February 5, 2013, the district judge overseeing the MDL denied all plaintiffs’ motions for class certification. On February 18, 2013, the plaintiff in the California action filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the First Circuit. On April 16, 2013, the First Circuit denied the petition. On April 30, 2013, plaintiffs in the other two actions filed an amended complaint seeking to certify state-wide class actions in Illinois, Missouri, and New York under those states’ consumer protection statutes. Plaintiffs moved for class certification in all these three states on June 28, 2013. On January 13, 2014, the district judge denied plaintiffs’ motion with respect to the proposed Illinois and New York classes and allowed it with respect to the proposed Missouri class. Forest filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the First Circuit on January 27, 2014.

On May 3, 2013, an action was filed in the U.S. District Court for the Central District of California on behalf of individuals who purchased Lexapro for adolescent use, seeking to certify a state-wide class action in California and alleging that our promotion of Lexapro for adolescent depression has been deceptive. This action was transferred to the MDL mentioned in the preceding paragraph and, on July 29, 2013, the Company moved to dismiss the complaint. The motion was argued before the Court on September 20, 2013, and a decision is pending.

On November 13, 2013, an action was filed in the U.S. District Court for the District of Minnesota seeking to certify a nationwide class of third-party payor entities that purchased Celexa and Lexapro for pediatric use. The complaint asserts claims under the federal Racketeer Influenced and Corrupt Organizations Act, alleging that Forest engaged in an off-label marketing scheme and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. This action was transferred to the MDL mentioned in the preceding paragraphs, and the Company filed a motion to dismiss the complaint on January 15, 2014.

The Company intends to continue to vigorously defend against these cases. At this time, the Company believes an unfavorable outcome is less than probable and are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

The Company is also named as defendants in two actions filed on behalf of entities or individuals who purchased or reimbursed certain purchases of Celexa or Lexapro for pediatric use pending in the Missouri Circuit Court, Twenty-Second Judicial Circuit, and arising from similar allegations as those contained in the federal actions described in the preceding paragraphs. The first action, filed on November 6, 2009 under the caption “St. Louis Labor Healthcare Network et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.,” is brought by two entities that purchased or reimbursed certain purchases of Celexa and/or Lexapro. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys’ fees. The Company has reached an agreement with the plaintiffs to resolve this action for payments that are not material to our financial condition or results of operations. The second action, filed on July 22, 2009 under the caption “Crawford v. Forest Pharmaceuticals, Inc.,” and now known as “Luster v. Forest Pharmaceuticals, Inc.,” is a putative class action on behalf of a class of Missouri citizens who purchased Celexa for pediatric use. Only Forest Pharmaceuticals, Inc., which is headquartered in Missouri, is named as a defendant. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys’ fees. In October 2010, the court certified a class of Missouri domiciliary citizens who purchased Celexa for pediatric use at any time prior to the date of the class certification order, but who do not have a claim for personal injury. Discovery is currently ongoing and a trial date has been set in March 2014. On December 9, 2013, the Company filed a motion for summary judgment, which was argued on January 8, 2014. A decision on this motion is pending. The Company intends to continue to vigorously defend against this action. At this time, the Company believes an unfavorable outcome is less than probable and are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Forest is currently defending approximately 195 product liability lawsuits. Thirteen of the lawsuits allege that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide. The remainder of the lawsuits allege that Celexa or Lexapro caused various birth defects. Each lawsuit seeks substantial compensatory and punitive damages. The Company is vigorously defending these suits.

An MDL was established for the majority of the suicidality-related litigation, with the federal court cases being transferred to Judge Rodney Sippel in the U.S. District Court for the Eastern District of Missouri. The MDL has concluded and the remaining twelve cases have been remanded to the federal district courts in which they were filed originally. Several trials involving completed suicides have been scheduled in those federal district courts in 2014 and 2015 and Forest expects more trial dates to be established. A state court case involving a young woman who allegedly attempted suicide is set for trial in February 2014 in Montgomery, Alabama.

The majority of the birth defect cases are consolidated for pretrial purposes in Cole County Circuit Court in Missouri. Two cases are set for trial in Cole County in May 2014 and September 2014. Nineteen cases are pending in the U.S. District Court for the District of New Jersey. Fact discovery closes in March 2014. One case is pending in Orange County, California and is set for trial in June 2014. The Company expects that the state court consolidation will ease the burden of defending these cases. The Company believes that the consolidated proceedings will promote the economical and efficient resolution of these lawsuits and provides the Company with a meaningful opportunity to vindicate our products. However, litigation is inherently subject to uncertainty and the Company cannot predict or determine the outcome of this litigation. Forest generally maintains $140 million of product liability coverage (annually, per “occurrence” on a claims-made basis, and in the aggregate).

In December 2013, the Company was named as a defendant in an action brought by Teva Pharmaceuticals USA, Inc. and Mayne Pharma International Pty Ltd. in the U.S. District Court for the District of Delaware under the caption “Teva Pharmaceuticals USA, Inc. and Mayne Pharma International Pty Ltd. v. Forest Laboratories, Inc.” The complaint alleges that Forest infringes U.S. Patent No. 6,194,000 by making, using, selling, offering to sell, and importing Namenda XR. The relief requested includes preliminary and permanent injunctive relief, and damages. The Company intends to vigorously defend against this action. At this time, the Company believes an unfavorable outcome is less than probable and are unable to estimate the reasonably possible loss or range of possible loss, but do not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In January 2014, Forest and its licensors for Namenda XR, Merz Pharma GmbH & Co. KgaA (Merz) and Adamas Pharmaceuticals, Inc. (Adamas), brought actions for infringement of certain patents in the U.S. District Court for the District of Delaware against Wockhardt USA LLC (Wockhardt), Teva Pharmaceuticals USA, Inc. (Teva), Sun Pharma Global FZE (Sun), and related subsidiaries and affiliates thereof. These companies have notified Forest that they have filed ANDAs with the FDA seeking to obtain approval to market generic versions of Namenda XR before these certain patents expire. Specifically, the lawsuits allege that Wockhardt’s, Teva’s, and Sun’s ANDA submissions infringe some or all of U.S. Patent No. 5,061,703 (the ‘703 patent), U.S. Patent No. 8,168,209 (the ‘209 patent), U.S. Patent No. 8,173,708 (the ‘708 patent), U.S. Patent No. 8,283,379 (the ‘379 patent), U.S. Patent No. 8,329,752 (the ‘752 patent), U.S. Patent No. 8,362,085 (the ‘085 patent), and U.S. Patent No. 8,598,233 (the ‘233 patent). (The ‘703 patent expires in April 2015, the ‘009 patent expires in March 2029, and the ‘209, ‘708, ‘379, ‘752, ‘085, and ‘233 patents expire in November 2025.) This lawsuit triggered an automatic stay of approval of the applicable ANDAs that expires no earlier than June 2016 (unless a court issues a decision adverse to the Company, Merz, and Adamas sooner).

The Company is also subject to various legal proceedings that arise from time to time in the ordinary course of its business. Litigation is subject to many factors which are difficult to predict and there can be no assurance that the Company will not incur material costs in the resolution of these matters.

12. Debt:

On December 10, 2013 the Company issued $1.2 billion of 5.00% Senior Notes (the 5.00% Senior Notes), which mature on December 15, 2021. The 5.00% Senior Notes accrue interest per annum, payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2014. The Company incurred $18.5 million in deferred financing costs associated with the 5.00% Senior Notes which will be amortized over the term of the notes. For the three months ended December 31, 2013, the Company recorded $3.5 million of interest expense and $0.1 million of amortization of deferred financing fees related to the 5.00% Senior Notes. The 5.00% Senior Notes have a fair value of $1.2 billion which is based on a market approach using Level 2 inputs.

13. Restructuring initiative:

During the third quarter of fiscal 2014, the Company announced Project Rejuvenate, a $500 million cost savings initiative with a goal of streamlining operations and reducing the Company’s operating cost base. Project Rejuvenate is focused on three areas: flattening and broadening the organization to reduce layers and increase spans of control, increase the Company’s productivity and profitability by decreasing costs and streamlining work to reduce low value activities.

The Company expects annualized savings of approximately $270 million associated with the streamlining and realigning the R&D organization, $150 million in savings associated with the reduction of marketing expenses and $80 million in cost savings from a reduction in general and administrative expenses. Forest currently estimates that approximately $110 million of the cost savings will result from a reduction in headcount. The Company expects to achieve 65%-75% of the cost savings from Project Rejuvenate by the end of fiscal 2015 and the remainder by the end of fiscal 2016.

The Company expects the total cost to implement Project Rejuvenate to be in the range of $150 million to $200 million. During the three months ended December 31, 2013, Forest recorded $45 million in pre-tax restructuring expenses relating to post-employment benefits. These expenses were recorded in R&D expense and SG&A expense, as appropriate.

The liability balance for the cost savings initiative as of December 31, 2013 is as follows:

(In thousands)	December 31, 2013
Beginning Balance as of October 1, 2013	$—
Charges	45,000
Adjustments	—
Cash Payments	—

Balance	$45,000

14. Subsequent events:

Aptalis acquisition

On January 7, 2014, Forest Laboratories, Inc. (FLI), FRX Churchill Holdings, Inc., a wholly owned subsidiary of FLI (Holdings), FRX Churchill Sub, LLC, a wholly owned subsidiary of Holdings (Merger Sub), and Aptalis Holdings, Inc. (Aptalis), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company would acquire Aptalis for $2.9 billion minus Aptalis’ existing indebtedness and related fees and costs, minus certain of Aptalis’ expenses, plus the aggregate exercise price applicable to Aptalis’ outstanding options immediately prior to the effective time of the Aptalis Acquisition (the “Effective Time”) and plus certain cash amounts, all as further described in the Merger Agreement. On January 31, 2014, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Aptalis, with Aptalis continuing as the surviving corporation and indirect wholly owned subsidiary of Holdings (the “Merger”). The Company funded the Merger using $1.2 billion of cash on hand, including $650.0 million in cash from a foreign subsidiary, and the proceeds from the issuance of aggregate principal $1.8 billion of Senior Notes on January 31, 2014.

Upon the effectiveness of the Merger, each share of Aptalis common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time, other than any dissenting shares and any shares held by

Aptalis, Holdings or any of their respective subsidiaries, was converted into the right to receive its pro rata share (the “Per Share Merger Consideration”), without interest and less applicable income or employment tax withholding, of an aggregate purchase price equal to $2.9 billion, minus Aptalis’ existing indebtedness and related fees and costs, minus certain of Aptalis’ expenses, plus the aggregate exercise price applicable to Aptalis’ outstanding options immediately prior to the Effective Time and plus certain cash amounts, all as further described in the Merger Agreement.

Aptalis is an international, specialty pharmaceutical company that focuses on developing, manufacturing, licensing and marketing therapies for certain cystic fibrosis- and gastrointestinal -related disorders. Aptalis’ business focuses on therapeutic areas that are currently underserved by large pharmaceutical companies and are characterized by products used for chronic conditions. Aptalis has manufacturing and commercial operations in the U.S., Europe and Canada, and its products include Zenpep®, Canasa®, Carafate®, Pylera®, Rectiv®, Viokace®, Ultresa®, Lacteol®, Delursan®, Panzytrat® and Salofalk®. Aptalis also formulates and develops enhanced pharmaceutical and biopharmaceutical products through the use of its proprietary technology platforms.

With this acquisition, the Company gained numerous strategic benefits, including an increased presence both domestically and internationally, expansion of its key therapeutic areas and customer base, a positive impact on its financial condition in the current period and moving forward and an opportunity to realize greater efficiencies in its operations.

The acquisition of Aptalis had no impact on the Company’s Condensed Consolidated Financial Statements as of and for the periods ended December 31, 2013 and 2012. The preparation of the closing balance sheet for Aptalis is currently underway and the Company will perform valuation procedures to determine the fair value of assets acquired and liabilities assumed upon completion of the closing balance sheet. As such, the information necessary to determine the fair value of assets acquired and liabilities assumed is not yet available.

$1.8 billion aggregate principal senior unsecured notes

In conjunction with the acquisition of Aptalis, the Company issued a private placement offering of $1.8 billion aggregate principal amount of senior unsecured notes on January 31, 2014 to fund the acquisition. This comprised of $1.05 billion aggregate principal amount of its 4.375% senior unsecured notes due 2019 and $750 million aggregate principal amount of its 4.875% senior unsecured notes due 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Aptalis Holdings Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Aptalis Holdings Inc. and its subsidiaries (“Aptalis”) at September 30, 2013, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Aptalis’ management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

December 16, 2013

APTALIS HOLDINGS INC.

Consolidated Balance Sheet

(in thousands of U.S. Dollars, except share related data)

September 30, 2013
$
Assets
Current assets
Cash and cash equivalents	229,903
Accounts receivable, net (Note 8)	86,234
Income taxes receivable (Note 10)	5,963
Inventories, net (Note 9)	61,059
Prepaid expenses and other current assets	9,832
Deferred income taxes, net (Note 10)	8,176

Total current assets	401,167
Property, plant and equipment, net (Note 11)	95,470
Intangible assets, net (Note 12)	589,173
Goodwill (Note 12)	180,058
Deferred debt issue expenses, net of accumulated amortization of $18,959	22,454
Deferred income taxes, net (Note 10)	52,895

Total assets	1,341,217

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 13)	188,896
Income taxes payable (Note 10)	10,354
Current portion of long-term debt (Note 14)	9,500
Deferred income taxes, net (Note 10)	52,895

Total current liabilities	261,645
Long-term debt (Note 14)	911,844
Other long-term liabilities (Notes 4 and 6)	56,086
Deferred income taxes (Note 10)	64,997

Total liabilities	1,294,572
Commitments and contingencies (Note 22)
Shareholders’ Equity
Capital stock (Note 15)
Common shares, par value $0.001; 100,000,000 shares authorized: 67,696,126 issued and outstanding	67
Accumulated deficit	(596,724)
Additional paid-in capital	691,378
Accumulated other comprehensive loss (Note 16)	(48,076)

Total shareholders’ equity	46,645

Total liabilities and shareholders’ equity	1,341,217

The accompanying notes are an integral part of the consolidated financial statements.

APTALIS HOLDINGS INC.

Consolidated Statement of Operations

(in thousands of U.S. Dollars, except share related data)

Year Ended September 30, 2013
$
Net product sales	667,697
Other revenue	20,209

Total revenue	687,906

Cost of goods sold (a)	146,565
Selling and administrative expenses (a)	172,495
Management fees (Note 21)	7,021
Research and development expenses (a)	65,509
Depreciation and amortization (Note 16)	94,762
Fair value adjustments to intangible assets and contingent consideration (Notes 4 and 12)	10,001
Gain on disposal of product line (Note 7)	(1,000)
Transaction, restructuring and integration costs (Note 5)	2,498

Total operating expenses	497,851

Operating income	190,055

Financial expenses (Note 16)	68,777
Interest and other income	(412)
Loss on foreign currencies	140

Total other expenses	68,505

Income before income taxes	121,550
Income tax expense (Note 10)	34,698

Net income	86,852

Net income per share (Note 23)
Basic	$1.28
Diluted	$1.26
Weighted average shares outstanding (Note 23)
Basic	67,987,312
Diluted	69,174,681

(a)	Excluding depreciation and amortization

The accompanying notes are an integral part of the consolidated financial statements.

APTALIS HOLDINGS INC.

Consolidated Statement of Comprehensive Income

(in thousands of U.S. dollars)

September 30, 2013
$
Net income	86,852
Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of taxes of $(1,467)	7,081
Fair value adjustments of hedging contracts:
Unrealized loss arising during period, net of taxes of $78	(131)
Reclassification to earnings for realized losses, net of taxes of ($2,097) (Notes 19 and 24)	3,478

Net change	3,347
Other comprehensive income	10,428

Comprehensive income	97,280

The accompanying notes are an integral part of the consolidated financial statements.

APTALIS HOLDINGS INC.

Consolidated Statement of Shareholders’ Equity (in thousands of U.S. dollars, except share related data)

	Common Shares		Accumulated Deficit	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity (Deficit)
	Shares	Amount
	(number)	$	$	$	$	$
Balance, October 1, 2012	67,789,341	67	(683,033)	682,246	(58,504)	(59,224)
Net income	—	—	86,852	—	—	86,852
Other comprehensive income	—	—	—	—	10,428	10,428
Buy-back of shares	(149,023)	—	(543)	(569)	—	(1,112)
Stock-based compensation expense	—	—	—	1,995	—	1,995
Stock-based compensation on exercised options	54,008	—	—	473	—	473
Reclassification of stock-based compensation awards from liability to equity	—	—	—	7,233	—	7,233
Shares issued for cash	1,800	—	—	—	—	—

Balance, September 30, 2013	67,696,126	67	(596,724)	691,378	(48,076)	46,645

The accompanying notes are an integral part of the consolidated financial statements.

APTALIS HOLDINGS INC.

Consolidated Statement Of Cash Flows

(in thousands of U.S. dollars)

2013
$
Cash flows from operating activities
Net income	86,852
Adjustments to reconcile net income to cash flows from operation activities:
Accretion expenses on amounts payable for the Mpex transaction	1,822
Other non-cash financial expenses	7,302
Depreciation and amortization	94,762
Stock-based compensation expense	2,847
Loss on disposal of product line and write-down of assets	193
Fair value adjustments to intangible assets and contingent consideration (Note 12)	10,001
Non-cash gain on foreign exchange	(116)
Change in fair value of derivatives	(385)
Deferred income taxes	(8,834)
Other non-cash adjustment related to PEPs withdrawal	(121)
Changes in assets and liabilities:
Accounts receivable	15,630
Income taxes receivable	(1,312)
Inventories	(14,461)
Prepaid expenses and other current assets	3,229
Accounts payable and accrued liabilities	10,075
Other long-term liabilities	(28,127)
Income taxes payable	(16,028)

Net cash provided by operating activities	163,329

Cash flows from investing activities
Business acquisition, net of cash acquired (Note 4)	(20,000)
Acquisition of property, plant and equipment	(12,034)
Disposal of property, plant and equipment	28

Net cash used in investing activities	(32,006)

Cash flows from financing activities
Repayment of long-term debt	(10,488)
Deferred debt issue expenses	(2,457)
Payments of contingent consideration related to Rectiv	(3,138)
Buy-back of shares	(1,112)
Proceeds from exercise of options	473

Net cash provided used in financing activities	(16,722)

Foreign exchange gain on cash held in foreign currencies	292

Net increase in cash and cash equivalents	114,893
Cash and cash equivalents, beginning of year	115,010

Cash and cash equivalents, end of year	229,903

The accompanying notes are an integral part of the consolidated financial statements.

1. Governing Statutes, Description of Business and Basis of Presentation

Aptalis Holdings Inc. (formerly Axcan Holdings Inc.) is a corporation incorporated on January 10, 2008, under the General Corporation Law of the State of Delaware. The corporation and its subsidiaries (together, “Aptalis”) commenced active operations with the purchase, through a wholly owned subsidiary, on February 25, 2008 of all of the outstanding common shares of Axcan Pharma Inc., a company incorporated under the Canada Business Corporations Act. Aptalis provides innovative, effective therapies for unmet medical needs including cystic fibrosis and gastrointestinal disorders. Aptalis has manufacturing and commercial operations in the United States, the European Union and Canada. Aptalis also formulates and clinically develops enhanced pharmaceutical and biopharmaceutical products for itself and others using its proprietary technology platforms including bioavailability enhancement of poorly soluble drugs, custom release profiles, and taste-masking/orally disintegration tablet (ODT) formulations.

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and are presented in U.S. dollars, the reporting currency. The financial statements reflect all adjustments (including those that are normal and recurring) that are necessary for a fair presentation of the results of operations for the periods shown. Certain prior period amounts have been reclassified to conform to the current period presentation, most notably, Aptalis has reclassified its presentation of fair value adjustments related to contingent consideration payable relating to business combinations from financial expenses to operating expenses within its consolidated statement of operations. These reclassifications did not change net income, total or net assets or cash and were not material.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principle requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements, and also affect the recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include those related to the fair value of acquired assets and businesses, including the fair value of contingent consideration, the changes recorded in conjunction with ceasing of distributing pancreatic enzyme products, allowances for accounts receivable, inventories, reserves for product returns, rebates, chargebacks and distribution service agreement fees, including those related to U.S. healthcare reform, the classification of intangible assets between finite life and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, reporting unit fair values in testing goodwill for impairment, stock-based compensation costs, pending legal settlements, the establishment of provisions for income taxes including the realizability of deferred tax assets and restructuring costs. The estimates are made using the historical information and other relevant factors available to management. Aptalis reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which Aptalis sells its products, changes in the health care environment and regulations, foreign exchange and managed care consumption patterns.

Principles of consolidation

These financial statements include the accounts of Aptalis Holdings Inc. and its wholly-owned subsidiaries, the most significant being Aptalis Pharma Canada Inc., Aptalis Pharma U.S. Inc., Aptalis Pharmatech Inc., Aptalis Pharma Srl, Aptalis Pharma Ltd. and Aptalis Pharma S.A. Intercompany balances and transactions have been eliminated on consolidation.

Revenue recognition

Aptalis recognizes revenue from sales of products at the time title of goods passes to the customer and the customer assumes the risks and rewards of ownership, after the product has been delivered to the customer, persuasive evidence of an arrangement with the customer exists, the products’ price is fixed or determinable, and collectability is reasonably assured. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates, product returns and distribution service agreement fees are recorded as a deduction of product sales revenues at the time such revenues are recognized. These revenue deductions are established by Aptalis at the time of sale, based on historical experience adjusted to reflect known changes in the factors that impact such reserves such as contract changes, volume tiers being met, or changes in actual experience. In certain circumstances, returns of products are allowed under Aptalis’ policy and provisions are maintained accordingly. These revenue deductions are generally reflected as an addition to accrued liabilities. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue and classified in accounts payable and accrued expenses.

Aptalis presents, on a net basis, taxes collected from customers and remitted to governmental authorities; that is, they are excluded from revenues.

Other revenue, which includes revenue from collaborative agreements, consists primarily of payments for research and development services, up-front fees, milestone payments and royalty payments. Aptalis enters into arrangements for the license, research and development, manufacture and/or commercialization/supply of products and product candidates utilizing Aptalis’ technology platforms. Non-refundable up-front license fees where continuing involvement is required of Aptalis are deferred and recognized in revenue over the related performance period. Aptalis estimates its performance period based on the specific terms of each agreement, and adjusts the performance periods, if appropriate, based on the applicable facts and circumstances. Periodic payments are recognized as revenue over the period and proportionate to the performance of the related activities under the terms of the agreements. Aptalis immediately recognizes the full amount of developmental milestone payments due to it upon the achievement of the milestone event if the event is substantive, objectively determinable, and represents an important point in the development life cycle of the product. Payments for achieving milestones which are not considered substantive are deferred and recognized in revenue over the related performance period. Such payments have not been material in the periods presented.

Royalty revenue from licensees are based on third party sales of licensed products, and recognized as earned in accordance with the contract terms when third party sales can be reliably measured and collection is reasonably assured.

Amounts recognized under collaborative arrangements consisted of the following:

September 30, 2013
$
Net product sales	4,804
Other revenue	10,836

Total	15,640

Business and asset acquisitions

The consolidated financial statements include the operations of an acquired business after the completion of the acquisition. Acquired businesses are accounted for using the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recorded at the date of acquisition at their fair values. Any excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill. If the acquired net assets do not constitute a business, the transaction is accounted for as an asset acquisition and no goodwill is recognized.

Contingent consideration payable for an acquired business, if any, is included as part of the acquisition cost and is recognized at fair value as of the acquisition date. Any liability resulting from contingent consideration is remeasured to fair value at each reporting date until the contingency is resolved. These changes in fair value are recognized in operating income. Contingent consideration payable in an asset acquisition, if any, is recognized as a charge to operating income in the period incurred.

Cash and cash equivalents

Cash and cash equivalents consist of U.S. Treasury backed securities, bank deposits, time deposits and money market funds. Cash equivalents are primarily highly liquid short-term investments with maturities of three months or less at the time of purchase and are recorded at cost, which approximates fair value.

Accounts receivable

The majority of Aptalis’ accounts receivable is due from companies in the pharmaceutical industry including major U.S. wholesalers of pharmaceutical products. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Aptalis determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Aptalis’ previous loss history, the customer’s current ability to pay its obligation to Aptalis and the condition of the general economy and the industry as a whole. Aptalis writes off accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to bad debt expense.

Inventory valuation

Inventories of raw materials and packaging material are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. Cost for work in progress and finished goods include raw materials, direct labor, subcontracts and an allocation for overhead. Allowances are maintained for slow-moving inventories based on the remaining shelf life of products and estimated time required to sell such inventories. Obsolete inventory and rejected products are written-off to cost of goods sold.

Inventory costs associated with products that have not yet received regulatory approval are capitalized if Aptalis believes there is probable future commercial use and future economic benefit. If future commercial use and future economic benefit are not considered probable, then costs associated with pre-launch inventory that has not yet received regulatory approval are expensed as research and development expense during the period the costs are incurred. Aptalis could be required to expense previously capitalized costs related to pre-approval inventory if the probability of future commercial use and future economic benefit changes due to denial or delay of regulatory approval, a delay in commercialization, or other factors.

Research and development

Research and development (“R&D”) expenses are expensed as incurred. These expenses include the costs of Aptalis’ proprietary R&D efforts, as well as costs incurred in connection with certain co-development contracts. Upfront and milestone payments made to third parties in connection with agreements with third parties (or research and development collaborations) are expensed as incurred up to the point of regulatory approval, in the absence of an alternative future use. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in intangible assets.

In-process research and development

In-process research and development (“IPR&D”) represents the fair value assigned to incomplete research and development projects acquired in a business combination or asset acquisition which, at the time of acquisition, are determined to have no alternative future use. The fair value of IPR&D projects acquired in a business combination are capitalized as indefinite lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Conversely, the fair value of IPR&D projects acquired as part of an asset acquisition is expensed on acquisition.

Depreciation and amortization

Property, plant and equipment and intangible assets with a finite life are reported at acquisition cost, less accumulated depreciation and amortization, and are generally depreciated or amortized over their estimated useful lives according to the straight-line method over the following periods:

Buildings	10 to 36 years
Machinery, equipment and office furnishings	3 to 10 years
Automotive equipment	2 to 5 years
Computer equipment and software	1 to 7 years
Leasehold improvements	3 to 10 years
Trademarks, trademark licenses, manufacturing rights and other	5 to 20 years

Impairment of long lived-assets and goodwill

The value of goodwill and intangible assets with an indefinite life are subject to an annual impairment test. Indefinite-life intangible assets and goodwill are tested for impairment more often, when events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable.

The intangible assets with a finite life and property, plant and equipment are subject to an impairment test whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Aptalis compares the carrying value of the unamortized portion of property, plant and equipment and intangible assets with a finite life to estimated future undiscounted cash flows. If the carrying value exceeds the estimated undiscounted future cash flows, an impairment exists. An impairment loss measured as the excess of the carrying value over the fair value, based on the related estimated discounted future cash flows, is recorded in earnings and the cost basis is adjusted.

Aptalis tests goodwill for impairment at a reporting unit level by first assessing a range of qualitative factors, including but not limited to macroeconomic conditions, industry conditions, the competitive environment, changes in the market for Aptalis’ products, regulatory and political developments, entity specific factors such as strategy and changes in key personnel, and overall financial performance. If after completing this assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, Aptalis proceeds to a two-step impairment testing process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Measurement of the fair value of a reporting unit may be based on one or more fair value measures including present value technique of estimated future cash flows and estimated amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties. If the carrying amount of the reporting unit exceeds the fair value, step two requires the fair value of the reporting unit to be allocated to the underlying tangible and intangible assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the goodwill of the reporting unit exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in earnings.

In the fiscal fourth quarter, Aptalis conducted a qualitative assessment for its annual goodwill impairment test for the year ended September 30, 2013, noting no impairment. As further disclosed in Note 12, Aptalis impaired its Rectiv and Lamictal intangible assets in the fourth quarter of the fiscal year ended September 30, 2013.

Income taxes

Income taxes are calculated using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized to account for the estimated taxes that will result from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Deferred income tax assets and liabilities are measured based on enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Adjustments to the deferred income tax asset and liability balances are recognized in net income as they occur.

Aptalis conducts business in various countries throughout the world and is subject to tax in numerous jurisdictions. As a result of its business activities, Aptalis files a significant number of tax returns that are subject to examination by various federal, state and local tax authorities. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by Aptalis and this may require several years to resolve.

Selling and administrative expenses

Selling and administrative expenses include shipping and handling expenses, other than distribution service agreement fees, costs of marketing, advertising, information technology and the associated employee compensation. Distribution service agreement fees are deducted from revenue. Advertising costs are expensed as incurred.

Restructuring costs

Aptalis incurs restructuring charges in connection with acquisitions when it implements plans to restructure and integrate the acquired operations or in connection with cost-reduction initiatives that are initiated from time to time. Termination costs are a significant component of restructuring costs and are generally recorded when the actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period.

Foreign currency translation

Aptalis has operations in the United States of America, Canada and some European Union countries, the most significant of which are France, Italy and Ireland. For foreign subsidiaries where the local currencies have been determined to be the functional currency, the net assets of these subsidiaries are translated into U.S. dollars for consolidation purposes using the current rate method. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date and revenues and expenses are translated using the average exchange rate for the period. The resulting gains and losses arising from the translation of the financial statements of subsidiaries are deferred in a cumulative foreign currency translation adjustments account reported as a component of Other comprehensive income in the Consolidated Statement of Comprehensive Income

Deferred debt issue expenses

Financing costs incurred in connection with the issuance of debt are deferred and included in deferred debt issue expenses on the Consolidated Balance Sheet and are presented net of amortization. These financing costs are being expensed over the terms of the respective debt using the effective interest method and included in financial expenses in the Consolidated Statement of Operations.

Fair value measurements

As summarized on Note 20, Fair Value Measurements, Aptalis recognizes and measures certain financial costs and liabilities on a fair value basis. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Aptalis has not used any level 1 measurement to prepare these financial statements.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 2 derivative instruments are valued using an Overnight Indexed Swap (OIS) discount curve, the London Interbank Offered Rate (LIBOR) forward curve and volatility surface.

Level 3—Inputs that are unobservable and significant to the overall fair value measurement.

Aptalis uses level 3 measurements, which consist primarily of present value probability weighted cash flow projections and other relevant valuation techniques.

If the inputs used to measure the financial assets and financial liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Derivative instruments and hedging activities

Aptalis formally documents all relationships between hedging instruments and hedged items contemporaneously, as well as its risk management objective and strategy for undertaking various hedge transactions.

Aptalis records all derivatives on the balance sheets at fair value. Derivative instruments are recorded as assets or liabilities, depending on its rights or obligations under the applicable derivative contract. The accounting for changes in the fair value of derivatives depends on the intended use of the derivatives, whether Aptalis has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. Aptalis may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or it elects not to apply hedge accounting.

Aptalis has designated its interest rate swaps and interest rate cap as cash flow hedges of interest rate risk (Note 19). On an ongoing basis, Aptalis assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. Hedge ineffectiveness, if any, is immediately recognized in earnings.

Stock incentive plans

Aptalis recognizes stock-based compensation expense related to stock options granted to employees and directors for their services on the Board of Directors based on the estimated fair value of each stock option on the date of grant, net of estimated forfeitures, using the Black-Scholes option-pricing model for service-based options and the Monte Carlo simulation model for performance based options. The grant date fair value of awards subject to service-based vesting, net of estimated forfeitures, is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. All stock-based awards are approved by the Board of Directors prior to the grant.

Net income per share

Basic income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if stock options and restricted stock units granted under Aptalis’ stock compensation plans were exercised or converted into common stock using the treasury stock method.

3. Recently Issued Accounting Standards

In July 2013, the Financial Accounting Standards Board (“FASB”) issued a clarification regarding the presentation of an unrecognized tax benefit related to a net operating loss carryforward, a similar tax loss or a tax credit carryforward. Under this new standard, the liability related to an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset if available under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position. Otherwise, the unrecognized tax benefit should be presented in the financial statements as a separate liability. The assessment is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. Aptalis is still determining the impact of this standard on the presentation of both Aptalis’ deferred tax assets and income taxes payable.

In July 2013, the FASB issued guidance that permits the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury rate and London Interbank Offered Rate (“LIBOR”). In addition, the restriction on using different benchmark rates for similar hedges is removed. The provisions of this guidance are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this guidance is not expected to have a material impact on Aptalis’ consolidated financial statements.

In March 2013, the FASB issued guidance on foreign currency matters on parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. This amendment clarifies the timing of release of currency translation adjustments from accumulated other comprehensive income upon deconsolidation or derecognition of a foreign entity, subsidiary or a group of assets within a foreign entity and in step acquisitions. This guidance is effective prospectively for reporting periods beginning after December 15, 2013, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on Aptalis’ consolidated financial statements.

In February 2013, the FASB issued guidance on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance also requires an entity to disclose the nature and amount of those obligations. These amendments are effective for reporting periods beginning after December 15, 2013, with early adoption permitted. Retrospective application is required. The adoption of this guidance is not expected to have a material impact on Aptalis’ consolidated financial statements.

In February 2013, the FASB issued guidance on presentation of comprehensive income and requires an entity to present, either on the face of the financial statement or in the notes, the effects of significant amounts reclassified out of accumulated other comprehensive income on the respective line items of net income and to cross-reference to other required disclosures, where applicable. These disclosure requirements are effective for reporting periods beginning after December 15, 2012, with early adoption permitted. The adoption of this guidance will require enhanced disclosures and is not expected to have a material impact on Aptalis’ consolidated financial statements.

In January 2013, the FASB issued guidance that limits the scope of existing disclosure requirements about offsetting assets and liabilities to derivatives, repurchase agreements, and securities borrowings and securities lending transactions that are either offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. These amendments are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The adoption of this guidance will require enhanced disclosures and is not expected to have a material impact on Aptalis’ consolidated financial statements.

In July 2012, the FASB issued guidance to simplify how entities test indefinite-lived intangible assets other than goodwill for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that an indefinite-lived asset is impaired, entities must perform the quantitative impairment test. Otherwise, the quantitative test is optional. The amended guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this guidance has not had a material impact on Aptalis’ consolidated financial statements.

4. Business Combinations

Acquisition of Rectiv

On December 28, 2011 (or the “Rectiv Acquisition Date”), Aptalis entered into a license agreement with Strakan International S.A.R.L. and Prostrakan Inc. (collectively “ProStrakan”) to acquire the exclusive rights and related business and supply agreement to commercialize Rectiv (nitroglycerin) Ointment 0.4% (“Rectiv”) in the U.S (the “Rectiv Transaction”). In addition, Aptalis and ProStrakan have the right to undertake development work with respect to Rectiv. Rectiv received FDA approval in June 2011 and is indicated for the treatment of moderate to severe pain associated with chronic anal fissure. On January 10, 2012, Aptalis made an upfront payment to ProStrakan of $20,000,000 as well as an additional milestone payment of $20,000,000 paid in December 2012. Aptalis is required to pay a series of potential milestones up to $40,000,000 upon the achievement of certain sales milestones and double-digit royalties on net sales of Rectiv. The next milestone payment of $5,000,000 is payable upon the achievement of $25,000,000 of sales in any calendar year. Aptalis has also entered into a separate supply agreement with ProStrakan and has the ability to change its source of supply of the product in the future. Aptalis began shipping Rectiv during the quarter ended March 31, 2012.

The Rectiv Transaction has been accounted for as a business combination under the acquisition method of accounting. The fair value of the consideration payable was determined to be $139,200,000 as of the acquisition date comprising of non-contingent milestones of $38,878,000 and contingent milestones and royalty payments of $100,322,000. The current and long-term portions of consideration payable were determined to be $43,478,000 and $95,722,000 respectively and are reflected within accounts payable and accrued liabilities and other long-term liabilities respectively. The total fair value of the consideration transferred was assigned to trademark license intangible asset valued at $139,200,000. The trademark license intangible asset was assigned an estimated useful life of approximately eight years and is amortized on a straight-line basis.

Aptalis determined the Rectiv Acquisition Date fair value of the contingent consideration based on a probability weighted income approach. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. These inputs include the estimated amount and timing of projected cash payments, the probability of the achievement of future milestone events, the risk-adjusted discount rate used to present value the probability-weighted cash flows, revenue estimates and other factors. These inputs are significant assumptions and changes in the fair value of the contingent consideration obligation may result from changes in discount periods and rates, changes in the timing and amount of revenue estimates and changes in probability assumptions with respect to the likelihood of achieving the various milestone criteria. A 1% change in the discount rate, assuming all other assumptions remain consistent, would result in a change of $1,100,000 to the contingent consideration obligation. A 10% change in the projected cash flows, assuming all other assumptions remain consistent, would result in a change of $4,700,000 to the contingent consideration obligation.

On a quarterly basis at each reporting date, the contingent consideration liability is measured at fair value with changes recorded in operating income. Due to the continuing effects of Rectiv sales having performed below expectations, during the fourth quarter of the fiscal year ended September 30, 2013, Aptalis revisited its long-term projection assumptions used in its assessment of the carrying value of its intangible asset and its contingent consideration liability relating to Rectiv. These changes to long-term projection assumptions were made as a result of ongoing competition from compounding pharmacies as well as the issue surrounding the introduction of the Compounding Quality Act (“CQA”), which was introduced during the fourth quarter of fiscal year 2013 and was signed into law on November 27, 2013. As a result of this analysis, Aptalis recorded an impairment charge of $65,250,000 relating to its Rectiv intangible assets, which is further described in Note 12. Aptalis also recorded a change in the fair value of the contingent consideration which reduced the liability by $74,707,000 for the year ended September 30, 2013. These two offsetting adjustments along with accretion expense described below were recorded as fair value adjustments to intangible assets and contingent consideration within Aptalis’ consolidated statement of operations.

As of September 30, 2013, the fair value of the contingent consideration liability was $29,594,000. Aptalis recorded an accretion expense of $13,000,000 for the year ended September 30, 2013. As of September 30, 2013, total consideration payable was $29,594,000 of which $25,764,000 was included in other long- term liabilities and $3,830,000 was included in accounts payable and accrued expenses.

During the quarter ended March 31, 2012, Aptalis shipped Rectiv™ to wholesalers and began detailing this product to physicians. Because of the inherent difficulties in estimating returns for product launches of product in new indications, as well as the potential impact of retroactive rebate adjustments during the launch phase, Aptalis had recognized revenue for Rectiv based upon prescription pull- through. Effective May 2013, Aptalis discontinued deferring revenue and started to recognize revenue for Rectiv when the product is delivered to the customer. This change in revenue recognition methodology resulted in the recognition of $1,517,000 of deferred revenue being recognized into earnings in the fiscal year ended September 30, 2013.

5. Restructuring and Integration

Acquisition related cost-rationalization and integration initiatives

Aptalis has initiated restructuring measures in conjunction with the integration of the operations of Eurand as well as within its ongoing legacy operations. These measures are intended to capture synergies and generate cost savings across Aptalis.

Restructuring actions taken thus far include workforce reductions across Aptalis and other organizational changes. These reductions come primarily from the elimination of redundancies and consolidation of staff in the sales and marketing, manufacturing, research and development, and general and administrative functions, as well as from the closure of Eurand’s manufacturing facility in Nogent-Oise, France.

Aptalis recorded a restructuring expense of $1,925,000 during the year ended September 30, 2013 related to planned employee termination costs included in Transaction, restructuring and integration on the consolidated statements of operations. Employee termination costs are generally recorded when the actions are communicated, probable and estimable, and include accrued severance benefits and health insurance continuation, many of which may be paid out during periods after termination.

The following table summarizes the restructuring liability activity related to the Eurand Transaction through September 30, 2013:

September 30, 2013
$
Balance, beginning of year	770
Expense	1,925
Payments	(2,256)

Balance, end of year	439

Aptalis has incurred integration costs of $573,000 during the year ended September 30, 2013 representing certain external incremental costs directly related to integrating the Eurand business and primarily include expenditures for consulting and systems integration. Aptalis has completed phase 1 of its initiative to optimize its enterprise resource planning systems across the organization in fiscal year 2012 and Aptalis launched phase 2 during the three months ended December 31, 2012 and this initiative is ongoing. Restructuring and integration costs are included in Transaction, restructuring and integration costs in the accompanying consolidated statements of operations.

6. Acquisitions, Research Collaborations and License Agreements

Agreements with Mpex Pharmaceuticals Inc. for acquisition and development of APT-1026

On April 11, 2011, Aptalis and its affiliate, Axcan Lone Star Inc., entered into a series of agreements with Mpex Pharmaceuticals Inc. (“Mpex”) for the acquisition and development of APT-1026 (the “Mpex Transaction”), a proprietary aerosol formulation of levofloxacin, which recently completed Phase 3 clinical trials for the treatment of pulmonary infections in patients with cystic fibrosis (CF). Subsequently on August 31, 2011, under the terms of these agreements, Aptalis and Aptalis Merger Sub acquired all of Mpex’s assets related to APT-1026 in a merger of Mpex with and into Aptalis Merger Sub, with Mpex being the surviving corporation and a direct, wholly owned unrestricted subsidiary of Aptalis. Prior to the merger, Mpex transferred all of its assets not related to APT-1026 to Rempex Pharmaceuticals Inc. (“Rempex”), a newly formed company that is owned primarily by the previous Mpex stockholders. Total consideration in relation to the Mpex Transaction consists of (i) time-based, non-contingent payments amounting to $62,500,000 to be paid in a number of installments, of which $37,500,000 has been paid to date, plus (ii) contingent payments of up to $195,000,000 upon the achievement of certain regulatory and commercial milestones, such as, acceptance for substantive review of an NDA or foreign equivalent, EU approval or U.S. approval and certain net sales milestones and (iii) earn-out payments based on net sales of APT-1026. Indemnity obligations of the Mpex security holders will be satisfied by set-off against a portion of the foregoing merger consideration payments. The final installments on the time-based non-contingent payments of $25,000,000 are due in the fiscal year ending September 30, 2014. On November 1, 2013, Aptalis paid $15,000,000 of these remaining installments. Also, in November 2013, Aptalis filed a Marketing Authorization Application with the EMA. Upon acceptance for substantive review, a development milestone of $10,000,000 would be due within 10 days of acceptance. The Mpex transaction was accounted for as an asset acquisition as Mpex did not entail the necessary processes or outputs to qualify as a business as defined in GAAP. Aptalis reached the conclusion that Mpex was an asset acquisition because it obtained the rights to access inputs through its co- development of pre-clinical intellectual property and did not employ Rempex’s scientists. Aptalis did not acquire processes that are capable of producing outputs given the intellectual property was early-stage. Given that the intellectual property acquired was still in development, it requires significant development effort by Aptalis and the scientists retained by the seller in order to produce outputs. Additionally, any substantive decisions related to APT-1026 required the approval of the development steering committee, which had equal representation from Aptalis and Rempex.

The further development of APT-1026 was conducted pursuant to the terms of the Development Agreement dated April 11, 2011, which was subsequently amended on October 25, 2013 among Aptalis, Aptalis Merger Sub and Mpex. Since the completion of the divestiture of assets and liabilities unrelated to APT-1026 (the “Divestiture”) to Rempex, Rempex has assumed all of Mpex’s obligations under the Development Agreement. Under the Development Agreement, Mpex (and after the Divestiture, Rempex) has been paid for the actual development costs of APT-1026 and has had primary responsibility for conducting day-to-day development activities. During the year ended September 30, 2013, Aptalis expensed $11,955,000 in research and development related to the development of APT-1026. As of September 30, 2013, $24,540,000 representing the amount accrued for the non-contingent payments payable under the Option and Merger agreements, is included in accounts payable and accrued liabilities. During the year ended September 30, 2013, Aptalis made milestone payments of $12,000,000 related to this liability.

On July 18, 2012, Aptalis received preliminary data on the placebo-controlled phase III clinical trial for U.S. approval for APT-1026. Aptalis’ initial analysis of this data showed that the clinical trial did not meet its primary endpoint, time to exacerbation, while it demonstrated efficacy in key secondary endpoints. Aptalis recently completed its second active controlled phase III clinical trials for EU approval where APT-1026 was compared to tobramycin. In this trial, the primary endpoint, non-inferiority versus tobramycin in lung function, was met and efficacy in key secondary endpoints was also demonstrated. Aptalis has determined to take the next steps toward a regulatory filing for APT-1026 in the EU. On Friday, November 29, 2013, Aptalis filed the Marketing Authorization Application (MAA) in Europe, via the Centralized procedure, for APT-1026 (APT-1026, levofloxacin 240 mg Nebulizer Solution), a new formulation of levofloxacin for inhalation for the long-term management of chronic Pseudomonas aeruginosa infection in cystic fibrosis.

7. Disposal of the PHOTOFRIN/PHOTOBARR Product line

On March 28, 2011, Aptalis entered into a definitive agreement with Pinnacle Biologics, Inc., which acquired all global assets and rights related to PHOTOFRIN/PHOTOBARR, including inventory, for non-contingent payments amounting to $4,252,000. In addition to the non-contingent payments, additional payments shall be made to Aptalis after the achievement of certain milestones events. Aptalis will also be paid royalties on annual net sales of PHOTOFRIN/ PHOTOBARR. Consideration for additional contingent payments to be made to Aptalis shall be recorded as a gain in the period in which they are received. Aptalis received milestone payments of $1,000,000 during the year ended September 30, 2013 and recorded a gain.

8. Accounts Receivable

September 30, 2013
$
Trade accounts receivable, net of allowance for doubtful amounts of $491 a)	80,736
Taxes receivable	1,690
Other, net of allowance for doubtful amounts of $0	3,808

86,234

Aptalis believes that there is no unusual exposure associated with the collection of these accounts receivable.

a)	At September 30, 2013, the accounts receivable include amounts receivable from three major customers which represent approximately 68% of Aptalis’ total trade accounts receivable (Note 17).

9. Inventories

September 30, 2013
$
Raw materials and packaging materials, net of reserve for obsolescence of $555	22,543
Work in progress, net of reserve for obsolescence of $449	9,479
Finished goods, net of reserve for obsolescence of $981	29,037

61,059

10. Income Taxes

Income taxes included in the Consolidated Statement of Operations are as follows:

September 30, 2013
$
Current	43,532

Deferred
Increase and reversal of temporary differences	(8,834)
(8,834)

34,698

Domestic
Current	363
Deferred	(1,868)

(1,505)

Foreign
Current	43,169
Deferred	(6,966)

36,203

34,698

Aptalis’ effective income tax rate of 28.55% for the year ended September 30, 2013 differs from the U.S. statutory federal income tax rate of 35.00%. This difference arises from the following:

	September 30, 2013
	%	$
Combined statutory rate applied to pre-tax income	35.00	42,543
Increase (decrease) in taxes resulting from:
Difference with foreign tax rates	(20.42)	(24,826)
Unrecognized outside basis difference for foreign subsidiaries	25.35	30,810
Previously unrecognized outside basis difference for foreign subsidiaries	83.09	101,000
Foreign tax credits	(46.33)	(56,313)
Tax benefit arising from a financing structure	(13.61)	(16,547)
Non-deductible items	1.06	1,287
Research and development tax credits	(3.50)	(4,253)
State taxes	0.18	216
Change in valuation allowance	(30.36)	(36,900)
Other	(1.91)	(2,319)

	28.55	34,698

On September 30, 2013, Aptalis has elected under applicable provisions of the Internal Revenue Code to recharacterize foreign taxes previously deducted as foreign tax credit carry forwards. The net adjustment resulting from the changes to the net operating loss carry forward deferred tax assets and the foreign tax credit carry forward deferred tax assets is presented in the effective rate reconciliation above.

As of September 30, 2013, Aptalis had approximately $287,000,000 of unremitted earnings in respect to its international subsidiaries. As a result of the distribution made to the shareholders in October 2013, cash was repatriated from certain of Aptalis’ foreign subsidiaries. Aptalis commenced the associated income tax planning and other efforts prior to the end of fiscal year 2013 and as such, Aptalis can no longer assert the permanent reinvestment of earnings of its foreign subsidiaries. A deferred income tax liability amounting to $ 101,000,000 on the outside basis of a subsidiary that was not recorded as of June 2013 has been recorded in the fourth quarter of fiscal year 2013. The recognition of such deferred income liability allowed Aptalis to decrease its valuation allowance for the same amount in the US. The repatriation of earnings that was done in the first quarter of fiscal year 2014 will reduce the United States net operating losses and tax credits available by an equivalent amount. While deferred income tax assets will offset this deferred income tax liability, the allocation of the valuation allowance on a pro rata basis resulted in the presentation of current deferred income tax liability and non-current deferred income tax assets of $52,895,000. As of September 30, 2013, the outside tax basis of certain of Aptalis’ foreign subsidiaries exceeded the GAAP basis and, therefore, deferred income tax assets have not been recorded given that the amounts are not projected to reverse in the foreseeable future.

The deferred income tax assets and liabilities result from differences between the tax value and book value of the following items:

September 30, 2013
$
Assets
Inventories	8,975
Accounts payable and accrued liabilities	17,255
Tax credits	129,182
Deferred debt issue expenses	2,133
Other long-term liabilities	9,628
Unused tax losses	122,269
Interest expense deduction	1,435
Stock-based compensation	1,891
Foreign exchange translation	863
Interest rates swap	4,676
Other	979
Liabilities
Prepaid expenses and other current assets	(2,394)
Property, plant and equipment	(4,570)
Intangible assets	(59,862)
Outside basis difference for foreign subsidiaries	(101,000)
Other	(449)

130,991
Valuation allowance	(187,812)

Net deferred income tax liabilities	(56,821)

September 30, 2013
$
Deferred income tax assets—Current	8,176
Deferred income tax assets—Non-Current	52,895
Deferred income tax liabilities—Current	(52,895)
Deferred income tax liabilities—Non-Current	(64,997)

Net deferred income tax liabilities	(56,821)

Current and non-current deferred income tax assets and liabilities within the same jurisdiction are generally offset for presentation in the Consolidated Balance sheets.

As of September 30, 2013, Aptalis had tax benefit carryovers of $122,269,000 relating to operating losses and capital losses and $129,182,000 relating to tax credits which are available to reduce future U.S. federal and state, as well as international, income taxes payable with either an indefinite life in Italy and France or expiring at various times in the United States between 2016 and 2032. Certain of Aptalis’ U.S. net operating losses are subject to limitations under Internal Revenue Code Section 382.

As of September 30, 2013, net operating losses in the U.S. at the federal level amounted to $236,021,000 that will expire at various date between 2016 and 2032, of which $90,101,000 are restricted under IRC 382. As of September 30, 2013, Aptalis had tax benefits amounting to $129,250,000 relating to tax credits which are available to reduce future U.S. federal income taxes payable which expire at various times between 2016 and 2033. The amount of tax credits restricted under IRC 382 is $9,995,721.

A valuation allowance against deferred tax assets is established when it is not more likely than not that the deferred tax assets will be realized. Based on all available evidence, both positive and negative, Aptalis has determined that it was more likely than not that the deferred tax assets related to substantially all of the U.S. and French cumulative gross net operating loss carry forwards, and certain other deferred assets, would not be realized. The recording of the deferred tax liability related to the outside basis difference for U.S. tax purposes resulted in a reversal of valuation allowance amounting to $101,000,000 in the year ended September 30, 2013. Such release was partially offset by an incremental valuation allowance required on the U.S. foreign tax credits established on September 30, 2013, as a result of Aptalis’ election to recharacterize certain foreign taxes which had previously been deducted and included in net operating loss carryforwards. The total reduction in valuation allowance on a worldwide basis amounted to $36,900,000.

As at September 30, 2013, Aptalis had a total valuation allowance of $187,812,000. The jurisdictions in which Aptalis recorded valuation allowances are the United States for $162,362,000, France for $23,820,000, Canada for $1,016,000 and Italy for $614,000.

In future periods, if the deferred tax assets are determined by management to be more likely than not to be realized, the recognized tax benefits relating to the reversal of the valuation allowance will be recorded in the Consolidated Statements of Operations.

The accounting for uncertainty in income taxes prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. If recognized, the total amount of unrecognized tax benefits of $5,939,000 as at September 30, 2013, would affect Aptalis’ effective tax rate. Aptalis believes that the total amounts of unrecognized tax benefits will not significantly increase or decrease within the next twelve months.

The following table presents a summary of the changes to unrecognized tax benefits:

September 30, 2013
$
Balance, beginning of year	5,885
Additions based on tax positions related to the current year	76
Additions for tax positions of prior year	260
Settlements	(282)

Balance, end of year	5,939

Aptalis has historically recognized interest relating to income tax matters as a component of financial expenses and penalties related to income tax matters as a component of income tax expense. As of September 30, 2013, Aptalis had accrued $1,446,000 for interest relating to income tax matters. There were no amounts recorded for penalties as of September 30, 2013.

Aptalis and its subsidiaries file tax returns in the U.S. federal jurisdiction and various states, local and foreign jurisdictions including Canada and France. In many cases, Aptalis’ uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. Aptalis is subject to federal and state income tax examination by U.S. tax authorities for fiscal years 2006 through 2013. Aptalis is subject to Canadian and provincial income tax examination for fiscal years 2009 through 2013. There are numerous other income jurisdictions for which tax returns are not yet settled, none of which is individually significant.

11. Property, Plant and Equipment

	September 30, 2013
	Cost	Accumulated depreciation	Net
	$	$	$
Land	4,730	—	4,730
Buildings	47,870	9,931	37,939
Machinery, equipment and office furnishings	56,167	15,975	40,192
Automotive equipment	6,216	1,395	4,821
Computer equipment and software	30,996	25,484	5,512
Leasehold improvements	3,689	1,413	2,276

	149,668	54,198	95,470

Acquisitions of property, plant and equipment amount to $20,408,000 for the year ended September 30, 2013.

The cost and accumulated depreciation of equipment under capital leases amount to $6,355,000 and $1,446,000, respectively, in 2013.

12. Goodwill and Intangible Assets

Goodwill

The following table reflects the changes in the carrying amount of goodwill:

September 30, 2013
$
Balance, beginning of year	178,325
Foreign exchange	1,733

Balance, end of year	180,058

Aptalis conducted a qualitative assessment for its annual goodwill impairment test in the fourth fiscal quarter for the year ended September 30, 2013 and noted no impairment.

Intangible assets with a finite life

The following table reflects the gross carrying amount and accumulated amortization roll-forward by major intangible asset class:

	September 30, 2013
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses, patents and other product rights related to commercialized products	818,761	293,427	525,334
Platforms and technologies	69,782	12,941	56,841
Supply agreements	9,668	2,670	6,998

	898,211	309,038	589,173

The following table reflects the changes in the carrying amounts of intangible assets:

	September 30, 2013
	Cost	Accumulated amortization	Net
	$	$	$
Balance, at October 1, 2012	994,767	257,392	737,375
Impairment	(103,654)	(31,946)	(71,708)
Amortization	—	80,801	(80,801)
Foreign exchange	7,098	2,791	4,307

Balance, at September 30, 2013	898,211	309,038	589,173

During the year ended September 30, 2013, Aptalis’ management revised its estimate of the remaining useful life of Canasa intangible assets as a result of certain regulatory events and litigation more thoroughly described in Note 22. This resulted in increased amortization of approximately $1,662,000 during the fiscal year ended September 30, 2013. This change in estimated useful life will increase annual amortization by approximately $5,000,000 over the remaining useful life.

As disclosed in Note 4, a trademark license intangible asset of $139,200,000 resulting from the Rectiv Transaction was recorded in the first quarter of fiscal 2012. Due to the continuing effects of Rectiv sales having performed below expectations, during the fourth quarter of the fiscal year ended September 30, 2013, Aptalis revisited its long-term projection assumptions used in its assessment of the carrying value of its intangible asset and its contingent consideration liability relating to Rectiv. These changes to long-term projection assumptions were made as a result of ongoing competition from compounding pharmacies as well as the issue surrounding the introduction of the Compounding Quality Act (“CQA”), which was introduced during the fourth quarter of fiscal year 2013 and was signed into law on November 27, 2013. As a result of this analysis, Aptalis recorded an impairment charge of $65,250,000 relating to its Rectiv intangible assets. Aptalis also recorded a change in the fair value of the contingent consideration which reduced the liability by $74,707,000 for the year ended September 30, 2013. These two offsetting adjustments along with accretion expense described in Note 4 were recorded as fair value adjustments to intangible assets and contingent consideration within Aptalis’ consolidated statement of operations. As a result of this impairment charge, Aptalis has assigned a new cost base of $43,500,000 for its Rectiv intangible assets as of September 30, 2013.

Similarly, during the fourth quarter of the fiscal year ended September 30, 2013, Actavis Inc. announced that it had received an approval from the U.S. Food and Drug Administration (FDA) on its Abbreviated New Drug Application (ANDA) for Lamotrigine Orally Disintegrating Tablets, a generic equivalent to Lamictal(R) ODT, which Aptalis manufacture for GlaxoSmithKline. As a result of this approval, Management revised its forecasts and determined that Aptalis’ intangible assets recorded in the Eurand transaction related to Aptalis’ supply agreement for Lamictal were impaired. As a result, Aptalis recorded an impairment charge of $6,458,000 related to Aptalis’ Lamictal supply agreement intangible asset.

As of September 30, 2013, the intangible assets with a finite life have a weighted average remaining amortization period of approximately 12 years.

The annual amortization expenses, without taking into account any future acquisitions expected, are as follows:

$
2014	63,429
2015	61,502
2016	61,001
2017	57,892
2018	49,912
2019 and thereafter	295,437

13. Accounts Payable and Accrued Liabilities

September 30, 2013
$
Accounts payable	44,785
Contract rebates, product returns and accrued chargebacks	63,999
Accrued compensation and benefits	24,311
Current portion of purchase consideration on business combination (Note 4)	3,830
Accrued research and development costs	30,414
Accrued royalties	3,254
Deferred revenue	2,179
Other accrued liabilities	16,124

188,896

14. Long-Term Debt

September 30, 2013
$

Senior secured term loans of $926,375 as at September 30, 2013, bearing interest at a rate per annum equal to an applicable margin plus, at Aptalis’ option, either (1) a base rate determined by reference to the highest of (a) the prime rate of Bank of America, N.A., (b) the federal funds effective rate plus 1/2 of 1.00%, and(c) the one-month LIBOR plus 1.00% or (2) LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margins for borrowings under the Senior Secured Term Loan Facility are 3.00% with respect to base rate borrowings and 4.00% with respect to LIBOR borrowings. In addition, the LIBOR and base rate for borrowings under the Senior Secured Term Loan Facility are subject to a floor of 150 basis points and 250 basis points, respectively, secured by substantially all of the present and future assets of Aptalis, payable in quarterly installments, maturing in February 2017, subject to interest rate swap and cap agreements as further disclosed in Note 19

921,344
Installments due within one year	9,500

911,844

Aptalis’ Amended Credit Facilities totaling $1,097,000,000 is comprised of Term B-1 Loans amounting to $750,000,000, Term B2- Loans amounting to $200,000,000 and a Senior Secured Revolving Credit Facility totaling $147,000,000. The Senior Secured Revolving Credit Facility is comprised of $115,000,000 of existing revolving credit commitments that were extended or issued (the “Extended Commitments”) and $32,000,000 of existing revolving credit commitments that were not extended (the “ Unextended Commitments”) pursuant to the Senior Secured Revolving Credit Facility. The Amended Credit Facilities bear interest at a variable rate available composed of either the Federal Funds Rate or the British Banker Association LIBOR, at the option of Aptalis, plus the applicable rate based on the consolidated total leverage ratio of Aptalis and certain of its subsidiaries for the preceding twelve months. The principal amount of the Term B-1 loans and Term B-2 loans amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount with payments beginning in fiscal year 2012. The principal amount outstanding of the Term B-1 loans and Term B-2 loans will be due and payable on February 11, 2017. The principal amount of outstanding loans under the Senior Secured Revolving Facility will be due and payable on February 11, 2016 with respect to Extended Commitments and on February 25, 2014 with respect to Unextended Commitments. As at September 30, 2013, $950,000,000 of term loans comprised of Term B-1 Loans amounting to $750,000,000 and Term B2- Loans amounting to $200,000,000 had been issued of which $926,375,000 remains outstanding. No amounts had been drawn during the year against the revolving credit facility. The term loans were priced at $0.995 and $0.980 respectively, with yields to maturity of 5.6% and 6.0% respectively, before the effect of interest rate hedging transactions as disclosed in Note 19.

On October 4, 2013, Aptalis completed a refinancing of the term loans outstanding under the Amended Credit Facilities further described in Note 24. As a result of the refinancing, Aptalis is not required to make prepayments in the year ended September 30, 2013.

Payments required in each of the next four years from the date of the balance sheet to meet the retirement provisions of the long-term debt are as follows:

$
2014	9,500
2015	9,500
2016	9,500
2017	897,875

926,375
Unamortized original issuance discount	5,031

921,344

15. Stock Incentive Plans

Management equity incentive plan

In April 2008, Aptalis adopted a Management Equity Incentive Plan (the “MEIP”), pursuant to which options are granted to select employees and directors of Aptalis. The MEIP provides that a maximum of 3,833,307 common shares of Aptalis are issuable pursuant to the exercise of options. The per share purchase price cannot be less than the fair value of the common share of Aptalis at the grant date and the option expires no later than ten years from the date of grant. Vesting of these stock options is split into three categories: (1) time-based options: 50% of option grants generally vest ratably over five years and feature a fixed exercise price equal to the fair value of common shares of Aptalis on grant date; (2) premium options: 25% of stock option grants with an exercise price initially equal to the fair value of common shares on grant date that will increase by 10% each year and generally vesting ratably over five years; and (3) performance-based options: 25% of stock option grants with a fixed exercise price equal to the fair value of common shares on grant date which vest upon the occurrence of a liquidity event (as defined under the terms of the MEIP) based on the achievement of return targets calculated based on the return received by majority shareholders from the liquidity event. While the time-based options and the premium options are expensed over the requisite service period, the performance-based options will not be expensed until the occurrence of the liquidity event. The MEIP was amended and restated effective February 11, 2011 primarily to reflect an increase to a maximum of 5,033,507 common shares of Aptalis issuable pursuant to the exercise of options and to change the required return targets that need to be achieved for vesting performance-based options issued under the amended and restated plan.

The following table presents the changes to the number of stock options outstanding under the MEIP:

	September 30, 2013
	Number of options	Weighted average exercise price
		$
Balance, beginning of period	4,113,000	10.94
Granted	125,000	19.84
Exercised	(46,536)	10.36
Canceled and forfeited	(202,214)	11.06

Balance, end of period	3,989,250	11.55

Options exercisable at end of year	2,086,650	11.57

Stock options outstanding as at September 30, 2013, are as follows:

	Options outstanding			Options exercisable
	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price
			$			$
Exercise price
$10.00—$14.00	3,315,000	6.39	10.52	1,629,900	5.79	10.31
$14.01—$18.00	540,500	5.37	15.82	454,000	4.75	16.03
$18.01—$20.50	133,750	9.30	19.73	2,750	8.95	18.15

	3,989,250	6.35	11.55	2,086,650	5.57	11.57

The changes to the number of non-vested stock options for the year ended September 30, 2013, are as follows:

	September 30, 2013
	Number of options	Weighted average grant date fair value
		$
Balance, beginning of period	2,484,150	3.25
Granted	125,000	4.49
Vested	(546,950)	3.34
Canceled and forfeited	(159,600)	2.99

Balance, end of period	1,902,600	3.33

The weighted average grant date fair value of stock options granted under the MEIP was $4.49 for the year ended September 30, 2013. The weighted average fair value of shares vested under the MEIP was $3.34 for the year ended September 30, 2013.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model for the service-based options and the Monte Carlo simulation model for the performance-based options. The expected life of options is based on the weighted contractual life based on the probability of change in control or a liquidity event. The expected volatility is based on historical volatility peer companies. The risk free interest rate is based on the average rate of return on U.S. Government Strips with a remaining term equal to the expected term of the option. The dividend yield reflects that Aptalis has not paid any cash dividends since inception and does not intend to pay any cash dividends in the foreseeable future.

The fair value estimates are based on the following weighted average assumptions for options granted:

September 30, 2013
Expected term of options (years)	4.23
Expected stock price volatility	41.12%
Risk-free interest rate	0.67%
Expected dividend	—

Special equity grant

In April 2008, Aptalis approved the Restricted Stock Unit grant agreement and the penny option grant agreement (collectively “Equity Grant Agreements”) pursuant to which a one-time grant of equity-based awards of either restricted stock units (“RSUs”) or options to purchase shares of common stock of Aptalis for a penny (“Penny Options”) was made to certain employees of Aptalis. A maximum of 1,343,348 shares of common stock of Aptalis are issuable with respect to the special grants. As a result of the option to allow the recipients to elect to have an amount withheld that is in excess of the required minimum withholding under the current tax law, the special grants will be accounted for as liability awards. As a liability award, the fair value on which the expense is based is remeasured each period based on the estimated fair value and the final expense will be based on the fair value of the shares on the date the award is settled. Such final expense is reclassified to additional paid-in capital six months after the settlement of awards on the lapse of the aforementioned option allowed to the recipients. The RSUs and Penny Options expire no later than four years and ten years respectively from the date of grant. One third of the granted RSUs and Penny Options vested immediately on date of grant; one third vested on August 25, 2009, and the remainder vested on August 25, 2010.

The carrying value of an RSU or Penny Option is always equal to the estimated fair value of one common share of Aptalis. The RSUs and Penny Options entitle the holders to receive common shares of Aptalis at the end of a vesting period. The total number of RSUs and Penny Options granted was 1,343,348 with an initial fair value of $10, equal to the share price at the date of grant. As at September 30, 2013, there were 240,842 RSUs and Penny Options outstanding, all of which were vested.

Aptalis recorded share-based compensation expense of $2,847,000 relative to the MEIP and the Special Equity Grant for the year ended September 30, 2013, with related income tax benefits excluding the impact of valuation allowance of $299,000. The amount of expense has been reduced to take into account estimated forfeitures. As of September 30, 2013, there was $2,587,000 of total unrecognized compensation costs related to MEIP Grant based on the recorded fair value. These costs are expected to be recognized over a weighted average period of 4.5 years. As of September 30, 2013, there was $3,755,000 of compensation expense related to the performance based options that will be recognized upon the occurrence of a liquidity event.

Annual grant

In June 2008, Aptalis adopted a Long-Term Incentive Plan (the “LTIP”), whereby it is expected to grant annual awards to certain employees of Aptalis (the “participants”). The number of awards is initially based on the participant’s job level and base salary and is subsequently adjusted based on the outcome of certain financial performance conditions relating to the fiscal year. Each award that vests is ultimately settleable at the option of the participant in cash or in common shares of equivalent value. The awards vest (i) upon the occurrence of a liquidity event (as defined under the terms of the LTIP) and (ii) in varying percentages based on the level of return realized by majority shareholders as a result of the liquidity event.

The awards granted under this LTIP are eventually to be classified as liabilities in accordance with the FASB issued guidance on distinguishing liabilities from equity, since the award is for a fixed amount of value that can be settled at the option of the participant in (i) cash, or (ii) a variable number of common shares of equivalent value.

Aptalis will not recognize any compensation expense until such time as the occurrence of a liquidity event generating sufficient return to the majority shareholders (in order for the award to vest) is probable. If such an event were probable as of September 30, 2013, the value of the awards to be expensed by Aptalis would range between $11,318,000 and $13,582,000 depending on the level of return expected to be realized by the majority shareholders.

16. Information Included in the Consolidated Operations and Cash Flows

a) Financial expenses

September 30, 2013
$
Interest on long-term debt, including amortization of original issuance discount of $1,316 in 2013	53,801
Accretion expenses on amounts payable for the Mpex transaction	1,822
Interest and bank charges	695
Interest rate swaps and cap (Note 19)	5,626
Financing fees	853
Amortization of deferred debt issue expenses	5,980

68,777

b) Other information

September 30, 2013
$
Rental expenses	3,451
Shipping and handling expenses	6,532
Advertising expenses	13,747
Depreciation of property, plant and equipment	13,961
Amortization of intangible assets	80,801
Stock-based compensation expense	2,847

c) Accumulated other comprehensive loss

The components of accumulated other comprehensive loss are as follows:

	Foreign Currency Translation	Hedging Contracts	Accumulated Other Comprehensive Loss
		$	$
Balance, October 1, 2012	(41,122)	(17,382)	(58,504)
Other comprehensive income	7,081	3,347	10,428

Balance, September 30, 2013	(34,041)	(14,035)	(48,076)

Amounts in accumulated other comprehensive loss are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes as it relates to permanent investments in international subsidiaries.

d) Supplemental cash flow information

September 30, 2013
$
Interest received	412
Interest paid	58,147
Income taxes received	1,057
Income taxes paid	61,192
Non-cash investing and financing activities:
Accrual for purchase of property, plant and equipment	3,887

17. Concentration of Credit Risk and Geographic Information

Aptalis operates in one segment, pharmaceutical products, due to the internal reporting structure in place, the composition of its business operations and the level of detail contained in Aptalis’ Chief Operating Decision Maker financial information package.

Three major customers in the U.S. market for which the sales represent 64.8% of revenue for the year ended September 30, 2013, are detailed as follows:

September 30, 2013
%
McKesson Medical	27.3
Cardinal Health	24.3
Amerisource Bergen	13.2

64.8

Purchases from one supplier represent approximately 13% of the cost of goods sold for the year ended September 30, 2013.

Aptalis purchases the majority of its inventory from third party manufacturers, many of whom are the sole source of products for Aptalis. The failure of such manufacturers to provide an uninterrupted supply of products could adversely impact Aptalis’ ability to sell such products.

Aptalis operates in the following geographic areas:

September 30, 2013
$
Total revenue
United States
Domestic sales	529,497
Foreign sales	19,055
International
Canadian and EU sales	109,394
Other sales	29,960

687,906

Revenue is attributed to geographic areas based on the country of origin of the sales.

September 30, 2013
$
Property, plant, equipment and intangible assets
United States	91,692
Europe	401,623
Canada	191,328

684,643

September 30, 2013
$
Goodwill
United States	20,931
Europe	97,240
Canada	61,887

180,058

18. Financial Instruments

Interest rate risk

Aptalis is exposed to interest rate risk on its variable interest-bearing term loans. The term loans bear interest based on British Banker Association LIBOR. As further disclosed in Note 19, Aptalis may enter into derivative financial instruments to manage its exposure to interest rate changes and reduce its overall cost of borrowing.

Currency risk

Aptalis is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of the rates. Aptalis has used derivative instruments historically to reduce its exposure to foreign currency risk. As at September 30, 2013, no foreign exchange contracts were outstanding. As at September 30, 2013, the financial assets totaling $316,137,000 include cash and cash equivalents and accounts receivable for 4,738,000 Canadian dollars, 14,379,000 euros and 1,084,000 Swiss francs respectively. As at September 30, 2013, the financial liabilities totaling $1,110,240,000 include accounts payable, accrued liabilities and long-term debt of 6,828,000 Canadian dollars, 21,119,000 euros and 1,000 Swiss francs respectively.

Credit risk

Generally, the carrying amount of Aptalis’ financial assets exposed to credit risk, net of applicable provisions for losses, represents the maximum amount of exposure to credit risk. As at September 30, 2013, Aptalis’ financial assets exposed to credit risk are composed primarily of cash and cash equivalents and accounts receivable.

As at September 30, 2013, Aptalis has approximately 85.2% of its cash and cash equivalents with one financial institution. At times, such deposits may exceed the amount insured by Federal Deposit Insurance Corporation.

Fair value of financial instruments held at carrying amount on the consolidated balance sheet

The estimated fair value of the financial instruments held at carrying amount is as follows:

	September 30, 2013
	Fair value	Carrying amount
	$	$
Assets
Cash and cash equivalents	229,903	229,903
Accounts receivable, net	86,234	86,234
Liabilities
Accounts payable and accrued liabilities	188,896	188,896
Long-term debt	925,819	921,344

The following methods and assumptions were used to calculate the estimated fair value of the financial instruments that are held at carrying amount on the consolidated balance sheet:

a) Financial instruments for which fair value approximates carrying amount

The estimated fair value of certain financial instruments shown on the consolidated balance sheet approximates their carrying amount. These financial instruments include cash and cash equivalents, accounts receivable, net, accounts payable and accrued liabilities.

b) Long-term debt

The fair value of the variable interest-bearing term loan has been established based on broker-dealer quotes and represents a Level 2 input for 2013.

19. Derivatives and Hedging Activities

Risk management objective of using derivatives

Aptalis is exposed to certain risks arising from both its business operations and economic conditions. Aptalis principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. Aptalis manages economic risks, including interest rate, liquidity, currency and credit risks primarily by managing the amount, sources, conditions and duration of its debt funding and the use of derivative financial instruments. Specifically, Aptalis enters into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which is determined by interest rates. Aptalis’ derivative financial instruments, if any, are used to manage differences in the amount, timing and duration of Aptalis’ known or expected cash payments principally related to Aptalis’ borrowings.

Cash flow hedges of interest rate risk

Aptalis’ objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, Aptalis primarily uses interest rate swaps and/or caps as part of its interest rate risk management strategy. While Aptalis seeks to mitigate interest rate risk by entering into hedging arrangements with counterparties that are large financial institutions that Aptalis deems to be creditworthy, it is possible that the hedging transactions, which are intended to limit losses, could adversely affect earnings. Furthermore, if Aptalis terminates a hedging arrangement, it may be obligated to pay certain costs, such as transaction or breakage fees. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for Aptalis making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges protect Aptalis from increases in interest rates above the strike rate of the interest rate cap. During the fiscal year ended September 30, 2013, such derivatives were used to hedge the variable cash flows associated with a portion of the existing variable-rate debt.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive loss and is subsequently reclassified to earnings in the period in which the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Aptalis has an option to change the interest period on its LIBOR borrowings and selected the 1 month interest period in June 2013. This created a basis mismatch with Aptalis’ hedged transaction and resulted in an insignificant hedge ineffectiveness recorded in earnings during the year ended September 30, 2013. Aptalis has selected the 3 month interest period in September 2013.

As at September 30, 2013, Aptalis had two interest rate swaps outstanding with a combined current notional amount of $388,000,000 and one interest rate cap outstanding with a notional amount of $100,000,000 and were designated as cash flow hedges of interest rate risk on LIBOR-based debt and are further described below. The weighted average fixed interest rate on the swaps is 2.83%.

On April 4, 2011, Aptalis entered into two separate pay-fixed, receive-floating interest rate swap agreements with an effective date of June 30, 2011 which convert a portion of the variable rate debt under its Amended and Restated Senior Secured Credit Facilities to fixed rate debt. The first swap has a notional amount of $331,000,000, amortizing to $84,000,000 by its maturity in December 2015. At September 30, 2013, the notional amount of the first swap was $169,000,000. The second swap has a notional amount of $219,000,000 and matures in December 2016. These swaps are designated as cash flow hedges of interest rate risk. The interest rate swaps will fix Aptalis’ interest payments on the hedged debt at 2.386% for the first swap and 3.18% for the second swap, inclusive of a LIBOR floor of 1.5%, plus the appropriate margin on each debt interest period which is currently 4%. On June 25, 2013, Aptalis re-designated its interest rate swaps in order to expand the definition of the hedged transactions as part of its overall risk management strategy.

On June 27, 2012, Aptalis entered in an interest rate cap agreement with an effective date of September 30, 2012 which protects Aptalis from increases in the cash flows on its variable rate debt under its Second Amended and Restated Senior Secured Credit Facilities attributable to changes in LIBOR above the strike rate of the interest rate cap. The interest rate cap has a notional amount of $100,000,000 and matures in September 2016. The interest rate cap is designated as a cash flow hedge of interest rate risk and limits Aptalis’ interest payments on the hedged debt at 1.5%, plus the appropriate margin on each debt interest period which is currently 4%. On July 8, 2013, Aptalis re-designated its interest rate cap in order to expand the definition of the hedged transactions as part of its overall risk management strategy.

Amounts reported in Accumulated other comprehensive loss related to derivatives are reclassified to interest expense as interest payments are made on Aptalis’ variable-rate debt. Aptalis estimates that $5,133,000 presently classified in Accumulated other comprehensive loss will be reclassified as an increase to interest expense during the next twelve months.

The table below presents the fair value of Aptalis’ derivative financial instruments as well as their classification on the consolidated balance sheet as at September 30, 2013:

		Liability Derivatives— Fair Value
	Balance sheet location	September 30, 2013
		$
Derivatives designated as hedging instruments
Interest rate swaps	Other long-term liabilities	11,733
Interest rate cap	Other long-term liabilities	277

Total derivatives designated as hedging instruments		12,010

The table below presents the effect of Aptalis’ derivative financial instruments on the consolidated operations for the fiscal year ended September 30, 2013:

	Location in the Consolidated Financial Statements	Year Ended September 30, 2013
		$
Interest rate swaps and cap in cash flow hedging relationships
Loss recognized in other comprehensive income on derivatives (effective portion), net of tax of $78	OCI	(131)
Loss reclassified from other comprehensive income into income (effective portion)	Financial expenses	(5,575)
Gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Financial expenses	—

Aptalis considers the impact of its and its counterparties’ credit risk on the fair value of the derivative financial instruments. At September 30, 2013, credit risk did not materially change the fair value of Aptalis’ derivative financial instruments.

Aptalis has agreements with each of its derivative counterparties that contain a provision whereby Aptalis could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to Aptalis’ default on the indebtedness. If Aptalis had breached this provision, it could have been required to settle its obligations under the agreements at their termination value, including accrued interest and excluding any adjustment for non-performance risk, related to these agreements of $12,732,000.

On November 8, 2013, Aptalis terminated its existing interest rate swap and cap agreements and entered into two new interest rate cap agreements. This transaction is further described in Note 24.

20. Fair Value Measurements

Financial assets and financial liabilities measured or disclosed at fair value on a recurring basis as at September 30, 2013 are summarized below:

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance at September 30, 2013
	$	$	$	$
Liabilities
Derivative financial instruments	—	12,010	—	12,010
Contingent consideration obligations	—	—	29,594	29,594
Long-term debt(1)	—	925,819	—	925,819

	—	937,829	29,594	967,423

(1)	Long-term debt is measured at amortized cost and shown in the table above at Fair Value.

Derivative financial instruments represent interest rate swap and interest rate cap agreements as more fully described in Note 19 and are measured at fair value based on market observable interest rate curves as of the measurement date.

The contingent consideration obligations are related to the Rectiv Transaction and the fair value measurement is determined using Level 3 inputs. The fair value of contingent consideration obligations is based on a probability-weighted income approach. The measurement is based on unobservable inputs supported by little or no market activity based on Aptalis’ assumptions. Significant unobservable inputs include the projected revenue estimates and the risk adjusted discount rate used to present value the probability weighted cash flows. Generally, a change in the discount rate assumption would result in a directionally opposite change in the contingent consideration obligation. The discount rate used in the fair value measurement is in the range of 7%-13% depending on the type of contingent payment. Changes in the fair value of the contingent consideration obligations are recorded in Aptalis’ consolidated statement of operations and included in operating income. Aptalis continues to monitor performance of Rectiv and may make adjustments to its valuation models in future periods. Given the sensitivity of the valuation in relation to changes in the above noted assumptions, such changes, if required, could have a material impact on Aptalis’ financial statements. As further described in Note 4, as a result of triggering events during the fourth quarter of the fiscal year ended September 30, 2013, Aptalis revisited its long-term projection assumptions used in its assessment of the contingent consideration obligations related to the Rectiv Transaction and recorded a change in the fair value of the contingent consideration which reduced the liability by $74,707,000 for the year ended September 30, 2013 in fair value adjustments to intangible assets and contingent consideration in its statement of operations.

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2013:

	Balance at October 1, 2012	Transfers into (out of) Level 3	Purchases and settlements,	Accretion and fair value adjustments recorded in income	Balance at September 30, 2013
	$	$	$	$	$
Liabilities
Contingent consideration obligation	95,249	—	(3,610)	(62,045)	29,594

Certain financial assets and financial liabilities are measured at estimated fair value on a non- recurring basis. These instruments are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

Financial assets and liabilities measured or disclosed at fair value on a non-recurring basis as at September 30, 2013 are summarized below:

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance at September 30, 2013
	$	$	$	$
Assets
Intangible assets	—	—	589,173	589,173

As is more fully described in Note 12, Aptalis recorded an impairment charge and fair value changes of $71,708,000 related to its Rectiv and Lamictal intangible assets during the fiscal year ended September 30, 2013.

21. Related Party Transactions

Aptalis recorded charges pursuant to the terms of a management fee arrangement with a controlling shareholding company of $7,021,000 during the year ended September 30, 2013. As at September 30, 2013, Aptalis accrued fees payable to a controlling shareholding company amounting to $1,724,000.

22. Commitments and Contingencies

a) Commitments

Aptalis has entered into non-cancellable operating leases and service agreements with fixed minimum payment obligations expiring on different dates for the rental of office space, automotive equipment and other equipment and for administrative, research and development and other services.

Minimum future payments under these commitments for the next 5 years are as follows:

	For the year ending September 30,
	2014	2015	2016	2017	2018 and thereafter	Total
	$	$	$	$	$	$
Capital and Operating leases	3,711	3,109	1,716	569	90	9,195
Other commitments	2,714	2,458	2,512	316	—	8,000

	6,425	5,567	4,228	885	90	17,195

b) Licensing agreements

Aptalis has recorded milestones of $3,250,000 and royalties of $5,502,000 as research and development expenses for the year ended September 30, 2013.

c) Royalties

Aptalis pays royalties on the sales of certain of its marketed products to unrelated third parties and technologies under license and similar agreements. The royalties charged to cost of goods sold for the year ended September 30, 2013 were not material.

d) Contingencies

Aptalis and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business.

In May 2009, Aptalis entered into an agreement with the U.S. Department of Defense, or DOD, to remain eligible for inclusion on the DOD’s formulary and pursuant to which Aptalis agreed to pay rebates under the TRICARE retail pharmacy program. Aptalis began accounting for these rebates in the third quarter of fiscal year 2009. Under its contracting process, the DOD is further seeking rebates from pharmaceutical manufacturers on all prescriptions of covered prescription drugs filled under TRICARE from January 28, 2008, forward, unless DOD agrees to a waiver or compromise of amounts due. On November 30, 2009, in litigation initiated by third parties seeking to have the DOD’s ability to seek retroactive rebates invalidated, the Court affirmed DOD’s position that it is entitled to retroactive refunds on prescriptions filled on or after January 28, 2008. In October 2010, the DOD affirmed its former rulemaking which was the subject of litigation and its intention to seek to collect rebates for periods prior to the contract date. Aptalis estimated that its exposure to the retroactive rebates claimed by the DOD would not be material and recorded an accrual in fiscal year 2010. During the fiscal year ended September 30, 2013, Aptalis settled the matter and paid the rebates claimed at an amount substantially equivalent to its initial accrual.

e) Litigation

In October 2008, Eurand and Cephalon (which exclusively licenses certain patents from Eurand) received Paragraph IV certification letters relating to ANDAs submitted to the FDA by Mylan Pharmaceuticals, Inc., or Mylan, and Barr Laboratories, Inc., or Barr, each requesting approval to market and sell a generic version of the 15 mg and 30 mg strengths of extended-release cyclobenzaprine hydrochloride (AMRIX). In November 2008, Eurand received a similar certification letter from Impax Laboratories, Inc., or Impax. In May 2009, Eurand received a similar certification letter from Anchen Pharmaceuticals, Inc., or Anchen. Mylan, Impax, and Anchen alleged that U.S. Patent Number 7,387,793, or the ‘793 Patent, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants,” issued to Eurand, will not be infringed by the manufacture, use or sale of the product described in the applicable ANDA and reserved the right to challenge the validity and/or enforceability of the ‘793 Patent. Barr alleged that the ‘793 Patent is invalid, unenforceable and/or will not be infringed by its manufacture, use or sale of the product described in its ANDA. In late November 2008, Eurand filed a lawsuit with Cephalon, in the U.S. District Court in Delaware against Mylan (and its parent) and Barr (and its parent) for infringement of the ’793 Patent. In January 2009, Eurand filed a lawsuit with Cephalon in the U.S. District Court in Delaware against Impax for infringement of the ’793 Patent. In July 2009, Eurand filed a lawsuit with Cephalon in the U.S. District Court in Delaware against Anchen (and its parent) for infringement of the ’793 Patent. Subsequently, in response to additional Paragraph IV certification letters regarding U.S. Patent Number 7,544,372, or the ’372 Patent, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants” Eurand and Cephalon also filed lawsuits against Mylan, Barr, and Anchen for the infringement of the ‘372 Patent. All cases were consolidated in one action in the U.S. District Court in Delaware, and were tried in a bench trial in September-October 2010.

On October 7, 2010, both Eurand and Anesta AG, or Anesta, a wholly-owned subsidiary of Cephalon, reached an agreement to settle the pending patent infringement litigation over AMRIX with Impax. Under terms of the settlement, both Eurand and Anesta will grant to Impax a non-exclusive, royalty-bearing license to market and sell a generic version of AMRIX in the United States beginning one year prior to expiration of the ‘793 Patent, which is expected to expire in February 2025, or earlier under certain circumstances.

On May 12, 2011, the U.S. District Court in Delaware rendered a decision against Eurand and Cephalon. On May 13, 2011, Mylan launched its product. Eurand and Cephalon appealed the District Court’s finding of obviousness to the Federal Circuit, and on May 24, 2011, the District Court issued an injunction order enjoining Mylan from selling any additional products pending the Federal Circuit’s decision. On April 16, 2012, the

Federal Circuit reversed and vacated the judgment of invalidity by the U.S. District Court in Delaware in the patent infringement lawsuit by Eurand and Cephalon. Mylan filed a petition for rehearing en banc and on July 25, 2012, the petition was denied. Subsequently Mylan filed a petition for certiorari to the United States Supreme Court on October 23, 2012 and on January 14, 2013, the petition was denied. The case was remanded to the District Court for consideration of the issue of damages. The trial on the issue of damages is scheduled to commence on September 2, 2014.

Aptalis is involved (and expects to continue to be involved from time to time) in patent litigation relating to ANDAs filed by potential competitors seeking to market generic versions of Aptalis’ products. For example, in July 2013, in response to notice letters regarding the filings of ANDAs by Mylan Pharmaceuticals, Inc. and Mylan Inc. (collectively, “Mylan”), as well as Sandoz Inc. (“Sandoz”), seeking approval to market a generic version of Canasa, Aptalis filed patent infringement lawsuits alleging infringement of certain of its patents and seeking, among other things, injunctive relief. Mylan filed its Answer and Counterclaims in August 2013 and Sandoz filed its Answer and Counterclaims in September 2013, in each case contending that Aptalis’ patents are invalid or not infringed. Aptalis believes the ANDAs were filed before the patents covering Canasa were listed in the Orange Book, which generally means that Aptalis is not entitled to the 30-month stay of the approval of these ANDAs provided for by Hatch-Waxman. While Aptalis intends to vigorously defend these and other patents and pursue its legal rights, it can offer no assurance as to when the pending or any future litigation will be decided, whether such lawsuits will be successful or that a generic equivalent of one or more of its products will not be approved and enter the market. An adverse outcome in such patent litigation could materially and adversely affect Aptalis’ revenues.

23. Earnings Per Share

The following table presents a reconciliation of basic and diluted earnings per share:

September 30, 2013
Net income	$86,852
Weighted average shares outstanding:
Basic	67,987,312
Effect of dilutive securities	1,187,369

Diluted	69,174,681

Net income per share
Basic	$1.28
Diluted	$1.26

24. Subsequent Events

On October 4, 2013, Aptalis and certain other wholly-owned subsidiaries completed a refinancing consisting of the (i) repayment of all outstanding indebtedness under preexisting senior secured credit facilities, (ii) termination of preexisting senior secured credit facilities and (iii) execution of a new senior secured credit facility that provides for senior secured term loans in the amount of $1,250,000,000 and a senior secured revolving credit facility that allows borrowings of up to $150,000,000 (collectively, the “Refinancing”). As the result of the Refinancing, Aptalis anticipates recording a loss on extinguishment of approximately $5,300,000 in the first quarter of the 2014 fiscal year.

Following the Refinancing, Aptalis distributed approximately $399,500,000 to Aptalis’ shareholders, holders of Aptalis’ restricted stock units and certain holders of options (the “Distribution”). Aptalis also reduced the per share exercise prices of certain outstanding stock options, as allowable under the relevant option plan, to reflect the effects of the Distribution. The Distribution also resulted in the exercise of all vested penny options outstanding. As a result of these per share exercise price reductions of $5.67 per underlying share of each unvested option, Aptalis anticipates recording additional compensation cost charges of $4,000,000, beginning in the first quarter of fiscal year 2014, which will be recognized over the remaining vesting period of these options. The Refinancing and the Distribution are collectively referred to as the Recapitalization.

Aptalis’ new senior secured credit facilities consist of (i) a revolving credit facility allowing for borrowings of up to $150,000,000, of which $25,000,000 may be in the form of letters of credit, and (ii) term B loans with an outstanding principal amount of $1,250,000,000 (excluding OID and upfront payments). The new senior secured revolving credit facility includes borrowing capacity available for letters of credit and for short-term borrowings. The term B loans were priced at $0.99 and an upfront fee of 50 basis points was paid on commitments under the senior secured revolving credit facility.

Borrowings under the new senior secured credit facilities bear interest at a rate per annum equal, at Aptalis’ option, to either a base rate (subject to a floor of 2.0% in the case of term B loans) or a LIBOR rate (subject to a floor of 1.0% in the case of term B loans), plus, in each case, an applicable margin. Subject to the floor described in the immediately preceding sentence, the base rate is the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 1/2 of 1.0% and (3) the one-month LIBOR rate plus 1.0%. Subject to the floor described in the first sentence of this paragraph, the LIBOR rate is determined by reference to the costs of funds for U.S. dollar deposits for the associated interest period and is adjusted for certain additional costs. The applicable margins for term B loan borrowings are 4.00% per annum on base rate borrowings and 5.00% per annum on LIBOR borrowings. The applicable margin for revolving loan borrowings are subject to quarterly adjustment based on Aptalis Pharma’s senior secured net leverage ratio and will range from (A) 3.50% to 3.75% per annum on revolving loans that are base rate borrowings and (B) 4.50% to 4.75% per annum on revolving loans that are LIBOR borrowings.

Further, upon or after the consummation of a Qualifying IPO, as defined, so long as Aptalis Pharma’s senior secured net leverage ratio does not exceed 3.25:1.00, the applicable margin with respect to term B loans and revolving loans (otherwise determined in accordance with the above) will be reduced by 0.50%.

In addition to paying interest on outstanding principal under the senior secured credit facilities, Aptalis is required to pay a commitment fee of 0.50% per annum on unutilized commitments under the senior secured revolving credit facility. This unutilized commitment fee is subject to quarterly adjustment based on Aptalis Pharma’s senior secured net leverage ratio but in no event will the commitment fee increase to higher than 0.5%. Aptalis is also required to pay customary letter of credit fees and agency fees.

On November 8, 2013, in conjunction with the refinancing, Aptalis terminated its existing interest rate swap and interest rate cap agreements and paid a total of $13,547,000 to its derivative counterparties. Aptalis then entered in two new interest rate cap agreements with an effective date of December 31, 2013 which protects Aptalis from increases in the cash flows on its variable rate debt under its October 4, 2013 Refinancing attributable to changes in LIBOR above the strike rate of the interest rate cap. The interest rate caps each have a notional amount of $275,000,000 amortizing to $25,000,000 by their maturity in December 2019. The interest rate caps are designated as cash flow hedges of interest rate risk and limits Aptalis’ interest payments on the hedged October 4, 2013 refinanced debt at 1.0%, plus the appropriate margin on each debt interest period which is currently 5.0%. The interest rate caps will fix Aptalis’ interest payments on the hedged debt at 6.78%.

APTALIS HOLDINGS INC.

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share related data)

	December 31, 2013	September 30, 2013
	$ (unaudited)	$
Assets
Current assets
Cash and cash equivalents	104,216	229,903
Accounts receivable, net	104,102	86,234
Income taxes receivable (Note 6)	3,449	5,963
Inventories, net (Note 5)	61,486	61,059
Prepaid expenses and other current assets	13,696	9,832
Deferred income taxes, net (Note 6)	8,888	8,176

Total current assets	295,837	401,167
Property, plant and equipment, net (Note 7)	94,333	95,470
Intangible assets, net (Note 8)	574,439	589,173
Goodwill (Note 8)	180,682	180,058
Deferred debt issue expenses, net of accumulated amortization of $15,077 ($18,959 as of September 30, 2013)	23,938	22,454
Other long term assets	624	—
Deferred income taxes, net (Note 6)	259	52,895

Total assets	1,170,112	1,341,217

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 9)	159,091	188,896
Income taxes payable (Note 6)	6,469	10,354
Current portion of long-term debt (Note 10)	12,500	9,500
Deferred income taxes, net (Note 6)	259	52,895

Total current liabilities	178,319	261,645
Long-term debt (Note 10)	1,218,310	911,844
Other long-term liabilities	40,505	56,086
Deferred income taxes (Note 6)	64,833	64,997

Total liabilities	1,501,967	1,294,572

Shareholders’ Equity (Deficit)
Capital stock (Note 11)

Common shares, par value $0.001; 100,000,000 shares authorized: 67,804,421 issued and outstanding as of December 31, 2013, 67,696,126 as at September 30, 2013	67	67
Accumulated deficit	(593,887)	(596,724)
Additional paid-in capital	307,571	691,378
Accumulated other comprehensive loss (Note 12)	(45,606)	(48,076)

Total shareholders’ equity (deficit)	(331,855)	46,645

Total liabilities and shareholders’ equity (deficit)	1,170,112	1,341,217

The accompanying notes are an integral part of the condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

APTALIS HOLDINGS INC.

Consolidated Statements of Operations

(in thousands of U.S. dollars, except share related data)

(unaudited)

	Three Months Ended December 31,
	2013	2012
	$	$
Net product sales	188,007	167,018
Other revenue	3,503	7,319

Total revenue	191,510	174,337

Cost of goods sold (a)	39,857	32,279
Selling and administrative expenses (a)	56,629	42,745
Management fees (Note 17)	1,925	1,729
Research and development expenses (a)	28,840	17,509
Depreciation and amortization (Note 12)	20,000	25,258
Fair value adjustments to intangible assets and contingent consideration	694	2,910
Gain on disposal of product line (Note 4)	(2,000)	(1,000)
Transaction, restructuring and integration costs	48	586

Total operating expenses	145,993	122,016

Operating income	45,517	52,321

Financial expenses (Note 12)	23,774	17,888
Loss on extinguishment of debt (Note 10)	5,309	—
Interest and other income	(47)	(60)
Loss (gain) on foreign currencies	119	(392)

Total other expenses	29,155	17,436

Income before income taxes	16,362	34,885
Income tax expense (Note 6)	13,455	8,234

Net income	2,907	26,651

(a)	Excluding depreciation and amortization

The accompanying notes are an integral part of the condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

APTALIS HOLDINGS INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended December 31,
	2013	2012
	$	$
Net income	2,907	26,651

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of taxes of $(531) ($0 in 2012)	2,576	3,231

Fair value adjustments of hedging contracts:
Unrealized loss arising during period, net of taxes of $288 ($150 in 2012)	(486)	(254)
Reclassification to earnings for realized losses, net of taxes of ($816) ($568 in 2012) (Note 15)	(380)	(942)

Net change	(106)	688

Other comprehensive income	2,470	3,919

Comprehensive income	5,377	30,570

The accompanying notes are an integral part of the condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

APTALIS HOLDINGS INC.

Condensed Consolidated Statements of Shareholders’ Equity (Deficit)

(in thousands of U.S. dollars, except share related data)

(unaudited)

	Common Shares		Accumulated Deficit	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
	Shares	Amount
	(number)	$	$	$	$	$
Balance, October 1, 2012	67,789,341	67	(683,033)	682,246	(58,504)	(59,224)
Net income	—	—	26,651	—	—	26,651
Other comprehensive income	—	—	—	—	3,919	3,919
Shares issued for cash	1,800	—	—	—	—	—
Buy-back of shares	(60,846)	—	—	—	—	—
Stock-based compensation expense	—	—	—	653	—	653

Balance, December 31, 2012	67,730,295	67	(656,382)	682,899	(54,585)	(28,001)

Balance, October 1, 2013	67,696,126	67	(596,724)	691,378	(48,076)	46,645
Net income	—	—	2,907	—	—	2,907
Other comprehensive income	—	—	—	—	2,470	2,470
Buy-back of shares	(127,547)	—	(70)	(107)	—	(177)
Stock-based compensation expense	—	—	—	806	—	806
Stock-based compensation on exercised options	235,842	—	—	2	—	2
Dividends paid	—	—	—	(384,508)	—	(384,508)

Balance, December 31, 2013	67,804,421	67	(593,887)	307,571	(45,606)	(331,855)

The accompanying notes are an integral part of the condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

APTALIS HOLDINGS INC.

Condensed Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

(unaudited)

	Three Months Ended December 31,
	2013	2012
	$	$
Cash flows from operating activities
Net income	2,907	26,651
Adjustments to reconcile net income to cash flows from operating activities:
Accretion expenses on amounts payable for the Mpex transaction	270	527
Loss on extinguishment of debt	5,264	—
Other non-cash financial expenses	1,498	1,924
Depreciation and amortization	20,000	25,258
Stock-based compensation expense	806	1,379
Gain on disposal of product line and write-down of assets	—	(992)
Fair value adjustments to intangible assets and contingent consideration	694	2,910
Non-cash gain on foreign exchange	(94)	(16)
Change in fair value of derivatives	(203)	(72)
Deferred income taxes	(2,185)	(2,858)
Changes in assets and liabilities:
Accounts receivable	(17,596)	(427)
Income taxes receivable	2,547	419
Inventories	88	(8,144)
Prepaid expenses and other current assets	(1,969)	3,731
Accounts payable and accrued liabilities	(27,570)	(19,798)
Other long-term liabilities	(15,183)	(15,037)
Income taxes payable	(3,891)	(11,400)

Net cash provided by (used in) operating activities	(34,617)	4,055

Cash flows from investing activities
Business acquisition, net of cash acquired	—	(20,000)
Acquisition of property, plant and equipment	(4,912)	(3,285)
Disposal of property, plant and equipment	—	4

Net cash used in investing activities	(4,912)	(23,281)

Cash flows from financing activities
Proceeds from issuance of long-term debt (Note 12)	1,237,500	—
Repayment of long-term debt	(929,500)	(2,699)
Deferred offering costs	(1,868)	—
Deferred debt issue expenses	(6,778)	—
Payments of contingent consideration related to Rectiv	(958)	(487)
Dividends paid (Note 13)	(384,508)	—
Proceeds from exercise of options	2	—
Buy-Back of shares	(177)	—

Net cash used in financing activities	(86,287)	(3,186)

Foreign exchange gain on cash held in foreign currencies	129	287

Net decrease in cash and cash equivalents	(125,687)	(22,125)
Cash and cash equivalents, beginning of year	229,903	115,010

Cash and cash equivalents, end of year	104,216	92,885

The accompanying notes are an integral part of the condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

APTALIS HOLDINGS INC.

Notes to Condensed Interim Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

1.	Governing Statutes, Description of Business and Basis of Presentation

Aptalis Holdings Inc. (formerly Axcan Holdings Inc.) is a corporation incorporated on January 10, 2008, under the General Corporation Law of the State of Delaware. The corporation and its subsidiaries (together the “Company”) commenced active operations with the purchase, through a wholly owned subsidiary, on February 25, 2008 of all of the outstanding common shares of Axcan Pharma Inc., a company incorporated under the Canada Business Corporations Act. The Company provides innovative, effective therapies for unmet medical needs including cystic fibrosis and gastrointestinal disorders. The Company has manufacturing and commercial operations in the United States, the European Union and Canada. The Company also formulates and clinically develops enhanced pharmaceutical and biopharmaceutical products for itself and others using its proprietary technology platforms including bioavailability enhancement of poorly soluble drugs, custom release profiles, and taste-masking/orally disintegration tablet (ODT) formulations.

On October 4, 2013, the Company and certain other wholly-owned subsidiaries completed a refinancing consisting of the (i) repayment of all outstanding indebtedness under preexisting senior secured credit facilities, (ii) termination of preexisting senior secured credit facilities and (iii) execution of a new senior secured credit facility that provides for senior secured term loans in the amount of $1,250,000,000 and a senior secured revolving credit facility that allows borrowings of up to $150,000,000 (collectively, the “Refinancing”). Following the Refinancing, we distributed approximately $399,500,000 to our shareholders, holders of our restricted stock units and certain holders of options (the “Distribution”). We also reduced the per share exercise prices of certain outstanding stock options, as allowable under the relevant option plan, to reflect the effects of the Distribution. The Refinancing and the Distribution are collectively referred to as the Recapitalization. Refer to Notes 10, 11 and 17 for additional information.

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars, the reporting currency, and prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial statements. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. The interim financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended September 30, 2013. We have evaluated subsequent events as of January 30, 2014. The unaudited interim condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. When necessary, the financial statements include amounts based on informed estimates and best judgment of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. In Management’s opinion, the financial statements reflect all adjustments (including those that are normal and recurring) that are necessary for a fair statement of the results of operations for the periods shown. Certain prior period amounts have been reclassified to conform to the current period presentation, most notably, the Company has reclassified its presentation of fair value adjustments related to contingent consideration payable relating to business combinations from financial expenses to operating expenses within its consolidated statement of operations. These reclassifications did not change net income, total or net assets or cash and were not material. All intercompany transactions and balances have been eliminated in consolidation.

2.	Recently Issued Accounting Standards

In July 2013, the Financial Accounting Standards Board (“FASB”) issued a clarification regarding the presentation of an unrecognized tax benefit related to a net operating loss carryforward, a similar tax loss or a tax credit carryforward. Under this new standard, the liability related to an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset if available under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position. Otherwise, the unrecognized tax benefit should be presented in the financial statements as a separate liability. The assessment is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. We are still determining the impact of this standard on the presentation of both our deferred tax assets and income taxes payable.

In July 2013, the FASB issued guidance that permits the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the United States Treasury rate and London Interbank Offered Rate (“LIBOR”). In addition, the restriction on using different benchmark rates for similar hedges is removed. The provisions of this guidance are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2013, the FASB issued guidance on foreign currency matters on parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. This amendment clarifies the timing of release of currency translation adjustments from accumulated other comprehensive income upon deconsolidation or derecognition of a foreign entity, subsidiary or a group of assets within a foreign entity and in step acquisitions. This guidance is effective prospectively for reporting periods beginning after December 15, 2013, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued guidance on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance also requires an entity to disclose the nature and amount of those obligations. These amendments are effective for reporting periods beginning after December 15, 2013, with early adoption permitted. Retrospective application is required. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued guidance on presentation of comprehensive income and requires an entity to present, either on the face of the financial statement or in the notes, the effects of significant amounts reclassified out of accumulated other comprehensive income on the respective line items of net income and to cross-reference to other required disclosures, where applicable. These disclosure requirements are effective for reporting periods beginning after December 15, 2012, with early adoption permitted. The adoption of this guidance requires enhanced disclosures and did not have a material impact on the Company’s consolidated financial statements.

In January 2013, the FASB issued guidance that limits the scope of existing disclosure requirements about offsetting assets and liabilities to derivatives, repurchase agreements, and securities borrowings and securities lending transactions that are either offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. These amendments are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The adoption of this guidance requires enhanced disclosures and did not have a material impact on the Company’s consolidated financial statements.

3.	Acquisitions, Research Collaborations and License Agreements

Agreements with Mpex Pharmaceuticals Inc. for acquisition and development of APT-1026

On April 11, 2011, the Company and its affiliate, Axcan Lone Star Inc, entered into a series of agreements with Mpex Pharmaceuticals Inc. (“Mpex”) for the acquisition and development of APT-1026 (the “Mpex Transaction”), a proprietary aerosol formulation of levofloxacin, which recently completed Phase 3 clinical trials for the treatment of pulmonary infections in patients with cystic fibrosis (CF). Subsequently on August 31, 2011, under the terms of these agreements, the Company and Merger Sub acquired all of Mpex’s assets related to APT-1026 in a merger of Mpex with and into Merger Sub, with Mpex being the surviving corporation and a direct, wholly owned unrestricted subsidiary of the Company. Prior to the merger, Mpex transferred all of its assets not related to APT-1026 to Rempex Pharmaceuticals Inc. (“Rempex”), a newly formed company that is owned primarily by the previous Mpex stockholders. Total consideration in relation to the Mpex Transaction consists of (i) time-based, non-contingent payments amounting to $62,500,000 to be paid in a number of installments, of which $52,500,000 has been paid to date, plus (ii) contingent payments of up to $195,000,000 upon the achievement of certain regulatory and commercial milestones, such as, acceptance for substantive review of an NDA or foreign equivalent, EU approval or U.S. approval and certain net sales milestones and (iii) earn-out payments based on net sales of APT-1026. Indemnity obligations of the Mpex security holders will be satisfied by set-off against a portion of the foregoing merger consideration payments. The final installments on the time-based non-contingent payments of $25,000,000 are due in the fiscal year ending September 30, 2014. On November 1, 2013, we paid $15,000,000 of these remaining installments. Also, in November 2013, we filed a Marketing Authorization Application (MAA) with the EMA. The MAA was accepted for substantive review and as a result, the Company paid a development milestone of $10,000,000 in December 2013 and expensed as research and development. The Mpex transaction was accounted for as an asset acquisition as Mpex did not entail the necessary processes or outputs to qualify as a business as defined in GAAP. The Company reached the conclusion that Mpex was an asset acquisition because it obtained the rights to access inputs through its co-development of pre-clinical intellectual property and did not employ Rempex’s scientists. The Company did not acquire processes that are capable of producing outputs given the intellectual property was early-stage. Given that the intellectual property acquired was still in development, it requires significant development effort by the Company and the scientists retained by the seller in order to produce outputs. Additionally, any substantive decisions related to APT-1026 required the approval of the development steering committee, which had equal representation from the Company and Rempex.

The further development of APT-1026 was conducted pursuant to the terms of the Development Agreement dated April 11, 2011, which was subsequently amended on October 25, 2013 among the Company, Merger Sub and Mpex. Since the completion of the divestiture of assets and liabilities unrelated to APT-1026 (the “Divestiture”) to Rempex, Rempex has assumed all of Mpex’s obligations under the Development Agreement. Under the Development Agreement, Mpex (and after the Divestiture, Rempex) has been paid for the actual development costs of APT-1026 and has had primary responsibility for conducting day-to-day development activities. Prior to the amendment of the Development Agreement, the Company was required to pay certain development costs estimated for the next three months in advance based on a rolling three-month forecast. The Company and Merger Sub have input regarding development strategy. Pursuant to the Development Agreement, on April 12, 2011, Mpex was paid $8,731,000 for development expenses it incurred from November 15, 2010 to March 31, 2011, which has been expensed as acquired in-process research, and an additional $9,913,000 for estimated development costs to be incurred during the first three months of the Development Agreement, of which $8,514,000 has been expensed as research and development. All payments under the Development Agreement, Option Agreement and Merger Agreement to Mpex or Mpex security holders, as applicable, will be made by or on behalf of Merger Sub (or after the consummation of the Merger, the Surviving Company). During the year ended September 30, 2011, the Company expensed $65,540,000 as acquired in-process research and development reflecting the initial non-contingent payment of $12,000,000, the discounted value of future time-based non-contingent payments payable under the Option and Merger agreements of $44,809,000 (with a corresponding liability) and the payment for certain pre-agreement incurred development expenses of $8,731,000.

During the three months ended December 31, 2013, the Company expensed $13,099,000 in research and development related to the development of APT-1026 and includes the contingent milestone of $10,000,000 due on acceptance of the MAA for substantive review ($2,998,000 during the three months ended December 31, 2012).As of December 31, 2013, $9,810,000 representing the amount accrued for the non-contingent payments payable under the Option and Merger agreements, is included in accounts payable and accrued liabilities. During three months ended December 31, 2013, the Company made milestone payments of $15,000,000 under this agreement.

On July 18, 2012, the Company received preliminary data on the placebo-controlled phase III clinical trial for U.S. approval for APT-1026. The Company’s initial analysis of this data showed that the clinical trial did not meet its primary endpoint, time to exacerbation, while it demonstrated efficacy in key secondary endpoints. The Company recently completed its second active controlled phase III clinical trials for EU approval where APT-1026 was compared to tobramycin. In this trial, the primary endpoint, non inferiority versus tobramycin in lung function, was met and efficacy in key secondary endpoints was also demonstrated. The Company has determined to take the next steps toward a regulatory filing for APT-1026 in the EU. On Friday, November 29, 2013, Aptalis filed the Marketing Authorization Application (MAA) in Europe, via the Centralized procedure, for APT-1026 (APT-1026, levofloxacin 240 mg Nebulizer Solution), a new formulation of levofloxacin for inhalation for the long-term management of chronic Pseudomonas aeruginosa infection in cystic fibrosis. The MAA was accepted for substantive review on December 23, 2013.

Equity investment in the Company

Simultaneous with the execution of the Mpex agreements, the Company received the proceeds of a $55,000,000 equity investment from funds managed by Investor Growth Capital Limited. Aptalis Holdings contributed the proceeds of the equity investment to its subsidiaries to fund a portion of the cost of the Mpex transactions.

4.	Disposal of the PHOTOFRIN/PHOTOBARR Product line

On March 28, 2011, the Company entered into a definitive agreement with Pinnacle Biologics, Inc., which acquired all global assets and rights related to PHOTOFRIN/PHOTOBARR, including inventory, for non-contingent payments amounting to $4,252,000. In addition to the non-contingent payments, additional payments shall be made to the Company after the achievement of certain milestones events. The Company will also be paid royalties on annual net sales of PHOTOFRIN/PHOTOBARR.

During the year ended September 30, 2011, the Company recorded a loss of $7,365,000 as a result of the disposal of the PHOTOFRIN/PHOTOBARR product line. Consideration for additional contingent payments to be made to the Company shall be recorded as a gain in the period in which they are received. The Company received milestone payments of $2,000,000 during the three months ended December 31, 2013 and recorded a gain ($1,000,000 during the three months ended December 31, 2012).

5.	Inventories

	December 31, 2013	September 30, 2013
	$	$
Raw materials and packaging materials, net of reserve for obsolescence of $953 ($555 as at September 30, 2013)	23,283	22,543
Work in progress, net of reserve for obsolescence of $663 ($449 as at September 30, 2013)	10,201	9,479
Finished goods, net of reserve for obsolescence of $1,024 ($981 as at September 30, 2013)	28,002	29,037

	61,486	61,059

6.	Income Taxes

The Company establishes a valuation allowance against deferred income tax assets in accordance with U.S. GAAP. At December 31, 2013, the Company had a valuation allowance of $214,080,000. The jurisdictions in which the Company recorded valuation allowances are the United States for $190,379,000, France for $21,981,000, Canada for $1,016,000 and Italy for $704,000. In future periods, if the deferred income tax assets are determined by management to be more likely than not to be realized, the recognized tax benefits relating to the reversal of the valuation allowance will be recorded in the consolidated statement of operations.

The Company’s effective tax rate for the three months ended December 31, 2013 was 82.23% compared to 23.60% in the prior year’s period. This difference arises from the following:

	Three months ended
	December 31, 2013		December 31, 2012
Combined statutory rate applied to pre-tax income	35.00%	5,727	35.00%	12,210

Difference with foreign tax rates	(21.54%)	(3,524)	(16.26%)	(5,673)
Unrecognized Outside basis difference for foreign subsidiaries	(48.07%)	(7,865)	—	—

Foreign Tax Credits	(64.98%)	(10,633)	—	—

Tax benefit arising from a financing structure	(13.49%)	(2,208)	(11.91%)	(4,156)
Non-deductible items	27.21%	4,452	1.23%	430
Research and developmental tax credits	(5.76%)	(943)	(4.47%)	(1,560)
State and local taxes	2.00%	327	0.35%	121
Change in Valuation Allowance	172.72%	28,262	15.94%	5,561
Others	(0.86%)	(140)	3.72%	1,301

	82.23%	13,455	23.60%	8,234

As of September 30, 2013, the Company had approximately $287,000,000 of unremitted earnings in respect to its international subsidiaries. A deferred income tax liability amounting to $ 101,000,000 on the outside basis of a subsidiary had been recorded in the fourth quarter of fiscal year 2013. During the first quarter of fiscal year 2014, distributions were made to the shareholders and cash was repatriated from certain of the Company’s foreign subsidiaries. The repatriation of earnings resulted in recognition of income of $ 250,000,000 for U.S. tax purposes; tax impact of which was offset by utilization of net operating losses and tax credits in the U.S. The excess amount of deferred income tax liability recorded at September 30, 2013 amounted to $ 13,500,000 which has been reversed during the first quarter of fiscal year 2014.

As at December 31, 2013, with respect to uncertain tax positions, the Company had unrecognized tax benefits of $5,987,400 ($5,939,000 as at September 30, 2013).

The following table presents a summary of the changes to unrecognized tax benefits:

	Three Months Ended December 31,
	2013	2012
	$	$
Balance, beginning of period	5,939	5,885
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	48	72
Settlements	—	—
Reductions for tax positions of prior years	—	—

Balance, end of period	5,987	5,957

The Company has historically recognized interest relating to income tax matters as a component of financial expenses and penalties related to income tax matters as a component of income tax expense. As of December 31, 2013, the Company had accrued $1,490,000 ($1,446,000 as of September 30, 2013) for interest relating to income tax matters. There were no amounts recorded for penalties as of December 31, 2013. The Company believes that the total amounts of unrecognized tax benefits will not significantly increase or decrease within 12 months.

The Company and its subsidiaries file tax returns in the U.S. federal jurisdiction and various states, local and foreign jurisdictions including Canada and France. In many cases, the Company’s uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company is subject to federal and state income tax examination by U.S. tax authorities for fiscal years 2008 through 2013. The Company is subject to Canadian and provincial income tax examination for fiscal years 2010 through 2013 and for international transactions for fiscal years 2007 through 2013. There are numerous other income jurisdictions for which tax returns are not yet settled, none of which is individually significant.

7.	Property, Plant and Equipment

	December 31, 2013
	Cost	Accumulated depreciation	Net
	$	$	$
Land	4,781	—	4,781
Buildings	48,751	10,463	38,288
Machinery, equipment and office furnishings	57,929	17,791	40,138
Automotive equipment	5,584	1,538	4,046
Computer equipment and software	31,482	26,512	4,970
Leasehold improvements	3,708	1,598	2,110

	152,235	57,902	94,333

	September 30, 2013
	Cost	Accumulated depreciation	Net
	$	$	$
Land	4,730	—	4,730
Buildings	47,870	9,931	37,939
Machinery, equipment and office furnishings	56,167	15,975	40,192
Automotive equipment	6,216	1,395	4,821
Computer equipment and software	30,996	25,484	5,512
Leasehold improvements	3,689	1,413	2,276

	149,668	54,198	95,470

8.	Goodwill and Intangible Assets

Goodwill

The following table reflects the changes in the carrying amount of goodwill:

	December 31, 2013	September 30, 2013
	$	$
Balance, beginning of year	180,058	178,325
Foreign exchange	624	1,733

Balance, end of year	180,682	180,058

Intangible assets with a finite life

The following table reflects the gross carrying amount and accumulated amortization roll-forward by major intangible asset class:

	December 31, 2013
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses, patents and other product rights related to commercialized products	820,153	308,999	511,154
Platforms and technologies	70,945	14,405	56,540
Supply agreements	9,668	2,923	6,745

	900,766	326,327	574,439

	September 30, 2013
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses, patents and other product rights related to commercialized products	818,761	293,427	525,334
Platforms and technologies	69,782	12,941	56,841
Supply agreements	9,668	2,670	6,998

	898,211	309,038	589,173

The following table reflects the changes in the carrying amounts of intangible assets:

	December 31, 2013
	Cost	Accumulated amortization	Net
	$	$	$
Balance, at October 1, 2013	898,211	309,038	589,173
Amortization	—	16,143	(16,143)
Foreign exchange	2,555	1,146	1,409

Balance, at December 31, 2013	900,766	326,327	574,439

	September 30, 2013
	Cost	Accumulated amortization	Net
	$	$	$
Balance, at October 1, 2012	994,767	257,392	737,375
Impairment	(103,654)	(31,946)	(71,708)
Amortization	—	80,801	(80,801)
Foreign exchange	7,098	2,791	4,307

Balance, at September 30, 2013	898,211	309,038	589,173

9.	Accounts Payable and Accrued Liabilities

	December 31, 2013	September 30, 2013
	$	$
Accounts payable	30,320	44,785
Contract rebates, product returns and accrued chargebacks	73,174	63,999
Accrued compensation and benefits	16,288	24,311
Current portion of purchase consideration on business combination (Note 3)	4,094	3,830
Accrued research and development costs	14,659	30,414
Accrued royalties	2,924	3,254
Deferred revenue	2,676	2,179
Other accrued liabilities	14,956	16,124

	159,091	188,896

10.	Long-Term Debt

	December 31, 2013	September 30, 2013
	$	$

Senior secured term B loans of $1,246,875 as at December 31, 2013, bearing interest at a rate per annum equal to an applicable margin plus, at the Company’s option, either (1) a base rate determined by reference to the highest of (a) the prime rate of Bank of America, N.A., (b) the federal funds effective rate plus 1/2 of 1.00%, and (c) the one-month LIBOR plus 1.00% or (2) LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margins for borrowings under the Senior Secured Term Loan Facility under the Senior Secured Credit Facilities are 4.00% with respect to base rate borrowings and 5.00% with respect to LIBOR borrowings. In addition, the LIBOR and base rate for borrowings under the Senior Secured Term Loan Facility under the Senior Secured Credit Facilities are subject to a floor of 100 basis points and 200 basis points, respectively, secured by substantially all of the present and future assets of the Company, payable in quarterly installments, maturing in October 2020, subject to interest rate swap and cap agreements as further disclosed in Note 15

	1,230,810	—

Senior secured term loans of $926,375 as at September 30, 2013, bearing interest at a rate per annum equal to an applicable margin plus, at the Company’s option, either (1) a base rate determined by reference to the highest of (a) the prime rate of Bank of America, N.A., (b) the federal funds effective rate plus 1/2 of 1.00%, and (c) the one-month LIBOR plus 1.00% or (2) LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margins for borrowings under the Senior Secured Term Loan Facility under the Second Amended and Restated Credit Agreement are 3.00% with respect to base rate borrowings and 4.00% with respect to LIBOR borrowings. In addition, the LIBOR and base rate for borrowings under the Senior Secured Term Loan Facility under the Second Amended and Restated Credit Agreement are subject to a floor of 150 basis points and 250 basis points, respectively, secured by substantially all of the present and future assets of the Company, payable in quarterly installments, maturing in February 2017, subject to interest rate swap and cap agreements as further disclosed in Note 15

	—	921,344

	1,230,810	921,344
Installments due within one year	12,500	9,500

	1,218,310	911,844

On October 4, 2013, in connection with the Recapitalization, the Company completed a refinancing of the term loans outstanding under the Amended Credit Facilities. The Company terminated its Second Amended and Restated Credit Agreement and entered into a new Credit Agreement (“Credit Agreement”). The Credit Agreement governs the new Senior Secured Credit Facilities.

Our new Senior Secured Credit Facilities consist of (i) a senior secured revolving credit facility (the “Senior Secured Revolving Credit Facility”), allowing for borrowings of up to $150,000,000, of which $25,000,000 may be in the form of letters of credit, and (ii) term B loans (the “term B loans” and the facility the “Senior Secured Term Loan Facility” and, together with the Senior Secured Revolving Credit Facility, the “Senior Secured Credit Facilities”) with an outstanding principal amount of $1,250,000,000 (excluding OID and upfront payments). The new senior secured revolving credit facility includes borrowing capacity available for letters of credit and for short-term borrowings.

An upfront fee of 50 basis points was paid on commitments under the senior secured revolving credit facility and an upfront fee of 1.00% was paid on the principal amount of the term B loans. Borrowings under the new senior secured credit facilities bear interest at a rate per annum equal, at the Company’s option, to either a base rate (subject to a floor of 2.0% in the case of term B loans) or a LIBOR rate (subject to a floor of 1.0% in the case of term B loans), plus, in each case, an applicable margin. Subject to the floor described in the immediately preceding sentence, the base rate is the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 1/2 of 1.0% and (3) the one-month LIBOR rate plus 1.0%. Subject to the floor described in the first sentence of this paragraph, the LIBOR rate is determined by reference to the costs of funds for U.S. dollar deposits for the associated interest period and is adjusted for certain additional costs. The applicable margins for term B loan borrowings are 4.00% per annum on base rate borrowings and 5.00% per annum on LIBOR borrowings. The applicable margin for revolving loan borrowings are subject to quarterly adjustment based on Aptalis Pharma’s senior secured net leverage ratio and will range from (A) 3.50% to 3.75% per annum on revolving loans that are base rate borrowings and (B) 4.50% to 4.75% per annum on revolving loans that are LIBOR borrowings.

Further, upon or after the consummation of a Qualifying IPO, as defined, so long as Aptalis Pharma’s senior secured net leverage ratio does not exceed 3.25:1.00, the applicable margin with respect to term B loans and revolving loans (otherwise determined in accordance with the above) will be reduced by 0.50%.

In addition to paying interest on outstanding principal under the senior secured credit facilities, the Company is required to pay a commitment fee of 0.50% per annum on unutilized commitments under the senior secured revolving credit facility. This unutilized commitment fee is subject to quarterly adjustment based on Aptalis Pharma’s senior secured net leverage ratio but in no event will the commitment fee increase to higher than 0.5%. We are also required to pay customary letter of credit fees and agency fees.

The principal amount of the term B loans amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount with payments beginning in December 31, 2013. The principal amount outstanding of the term B loans will be due and payable on October 4, 2020. The principal amount of outstanding loans under the Senior Secured Revolving Facility will be due and payable in full on October 4, 2018. At December 31, 2013, $1,250,000,000 of term B loans had been issued and no amounts had been drawn against the senior secured revolving credit facility. The term B loan was priced at $0.99, with yield to maturity of 6.23%, before the effect of interest rate hedging transactions as disclosed in Note 15.

The Credit Agreement governing the Senior Secured Credit Facilities requires the Company to prepay outstanding term B loans contingent upon the occurrence of events, subject to certain exceptions, with: (1) 100% of the net cash proceeds of any incurrence of debt other than debt permitted under the Senior Secured Credit Facilities, (2) commencing with the fiscal year ended September 30, 2014, 50% (which percentage will be reduced if the senior secured net leverage ratio is less than a specified ratio) of the annual excess cash flow (as defined in the Credit Agreement governing the Senior Secured Credit Facilities) and (3) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property (including casualty events) by the Company or its subsidiaries, subject to reinvestment rights and certain other exceptions. As a result of the refinancing, the Company was not required to make prepayments related to the Amended Credit Facilities in the year ended September 30, 2013.

The Company used the proceeds from the borrowings under the term B loans to repay in full the outstanding indebtedness, in aggregate principal amount of $926,375,000 under the Second Amended and Restated Credit Agreement. Following the repayment, in accordance with the applicable accounting guidance for debt modifications and extinguishments, $980,000 of the remaining unamortized original issuance discount and $4,284,000 of the remaining unamortized deferred financing fees were written off and are included in Loss on extinguishment of debt in the accompanying statement of condensed consolidated operations during the three months ended December 31, 2013.

The Company’s Second Amended and Restated Credit Agreement governed the Amended Credit Facilities and comprised of Term B-1 Loans amounting to $750,000,000, Term B2- Loans amounting to $200,000,000 and a senior secured revolving credit facility totaling $147,000,000. As at September 30, 2013, $950,000,000 of term loans comprised of Term B-1 Loans amounting to $750,000,000 and Term B-2 Loans amounting to $200,000,000 had been issued of which $926,375,000 remained outstanding. No amounts had been drawn against the revolving credit facility under the Amended Credit Facilities.

Payments required in each of the next five years from the date of the balance sheet to meet the retirement provisions of the long-term debt are as follows:

$
2015	12,500
2016	12,500
2017	12,500
2018	12,500
2019	12,500
Following years	1,184,375

1,246,875
Unamortized original issuance discount	16,065

1,230,810

11.	Stock Incentive Plans

Management equity incentive plan

In April 2008, the Company adopted a Management Equity Incentive Plan (the “MEIP”), pursuant to which options are granted to select employees and directors of the Company. The MEIP provides that a maximum of 3,833,307 common shares of the Company are issuable pursuant to the exercise of options. The per share purchase price cannot be less than the fair value of the common share of the Company at the grant date and the option expires no later than ten years from the date of grant. Vesting of these stock options is split into three categories: (1) time-based options: 50% of option grants generally vest ratably over five years and feature a fixed exercise price equal to the fair value of common shares of the Company on grant date; (2) premium options: 25% of stock option grants with an exercise price initially equal to the fair value of common shares on grant date that will increase by 10% each year and generally vesting ratably over five years; and (3) performance-based options: 25% of stock option grants with a fixed exercise price equal to the fair value of common shares on grant date which vest upon the occurrence of a liquidity event (as defined under the terms of the MEIP) based on the achievement of return targets calculated based on the return received by majority shareholders from the liquidity event. While the time-based options and the premium options are expensed over the requisite service period, the performance-based options will not be expensed until the occurrence of the liquidity event. The MEIP was amended and restated effective February 11, 2011 primarily to reflect an increase to a maximum of 5,033,507 common shares of the Company issuable pursuant to the exercise of options and to change the required return targets that need to be achieved for vesting performance-based options issued under the amended and restated plan.

Special equity grant

In April 2008, the Company approved the Restricted Stock Unit grant agreement and the penny option grant agreement (collectively “Equity Grant Agreements”) pursuant to which a one-time grant of equity-based awards of either restricted stock units (“RSUs”) or options to purchase shares of common stock of the Company for a penny (“Penny Options”) was made to certain employees of the Company. A maximum of 1,343,348 shares of common stock of the Company are issuable with respect to the special grants. As a result of the option to allow the recipients to elect to have an amount withheld that is in excess of the required minimum withholding under the current tax law, the special grants will be accounted for as liability awards. As a liability award, the fair value on which the expense is based is remeasured each period based on the estimated fair value and the final expense will be based on the fair value of the shares on the date the award is settled. Such final expense is reclassified to additional paid-in capital six months after the settlement of awards on the lapse of the aforementioned option allowed to the recipients. The RSUs and Penny Options expire no later than four years and ten years respectively from the date of grant. One third of the granted RSUs and Penny Options vested immediately on date of grant; one third vested on August 25, 2009, and the remainder vested on August 25, 2010.

The carrying value of an RSU or Penny Option is always equal to the estimated fair value of one common share of the Company. The RSUs and Penny Options entitle the holders to receive common shares of the Company at the end of a vesting period. The total number of RSUs and Penny Options granted was 1,343,348 with an initial fair value of $10, equal to the share price at the date of grant. As at December 31, 2013, there were 5,000 RSUs outstanding (5,000 RSUs and 235,842 Penny Options outstanding as of September 30, 2013), all of which were vested at September 30, 2013.

Annual grant

In June 2008, the Company adopted a Long-Term Incentive Plan (the “LTIP”), whereby the Company is expected to grant annual awards to certain employees of the Company (the “participants”). The number of awards is initially based on the participant’s job level and base salary and is subsequently adjusted based on the outcome of certain financial performance conditions relating to the fiscal year. Each award that vests is ultimately settleable at the option of the participant in cash or in common shares of equivalent value. The awards vest (i) upon the occurrence of a liquidity event (as defined under the terms of the LTIP) and (ii) in varying percentages based on the level of return realized by majority shareholders as a result of the liquidity event.

The awards granted under this LTIP are eventually to be classified as liabilities in accordance with the FASB issued guidance on distinguishing liabilities from equity, since the award is for a fixed amount of value that can be settled at the option of the participant in (i) cash, or (ii) a variable number of common shares of equivalent value.

The Company will not recognize any compensation expense until such time as the occurrence of a liquidity event generating sufficient return to the majority shareholders (in order for the award to vest) is probable. If such an event were probable as of December 31, 2013, the value of the awards to be expensed by the Company would range between $16,674,000 and $20,009,000 depending on the level of return expected to be realized by the majority shareholders.

Distribution

The Company used the proceeds of the refinancing described in Note 10 and distributed approximately $399,500,000 to our shareholders, holders of the Company’s RSUs and certain holders of options granted under the MEIP (the “Distribution”). The Distribution resulted in the exercise of all the outstanding vested penny options. The distribution of $384,508,000 to the shareholders reduced the additional paid-in capital of the Company since the Company’s retained earnings are in a deficit position. The distribution of $14,978,000 to the RSU holders and holders of options granted under the MEIP is considered compensation expense. A portion of the distribution to certain holders of options granted under the MEIP amounting to $3,730,000 is subject to a repayment clause and has been deferred and will be recognized in expense over eighteen months.

The Company also reduced the per share exercise prices of certain outstanding stock options granted under the MEIP, as allowable under the relevant option plan, to reflect the effects of the Distribution. The per share exercise price reduction of $5.67 per underlying share of each unvested option granted under the MEIP was treated as a modification resulting in an incremental share-based compensation expense of $4,000,000 which will be recognized over the remaining vesting period of these options.

12.	Information Included in the Consolidated Operations and Cash Flows

a) Financial expenses

	Three Months Ended December 31,
	2013	2012
	$	$
Interest on long-term debt , including amortization of original issuance discount of $487 in 2013 ($346 in 2012)	19,487	13,834
Accretion expenses on amounts payable for the Mpex transaction	270	527
Interest and bank charges	137	250
Interest rate swaps and cap (Note 17)	1,320	1,510
Financing fees	1,549	192
Amortization of deferred debt issue expenses	1,011	1,575

	23,774	17,888

b) Other information

	Three Months Ended December 31,
	2013	2012
	$	$
Rental expenses	836	887
Shipping and handling expenses	1,215	1,495
Advertising expenses	3,478	3,763
Depreciation of property, plant and equipment	3,857	2,866
Amortization of intangible assets	16,143	22,392
Stock-based compensation expense	806	1,379

c) Accumulated other comprehensive loss

The components of accumulated other comprehensive loss are as follows:

	Foreign currency translation	Hedging contracts	Accumulated other comprehensive loss
		$	$
Balance, October 1, 2012	(41,123)	(17,382)	(58,504)
Other comprehensive income	3,231	688	3,919

Balance, December 31, 2012	(37,892)	(16,693)	(54,585)

Balance, October 1, 2013	(34,041)	(14,035)	(48,076)
Other comprehensive income (loss)	2,576	(106)	2,470

Balance, December 31, 2013	(31,465)	(14,141)	(45,606)

Amounts in accumulated other comprehensive loss are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes as it relates to permanent investments in international subsidiaries.

Details on reclassifications out of Accumulated Other Comprehensive Income:

(1) Hedging contracts—reclassifications to earnings are recorded in financial expenses. See Note 15 for additional details.

d) Supplemental cash flow information

	Three Months Ended December 31,
	2013	2012
	$	$
Interest received	47	59
Interest paid	20,334	15,033
Income taxes received	528	83
Income taxes paid	17,636	22,081
Non-cash investing and financing activities:
Accrual for purchase of property, plant and equipment	1,234	—

13.	Concentration of Credit Risk and Geographic Information

The Company operates in one segment, pharmaceutical products, due to the internal reporting structure in place, the composition of its business operations and the level of detail contained in the Company’s Chief Operating Decision Maker financial information package.

The Company operates in the following geographic areas:

	Three Months Ended December 31,
	2013	2012
	$	$

Total revenue
United States
Domestic sales	148,764	132,914
Foreign sales	4,641	3,394
International
Canadian and EU sales	30,138	28,311
Other sales	7,967	9,718

	191,510	174,337

Revenue is attributed to geographic areas based on the country of origin of the sales.

	December 31, 2013	September 30, 2013
	$	$
Property, plant, equipment and intangible assets
United States	88,142	91,692
Europe	395,379	401,623
Canada	185,251	191,328

	668,772	684,643

	December 31, 2013	September 30, 2013
	$	$
Goodwill
United States	20,931	20,931
Europe	97,864	97,240
Canada	61,887	61,887

	180,682	180,058

14.	Financial Instruments

Interest rate risk

The Company is exposed to interest rate risk on its variable interest-bearing term loans. The term loans bear interest based on British Banker Association LIBOR. As further disclosed in Note 15, the Company may enter into derivative financial instruments to manage its exposure to interest rate changes and reduce its overall cost of borrowing.

Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of the rates. The Company has used derivative instruments historically to reduce its exposure to foreign currency risk. As at December 31, 2013, and September 30, 2013, no foreign exchange contracts were outstanding. As at December 31, 2013, the financial assets totaling $208,318,000 ($316,137,000 as at September 30, 2013) include cash and cash equivalents and accounts receivable for 5,645,000 Canadian dollars,

17,718,000 euros and 1,002,000 Swiss francs respectively (4,738,000 Canadian dollars, 14,379,000 euros and 1,084,000 Swiss francs as at September 30, 2013). As at December 31, 2013, the financial liabilities totaling $1,389,901,000 ($1,110,240,000 as at September 30, 2013) include accounts payable, accrued liabilities and long-term debt of 5,635,000 Canadian dollars, 19,074,000 euros and 61,000 Swiss francs respectively (6,828,000 Canadian dollars, 21,119,000 euros and 1,000 Swiss francs as at September 30, 2013).

Credit risk

Generally, the carrying amount of the Company’s financial assets exposed to credit risk, net of applicable provisions for losses, represents the maximum amount of exposure to credit risk. As at December 31, 2013 and September 30, 2013, the Company’s financial assets exposed to credit risk are composed primarily of cash and cash equivalents and accounts receivable.

As at December 31, 2013, the Company has approximately 84% of its cash and cash equivalents with two financial institutions. At times, such deposits may exceed the amount insured by Federal Deposit Insurance Corporation.

Fair value of financial instruments held at carrying amount on the consolidated balance sheet

The estimated fair value of the financial instruments held at carrying amount is as follows:

	December 31, 2013		September 30, 2013
	Fair value	Carrying amount	Fair value	Carrying amount
	$	$	$	$
Assets
Cash and cash equivalents	104,216	104,216	229,903	229,903
Accounts receivable, net	104,102	104,102	86,234	86,234
Liabilities
Accounts payable and accrued liabilities	159,091	159,091	188,896	188,896
Long-term debt	1,267,199	1,230,810	925,819	921,344

The following methods and assumptions were used to calculate the estimated fair value of the financial instruments that are held at carrying amount on the consolidated balance sheet:

a) Financial instruments for which fair value approximates carrying amount

The estimated fair value of certain financial instruments shown on the consolidated balance sheet approximates their carrying amount. These financial instruments include cash and cash equivalents, accounts receivable, net, accounts payable and accrued liabilities.

b) Long-term debt

The fair value of the variable interest-bearing term loan has been established based on broker-dealer quotes and represents a Level 2 input.

15.	Derivatives and Hedging Activities

Risk management objective of using derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, currency and credit risks primarily by managing the amount, sources, conditions and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which is determined by interest rates. The Company’s derivative financial instruments, if any, are used to manage differences in the amount, timing and duration of the Company’s known or expected cash payments principally related to the Company’s borrowings.

Cash flow hedges of interest rate risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and/or caps as part of its interest rate risk management strategy. While the Company seeks to mitigate interest rate risk by entering into hedging arrangements with counterparties that are large financial institutions that the Company deems to be creditworthy, it is possible that the hedging transactions, which are intended to limit losses, could adversely affect earnings. Furthermore, if the Company terminates a hedging arrangement, it may be obligated to pay certain costs, such as transaction or breakage fees. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges protect the Company from increases in interest rates above the strike rate of the interest rate cap. During the three months ended December 31, 2013, such derivatives were used to hedge the variable cash flows associated with a portion of the existing variable-rate debt.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive loss and is subsequently reclassified to earnings in the period in which the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

On November 8, 2013, in conjunction with the refinancing described in Note 10, the Company terminated its existing interest rate swap and interest rate cap agreements and paid a total of $13,547,000 to its derivative counterparties and discontinued hedge accounting accordingly. Subsequent to the refinancing, the existing swaps and cap no longer met the requirements for hedge accounting. As of the termination date, losses of $13,804,000 were deferred in Accumulated Other Comprehensive Income which will be amortized to interest expense through the original maturities of the instruments.

The Company then entered in two new interest rate cap agreements with an effective date of December 31, 2013 which protects the Company from increases in the cash flows on its variable rate debt under its October 4, 2013 Refinancing attributable to changes in LIBOR above the strike rate of the interest rate cap. The interest rate caps each have a notional amount of $275,000,000 amortizing to $25,000,000 by their maturity in December 2019. The interest rate caps are designated as cash flow hedges of interest rate risk and limits the Company’s interest payments on the hedged October 4, 2013 refinanced debt at 1.0%, plus the appropriate margin on each debt interest period which is currently 5.0%. The interest rate caps will fix the Company’s interest payments on the hedged debt at 6.78%.

On April 4, 2011, the Company had entered into two separate pay-fixed, receive-floating interest rate swap agreements with an effective date of June 30, 2011 which converted a portion of the variable rate debt under its Amended and Restated Senior Secured Credit Facilities to fixed rate debt. The first swap had a notional amount of $331,000,000, amortizing to $84,000,000 by its maturity in December 2015. At September 30, 2013, the notional amount of the first swap was $169,000,000. The second swap had a notional amount of $219,000,000 and matures in December 2016. These swaps were designated as cash flow hedges of interest rate risk.

On June 27, 2012, the Company had entered in an interest rate cap agreement with an effective date of September 30, 2012 which protected the Company from increases in the cash flows on its variable rate debt under its Second Amended and Restated Senior Secured Credit Facilities attributable to changes in LIBOR above the strike rate of the interest rate cap. The interest rate cap had a notional amount of $100,000,000 and matured in September 2016. The interest rate cap was designated as a cash flow hedge of interest rate risk.

As at December 31, 2013, the Company had two interest rate caps outstanding with a combined current notional amount of $550,000,000 and were designated as cash flow hedges of interest rate risk on LIBOR-based debt as described above. Amounts reported in Accumulated other comprehensive income related to derivatives are reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. The Company estimates that $4,563,000 presently classified in Accumulated other comprehensive loss will be reclassified as an increase to interest expense during the next twelve months. On January 29, 2014, the Company cancelled its outstanding interest rate caps and incurred cancellation fees amounting to $1,150,000.

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the condensed consolidated balance sheet as at December 31, 2013:

		Derivatives—Fair Value
		December 31, 2013	September 30, 2013
	Balance sheet location
Derivatives designated as hedging instruments		$	$
Assets:
Interest rate cap	Other long-term assets	624	—

Total		624	—

Liabilities:
Interest rate swaps	Other long-term liabilities	—	11,733
Interest rate cap	Other long-term liabilities	—	277

Total		—	12,010

The table below presents the effect of the Company’s derivative financial instruments on the condensed consolidated operations for the three months ended December 31, 2013 and 2012:

	Location in the Condensed Consolidated Financial Statements	Three Months Ended December 31,
		2013	2012
		$	$
Interest rate swaps and cap in cash flow hedging relationships
Loss recognized in other comprehensive income (loss) on derivatives (effective portion), net of tax of $288 ($150 in 2012)	OCI/OCL	(486)	(254)
Loss reclassified from accumulated comprehensive loss into income (effective portion)	Financial expenses	(1,196)	(1,510)
Loss recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Financial expenses	—	—

The Company considers the impact of its and its counterparties’ credit risk on the fair value of the derivative financial instruments. At December 31, 2013, credit risk did not materially change the fair value of the Company’s derivative financial instruments.

The Company has determined that there is no difference between net and gross presentations of its financial instruments because (1) all financial instruments are presented gross on the condensed consolidated balance sheet; (2) the Company is not party to a master netting arrangement or other similar agreement; and (3) all of the Company’s financial instruments were in an asset position at December 31, 2013 and in a liability position at September 30, 2013.

16.	Fair Value Measurements

Financial assets and financial liabilities measured or disclosed at fair value on a recurring basis as at December 31, 2013 and September 30, 2013 are summarized below:

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance at December 31, 2013
	$	$	$	$
Assets
Derivative financial instruments		624		624

		624		624

Liabilities
Contingent consideration obligations	—	—	29,659	29,659
Long-term debt(1)		1,267,199	—	1,267,199

	—	1,267,199	29,659	1,296,858

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance at September 30, 2013
	$	$	$	$
Liabilities
Derivative financial instruments	—	12,010	—	12,010
Contingent consideration obligations	—	—	29,594	29,594
Long-term debt(1)	—	925,819	—	925,819

	—	937,829	29,594	967,423

(1)	Long-term debt is measured at amortized cost and shown in the table above at Fair Value.

Derivative financial instruments represent interest rate swap and interest rate cap agreements as more fully described in Note 17 and are measured at fair value based on market observable interest rate curves as of the measurement date.

The contingent consideration obligations are related to the Rectiv Transaction and the fair value measurement is determined using Level 3 inputs. The fair value of contingent consideration obligations is based on a probability-weighted income approach. The measurement is based on unobservable inputs supported by little or no market activity based on the Company’s assumptions. Significant unobservable inputs include the projected revenue estimates and the risk adjusted discount rate used to present value the probability weighted cash flows. Generally, a change in the discount rate assumption would result in a directionally opposite change in the contingent consideration obligation. The discount rate used in the fair value measurement is in the range of 7%-13% depending on the type of contingent payment. Changes in the fair value of the contingent consideration obligations are recorded in the Company’s condensed consolidated statement of operations and included in operating income. The Company continues to monitor performance of Rectiv and may make adjustments to its valuation models in future periods. Given the sensitivity of the valuation in relation to changes in the above noted assumptions, such changes, if required, could have a material impact on our financial statements.

The table below provides a summary of the changes in fair value, including net transfers in and/or out, of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended December 31, 2013:

	Balance at October 1, 2013	Transfers into (out of) Level 3	Purchases and settlements,	Accretion and fair value adjustments recorded in income	Balance at September 30, 2013
	$	$	$	$	$
Liabilities
Contingent consideration obligations	29,594	—	(629)	694	29,659

Certain financial assets and financial liabilities are measured at estimated fair value on a non-recurring basis. These instruments are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

Financial assets and liabilities measured or disclosed at fair value on a non-recurring basis as at December 31, 2013 and September 30, 2013 are summarized below:

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance at December 31, 2013
	$	$	$	$
Assets
Intangible assets	—	—	574,439	574,439

	—	—	574,439	574,439

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance at September 30, 2013
	$	$	$	$
Assets
Intangible assets	—	—	589,173	589,173

	—	—	589,173	589,173

The Company recorded an impairment charge and fair value changes of $71,708,000 related to its Rectiv and Lamictal intangible assets during the fiscal year ended September 30, 2013.

17.	Related Party Transactions

The Company recorded charges pursuant to the terms of a management fee arrangement with a controlling shareholding company of $1,925,000 during the three months ended December 31, 2013 ($1,729,000 during the three months ended December 31, 2012). As at December 31, 2013, the Company accrued fees payable to a controlling shareholding company amounting to $2,216,000 ($1,724,000 as at September 30, 2013).

On October 4, 2013, the Company and certain other wholly-owned subsidiaries completed a refinancing and distributed $348,705,000 to the controlling shareholding company.

18.	Pending Litigation

In October 2008, Eurand and Cephalon (which exclusively licenses certain patents from Eurand) received Paragraph IV certification letters relating to ANDAs submitted to the FDA by Mylan Pharmaceuticals, Inc., or Mylan, and Barr Laboratories, Inc., or Barr, each requesting approval to market and sell a generic version of the 15 mg and 30 mg strengths of extended-release cyclobenzaprine hydrochloride (AMRIX). In November 2008, Eurand received a similar certification letter from Impax Laboratories, Inc., or Impax. In May 2009, Eurand received a similar certification letter from Anchen Pharmaceuticals, Inc., or Anchen. Mylan, Impax, and Anchen alleged that U.S. Patent Number 7,387,793, or the ‘793 Patent, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants,” issued to Eurand, will not be infringed by the manufacture, use or sale of the product described in the applicable ANDA and reserved the right to challenge the validity and/or enforceability of the ‘793 Patent. Barr alleged that the ‘793 Patent is invalid, unenforceable and/or will not be infringed by its manufacture, use or sale of the product described in its ANDA. In late November 2008, Eurand filed a lawsuit with Cephalon, in the U.S. District Court in Delaware against Mylan (and its parent) and Barr (and its parent) for infringement of the ’793 Patent. In January 2009, Eurand filed a lawsuit with Cephalon in the U.S. District Court in Delaware against Impax for infringement of the ’793 Patent. In July 2009, Eurand filed a lawsuit with Cephalon in the U.S. District Court in Delaware against Anchen (and its parent) for infringement of the ’793 Patent. Subsequently, in response to additional Paragraph IV certification letters regarding U.S. Patent Number 7,544,372, or the ’372 Patent, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants” Eurand and Cephalon also filed lawsuits against Mylan, Barr, and Anchen for the infringement of the ’372 Patent. All cases were consolidated in one action in the U.S. District Court in Delaware, and were tried in a bench trial in September-October 2010.

On October 7, 2010, both Eurand and Anesta AG, or Anesta, a wholly-owned subsidiary of Cephalon, reached an agreement to settle the pending patent infringement litigation over AMRIX with Impax. Under terms of the settlement, both Eurand and Anesta will grant to Impax a non-exclusive, royalty-bearing license to market and sell a generic version of AMRIX in the United States beginning one year prior to expiration of the ’793 Patent, which is expected to expire in February 2025, or earlier under certain circumstances.

On May 12, 2011, the U.S. District Court in Delaware rendered a decision against Eurand and Cephalon. On May 13, 2011, Mylan launched its product. Eurand and Cephalon appealed the District Court’s finding of obviousness to the Federal Circuit, and on May 24, 2011, the District Court issued an injunction order enjoining Mylan from selling any additional products pending the Federal Circuit’s decision. On April 16, 2012, the Federal Circuit reversed and vacated the judgment of invalidity by the U.S. District Court in Delaware in the patent infringement lawsuit by Eurand and Cephalon. Mylan filed a petition for rehearing en banc and on July 25, 2012, the petition was denied. Subsequently Mylan filed a petition for certiorari to the United States Supreme Court on October 23, 2012 and on January 14, 2013, the petition was denied. The case was remanded to the District Court for consideration of the issue of damages. The trial on the issue of damages is scheduled to commence on September 2, 2014.

The Company is involved (and expects to continue to be involved from time to time) in patent litigation relating to ANDAs filed by potential competitors seeking to market generic versions of the Company’s products. For example, in July 2013, in response to notice letters regarding the filings of ANDAs by Mylan Pharmaceuticals, Inc. and Mylan Inc. (collectively, “Mylan”), as well as Sandoz Inc. (“Sandoz”), seeking approval to market a generic version of CANASA, the Company filed patent infringement lawsuits alleging infringement of certain of its patents and seeking, among other things, injunctive relief. Mylan filed its Answer and Counterclaims in August 2013 and Sandoz filed its Answer and Counterclaims in September 2013, in each case contending that the Company’s patents are invalid or not infringed. The Company believes the ANDAs were filed before the patents covering CANASA were listed in the Orange Book, which generally means that the Company is not entitled to the 30-month stay of the approval of these ANDAs provided for by the Hatch-Waxman Act. While the Company intends to vigorously defend these and other patents and pursue its legal rights, it can offer no assurance as to when the pending or any future litigation will be decided, whether such lawsuits will be successful or that a generic equivalent of one or more of its products will not be approved and enter the market. An adverse outcome in such patent litigation could materially and adversely affect the Company’s revenues.

19.	Subsequent Events

On January 8, 2014, the Company signed a definitive agreement to be acquired by Forest Laboratories, Inc. (NYSE: FRX), a leading, fully integrated, specialty pharmaceutical company. Forest has agreed to acquire the Company from its controlling shareholders, TPG, the global private investment firm, for $2.9 billion in cash, pending required reviews by anti-trust authorities. The transaction is expected to close in the first half of 2014, subject to regulatory review which was completed on January 24, 2014 and satisfactory completion of additional necessary closing conditions. All outstanding debt of the Company will be repaid upon close of the transaction. On January 29, 2014, in anticipation of a potential close, the Company cancelled its outstanding interest rate caps and incurred cancellation fees amounting to $1,150,000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

Warner Chilcott Limited

Section 98 of the Bermuda Companies Act (the “Companies Act”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

Warner Chilcott Limited has adopted provisions in its bye-laws that provide that it shall indemnify its officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Warner Chilcott Limited’s bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits Warner Chilcott Limited to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

Actavis Capital and Actavis Funding SCS

There are no indemnification rights under the articles of association or under any contractual arrangement between the directors or managers and the Actavis SCS or Actavis Capital S.à r.l., without prejudice to any rights to which any of directors or managers may be entitled under applicable law.

Actavis, Inc.

Subsection 1 of Section 78.7502 of the Nevada Revised Statutes (the “Nevada Law”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to Section 78.138 of the Nevada Law or if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 78.138(7) of the Nevada Law provides that, with certain exceptions, a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (i) his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and (ii) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Subsection 2 of Section 78.7502 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in accordance with the standards set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.7502 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (1) and (2) of Section 78.7502, or in the defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of the action or suit.

Section 78.751 of Nevada Law provides that the articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Additionally, a right to indemnification or to advancement of expenses arising under a provision of the articles of incorporation or any bylaw is not eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred. Actavis Inc.’s Articles of Incorporation and Bylaws require Actavis Inc. to make such payment of expenses in advance upon receipt of such an undertaking and do not contain a statement that indemnification can be eliminated or impaired as to a director or officer by an amendment after the occurrence of the act or omission that is the subject of the action.

Section 78.751 of Nevada Law requires a corporation to obtain a determination that any discretionary indemnification is proper under the circumstances. Such a determination must be made by the corporation’s stockholders; its board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; or under certain circumstances by independent legal counsel. Section 78.751 also provides that the indemnification provided for by Section 78.7502 and the advancement of expenses authorized pursuant to Section 78.751 shall not be deemed exclusive or exclude any other rights to which the indemnified party may be entitled except that indemnification unless ordered by a court pursuant to Section 78.7502 may not be made on or behalf of any officer or director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action for which indemnification is sought. The right to indemnification or advancement of expenses shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to the benefit of their heirs, executors and administrators unless the provision then in effect at the time of the act or omission explicitly authorizes such elimination or impairment after the act or omission has occurred.

Section 78.752 of Nevada Law empowers a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities and expenses.

Section 78.138(7) of Nevada Law provides that, with certain exceptions, a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (i) his act or failure to act constituted a breach of his fiduciary duties as a director or officer and (ii) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Actavis Inc.’s Articles of Incorporation contain a similar provision.

Actavis, Inc. has provided for indemnification to the fullest extent permitted by the provisions of Nevada Law in its Articles of Incorporation and Bylaws. Actavis, Inc. also provides liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

Exhibit No.	Description
2.1	Transaction Agreement, dated May 19, 2013, by and among Actavis, Inc., Warner Chilcott Public Limited Company, Actavis Limited (now known as Actavis plc), Actavis Ireland Holding Limited, Actavis W.C. Holding LLC (now known as Actavis W.C. Holding Inc.) and Actavis W.C. Holding 2 LLC (now known as Actavis W.C. Holding 2 Inc.) (incorporated by reference to Exhibit 2.1 of Actavis, Inc.’s Current Report on Form 8-K, filed with the SEC on May 23, 2013).

2.2	Share Purchase Agreement, dated as of June 16, 2009, by and among Robin Hood Holdings Limited, Watson Pharmaceuticals, Inc., certain shareholders of Robin Hood Holdings Limited, and Anthony Selwyn Tabatznik, solely in his capacity as the Shareholders’ Representative (incorporated by reference to Exhibit 2.1 of Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K, filed with the SEC on June 19, 2009).

2.3	First Amendment to Share Purchase Agreement, dated as of November 26, 2009, by and among Robin Hood Holdings Limited, Arrow Pharmaceutical Holdings Ltd., Cobalt Laboratories, Inc., Arrow International Ltd., Arrow Supplies Ltd., Watson Pharmaceuticals, Inc., Watson Pharma S.À.R.L., Watson Cobalt Holdings, LLC, the shareholders of Robin Hood Holdings Limited, and Anthony Selwyn Tabatznik, solely in his capacity as Shareholders’ Representative (incorporated by reference to Exhibit 2.2 of Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K, filed with the SEC on December 2, 2009).

2.4	Share Purchase Agreement, dated as of May 25, 2011, by and among Watson Pharmaceuticals, Inc. and each of the shareholders of Paomar PLC (incorporated by reference to Exhibit 2.1 of Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K, filed with the SEC on May 27, 2011).

2.5	Share Purchase Agreement, dated as of January 24, 2012, by and among Watson Pharmaceuticals, Inc., Strides Pharma Limited, I-Investments Pty Ltd, Strides Arcolab Limited, Ascent Pharmahealth Limited and Dennis Bastas (incorporated by reference to Exhibit 2.1 to Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K, filed with the SEC on January 26, 2012).

2.6	Sale and Purchase Agreement, dated as of April 25, 2012, by and among Nitrogen DS Limited, Landsbanki Islands hf., ALMC Eignarhaldsfélag ehf., ALMC hf, Argon Management S.à.r.l., the Managers party thereto, Deutsche Bank AG, London Branch, Actavis Acquisition Debt S.à.r.l., Watson Pharma S.à.r.l., and Watson Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K, filed with the SEC on April 30, 2012).

2.7	Deed of Modification and Withdrawal from Escrow Accounts, dated as of October 31, 2012, to the Sale and Purchase Agreement dated April 25, 2012, by and among Nitrogen DS Limited, Landsbanki Islands hf., ALMC Eignarhaldsfélag ehf., ALMC hf., Argon Management S.à r.l., the Managers party thereto, Deutsche Bank AG, London Branch, Actavis Acquisition Debt S.à r.l., Watson Pharma S.à r.l. and Watson Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 of Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K, filed with the SEC on November 2, 2012).

2.8	Share Purchase Agreement, dated as of January 19, 2013, by and among Actavis, Inc., Watson Pharma Actavis S.à.r.l. and each of the shareholders of Uteron Pharma SA (incorporated by reference to Actavis, Inc.’s Current Report on Form 8-K, filed with the SEC on January 25, 2013).

2.9	Agreement and Plan of Merger, dated as of February 17, 2014, by and among Actavis plc, Tango US Holdings Inc., Tango Merger Sub 1 LLC, Tango Merger Sub 2 LLC and Forest Laboratories, Inc. (incorporated by reference to Exhibit 2.1 of Actavis plc’s Current Report on Form 8-K, filed with the SEC on February 19, 2014).

Exhibit No.	Description

2.10	Agreement and Plan of Merger, dated as of April 27, 2014, by and among Forest Laboratories, LLC (as successor to Forest Laboratories, Inc.), Royal Empress, Inc. and Furiex Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 of Forest Laboratories, Inc.’s Current Report on Form 8-K filed with the SEC on April 28, 2014).

3.1*	Certificate of Incorporation of Waren Holdings Company, Limited (now known as Warner Chilcott Limited).

3.2*	Amended and Restated Bye-Laws of Warner Chilcott Limited.

3.3*	Articles of Association of Actavis Funding SCS.

3.4*	Articles of Association of Actavis Capital S.à r.l.

3.5*	Amended and Restated Articles of Incorporation of Actavis, Inc.

3.6*	Third Amended and Restated Bylaws of Actavis, Inc.

4.1	Indenture between Watson Pharmaceuticals, Inc. and Wells Fargo Bank, N.A., as trustee, dated as of August 24, 2009 (incorporated by reference to Exhibit 4.1 to Watson Pharmaceuticals, Inc.’s Form 8-K, filed with the SEC on August 24, 2009).

4.2	First Supplemental Indenture between Watson Pharmaceuticals, Inc. and Wells Fargo Bank, N.A., as trustee, dated as of August 24, 2009, including the forms of the Company’s 5.000% Senior Notes due 2014 and 6.125% Senior Notes due 2019 (incorporated by reference to Exhibit 4.2 to Watson Pharmaceuticals, Inc.’s Form 8-K, filed with the SEC on August 24, 2009).

4.3	Second Supplemental Indenture between Watson Pharmaceuticals, Inc. and Wells Fargo Bank, N.A., as trustee, dated as of May 7, 2010 (incorporated by reference to Exhibit 10.2 to Watson Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on May 10, 2010).

4.4	Third Supplemental Indenture between Watson Pharmaceuticals, Inc. and Wells Fargo Bank, N. A., as trustee, dated as of October 2, 2012, including the forms of the Company’s 1.875% Notes due 2017, 3.250% Notes due 2022 and 4.625% Notes due 2042 (incorporated by reference to Exhibit 4.2 to Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K, filed with the SEC on October 2, 2012).

4.5	Fourth Supplemental Indenture, dated as of October 1, 2013, by and among Actavis, Inc., Actavis plc and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed with the SEC on October 2, 2013).

4.6	Indenture, dated June 19, 2014, by and among Actavis Funding SCS, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of Actavis plc’s Current Report on Form 8-K filed with the SEC on June 20, 2014) (Actavis June 20, 2014 8-K).

4.7	Form of 1.300% Note (incorporated by reference to Exhibit 4.2 of the Actavis June 20, 2014 8-K).

4.8	Form of 2.450% Note (incorporated by reference to Exhibit 4.3 of the Actavis June 20, 2014 8-K).

4.9	Form of 3.850% Note (incorporated by reference to Exhibit 4.4 of the Actavis June 20, 2014 8-K).

4.10	Form of 4.850% Note (incorporated by reference to Exhibit 4.5 of the Actavis June 20, 2014 8-K).

4.11	Indenture for the 4.375% Senior Notes, dated as of January 31, 2014, between Forest Laboratories, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of Forest Laboratories, Inc.’s Current Report on Form 8-K filed with the SEC on February 3, 2014) (Forest February 3, 2014 8-K).

Exhibit No.	Description

4.12	Indenture for the 4.875% Senior Notes, dated as of January 31, 2014, between Forest Laboratories, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Forest February 3, 2014 8-K).

4.13	Indenture, dated as of December 10, 2013, by and among Forest Laboratories, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Forest December 11, 2014 8-K).

4.14	First Supplemental Indenture, dated as of June 12, 2014, to the Indenture dated as of December 10, 2013, between Forest Laboratories, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee (5.00% Senior Notes due 2021) (incorporated by reference to Exhibit 4.1 of Forest Laboratories, Inc.’s Current Report on Form 8-K filed with the SEC on June 13, 2014) (Forest June 13, 2014 8-K).

4.15	First Supplemental Indenture, dated as of June 12, 2014, to the Indenture dated as of January 31, 2014, between Forest Laboratories, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee (4.375% Senior Notes due 2019) (incorporated by reference to Exhibit 4.2 of the Forest June 13, 2014 8-K).

4.16	First Supplemental Indenture, dated as of June 12, 2014, to the Indenture dated as of January 31, 2014, between Forest Laboratories, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee (4.875% Senior Notes due 2021) (incorporated by reference to Exhibit 4.3 of the Forest June 13, 2014 8-K).

4.17	Second Supplemental Indenture, between Tango Merger Sub 2 LLC and Wells Fargo Bank, National Association, as trustee, dated July 1, 2014 (5.00% Senior Notes due 2021) (incorporated by reference to Exhibit 4.1 of Actavis plc’s Current Report on Form 8-K filed with the SEC on July 3, 2014) (Actavis July 3, 2014 8-K).

4.18	Second Supplemental Indenture, between Tango Merger Sub 2 LLC and Wells Fargo Bank, National Association, as trustee, dated July 1, 2014 (4.375% Senior Notes due 2019) (incorporated by reference to Exhibit 4.2 of the Actavis July 3, 2014 8-K).

4.19	Second Supplemental Indenture, between Tango Merger Sub 2 LLC and Wells Fargo Bank, National Association, as trustee, dated July 1, 2014 (4.875% Senior Notes due 2021) (incorporated by reference to Exhibit 4.3 of the Actavis July 3, 2014 8-K).

4.20	Third Supplemental Indenture, among Actavis plc, Tango Merger Sub 2 LLC and Wells Fargo Bank, National Association, as trustee, dated July 1, 2014 (5.00% Senior Notes due 2021) (incorporated by reference to Exhibit 4.4 of the Actavis July 3, 2014 8-K).

4.21	Third Supplemental Indenture, among Actavis plc, Tango Merger Sub 2 LLC and Wells Fargo Bank, National Association, as trustee, dated July 1, 2014 (4.375% Senior Notes due 2019) (incorporated by reference to Exhibit 4.5 of the Actavis July 3, 2014 8-K).

4.22	Third Supplemental Indenture, among Actavis plc, Tango Merger Sub 2 LLC and Wells Fargo Bank, National Association, as trustee, dated July 1, 2014 (4.875% Senior Notes due 2021) (incorporated by reference to Exhibit 4.6 of the Actavis July 3, 2014 8-K).

5.1*	Opinion of Loyens & Loeff S.à r.l. as to the legality of the notes to be issued by Actavis Funding SCS and the guarantees to be issued by Actavis Capital S.à r.l. in the exchange offer.

5.2*	Opinion of Conyers Dill & Pearman Limited as to the legality of the guarantees to be issued by Warner Chilcott Limited in the exchange offer.

5.3*	Opinion of Greenberg Traurig, LLP as to the legality of the guarantees to be issued by Actavis, Inc. in the exchange offer.

5.4*	Opinion and consent of Latham & Watkins LLP.

Exhibit No.	Description

10.1	Term Loan Amendment Agreement, by and among Actavis, Inc., Bank of America, N.A., as Administrative Agent, and the lenders party thereto, dated as of August 1, 2013 (incorporated by reference to Exhibit 10.1 of Actavis, Inc.’s Current Report on Form 8-K, filed with the SEC on August 2, 2013).

10.2	Revolver Credit Amendment Agreement, by and among Actavis, Inc., Bank of America, N.A., as Administrative Agent, and the lenders party thereto, dated as of August 1, 2013 (incorporated by reference to Exhibit 10.2 of Actavis, Inc.’s Current Report on Form 8-K, filed with the SEC on August 2, 2013).

10.3	Amended and Restated Actavis Term Loan Credit and Guaranty Agreement, by and among Actavis WC Holding S.à r.l., Actavis, Inc., Actavis plc, the lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent, dated as of October 1, 2013 (incorporated by reference to Exhibit 10.3 of Actavis, Inc.’s Current Report on Form 8-K, filed with the SEC on August 2, 2013).

10.4	Amended and Restated Actavis Revolving Credit and Guaranty Agreement, by and among Actavis WC Holding S.à r.l., Actavis, Inc., Actavis plc, the lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent, dated as of October 1, 2013 (incorporated by reference to Exhibit 10.4 of Actavis, Inc.’s Current Report on Form 8-K, filed with the SEC on August 2, 2013).

10.5	WC Term Loan Credit and Guaranty Agreement, dated as of August 1, 2013, by and among Actavis plc (formerly Actavis Limited), Warner Chilcott Corporation, WC Luxco S.à r.l, Warner Chilcott Company, LLC, Warner Chilcott Finance LLC, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent thereunder (incorporated by reference to Exhibit 10.5 to Actavis, Inc.’s Current Report on Form 8-K, filed with the SEC on August 2, 2013).

10.6	Form of Indemnification Agreement, Actavis W.C. Holding Inc. (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K, filed with the SEC on October 2, 2013).

10.7#

Form of Key Employee Agreement entered into between David A. Buchen and Watson Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 to Watson Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).

10.8#	Amendment to Key Employment Agreement entered into as of December 31, 2008, between David A. Buchen and Watson Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.9 to Watson Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.9#	Amended and Restated Key Employee Agreement between Watson Pharmaceuticals, Inc. and Paul M. Bisaro, entered into as of November 12, 2012 (incorporated by reference to the Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K, filed with the SEC on November 14, 2012).

10.10#	Key Employee Agreement between Anda, Inc. and Al Paonessa III, dated as of August 2, 2007 (incorporated by reference to Exhibit 10.29 to Watson Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007).

10.11#	Amendment to Key Employment Agreement, entered into as of December 31, 2008, between Al Paonessa III and Watson Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.8 to Watson Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008).

10.12#	Key Employee Agreement, entered into as of October 30, 2009 by and between R. Todd Joyce and Watson Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K, filed with the SEC on October 30, 2009).

10.13	Purchase and Collaboration Agreement, dated as of March 3, 2010, by and among Columbia Laboratories, Inc., Coventry Acquisition, Inc. and Watson Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Watson Pharmaceuticals, Inc.’s Current Report on Form 8-K, filed with the SEC on March 5, 2010).

Exhibit No.	Description

10.14	Letter agreement dated February 10, 2012 amending the Purchase and Collaboration Agreement, dated as of March 3, 2010, by and among Columbia Laboratories, Inc., Coventry Acquisition, Inc. and Watson Pharmaceuticals, Inc (incorporated by reference to Exhibit 10.23B to Watson Pharmaceuticals, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.15	Supply Agreement, dated November 1, 2010, by and between Ortho-McNeil-Janssen Pharmaceuticals, Inc. and Watson Laboratories, Inc., (incorporated by reference to Exhibit 10.26 to Watson Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on May 3, 2012).

10.16#	Watson Pharmaceuticals, Inc. 2012 Annual Incentive Compensation Plan (incorporated by reference to Watson Pharmaceuticals, Inc.’s Form DEF 14A, filed with the SEC on March 30, 2012).

10.17	U.S. Amendment Agreement, effective as of April 1, 2010 (the “U.S. Amendment Agreement”), by and between Warner Chilcott Company, LLC and Sanofi-Aventis U.S. LLC, to the Amended and Restated Collaboration Agreement, dated October 8, 2004, by and between Warner Chilcott Company, LLC (as assignee of the Procter & Gamble Company and Procter & Gamble Pharmaceuticals, Inc.) and Sanofi-Aventis U.S. LLC (as successor in interest to Aventis Pharmaceuticals, Inc.) (incorporated by reference to Exhibit 10.1 to Warner Chilcott plc’s Quarterly Report on Form 10-Q, filed with the SEC on May 7, 2010).

10.18	Amendment to the U.S. Amendment Agreement, effective as of October 28, 2013, by and between Warner Chilcott Company, LLC and Sanofi-Aventis U.S. LLC (incorporated by reference to Exhibit 10.25 to Actavis plc’s Annual Report on Form 10-K for the year ended December 31, 2013).

10.19	Second Amendment Agreement, by and among Actavis Capital S.à r.l., Actavis, Inc., Actavis plc, Bank of America, N.A., as Administrative Agent, and the lenders party thereto, dated as of June 30, 2014 (incorporated by reference to Exhibit 10.1 of the Actavis plc July 3, 2014 8-K).

10.20	Second Amended and Restated Actavis Revolving Credit and Guaranty Agreement, by and among Actavis plc, Warner Chilcott Limited, Actavis Capital S.à r.l., Actavis, Inc., Actavis Funding SCS, the lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent, dated as of June 30, 2014 (incorporated by reference to Exhibit 10.2 of the Actavis plc July 3, 2014 8-K).

10.21	Cash Bridge Credit and Guaranty Agreement, by and among Warner Chilcott Limited, Actavis Capital S.à r.l., Actavis, Inc., Actavis Funding SCS, the lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent, dated as of June 30, 2014 (incorporated by reference to Exhibit 10.3 of the Actavis plc July 3, 2014 8-K).

10.22#	Employment Agreement between Actavis, Inc. and Paul M. Bisaro, dated June 30, 2014 (incorporated by reference to Exhibit 10.6 of the Actavis plc July 3, 2014 8-K).

10.23#	Employment Agreement between Actavis, Inc. and Brenton L. Saunders, dated June 30, 2014 (incorporated by reference to Exhibit 10.7 of the Actavis plc July 3, 2014 8-K).

10.24#	Retention Letter between Actavis plc and Sigurdur Olafsson, dated May 19, 2014. (incorporated by reference to Exhibit 10.11 of the Actvis plc’s Quarterly Report on Form 10-Q, filed with the SEC on August 5, 2014).

10.25	Registration Rights Agreement, dated June 19, 2014, by and among Actavis Funding SCS, the guarantors named therein, and Merrill Lynch, Pierce Fenner & Smith Incorporated, Mizuho Securities USA Inc. and Wells Fargo Securities, LLC, as representatives of the several initial purchasers (incorporated by reference to Exhibit 10.1 of the Actavis plc June 20, 2014 8-K).

10.26	Amendment Agreement, by and among, Actavis plc, Warner Chilcott Finance, LLC, Actavis WC 2 S.à. r.l., Warner Chilcott Company, LLC, Bank of America, N.A., as Administrative Agent, and the lenders party thereto, dated as of June 9, 2014 (incorporated by reference to Exhibit 10.1 of Actavis plc’s Current Report on Form 8-K filed with the SEC on June 10, 2014).

Exhibit No.	Description

10.27	Amended and Restated WC Term Loan Credit and Guaranty Agreement, by and among, Actavis plc, Warner Chilcott Finance, LLC, Actavis WC 2 S.à. r.l., Warner Chilcott Company, LLC, Warner Chilcott Limited, Warner Chilcott Corporation, Bank of America, N.A., as Administrative Agent, and the lenders party thereto, dated as of June 9, 2014 (incorporated by reference to Exhibit 10.2 of Actavis plc’s Current Report on Form 8-K filed with the SEC on June 10, 2014).

10.28***	Amendment to Supply Agreement, effective as of May 14, 2014, by and between Janssen Pharmaceuticals, Inc. and Watson Laboratories, Inc. (incorporated by reference to Exhibit 10.1 of Actavis plc’s Current Report on Form 8-K filed with the SEC on May 20, 2014).

10.29	Second Amendment Agreement, by and among, Actavis Capital S.à. r.l., Actavis, Inc., Actavis plc, Bank of America, N.A., as Administrative Agent, and the lenders party thereto, dated as of March 31, 2014 (incorporated by reference to Exhibit 10.1 of Actavis plc’s Current Report on Form 8-K filed with the SEC on April 3, 2014).

10.30	Second Amended and Restated Actavis Term Loan Credit and Guarantee Agreement, by and among Actavis plc, Warner Chilcott Limited, Actavis Capital S.à r.l., Actavis, Inc., the lenders from time to time party thereto and Bank of America, N.A., as Administrative Agent, dated as of March 31, 2014 (incorporated by reference to Exhibit 10.2 of Actavis plc’s Current Report on Form 8-K filed with the SEC on April 2, 2014).

10.31	Contingent Value Rights Agreement, dated as of July 2, 2014, by and between Forest Laboratories, LLC and American Stock Transfer & Trust Company, LLC. (incorporated by reference to Exhibit 10.1 of the Actavis July 3, 2014 8-K).

10.32	Joinder to Revenue Rights Purchase Agreement, dated as of July 2, 2014, entered into by Furiex Pharmaceuticals, Inc., GenuPro, LLC, Development Partners, LLC and APBI Holdings, LLC (incorporated by reference to Exhibit 10.1 of Furiex Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on July 3, 2014).

10.33	Revenue Rights Purchase Agreement, dated as of April 27, 2014, by and between Forest Laboratories, LLC (as successor to Forest Laboratories, Inc.) and RPI Finance Trust (incorporated by reference to Exhibit 10.3 of Forest Laboratories, Inc.’s Current Report on Form 8-K filed with the SEC on April 28, 2014).

10.34	Waiver and Amendment, dated as of June 12, 2014, to the Registration Rights Agreements dated as of December 10, 2013 and January 31, 2014, between Forest Laboratories, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 10.1 of Forest Laboratories, Inc.’s Current Report on Form 8-K filed with the SEC on June 13, 2014).

10.35	Corporate Integrity Agreement dated September 15, 2010 between the Office of Inspector General of the U.S. Department of Health and Human Services and Forest Laboratories, Inc. (incorporated by reference to Exhibit 10.1 to Forest Laboratories Inc.’s Quarterly Report on Form 10-Q (Commission File No. 0-12943) for the quarter ended September 30, 2010).

10.36	Plea Agreement, dated September 15, 2010, among the U.S. Attorney for the District of Massachusetts, the U.S. Department of Justice, and Forest Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.2 to Forest Laboratories, Inc.’s Quarterly Report on Form 10-Q (Commission File No. 0-12943) for the quarter ended the September 30, 2010).

10.37	Settlement Agreement and Release, dated September 15, 2010, among Forest Laboratories, Inc., Forest Pharmaceuticals, Inc., the U.S. of America, acting through the U.S. Department of Justice on behalf of the Office of Inspector General of the Department of Health and Human Services, TRICARE Management Activity, the Veteran’s Affairs Administration, the U.S. Office of Personnel Management, and certain individual relators named therein (incorporated by reference to Exhibit 10.3 to Forest Laboratories, Inc.’s Quarterly Report on Form 10-Q (Commission File No. 0-12943) for the quarter ended September 30, 2010).

Exhibit No.	Description

10.38***	License and Cooperation Agreement dated June 28, 2000 between Merz & Co. GmbH and Forest Laboratories Ireland Limited. (incorporated by reference to Exhibit 10.16 to Forest Laboratories Inc.’s Annual Report on Form 10-K (Commission File No. 1-5438) for the fiscal year ended March 31, 2004).

10.39***	License, Development and Cooperation Agreement dated September 22, 2004 between Merck KGaA and Genaissance Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.3 to Forest Laboratories Inc.’s Quarterly Report on Form 10-Q (Commission File No. 1-5438) for the quarter ended September 30, 2011).

10.40***	Collaboration Agreement dated September 12, 2007, as amended on November 3, 2009 between Forest Laboratories Inc. and Ironwood Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.50 to Forest Laboratories Inc.’s Annual Report on Form 10-K/A (Commission File No. 1-5438) for the fiscal year ended March 31, 2013).

10.41***	Sale and Transfer Agreement dated March 30, 2012 between Janssen Pharmaceutica NV and Forest Laboratories Holding Limited. (incorporated by reference to Exhibit 10.51 to Forest Laboratories Inc.’s Annual Report on Form 10-K (Commission File No. 1-5438) for the fiscal year ended March 31, 2012).

10.42***	MuDelta Development and License Agreement, dated as of November 16, 2009, by and between Janssen Pharmaceutica, N.V. and PPD Therapeutics, Inc., as amended February 9, 2010 (incorporated by reference to Exhibit 10.6 to Furiex Pharmaceuticals, Inc.’s Form 10 - 12B/A (Commission File No. 001-34641) filed with the SEC on May 14, 2010).

12.1*	Statement re Computation of Ratio of Earnings to Fixed Charges.

21.1*	Subsidiaries of Warner Chilcott Limited.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Warner Chilcott Limited.

23.2*	Consent of KPMG ehf., independent auditors for Actavis Pharma Holding 4 ehf. and Actavis S.à. r.l.

23.3*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Warner Chilcott plc.

23.4*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Aptalis Holdings Inc.

23.5*	Consent of BDO USA, LLP, independent registered public accounting firm for Forest Laboratories, Inc.

23.6*	Consent of Loyens & Loeff S.à r.l. (included in Exhibit 5.1).

23.7*	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.2).

23.8*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.3).

23.9*	Consent of Latham & Watkins LLP (included in Exhibit 5.4).

24.1*	Powers of Attorney (included in Signature Pages).

25.1*	Form T-1 Statement of Eligibility of Wells Fargo Bank, National Association to act as Trustee under the Indenture.

#	Indicates a management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith and not “filed” for purposes of Section 18 of the Exchange Act.

***	Confidential portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request in accordance with Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(B) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts (see page F-108)

All other schedules have been omitted because they are not required, not applicable, or the information is otherwise set forth in the financial statements or notes therein.

ITEM 22.	UNDERTAKINGS

The undersigned registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will each be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrants;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrants; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

(6)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)	The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)	The undersigned registrants hereby undertake to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton on September 29, 2014.

WARNER CHILCOTT LIMITED

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Chief Legal Officer and Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That each person whose name is signed hereto has made, constituted and appointed, and does hereby make, constitute and appoint, A. Robert D. Bailey, and each of them, his or her true and lawful attorney-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all registration statements and amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, and to file with the SEC, granting unto each such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that each such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on September 29, 2014.

Signature	Title

/s/ Claire Gilligan	President (Principal Executive Officer)

/s/ Robert Whiteford	Vice President, Director of Finance and Assistant Corporate Secretary (Principal Financial Officer and Principal Accounting Officer)

/s/ A. Robert D. Bailey	Authorized Representative in the United States

/s/ Claire Gilligan	Director

/s/ Robert Whiteford	Director

/s/ Tony Hynds	Director

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Luxembourg on September 29, 2014.

ACTAVIS FUNDING SCS

For and on behalf of Actavis International Holding S.à r.l., in its capacity as General Partner of the Company itself represented by:

By:	/s/ David A. Buchen

Name: David A. Buchen
Title: Class A Manager

For and on behalf of Actavis International Holding S.à r.l., in its capacity as General Partner of the Company itself represented by:

By:	/s/ Patrick van Denzen

Name: Patrick van Denzen
Title: Class B Manager

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That each person whose name is signed hereto has made, constituted and appointed, and does hereby make, constitute and appoint, A. Robert D. Bailey, and each of them, his or her true and lawful attorney-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all registration statements and amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, and to file with the SEC, granting unto each such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that each such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on September 29, 2014.

Signature	Title

/s/ Brenton L. Saunders	Authorized Signatory (Principal Executive Officer)

/s/ R. Todd Joyce	Authorized Signatory (Principal Financial Officer)

/s/ James D’Arecca	Authorized Signatory (Principal Accounting Officer)

/s/ A. Robert D. Bailey	Authorized Representative in the United States

/s/ Maurice Mulders	Manager

/s/ David A. Buchen	Manager

/s/ Patrick van Denzen	Manager

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Luxembourg on September 29, 2014.

ACTAVIS CAPITAL S.À R.L.

By:	/s/ R. Todd Joyce

Name: R. Todd Joyce
Title: Class A Manager

By:	/s/ Patrick van Denzen

Name: Patrick van Denzen
Title: Class B Manager

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That each person whose name is signed hereto has made, constituted and appointed, and does hereby make, constitute and appoint, A. Robert D. Bailey, and each of them, his or her true and lawful attorney-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all registration statements and amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, and to file with the SEC, granting unto each such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that each such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on September 29, 2014.

Signature	Title

/s/ Brenton L. Saunders	Authorized Signatory (Principal Executive Officer)

/s/ R. Todd Joyce	Authorized Signatory (Principal Financial Officer)

/s/ James D’Arecca	Authorized Signatory (Principal Accounting Officer)

/s/ A. Robert D. Bailey	Authorized Representative in the United States

/s/ Maurice Mulders	Manager

/s/ R. Todd Joyce	Manager

/s/ Patrick van Denzen	Manager

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, State of New Jersey, on September 29, 2014.

ACTAVIS, INC.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Chief Legal Officer and Corporate Secretary

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That each person whose name is signed hereto has made, constituted and appointed, and does hereby make, constitute and appoint A. Robert D. Bailey, and each of them, his or her true and lawful attorney-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all registration statements and amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, and to file with the SEC, granting unto each such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that each such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on September 29, 2014.

Signature	Title

/s/ Brent Saunders	Chief Executive Officer and President (Principal Executive Officer)

/s/ R. Todd Joyce	Chief Financial Officer — Global (Principal Financial Officer)

/s/ James D’Arecca	Chief Accounting Officer (Principal Accounting Officer)

/s/ Paul M. Bisaro	Director